Form 10-K, Exhibit 13
period 1993-12-31
SEABOARD CORP /DE/
filed 1994-03-31
CIK 88121

S U M M A R Y  O F  S E L E C T E D  F I N A N C I A L  D A T A

Seaboard Corporation and Subsidiaries

________________________________________________________________________________
(Thousands of dollars except per share amounts)
________________________________________________________________________________
Years ended December 31,       1993       1992       1991       1990       1989
________________________________________________________________________________
Net sales                  $1,142,144  $1,053,655 $875,874   $557,328   $518,759
================================================================================
Net earnings               $   35,891  $   31,075 $ 21,241   $ 30,049   $ 18,678
================================================================================
Earnings per common share  $    24.13  $    20.89 $  14.28   $  20.19   $  12.56
================================================================================
Total assets               $  647,332  $  485,121 $458,045   $422,488   $367,801
================================================================================
Long-term debt             $  194,506  $   78,123 $ 77,119   $ 77,697   $ 63,856
================================================================================
Stockholders' equity       $  304,356  $  269,581 $239,250   $218,753   $189,448
================================================================================
Dividends per common share $      .75  $      .50 $    .50   $    .50   $    .50
================================================================================

Included in Net earnings and Earnings per common share for the year ended December 31, 1993 is the cumulative effect of changing the method of accounting for income taxes. Net earnings was increased by $20,074 and Earnings per common share was increased by $13.50 to reflect this change.





        (Graphs omitted from this page, see appendix.)




















Q U A R T E R L Y   F I N A N C I A L   D A T A

(Unaudited)
Seaboard Corporation and Subsidiaries


____________________________________________________________________________________________________________
(Thousands of dollars                   1st         2nd           3rd           4th          Total for
except per share amounts)             Quarter      Quarter       Quarter       Quarter       the Year
____________________________________________________________________________________________________________
1993
Net sales                            $283,467      258,254       250,197       350,226        1,142,144
Operating income (loss)                12,720        6,949         2,853        (1,477)          21,045
Earnings before cumulative effect
  of change in accounting principle     8,131        4,806         1,649         1,231           15,817
Cumulative effect of changing the
  accounting for income taxes          20,074          --            --            --            20,074
Net earnings                           28,205        4,806         1,649         1,231           35,891
Earnings per common share:
  Earnings before cumulative effect
   of change in accounting principle     5.46         3.23          1.11           .83            10.63
  Cumulative effect of changing the
  accounting for income taxes           13.50          --            --            --             13.50
Earnings per common share               18.96         3.23          1.11           .83            24.13
Dividends per common share              0.125        0.125          0.25          0.25             0.75
Market price range per common share:
                             High    $    249.875      255           220           196.75
                             Low     $    184.75       217           186           175
____________________________________________________________________________________________________________

1992
Net sales                            $222,852      241,940       243,038       345,825        1,053,655
Operating income                        8,521        6,391         8,840        15,759           39,511
Net earnings                            7,529        5,349         5,521        12,676           31,075
Earnings per common share                5.06         3.60          3.71          8.52            20.89
Dividends per common share              0.125        0.125         0.125         0.125             0.50
Market price range per common share:
                             High    $    133          161           180           187
                             Low     $    114          135           159.75        158
____________________________________________________________________________________________________________

The Company's first three quarters of each fiscal year consist of three four-week periods. The fourth quarter has four four-week periods.














MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Seaboard Corporation and Subsidiaries

LIQUIDITY AND CAPITAL RESOURCES

  Total capitalization as measured by stockholders' equity,

long-term deferred income taxes and long-term liabilities

totaled $521.0 million at December 31, 1993 compared with

$390.7 million and $357.2 million at December 31, 1992 and

December 31, 1991, respectively.  Capitalization at December

31, 1993 increased primarily as a result of the issuance of

long-term debt and earnings before cumulative effect of a

change in accounting principle.  The increase in

capitalization from 1991 to 1992 amounting to $33.5 million

was primarily attributable to net earnings of $31.1 million.

  Liquidity at December 31, 1993, 1992 and 1991,  as measured by both current ratio and working capital, are as follows:

- -------------------------------------------------------------

Years ended December 31,          1993       1992     1991

Current ratio                    3.19:1     3.22:1   2.82:1

Working capital (in thousands) $276,447   $209,811 $183,825
- -------------------------------------------------------------

The increased liquidity is due to $100.0 million in cash

proceeds received in December 1993, from Senior Notes that

have been invested in short-term investments and are

available to the Company for construction expenditures and

general corporate purposes.  Cash provided by operating

activities increased for the year ended December 31, 1993

compared to 1992 and 1991 as accounts receivable and

inventory for new and expanded businesses reached normal

operating levels.

  The Company invested $87.3 million in property, plant and

equipment during 1993, of which $51.1 million was expended in the food production and processing segment and $35.3 million in the transportation segment.

  Construction continues on the Company's hog production and processing project in Northeastern Colorado and the Oklahoma

Panhandle.  During 1993, capital expenditures of $19.0

million included hog farrowing and finishing facilities and a feedmill.  Cumulative capital expenditures on the project

since 1992 total $26.6 million.  The Company anticipates

remaining expenditures to total $82.9 million for facilities and working capital.  The project will be funded primarily

with term debt.

(Graphs omitted from margin, see appendix.)

  Capital expenditures of $6.7 million were made at the

Company's poultry processing plant in Western Kentucky to

expand processing capacity.  Remaining capital expenditures

for planned expansion of the poultry processing facility are expected to total $5.3 million during 1994 and will be funded with internal cash sources.

  Capital expenditures of $2.2 million were made to expand

flour milling capacity in Puerto Rico and were funded

internally.  In January 1993, the Company purchased an

interest in a flour mill in Zaire for $5.5 million in cash.

At December 31, 1993, this investment is included in

investments in and advances to foreign subsidiaries not

consolidated.

  Other capital expenditures in the food production and

processing segment for 1993 include $23.2 million in general replacement and upgrades of plant and equipment.

  Capital expenditures in the transportation segment of $29.6 million were incurred to purchase two cargo vessels for use

in the Company's ocean liner service.  The expenditures were financed with $20.6 million in bank term loans and $9.0

million using internal cash sources.   Other capital

expenditures of $5.7 million in the transportation segment

were for general replacement and upgrades of property and

equipment.

  Capital expenditures totaled $35.3 million for 1992.  The

Company purchased previously leased food processing equipment totaling $7.2 million.  Expenditures of $15.2 million were

for routine replacement and upgrade of property plant and

equipment within the food production and processing segment.

Expenditures for transportation equipment used in the

Company's ocean liner service totaled $3.2 million.

(Graphs omitted from margin, see appendix.)

  In October 1992, the Company purchased a flour mill in

Guanica, Puerto Rico, for $2.7 million in cash.  The purchase price was allocated between property, plant and equipment.

  All capital expenditures made during 1992 were internally

funded.

  During 1992, the Company borrowed $10.0 million under a

bank term loan that was used for working capital.  In

addition, the Company utilized early redemption features of

certain Industrial Revenue Bonds to retire $3.6 million of

long-term debt in December 1992.  Due to expectations with

regard to foreign currency and interest rate markets, the

Company reduced its foreign currency borrowings by $5.5

million in 1992.

  At December 31, 1993 and 1992, $16.1 million and $4.7

million, respectively, were outstanding under the Company's

short-term uncommitted credit lines from banks totaling

$132.0 million.

  The Company is required to implement Financial Accounting

Standards Board (FASB) Standard 115, "Accounting for Certain

Investments in Debt and Equity Securities," prospectively in the first quarter of 1994.  Application of the new rules will not have a material impact upon the financial statements of

the Company.

  Management intends to continue seeking opportunities for

expansion in the industries in which it operates and believes that the Company's liquidity and capital resources are

adequate for its current and intended operations.


RESULTS OF OPERATIONS

  Net sales increased $88.5 million over 1992 to total

$1,142.1 million for the year ended December 31, 1993.

Operating income of $21.0 million in 1993 was $18.5

million less than in 1992.

  Net sales of $1,053.7 million for the year ended December

31, 1992 increased by $177.8 million compared to the year

ended December 31, 1991.  Operating income of $39.5 million

for the year ended December 31, 1992 increased by 121%

compared to the year ended December 31, 1991.



Food Production And Processing Segment

  Food production and processing segment sales totaled $940.4 million in 1993, an increase of $76.5 million or 9% compared to the year ended December 31, 1992.  Of the increase, $51.4 million resulted from the first full year of operations of a flour mill located in Guanica, Puerto Rico and the

acquisition of a flour mill in Zaire during 1993.  In

December of 1993, the Company's investment in the Zaire flour mill was reduced to a minority interest and the equity method of accounting for this investment is now being used.

  Net sales from commodity trading activity increased by

$15.9 million as a result of increased sales to the Company's nonconsolidated flour mills.

  Sales volume of poultry products decreased by 4% compared

to 1992, and was principally attributed to a decline in

purchases of fresh poultry from third party sources for

further processing.  The average sales price the Company

received for its poultry products increased during 1993

resulting in relatively unchanged net sales compared to 1992.

  Sales volume of the Company's pork products decreased by 3%

during 1993, primarily as a result of a decline in the number of hogs processed.  Total sales of pork products were

slightly lower in 1993 as the decrease in volume of pork

products sold was partially offset by increased sales prices.

(Graphs omitted from margin, see appendix.)

  In 1993, operating income from food production and

processing declined by $12.9 million compared to the year

ended December 31, 1992.  The decrease in operating income

was principally attributed to a $15.4 million operating loss incurred at the Company's Minnesota pork processing plant.

Throughout 1993, the Company paid, on average, 7% more for

live hogs than in 1992 while sales prices did not increase at the same rate.  The Company will eliminate pork and lamb

slaughtering at the plant in March 1994.  The ongoing

operations of the plant will consist of further processing

fresh pork products purchased from third parties.  $4.5

million of the operating loss reported in 1993 was a reserve established in the fourth quarter to reduce the carrying

value of certain equipment used in slaughtering operations to net realizable value and for other incremental costs of this change.

  Operating income at the Company's  poultry operations

increased by $5.2 million compared to 1992, primarily as a

result of an increase in the Company's average selling price received for poultry products.  Third and fourth quarter

results in 1993 reflect an increase in finished feed costs

due to higher grain prices.

  Operating income at the Company's flour mills increased by

$3.4 million compared to 1992.  The increase is principally

attributed to the first full year of operations of the

Company's flour mill located in Puerto Rico and the

acquisition of a flour mill located in Zaire.  The increase

is also net of a fourth quarter loss reported by the flour

mill in Zaire of $2.9 million attributable to government

mandated price controls and monetary reform.  Subsequent to

December 31, 1993, the controls imposed by the government

were lifted.


  Net sales totaled $863.9 million for the year ended

December 31, 1992, an increase of $148.5 million compared to

1991.  Operating income increased $17.8 million compared to

the year ended December 31, 1991.  The increase in poultry

and pork sales in 1992 was related to increased volume.

Sales volume of poultry products increased by 11% compared to

1991, primarily due to the Mayfield, Kentucky, plant

operating at near capacity for the entire year.  Sales volume of pork products increased by 36% in the first full year of

operations.  The increase in operating income was principally attributable to improved margins on poultry and pork

products which generated operating income of $8.0 million, an increase of $13.2 million compared to the year ended December

31, 1991.  The improved results from poultry and pork

products were attributable to lower unit costs due to volume increases and lower live hog prices which were partially

offset by declines of 2% and 8% in the average selling price of poultry and pork products, respectively.



Transportation Segment

  Transportation sales for the year ended December 31, 1993

totaled $182.5 million, an increase of $12.0 million compared to 1992.  The increase in sales includes new services to Peru

and Chile which started in July 1993.   Operating income for

the year ended December 31, 1993 totaled $21.5 million and

remained almost unchanged compared to 1992 primarily as a

result of changes in cargo mix within certain markets

serviced by the Company.

  Transportation sales for the year ended December 31, 1992

totaled $170.5 million, an increase of $28.0 million compared to 1991.  Operating income in 1992 increased $3.6 million

compared to 1991 to total $21.6 million for the year ended

December 31, 1992.  The increases were related to improved

economies in Central and South America which have

resulted in greater trade.



Other Businesses

  Operating income decreased by $5.2 million at the Company's electric power production facility located in the Dominican

Republic as a result of higher generator maintenance costs

and unscheduled repairs.  The Company operates the facility

under the terms of a contract with the Dominican government

that expired in January 1994 and is currently in the process of negotiating a new contract.



Selling, General and Administrative Expenses

  Selling, general and administrative expenses increased to

$104.5 million for the year ended December 31, 1993 from

$93.2 million in 1992 and $85.7 million in 1991.  The

increase in expenses for the year ended December 31, 1993 is principally related to new operations in flour milling and

increased expenses related to the expansion of the Company's hog production and processing operations.  The increase in

1992 compared to 1991 is primarily attributable to increased sales and marketing efforts.  As a percentage of sales,

selling, general and administrative expenses increased in

1993 by less than 1% compared to 1992 and decreased by 1% in

1992 compared to 1991.



Other

  Interest income totaled $7.0 million, $7.0 million and

$13.1 million for the years ended December 31, 1993, 1992 and

1991, respectively.  1993 includes $1.5 million of interest

income on refunds of Federal income tax for tax years through

1988.  Increases in short-term investments partially offset

lower rates.  The decline in interest income in 1992 compared to 1991 was due primarily to the collection of $45.2 million of fixed-rate notes receivable in January which paid interest at above market rates.

  Interest expense totaled $7.0 million for the year ended

December 31, 1993 compared to $6.6 million and $7.7 million

for the years ended December 31, 1992 and 1991, respectively.

Interest expense increased in 1993 by 8% compared to 1992,

largely as a result of increased borrowings.  Interest

expense decreased in 1992 compared to 1991 primarily as a

result of lower interest rates.

  The Company does not believe its businesses have been

materially adversely affected by inflation.




INDEPENDENT AUDITORS' REPORT
The Board of Directors and Stockholders Seaboard Corporation

  We have audited the accompanying consolidated balance sheets of Seaboard Corporation and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

 	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial state-ments. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the finan-cial position of Seaboard Corporation and subsidiaries at December 31, 1993 and 1992 and results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

  As discussed in Note 1 to the consolidated financial state-ments, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for
Income Taxes," in 1993.




KPMG Peat Marwick
Kansas City, Missouri
March 4, 1994




CONSOLIDATED STATEMENTS OF EARNINGS

Seaboard Corporation and Subsidiaries
____________________________________________________________________________________________________
(Thousands of dollars except per share amounts)                   Years ended December 31,
____________________________________________________________________________________________________
                                                             1993           1992          1991
____________________________________________________________________________________________________
Net sales                                                $1,142,144     $1,053,655      $875,874
Cost of sales and operating expenses                      1,016,647        920,929       772,315
____________________________________________________________________________________________________
              Gross income                                  125,497        132,726       103,559
Selling, general and administrative expenses                104,452         93,215        85,689
____________________________________________________________________________________________________
              Operating income                               21,045         39,511        17,870
____________________________________________________________________________________________________
Income from foreign subsidiaries not consolidated             2,177          4,132         4,186
____________________________________________________________________________________________________
                                                             23,222         43,643        22,056
____________________________________________________________________________________________________
Other income (expense):
  Interest income                                             7,037          7,009        13,103
  Interest expense                                           (7,067)        (6,580)       (7,691)
  Miscellaneous                                                (529)          (494)          160
____________________________________________________________________________________________________
         Total other income (expense), net                     (559)           (65)        5,572
____________________________________________________________________________________________________
           Earnings before income taxes and
             cumulative effect of a change
             in accounting principle                         22,663         43,578        27,628
Income tax expense                                           (6,846)       (12,503)       (6,387)
____________________________________________________________________________________________________
          Earnings before cumulative effect of
            a change in accounting principle                 15,817         31,075        21,241

Cumulative effect of changing the
  accounting for income taxes                                20,074           --            --
____________________________________________________________________________________________________
           Net earnings                                  $   35,891     $   31,075      $ 21,241
====================================================================================================
Earnings per common share:
  Earnings before cumulative effect of a change
    in accounting principle                              $    10.63     $    20.89      $  14.28
  Cumulative effect of changing the
    accounting for income taxes                               13.50            --            --
- -----------------------------------------------------------------------------------------------------
          Earnings per common share                      $    24.13     $    20.89      $  14.28
====================================================================================================

See accompanying notes to consolidated financial statements.




CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Seaboard Corporation and Subsidiaries
____________________________________________________________________________________________________
(Thousands of dollars except per share amounts)                   Years ended December 31,
____________________________________________________________________________________________________
                                                              1993          1992          1991
____________________________________________________________________________________________________
Balance at beginning of year                               $ 263,653    $ 233,322      $ 212,825
Net earnings                                                  35,891       31,075         21,241
Dividends on common stock                                     (1,116)        (744)          (744)
____________________________________________________________________________________________________
Balance at end of year                                     $ 298,428    $ 263,653      $ 233,322
====================================================================================================
Dividends per common share                                 $     .75    $     .50      $     .50
====================================================================================================

See accompanying notes to consolidated financial statements.




































CONSOLIDATED BALANCE SHEETS
Seaboard Corporation and Subsidiaries
___________________________________________________________________________________________________
(Thousands of dollars)                                                            December 31,
___________________________________________________________________________________________________
                                          Assets                             1993           1992
___________________________________________________________________________________________________
Current assets:

  Cash and cash equivalents                                                 $  7,110       $  9,838

  Short-term investments                                                     215,902        114,761

  Receivables:

    Trade                                                                     85,576         90,386

    Due from foreign subsidiaries not consolidated                             1,385          7,936

    Other                                                                      8,660          4,621
___________________________________________________________________________________________________
                                                                              95,621        102,943

    Allowance for doubtful receivables                                        (6,556)        (5,653)
___________________________________________________________________________________________________
      Net receivables                                                         89,065         97,290

  Inventories                                                                 70,961         70,765

  Notes receivable                                                             3,649          1,209

  Deferred income taxes                                                        7,671          2,714

  Prepaid expenses and deposits                                                8,374          7,679
___________________________________________________________________________________________________
      Total current assets                                                   402,732        304,256
___________________________________________________________________________________________________

Investments in and advances to foreign subsidiaries not consolidated          28,520         17,992
___________________________________________________________________________________________________

Net property, plant and equipment                                            205,438        156,563
___________________________________________________________________________________________________

Other assets                                                                  10,642          6,310
___________________________________________________________________________________________________
Total Assets                                                                $647,332       $485,121
===================================================================================================

See accompanying notes to consolidated financial statements.





___________________________________________________________________________________________________
(Thousands of Dollars)                                                            December 31,
___________________________________________________________________________________________________
                              Liabilities and Stockholders' Equity              1993         1992
___________________________________________________________________________________________________
Current liabilities:

  Notes payable to bank                                                       $ 16,055     $  4,698

  Current maturities of long-term debt                                           9,217          598

  Accounts payable                                                              44,787       37,389

  Accrued liabilities                                                           28,667       21,342

  Accrued payroll                                                               13,776       10,882

  Deferred revenue                                                               5,026        9,963

  Income taxes payable                                                           8,757        9,573
___________________________________________________________________________________________________
      Total current liabilities                                                126,285       94,445
___________________________________________________________________________________________________
Long-term debt, less current maturities                                        194,506       78,123
___________________________________________________________________________________________________
Deferred income taxes                                                           20,440       40,953
___________________________________________________________________________________________________
Accrued pension plan liability, less current portion                             1,745        2,019
___________________________________________________________________________________________________

Stockholders' equity:

  Common stock of $1 par value. Authorized 4,000,000 shares;

    issued 1,789,599 shares including 302,079 shares of treasury stock           1,790        1,790

  Shares held in treasury, at par value                                           (302)        (302)
___________________________________________________________________________________________________
                                                                                 1,488        1,488

  Additional capital                                                             4,440        4,440

  Retained earnings                                                            298,428      263,653
___________________________________________________________________________________________________
      Total stockholders' equity                                               304,356      269,581

Commitments and contingent liabilities
___________________________________________________________________________________________________

Total Liabilities and Stockholders' Equity                                    $647,332     $485,121
===================================================================================================




CONSOLIDATED STATEMENTS OF CASH FLOWS

Seaboard Corporation and Subsidiaries
___________________________________________________________________________________________________________________
(Thousands of dollars)                                                            Years ended December 31,
___________________________________________________________________________________________________________________
                                                                         1993             1992           1991
___________________________________________________________________________________________________________________
Cash flows from operating activities:
  Net earnings                                                         $ 35,891         $ 31,075       $ 21,241
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization                                        34,429           29,601         26,082
    Equity in earnings of nonconsolidated foreign subsidiaries           (1,497)          (2,530)        (1,550)
    Deferred income taxes                                               (25,470)          (9,877)        (1,038)
    Other operating activities                                            1,192           (1,035)         1,313

  Changes in assets and liabilities (net of businesses acquired):
    Receivables                                                            (286)         (17,920)       (24,384)
    Inventories                                                            (196)         (15,368)       (15,284)
    Prepaid expenses and deposits                                          (695)            (552)        (1,134)
    Current liabilities exclusive of debt                                11,590           13,496         16,458
___________________________________________________________________________________________________________________

      Net cash provided by operating activities                          54,958           26,890         21,704
___________________________________________________________________________________________________________________
Cash flows from investing activities:
  Net (investment in) proceeds from short-term investments             (101,141)         (23,886)         6,711
  Capital expenditures                                                  (87,328)         (35,286)       (20,240)
  Investments and advances to foreign subsidiaries not consolidated       1,990              885         (8,765)
  Proceeds from the sale of equipment                                     1,924            2,385          1,320
  Notes receivable                                                       (2,874)          44,767            759
  Acquisition of businesses                                              (5,500)          (2,650)          --
- -------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                            (192,929)         (13,785)       (20,215)
___________________________________________________________________________________________________________________
Cash flows from financing activities:
  Notes payable to banks                                                 11,357             (664)         2,110
  Proceeds from issuance of long-term debt                              126,500           13,509          7,500
  Principal payments of long-term debt                                   (1,498)         (20,995)        (9,970)
  Dividends paid                                                         (1,116)            (744)          (744)
___________________________________________________________________________________________________________________
      Net cash provided by (used in) financing activities               135,243           (8,894)        (1,104)
___________________________________________________________________________________________________________________
Net increase (decrease) in cash and cash equivalents                     (2,728)           4,211            385
Cash and cash equivalents at beginning of year                            9,838            5,627          5,242
___________________________________________________________________________________________________________________
Cash and cash equivalents at end of year                               $  7,110         $  9,838       $  5,627
===================================================================================================================
Supplemental disclosure of cash flow information:

  Cash paid during the year for:
    Interest (net of amounts capitalized)                              $  6,778         $  6,266       $  7,967
===================================================================================================================
    Income taxes                                                       $ 13,058         $ 17,737       $  9,133
===================================================================================================================

See accompanying notes to consolidated financial statements.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Seaboard Corporation and Subsidiaries

     December 31, 1993, 1992 and 1991


     Note 1

     Summary of Significant Accounting Policies

     ---------------------------------------------------------------------
     Operations of Seaboard Corporation and its Subsidiaries

          Seaboard Corporation and its subsidiaries (the Company) is a diversified international agribusiness and transportation company engaged domestically in poultry and pork production and processing,

     commodity merchandising, baking, flour milling, shipping, and produce storage and distribution.  Overseas, the Company engages in fruit,

     vegetable and shrimp production and processing, flour milling, animal feed production, polypropylene bag manufacturing and electric power production.



     Principles of Consolidation and Investment in Affiliates

          The consolidated financial statements include the accounts of

     Seaboard Corporation and its wholly-owned domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.  The Company's investments in minority-owned foreign subsidiaries are accounted for by the equity method.



     Short-Term Investments

          Funds retained for future use in the business are temporarily invested in time deposits, commercial paper, tax-exempt bonds,

     corporate bonds and U.S. government obligations. These investments are carried at the lower of amortized cost or market.  The carrying amount approximates fair value because of the short maturity of these instruments.

          In May 1993, the Financial Accounting Standards Board issued

     Statement of Financial Accounting Standards 115, "Accounting for

     Certain Investments in Debt and Equity Securities," effective for fiscal years beginning after December 15, 1993.  Under the new rules,

     debt securities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as available-for-sale or trading and carried at fair value.

     Unrealized holding gains and losses on securities classified as available-for-sale are recorded as a separate component of stockholders' equity.  Unrealized holding gains and losses on securities classified as trading are reported in earnings.

         Presently, the Company carries all debt securities at the lower of amortized cost or market.  The new rules will be applied prospectively in the first quarter of 1994.  Application of the new rules will not have a material impact upon the consolidated financial statements of the Company.



     Inventories

          The Company uses the lower of last-in, first-out (LIFO) cost or market for determining cost for poultry and baking product inventories.  Dressed pork, produce and seafood inventories are valued at the lower of first-in, first-out (FIFO) cost or market.  Domestic grain inventories are valued at market after adjustment of open purchase and sale contracts to market.  Grain inventories held in milling operations are valued at the lower of FIFO cost or market.

          The Company has entered into contracts that have been designated as hedges against fluctuations in the purchase and sales prices of live hogs and grain.  The gains and losses on completed contracts are included in the measurement of these transactions.



     Property, Plant and Equipment

          Property, plant and equipment are carried at cost and are being depreciated generally on the straight-line method over useful lives ranging from 3 to 45 years. Property, plant and equipment leases which are deemed to be installment purchase obligations have been capitalized and included in the property, plant and equipment accounts.  Maintenance, repairs and minor renewals are charged to operations while major renewals and betterments are capitalized.



     Revenue Recognition

          The Company recognizes revenue on commercial exchanges at the time title to the goods transfers to the buyer.



     Income Taxes

          The Company adopted Statement of Financial Accounting Standards

     109, "Accounting for Income Taxes," (SFAS 109) on January 1, 1993.

     This Statement required a change from the deferred method to the asset and liability method of accounting for income taxes.  Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

          The Company has reported the cumulative effect of the change in the method of accounting for income taxes as of the beginning of the

     1993 fiscal year in the Consolidated Statement of Earnings.





     Earnings Per Common Share

          Earnings per common share are based upon the average shares outstanding during the period. Average shares outstanding were

     1,487,520 for each of the three years ended December 31, 1993, 1992 and 1991, respectively.



     Cash and Cash Equivalents

          For purposes of the Consolidated Statements of Cash Flows, the

     Company considers all demand deposits and overnight investments as cash equivalents.  Included in accounts payable are outstanding checks in excess of cash balances of $12,467,000 and $11,818,000 at December

     31, 1993 and 1992, respectively.



     Foreign Currency

          The value of the U.S. dollar fluctuates in relation to the currencies of countries where the Company's foreign subsidiaries conduct business. These fluctuations result in exchange gains and losses. The activities of these foreign subsidiaries are primarily conducted with U.S. affiliates or they operate in hyperinflationary environments. As a result, the Company translates, for consolidation purposes, using the U.S. dollar as the functional currency.  The gains and losses that result from remeasurement are reported in earnings.

     Foreign currency gains (losses) for the years ended December 31, 1993,

     1992 and 1991 were $(3,059,000), $436,000 and $(262,000),

     respectively.  Foreign currency exchange restrictions imposed upon the

     Company's wholly-owned foreign subsidiaries and certain minority-owned foreign subsidiaries do not have a significant effect on the consolidated financial position of the Company.



     Financial Instruments

         The Company enters into interest rate exchange agreements in the management of interest rate exposure.  The differential to be paid or received is accrued and recognized in earnings.


     NOTE 2

     Acquisitions
     ______________________________________________________________________

          In January 1993, the Company acquired for $5,500,000 a 51%

     interest in Minoterie De Matadi, S.A.R.L., a flour mill located in

     Matadi, Zaire.  The operating results of this majority-owned subsidiary were fully consolidated during 1993.  Included in miscellaneous expense is $138,000 representing the minority share of the subsidiary's earnings for the year.  In December 1993, the Company reduced its investment to a 49% minority interest and began using the equity method of accounting.

          In October 1992, the Company acquired a flour mill in Puerto Rico for $2,650,000.  The Company accounted for the acquisition of the facility using the purchase method.

          Subsequent to December 31, 1993, the Company acquired an

     additional 15% of the outstanding common stock of Atlantic Salmon

     (Maine), Inc., for $180,000, bringing the total investment in the entity to 40%.  The Company accounts for this investment using the equity method.

          None of these acquisitions would have significantly affected net earnings or earnings per share on a proforma basis.


     NOTE 3

     Transactions with Parent Company
     ______________________________________________________________________

          Seaboard Flour Corporation (the Parent Company) is the owner of

     75.3% of the Company's outstanding common stock. At December 31, 1993,

     the Company had a net receivable balance from the Parent Company of

     $501,000.  At December 31, 1992, the Company was indebted to the

     Parent Company in the net amount of $1,062,000.  Interest incurred on receivables and advances approximate U.S. Treasury Bill rates.  For the years ended December 31, 1993, 1992 and 1991, net interest expense amounted to $19,000, $122,000, and $296,000 respectively.
































NOTE 4

Inventories
_____________________________________________________________________________________________________________

           A summary of inventories at the end of each year is as follows:

(Thousands of dollars)                                                                    December 31,
______________________________________________________________________________________________________________
                                                                                     1993             1992
______________________________________________________________________________________________________________

At lower of LIFO cost or market:

      Live poultry                                                                  $22,545          $20,366

      Dressed poultry                                                                 8,278            7,868

      Feed and baking ingredients, packaging supplies and other                       7,200            6,677
______________________________________________________________________________________________________________
                                                                                     38,023           34,911

      LIFO allowance                                                                 (3,834)            (968)
______________________________________________________________________________________________________________
         Total inventories at lower of LIFO cost or market                           34,189           33,943
______________________________________________________________________________________________________________
At lower of FIFO cost or market:

      Crops in production, fertilizers and pesticides                                11,376           10,439

      Grain, flour and feed                                                           3,170              907

      Dressed pork                                                                    8,587            5,073

      Live hogs                                                                       3,037              699

      Other                                                                           7,467            9,408
______________________________________________________________________________________________________________
         Total inventories at lower of FIFO cost or market                           33,637           26,526
______________________________________________________________________________________________________________
Grain at market                                                                       3,135           10,296
______________________________________________________________________________________________________________
         Total inventories                                                          $70,961          $70,765
==============================================================================================================


          The use of the LIFO method decreased net earnings in 1993 by

     $1,806,000 ($1.21 per share), increased net earnings in 1992 by

     $384,000 ($.26 per share) and decreased net earnings in 1991 by

     $342,000 ($.23 per share).  The increase in net earnings in 1992 was primarily the result of declining purchase prices.  If the FIFO method had been used, inventories would have been $3,834,000 and

     $968,000 higher than those reported at December 31, 1993 and 1992,

     respectively.



     Note 5

     Investments in and Advances to Foreign Subsidiaries Not Consolidated
     ______________________________________________________________________
          The Company has made investments in and advances to

     minority-owned foreign flour milling, feed milling, polypropylene bag manufacturing, prefabricated residential and commercial construction and shrimp farming subsidiaries.  The subsidiaries are located in

     Sierra Leone, Nigeria and Zaire in West Africa and Ecuador in South

     America, and are accounted for by the equity method. Certain of these subsidiaries operate under restrictions imposed by local governments which limit the Company's ability to have significant influence on their operations.  These restrictions have resulted in a loss in value of these investments and advances that is other than temporary.  The

     Company suspended the use of the equity method for those investments where such a loss occurred and recognized the impairment in value by a charge to earnings.

          In August 1991, the Company acquired a 42.5% interest in H.F.P.

     Engineering (Nigeria) Ltd., a Nigerian company engaged in the prefabrication and construction of commercial and residential properties in Lagos, Nigeria for cash in the amount of $6.13 million.

          Sales of grain and supplies to foreign subsidiaries are included in consolidated net sales for the years ended December 31, 1993, 1992,

     and 1991, and amounted to $20,126,000, $16,765,000 and $5,930,000,

     respectively.

          The Company has periodically borrowed funds from its Ecuadorian subsidiary denominated in local currency.  The loans were repaid resulting in a foreign currency exchange gain of $685,000 for the year ended December 31, 1991.

          Combined condensed financial information of the minority-owned nonconsolidated foreign subsidiaries for their fiscal periods ended within each of the Company's years ended are as follows:




                                                                                  December 31,
______________________________________________________________________________________________________________
(Thousands of dollars)                                                1993            1992             1991
______________________________________________________________________________________________________________
Net sales                                                           $113,743        $124,819          $81,270

Net earnings                                                           7,578           6,875            1,338

Total assets                                                         142,776         118,397          121,835

Total liabilities                                                     84,205          74,566           81,851

Total equity                                                        $ 58,571        $ 42,481          $38,084
==============================================================================================================

























NOTE 6

Property, Plant and Equipment
______________________________________________________________________________________________________________

      A summary of property, plant and equipment at the end of each year is as follows:

                                                                                          December 31,
______________________________________________________________________________________________________________
(Thousands of dollars)                                                             1993               1992
______________________________________________________________________________________________________________
Land and improvements                                                           $ 13,208           $ 11,629

Buildings and improvements                                                        66,218             56,399

Machinery and equipment                                                          170,241            147,016

Transportation equipment                                                          76,368             49,860

Office furniture and fixtures                                                      6,669              6,646

Construction in progress                                                          22,228              4,520
______________________________________________________________________________________________________________

                                                                                 354,932            276,070

Accumulated depreciation and amortization                                       (149,494)          (119,507)
______________________________________________________________________________________________________________
         Net property, plant and equipment                                      $205,438           $156,563
==============================================================================================================

          Approximately $297,000 and $145,000 of interest costs were capitalized as part of property, plant and equipment in the years ended December 31, 1993 and 1992, respectively.  No interest costs were capitalized in 1991.



     NOTE 7

     Unsecured Short-Term Bank Borrowings
     ______________________________________________________________________

          The Company maintains uncommitted credit lines at various banks for its operations.  The Company's credit lines totaled $132,000,000 at December 31, 1993.  The credit line arrangements do not require compensating fees or balances.  Shown below is a summary of short-term bank borrowing activity:







                                                                                     December 31,

______________________________________________________________________________________________________________
(Thousands of dollars, except percent amounts)                            1993          1992           1991
______________________________________________________________________________________________________________
Unsecured notes payable to banks at year-end                           $ 16,055      $  4,698        $ 5,362

Interest rate at year-end                                                 3.65%         3.75%          4.90%

Average short-term borrowings at month-end                             $  7,877      $  8,461        $ 4,927

Weighted average interest rate                                            3.75%         4.27%          6.09%

Peak month-end short-term borrowings                                   $ 16,055      $ 14,860        $ 8,778
==============================================================================================================


     NOTE 8

     Income Taxes
     ______________________________________________________________________

          Effective January 1, 1993, the Company adopted SFAS 109.  The cumulative effect of implementation of SFAS 109 at January 1, 1993 resulted in an increase to earnings of $20.1 million or $13.50 per common share.  This increase was principally due to tax rate differences and the reversal of deferred taxes on undistributed earnings of certain foreign subsidiaries invested overseas that management believes are permanently invested.  Prior year financial statements have not been restated.  Deferred income taxes for the year ended December 31, 1993 includes $0.6 million due to an increase in corporate tax rates.

          Total income taxes for the years ended December 31, 1993, 1992 and 1991 differ from the amounts computed by applying the statutory

     U.S.  Federal income tax rate to earnings before income taxes and cumulative effect of a change in accounting principle for the following reasons:



                                                                  Years ended December 31,
______________________________________________________________________________________________________________
(Thousands of dollars, except percent amounts)           1993                1992                1991
_______________________________________________   __________________  __________________  ____________________
                                                              % of                % of                % of
                                                             Pretax              Pretax              Pretax
                                                  Amount    Earnings  Amount    Earnings  Amount    Earnings
_______________________________________________   ___________________ ___________________ ___________________
Computed tax expense on earnings before

  income taxes and cumulative effect of

  a change in accounting principle                $ 7,932     35.0%   $14,817     34.0%   $ 9,394     34.0%

Adjustments to tax expense attributable to:

     Foreign tax differences                       (1,181)    (5.2)      (500)    (1.1)      (333)    (1.2)

     Tax-exempt investment income                    (424)    (1.6)      (603)    (1.4)      (650)    (2.4)

     Nondeductible foreign subsidiary losses          --       --          70       .1     (1,033)    (3.8)


     Utilization of foreign tax credit

       carryforwards                                  --       --        (889)    (2.0)       --       --

     State income taxes, net of Federal benefit       465      1.8        840      1.9        401      1.5

     Other                                             54       .2     (1,232)    (2.8)    (1,392)    (5.0)
________________________________________________  __________________  __________________  ____________________

                                                  $ 6,846     30.2%   $12,503     28.7%   $ 6,387     23.1%
==============================================================================================================













     The components of income tax expense for the years ended December 31, 1993, 1992 and 1991 are as follows:


                                                                                     Years ended December 31,
______________________________________________________________________________________________________________
(Thousands of dollars)                                                     1993          1992         1991
______________________________________________________________________________________________________________
Current:
     Federal                                                              $11,017       $20,297      $ 6,427
     State and local                                                        1,225         2,083          998

Deferred benefit                                                           (5,396)      (9,877)       (1,038)
______________________________________________________________________________________________________________

                                                                          $ 6,846      $12,503       $ 6,387
===============================================================================================================





          Components of the net deferred income tax liability at

     December 31, 1993 and January 1, 1993 are as follows (in thousands):

                                         December 31,            January 1,
                                            1993                    1993
                                         ------------           -----------
     Deferred income tax liabilities:

          Cash basis farming
           adjustment                     $ 19,036               $ 18,549
          Undistributed earnings of
           foreign subsidiaries              2,539                  3,013
          Depreciation                       1,411                  1,912
          Other                                929                    --
                                           -------               --------
                                            23,915                 23,474
                                           -------               --------
     Deferred income tax assets:

          Reserves/accruals                  9,168                  3,861
          Losses of foreign subsidiaries     2,881                  2,799
          Other                              1,978                  1,448
                                            ------                -------
                                            14,027                  8,108
                                            ------                -------
          Valuation allowance                2,881                  2,799
                                            ------                -------
             Net deferred income tax
               liability                   $12,769               $ 18,165
                                            ======                =======

          The valuation allowance required under SFAS 109 represents accumulated losses on certain foreign subsidiaries that will not be recognized without future liquidation or sale of these subsidiaries.

          At December 31, 1993, no provision has been made in the accounts for Federal income taxes which would be payable if the undistributed earnings of certain foreign subsidiaries were distributed to Seaboard

     Corporation since management has permanently invested such earnings in these foreign operations.  Should such accumulated earnings be distributed, the resulting Federal income taxes would amount to approximately $12,000,000.

          The sources of deferred income taxes resulting from timing differences in the recognition of revenue and expense for income tax and financial statement purposes for the years ended December 31, 1992 and 1991 are as follows:

                                                                                     Years ended December 31,
- ---------------------------------------------------------------------------------------------------------------

(Thousands of dollars)                                                                    1992          1991
- ---------------------------------------------------------------------------------------------------------------
     Undistributed earnings of foreign consolidated subsidiaries,

        net of Federal income taxes currently payable by the Company                    $ 1,327      $  (443)

     Installment sale                                                                    (9,451)        (256)

     Accelerated depreciation                                                              (310)         378

     Other, net                                                                          (1,443)        (717)
______________________________________________________________________________________________________________

                                                                                        $(9,877)     $(1,038)
==============================================================================================================











NOTE 9

Long-Term Debt
______________________________________________________________________________________________________________

     A summary of long-term debt at the end of each year is as follows:

                                                                                              December 31,
______________________________________________________________________________________________________________
(Thousands of dollars)                                                                    1993         1992
______________________________________________________________________________________________________________
Term Loans                                                                              $166,274     $ 40,629

Industrial development revenue bonds (IDRB's) at variable interest rates                  33,500       33,500

Other                                                                                      3,949        4,592
______________________________________________________________________________________________________________

                                                                                         203,723       78,721

Current maturities of long-term debt                                                      (9,217)        (598)
______________________________________________________________________________________________________________

Long-term debt, less current maturities                                                 $194,506     $ 78,123
==============================================================================================================

          In December 1993, the Company issued $100,000,000 in unsecured

     Senior Notes to various lenders, the proceeds of which are to be used for the construction of hog production and processing facilities and for general corporate purposes.  The notes bear interest at 6.49% and mature in equal installments of $20,000,000 on December 1, 2001, 2002,

     2003, 2004 and 2005.

          At December 31, 1993, $33,500,000 IDRB's were outstanding with

     $7,000,000 due in 2004, $8,000,000 due in 2005, $9,500,000 due in

     2012, $4,300,000 due in 2017 and $4,700,000 due in 2019.  The average interest rate incurred on these bonds amounted to 2.52%, 3.10% and

     4.97% for the years ended December 31, 1993, 1992 and 1991,

     respectively.  Redemption of the bonds is assured under irrevocable bank letters of credit issued by major banks.  Although the bond issues mature in 2004, 2005, 2012, 2017 and 2019, for financial reporting purposes, the bonds are deemed to mature in 1995, 1996, 1997 and 1998, the years in which the bank letters of credit and committed extensions thereto expire.  Poultry processing facilities, having a depreciated cost of $28,992,000 at December 31, 1993, secure the bond issues.

          The terms of the note agreements pursuant to which the Senior

     Notes and the IDRB's were issued require, among other terms, the maintenance of certain ratios and minimum net worth, the most restrictive of which requires the ratio of Consolidated Funded Debt to

     Consolidated Shareholders' Equity, as defined, not to exceed .90 to 1,

     and the maintenance of Consolidated Tangible Net Worth, as defined, of not less than $230,000,000.

          At December 31, 1993, term loans relating to the acquisition of two cargo vessels totalled $19,645,000.  These notes are payable in quarterly installments of $570,000 through January 2000 with the balance of $5,300,000 payable in April 2000, bear interest at 6.47%

     and are secured by a first mortgage on the vessels.  In June 1993, a term loan of $6,000,000 was obtained as part of the financing for the hog production and processing facilities.  The debt matures in 1996 and bears interest at 3.0%, payable quarterly.

          In March 1992, the Company obtained a $10,000,000 term loan for working capital purposes.  This term loan matures in 1997 with interest payable quarterly at 1/2% above the London Interbank Offered Rate.

          Term loans totaling $12,629,000 at December 31, 1993 and 1992,

     mature as follows: $5,300,000 in 1994 and $7,329,000 in 1997 with interest payable quarterly at 5/8% and 3/4% above the London Interbank

     Offered Rate, respectively.  The average interest rate on these loans for the years ended December 31, 1993, 1992 and 1991 were 3.9%, 5.2%

     and 6.9%, respectively.

          At December 31, 1993 and 1992, a term loan related to the

     construction of a power generating barge totaled $18,000,000.  This term loan matures in 1998, bears interest at 7.83% payable quarterly and is secured by marketable securities with a carrying value of approximately $22,469,000.

          The fair value of the Company's long-term debt is determined by comparing interest rates for debt with similar terms and maturities.

     At December 31, 1993, the fair value of the Company's long-term debt was approximately $202,219,000.

          The Company has entered interest rate exchange agreements with a bank to limit its exposure to the interest rate volatility of its variable rate long-term debt.  These agreements involve transactions with notional amounts of $80,000,000 and $50,000,000 at December 31,

     1993 and 1992, respectively.  The agreements have maturity dates ranging from 1996 to 2003, and result in a weighted average fixed interest rate of 6.09% and 6.17% at December 31, 1993 and 1992,

     respectively, on an approximate amount of the Company's variable rate debt.  The Company monitors the risk of default by the counterparty and does not anticipate nonperformance.  The fair values of interest rate exchange agreements are obtained from dealer quotes.  These values represent the estimated amount the Company would receive or pay to terminate the agreements, taking into consideration current interest rates and the creditworthiness of the counterparty.  The

     Company would have been required to pay an estimated $3,535,000 to terminate the interest rate exchange agreements at December 31, 1993.

          Annual maturities of long-term debt at December 31, 1993 are as follows:  $9,217,000 in 1994, $10,450,000 in 1995, $17,873,000 in

     1996, $35,648,000 in 1997, $20,319,000 in 1998, and $110,216,000

     thereafter.



     NOTE 10

     Employee Benefits
     ______________________________________________________________________

          The Company maintains defined benefit pension plans for its domestic salaried, clerical and poultry employees.  The plans generally provide for normal retirement at age 65 and eligibility for participation after one year's service upon attaining the age of 21.

     Plan assets are invested in equity securities, fixed income bonds and short-term cash equivalents.  The net periodic pension cost of these plans was as follows:











                                                                        Years ended December 31,
______________________________________________________________________________________________________________
(Thousands of dollars)                                        1993                1992                1991
______________________________________________________________________________________________________________
Service cost-benefits earned during the period              $ 2,678             $ 2,653             $ 2,006
Interest cost on projected benefit obligation                 1,650               1,382               1,165

Actual return on assets                                      (1,714)             (1,178)             (1,069)

Net amortization and deferral                                   540                 168                 357
______________________________________________________________________________________________________________

Net periodic pension cost                                   $ 3,154             $ 3,025             $ 2,459
==============================================================================================================











     Assumptions used in determining pension information were:
                                                                        Years ended December 31,
______________________________________________________________________________________________________________

(Thousands of dollars)                                        1993                 1992               1991
______________________________________________________________________________________________________________
Expected long-term rate of return on assets                   8.00%                8.00%              7.75%

Discount rate                                                 7.25%                8.00%              7.75%

Long-term rate of increase in compensation levels             5.00%                6.00%              7.50%
______________________________________________________________________________________________________________

     The funded status and accrued pension cost at December 31, 1993 and 1992 for all active defined benefit plans is shown below:
                                                                                           December 31,
________________________________________________________________________________________________________________________
(Thousands of dollars)                                                1993                            1992
_______________________________________________________  ______________________________   ______________________________
Actuarial present value of benefit obligations:

     Vested benefit obligation                                     $18,928                          $13,593

     Nonvested benefit obligation                                    1,927                            1,683
_______________________________________________________  _______________________________  _____________________________

Accumulated benefit obligation                                      20,855                           15,276

Effects of projected future compensation levels                      1,919                            5,392
_______________________________________________________  _______________________________  _____________________________

Projected benefit obligation                                        22,774                           20,668

Plan assets at fair value                                           19,710                           15,937
_______________________________________________________  _______________________________  _____________________________

Projected benefit obligation in excess of plan assets                3,064                            4,731

Recognized minimum liability                                           248                              --

Unrecognized net liability at transition                              (649)                            (736)

Unrecognized net gain (loss)                                           201                           (1,116)
_______________________________________________________  _______________________________  _____________________________

Accrued pension cost                                               $ 2,864                          $ 2,879
===================================================================================================================


          On December 31, 1993, the Company froze future benefits under the defined benefit pension plans provided to its domestic salaried and clerical employees.  Effective January 1, 1994, these plans were replaced by a single new plan with similar retirement age and eligibility provisions.  The benefit formula has been modified from a percentage of career average pay to a reduced percentage of final average pay.  In lieu of participating in the new plan, certain executives became participants in a nonqualified supplemental retirement plan.  No expense has been accrued for the nonqualified plan as of December 31, 1993.

          With the sale of its domestic flour milling operation, the

     Company froze certain pension plans and fully vested the covered employees.  The excess of the actuarial present value of the accumulated plan benefits over the plan assets was recorded as a liability at the date of sale.  Payments made, and the portion of the pension liability due currently, amounted to $198,000, $181,000 and

     $209,000 for the years ended December 31, 1993, 1992 and 1991,

     respectively.



          The Company maintains a Thrift Savings Plan covering most of its domestic salaried and clerical employees.  The Company contributes to the plan an amount equal to 100% of employee contributions up to a maximum of 3% of employee compensation.  Employee vesting is based upon years of service with 20% vested after one year of service and an additional 20% vesting with each additional complete year of service.

     Contribution expense was $1,096,000, $998,000, and $731,000 for the years ended December 31, 1993, 1992 and 1991, respectively.



     NOTE 11

     Contingencies

          In April 1990, a derivative action was commenced by a stockholder of the Company.  The action named as defendants Seaboard Corporation,

     the Parent Company and the three then directors of the Company alleging breaches of fiduciary duty by the Directors of Seaboard

     Corporation.  In November, 1993, the plaintiff filed motion to amend the complaint to add counts accusing certain members of senior management of improprieties intended to enrich themselves at the

     Company's expense.  The defendants are vigorously contesting all allegations.  In the opinion of management, this action is not expected to result in a judgement having a materially adverse effect on the consolidated financial statements of the Company.

          The Company is also subject to other legal proceedings related to the normal conduct of its business.  In the opinion of management,

     none of these actions is expected to result in a judgement having a materially adverse effect on the consolidated financial statements of the Company.




























     NOTE 12

     Segment Information
     ______________________________________________________________________

          The Company principally operates in two business segments:  food production and processing and transportation.  Corporate assets include cash, short-term investments, notes receivable, corporate equipment and other miscellaneous assets which are not related to a specific business segment.  Business segment information for the years ended December 31, 1993, 1992 and 1991 is as follows:

     ________________________________________________________________________________
     (Thousands of dollars)                   1993
     ________________________________________________________________________________
                               Food                            Unallocated
                            Production                          Corporate
                               and                              Items and
                            Processing Transportation  Other  Eliminations   Total
     ________________________________________________________________________________
     Sales to
     unaffiliated customers  $940,369    182,523      19,252      --       1,142,144

     Intersegment sales         --         8,923        --       (8,923)       --
     ________________________________________________________________________________

     Net sales               $940,369    191,446      19,252     (8,923)   1,142,144
     ================================================================================

     Operating income (loss) $  4,733     21,514        (390)    (4,812)      21,045
     ======================================================================
     Income from foreign subsidiaries
       not consolidated                                                        2,177

     Interest income                                                           7,037

     Interest expense                                                         (7,067)

     Other corporate expense                                                    (529)
     ________________________________________________________________________________

     Earnings before income taxes and cumulative
       effect of a change in accounting principle                          $  22,663
     ================================================================================

     Identifiable assets     $273,198     86,597      23,893      --         383,688
     ======================================================================
     Corporate assets                                                        263,644
     ________________________________________________________________________________

     Total assets                                                           $647,332
     ================================================================================
     Depreciation
          and amortization   $ 23,166      9,080       1,450        733       34,429
     ================================================================================
     Capital expenditures
     (excluding acquisitions)$ 51,115     35,291          47        875       87,328
     ================================================================================



     ________________________________________________________________________________
     (Thousands of dollars)                   1992
     ________________________________________________________________________________
                               Food                           Unallocated
                            Production                         Corporate
                               and                             Items and
                            Processing Transportation  Other  Eliminations   Total
     ________________________________________________________________________________
     Sales to
     unaffiliated customers  $863,873    170,527      19,255      --       1,053,655

     Intersegment sales         --         8,635        --       (8,635)       --
     ________________________________________________________________________________

     Net sales               $863,873    179,162      19,255     (8,635)   1,053,655
     ================================================================================

     Operating income (loss) $ 17,602     21,552       4,371     (4,014)      39,511
     ======================================================================
     Income from foreign subsidiaries
       not consolidated                                                        4,132

     Interest income                                                           7,009

     Interest expense                                                         (6,580)

     Other corporate expense                                                    (494)
     ________________________________________________________________________________

     Earnings before income taxes                                           $ 43,578
     ================================================================================

     Identifiable assets     $255,719     51,600      28,895      --         336,214
     ======================================================================
     Corporate assets                                                        148,907
     ________________________________________________________________________________

     Total assets                                                           $485,121
     ================================================================================
     Depreciation
          and amortization   $ 18,574      8,813       1,511        703       29,601
     ================================================================================
     Capital expenditures (excluding
         acquisitions)       $ 30,423      3,817         115        931       35,286
     ================================================================================






     ________________________________________________________________________________

     (Thousands of dollars)                   1991
     ________________________________________________________________________________
                               Food                           Unallocated
                            Production                         Corporate
                                and                            Items and
                            Processing Transportation  Other  Eliminations   Total
     ________________________________________________________________________________

     Sales to
     unaffiliated customers  $715,346    142,527      18,001      --         875,874

     Intersegment sales         --         9,154        --       (9,154)       --
     ________________________________________________________________________________

     Net sales               $715,346    151,681      18,001     (9,154)     875,874
     ================================================================================
     Operating income (loss) $   (198)    17,953       3,433     (3,318)      17,870
     ======================================================================

     Income from foreign subsidiaries
       not consolidated                                                        4,186

     Interest income                                                          13,103

     Interest expense                                                         (7,691)

     Other corporate income                                                      160
     ________________________________________________________________________________

     Earnings before income taxes                                           $ 27,628
     ================================================================================

     Identifiable assets     $207,487     56,605      28,368      --         292,460
     ======================================================================

     Corporate assets                                                        165,585
     ________________________________________________________________________________

     Total assets                                                           $458,045
     ================================================================================

     Depreciation
     and amortization        $ 15,555      8,429       1,524        574       26,082
     ================================================================================

     Capital expenditures (excluding
         acquisitions)       $ 15,412      3,842          27        959       20,240
     ================================================================================



          The following is a summary of domestic and foreign net sales,

     operating income and identifiable assets included in the consolidated financial statements:


                                              Years ended December 31,
     ________________________________________________________________________________
     (Thousands of dollars)           1993              1992            1991
     ________________________________________________________________________________
     Net sales:

          Domestic                 $  983,433       $  962,892       $ 802,357

          Foreign                     158,711           90,763          73,517
     ________________________________________________________________________________

                                   $1,142,144       $1,053,655       $  875,874
     ================================================================================

     Operating income:

          Domestic                 $   15,959       $   31,469       $   11,203
          Foreign                       5,086            8,042            6,667
     ________________________________________________________________________________

                                   $   21,045       $   39,511       $   17,870
     ================================================================================

     Identifiable assets:

          Domestic                 $  536,223       $  345,927       $  350,230

          Foreign                     111,109          139,194          107,815
     ________________________________________________________________________________

                                   $  647,332       $  485,121       $  458,045
     ================================================================================

          Included in identifiable assets at December 31, 1993 are foreign receivables of approximately $21,565,000 which represent more of a collection risk than the Company's domestic receivables.  The Company believes that its allowance for doubtful receivables is adequate.






APPENDIX
Seaboard Corporation and Subsidiaries
Graph data
Years ended December 31,


                                                          1989        1990       1991       1992         1993

Summary Of Selected Financial Data:
TOTAL ASSETS (THOUSANDS OF DOLLARS)                       367,801    422,488   458,045     485,121    647,332

STOCKHOLDERS' EQUITY (THOUSANDS OF DOLLARS)               189,448    218,753   239,250     269,581    304,356

EARNINGS PER COMMON SHARE (DOLLARS)                         12.56      20.19      14.28      20.89      24.13


Management's Discussion and Analysis of Financial
  Condition and Results of Operations:
TOTAL CAPITALIZATION (THOUSANDS OF DOLLARS)               306,769    346,217   357,186     390,676    521,047

CURRENT RATIO                                             2.73 :1    2.69 :1    2.82 :1    3.22 :1    3.19 :1

WORKING CAPITAL (THOUSANDS OF DOLLARS)                    105,345    128,711   183,825     209,811    276,447

CAPITAL EXPENDITURES (THOUSANDS OF DOLLARS)                51,960     41,108    20,240      35,286     87,328

NET SALES (THOUSANDS OF DOLLARS)                          518,759    557,328    875,874  1,053,655  1,142,144

NET EARNINGS (THOUSANDS OF DOLLARS)                        18,678     30,049     21,241     31,075     35,891