Form 10-K405, Exhibit 13
SEABOARD CORP /DE/
filed 1995-03-31
CIK 88121

S U M M A R Y  O F  S E L E C T E D  F I N A N C I A L  D A T A

Seaboard Corporation and Subsidiaries

______________________________________________________________________________________________
(Thousands of dollars except per share amounts)         Years ended December 31,
______________________________________________________________________________________________
                                          1994        1993       1992       1991       1990
______________________________________________________________________________________________
Net sales                             $  983,804   $1,142,144  $1,053,655 $875,874   $557,328
==============================================================================================
Net earnings                          $   35,201   $   35,891  $   31,075 $ 21,241   $ 30,049
==============================================================================================
Earnings per common share             $    23.67   $    24.13  $    20.89 $  14.28   $  20.19
==============================================================================================
Total assets                          $  675,211   $  647,332  $  485,121 $458,045   $422,488
==============================================================================================
Long-term debt                        $  177,666   $  194,506  $   78,123 $ 77,119   $ 77,697
==============================================================================================
Stockholders' equity                  $  346,080   $  304,356  $  269,581 $239,250   $218,753
==============================================================================================
Dividends per common share            $     1.00   $      .75  $      .50 $    .50   $    .50
==============================================================================================

Included in Net earnings and Earnings per common share for the year ended December 31, 1993 is the cumulative effect of changing the method of accounting for income taxes.  Net earnings was increased by $11,000,000 and earnings per common share increased by $7.40 to reflect this change.  Net earnings and earnings per common share for the year ended December 31, 1993 also include the reversal of deferred taxes on undistributed earnings of certain foreign subsidiaries that management believes are permanently invested.  Net earnings increased by

$9,074,000 and earnings per share increased by $6.10 as a result of this reversal of deferred taxes.



(Graphs omitted from this page, see appendix.)






MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

  Total capitalization as measured by stockholders' equity,

long-term deferred income taxes and long-term liabilities

totaled $562.7 million at December 31, 1994, compared with

$525.1 million and $390.7 million at December 31, 1993, and

December 31, 1992, respectively.

  Liquidity at December 31, 1994, 1993 and 1992, as measured by both current ratio and working capital, is as follows:

-------------------------------------------------------------
                                  Years Ended December 31,
                                  1994     1993       1992
Current ratio                    3.31:1    3.29:1     3.22:1

Working capital (in thousands) $259,521  $280,466   $209,811
-------------------------------------------------------------

  The Company generated $50.3 million of cash from operating activities in 1994, a decrease of $4.7 million compared to

1993.  The change is primarily attributable to increased

receivables resulting from higher export and transportation

sales which have longer collection terms and lower pork sales which have shorter collection terms.

  The increased liquidity at December 31, 1993, compared to

December 31, 1992, is due to $100 million in cash proceeds

received in December 1993, from an issuance of long-term debt that was invested in short-term investments.  Cash provided

by operating activities increased for the year ended December

31, 1993, compared to 1992  as accounts receivable and

inventory for new and expanded businesses reached normal

operating levels.

  Economic incentive grants totaling $8.1 million were used

to fund construction in 1994.  Use of these funds,

contributed by government entities, is limited to

construction of a hog-processing facility in Guymon,

Oklahoma.  For accounting purposes, these grants have been

recorded in Other Liabilities and will be amortized over the life of the assets acquired with the funds.  The Company

expects to receive $3.9 million in additional grant funds in

1995 for construction expenditures.

  During 1994, the Company borrowed the proceeds of $7.5

million in Industrial Development Revenue Bonds issued by the

Optima Municipal Authority.  The funds are being used to

construct a feed mill for the Company's pork operations.

  During 1994, net proceeds of $8.8 million were received

as a result of the Delaware Chancery Court approving the

settlement of a stockholders' derivative action brought in

1990 against the Company and certain subsidiaries, the Parent

Company and the directors of the Company at the time.  The

settlement was accounted for as a capital contribution.

  Long-term debt of $34.9 million was repaid in 1994.  Of

this amount, $26.3 million was retired in advance of its

scheduled maturity.

  The Company invested $87.6 million in property, plant and

equipment during 1994, of which $62.6 million was expended in the food production and processing segment and $23.1 million in the transportation segment.

  During 1994, capital expenditures for hog farrowing and

finishing facilities, a feed mill and a pork-processing plant located in Guymon, Oklahoma, amounted to $38.5 million.

Cumulative capital expenditures on these facilities since

1992 total $65.1 million.  The Company expects additional

expenditures for facilities and working capital to total

approximately $200 million in the next two years, of which

approximately $49 million is currently under contract.  The

Company expects to finance the facilities with additional

term loans and cash generated from operations.

  Capital expenditures of $5.3 million were incurred to

complete the expansion of the Company's poultry plant in

Mayfield, Kentucky.  The expansion cost a total of $12

million over the last two years.

  Other capital expenditures in the food production and

processing segment for 1994 included $18.8 million in general modernization and efficiency upgrades of plant and equipment.

(Graphs omitted from margin, see appendix.)

  In January 1995, the Company acquired a hatchery company

for $3.5 million.

  Capital expenditures in the transportation segment during

1994 totaled $23.1 million.  The Company purchased a cargo

vessel for $13.9 million for use in the ocean liner service,

and other capital expenditures of $9.2 million were for

general replacement and upgrades of property and equipment.

  Subsequent to December 31, 1994, the Company agreed to

purchase two containerized cargo vessels to be used in its

ocean liner service.  The purchase price of $14.5 million

will be paid with internal cash sources.

  Capital expenditures totaled $87.3 million for 1993 of

which $51.1 million was expended in the food production and

processing segment and $35.3 million in the transportation

segment.

  During 1993, the Company expended $19 million for

construction of hog farrowing and finishing facilities, $6.7 million to expand the Company's poultry-processing plant in

Mayfield, Kentucky, and $25.4 million in general replacement and upgrades of plant and equipment within the food

production and processing segment.

  Capital expenditures for 1993 in the transportation segment of $29.6 million were for the purchase of two cargo vessels.

The expenditures were financed with $20.6 million in bank

term loans and $9 million using internal cash sources.  Other capital expenditures included $5.7 million for general

replacement and upgrade of property and equipment.

  At December 31, 1994 and 1993, $20.6 million and $16.1

million, respectively, were outstanding under the Company's

short-term uncommitted credit lines from banks totaling

$122 million.

  The Company previously disclosed its intent to solicit

equity through a private placement offering to finance

certain hog-production facilities.  Subsequently, the Company decided not to seek the equity.

  Management intends to continue seeking opportunities for

expansion in the industries in which it operates and believes that the Company's liquidity, capital resources and borrowing capabilities are adequate for its current and intended

operations.



RESULTS OF OPERATIONS

  Net sales of $983.8 million for the year ended December 31,

1994, decreased by $158.3 million compared to the year ended

December 31, 1993.  Operating income in 1994 increased by

$26.1 million compared to 1993 to total $47.1 million.

  Net sales increased $88.5 million over 1992 to total

$1,142.1 million for the year ended December 31, 1993.

Operating income of $21 million in 1993 was $18.5 million

less than in 1992.



Food Production And Processing Segment

  Food production and processing segment sales totaled $730.8 million in 1994, a decrease of $209.5 million compared to the year ended December 31, 1993.  Net sales of pork products and live hogs declined from $287.8 million in 1993 to $98.3

million in 1994.  Most of the decline resulted from

discontinuing the unprofitable fresh pork operations at the

Company's Minnesota processing plant in March 1994.  The

ongoing operations of the plant consist of processed meats.

Gross income on pork products improved by $10.7 million over

1993's loss of $9.1 million primarily due to the

discontinuation of the fresh pork operations.  The Company

had a negative margin of $3.7 million on its live hog

operations in 1994; however, management does not believe this is indicative of future results because these live operations are in an early start-up phase.

(Graphs omitted from margin, see appendix.)

  Net sales of poultry products increased by $37.9 million

over 1993 to total $426.1 million in 1994.  This increase is due to expanded capacity at the Mayfield, Kentucky plant and to higher sales prices.  Gross income on poultry products

increased from $33.1 million to $50.7 million in 1994.  The

higher margins are attributable to expanded processing

capacity and lower finished feed costs in the second half of

1994.  Finished feed costs, which vary from period to period,

represent a significant percentage of total poultry product

costs.

  Net sales from commodity trading activity declined by

approximately $26.7 million as a result of lower volume.

Sales from a flour mill in Zaire are no longer consolidated.

The Company reduced its investment to a minority interest,

and it now uses the equity method of accounting.  In 1993,

sales from the flour mill of $33.1 million were included in

the Company's consolidated financial statements.

  Total operating income in the food production and

processing segment increased by $15.3 million, which is

principally attributable to the higher margins described

above.

  Net sales totaled $940.4 million for the year ended

December 31, 1993, an increase of $76.5 million compared to

1992.  Of the increase, $51.4 million resulted from the first full year of operation of a flour mill located in Guanica,

Puerto Rico, and the acquisition of a flour mill in Zaire.

Net sales from commodity trading activity increased by $15.9 million as a result of increased sales to the Company's

nonconsolidated flour mills.

  Net sales of poultry products totaled $388.2 million for

the year ended December 31, 1993.  Sales volume of poultry

products decreased during 1993 compared to 1992, and was

principally attributed to a decline in purchases of fresh

poultry from third parties for further processing.  The

average sales price the Company received for its poultry

products increased during 1993, resulting in relatively

unchanged net sales compared to 1992.  Gross income on

poultry products increased in 1993 by $4.5 million to total

$33.1 million, primarily as a result of an increase in the

Company's average selling price received for poultry

products.

  Net sales of pork products and live hogs totaled $287.8

million during 1993, a decrease of $1 million compared to the year ended December 31, 1992.  Sales volume of the Company's pork products decreased by 3% during 1993, compared to the

year ended December 31, 1992, as a result of a decline in the number of hogs processed.  Gross income on pork products

during 1993 decreased by $10.5 million compared to 1992.

(Graphs omitted from margin, see appendix.)

  Throughout 1993, the Company paid, on average, 7% more for live hogs than in 1992, while the sales prices did not

increase at the same rate.  Of the operating loss reported in

1993, $4.5 million was a reserve established in the fourth

quarter to reduce the carrying value of certain equipment

used in the fresh pork operations to net realizable value

based on estimated net sales proceeds and for other

incremental costs of discontinuing the fresh pork operations.

  In 1993, operating income from food production and

processing declined by $12.9 million compared to the year

ended December 31, 1992.  The decrease in operating income

was principally attributed to the operations at the Company's

Minnesota pork plant.

  Operating income at the Company's flour mills increased by

$3.4 million compared to 1992.  The increase is principally

attributed to the first full year of operations of the

Company's flour mill located in Puerto Rico, and the

acquisition of a flour mill located in Zaire.  The increase

is also net of a fourth quarter foreign exchange loss

reported by the flour mill in Zaire of $2.9 million

attributable to government-mandated price controls and

monetary reform.  Subsequent to December 31, 1993, the

controls imposed by the government were lifted.

  Commodity inventories, including feed grains and livestock,

are hedged with forward purchase contracts, futures and

options in order to manage exposure against major price

fluctuations in the commodity markets.  These instruments

generally call for the exchange of cash for the commodity at some future date and contain no other embedded features.  At

December 31, 1994, the Company had contracts for the

purchase of 3.7 million bushels of grain and the sale of 24

million pounds of livestock.  Unrealized gains and losses on these contracts are deferred and included in inventory.  The amount of unrealized losses at December 31, 1994 and 1993,

were not material.  Commodity contracts did not have a

material effect on operating income for the years ended

December 31, 1994, 1993 and 1992.


Transportation Segment

  Transportation sales for the year ended December 31, 1994,

totaled $225.5 million, an increase of $42.9 million compared to 1993.  The increase in net sales resulted from new

services to South America and the Carribean Basin and

increased volume within existing services in Central America.

Operating income for the year ended December 31, 1994,

totaled $29.3 million, an increase of $7.8 million compared

to 1993.  The increase is related to new and expanded

services.

  Transportation sales for the year ended December 31, 1993,

totaled $182.5 million, an increase of $12 million compared

to 1992.  The increase in sales includes new services to Peru

and Chile which started in July 1993.   Operating income for

the year ended December 31, 1993, totaled $21.5 million and

remained almost unchanged compared to 1992, primarily as a

result of a different cargo mix with lower margins in certain markets serviced by the Company.


Other Businesses

  In 1994, the Company renegotiated its contract with the

Dominican government relating to an electric power generating facility located in the Dominican Republic.  As a result of

the new contract and lower maintenance costs, operating

income increased by $3.4 million compared to the year ended

December 31, 1993.

  During 1993, operating income from the Company's electric

power production facility decreased by $5.2 million as a

result of higher generator maintenance costs and unscheduled repairs.

(Graphs omitted from margin, see appendix.)


Selling, General and Administrative Expenses

  Selling, general and administrative expenses increased to

$112.3 million for the year ended December 31, 1994, from

$104.5 million in 1993 and $93.2 million in 1992.  The

increase in expenses for the year ended December 31, 1994, is related to additional marketing and administrative support of expanded shipping routes and product lines.  In addition,

general and administrative costs increased as a result of

staffing and expenses relating to pork operations in advance of the opening of the processing plant now being constructed in Guymon, Oklahoma.  The increase in 1993 compared to 1992

is principally related to new operations in flour milling and increased expenses related to the expansion of the Company's hog production and processing operations.


Other

  Interest income totaled $9.7 million, $7 million and $7

million for the years ended December 31, 1994, 1993 and 1992,

respectively.  The increase in 1994 of $2.7 million compared to 1993 is primarily due to an increase in short-term

investments resulting from cash proceeds of $100 million from the issuance of long-term debt in December 1993, and higher

rates on invested funds.

  Interest expense totaled $13.1 million for the year ended

December 31, 1994, compared to $7 million and $6.6 million

for the years ended December 31, 1993 and 1992, respectively.

Interest expense increased in 1994 by 85% compared to 1993,

largely as a result of the issuance of long-term debt and

increased short-term borrowings.  A significant portion of

the Company's debt has fixed rates of interest, and therefore increasing interest rates did not have a significant effect

on interest expense during 1994.

  The Company entered into interest rate exchange agreements in the management of interest rate risk.  These agreements

effectively converted specifically identified variable rate

debt into fixed-rate debt.  These agreements were terminated during 1994 and at December 31, 1994, the Company had

unamortized gains of $0.4 million.  Amortization of the

unrealized gains is reflected as adjustments to interest

expense over the remaining terms of the respective underlying debt instruments.

  Miscellaneous income in 1994 includes a $2.9 million gain

from liquidating another interest rate exchange agreement

during the second quarter.  The Company entered into this

interest rate exchange agreement as an anticipatory hedge

against interest rate risk associated with anticipated

variable rate financing.  The anticipated liability to be

hedged was not incurred, and the Company currently has no

plans to incur any other variable rate debt with similar

characteristics.

  The interest rate exchange agreements resulted in

additional interest expense of $0.7 million, $2.3 million and

$0.7 million in the years ended December 31, 1994, 1993 and

1992, respectively.

  The Company has operations in and transactions with

customers in a number of foreign countries.  The currencies

of these countries fluctuate in relation to the U.S. dollar.

Most of the Company's major contracts and transactions,

however, are denominated in U.S. dollars.  The Company had no material foreign currency transaction gains or losses during the years ended December 31, 1994, 1993 and 1992.

  The activities of foreign subsidiaries are primarily

conducted with U.S. affiliates, or they operate in

hyperinflationary environments.  As a result, the Company

translates, for consolidation purposes, using the U.S. dollar as the functional currency.  The gains and losses that result from remeasurement are reported in earnings.  Foreign

currency gains (losses) for the years ended December 31,

1994, 1993 and 1992, were $(0.3) million, $(3.1) million and

$0.4 million, respectively.  Foreign currency exchange

restrictions imposed upon the Company's wholly owned foreign subsidiaries and certain minority-owned foreign subsidiaries do not have a significant effect on the consolidated

financial position of the Company.

  The Company does not believe its businesses have been

materially adversely affected by inflation.

(Graphs omitted from margin, see appendix.)









Q U A R T E R L Y   F I N A N C I A L   D A T A

Seaboard Corporation and Subsidiaries
(Unaudited)
____________________________________________________________________________________________________________
(Thousands of dollars                   1st         2nd           3rd           4th          Total for
except per share amounts)             Quarter      Quarter       Quarter       Quarter       the Year
____________________________________________________________________________________________________________
1994
Net sales                            $257,398      215,016      214,952        296,438          983,804
Operating income                     $ 11,802       15,460        8,608         11,228           47,098
Net earnings                         $  7,476       11,144        5,649         10,932           35,201
Earnings per common share            $   5.03         7.49         3.80           7.35            23.67
Dividends per common share           $    .25          .25          .25            .25             1.00
Market price range per common share:
                             High    $    203 1/2      191 1/2      187 1/2        184 1/2
                             Low     $    184          173          168            160
___________________________________________________________________________________________________________
1993
Net sales                            $283,467      258,254       250,197       350,226        1,142,144
Operating income (loss)              $ 12,720        6,949         2,853        (1,477)          21,045
  Earnings before cumulative effect
  of change in accounting principle  $ 17,205        4,806         1,649         1,231           24,891
  Cumulative effect of changing the
  accounting for income taxes          11,000          --            --            --            11,000
Net earnings                         $ 28,205        4,806         1,649         1,231           35,891
Earnings per common share:
  Earnings before cumulative effect
  of change in accounting principle  $  11.56         3.23          1.11           .83            16.73
  Cumulative effect of changing the
  accounting for income taxes            7.40          --            --            --              7.40
Earnings per common share            $  18.96         3.23          1.11           .83            24.13
Dividends per common share           $  0.125        0.125          0.25          0.25             0.75
Market price range per common share:
                             High    $    249 7/8      255           220           196 3/4
                             Low     $    184 3/4      217           186           175
____________________________________________________________________________________________________________

   The Company's first three quarters of each fiscal year consist of three four-week periods. The fourth quarter has four four-week periods.

   The cumulative effect of implementing Statement of Financial Accounting Standards (SFAS) No. 109 in the
first quarter of 1993, as previously presented, included $9,074,000, or $6.10 per share, resulting from the reversal of deferred taxes on undistributed earnings of certain foreign subsidiaries that management believes are permanently invested.  The deferred tax benefit of this reversal has been reclassified as a component of earnings before cumulative effect of change in accounting principle in the current presentation.

RESPONSIBILITY FOR FINANCIAL STATEMENTS

    The consolidated financial statements appearing in this annual report have been prepared by the Company in conformity with generally accepted accounting principles and necessarily include amounts based upon judgements with due consideration given to materiality.

    The Company relies on a system of internal accounting controls that is designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with Company policy and are properly recorded, and that accounting records are adequate for preparation of financial statements and other information.  The concept of reasonable assurance is based on recognition that the cost of a control system should not exceed the benefits expected to be derived and that such evaluations require estimates and judgements.  The design and effectiveness of the system are monitored by a professional staff of internal auditors.

    The consolidated financial statements have been audited by the independent accounting firm of KPMG Peat Marwick LLP, whose responsibility is to examine records and transactions and to gain an understanding of the system of internal accounting controls to the extent required by generally accepted auditing standards and render an opinion as to the fair presentation of the consolidated financial statements.

    The board of directors pursues its review of auditing, internal controls and financial statements through its audit committee, consisting of a majority of directors who are not employed by the Company.  In the exercise of its responsibilities, the audit committee meets periodically with management,

with the internal auditors and with the independent accountants to review the scope and results of examinations.  Both the internal auditors and independent accountants have free access to the committee with or without the presence of management.






INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders

Seaboard Corporation:

    We have audited the accompanying consolidated balance sheets of Seaboard

Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis,

evidence supporting the amounts and disclosures in the financial statements.  An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seaboard

Corporation and subsidiaries as of December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the years in the three-

year period ended December 31, 1994 in conformity with generally accepted accounting principles.

    As discussed in note 1 to the consolidated financial statements, the

Company adopted the provisions of Statement of Financial Accounting

Standards No. 115, "Accounting for Certain Investments in Debt and Equity

Securities" in 1994 and Statement of Financial Accounting Standards No. 109,

"Accounting For Income Taxes," in 1993.



KPMG Peat Marwick LLP
Kansas City, Missouri
March 3, 1995






CONSOLIDATED STATEMENTS OF EARNINGS

Seaboard Corporation and Subsidiaries
____________________________________________________________________________________________________
(Thousands of dollars except per share amounts)                   Years ended December 31,
____________________________________________________________________________________________________
                                                              1994            1993           1992
____________________________________________________________________________________________________
Net sales                                                 $ 983,804        $1,142,144     $1,053,655
Cost of sales and operating expenses                        824,411         1,016,647        920,929
____________________________________________________________________________________________________
              Gross income                                  159,393           125,497        132,726
Selling, general and administrative expenses                112,295           104,452         93,215
____________________________________________________________________________________________________
              Operating income                               47,098            21,045         39,511
____________________________________________________________________________________________________
Income from foreign subsidiaries not consolidated             3,113             2,177          4,132
____________________________________________________________________________________________________
                                                             50,211            23,222         43,643
____________________________________________________________________________________________________
Other income (expense):
  Interest income                                             9,704             7,037          7,009
  Interest expense                                          (13,136)           (7,067)        (6,580)
  Miscellaneous                                               2,352              (529)          (494)
____________________________________________________________________________________________________
         Total other income (expense), net                   (1,080)             (559)           (65)
____________________________________________________________________________________________________
           Earnings before income taxes and
           cumulative effect of a change
           in accounting principle                           49,131            22,663         43,578
Income tax (expense) benefit                                (13,930)            2,228        (12,503)
____________________________________________________________________________________________________
          Earnings before cumulative effect of
          a change in accounting principle                   35,201            24,891         31,075

Cumulative effect of changing the
  accounting for income taxes                                  --              11,000           --
____________________________________________________________________________________________________
Net earnings                                              $  35,201        $   35,891     $   31,075
====================================================================================================
Earnings per common share:
  Earnings before cumulative effect of a change
    in accounting principle                               $   23.67        $    16.73     $    20.89
  Cumulative effect of changing the
    accounting for income taxes                                --                7.40            --
----------------------------------------------------------------------------------------------------
Earnings per common share                                 $   23.67        $    24.13     $    20.89
====================================================================================================

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Seaboard Corporation and Subsidiaries
_____________________________________________________________________________________________________

(Thousands of dollars except per share amounts)
_____________________________________________________________________________________________________
                                                                            Unrealized
                                                                             Loss on
                                    Common       Treasury     Additional       Debt        Retained
                                    Stock         Stock        Capital      Securities     Earnings
_____________________________________________________________________________________________________
Balances, January 1, 1992         $ 1,790        $  (302)     $ 4,440       $   --        $ 233,322

Net earnings                          --             --           --            --           31,075

Dividends on common stock             --             --           --            --             (744)
  ($.50 per share)
-----------------------------------------------------------------------------------------------------
Balances, December 31, 1992         1,790           (302)       4,440           --          263,653

Net earnings                          --             --           --            --           35,891

Dividends on common stock             --             --           --            --           (1,116)
  ($.75 per share)
-----------------------------------------------------------------------------------------------------
Balances, December 31, 1993         1,790           (302)       4,440           --          298,428

Capital contribution                  --             --         8,774           --            --

Unrealized loss on marketable debt
  securities, net of $466 income
  tax benefit                         --             --           --           (764)          --

Net earnings                          --             --           --            --           35,201

Dividends on common stock
  ($1.00 per share)                   --             --           --            --           (1,487)
-----------------------------------------------------------------------------------------------------

Balances, December 31, 1994       $ 1,790        $  (302)      $13,214      $  (764)      $ 332,142
=====================================================================================================

See accompanying notes to consolidated financial statements.





CONSOLIDATED BALANCE SHEETS
Seaboard Corporation and Subsidiaries
___________________________________________________________________________________________________
(Thousands of dollars)                                                            December 31,
___________________________________________________________________________________________________
                                          Assets                             1994           1993
___________________________________________________________________________________________________
Current assets:

  Cash and cash equivalents                                            $   4,773          $ 7,110

  Short-term investments                                                 174,665          215,902

  Receivables:

    Trade                                                                 93,216           85,576

    Due from foreign subsidiaries not consolidated                         6,575            1,385

    Other                                                                 14,100           12,309
___________________________________________________________________________________________________
                                                                         113,891           99,270

    Allowance for doubtful receivables                                    (9,196)          (6,556)
___________________________________________________________________________________________________
      Net receivables                                                    104,695           92,714

  Inventories                                                             73,243           70,961

  Deferred income taxes                                                    6,914            7,671

  Prepaid expenses and deposits                                            7,705            8,374
___________________________________________________________________________________________________
      Total current assets                                               371,995          402,732
___________________________________________________________________________________________________

Investments in and advances to foreign subsidiaries not consolidated      30,453           28,520
___________________________________________________________________________________________________

Net property, plant and equipment                                        255,071          205,438
___________________________________________________________________________________________________

Other assets                                                              17,692           10,642
___________________________________________________________________________________________________
Total Assets                                                            $675,211         $647,332
===================================================================================================

See accompanying notes to consolidated financial statements.













___________________________________________________________________________________________________
(Thousands of dollars)                                                            December 31,
___________________________________________________________________________________________________
                              Liabilities and Stockholders' Equity              1994         1993
___________________________________________________________________________________________________
Current liabilities:

  Notes payable                                                              $20,576       $ 16,055

  Current maturities of long-term debt                                         3,408          9,217

  Accounts payable                                                            42,560         44,787

  Accrued liabilities                                                         23,976         33,693

  Accrued payroll                                                             10,023          9,757

  Income taxes payable                                                        11,931          8,757
___________________________________________________________________________________________________
    Total current liabilities                                                112,474        122,266
___________________________________________________________________________________________________
Long-term debt, less current maturities                                      177,666        194,506
___________________________________________________________________________________________________
Deferred income taxes                                                         18,810         20,440
___________________________________________________________________________________________________
Other liabilities                                                             20,181          5,764
___________________________________________________________________________________________________

Stockholders' equity:

  Common stock of $1 par value. Authorized 4,000,000 shares;

    issued 1,789,599 shares including 302,079 shares of treasury stock         1,790          1,790

  Shares held in treasury, at par value                                         (302)          (302)
___________________________________________________________________________________________________
                                                                               1,488          1,488

  Additional capital                                                          13,214          4,440

  Unrealized loss on debt securities, net of $466 income tax benefit            (764)          --

  Retained earnings                                                          332,142        298,428
___________________________________________________________________________________________________
      Total stockholders' equity                                             346,080        304,356

Commitments and contingent liabilities
___________________________________________________________________________________________________

Total Liabilities and Stockholders' Equity                                  $675,211      $647,332
===================================================================================================


CONSOLIDATED STATEMENTS OF CASH FLOWS
Seaboard Corporation and Subsidiaries
___________________________________________________________________________________________________________________
(Thousands of dollars)                                                            Years ended December 31,
___________________________________________________________________________________________________________________
                                                                         1994             1993           1992
___________________________________________________________________________________________________________________
Cash flows from operating activities:
  Net earnings                                                         $ 35,201          $ 35,891         $ 31,075
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization                                        33,403            34,429           29,601
    Equity in earnings of nonconsolidated foreign subsidiaries           (3,113)           (1,497)          (2,530)
    Deferred income taxes                                                  (873)          (25,470)          (9,877)
    Other operating activities                                            1,420             1,192           (1,035)

  Changes in assets and liabilities (net of businesses acquired):
    Receivables                                                         (11,981)             (286)         (17,920)
    Inventories                                                          (2,282)             (196)         (15,368)
    Prepaid expenses and deposits                                           669              (695)            (552)
    Liabilities exclusive of debt                                        (2,160)           11,590           13,496
___________________________________________________________________________________________________________________
      Net cash provided by operating activities                          50,284            54,958           26,890
___________________________________________________________________________________________________________________
Cash flows from investing activities:
  Purchase of investments                                              (814,399)            -                -
  Proceeds from the sale of investments                                 602,580             -                -
  Proceeds from maturity of investments                                 251,826             -                -
  Net investment in short-term investments                                 -            (101,141)         (23,886)
  Capital expenditures                                                  (87,583)         (87,328)         (35,286)
  Investments and advances to foreign subsidiaries not consolidated       1,180            1,990              885
  Proceeds from the sale of equipment                                     4,547            1,924            2,385
  Notes receivable                                                       (2,655)          (2,874)          44,767
  Acquisition of businesses                                                (180)          (5,500)          (2,650)
-------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                             (44,684)        (192,929)         (13,785)
___________________________________________________________________________________________________________________
Cash flows from financing activities:
  Notes payable to banks                                                  4,521           11,357             (664)
  Proceeds from issuance of long-term debt                               12,202          126,500           13,509
  Principal payments of long-term debt                                  (34,851)          (1,498)         (20,995)
  Deferred grant revenue                                                  8,073              -                -
  Dividends paid                                                         (1,487)          (1,116)            (744)
  Capital contribution                                                    8,774              -                -
  Bond construction fund                                                 (5,169)             -                -
___________________________________________________________________________________________________________________
      Net cash provided by (used in) financing activities                (7,937)         135,243           (8,894)
___________________________________________________________________________________________________________________
Net increase (decrease) in cash and cash equivalents                     (2,337)          (2,728)           4,211
Cash and cash equivalents at beginning of year                            7,110            9,838            5,627
___________________________________________________________________________________________________________________
Cash and cash equivalents at end of year                               $  4,773         $  7,110         $  9,838
===================================================================================================================
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest (net of amounts capitalized)                              $ 13,415         $  6,778         $  6,266

    Income taxes                                                       $ 14,464         $ 13,058         $ 17,737
===================================================================================================================

See accompanying notes to consolidated financial statements.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Seaboard Corporation and Subsidiaries

December 31, 1994, 1993 and 1992


Note 1

Summary of Significant Accounting Policies
_____________________________________________________________________________

Operations of Seaboard Corporation and its Subsidiaries

     Seaboard Corporation and its subsidiaries (the Company) is a diversified international agribusiness and transportation company engaged domestically in poultry and pork production and processing, commodity merchandising, baking,

flour milling, shipping and produce storage and distribution.  Overseas, the

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



Short-Term Investments

     Effective January 1, 1994, the Company adopted Statement of Financial

Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in

Debt and Equity Securities".  In accordance with SFAS No. 115, all short-term investments held by the Company are categorized as

Available-for-Sale and are reported at fair value with unrealized gains and losses reported, net of tax, in a separate component of stockholders' equity.

The investments at January 1, 1994 included $215,902,000 in debt securities,

for which cost approximated fair value and, therefore, the initial impact of adopting this standard was not material.

     The short-term investments are retained for future use in the business and are temporarily invested in time deposits, commercial paper, tax exempt bonds, corporate bonds and U.S. government obligations.  The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity.  Such amortization is included in interest income.


Inventories

     The Company uses the lower of last-in, first-out (LIFO) or market for determining cost for poultry and baking product inventories.  Live hogs,

dressed pork, produce and seafood inventories are valued at the lower of first-in, first-out (FIFO) cost or market.  Grain inventories held in milling operations are valued at the lower of FIFO cost or market.



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



Deferred Grant Revenue

     Included in other liabilities at December 31, 1994 is $8,073,000 of deferred grant revenue.  Deferred grant revenue represents economic development funds contributed to the Company by government entities.  Use of these funds is limited to construction of a hog processing facility in

Guymon, Oklahoma.  Deferred grants will be amortized to income over the life of the assets acquired with the funds.



Revenue Recognition

     The Company recognizes revenue on commercial exchanges at the time title to the goods transfers to the buyer.  Revenue of the Company's ocean freight service is recognized ratably over the transit time for each voyage.



Income Taxes

     The Company adopted SFAS No. 109 "Accounting for Income Taxes", on

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



Earnings Per Common Share

     Earnings per common share are based upon the average shares outstanding during the period. Average shares outstanding were 1,487,520 for each of the three years ended December 31, 1994, 1993 and 1992, respectively.



Cash and Cash Equivalents

     For purposes of the Consolidated Statements of Cash Flows, the Company

considers all demand deposits and overnight investments as cash equivalents.

Included in accounts payable are outstanding checks in excess of cash balances of $6,788,000 and $12,467,000 at December 31, 1994 and 1993, respectively.



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

December 31, 1994, 1993 and 1992 were $(267,456), $(3,059,000) and $436,000,

respectively. Foreign currency exchange restrictions imposed upon the

Company's wholly-owned foreign subsidiaries and certain minority-owned foreign subsidiaries do not have a significant effect on the consolidated financial position of the Company.



Financial Instruments

    The Company entered into interest rate exchange agreements in the management of interest rate risk.  These agreements effectively converted variable-rate debt into fixed-rate debt.  All outstanding agreements were terminated during 1994 and at December 31, 1994 the Company had unamortized gains of $446,000.  Amortization of these gains are reflected as adjustments to interest expense over the remaining terms of the respective underlying debt instruments.  At December 31, 1993, the notional principal amount of these agreements totaled $50,000,000.

     During 1994, the Company terminated an interest rate exchange agreement with a notional principal amount of $30,000,000 that was initially considered to be an anticipatory hedge.  The anticipated liability to be hedged was not incurred and, accordingly, deferral accounting was discontinued in the second quarter of 1994.  Included in miscellaneous income for 1994 is a $2,911,000 gain related to settling this agreement.



Commodity Contracts

     The Company enters into forward purchase contracts, futures and options to manage its exposure to fluctuations in the commodity markets.  These contracts generally involve the purchase of feed grains and the sale of livestock.  At December 31, 1994, the Company had contracts for 3.7 million bushels of grain and 24 million pounds of livestock.  Based upon the correlation of commodity types and contract dates with projected usage, these contracts are accounted for as hedges.  Gains and losses on these contracts are included in inventory and are ultimately recognized in income as part of the measurement of the hedged transactions.  The amount of deferred losses on commodity contracts at December 31, 1994 and

1993 were not material.  Within the Consolidated Statement of Cash Flows,

cash flows from hedging contracts are classified in the same category as the cash flows from the hedged items.







NOTE 2

Acquisitions
_____________________________________________________________________________

     In January 1994, the Company acquired an additional 15% of the outstanding common stock of Atlantic Salmon (Maine), Inc., for $180,000,

bringing the total investment in the entity to 40%.  The Company accounts for this investment using the equity method.  In January 1993, the Company acquired for $5,500,000 a 51% interest in Minoterie De Matadi, S.A.R.L., a flour mill located in Matadi, Zaire.  The operating results of this majority owned subsidiary were fully consolidated during 1993.  Included in miscellaneous expense is $138,000 representing the minority share of the mill's earnings for the year.

     In December 1993, the Company reduced its investment to a 49% minority interest and began using the equity method of accounting.

     Subsequent to December 31, 1994, the Company acquired for $3,500,000 all the outstanding common stock of a hatchery company.  Through December 31,

1994, the hatchery provided services for the Company's poultry operations.

     None of these acquisitions would have significantly affected net earnings or earnings per share on a proforma basis.






NOTE 3

Transactions with Parent Company
___________________________________________________________________________

       Seaboard Flour Corporation (the Parent Company) is the owner of 75.3%

of the Company's outstanding common stock. At December 31, 1994 and 1993,

the Company has a net receivable balance from the Parent Company of

$2,505,000 and $501,000, respectively.  Interest on receivables was charged at the prime rate during 1994.  Interest charged on receivables and advances in 1993 and 1992 approximated U.S.  Treasury Bill rates.  For the years ended December 31, 1994, 1993 and 1992 net interest income (expense)

amounted to $217,000, $(19,000), and $(122,000) respectively.

     During 1994 the Delaware Chancery Court approved the settlement of a stockholders' derivative action brought in 1990 against the Company and certain subsidiaries, the Parent Company and the directors of the Company at that time.  Under the settlement, the Company received $10,800,000 from the Parent Company and the directors of which $2,026,000 was paid to the plantiff's counsel.  The settlement proceeds to the Company of

$8,774,000 have been recorded as Contributed Capital in Stockholders'

Equity.




NOTE 4

Short-Term Investments
_____________________________________________________________________________________________________________


      The following is a summary of available-for-sale securities at December 31, 1994:


                                               Gross              Gross
                           Amortized         Unrealized         Unrealized         Estimated
(Thousands of dollars)       Cost           Holding Gains      Holding Losses      Fair Value

----------------------------------------------------------------------------------------------
U.S. Treasury securities
and obligations of U.S.
government agencies      $  41,576            -                     592               40,984

Obligations of states and
political subdivisions     101,425            -                     421              101,004

Other debt securities       32,894            -                     217               32,677

----------------------------------------------------------------------------------------------

  Total debt securities  $ 175,895            -                   1,230              174,665
                        ======================================================================

     Substantially all available-for-sale securities have contractual maturities within two years and are available to meet current operating needs.  Included in Other Assets at December 31, 1994 are $5,169,000 of

unexpended bond proceeds held in trust that are invested in accordance with the bond issuance agreement.  The cost of these investments approximates fair value.

     At December 31, 1993, short-term investments were recorded at amortized cost, which approximates fair value.

     The gross realized gains on sales of available-for-sale securities totaled $32,000 and the gross realized losses totaled $404,000 for the year ended December 31, 1994.


NOTE 5

Inventories
______________________________________________________________________________________________________________

      A summary of inventories at the end of each year is as follows:



                                                                                           December 31,
______________________________________________________________________________________________________________
(Thousands of dollars)                                                               1994             1993
______________________________________________________________________________________________________________

At lower of LIFO cost or market:

      Live poultry                                                                  $22,230          $22,545

      Dressed poultry                                                                13,344            8,278

      Feed and baking ingredients, packaging supplies and other                       6,121            7,200
______________________________________________________________________________________________________________
                                                                                     41,695           38,023

      LIFO allowance                                                                 (1,390)          (3,834)
______________________________________________________________________________________________________________
         Total inventories at lower of LIFO cost or market                           40,305           34,189
______________________________________________________________________________________________________________
At lower of FIFO cost or market:

      Live hogs                                                                      10,122            3,037

      Grain, flour and feed                                                           7,622            3,170

      Crops in production, fertilizers and pesticides                                 6,132           11,376

      Dressed pork                                                                    2,523            8,587

      Other                                                                           6,539            7,467
______________________________________________________________________________________________________________
         Total inventories at lower of FIFO cost or market                           32,938           33,637
______________________________________________________________________________________________________________
Grain at market                                                                        --              3,135
______________________________________________________________________________________________________________
         Total inventories                                                          $73,243          $70,961
==============================================================================================================


      The use of the LIFO method increased net earnings in 1994 by $1,515,000 ($1.02 per share), decreased net earnings in 1993 by $1,806,000 ($1.21 per share) and increased net earnings in 1992 by $384,000 ($.26 per share).  The increases in net earnings in 1994 and 1992 were primarily the result of declining purchase prices.

      If the FIFO method had been used, inventories would have been $1,390,000 and $3,834,000 higher than those reported at December 31, 1994 and 1993, respectively.






NOTE 6

Investments in and Advances to Foreign Subsidiaries Not Consolidated
_____________________________________________________________________________
     The Company has made investments in and advances to minority-owned foreign flour milling, feed milling, polypropylene bag manufacturing,

prefabricated residential and commercial construction and shrimp farming subsidiaries.  The subsidiaries are located in Sierra Leone, Nigeria and

Zaire in West Africa and Ecuador in South America, and are accounted for by the equity method. Certain of these subsidiaries operate under restrictions imposed by local governments which limit the Company's ability to have significant influence on their operations.

     These restrictions have resulted in a loss in value of these investments and advances that is other than temporary.  The Company suspended the use of the equity method for these investments and recognized the impairment in value by a charge to earnings in years prior to 1992.

     Sales of grain and supplies to nonconsolidated foreign subsidiaries are included in consolidated net sales for the years ended December 31, 1994,

1993 and 1992, and amounted to $16,255,000, $20,126,000 and $16,765,000,

respectively.

     Combined condensed financial information of the minority-owned nonconsolidated foreign subsidiaries for their fiscal periods ended within each of the Company's years ended are as follows:

                                                                                 December 31,
______________________________________________________________________________________________________________
(Thousands of dollars)                                                1994            1993            1992
______________________________________________________________________________________________________________
Net sales                                                           $102,006        $113,743        $124,819

Net earnings                                                           9,220           7,578           6,875

Total assets                                                         150,313         142,776         118,397

Total liabilities                                                     82,522          84,205          74,566

Total equity                                                        $ 67,791        $ 58,571        $ 42,481
==============================================================================================================



   NOTE 7
   Property, Plant and Equipment
   ______________________________________________________________________________________________________________

         A summary of property, plant and equipment at the end of each year is as follows:



                                                                                             December 31,
   ______________________________________________________________________________________________________________
   (Thousands of dollars)                                                             1994               1993
   ______________________________________________________________________________________________________________
   Land and improvements                                                           $ 23,273           $ 13,208

   Buildings and improvements                                                        79,222             66,218

   Machinery and equipment                                                          197,947            170,241

   Transportation equipment                                                          92,969             76,368

   Office furniture and fixtures                                                      8,558              6,669

   Construction in progress                                                          28,182             22,228
   ______________________________________________________________________________________________________________

                                                                                    430,151            354,932

       Accumulated depreciation and amortization                                   (175,080)          (149,494)
   ______________________________________________________________________________________________________________
            Net property, plant and equipment                                      $255,071           $205,438
   ==============================================================================================================

        Approximately $335,000, $297,000 and $145,000 of interest costs were capitalized as part of property,

   plant and equipment in the years ended December 31, 1994, 1993 and 1992, respectively.







NOTE 8

Income Taxes
______________________________________________________________________________

  Effective January 1, 1993, the Company adopted SFAS No. 109.  The cumulative effect of implementation resulted in an increase to earnings of $11,000,000 or $7.40 per common share.  The increase was principally due to tax rate decreases.  Prior year financial statements have not been restated.  Deferred income taxes for the year ended December 31, 1993 includes $0.6 million due to an increase in corporate tax rates.  The cumulative effect of implementing

SFAS No. 109 as previously presented included $9,074,000 or $6.10 per share resulting from the reversal of deferred taxes on undistributed earnings of certain foreign subsidiaries that management believes are permanently invested.

  The deferred tax benefit of this reversal has been reclassified as a component of 1993 income taxes in the current presentation.

  Total income taxes for the years ended December 31, 1994, 1993 and

1992 differ from the amounts computed by applying the statutory U.S.

Federal income tax rate to earnings before income taxes and cumulative effect of a change in accounting principle for the following reasons:


                                                                   Years ended December 31,
______________________________________________________________________________________________________________
(Thousands of dollars, except percent amounts)          1994                 1993                1992
_______________________________________________   __________________  __________________ ____________________
                                                              % of                % of                % of
                                                             Pretax              Pretax              Pretax
                                                  Amount    Earnings  Amount    Earnings  Amount    Earnings
_______________________________________________   ___________________ ___________________ ___________________
Computed tax expense on earnings before
  income taxes and cumulative effect of
  a change in accounting principle                $17,196   35.0%     $ 7,932     35.0%   $14,817     34.0%

Adjustments to tax expense attributable to:
     Reversal of previously provided deferred
     taxes for foreign earnings permanently
     invested overseas                               --       --       (9,074)   (40.0)       --       --

     Foreign tax differences                       (2,527)   (5.1)     (1,181)    (5.2)      (500)    (1.1)

     Tax-exempt investment income                    (845)   (1.7)       (424)    (1.6)      (603)    (1.4)

     Utilization of foreign tax credit
       carryforwards                                  --      --          --       --        (889)    (2.0)

     State income taxes, net of Federal benefit     1,134     2.3         465      1.8        840      1.9

     Other                                         (1,028)   (2.1)         54       .2     (1,162)    (2.7)
________________________________________________  __________________  __________________  ____________________
                                                  $13,930    28.4%     (2,228)    (9.8)%  $12,503     28.7%
==============================================================================================================




     The components of income tax expense for the years ended December 31, 1994, 1993 and 1992 are as follows:

                                                                            Years ended December 31,
______________________________________________________________________________________________________________
(Thousands of dollars)                                                     1994          1993         1992
______________________________________________________________________________________________________________
Current:
     Federal                                                              $12,654       $11,017       $20,297

     State and local                                                        1,683         1,225         2,083

Deferred benefit                                                             (407)      (14,470)       (9,877)
______________________________________________________________________________________________________________

                                                                          $13,930       $(2,228)      $12,503
===============================================================================================================

    Components of the net deferred income tax liability at December 31, 1994 and December 31, 1993 are as follows (in thousands):

                                                  December 31,  December 31,
                                                      1994         1993
                                                  ------------  -----------
     Deferred income tax liabilities:

          Cash basis farming adjustment            $19,036      $ 19,036
          Deferred earnings of foreign subsidiaries  6,839         2,539
          Depreciation                               2,297         1,411
          Other                                      3,652           929
                                                    -------      -------
                                                    31,824        23,915
                                                    -------      -------
     Deferred income tax assets:

          Reserves/accruals                         13,349         9,168
          Foreign losses                             4,171         2,881
          Other                                      5,164         1,978
                                                    ------       -------
                                                    22,684        14,027
                                                    ------       -------
          Valuation allowance                        2,756         2,881
                                                    ------       -------
             Net deferred income tax liability     $11,896       $12,769
                                                    ======       =======

     The valuation allowance required under SFAS 109 represents accumulated losses on certain foreign subsidiaries that will not be recognized without future liquidation or sale of these subsidiaries.

     At December 31, 1994 and 1993, no provision has been made in the accounts for Federal income taxes which would be payable if the undistributed earnings of certain foreign subsidiaries were distributed to Seaboard

Corporation since management has determined that the earnings are permanently invested in these foreign operations.  Should such accumulated earnings be distributed, the resulting Federal income taxes would amount to approximately

$13,500,000.

     The sources of deferred income taxes resulting from timing differences in the recognition of revenue and expense for income tax and financial statement purposes for the year ended December 31, 1992 is as follows:



(Thousands of dollars)                                                                                 1992
-------------------------------------------------------------------------------------------------------------
     Undistributed earnings of foreign consolidated subsidiaries,

        net of Federal income taxes currently payable by the Company                                 $ 1,327

     Installment sale                                                                                 (9,451)

     Accelerated depreciation                                                                           (310)

     Other, net                                                                                       (1,443)
______________________________________________________________________________________________________________

                                                                                                     $(9,877)
==============================================================================================================



NOTE 9

Notes Payable and Long-Term Debt
_____________________________________________________________________________
     Notes payable amounting to $20,576,000 and $16,055,000 at December 31,

1994 and 1993, respectively, consisted of obligations due banks within one year.  These funds are outstanding under the Company's short-term uncommitted credit lines from banks totaling $122,000,000.

     Interest rates on the notes payable were 6.6% and 3.65% at December 31,

1994 and 1993, respectively.  These notes are unsecured and do not require compensating balances or fees.

     A summary of long-term debt at the end of each year is as follows:


                                                                                              December 31,
______________________________________________________________________________________________________________
(Thousands of dollars)                                                                    1994         1993
______________________________________________________________________________________________________________
Term Loans                                                                              $133,365     $166,274

Industrial development revenue bonds (IDRB's)                                             40,000       33,500

Other                                                                                      7,709        3,949
______________________________________________________________________________________________________________

                                                                                         181,074      203,723

Current maturities of long-term debt                                                      (3,408)      (9,217)
______________________________________________________________________________________________________________

Long-term debt, less current maturities                                                 $177,666     $194,506
==============================================================================================================

     In December, 1993, the Company issued $100,000,000 in unsecured Senior

Notes to various lenders, the proceeds of which are being used for the construction of hog production and processing facilities and for general corporate purposes.  The notes bear interest at 6.49%.

     Variable rate IDRB's were issued in September 1994, by the Optima

Municipal Authority in the amount of $7,500,000.  The average interest rate during the period the IDRB's were outstanding amounted to 3.47%.  Proceeds from the sale of these bonds are being used for the construction of a feed mill for the Company's pork operations.

     During 1994, the Company redeemed $1,000,000 of IDRB's previously scheduled to mature in 1997.  The average interest rate incurred on IDRB's amounted to 3.00%, 2.52% and $3.10% for the years ended December 31, 1994,

1993 and 1992, respectively.  Redemption of the IDRB's is assured under irrevocable bank letters of credit issued by major banks.  Although those

IDRB's mature in 2004, 2005, 2012, 2017, 2019 and 2023,  the bonds are deemed to mature in 1996, 1997, 1998 and 1999, the years in which the bank letters of credit and committed extensions thereto expire.  Poultry processing facilities, having a depreciated cost of $30,594,000 at December 31, 1994,

secure the bond issues.

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

     At December 31, 1994 and 1993, term loans relating to the acquisition of two cargo vessels totaled $17,365,000 and $19,645,000, respectively.  These notes bear interest at 1% above the London Interbank Offered Rate and are secured by a first mortgage on the vessels.  The average interest rates for the years ended December 31, 1994 and 1993 were 7.44% and 6.47%, respectively.

In June, 1993, a term loan of $6,000,000 was obtained as part of the financing for the hog production and processing facilities.  This term loan bears interest at 3.0%, payable quarterly.

     At December 31, 1994 and 1993, $10,000,000 was outstanding under a term loan used for working capital purposes. This term loan bears interest at 1/2%

above the London Interbank Offered Rate payable quarterly.  The average interest rates for the years ended December 31, 1994, 1993 and 1992 were

4.74%, 3.76% and 4.32%, respectively.

     Term loans totaling $30,629,000 at December 31, 1993 were repaid in

1994.  The average interest rates on these loans for the years ended December

31, 1993 and 1992 were 5.71% and 6.18%, respectively.

     Annual maturities of long-term debt at December 31, 1994 are as follows: $3,408,000 in 1995, $18,111,000 in 1996, $22,864,000 in 1997,

$10,573,000 in 1998, $14,590,000 in 1999 and $111,528,000 thereafter.







NOTE 10

Fair Value of Financial Instruments
_____________________________________________________________________________

     The fair value of the Company's short-term investments is based on quoted market prices at the reporting date for these or similar investments.

At December 31, 1994, the fair value of the Company's short-term investments was $174,665,000 with an amortized cost of $175,895,000.  At December 31,

1993, the fair value of short-term investments approximated the amortized cost of $215,902,000.

     The fair value of long-term debt is determined by comparing interest rates for debt with similar terms and maturities.  At December 31, 1994 and

1993 the fair value of the Company's long-term debt was $166,382,000 and $202,219,000, respectively, with a carrying value of $181,074,000 and $203,723,000 at December 31, 1994 and 1993, respectively.

     Other financial instruments consisting of Cash and Cash Equivalents,

Net Receivables, Notes Payable, and Accounts Payable are carried at cost,

which approximates fair value, as a result of the short-term nature of the instruments.







NOTE 11

Employee Benefits
_____________________________________________________________________________

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




                                                                        Years ended December 31,
______________________________________________________________________________________________________________
(Thousands of dollars)                                        1994                1993                1992
______________________________________________________________________________________________________________
Service cost-benefits earned during the period              $ 1,532             $ 2,678             $ 2,653

Interest cost on projected benefit obligation                 2,132               1,650               1,382

Actual return on assets                                        (667)             (1,714)             (1,178)

Net amortization and deferral                                (1,281)                540                 168
______________________________________________________________________________________________________________

Net periodic pension cost                                   $ 1,716             $ 3,154             $ 3,025
==============================================================================================================


     Assumptions used in determining pension information were:

                                                                        Years ended December 31,
______________________________________________________________________________________________________________

                                                              1994                1993                1992
______________________________________________________________________________________________________________
Expected long-term rate of return on assets                   7.50%                8.00%              8.00%

Discount rate                                                 8.75%                7.25%              8.00%

Long-term rate of increase in compensation levels             5.00%                5.00%              6.00%
______________________________________________________________________________________________________________





     The funded status and accrued pension cost at December 31, 1994 and 1993 for all defined benefit plans is shown below:
                                                                                           December 31,
________________________________________________________________________________________________________________________
(Thousands of dollars)                                                1994                            1993
_______________________________________________________  ______________________________   ______________________________
Actuarial present value of benefit obligations:

     Vested benefit obligation                                     $25,198                          $27,351

     Nonvested benefit obligation                                    1,193                            1,927
_______________________________________________________  _______________________________  _____________________________

Accumulated benefit obligation                                      26,391                           29,278

Effects of projected future compensation levels                      1,647                            1,919
_______________________________________________________  _______________________________  _____________________________

Projected benefit obligation                                        28,038                           31,197

Plan assets at fair value                                           26,265                           25,896
_______________________________________________________  _______________________________  _____________________________

Projected benefit obligation in excess of plan assets                1,773                            5,301

Recognized minimum liability                                           -                              1,001

Unrecognized net liability at transition                            (1,710)                          (1,878)

Unrecognized net gain                                                4,953                              772
_______________________________________________________  _______________________________  _____________________________

Accrued pension cost                                               $ 5,016                          $ 5,196
===================================================================================================================

     Effective January 1, 1994, the Company replaced existing defined benefit plans for domestic salaried and clerical employees with a single new plan with similar retirement age and eligibility provisions.  The benefit formula has been modified from a percentage of career average pay to a reduced percentage final average pay.  The future benefits available under the plans as of December 31, 1993 were frozen.

     The Company has nonqualified unfunded supplemental retirement plans for certain executive employees.  Pension expense for these plans was $2,760,000,

$216,000 and $171,000 for the years ended December 31, 1994, 1993 and 1992,

respectively.  Included in Other Liabilities at December 31, 1994 and 1993

is $6,698,000 and $4,337,000, respectively, representing the accrued benefit obligation for these plans.

     The Company maintains a Thrift Savings Plan covering most of its domestic salaried and clerical employees. The Company contributes to the plan an amount equal to 100% of employee contributions up to a maximum of 3% of employee compensation.  Employee vesting is based upon years of service with 20%

vested after one year of service and an additional 20% vesting with each additional complete year of service.  Contribution expense was $1,051,000,

$1,096,000 and $998,000 for the years ended December 31, 1994, 1993 and 1992,

respectively.






NOTE 12

Commitments and Contingencies

     The Company leases various ships, facilities and equipment under noncancelable operating lease agreements.  Minimum lease commitments under noncancelable leases with initial terms greater than one year at December 31,

1994, were $10,407,000 for 1995, $6,903,000 for 1996, $5,681,000 for 1997,

$5,471,000 for 1998, $4,423,000 for 1999 and $5,575,000 thereafter.  It is expected that, in the ordinary course of business, leases and time charters will be renewed or replaced.

     The Company is subject to legal proceedings related to the normal conduct of its business.  In the opinion of management, none of these actions is expected to result in a judgment having a materially adverse effect on the consolidated financial statements of the Company.








NOTE 13

Segment Information
_____________________________________________________________________________

     The Company principally operates in two business segments:  food production and processing and transportation.  Corporate assets include cash,

short-term investments, notes receivable, corporate equipment and other miscellaneous assets which are not related to a specific business segment.

Business segment information for the years ended December 31, 1994, 1993 and

1992 is as follows:


____________________________________________________________________________________________________________________
(Thousands of dollars)                                               1994
____________________________________________________________________________________________________________________
                                                 Food                                   Unallocated
                                              Production                                 Corporate
                                                 and                                     Items and
                                              Processing   Transportation     Other     Eliminations      Total
____________________________________________________________________________________________________________________
Sales to unaffiliated customers                $730,825        225,457       27,522           --           983,804

Intersegment sales                                 --            6,372         --           (6,372)          --
____________________________________________________________________________________________________________________

Net sales                                      $730,825        231,829       27,522         (6,372)        983,804
====================================================================================================================

Operating income (loss)                        $ 20,009         29,340        2,895         (5,146)         47,098
=======================================================================================================
Income from foreign subsidiaries
  not consolidated                                                                                           3,113

Interest income                                                                                              9,704

Interest expense                                                                                           (13,136)

Other corporate income                                                                                       2,352
____________________________________________________________________________________________________________________

Earnings before income taxes                                                                              $ 49,131
====================================================================================================================

Identifiable assets                            $302,618        101,617       28,580            -           432,815
=======================================================================================================
Corporate assets                                                                                           242,396
____________________________________________________________________________________________________________________

Total assets                                                                                              $675,211
====================================================================================================================
Depreciation and amortization                  $ 21,075          9,973        1,466            889          33,403
====================================================================================================================
Capital expenditures (excluding
    acquisitions)                              $ 62,607         23,105          635          1,236          87,583
====================================================================================================================






____________________________________________________________________________________________________________________
(Thousands of dollars)                                               1993
____________________________________________________________________________________________________________________
                                                 Food                                   Unallocated
                                              Production                                 Corporate
                                                 and                                     Items and
                                              Processing   Transportation     Other     Eliminations      Total
_____________________________________________________________________________________________________________________
Sales to unaffiliated customers                $940,369        182,523       19,252           --         1,142,144

Intersegment sales                                 --            8,923         --           (8,923)          --
_____________________________________________________________________________________________________________________

Net sales                                      $940,369        191,446       19,252         (8,923)      1,142,144
=====================================================================================================================

Operating income (loss)                        $  4,733         21,514         (390)        (4,812)         21,045
=======================================================================================================
Income from foreign subsidiaries
  not consolidated                                                                                           2,177

Interest income                                                                                              7,037

Interest expense                                                                                            (7,067)

Other corporate expense                                                                                       (529)
_____________________________________________________________________________________________________________________

Earnings before income taxes and cumulative
  effect of a change in accounting principle                                                              $ 22,663
=====================================================================================================================

Identifiable assets                            $273,198         86,597       23,893            -           383,688
=======================================================================================================
Corporate assets                                                                                           263,644
_____________________________________________________________________________________________________________________

Total assets                                                                                              $647,332
=====================================================================================================================
Depreciation and amortization                  $ 23,166          9,080        1,450            733          34,429
=====================================================================================================================
Capital expenditures (excluding
    acquisitions)                              $ 51,115         35,291           47            875          87,328
=====================================================================================================================














____________________________________________________________________________________________________________________
(Thousands of dollars)                                               1992
____________________________________________________________________________________________________________________
                                                 Food                                   Unallocated
                                              Production                                 Corporate
                                                 and                                     Items and
                                              Processing   Transportation     Other     Eliminations      Total
_____________________________________________________________________________________________________________________
Sales to unaffiliated customers                $863,873        170,527        19,255         --         1,053,655

Intersegment sales                                 --            8,635          --         (8,635)         --
_____________________________________________________________________________________________________________________

Net sales                                      $863,873        179,162        19,255       (8,635)      1,053,655
=====================================================================================================================

Operating income (loss)                        $ 17,602         21,552         4,371       (4,014)         39,511
=======================================================================================================
Income from foreign subsidiaries
  not consolidated                                                                                          4,132

Interest income                                                                                             7,009

Interest expense                                                                                           (6,580)

Other corporate expense                                                                                      (494)
_____________________________________________________________________________________________________________________

Earnings before income taxes                                                                             $ 43,578
=====================================================================================================================

Identifiable assets                            $255,719         51,600        28,895           -          336,214
=======================================================================================================
Corporate assets                                                                                          148,907
_____________________________________________________________________________________________________________________

Total assets                                                                                             $485,121
=====================================================================================================================
Depreciation and amortization                  $ 18,574          8,813         1,511          703          29,601
=====================================================================================================================
Capital expenditures (excluding
    acquisitions)                              $ 30,423          3,817           115          931          35,286
=====================================================================================================================





   The following is a summary of domestic and foreign net sales, operating income and identifiable assets included in the consolidated financial statements:



                                                                                Years ended December 31,
________________________________________________________________________________________________________________________
(Thousands of dollars)                                                       1994             1993             1992
________________________________________________________________________________________________________________________
Net sales:

     Domestic                                                             $ 874,080        $  983,433       $  962,892

     Foreign                                                                109,724           158,711           90,763
________________________________________________________________________________________________________________________

                                                                          $  983,804       $1,142,144       $1,053,655
========================================================================================================================

Operating income:

     Domestic                                                             $   38,296       $   15,959       $   31,469

     Foreign                                                                   8,802            5,086            8,042
________________________________________________________________________________________________________________________

                                                                          $   47,098       $   21,045       $   39,511
========================================================================================================================

Identifiable assets:

     Domestic                                                             $  564,886       $  536,223       $  345,927

     Foreign                                                                 110,325          111,109          139,194
________________________________________________________________________________________________________________________

                                                                          $  675,211       $  647,332       $  485,121
========================================================================================================================

     Included in identifiable assets at December 31, 1994 and 1993 are foreign receivables of approximately $18,764,000 and $21,565,000 which represent more of a collection risk than the Company's domestic receivables.  The Company believes that its allowance for doubtful receivables is adequate.



APPENDIX
SEABOARD CORPORATION AND SUBSIDIARIES
Graph data
Years ended December 31,



                                                         1990           1991      1992       1993     1994
Summary Of Selected Financial Data:
TOTAL ASSETS (THOUSANDS OF DOLLARS)                   $422,488       458,045    485,121     647,332   675,211

STOCKHOLDERS' EQUITY (THOUSANDS OF DOLLARS)           $218,753       239,250    269,581     304,356   346,080

EARNINGS PER COMMON SHARE (DOLLARS)                   $  20.19         14,28      20,89       24.13     23.67


Management's Discussion and Analysis of Financial
 Condition and Results of Operations:

TOTAL CAPITALIZATION (THOUSANDS OF DOLLARS)           $346,217       357,186     390,676    525,066   562,737

CURRENT RATIO                                          2.69 :1       2.82 :1     3.22 :1    3.29 :1   3.31 :1

WORKING CAPITAL (THOUSANDS OF DOLLARS)                $128,711       183,825     209,811    280,466   259,521

CAPITAL EXPENDITURES (THOUSANDS OF DOLLARS)           $ 41,108        20,240      35,286     87,328    87,583

NET SALES (THOUSANDS OF DOLLARS)                      $557,328       875,874   1,053,655  1,142,144   983,804

NET EARNINGS (THOUSANDS OF DOLLARS)                   $ 30,049        21,241      31,075     35,891    35,201