Form 10-K405, Exhibit 13
period 1995-12-31
SEABOARD CORP /DE/
filed 1996-03-29
CIK 88121

Summary of Selected Financial Data
Seaboard Corporation and Subsidiaries
-----------------------------------------------------------------------------------------------
(Thousands of dollars except per share amounts)     Years ended December 31,
-----------------------------------------------------------------------------------------------
                                   1995        1994         1993          1992         1991
-----------------------------------------------------------------------------------------------
Net sales                     $  1,173,977  $ 983,804   $ 1,142,144   $ 1,053,655   $ 875,874
===============================================================================================
Net earnings                  $     20,202  $  35,201   $    35,891   $    31,075   $  21,241
===============================================================================================
Earnings per common share     $      13.58  $   23.67   $     24.13   $     20.89   $   14.28
===============================================================================================
Total assets                  $    878,132  $ 675,211   $   647,332   $   485,121   $ 458,045
===============================================================================================
Long-term debt                $    297,440  $ 177,666   $   194,506   $    78,123   $  77,119
===============================================================================================
Stockholders' equity          $    365,810  $ 346,080   $   304,356   $   269,581   $ 239,250
===============================================================================================
Dividends per common share    $       1.00  $    1.00   $       .75   $       .50   $     .50
===============================================================================================

Included in Net Earnings and Earnings Per Common Share for the year ended December 31, 1993 is the cumulative effect of changing the method of accounting for income taxes. Net Earnings was increased by $11,000,000 and Earnings Per Common Share increased by $7.40 to reflect this change. Net Earnings and Earnings Per Common Share for the year ended December 31, 1993 also include the reversal of deferred taxes on undistributed earnings of certain foreign subsidiaries that management believes are permanently invested. Net Earnings increased by $9,074,000 and Earnings Per Common Share increased by $6.10 as a result of this reversal of deferred taxes.


(Graphs omitted from this page, see appendix.)


Seaboard Corporation and Subsidiaries
Selected Financial Data







(Graphs omitted from this page, see appendix.)







Management's Discussion and Analysis
Liquidity and Capital Resources

----------------------------------------------------------------------------
(Dollars in millions)              1995           1994           1993
----------------------------------------------------------------------------
Current ratio                     2.25:1         3.31:1         3.29:1
Working capital            $       219.0          259.5          280.5
Cash provided by
  operating activities     $        42.2           50.3           55.0
Capital expenditures       $       229.5           87.6           87.3
Long-term debt             $       297.4          177.7          194.5
Total capitalization*      $       703.4          562.7          525.1
---------------------------------------------------------------------------
 * Total capitalization is defined as stockholders' equity and noncurrent liabilities.

Cash provided by operating activities declined by $8.1 million in 1995 compared to 1994 due to lower earnings and increased inventories and receivables partially offset by increases in accounts payable and accrued liabilities. Inventories of live hogs increased with the population of newly constructed hog production facilities. Inventories of dressed poultry, wheat and soybeans increased due to the timing of export sales. Receivables increased in the transportation segment mostly due to increased sales. Accounts payable increased primarily as a result of higher inventory levels. Accrued liabilities increased due to advance payments on export sales, deferred hedging gains and revenues on incomplete voyages. The decrease in cash from operations of $4.7 million in 1994 compared to 1993 was primarily attributable to increased receivables resulting from higher export and transportation sales which have longer collection terms and lower pork sales which have shorter collection terms.

The Company invested $229.5 million in property, plant and equipment during 1995, of which $192.2 million was expended in the food production and processing segment, $34.1 million in the transportation segment and $3.2 million in other areas of the Company's business.

During 1995, capital expenditures for hog production facilities, two feed mills and a pork processing plant amounted to $159.7 million. Cumulative capital expenditures on these facilities since 1992 has totaled $223.2 million. The Company expects additional expenditures for hog production facilities to total approximately $68 million in the next two years, of which approximately $25 million is currently under contract. Management anticipates the facilities will be paid for from cash.

Capital expenditures of $8.5 million were made to expand poultry processing capacity during 1995. Remaining capital expenditures for the expansion are expected to total $1 million and will be funded with cash.

In January 1995, the Company acquired a chicken hatchery company for $3.5 million which previously had supplied day old chicks to one of the Company's poultry processing facilities.

Other capital expenditures in the food production and processing segment for 1995 included $24 million in general modernization and efficiency upgrades of plant and equipment.

Capital expenditures in the transportation segment during 1995 totaled $34.1 million. The Company purchased two cargo vessels for $14.7 million for use in the ocean liner service, and other capital expenditures of $19.4 million were for general replacement and upgrades of property and equipment.

Capital expenditures totaled $87.6 million in property, plant and equipment during 1994, of which $61.9 million was expended in the food production and processing segment and $23.1 million in the transportation segment.

During 1994, capital expenditures for hog production facilities, a feed mill and a pork processing plant amounted to $38.5 million. Capital expenditures of $5.3 million were incurred to expand the Company's poultry capacity and $18.1 million in general modernization and efficiency upgrades of plant and equipment.

Capital expenditures in the transportation segment during 1994 totaled $23.1 million. The Company purchased a cargo vessel for $13.9 million for use in the ocean liner service, and other capital expenditures of $9.2 million were for general replacement and upgrades of property and equipment.

In February 1995, the Company borrowed the proceeds of $3.3 million in Adjustable rate, Seven-Day Demand Revenue Bonds issued by the Guymon Utilities Authority. The funds were used for costs associated with the construction of a pork processing plant.

In June 1995, the Company issued $125 million in unsecured Senior Notes to various lenders, the proceeds of which are being used to finance the construction of hog production facilities, a pork processing plant and for general corporate purposes. The notes bear interest at 7.88% and mature in equal installments of $25 million on June 1, 2003, 2004, 2005, 2006 and 2007.

In December 1995, the Company borrowed the proceeds of $9.6 million in Adjustable rate Demand Exempt Facility Revenue Bonds issued by the Kansas Development Finance Authority. The funds will be used for certain costs associated with hog production facilities.

Long-term debt of $17.4 million was repaid in 1995 in advance of its scheduled maturity.

During 1994, the Company borrowed the proceeds of $7.5 million in Adjustable rate, Seven-Day Demand Industrial Development Revenue Bonds issued by the Optima Municipal Authority. The funds were used to construct a feed mill for the Company's pork operations.

Economic incentive grants totaling $12 million were used to fund construction projects in 1995 and 1994. Use of these funds, contributed by government entities, was limited to construction of a pork processing facility. For accounting purposes, these grants have been recorded in Other Liabilities and will be amortized over the life of the assets constructed with the funds.

During 1994, net proceeds of $8.8 million were received as a result of the settlement of a stockholders' derivative action brought in 1990 against the Company and certain subsidiaries, Seaboard Flour Corporation and the directors of the Company at the time. The settlement was accounted for as a capital contribution.

Long-term debt of $34.9 million was repaid in 1994. Of this amount, $26.3 million was retired in advance of its scheduled maturity.

At December 31, 1995 and 1994, $33.8 million and $20.6 million, respectively, were outstanding under the Company's short-term uncommitted credit lines from banks totaling $122 million.

Subsequent to year-end, the Company entered into a $75 million one year revolving credit facility and a five year $50 million revolving credit facility with a group of banks. Certain of the above short-term uncommitted credit lines will no longer be maintained. Utilization of the five-year revolving credit facility is limited by existing debt covenants.

Management intends to continue seeking opportunities for expansion in the industries in which it operates and believes that the Company's liquidity, capital resources and borrowing capabilities are adequate for its current and intended operations.


Results of Operations
---------------------
Net sales of $1,174 million for the year ended December 31, 1995, increased by $190.2 million compared to the year ended December 31, 1994. Operating income in 1995 decreased by $15.9 million compared to 1994 to total $31.2 million.

Net sales decreased $158.3 million compared to 1993 to total $983.8 million for the year ended December 31, 1994. Operating income of $47.1 million in 1994 increased by $26.1 million compared to 1993.


Food Production And Processing Segment

-----------------------------------------------------------------------------
(Dollars in millions)                  1995         1994         1993
-----------------------------------------------------------------------------
Net sales                          $   652.5        638.3        786.3
Operating income                   $    10.1         10.7         (2.5)
-----------------------------------------------------------------------------

Net sales of poultry products totaled $458.6 million in 1995 an increase of $32.5 million compared to 1994. The increase was primarily due to higher sales prices attributable to higher demand for export product. Gross income on poultry products increased by $4.4 million compared to 1994 to total $55.1 million. The increase in gross income was primarily related to higher selling prices partially offset by higher finished feed costs.

Net sales of live hogs and pork products totaled $91.6 million in 1995 compared to $98.3 million in 1994. The 1994 net sales included the last three months of slaughter operations at the Company's Minnesota plant. After discontinuing the slaughter, the remaining operations at this plant consisted of processing hams and bacon until December 1995 when it was leased to a third party. Live hog sales increased during the current year as the Company's herd grew in anticipation of opening its new processing plant. Slaughter operations began at the new plant in December 1995. The Company expects net sales to increase significantly as the plant's volume increases.

The pork operations reported a negative gross income of $3.6 million in 1995 compared to a negative gross income of $2 million in 1994. The decrease is primarily related to higher cost of raw product used in processing hams and bacon. The Company's new processing plant began slaughter operations in December 1995. This plant is in its initial stage of operations. The Company expects First and Second Quarter 1996 results to continue to be adversely effected from the costs associated with start-up of the plant.

In the Fourth Quarter, Management decided to implement a plan to replace certain hog breeding stock with an alternate genetic stock. The Company recognized a one-time charge against earnings of $1.4 million to reduce the carrying value of the old genetic stock to its net realizable value. Management expects the changeover to the new genetic stock to be completed in 1996.

In 1995, the operating income of the food production and processing segment decreased by $.6 million compared to 1994. The decrease in operating income was primarily related to the higher general and administrative expenses at the Company's pork operations.

Net sales of poultry products increased by $37.9 million over 1993 to total $426.1 million in 1994. This increase is due to expanded capacity and higher sales prices. Gross income on poultry products increased from $33.1 million to $50.7 million in 1994. The higher margins are attributable to expanded processing capacity and lower finished feed costs in the second half of 1994.

Net sales of pork products and live hogs declined from $287.8 million in 1993 to $98.3 million in 1994. Most of the decline resulted from discontinuing the unprofitable fresh pork operations at the Company's Minnesota processing plant in March 1994. Gross income on pork products improved by $10.7 million over 1993's loss of $9.1 million primarily due to the discontinuation of the fresh pork operations, however, the increase was partially offset by a $3.7 million negative margin on live hog operations.

Total operating income in the food production and processing segment increased by $13.2 million in 1994 compared to 1993 primarily as a result of improved margins.

Corn is the most significant component of the feed used in the production of poultry and hogs. During 1995 corn prices increased by more than fifty percent compared to one year ago and that increase has continued into early 1996. The Company implements hedging strategies to manage exposure to fluctuations in these commodity markets; however, prolonged periods of high corn prices will cause an increase in the cost to grow livestock. The Company's ability to recover higher costs through higher sales prices will depend largely upon competitive pressures in poultry and pork product markets. If the Company is not able to recover these higher costs through higher sales prices, the Company's gross income could be negatively affected.

A portion of anticipated feed grain requirements and hog inventories are hedged with forward purchase and sale contracts, futures and options in order to manage exposure against major price fluctuations in the commodity markets. These instruments generally call for the exchange of cash for the commodity at some future date and contain no other embedded features. At December 31, 1995, the Company had net contracts to purchase 5.9 million bushels of grain and sell 57.4 million pounds of hogs. Unrealized gains and losses on these contracts are deferred and included in accrued liabilities. The amount of net unrealized gains at December 31, 1995 was $4.7 million. Net realized gains from commodity contracts reported in operating income for the year ended December 31, 1995 was $1.9 million. Commodity contracts did not have a material effect on operating income for the years ended December 31, 1994 and 1993.


Commodity Trading

-----------------------------------------------------------------------------
(Dollars in millions)                  1995         1994         1993
-----------------------------------------------------------------------------
Net sales                          $   208.0        107.4        167.6
Operating income                   $     8.5          8.6          6.9
-----------------------------------------------------------------------------

Net sales from commodity trading activity increased by $100.6 million in 1995 compared to 1994. The increase is primarily related to expanded trading of wheat, soybeans, corn and other grains in foreign markets. Operating income was adversely effected by higher operating expenses.

Net sales from commodity trading activity declined by $60.2 million in 1994 compared to 1993. Sales from a flour mill in Zaire are no longer consolidated. The Company reduced its investment to a minority interest, and it now uses the equity method of accounting. In 1993, sales from the flour mill of $33.1 million were included in the Company's consolidated financial statements. Operating income increased by $1.7 million in 1994 compared to 1993 as a result of improved margins on commodity trading activity.


Transportation Segment

-----------------------------------------------------------------------------
(Dollars in millions)                  1995         1994         1993
-----------------------------------------------------------------------------
Net sales                          $   277.1        210.6        169.0
Operating income                   $    16.9         29.2         21.9
-----------------------------------------------------------------------------

Net sales from the containerized cargo operations increased by $66.5 million in 1995 compared to 1994. The increase resulted primarily from new services to South America and the Caribbean Basin and increased volume within existing services in Central America. Net sales from other transportation services were not material.

Operating income from the containerized cargo operations decreased by $12.3 million in 1995 compared to 1994. The decrease was primarily related to lower freight rates in 1995 compared to 1994 in certain markets in which the Company operates. Through the Third Quarter of 1995, freight rates on revenue producing units remained comparable to the same period in 1994. In the Fourth Quarter of 1995, rates declined sharply due to competitive pressures. Management cannot predict when rates in these markets will improve and, therefore, the results of operations in future periods could continue to be adversely affected. Operating income was further impacted by costs associated with expanding services, including higher rates on vessels the Company has under charter hire.

Net sales from the containerized cargo operations increased by $41.6 million in 1994 compared to 1993. The increase in net sales resulted from new services to South America and the Caribbean Basin and increased volume within existing services in Central America. Operating income for the year ended December 31, 1994, increased by $7.3 million compared to 1993. The increase is related to new and expanded services.


Other Operations

-----------------------------------------------------------------------------
(Dollars in millions)                  1995         1994         1993
-----------------------------------------------------------------------------
Net sales                          $    36.4         27.5         19.3
Operating income                   $     1.0          2.9         (0.4)
-----------------------------------------------------------------------------

Net sales from electric power generation increased in 1995 compared to 1994. The increase is primarily related to expanded services within the Dominican Republic. Operating income decreased during the year as a result of increasing reserves on certain foreign receivables. In 1994, the Company renegotiated its contract with the Dominican government relating to an electric power generating facility located in the Dominican Republic. As a result of the new contract and lower maintenance costs, operating income increased in 1994 compared to the year ended December 31, 1993.


Selling, General and Administrative Expenses
--------------------------------------------
Selling, general and administrative expenses increased to $139.2 million for the year ended December 31, 1995, from $112.3 million in 1994 and $104.5 million in 1993. The increase in expenses for the year ended December 31, 1995, is primarily related to general and administrative costs associated with the staffing and expenses of the pork operations.

Selling expenses increased as the Company increased reserves for potential uncollectible receivables primarily from foreign customers and expenses related to expanded shipping routes and product lines. The increase in expenses for the year ended December 31, 1994, is related to additional marketing in the transportation segment and general and administrative costs incurred as a result of staffing and expenses relating to pork operations in advance of opening its new processing plant.

Interest Income
---------------
Interest income totaled $11.5 million, $9.7 million and $7 million for the years ended December 31, 1995, 1994 and 1993, respectively. The increase in 1995 of $1.8 million resulted primarily from investing the proceeds of $125 million of long-term debt issued in June 1995. The increase in 1994 of $2.7 million compared to 1993 is primarily due to an increase in short-term investments resulting from cash proceeds of $100 million from the issuance of long-term debt in December 1993, and higher rates on invested funds.

Interest Expense
----------------
Interest expense, net of capitalized interest, totaled $15.7 million for the year ended December 31, 1995, compared to $13.1 million and $7.1 million for the years ended December 31, 1994 and 1993, respectively. Interest expense increased during 1995 compared to 1994 as a result of the issuance of long-term debt and increased short-term borrowings. A significant portion of the Company's debt has fixed rates of interest, and therefore increasing interest rates did not have a significant effect on interest expense during 1994. Interest expense increased in 1994 compared to 1993 as a result of the issuance of long-term debt and increased short-term borrowings.

The Company entered into interest rate exchange agreements in the management of interest rate risk. These agreements effectively converted specifically identified variable rate debt into fixed-rate debt. At December 31, 1995, the notional principal amount of these agreements totaled $100 million. Subsequent to December 31, 1995 these agreements were terminated. The resulting loss was not material.

The interest rate exchange agreements resulted in additional interest expense of $0.1 million, $0.7 million and $2.3 million in the years ended December 31, 1995, 1994 and 1993, respectively.

Other Financial Information
---------------------------
Miscellaneous income in 1994 includes a $2.9 million gain from liquidating an interest rate exchange agreement during the second quarter. The Company entered into this interest rate exchange agreement as an anticipatory hedge against interest rate risk associated with anticipated variable rate financing. The anticipated liability to be hedged was not incurred.

The Company has operations in and transactions with customers in a number of foreign countries. The currencies of these countries fluctuate in relation to the U.S. dollar. Most of the Company's major contracts and transactions, however, are denominated in U.S. dollars. The Company had no material foreign currency transaction gains or losses during the years ended December 31, 1995, 1994 and 1993. The Company does not hedge foreign currency risk as it is insignificant.

The activities of foreign subsidiaries are primarily conducted with U.S. affiliates, or they operate in hyperinflationary environments. As a result, the Company translates, for consolidation purposes, using the U.S. dollar as the functional currency. The gains and losses that result from remeasurement are reported in earnings. Foreign currency losses for the years ended December 31, 1995, 1994 and 1993, were $0.2 million, $0.3 million and $3.1 million, respectively. Foreign currency exchange restrictions imposed upon the Company's wholly-owned foreign subsidiaries and certain minority-owned foreign subsidiaries do not have a significant effect on the consolidated financial position of the Company.

The Company is subject to various federal and state regulations regarding environmental protection and land use. Among other things, these regulations affect the disposal of livestock waste and corporate farming matters in general. Management believes it is in compliance with all such regulations. Future changes in environmental or corporate farming laws could effect the manner in which the Company operates its business and its cost structure.

The Company does not believe its businesses have been materially adversely affected by general inflation.


Quarterly Financial Data
     (Unaudited)
Seaboard Corporation and Subsidiaries
----------------------------------------------------------------------------
(Thousands of dollars       1st     2nd         3rd       4th     Total for
except per share amounts) Quarter   Quarter   Quarter   Quarter   the Year
----------------------------------------------------------------------------
1995
----------------------------------------------------------------------------
Net sales              $  235,923   255,402   288,263   394,389   1,173,977

Operating income       $   13,689     9,112     9,496    (1,093)     31,204

Net earnings           $    8,040     6,764     7,080    (1,682)     20,202

Earnings per common
  share                $     5.40      4.55      4.76     (1.13)      13.58

Dividends per common
  share                $      .25       .25       .25       .25        1.00

Market price range per common share:
              High     $      230       304       295       270
              Low      $      159       233       241       243 3/8
============================================================================

----------------------------------------------------------------------------
1994
----------------------------------------------------------------------------
Net sales              $  257,398   215,016   214,952   296,438     983,804

Operating income       $   11,802    15,460     8,608    11,228      47,098

Net earnings           $    7,476    11,144     5,649    10,932      35,201

Earnings per common
  share                $     5.03      7.49      3.80      7.35       23.67

Dividends per common
  share                $      .25       .25       .25       .25        1.00

Market price range per common share:
              High     $      203 1/2   191 1/2   187 1/2   184 1/2
              Low      $      184       173       168       160
============================================================================
      The Company's first three quarters of each fiscal year consist of three four-week periods. The fourth quarter has four four-week periods.

      This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which may include statements concerning projection of revenues, income or loss, capital expenditures, capital structure or other financial items, statements regarding the plans and objectives of management for future operations, statements of future economic performance, statements of the assumptions underlying or relating to any of the foregoing statements and other statements which are other than statements of historical fact. These statements appear in a number of places in this Report and include statements regarding the intent, belief or current expectations of the Company and its management with respect to (i) the cost and timing of the completion of new or expanded facilities, (ii) the Company's financing plans, (iii) the Company's competitive position, (iv) the supply and price of feed stocks and other materials used by the Company, (v) the demand and price for the Company's products and services, or (vi) other trends affecting the Company's financial condition or results of operations. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially as a result of various factors. The accompanying information contained in this report, including without limitation the information under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Letter to Stockholders" identifies important factors which could cause such differences.

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

Independent Auditors' Report

     We have audited the accompanying consolidated balance sheets of Seaboard Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Corporation and subsidiaries at December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.
     As discussed in note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" in 1994 and Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes," in 1993.

KPMG Peat Marwick LLP
Kansas City, Missouri
March 1, 1996

                  Seaboard Corporation and Subsidiaries
                   Consolidated Statements of Earnings
             (Thousands of dollars except per share amounts)
                                              Years ended December 31,
                                      ---------------------------------------
                                          1995          1994         1993
                                      ------------  -----------  ------------
Net sales                             $  1,173,977   $  983,804  $  1,142,144
Cost of sales and operating expenses     1,003,604      824,411     1,016,647
                                      ------------  -----------  ------------
     Gross income                          170,373      159,393       125,497
                                      ------------  -----------  ------------
Selling, general and administrative
  expenses                                 139,169      112,295       104,452
                                      ------------  -----------  ------------
     Operating income                       31,204       47,098        21,045

Income from foreign subsidiaries
  not consolidated                           2,035        3,113         2,177
                                      ------------  -----------  ------------
                                            33,239       50,211        23,222
                                      ------------  -----------  ------------
Other income (expense):
 Interest income                            11,506        9,704         7,037
 Interest expense                          (15,686)     (13,136)       (7,067)
 Miscellaneous                                (440)       2,352          (529)
                                      ------------  -----------  ------------
     Total other income (expense), net      (4,620)      (1,080)         (559)
                                      ------------  -----------  ------------

     Earnings before income taxes and
       cumulative effect of a change
       in accounting principle              28,619       49,131        22,663

Income tax (expense) benefit                (8,417)     (13,930)        2,228
                                      ------------  -----------  ------------
     Earnings before cumulative
       effect of a change in
       accounting principle                 20,202       35,201        24,891

Cumulative effect of changing the
   accounting for income taxes               --           --           11,000
                                      ------------  -----------  ------------
Net earnings                          $     20,202  $    35,201  $     35,891
                                      ============  ===========  ============
Earnings per common share:

 Earnings before cumulative effect
  of a change in accounting
  principle                           $      13.58  $     23.67  $      16.73

 Cumulative effect of changing the
  accounting for income taxes                 --           --            7.40
                                      ------------  -----------  ------------
Earnings per common share             $      13.58  $     23.67  $      24.13
                                      ============  ===========  ============

See accompanying notes to consolidated financial statements.


                  Seaboard Corporation and Subsidiaries
             Consolidated Statements of Stockholders' Equity
             (Thousands of dollars except per share amounts)
              Years ended December 31, 1995, 1994 and 1993
                                                          Unrealized
                                                          Gain (Loss)
                             Common   Treasury  Additional  on Debt    Retained
                             Stock     Stock     Capital   Securities  Earnings
                            --------  -------- ----------- ---------- ---------
Balances, January 1, 1993    $ 1,790  $ (302)  $   4,440   $    -     $263,653

Net earnings                    -         -          -          -       35,891

Dividends on common stock
  ($.75 per share)              -         -          -          -       (1,116)
                             -------  -------- ----------- ---------- ---------
Balances, December 31, 1993    1,790    (302)      4,440        -      298,428

Capital contribution             -        -        8,774        -        -

Net unrealized loss on
  marketable debt
  securities, net of income
  tax benefit of $466            -       -          -         (764)      -

Net earnings                     -       -          -           -       35,201

Dividends on common stock
($1.00 per share)                -       -          -           -       (1,487)
                            --------  -------- ---------- ----------- ---------
Balances, December 31, 1994    1,790    (302)     13,214      (764)    332,142

Net unrealized gain on
  marketable debt
  securities, net of
  income tax expense of
  $616                           -       -          -       1,015         -

Net earnings                     -       -          -          -        20,202

Dividends on common stock
  ($1.00 per share)              -       -          -          -        (1,487)
                            --------  -------- ----------- --------- ----------
Balances, December 31, 1995  $ 1,790  $ (302)    $ 13,214  $  251     $350,857
                            ========  ======== =========== ========= ==========

See accompanying notes to consolidated financial statements.



                    Seaboard Corporation and Subsidiaries
                        Consolidated Balance Sheets
                          (Thousands of dollars)
                                                      December 31,
                                                ------------------------
                                                   1995          1994
             Assets                             -----------  -----------
Current assets:
   Cash and cash equivalents                    $     5,529  $     4,773
   Short-term investments                           135,197      174,665
   Receivables:
     Trade                                          112,038       93,216
     Due from foreign subsidiaries
       not consolidated                               7,317        6,575
     Other                                           15,442       14,100
                                                -----------  -----------
                                                    134,797      113,891
     Allowance for doubtful receivables             (17,088)      (9,196)
                                                -----------  -----------
      Net receivables                               117,709      104,695

   Inventories                                      112,843       73,243
   Deferred income taxes                              8,231        6,914
   Prepaid expenses and deposits                     14,251        7,705
                                                -----------  -----------
      Total current assets                          393,760      371,995
                                                -----------  -----------

Investments in and advances to foreign
  subsidiaries not consolidated                      26,140       30,453
                                                -----------  -----------
Net property, plant and equipment                   438,415      255,071
                                                -----------  -----------
Other assets                                         19,817       17,692
                                                -----------  -----------
Total Assets                                    $   878,132  $   675,211
                                                ===========  ===========

See accompanying notes to consolidated financial statements.

                           (Thousands of dollars)
                                                      December 31,
                                                ------------------------
                                                   1995         1994
                                                -----------  -----------
            Liabilities and Stockholders' Equity

Current liabilities:
   Notes payable                                $    33,815  $    20,576
   Current maturities of long-term debt               7,011        3,408
   Accounts payable                                  75,749       42,560
   Accrued liabilities                               44,001       23,976
   Accrued payroll                                   13,416       10,023
   Income taxes payable                                 744       11,931
                                                -----------  -----------
      Total current liabilities                     174,736      112,474
                                                -----------  -----------
Long-term debt, less current maturities             297,440      177,666
                                                -----------  -----------
Deferred income taxes                                14,569       18,810
                                                -----------  -----------
Other liabilities                                    25,577       20,181
                                                -----------  -----------
Stockholders' equity:

   Common stock of $1 par value.  Authorized
     4,000,000 shares; issued 1,789,599
     shares including 302,079 shares of
     treasury stock                                   1,790        1,790
   Shares held in treasury, at par value               (302)        (302)
                                                -----------  -----------
                                                      1,488        1,488
   Additional capital                                13,214       13,214
   Unrealized gain (loss) on debt securities,
     net of $150 income tax expense and a $466
     income tax benefit in 1995 and 1994,
     respectively                                       251         (764)
   Retained earnings                                350,857      332,142
                                                -----------  -----------
      Total stockholders' equity                    365,810      346,080

Commitments and contingent liabilities
                                                -----------  -----------
Total Liabilities and Stockholders' Equity      $   878,132  $   675,211
                                                ===========  ===========

                   Seaboard Corporation and Subsidiaries
                   Consolidated Statements of Cash Flows
                          (Thousands of dollars)
                                               Years ended December 31,
                                          ---------------------------------
                                             1995       1994        1993
                                          ---------  ----------  ----------
Cash flows from operating activities:
  Net earnings                            $  20,202  $   35,201  $   35,891
  Adjustments to reconcile net earnings
    to net cash provided by operating
    activities:
   Depreciation and amortization             44,944      33,403      34,429
   Equity in earnings of non-consolidated
    foreign subsidiaries                     (2,035)     (3,113)     (1,497)
   Deferred income taxes                     (5,558)       (873)    (25,470)
   Other operating activities                (3,037)      1,420       1,192

  Changes in assets and liabilities
    (net of businesses acquired):
   Receivables, net of allowance            (13,014)    (11,981)       (286)
   Inventories                              (39,600)     (2,282)       (196)
   Prepaid expenses and deposits             (6,546)        669        (695)
   Liabilities exclusive of debt             46,889      (2,160)     11,590
                                          ---------  ----------  ----------
    Net cash provided by operating
      activities                             42,245      50,284      54,958
                                          ---------  ----------  ----------
Cash flows from investing activities:
  Purchase of investments                  (691,590)   (814,399)       -
  Proceeds from the sale of investments     423,358     602,580        -
  Proceeds from maturity of investments     309,331     251,826        -
  Net investment in short-term investments     -           -       (101,141)
  Capital expenditures                     (229,499)    (87,583)    (87,328)
  Investments and advances to foreign
   subsidiaries not consolidated              6,349       1,180       1,990
  Proceeds from the sale of equipment         4,711       4,547       1,924
  Notes receivable                            1,300      (2,655)     (2,874)
  Acquisition of businesses                  (3,500)       (180)     (5,500)
                                          ---------  ----------  ----------
   Net cash used in investing activities   (179,540)    (44,684)   (192,929)
                                          ---------  ----------  ----------

Cash flows from financing activities:
   Notes payable to banks                    13,239       4,521      11,357
   Proceeds from issuance of long-term
    debt                                    142,471      12,202     126,500
   Principal payments of long-term debt     (19,094)    (34,851)     (1,498)
   Deferred grant revenue                     3,927       8,073        -
   Dividends paid                            (1,487)     (1,487)     (1,116)
   Capital contribution                        -          8,774        -
   Bond construction fund                    (1,005)     (5,169)       -
                                          ---------  ----------  ----------
      Net cash provided by (used in)
       financing activities                 138,051      (7,937)    135,243
                                          ---------  ----------  ----------

Net increase (decrease) in cash and cash
  equivalents                                   756      (2,337)     (2,728)

Cash and cash equivalents at beginning
  of year                                     4,773       7,110       9,838
                                          ---------  ----------  ----------
Cash and cash equivalents at end of year  $   5,529  $    4,773  $    7,110
                                          =========  ==========  ==========
Supplemental disclosure of cash flow
  information:
   Cash paid during the year for:
      Interest (net of amounts
        capitalized)                      $  14,598  $   13,415  $    6,778
                                          =========  ==========  ==========
      Income taxes                        $  25,384  $   14,464  $   13,058
                                          =========  ==========  ==========

See accompanying notes to consolidated financial statements.



                    Seaboard Corporation and Subsidiaries
                Notes to Consolidated Financial Statements
                     December 31, 1995, 1994 and 1993

Note 1
Summary of Significant Accounting Policies
----------------------------------------------------------------------------

Operations of Seaboard Corporation and its Subsidiaries
-------------------------------------------------------
    Seaboard Corporation and its subsidiaries (the Company) is a diversified international agribusiness and transportation company which is primarily engaged in domestic poultry and pork production and processing, commodity merchandising, baking, flour milling and shipping. Overseas, the Company primarily engages in shrimp production and processing, flour milling and animal feed production.

Principles of Consolidation and Investment in Affiliates
--------------------------------------------------------
    The consolidated financial statements include the accounts of Seaboard Corporation and its wholly-owned domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company's investments in minority-owned foreign subsidiaries are accounted for by the equity method.

Short-Term Investments
----------------------
    The short-term investments are retained for future use in the business and are temporarily invested in time deposits, commercial paper, tax exempt bonds, corporate bonds and U.S. government obligations. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income.
    In accordance with SFAS No. 115, all short-term investments held by the Company are categorized as Available-for-Sale and are reported at fair value with unrealized gains and losses reported, net of tax, in a separate component of stockholders' equity.

Inventories
-----------
    The Company uses the lower of last-in, first-out (LIFO) or market for determining cost for poultry and baking product inventories. Live hogs, dressed pork, produce and seafood inventories are valued at the lower of first-in, first-out (FIFO) cost or market. Grain inventories held in milling operations are valued at the lower of FIFO cost or market.


Property, Plant and Equipment
-----------------------------
    Property, plant and equipment are carried at cost and are being depreciated generally on the straight-line method over useful lives ranging from 3 to 45 years. Property, plant and equipment leases which are deemed to be installment purchase obligations have been capitalized and included in the property, plant and equipment accounts. Maintenance, repairs and minor renewals are charged to operations while major renewals and betterments are capitalized.

Deferred Grant Revenue
----------------------
    Included in other liabilities at December 31, 1995 and 1994 is $12,000,000 and $8,073,000, respectively, of deferred grant revenue. Deferred grant revenue represents economic development funds contributed to the Company by government entities. Use of these funds is limited to construction of a hog processing facility in Guymon, Oklahoma. Deferred grants will be amortized to income over the life of the assets acquired with the funds.

Revenue Recognition
-------------------
    The Company recognizes revenue on commercial exchanges at the time title to the goods transfers to the buyer. Revenue of the Company's ocean freight service is recognized ratably over the transit time for each voyage.

Use of Estimates
----------------
    The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
------------
    The Company adopted SFAS No. 109 "Accounting for Income Taxes", on January 1, 1993. This Statement required a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.
    The Company has reported the cumulative effect of the change in the method of accounting for income taxes as of the beginning of the 1993 fiscal year in the Consolidated Statement of Earnings.

Earnings Per Common Share
-------------------------
    Earnings per common share are based upon the average shares outstanding during the period. Average shares outstanding were 1,487,520 for each of the three years ended December 31, 1995, 1994 and 1993, respectively.

Cash and Cash Equivalents
-------------------------
    For purposes of the Consolidated Statements of Cash Flows, the Company considers all demand deposits and overnight investments as cash equivalents. Included in accounts payable are outstanding checks in excess of cash balances of $28,117,000 and $6,788,000 at December 31, 1995 and 1994,
respectively.

Foreign Currency
----------------
    The value of the U.S. dollar fluctuates in relation to the currencies of countries where the Company's foreign subsidiaries conduct business. These fluctuations result in exchange gains and losses. The activities of these foreign subsidiaries are primarily conducted with U.S. affiliates or they operate in hyper-inflationary environments. As a result, the Company translates, for consolidation purposes, using the U.S. dollar as the functional currency. The gains and losses that result from remeasurement are reported in earnings. Foreign currency losses for the years ended December 31, 1995, 1994 and 1993 were $226,000, $267,000 and $3,059,000, respectively.
Foreign currency exchange restrictions imposed upon the Company's wholly-owned foreign subsidiaries and certain minority-owned foreign subsidiaries do not have a significant effect on the consolidated financial position of the Company.

Financial Instruments
---------------------
    The Company enters into interest rate exchange agreements which involve the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts. The difference to be paid or received is accrued as interest rates change and is recognized as an adjustment of interest expense. These agreements effectively convert variable-rate debt into fixed-rate debt.
    During 1994, the Company terminated an interest rate exchange agreement with a notional principal amount of $30,000,000 that was initially considered to be an anticipatory hedge. The anticipated liability to be hedged was not incurred and, accordingly, deferral accounting was discontinued in the second quarter of 1994. Included in miscellaneous income for 1994 is a $2,911,000 gain related to settling this agreement.


Commodity Contracts
-------------------
    The Company enters into forward purchase contracts, futures and options to manage its exposure to fluctuations in the commodity markets. These contracts generally involve the anticipated purchase of feed grains and the sale of hogs. At December 31, 1995, the Company had net contracts to purchase
5.9 million bushels of grain and to sell 57.4 million pounds of hogs. Based upon the correlation of commodity types and contract dates with projected usage, these contracts are accounted for as hedges. Realized and unrealized gains and losses on commodity contracts designated as hedges are deferred and are ultimately recognized as part of the measurement of the hedged transactions. At December 31, 1995 the net deferred gain on commodity contracts was $4,701,000 and is included in Accrued Liabilities on the Consolidated Balance Sheet. The amount of net deferred losses on commodity contracts at December 31, 1994 were not material. Within the Consolidated Statement of Cash Flows, cash flows from hedging contracts are classified in the same category as the cash flows from the hedged items.

Note 2
Acquisitions
------------------------------------------------------------------------------
    In January 1995, the Company acquired for $3,500,000 all the outstanding common stock of a hatchery company which previously sold day old chicks to the Company's poultry operations.
    In January 1994, the Company acquired an additional 15% of the outstanding common stock of Atlantic Salmon (Maine), Inc., for $180,000, bringing the total investment in the entity to 40%. The Company accounts for this investment using the equity method.
    In January 1993, the Company acquired for $5,500,000 a 51% interest in Minoterie De Matadi, S.A.R.L., a flour mill located in Zaire. The operating results of this majority owned subsidiary were fully consolidated during 1993. Included in miscellaneous expense is $138,000 representing the minority share of the mill's earnings for the year. In December 1993, the Company reduced its investment to a 49% minority interest and began using the equity method of accounting.
    None of these acquisitions, which were accounted for as purchases, would have significantly affected net earnings or earnings per share on a proforma basis.

Note 3
Transactions with Parent Company
-----------------------------------------------------------------------------
      Seaboard Flour Corporation (the Parent Company) is the owner of 75.3% of the Company's outstanding common stock. At December 31, 1995 and 1994, the Company had a net receivable balance from the Parent Company of $2,207,000 and $2,505,000, respectively. Interest on receivables was charged at the prime rate during 1995 and 1994. Interest charged on receivables and advances in 1993 approximated U.S. Treasury Bill rates. For the years ended December 31, 1995, 1994 and 1993 net interest income (expense) amounted to $275,000, $217,000, and $(19,000) respectively.
      During 1994 the Delaware Chancery Court approved the settlement of a stockholders' derivative action brought in 1990 against the Company and certain subsidiaries, the Parent Company and the directors of the Company at that time. Under the settlement, the Company received $10,800,000 from the Parent Company and the directors of which $2,026,000 was paid to the plantiff's counsel. The settlement proceeds to the Company of $8,774,000 have been recorded as Contributed Capital in Stockholders' Equity.

Note 4
Short-Term Investments
----------------------------------------------------------------------------
      The following is a summary of available-for-sale securities at December 31, 1995:
                                           Gross        Gross
                                         Unrealized    Unrealized  Estimated
(Thousands of dollars)        Amortized   Holding       Holding      Fair
                                Cost       Gains        Losses       Value
----------------------------------------------------------------------------
U.S. Treasury securities
and obligations of U.S.
government agencies        $    48,299      313           -         48,612

Obligations of states and
political subdivisions          55,975       -            -         55,975

Other debt securities           30,522       88           -         30,610
----------------------------------------------------------------------------
    Total debt securities  $   134,796      401           -        135,197
============================================================================

    The following is a summary of available-for-sale securities at December 31, 1994:
                                           Gross         Gross
                              Amortized  Unrealized    Unrealized  Estimated
(Thousands of dollars)          Cost      Holding       Holding      Fair
                                           Gains        Losses       Value
----------------------------------------------------------------------------
U.S. Treasury securities
and obligations of U.S.
government agencies        $    41,576       -            592       40,984

Obligations of states and
political subdivisions         101,425       -            421      101,004

Other debt securities           32,894       -            217       32,677
----------------------------------------------------------------------------
    Total debt securities  $   175,895       -          1,230      174,665
============================================================================

      Substantially, all available-for-sale securities have contractual maturities within two years and are available to meet current operating needs. Included in Other Assets at December 31, 1995 are $6,174,000 of unexpended bond proceeds held in trust that are invested in accordance with the bond issuance agreement. The cost of these investments approximates fair value.
      The gross realized gains on sales of available-for-sale securities totaled $296,000 and $32,000 and the gross realized losses totaled $174,000 and $404,000 for the years ended December 31, 1995 and 1994, respectively.

Note 5
Inventories
----------------------------------------------------------------------------
      A summary of inventories at the end of each year is as follows:

                                                          December 31,
----------------------------------------------------------------------------
   (Thousands of dollars)                             1995          1994
----------------------------------------------------------------------------
At lower of LIFO cost or market:
   Live poultry                                  $   26,442    $   22,230
   Dressed poultry                                   21,219        13,344
   Feed and baking ingredients, packaging
     supplies and other                               8,772         6,121
----------------------------------------------------------------------------
                                                     56,433        41,695
   LIFO allowance                                    (6,965)       (1,390)
----------------------------------------------------------------------------
    Total inventories at lower of LIFO cost
     or market                                       49,468        40,305
----------------------------------------------------------------------------
At lower of FIFO cost or market:
   Live hogs                                         28,626        10,122
   Grain, flour and feed                             19,551         7,622
   Crops in production, fertilizers and pesticides    7,639         6,132
   Dressed pork                                         166         2,523
   Other                                              7,393         6,539
----------------------------------------------------------------------------
    Total inventories at lower of FIFO cost
     or market                                       63,375        32,938
----------------------------------------------------------------------------
    Total inventories                            $  112,843    $   73,243
============================================================================

    The use of the LIFO method decreased net earnings in 1995 by $3,401,000 ($2.29 per share), increased net earnings in 1994 by $1,515,000 ($1.02 per share) and decreased net earnings in 1993 by $1,806,000 ($1.21 per share). The increase in net earnings in 1994 was primarily the result of declining purchase prices. If the FIFO method had been used, inventories would have been $6,965,000 and $1,390,000 higher than those reported at December 31, 1995 and 1994, respectively.

Note 6
Investments in and Advances to Foreign Subsidiaries Not Consolidated
----------------------------------------------------------------------------
    The Company has made investments in and advances to minority-owned foreign flour milling, feed milling, polypropylene bag manufacturing, prefabricated residential and commercial construction and shrimp farming subsidiaries. The subsidiaries are located in Sierra Leone, Nigeria and Zaire in West Africa and Ecuador in South America, and are accounted for by the equity method. Certain of these subsidiaries operate under restrictions imposed by local governments which limit the Company's ability to have significant influence on their operations.
    These restrictions have resulted in a loss in value of these investments and advances that is other than temporary. The Company suspended the use of the equity method for these investments and recognized the impairment in value by a charge to earnings in years prior to 1993.
    Sales of grain and supplies to non-consolidated foreign subsidiaries are included in consolidated net sales for the years ended December 31, 1995, 1994 and 1993, and amounted to $29,585,000, $16,255,000 and $20,126,000, respectively.
      Combined condensed financial information of the minority-owned non-consolidated foreign subsidiaries for their fiscal periods ended within each of the Company's years ended are as follows:

                                                  December 31
----------------------------------------------------------------------------
(Thousands of dollars)                   1995         1994          1993
----------------------------------------------------------------------------
Net sales                          $  139,209     $  102,000     $  113,743

Net earnings                            3,776          9,220          7,578

Total assets                          160,238        150,313        142,776

Total liabilities                      91,208         82,522         84,205

Total equity                       $   69,030     $   67,791     $   58,571
============================================================================



Note 7
Property, Plant and Equipment
----------------------------------------------------------------------------
   A summary of property, plant and equipment at the end of each year is as follows:
                                                      December 31,
----------------------------------------------------------------------------
(Thousands of dollars)                           1995            1994
----------------------------------------------------------------------------
Land and improvements                         $  36,799      $   23,273

Buildings and improvements                      127,405          79,222

Machinery and equipment                         315,564         197,947

Transportation equipment                        112,493          92,969

Office furniture and fixtures                    10,547           8,558

Construction in progress                         47,594          28,182
----------------------------------------------------------------------------
                                                650,402         430,151
 Accumulated depreciation and amortization     (211,987)       (175,080)
----------------------------------------------------------------------------
  Net property, plant and equipment           $ 438,415      $  255,071
============================================================================

   Approximately $3,414,000, $335,000 and $297,000 of interest costs were capitalized as part of property, plant and equipment in the years ended December 31, 1995, 1994 and 1993, respectively.

Note 8
Income Taxes
----------------------------------------------------------------------------
   Effective January 1, 1993, the Company adopted SFAS No. 109. The cumulative effect of implementation resulted in an increase to earnings of $11,000,000 or $7.40 per common share. The increase was principally due to tax rate decreases.
      Total income taxes for the years ended December 31, 1995, 1994 and 1993 differ from the amounts computed by applying the statutory U.S. Federal income tax rate to earnings before income taxes and cumulative effect of a change in accounting principle for the following reasons:

                                       Years ended December 31,
-----------------------------------------------------------------------------
(Thousands of dollars,
except percent amounts)        1995              1994            1993
-----------------------------------------------------------------------------
                                     % of             % of              % of
                                    Pretax           Pretax           Pretax
                            Amount Earnings  Amount Earnings  Amount Earnings
-----------------------------------------------------------------------------
Computed tax expense on
 earnings before income
 taxes and cumulative
 effect of a change in
 accounting principle      $10,017  35.0%   $17,196  35.0%   $ 7,932   35.0%

Adjustments to tax expense
attributable to:

Reversal of previously
 provided deferred taxes
 for foreign earnings
 permanently invested
 overseas                     -      -         -        -     (9,074) (40.0)

Foreign tax differences     (1,066) (3.7)    (2,527) (5.1)    (1,181)  (5.2)

Tax-exempt investment
 income                     (1,122) (3.9)      (845) (1.7)      (424)  (1.6)

State income taxes, net of
 Federal benefit               475   1.7      1,134   2.3        465    1.8

Other                          113    .3     (1,028) (2.1)        54     .2
-----------------------------------------------------------------------------
                         $   8,417  29.4%   $13,930  28.4%   $(2,228)  (9.8)%
=============================================================================

The components of income tax expense for the years ended December 31, 1995, 1994 and 1993 are as follows:
                                                Years Ended December 31,
-----------------------------------------------------------------------------
(Thousands of dollars)                        1995         1994        1993
-----------------------------------------------------------------------------
Current:
   Federal                                $  13,498    $  12,654   $  11,017

   State and local                            1,094        1,683       1,225

Deferred benefit                             (6,175)        (407)    (14,470)
-----------------------------------------------------------------------------
                                          $   8,417    $  13,930   $  (2,228)
=============================================================================

Components of the net deferred income tax liability at December 31, 1995 and December 31, 1994 are as follows (in thousands):

                                               December 31,    December 31,
                                                   1995            1994
-----------------------------------------------------------------------------
Deferred income tax liabilities:
   Cash basis farming adjustment               $    19,036     $    19,036

   Deferred earnings of foreign subsidiaries         4,133           6,839

   Depreciation                                      8,711           2,297

   Other                                             3,182           3,652
-----------------------------------------------------------------------------
                                                    35,062          31,824
-----------------------------------------------------------------------------
Deferred income tax assets:

   Reserves/accruals                                22,816          13,349

   Foreign losses                                    4,089           4,171

   Other                                             4,154           5,164
-----------------------------------------------------------------------------
                                                    31,059          22,684

   Valuation allowance                               2,335           2,756
-----------------------------------------------------------------------------
    Net deferred income tax liability          $     6,338     $    11,896
=============================================================================

      The valuation allowance required under SFAS No. 109 represents accumulated losses on certain foreign subsidiaries that will not be recognized without future liquidation or sale of these subsidiaries.
      At December 31, 1995 and 1994, no provision has been made in the accounts for Federal income taxes which would be payable if the undistributed earnings of certain foreign subsidiaries were distributed to Seaboard Corporation since management has determined that the earnings are permanently invested in these foreign operations. Should such accumulated earnings be distributed, the resulting Federal income taxes would amount to approximately $21,500,000.



Note 9
Notes Payable and Long-Term Debt
-----------------------------------------------------------------------------
    Notes payable amounting to $33.8 million and $20.6 million at December 31, 1995 and 1994, respectively, consisted of obligations due banks within one year. These funds are outstanding under the Company's short-term uncommitted credit lines from banks totaling $122 million. Subsequent to year-end, the Company entered into a $75 million one-year revolving credit facility and a five-year $50 million revolving credit facility with a group of banks. Certain of the short-term uncommitted credit lines will no longer be maintained. Utilization of the five-year revolving credit facility is limited by existing debt covenants.
    Weighted average interest rates on the notes payable were 6.22% and 6.60% at December 31, 1995 and 1994, respectively. These notes are unsecured and do not require compensating balances or fees.
    A summary of long-term debt at the end of each year is as follows:

                                                          December 31,
-----------------------------------------------------------------------------
(Thousands of dollars)                                  1995        1994
-----------------------------------------------------------------------------
Private placements:
   6.49% senior notes, due 2001 through 2005        $  100,000  $  100,000
   7.88% senior notes, due 2003 through 2007           125,000         _

Industrial Development Revenue Bonds (IDRB's),
  floating rates (5.50% - 6.13% at December
  31, 1995) due through 2023                            52,900      40,000

Bank notes, 6.43% floating, due 1997                    10,000      27,365

Term loan, 3%, due 1996                                  6,000       6,000

Capital lease obligations and other                     10,551       7,709
-----------------------------------------------------------------------------
                                                       304,451     181,074
Current maturities of long-term debt                    (7,011)     (3,408)
-----------------------------------------------------------------------------
Long-term debt, less current maturities            $   297,440  $  177,666
=============================================================================

    Redemption of the IDRB's is assured under irrevocable bank letters of credit issued by major banks. Although those IDRB's mature in 2004, 2005, 2012, 2017, 2019 and 2023, the bonds are deemed to mature in 1998, 1999, 2000 and 2001, the years in which the bank letters of credit and committed extensions thereto expire. Poultry processing facilities, having a depreciated cost of $23,279,000 at December 31, 1995, secure certain bond issues.
    The terms of the note agreements pursuant to which the Senior Notes and the IDRB's were issued require, among other terms, the maintenance of certain ratios and minimum net worth, the most restrictive of which requires the ratio of Consolidated Funded Debt to Consolidated Shareholders' Equity, as defined, not to exceed .90 to 1, and the maintenance of Consolidated Tangible Net Worth, as defined, of not less than $250,000,000. The Company is in compliance with all restrictive debt covenants relating to the Senior Notes and IDRB's as of December 31, 1995.
    During 1995, the Company entered into interest rate exchange agreements with a bank to limit its exposure to the interest rate volatility of its variable rate debt. The agreements involve transactions with notional amounts of $100,000,000 at December 31, 1995. The agreements have maturity dates of ten years from the date of the initial execution and results in a weighted average fixed interest rate of 6.28% at December 31, 1995 on an equivalent amount of the Company's variable rate debt. The Company monitors the risk of default by the counterparty and does not anticipate nonperformance. The fair values of the interest exchange agreements are obtained from dealer quotes. These values represent the estimated amount the Company would receive or pay to terminate the agreements, taking into consideration current interest rates and the creditworthiness of the counterparty. The Company would have been required to pay an estimated $2,566,000 to terminate the interest rate exchange agreements at December 31, 1995. Subsequent to December 31, 1995, the Company terminated the interest rate exchange agreements. The resulting loss was not material.
    Annual maturities of long-term debt at December 31, 1995 are as follows:
$7,011,000 in 1996, $10,811,000 in 1997, $13,164,000 in 1998, $22,426,000
in 1999, $311,000 in 2000, and $250,728,000 thereafter.

Note 10
Fair Value of Financial Instruments
-----------------------------------------------------------------------------
    The fair value of the Company's short-term investments is based on quoted market prices at the reporting date for these or similar investments. At December 31, 1995 and 1994 the fair value of the Company's short-term investments was $135,197,000 and $174,665,000, respectively, with an amortized cost of $134,796,000 and $175,895,000 at December 31, 1995 and 1994, respectively.
    The fair value of long-term debt is determined by comparing interest rates for debt with similar terms and maturities. At December 31, 1995 and 1994 the fair value of the Company's long-term debt was $310,499,000 and $166,382,000, respectively, with a carrying value of $304,451,000 and $181,074,000 at December 31, 1995 and 1994, respectively.
    Other financial instruments consisting of Cash and Cash Equivalents, Net Receivables, Notes Payable, and Accounts Payable are carried at cost, which approximates fair value, as a result of the short-term nature of the instruments.




Note 11
Employee Benefits
-----------------------------------------------------------------------------
      The Company maintains defined benefit pension plans for its domestic salaried, clerical and poultry employees. The plans generally provide for normal retirement at age 65 and eligibility for participation after one year's service upon attaining the age of 21. Plan assets are invested in equity securities, fixed income bonds and short-term cash equivalents. The net periodic pension cost of these plans was as follows:

                                             Years ended December 31,
-----------------------------------------------------------------------------
(Thousands of dollars)                     1995        1994        1993
-----------------------------------------------------------------------------
Service cost-benefits earned during
  the period                           $   1,303   $   1,532   $   2,678

Interest cost on projected benefit
  obligation                               2,233       2,132       1,650

Actual return on assets                   (3,964)       (667)     (1,714)

Net amortization and deferral              1,916      (1,281)        540
----------------------------------------------------------------------------
Net periodic pension cost              $   1,488   $   1,716   $   3,154
============================================================================

  Assumptions used in determining pension information were:
                                             Years ended December 31,
----------------------------------------------------------------------------
                                           1995        1994        1993
----------------------------------------------------------------------------
Expected long-term rate of return on
  assets                                    8.50%       7.50%       8.00%

Discount rate                               7.00%       8.75%       7.25%

Long-term rate of increase in
  compensation levels                       4.50%       5.00%       5.00%
----------------------------------------------------------------------------

       The funded status and accrued pension cost at December 31, 1995 and 1994 for all defined benefit plans is shown below:
                                                 December 31,
----------------------------------------------------------------------------
(Thousands of dollars)                               1995          1994
----------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Vested benefit obligation                     $   27,897    $   25,198
   Nonvested benefit obligation                       1,542         1,193
----------------------------------------------------------------------------
Accumulated benefit obligation                       29,439        26,391

Effects of projected future compensation levels       4,178         1,647
----------------------------------------------------------------------------
Projected benefit obligation                         33,617        28,038

Plan assets at fair value                            25,845        26,265
----------------------------------------------------------------------------
Projected benefit obligation in excess of
  plan assets                                         7,772         1,773

Recognized minimum liability                          1,184           _

Unrecognized net liability at transition             (1,542)       (1,710)

Unrecognized net gain (loss)                           (587)        4,953
----------------------------------------------------------------------------
Accrued pension cost                             $    6,827    $    5,016
----------------------------------------------------------------------------

      Effective January 1, 1994, the Company replaced existing defined benefit plans for domestic salaried and clerical employees with a single new plan with similar retirement age and eligibility provisions. The benefit formula has been modified from a percentage of career average pay to a reduced percentage final average pay.
      The Company has non-qualified unfunded supplemental retirement plans for certain executive employees. Pension expense for these plans was $3,073,000, $2,760,000 and $216,000 for the years ended December 31, 1995,
1994 and 1993, respectively. Included in Other Liabilities at December 31, 1995 and 1994 is $9,064,000 and $6,698,000, respectively, representing the accrued benefit obligation for these plans.
      The Company maintains a Thrift Savings Plan covering most of its domestic salaried and clerical employees. The Company contributes to the plan an amount equal to 100% of employee contributions up to a maximum of 3% of employee compensation. Employee vesting is based upon years of service with 20% vested after one year of service and an additional 20% vesting with each additional complete year of service. Contribution expense was $1,265,000, $1,051,000 and $1,096,000 for the years ended December 31, 1995, 1994 and
1993, respectively.



Note 12
Commitments and Contingencies
----------------------------------------------------------------------------
    The Company leases various ships, facilities and equipment under noncancelable operating lease agreements. Rental expense for the operating leases amounted to $40,521,000, $34,457,000 and $27,582,000 in 1995, 1994
and 1993, respectively. Minimum lease commitments under noncancelable leases with initial terms greater than one year at December 31, 1995, were $30,424,000 for 1996, $22,057,000 for 1997, $16,341,000 for 1998, $6,257,000
for 1999, $5,068,000 for 2000 and $4,890,000 thereafter. It is expected that, in the ordinary course of business, leases will be renewed or replaced.
    The Company is a defendant in a pending arbitration proceeding in the matter of a chartered barge and tug which were damaged after delivering cargo. No demand for any specific dollar amount has been made, although the plaintiff's insurance company's declaratory judgment action references a claim of $15 million. While the ultimate outcome is not presently determinable, management, after investigation of the facts and discussions with legal counsel, does not believe that the Company has any liability.
    A lawsuit alleging damages of approximately $12.5 million has been brought by a private individual against the Company's Honduran subsidiary engaging in shrimp production. The individual alleges that a previous owner of the shares of stock of the Company's Honduran subsidiary fraudulently transferred his shares without his knowledge. The Departmental First Court in Honduras has dismissed the case and it is now pending on appeal to the appellate court. Management, after discussion with Honduran legal counsel, does not believe the Company's Honduran subsidiary has any liability.
The Company is subject to various other legal proceedings related to the normal conduct of its business. In the opinion of management, none of these actions is expected to result in a judgment having a materially adverse effect on the consolidated financial statements of the Company.


Note 13
Segment Information
----------------------------------------------------------------------------
    The Company principally operates in three business segments: food production and processing, commodity trading and transportation. Corporate assets include cash, short-term investments, notes receivable, corporate equipment and other miscellaneous assets which are not related to a specific business segment. The Company has reclassified its business segments in 1995 to reflect the increased commodity trading activity during the current year. The amounts presented for 1994 and 1993 have been restated in order to conform with the 1995 presentation. Business segment information for the years ended December 31, 1995, 1994 and 1993 is as follows:

-------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)                                      1995
-------------------------------------------------------------------------------------------------------------------
                                      Food                                              Unallocated
                                   Production                                            Corporate
                                      and      Commodity                                 Items and
                                   Processing   Trading     Transportation    Other     Eliminations       Total
-------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers    $  652,537   207,987         277,130       36,323         --          1,173,977

Intersegment sales                      --         --             4,676         --         (4,676)           --
-------------------------------------------------------------------------------------------------------------------
Net sales                          $  652,537   207,987         281,806       36,323       (4,676)       1,173,977
===================================================================================================================
Operating income (loss)            $   10,121     8,462          16,936          980       (5,295)          31,204
===================================================================================================
Income from foreign subsidiaries
  not consolidated                                                                                           2,035

Interest income                                                                                             11,506

Interest expense                                                                                           (15,686)

Other corporate expense                                                                                       (440)
-------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                                         $      28,619
===================================================================================================================
Identifiable assets                $  471,120    59,460         120,435       25,153         --            676,168
===================================================================================================

Corporate assets                                                                                           201,964
-------------------------------------------------------------------------------------------------------------------
Total assets                                                                                         $     878,132
===================================================================================================================
Depreciation and amortization      $   25,746     2,941          13,711        1,521        1,025           44,944
===================================================================================================================
Capital expenditures (excluding
                     acquisitions) $  192,246     1,228          34,136          965          924          229,499
===================================================================================================================

-------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)                                      1994
-------------------------------------------------------------------------------------------------------------------
                                      Food                                              Unallocated
                                   Production                                            Corporate
                                      and      Commodity                                 Items and
                                   Processing   Trading     Transportation    Other     Eliminations       Total
-------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers    $  638,251   107,399         210,632       27,522         --            983,804

Intersegment sales                       --       --              6,372          --        (6,372)           --
-------------------------------------------------------------------------------------------------------------------
Net sales                          $  638,251   107,399         217,004       27,522       (6,372)         983,804
===================================================================================================================
Operating income (loss)            $   10,663     8,620          29,195        2,895       (4,275)          47,098
===================================================================================================
Income from foreign subsidiaries
 not consolidated                                                                                            3,113

Interest income                                                                                              9,704

Interest expense                                                                                           (13,136)

Other corporate income                                                                                       2,352
-------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                                         $      49,131
===================================================================================================================
Identifiable assets                $  274,673    42,634          86,928       28,580          --           432,815
===================================================================================================
Corporate assets                                                                                           242,396
-------------------------------------------------------------------------------------------------------------------
Total assets                                                                                         $     675,211
===================================================================================================================
Depreciation and amortization      $   20,200     2,923           7,925        1,466         889            33,403
===================================================================================================================
Capital expenditures (excluding
 acquisitions)                     $   61,917       688          23,107          635       1,236            87,583
===================================================================================================================

-------------------------------------------------------------------------------------------------------------------
                                                            1993
-------------------------------------------------------------------------------------------------------------------
                                      Food                                              Unallocated
                                   Production                                            Corporate
                                      and      Commodity                                 Items and
                                   Processing   Trading     Transportation    Other     Eliminations       Total
-------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers    $  786,276   167,581         169,035       19,252         _           1,142,144

Intersegment sales                       --       4,870           8,923         --       (13,793)            --
-------------------------------------------------------------------------------------------------------------------
Net sales                          $  786,276   172,451         177,958       19,252     (13,793)        1,142,144
===================================================================================================================
Operating income (loss)            $   (2,516)    6,876          21,887         (390)     (4,812)           21,045
===================================================================================================
Income from foreign subsidiaries
 not consolidated                                                                                            2,177

Interest income                                                                                              7,037

Interest expense                                                                                            (7,067)

Other corporate income                                                                                        (529)
-------------------------------------------------------------------------------------------------------------------
Earnings before income taxes and
 cumulative effect of a change in
 accounting principle                                                                                $      22,663
===================================================================================================================
Identifiable assets                $  234,411    55,758          69,626       23,893        --             383,688
===================================================================================================
Corporate assets                                                                                           263,644
-------------------------------------------------------------------------------------------------------------------
Total assets                                                                                         $     647,332
===================================================================================================================
Depreciation and amortization      $   19,960     5,230           7,056        1,450         733            34,429
===================================================================================================================
Capital expenditures (excluding
 acquisitions)                     $   44,422     6,964          35,020           47         875            87,328
===================================================================================================================

                           Export sales by geographic area are as follows:
                                                Years ended December 31,
---------------------------------------------------------------------------------
(Thousands of dollars)                        1995         1994        1993
---------------------------------------------------------------------------------
Africa                                    $  85,915    $  50,900    $  67,260

Caribbean and South America                  43,394       36,525       31,340

Eastern Mediterranean                        57,140         --           --

Other                                        36,597       17,779       26,059
---------------------------------------------------------------------------------
Total export sales                       $  223,046    $ 105,204    $ 124,659
=================================================================================

    At December 31, 1995 and 1994 the Company had approximately $47.1 million and $18.8 million of foreign receivables which represent more of a collection risk than the Company's domestic receivables. The Company believes that its allowance for doubtful receivables is adequate.

APPENDIX
SEABOARD CORPORATION AND SUBSIDIARIES
Graph data
Years ended December 31,

                                                1991       1992       1993       1994        1995
-----------------------------------------------------------------------------------------------------
Summary of Selected Financial Data:

TOTAL ASSETS (THOUSANDS OF DOLLARS)          $458,045     485,121    647,332    675,211      878,132

STOCKHOLDERS' EQUITY (THOUSANDS OF DOLLARS)  $239,250     269,581    304,356    346,080      365,810

EARNINGS BEFORE CUMULATIVE EFFECT OF
  CHANGING THE ACCOUNTING FOR INCOME TAXES   $  14.28       20.89      16.73      23.67        13.58
CUMULATIVE EFFECT OF CHANGING THE
  ACCOUNTING FOR INCOME TAXES                                           7.40
                                         ------------------------------------------------------------
EARNINGS PER COMMON SHARE (DOLLARS)          $  14.28       20.89      24.13      23.67        13.58


Selected Financial Data:

CURRENT RATIO                                  2.82:1      3.22:1     3.29:1     3.31:1       2.25:1

CAPITAL EXPENDITURES (THOUSANDS OF DOLLARS)  $ 20,240      35,286     87,328     87,583      229,499

NET SALES (THOUSANDS OF DOLLARS)             $875,874   1,053,655  1,142,144    983,804    1,173,977

WORKING CAPITAL (THOUSANDS OF DOLLARS)       $183,825     209,811    280,466    259,521      219,024

DEPRECIATION AND AMORTIZATION
   (THOUSANDS OF DOLLARS)                    $ 26,082      29,601     34,429     33,403       44,944

NET EARNINGS(THOUSANDS OF DOLLARS)           $ 21,241      31,075     35,891     35,201       20,202
