Form 10-K405, Exhibit 13
period 1996-12-31
SEABOARD CORP /DE/
filed 1997-03-27
CIK 88121

Summary of Selected Financial Data
Seaboard Corporation and Subsidiaries
--------------------------------------------------------------------------------------------------
(Thousands of dollars except per share amounts)     Years ended December 31,
--------------------------------------------------------------------------------------------------
                                 1996            1995         1994          1993          1992
--------------------------------------------------------------------------------------------------
Net sales                    $ 1,464,362     $ 1,173,977    $ 983,804   $ 1,142,144   $ 1,053,655
==================================================================================================
Net earnings                 $     5,846     $    20,202    $  35,201   $    35,891   $    31,075
==================================================================================================
Earnings per common share    $      3.93     $     13.58    $   23.67   $     24.13   $     20.89
==================================================================================================
Total assets                 $ 1,004,685     $   878,132    $ 675,211   $   647,332   $   485,121
==================================================================================================
Long-term debt               $   297,719     $   297,440    $ 177,666   $   194,506   $    78,123
==================================================================================================
Stockholders' equity         $   369,934     $   365,810    $ 346,080   $   304,356   $   269,581
==================================================================================================
Dividends per common share   $      1.00     $    1.00      $   1.00    $       .75   $       .50
==================================================================================================

    As described in Note 5 to the consolidated financial statements, the Company changed its method of accounting for spare parts and supplies inventories in 1996. The cumulative effect of this change at January 1, 1996 was to increase net earnings by $3,006,000 or $2.02 per common share.
In addition, the effect of this change in 1996, exclusive of the cumulative effect, was to increase net earnings by $788,000 or $.53 per common share.
    Included in Net Earnings and Earnings Per Common Share for the year ended December 31, 1993 is the cumulative effect of changing the method of accounting for income taxes. Net Earnings was increased by $11,000,000 and Earnings Per Common Share increased by $7.40 to reflect this change. Net Earnings and Earnings Per Common Share for the year ended December 31, 1993 also include the reversal of deferred taxes on undistributed earnings of certain foreign subsidiaries that management believes are permanently invested. Net Earnings increased by $9,074,000 and Earnings Per Common Share increased by $6.10 as a result of this reversal of deferred taxes.


(Graphs omitted from this page, see appendix.)

Seaboard Corporation and Subsidiaries
Financial Summary

(Graphs omitted from this page, see appendix.)

Management's Discussion and Analysis

Liquidity and Capital Resources

-----------------------------------------------------------------------------
(Dollars in millions)                   1996           1995           1994
-----------------------------------------------------------------------------
Current ratio                          1.71:1          2.25:1         3.31:1
Working capital                  $      204.2    $      219.0    $     259.5
Cash from operating activities   $      (72.8)   $       42.2    $      50.3
Capital expenditures             $      110.5    $      229.5    $      87.6
Long-term debt, exclusive of
  current maturities             $      297.7    $      297.4    $     177.7
Total capitalization*            $      715.5    $      703.4    $     562.7
-----------------------------------------------------------------------------
 * Total capitalization is defined as stockholders' equity and noncurrent liabilities.

Cash provided by operating activities declined $115.0 million compared to 1995 due to lower earnings and increased inventories and receivables. Inventories increased primarily as a result of the expansion of the live hog herd and finished product at the pork processing plant which began operating in December, 1995 and higher priced feed raw materials. Inventories of dressed poultry also increased due to the timing of export sales.
Inventories also increased $6.2 million as a result of the Company changing its method of accounting for spare parts and supplies used in its poultry and pork processing operations (see Note 5 to consolidated financial statements for further discussion). The increase in receivables was primarily related to increased sales of pork and poultry products and short-term advances to a nonconsolidated foreign subsidiary.

The decline in cash provided by operating activities of $8.1 million in 1995 compared to 1994 was primarily attributable to increased inventories and receivables. Inventories increased as a result of the expansion of the live hog herd and the timing of export sales of dressed poultry and commodity grains. Receivables increased in the transportation segment mostly due to increased sales. Partially offsetting the increase in inventories and receivables were increases in accounts payable and accrued liabilities. Accounts payable increased primarily as a result of higher inventory levels. Accrued liabilities increased due to advance payments on export sales, deferred hedging gains and revenues on incomplete voyages.

The Company invested $110.5 million in property, plant and equipment during 1996, of which $99.1 million was expended in the food production and processing segment, $8.6 million in the transportation segment and $2.8 million in other areas of the Company's business.

During 1996, capital expenditures for hog farrowing and finishing facilities, two feed mills and a pork processing plant amounted to $83 million. Cumulative capital expenditures on these facilities since 1992 total $306.2 million. The Company expects additional expenditures for these initial facilities to total approximately $7.2 million during the next year. Management anticipates these expenditures will be financed by internally generated cash and through the issuance of exempt facility revenue bonds.

Other capital expenditures in the food production and processing segment for 1996 consisted of $16.1 million in expanding processing capacity, general modernization and efficiency upgrades of plant and equipment. The Company anticipates spending $37.3 million to upgrade and expand its poultry facilities during the next year. Management anticipates these expenditures will be financed by internally generated cash.

Capital expenditures in the transportation segment during 1996 totaled $8.6 million for general replacement and upgrades of property and equipment.

Capital expenditures totaled $229.5 million in property, plant and equipment during 1995, of which $192.2 million was expended in the food production and processing segment and $34.1 million in the transportation segment and $3.2 million in other areas of the Company's business.

During 1995, capital expenditures for hog farrowing and finishing facilities, two feed mills and a pork processing plant amounted to $159.7 million. Capital expenditures of $8.5 million were made at the Company's poultry processing plant in Athens, Georgia to expand processing capacity. Other capital expenditures in the food production and processing segment for 1995 included $24.0 million in general modernization and efficiency upgrades of plant and equipment.

Capital expenditures in the transportation segment during 1995 totaled $34.1 million. The Company purchased two cargo vessels for $14.7 million for use in the ocean liner service, and other capital expenditures of $19.4 million were for general replacement and upgrades of property and equipment.

In August 1996, the Company sold three vessels used in the transportation segment to a third party for $28.5 million. The vessels have been chartered from the third party for terms ranging from seven to ten years. The Company realized a $5.9 million gain on the sale of the vessels which was deferred and will be recognized over the term of the charter agreements. The charters are accounted for as operating leases.

In July 1996, the Company purchased for $8.8 million a non-controlling interest in Ingenio y Refineria San Martin del Tabacal S.A. (Tabacal).
Tabacal is an Argentinean company primarily engaged in growing and refining sugarcane and citrus production for consumption in Argentina and for export. The investment is being accounted for using the equity method of accounting. As of December 31, 1996, the Company had advanced $27.6 million to Tabacal for improvements of existing operations, expanding sugarcane and citrus fields and working capital requirements. The Company anticipates making additional loans or guaranteeing loans made to Tabacal by third parties in amounts not expected to exceed $20 million.

In October 1996, the Company acquired a 50 percent interest in a flour mill located in Mozambique for $4.6 million with $1 million paid at closing and the balance to be paid in installments over the next six years. The investment is being accounted for using the equity method of accounting.

During 1996, the Company entered into one-year revolving credit facilities totaling $90 million and a five-year $50 million revolving credit facility and reduced certain uncommitted credit lines. At December 31, 1996, the Company had $75 million outstanding under the one-year revolving credit facilities and $75.2 million outstanding under the remaining short-term uncommitted credit lines totaling $115 million. The Company borrowed $10 million of the five-year revolving credit facility, the proceeds of which were used to retire $10 million in existing term loans.

As of December 31, 1996, economic incentive grants totaling $12.4 million had been used to fund construction projects. Use of these funds, contributed by government entities, was limited to construction of a pork processing facility. For accounting purposes, these grants have been recorded in other liabilities and are being amortized over the life of the assets constructed with the funds.

In February 1995, the Company borrowed the proceeds of $3.3 million in Adjustable Rate, Seven-Day Demand Exempt Facility Revenue Bonds issued by the Guymon Utilities Authority. The funds were used to finance certain costs associated with the construction of a pork processing plant.

In June 1995, the Company issued $125 million in unsecured Senior Notes to various lenders, the proceeds of which are being used to finance the construction of hog production facilities, a pork processing plant and for general corporate purposes. The notes bear interest at 7.88% and mature in equal installments of $25 million on June 1, 2003, 2004, 2005, 2006 and 2007.

In December 1995, the Company borrowed the proceeds of $9.6 million in Adjustable Rate, Seven-Day Demand Exempt Facility Revenue Bonds issued by the Kansas Development Finance Authority. The funds were used to finance certain costs associated with hog production facilities.

Long-term debt of $17.4 million was repaid in 1995 in advance of its scheduled maturity.

Subsequent to year-end, the Company's one year revolving credit facilities were increased to $160 million as a result of the extension of an existing facility and the establishment of a new facility. In addition, the existing five-year revolving credit facility was also extended and reduced to $25 million. The Company also expects to borrow approximately $10 million of Adjustable Rate, Seven-Day Demand Exempt Facility Revenue Bonds to be issued by the Oklahoma Development Finance Authority. The funds will be used to finance certain costs associated with hog production facilities.

Management intends to continue seeking opportunities for expansion in the industries in which it operates and believes that the Company's liquidity, capital resources and borrowing capabilities are adequate for its current and intended operations.

Results of Operations
---------------------
Net sales of $1,464.4 million for the year ended December 31, 1996, increased by $290.4 million compared to the year ended December 31, 1995. Operating income in 1996 decreased by $11.5 million compared to 1995 to total $19.7 million.

Net sales increased by $190.2 million compared to 1994 to total $1,174 million for the year ended December 31, 1995. Operating income of $31.2 million in 1995 decreased by $15.9 million compared to 1994.


Food Production And Processing Segment

-----------------------------------------------------------------------------
(Dollars in millions)                 1996      1995      1994
-----------------------------------------------------------------------------
Net sales                       $    844.5      652.5     638.3
Operating income                $     (3.9)      10.1      10.7
-----------------------------------------------------------------------------

In 1996, net sales for the food production and processing segment increased $192 million compared to 1995 as a result of increased poultry and pork sales. Operating income for 1996 decreased $14 million compared to 1995 as a result of significantly higher grain prices during most of 1996. As described in
Note 5 to the consolidated financial statements, the Company changed its method of accounting for spare parts and supplies inventories in 1996. The effect of this change was to decrease the operating loss in the food production and processing segment in 1996 by $1.3 million. In the fourth quarter of 1996, grain prices decreased substantially. Grain commodities are a significant component of the Company's costs. Management expects this decrease in grain prices to have a positive effect on the Company's operating income in the first half of 1997.

Net sales of poultry products totaled $501.7 million in 1996 an increase of $43.1 million compared to 1995. The increase was primarily related to increased production resulting from expanded processing capacity and an increase in the average selling price of poultry products. The increased sales prices were partially attributable to higher poultry markets and changes in product mix. Gross income on poultry products decreased by $26.6 million compared to 1995 to total $28.5 million. The decrease in gross income was primarily related to higher finished feed costs.

Net sales within the pork operations increased $142.7 million in 1996 to total $234.3 million. The increase is related to sales of pork as a result of the new hog processing plant reaching full single-shift capacity during 1996. The market hogs produced at the Company's live hog operations are slaughtered at the pork processing plant. The increase in sales was partially offset by a $56.1 million decrease in sales resulting from discontinuing the operations at the Albert Lea, Minnesota pork processing plant in December 1995.

The pork operations reported gross income of $3 million in 1996, an increase of $6.6 million compared to 1995. The increase in gross income is primarily related to large increases in hog production and reaching full single-shift capacity at the new hog processing plant in 1996 along with the discontinuation of unprofitable operations at the Albert Lea plant in December 1995. The increase was partially offset by higher finished feed costs and start-up costs associated with the processing plant.

Net sales for the food production and processing segment in 1995 increased $14.2 million compared to 1994 as a result of increased poultry sales. In 1995, operating income decreased by $.6 million compared to 1994. The decrease in operating income was primarily related to higher general and administrative expenses at the Company's pork operations.

Net sales of poultry products totaled $458.6 million in 1995, an increase of $32.5 million compared to 1994. The increase was primarily due to higher sales prices attributable to higher demand for export product. Gross income on poultry products increased by $4.4 million compared to 1994 to total $55.1 million. The increase in gross income was primarily related to higher selling prices partially offset by higher finished feed costs.

Net sales of live hogs and pork products totaled $91.6 million in 1995 compared to $98.3 million in 1994. The 1994 net sales included the last three months of slaughter operations at the Company's Minnesota plant. After discontinuing the slaughter, the remaining operations at this plant consisted of processing hams and bacon until December 1995 when it was leased to a third party. Live hog sales increased during 1995 as the Company's herd grew in anticipation of opening its new processing plant. The pork operations reported negative gross income of $3.6 million in 1995 compared to negative gross income of $2 million in 1994. The decrease was primarily related to higher cost of raw product used in processing hams and bacon.

The Company enters into forward purchase contracts, futures and options to manage its exposure to price fluctuations in the commodity markets. These commodity instruments generally involve the anticipated purchase of feed grains and the sale of hogs. At December 31, 1996, the Company had net contracts to purchase 5.1 million bushels of grain and sell 146.5 million pounds of hogs.

Gains and losses on commodity instruments designated as hedges and for which there is high correlation between changes in the value of the instrument and changes in the value of the hedged commodity are deferred and ultimately recognized in operations as part of the cost of the commodity. Gains and losses on qualifying hedges of firm commitments or probable anticipated transactions are also deferred and recognized as adjustments of the carrying amounts of the commodities when the hedged transaction occurs. Realized gains and losses on qualifying commodity instruments which were designated as hedges are deferred and are ultimately recognized as part of the measurement of the hedged transactions. Commodity instruments not qualifying as hedges for financial reporting purposes are marked to market and included in cost of sales and operating expenses in the consolidated statements of operations. Realized gains and (losses) from commodity contracts reported in operating income for the years ended December 31, 1996 and 1995 were $(12.9) million and $1.9 million, respectively.



Commodity Trading and Milling

--------------------------------------------------------------------------
(Dollars in millions)              1996           1995           1994
--------------------------------------------------------------------------
Net sales                   $     315.6          208.0          107.4
Operating income            $      18.1            8.5            8.6
--------------------------------------------------------------------------

Net sales from commodity trading and milling increased by $107.6 million in 1996 compared to 1995. The increase is primarily related to increased sales of wheat and other grains in foreign markets. Operating income from commodity trading increased by $9.6 million compared to 1995, primarily as a result of improved margins due to lower unit freight costs.

Net sales from commodity trading activity increased by $100.6 million in 1995 compared to 1994. The increase is primarily related to expanded trading of wheat, soybeans, corn and other grains in foreign markets. Operating income was adversely affected by higher ship operating expenses.


Transportation Segment

--------------------------------------------------------------------------
(Dollars in millions)              1996           1995           1994
--------------------------------------------------------------------------
Net sales                     $   266.6          277.1          210.6
Operating income              $     6.5           16.9           29.2
--------------------------------------------------------------------------

Net sales and operating income from containerized cargo operations decreased by $10.5 million and $10.4 million respectively, in 1996 compared to 1995. The decrease in sales and operating income was primarily related to lower freight rates resulting from increased competition in certain markets serviced by the Company compared to the same period one year earlier. The decrease in sales was partially offset by the increase in unit cargo volumes shipped. The decrease in operating income was partially offset by lower overhead expenses as a result of improving efficiency levels. During the fourth quarter of 1996, container rates began to increase moderately. Management cannot predict whether rates will continue to improve.

Net sales from containerized cargo operations increased by $66.5 million in 1995 compared to 1994. The increase resulted primarily from new services to South America and the Carribean Basin and increased volume within existing services in Central America. Net sales from other transportation services were not material.

Operating income from the containerized cargo operations decreased by $12.3 million in 1995 compared to 1994. The decrease was primarily related to lower freight rates in 1995 compared to 1994 in certain markets in which the Company operates. Through the third quarter of 1995, freight rates on revenue producing units remained almost unchanged compared to the same period in 1994. In the fourth quarter of 1995, rates declined sharply due to competitive pressures. Operating income was further impacted by costs associated with expanding services, including higher rates on vessels the Company has on charter.


Other Operations

--------------------------------------------------------------------------
(Dollars in millions)              1996           1995           1994
--------------------------------------------------------------------------
Net sales                   $      37.7           36.3           27.5
Operating income            $       5.1            1.0            2.9
--------------------------------------------------------------------------

Net sales from other operations was almost unchanged in 1996 compared to 1995. Operating income increased by $4.1 million compared to 1995 due primarily to a reduction in operating expenses resulting from lower maintenance costs in electric power generation and improved receivables collections.

Net sales from other operations increased $8.8 million in 1995 compared to 1994. The increase is primarily related to expanded electric power generation service within the Dominican Republic. Operating income decreased during the year as a result of increased reserves on certain foreign receivables.

Selling, General and Administrative Expenses
--------------------------------------------
Selling, general and administrative (SG&A) totaled $128.8 million, $139.2 million and $112.3 million for the years ended December 31, 1996, 1995 and 1994, respectively. The 1996 decrease reflects the Company's focus on cost controls, improved receivable collections and start-up of pork processing operations. The increase in SG&A for 1995 is primarily related to general and administrative costs associated with the staffing and expenditures of the pork operations, increased reserves for potential uncollectible receivables primarily with foreign customers, and expenses related to expanded shipping routes and product lines.


Interest Income
---------------
Interest income totaled $9.1 million, $11.5 million and $9.7 million for the years ended December 31, 1996, 1995 and 1994, respectively. The decrease in 1996 of $2.4 million resulted primarily from a decline in invested funds. The increase in 1995 of $1.8 million resulted primarily from investing the proceeds of $125 million of long-term debt issued in June 1995.


Interest Expense
----------------
Interest expense, net of capitalized interest, totaled $26.9 million, $15.7 million and $13.1 million for the years ended December 31, 1996, 1995 and 1994, respectively. Interest expense increased during 1996 compared to 1995 as a result of increased short-term borrowings and the issuance of long-term debt in June 1995. Interest expense increased in 1995 compared to 1994 as a result of the issuance of long-term debt and increased short-term borrowings.

From time to time, the Company enters into interest rate exchange agreements in the management of interest rate risk. These agreements effectively convert specifically identified variable rate debt into fixed-rate debt. At December 31, 1996, there were no outstanding agreements.


Other Financial Information
---------------------------
Results from foreign subsidiaries not consolidated for 1996 reflect the upgrading and expansion of operations of Tabacal. The Company anticipates incurring additional losses during 1997 as Tabacal continues its upgrading and expansion activities.

Miscellaneous income in 1994 included a $2.9 million gain from liquidating an interest rate exchange agreement during the second quarter. The Company entered into this interest rate exchange agreement as an anticipatory hedge against interest rate risk associated with anticipated variable rate financing. The anticipated liability to be hedged was not incurred.

The Company has operations in and transactions with customers in a number of foreign countries. The currencies of these countries fluctuate in relation to the U.S. dollar. Most of the Company's major contracts and transactions, however, are denominated in U.S. dollars. The Company had no material foreign currency transaction gains or losses during the years ended December 31, 1996, 1995 and 1994.

The activities of foreign subsidiaries are primarily conducted with U.S. affiliates, or they operate in hyper-inflationary environments. As a result, the Company translates, for consolidation purposes, using the U.S. dollar as the functional currency. The gains and losses that result from remeasurement are reported in earnings. Foreign currency losses for the years ended December 31, 1996, 1995 and 1994, were not material. Foreign currency exchange restrictions imposed upon the Company's wholly owned foreign subsidiaries and certain minority-owned foreign subsidiaries do not have a significant effect on the consolidated financial position of the Company.
The Company is subject to various federal and state regulations regarding environmental protection and land use. Among other things, these regulations affect the disposal of livestock waste and corporate farming matters in general. Management believes it is in compliance with all such regulations. Future changes in environmental or corporate farming laws could affect the manner in which the Company operates its business and its cost structure.

The Company does not believe its businesses have been materially adversely affected by general inflation.


Quarterly Financial Data
(Unaudited)
Seaboard Corporation and Subsidiaries
-------------------------------------------------------------------------------
(Thousands of dollars          1st       2nd       3rd       4th     Total for
except per share amounts)    Quarter   Quarter   Quarter   Quarter   the Year
-------------------------------------------------------------------------------
1996
-------------------------------------------------------------------------------
Net sales                 $  297,631   330,503   350,739   485,489   1,464,362

Operating income          $   (7,242)   (3,668)    9,606    18,083      16,779

Net earnings              $   (7,706)   (4,149)    3,316    14,385       5,846

Earnings per common
    share                 $    (5.18)    (2.79)     2.23      9.67        3.93

Dividends per common
    share                 $      .25       .25       .25       .25        1.00

Market price range per common share:
                High      $      270       246 3/4   221       266
                Low       $      233       203       196       210
===============================================================================

-------------------------------------------------------------------------------
1995
-------------------------------------------------------------------------------
Net sales                 $  235,923   255,402   288,263   394,389   1,173,977

Operating income          $   13,689     9,112     9,496    (1,093)     31,204

Net earnings              $    8,040     6,764     7,080    (1,682)     20,202

Earnings per common
    share                 $     5.40      4.55      4.76     (1.13)      13.58

Dividends per common
    share                 $      .25       .25       .25       .25        1.00

Market price range per common share:
                High      $      230       304       295       270
                Low       $      159       233       241       243 3/8
===============================================================================
    The Company's first three quarters of each fiscal year consist of three four-week periods. The fourth quarter has four four-week periods.

    As described in Note 5 to the consolidated financial statements, the Company changed its method of accounting for spare parts and supplies inventories during the fourth quarter of 1996. This change has been applied retroactively to January 1, 1996 and, accordingly, the first three quarters of 1996 have been restated. The cumulative effect of this change at January 1, 1996 was to increase net earnings by $3,006,000 or $2.02 per common share for the first quarter of 1996. In addition, the effect of this change in 1996, exclusive of the cumulative effect, was to increase net earnings and earnings per common share by $403,000 ($.27 per share), $190,000 ($.13 per share), and $195,000 ($.13 per share), respectively, for the first, second and third quarters of 1996. There was no effect on the fourth quarter of 1996. The pro forma effect of retroactive application of this new method would not materially affect the results of operations for any of the 1995 quarters.

    This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which may include statements concerning projection of revenues, income or loss, capital expenditures, capital structure or other financial items, statements regarding the plans and objectives of management for future operations, statements of future economic performance, statements of the assumptions underlying or relating to any of the foregoing statements and other statements which are other than statements of historical fact. These statements appear in a number of places in this Report and include statements regarding the intent, belief or current expectations of the Company and its management with respect to (i) the cost and timing of the completion of new or expanded facilities, (ii) the Company's financing plans, (iii) the Company's competitive position, (iv) the supply and price of feed stocks and other materials used by the Company, (v) the demand and price for the Company's products and services, or (vi) other trends affecting the Company's financial condition or results of operations. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially as a result of various factors. The accompanying information contained in this report including without limitation the information under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Letter to Stockholders" identifies important factors which could cause such differences.

Responsibility For Financial Statements

     The consolidated financial statements appearing in this annual report have been prepared by the Company in conformity with generally accepted accounting principles and necessarily include amounts based upon judgments with due consideration given to materiality.
     The Company relies on a system of internal accounting controls that is designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with Company policy and are properly recorded, and that accounting records are adequate for preparation of financial statements and other information. The concept of reasonable assurance is based on recognition that the cost of a control system should not exceed the benefits expected to be derived and that such evaluations require estimates and judgements. The design and effectiveness of the system are monitored by a professional staff of internal auditors.
     The consolidated financial statements have been audited by the independent accounting firm of KPMG Peat Marwick LLP, whose responsibility is to examine records and transactions and to gain an understanding of the system of internal accounting controls to the extent required by generally accepted auditing standards and render an opinion as to the fair presentation of the consolidated financial statements.
     The board of directors pursues its review of auditing, internal controls and financial statements through its audit committee, consisting of a majority of directors who are not employed by the Company. In the exercise of its responsibilities, the audit committee meets periodically with management, with the internal auditors and with the independent accountants to review the scope and results of examinations. Both the internal auditors and independent accountants have free access to the committee with or without the presence of management.

 Independent Auditors' Report

     We have audited the accompanying consolidated balance sheets of Seaboard Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Corporation and subsidiaries at December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.
     As discussed in Note 5 to the consolidated financial statements, the Company changed its method of accounting for spare parts and supplies inventories in 1996.

                                        KPMG Peat Marwick LLP
Kansas City, Missouri
March 3, 1997

                  Seaboard Corporation and Subsidiaries
                   Consolidated Statements of Earnings
             (Thousands of dollars except per share amounts)
                                             Years ended December 31,
                                       -------------------------------------
                                             1996        1995         1994
                                       -------------------------------------
Net sales                              $  1,464,362   $ 1,173,977  $ 983,804
Cost of sales and operating expenses      1,315,782     1,003,604    824,411
                                       ------------   -----------  ----------
     Gross income                           148,580       170,373    159,393
                                       ------------   -----------  ----------
Selling, general and administrative
  expenses                                  128,835       139,169    112,295
                                       ------------   -----------  ----------
     Operating income                        19,745        31,204     47,098

Income(loss) from foreign subsidiaries
  not consolidated                           (2,966)        2,035      3,113
                                       ------------   -----------  ----------
                                             16,779        33,239     50,211
                                       ------------   -----------  ----------
Other income (expense):
     Interest income                          9,095        11,506      9,704
     Interest expense                       (26,864)      (15,686)   (13,136)
     Miscellaneous                            1,292          (440)     2,352
                                       ------------   -----------  ----------
     Total other income (expense), net      (16,477)       (4,620)    (1,080)
                                       ------------   -----------  ----------
     Earnings before income taxes
      and cumulative effect of a
      change in accounting principle            302        28,619     49,131

Income tax (expense) benefit                  2,538        (8,417)   (13,930)
                                       ------------   -----------  ----------
     Earnings before cumulative
      effect of a change in
      accounting principle                    2,840        20,202     35,201

Cumulative effect of changing the
   accounting for inventories, net of
   income tax expense of $1,922               3,006         --         --
                                       ------------   -----------  ----------
      Net earnings                     $      5,846   $    20,202  $  35,201
                                       ============   ===========  ==========
Earnings per common share:
 Earnings before cumulative effect
   of a change in accounting
   principle                           $       1.91   $     13.58  $   23.67

 Cumulative effect of changing the
  accounting for inventories                   2.02           --         --
                                       ------------   -----------  ----------
Earnings per common share              $       3.93   $     13.58  $   23.67
                                       ============   ===========  ==========

See accompanying notes to consolidated financial statements.

                 Seaboard Corporation and Subsidiaries
             Consolidated Statements of Stockholders' Equity
             (Thousands of dollars except per share amounts)
              Years ended December 31, 1996, 1995 and 1994
                                                            Unrealized
                                                            Gain (Loss)
                            Common   Treasury  Additional   on Debt     Retained
                             Stock    Stock     Capital    Securities   Earnings
                            -------  --------  ----------  ----------   ---------
Balances, January 1, 1994   $ 1,790  $  (302)  $   4,440   $    -       $298,428

Capital contribution            -         -        8,774        -           -

Net unrealized loss on
  marketable debt
  securities, net of income
  tax benefit of $466           -         -           -        (764)        -

Net earnings                    -         -           -          -        35,201

Dividends on common stock
   ($1.00 per share)            -         -           -          -        (1,487)
                            -------  --------  ----------  ----------    ---------
Balances,December 31, 1994    1,790     (302)     13,214       (764)     332,142

Net unrealized gain on
  marketable debt
  securities, net of
  income tax expense
  of $616                       _         _          _        1,015          -

Net earnings                    -         -          -           -         20,202

Dividends on common stock
   ($1.00 per share)            -         -          -           -         (1,487)
                            -------  --------  ----------  ----------    ---------
Balances,December 31, 1995    1,790     (302)     13,214        251       350,857

Net unrealized loss on
  marketable debt
  securities, net of
  income tax benefit
  of $142                       -         -          -         (235)         _

Net earnings                    _         _          _           _          5,846

Dividends on common stock
  ($1.00 per share)             -         -          -           -         (1,487)
                            --------  --------  ----------  ---------    ---------
Balances,December 31, 1996  $  1,790  $  (302)  $  13,214   $     16     $355,216
                            ========  ========  ==========  =========    =========

See accompanying notes to consolidated financial statements.


                    Seaboard Corporation and Subsidiaries
                        Consolidated Balance Sheets
                          (Thousands of dollars)
                                                            December 31,
                                                   ----------------------------
                                                        1996          1995
                   Assets                          ------------    ------------
Current assets:
   Cash and cash equivalents                       $    11,467     $     5,529
   Short-term investments                               90,373         135,197
   Receivables:
    Trade                                              151,380         112,038
    Due from foreign subsidiaries not consolidated      37,995           7,317
    Other                                               14,357          15,442
                                                   ------------    ------------
                                                       203,732         134,797
    Allowance for doubtful receivables                 (19,448)        (17,088)
                                                   ------------    ------------
      Net receivables                                  184,284         117,709

   Inventories                                         185,701         112,843
   Deferred income taxes                                 7,224           8,231
   Prepaid expenses and deposits                        14,330          14,251
                                                   ------------    ------------
      Total current assets                             493,379         393,760

Investments in and advances to foreign
  subsidiaries not consolidated                         32,212          26,140

Net property, plant and equipment                      466,161         438,415

Other assets                                            12,933          19,817
                                                   ------------    ------------
Total Assets                                       $ 1,004,685     $   878,132
                                                   ============    ============

See accompanying notes to consolidated financial statements.
                    Seaboard Corporation and Subsidiaries
                           (Thousands of dollars)
                                                            December   31,
                                                   ----------------------------
         Liabilities and Stockholders' Equity           1996          1995
                                                   ------------    ------------
Current liabilities:
   Notes payable                                   $   150,157     $    33,815
   Current maturities of long-term debt                  6,900           7,011
   Accounts payable                                     72,398          75,749
   Accrued liabilities                                  43,587          44,745
   Accrued payroll                                      16,100          13,416
                                                   ------------    ------------
      Total current liabilities                        289,142         174,736
                                                   ------------    ------------
Long-term debt, less current maturities                297,719         297,440

Deferred income taxes                                   22,721          14,569

Other liabilities                                       25,169          25,577
                                                   ------------    ------------
      Total non-current and deferred liabilities       345,609         337,586
                                                   ------------    ------------
Commitments and contingent liabilities

Stockholders' equity:
   Common stock of $1 par value.  Authorized
     4,000,000 shares; issued 1,789,599 shares
     including 302,079 shares of treasury stock          1,790           1,790
   Shares held in treasury, at par value                  (302)           (302)
                                                   ------------    ------------
                                                         1,488           1,488
   Additional capital                                   13,214          13,214
   Unrealized gain on debt securities, net of
     income tax expense of $8 and $150 in 1996
     and 1995, respectively                                 16             251
   Retained earnings                                   355,216         350,857
                                                   ------------    ------------
      Total stockholders' equity                       369,934         365,810
                                                   ------------    ------------
Total Liabilities and Stockholders' Equity         $ 1,004,685     $   878,132
                                                   ============    ============

See accompanying notes to consolidated financial statements.

                   Seaboard Corporation and Subsidiaries
                   Consolidated Statements of Cash Flows
                          (Thousands of dollars)
                                                          Years ended December 31,
                                                  ------------------------------------------
                                                      1996           1995           1994
                                                  ------------   ------------   ------------
Cash flows from operating activities:
  Net earnings                                    $     5,846    $    20,202    $    35,201
  Adjustments to reconcile net earnings
     to cash from operating activities:
   Depreciation and amortization                       50,914         44,944         33,403
   Equity in (earnings) losses of non-
     consolidated foreign subsidiaries                  2,966         (2,035)        (3,113)
   Deferred income taxes                                9,159         (5,558)          (873)

  Changes in current assets and liabilities
     (net of businesses acquired):
   Receivables, net of allowance                      (66,575)       (13,014)       (11,981)
   Inventories                                        (72,858)       (39,600)        (2,282)
   Prepaid expenses and deposits                          (79)        (6,546)           669
   Current liabilities exclusive of debt               (1,825)        46,889         (2,160)
   Other, net                                            (310)        (3,037)         1,420
                                                  ------------   ------------   ------------
      Net cash from operating activities              (72,762)        42,245          50,284
                                                  ------------   ------------   ------------
Cash flows from investing activities:
  Purchase of investments                            (327,020)      (691,590)       (814,399)
  Proceeds from the sale of investments               300,265        423,358         602,580
  Proceeds from maturity of investments                71,202        309,331         251,826
  Capital expenditures                               (110,491)      (229,499)        (87,583)
  Investments and advances to foreign
    subsidiaries not consolidated                      (6,476)         6,349           1,180
  Proceeds from the sale of equipment                  31,831          4,711           4,547
  Notes receivable                                        719          1,300          (2,655)
  Acquisition of businesses                               --          (3,500)           (180)
                                                  ------------   ------------   -------------
      Net cash from investing activities              (39,970)      (179,540)        (44,684)
                                                  ------------   ------------   -------------
Cash flows from financing activities:
   Notes payable to banks, net                        116,342         13,239           4,521
   Proceeds from issuance of long-term debt            10,000        142,471          12,202
   Principal payments of long-term debt               (12,394)       (19,094)        (34,851)
   Deferred grant revenue                                 350          3,927           8,073
   Dividends paid                                      (1,487)        (1,487)         (1,487)
   Capital contribution                                   --             --            8,774
   Bond construction fund                               5,859         (1,005)         (5,169)
                                                  ------------   ------------   -------------
      Net cash from financing activities              118,670        138,051          (7,937)
                                                  ------------   ------------   -------------
Net increase (decrease) in cash and cash
   equivalents                                          5,938            756          (2,337)

Cash and cash equivalents at beginning of year          5,529          4,773           7,110
                                                  ------------   ------------   -------------
Cash and cash equivalents at end of year          $    11,467    $     5,529    $      4,773
                                                  ============   ============   =============

See accompanying notes to consolidated financial statements.


                   Seaboard Corporation and Subsidiaries
                Notes to Consolidated Financial Statements
                     December 31, 1996, 1995 and 1994

Note 1
Summary of Significant Accounting Policies
--------------------------------------------------------------------------

Operations of Seaboard Corporation and its Subsidiaries
-------------------------------------------------------
    Seaboard Corporation and its subsidiaries (the Company) is a diversified international agribusiness and transportation company which is primarily engaged in domestic poultry and pork production and processing, commodity merchandising, baking, flour milling and shipping. Overseas, the Company is primarily engaged in flour and feed milling, shrimp and produce farming and electric power generation.

Principles of Consolidation and Investment in Affiliates
--------------------------------------------------------
    The consolidated financial statements include the accounts of Seaboard Corporation and its wholly owned domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company's investments in minority-owned, non-controlled foreign subsidiaries are accounted for by the equity method.

Short-Term Investments
---------------------
    The short-term investments are retained for future use in the business and include time deposits, commercial paper, tax exempt bonds, corporate bonds and U.S. government obligations. All short-term investments held by the Company are categorized as available-for-sale and are reported at fair value with unrealized gains and losses reported, net of tax, as a separate component of stockholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income.

Inventories
-----------
    The Company uses the lower of last-in, first-out (LIFO) or market for determining cost for poultry and baking product inventories. Live hogs, dressed pork, produce, grain inventories held in milling operations, seafood, parts and supplies inventories are valued at the lower of first-in, first-out
(FIFO) cost or market.

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

Deferred Grant Revenue
----------------------
    Included in other liabilities at December 31, 1996 and 1995 is $11,974,000 and $12,000,000, respectively, of deferred grant revenue. Deferred grant revenue represents economic development funds contributed to the Company by government entities that are limited to construction of a hog processing facility in Guymon, Oklahoma. Deferred grants are being amortized to income over the life of the assets acquired with the funds.

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

Income Taxes
------------
    Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Earnings Per Common Share
-------------------------
    Earnings per common share are based upon the average shares outstanding during the period. Average shares outstanding were 1,487,520 for each of the three years ended December 31, 1996, 1995 and 1994, respectively.

Cash and Cash Equivalents
-------------------------
    For purposes of the consolidated statements of cash flows, the Company considers all demand deposits and overnight investments as cash equivalents. Included in accounts payable are outstanding checks in excess of cash balances of $20,820,000 and $28,117,000 at December 31, 1996 and 1995,
respectively.   The amounts paid for income taxes and interest are as
follows:

                                            Years ended December 31,
---------------------------------------------------------------------------
(Thousands of dollars)                       1996       1995         1994
---------------------------------------------------------------------------
Interest (net of amounts capitalized)    $  27,120    $  14,598   $  13,415
                                         =========    =========   =========
Income taxes                             $ (10,362)   $  25,384   $  14,464
                                         =========    =========   =========

See Note 6 for non-cash financing for an investment in foreign subsidiary not consolidated.

Foreign Currency
----------------
    The value of the U.S. dollar fluctuates in relation to the currencies of countries where the Company's foreign subsidiaries conduct business. These fluctuations result in exchange gains and losses. The activities of these foreign subsidiaries are primarily conducted with U.S. affiliates or they operate in hyper-inflationary environments. As a result, the Company translates the financial statements of foreign subsidiaries using the U.S. dollar as the functional currency. The gains and losses that result from remeasurement are reported in earnings and are not material for the years ended December 31, 1996, 1995 and 1994. Foreign currency exchange restrictions imposed upon the Company's wholly owned foreign subsidiaries and certain minority-owned foreign subsidiaries do not have a significant effect on the consolidated financial position of the Company.

Financial Instruments
---------------------
    The Company enters into interest rate exchange agreements which involve the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to hedge the effects of fluctuations in interest rates. The difference to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense. These agreements effectively convert variable-rate debt into fixed-rate debt.
    Gains and losses on termination of interest rate exchange agreements are deferred and recognized over the term of the underlying debt instrument as an adjustment to interest expense. At December 31, 1996 and 1995, net deferred gains on terminated interest rate exchange agreements were not material. In cases where there is no remaining underlying debt instrument, gains and losses on termination are recognized currently in miscellaneous income (expense). At December 31, 1996, the Company had no interest rate exchange agreements outstanding.
    During 1994, the Company terminated an interest rate exchange agreement with a notional principal amount of $30,000,000 that was initially considered to be an anticipatory hedge. The anticipated liability to be hedged was not incurred and, accordingly, deferral accounting was discontinued in the second quarter of 1994. Included in miscellaneous income for 1994 is a $2,911,000 gain related to settling this agreement.

Commodity Contracts
-------------------
    The Company enters into forward purchase contracts, futures and options to manage its exposure to price fluctuations in the commodity markets. These commodity instruments generally involve the anticipated purchase of feed grains and the sale of hogs. At December 31, 1996, the Company had net contracts to purchase 5.1 million bushels of grain and sell 146.5 million pounds of hogs.
    Gains and losses on commodity instruments designated as hedges and for which there is high correlation between changes in the value of the instrument and changes in the value of the hedged commodity are deferred and ultimately recognized in operations as part of the cost of the commodity. Gains and losses on qualifying hedges of firm commitments or probable anticipated transactions are also deferred and recognized as adjustments of the carrying amounts of the commodities when the hedged transaction occurs. Realized gains and losses on qualifying commodity instruments which were designated as hedges are deferred and are ultimately recognized as part of the measurement of the hedged transactions. Commodity instruments not qualifying as hedges for financial reporting purposes are marked to market and included in cost of sales and operating expenses in the consolidated statements of operations. At December 31, 1996 and 1995, the net deferred gain (loss) on commodity instruments was $(6,402,000) and $4,701,000, respectively, and is included in accrued liabilities in the consolidated balance sheets. Cash flows from commodity instruments are classified in the same category as cash flows from the hedged commodities in the consolidated statements of cash flows.

Note 2
Acquisitions
--------------------------------------------------------------------------
    In January 1995, the Company acquired for $3,500,000 all the outstanding common stock of a hatchery company which previously sold day old chicks to the Company's poultry operations.
    In January 1994, the Company acquired an additional 15% of the outstanding common stock of Atlantic Salmon (Maine), Limited Liability Company, for $180,000, bringing the total investment in the entity to 40%. The Company accounts for this investment using the equity method.
    None of these acquisitions would have significantly affected net earnings or earnings per share on a pro forma basis.

Note 3
Transactions with Parent Company
--------------------------------
      Seaboard Flour Corporation (the Parent Company) is the owner of 75.3% of the Company's outstanding common stock. At December 31, 1996 and 1995, the Company had a net receivable balance from the Parent Company of $53,000 and $2,207,000, respectively. Interest on receivables was charged at the prime rate during 1996, 1995 and 1994. For the years ended December 31, 1996, 1995 and 1994 net interest income amounted to $37,000, $275,000, and $217,000, respectively.
      During 1994 the Delaware Chancery Court approved the settlement of a stockholders' derivative action brought in 1990 against the Company and certain subsidiaries, the Parent Company and the directors of the Company at that time. Under the settlement, the Company received $10,800,000 from the Parent Company and the directors of which $2,026,000 was paid to the plaintiff's counsel. The settlement proceeds to the Company of $8,774,000 have been recorded as Contributed Capital in Stockholders' Equity.

Note 4
Short-Term Investments
----------------------
      The following is a summary of available-for-sale securities at December 31, 1996:
                                         Gross        Gross
                                       Unrealized   Unrealized
                            Amortized   Holding      Holding     Estimated
(Thousands of dollars)        Cost       Gains       Losses      Fair Value
-----------------------------------------------------------------------------
U.S. Treasury securities
and obligations of U.S.
government agencies        $   20,353      --             4        $ 20,349

Obligations of states and
political subdivisions         41,506      --            --          41,506

Other debt securities          28,490        28          --          28,518
-----------------------------------------------------------------------------
   Total debt securities   $   90,349        28           4        $ 90,373
=============================================================================

    The following is a summary of available-for-sale securities at December 31, 1995:

                                          Gross       Gross
                                       Unrealized   Unrealized
                            Amortized    Holding     Holding     Estimated
(Thousands of dollars)        Cost        Gains      Losses      Fair Value
-----------------------------------------------------------------------------
U.S. Treasury securities
and obligations of U.S.
government agencies        $   48,299       313          --        $ 48,612

Obligations of states and
political subdivisions         55,975        --          --          55,975

Other debt securities          30,522        88          --          30,610
-----------------------------------------------------------------------------
   Total debt securities   $  134,796       401          --       $ 135,197
=============================================================================

   Substantially all available-for-sale securities have contractual maturities within two years and are available to meet current operating needs. Included in other assets at December 31, 1996 and 1995 are $315,000 and $6,174,000, respectively, of unexpended bond proceeds held in trust that are invested in accordance with the bond issuance agreement. The cost of these investments approximates fair value.
      The gross realized gains on sales of available-for-sale securities totaled $143,000, $296,000 and $32,000 and the gross realized losses totaled $45,000, $174,000 and $404,000 for the years ended December 31, 1996, 1995 and 1994, respectively.


Note 5
Inventories
-----------
      During the fourth quarter of 1996, the Company changed its method of accounting for spare parts and supplies used in its poultry and pork processing operations, retroactively effective as of January 1, 1996. Previously, these spare parts and supplies were expensed when purchased.
Under the new method, such purchases will be recorded as inventory and charged to operations when used. Due to the growth of these inventories, primarily as a result of completion of the new pork processing plant in Oklahoma, the Company believes the new method is preferable as it provides a better matching of revenues and expenses. The cumulative effect of this accounting change at January 1, 1996 was to increase net income by $3,006,000 or $2.02 per common share. The effect of this accounting change was to increase income before cumulative effect of change in accounting principle by $788,000 or $.53 per common share for the year ended December 31, 1996. The pro forma effect of retroactive application of this new method of accounting would not materially affect the results of operations for the years ended December 31, 1995 and 1994.

A summary of inventories at the end of each year is as follows:

                                                           December 31,
------------------------------------------------------------------------------
   (Thousands of dollars)                              1996           1995
------------------------------------------------------------------------------
At lower of LIFO cost or market:
   Live poultry                                    $  27,610        $  26,442
   Dressed poultry                                    29,295           21,219
   Feed and baking ingredients, packaging
     supplies and other                                7,353            8,772
------------------------------------------------------------------------------
                                                      64,258           56,433
   LIFO allowance                                     (6,000)          (6,965)
------------------------------------------------------------------------------
    Total inventories at lower of LIFO cost
      or market                                       58,258           49,468
At lower of FIFO cost or market:
   Live hogs                                          68,409           28,626
   Grain, flour and feed                              30,461           19,551
   Crops in production, fertilizers and pesticides    10,097            7,639
   Dressed pork                                        4,709              166
   Other                                              13,767            7,393
------------------------------------------------------------------------------
    Total inventories at lower of FIFO cost
     or market                                       127,443           63,375
------------------------------------------------------------------------------
    Total inventories                              $ 185,701        $ 112,843
==============================================================================

     The use of the LIFO method increased net earnings in 1996 by $589,000 ($.40 per share), decreased net earnings in 1995 by $3,401,000 ($2.29 per share) and increased net earnings in 1994 by $1,515,000 ($1.02 per share). The increases in net earnings during 1996 and 1994 were primarily the result of declining purchase prices. If the FIFO method had been used, inventories would have been $6,000,000 and $6,965,000 higher than those reported at December 31, 1996 and 1995, respectively.

Note 6
Investments in and Advances to Foreign Subsidiaries Not Consolidated
--------------------------------------------------------------------
    The Company has made investments in and advances to minority-owned, non-controlled foreign flour milling, feed milling, sugar refining, polypropylene bag manufacturing, prefabricated residential and commercial construction and shrimp farming subsidiaries. The subsidiaries are located in Sierra Leone, Nigeria, Mozambique and Zaire in Africa and Argentina and Ecuador in South America, and are accounted for by the equity method. Certain of these subsidiaries operate under restrictions imposed by local governments which limit the Company's ability to have significant influence on their operations.
    These restrictions have resulted in a loss in value of these investments and advances that is other than temporary. The Company suspended the use of the equity method for these investments and recognized the impairment in value by a charge to earnings in years prior to 1994.
    In July 1996, the Company purchased for $8,800,000 a non-controlling interest in Ingenio y Refineria San Martin del Tabacal S.A. (Tabacal). Tabacal is an Argentinean company primarily engaged in growing and refining sugarcane and citrus production. The Company accounts for this investment using the equity method.
    In October 1996, the Company acquired for $4,600,000 a 50% interest in a flour mill located in Mozambique. The Company paid $1 million at closing with the balance to be paid in installments over the next six years. The Company accounts for this investment using the equity method.
    Sales of grain and supplies to non-consolidated foreign subsidiaries are included in consolidated net sales for the years ended December 31, 1996, 1995 and 1994, and amounted to $93,117,000, $29,585,000 and $16,255,000 respectively.
      Combined condensed financial information of the minority-owned, non-controlled, non-consolidated foreign subsidiaries for their fiscal periods ended within each of the Company's years ended are as follows:

                                                       December 31,
-----------------------------------------------------------------------------
(Thousands of dollars)                       1996         1995        1994
-----------------------------------------------------------------------------
Net sales                               $   191,600   $  139,209   $ 102,000

Net earnings                                 (6,089)       3,776       9,220

Total assets                                291,979      160,238     150,313

Total liabilities                           211,333       91,208      82,522

Total equity                            $    80,646   $   69,030   $  67,791
=============================================================================

Note 7

Property, Plant and Equipment
-----------------------------
   A summary of property, plant and equipment at the end of each year is as follows:
                                                       December 31,
-----------------------------------------------------------------------------
(Thousands of dollars)                          1996              1995
-----------------------------------------------------------------------------
Land and improvements                      $    47,022        $   36,799

Buildings and improvements                     163,153           127,405

Machinery and equipment                        398,887           315,564

Transportation equipment                        82,808           112,493

Office furniture and fixtures                   11,807            10,547

Construction in progress                         9,606            47,594
-----------------------------------------------------------------------------
                                               713,283           650,402
 Accumulated depreciation and amortization    (247,122)         (211,987)
-----------------------------------------------------------------------------
  Net property, plant and equipment        $   466,161        $  438,415
=============================================================================

   Approximately $855,000, $3,414,000 and $335,000 of interest costs were capitalized as part of property, plant and equipment in the years ended December 31, 1996, 1995 and 1994, respectively.

Note 8
Income Taxes
------------
Total income taxes for the years ended December 31, 1996, 1995 and 1994 differ from the amounts computed by applying the statutory U.S. Federal income tax rate to earnings before income taxes and cumulative effect of a change in accounting principle for the following reasons:

                                             Years ended December 31,
------------------------------------------------------------------------------
(Thousands of dollars)                        1996        1995       1994
------------------------------------------------------------------------------
Computed tax expense on earnings
  before income taxes and cumulative
  effect of a change in accounting
  principle                               $     105    $ 10,017     $  17,196
Adjustments to tax expense attributable
to:

Foreign tax differences                      (3,789)     (1,066)       (2,527)

Tax-exempt investment income                   (603)     (1,122)         (845)

State income taxes, net of Federal
benefit                                         820         475         1,134

Other                                           929         113        (1,028)
------------------------------------------------------------------------------
                                          $  (2,538)   $  8,417     $  13,930
==============================================================================

The components of total income taxes are as follows:
                                             Years Ended December 31,
------------------------------------------------------------------------------
(Thousands of dollars)                        1996        1995        1994
------------------------------------------------------------------------------
Current:
   Federal                                $ (12,450)   $ 13,498     $ 12,654

   State and local                              611       1,094        1,683

Deferred                                      9,301      (6,175)        (407)
------------------------------------------------------------------------------
Income tax expense (benefit)                 (2,538)      8,417       13,930

Cumulative effect of changing the
 accounting for inventories                   1,922          --           --

Stockholders' equity, for unrealized
 change in debt securities                    (142)         616         (466)
------------------------------------------------------------------------------
      Total income taxes                  $   (758)    $  9,033    $  13,464
==============================================================================
Components of the net deferred income tax liability at the end of each year are as follows :
                                                        December 31,
-----------------------------------------------------------------------------
(Thousands of dollars)                            1996              1995
-----------------------------------------------------------------------------
Deferred income tax liabilities:
   Cash basis farming adjustment             $    19,036       $    19,036

   Deferred earnings of foreign
     subsidiaries                                  2,218             4,133

   Depreciation                                   25,111             8,711

   Other                                           1,774             3,182
-----------------------------------------------------------------------------
                                                  48,139            35,062
-----------------------------------------------------------------------------
Deferred income tax assets:
   Reserves/accruals                              19,032            22,816

   Foreign losses                                  4,651             4,089

   Other                                          11,530             4,154
-----------------------------------------------------------------------------
                                                  35,213            31,059

   Valuation allowance                             2,571             2,335
-----------------------------------------------------------------------------
    Net deferred income tax liability        $    15,497       $     6,338
=============================================================================

      The valuation allowance represents accumulated losses on certain foreign subsidiaries that will not be recognized without future liquidation or sale of these subsidiaries.
      At December 31, 1996 and 1995, no provision has been made in the accounts for Federal income taxes which would be payable if the undistributed earnings of certain foreign subsidiaries were distributed to the Company since management has determined that the earnings are permanently invested in these foreign operations. Should such accumulated earnings be distributed, the resulting Federal income taxes would amount to approximately $28,000,000.

Note 9
Notes Payable and Long-Term Debt
--------------------------------
    Notes payable amounting to $150.2 million and $33.8 million at December 31, 1996 and 1995, respectively, consisted of obligations due banks within one year. At December 31, 1995, these funds were outstanding under the Company's short-term uncommitted credit lines from banks totaling $122 million. During 1996 the Company entered into new agreements and accordingly, at December 31, 1996 these funds are outstanding under the Company's one-year revolving credit facilities totaling $90 million and short-term uncommitted credit lines from banks totaling $115 million. Subsequent to year-end, the Company's one-year revolving credit facilities were increased to $160 million as a result of the extension of an existing facility and the establishment of a new facility.
    Weighted average interest rates on the notes payable were 6.11% and 6.22% at December 31, 1996 and 1995, respectively. These notes are unsecured and do not require compensating balances or fees.
    During 1996, the Company entered into a five-year $50 million revolving credit facility. Subsequent to year-end, the revolving credit facility was extended and reduced to $25 million. The Company is in the process of obtaining approximately $10 million of Adjustable Rate, Seven-Day Demand Exempt Facility Revenue Bonds.

    A summary of long-term debt at the end of each year is as follows:

                                                            December 31,
-----------------------------------------------------------------------------
(Thousands of dollars)                                   1996        1995
-----------------------------------------------------------------------------
Private placements:
   6.49% senior notes, due 2001 through 2005        $   100,000  $   100,000
   7.88% senior notes, due 2003 through 2007            125,000      125,000

Industrial Development Revenue Bonds (IDRB's),
   floating rates (4.60% -4.88% at December 31,
   1996) due through 2025                                52,900       52,900

Revolving credit facility, floating rate
   (5.95% at December 31, 1996) due 2001                 10,000          --

Bank notes, 6.43% floating, paid in 1996                    --        10,000

Term loan, 3.92%, due 1997                                5,700        6,000

Capital lease obligations and other                      11,019       10,551
-----------------------------------------------------------------------------
                                                        304,619      304,451
Current maturities of long-term debt                     (6,900)      (7,011)
-----------------------------------------------------------------------------
Long-term debt, less current maturities             $   297,719  $   297,440
=============================================================================

    Redemption of the IDRB's is assured under irrevocable bank letters of credit issued by major banks. Although those IDRB's mature between 2004 and 2025, the bonds are deemed to mature between 1998 and 2001, the years in which the bank letters of credit and committed extensions thereto expire. Poultry processing facilities, having a depreciated cost of $21,546,000 at December 31, 1996, secure certain bond issues.
    The terms of the note agreements pursuant to which the Senior Notes and the IDRB's were issued require, among other terms, the maintenance of certain ratios and minimum net worth, the most restrictive of which requires the ratio of consolidated funded debt to consolidated shareholders' equity, as defined, not to exceed .90 to 1, and the maintenance of consolidated tangible net worth, as defined, of not less than $250,000,000. The Company is in compliance with all restrictive debt covenants relating to the Senior Notes and IDRB's as of December 31, 1996.
    Annual maturities of long-term debt at December 31, 1996 are as follows:
$6,900,000 in 1997, $19,768,000 in 1998, $22,446,000 in 1999, $6,446,000 in
2000, $26,164,000 in 2001, and $222,895,000 thereafter.




Note 10
Fair Value of Financial Instruments
-----------------------------------
    The fair value of the Company's short-term investments is based on quoted market prices at the reporting date for these or similar investments. At December 31, 1996 and 1995 the fair value of the Company's short-term investments was $90,373,000 and $135,197,000, respectively, with an amortized cost of $90,349,000 and $134,796,000 at December 31, 1996 and 1995,
respectively.
    The fair value of long-term debt is determined by comparing interest rates for debt with similar terms and maturities. At December 31, 1996 and 1995 the fair value of the Company's long-term debt was $300,075,000 and $310,499,000, respectively, with a carrying value of $304,619,000 and $304,451,000 at December 31, 1996 and 1995, respectively.
    Other financial instruments consisting of cash and cash equivalents, net receivables, notes payable, and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of the instruments.

Note 11
Employee Benefits
-----------------
      The Company maintains defined benefit pension plans for its domestic salaried, clerical and poultry employees. The plans generally provide for normal retirement at age 65 and eligibility for participation after one year's service upon attaining the age of 21. The Company bases pension contributions on funding standards established by the Employee Retirement Income Security Act of 1974. Benefits are generally based upon the number of years of service and a percentage of final average pay. Plan assets are invested in equity securities, fixed income bonds and short-term cash equivalents. The net periodic pension cost of these plans was as follows:

                                             Years ended December 31,
-------------------------------------------------------------------------------
(Thousands of dollars)                        1996         1995        1994
-------------------------------------------------------------------------------
Service cost-benefits earned during
  the period                             $    1,874    $    1,303   $    1,532

Interest cost on projected benefit
  obligation                                  2,204         2,233        2,132

Actual return on assets                      (3,498)       (3,964)        (667)

Net amortization and deferral                 1,291         1,916       (1,281)
-------------------------------------------------------------------------------
      Net periodic pension cost          $    1,871    $    1,488   $    1,716
===============================================================================

  Assumptions used in determining pension information were:
                                                 Years ended December 31,
-------------------------------------------------------------------------------
                                              1996         1995        1994
-------------------------------------------------------------------------------
Expected long-term rate of return on
  assets                                   8.50-9.00%    8.50-9.00%  7.50-9.00%

Discount rate                                 7.75%         7.00%       8.75%

Long-term rate of increase in
  compensation levels                      4.25-4.50%    4.25-4.50%     5.00%
-------------------------------------------------------------------------------

      The funded status and accrued pension cost at December 31, 1996 and 1995 for all defined benefit plans is shown below:
                                                           December 31,
-------------------------------------------------------------------------------------------------
(Thousands of dollars)                        1996                             1995
-------------------------------------------------------------------------------------------------
                                Assets exceed     Accumulated     Assets exceed     Accumulated
                                 accumulated    benefits exceed    accumulated    benefits exceed
                                  benefits           assets         benefits           assets
-------------------------------------------------------------------------------------------------
Actuarial present value of
 value of benefit obligations:
  Vested benefit obligation       $ 19,978         $  6,728          $    965        $   26,932
  Nonvested benefit obligation       1,460               62                49             1,493
-------------------------------------------------------------------------------------------------
Accumulated benefit obligation      21,438            6,790             1,014            28,425

Effects of projected future
  compensation levels                1,767            1,111               579             3,599
-------------------------------------------------------------------------------------------------
Projected benefit obligation        23,205            7,901             1,593            32,024

Plan assets at fair value           24,224            5,584             1,163            24,682
-------------------------------------------------------------------------------------------------
Projected benefit obligation
  greater than (less than) plan
  assets                            (1,019)           2,317               430             7,342

Recognized minimum liability          --                387                --             1,184

Unrecognized net liability at
transition                          (1,298)             (39)               (8)           (1,534)

Unrecognized prior service cost      2,634             (544)               --             2,329

Unrecognized net gain (loss)         4,356             (915)               76            (2,992)
-------------------------------------------------------------------------------------------------
     Accrued pension cost         $  4,673         $  1,206          $    498        $    6,329
-------------------------------------------------------------------------------------------------

     The Company has non-qualified unfunded supplemental retirement plans for certain executive employees. Pension expense for these plans was $3,128,000, $3,073,000, and $2,760,000 for the years ended December 31, 1996, 1995 and
1994, respectively. Included in other liabilities at December 31, 1996 and 1995 is $10,347,000 and $9,064,000, respectively, representing the accrued benefit obligation for these plans.
      The Company maintains a defined contribution plan covering most of its domestic salaried and clerical employees. The Company contributes to the plan an amount equal to 100% of employee contributions up to a maximum of 3% of employee compensation. Employee vesting is based upon years of service with 20% vested after one year of service and an additional 20% vesting with each additional complete year of service. Contribution expense was $1,294,000, $1,265,000 and $1,051,000 for the years ended December 31, 1996,
1995 and 1994, respectively.

Note 12
Commitments and Contingencies
-----------------------------
    The Company leases various ships, facilities and equipment under noncancelable operating lease agreements. Rental expense for the operating leases amounted to $45,591,000, $40,521,000, and $34,457,000 in 1996, 1995
and 1994, respectively. Minimum lease commitments under noncancelable leases with initial terms greater than one year at December 31, 1996, were $38,563,000 for 1997, $25,001,000 for 1998, $14,888,000 for 1999, $14,296,000
for 2000, $9,067,000 for 2001 and $16,395,000 thereafter. It is expected that, in the ordinary course of business, leases will be renewed or replaced.
    The Company is a defendant in a pending arbitration proceeding and related litigation in Puerto Rico brought by the owner of a chartered barge and tug which were damaged by fire after delivery of the cargo. Damages of $47.6 million are alleged. The Company is vigorously defending the action and believes that it has no responsibility for the loss. The Company also believes that it would have a claim for indemnity if it were held liable for any loss.
    The Company is subject to various other legal proceedings related to the normal conduct of its business. In the opinion of management, none of these actions is expected to result in a judgment having a materially adverse effect on the consolidated financial statements of the Company.

Note 13
Segment Information
-------------------
    The Company principally operates in three business segments: food production and processing, commodity trading and milling and transportation. Corporate assets include cash, short-term investments, notes receivable, corporate equipment and other miscellaneous assets which are not related to a specific business segment. As described in Note 5, the Company changed its method of accounting for spare parts and supplies inventories in 1996. The effect of this change was to decrease the operating loss in the food production and processing segment in 1996 by $1,293,000. Business segment information for the years ended December 31, 1996, 1995 and 1994 is as follows:


-----------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)                          1996
-----------------------------------------------------------------------------------------------------------------------
                                     Food      Commodity                                  Unallocated
                                  Production    Trading                                     Corporate
                                      and         and                                      Items and
                                  Processing    Milling     Transportation     Other      Eliminations        Total
-----------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers   $  844,460     315,609        266,571        37,722          --       $    1,464,362

Intersegment sales                     --           --            3,717           --         (3,717)             --
-----------------------------------------------------------------------------------------------------------------------
Net sales                         $  844,460     315,609        270,288        37,722        (3,717)    $    1,464,362
=======================================================================================================================
Operating income (loss)           $   (3,920)     18,119          6,475         5,124        (6,053)            19,745
====================================================================================================
Loss from foreign subsidiaries
 not consolidated                                                                                               (2,966)

Interest income                                                                                                  9,095

Interest expense                                                                                               (26,864)

Other corporate income                                                                                           1,292
-----------------------------------------------------------------------------------------------------------------------
Earnings before income taxes
 and cumulative effect of changing
 the accounting for inventories                                                                         $          302
=======================================================================================================================
Identifiable assets               $  610,486     119,722         98,756        30,208           --             859,172
====================================================================================================
Corporate assets                                                                                               145,513
-----------------------------------------------------------------------------------------------------------------------
Total assets                                                                                            $    1,004,685
=======================================================================================================================
Depreciation and amortization     $   33,222       3,196         11,850         1,583         1,063     $       50,914
=======================================================================================================================
Capital expenditures              $   99,143       1,935          8,598            25           790     $      110,491
=======================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)                          1995
-----------------------------------------------------------------------------------------------------------------------
                                     Food      Commodity                                  Unallocated
                                  Production    Trading                                     Corporate
                                      and         and                                      Items and
                                  Processing    Milling     Transportation     Other      Eliminations        Total
-----------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers   $  652,537     207,987        277,130        36,323          --       $    1,173,977

Intersegment sales                      --         --             4,676           --         (4,676)             --
-----------------------------------------------------------------------------------------------------------------------
Net sales                         $  652,537     207,987        281,806        36,323        (4,676)    $    1,173,977
=======================================================================================================================
Operating income (loss)           $   10,121       8,462         16,936           980        (5,295)            31,204
====================================================================================================
Income from foreign subsidiaries
 not consolidated                                                                                                2,035

Interest income                                                                                                 11,506

Interest expense                                                                                               (15,686)

Other corporate expense                                                                                           (440)
-----------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                                            $       28,619
=======================================================================================================================
Identifiable assets               $  471,120      59,460        120,435        25,153           --             676,168
====================================================================================================
Corporate assets                                                                                               201,964
-----------------------------------------------------------------------------------------------------------------------
Total assets                                                                                            $      878,132
=======================================================================================================================
Depreciation and amortization     $   25,746       2,941         13,711         1,521         1,025     $       44,944
=======================================================================================================================
Capital expenditures (excluding
 acquisitions)                    $  192,246       1,228         34,136           965           924     $      229,499
======================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)                          1994
-----------------------------------------------------------------------------------------------------------------------
                                     Food      Commodity                                  Unallocated
                                  Production    Trading                                     Corporate
                                      and         and                                      Items and
                                  Processing    Milling     Transportation     Other      Eliminations        Total
-----------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers   $  638,251     107,399        210,632        27,522         --        $      983,804

Intersegment sales                      --          --            6,372          --          (6,372)              --
-----------------------------------------------------------------------------------------------------------------------
Net sales                         $  638,251     107,399        217,004        27,522        (6,372)    $      983,804
=======================================================================================================================
Operating income (loss)           $   10,663       8,620         29,195         2,895        (4,275)            47,098
====================================================================================================
Income from foreign subsidiaries
  not consolidated                                                                                               3,113

Interest income                                                                                                  9,704

Interest expense                                                                                               (13,136)

Other corporate income                                                                                           2,352
-----------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                                            $       49,131
=======================================================================================================================
Identifiable assets               $  274,673      42,634         86,928        28,580                          432,815
===================================================================================================
Corporate assets                                                                                               242,396
-----------------------------------------------------------------------------------------------------------------------
Total assets                                                                                            $      675,211
=======================================================================================================================
Depreciation and amortization     $   20,200       2,923          7,925         1,466           889     $       33,403
=======================================================================================================================
Capital expenditures (excluding
 acquisitions)                    $   61,917         688         23,107           635         1,236     $       87,583
=======================================================================================================================

     Export sales by geographic area are as follows:
                                                Years ended December 31,
--------------------------------------------------------------------------------
(Thousands of dollars)                        1996          1995         1994
--------------------------------------------------------------------------------
Africa                                     $ 145,486    $  85,915    $   50,900

Caribbean and South America                   63,853       43,494        36,525

Europe                                        41,811       20,628          --

Eastern Mediterranean                         33,502       37,405          --

Pacific Basin and Far East                    33,069        7,155         2,525

Other                                         24,923       28,449        17,779
--------------------------------------------------------------------------------
     Total export sales                    $ 342,644    $ 223,046    $  107,729
================================================================================

    At December 31, 1996 and 1995 the Company had approximately $51.0 million and $47.1 million of foreign receivables which represents more of a collection risk than the Company's domestic receivables. The Company believes that its allowance for doubtful receivables is adequate.

APPENDIX
SEABOARD CORPORATION AND SUBSIDIARIES
Graph data
Years ended December 31,
                                         1992         1993        1994       1995         1996
-------------------------------------------------------------------------------------------------
Summary of Selected Financial Data:

TOTAL ASSETS (THOUSANDS OF DOLLARS) $  485,121      647,332      675,211    878,132     1,004,685

STOCKHOLDERS' EQUITY (THOUSANDS OF
DOLLARS)                            $  269,581      304,356      346,080     365,810      369,934

EARNINGS BEFORE CUMULATIVE EFFECT OF
   ACCOUNTING CHANGE                $    20.89        16.73        23.67       13.58         1.91
CUMULATIVE EFFECT OF ACCOUNTING
CHANGE                                                 7.40                                  2.02
                                     ------------------------------------------------------------
EARNINGS PER COMMON SHARE (DOLLARS) $    20.89        24.13        23.67       13.58         3.93

Financial Summary:

CURRENT RATIO                           3.22:1       3.29:1       3.31:1      2.25:1       1.71:1

CAPITAL EXPENDITURES (THOUSANDS OF
DOLLARS)                            $   35,286       87,328       87,583     229,499      110,491

NET SALES (THOUSANDS OF DOLLARS)    $1,053,655    1,142,144      983,804   1,173,977    1,464,362

WORKING CAPITAL
(THOUSANDS OF DOLLARS)              $  209,811      280,466      259,521     219,024      204,237

DEPRECIATION AND AMORTIZATION
(THOUSANDS OF DOLLARS)                  29,601       34,429       33,403      44,944       50,914

NET EARNINGS(THOUSANDS OF DOLLARS)      31,075       35,891       35,201      20,202        5,846
