Form 10-K405/A, Exhibit 13
period 1996-12-31
SEABOARD CORP /DE/
filed 1997-04-09
CIK 88121

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


Quarterly Financial Data
(Unaudited)
Seaboard Corporation and Subsidiaries
-------------------------------------------------------------------------------
(Thousands of dollars          1st       2nd       3rd       4th     Total for
except per share amounts)    Quarter   Quarter   Quarter   Quarter   the Year
-------------------------------------------------------------------------------
1996
-------------------------------------------------------------------------------
Net sales                 $  297,631   330,503   350,739   485,489   1,464,362

Operating income          $  (12,170)   (3,668)    9,606    23,011      16,779

Net earnings              $   (7,706)   (4,149)    3,316    14,385       5,846

Earnings per common
    share                 $    (5.18)    (2.79)     2.23      9.67        3.93

Dividends per common
    share                 $      .25       .25       .25       .25        1.00

Market price range per common share:
                High      $      270       246 3/4   221       266
                Low       $      233       203       196       210
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
