Form 10-K405, Exhibit 13
period 1997-12-31
SEABOARD CORP /DE/
filed 1998-03-26
CIK 88121

Summary of Selected Financial Data
Seaboard Corporation and Subsidiaries
--------------------------------------------------------------------------------------------------
(Thousands of dollars except per share amounts)     Years ended December 31,
--------------------------------------------------------------------------------------------------
                                 1997            1996         1995          1994          1993
--------------------------------------------------------------------------------------------------
Net sales                    $ 1,780,333     $ 1,464,362    $ 1,173,977 $ 983,804     $ 1,142,144
==================================================================================================
Net earnings                 $    30,574     $     5,846    $    20,202 $  35,201     $    35,891
==================================================================================================
Earnings per common share    $     20.55     $      3.93    $     13.58 $   23.67     $     24.13
==================================================================================================
Total assets                 $ 1,124,385     $ 1,004,685    $   878,132 $ 675,211     $   647,332
==================================================================================================
Long-term debt               $   306,666     $   297,719    $   297,440 $ 177,666     $   194,506
==================================================================================================
Stockholders' equity         $   399,015     $   369,934    $   365,810 $ 346,080     $   304,356
==================================================================================================
Dividends per common share   $      1.00     $      1.00    $      1.00 $    1.00     $       .75
==================================================================================================

    In 1997, the Company retroactively adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share," which revised the calculation and presentation provisions regarding earnings per share. The adoption of this statement had no effect on previously reported earnings per common share. Basic and diluted earnings per share are the same for all periods presented.
    As described in Note 5 to the consolidated financial statements, the Company changed its method of accounting for spare parts and supplies inventories in 1996. The cumulative effect of this change at January 1, 1996 was to increase net earnings by $3,006,000 or $2.02 per common share. In addition, the net effect of this change in 1996, exclusive of the cumulative effect, was to increase net earnings by $788,000 or $.53 per common share.
    Included in net earnings and earnings per common share for the year ended December 31, 1993 is the cumulative effect of changing the method of accounting for income taxes. Net earnings was increased by $11,000,000 and earnings per common share increased by $7.40 to reflect this change. Net earnings and earnings per common share for the year ended December 31, 1993 also include the reversal of deferred taxes on undistributed earnings of certain foreign subsidiaries that management believes are permanently invested. Net earnings increased by $9,074,000 and earnings per common share increased by $6.10 as a result of this reversal of deferred taxes.


(Graphs omitted from this page, see appendix.)


Seaboard Corporation and Subsidiaries
Financial Summary

(Graphs omitted from this page, see appendix.)

Management's Discussion and Analysis

Liquidity and Capital Resources

------------------------------------------------------------------------------
(Dollars in millions)                  1997             1996             1995
------------------------------------------------------------------------------
Current ratio                         1.47:1           1.71:1           2.25:1
Working capital                 $      168.3    $       204.2    $       219.0
Cash from operating activities  $      121.1    $       (72.8)   $        42.2
Capital expenditures            $       85.5    $       110.5    $       229.5
Long-term debt, exclusive of
  current maturities            $      306.7    $       297.7    $       297.4
Total capitalization*           $      763.5    $       715.5    $       703.4
------------------------------------------------------------------------------
* Total capitalization is defined as stockholders' equity and noncurrent liabilities.

Cash provided by operating activities increased $193.9 million compared to 1996 primarily as a result of a large increase in current liabilities, smaller increases in accounts receivable and inventories, and an increase in net earnings during 1997 compared to 1996. The increase in current liabilities consists primarily of deferred revenues on incomplete voyages and various increases in other accrued liabilities. The smaller increase in receivables during 1997 was primarily the result of smaller increases in pork and poultry receivables and improved collections in the transportation and power divisions during 1997. The smaller increase in inventory was primarily a result of the pork division experiencing a larger build-up of hog inventories during 1996 than 1997.

The decline in cash provided by operating activities of $115.0 million in 1996 compared to 1995 was primarily attributable to lower earnings and increased inventories and receivables. Inventories increased primarily as a result of the expansion of the live hog herd and finished product at the pork processing plant, which began operating in December 1995, and higher priced feed raw materials. Inventories of dressed poultry also increased due to the timing of export sales. Inventories also increased $6.2 million as a result of the Company changing its method of accounting for spare parts and supplies used in its poultry and pork processing operations (see Note 5 to consolidated financial statements for further discussion). The increase in receivables was primarily related to increased sales of pork and poultry products and advances to foreign affiliates.

The Company invested $85.5 million in property, plant and equipment during 1997, of which $73.0 million was expended in the food production and processing segment, $9.4 million in the transportation segment and $3.1 million in other areas of the Company's business.

During 1997, the Company invested $31.9 million for the completion of previously planned hog farrowing and finishing facilities and improvements to the pork processing plant. The Company has announced plans to construct a second pork processing plant with a double shift capacity in excess of four million hogs annually. In addition, the Company plans to construct additional hog facilities, including two feed mills, to produce an additional two million hogs per year. Construction of live hog production facilities has begun in 1998 and is expected to be completed around the time the second processing plant commences operations, currently planned for 2001. The processing plant is expected to cost approximately $75 million with an additional $270 million for the live hog facilities. During 1998, approximately $64 million is expected to be spent on these expansion plans along with an additional $20 million for existing facilities. Approximately $65 million of the 1998 costs are expected to be financed through operating lease agreements. Management is currently evaluating alternative methods of implementing future expansion, including constructing additional company-owned facilities, utilizing contract growers and adding more leased facilities. Facilities constructed by the Company will be financed with internally generated cash or through the Company's additional borrowing capacity.

During 1997, the Company invested $37.2 million primarily to expand and convert the Athens, Georgia, poultry facility from retail tray-pack production to food service production and to add an additional cooking line at the Elberton, Georgia, poultry facility. During 1998, the Company anticipates spending $20 million to complete these expansions and make general upgrades to other poultry facilities. Management anticipates these expenditures will be financed by internally generated cash.

Other capital expenditures in the food production and processing segment for 1997 consisted of $3.9 million in general modernization and efficiency upgrades of plant and equipment.

Capital expenditures in the transportation segment during 1997 totaled $9.4 million for general replacement and upgrades of property and equipment.

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

In January 1998, the Company invested $2.5 million for a minority interest in a new limited liability company in Maine. The new company acquired the assets of an existing seafood company which processes and distributes prepackaged smoked seafood and related products, more fully integrating the Company's salmon business. The investment is being accounted for using the equity method.

During the fourth quarter of 1997, the Company won a bid to acquire up to a 50% interest in a flour mill in Lesotho for approximately $5 million. In addition, the Company, along with two partners in a consortium, won a bid to acquire an interest in a flour mill in Haiti. The Company will acquire a minority interest for approximately $4 million by investing in a joint venture, which will operate the flour mill in Haiti. These transactions are anticipated to close during the first half of 1998.
These investments will be accounted for using the equity method.

In October 1996, the Company acquired a 50% interest in a flour mill located in Mozambique for $4.6 million with $1 million paid at closing and the balance to be paid in installments over the next six years. The investment is being accounted for using the equity method.

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

In July 1996, the Company purchased for $8.8 million a non-controlling interest in Ingenio y Refineria San Martin del Tabacal S.A. (Tabacal). Tabacal is an Argentinean company primarily engaged in growing and refining sugarcane and citrus production for consumption in Argentina and for export. The investment is being accounted for using the equity method. As of December 31, 1997, net advances and non-voting investments totaled $67.6 million for improvements of existing operations, expanding sugarcane and citrus fields and working capital requirements. During the second quarter of 1997, the Company determined that these advances would not be repaid on a short-term basis and, accordingly, such advances are recorded as long-term investments in and advances to foreign affiliates at December 31, 1997. During the next year, the Company anticipates guaranteeing loans made to Tabacal by third parties and/or making additional advances to and/or non-voting investments in Tabacal of approximately $20 million.

During 1997, the Company's one-year revolving credit facilities were increased to $160 million as a result of the extension and increase of existing facilities and the establishment of a new facility. At December 31, 1997, the Company had $142.0 million outstanding under the one-year revolving credit facilities and $15.4 million outstanding under the short-term uncommitted credit lines totaling $114.5 million. Subsequent to year-end, the Company's one-year revolving credit facilities maturing in the first quarter of 1998 were extended for an additional year.

In the first quarter of 1997, the Company borrowed the proceeds of $10 million of Adjustable Rate, Seven-Day Demand Exempt Facility Revenue Bonds issued by the Oklahoma Development Finance Authority. These funds were used to finance certain costs associated with hog production facilities. In addition, the existing five-year revolving credit facility was extended and reduced from $50 million to $25 million.

Management intends to continue seeking opportunities for expansion in the industries in which it operates and believes that the Company's liquidity, capital resources and borrowing capabilities are adequate for its current and intended operations.

Results of Operations

Net sales totaled $1,780.3 million for the year ended December 31, 1997, an increase of $315.9 million compared to the year ended December 31, 1996. Operating income of $77.1 million for 1997 increased $57.4 million compared to 1996.

Net sales totaled $1,464.4 million for the year ended December 31, 1996, an increase of $290.4 million compared to the year ended December 31, 1995. Operating income of $19.7 million for 1996 decreased $11.5 million compared to 1995

Food Production and Processing Segment

---------------------------------------------------------------------------
(Dollars in millions)          1997         1996          1995
---------------------------------------------------------------------------
Net sales               $   1,117.6        844.5         652.5
Operating income        $      35.4         (3.9)         10.1
---------------------------------------------------------------------------

In 1997, net sales for the food production and processing segment increased $273.1 million compared to 1996 as a result of increased utilization of the pork processing plant during 1997. Operating income increased $39.3 million in 1997 compared to 1996 primarily as a result of efficiencies created by increased production at the pork processing plant and live hog production facilities and, to a lesser extent, lower grain prices. Management cannot predict whether grain prices will remain at current levels during the next year.

Net sales for the pork operations increased $297.3 million to $531.6 million in 1997 compared to 1996. This increase is primarily the result of increased sales of pork at the hog processing plant, which reached full single-shift capacity during the second half of 1996 and commenced double-shift operations during the second quarter of 1997. In addition, pork prices were higher for the majority of 1997 compared to 1996. Management expects continued increases in sales volume during 1998 as the hog processing plant operates for a full year at double-shift capacity. Gross income for the pork operations increased $51.2 million to $54.3 million in 1997 compared to 1996. This increase is primarily the result of increased utilization of the pork processing plant along with increased production and weight per hog at the hog production facilities. The anticipated increase in sales volume and related gross income for 1998 may be partially offset by lower pork prices. During the fourth quarter of 1997, pork prices declined primarily as a result of increased hog production in the United States and the impact of the Asian economic crisis on exports. Management anticipates that these lower pork prices will continue for the first part of 1998 and will have a negative effect on financial results during 1998 compared to 1997.

Net sales for the poultry operations decreased $25.1 million to $476.6 million and gross income decreased $7.0 million to $21.5 million in 1997 compared to 1996. These decreases were a result of downtime and start-up costs associated with converting the Company's largest plant, located in Athens, Georgia, from retail tray-pack to food service production. In addition, there was a general decrease in poultry markets, especially leg quarter prices, during 1997 compared to 1996. The decrease in gross income was partially offset by lower finished feed costs, primarily corn, and a reduction in packaging costs, primarily as a result of product mix. Management expects to complete the expansion of its further processing capacity in early 1998, which should increase sales during the next year. Management believes that these lower poultry markets will continue to have a negative effect on financial results during the first half of 1998 compared to 1997.

In 1996, net sales for the food production and processing segment increased $192.0 million compared to 1995 as a result of increased poultry and pork sales. Operating income for 1996 decreased $14.0 million compared to 1995 as a result of significantly higher grain prices during most of 1996. As described in Note 5 to the consolidated financial statements, the Company changed its method of accounting for spare parts and supplies inventories in 1996. The effect of this change was to decrease the operating loss in the food production and processing segment in 1996 by $1.3 million.

Net sales for the poultry division increased $43.1 million to $501.7 million in 1996 compared to 1995. The increase was primarily related to increased production resulting from expanded processing capacity and an increase in the average selling price of poultry products. The increased sales prices were partially attributable to higher poultry markets and changes in product mix. Gross income from poultry products decreased $26.6 million to $28.5 million in 1996 compared to 1995. The decrease in gross income was primarily related to higher finished feed costs.

Net sales within the pork operations increased $142.7 million to $234.3 million in 1996 compared to 1995. The increase is related to sales of pork as a result of the new hog processing plant reaching full single-shift capacity during 1996. The market hogs produced at the Company's live hog operations are slaughtered at the pork processing plant. The increase in sales was partially offset by a $56.1 million decrease in sales resulting from discontinuing the operations at the Albert Lea, Minnesota, pork processing plant in December 1995.

Gross income for the pork operations increased $6.7 million to $3.1 million in 1996 compared to 1995. The increase in gross income is primarily related to large increases in hog production and reaching full single-shift capacity at the new hog processing plant in 1996 along with the discontinuation of unprofitable operations at the Albert Lea plant in December 1995. The increase was partially offset by higher finished feed costs and start-up costs associated with the processing plant.

Commodity Trading and Milling Segment

--------------------------------------------------------------------------
(Dollars in millions)               1997        1996        1995
--------------------------------------------------------------------------
Net sales                      $   313.9       315.6       208.0
Operating income               $     9.3        18.1         8.5
--------------------------------------------------------------------------

Net sales from commodity trading and milling activities decreased $1.7 million in 1997 compared to 1996. This decrease is primarily the result of a decrease in commodity prices, mainly wheat and corn, sold in foreign markets partially offset by an increase in tonnage shipped. Operating income decreased $8.8 million in 1997 compared to 1996, primarily as a result of lower millfeed prices in foreign markets and increased reserves on certain foreign receivables.

Net sales from commodity trading and milling increased by $107.6 million in 1996 compared to 1995. The increase is primarily related to increased sales of wheat and other grains in foreign markets. Operating income from commodity trading increased by $9.6 million compared to 1995, primarily as a result of improved margins due to lower unit freight costs.


Transportation Segment

----------------------------------------------------------------------------
(Dollars in millions)               1997        1996        1995
----------------------------------------------------------------------------
Net sales                      $   313.0       266.6       277.1
Operating income               $    30.7         6.5        16.9
----------------------------------------------------------------------------

Net sales from containerized cargo operations increased $46.4 million and operating income increased $24.2 million in 1997 compared to 1996. These increases are primarily the result of increased unit cargo volumes shipped in certain markets that the Company serves and, to a lesser extent, modestly higher container rates. During 1996, container rates were under significant competitive pressure but stabilized and began to improve during the fourth quarter of 1996. Management cannot predict whether rates will continue to improve during the next year.

Net sales and operating income from containerized cargo operations decreased by $10.5 million and $10.4 million, respectively, in 1996 compared to 1995. The decrease in sales was primarily related to lower container rates resulting from increased competition in certain markets serviced by the Company compared to the same period one year earlier. The decrease in sales was partially offset by the increase in unit cargo volumes shipped. The decrease in operating income was partially offset by lower overhead expenses as a result of improving efficiency levels.

Other Operations

--------------------------------------------------------------------------
(Dollars in millions)               1997        1996        1995
--------------------------------------------------------------------------
Net sales                      $    35.8        37.7        36.3
Operating income               $     7.1         5.1         1.0
--------------------------------------------------------------------------

Net sales from other operations were almost unchanged in 1997 compared to 1996. Operating income increased by $2.0 million compared to 1996 as a result of improved collections on foreign receivables.

Net sales from other operations were almost unchanged in 1996 compared to 1995. Operating income increased by $4.1 million compared to 1995 as a result of a reduction in operating expenses resulting from lower maintenance costs in electric power generation and improved receivable collections.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (SG&A) totaled $142.0 million, $128.8 million and $139.2 million for the years ended December 31, 1997, 1996 and 1995, respectively. As a percent of revenues, SG&A decreased to 8.0% in 1997 compared to 8.8% in 1996 as a result of increased pork production and lower expenses in the transportation segment. The decrease in 1996 compared to 1995 reflects the Company's focus on cost controls, improved receivable collections, and start-up of pork processing operations.

Interest Income

Interest income totaled $6.1 million, $9.1 million and $11.5 million for the years ended December 31, 1997, 1996 and 1995, respectively. The decreases in 1997 and 1996 are primarily the result of a decrease in average invested funds.

Interest Expense

Interest expense totaled $31.1 million, $26.9 million and $15.7 million for the years ended December 31, 1997, 1996 and 1995, respectively. The increase during 1997 compared to 1996 was primarily a result of increased short-term borrowings during the year. The increase during 1996 compared to 1995 was primarily the result of increased short-term borrowings and the issuance of long-term debt in June 1995.

Income (Loss) from Foreign Affiliates

Income (loss) from foreign affiliates totaled $(8.7) million, $(3.0) million and $2.0 million for the years ended December 31, 1997, 1996 and 1995, respectively. The losses in 1997 and 1996 are primarily attributable to the operations of Tabacal, a non-controlling interest in which was acquired by the Company in July 1996. During 1997, losses increased from Tabacal primarily as a result of the costs of upgrading and expanding operations. Management plans for improved results in 1998 but expects continued losses during the next year as upgrading and expansion plans continue.

Income Tax Expense

The effective tax rate for 1997 decreased compared to 1996. This decrease was a result of increased permanently deferred foreign tax earnings during 1997 and the effect of certain other permanent differences on the increased level of income for 1997 compared to 1996. The difference in the effective tax rate for 1996 compared to 1995 is primarily related to the effect of certain permanent differences on the lower level of income for 1996 compared to 1995.

Derivative Financial Information

The Company enters into forward purchase and sale contracts, futures and options to manage its exposure to price fluctuations in the commodity markets. These commodity instruments generally involve the anticipated purchase of feed grains and the sale of hogs. At December 31, 1997, the Company had net contracts to purchase 20.2 million bushels of grain and there were no open contracts for hogs. Realized losses from commodity contracts reported in operating income for the years ended December 31, 1997 and 1996 were $1.6 million and $12.9 million, respectively.

From time to time, the Company enters into interest rate exchange agreements in the management of interest rate risk. These agreements effectively convert specifically identified variable rate debt into fixed rate debt. At December 31, 1997, the Company had interest rate exchange agreements in place effectively fixing the interest rate on $200 million of variable rate debt to a fixed weighted average rate of 6.3%. These contracts expire in 2007. The use of these types of contracts did not have a material effect on the 1997 and 1996 results of operations.

Other Financial Information

The Company is subject to various federal and state regulations regarding environmental protection and land use. Among other things, these regulations affect the disposal of livestock waste and corporate farming matters in general. Management believes it is in compliance with all such regulations. Laws and regulations in the states where the Company currently conducts its pork operations are becoming more restrictive. The State of Oklahoma has recently enacted a moratorium on the issuance of any further permits for pork facilities not yet operating. Under the present legislation, the moratorium will remain in effect for one year unless earlier repealed. The effect of the moratorium could be to delay the Company's expansion plans or to increase related development costs.
Future changes in environmental or corporate farming laws could affect the manner in which the Company operates its business and its cost structure.

The Company has completed an assessment of the impact of the Year 2000 on its computer systems, both hardware and software, and expects to complete addressing these issues, including all necessary testing, during 1998.
The Company currently believes that the remaining costs to complete addressing these issues will not be material to the Company's consolidated financial position, results of operations or cash flows. Such expenditures are being charged to expense as incurred.

The Company has not communicated with all of its significant suppliers to determine the extent to which the Company is vulnerable to failure of those third parties to remediate their own Year 2000 issues. The Company does not anticipate the cost of Year 2000 compliance by suppliers to be passed on to the Company. The Company does not believe that failure to address the Year 2000 issue by a third party on whom the Company's systems rely would have a material adverse effect on the Company.

In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." These statements, which are effective for periods beginning after December 15, 1997, expand or modify disclosures and, accordingly, will have no impact on the Company's reported financial position, results of operations or cash flows. The Company will adopt SFAS No. 130 during its first quarter of 1998. The Company will adopt SFAS No. 131 for the year ending December 31, 1998.

The Company does not believe its businesses have been materially adversely affected by general inflation.


Quarterly Financial Data
(Unaudited)
Seaboard Corporation and Subsidiaries
-------------------------------------------------------------------------------
(Thousands of dollars          1st       2nd       3rd       4th     Total for
except per share amounts)    Quarter   Quarter   Quarter   Quarter   the Year
-------------------------------------------------------------------------------
1997
-------------------------------------------------------------------------------
Net sales                 $  400,180   449,366   429,610   501,177   1,780,333

Operating income          $   16,120    24,209    23,234    13,512      77,075

Net earnings              $    5,336    10,505    10,508     4,225      30,574

Earnings per common
    share                 $     3.59      7.06      7.06      2.84       20.55

Dividends per common
    share                 $      .25       .25       .25       .25        1.00

Market price range per common share:
                High      $      268       292       316       453
                Low       $      230 1/4   247 1/2   264       309
===============================================================================

-------------------------------------------------------------------------------
1996
-------------------------------------------------------------------------------
Net sales                 $  297,631   330,503   350,739   485,489   1,464,362

Operating income          $   (7,242)   (3,668)    9,606    18,083      16,779

Net earnings              $   (7,706)   (4,149)    3,316    14,385       5,846

Earnings per common
    share                 $    (5.18)    (2.79)     2.23      9.67        3.93

Dividends per common
    share                 $      .25       .25       .25       .25        1.00

Market price range per common share:
                High      $      270       246 3/4   221       266
                Low       $      233       203       196       210
===============================================================================
    In 1997, the Company changed its accounting periods to four three-month quarters from three twelve-week periods and one sixteen-week period (fourth quarter of 1996).  Accordingly, the quarters for 1997 are not directly comparable to the quarters for 1996.
        In the fourth quarter of 1997, the Company retroactively adopted SFAS
No.128, "Earnings Per Share."  The adoption of this statement had no effect on previously reported earnings per common share.  Basic and diluted earnings are the same for all periods presented.
        As described in Note 5 to the consolidated financial statements, the
Company changed its method of accounting for spare parts and supplies inventories during the fourth quarter of 1996. The cumulative effect of this change at January 1, 1996 was to increase net earnings by $3,006,000 or $2.02 per common share for the first quarter of 1996.


    This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which may include statements concerning projection of revenues, income or loss, capital expenditures, capital structure or other financial items, statements regarding the plans and objectives of management for future operations, statements of future economic performance, statements of the assumptions underlying or relating to any of the foregoing statements and other statements which are other than statements of historical fact. These statements appear in a number of places in this Report and include statements regarding the intent, belief or current expectations of the Company and its management with respect to (i) the cost and timing of the completion of new or expanded facilities, (ii) the Company's financing plans,
(iii) the price of feed stocks and other materials used by the Company, (iv) the price for the Company's products and services, or (v) other trends affecting the Company's financial condition or results of operations. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially as a result of various factors. The accompanying information contained in this report including without limitation the information under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Letter to Stockholders" identifies important factors which could cause such differences.


Responsibility For Financial Statements

    The consolidated financial statements appearing in this annual report have been prepared by the Company in conformity with generally accepted accounting principles and necessarily include amounts based upon judgments with due consideration given to materiality.
    The Company relies on a system of internal accounting controls that is designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with Company policy and are properly recorded, and accounting records are adequate for preparation of financial statements and other information. The concept of reasonable assurance is based on recognition that the cost of a control system should not exceed the benefits expected to be derived and such evaluations require estimates and judgments. The design and effectiveness of the system are monitored by a professional staff of internal auditors.
    The consolidated financial statements have been audited by the independent accounting firm of KPMG Peat Marwick LLP, whose responsibility is to examine records and transactions and to gain an understanding of the system of internal accounting controls to the extent required by generally accepted auditing standards and render an opinion as to the fair presentation of the consolidated financial statements.
    The board of directors pursues its review of auditing, internal controls and financial statements through its audit committee, consisting of a majority of directors who are not employed by the Company. In the exercise of its responsibilities, the audit committee meets annually with management, with the internal auditors and with the independent accountants to review the scope and results of examinations. Both the internal auditors and independent accountants have free access to the committee with or without the presence of management.

Independent Auditors' Report

    We have audited the accompanying consolidated balance sheets of Seaboard Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.
    As discussed in Note 5 to the consolidated financial statements, the Company changed its method of accounting for spare parts and supplies inventories in 1996.

KPMG Peat
Marwick LLP
Kansas City, Missouri
March 6, 1998








                  Seaboard Corporation and Subsidiaries
                   Consolidated Statements of Earnings
             (Thousands of dollars except per share amounts)
                                             Years ended December 31,
                                       ------------------------------------------
                                             1997          1996          1995
                                       ------------------------------------------
Net sales                              $  1,780,333    $ 1,464,362   $ 1,173,977
Cost of sales and operating expenses      1,561,265      1,315,782     1,003,604
                                       -------------   ------------  ------------
     Gross income                           219,068        148,580       170,373

Selling, general and administrative
  expenses                                  141,993        128,835       139,169
                                       -------------   ------------  ------------
     Operating income                        77,075         19,745        31,204

Other income (expense):
     Interest income                          6,127          9,095        11,506
     Interest expense                       (31,108)       (26,864)      (15,686)
     Income (loss) from foreign
       affiliates                            (8,733)        (2,966)        2,035
     Miscellaneous                            1,221          1,292          (440)
                                       -------------   ------------  ------------
     Total other income (expense), net      (32,493)       (19,443)       (2,585)
                                       -------------   ------------  ------------
     Earnings before income taxes
      and cumulative effect of a
      change in accounting principle         44,582            302        28,619

Income tax (expense) benefit                (14,008)         2,538        (8,417)
                                       -------------   ------------  ------------
     Earnings before cumulative
      effect of a change in
      accounting principle                   30,574          2,840        20,202

Cumulative effect of changing the
   accounting for inventories, net of
   income tax expense of $1,922                --            3,006          --
                                       -------------   ------------  ------------
      Net earnings                     $     30,574    $     5,846   $    20,202
                                       =============   ============  ============
Earnings per common share:
 Earnings before cumulative effect
   of a change in accounting
   principle                           $      20.55    $      1.91   $     13.58

 Cumulative effect of changing the
  accounting for inventories                   --             2.02          --
                                       -------------   ------------  ------------
Earnings per common share              $      20.55    $      3.93   $     13.58
                                       =============   ============  ============

See accompanying notes to consolidated financial statements.

                 Seaboard Corporation and Subsidiaries
             Consolidated Statements of Stockholders' Equity
             (Thousands of dollars except per share amounts)
              Years ended December 31, 1997, 1996 and 1995
                                                           Unrealized
                                                           Gain (Loss)
                            Common   Treasury  Additional    on Debt   Retained
                             Stock    Stock     Capital    Securities  Earnings
                            -------  --------  ----------  ----------- ----------
Balances, January 1, 1995   $ 1,790  $  (302)  $  13,214   $   (764)   $ 332,142

Net unrealized gain on
  marketable debt
  securities, net of income
  tax expense of $616           _         _          _        1,015          -

Net earnings                    -         -          -           -        20,202

Dividends on common stock
   ($1.00 per share)            -         -          -           -        (1,487)
                            -------  --------  ----------  ----------  ----------
Balances,December 31, 1995    1,790     (302)     13,214        251      350,857

Net unrealized loss on
  marketable debt
  securities, net of
  income tax benefit
  of $142                       -         -          -         (235)         _

Net earnings                    _         _          _          _          5,846

Dividends on common stock
   ($1.00 per share)            -         -          -          -         (1,487)
                            -------  --------  ----------  ----------  -----------
Balances,December 31, 1996    1,790     (302)     13,214         16      355,216

Net unrealized loss on
  marketable debt
  securities, net of
  income tax benefit
  of $3                         -         -          -           (6)         _

Net earnings                    _         _          _          _         30,574

Dividends on common stock
  ($1.00 per share)             -         -          -          -         (1,487)
                            --------  --------  ----------  ---------  -----------
Balances,December 31, 1997  $  1,790  $  (302)  $  13,214   $    10    $ 384,303
                            ========  ========  ==========  =========  ===========

See accompanying notes to consolidated financial statements.


                    Seaboard Corporation and Subsidiaries
                        Consolidated Balance Sheets
                          (Thousands of dollars)
                                                            December 31,
                                                   ----------------------------
                                                        1997          1996
                   Assets                          ------------    ------------
Current assets:
   Cash and cash equivalents                       $     8,552     $    11,467
   Short-term investments                              108,744          90,373
   Receivables:
    Trade                                              169,990         151,380
    Due from foreign affiliates                         16,041          37,995
    Other                                               10,267          14,357
                                                   ------------    ------------
                                                       196,298         203,732
    Allowance for doubtful receivables                 (20,658)        (19,448)
                                                   ------------    ------------
      Net receivables                                  175,640         184,284

   Inventories                                         211,024         185,701
   Deferred income taxes                                 9,730           7,224
   Prepaid expenses and deposits                        15,545          14,330
                                                   ------------    ------------
      Total current assets                             529,235         493,379

Investments in and advances to foreign
  affiliates                                            93,668          32,212

Net property, plant and equipment                      486,373         466,161

Other assets                                            15,109          12,933
                                                   ------------    ------------
Total Assets                                       $ 1,124,385     $ 1,004,685
                                                   ============    ============

See accompanying notes to consolidated financial statements.
                    Seaboard Corporation and Subsidiaries
                        Consolidated Balance Sheets
                           (Thousands of dollars)
                                                            December   31,
                                                   ----------------------------
         Liabilities and Stockholders' Equity           1997          1996
                                                   ------------    ------------
Current liabilities:
   Notes payable to banks                          $   157,445     $   150,157
   Current maturities of long-term debt                  6,843           6,900
   Accounts payable                                     78,805          72,398
   Accrued liabilities                                  55,520          34,586
   Deferred revenues                                    42,958           9,001
   Accrued payroll                                      19,331          16,100
                                                   ------------    ------------
      Total current liabilities                        360,902         289,142
                                                   ------------    ------------
Long-term debt, less current maturities                306,666         297,719

Deferred income taxes                                   27,943          22,721

Other liabilities                                       29,859          25,169
                                                   ------------    ------------
      Total non-current and deferred liabilities       364,468         345,609
                                                   ------------    ------------
Commitments and contingent liabilities

Stockholders' equity:
   Common stock of $1 par value.  Authorized
     4,000,000 shares; issued 1,789,599 shares
     including 302,079 shares of treasury stock          1,790           1,790
   Shares held in treasury                                (302)           (302)
                                                   ------------    ------------
                                                         1,488           1,488
   Additional capital                                   13,214          13,214
   Unrealized gain on debt securities, net of
     income tax expense of $5 and $8 in 1997
     and 1996, respectively                                 10              16
   Retained earnings                                   384,303         355,216
                                                   ------------    ------------
      Total stockholders' equity                       399,015         369,934
                                                   ------------    ------------
Total Liabilities and Stockholders' Equity         $ 1,124,385     $ 1,004,685
                                                   ============    ============

See accompanying notes to consolidated financial statements.

                   Seaboard Corporation and Subsidiaries
                   Consolidated Statements of Cash Flows
                          (Thousands of dollars)
                                                          Years ended December 31,
                                                  ------------------------------------------
                                                      1997           1996           1995
                                                  ------------   ------------   ------------
Cash flows from operating activities:
  Net earnings                                    $    30,574    $     5,846    $    20,202
  Adjustments to reconcile net earnings
     to cash from operating activities:
   Depreciation and amortization                       56,896         50,914         44,944
   Equity in (earnings) losses of foreign
     affiliates                                         8,733          2,966         (2,035)
   Deferred income taxes                                2,719          9,301         (6,175)

  Changes in current assets and liabilities
     (net of businesses acquired):
   Receivables, net of allowance                      (19,711)       (66,575)       (13,014)
   Inventories                                        (25,323)       (72,858)       (39,600)
   Prepaid expenses and deposits                       (1,215)           (79)        (6,546)
   Current liabilities exclusive of debt               64,529         (1,825)        46,889
   Other, net                                           3,908           (452)        (2,420)
                                                  ------------   ------------   ------------
      Net cash from operating activities              121,110        (72,762)        42,245
                                                  ------------   ------------   ------------
Cash flows from investing activities:
  Purchase of investments                            (277,437)      (327,020)       (691,590)
  Proceeds from the sale of investments               193,303        300,265         423,358
  Proceeds from maturity of investments                65,754         71,202         309,331
  Capital expenditures                                (85,482)      (110,491)       (229,499)
  Investments and advances to foreign
    affiliates                                        (41,834)        (6,476)          6,349
  Proceeds from the sale of equipment                   7,872         31,831           4,711
  Notes receivable                                        163            719           1,300
  Acquisition of businesses                               --             --           (3,500)
                                                  ------------   ------------   -------------
      Net cash from investing activities             (137,661)       (39,970)       (179,540)
                                                  ------------   ------------   -------------
Cash flows from financing activities:
   Notes payable to banks, net                          7,288        116,342          13,239
   Proceeds from issuance of long-term debt            10,213         10,000         142,471
   Principal payments of long-term debt                (1,323)       (12,394)        (19,094)
   Deferred grant revenue                                 --             350           3,927
   Dividends paid                                      (1,487)        (1,487)         (1,487)
   Bond construction fund                              (1,055)         5,859          (1,005)
                                                  ------------   ------------   -------------
      Net cash from financing activities               13,636        118,670         138,051
                                                  ------------   ------------   -------------
Net increase (decrease) in cash and cash
   equivalents                                         (2,915)         5,938             756

Cash and cash equivalents at beginning of year         11,467          5,529           4,773
                                                  ------------   ------------   -------------
Cash and cash equivalents at end of year          $     8,552    $    11,467    $      5,529
                                                  ============   ============   =============

See accompanying notes to consolidated financial statements.



Seaboard Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 1997, 1996 and 1995

Note 1
Summary of Significant Accounting Policies
-------------------------------------------------------------------------------

Operations of Seaboard Corporation and its Subsidiaries
-------------------------------------------------------
        Seaboard Corporation and its subsidiaries (the Company) is a diversified international agribusiness and transportation company which is primarily engaged in domestic pork and poultry production and processing, commodity merchandising, baking, flour milling and shipping. Overseas, the Company is primarily engaged in flour and feed milling, shrimp and produce farming and electric power generation.

Principles of Consolidation and Investments in Affiliates
---------------------------------------------------------
        The consolidated financial statements include the accounts of Seaboard Corporation and its wholly owned domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company's investments in minority-owned, non-controlled foreign affiliates are accounted for by the equity method.

Short-Term Investments
----------------------
        The short-term investments are retained for future use in the business and include time deposits, commercial paper, tax-exempt bonds, corporate bonds and U.S. government obligations. All short-term investments held by the Company are categorized as available-for-sale and are reported at fair value with unrealized gains and losses reported, net of tax, as a separate component of stockholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income.

Inventories
-----------
        The Company uses the lower of last-in, first-out (LIFO) or market for determining cost for poultry and baking product inventories. Live hogs, dressed pork, produce, grain inventories held in milling operations, seafood, and parts and supplies inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

Property, Plant and Equipment
-----------------------------
        Property, plant and equipment are carried at cost and are being depreciated generally on the straight-line method over useful lives ranging from 3 to 45 years. Property, plant and equipment leases which are deemed to be installment purchase obligations have been capitalized and included in the property, plant and equipment accounts. Maintenance, repairs and minor renewals are charged to operations while major renewals and improvements are capitalized.

Deferred Grant Revenue
----------------------
        Included in other liabilities at December 31, 1997 and 1996 is $11,550,000 and $11,974,000, respectively, of deferred grant revenue. Deferred grant revenue represents economic development funds contributed to the Company by government entities that were limited to construction of a hog processing facility in Guymon, Oklahoma. Deferred grants are being amortized to income over the life of the assets acquired with the funds.

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


Impairment of Long-Lived Assets
-------------------------------
        Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Earnings Per Common Share
-------------------------
        Earnings per common share are based upon the average shares outstanding during the period. Average shares outstanding were 1,487,520 for each of the three years ended December 31, 1997, 1996 and 1995, respectively.
 In the fourth quarter of the year ended December 31, 1997, the Company retroactively adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which revised the calculation and presentation provisions of Accounting Principles Board Opinion No. 15 and related interpretations. The adoption of this statement had no effect on the previously reported earnings per share. Basic and diluted earnings per share are the same for all periods presented.


Cash and Cash Equivalents
-------------------------
        For purposes of the consolidated statements of cash flows, the Company considers all demand deposits and overnight investments as cash equivalents. Included in accounts payable are outstanding checks in excess of cash balances of $22,487,000 and $20,820,000 at December 31, 1997 and 1996, respectively.
  The amounts paid (received) for income taxes and interest are as follows:


                                            Years ended December 31,
---------------------------------------------------------------------------
(Thousands of dollars)                       1997       1996         1995
---------------------------------------------------------------------------
Interest (net of amounts capitalized)    $  30,284    $  27,120   $  14,598
                                         =========    =========   =========
Income taxes                             $  (6,817)   $ (10,362)  $  25,384
                                         =========    =========   =========

See Note 6 for non-cash financing for an investment in foreign affiliates.


Foreign Currency
----------------
          The Company has operations in and transactions with customers in a number of foreign countries. The currencies of the countries fluctuate in relation to the U.S. dollar. Most of the Company's major contracts and transactions, however, are denominated in U.S. dollars. In addition, the value of the U.S. dollar fluctuates in relation to the currencies of countries where the Company's foreign subsidiaries and affiliates conduct business. These fluctuations result in exchange gains and losses. The activities of these foreign subsidiaries and affiliates are primarily conducted with U.S. affiliates or they operate in hyper-inflationary environments. As a result, the Company translates the financial statements of foreign subsidiaries using the U.S. dollar as the functional currency. The gains and losses that result from remeasurement are reported in earnings and are not material for the years ended December 31, 1997, 1996 and 1995. Foreign currency exchange restrictions imposed upon the Company's wholly owned foreign subsidiaries and certain minority-owned foreign affiliates do not have a significant effect on the consolidated financial position of the Company.

Financial Instruments
---------------------
          The Company enters into interest rate exchange agreements which involve the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to hedge the effects of fluctuations in interest rates. The difference to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense. These agreements effectively convert specifically identified, variable-rate debt into fixed-rate debt.
          Gains and losses on termination of interest rate exchange agreements are deferred and recognized over the term of the underlying debt instrument as an adjustment to interest expense. At December 31, 1997 and 1996, net deferred gains on terminated interest rate exchange agreements were not material. In cases where there is no remaining underlying debt instrument, gains and losses on termination are recognized currently in miscellaneous income (expense). See
Note 9 for a description of outstanding interest exchange rate agreements.


Commodity Contracts
-------------------
        The Company enters into forward purchase and sale contracts, futures and options to manage its exposure to price fluctuations in the commodity markets. These commodity instruments generally involve the anticipated purchase of feed grains and the sale of hogs. At December 31, 1997, the Company had net contracts to purchase 20.2 million bushels of grain and there were no open contracts for hogs.
          Gains and losses on commodity instruments designated as hedges and for which there is high correlation between changes in the value of the instrument and changes in the value of the hedged commodity are deferred and ultimately recognized in operations as part of the cost of the commodity.
Gains and losses on qualifying hedges of firm commitments or probable anticipated transactions are also deferred and recognized as adjustments of the carrying amounts of the commodities when the hedged transaction occurs. When a qualifying hedge is terminated or ceases to meet the specific criteria for use of hedge accounting, any deferred gains or losses through that date continue to be deferred. Commodity instruments not qualifying as hedges for financial reporting purposes are marked to market and included in cost of sales and operating expenses in the consolidated statements of earnings. At
December 31, 1997 and 1996, the net deferred loss on commodity instruments was $689,000 and $6,402,000, respectively, and is included in deferred revenues in the consolidated balance sheets. Cash flows from commodity instruments are classified in the same category as cash flows from the hedged commodities in the consolidated statements of cash flows.

Reclassifications
-----------------
        Certain 1996 and 1995 amounts have been reclassified to conform with the 1997 presentations.

Note 2
Acquisitions
-------------------------------------------------------------------------------
        In January 1995, the Company acquired for $3,500,000 all the outstanding common stock of a hatchery company which previously sold day old
chicks to the Company's poultry operations.   The acquisition did not
significantly affect net earnings or earnings per share on a pro forma basis.


Note 3
Transactions with Parent Company
-------------------------------------------------------------------------------
        Seaboard Flour Corporation (the Parent Company) is the owner of 75.3% of the Company's outstanding common stock. At December 31, 1997 and 1996, the Company had a net receivable balance from the Parent Company of $270,000 and $53,000, respectively. Interest on receivables is charged at the prime rate and for the years ended December 31, 1997, 1996 and 1995, amounted to $7,100, $37,000, and $275,000, respectively.


Note 4
Short-Term Investments
-----------------------------------------------------------------------------
      The following is a summary of available-for-sale securities at December 31, 1997:
                                         Gross        Gross
                                       Unrealized   Unrealized
                            Amortized   Holding      Holding     Estimated
(Thousands of dollars)        Cost       Gains       Losses      Fair Value
-----------------------------------------------------------------------------
U.S. Treasury securities
and obligations of U.S.
government agencies        $   27,309        12          --       $  27,321

Obligations of states and
political subdivisions         50,587      --            --          50,587

Other debt securities          30,833         3          --          30,836
-----------------------------------------------------------------------------
   Total debt securities   $  108,729        15          --       $ 108,744
=============================================================================

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
=============================================================================

   Substantially all available-for-sale securities have contractual maturities within two years and are available to meet current operating needs. Included in other assets at December 31, 1997 and 1996 are $1,371,000 and $315,000, respectively, of unexpended bond proceeds held in trust that are invested in accordance with the bond issuance agreement. The cost of these investments approximates fair value.
      The gross realized gains on sales of available-for-sale securities totaled $3,000, $143,000 and $296,000 and the gross realized losses totaled $14,000, $45,000 and $174,000 for the years ended December 31, 1997, 1996 and 1995, respectively.


Note 5
Inventories
-------------------------------------------------------------------------------
        During the fourth quarter of 1996, the Company changed its method of accounting for spare parts and supplies used in its poultry and pork processing operations, retroactively effective as of January 1, 1996. Previously, these spare parts and supplies were expensed when purchased. Under the new method, such purchases are recorded as inventory and charged to operations when used. Due to the growth of these inventories, primarily as a result of completion of the new pork processing plant in Oklahoma, the Company believes the new method is preferable as it provides a better matching of revenues and expenses. The cumulative effect of this accounting change at January 1, 1996 was to increase net earnings by $3,006,000 or $2.02 per common share. The net effect of this accounting change was to increase earnings before cumulative effect of change in accounting principle by $788,000 or $.53 per common share for the year ended December 31, 1996. The pro forma effect of retroactive application of this new method of accounting would not materially affect the results of operations for the year ended December 31, 1995.

A summary of inventories at the end of each year is as follows:

                                                           December 31,
------------------------------------------------------------------------------
   (Thousands of dollars)                              1997           1996
------------------------------------------------------------------------------
At lower of LIFO cost or market:
   Live poultry                                    $  27,116        $  27,610
   Dressed poultry                                    32,496           29,295
   Feed and baking ingredients, packaging
     supplies and other                                6,970            7,353
------------------------------------------------------------------------------
                                                      66,582           64,258
   LIFO allowance                                     (4,744)          (6,000)
------------------------------------------------------------------------------
    Total inventories at lower of LIFO cost
      or market                                       61,838           58,258
------------------------------------------------------------------------------
At lower of FIFO cost or market:
   Live hogs                                          76,484           68,409
   Grain, flour and feed                              37,575           30,461
   Crops in production, fertilizers and pesticides    11,166           10,097
   Dressed pork                                        8,388            4,709
   Other                                              15,573           13,767
------------------------------------------------------------------------------
    Total inventories at lower of FIFO cost
     or market                                       149,186          127,443
------------------------------------------------------------------------------
    Total inventories                              $ 211,024        $ 185,701
==============================================================================

     The use of the LIFO method increased net earnings in 1997 and 1996 by $766,000 ($.52 per share) and $589,000 ($.40 per share), respectively, and decreased net earnings in 1995 by $3,401,000 ($2.29 per share). The increases in net earnings during 1997 and 1996 were primarily the result of declining purchase prices. If the FIFO method had been used, inventories would have been $4,744,000 and $6,000,000 higher than those reported at December 31, 1997 and 1996, respectively.


Note 6
Investments in and Advances to Foreign Affiliates
-------------------------------------------------------------------------------
        The Company has made investments in and advances to minority-owned, non-controlled foreign flour milling, feed milling, sugar refining, polypropylene bag manufacturing, and shrimp farming affiliates. The affiliates are located in Democratic Republic of Congo, Mozambique, Nigeria and Sierra Leone in Africa, Argentina and Ecuador in South America and are accounted for by the equity method.
        The Company's investments in foreign affiliates are primarily carried at the Company's equity in the underlying net assets of each subsidiary. Certain of these foreign affiliates operate under restrictions imposed by local governments which limit the Company's ability to have significant influence on their operations. These restrictions have resulted in a loss in value of these investments and advances that is other than temporary. The Company suspended the use of the equity method for these investments and recognized the impairment in value by a charge to earnings in years prior to 1995.
        In July 1996, the Company purchased for $8,800,000 a non-controlling interest in Ingenio y Refineria San Martin del Tabacal S.A. (Tabacal). Tabacal is an Argentinean company primarily engaged in growing and refining sugarcane and citrus production. The Company accounts for this investment using the equity method. At December 31, 1997, the Company has made net advances to and non-voting investments in Tabacal of $67,598,000 for improvements of existing operations, expanding sugarcane and citrus fields and working capital. During the second quarter of 1997, it was determined that these advances, including $28,355,000 at December 31, 1996, would not be repaid on a short-term basis and, accordingly, such advances are recorded as long-term investments in and advances to foreign affiliates at December 31, 1997.
        In October 1996, the Company acquired for $4,600,000 a non-controlling interest in a flour mill located in Mozambique. The Company paid $1,000,000 at closing with the balance to be paid in installments over the next six years. The Company accounts for this investment using the equity method.
        Sales of grain and supplies to non-consolidated foreign affiliates are included in consolidated net sales for the years ended December 31, 1997, 1996 and 1995, and amounted to $79,946,000, $83,007,000 and $29,585,000 respectively.
        Combined condensed financial information of the minority-owned, non-controlled, non-consolidated foreign affiliates for their fiscal periods ended within each of the Company's years ended are as follows:

                                                       December 31,
-----------------------------------------------------------------------------
(Thousands of dollars)                       1997         1996        1995
-----------------------------------------------------------------------------
Net sales                               $   208,340   $  191,600   $ 139,209

Net earnings (loss)                         (13,831)      (6,089)      3,776

Total assets                                240,511      215,512      83,771

Total liabilities                           193,094      157,484      37,359

Total equity                            $    47,417   $   58,028   $  46,412
=============================================================================

Note 7

Property, Plant and Equipment
------------------------------------------------------------------------------
   A summary of property, plant and equipment at the end of each year is as follows:
                                                       December 31,
-----------------------------------------------------------------------------
(Thousands of dollars)                          1997              1996
-----------------------------------------------------------------------------
Land and improvements                      $    49,031        $   47,022

Buildings and improvements                     173,031           163,153

Machinery and equipment                        411,037           398,887

Transportation equipment                        84,614            82,808

Office furniture and fixtures                   13,604            11,807

Construction in progress                        39,971             9,606
-----------------------------------------------------------------------------
                                               771,288           713,283
 Accumulated depreciation and amortization    (284,915)         (247,122)
-----------------------------------------------------------------------------
  Net property, plant and equipment        $   486,373        $  466,161
=============================================================================

   Approximately $184,000, $855,000 and $3,414,000 of interest costs were capitalized as part of property, plant and equipment in the years ended December 31, 1997, 1996 and 1995, respectively.

Note 8
Income Taxes
------------------------------------------------------------------------------
          Total income taxes for the years ended December 31, 1997, 1996 and 1995 differ from the amounts computed by applying the statutory U.S. Federal income tax rate to earnings before income taxes and cumulative effect of a change in accounting principle for the following reasons:

                                             Years ended December 31,
------------------------------------------------------------------------------
(Thousands of dollars)                        1997        1996       1995
------------------------------------------------------------------------------
Computed tax expense on earnings
  before income taxes and cumulative
  effect of a change in accounting
  principle                               $  15,604    $    105     $  10,017
Adjustments to tax expense attributable
to:

Foreign tax differences                         705      (3,789)       (1,066)

Tax-exempt investment income                   (621)       (603)       (1,122)

State income taxes, net of Federal
benefit                                         700         820           475

Other                                        (2,380)        929           113
------------------------------------------------------------------------------
                                          $  14,008    $ (2,538)    $   8,417
==============================================================================

The components of total income taxes are as follows:
                                             Years Ended December 31,
------------------------------------------------------------------------------
(Thousands of dollars)                        1997        1996        1995
------------------------------------------------------------------------------
Current:
   Federal                                $  10,810    $ (12,450)   $ 13,498

   State and local                              479          611       1,094

Deferred                                      2,719        9,301      (6,175)
------------------------------------------------------------------------------
Income tax expense (benefit)                 14,008       (2,538)      8,417

Cumulative effect of changing the
 accounting for inventories                      --        1,922          --

Stockholders' equity, for unrealized
 change in debt securities                       (3)        (142)        616
------------------------------------------------------------------------------
      Total income taxes                  $  14,005    $    (758)   $  9,033
==============================================================================
Components of the net deferred income tax liability at the end of each year are as follows :
                                                        December 31,
-----------------------------------------------------------------------------
(Thousands of dollars)                            1997              1996
-----------------------------------------------------------------------------
Deferred income tax liabilities:
   Cash basis farming adjustment             $    19,036       $    19,036

   Deferred earnings of foreign
     subsidiaries                                  1,688             2,218

   Depreciation                                   39,840            25,111

   Other                                             581             1,774
-----------------------------------------------------------------------------
                                                  61,145            48,139
-----------------------------------------------------------------------------
Deferred income tax assets:
   Reserves/accruals                              29,492            19,032

   Foreign losses                                  3,606             4,651

   Other                                          11,984            11,530
-----------------------------------------------------------------------------
                                                  45,082            35,213

   Valuation allowance                             2,150             2,571
-----------------------------------------------------------------------------
    Net deferred income tax liability        $    18,213       $    15,497
=============================================================================

        The Company believes that its future taxable income will be sufficient for full realization of the net deferred tax asset. The valuation allowance represents accumulated losses on certain foreign subsidiaries that will not be recognized without future liquidation or sale of these subsidiaries.
        At December 31, 1997 current income taxes payable totaled $7,422,000 and at December 31, 1996, current income taxes receivable totaled $4,000,000.
        At December 31, 1997 and 1996, no provision has been made in the accounts for Federal income taxes which would be payable if the undistributed earnings of certain foreign subsidiaries were distributed to the Company since management has determined that the earnings are permanently invested in these foreign operations. Should such accumulated earnings be distributed, the resulting Federal income taxes would amount to approximately $36,000,000.

Note 9
Notes Payable and Long-Term Debt
-------------------------------------------------------------------------------
          Notes payable amounting to $157,445,000 and $150,157,000 at December 31, 1997 and 1996, respectively, consisted of obligations due banks within one year. At December 31, 1996, these funds were outstanding under the Company's one-year revolving credit facilities totaling $90 million and short-term uncommitted credit lines from banks totaling $115 million. During 1997, the Company's one-year revolving credit facilities were increased to $160 million as a result of the extension of existing facilities and the establishment of a new facility. As of December 31, 1997, the Company's short-term uncommitted credit lines from banks totaled $114.5 million, less outstanding letters of credit commitments totaling $1.2 million. Subsequent to year-end, the Company's one-year revolving credit facilities maturing in the first quarter of 1998 were extended for an additional year. Weighted average interest rates on the notes payable were 6.63% and 6.11% at December 31, 1997 and 1996, respectively.
       During 1996, the Company entered into a five-year $50 million revolving credit facility. During 1997, the revolving credit facility was extended and reduced to $25 million. Also during 1997, the Company borrowed proceeds of $10 million of Adjustable Rate, Seven-Day Demand Exempt Facility Revenue Bonds.
        Notes payable, the revolving credit facilities and uncommitted credit lines from banks are unsecured and do not require compensating balances. Facility fees on these agreements are not material.

A summary of long-term debt at the end of each year is as follows:

                                                            December 31,
-----------------------------------------------------------------------------
(Thousands of dollars)                                   1997        1996
-----------------------------------------------------------------------------
Private placements:
   6.49% senior notes, due 2001 through 2005        $   100,000  $   100,000
   7.88% senior notes, due 2003 through 2007            125,000      125,000

Industrial Development Revenue Bonds (IDRB's),
   floating rates (4.25% -4.73% at December 31,
   1997) due through 2027                                62,900       52,900

Revolving credit facility, floating rate
   (6.14% at December 31, 1997) due 2002                 10,000       10,000

Term loan, 3.92%, due 1998                                5,700        5,700

Capital lease obligations and other                       9,909       11,019
-----------------------------------------------------------------------------
                                                        313,509      304,619
Current maturities of long-term debt                     (6,843)      (6,900)
-----------------------------------------------------------------------------
Long-term debt, less current maturities             $   306,666  $   297,719
=============================================================================

        Redemption of the IDRB's is assured under irrevocable bank letters of credit issued by major banks. Although those IDRB's mature between 2004 and 2027, the bonds are deemed to mature between 1999 and 2001, the years in which the bank letters of credit and committed extensions thereto expire. Poultry processing facilities, having a depreciated cost of $20,449,000 at December 31, 1997, secure certain bond issues.
        The terms of the note agreements pursuant to which the Senior Notes, IDRB's, Term Loan and revolving credit facilities were issued require, among other terms, the maintenance of certain ratios and minimum net worth, the most restrictive of which requires the ratio of consolidated funded debt to consolidated shareholders' equity, as defined, not to exceed .90 to 1, and the maintenance of consolidated tangible net worth, as defined, of not less than $250,000,000. The Company is in compliance with all restrictive debt covenants relating to these agreements as of December 31, 1997.
        At December 31, 1997, the Company had interest rate exchange agreements in place effectively fixing the interest rate on $200 million of variable rate debt to a fixed, weighted-average rate of 6.33%. These contracts expire in 2007. The Company monitors the risk of default by the counterparty and does not anticipate nonperformance. At December 31, 1996, the Company had no interest rate exchange agreements outstanding.
        Annual maturities of long-term debt at December 31, 1997 are as follows: $6,843,000 in 1998, $22,717,000 in 1999, $17,046,000 in 2000,
$55,661,000 in 2001, $20,873,000 in 2002, and $190,369,000 thereafter.

Note 10
Fair Value of Financial Instruments
-------------------------------------------------------------------------------
        The fair value of the Company's short-term investments is based on quoted market prices at the reporting date for these or similar investments.
At December 31, 1997 and 1996 the fair value of the Company's short-term investments was $108,744,000 and $90,373,000, respectively, with an amortized cost of $108,729,000 and $90,349,000 at December 31, 1997 and 1996,
respectively.
        The fair value of long-term debt is determined by comparing interest rates for debt with similar terms and maturities. At December 31, 1997 and 1996 the fair value of the Company's long-term debt was $316,746,000 and $300,075,000, respectively, with a carrying value of $313,509,000 and $304,619,000 at December 31, 1997 and 1996, respectively. The fair values of interest rate exchange agreements are obtained from dealer quotes. These values represent the estimated amount the Company would receive or pay to terminate the agreements. The Company would be required to pay an estimated $1,700,000 to terminate the exchange agreements at December 31, 1997.
        Other financial instruments consisting of cash and cash equivalents, net receivables, notes payable, and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of the instruments.


Note 11
Employee Benefits
-------------------------------------------------------------------------------
        The Company maintains defined benefit pension plans for its domestic salaried, clerical and poultry employees. The Company also sponsors non-qualified, unfunded supplemental executive plans. The plans generally provide for normal retirement at age 65 and eligibility for participation after one year's service upon attaining the age of 21. The Company bases pension contributions on funding standards established by the Employee Retirement Income Security Act of 1974. Benefits are generally based upon the number of years of service and a percentage of final average pay. Plan assets are invested in equity securities, fixed income bonds and short-term cash equivalents. The net periodic pension cost of these plans was as follows:

                                             Years ended December 31,
-------------------------------------------------------------------------------
(Thousands of dollars)                        1997         1996        1995
-------------------------------------------------------------------------------
Service cost-benefits earned during
  the period                             $    2,670    $    1,874   $    1,303

Interest cost on projected benefit
  obligation                                  2,403         2,204        2,233

Actual return on assets                      (4,121)       (3,498)      (3,964)

Net amortization and deferral                 1,491         1,291        1,916
-------------------------------------------------------------------------------
      Net periodic pension cost          $    2,443    $    1,871   $    1,488
===============================================================================

  Assumptions used in determining pension information were:
                                                 Years ended December 31,
-------------------------------------------------------------------------------
                                              1997         1996        1995
-------------------------------------------------------------------------------
Expected long-term rate of return on
  assets                                      8.75%      8.50-9.00%  8.50-9.00%

Discount rate                                 7.50%         7.75%       7.00%

Long-term rate of increase in
  compensation levels                      4.25-4.50%    4.25-4.50%  4.25-4.50%
-------------------------------------------------------------------------------

      The funded status and accrued pension cost at December 31, 1997 and 1996 for all defined benefit plans is shown below:
                                                           December 31,
-------------------------------------------------------------------------------------------------
(Thousands of dollars)                        1997                             1996
-------------------------------------------------------------------------------------------------
                                Assets exceed     Accumulated     Assets exceed     Accumulated
                                 accumulated    benefits exceed    accumulated    benefits exceed
                                  benefits           assets         benefits           assets
-------------------------------------------------------------------------------------------------
Actuarial present value of
 value of benefit obligations:
  Vested benefit obligation       $ 22,336         $  8,666          $ 19,978        $    6,728
  Nonvested benefit obligation       1,942              439             1,460                62
-------------------------------------------------------------------------------------------------
Accumulated benefit obligation      24,278            9,105            21,438             6,790

Effects of projected future
  compensation levels                2,671            1,618             1,767             1,111
-------------------------------------------------------------------------------------------------
Projected benefit obligation        26,949           10,723            23,205             7,901

Plan assets at fair value           26,514            5,877            24,224             5,584
-------------------------------------------------------------------------------------------------
Projected benefit obligation
  greater than (less than) plan
  assets                               435            4,846            (1,019)            2,317

Recognized minimum liability          --                931                --               387

Unrecognized net liability at
transition                          (1,151)            (249)           (1,298)              (39)

Unrecognized prior service cost      2,411             (479)            2,634              (544)

Unrecognized net gain (loss)         3,780           (1,620)            4,356              (915)
-------------------------------------------------------------------------------------------------
     Accrued pension cost         $  5,475         $  3,429          $  4,673        $    1,206
-------------------------------------------------------------------------------------------------

        During 1997, a new non-qualified, unfunded supplemental executive retirement plan was adopted amending and restating a previous plan. For disclosure purposes, the new plan is included in the 1997 section of the defined benefit table above while expenses and liabilities related to the prior plan are included in the 1996 and 1995 supplemental discussion below.
        The Company has certain individual, non-qualified, unfunded supplemental retirement agreements for certain executive employees. Pension expense for these plans was $574,000, $3,128,000, and $3,073,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Included in other liabilities at December 31, 1997 and 1996 is $8,903,000 and $10,347,000,
respectively, representing the accrued benefit obligation for these plans.
        The Company maintains a defined contribution plan covering most of its domestic salaried and clerical employees. The Company contributes to the plan an amount equal to 100% of employee contributions up to a maximum of 3% of employee compensation. Employee vesting is based upon years of service with 20% vested after one year of service and an additional 20% vesting with each additional complete year of service. Contribution expense was $1,466,000, $1,294,000 and $1,265,000 for the years ended December 31, 1997, 1996 and
1995, respectively.

Note 12
Commitments and Contingencies
-------------------------------------------------------------------------------
        The Company leases various ships, facilities and equipment under noncancelable operating lease agreements.
In addition, the Company is a party to a master lease program with a limited partnership which owns certain of the facilities used by the Company in connection with its hog production. This arrangement is accounted for as an operating lease. Under this arrangement, the Company has certain rights to acquire any or all of the leased properties at the conclusion of their respective lease terms at a price based on estimated fair market value of the property. In the event the Company does not acquire any property which it has ceased to lease, the Company has a limited obligation to the lessor for any deficiency between the amortized cost of the property and the price for which it is sold up to a specific amount.
        Rental expense for operating leases amounted to $50,436,000, $45,591,000, and $40,521,000 in 1997, 1996 and 1995, respectively. Minimum lease commitments under noncancelable leases with initial terms greater than one year at December 31, 1997, were $26,621,000 for 1998, $11,951,000 for
1999, $7,659,000 for 2000, $6,129,000 for 2001, $5,839,000 for 2002 and
$9,420,000 thereafter. It is expected that, in the ordinary course of business, leases will be renewed or replaced.
        The Company is a defendant in a pending arbitration proceeding and related litigation in Puerto Rico brought by the owner of a chartered barge and tug which were damaged by fire after delivery of the cargo. Damages of $47,600,000 are alleged. The Company is vigorously defending the action and believes that it has no responsibility for the loss. The Company also believes that it would have a claim for indemnity if it were held liable for any loss.
        The Company is subject to various other legal proceedings related to the normal conduct of its business. In the opinion of management, none of these actions is expected to result in a judgment having a materially adverse effect on the consolidated financial statements of the Company.


Note 13
Segment Information
-------------------------------------------------------------------------------
        The Company principally operates in three business segments: food production and processing, commodity trading and milling and transportation. Corporate assets include cash, short-term investments, notes receivable, corporate equipment and other miscellaneous assets which are not related to a specific business segment. As described in Note 5, the Company changed its method of accounting for spare parts and supplies inventories in 1996. The effect of this change was to decrease the operating loss in the food production and processing segment in 1996 by $1,293,000. Business segment information for the years ended December 31, 1997, 1996 and 1995 is as follows:

-----------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)                          1997
-----------------------------------------------------------------------------------------------------------------------
                                     Food      Commodity                                  Unallocated
                                  Production    Trading                                     Corporate
                                      and         and                                      Items and
                                  Processing    Milling     Transportation     Other      Eliminations        Total
-----------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers   $1,117,598     313,901        313,005        35,829           --      $    1,780,333

Intersegment sales                       --          --           4,794           --         (4,794)               --
-----------------------------------------------------------------------------------------------------------------------
Net sales                         $1,117,598     313,901        317,799        35,829        (4,794)    $    1,780,333
=======================================================================================================================
Operating income (loss)           $   35,367       9,254         30,672         7,144        (5,362)            77,075
====================================================================================================
Loss from foreign affiliates                                                                                    (8,733)

Interest income                                                                                                  6,127

Interest expense                                                                                               (31,108)

Other corporate income                                                                                           1,221
-----------------------------------------------------------------------------------------------------------------------
Earnings before income taxes
 and cumulative effect of changing
 the accounting for inventories                                                                         $       44,582
=======================================================================================================================
Identifiable assets               $  668,419     113,511        107,402        42,832           --             932,164
====================================================================================================
Corporate assets                                                                                               192,221
-----------------------------------------------------------------------------------------------------------------------
Total assets                                                                                            $    1,124,385
=======================================================================================================================
Depreciation and amortization     $   41,475       3,037          9,574         1,637         1,173     $       56,896
=======================================================================================================================
Capital expenditures              $   72,950       1,464          9,430         1,409           229     $       85,482
=======================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)                          1996
-----------------------------------------------------------------------------------------------------------------------
                                     Food      Commodity                                  Unallocated
                                  Production    Trading                                     Corporate
                                      and         and                                      Items and
                                  Processing    Milling     Transportation     Other      Eliminations        Total
-----------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers   $  844,460     315,609        266,571        37,722           --      $    1,464,362

Intersegment sales                       --          --           3,717           --         (3,717)               --
-----------------------------------------------------------------------------------------------------------------------
Net sales                         $  844,460     315,609        270,288        37,722        (3,717)    $    1,464,362
=======================================================================================================================
Operating income (loss)           $   (3,920)     18,119          6,475         5,124        (6,053)            19,745
====================================================================================================
Loss from foreign affiliates                                                                                    (2,966)

Interest income                                                                                                  9,095

Interest expense                                                                                               (26,864)

Other corporate income                                                                                           1,292
-----------------------------------------------------------------------------------------------------------------------
Earnings before income taxes
 and cumulative effect of changing
 the accounting for inventories                                                                         $          302
=======================================================================================================================
Identifiable assets               $  610,486     119,722         98,756        30,208           --             859,172
====================================================================================================
Corporate assets                                                                                               145,513
-----------------------------------------------------------------------------------------------------------------------
Total assets                                                                                            $    1,004,685
=======================================================================================================================
Depreciation and amortization     $   33,222       3,196         11,850         1,583         1,063     $       50,914
=======================================================================================================================
Capital expenditures              $   99,143       1,935          8,598            25           790     $      110,491
=======================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)                          1995
-----------------------------------------------------------------------------------------------------------------------
                                     Food      Commodity                                  Unallocated
                                  Production    Trading                                     Corporate
                                      and         and                                      Items and
                                  Processing    Milling     Transportation     Other      Eliminations        Total
-----------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers   $  652,537     207,987        277,130        36,323           --      $    1,173,977

Intersegment sales                       --          --           4,676           --         (4,676)               --
-----------------------------------------------------------------------------------------------------------------------
Net sales                         $  652,537     207,987        281,806        36,323        (4,676)    $    1,173,977
=======================================================================================================================
Operating income (loss)           $   10,121       8,462         16,936           980        (5,295)            31,204
====================================================================================================
Income from foreign affiliates                                                                                   2,035

Interest income                                                                                                 11,506

Interest expense                                                                                               (15,686)

Other corporate expense                                                                                           (440)
-----------------------------------------------------------------------------------------------------------------------
Earnings before income taxes
 and cumulative effect of changing
 the accounting for inventories                                                                         $       28,619
=======================================================================================================================
Identifiable assets               $  471,120      59,460        120,435        25,153           --             676,168
====================================================================================================
Corporate assets                                                                                               201,964
-----------------------------------------------------------------------------------------------------------------------
Total assets                                                                                            $      878,132
=======================================================================================================================
Depreciation and amortization     $   25,746       2,941         13,711         1,521         1,025     $       44,944
=======================================================================================================================
Capital expenditures (excluding
 acquisitions)                    $  192,246       1,228         34,136           965           924     $      229,499
======================================================================================================================

     Export sales by geographic area are as follows:
                                                Years ended December 31,
--------------------------------------------------------------------------------
(Thousands of dollars)                        1997          1996         1995
--------------------------------------------------------------------------------
Africa                                     $  82,997    $ 145,486    $   85,915

Caribbean and South America                  129,014       63,853        43,494

Europe                                        54,070       41,811        20,628

Eastern Mediterranean                         43,145       33,502        37,405

Pacific Basin and Far East                    98,071       33,069         7,155

Other                                         29,294       24,923        28,449
--------------------------------------------------------------------------------
     Total export sales                    $ 436,591    $ 342,644    $  223,046
================================================================================

    At December 31, 1997 and 1996 the Company had approximately $77,472,000 and $70,044,000 of foreign receivables, excluding receivables due from foreign affiliates, which represents more of a collection risk than the Company's domestic receivables. The Company believes that its allowance for doubtful receivables is adequate.

APPENDIX
SEABOARD CORPORATION AND SUBSIDIARIES
Graph data
Years ended December 31,
                                         1993         1994        1995       1996         1997
-------------------------------------------------------------------------------------------------
Summary of Selected Financial Data:

TOTAL ASSETS (THOUSANDS OF DOLLARS) $  647,332      675,211     878,132     1,004,685   1,124,385

STOCKHOLDERS' EQUITY (THOUSANDS OF
DOLLARS)                            $  304,356      346,080     365,810       369,934     399,015

EARNINGS BEFORE CUMULATIVE EFFECT OF
   ACCOUNTING CHANGE                $    16.73        23.67       13.58          1.91       20.55
CUMULATIVE EFFECT OF ACCOUNTING
CHANGE                                    7.40                                   2.02
                                     ------------------------------------------------------------
EARNINGS PER COMMON SHARE (DOLLARS) $    24.13        23.67       13.58          3.93       20.55

Financial Summary:

CURRENT RATIO                           3.29:1       3.31:1      2.25:1        1.71:1      1.47:1

CAPITAL EXPENDITURES (THOUSANDS OF
DOLLARS)                            $   87,328       87,583     229,499       110,491      85,482

NET SALES (THOUSANDS OF DOLLARS)    $1,142,144      983,804   1,173,977     1,464,362   1,780,333

WORKING CAPITAL
(THOUSANDS OF DOLLARS)              $  280,466      259,521     219,024       204,237     168,333

DEPRECIATION AND AMORTIZATION
(THOUSANDS OF DOLLARS)                  34,429       33,403      44,944        50,914      56,896

NET EARNINGS(THOUSANDS OF DOLLARS)      35,891       35,201      20,202         5,846      30,574
