Form 10-K405, Exhibit 13
period 1998-12-31
SEABOARD CORP /DE/
filed 1999-03-25
CIK 88121

Summary of Selected Financial Data

Seaboard Corporation and Subsidiaries



(Thousands of dollars except per share amounts)       Years ended December 31,

                               1998       1997      1996      1995       1994

Net sales                  $1,779,869 $1,780,333 $1,464,362 $1,173,977 $983,804

Net earnings               $   52,355 $   30,574 $    5,846 $   20,202 $ 35,201

Earnings per common share  $    35.20 $    20.55 $     3.93 $    13.58 $  23.67

Total assets               $1,233,134 $1,124,385 $1,004,685 $  878,132 $675,211

Long-term debt             $  329,469 $  306,666 $  297,719 $  297,440 $177,666

Stockholders' equity       $  449,792 $  399,015 $  369,934 $  365,810 $346,080

Dividends per common share $     1.00 $     1.00 $     1.00 $     1.00 $   1.00



    In December 1998, the Company sold its baking and flour mill operations in Puerto Rico, recognizing an after tax gain of $33,272,000 or $22.37 per common share.  See Note 2 to the consolidated financial statements for further discussion.

    As  described  in  Note 4 to the consolidated financial statements,  the

Company  changed  its  method of accounting for  spare  parts  and  supplies inventories  in 1996.  The cumulative effect of this change  at  January  1,

1996,  was to increase net earnings by $3,006,000 or $2.02 per common share.

In  addition,  the  net  effect of this change in  1996,  exclusive  of  the cumulative  effect,  was to increase net earnings by $788,000  or  $.53  per common share.




Management's Discussion and Analysis


Liquidity and Capital Resources

(Dollars in millions)                1998           1997             1996

Current ratio                       1.65:1         1.47:1           1.71:1
Working capital                   $  235.8          168.3            204.2
Cash  from  operating activities  $  100.8          121.1            (72.8)
Capital expenditures              $   45.5           85.5            110.5
Long-term debt, exclusive of
current maturities                $  329.5          306.7            297.7
Total capitalization*             $  852.0          763.5            715.5

* Total capitalization is defined as stockholders' equity and noncurrent liabilities.

Cash provided by operating activities for 1998 decreased $20.3 million compared to 1997. The decrease in cash flows was primarily related to changes in certain components of working capital and a decrease in net earnings, excluding the gain on disposition of businesses. Changes in components of working capital are primarily related to decreases in inventory and the timing of normal transactions for voyage settlements, trade payables and receivables. Within the Commodity Trading and Milling segment there were fewer voyages in transit at December 31, 1998 compared to December 31, 1997 resulting in a decrease in deferred revenue balances and a partially offsetting decrease in related grain inventories. In the Poultry segment, the sell-off of a previous build-up of poultry leg quarter inventories also contributed to the inventory decrease.

Cash provided by operating activities for 1997 increased $193.9 million compared to 1996 primarily as a result of a large increase in current liabilities, smaller increases in accounts receivable and inventories, and an increase in net earnings during 1997 compared to 1996. The increase in current liabilities consists primarily of deferred revenues on incomplete voyages and various increases in other accrued liabilities. The smaller increase in receivables during 1997 was primarily the result of smaller increases in pork and poultry receivables and improved collections in the Transportation and Power segments during 1997. The smaller increase in inventory was primarily a result of the Pork segment experiencing a larger build-up of hog inventories during 1996 than 1997.

The Company invested $45.5 million in property, plant and equipment during 1998, of which $18.6 million was expended in the Poultry segment, $16.3 in the Pork segment, $5.2 million in the Marine segment and $5.4 million in other businesses of the Company.

The Company invested $18.6 million in 1998 primarily for the completion of expansion projects at the Athens and Elberton, Georgia, poultry facilities. During 1999, the Company anticipates spending $55.0 million primarily to expand the Mayfield, Kentucky, and Chattanooga, Tennessee, poultry facilities and make general upgrades to other poultry facilities. Management anticipates these expenditures will be funded from internally generated cash.

The Company invested $16.3 million in 1998 primarily for improvements to the pork processing plant. The Company plans to invest $15.0 million in 1999 for general upgrades to the pork processing plant and continued expansion of hog production facilities. The Company previously disclosed plans to construct a second vertically integrated pork operation and is currently making arrangements to increase annual production to three million hogs. Management anticipates that this increase in hog production will primarily be accomplished through a combination of operating lease arrangements and third party contract growers. The timing of the remaining expansion plans has not been finalized.

Capital expenditures in the Marine segment during 1998 totaled $5.2 million for general replacement and upgrades of property and equipment. During 1999, the Company anticipates spending $11.9 million for the purchase of two vessels currently being chartered and for general replacement and upgrades of property and equipment.

Capital expenditures in all other segments for 1998 totaled $5.4 million in general modernization and efficiency upgrades of plant and equipment.

During 1997, the Company invested $85.5 million in property, plant and equipment. The Company invested $37.2 million in the Poultry segment primarily to expand and convert the Athens, Georgia, poultry facility from retail tray-pack production to foodservice production and to add an additional cooking line at the Elberton, Georgia, poultry facility. The Company invested $31.9 million in the Pork segment primarily for improvements to the pork processing plant. Capital expenditures in the Marine segment during 1997 totaled $9.0 million for general replacement and upgrades of property and equipment. Capital expenditures in all other segments for 1997 totaled $7.4 million in general modernization and efficiency upgrades of plant and equipment.

During 1998, the Company made $45.8 million in advances to and non-voting investments in Ingenio y Refineria San Martin del Tabacal S.A. (Tabacal) for working capital requirements, reduction of debt, general modernization, efficiency upgrades of plant and equipment and expansion of sugarcane fields. During 1999, the Company plans to invest $15.0 million in Tabacal for capital expenditures to upgrade existing facilities and equipment and to expand sugarcane fields.

Effective December 31, 1998, the Company obtained voting control over a majority of the capital stock of Tabacal. See Note 5 to the consolidated financial statements for further discussion. During the first half of 1999, management intends to increase the Company's ownership in Tabacal. The cost is not expected to be material.

On December 30, 1998, the Company completed the sale of its baking and flour milling businesses in Puerto Rico. These businesses were sold for $81.4 million and the assumption of $11.8 million of liabilities resulting in a gain of $54.5 million ($33.3 million after taxes). The proceeds from the sale consisted of approximately $72.4 million in cash and $9.0 million in notes receivable. See Note 2 to the consolidated financial statements for further discussion.

In November 1998, the Company purchased a milling business in Zambia by assuming liabilities of $10.2 million. In October 1998, the Company purchased a controlling interest in an existing Bulgarian winery by acquiring newly issued shares for $15.0 million. These acquisitions were accounted for using the purchase method and would not have significantly affected net earnings or earnings per share on a pro forma basis.

In July 1998, the Company completed the acquisition of a 50% interest in a flour mill in Lesotho for approximately $5.0 million. In June 1998, the Company, in a joint venture with two other partners, completed its acquisition of an interest in a flour mill in Haiti. The Company made an investment of $3.0 million for a minority interest in the joint venture, which in turn owns 70% of a Haitian company which owns the flour mill. These investments are being accounted for using the equity method.

In January 1998, the Company invested $2.5 million for a minority interest in a new limited liability company in Maine. The new company acquired the assets of an existing seafood company which processes and distributes smoked seafood and related products. The investment is being accounted for using the equity method.

During 1998, the Company extended committed, one-year revolving credit facilities totaling $160 million for an additional year. As discussed in Note 5 to the consolidated financial statements, as of December 31, 1998, the Company consolidated Tabacal. This consolidation resulted in an increase of $20 million in the Company's uncommitted lines of credit. At December 31, 1998, the Company had $142.4 million outstanding under the one-year revolving credit facilities totaling $160 million and $16.6 million outstanding under the short-term uncommitted credit lines totaling $120 million.

Subsequent to year-end, the Company's one-year revolving credit facilities totaling $145 million maturing in the first quarter of 1999 were increased to $153.3 million and extended for an additional year. In addition, the existing five-year revolving credit facility totaling $25 million was increased to $26.7 million.

As a result of the acquisitions in Bulgaria and Zambia, and the consolidation of Tabacal, long-term debt of $42.1 million was added to the Company's balance sheet. This long-term debt consisted of $18.3 million in current maturities of which $6.0 million was extinguished in 1998. Management anticipates the remaining current maturities will be paid from internally generated cash.

Management intends to continue seeking opportunities for expansion in the industries in which it operates and believes that the Company's liquidity, capital resources and borrowing capabilities are adequate for its current and intended operations.
Results of Operations

Net sales totaled $1,779.9 million for the year ended December 31, 1998, compared to sales of $1,780.3 million for the year ended December 31, 1997. Operating income of $68.4 million for 1998 decreased $8.7 million compared to 1997.

Net sales totaled $1,780.3 million for the year ended December 31, 1997, an increase of $315.9 million compared to the year ended December 31, 1996. Operating income of $77.1 million for 1997 increased $57.4 million compared to 1996.

As of December 31, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." Accordingly, certain 1997 and 1996 segment information below has been reclassified to conform with 1998 presentations. See Note 12 to the consolidated financial statements for further discussion of the adoption of SFAS 131.

Poultry Segment

(Dollars in millions)        1998          1997           1996
Net sales                 $  514.5        476.6          501.7
Operating income          $   33.3         (7.0)           2.1

Net sales increased $37.9 million to $514.5 million in 1998 compared to 1997. This increase is the result of an increase in sales volume and higher poultry prices. Sales volume increased in 1998 as a result of the operation for a full year of the new further processing cooking line at the Elberton, Georgia, plant which commenced operation in the second half of 1997. Domestic poultry prices increased in the second half of 1998 but were somewhat offset by the effect of the Russian economic crisis on certain export products, especially leg quarters. Although management cannot predict poultry prices, it is anticipated that prices will remain favorable during 1999, with the exception of leg quarters.

Operating income increased $40.3 million to $33.3 million in 1998 compared to 1997. This increase is primarily the result of significantly lower finished feed costs, improved sales prices and, to a lesser extent, uninterrupted operation of the Athens, Georgia, plant. During 1997, the Athens plant was shut down for one week to convert from retail tray-pack to foodservice production. This increase was somewhat offset by increases in further processing costs as a result of the change in sales mix. Although management cannot predict finished feed costs, it is anticipated that feed ingredient costs should continue to be favorable for most of 1999. Additional expansion activities at existing facilities during 1999 could have a short-term negative effect on financial results as construction may temporarily halt production.

Net sales decreased $25.1 million to $476.6 million and operating income decreased $9.1 million to $(7.0) million in 1997 compared to 1996. These decreases were a result of downtime and start-up costs associated with converting the Company's largest plant located in Athens, Georgia, from retail tray-pack to foodservice production. In addition, there was a general decrease in poultry markets, especially leg quarter prices, during 1997 compared to 1996. The decrease in operating income was partially offset by lower finished feed costs, primarily corn, and a reduction in packaging costs, primarily as a result of product mix.

Pork Segment

(Dollars in millions)        1998          1997           1996
Net sales                 $  500.4        531.6          234.3
Operating income          $   (1.1)        38.4          (13.0)

Net sales decreased $31.2 million to $500.4 million in 1998 compared to 1997. This decrease is the result of lower pork prices partially offset by an increase in sales volume. Lower sales prices for most pork products have resulted from an industry wide excess supply of live hogs and, to a lesser extent, pricing pressure from the Asian economic situation. The increase in sales volume is the result of the hog processing plant operating at double-shift production during all of 1998. The plant did not employ a second shift until part way through the second quarter of 1997. During the third quarter of 1998, the plant reached full capacity on a double-shift basis.
Operating income decreased $39.5 million to $(1.1) million in 1998 compared to 1997. This decrease is primarily the result of lower prices for finished pork products without a comparable decrease in the cost of production. This decrease was partially offset by an increase in the percentage of cheaper third party hogs processed compared to company raised hogs. Although management cannot predict pork prices, it is anticipated that market conditions will be more favorable to the Company during 1999 compared to 1998.

Net sales increased $297.3 million to $531.6 million in 1997 compared to 1996. This increase is primarily the result of increased sales of pork at the hog processing plant, which reached full single-shift capacity during the second half of 1996 and commenced double-shift operations during the second quarter of 1997. In addition, pork prices were higher for the majority of 1997 compared to 1996. Operating income increased $51.4 million to $38.4 million in 1997 compared to 1996. This increase is primarily the result of increased utilization of the pork processing plant along with increased production and weight per hog at the hog production facilities.

Marine Segment

(Dollars in millions)        1998          1997           1996
Net sales                 $  310.9        309.3          265.7
Operating income          $   17.4         27.3            4.2

Net sales increased $1.6 million to $310.9 million in 1998 compared to 1997. During the first half of 1998, the Company experienced higher cargo volumes in certain markets the Company serves. During the last half of 1998, cargo volumes and applicable cargo rates decreased primarily as a result of weakening economic conditions in certain South American markets the Company serves and, to a lesser extent, from trade disruptions relating to Hurricane Mitch in Central America during the fourth quarter of 1998.

Operating income decreased $9.9 million to $17.4 million in 1998 compared to 1997. This decrease is primarily a result of lower cargo volumes and rates during the last half of 1998, trade disruptions relating to Hurricane Mitch during the fourth quarter of 1998 and, to a lesser extent, an increase in various general and administrative costs. Management expects that these situations will continue to have a negative effect on financial results through at least the first half of 1999. A new U.S. shipping law, The Ocean Reform Act of 1998, will go into effect in May 1999 and will permit shipping companies to enter into unregulated confidential rate agreements with shippers. Management is not able to predict the impact of this new law on 1999 financial results.

Net sales increased $43.6 million to $309.3 million and operating income increased $23.1 million to $27.3 million in 1997 compared to 1996. These increases are primarily the result of increased unit cargo volumes shipped in certain markets that the Company serves and, to a lesser extent, modestly higher container rates. During 1996, container rates were under significant competitive pressure but stabilized and began to improve during the fourth quarter of 1996.

Commodity Trading and Milling Segment

(Dollars in millions)        1998          1997           1996
Net sales                 $  306.4        313.9          315.6
Operating income          $   10.5          9.5           17.7

Net sales decreased $7.5 million to $306.4 million in 1998 compared to 1997. This decrease is primarily the result of a decrease in commodity prices sold in foreign markets partially offset by an increase in tonnage sold. Operating income increased $1.0 million to $10.5 million in 1998 compared to 1997. This increase is primarily the result of increased income from operating certain mills in foreign countries.

Net sales decreased $1.7 million to $313.9 million in 1997 compared to 1996. This decrease is primarily the result of a decrease in commodity prices, mainly wheat and corn, sold in foreign markets partially offset by an increase in tonnage sold. Operating income decreased $8.2 million to $9.5 million in 1997 compared to 1996, primarily as a result of lower millfeed prices in foreign markets and increased reserves on certain foreign receivables.

Other Operations

(Dollars in millions)        1998          1997           1996
Net sales                 $  147.7        148.9          147.1
Operating income          $   10.6          9.8            8.8

Net sales from other operations were almost unchanged in 1998 compared to 1997. Operating income increased by $0.8 million in 1998 compared to 1997 primarily as a result of lower electric power generating costs and improved collections on foreign receivables partially offset by shrimp operation damages from Hurricane Mitch in Honduras. Net sales from other operations were almost unchanged in 1997 compared to 1996. Operating income increased by $1.0 million in 1997 compared to 1996 as a result of improved collections on foreign receivables.

As discussed in Note 2 to the consolidated financial statements, in late 1998 the Company sold its Puerto Rican baking business and acquired a winery in Bulgaria. In addition, Tabacal's results of operations will be accounted for on a consolidated basis commencing in 1999. Although management cannot predict future sugar prices, it is anticipated that market conditions will continue to have a negative effect on Tabacal resulting in losses in 1999. Management expects the overall result of these changes will be a decrease in sales and a significant decrease in operating income for Other Operations in 1999.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (SG&A) totaled $147.0 million, $142.0 million and $128.8 million for the years ended December 31, 1998, 1997 and 1996, respectively. As a percent of revenues, SG&A increased to 8.3% in 1998 compared to 8.0% in 1997 as a result of various cost increases in the Marine segment. As a percent of revenues, SG&A decreased to 8.0% in 1997 compared to 8.8% in 1996 as a result of increased pork production and lower expenses in the Marine segment.

Interest Income

Interest income totaled $7.1 million, $6.1 million and $9.1 million for the years ended December 31, 1998, 1997 and 1996, respectively. The increase in 1998 is primarily the result of an increase in average funds invested. The decrease in 1997 is primarily the result of a decrease in average invested funds.

Interest Expense

Interest  expense  totaled  $32.1 million,  $31.1  million  and  $26.9 million for the years ended December 31, 1998, 1997 and 1996, respectively. The increase during 1997 compared to 1996 was primarily a result of increased short-term borrowings during the year.

Loss from Foreign Affiliates

Loss from foreign affiliates totaled $(17.1) million, $(8.7) million and $(3.0) million for the years ended December 31, 1998, 1997 and 1996, respectively. These losses are primarily attributable to the operations of Tabacal. During 1998, losses increased from Tabacal as a result of lower sugar prices and planned operating efficiencies and harvest production levels not being realized. During 1997, losses increased from Tabacal primarily as a result of the costs of upgrading and expanding operations. As discussed above, Tabacal's results of operations will be consolidated for 1999 and, accordingly, the loss from foreign affiliates should decrease significantly.

Gain on Disposition of Businesses

On December 30, 1998, the Company completed the sale of its baking and flour milling businesses in Puerto Rico resulting in a pre-tax gain of $54.5 million ($33.3 million after taxes). See Note 2 to the consolidated financial statements for further discussion.

Miscellaneous Income

Miscellaneous income totaled $4.4 million, $1.2 million and $1.3 million for the years ended December 31, 1998, 1997 and 1996, respectively. The increase during 1998 is primarily the result of gains on the sale of fixed assets in the Marine segment as older, fully depreciated equipment was replaced in the normal course of business.

Income Tax Expense

In 1998, the effective tax rate increased to 39% compared to 31% in 1997. The increase is primarily attributable to an increase in loss from foreign affiliates for which no benefit is available. The effective tax rate for 1997 decreased compared to 1996. This decrease was a result of increased permanently deferred foreign tax earnings during 1997 and the effect of certain other permanent differences on the increased level of income for 1997 compared to 1996.

Other Financial Information

The Company is subject to various federal and state regulations regarding environmental protection and land use. Among other things, these regulations affect the disposal of livestock waste and corporate farming matters in general. Management believes it is in compliance with all such material regulations. Laws and regulations in the states where the Company currently conducts its pork operations are becoming more restrictive. Any future changes could delay the Company's expansion plans or increase related development costs. Future changes in environmental or corporate farming laws could affect the manner in which the Company operates its business and its cost structure.

During the second quarter of 1998 the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and all hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities at their fair values. Accounting for changes in the fair value of a derivative depends on its designation and effectiveness. For derivatives that qualify as effective hedges, the change in fair value will have no net impact on earnings until the hedged transaction affects earnings. For derivatives that are not designated as hedging instruments, or for the ineffective portion of a hedging instrument, the change in fair value will affect current period net earnings. The Company will adopt SFAS No. 133 during the first quarter of fiscal 2000. Depending on market interest rates and the types of financial hedging derivatives in place at the time of adoption, adoption of this statement could result in significant adjustments to the Company's balance sheet as financial derivatives are recorded as assets or liabilities at fair value with corresponding adjustments to Other Comprehensive Income. The Company does not believe adoption will have a material impact on the Company's net earnings or cash flows.

In 1998, the Company expanded the scope of its original Year 2000 assessment and has completed the assessment of its primary mainframe computer systems, both hardware and software. Resolution of issues identified within the primary mainframe computer systems, including all necessary testing, is expected to be completed by mid-1999. The Company is in the advanced stages of assessing other computer and electronic information systems throughout its operations, with the objective of addressing any issues deemed critical to operations by mid-1999. Certain equipment with embedded chip technology cannot be tested or guaranteed by the manufacturer for Year 2000 compliance. Consequently, general contingency plans are being developed for certain locations including lists of spare parts to have on hand and work around options in case of failure. Although not deemed critical to consolidated operations, computer systems at certain international locations are being reviewed and upgrades are planned or in process. The failure to identify or resolve any significant Year 2000 issue in a timely manner could have a material adverse effect on the Company, including an interruption in, or a failure of, certain normal business activities or operations.

The Company is also in the process of communicating with significant suppliers and customers to determine the extent to which the Company is vulnerable to failure of those third parties to resolve their own Year 2000 issues. The Company does not anticipate the cost of Year
2000 compliance by suppliers to be passed on to the Company and has not been informed of any material risks related to third party Year 2000 compliance. However, the failure of a significant third party supplier or customer to resolve its Year 2000 issues in a timely manner could have a material adverse effect on the Company, such as business disruptions resulting from noncompliance by a local utility (either electric, gas or water) or chartered vessel service.

Based upon assessments completed to date, the Company believes that the total costs, including equipment replacements and internal costs consisting primarily of payroll related costs, to resolve Year 2000 issues will not be material to the Company's consolidated financial statements. Not all assessments are complete at this date and the discovery of a significant Year 2000 issue unknown at this time could materially alter this estimate.

The Company does not believe its businesses have been materially adversely affected by general inflation.

Derivative Information

The Company is exposed to various types of market risks from its day-to-day operations. Primary market risk exposures result from changing interest rates and commodity prices. Changes in interest rates impact the cash required to service variable rate debt. Changes in commodity prices impact the cost of necessary raw materials as well as the selling prices of finished products. The Company uses interest rate swaps to manage risks of increasing interest rates. The Company uses corn, wheat, soybeans and soybean meal futures and options to manage risks of increasing prices of raw materials. The Company uses hog futures and options to manage risks of decreasing prices of pork products. The Company is also subject to foreign currency exchange rate risk on a short-term note payable denominated in foreign currency. This risk is managed through the use of a foreign currency forward exchange agreement.

The table below provides information about the Company's non-trading financial instruments sensitive to changes in interest rates at December 31, 1998. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Long-term debt includes foreign subsidiary obligations of $21.5 million denominated in U.S. dollars and $14.6 million payable in Argentine pesos. The Argentine peso is currently pegged to the U.S. dollar and accordingly, management believes there is minimal exchange risk. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on rates in place at the reporting date. Short-term instruments including short-term investments, non-trade receivables and current notes payable have carrying values that approximate market and are not included in this table due to their short-term nature. The interest rate swaps listed below are used to manage interest rate risk on certain variable rate current notes payable, which management believes will be continuously outstanding throughout the term of the swap agreements, and long-term debt. Current notes payable totaled $159.0 million at December 31, 1998. The fair value of long-term debt at December 31, 1998 was $363.4 million. The Company would be required to pay an estimated $13.0 million to terminate the exchange rate agreements at December 31, 1998.

(Dollars in thousands)  1999    2000   2001    2002   2003  Thereafter  Total

Long-term debt:
 Fixed rate           $10,663  5,003  24,851  24,317  48,361  152,498 $265,693
  Average interest rate  7.08% 10.56%   7.23%   7.06%   7.58%    7.77%
   Variable rate      $ 7,945  1,539       -  10,000       -   62,900 $ 82,384
  Average interest rate 11.81%  5.00%      -    6.07%      -     4.51%

Interest rate swaps:
 Variable to fixed          -      -       -       -       - $200,000 $200,000
  Average pay rate          -      -       -       -       -     6.33%    6.33%
   Average receive rate     -      -       -       -       -    LIBOR    LIBOR

Inventories that are sensitive to changes in commodity prices, including carrying amounts and fair values at December 31, 1998, are presented in Note 4 to the consolidated financial statements. Projected raw material requirements, finished product sales, and firm sales commitments may also be sensitive to changes in commodity prices. The tables below provide information about the Company's derivative contracts that are sensitive to changes in commodity prices. Although used to manage overall market risks, certain contracts do not qualify as hedges for financial reporting purposes. As a result, they are classified as trading instruments and carried at fair market value. Contracts that qualify as hedges for financial reporting purposes are classified as non-trading instruments. Gains and losses on non-trading instruments are deferred and recognized as adjustments of the carrying amounts of the commodities when the hedged transaction occurs. The following tables present the notional quantity amounts, the weighted average contract prices, the contract maturities, and the fair value of the position of the Company's open trading and non-trading derivatives at December 31, 1998.

Trading:

                          Contract Volumes        Wtd.-avg.                      Fair
Futures                 Quantity (000's)Units    Price/Unit        Maturity  Value (000's)
Contracts
Corn purchases - long         1,525      bushels   $  2.47            1999      $(211)
Corn sales - short              125      bushels      2.18            1999          6

Hog sales - short               600      pounds       0.38            1999         --

                          Contract Volumes     Wtd.-avg. Exercise                Fair
Option Contracts        Quantity (000's)Units    Price/Unit        Maturity  Value (000's)
Corn puts written - long      3,540      bushels   $  2.11            1999      $(255)
Corn puts purchased - short   2,000      bushels      2.10            1999         53

Corn calls written - short    3,270      bushels      2.53            1999       (171)
Corn calls purchased - long   9,770      bushels      2.84            1999        146

Wheat puts written - long     1,535      bushels      3.01            1999       (176)
Wheat puts purchased - short    775      bushels      2.60            1999         22

Wheat calls written - short     400      bushels      2.93            1999        (75)
Wheat calls purchased - long  1,000      bushels      3.00            1999         33

Soybean meal calls
 purchased - long               115      tons       166.30            1999         68

Hog calls written - short       800      pounds       0.48            1999        (11)


Non-trading:

                          Contract Volumes        Wtd.-avg.                      Fair
Futures Contracts       Quantity (000's)Units    Price/Unit        Maturity  Value (000's)
Corn purchases - long         2,075      bushels   $  2.22            1999      $(170)
Corn sales - short            1,485      bushels      2.24            1999        156

Wheat purchases - long        1,200      bushels      3.32            1999        (25)
Wheat sales - short           1,000      bushels      3.33            1999         27

Soybean purchases  - long     1,350      bushels      5.77            1999       (479)
Soybean sales - short         1,025      bushels      5.79            1999        390

Soybean meal purchases - long    40      tons       146.84            1999       (262)
Soybean meal sales - short       36      tons       148.78            1999        306

The table below provides information about the Company's financial instrument and related derivative financial instrument sensitive to foreign currency exchange rates, consisting of a Japanese Yen (Yen) denominated note obligation and a foreign currency forward exchange agreement. Information is presented in U.S. dollar equivalents. The table presents the notional amounts and weighted average exchange rate by contractual maturity date. The notional amount is generally used to calculate the contractual payments to be exchanged under the contract. Due to the short-term nature of these instruments, their carrying and contract values approximate market.


(Dollars in thousands)                               1999

Short-term notes payable:
 Variable rate (Yen)                               $16,560
 Average interest rate                                5.85%

Related derivative:
 Forward exchange agreement, including projected
 interest due at maturity (receive Yen/pay $US)    $16,616
 Exchange rate                                      116.63



Quarterly Financial Data

(Unaudited)
Seaboard Corporation and Subsidiaries


(Thousands of dollars            1st       2nd       3rd       4th    Total for

except per share amounts)      Quarter   Quarter   Quarter   Quarter   the Year

1998

Net sales                     $446,532   454,645   438,909   439,783 $1,779,869

Operating income              $ 12,261    19,256    21,507    15,340 $   68,364

Net earnings                  $  2,864     7,932     5,018    36,541 $   52,355

Earnings per common share     $   1.93      5.33      3.37     24.57 $    35.20

Dividends per common share    $    .25       .25       .25       .25 $     1.00

Market price range per common share:

              High            $    435       375 1/16  336       445

              Low             $    365       265 1/2   261       256

1997

Net sales                     $400,180   449,366   429,610   501,177 $1,780,333

Operating income              $ 16,120    24,209    23,234    13,512 $   77,075

Net earnings                  $  5,336    10,505    10,508     4,225 $   30,574

Earnings per common share     $   3.59      7.06      7.06      2.84 $    20.55

Dividends per common share    $    .25       .25       .25       .25 $     1.00

Market price range per common share:

              High            $    268       292       316       453

              Low             $    230 1/4   247 1/2   264       309



    In  the  fourth quarter of 1998, the Company sold its baking  and  flour milling  operations  in  Puerto  Rico,  recognizing  an  after-tax  gain  of

$33,272,000  or  $22.37 per common share.  See Note 2  to  the  consolidated financial statements for further discussion.




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

     The consolidated financial statements have been audited by the independent accounting firm of KPMG LLP, whose responsibility is to examine records and transactions and to gain an

understanding of the system of internal accounting controls to the extent required by generally accepted auditing standards and render an opinion as to the fair presentation of the consolidated financial statements.

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



Independent Auditors' Report

     We have audited the accompanying consolidated balance sheets of Seaboard Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of earnings,

changes in equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

     As discussed in Note 4 to the consolidated financial

statements, the Company changed its method of accounting for spare parts and supplies inventories in 1996.



                                        KPMG LLP
Kansas City, Missouri
February 26, 1999




                    Seaboard Corporation and Subsidiaries
                     Consolidated Statements of Earnings
               (Thousands of dollars except per share amounts)


                                                  Years ended December 31,

                                                1998        1997         1996

Net sales                                   $1,779,869  $1,780,333  $1,464,362

Cost of sales and operating expenses         1,564,536   1,561,265   1,315,782

     Gross income                              215,333     219,068     148,580

Selling, general and administrative expenses   146,969     141,993     128,835

     Operating income                           68,364      77,075      19,745

Other income (expense):

     Interest income                             7,072       6,127       9,095

     Interest expense                          (32,062)    (31,108)    (26,864)

     Loss from foreign affiliates              (17,105)     (8,733)     (2,966)

     Gain on disposition of businesses          54,544          --          --

     Miscellaneous                               4,449       1,221       1,292

          Total other income (expense), net     16,898     (32,493)    (19,443)

     Earnings before income taxes and
     cumulative effect of a change in
     accounting principle                       85,262      44,582         302

Income tax (expense) benefit                   (32,907)    (14,008)      2,538

     Earnings before cumulative effect of
      a change in accounting principle          52,355      30,574       2,840

Cumulative effect of changing the
 accounting for inventories, net of income tax
 expense of $1,922                                  --          --       3,006

     Net earnings                           $   52,355  $   30,574  $    5,846

Earnings per common share:
 Earnings before cumulative effect of a change
  in accounting principle                   $    35.20  $    20.55  $     1.91

 Cumulative effect of changing the
  accounting for inventories                        --          --        2.02

Earnings per common share                   $    35.20  $    20.55  $     3.93


See accompanying notes to consolidated financial statements.

                    Seaboard Corporation and Subsidiaries
                Consolidated Statements of Changes in Equity
               (Thousands of dollars except per share amounts)
                Years ended December 31, 1998, 1997 and 1996

                                                                     Accumulated
                                                                        Other
                                      Common  Treasury  Additional  Comprehensive   Retained  Comprehensive
                                       Stock    Stock    Capital       Income       Earnings      Income
Balances,January 1,1996              $ 1,790  $(302)   $ 13,214       $  251       $350,857

Net earnings                              --     --          --           --          5,846      $  5,846

Other comprehensive income,
 net of income tax benefit of $142        --     --          --         (235)            --          (235)

Comprehensive income                      --     --          --           --             --         5,611

Dividends on common stock
($1.00 per share)                         --     --          --           --         (1,487)

Balances, December 31, 1996            1,790   (302)     13,214           16        355,216



Net earnings                              --     --          --           --         30,574        30,574

Other comprehensive income,
 net of income tax benefit of $3          --     --          --           (6)            --            (6)

Comprehensive income                      --     --          --           --             --        30,568

Dividends on common stock
($1.00 per share)                         --     --          --           --         (1,487)

Balances, December 31, 1997            1,790   (302)     13,214           10        384,303



Net earnings                              --     --          --           --         52,355        52,355

Other comprehensive income,
 net of income tax benefit of  $56        --     --          --          (91)            --           (91)

Comprehensive income                      --     --          --           --             --      $ 52,264

Dividends on common stock
($1.00 per share)                         --     --          --           --         (1,487)

Balances, December 31, 1998          $ 1,790  $(302)   $ 13,214       $  (81)      $435,171

See accompanying notes to consolidated financial statements.

                    Seaboard Corporation and Subsidiaries
                         Consolidated Balance Sheets
                           (Thousands of dollars)


                                                        December 31,

               Assets                               1998            1997

Current assets:

Cash and cash equivalents                        $  20,716       $   8,552

Short-term investments                             155,763         108,744

Receivables:

 Trade                                             160,229         169,990

 Due from foreign affiliates                        25,319          16,041

 Other                                              22,152          10,267

                                                   207,700         196,298

 Allowance for doubtful receivables                (26,117)        (20,658)

   Net receivables                                 181,583         175,640

 Inventories                                       214,846         211,024

 Deferred income taxes                              14,604           9,730

 Prepaid expenses and deposits                      13,757          15,545

  Total current assets                             601,269         529,235

Investments in and advances to foreign affiliates   28,416          93,668

Net property, plant and equipment                  559,749         486,373

Other assets                                        33,700          15,109

Total Assets                                    $1,223,134      $1,124,385


See accompanying notes to consolidated financial statements.

                    Seaboard Corporation and Subsidiaries
                         Consolidated Balance Sheets
                           (Thousands of dollars)


                                                         December 31,

            Liabilities and Stockholders' Equity     1998         1997

Current liabilities:

 Notes payable to banks                         $  158,980      $  157,445

 Current maturities of long-term debt               18,608           6,843

 Accounts payable                                   73,481          78,805

 Accrued liabilities                                77,868          55,520

 Deferred revenues                                  15,384          42,958

 Accrued payroll                                    21,143          19,331

  Total current liabilities                        365,464         360,902

Long-term debt, less current maturities            329,469         306,666

Deferred income taxes                               44,147          27,943

Other liabilities                                   28,580          29,859

  Total non-current and deferred liabilities       402,196         364,468

Minority interest                                    5,682              --

Commitments and contingent liabilities

Stockholders' equity:

Common stock of $1 par value.  Authorized
 4,000,000 shares; issued 1,789,599 shares
 including 302,079 shares of treasury stock          1,790           1,790

Shares held in treasury                               (302)           (302)

                                                     1,488           1,488

Additional capital                                  13,214          13,214

Accumulated other comprehensive income                 (81)             10

Retained earnings                                  435,171         384,303

Total stockholders' equity                         449,792         399,015

Total Liabilities and Stockholders' Equity      $1,223,134      $1,124,385


See accompanying notes to consolidated financial statements.

                    Seaboard Corporation and Subsidiaries
                    Consolidated Statements of Cash Flows
                           (Thousands of dollars)


                                                    Years ended December 31,

                                                 1998        1997        1996
Cash flows from operating activities:
 Net earnings                                 $ 52,355    $  30,574   $  5,846
 Adjustments to reconcile net earnings
   to cash from operating activities:
  Depreciation and amortization                 58,564       56,896     50,914
  Loss from foreign affiliates                  17,105        8,733      2,966
  Deferred income taxes                         10,884        2,719      9,301
  Gain from sale of fixed assets                (3,278)      (1,334)    (1,977)
  Gain from disposition of businesses          (54,544)          --         --
 Changes in current assets and liabilities
   (net of businesses acquired and disposed):
  Receivables, net of allowance                  9,982      (19,711)   (66,575)
  Inventories                                   36,164      (25,323)   (72,858)
  Prepaid expenses and deposits                   (770)      (1,215)       (79)
  Current liabilities exclusive of debt        (24,855)      64,529     (1,825)
 Other, net                                       (759)       5,242      1,525
   Net cash from operating activities          100,848      121,110    (72,762)

Cash flows from investing activities:
 Purchase of investments                      (446,868)    (277,437)  (327,020)
 Proceeds from the sale of investments         311,433      193,303    300,265
 Proceeds from the maturity of investments      85,053       65,754     71,202
 Capital expenditures                          (45,543)     (85,482)  (110,491)
 Investments in and advances to foreign
  affiliates                                   (48,586)     (41,834)    (6,476)
 Proceeds from the sale of fixed assets         10,953        7,872     31,831
 Notes receivable                                  496          163        719
 Investment in domestic affiliate               (2,500)          --         --
 Acquisition of businesses (net of cash
  acquired)                                     (1,388)          --         --
 Proceeds from disposition of businesses        72,359           --         --
   Net cash from investing activities          (64,591)    (137,661)    39,970)

Cash flows from financing activities:
 Notes payable to banks, net                   (15,025)       7,288    116,342
 Proceeds from issuance of long-term debt           --       10,213     10,000
 Principal payments of long-term debt           (7,581)      (1,323)   (12,394)
 Deferred grant revenue                             --           --        350
 Dividends paid                                 (1,487)      (1,487)    (1,487)
 Bond construction fund                             --       (1,055)     5,859
    Net cash from financing activities         (24,093)      13,636    118,670

Net change in cash and cash equivalents         12,164       (2,915)     5,938

Cash and cash equivalents at beginning of year   8,552       11,467      5,529

Cash and cash equivalents at end of year      $ 20,716    $   8,552   $ 11,467


See accompanying notes to consolidated financial statements.



                    Seaboard Corporation and Subsidiaries
                 Notes to Consolidated Financial Statements
                      December 31, 1998, 1997 and 1996

Note 1

Summary of Significant Accounting Policies

Operations of Seaboard Corporation and its Subsidiaries

     Seaboard   Corporation  and  its  subsidiaries  (the  Company)   is   a

diversified international agribusiness and transportation company  primarily engaged  in domestic poultry and pork production and processing,  and  cargo

shipping.    Overseas,  the  Company  is  primarily  engaged  in   commodity

merchandising,  flour and feed milling, produce farming,  sugar  production,

and  electric power generation.  Seaboard Flour Corporation is the owner  of

75.3% of the Company's outstanding common stock.



Principles of Consolidation and Investments in Affiliates

     The  consolidated financial statements include the accounts of Seaboard

Corporation  and  its  domestic and foreign subsidiaries.   All  significant

intercompany   balances   and   transactions   have   been   eliminated   in

consolidation.   The Company's investments in non-controlled affiliates  are accounted  for  by  the equity method.  Financial information  from  certain foreign subsidiaries and affiliates is reported on a one-to three-month  lag depending on the specific entity.



Short-term Investments

     Short-term investments are retained for future use in the business  and include  time deposits, commercial paper, tax-exempt bonds, corporate  bonds and  U.S.  government obligations.  All short-term investments held  by  the

Company are categorized as available-for-sale and are reported at fair value with  unrealized gains and losses reported, net of tax, as  a  component  of accumulated  other  comprehensive income.  The cost of  debt  securities  is adjusted  for  amortization  of  premiums  and  accretion  of  discounts  to maturity.  Such amortization is included in interest income.



Inventories

     The  Company uses the lower of last-in, first-out (LIFO) or market  for

determining  cost  for  poultry and baking product inventories.   All  other

inventories  are valued at the lower of first-in, first-out (FIFO)  cost  or market.



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



Deferred Grant Revenue

     Included  in  other  liabilities  at December  31,  1998  and  1997  is

$11,127,000  and  $11,550,000,  respectively,  of  deferred  grant  revenue.

Deferred grant revenue represents economic development funds contributed  to the  Company by government entities that were limited to construction  of  a hog  processing  facility in Guymon, Oklahoma.  Deferred  grants  are  being amortized to income over the life of the assets acquired with the funds.



Income Taxes

     Deferred  income  taxes  are recognized for  the  tax  consequences  of temporary differences by applying enacted statutory tax rates applicable  to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.



Comprehensive Income

     The  Company  retroactively adopted Statement of  Financial  Accounting

Standards (SFAS) No. 130, "Reporting Comprehensive Income," as of January 1,

1998.  This statement establishes requirements for reporting and display  of comprehensive income and its components.  For the years ended  December  31,

1998,  1997  and  1996,  other  comprehensive income  adjustments  were  not material  and consisted of unrealized gains on available-for-sale securities

and  foreign currency cumulative translation adjustments, net of  tax.   The

adoption  of  this  statement had no effect on the previously  reported  net earnings or stockholders' equity.



Revenue Recognition

     The  Company  recognizes revenue on commercial exchanges  at  the  time

title  to  the  goods  transfers to the buyer.   Revenue  of  the  Company's

containerized cargo service is recognized ratably over the transit time  for each voyage.



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



Earnings Per Common Share

     Earnings per common share are based upon the average shares outstanding during  the period.  Average shares outstanding were 1,487,520 for  each  of the three years ended December 31, 1998, 1997 and 1996, respectively.  Basic and diluted earnings per share are the same for all periods presented.



Cash and Cash Equivalents

     For  purposes of the consolidated statements of cash flows, the Company considers all demand deposits and overnight investments as cash equivalents.

Included  in  accounts  payable are outstanding checks  in  excess  of  cash balances  of  $19,997,000 and $22,487,000 at December  31,  1998  and  1997,

respectively.  The amounts paid (received) for income taxes and interest are as follows:

                                              Years ended December 31,

(Thousands of dollars)                      1998         1997        1996

Interest (net of amounts capitalized)   $ 32,135       30,284      27,120

Income taxes                            $ 10,308       (6,817)    (10,362)



Supplemental Noncash Transactions

      As  more  fully  described in Notes 2 and 5, during 1998  the  Company purchased  two businesses, consolidated a previously non-controlled  foreign affiliate  and  disposed  of  its  Puerto Rican  baking  and  flour  milling

operations.    The  following  table  summarizes  the  noncash  transactions resulting from the acquisitions and consolidation of the foreign affiliate:

                                                        Year ended December 31,


(Thousands of dollars)                                              1998

Increase in other working capital                               $ 38,539

Decrease in investments in and advances to foreign affiliates    (96,733)

Increase in fixed assets                                         114,867

Increase in other net assets                                       9,198

Increase in notes payable and long-term debt                     (58,801)

Minority interest                                                 (5,682)

 Cash paid, net of cash acquired and consolidated               $  1,388



The following table summarizes the noncash transactions resulting from the disposition of businesses:

                                                        Year ended December 31,


(Thousands of dollars)                                              1998

Decrease in short-term investments                               $ 3,429

Decrease in other working capital                                  1,303

Decrease in fixed assets                                          19,736

Decrease in other net assets                                       1,347

Long-term note receivable from sale                               (8,000)

Gain on disposal                                                  54,544

  Proceeds from disposition of businesses                        $72,359


Foreign Currency


    The Company has operations in and transactions with customers in a number of foreign countries.  The currencies of the countries fluctuate in relation to the U.S. dollar.  Most of the Company's major contracts and transactions, however, are denominated in U.S.

dollars.  In addition, the value of the U.S. dollar fluctuates in relation to the currencies of  countries where certain of the Company's foreign subsidiaries and affiliates primarily conduct business.  These fluctuations

result in exchange gains and losses.   The  activities of these foreign

subsidiaries and  affiliates  are

primarily  conducted  with  U.S. subsidiaries  or  they  operate  in  hyper-

inflationary  environments.   As  a  result,  the  Company  translates   the

financial  statements of certain foreign subsidiaries and  affiliates  using the  U.S. dollar as the functional currency.  The exchange gains and  losses reported  in  earnings were not material for the years  ended  December  31,

1998,  1997  and 1996.  Foreign currency exchange restrictions imposed  upon the  Company's  foreign subsidiaries and foreign affiliates do  not  have  a significant effect on the consolidated financial position of the Company.

      Certain  foreign  subsidiaries use local currency as their  functional

currency.   Assets and liabilities of these subsidiaries are  translated  to

U.S.  dollars at year-end exchange rates, and income and expense  items  are translated at average rates for the year.  Resulting translation  gains  and losses  were  not material for the years ended December 31, 1998,  1997  and

1996.    Translation  gains  and  losses  are  recorded  as  components   of

accumulated other comprehensive income.



Financial Instruments

     The Company enters into interest rate exchange agreements which involve the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to hedge  the  effects  of  fluctuations in interest  rates.  These  agreements effectively convert specifically identified, variable-rate debt into  fixed-

rate  debt.  The Company also has a foreign currency exchange  agreement  to manage  a  foreign  currency exchange risk on a  short-term  note  which  is payable in foreign currency.  Differences to be paid or received are accrued as  interest or exchange rates change and are recognized as an adjustment to interest expense. See Note 8 for a description of outstanding exchange  rate agreements.

      Gains  and  losses on termination of interest rate exchange agreements are  deferred and recognized over the term of the underlying debt instrument as  an  adjustment to interest expense.  At December 31, 1998 and 1997,  net deferred  gains  on  terminated interest rate exchange agreements  were  not

material.   In cases where there is no remaining underlying debt instrument,

gains  and  losses on termination are recognized currently in  miscellaneous income (expense).



Commodity Instruments

    The Company enters into forward purchase and sale contracts, futures and options  to  manage  its  exposure to price fluctuations  in  the  commodity

markets.   These  commodity instruments generally  involve  the  anticipated purchase  of  feed grains and the sale of hogs.  At December 31,  1998,  the

Company  had  net contracts to purchase 11.9 million bushels  of  grain  and

119,000 tons of meal, and net contracts to sell 1.4 million pounds of hogs.

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

When  a  qualifying  hedge  is terminated or ceases  to  meet  the  specific criteria  for use of hedge accounting, any deferred gains or losses  through that date continue to be deferred.  Commodity instruments not qualifying  as hedges for financial reporting purposes are marked to market and included in cost  of  sales in the consolidated statements of earnings.  For  the  years ended  December  31,  1998,  1997 and 1996, losses  on  commodity  contracts reported  in  operating income were $5,583,000, $1,557,000 and  $12,881,000,

respectively.   At  December 31, 1998, the net deferred  gain  on  commodity instruments  was  $92,000, compared to a net deferred loss at  December  31,

1997  of $689,000.  These amounts are included in deferred revenues  in  the consolidated  balance  sheets.  Cash flows from  commodity  instruments  are classified in the same category as cash flows from the hedged commodities in the consolidated statements of cash flows.



Note 2

Acquisitions and Dispositions of Businesses

    In  October  1998, the Company purchased a controlling  interest  in  an existing  Bulgarian winery by acquiring newly issued shares for $15,000,000.

In  November 1998, the Company purchased a flour and feed milling  operation

in  Zambia  by  assuming  liabilities of approximately  $10,232,000.   These

acquisitions were accounted for using the purchase method and would not have significantly affected sales, net earnings or earnings per share  on  a  pro forma basis.

    On December 30, 1998, the Company completed the sale of its Puerto Rican baking  and  flour  milling businesses, to a management  group  led  by  the

President  of the baking businesses.  These assets were sold for $81,359,000 and the assumption of $11,770,000 in liabilities.  The proceeds consisted of

$72,359,000  in  cash,  an  $8,000,000 interest  bearing  subordinated  note receivable  due  in 2004, and a $1,000,000 interest bearing note  receivable subsequently collected in the first quarter of 1999.  The Company recognized a  pre-tax  gain  of $54,544,000 ($33,272,000 after tax) in connection  with this transaction.

     The following pro forma unaudited financial data reflects the pro forma impact on the Company's results of operations as if the sale was consummated at  the  beginning of each year presented, excluding the gain on  the  sale,

with pro forma adjustments to give effect to reducing short-term borrowings,

interest   income  earned  on  short-term  investments  and  certain   other

adjustments, together with related income tax effects:

                                                   Years ended December 31,

(Thousands of dollars, except per share amounts)     1998             1997

Net sales                                       $1,688,693       1,686,356

Net earnings                                    $   17,545          28,474

Earnings per share                              $    11.79           19.14

     The pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the sale been consummated on the dates assumed, nor are they necessarily indicative of future operating results.


Note 3

Short-term Investments

       Substantially  all  available-for-sale  securities  have  contractual maturities  within  two  years and are available to meet  current  operating

needs.   The amortized cost of these investments approximates fair value  at

December 31, 1998 and 1997.  The gross realized gains and losses on sales of available-for-sale securities were not material for the years ended December

31,  1998, 1997 and 1996.  The following is a summary of the estimated  fair value of available-for-sale securities at December 31, 1998 and 1997:

                                                       December 31,

 (Thousands of dollars)                            1998            1997

U.S. Treasury securities
 and obligations of U.S.
 government agencies                           $  39,265       $  27,321

Obligations of states and
 political subdivisions                           60,877          50,587

Other debt securities                             55,621          30,836

Total debt securities                          $ 155,763       $ 108,744


Note 4

Inventories

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


A summary of inventories at the end of each year is as follows:

                                                       December 31,

     (Thousands of dollars)                        1998            1997

At lower of LIFO cost or market:

 Live poultry                                  $  24,840       $  27,116

 Dressed poultry                                  22,961          32,496

 Feed and baking ingredients, packaging
  supplies and other                               5,813           6,970

                                                  53,614          66,582

LIFO allowance                                     2,811          (4,744)

  Total inventories at lower of LIFO cost
   or market                                      56,425          61,838

At lower of FIFO cost or market:

 Live hogs                                        75,887          76,484

 Grain, flour and feed                             8,196          37,575

 Crops in production and related materials        17,133          11,166

 Dressed pork                                      8,486           8,388

 Processed sugar                                  20,125               -

 Other                                            28,594          15,573

  Total inventories at lower of FIFO cost
   or market                                     158,421         149,186

  Total inventories                            $ 214,846       $ 211,024


     The  use  of the LIFO method increased net earnings in 1998,  1997  and

1996 by $4,609,000 ($3.10 per share), $766,000 ($.52 per share) and $589,000

($.40  per share), respectively.  Significant decreases in commodity  prices during  1998 have eliminated the LIFO reserve as overall poultry feed  costs have decreased below base year levels.  The increases in net earnings during

1997  and  1996 were primarily the result of declining purchase prices.   If

the  FIFO method had been used, inventories would have been $2,811,000 lower and  $4,744,000  higher than those reported at December 31, 1998  and  1997,

respectively.



Note 5

Investments in and Advances to Foreign Affiliates

     The  Company  has  made investments in and advances  to  non-controlled foreign  affiliates  primarily conducting business in  flour  milling,  feed milling,  and sugar production.  The foreign affiliates are located  in  the

Democratic Republic of Congo, Lesotho, Mozambique, Nigeria and Sierra  Leone

in  Africa;  Argentina  and  Ecuador in South  America;  and  Haiti  in  the

Caribbean.   These investments are accounted for by the equity method.   See

further  discussion below concerning consolidation of the  sugar  production operation as of December 31, 1998.

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

1996.

    In  July  1998,  the  Company acquired for $5,000,000 a  non-controlling interest in a flour mill in Lesotho.  In June 1998, the Company, in a  joint venture  with  two other partners, acquired an interest in a flour  mill  in

Haiti.  The Company made an investment of $3,000,000 for a minority interest in the joint venture, which in turn owns 70% of a Haitian company which owns the  flour mill.  These investments are being accounted for using the equity method.

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

Tabacal  is  an Argentine company primarily engaged in growing and  refining sugarcane and, to a lesser extent, citrus production.  Through December  31,

1998,  the  Company had made net advances to and non-voting  investments  in

Tabacal  of  $113,399,000  for  working capital,  improvements  to  existing operations, expansion of sugarcane and citrus fields and reduction of  debt.

The  Company accounted for this investment using the equity method from July

1996  through  December  1998.  Effective December  31,  1998,  the  Company

obtained  voting  control over a majority of the capital stock  of  Tabacal.

Accordingly,  as  of  December  31, 1998, Tabacal  is  accounted  for  as  a consolidated  subsidiary  resulting in the  elimination  of  $96,733,000  in investments in and advances to foreign affiliates on the balance sheet.  See

Notes 1 and 8 for further discussion of the effects of the consolidation  on the balance sheet.

     Sales of grain and supplies to non-consolidated foreign affiliates  are included  in consolidated net sales for the years ended December  31,  1998,

1997,  and  1996, and amounted to $107,424,000, $79,946,000, and $83,007,000 respectively.

     Combined  condensed  financial information of the non-controlled,  non-

consolidated foreign affiliates for their fiscal periods ended  within  each of  the  Company's  years ended, excluding Tabacal's  balance  sheet  as  of

December 31, 1998, are as follows:

                                                      December 31,

(Thousands of dollars)                      1998        1997         1996

Net sales                               $217,362      208,340     191,600

Net loss                                $(20,497)     (13,831)     (6,089)

Total assets                            $137,381      240,511     215,512

Total liabilities                       $ 72,995      193,094     157,484

Total equity                            $ 64,386       47,417      58,028



Note 6

Property, Plant and Equipment

   A summary of property, plant and equipment at the end of each year is as follows:
                                                        December 31,

(Thousands of dollars)                             1998            1997

Land and improvements                          $  74,025       $  49,031

Buildings and improvements                       191,671         173,031

Machinery and equipment                          511,171         411,037

Transportation equipment                          80,573          84,614

Office furniture and fixtures                     14,172          13,604

Construction in progress                           6,078          39,971

                                                 877,690         771,288

Accumulated depreciation and amortization       (317,941)       (284,915)

 Net property, plant and equipment             $ 559,749       $ 486,373


     Approximately  $252,000, $184,000 and $855,000 of interest  costs  were capitalized  as  part of property, plant and equipment in  the  years  ended

December 31, 1998, 1997 and 1996, respectively.



Note 7

Income Taxes

     Total income taxes for the years ended December 31, 1998, 1997 and 1996 differ  from  the  amounts computed by applying the statutory  U.S.  Federal income tax rate to earnings before income taxes and cumulative effect  of  a change in accounting principle for the following reasons:

                                                 Years ended December 31,

(Thousands of dollars)                         1998        1997         1996

Computed tax expense on earnings before

 income taxes and cumulative effect of

 a change in accounting principle           $ 29,842    $  15,604    $     105



Adjustments to tax expense attributable to:

Foreign tax differences                        7,680          705       (3,789)

Tax-exempt investment income                    (730)        (621)        (603)

State income taxes, net of Federal benefit     1,018          700          820

Other                                         (4,903)      (2,380)         929

                                            $ 32,907    $  14,008    $  (2,538)

The components of total income taxes are as follows:

                                                 Years Ended December 31,

(Thousands of dollars)                         1998        1997         1996

Current:

 Federal                                    $  1,620    $   4,341    $ (17,853)

 Foreign (including Puerto Rico)              17,125        6,469        5,403

 State and local                               1,372          479          611

Deferred:

 Federal                                      12,368        3,036        8,680

 Foreign (including Puerto Rico)                 110         (730)        (380)

 State and local                                 312          413        1,001

Income tax expense (benefit)                  32,907       14,008       (2,538)

Cumulative effect of changing the
 accounting for inventories                       --           --        1,922

Unrealized changes in other comprehensive
 income                                          (56)          (3)        (142)

 Total income taxes                         $ 32,851    $  14,005    $    (758)



Components of the net deferred income tax liability at the end of each year are as follows :

                                                      December 31,

 (Thousands of dollars)                            1998            1997

Deferred income tax liabilities:

 Cash basis farming adjustment                 $  18,084       $  19,036

 Deferred earnings of foreign subsidiaries         4,819           1,688

 Depreciation                                     52,853          39,840

 Other                                               775             581

                                                  76,531          61,145

Deferred income tax assets:

 Reserves/accruals                                40,001          29,492

 Foreign losses                                    3,165           3,606

 Other                                             5,972          11,984

                                                  49,138          45,082

Valuation allowance                                2,150           2,150

 Net deferred income tax liability             $  29,543       $  18,213


    The  Company believes that its future taxable income will be  sufficient for  full  realization of the deferred tax assets.  The valuation  allowance represents accumulated losses on certain foreign subsidiaries that will  not be recognized without future liquidation or sale of these subsidiaries.

    At  December  31,  1998  and 1997 current income taxes  payable  totaled

$17,231,000 and $7,422,000, respectively.

    At  December  31,  1998  and 1997, no provision has  been  made  in  the

accounts   for  Federal  income  taxes  which  would  be  payable   if   the

undistributed  earnings of certain foreign subsidiaries were distributed  to

the   Company  since  management  has  determined  that  the  earnings   are

permanently  invested in these foreign operations.  Should such  accumulated earnings be distributed, the resulting Federal income taxes would amount  to approximately $33,500,000.


Note 8

Notes Payable and Long-term Debt

      Notes  payable amounting to $158,980,000 and $157,445,000 at  December

31,  1998 and 1997, respectively, consisted of obligations due banks  within

one  year.   At  December 31, 1998, these funds were outstanding  under  the

Company's  one-year revolving credit facilities totaling  $160  million  and short-term  uncommitted credit lines from banks totaling $120 million,  less outstanding letters of credit commitments totaling $7.0 million.  Subsequent to  year-end,  the  Company's one-year revolving credit facilities  totaling

$145  million maturing in the first quarter of 1999 were increased to $153.3 million  and  extended  for an additional year.  Weighted  average  interest rates  on  the notes payable were 6.18% and 6.63% at December 31,  1998  and

1997, respectively.

      As  a  result of an acquisition and the consolidation of a  previously

unconsolidated  foreign  affiliate,  as  discussed  in  Notes   2   and   5,

respectively,  long-term  debt of $42,149,000 was  added  to  the  Company's

balance  sheet.   This  long-term debt consisted of $18,330,000  in  current maturities of which $6,000,000 was extinguished as of December 31, 1998.  In addition, as a result of the consolidation discussed in Note 5, the  Company added  to  its  balance sheet $16,560,000, payable in  Japanese  Yen  (Yen),

included  in  notes  payable  above  and outstanding  under  a  $20  million uncommitted  line of credit.  At December 31, 1998, the Company had  foreign exchange  contracts in place effectively fixing the exchange  rate  on  this

$16,560,000 note payable at 116.63 Yen to one U.S. dollar.

      Subsequent  to  year-end, the Company's existing  five-year  revolving credit facility totaling $25 million was increased to $26.7 million.

      Notes  payable, the revolving credit facilities and uncommitted credit lines  from  banks  are unsecured and do not require compensating  balances.

Facility fees on these agreements are not material.

A summary of long-term debt at the end of each year is as follows:

                                                       December  31,

(Thousands of dollars)                             1998            1997

Private placements:

 6.49% senior notes, due 2001 through 2005    $ 100,000       $ 100,000

 7.88% senior notes, due 2003 through 2007      125,000         125,000

Industrial Development Revenue Bonds (IDRBs),
 floating rates (4.35% - 4.65% at
 December 31, 1998) due through 2027             62,900          62,900

Revolving credit facility, floating rate
 (6.07% at December 31, 1998) due 2002           10,000          10,000

Foreign subsidiary obligations
 (9.00% - 14.50%) due 1999 through 2007          26,665               -

Foreign subsidiary obligations, floating rates
 (5.00% - 15.50%) due 1999 through 2000           9,484               -

Term loan, 3.00%, due 1999                        5,415           5,700

Capital lease obligations and other               8,613           9,909

                                                348,077         313,509

Current maturities of long-term debt            (18,608)         (6,843)

  Long-term debt, less current maturities     $ 329,469       $ 306,666


     Of  the foreign subsidiary obligations, $21,532,000 are denominated  in

U.S. dollars and the remaining $14,617,000 is payable in Argentine pesos.

      At December 31, 1998, poultry processing facilities with a depreciated cost of $17,861,000, and Argentine land and sugar production facilities  and equipment with a depreciated cost of $23,672,000, secure certain bond issues and  foreign subsidiary debt.  Included in other assets at December 31, 1998 and  1997  are  $1,477,000 and $1,371,000, respectively, of unexpended  bond proceeds  held  in  trust  that are invested in  accordance  with  the  bond issuance agreements.

    The  terms  of  the note agreements pursuant to which the senior  notes,

IDRBs, term loan and revolving credit facilities were issued require,  among other  terms, the maintenance of certain ratios and minimum net  worth,  the most restrictive of which requires the ratio of consolidated funded debt  to consolidated shareholders' equity, as defined, not to exceed .90 to  1,  and the  maintenance of consolidated tangible net worth, as defined, of not less than  $250,000,000.  The Company is in compliance with all restrictive  debt covenants relating to these agreements as of December 31, 1998.

    At  December  31, 1998 and 1997, the Company had interest rate  exchange agreements in place effectively fixing the interest rate on $200 million  of

variable  rate  debt  to a fixed, weighted-average  rate  of  6.33%.   These

contracts  expire in 2007. The Company monitors the risk of default  by  the counterparty  and does not anticipate nonperformance.  For  the  year  ended

December 31, 1998, ownership of these agreements increased interest  expense by $1,108,000.  The effect on interest expense in 1997 was not material.

    Annual maturities of long-term debt at December 31, 1998 are as follows:

$18,608,000 in 1999, $6,542,000 in 2000, $24,851,000 in 2001, $34,317,000 in

2002, $48,361,000 in 2003, and $215,398,000 thereafter.


Note 9

Fair Value of Financial Instruments

    The  fair  value  of the Company's short-term investments  is  based  on quoted market prices at the reporting date for these or similar investments.

At  December  31,  1998 and 1997 the fair value of the Company's  short-term

investments  was  $155,763,000  and  $108,744,000,  respectively,  with   an

amortized  cost of $155,682,000 and $108,729,000 at December  31,  1998  and

1997, respectively.

    The  fair  value  of long-term debt is determined by comparing  interest rates for debt with similar terms and maturities.  At December 31, 1998  and

1997  the  fair  value of the Company's long-term debt was $363,414,000  and

$316,746,000,  respectively,  with  a carrying  value  of  $348,077,000  and

$313,509,000 at December 31, 1998 and 1997, respectively.  The  fair  values of interest rate exchange agreements are obtained from dealer quotes.  These values  represent the estimated amount the Company would receive or  pay  to terminate the agreements.  The Company would be required to pay an estimated

$13,000,000 to terminate the exchange agreements at December 31, 1998.

    Other financial instruments consisting of cash and cash equivalents, net receivables, notes payable, and accounts payable are carried at cost,  which approximates  fair  value,  as  a result of the  short-term  nature  of  the instruments.



Note 10

Employee Benefits

    The  Company  maintains defined benefit pension plans for  its  domestic salaried,  clerical and poultry employees.  The Company also  sponsors  non-

qualified,  unfunded  supplemental executive  plans.   The  plans  generally

provide  for  normal retirement at age 65 and eligibility for  participation after  one  year's service upon attaining the age of 21.  The Company  bases pension  contributions  on  funding standards established  by  the  Employee

Retirement  Income Security Act of 1974.  Benefits are generally based  upon the  number of years of service and a percentage of final average pay.  Plan assets  are invested in equity securities, fixed income bonds and short-term cash  equivalents.  The changes in the plans' benefit obligations  and  fair value  of  assets  for the years ended December 31, 1998  and  1997,  and  a statement  of  the funded status as of December 31, 1998 and  1997  were  as follows:

                                                          December 31,

(Thousands of dollars)                                1998            1997

Reconciliation of benefit obligation:

 Benefit obligation at beginning of year          $  37,672       $  32,143

 Service cost                                         2,822           2,670

 Interest cost                                        2,692           2,402

 Actuarial losses                                     1,581           2,551

 Benefits paid                                       (2,187)         (2,094)

 Divestitures (see Note 2)                          (10,351)              -

 Benefit obligation at end of year                $  32,229       $  37,672


Reconciliation of fair value of plan assets:

 Fair value of plan assets at beginning of year   $  32,391       $  29,808

 Actual return on plan assets                         3,677           4,120

 Employer contributions                               1,091             534

 Benefits paid                                       (2,132)         (2,071)

 Divestitures (see Note 2)                           (6,995)              -

 Fair value of plan assets at end of year         $  28,032       $  32,391



Funded status                                     $  (4,197)      $  (5,281)

Unrecognized transition obligation                    1,215           1,400

Unamortized prior service cost                       (2,188)         (1,932)

Unrecognized net actuarial gains                     (3,437)         (3,091)

 Accrued benefit cost                             $  (8,607)      $  (8,904)


Assumptions used in determining pension information were:

                                                 Years ended December 31,

                                            1998       1997        1996

Weighted-average assumptions:

 Discount rate                            7.25%        7.50%          7.75%

 Expected return on plan assets           8.75%        8.75%     8.50-9.00%

 Long-term rate of increase in
  compensation levels                     4.50%   4.25-4.50%     4.25-4.50%


The net periodic benefit cost of these plans was as follows:

                                             Years ended December 31,

(Thousands of dollars)                     1998        1997         1996

Components of net periodic benefit cost:

 Service cost                           $  2,822    $   2,670    $  1,874

 Interest cost                             2,692        2,403       2,204

 Expected return on plan assets           (2,833)      (2,523)     (2,258)

 Amortization and other                      (80)        (107)         51

 Net periodic benefit cost              $  2,601    $   2,443    $  1,871



      As  of  December  31,  1998,  the  projected  benefit  obligation  and accumulated  benefit obligation for unfunded pension plans  were  $2,561,000

and  $2,143,000,  respectively.   As of December  31,  1997,  the  projected

benefit  obligation, accumulated benefit obligation and fair value  of  plan assets  for pension plans with accumulated benefit obligation in  excess  of plan assets were $10,723,000, $9,106,000 and $5,878,000, respectively.

      During  1997,  a  new  non-qualified, unfunded supplemental  executive

retirement  plan  was adopted amending and restating a previous  plan.   For

disclosure  purposes, the new plan is included in the 1998 and 1997  section of the defined benefit tables above while expenses related to the prior plan are included in the 1996 supplemental discussion below.

       The   Company   has   certain  individual,  non-qualified,   unfunded

supplemental retirement agreements for certain executive employees.  Pension expense for these plans was $514,000, $574,000, and $3,128,000 for the years ended  December  31, 1998, 1997 and 1996, respectively.  Included  in  other liabilities  at  December  31, 1998 and 1997 is $8,207,000  and  $8,903,000,

respectively, representing the accrued benefit obligation for these plans.

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

$1,698,000,  $1,466,000,  and $1,294,000 for the years  ended  December  31,

1998, 1997 and 1996, respectively.



Note 11

Commitments and Contingencies

    The  Company  leases  various  ships,  facilities  and  equipment  under noncancelable operating lease agreements.

    In  addition,  the  Company  is a party to master  lease  programs  with limited partnerships which own certain of the facilities used by the Company in connection with its hog production.  These arrangements are accounted for as  operating  leases.  Under these arrangements, the  Company  has  certain rights  to acquire any or all of the leased properties at the conclusion  of their respective lease terms at a price based on estimated fair market value of  the  property.  In the event the Company does not acquire  any  property which  it has ceased to lease, the Company has a limited obligation  to  the lessors  for  any deficiency between the amortized cost of the property  and the price for which it is sold up to a specific amount.

    Rental   expense   for   operating  leases  amounted   to   $59,221,000,

$50,436,000, and $45,591,000 in 1998, 1997 and 1996, respectively.   Minimum

lease commitments under noncancelable leases with initial terms greater than one  year  at December 31, 1998, were $30,519,000 for 1999, $19,131,000  for

2000,  $12,911,000 for 2001, $9,713,000 for 2002, $8,107,000 for 2003,   and

$33,541,000  thereafter.  It is expected that, in  the  ordinary  course  of business, leases will be renewed or replaced.

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



Note 12

Segment Information

      The  Company  retroactively adopted SFAS No. 131,  "Disclosures  about

Segments  of  an  Enterprise and Related Information"  for  the  year  ended

December  31,  1998.  This statement requires companies  to  report  certain information  about  operating  segments in their  financial  statements  and establishes  standards for related disclosures about products and  services,

geographic  areas and major customers.  SFAS 131 defines operating  segments as components of an enterprise about which separate financial information is available  that  is  evaluated regularly by management in  deciding  how  to allocate  resources  and in assessing performance.  Comparative  information for  prior  years presented has been restated to conform to the requirements of SFAS 131.

      Seaboard  Corporation  has four reportable  segments:  Poultry,  Pork,

Marine,  and Commodity Trading and Milling, each offering a specific product

or  service.   The  Poultry  segment sells fresh, frozen,  value-added,  and further  processed  poultry  products mainly to  foodservice  companies  and restaurants  both domestically and overseas.  The Pork segment  sells  fresh and  value-added pork products mainly to further processors and  foodservice companies  both  domestically and overseas.  The Marine  segment,  primarily based out of the Port of Miami, offers containerized cargo shipping services throughout  Latin  America  and the Caribbean.  The  Commodity  Trading  and

Milling  segment  sources bulk and bag commodities  primarily  overseas  and operates foreign flour and feed mills.  Revenues from all other segments are primarily derived from operations including produce farming, baking (sold in

December  1998,  see  Note  2),  wine  production,  and  the  generation  of electricity.  Each of the four main segments is separately managed and  each was started or acquired independent of the other segments.

      The  following  tables set forth specific financial information  about each segment as reviewed by the Company's management.  Operating income  for

segment  reporting  is  prepared  on  the  same  basis  as  that  used   for

consolidated operating income.  Operating income is used as the  measure  of evaluating segment performance because management does not consider interest and income tax expense on a segment basis.


(Thousands of dollars)                                1998
                                                           Commodity
                                                            Trading                 Segment
                                Poultry   Pork    Marine  and Milling  All Other    Totals
Sales to external customers   $  514,503 500,357 310,903    306,406     147,700   $1,779,869
Operating income              $   33,281  (1,122) 17,379     10,505      10,624   $   70,667
Total assets                  $  188,558 387,699  99,609    129,071     291,562   $1,096,499
Depreciation and amortization $   18,085  20,676   8,451      2,985       7,763   $   57,960
Capital expenditures          $   18,630  16,304   5,151      1,162       3,279   $   44,526

Reconciliations to consolidated totals:
                               Segment     Corporate Consolidating Consolidated
                                Totals       Items     Adjustment     Totals
Sales to external customers   $1,779,869         -             -    $1,779,869
Operating income              $   70,667    (2,303)            -    $   68,364
Total assets                  $1,096,499   169,323       (42,688)   $1,223,134
Depreciation and amortization $   57,960       604             -    $   58,564
Capital expenditures          $   44,526     1,017             -    $   45,543


(Thousands of dollars)                          1997
                                                          Commodity
                                                           Trading                  Segment
                                Poultry   Pork    Marine  and Milling   All Other    Totals
Sales to external customers   $  476,580 531,587 309,306    313,900     148,960   $1,780,333
Operating income              $   (6,997) 38,378  27,297      9,542       9,788   $   78,008
Total assets                  $  194,287 403,739 104,622    154,966     147,174   $1,004,788
Depreciation and amortization $   15,150  20,225   9,476      3,037       7,835   $   55,723
Capital expenditures          $   37,158  31,850   9,020      1,464       5,762   $   85,254

Reconciliations to consolidated totals:
                              Segment     Corporate Consolidating Consolidated
                               Totals       Items     Adjustment     Totals
Sales to external customers   $1,780,333        -             -    $1,780,333
Operating income              $   78,008     (933)            -    $   77,075
Total assets                  $1,004,788  139,870       (20,273)   $1,124,385
Depreciation and amortization $   55,723    1,173             -    $   56,896
Capital expenditures          $   85,254      228             -    $   85,482


(Thousands of dollars)                          1996
                                                           Commodity
                                                            Trading                 Segment
                                Poultry   Pork    Marine  and Milling    All Other    Totals
Sales to external customers   $  501,710 234,291 265,645   315,610        147,106  $1,464,362
Operating income              $    2,090 (13,004)  4,226    17,763          8,803  $   19,878
Total assets                  $  168,327 374,237  96,511   131,189        133,438  $  903,702
Depreciation and amortization $   13,885  12,700  11,806     3,196          8,264  $   49,851
Capital expenditures          $   12,391  83,044   8,582     1,935          3,749  $  109,701

Reconciliations to consolidated totals:
                              Segment     Corporate Consolidating Consolidated
                               Totals       Items     Adjustment     Totals
Sales to external customers   $1,464,362        -             -    $1,464,362
Operating income              $   19,878     (133)            -    $   19,745
Total assets                  $  903,702  113,397       (12,414)   $1,004,685
Depreciation and amortization $   49,851    1,063             -    $   50,914
Capital expenditures          $  109,701      790             -    $  110,491

      Administrative services provided by the corporate office are primarily allocated  to  the individual segments based on revenues.  Corporate  assets include  short-term investments, investments in subsidiaries (eliminated  in consolidation),  investments in and advances to  foreign  affiliates,  fixed

assets,  deferred  tax  amounts  and other miscellaneous  items.   Corporate

operating   losses  represent  certain  operating  costs  not   specifically

allocated to individual segments.

Geographic Information

     No individual foreign country accounts for 10% or more of sales to external customers.  The following table provides a geographic summary of the Company's net sales based on the location of product delivery:

                                             Years ended December 31,

(Thousands of dollars)                     1998          1997         1996

United States                           $1,092,868   $1,074,209  $  845,437
Caribbean, Central and South America       336,957      315,729     302,877
Africa                                     126,169      160,349     166,332
Pacific Basin and Far East                  76,328       90,244      42,042
Canada/Mexico                               72,017       48,682      30,877
Eastern Mediterranean                       40,830       37,382      33,502
Europe                                      34,700       53,738      43,295
Total                                   $1,779,869   $1,780,333  $1,464,362


     The following table provides a geographic summary of the Company's long-

lived assets according to their physical location and primary port for

Company owned vessels:

                                                   December 31,

(Thousands of dollars)                     1998        1997         1996

United States                           $420,351    $ 457,262    $434,162
Argentina                                103,968           --          --
All other                                 35,430       29,111      31,999
Total                                   $559,749    $ 486,373    $466,161


       At  December  31,  1998  and  1997,  the  Company  had  approximately

$81,005,000 and $77,472,000, respectively, of foreign receivables, excluding

receivables  due  from  foreign  affiliates,  which  represent  more  of   a

collection  risk  than  the  Company's domestic  receivables.   The  Company

believes that its allowance for doubtful receivables is adequate.