Form 10-K405, Exhibit 13
period 1999-12-31
SEABOARD CORP /DE/
filed 2000-03-10
CIK 88121

Summary of Selected Financial Data

Seaboard Corporation



(Thousands of dollars except per share amounts)Years ended December 31,

                            1999        1998        1997      1996      1995

Net sales                $1,255,304  $1,265,366  $1,303,753 $ 962,652  $715,362

Earnings (loss) from
 continuing operations   $  (13,394) $   32,844  $   36,565 $   5,661  $  4,935

Net earnings             $      240  $   52,355  $   30,574 $   5,846  $ 20,202

Earnings (loss) per
 common share from
 continuing operations   $    (9.00) $    22.08  $    24.58 $    3.81  $   3.32

Earnings per common share$     0.16  $    35.20  $    20.55 $    3.93  $  13.58


Total assets             $1,285,326  $1,223,134  $1,124,385 $1,004,685 $878,132

Long-term debt           $  318,017  $  313,324  $  290,521 $  281,574 $281,240

Stockholders' equity     $  448,425  $  449,792  $  399,015 $  369,934 $365,810

Dividends per common
 share                   $     1.00  $     1.00  $     1.00 $     1.00 $   1.00



     In December 1999, the Company agreed to sell its Poultry Division.  The sale was completed on January 3, 2000.  Accordingly, the Company's financial statements and data above have been restated to reflect the Poultry Division as  a discontinued operation for all periods presented.  See Note 13 to  the consolidated financial statements for further discussion.

    As  described  in  Note 4 to the consolidated financial statements,  the

Company  changed its method of accounting for certain inventories from  FIFO to  LIFO in 1999.  The net effect of this change in 1999 was to increase net earnings by $2,456,000 or $1.65 per common share.

      In  December  1998,  the  Company sold its baking  and  flour  milling operations  in Puerto Rico, recognizing an after-tax gain of $33,272,000  or

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

per common share.




Quarterly Financial Data

(Unaudited)
Seaboard Corporation

(Thousands of dollars            1st       2nd       3rd      4th    Total for
except per share amounts)      Quarter   Quarter   Quarter  Quarter   the Year

1999
Net sales                     $ 256,936  308,981   318,769  370,618 $1,255,304
Operating income              $     872      905     3,563    7,325 $   12,665
Earnings (loss) from
 continuing operations        $  (4,128)  (4,297)   (3,007)  (1,962)$  (13,394)
Net earnings (loss)           $    (308)   2,056     2,262   (3,770)$      240
Earnings (loss) per common
 share from continuing
 operations                   $   (2.78)   (2.88)    (2.03)   (1.31)$    (9.00)
Earnings (loss) per common
 share                        $   (0.21)    1.39      1.52    (2.54)$     0.16
Dividends per common share    $     .25      .25       .25      .25 $     1.00
Market price range per common
 share:
              High            $     457      340       320      262
              Low             $     298      256       216      185 1/4

1998
Net sales                     $ 321,344  329,949   303,486  310,587 $1,265,366
Operating income              $  10,911   12,446     1,405    7,188 $   31,950
Earnings (loss) from
 continuing operations        $   2,910    4,658    (6,527)  31,803 $   32,844
Net earnings                  $   2,864    7,932     5,018   36,541 $   52,355
Earnings (loss) per common
 share from continuing
 operations                   $    1.96     3.13     (4.39)   21.38 $    22.08
Earnings per common share     $    1.93     5.33      3.37    24.57 $    35.20
Dividends per common share    $     .25      .25       .25      .25 $     1.00
Market price range per common
 share:
              High            $     435      375 1/16  336      445
              Low             $     365      265 1/2   261      256

    In December 1999, the Company agreed to sell its Poultry Division. The sale was completed on January 3, 2000. Accordingly, the Company's financial statements and data above have been restated to reflect the Poultry Division as a discontinued operation for all periods presented. See Note 13 to the consolidated financial statements for further discussion.
    As described in Note 4 to the consolidated financial statements, the Company changed its method of accounting for certain inventories from FIFO to LIFO during the fourth quarter of 1999. This change has been applied retroactively to January 1, 1999 and accordingly, the first three quarters of 1999 have been restated. The effect of this change in 1999 was to increase (decrease) net earnings and earnings per common share by $(1,341,000) ($(0.90) per share), $2,995,000 ($2.02 per share), $2,187,000
($1.47 per share) and $(1,385,000) ($(0.94) per share), respectively, for the first, second, third and fourth quarters of 1999.
    In the fourth quarter of 1998, the Company sold its baking and flour milling operations in Puerto Rico, recognizing an after-tax gain of $33,272,000 or $22.37 per common share. See Note 2 to the consolidated financial statements for further discussion.





Management's Discussion and Analysis


As more fully described in Note 13 to the consolidated financial statements, in December 1999 the Company agreed to sell its Poultry Division for $375 million, consisting of the assumption of approximately $16 million in indebtedness and the remainder in cash, subject to certain adjustments. The sale was completed on January 3, 2000 resulting in a pre-tax gain of approximately $148 million ($90 million after estimated taxes). The Company's financial statements have been restated to reflect the Poultry Division as a discontinued operation for all periods presented. As a result, the Poultry Division is no longer presented as a reportable segment, and two other divisions, Power and Wine, now qualify as reportable segments of the Company. Restated Poultry results are presented as earnings (losses) from discontinued operations, net of applicable income taxes, and exclude general corporate overhead and certain interest charges previously allocated to that division. The discussions and figures below are based on this restated presentation.

Liquidity and Capital Resources

(Dollars in millions)               1999           1998              1997

Current ratio                      1.45:1         1.65:1            1.47:1
Working capital                 $   189.1          235.8             168.3
Cash  from operating activities $   (40.5)          59.5             116.2
Capital expenditures            $    67.7           26.9              48.3
Long-term debt, exclusive of
    current maturities          $   318.0          313.3             290.5
Total capitalization*           $   859.8          852.0             763.5

* Total capitalization is defined as stockholders' equity and noncurrent liabilities.

Cash provided by operating activities for 1999 decreased $100.0 million compared to 1998. The decrease is primarily related to changes in certain components of working capital, which include Tabacal for 1999 (see Sugar and Citrus segment discussion below), and a decrease in net earnings from continuing operations. Changes in components of working capital are primarily related to the timing of normal transactions for voyage settlements, trade payables and receivables. Within the Commodity Trading and Milling segment there was a higher value of inventory in transit at December 31, 1999 than at December 31, 1998 resulting in increases in grain inventory and prepaid expense balances and a partially offsetting increase in deferred revenue balances. Current liabilities exclusive of debt increased only slightly during 1999 as the Company paid $14.6 million in taxes related to the 1998 gain from the sale of baking and flour milling operations in Puerto Rico primarily offsetting the increase in deferred revenue balances.

Cash provided by operating activities for 1998 decreased $56.7 million compared to 1997. The decrease in cash flows was primarily related to a decrease in net earnings from continuing operations and changes in certain components of working capital. Changes in components of working capital are primarily related to the timing of normal transactions for voyage settlements, trade payables and receivables. Within the Commodity Trading and Milling segment there was a smaller value of inventory in transit at December 31, 1998 compared to December 31, 1997 resulting in a decrease in deferred revenue balances and a partially offsetting decrease in related grain inventories.

Cash from investing activities for 1999 increased $44.7 million compared to 1998. The increase is primarily related to a net sale and maturity of investments in 1999 compared to a net purchase of investments in 1998. The net purchase of investments in 1998 related to the $72.4 million in cash received from the sale of baking and flour milling operations. During 1998, investments in and advances to foreign affiliates included $45.8 million to Tabacal. As further discussed in Note 5 to the consolidated financial statements, Tabacal has been consolidated since December 31, 1998. As such, funds invested in Tabacal during 1999 are reflected within the appropriate components of the cash flow statements, including capital expenditures. The Company invested $67.7 million in the property, plant and equipment of continuing operations during 1999 as described below.

The Company invested $22.1 million in the Pork segment during 1999 primarily for the expansion of existing hog production facilities and for improvements to the pork processing plant. The Company plans to invest $10.0 million in 2000 for general upgrades to the pork processing plant and continued expansion of existing hog production facilities. The Company previously disclosed plans to construct a second vertically integrated pork operation and is currently making arrangements to increase annual production to approximately three and one-half million hogs. Management anticipates that this increase in hog production will primarily be accomplished through a combination of operating lease arrangements, third party contract growers or the purchase of existing businesses. The timing of the remaining expansion plans, primarily related to a second processing plant, has not been finalized.

Capital expenditures in the Marine segment during 1999 totaled $20.0 million primarily for the purchase of two vessels previously chartered and for general replacement and upgrades of property and equipment. During 2000, the Company anticipates spending $7.5 million for general replacement and upgrades of property and equipment.

Capital expenditures in the Commodity Trading and Milling segment totaled $4.8 million, including $2.0 million to purchase a previously chartered bulk carrier vessel from a wholly-owned subsidiary of
Seaboard Flour Corporation, the owner of 75.3% of the Company's outstanding common stock. During 2000, the Company anticipates spending $4.2 million for general replacement and upgrades of property and equipment.

Capital expenditures in the Sugar and Citrus segment totaled $15.0 million primarily for improvements to existing operations and expansion of sugarcane fields. During 2000, the Company anticipates spending $14.5 million for improvements to existing operations and expansion of sugarcane fields.

Capital expenditures in all other segments for 1999 totaled $5.8 million in general modernization and efficiency upgrades of plant and equipment. Management anticipates that the planned capital expenditures for 2000 will be financed by internally generated cash.

During 1999, the Company invested $2.8 million to acquire additional shares of a Bulgarian winery originally acquired in 1998. During 1999, the Company invested $1.7 million for a minority interest in a flour mill in Angola which is being accounted for using the equity method.

In January 2000, the Company signed a construction contract to build a
71.2 megawatt barge-mounted power plant for approximately $50 million to be located in the Dominican Republic. The Company is currently evaluating financing options including potential leasing alternatives and expects to begin supplying power during the fourth quarter of 2000.

In February 2000, the Company signed an agreement to purchase assets of an existing hog production operation for approximately $75 million, consisting of $36 million in cash, the assumption of $33 million in debt and $6 million payable over the next four years. The transaction is expected to close in late March or early second quarter of 2000 and will be accounted for using the purchase method.

Cash from investing activities in 1998 increased $53.8 compared to 1997, primarily as a result of proceeds received from the disposition of businesses. On December 30, 1998, the Company completed the sale of its baking and flour milling businesses in Puerto Rico. These businesses were sold for $81.4 million and the assumption of $11.8 million of liabilities resulting in a gain of $54.5 million ($33.3 million after taxes). The proceeds from the sale consisted of approximately $72.4 million in cash and $9.0 million in notes receivable. See Note 2 to the consolidated financial statements for further discussion.

During 1998 the Company invested $26.9 million in property, plant and equipment of continuing operations. Capital expenditures in the Pork segment totaled $16.3 million primarily for improvements to the pork processing plant. Capital expenditures in the Marine segment totaled $5.2 million for general replacement and upgrades of property and equipment. Capital expenditures in all other segments totaled $5.4 million in general modernization and efficiency upgrades of plant and equipment. During 1998, the Company made $45.8 million in advances to and non-voting investments in Tabacal for working capital requirements, reduction of debt, general modernization, efficiency upgrades of plant and equipment, and expansion of sugarcane fields.

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

Cash from financing activities in 1999 increased $90.6 million compared to 1998 primarily related to proceeds from short-term borrowings and, to a lesser extent, terminating interest rate swap agreements. See further discussion of terminated swap agreements under "Derivative Information" below.

During 1999, the Company prepaid at a discount certain long-term debt obligations assumed with the purchase of the Bulgarian winery in October 1998 and adjusted certain balances related to the acquisition. During 1999, the Company also prepaid at a discount other higher cost, U.S. dollar denominated foreign subsidiary debt obligations. These prepayments reduced total long-term debt obligations by $13.5 million. Changes to the preliminary purchase price allocations and other non-cash adjustments related to these transactions resulted in immaterial adjustments to several balance sheet line items, primarily reductions to minority interest, net property, plant and equipment, and long-term debt.

During 1999, the Company's one-year revolving credit facilities totaling $145.0 million were increased to $153.3 million and extended for an additional year. In addition, the existing five-year revolving credit facility totaling $25.0 million was increased to $26.7 million. During 1999, the Company repaid the outstanding advances totaling $10.0 million on the five-year revolving credit facility and subsequently borrowed the full $26.7 million. As of December 31, 1999, the Company had $150.9 million outstanding under one-year revolving credit facilities totaling $153.3 million and $70.5 million outstanding under short-term uncommitted credit lines totaling $145.0 million.

Subsequent to year-end, the Company's one-year revolving credit facilities totaling $153.3 million maturing in the first quarter of 2000 were reduced to $141.0 million and extended for an additional year and short-term uncommitted credit lines totaling $145.0 million were reduced to $132.5 million. During the first several months of 2000 the Company anticipates repaying approximately $118.3 million in notes payable and industrial development revenue bonds from the proceeds of the Poultry Division sale.

Cash from financing activities in 1998 decreased $37.6 million compared to 1997 primarily related to repayments of short-term borrowings.

Cash  used  in  discontinued  poultry  operations  in  1999  primarily represents capital expenditures ($52.9 million including expansion projects) in excess of net operating cash flows. As part of the agreement to sell the Poultry Division, the Company plans to spend an additional $13.1 million in 2000 to complete these expansions on behalf of the buyer. This amount will be included as a reduction of the gain recorded on the sale in January 2000. Cash provided by discontinued poultry operations in 1998 primarily represents net operating cash flows in excess of capital expenditures ($18.6 million). The increase in cash from discontinued operations in 1998 over 1999 and 1997 is primarily a result of higher earnings and lower capital expenditures in 1998 compared to 1999 and 1997.

Management intends to continue seeking opportunities for expansion in the industries in which it operates and believes that the Company's liquidity, capital resources and borrowing capabilities, including proceeds from the sale of the Poultry Division, are adequate for its current and intended operations.



Results of Operations

Net sales totaled $1,255.3 million for the year ended December 31, 1999, compared to sales of $1,265.4 million for the year ended December 31, 1998. Operating income of $12.7 million for 1999 decreased $19.3 million compared to 1998.

Net sales totaled $1,265.4 million for the year ended December 31, 1998, compared to sales of $1,303.8 million for the year ended December 31, 1997. Operating income of $32.0 million for 1998 decreased $49.2 million compared to 1997.



Pork Segment

(Dollars in millions)        1999          1998           1997
Net sales                 $  571.2        500.4          531.6
Operating income          $   37.7         (1.1)          38.4

Net sales increased $70.8 million to $571.2 million in 1999 compared to 1998. This increase is primarily the result of an increase in sales volume and, to a lesser extent, improved prices for finished pork products. The increase in sales volume is the result of the hog processing plant operating at full capacity on a double-shift basis during 1999. The plant employed a second shift during the first half of 1998, but did not achieve full double-shift capacity until the third quarter of 1998. An excess supply of live hogs depressed pork prices during 1998 and the first half of 1999. During the second half of 1999 the excess declined, resulting in improved prices for the year. Although management cannot predict pork prices for 2000, it is anticipated that prices for finished pork products will continue to be favorable.

Operating income increased $38.8 million to $37.7 million in 1999 compared to 1998. This increase is primarily a result of improved sales prices, and to a lesser extent, a decrease in the cost of Company raised hogs. The decrease in the cost of Company raised hogs is primarily the result of lower grain prices. The Company also continued to benefit from low prices for third-party hogs purchased during 1999. However, an increase in this cost during the fourth quarter of 1999 compared to extremely low prices for third-party hogs during the fourth quarter of 1998 resulted in a slight increase in this cost for the year. In addition, effective January 1, 1999, the Company changed its method of accounting for certain pork inventories from FIFO to LIFO, increasing operating income in 1999 by $4.0 million. Although management cannot predict the cost of third-party hogs or grain prices for 2000, it is anticipated that market conditions for these items should continue to be favorable.

Net sales decreased $31.2 million to $500.4 million in 1998 compared to 1997. This decrease is the result of lower pork prices partially offset by an increase in sales volume. Lower sales prices for most pork products resulted from an industry wide excess supply of live hogs and, to a lesser extent, pricing pressure from the Asian economic situation. The increase in sales volume is the result of the hog processing plant operating at double-shift production during all of 1998. The plant did not employ a second shift until part way through the second quarter of 1997. During the third quarter of 1998, the plant reached full capacity on a double-shift basis.

Operating income decreased $39.5 million to $(1.1) million in 1998 compared to 1997. This decrease is primarily the result of lower prices for finished pork products without a comparable decrease in the cost of production. This decrease was partially offset by an increase in the percentage of cheaper third-party hogs processed compared to Company raised hogs.



Marine Segment

(Dollars in millions)        1999          1998           1997
Net sales                 $  307.7        310.9          309.3
Operating income          $   (1.9)        17.4           27.3

Net sales decreased $3.2 million to $307.7 million in 1999 compared to 1998. Cargo volumes and applicable cargo rates decreased in the first half of 1999 compared to 1998 primarily as a result of weak economic conditions in certain South American markets served by the Company. During the second half of 1999, overall cargo volume increased from 1998 due to improvements in certain markets, but the effect on net sales was largely offset as rates remained depressed.

Operating income from the Marine segment decreased $19.3 million to $(1.9) million in 1999 compared to 1998, primarily as a result of lower cargo rates discussed above. Management expects that these situations will continue to have a negative effect on financial results during 2000. A new U.S. shipping law, The Ocean Reform Act of 1998, went into effect in May 1999 and permits shipping companies to enter into unregulated confidential rate agreements with shippers. Management is not able to determine the impact, if any, this new law had on 1999 financial results.

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



Commodity Trading and Milling Segment

(Dollars in millions)        1999          1998           1997
Net sales                 $  259.5        306.4          313.9
Operating income          $    2.6         10.5            9.5

Net sales decreased $46.9 million to $259.5 million in 1999 compared to 1998, primarily as a result of lower wheat sales to certain foreign affiliates, lower soybean sales to third parties and, to a lesser extent, a decrease in commodity prices sold in foreign markets. Wheat sales to certain foreign affiliates decreased as political unrest resulted in economic problems that reduced consumer purchasing power and thus lowered milling volumes. Such decreases were partially offset by the addition of sales during 1999 from the Company's milling operations in Zambia acquired in late 1998.

Operating income decreased $7.9 million to $2.6 million in 1999 compared to 1998, primarily as a result of the decrease in wheat sales and margins to certain foreign affiliates as discussed above and operating losses from the Company's milling operations in Zambia acquired in late 1998. Continued political unrest and economic problems in countries where the Company does business could continue to have a negative effect on financial results during 2000.

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



Sugar and Citrus Segment

(Dollars in millions)        1999          1998           1997
Net sales                 $   46.9           --             --
Operating income          $  (15.9)          --             --

As discussed in Note 5 to the consolidated financial statements, comparative operating results for the Sugar and Citrus segment are not presented as Tabacal was accounted for on the equity method in 1998. However, lower sugar prices have offset increased volumes resulting in lower revenues and higher losses in 1999 compared to 1998. Lower sugar prices are primarily the result of an excess supply of sugar in Argentina and, to a lesser extent, lower sugar prices on the world market. Also, during the second quarter of 1999 severance charges of $3.0 million were incurred related to certain employee layoffs enacted to reduce future operating costs. Although management cannot predict sugar prices for 2000, it is anticipated that sugar prices will remain at low levels that result in operating losses for the Company. During 1998, the loss from foreign affiliates attributable to Tabacal was $15.8 million.

As a result of recent operating results for Tabacal, the Company has evaluated the recoverability of Tabacal's long-lived assets and believes that the value of those assets are presently recoverable. However, any further decline in sugar prices would likely result in the carrying values not being recoverable, which would result in a material charge to earnings for the impairment of these assets.



Power Segment

(Dollars in millions)        1999          1998           1997
Net sales                 $   23.0         26.2           30.3
Operating income          $    7.9          8.8            7.9

Net sales decreased $3.2 million to $23.0 million in 1999 compared to 1998. Operating income decreased $0.9 million to $7.9 million in 1999 compared to 1998. These decreases are primarily a result of the termination of operations in October 1998 of a customer that was the only user of service from a generating station owned by the Company.

Net sales decreased $4.1 million to $26.2 million in 1998 compared to 1997, primarily as a result of the customer discussed above decreasing usage throughout 1998 prior to terminating operations in October. Despite the decrease in sales, operating income increased $0.9 million to $8.8 million in 1998 compared to 1997 primarily due to the recovery of previously written off receivables associated with the termination of service discussed above.



Wine Segment

(Dollars in millions)        1999          1998           1997
Net sales                 $   12.9           --             --
Operating income          $   (5.9)          --             --

As discussed in Note 2 to the consolidated financial statements, the Company acquired an existing Bulgarian winery in October 1998. No results are presented for 1998 as the winery is reported on a three-month lag. Operating losses in 1999 are primarily a result of acquiring more expensive wine materials on the open market to supplement local grape shortages and reserving for uncollectible advances for raw materials. Although management is not able to predict the amount of operating losses for 2000, it is anticipated that operating losses will continue during 2000.



Other Operations

(Dollars in millions)        1999          1998           1997
Net sales                 $   34.3        121.5          118.6
Operating income          $   (4.4)         1.8            1.9

Net sales from other operations decreased $87.2 million to $34.3 million in 1999 compared to 1998, while operating income decreased $6.2 million to $(4.4) million in 1999 compared to 1998. These decreases are primarily a result of the sale of the Puerto Rican baking operations in December 1998 as discussed in Note 2 to the consolidated financial statements. Changes in net sales and operating income from other operations in 1998 compared to 1997 were not significant.



Selling, General and Administrative Expenses

Selling, general and administrative expenses (SG&A) totaled $107.8 million, $119.3 million and $116.4 million for the years ended December 31, 1999, 1998 and 1997, respectively. As a percent of revenues, SG&A decreased to 8.6% in 1999 compared to 9.4% in 1998 primarily as a result of the sale of the Puerto Rican baking operations in December 1998. This decrease is partially offset by the consolidation of Tabacal results in 1999, including the $3.0 million of severance charges discussed above, and the winery and Zambia milling operations acquired in late 1998. As a percent of revenues, SG&A increased to 9.4% in 1998 compared to 8.9% in 1997 primarily as a result of various cost increases in the Marine segment.



Interest Income

Interest income totaled $7.4 million, $7.1 million and $6.1 million for the years ended December 31, 1999, 1998 and 1997, respectively. The increase in 1999 reflects an increase in interest rates partially offset by a decrease in average funds invested. The increase in 1998 is primarily the result of an increase in average funds invested.



Interest Expense

Interest  expense  totaled  $31.4 million,  $26.4  million  and  $25.6 million for the years ended December 31, 1999, 1998 and 1997, respectively. The increase during 1999 over 1998 reflects an increase in both long-term and short-term average borrowings and an increase in interest rates. The increase in average borrowings during 1999 is primarily attributable to the consolidation of Tabacal in December 1998.



Loss from Foreign Affiliates

Loss from foreign affiliates totaled $1.4 million, $17.1 million and $8.7 million for the years ended December 31, 1999, 1998 and 1997, respectively. Losses during 1998 and 1997 are primarily attributable to the operations of Tabacal. As discussed in Note 5 to the consolidated financial statements, Tabacal is included in 1999 consolidated operations. During 1998, losses increased from Tabacal as a result of lower sugar prices and planned operating efficiencies and harvest production levels not being realized.



Gain on Disposition of Businesses

On December 30, 1998, the Company completed the sale of its baking and flour milling businesses in Puerto Rico resulting in a pre-tax gain of $54.5 million ($33.3 million after taxes). See Note 2 to the consolidated financial statements for further discussion.



Miscellaneous Income

Miscellaneous income totaled $3.1 million, $3.9 million and $1.2 million for the years ended December 31, 1999, 1998 and 1997, respectively. The increases in 1999 and 1998 over 1997 are primarily the result of gains on the sale of fixed assets in the Marine segment as older, fully depreciated equipment was replaced in the normal course of business.



Income Tax Expense

The effective tax rates increased significantly during 1999 and 1998 primarily as a result of significant increases in overall losses from foreign entities for which tax benefits are not available within their respective countries or to offset domestic income.



Discontinued Operations

Earnings from discontinued poultry operations, net of income taxes, decreased in 1999 compared to 1998 due primarily to lower overall sales prices for poultry products, partially offset by lower finished feed costs. An increase in poultry production within the industry has resulted in lower prices for most poultry products while the Russian economic situation continued to have a negative effect on domestic prices for dark meat sales.

Earnings from discontinued operations, net of income taxes, increased in 1998 compared to 1997 primarily as a result of significantly lower finished feed costs, improved sales prices and, to a lesser extent, uninterrupted operations of a plant that was shut down for one week in 1997 for a process conversion.



Other Financial Information

The Company is subject to various federal and state regulations regarding environmental protection and land and water use. Among other things, these regulations affect the disposal of livestock waste and corporate farming matters in general. Management believes it is in compliance with all such material regulations. Laws and regulations in the states where the Company currently conducts its pork operations are becoming more restrictive. These and future changes could delay the Company's expansion plans or increase related development costs. Future changes in environmental or corporate farming laws could affect the manner in which the Company operates its business and its cost structure.

During the second quarter of 1998 the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and all hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities at their fair values. Accounting for changes in the fair value of a derivative depends on its designation and effectiveness. For derivatives that qualify as effective hedges, the change in fair value will have no net impact on earnings until the hedged transaction affects earnings. For derivatives that are not designated as hedging instruments, or for the ineffective portion of a hedging instrument, the change in fair value will affect current period net earnings. During the second quarter of 1999 the Financial Accounting Standards Board amended SFAS No. 133 delaying the effective date. The Company will adopt SFAS No. 133 during the first quarter of fiscal 2001. Depending on market interest rates and the types of financial hedging derivatives in place at the time of adoption, if any, adoption of this statement could result in significant adjustments to the Company's balance sheet as financial derivatives are recorded as assets or liabilities at fair value with corresponding adjustments to Other Comprehensive Income. The Company does not believe adoption will have a material impact on the Company's net earnings or cash flows.

The Company has not experienced nor does it expect to experience any significant Year 2000 issues or disruptions in operations. The
Company believes that the total costs, including equipment replacements and internal costs consisting primarily of payroll related costs, to resolve Year 2000 issues were not material to the Company's consolidated financial statements.

The Company does not believe its businesses have been materially adversely affected by general inflation.



Derivative Information

The Company is exposed to various types of market risks from its day-to-day operations. Primary market risk exposures result from changing interest rates and commodity prices. Changes in interest rates impact the cash required to service variable rate debt. From time to time, the Company uses interest rate swaps to manage risks of increasing interest rates. Changes in commodity prices impact the cost of necessary raw materials as well as the selling prices of finished products. The Company uses corn, wheat, soybeans and soybean meal futures and options to manage risks of increasing prices of raw materials. The Company uses hog futures and options to manage risks of decreasing prices of pork products. The Company is also subject to foreign currency exchange rate risk on a short-term note payable denominated in foreign currency. This risk is managed through the use of a foreign currency forward exchange agreement.

The table below provides information about the Company's non-trading financial instruments sensitive to changes in interest rates at December 31, 1999. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. At December 31, 1999, long-term debt includes foreign subsidiary obligations of $5.1 million denominated in U.S. dollars and $12.8 million payable in Argentine pesos. At December 31, 1998, long-term debt includes foreign subsidiary obligations of $21.5 million denominated in U.S. dollars and $14.6 million payable in Argentine pesos. The Argentine peso is currently pegged to the U.S. dollar and accordingly, management believes there is minimal exchange rate risk. Weighted average variable rates are based on rates in place at the reporting date. Short-term instruments including short-term investments, non-trade receivables and current notes payable have carrying values that approximate market and are not included in this table due to their short-term nature.

 (Dollars in thousands)  2000   2001   2002    2003    2004 Thereafter  Total
Long-term debt:
 Fixed rate           $8,964  23,388  22,842  47,126  47,149  102,145 $251,614
  Average interest rate 5.84%   7.02%   6.78%   7.48%   7.48%    8.01%    7.53%
 Variable rate        $2,523       -  26,667       -   6,000   42,700  $77,890
  Average interest rate 5.00%      -    6.57%      -    5.85%    6.17%    6.25%

Non-trading financial instruments sensitive to changes in interest rates at December 31, 1998 consisted of fixed rate long-term debt totaling $263,749 million with an average interest rate of 7.71%, and variable rate long-term debt totaling $68,183 million with an average interest rate of 5.60%. At December 31, 1998, the Company had interest rate exchange agreements in place effectively fixing the interest rate on $200 million of variable rate debt to a fixed, weighted average rate of 6.33%. During 1999 the Company terminated these agreements for proceeds totaling $6.0 million.

Inventories that are sensitive to changes in commodity prices, including carrying amounts and fair values at December 31, 1999 and 1998 are presented in Note 4 to the consolidated financial statements. Projected raw material requirements, finished product sales, and firm sales commitments may also be sensitive to changes in commodity prices. The tables below provide information about the Company's derivative contracts that are sensitive to changes in commodity prices. Although used to manage overall market risks, certain contracts do not qualify as hedges for financial reporting purposes. As a result, they are classified as trading instruments and carried at fair market value. Contracts that qualify as hedges for financial reporting purposes are classified as non-trading instruments. Gains and losses on non-trading instruments are deferred and recognized as adjustments of the carrying amounts of the commodities when the hedged transaction occurs. The following tables present the notional quantity amounts, the weighted average contract prices, the contract maturities, and the fair value of the position of the Company's open trading and non-trading derivatives at December 31, 1999.

Trading:
                                  Contract Volumes       Wtd.-avg.               Fair
Futures Contracts               Quantity (000's)Units  Price/Unit  Maturity Value (000's)
Corn purchases - long                1,010 bushels       $ 1.99      2000       $  54
Corn sales - short                   1,045 bushels         2.13      2000         (50)

Hog sales - short                    1,440 pounds          0.59      2000          16

                                  Contract Volumes       Wtd.-avg.Exercise                 Fair
Option Contracts                Quantity (000's)Units       Price/Unit      Maturity   Value (000's)
Corn puts written - long             2,300 bushels            $ 2.11          2000         $(273)
Corn  puts  purchased - short        2,000 bushels              1.90          2000            40

Corn  calls  written - short         2,060 bushels              2.39          2000          (137)
Corn  calls  purchased - long        2,725 bushels              2.57          2000           110

Wheat  puts  written - long          1,885 bushels              2.70          2000          (402)
Wheat  puts  purchased - short       1,345 bushels              2.71          2000           362

Wheat  calls  written - short        1,750 bushels              3.40          2000            (5)
Wheat  calls  purchased - long       2,585 bushels              3.12          2000            55

Soybean meal calls purchased - long    5.6 tons               145.98          2000            32

Soybean meal puts written - long       5.6 tons               135.98          2000            (8)


Non-trading:

                                Contract Volumes         Wtd.-avg.               Fair
Futures Contracts               Quantity (000's)Units  Price/Unit  Maturity  Value (000's)
Corn purchases - long                2,130 bushels      $  2.06      2000       $ (32)
Corn sales - short                   2,950 bushels         2.01      2000        (118)

Wheat purchases - long                 405 bushels         3.24      2000         (60)
Wheat sales - short                    870 bushels         2.77      2000          91

Soybean meal purchases - long         28.2 tons          144.20      2000          72
Soybean  meal  sales - short          31.4 tons          145.07      2000         (53)

At December 31, 1998, the Company had net trading contracts to purchase 10.8 million bushels of grain (fair value of $(628,000)) and 115,000 tons of meal (fair value of $68,000), and net contracts to sell 1.4 million pounds of hogs (fair value of $(11,000)). At December 31, 1998, the Company had net non-trading contracts to purchase 1.1 million bushels of grain (fair value of $(101,000)) and 4,000 tons of meal (fair value of $44,000).

The table below provides information about the Company's financial instruments and related derivative financial instruments sensitive to foreign currency exchange rates, consisting of a Japanese Yen (Yen) denominated note obligation and a foreign currency forward exchange agreement. Information is presented in U.S. dollar equivalents. The table presents the notional amounts and weighted average exchange rate by contractual maturity date. The notional amount is generally used to calculate the contractual payments to be exchanged under the contract. Due to the short-term nature of these instruments, their carrying and contract values approximate market.


(Dollars in thousands)                                  1999         1998

Short-term notes payable:
 Variable rate (Yen)                                  $20,000      $16,560
 Average interest rate                                   7.19%        5.85%

Related derivative:
 Forward exchange agreement, including projected
   interest  due at maturity (receive Yen/pay $US)    $20,363      $16,616
 Exchange rate                                         104.13       116.63








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






Independent Auditors' Report

     We have audited the accompanying consolidated balance sheets of Seaboard Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of earnings,

changes in equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

     As discussed in Note 4 to the consolidated financial

statements, the Company changed its method of accounting for certain inventories from the first-in, first-out method to the last-in, first-out method in 1999.





                                        KPMG LLP
Kansas City, Missouri
February 28, 2000







                    Seaboard Corporation and Subsidiaries
                     Consolidated Statements of Earnings
               (Thousands of dollars except per share amounts)


                                                  Years ended December 31,

                                               1999        1998        1997

Net sales                                   $1,255,304  $1,265,366  $1,303,753

Cost of sales and operating expenses         1,134,879   1,114,073   1,106,224

     Gross income                              120,425     151,293     197,529

Selling, general and administrative expenses   107,760     119,343     116,378

     Operating income                           12,665      31,950      81,151

Other income (expense):

     Interest income                             7,446       7,072       6,127

     Interest expense                          (31,418)    (26,371)    (25,577)

     Loss from foreign affiliates               (1,413)    (17,105)     (8,733)

     Gain on disposition of business                --      54,544          --

     Minority interest                           1,283          --          --

     Miscellaneous                               3,128       3,908       1,221

     Total other income (expense), net         (20,974)     22,048     (26,962)

Earnings (loss) from continuing operations
 before income taxes                            (8,309)     53,998      54,189

Income tax expense                              (5,085)    (21,154)    (17,624)

Earnings (loss) from continuing operations     (13,394)     32,844      36,565

Earnings (loss) from discontinued operations,
  net of income taxes of $8,278, $11,753 and
  $(3,616), for 1999, 1998 and 1997
  respectively                                  13,634      19,511     (5,991)

Net earnings                                $      240  $   52,355  $  30,574


Earnings per common share:

     Earnings (loss) from continuing
      operations                            $    (9.00) $    22.08  $   24.58

     Earnings (loss) from discontinued
      operations                                  9.16       13.12      (4.03)

Earnings per common share                   $     0.16  $    35.20  $   20.55



See accompanying notes to consolidated financial statements.


                    Seaboard Corporation and Subsidiaries
                         Consolidated Balance Sheets
                           (Thousands of dollars)


                                                        December 31,

               Assets                              1999            1998
Current assets:

 Cash and cash equivalents                    $   11,039      $   20,716

 Short-term investments                           91,609         155,763

 Receivables:

  Trade                                          141,838         133,282

  Due from foreign affiliates                     31,383          25,319

  Other                                           27,785          21,418

                                                 201,006         180,019

  Allowance for doubtful receivables             (29,075)        (26,117)

   Net receivables                               171,931         153,902

 Inventories                                     200,382         151,957

 Deferred income taxes                            15,031          14,604

 Prepaid expenses and deposits                    20,395          12,268

 Current assets of discontinued operations       103,464          92,059

   Total current assets                          613,851         601,269

Investments in and advances to foreign
 affiliates                                       28,449          28,416

Net property, plant and equipment                480,415         462,856

Other assets                                      30,204          33,506

Non-current assets of discontinued operations    132,407          97,087

 Total Assets                                 $1,285,326      $1,223,134



See accompanying notes to consolidated financial statements.


                    Seaboard Corporation and Subsidiaries
                         Consolidated Balance Sheets
                           (Thousands of dollars)
                                                        December 31,

     Liabilities and Stockholders' Equity         1999             1998
Current liabilities:

 Notes payable to banks                      $   221,353     $   158,980

 Current maturities of long-term debt             11,487          18,608

 Accounts payable                                 61,529          58,662

 Accrued liabilities                              57,045          73,827

 Deferred revenues                                31,929          15,384

 Accrued payroll                                  17,360          16,353

 Current liabilities of discontinued operations   24,013          23,650

  Total current liabilities                      424,716         365,464

Long-term debt, less current maturities          318,017         313,324

Deferred income taxes                             41,589          44,147

Other liabilities                                 34,924          27,609

Non-current liabilities of discontinued
 operations                                       16,824          17,116

  Total non-current and deferred liabilities     411,354         402,196

Minority interest                                    831           5,682

Commitments and contingent liabilities

Stockholders' equity:

Common stock of $1 par value.  Authorized
 4,000,000 shares; issued 1,789,599 shares
 including 302,079 shares of treasury stock        1,790           1,790

Shares held in treasury                             (302)           (302)

                                                   1,488           1,488

Additional capital                                13,214          13,214

Accumulated other comprehensive income              (201)            (81)

Retained earnings                                433,924         435,171

Total stockholders' equity                       448,425         449,792

Total Liabilities and Stockholders' Equity    $1,285,326      $1,223,134

See accompanying notes to consolidated financial statements.

                    Seaboard Corporation and Subsidiaries
                Consolidated Statements of Changes in Equity
               (Thousands of dollars except per share amounts)
                Years ended December 31, 1999, 1998 and 1997

                                                                Accumulated
                                                                   Other
                               Common   Treasury   Additional   Comprehensive   Retained   Comprehensive
                                Stock    Stock      Capital        Income       Earnings       Inome
Balances, January 1, 1997     $  1,790  $ (302)    $ 13,214     $  16           $ 355,216


Net earnings                        --      --           --        --              30,574  $ 30,574

Other comprehensive income,
 net of income tax benefit
 of $3                              --      --           --        (6)                 --        (6)

Comprehensive income                --      --           --        --                  --    30,568

Dividends on common stock
($1.00 per share)                   --      --           --        --              (1,487)

Balances, December 31, 1997      1,790    (302)      13,214        10             384,303


Net earnings                        --      --           --        --              52,355    52,355

Other comprehensive income,
 net of income tax benefit          --      --           --       (91)                 --       (91)
 of $56

Comprehensive income                --      --           --        --                  --    52,264

Dividends on common stock
($1.00 per share)                   --      --           --        --              (1,487)

Balances, December 31, 1998      1,790    (302)      13,214       (81)            435,171


Net earnings                        --      --           --        --                 240       240

Other comprehensive income,
 net of income tax benefit
 of $77                             --      --           --      (120)                 --      (120)

Comprehensive income                --      --           --        --                  --  $    120

Dividends on common stock
($1.00 per share)                   --      --           --        --              (1,487)

Balances, December 31, 1999   $  1,790  $ (302)    $ 13,214     $(201)          $ 433,924

See accompanying notes to consolidated financial statements.

                    Seaboard Corporation and Subsidiaries
                    Consolidated Statements of Cash Flows
                           (Thousands of dollars)

                                                   Years ended December 31,

                                                 1999        1998        1997

Cash flows from operating activities:
 Net earnings                                 $    240    $  52,355     30,574
 Adjustments to reconcile net earnings to
 cash from operating activities:
  Net (earnings) loss from discontinued
   operations                                  (13,634)    (19,511)      5,991
  Depreciation and amortization                 45,582       40,479     41,746
  Loss from foreign affiliates                   1,413       17,105      8,733
  Deferred income taxes                         (2,985)      10,884      2,719
  Gain from sale of fixed assets                (1,984)      (2,737)    (1,798)
  Gain from disposition of businesses               --      (54,544)        --
 Changes in current assets and liabilities
   (net of businesses acquired and disposed):
  Receivables, net of allowance                (18,029)       7,471    (17,196)
  Inventories                                  (48,425)      33,162    (21,320)
  Prepaid expenses and deposits                 (8,127)      (1,040)    (1,398)
  Current liabilities exclusive of debt          3,637      (23,814)    62,856
 Other, net                                      1,837         (346)     5,266
   Net cash from operating activities          (40,475)      59,464    116,173

Cash flows from investing activities:
 Purchase of investments                      (443,978)    (446,868)  (277,437)
 Proceeds from the sale of investments         456,903      311,433    193,303
 Proceeds from the maturity of investments      51,073       85,053     65,754
 Capital expenditures                          (67,713)     (26,913)   (48,324)
 Investments in and advances to foreign
  affiliates, net                               (1,446)     (48,586)   (41,834)
 Proceeds from the sale of fixed assets          5,042        9,795      7,117
 Investment in domestic affiliate                   --       (2,500)        --
 Additional investment in a controlled
  subsidiary                                    (2,791)          --         --
 Acquisition of business (net of cash acquired)     --       (1,388)        --
 Proceeds from disposition of businesses            --       72,359         --
   Net cash from investing activities           (2,910)     (47,615)  (101,421)

Cash flows from financing activities:
 Notes payable to banks, net                    62,373      (15,025)     7,288
 Proceeds from issuance of long-term debt       26,667           --     10,213
 Principal payments of long-term debt          (26,807)      (7,400)    (1,278)
 Dividends paid                                 (1,487)      (1,487)    (1,487)
 Proceeds from termination of interest rate
  swap agreements                                5,982           --         --
 Bond construction fund                             --           --     (1,055)
   Net cash from financing activities           66,728      (23,912)    13,681

Net cash flows from discontinued operations    (33,020)      24,227    (31,348)

Net change in cash and cash equivalents         (9,677)      12,164     (2,915)

Cash and cash equivalents at beginning of year  20,716        8,552     11,467

Cash and cash equivalents at end of year      $ 11,039    $  20,716   $  8,552

See accompanying notes to consolidated financial statements.


                   Seaboard Corporation and Subsidiaries
                Notes to Consolidated Financial Statements
                     December 31, 1999, 1998 and 1997


Note 1

Summary of Significant Accounting Policies


Operations of Seaboard Corporation and its Subsidiaries

       Seaboard  Corporation  and  its  subsidiaries  (the  Company)  is  a diversified international agribusiness and transportation company primarily engaged  in  domestic pork production and processing, and  cargo  shipping.

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



Principles of Consolidation and Investments in Affiliates

     The consolidated financial statements include the accounts of Seaboard

Corporation  and  its domestic and foreign subsidiaries.   All  significant

intercompany   balances   and  transactions   have   been   eliminated   in

consolidation.  The Company's investments in non-controlled affiliates  are accounted  for  by the equity method.  Financial information  from  certain foreign  subsidiaries and affiliates is reported on a one-  to  three-month lag  depending on the specific entity.  As more fully described in Note 13,

in  December  1999  the  Company  agreed  to  sell  its  Poultry  Division.

Accordingly,  the  Company's  financial  statements  and  notes  have  been restated  to  reflect the Poultry Division as a discontinued operation  for all periods presented.



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



Inventories

     Effective January 1, 1999, the Company changed its method of accounting from the lower of first-in, first-out (FIFO) cost or market to the lower of last-in, first-out (LIFO) cost or market for determining inventory cost of live hogs, dressed pork product and related materials.

All other inventories are valued at the lower of FIFO cost or market.



Property, Plant and Equipment

      Property,  plant  and equipment are carried at  cost  and  are  being depreciated generally on the straight-line method over useful lives ranging from  3 to 30 years.  Property, plant and equipment leases which are deemed to  be  installment purchase obligations have been capitalized and included in  the  property, plant and equipment accounts.  Maintenance, repairs  and

minor  renewals  are  charged  to  operations  while  major  renewals   and

improvements are capitalized.



Deferred Grant Revenue

      Included  in  other  liabilities at December 31,  1999  and  1998  is

$10,704,000  and  $11,127,000, respectively,  of  deferred  grant  revenue.

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



Comprehensive Income

      For  the  years  ended  December  31,  1999,  1998  and  1997,  other comprehensive  income  adjustments  were  not  material  and  consisted  of unrealized  gains  on  available-for-sale securities and  foreign  currency cumulative translation adjustments, net of tax.



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



Impairment of Long-lived Assets

      Long-lived  assets and certain identifiable intangibles are  reviewed for  impairment whenever events or changes in circumstances  indicate  that the carrying amount may not be recoverable.  Recoverability of assets to be held  and  used is measured by a comparison of the carrying amount  of  the

asset  to future net cash flows expected to be generated by the asset.   If

such  assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.  See Note 12 for  discussion of recoverability of Sugar and Citrus segment's  long-lived assets.



Earnings Per Common Share

       Earnings  per  common  share  are  based  upon  the  average  shares outstanding  during the period.  Average shares outstanding were  1,487,520 for  each  of  the  three years ended December 31,  1999,  1998  and  1997,

respectively.  Basic and diluted earnings per share are the  same  for  all periods presented.



Cash and Cash Equivalents

     For purposes of the consolidated statements of cash flows, the Company

considers   all   demand  deposits  and  overnight  investments   as   cash

equivalents.  Included in accounts payable are outstanding checks in excess of  cash  balances of $23,483,000 and $19,997,000 at December 31, 1999  and

1998,  respectively.   The amounts paid (received)  for  income  taxes  and

interest are as follows:

                                             Years ended December 31,

(Thousands of dollars)                      1999        1998        1997

Interest (net of amounts capitalized)  $    33,090     26,444     24,753

Income taxes                           $    15,432     (3,608)     7,987



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

                                             Year ended December 31,

(Thousands of dollars)                                 1998

Decrease in short-term investments                   $  3,429

Decrease in other working capital                       1,303

Decrease in fixed assets                               19,736

Decrease in other net assets                            1,347

Long-term note receivable from sale                    (8,000)

Gain on disposal                                       54,544

  Proceeds from disposition of businesses            $ 72,359



Foreign Currency

      The  Company has operations in and transactions with customers  in  a number of foreign countries.  The currencies of the countries fluctuate  in relation  to  the U.S. dollar.  Most of the Company's major  contracts  and transactions,  however, are denominated in U.S. dollars.  In addition,  the value  of  the  U.S.  dollar fluctuates in relation to  the  currencies  of

countries   where  certain  of  the  Company's  foreign  subsidiaries   and

affiliates  primarily  conduct  business.   These  fluctuations  result  in

exchange  gains  and losses.  The activities of these foreign  subsidiaries and affiliates are primarily conducted with U.S. subsidiaries or operate in hyper-inflationary environments.  As a result, the Company  translates  the financial  statements of certain foreign subsidiaries and affiliates  using the  U.S. dollar as the functional currency.  The exchange gains and losses reported  in  earnings were not material for the years ended  December  31,

1999,  1998 and 1997.  Foreign currency exchange restrictions imposed  upon the  Company's foreign subsidiaries and foreign affiliates do  not  have  a significant effect on the consolidated financial position of the Company.

      Certain  foreign subsidiaries use local currency as their  functional

currency.   Assets and liabilities of these subsidiaries are translated  to

U.S.  dollars at year-end exchange rates, and income and expense items  are translated at average rates for the year.  Resulting translation gains  and losses  were not material for the years ended December 31, 1999,  1998  and

1997.   Translation  gains  and  losses  are  recorded  as  components   of

accumulated other comprehensive income.



Financial Instruments

      The  Company,  from time-to-time, enters into interest rate  exchange agreements  which  involve  the  exchange of fixed-rate  and  variable-rate interest  payments over the life of the agreements without the exchange  of the  underlying  notional amounts to hedge the effects of  fluctuations  in

interest   rates.    These  agreements  effectively  convert   specifically

identified, variable-rate debt into fixed-rate debt.  The Company also  has a foreign currency exchange agreement to manage a foreign currency exchange

risk   on   a  short-term  note  which  is  payable  in  foreign  currency.

Differences  to  be  paid or received are accrued as interest  or  exchange

rates change and are recognized as an adjustment to interest expense.   See

Note 8 for a description of outstanding exchange rate agreements.

      Gains  and losses on termination of interest rate exchange agreements are deferred and recognized over the term of the underlying debt instrument as  an adjustment to interest expense.  At December 31, 1999 and 1998,  net deferred  gains  on  terminated interest rate exchange  agreements  totaled

$6,435,000  and  $784,000,  respectively.   In  cases  where  there  is  no

remaining  underlying debt instrument, gains and losses on termination  are recognized currently in miscellaneous income (expense).



Commodity Instruments

      The  Company enters into forward purchase and sale contracts, futures and  options to manage its exposure to price fluctuations in the  commodity

markets.   These  commodity instruments generally involve  the  anticipated purchase  of feed grains and the sale of hogs.  At December 31,  1999,  the

Company had net contracts to purchase 1.0 million bushels of grain and  8.0 tons of meal, and net contracts to sell 1.4 million pounds of hogs.

     Gains and losses on commodity instruments designated as hedges and for which  there  is  high  correlation between changes in  the  value  of  the instrument  and changes in the value of the hedged commodity  are  deferred and  ultimately  recognized  in operations as  part  of  the  cost  of  the

commodity.   Gains and losses on qualifying hedges of firm  commitments  or probable  anticipated  transactions are also  deferred  and  recognized  as adjustments  of  the carrying amounts of the commodities  when  the  hedged transaction  occurs.  When a qualifying hedge is terminated  or  ceases  to meet  the specific criteria for use of hedge accounting, any deferred gains or losses through that date continue to be deferred.  Commodity instruments not  qualifying as hedges for financial reporting purposes  are  marked  to market  and  included  in cost of sales in the consolidated  statements  of

operations.   For the years ended December 31, 1999, 1998 and 1997,  losses

on   commodity  contracts  reported  in  operating  income  were  $592,000,

$3,139,000  and $2,962,000, respectively.  At December 31,  1999,  the  net deferred  loss  on commodity instruments was $426,000, compared  to  a  net deferred  gain at December 31, 1998 of $92,000.  These amounts are included in  deferred revenues in the consolidated balance sheets.  Cash flows  from commodity  instruments are classified in the same category  as  cash  flows from the hedged commodities in the consolidated statements of cash flows.



Note 2

Acquisitions and Dispositions of Businesses


      In  December  1999, the Company agreed to sell its Poultry  Division.

The  sale of this division is presented as a discontinued operation and  is more fully described in Note 13.

      In  October 1998, the Company purchased a controlling interest in  an existing Bulgarian winery by acquiring newly issued shares for $15,000,000.

During  1999, the Company further increased its interest in the  winery  by purchasing previously issued shares for $2,791,000.  In November 1998,  the

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

                                                      Years ended December 31,

(Thousands of dollars, except per share amounts)       1998             1997

Net sales                                          $1,174,190        1,209,776

Earnings (loss) from continuing operations         $   (1,966)          34,465

Net earnings                                       $   17,545           28,474

Earnings (loss) per share from continuing
 operations                                        $    (1.32)           23.17

Earnings per share                                 $    11.79            19.14

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

December  31, 1999 and 1998.  The gross realized gains and losses on  sales of  available-for-sale securities were not material  for  the  years  ended

December  31,  1999,  1998 and 1997.  The following is  a  summary  of  the estimated fair value of available-for-sale securities at December 31,  1999 and 1998:

                                                          December 31,

(Thousands of dollars)                               1999              1998

U.S. Treasury securities and obligations of U.S.
 government agencies                              $  33,960         $  39,265

Obligations of states and political subdivisions     35,526            60,877

Other securities                                     22,123            55,621

Total securities                                  $  91,609         $ 155,763



Note 4

Inventories


      During the fourth quarter of 1999, the Company changed its method  of accounting for certain inventories of the Pork Division from FIFO to  LIFO,

retroactively  effective as of January 1, 1999.  The Company  believes  the new  method  is  preferable because the LIFO method of valuing  inventories more  closely matches current costs and revenues in periods of price  level

changes.   The net effect of this change was to increase net earnings  from continuing operations by $2,456,000 or $1.65 per common share.



A summary of inventories at the end of each year is as follows:

                                                          December 31,

(Thousands of dollars)                               1999              1998

At lower of LIFO (FIFO for 1998) cost or market:

 Live hogs and related materials                  $  75,662         $  73,804

 Dressed pork and related materials                   8,360             8,766
                                                     84,022            82,570
 LIFO allowance                                       4,026                --

  Total inventories at lower of LIFO cost or market  88,048            82,570

At lower of FIFO cost or market:

 Grain, flour and feed                               41,772             6,478

 Sugar produced and in process                       22,398            26,025

 Crops in production and related materials           14,121            11,233

 Wine and other spirits                               8,391             4,288

 Other                                               25,652            21,363

  Total inventories at lower of FIFO cost or market 112,334            69,387

Total inventories                                 $ 200,382         $ 151,957






Note 5

Investments in and Advances to Foreign Affiliates


      The  Company  has made investments in and advances to  non-controlled foreign affiliates primarily conducting business in flour and feed milling.

The  foreign  affiliates are located in Angola, the Democratic Republic  of

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

The  Company  suspended the use of the equity method for these  investments and  recognized  the impairment in value by a charge to earnings  in  years prior to 1997.

      During  the second quarter of 1999, the Company invested $1.7 million for  a  minority  interest in a flour mill in Angola.  In  July  1998,  the

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

      Ingenio  y  Refineria  San Martin del Tabacal S.A.  (Tabacal)  is  an

Argentine company primarily engaged in growing and refining sugarcane  and,

to  a  lesser  extent, citrus production.  The Company accounted  for  this investment  using  the equity method from July 1996 (date  of  acquisition)

through December 1998.  Losses from foreign affiliates during 1998 and 1997

are  primarily  attributable  to  the  operations  of  Tabacal.   Effective

December  31, 1998, the Company obtained voting control over a majority  of the  capital  stock  of  Tabacal.  Accordingly, as of  December  31,  1998,

Tabacal  is  accounted for as a consolidated subsidiary.  See  Note  1  for further  discussion of the effects of the consolidation on the 1998 balance sheet.

     Sales of grain and supplies to non-consolidated foreign affiliates are included  in consolidated net sales for the years ended December 31,  1999,

1998  and  1997, and amounted to $69,739,000, $107,424,000 and $79,946,000,

respectively.

      Combined condensed financial information of the non-controlled,  non-

consolidated foreign affiliates for their fiscal periods ended within  each of  the  Company's years ended, excluding Tabacal's 1999 operating  results and 1999 and 1998 balance sheets, are as follows:

                                                   December 31,

(Thousands of dollars)                      1999        1998        1997

Net sales                               $  166,592    217,362    208,340

Net loss                                $   (8,966)   (20,497)   (13,831)

Total assets                            $  122,008    137,381    240,511

Total liabilities                       $   61,557     72,995    193,094

Total equity                            $   60,451     64,386     47,417



Note 6

Property, Plant and Equipment


A  summary of property, plant and equipment at the end of each year  is  as follows:

                                                   December 31,

(Thousands of dollars)                        1999              1998

Land and improvements                      $  81,317         $  76,750

Buildings and improvements                   154,647           153,092

Machinery and equipment                      388,887           353,917

Transportation equipment                      82,174            71,506

Office furniture and fixtures                 13,697            12,048

Construction in progress                      14,023             6,926

                                             734,745           674,239

Accumulated depreciation and amortization   (254,330)         (211,383)

 Net property, plant and equipment         $ 480,415         $ 462,856




Note 7

Income Taxes


     Income taxes attributable to continuing operations for the years ended

December  31,  1999,  1998  and 1997 differ from the  amounts  computed  by applying the statutory U.S. Federal income tax rate to earnings (loss) from continuing operations before income taxes for the following reasons:

                                                       Years ended December 31,

(Thousands of dollars)                                 1999     1998      1997

Computed "expected" tax expense (benefit)            $(2,908) $18,899  $18,966

Adjustments to tax expense (benefit) attributable to:

Foreign tax differences                                8,988    7,680      705

Tax-exempt investment income                            (358)    (730)    (621)

State income taxes, net of Federal benefit                12      199      944

Other                                                   (649)  (4,894)  (2,370)

Income tax expense - continuing operations             5,085   21,154   17,624

Income tax expense (benefit) - discontinued operations 8,278   11,753   (3,616)

Total income tax expense                             $13,363  $32,907  $14,008


The components of total income taxes are as follows:

                                             Years ended December 31,

(Thousands of dollars)                      1999        1998        1997

Current:

 Federal                                   $  3,080   $(10,807)   $  8,031

 Foreign (including Puerto Rico)              5,332     17,126       6,469

 State and local                               (419)      (118)        909

Deferred:

 Federal                                     (3,445)    14,300       2,587

 Foreign (including Puerto Rico)                 (6)       110        (730)

 State and local                                543        543         358

Income tax expense - continuing operations    5,085     21,154      17,624

Unrealized changes in other comprehensive
 income                                         (77)       (56)         (3)

Income tax expense (benefit) - discontinued
 operations                                   8,278     11,753      (3,616)


 Total income taxes                        $ 13,286   $ 32,851    $ 14,005


Components of the net deferred income tax liability at the end of each year are as follows:

                                                   December 31,

(Thousands of dollars)                        1999              1998

Deferred income tax liabilities:

 Cash basis farming adjustment             $  17,162         $  18,084

 Deferred earnings of foreign subsidiaries     1,749             4,819

 Depreciation                                 64,116            52,853

 Other                                         4,123               775

                                              87,150            76,531

Deferred income tax assets:

 Reserves/accruals                            48,591            40,001

 Foreign losses                                2,420             3,165

 Other                                        11,731             5,972

                                              62,742            49,138

Valuation allowance                            2,150             2,150

 Net deferred income tax liability         $  26,558         $  29,543



     The Company believes that its future taxable income will be sufficient for  full  realization of the deferred tax assets.  The valuation allowance represents the effect of accumulated losses on certain foreign subsidiaries that  will  not be recognized without future liquidation or sale  of  these subsidiaries.

      At  December  31, 1999 and 1998 current income taxes payable  totaled

$9,792,000 and $17,231,000, respectively.

      At  December  31, 1999 and 1998, no provision has been  made  in  the

accounts  for  Federal  income  taxes  which  would  be  payable   if   the

undistributed earnings of certain foreign subsidiaries were distributed  to

the   Company  since  management  has  determined  that  the  earnings  are permanently  invested in these foreign operations.  Should such accumulated earnings be distributed, the resulting Federal income taxes would amount to approximately $30,000,000.



Note 8

Notes Payable and Long-term Debt


      Notes  payable amounting to $221,353,000 and $158,980,000 at December

31,  1999 and 1998, respectively, consisted of obligations due banks within

one  year.   At December 31, 1999, these funds were outstanding  under  the

Company's one-year revolving credit facilities totaling  $153.3 million and short-term  uncommitted  credit lines from banks totaling  $145.0  million,

less  outstanding  letters  of credit commitments  totaling  $6.0  million.

Subsequent  to year-end, the Company's one-year revolving credit facilities totaling $153.3 million maturing in the first quarter of 2000 were  reduced to  $141.0  million  and  extended for an additional  year  and  short-term uncommitted  credit lines totaling $145.0 were reduced to  $132.5  million.

Weighted  average interest rates on the notes payable were 7.24% and  6.18%

at December 31, 1999 and 1998, respectively.

      Included  in  notes  payable  at December  31,  1999  and  1998,  are

$20,000,000  and $16,560,000, respectively, payable in Japanese  Yen  (Yen)

and  outstanding  under  a  $20 million uncommitted  line  of  credit.   At

December  31, 1999 and 1998, the Company had foreign exchange contracts  in place effectively fixing the exchange rate on this $20,000,000 note payable at  104.13  Yen to one U.S. dollar, and on the $16,560,000 note payable  at

116.63 Yen to one U.S. dollar, respectively.

      Notes payable, the revolving credit facilities and uncommitted credit lines  from  banks are unsecured and do not require compensating  balances.

Facility fees on these agreements are not material.


A summary of long-term debt at the end of each year is as follows:

                                                   December 31,

(Thousands of dollars)                        1999              1998

Private placements:

 6.49% senior notes, due 2001 through 2005 $ 100,000         $ 100,000

 7.88% senior notes, due 2003 through 2007   125,000           125,000

Industrial Development Revenue Bonds
 (IDRBs), floating rates (5.75% - 6.78% at
 December 31, 1999) due through 2027          48,700            48,700

Revolving credit facility, floating rate
 (6.57% at December 31, 1999) due 2002        26,667            10,000

Foreign subsidiary obligations
 (9.00% - 14.50%) due 2001 through 2007       15,353            26,665

Foreign subsidiary obligations, floating
 rate (5.00% at December 31, 1999) due 2000    2,522             9,484

Term loan, 3.00%, due 2000                     5,415             5,415

Capital lease obligations and other            5,847             6,668

                                             329,504           331,932

Current maturities of long-term debt         (11,487)          (18,608)

 Long-term debt, less current maturities   $ 318,017         $ 313,324



      Of the 1999 foreign subsidiary obligations, $5,085,000 is denominated in  U.S.  dollars  and  the remaining $12,790,000 is payable  in  Argentine

pesos.   Of  the  1998  foreign  subsidiary  obligations,  $21,532,000  was denominated  in U.S. dollars and the remaining $14,617,000 was  payable  in

Argentine pesos.

      At  December 31, 1999, Argentine land and sugar production facilities and  equipment with a depreciated cost of $17,621,000, secure certain  bond

issues   and  foreign  subsidiary  debt.   Included  in  other  assets   at

December 31, 1999 and 1998 are $1,532,000 and $1,477,000, respectively,  of unexpended bond proceeds held in trust that are invested in accordance with the bond issuance agreements.

      The  terms of the note agreements pursuant to which the senior notes,

IDRBs, term loan and revolving credit facilities were issued require, among other  terms, the maintenance of certain ratios and minimum net worth,  the most restrictive of which requires the ratio of consolidated funded debt to consolidated  shareholders' equity, as defined, not to  exceed  .90  to  1;

requires the maintenance of consolidated tangible net worth, as defined, of not less than $250,000,000; and limits the Company's ability to sell assets

under  certain  circumstances.   The Company  is  in  compliance  with  all

restrictive debt covenants relating to these agreements as of December  31,

1999.

      At  December  31,  1998,  the  Company  had  interest  rate  exchange agreements in place effectively fixing the interest rate on $200 million of

variable  rate  debt  to a fixed, weighted-average rate  of  6.33%.   These

contracts  were  scheduled  to expire in 2007.  However,  during  1999  the

Company  terminated  these  agreements for  proceeds  totaling  $5,982,000.

These proceeds will be amortized as a reduction of interest expense through the original expiration dates in 2007, or recognized as other income to the extent of any early repayment of the related debt.  Unamortized proceeds of

$582,000 at December 31, 1999 relate to agreements associated with debt  of the  Company's discontinued poultry operations (see Note 13)  and  will  be recognized as a component of the gain on the disposal in the first  quarter

of  2000.   Ownership  of these agreements, including any  amortization  of termination proceeds, increased interest expense in 1999 by $799,000 and in

1998 by $808,000.

      Annual  maturities  of long-term debt at December  31,  1999  are  as follows:  $11,487,000  in 2000, $23,388,000 in 2001, $49,509,000  in  2002,

$47,126,000 in 2003, $53,149,000 in 2004 and $144,845,000 thereafter.



Note 9

Fair Value of Financial Instruments


      The  fair value of the Company's short-term investments is  based  on

quoted   market  prices  at  the  reporting  date  for  these  or   similar

investments.  At December 31, 1999 and 1998 the fair value of the Company's short-term investments was $91,609,000 and $155,763,000, respectively, with an  amortized cost of $91,684,000 and $155,682,000 at December 31, 1999 and

1998, respectively.

      The  fair value of long-term debt is determined by comparing interest rates for debt with similar terms and maturities.  At December 31, 1999 and

1998  the  fair value of the Company's long-term debt was $325,275,000  and

$347,269,000,  respectively,  with a carrying  value  of  $329,504,000  and

$331,932,000 at December 31, 1999 and 1998, respectively.

      Other  financial instruments consisting of cash and cash equivalents,

net  receivables, notes payable, and accounts payable are carried at  cost,

which approximates fair value, as a result of the short-term nature of  the instruments.



Note 10

Employee Benefits


      The  Company maintains defined benefit pension plans for its domestic salaried  and clerical employees.  The Company also sponsors non-qualified,

unfunded  supplemental  executive plans.  The plans generally  provide  for normal  retirement  at age 65 and eligibility for participation  after  one year's  service  upon attaining the age of 21.  The Company  bases  pension contributions  on funding standards established by the Employee  Retirement

Income  Security Act of 1974.  Benefits are generally based upon the number of years of service and a percentage of final average pay.  Plan assets are invested  in  equity  securities, fixed income bonds  and  short-term  cash equivalents.  The changes in the plans' benefit obligations and fair  value of  assets  for the years ended December 31, 1999 and 1998, and a statement of the funded status as of December 31, 1999 and 1998 are as follows:

                                                   December 31,

(Thousands of dollars)                        1999              1998

Reconciliation of benefit obligation:

 Benefit obligation at beginning of year   $  30,072         $  35,786

 Service cost                                  2,419             2,640

 Interest cost                                 2,231             2,558

 Actuarial losses (gains)                     (1,685)            1,514

 Benefits paid                                (1,273)           (2,075)

 Divestitures (see Note 2)                        --           (10,351)

 Benefit obligation at end of year            31,764            30,072


Reconciliation of fair value of plan assets:

 Fair value of plan assets at beginning of
  year                                        26,213            30,763

 Actual return on plan assets                  2,734             3,492

 Employer contributions                           48             1,028

 Benefits paid                                (1,273)           (2,075)

 Divestitures (see Note 2)                        --            (6,995)

 Fair value of plan assets at end of year     27,722            26,213


Funded status                                 (4,042)           (3,859)

Unrecognized transition obligation             1,052             1,213

Unamortized prior service cost                (1,966)           (2,188)

Unrecognized net actuarial gains              (5,315)           (3,167)

 Accrued benefit cost                      $ (10,271)        $  (8,001)


Assumptions used in determining pension information were:

                                             Years ended December 31,

                                           1999        1998         1997

Weighted-average assumptions:

 Discount rate                               8.00%       7.25%        7.50%

 Expected return on plan assets              8.75%       8.75%        8.75%

 Long-term rate of increase in
  compensation levels                        4.50%       4.50%   4.25-4.50%


The net periodic benefit cost of these plans was as follows:

                                             Years ended December 31,

(Thousands of dollars)                     1999        1998         1997

Components of net periodic benefit cost:

 Service cost                           $  2,419    $   2,640    $  2,506

 Interest cost                             2,231        2,558       2,282

 Expected return on plan assets           (2,268)      (2,692)     (2,407)

 Amortization and other                      (65)         (68)        (94)

 Net periodic benefit cost              $  2,317    $   2,438    $  2,287


      As  of  December  31,  1999,  the projected  benefit  obligation  and

accumulated benefit obligation for unfunded pension plans were   $3,583,000

and   $2,685,000,  respectively.  As of December 31,  1998,  the  projected benefit  obligation and accumulated benefit obligation for unfunded pension

plans   were  $2,561,000  and  $2,143,000,  respectively.   As  more  fully

described in Note 13, the Poultry Division was sold in January 2000 and  is presented  as a discontinued operation.  Poultry employees retain  benefits in  the primary pension plan summarized above and are treated as terminated and  fully vested at the date of the sale.  This results in a $1.6  million curtailment gain and will be recognized as a component of the gain  on  the sale  in  January  2000.  A plan for certain production  employees  of  the

Poultry  Division  was assumed by the buyer and the above  information  for

1998 and 1997 has been excluded from the presentation above.

       The   Company   has  certain  individual,  non-qualified,   unfunded

supplemental   retirement  agreements  for  certain  executive   employees.

Pension expense for these plans was $658,000, $514,000 and $574,000 for the years  ended  December 31, 1999, 1998 and 1997, respectively.  Included  in

other  liabilities  at  December  31, 1999  and  1998  is   $8,492,000  and

$8,207,000,  respectively, representing the accrued benefit obligation  for these plans.

     The Company maintains a defined contribution plan covering most of its domestic salaried and clerical employees.  The Company contributes  to  the plan  an amount equal to 100% of employee contributions up to a maximum  of

3%  of  employee  compensation.  Employee vesting is based  upon  years  of service  with  20% vested after one year of service and an  additional  20%

vesting  with  each  additional  complete year  of  service.   Contribution

expense  was  $1,157,000,  $1,102,000 and  $916,000  for  the  years  ended

December 31, 1999, 1998 and 1997, respectively.



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

       Rental  expense  for  operating  leases  amounted  to   $58,253,000,

$57,515,000 and $48,628,000 in 1999, 1998 and 1997, respectively.   Minimum

lease  commitments  under noncancelable leases with initial  terms  greater than one year at December 31, 1999, were  $23,020,000 for 2000, $15,283,000 for  2001, $11,223,000 for 2002, $9,039,000 for 2003, $6,666,000  for  2004

and $35,560,000 thereafter.  It is expected that, in the ordinary course of business, leases will be renewed or replaced.

     In January 2000, the Company signed a construction contract to build a

71.2 megawatt barge-mounted power plant for approximately $50 million to be located  in  the  Dominican Republic.  The Company is currently  evaluating financing  options including potential leasing alternatives and expects  to begin supplying power during the fourth quarter of 2000.

      In  February 2000, the Company signed an agreement to purchase assets of  an  existing  hog production operation for approximately  $75  million,

consisting of $36 million in cash, the assumption of  $33 million  in  debt

and  $6  million  payable  over the next four years.   The  transaction  is

expected to close in late March or early second quarter of 2000 and will be accounted for using the purchase method.

      The  Company  is a defendant in a pending arbitration proceeding  and related litigation in Puerto Rico brought by the owner of a chartered barge and tug which were damaged by fire after delivery of the cargo.  Damages of

$47,600,000  are alleged.  The Company recently received a  ruling  in  its favor  which dismisses the principal theory of recovery although the appeal period  has not expired.  Accordingly, the Company believes that it has  no responsibility for the loss.

      The Company is a defendant in a lawsuit brought in federal court by a third-party hog supplier claiming breach of agreement, common law fraud and violation  of  the  federal  RICO statute.  Damages  of  approximately  $25 million  are  alleged.  Any amount awarded under the RICO  count  would  be trebled.  The Company has counterclaimed asserting breach of agreement  and claiming damages of approximately $16 million.  The Company believes it has meritorious  defenses  to all counts and that the  RICO  count  is  without merit.

      The Company is subject to various other legal proceedings related  to the normal conduct of its business.  In the opinion of management, none  of these  actions  is  expected to result in a judgment  having  a  materially adverse effect on the consolidated financial statements of the Company.



Note 12

Segment Information


      Seaboard  Corporation  has  six reportable  segments:  Pork,  Marine,

Commodity  Trading  and Milling, Sugar and Citrus, Power,  and  Wine,  each offering  a specific product or service.  The Pork segment sells fresh  and value-added  pork  products  mainly to further processors  and  foodservice companies  both  domestically and overseas.  The Marine segment,  primarily based  out  of  the  Port  of  Miami, offers containerized  cargo  shipping services throughout Latin America and the Caribbean.  The Commodity Trading

and Milling segment sources bulk and bag commodities primarily overseas and operates  foreign  flour  and feed mills.  The  Sugar  and  Citrus  segment produces and processes sugar and citrus in Argentina to be marketed locally

and  for  export  to  the  United States and  Europe.   The  Power  segment

generates electric power from a floating generating facility located in the

Dominican Republic.  The Wine segment, located in Bulgaria, produces wines,

brandies  and  other  beverages to be marketed throughout  Europe  and  for export  to  the  United  Kingdom, Canada, Russia  and  the  United  States.

Revenues  from  all  other segments are primarily derived  from  operations including produce farming and baking (sold in December 1998, see  Note  2).

Each of the six main segments is separately managed and each was started or acquired independent of the other segments.

     In December 1999, the Company agreed to sell its Poultry Division (see

Note  13).   As a result, the Poultry Division is no longer reported  as  a separate  segment and two other operations, Power and Wine, now qualify  as reportable  segments  of the Company.  As discussed  in  Note  13,  certain amounts have been restated to exclude general corporate overhead previously allocated to the discontinued operation.

      The  Company accounted for its investment in Tabacal using the equity method  through  December 1998.  Effective December 31, 1998,  the  Company

obtained  voting control over a majority of the capital stock  of  Tabacal.

Accordingly, during 1999 the operating results of Tabacal are accounted for

as  a  consolidated  subsidiary.   Due to  the  significance  of  Tabacal's

operating  results,  it  is reported as an additional  segment  (Sugar  and

Citrus) in 1999.  Results in 1999 include severance charges of $3.0 million related  to  certain  employee layoffs enacted to reduce  future  operating costs.  The December 31, 1998, total assets by segment information has been restated  to  reflect Tabacal as a separate segment.  No  comparative  1998 segment operating results information is provided as Tabacal's results were reported under the equity method in 1998.

       The  entire  Argentine  sugar  industry  is  experiencing  financial

difficulties,   with  Tabacal  and  certain  large  competitors   incurring

operating  losses  in  part  because  Argentine  sugar  prices  are   below

historical  levels.   As  a  result of these recent  operating  losses  for

Tabacal,  the  Company has evaluated the recoverability of Tabacal's  long-

lived  assets  and  believes that the value of those assets  are  presently

recoverable.   However, any further decline in sugar  prices  would  likely result in the carrying values not being recoverable, which would result  in a material charge to earnings for the impairment of these assets.

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



Sales to External Companies:                  Years ended December 31,

(Thousands of dollars)                     1999        1998         1997

Pork                                  $  571,159  $   500,357  $  531,587

Marine                                   307,663      310,903     309,306

Commodity Trading and Milling            259,489      306,406     313,900

Sugar and Citrus                          46,855           --          --

Power                                     22,975       26,183      30,336

Wine                                      12,859           --          --

All other                                 34,304      121,517     118,624

 Segment/Consolidated Totals          $1,255,304   $1,265,366  $1,303,753



Operating Income:                             Years ended December 31,

(Thousands of dollars)                     1999        1998         1997

Pork                                    $ 37,661    $  (1,122)   $ 38,378

Marine                                    (1,893)      17,379      27,297

Commodity Trading and Milling              2,615       10,505       9,542

Sugar and Citrus                         (15,909)          --          --

Power                                      7,942        8,839       7,879

Wine                                      (5,946)          --          --

All other                                 (4,376)       1,785       1,909

 Segment Totals                           20,094       37,386      85,005

Corporate Items                           (7,429)      (5,436)     (3,854)

 Consolidated Totals                    $ 12,665    $  31,950    $ 81,151


Depreciation and Amortization:                Years ended December 31,

(Thousands of dollars)                     1999        1998         1997

Pork                                    $ 20,759    $  20,676    $ 20,225

Marine                                     9,651        8,451       9,476

Commodity Trading and Milling              3,230        2,985       3,037

Sugar and Citrus                           7,102           --          --

Power                                      1,547        1,638       1,623

Wine                                         362           --          --

All other                                  2,160        6,125       6,212

 Segment Totals                           44,811       39,875      40,573

Corporate Items                              771          604       1,173

 Consolidated Totals                    $ 45,582    $  40,479    $ 41,746



Capital Expenditures:                         Years ended December 31,

(Thousands of dollars)                     1999        1998         1997

Pork                                    $ 22,072    $  16,304    $ 31,850

Marine                                    20,001        5,151       9,020

Commodity Trading and Milling              4,816        1,162       1,464

Sugar and Citrus                          14,998           --          --

Power                                        389           79       1,381

Wine                                       3,746           --          --

All other                                    715        3,200       4,381

 Segment Totals                           66,737       25,896      48,096

Corporate Items                              976        1,017         228

 Consolidated Totals                    $ 67,713    $  26,913    $ 48,324



Total Assets:                                          December 31,

(Thousands of dollars)                             1999            1998

Pork                                          $  401,316      $  387,699

Marine                                            97,561          99,609

Commodity Trading and Milling                    161,477         108,822

Sugar and Citrus                                 167,972         162,094

Power                                             21,068          32,736

Wine                                              29,156          31,066

All other                                         46,466          43,227

Segment Totals                                   925,016         865,253

Corporate Items                                  124,439         168,735

Discontinued Poultry Operations                  235,871         189,146

 Consolidated Totals                          $1,285,326      $1,223,134


     Administrative services provided by the corporate office are primarily allocated to the individual segments based on the size and nature of  their operations.  Prior to the third quarter of 1999, these costs were primarily allocated  based  on revenues.  This change is deemed  to  provide  a  more accurate  allocation and does not have a material impact  on  prior  period comparative  information.  Corporate assets include short-term investments,

investments  in and advances to foreign affiliates, fixed assets,  deferred tax  amounts  and  other miscellaneous items.  Corporate  operating  losses represent  certain operating costs not specifically allocated to individual segments  and  general  Corporate  overhead  previously  allocated  to  the discontinued Poultry operations.



Geographic Information

      No  individual foreign country accounts for 10% or more of  sales  to external  customers.  The following table provides a geographic summary  of the Company's net sales based on the location of product delivery:


                                              Years ended December 31,

(Thousands of dollars)                     1999        1998         1997

United States                         $  639,167   $  651,581  $  683,851

Caribbean, Central and South America     355,337      336,868     315,409

Africa                                   102,022      126,150     160,524

Pacific Basin and Far East                84,148       72,033      82,975

Canada/Mexico                             40,294       35,972      20,676

Eastern Mediterranean                     13,124       39,436      37,123

Europe                                    21,212        3,326       3,195

Totals                                $1,255,304   $1,265,366  $1,303,753



      The  following table provides a geographic summary of  the  Company's long-lived assets according to their physical location and primary port for

Company owned vessels:

                                                    December 31,

 (Thousands of dollars)                       1999              1998

United States                              $ 331,765         $ 323,458

Argentina                                    111,486           103,968

All other                                     37,164            35,430

Totals                                     $ 480,415         $ 462,856



      At  December  31,  1999  and  1998,  the  Company  had  approximately

$93,624,000   and   $80,096,000,  respectively,  of  foreign   receivables,

excluding receivables due from foreign affiliates, which represent more  of

a  collection  risk than the Company's domestic receivables.   The  Company

believes that its allowance for doubtful receivables is adequate.



Note 13

Discontinued Operations / Subsequent Event


     In  December 1999, the Company agreed to sell its Poultry Division  to

ConAgra,   Inc.   for  $375  million,  consisting  of  the  assumption   of

approximately  $16  million  in indebtedness and  the  remainder  in  cash,

subject to certain adjustments.  The sale was completed on January 3,  2000 resulting in a pre-tax gain on the sale of approximately $148 million  ($90 million  after  estimated taxes).  This gain is based on certain  estimates including  a  final working capital adjustment and construction  costs  the

Company  is required to fund in 2000 to complete certain expansion projects on  behalf of the buyer.  Any differences between these estimates and their actual settlement will change the gain accordingly.

     The  Company's financial statements have been restated to reflect  the

Poultry  Division  as a discontinued operation for all  periods  presented.

Operating  results  of the discontinued poultry operations  are  summarized below.  The amounts exclude general corporate overhead previously allocated

to  the  Poultry  Division  for segment reporting  purposes.   The  amounts

include  interest on debt at the Poultry Division assumed by the buyer  and an  allocation  of the interest on the Company's general credit  facilities based  on a ratio of the net assets of the discontinued operations  to  the total  net  assets  of the Company plus existing debt under  the  Company's general  credit facilities.  The results for 1999 reflect activity  through

November  1999  (the measurement date); results for 1998 and  1997  reflect activity  for each entire year.  Net losses incurred after the  measurement date  (for  the  month of December 1999) totaled $4,180,000 and  have  been deferred  as  a  component of current assets of discontinued operations  at

December  31, 1999.  These losses will be recognized in January 2000  as  a reduction of the gain realized on the sale.


                                              Years ended December 31,

 (Thousands of dollars)                    1999        1998         1997

Net sales                               $437,695     514,503     476,580

Operating income (loss)                 $ 27,023      36,414      (4,076)

Earnings (loss) from discontinued
 operations                             $ 13,634      19,511      (5,991)


Assets and liabilities of the discontinued poultry operations are summarized below:

                                                      December 31,

(Thousands of dollars)                             1999            1998

Receivables                                    $  27,367       $  27,681

Inventories                                       70,532          62,889

Prepaid expenses and deposits                      1,385           1,489

Deferred net loss after measurement date           4,180              --

Current assets of discontinued operations      $ 103,464       $  92,059


Net property, plant and equipment              $ 132,224       $  96,893

Other assets                                         183             194

Non-current assets of discontinued operations  $ 132,407       $  97,087


Accounts payable                               $  14,189       $  14,819

Accrued liabilities                                9,824           8,831

Current liabilities of discontinued operations $  24,013       $  23,650


Long-term debt                                 $  16,145       $  16,145

Other liabilities                                    679             971

Non-current liabilities of discontinued
 operations                                    $  16,824       $  17,116