Form 10-K, Exhibit 13
period 2000-12-31
SEABOARD CORP /DE/
filed 2001-03-09
CIK 88121

Summary of Selected Financial Data



(Thousands of dollars except per share amounts)    Years ended December 31,

                             2000       1999       1998       1997       1996


Net sales                $1,583,696 $1,284,262 $1,294,492 $1,328,841 $  971,903

Earnings (loss) from
 continuing operations   $    8,872 $  (13,587)$   31,427 $   35,070 $    5,203

Net earnings             $   98,909 $       47 $   50,938 $   29,079 $    5,388

Earnings (loss) per
 common share from
 continuing operations   $     5.96 $    (9.13)$    21.12 $    23.58 $     3.50

Earnings per common share$    66.49 $     0.03 $    34.24 $    19.55 $     3.62

Total assets             $1,312,848 $1,277,791 $1,215,897 $1,119,327 $1,002,892

Long-term debt,less
 current maturities      $  312,418 $  318,017 $  313,324 $  290,521 $  281,574

Stockholders' equity     $  540,685 $  443,168 $  444,728 $  395,368 $  367,782

Dividends per common
 share                   $     1.00 $     1.00 $     1.00 $     1.00 $     1.00


The Company completed the sale of its Poultry Division on January 3, 2000, recognizing an after-tax gain on disposal of discontinued operations of $90,037,000 or $60.53 per common share after a final adjustment in the fourth quarter of 2000. See Note 13 to the Consolidated Financial Statements for further discussion.

In the fourth quarter of 2000, the Company's Pork Division reclassified certain shipping and handling costs from a reduction of revenue to cost of sales. Prior periods have been reclassified to conform with the current presentation. See Note 1 to the Consolidated Financial Statements for further discussion.

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

The Company changed its method of accounting for spare parts and supplies inventories in 1996. The cumulative effect of this change at January 1, 1996, was to increase net earnings by $3,006,000 or $2.02 per common share. In addition, the net effect of this change in 1996, exclusive of the cumulative effect, was to increase net earnings by $788,000 or $0.53 per common share.


                       Quarterly Financial Data (unaudited)


(UNAUDITED)
(Thousands of dollars          1st       2nd       3rd       4th     Total for
except per share amounts)    Quarter   Quarter   Quarter   Quarter   the Year

2000

Net sales                   $ 369,807   393,917   372,260   447,712 $1,583,696

Operating income            $  18,035    12,228    10,903     6,899 $   48,065

Earnings (loss) from
 continuing operations      $   9,859     5,484     3,664   (10,135)$    8,872

Net earnings (loss)         $ 101,031     5,484     3,664   (11,270)$   98,909

Earnings (loss) per
 common share from
 continuing operations      $    6.63      3.68      2.46     (6.81)$     5.96

Earnings (loss) per
 common share               $   67.92      3.68      2.46     (7.57)$    66.49

Dividends per common share: $    0.25      0.25      0.25      0.25 $     1.00

Market price range per
 common share:
                       High $     200       206       204       182
                       Low  $     153       170       162       150


1999

Net sales                   $ 264,249   316,536   324,898   378,579 $1,284,262

Operating income            $     405     1,062     3,393     7,508 $   12,368

Earnings (loss) from
 continuing operations      $  (4,432)   (4,195)   (3,117)   (1,843)$  (13,587)

Net earnings (loss)         $    (612)    2,158     2,152    (3,651)$       47

Earnings (loss) per
 common share from
 continuing operations      $   (2.98)    (2.82)    (2.09)    (1.24)$    (9.13)

Earnings (loss) per
 common share               $   (0.41)     1.45      1.45     (2.46)$     0.03

Dividends per common share  $    0.25      0.25      0.25      0.25 $     1.00

Market price range per
 common share:
                       High $     457       340       320       262
                       Low  $     298       256       216       185 1/4


The Company completed the sale of its Poultry Division on January 3, 2000, recognizing an after-tax gain on disposal of discontinued operations of $90,037,000 or $60.53 per common share after a final adjustment to decrease the gain by $1,135,000 or $0.76 per common share in the fourth quarter of 2000. See Note 13 to the Consolidated Financial Statements for further discussion.

In the fourth quarter of 2000, the Company exchanged its controlling interest in a Bulgarian wine company and $10,400,000 cash for a non-controlling interest in a larger Bulgarian wine operation, realizing an after-tax loss on the exchange of
$3,648,000 or $2.45 per common share. See Note 2 to the Consolidated Financial Statements for further discussion.

In the fourth quarter of 2000, the Company's Pork Division reclassified certain shipping and handling costs from a reduction of revenue to cost of sales. Prior periods have been reclassified to conform with the current presentation. See Note 1 to the Consolidated Financial Statements for further discussion.


                    Management's Discussion & Analysis


Management's Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources
(Dollars in millions)                       2000       1999       1998

Current ratio                              1.92:1     1.44:1     1.64:1
Working capital                          $  292.3      184.2      231.1
Cash from operating activities           $   (0.5)     (40.5)      59.5
Capital expenditures                     $  116.9       67.7       26.9
Long-term debt, less current maturities  $  312.4      318.0      313.3

Cash provided by operating activities for 2000 increased $40.0 million compared to 1999. The increase was primarily related to an increase in cash from net earnings from continuing operations, partially offset by changes in components of working capital. Changes in components of working capital, net of businesses acquired and exchanged/disposed, are primarily related to the timing of normal transactions for voyage settlements, trade payables, accrued liabilities and receivables. Within the Commodity Trading and Milling, and Power segments, higher sales in the fourth quarter of 2000 compared to the fourth quarter of 1999 resulted in increased receivable balances at December 31, 2000. Within the Commodity Trading and Milling segment, receivables and deferred revenues also increased at December 31, 2000 related to an increase in incomplete voyages compared to December 31, 1999. Despite the increase in deferred revenue, the change in current liabilities exclusive of debt resulted in a use of cash during 2000 as the Company funded approximately $16.0 million for accruals established as a component of the discontinued poultry operations sale in January 2000, primarily offsetting the increase in deferred revenues. These accruals related primarily to funding required for certain expansion projects in accordance with the original sales agreement. See
Note 13 to the Consolidated Financial Statements for further discussion of the discontinued poultry operations.

Cash provided by operating activities for 1999 decreased $100.0 million compared to 1998. The decrease is primarily related to changes in certain components of working capital, which include Tabacal for 1999 (see Sugar and Citrus segment discussion below), and a decrease in net earnings from continuing operations. Changes in components of working capital are primarily related to the timing of normal transactions for voyage settlements, trade payables and receivables. Within the Commodity Trading and Milling segment there was a higher value of inventory in transit at December 31, 1999 than at December 31, 1998 resulting in increases in grain inventory and prepaid expense balances and a partially offsetting increase in deferred revenue balances. Current liabilities exclusive of debt increased only slightly during 1999 as the Company paid $14.6 million in taxes related to the 1998 gain from the sale of baking and flour milling operations in Puerto Rico, primarily offsetting the increase in deferred revenue balances.

Cash from investing activities for 2000 increased $178.3 million compared to 1999. The increase is primarily related to proceeds from the sale of discontinued poultry operations, partially offset by acquisitions, investments in foreign affiliates and capital expenditures. See Note 2 to the Consolidated Financial Statements for further discussion of the Poultry Division sale, the acquisition of the assets of a hog production operation, a cargo terminal facility, and a flour and feed milling facility and the exchange of a controlling interest in a Bulgarian wine operation and cash for a non-controlling interest in a larger Bulgarian wine operation. The Company invested $116.9 million in property, plant and equipment during 2000 as described below.

The Company invested $26.4 million in the Pork segment during 2000 primarily for the expansion of hog production facilities, including starting construction on a new feed mill, and for improvements to the pork processing plant. The Company currently anticipates investing $14.0 million during 2001 for continued expansion of hog production facilities, completion of the new feed mill and general upgrades to the pork processing plant. The Company previously announced plans to commence construction on a second processing plant in 2001 including the selection of a location in northeast Kansas. However, permitting and site issues now make plant construction in 2001 uncertain.

The Company invested $17.1 million in the Marine segment during 2000 primarily to purchase a previously chartered vessel and for container and other material handling equipment. The Company currently anticipates investing $14.5 million during 2001 primarily to purchase another previously chartered vessel in February 2001 and for additional equipment.

The Company invested $14.4 million in the Sugar and Citrus segment primarily for improvements to existing facilities and sugarcane fields. During 2001, the Company currently plans to spend $8.0 million for additional improvements.

The Company invested $52.1 million in the Power segment primarily for the construction of a 71.2 megawatt barge-mounted power plant
located   in   the  Dominican  Republic.   No  material   capital
expenditures are expected in this division during 2001.

Capital  expenditures in all other segments during  2000  totaled
$6.9 million in general modernization and efficiency upgrades of plant and equipment.

Management anticipates the planned capital expenditures for  2001 will be financed by internally generated cash.

During  the  first  quarter  of 2000,  the  Company  purchased  a minority interest in a flour and feed mill operation in Kenya for
$7.5  million.   This  transaction was accounted  for  using  the
equity method.

During the fourth quarter of 2000, the Company exchanged its controlling interest in a Bulgarian wine company and $10.4 million cash for a non-controlling interest in a larger Bulgarian wine operation, realizing a $5.6 million pre-tax loss in the exchange. This investment will be accounted for using the equity method.

The Company has a non-controlling interest in a joint venture in Maine primarily engaged in the production and processing of salmon and other seafood products. In December 2000, this joint venture signed a non-binding letter of intent to merge with Fjord Seafood ASA (Fjord), a large salmon operation in Norway. Pending the resolution of certain contract terms, the merger is expected to close in the second quarter of 2001, resulting in the Company holding a less than 10% ownership interest in Fjord. Based on current fair market value of Fjord, the Company anticipates recognizing a gain upon completion of this transaction.

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

During 1999, the Company invested $67.7 million in the property, plant and equipment of continuing operations. Capital expenditures in the Pork segment totaled $22.1 million primarily for the expansion of existing hog production facilities and for improvements to the pork processing plant. Capital expenditures in the Marine segment totaled $20.0 million primarily for the purchase of two vessels previously chartered and for general replacement and upgrades of property and equipment. Capital expenditures in the Commodity Trading and Milling segment totaled $4.8 million, including $2.0 million to purchase a previously chartered bulk carrier vessel from a wholly-owned subsidiary of Seaboard Flour Corporation, the owner of 75.3% of the Company's outstanding common stock. Capital expenditures in the Sugar and Citrus segment totaled $15.0 million primarily for improvements to existing operations and expansion of sugarcane fields. Capital expenditures in all other segments totaled $5.8 million in general modernization and efficiency upgrades of plant and equipment.

During 1999, the Company invested $2.8 million to acquire additional shares of a Bulgarian winery originally acquired in 1998. During 1999, the Company also invested $1.7 million for a minority interest in a flour mill in Angola which is being accounted for using the equity method.

Cash from financing activities in 2000 decreased $232.9 million compared to 1999 primarily from the repayment of notes payable in 2000 compared to net borrowings in 1999. During 2000, the Company repaid approximately $165.8 million in notes payable, industrial development revenue bonds and other debt primarily with proceeds from the Poultry Division sale. As a result of these repayments, approximately $3.8 million in unamortized proceeds from prior terminations of interest rate agreements related to these notes were recognized as miscellaneous income. During 2000, the Company borrowed proceeds of $5.2 under an industrial development revenue bond. These funds were acquired for construction of a Pork Division feed mill. As of December 31, 2000, $4.1 million of the proceeds remains in a bond construction fund to be used for completion of the mill in 2001.

During 2000, the Company's one-year revolving credit facilities totaling $153.3 million were reduced to $141.0 million and extended for an additional year and the short-term uncommitted credit lines totaling $145.0 million were reduced to $119.5 million. As of December 31, 2000, the Company had $31.2 million outstanding under one-year revolving credit facilities and $49.3 million outstanding under short-term uncommitted credit lines.

Subsequent to year-end, the Company's one-year revolving credit facilities totaling $141.0 million maturing in the first quarter of 2001 were extended for an additional year and short-term uncommitted credit lines totaling $119.5 million were reduced to $109.5 million.

Cash from financing activities in 1999 increased $90.6 million compared to 1998, primarily related to proceeds from short-term borrowings and, to a lesser extent, terminating interest rate swap agreements. During 1999, the Company terminated interest rate exchange agreements effectively fixing the interest rate on $200 million of variable rate debt for proceeds totaling $6.0 million.

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

Cash used in discontinued poultry operations in 1999 primarily represents capital expenditures ($52.9 million including expansion projects) in excess of net operating cash flows. The decrease in cash from discontinued operations in 1999 compared to 1998 is primarily a result of lower earnings and higher capital expenditures.

Management intends to continue seeking opportunities for expansion in the industries in which it operates and believes that the Company's liquidity, capital resources and borrowing capabilities will be adequate for its current and intended operations.


Results of Operations

Net  sales  totaled $1,583.7 million for the year ended  December
31, 2000, compared to sales of $1,284.3 million for the year ended December 31, 1999. Operating income of $48.1 million for 2000 increased $35.7 million compared to 1999.

Net  sales  totaled $1,284.3 million for the year ended  December
31, 1999, compared to sales of $1,294.5 million for the year ended December 31, 1998. Operating income of $12.4 million for 1999 decreased $17.4 million compared to 1998.


Pork Segment

(Dollars in millions)                  2000      1999      1998
Net sales                           $ 724.7     600.1     529.5
Operating income                    $  63.4      37.7      (1.1)

Net sales increased $124.6 million to $724.7 million in 2000 compared to 1999. This increase is a result of higher pork prices and, to a lesser extent, an increase in sales volume. An excess supply of hogs had depressed pork prices through the first half of 1999. The excess has since declined resulting in improved prices. Sales volume increased as the plant ran extended shifts to take advantage of positive margins.

Operating income for the Pork segment increased $25.7 million to $63.4 million in 2000 compared to 1999. This increase is primarily a result of improved sales prices and volumes as discussed above. As a result of recent acquisitions, the Company also benefited from the increased number of lower-cost, Company-raised hogs processed. While the cost of third-party hogs increased, third-party hogs as a percent of total hogs processed decreased. While management is unable to predict future market prices, it currently anticipates that overall market conditions in 2001 will continue to provide profitable results, although lower than those achieved in 2000.

Net sales increased $70.6 million to $600.1 million in 1999 compared to 1998. This increase is primarily the result of an increase in sales volume and, to a lesser extent, improved prices for finished pork products. The increase in sales volume is the result of the hog processing plant operating at full capacity on a double-shift basis during 1999. The plant employed a second shift during the first half of 1998, but did not achieve full double-shift capacity until the third quarter of 1998. An excess supply of live hogs depressed pork prices during 1998 and the first half of 1999. During the second half of 1999, the excess declined, resulting in improved prices for the year.

Operating income increased $38.8 million to $37.7 million in 1999
compared  to  1998.   This  increase is  primarily  a  result  of
improved sales prices and, to a lesser extent, a decrease in the cost of Company-raised hogs. The decrease in the cost of Company-
raised  hogs is primarily the result of lower grain prices.   The
Company also continued to benefit from low prices for third-party hogs purchased during 1999. However, an increase in this cost during the fourth quarter of 1999 compared to extremely low prices  for  third-party hogs during the fourth quarter  of  1998
resulted  in  a slight increase in this cost for  the  year.   In
addition, effective January 1, 1999, the Company changed its method of accounting for certain pork inventories from FIFO to LIFO, increasing operating income in 1999 by $4.0 million.


Marine Segment

(Dollars in millions)                  2000      1999      1998
Net sales                           $ 364.9     307.7     310.9
Operating income                    $  14.5      (1.9)     17.4

Net sales for the Marine segment increased $57.2 million to $364.9 million in 2000 compared to 1999. This increase resulted primarily from significant increases in volumes, while cargo rates increased slightly. Management believes weak economic conditions in certain South American markets continued to depress rates for the first half of 2000; however, volumes increased and cargo rates improved in the second half of the year. Operating income from the Marine segment increased $16.4 million to $14.5 million in 2000 compared to 1999, primarily as a result of the increased volumes discussed above partially offset by higher fuel costs. Management expects operating income will remain positive during 2001, anticipating further volume increases and continued rate improvement in certain South American markets, but with uncertainty concerning fuel costs.

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


Commodity Trading and Milling Segment

(Dollars in millions)                  2000      1999      1998
Net sales                           $ 359.0     259.5     306.4
Operating income                    $  (3.5)      2.6      10.5

Net sales increased $99.5 million to $359.0 million in 2000 compared to 1999, primarily as a result of increased wheat sales to third parties in certain markets and to certain foreign affiliates. Operating income decreased $6.1 million to $(3.5) million in 2000 compared to 1999, primarily as result of losses from the Company's milling operations in Zambia and decreased income from operating certain mills in foreign countries. Due to the nature of this segment's operations and its exposure to foreign political situations, management is currently unable to predict future sales and operating results.

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

The Company has evaluated the recoverability of the long-lived assets of its Zambian milling operations due to its recent operating losses. Total long-lived assets at December 31, 2000 are $6.8 million. Currently, the Company believes the value of those assets is recoverable. However, continued operating losses from this business could result in the carrying values not being recoverable, which could result in a material charge to earnings for the impairment of these assets.


Sugar and Citrus Segment

(Dollars in millions)                  2000      1999      1998
Net sales                           $  60.1      46.9         -
Operating income                    $  (7.6)    (15.9)        -

Net sales increased $13.2 million to $60.1 million compared to 1999, primarily a result of higher sales volumes, partially offset by slightly lower prices. Operating income increased $8.3 million to $(7.6) million compared to 1999, primarily as a result of improved margins and lower operating costs. During the second quarter of 1999, severance charges of $3.0 million were incurred related to certain employee layoffs. Although management is not able to predict sugar prices for 2001, it is anticipated that operating results may improve based on recent sugar price trends.

As discussed in Note 5 to the Consolidated Financial Statements, comparative 1998 operating results for the Sugar and Citrus segment are not presented as this business was accounted for on the equity method in 1998. However, lower sugar prices offset increased volumes resulting in lower revenues and higher losses in 1999 compared to 1998. Lower sugar prices were primarily the result of an excess supply of sugar in Argentina and, to a lesser extent, lower sugar prices on the world market. As discussed above, during the second quarter of 1999, severance charges of $3.0 million were incurred related to certain employee layoffs. During 1998, the loss from foreign affiliates attributable to this business was $15.8 million.

As a result of past operating losses, the Company annually evaluates the recoverability of the segment's long-lived assets and believes the value of those assets is presently recoverable. Further long-term decline in sugar prices could result in the carrying values not being recoverable, which would result in a material charge to earnings for the impairment of these assets.


Power Segment

(Dollars in millions)                  2000      1999      1998
Net sales                           $  35.8      23.0      26.2
Operating income                    $   6.0       7.9       8.8

Net sales increased $12.8 million to $35.8 million in 2000 compared to 1999, primarily as a result of the new power barge beginning operation in October 2000 and, to a lesser extent, a fuel adjustment clause allowing the Company to pass on higher fuel costs. Operating income decreased $1.9 million to $6.0 million in 2000 compared to 1999, primarily as a result of the recovery of previously written-off receivables in 1999 and, to a lesser extent, certain start up expenses associated with the new power barge.

Net sales decreased $3.2 million to $23.0 million in 1999 compared to 1998. Operating income decreased $0.9 million to $7.9 million in 1999 compared to 1998. These decreases are primarily a result of the termination of operations in October 1998 of a customer that was the only user of service from a generating station owned by the Company.


Wine Segment

(Dollars in millions)                  2000      1999      1998
Net sales                           $   6.8      12.9         -
Operating income                    $  (9.2)     (5.9)        -

As discussed in Note 2 to the Consolidated Financial Statements, Seaboard's consolidated wine segment and a cash contribution were exchanged for a non-controlling interest in a larger Bulgarian wine operation on December 29, 2000. As the Wine segment was previously consolidated on a three-month lag, in order to reflect the operating results of the Wine segment through the date of the exchange, the Wine segment's results for 2000 include 15 months of operations. The effect of including the additional three month activity in fiscal 2000 increased revenues by $1.2 million and decreased operating income by $1.9 million.

Despite the inclusion of the additional three months' revenue for 2000, net sales decreased $6.1 million to $6.8 million in 2000 compared to 1999, primarily as a result of lower sales volumes in certain European markets. Operating income decreased $3.3 million to $(9.2) million in 2000 compared to 1999, primarily resulting from lower sales and the inclusion of additional losses through the date of exchange as discussed above, the cost of acquiring wine materials on the open market to supplement local grape shortages, and increasing reserves for uncollectible receivables and advances for raw materials.

As discussed in Note 2 to the Consolidated Financial Statements, the Company originally acquired its wine business in October 1998. No results are presented for 1998 as the winery was reported on a three-month lag. Operating losses in 1999 are primarily a result of acquiring more expensive wine materials on the open market to supplement local grape shortages and reserving for uncollectible advances for raw materials.


All Other Segments

(Dollars in millions)                  2000      1999      1998
Net sales                           $  32.3      34.3     121.5
Operating income                    $ (11.5)     (4.7)     (0.4)

Operating income decreased $6.8 million to $(11.5) million in 2000 compared to 1999, primarily as a result of low yields and quality which decreased margins on seasonal produce sales, primarily melons and, to a lesser extent, losses related to the pickle and pepper operations in Honduras. In addition, at the end of the melon growing season in June 2000, management increased reserves for certain melon grower advances.

During the third quarter of 2000, the Company discontinued the business of marketing fruits and vegetables grown through joint ventures or independent growers by selling certain assets of its Produce Division (see Note 2 to the Consolidated Financial Statements). As a result of the sale and other operational and business changes in the Produce Division, management anticipates improved operating results for this division in 2001.

Net sales from other operations decreased $87.2 million to $34.3 million in 1999 compared to 1998, while operating income decreased $4.3 million to $(4.7) million in 1999 compared to 1998. These decreases are primarily a result of the sale of the Puerto Rican baking operations in December 1998 as discussed in
Note 2 to the Consolidated Financial Statements.


Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses totaled $129.2 million, $107.8 million and $119.3 million for the years ended December 31, 2000, 1999 and 1998, respectively. The 2000 increase is primarily a result of costs associated with acquired operations in the Pork segment, additional three month expenses in the Wine segment, increases in reserves for certain uncollectible grower advances in the Produce Division, uncollectible advances for raw materials in the Wine segment and increases in the Power segment associated with the recovery of receivables written-off in prior years. As a percentage of revenues, SG&A decreased to 8.2% in 2000 from 8.4% in 1999. This decrease is primarily attributable to increases in revenues in the Marine, Trading and Milling, and Sugar segments without a corresponding increase in SG&A costs.

As a percent of revenues, SG&A decreased to 8.4% in 1999 compared to 9.2% in 1998 primarily as a result of the sale of the Puerto Rican baking operations in December 1998. This decrease is partially offset by the consolidation of Tabacal results in 1999, including the $3.0 million of severance charges discussed above, and the winery and Zambia milling operations acquired in late 1998.


Interest Income

Interest income totaled $12.6 million, $7.4 million and $7.1 million for the years ended December 31, 2000, 1999 and 1998, respectively. The increase in 2000 over 1999 reflects an increase in average funds invested and, to a lesser extent, an increase in interest rates. Average funds invested increased primarily as a result of the proceeds from the sale of the Poultry Division in January 2000. The increase in 1999 reflects an increase in interest rates partially offset by a decrease in average funds invested.


Interest Expense

Interest expense totaled $30.1 million, $31.4 million and $26.4 million for the years ended December 31, 2000, 1999 and 1998, respectively. The decrease in 2000 primarily reflects a decrease in short-term borrowings. In addition, interest expense for 1999 and 1998 excludes amounts allocated to the discontinued poultry operations (see Note 13 to the Consolidated Financial Statements). Short-term borrowings decreased primarily as a result of the proceeds from the sale of the Poultry Division in January 2000. The increase in 1999, as compared to 1998, reflects an increase in both long-term and short-term average borrowings and an increase in interest rates. The increase in average borrowings during 1999 is primarily attributable to the consolidation of the sugar business in December 1998.


Loss from Foreign Affiliates

Loss from foreign affiliates totaled $2.4 million, $1.4 million and $17.1 million for the years ended December 31, 2000, 1999 and 1998, respectively. The increase in 2000 is primarily the result of the addition of a new milling operation and lower earnings at certain existing milling operations in Africa. Based on current political and economic situations in Africa, management anticipates losses from foreign milling affiliates to continue in 2001. As discussed above, the Company will report its wine investment on an equity basis for 2001 and anticipates related losses will also contribute to increased losses from foreign affiliates in 2001.

Losses decreased in 1999 compared to 1998 primarily as a result of excluding the operations of the sugar business. As discussed in Note 5 to the Consolidated Financial Statements, subsequent to 1998 the sugar business is included in consolidated operations.


Gain (Loss) on Exchange/Disposition of Businesses

On December 29, 2000, the Company exchanged its controlling interest in a Bulgarian wine operation and cash for a non-controlling interest in a larger wine operation resulting in a pre-tax loss of $5.6 million ($3.6 million after tax). On December 30, 1998, the Company completed the sale of its baking and flour milling businesses in Puerto Rico resulting in a pre-tax gain of $54.5 million ($33.3 million after taxes). See Note 2 to the Consolidated Financial Statements for further discussion of each of these transactions.


Miscellaneous Income

Miscellaneous income totaled $11.1 million, $3.1 million and $3.9 million for the years ended December 31, 2000, 1999 and 1998, respectively. The increase in 2000 is primarily attributable to the recognition of unamortized proceeds from prior terminations of interest rate agreements associated with debt repaid during the year, gains on the sale of marketable securities held for sale and increased profitability from a domestic affiliate, partially offset by the loss on sale of certain produce assets.


Income Tax Expense

The effective tax rates increased significantly during 2000 and 1999 primarily as a result of significant increases in overall losses from foreign entities for which tax benefits are not available within their respective countries or to offset domestic income.


Discontinued Operations

Earnings from discontinued poultry operations (see Note 13 to the Consolidated Financial Statements), net of income taxes, decreased in 1999 compared to 1998 due primarily to lower overall sales prices for poultry products, partially offset by lower finished feed costs. An increase in poultry production within the industry had resulted in lower prices for most poultry products while the Russian economic situation had a negative effect on domestic prices for dark meat sales.


Other Financial Information

The Company is subject to various federal and state regulations regarding environmental protection and land and water use. Among other things, these regulations affect the disposal of livestock waste and corporate farming matters in general. Management believes it is in compliance, in all material respects, with all such regulations. Laws and regulations in the states where the Company currently conducts its pork operations are becoming more restrictive. These and future changes could delay the Company's expansion plans or increase related development costs. Future changes in environmental or corporate farming laws could affect the manner in which the Company operates its business and its cost structure.

The Financial Accounting Standards Board has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133." These statements establish accounting and reporting standards for derivative instruments and all hedging activities. They require that an entity recognize all derivatives as either assets or liabilities at their fair values. Accounting for changes in the fair value of a derivative depends on its designation and effectiveness. For derivatives that qualify as effective hedges, the change in fair value will have no net impact on earnings until the hedged transaction affects earnings. For derivatives that are not designated as hedging instruments, or for the ineffective portion of a hedging instrument, the change in fair value will affect current period net earnings. The Company will adopt these statements during the first quarter of fiscal 2001. The adoption will result in adjustments primarily to the Company's balance sheet as derivative instruments and related agreements and deferred amounts are recorded as assets or liabilities with corresponding adjustments to Other Comprehensive Income or earnings. The adoption is not expected to have a material impact on the Company's earnings or cash flows.

The Company does not believe its businesses have been materially adversely affected by general inflation.


Derivative Information

The Company is exposed to various types of market risks from its day-to-day operations. Primary market risk exposures result from changing interest rates, commodity prices and foreign currency exchange rates. Changes in interest rates impact the cash required to service variable rate debt. From time to time, the Company uses interest rate swaps to manage risks of increasing interest rates. Changes in commodity prices impact the cost of necessary raw materials, finished product sales and firm sales commitments. The Company uses corn, wheat, soybeans and soybean meal futures and options to manage risks of increasing prices of raw materials and firm sales commitments. The Company uses hog futures to manage risks of increasing prices of live hogs acquired for processing. Changes in foreign currency exchange rates impact the cash paid or received by the Company on foreign currency denominated receivables and payables. The Company manages these risks through the use of foreign currency forward exchange agreements.

The table below provides information about the Company's non-trading financial instruments sensitive to changes in interest rates at December 31, 2000. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. At December 31, 2000, long-term debt includes foreign subsidiary obligations of $5.0 million denominated in U.S. dollars, $2.5 million denominated in Congolese francs, and $11.0 million payable in Argentine pesos. At December 31, 1999, long-term debt includes foreign subsidiary obligations of $5.1 million denominated in U.S. dollars and $12.8 million payable in Argentine pesos. The Argentine peso is currently pegged to the U.S. dollar and management believes there is minimal exchange rate risk. Weighted average variable rates are based on rates in place at the reporting date. Short-term instruments including short-term investments, non-trade receivables and current notes payable have carrying values that approximate market and are not included in this table due to their short-term nature.

(Dollars in thousands)    2001   2002   2003   2004   2005  Thereafter   Total
Long-term debt:
 Fixed rate           $ 33,229 26,973 51,379 51,439 51,656    68,704  $283,380
  Average interest rate   6.55%  6.98%  7.38%  7.39%  7.40%     8.07%     7.42%
 Variable rate        $  1,258 26,667      -      -      -    35,600  $ 63,525
  Average interest rate   5.00%  7.12%     -      -      -      5.64%     6.25%

Non-trading financial instruments sensitive to changes in interest rates at December 31, 1999 consisted of fixed rate long-term debt totaling $251.6 million with an average interest rate of 7.53%, and variable rate long-term debt totaling $77.9 million with an average interest rate of 6.25%.

Inventories that are sensitive to changes in commodity prices, including carrying amounts and fair values at December 31, 2000 and 1999 are presented in Note 4 to the Consolidated Financial Statements. Projected raw material requirements, finished product sales, and firm sales commitments may also be sensitive to changes in commodity prices. The tables below provide information about the Company's derivative contracts that are sensitive to changes in commodity prices. Although used to manage overall market risks, certain contracts do not qualify as hedges for financial reporting purposes. As a result, they are classified as trading instruments and carried at fair market value. Contracts that qualify as hedges for financial reporting purposes are classified as non-trading instruments. Gains and losses on non-trading instruments are deferred and recognized as adjustments of the carrying amounts of the commodities when the hedged transaction occurs. The following tables present the notional quantity amounts, the weighted average contract prices, the contract maturities, and the fair value of the position of
the  Company's  open  trading  and  non-trading  derivatives   at
December 31, 2000.

Trading:
                                             Contract Volumes      Wtd.-avg.                     Fair
Futures Contracts                            Quantity Units        Price/Unit     Maturity   Value (000's)
Corn purchases - long                         815,000 bushels      $  2.26          2001       $  48
Corn sales - short                            105,000 bushels         2.53          2001          (9)

Soybean meal purchases - long                   1,500 tons          194.24          2001           2

                                             Contract Volumes  Wtd.-avg.Exercise                 Fair
Options Contracts                            Quantity Units        Price/Unit     Maturity   Value (000's)
Wheat puts written - long                     885,000 bushels      $  3.10          2001       $ (19)
Wheat calls written - short collars           130,000 bushels         3.80          2001          (1)
Wheat calls purchased - long collars        1,015,000 bushels         3.36          2001          84

Soybean meal puts purchased - short             5,500 tons          190.00          2001          32
Soybean meal calls purchased - long collars     5,500 tons          190.00          2001          29
Soybean meal calls written - short collars      5,500 tons          190.00          2001         (29)


Non-trading:

                                             Contract Volumes      Wtd.-avg.                     Fair
Futures Contracts                            Quantity Units        Price/Unit     Maturity   Value (000's)
Corn purchases - long                       3,615,000 bushels      $  2.22          2001       $ 342
Corn sales - short                          3,905,000 bushels         2.24          2001        (285)

Wheat purchases - long                      5,050,000 bushels         3.14          2001         (32)
Wheat sales - short                         4,850,000 bushels         3.16          2001         173

Soybean meal purchases - long                  81,700 tons          183.69          2001         739
Soybean meal sales - short                     81,200 tons          185.31          2001        (630)

Soybean purchases - long                    1,245,000 bushels         4.87          2001         159
Soybean sales - short                       1,245,000 bushels         4.88          2001        (146)


At December 31, 1999, the Company had net trading contracts to purchase 2.3 million bushels of grain (fair value of $(246,000)) and 11,200 tons of meal (fair value of $24,000), and net contracts to sell 1.4 million pounds of hogs (fair value of $16,000). At December 31, 1999, the Company had net non-trading contracts to sell 1.3 million bushels of grain (fair value of $(119,000)) and 3,200 tons of meal (fair value of $19,000).

The table below provides information about the Company's trade receivables and financial instruments sensitive to foreign currency exchange rates, and all related forward currency exchange agreements at December 31, 2000. Information is presented in U.S. dollar equivalents and all contracts mature in 2001. The table presents the notional amounts and weighted average exchange rate. The notional amount is generally used to calculate the contractual payments to be exchanged under the contract.

(Dollars in thousands)                           Contract Amounts    Fair Value

Firmly committed sales contracts
 (African rands (ZAR))                            $    35,458       $     (64)
Related derivative:
 Forward exchange agreements
 (receive $US/pay ZAR)                            $    35,819       $      62
 Average contractual exchange rate                       7.63

Short-term notes payable:
 Variable rate (yen)                              $    20,000       $  20,000
 Average effective interest rate                        7.60%
Related Derivative:
 Forward exchange agreement, including
 projected interest due at maturity
 (receive yen/pay $US)                            $    20,242       $  20,242
 Exchange rate                                         110.87

At December 31, 1999, the Company had net agreements to exchange $25,565,000 of contracts denominated in African rands at an average contractual exchange rate of 6.22 ZAR to one U.S. dollar and an agreement effectively fixing the exchange rate on the $20 million payable in yen at 104.13 to one U.S. dollar (contract values approximate market).



Responsibility for Financial Statements

The consolidated financial statements appearing in this annual report have been prepared by the Company in conformity with accounting principles generally accepted in the United States of America and necessarily include amounts based upon judgments with due consideration given to materiality.

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

The consolidated financial statements have been audited by the independent accounting firm of KPMG LLP, whose responsibility is to examine records and transactions and to gain an understanding of the system of internal accounting controls to the extent required by auditing standards generally accepted in the United States of America and render an opinion as to the fair presentation of the consolidated financial statements.

The Board of Directors pursues its review of auditing, internal controls and financial statements through its audit committee, composed entirely of independent directors. In the exercise of its responsibilities, the audit committee meets periodically with management, with the internal auditors and with the independent accountants to review the scope and results of audits. Both the internal auditors and independent accountants have unrestricted access to the audit committee with or without the presence of management.



Independent Auditors' Report

We have audited the accompanying consolidated balance sheets of Seaboard Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of earnings, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

As  discussed in Note 4 to the consolidated financial statements,
the   Company  changed  its  method  of  accounting  for  certain inventories from the first-in, first-out method to the last-in, first-out method in 1999.

                                   /s/KPMG LLP

Kansas City, Missouri
March 5, 2001



                           SEABOARD CORPORATION
                        Consolidated Balance Sheets



                                                           December 31,
(Thousands of dollars)                                  2000        1999

Assets

Current assets:

 Cash and cash equivalents                        $   19,760  $   11,039

 Short-term investments                               91,375      91,609

 Receivables:

  Trade                                              194,966     141,838

  Due from foreign affiliates                         36,662      31,383

  Other                                               41,816      27,785

                                                     273,444     201,006

  Allowance for doubtful receivables                 (29,801)    (29,075)

   Net receivables                                   243,643     171,931

 Inventories                                         218,030     192,847

 Deferred income taxes                                14,132      15,031

 Prepaid expenses and deposits                        23,760      20,395

 Current assets of discontinued operations                 -     103,464

  Total current assets                               610,700     606,316

Investments in and advances to foreign affiliates     63,302      28,449

Net property, plant and equipment                    611,361     480,415

Other assets                                          27,485      30,204

Non-current assets of discontinued operations              -     132,407

Total Assets                                      $1,312,848  $1,277,791


See accompanying notes to consolidated financial statements.


                           SEABOARD CORPORATION
                        Consolidated Balance Sheets



                                                           December 31,
(Thousand of dollars)                                   2000        1999

Liabilities and Stockholders' Equity

Current liabilities:

 Notes payable to banks                           $   80,480  $  221,353

 Current maturities of long-term debt                 34,487      11,487

 Accounts payable                                     59,181      61,529

 Accrued liabilities                                  74,937      54,408

 Deferred revenues                                    48,004      31,929

 Accrued payroll                                      21,313      17,360

 Current liabilities of discontinued operations            -      24,013

  Total current liabilities                          318,402     422,079

Long-term debt, less current maturities              312,418     318,017

Deferred income taxes                                107,833      41,948

Other liabilities                                     33,464      34,924

Non-current liabilities of discontinued operations         -      16,824

  Total non-current and deferred liabilities         453,715     411,713

Minority interest                                         46         831

Commitments and contingent liabilities

Stockholders' equity:

 Common stock of $1 par value.  Authorized
 4,000,000 shares; Issued 1,789,599 shares
 including 302,079 shares of treasury stock            1,790       1,790

 Shares held in treasury                                (302)       (302)

                                                       1,488       1,488

 Additional capital                                   13,214      13,214

 Accumulated other comprehensive income                 (106)       (201)

 Retained earnings                                   526,089     428,667

  Total stockholders' equity                         540,685     443,168

Total Liabilities and Stockholders' Equity        $1,312,848  $1,277,791


See accompanying notes to consolidated financial statements.


                           SEABOARD CORPORATION
                        Consolidated Statements of Earnings


                                                    Years ended December 31,
(Thousands of dollars except per share amounts)    2000      1999       1998

Net sales                                     $1,583,696 $1,284,262 $1,294,492

Cost of sales and operating expenses           1,406,439  1,164,134  1,145,379

 Gross income                                    177,257    120,128    149,113

Selling, general and administrative expenses     129,192    107,760    119,343

 Operating income                                 48,065     12,368     29,770

Other income (expense):

 Interest income                                  12,580      7,446      7,072

 Interest expense                                (30,134)   (31,418)   (26,371)

 Loss from foreign affiliates                     (2,440)    (1,413)   (17,105)

 Gain (loss) on exchange/disposition of businesses(5,612)         -     54,544

 Minority interest                                   785      1,283          -

 Miscellaneous                                    11,059      3,128      3,908

 Total other income (expense), net               (13,762)   (20,974)    22,048

Earnings (loss) from continuing operations before
     income taxes                                 34,303     (8,606)    51,818

Income tax expense                               (25,431)    (4,981)   (20,391)

Earnings (loss) from continuing operations         8,872    (13,587)    31,427

Earnings from discontinued operations, net
     of income taxes of  $8,278 and $11,753, for
     1999 and 1998 respectively                        -     13,634     19,511

Gain on disposal of discontinued operations, net of
     income taxes of $57,305                      90,037          -          -

Net earnings                                  $   98,909 $       47 $   50,938

Earnings per common share:

 Earnings (loss) from continuing operations   $     5.96 $    (9.13)$    21.12

 Earnings from discontinued operations             60.53       9.16      13.12

Earnings per common share                     $    66.49 $     0.03 $    34.24


See accompanying notes to consolidated financial statements.



                                          SEABOARD CORPORATION
                              Consolidated Statements of Changes in Equity
                             (Thousands of dollars except per share amounts)
                              Years ended December 31, 2000, 1999 and 1998


                                                      Accumulated
                                                         Other
                                    Common  Treasury  Additional  Comprehensive  Retained  Comprehensive
                                     Stock   Stock     Capital       Income      Earnings     Income
Balances, January 1, 1998          $ 1,790   $ (302)   $ 13,214      $  10      $ 380,656

Net earnings                             -        -           -          -         50,938   $  50,938

Other comprehensive income,
  net of income tax benefit of $56       -        -           -        (91)             -         (91)

Comprehensive income                     -        -           -          -              -      50,847

Dividends on common stock
  ($1.00 per share)                      -        -           -          -         (1,487)

Balances, December 31, 1998          1,790     (302)     13,214        (81)       430,107


Net earnings                             -        -           -           -            47          47

Other comprehensive income,
  net of income tax benefit of $77       -        -           -        (120)            -        (120)

Comprehensive income                     -        -           -           -             -         (73)

Dividends on common stock
  ($1.00 per share)                      -        -           -           -        (1,487)

Balances, December 31, 1999          1,790     (302)     13,214        (201)      428,667


Net earnings                             -        -           -           -        98,909      98,909

Other comprehensive income,
  net of income tax expense of $61       -        -           -          95             -          95

Comprehensive income                     -        -           -           -             -   $  99,004

Dividends on common stock
  ($1.00 per share)                      -        -           -           -        (1,487)

Balances, December 31, 2000        $ 1,790   $ (302)   $ 13,214      $ (106)    $ 526,089

See accompanying notes to consolidated financial statements.

                              SEABOARD CORPORATION
                       Consolidated Statement of Cash Flows


                                                     Years ended December 31,
(Thousand of dollars)                               2000      1999       1998

Cash flows from operating activities:
 Net earnings                                 $    98,909 $      47  $  50,938
 Adjustments to reconcile net earnings
 to cash from operating activities:
  Net earnings from discontinued operations             -   (13,634)   (19,511)
  Net gain on disposal of discontinued operations (90,037)        -          -
  Depreciation and amortization                    50,383    45,582     40,479
  Loss from foreign affiliates                      2,440     1,413     17,105
  Deferred income taxes                            57,809    (2,985)    10,884
  Gain from recognition of deferred swap proceeds  (3,760)        -          -
  Gain from sale of fixed assets                     (492)   (1,984)    (2,737)
  (Gain) loss from exchange/disposition
  of businesses                                     5,612         -    (54,544)
 Changes in current assets and liabilities
  (net of businesses acquired and disposed):
  Receivables, net of allowance                   (64,182)  (18,029)     7,471
  Inventories                                     (26,477)  (48,127)    35,341
  Prepaid expenses and deposits                    (4,584)   (8,127)    (1,040)
  Current liabilities exclusive of debt           (25,279)    3,532    (24,576)
 Other, net                                          (879)    1,837       (346)
  Net cash from operating activities                 (537)  (40,475)    59,464

Cash flows from investing activities:
 Purchase of investments                       (1,235,054) (443,978)  (446,868)
 Proceeds from the sale of investments          1,176,653   456,903    311,433
 Proceeds from the maturity of investments         58,791    51,073     85,053
 Capital expenditures                            (116,933)  (67,713)   (26,913)
 Investments in and advances to foreign
 affiliates, net                                  (23,310)   (1,446)   (48,586)
 Proceeds from the sale of fixed assets             4,589     5,042      9,795
 Investment in domestic affiliate                       -         -     (2,500)
 Additional investment in a controlled subsidiary       -    (2,791)         -
 Acquisition of businesses (net of cash acquired) (45,444)        -     (1,388)
 Proceeds from disposal of discontinued
  operations, net of cash expenditures            356,107         -          -
 Proceeds from disposition of businesses                -         -     72,359
  Net cash from investing activities              175,399    (2,910)   (47,615)

Cash flows from financing activities:
 Notes payable to banks, net                     (140,873)   62,373    (15,025)
 Proceeds from issuance of long-term debt           5,211    26,667          -
 Principal payments of long-term debt             (24,901)  (26,807)    (7,400)
 Dividends paid                                    (1,487)   (1,487)    (1,487)
 Bond construction fund                            (4,091)        -          -
 Proceeds from termination of interest
  rate swap agreements                                  -     5,982          -
  Net cash from financing activities             (166,141)   66,728    (23,912)

  Net cash flows from discontinued operations           -   (33,020)    24,227

Net change in cash and cash equivalents             8,721    (9,677)    12,164

Cash and cash equivalents at beginning of year     11,039    20,716      8,552

Cash and cash equivalents at end of year      $    19,760 $  11,039  $  20,716


See accompanying notes to consolidated financial statements.


             Notes to Consolidated Financial Statements

Note 1

Summary of Significant Accounting Policies

Operations of Seaboard Corporation and its Subsidiaries

Seaboard Corporation and its subsidiaries (the Company) is a diversified international agribusiness and transportation company primarily engaged domestically in pork production and processing, and cargo shipping. Overseas, the Company is primarily engaged in commodity merchandising, flour and feed milling, sugar production, and electric power generation. Seaboard Flour Corporation (the Parent Company) is the owner of 75.3% of the Company's outstanding common stock.

Principles of Consolidation and Investments in Affiliates

The consolidated financial statements include the accounts of Seaboard Corporation and its domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company's investments in non-controlled affiliates are accounted for by the equity method. Financial information from certain foreign subsidiaries and affiliates is reported on a one- to three-month lag depending on the specific entity. As more fully described in Note 13, the Company completed the sale of its Poultry Division effective January 3, 2000. The Company's financial statements and notes reflect the Poultry Division as a discontinued operation for all periods presented.

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

Inventories

The Company uses the lower of last-in, first-out (LIFO) cost or market for determining inventory cost of live hogs, dressed pork product and related materials. All other inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

Property, Plant and Equipment

Property, plant and equipment are carried at cost and are being depreciated generally on the straight-line method over useful lives ranging from 3 to 30 years. Property, plant and equipment leases which are deemed to be installment purchase obligations have been capitalized and included in the property, plant and equipment accounts. Routine maintenance, repairs and minor renewals are charged to operations while major renewals and improvements are capitalized. Costs expected to be incurred during regularly scheduled drydocking of vessels are accrued prior to the drydock date.

Deferred Grant Revenue

Included in other liabilities at December 31, 2000 and 1999 is $10,280,000 and $10,704,000, respectively, of deferred grant revenue. Deferred grant revenue represents economic development funds contributed to the Company by government entities that were limited to construction of a hog processing facility in Guymon, Oklahoma. Deferred grants are being amortized to income over the life of the assets acquired with the funds.

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Comprehensive Income

For the years ended December 31, 2000, 1999 and 1998, other comprehensive income adjustments were not material and consisted of unrealized gains on available-for-sale securities and foreign currency cumulative translation adjustments, net of tax.

Revenue Recognition and Reclassifications

The Company recognizes revenue on commercial exchanges at the time title to the goods transfers to the buyer. Revenue of the Company's containerized cargo service is recognized ratably over the transit time for each voyage.

In accordance with a consensus reached by the Emerging Issues Task Force on Issue No. 00-10, beginning in the fourth quarter of 2000 the Company's Pork Division reclassified all shipping and handling billed to customers in sales transactions from a reduction of revenue to cost of sales. This treatment is consistent with that followed by Seaboard's other divisions. The presentation of prior period information has been reclassified to conform with the current presentation. Shipping and handling amounts reclassified totalled $32,418,000, $28,958,000 and $29,126,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of Long-lived Assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances  indicate  that the  carrying  amount  may  not  be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. See Note 12 for discussion of recoverability of certain segments' long-lived assets.

Earnings Per Common Share

Earnings per common share are based upon the average shares outstanding during the period. Average shares outstanding were 1,487,520 for each of the three years ended December 31, 2000, 1999 and 1998, respectively. Basic and diluted earnings per share are the same for all periods presented.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all demand deposits and overnight investments as cash equivalents. Included in accounts payable are outstanding checks in excess of cash balances of $22,836,000 and $23,483,000 at December 31, 2000 and 1999, respectively. The amounts paid (received) for interest and income taxes are as follows:

                                            Years ended December 31,

(Thousands of dollars)                      2000      1999      1998

Interest (net of amounts capitalized)   $  29,821    33,090    26,444

Income taxes                            $  11,805    15,432    (3,608)


Supplemental Noncash Transactions

As more fully described in Note 2, during 2000 the Company sold its Poultry Division, acquired the assets of an existing hog production operation, a cargo terminal facility and a flour and feed milling facility, and exchanged its controlling interest in a Bulgarian wine operation and cash for a non-controlling interest in a larger Bulgarian wine operation. As more fully described in Notes 2 and 5, during 1998 the Company purchased a wine operation in Bulgaria and a milling operation in Zambia, consolidated a previously non-controlled foreign affiliate and disposed of its Puerto Rican baking and flour milling operations. The following table summarizes the noncash transactions resulting from the disposition and exchange of businesses in 2000 and 1998:

                                                     Years ended December 31,

(Thousands of dollars)                                      2000      1998

Decrease in net working capital
 (including current income tax liability)               $  73,750  $  4,732

Increase in investments in and advances
 to foreign affiliates                                    (25,274)        -

Decrease in other fixed assets                              7,865    19,736

Decrease in other net assets                                  102     1,347

Decrease in net assets of discontinued operation          195,034         -

Long-term note receivable from sale                             -    (8,000)

Increase in deferred income tax liability                   8,914         -

Gain (loss) on exchange/disposition of businesses          (5,612)   54,544

Gain on disposal of discontinued operations,
 net of income taxes                                       90,037         -

  Net proceeds from exchange/disposition of businesses  $ 344,816  $ 72,359


Net  proceeds  from  exchange/disposition of businesses  in  2000 includes $356,107,000 in proceeds from disposal of discontinued operations and $11,291,000 in cash paid and contributed in the exchange of a business.

The following table summarizes the noncash transactions resulting from the acquisitions and consolidation of the foreign affiliate in 2000 and 1998:

                                                     Years ended December 31,

(Thousands of dollars)                                      2000      1998

Increase in other working capital                       $   8,654  $ 38,539

Decrease in investments in and advances to
 foreign affiliates                                             -   (96,733)

Increase in fixed assets                                   76,781   114,867

Increase in other net assets                                  600     9,198

Increase in notes payable and long-term debt              (37,091)  (58,801)

Increase in other liabilities                              (3,500)        -

Minority interest                                               -    (5,682)

  Cash paid, net of cash acquired and consolidated      $  45,444  $  1,388



Foreign Currency

The Company has operations in and transactions with customers in a number of foreign countries. The currencies of the countries fluctuate in relation to the U.S. dollar. Most of the Company's major contracts and transactions, however, are denominated in U.S. dollars. In addition, the value of the U.S. dollar fluctuates in relation to the currencies of countries where certain of the Company's foreign subsidiaries and affiliates primarily conduct business. These fluctuations result in exchange gains and losses. The activities of these foreign subsidiaries and affiliates are primarily conducted with U.S. subsidiaries or operate in hyper-inflationary environments. As a result, the Company remeasures the financial statements of certain foreign subsidiaries and affiliates using the U.S. dollar as the functional currency. The exchange gains and losses reported in earnings were not material for the years ended December 31, 2000, 1999 and 1998. Foreign currency exchange restrictions imposed upon the Company's foreign subsidiaries and foreign affiliates do not have a significant effect on the consolidated financial position of the Company.

Certain   foreign  subsidiaries  use  local  currency  as   their
functional currency. Assets and liabilities of these subsidiaries are translated to U.S. dollars at year-end exchange rates, and income and expense items are translated at average rates for the year. Resulting translation gains and losses were not material for the years ended December 31, 2000, 1999 and 1998. Translation gains and losses are recorded as components of accumulated other comprehensive income.

The Company, from time-to-time, enters into foreign currency exchange agreements to manage the foreign currency exchange risk on certain transactions denominated in foreign currencies. At December 31, 2000, the Company had net agreements to exchange $35,819,000 of contracts denominated in foreign currencies. Gains and losses on foreign currency exchange agreements designated as hedges and for which there is a high correlation between changes in the value of the exchange agreement and changes  in  the  value of the hedged contract are  deferred  and
ultimately   recognized  in  earnings  along  with  the   related
contract.



Financial Instruments

The Company, from time-to-time, enters into interest rate exchange agreements which involve the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to hedge the effects of fluctuations in interest rates. These agreements effectively convert specifically identified, variable-rate debt into fixed-rate debt. Differences to be paid or received are accrued as interest rates change and are recognized as an adjustment to interest expense. See Note 8 for a description of outstanding exchange rate agreements.

Gains and losses on termination of interest rate exchange agreements are deferred and recognized over the term of the underlying debt instrument as an adjustment to interest expense. At December 31, 2000 and 1999, net deferred gains on terminated interest rate exchange agreements totaled $2,217,000 and $6,435,000, respectively. In cases where there is no remaining underlying debt instrument, gains and losses on termination are recognized currently in miscellaneous income (expense).



Commodity Instruments

The Company enters into forward purchase and sale contracts, futures and options to manage its exposure to price fluctuations in the commodity markets. These commodity instruments generally involve the anticipated purchase of raw materials and firm sales commitments. At December 31, 2000, the Company had net contracts to purchase 2.4 million bushels of grain and net contracts to sell 3,500 tons of meal.

Gains and losses on commodity instruments designated as hedges and for which there is high correlation between changes in the value of the instrument and changes in the value of the hedged commodity are deferred and ultimately recognized in operations as part of the cost of the commodity. Gains and losses on qualifying hedges of firm commitments or probable anticipated transactions are also deferred and recognized as adjustments of the carrying amounts of the commodities when the hedged transaction occurs. When a qualifying hedge is terminated or ceases to meet the specific criteria for use of hedge accounting, any deferred gains or losses through that date continue to be deferred. Commodity instruments not qualifying as hedges for financial reporting purposes are marked to market and included in cost of sales in the consolidated statements of operations. For the years ended December 31, 2000, 1999 and 1998, losses on commodity contracts reported in operating income were $1,315,000, $592,000, and $3,139,000, respectively. At December 31, 2000, the net deferred gain on commodity instruments was $236,000, compared to a net deferred loss at December 31, 1999 of $426,000. These amounts are included in deferred revenues in the consolidated balance sheets. Cash flows from commodity instruments are classified in the same category as cash flows from the hedged commodities in the consolidated statements of cash flows.



Transactions with Parent Company

At December 31, 2000, the Company had a net receivable balance from the Parent Company of $4,910,000 compared to a net payable balance at December 31, 1999 of $1,382,000. Interest on receivables is charged at the prime rate and interest on payables is accrued at the Company's short-term borrowing rate. Related interest income (expense) for the years ended December 31, 2000, 1999 and 1998, amounted to $192,000, $151,000 and $(8,000)
respectively.


Note 2

Acquisitions and Dispositions of Businesses

The Company completed the sale of its Poultry Division on January
3,   2000.   The  sale  of  this  division  is  presented  as   a
discontinued operation and is more fully described in Note 13.

During the first quarter of 2000, the Company purchased the assets of an existing hog production operation for approximately $75 million, consisting of $34 million in cash and the assumption of $34 million in debt, $4 million of currently payable liabilities and $3 million payable over the next four years. The transaction was accounted for using the purchase method and would not have significantly affected net earnings or earnings per share on a pro forma basis.

During the second quarter of 2000, the Company purchased the assets of a cargo terminal facility for approximately $9.1 million consisting of $8.2 million in cash, including transaction expenses, and the assumption of $0.9 million in debt. The transaction was accounted for using the purchase method and would not have significantly affected net earnings or earnings per share on a pro forma basis.

During the third quarter of 2000, the Company purchased the assets of a flour and feed milling facility in the Republic of Congo for approximately $5.9 million, consisting of $3.4 million in cash and $2.5 million payable over the next ten years. The transaction was accounted for using the purchase method and would not have significantly affected net earnings or earnings per share on a pro forma basis.

During the third quarter of 2000, the Company discontinued the business of marketing fruits and vegetables grown through joint ventures or independent growers by selling certain assets of its Produce Division resulting in a $2.0 million loss.

During the fourth quarter of 2000, the Company exchanged its controlling interest in a Bulgarian wine company and $10,400,000 cash for a non-controlling interest in a larger Bulgarian wine operation, realizing a $5,612,000 pre-tax ($3,648,000 after tax) loss on the exchange. This investment will be accounted for using the equity method. The transaction would not have significantly affected net earnings or earnings per share on a pro forma basis.

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

On December 30, 1998, the Company completed the sale of its Puerto Rican baking and flour milling businesses to a management group led by the President of the baking businesses. These assets were sold for $81,359,000 and the assumption of
$11,770,000 in liabilities. The proceeds consisted of $72,359,000 in cash, an $8,000,000 interest bearing subordinated note receivable due in 2004 (subsequently collected in the first quarter of 2001), and a $1,000,000 interest bearing note receivable (collected in the first quarter of 1999). The Company recognized a pre-tax gain of $54,544,000 ($33,272,000 after tax) in connection with this transaction. The following pro forma unaudited financial data reflects the pro forma impact on the Company's results of operations as if the sale was consummated at the beginning of 1998, excluding the gain on the sale, with pro forma adjustments to give effect to reducing short-term borrowings, interest income earned on short-term investments and certain other adjustments, together with related income tax effects:

(Thousands of dollars, except per share amount)    Year ended December 31,1998

Net sales                                                 $  1,203,316

Loss from continuing operations                           $     (4,146)

Net earnings                                              $     16,128

Loss per share from continuing operations                 $      (2.79)

Earnings per share                                        $      10.84

The pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the sale been consummated on the dates assumed, nor are they necessarily indicative of future operating results.


Note 3

Short-term Investments

Substantially all available-for-sale securities have contractual maturities within two years and are available to meet current operating needs. The amortized cost of these investments approximates fair value at December 31, 2000 and 1999. The Company realized net gains of $3,567,000 on sales of available-for-sale securities for the year ended December 31, 2000, which is included in miscellaneous income. Gross realized gains and losses on sales of available-for-sale securities were not material for the years ended December 31, 1999 and 1998. The following is a summary of the estimated fair value of available-for-sale securities at December 31, 2000 and 1999:

                                                           December 31,
(Thousands of dollars)                                   2000       1999

U.S. Treasury securities and obligations of
 U.S. government agencies                           $   20,501 $   33,960

Obligations of states and political subdivisions        60,610     35,526

Other securities                                        10,264     22,123

Total securities                                    $   91,375 $   91,609



Note 4

Inventories

A summary of inventories at the end of each year is as follows:

                                                           December 31,
(Thousands of dollars)                                   2000      1999

At lower of LIFO cost or market:

 Live hogs and related materials                    $  117,699 $   75,662

 Dressed pork and related materials                     10,995      8,360

                                                       128,694     84,022

 LIFO allowance                                           (326)     4,026

  Total inventories at lower of LIFO cost or market    128,368     88,048

At lower of FIFO cost or market:

 Grain, flour and feed                                  42,534     41,772

 Sugar produced and in process                          24,454     22,398

 Crops in production and related materials               4,978      7,490

 Wine and other spirits                                      -     12,555

 Other                                                  17,696     20,584

  Total inventories at lower of FIFO cost or market     89,662    104,799

Total inventories                                   $  218,030 $  192,847

In 1999, the Company changed its method of accounting for certain inventories of the Pork Division from FIFO to LIFO increasing net earnings from continuing operations in 1999 by $2,456,000 or $1.65 per common share. If the FIFO method had been used, inventories would have been $326,000 higher and $4,026,000 lower than those reported at December 31, 2000 and 1999, respectively.


Note 5

Investments in and Advances to Foreign Affiliates

The Company has made investments in and advances to non-controlled foreign affiliates primarily conducting business in flour and feed milling and wine making. The foreign affiliates are located in Angola, the Democratic Republic of Congo, Lesotho, Kenya, Mozambique, Nigeria and Sierra Leone in Africa; Ecuador in South America; Haiti in the Caribbean; and Bulgaria. These investments are accounted for by the equity method.

The Company's investments in foreign affiliates are primarily carried at the Company's equity in the underlying net assets of each subsidiary. Certain of these foreign affiliates operate under restrictions imposed by local governments which limit the Company's ability to have significant influence on their operations. These restrictions have resulted in a loss in value of these investments and advances that is other than temporary. The Company suspended the use of the equity method for these investments and recognized the impairment in value by a charge to earnings in years prior to 1998.

During the first quarter of 2000, the Company invested $7,500,000 for a minority interest in a flour and feed mill operation in Kenya. During the fourth quarter of 2000, the Company acquired a non-controlling interest in a Bulgarian wine operation. See Note 2 for further discussion.

During the second quarter of 1999, the Company invested $1,700,000 for a minority interest in a flour mill in Angola. In July 1998, the Company acquired for $5,000,000 a non-controlling interest in a flour mill in Lesotho. In June 1998, the Company, in a joint venture with two other partners, acquired an interest in a flour mill in Haiti. The Company made an investment of $3,000,000 for a minority interest in the joint venture, which in turn owns 70% of a Haitian company which owns the flour mill. These investments are being accounted for using the equity method.

Ingenio y Refineria San Martin del Tabacal S.A. (Tabacal) is an Argentine company primarily engaged in growing and refining sugarcane and, to a lesser extent, citrus production. The Company accounted for this investment using the equity method from July 1996 (date of acquisition) through December 1998. Losses from foreign affiliates during 1998 are primarily attributable to the operations of Tabacal. Effective December 31, 1998, the Company obtained voting control over a majority of the capital stock of Tabacal. Accordingly, as of December 31, 1998, Tabacal is accounted for as a consolidated subsidiary. See Note 1 for the noncash transactions resulting from this consolidation in 1998.

Sales   of   grain  and  supplies  to  non-consolidated   foreign
affiliates are included in consolidated net sales for  the  years
ended  December  31,  2000,  1999  and  1998,  and  amounted   to
$106,876,000, $69,739,000 and $107,424,000, respectively.

Combined condensed financial information of the non-controlled, non-consolidated foreign affiliates for their fiscal periods ended within each of the Company's years ended, including the Bulgarian wine operation's financial position as of December 31, 2000 only, as discussed in Note 2, and Tabacal's operating results for 1998 only, are as follows:

                                                December 31,

(Thousands of dollars)                   2000      1999      1998

Net sales                           $  230,460   166,592   217,362

Net loss                            $   (8,843)   (8,966)  (20,497)

Total assets                        $  257,534   122,008   137,381

Total liabilities                   $  152,560    61,557    72,995

Total equity                        $  104,974    60,451    64,386



Note 6

Property, Plant and Equipment

A summary of property, plant and equipment at the end of each year is as follows:

                                                December 31,

(Thousands of dollars)                         2000       1999

Land and improvements                      $  97,842  $  81,317

Buildings and improvements                   186,408    154,647

Machinery and equipment                      479,023    388,887

Transportation equipment                      94,691     82,174

Office furniture and fixtures                 12,817     13,697

Construction in progress                      25,221     14,023

                                             896,002    734,745

Accumulated depreciation and amortization   (284,641)  (254,330)

  Net property, plant and equipment        $ 611,361  $ 480,415



Note 7

Income Taxes

Income taxes attributable to continuing operations for the years ended December 31, 2000, 1999 and 1998 differ from the amounts computed by applying the statutory U.S. Federal income tax rate to earnings (loss) from continuing operations before income taxes for the following reasons:

                                                     Years ended December 31,

(Thousands of dollars)                                2000     1999      1998

Computed "expected" tax expense (benefit)          $ 12,006 $ (3,012) $ 18,136

Adjustments to tax expense (benefit) attributable to:

  Foreign tax differences                            10,160    8,988     7,680

  Tax-exempt investment income                       (1,718)    (358)     (730)

  State income taxes, net of Federal benefit         (2,506)      12       199

  Other                                               7,489     (649)   (4,894)

Income tax expense - continuing operations           25,431    4,981    20,391

Income tax expense - discontinued operations         57,305    8,278    11,753

  Total income tax expense                         $ 82,736 $ 13,259  $ 32,144


The components of total income taxes are as follows:

                                                     Years ended December 31,

(Thousands of dollars)                                2000     1999      1998

Current:

  Federal                                          $(35,613)$  2,976  $(11,570)

  Foreign (including Puerto Rico)                     4,131    5,332    17,126

  State and local                                    (1,334)    (419)     (118)

Deferred:

  Federal                                            57,204   (3,445)   14,300

  Foreign (including Puerto Rico)                        (8)      (6)      110

  State and local                                     1,051      543       543

Income tax expense - continuing operations           25,431    4,981    20,391

Unrealized changes in other comprehensive income         61      (77)      (56)

Income tax expense - discontinued operations         57,305    8,278    11,753

  Total income taxes                               $ 82,797 $ 13,182  $ 32,088


Components of the net deferred income tax liability at the end of each year are as follows:

                                                                December 31,

(Thousands of dollars)                                         2000      1999

Deferred income tax liabilities:

  Cash basis farming adjustment                             $ 16,224  $ 17,162

  Deferred earnings of foreign subsidiaries                   58,427     1,749

  Depreciation                                                80,296    64,116

  LIFO                                                        32,242     1,570

  Other                                                        3,056     2,553

                                                             190,245    87,150

Deferred income tax assets:

  Reserves/accruals                                           50,056    48,591

  Foreign losses                                               1,791     2,420

  Tax credit carryforwards                                    23,287    10,372

  Net operating loss carryforwards                            23,118     1,000

  Other                                                          442         -

                                                              98,694    62,383

Valuation allowance                                            2,150     2,150

  Net deferred income tax liability                         $ 93,701  $ 26,917


The Company believes its future taxable income will be sufficient for full realization of the deferred tax assets. The valuation allowance represents the effect of accumulated losses on certain foreign subsidiaries that will not be recognized without future liquidation or sale of these subsidiaries. At December 31, 2000, the Company had tax credit carryforwards of approximately
$23,287,000. Approximately $11,236,000 of these carryforwards expire in varying amounts in 2001 through 2020 while the remaining balance may be carried forward indefinitely. At December 31, 2000, the Company had federal net operating loss carryforwards of approximately $63,195,000 expiring in varying amounts in 2019 and 2020.

At December 31, 2000 and 1999, current income taxes payable totaled $10,915,000 and $7,155,000, respectively.

At December 31, 2000 and 1999, no provision has been made in the accounts for Federal income taxes which would be payable if the undistributed earnings of certain foreign subsidiaries were distributed to the Company since management has determined that the earnings are permanently invested in these foreign operations. Should such accumulated earnings be distributed, the resulting Federal income taxes would amount to approximately $18,000,000.


Note 8

Notes Payable and Long-term Debt

Notes payable amounting to $80,480,000 and $221,353,000 at December 31, 2000 and 1999, respectively, consisted of obligations due banks within one year. At December 31, 2000, these funds were outstanding under the Company's one-year revolving credit facilities totaling $141.0 million and short-term uncommitted credit lines from banks totaling $119.5 million, less outstanding letters of credit commitments totaling $4.2 million. Subsequent to year-end, the Company's one-year revolving credit facilities totaling $141.0 million maturing in the first quarter of 2001 were extended for an additional year and short-term uncommitted credit lines totaling $119.5 million were reduced to $109.5 million. Weighted average interest rates on the notes payable were 7.64% and 7.24% at December 31, 2000 and 1999, respectively.

Included in notes payable at December 31, 2000 and 1999, are $20.0 million payable in Japanese yen (yen), outstanding under a $20.0 million uncommitted line of credit. At December 31, 2000 and 1999, the Company had foreign exchange contracts in place effectively fixing the exchange rate on this note payable at
110.87 and 104.13 yen to one U.S. dollar, respectively.

Notes payable, the revolving credit facilities and uncommitted credit lines from banks are unsecured and do not require compensating balances. Facility fees on these agreements are not material.

A summary of long-term debt at the end of each year is as follows:
                                                                December 31,

(Thousands of dollars)                                         2000      1999

Private placements

 6.49% senior notes, due 2001 through 2005                  $100,000  $100,000

 7.88% senior notes, due 2003 through 2007                   125,000   125,000

Industrial Development Revenue Bonds (IDRBs), floating rates
 (5.23% - 6.23% at December 31, 2000) due 2018 through 2027   35,600    48,700

Promissory note, 6.87%, due 2001 through 2008                 31,663         -

Revolving credit facility, floating rates
 (7.12% at December 31, 2000) due 2002                        26,667    26,667

Foreign subsidiary obligations,
 (9.00% - 14.50%) due 2001 through 2007                       17,174    15,353

Foreign subsidiary obligation, floating rate
 (5.00% at December 31, 2000) due 2001                         1,258     2,522

Term loan, 3.00%, due 2001                                     5,144     5,415

Capital lease obligations and other                            4,399     5,847

                                                             346,905   329,504

Current maturities of long-term debt                         (34,487)  (11,487)

 Long-term debt, less current maturities                    $312,418  $318,017

Of the 2000 foreign subsidiary obligations, $5,000,000 is denominated in U.S. dollars, $2,469,000 is denominated in Congolese francs and the remaining $10,963,000 is payable in Argentine pesos. Of the 1999 foreign subsidiary obligations, $5,085,000 was denominated in U.S. dollars and the remaining $12,790,000 was payable in Argentine pesos.

At December 31, 2000, Argentine land and sugar production facilities and equipment with a depreciated cost of $17,461,000 secure certain bond issues and foreign subsidiary debt. Included in other assets at December 31, 2000 and 1999, are $5,622,000 and $1,532,000, respectively, of unexpended bond proceeds held in trust that are invested in accordance with the bond issuance agreements.

The terms of the note agreements pursuant to which the senior notes, IDRBs, term loan and revolving credit facilities were issued require, among other terms, the maintenance of certain ratios and minimum net worth, the most restrictive of which requires the ratio of consolidated funded debt to consolidated shareholders' equity, as defined, not to exceed .90 to 1; requires the maintenance of consolidated tangible net worth, as defined, of not less than $250,000,000; and limits the Company's ability to sell assets under certain circumstances. The Company is in compliance with all restrictive debt covenants relating to these agreements as of December 31, 2000.

At December 31, 1998, the Company had interest rate exchange agreements in place effectively fixing the interest rate on $200 million of variable rate debt to a fixed, weighted-average rate of 6.33%. These contracts were scheduled to expire in 2007. However, during 1999 the Company terminated these agreements for proceeds totaling $5,982,000. These proceeds were deferred and scheduled to be amortized as a reduction of interest expense through the original expiration dates in 2007, or recognized as other income to the extent of any early repayment of the related debt. Upon completion of the Poultry Division sale in January 2000, unamortized proceeds of $582,000 related to agreements associated with debt of the Company's discontinued poultry operations (see Note 13) were recognized as a component of the gain on the disposal in the first quarter of 2000. During 2000, the Company repaid approximately $165,774,000 in notes payable, industrial development revenue bonds and other debt primarily with proceeds from the Poultry Division sale. As a result of these repayments, approximately $3,760,000 in unamortized proceeds from prior terminations of interest rate agreements related to these notes were recognized as miscellaneous income. Ownership of these agreements, including any amortization of termination proceeds, decreased interest expense in 2000 by $561,000 and increased interest expense in 1999 and 1998 by $799,000 and $808,000, respectively.

Annual  maturities of long-term debt at December 31, 2000 are  as follows: $34,487,000 in 2001, $53,640,000 in 2002, $51,379,000 in
2003,  $51,439,000 in 2004, $51,656,000 in 2005 and  $104,304,000
thereafter.


Note 9

Fair Value of Financial Instruments

The fair value of the Company's short-term investments is based on quoted market prices at the reporting date for these or similar investments. At December 31, 2000 and 1999, the fair value of the Company's short-term investments was $91,375,000 and $91,609,000, respectively, with an amortized cost of $91,294,000 and $91,684,000 at December 31, 2000 and 1999, respectively.

The fair value of long-term debt is determined by comparing interest rates for debt with similar terms and maturities. At December 31, 2000 and 1999, the fair value of the Company's long-term debt was $355,601,000 and $325,275,000, respectively, with a carrying value of $346,905,000 and $329,504,000 at December 31, 2000 and 1999, respectively.

Other   financial  instruments  consisting  of  cash   and   cash
equivalents, net receivables, notes payable, and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of the instruments.


Note 10

Employee Benefits

The Company maintains a defined benefit pension plan for its domestic salaried and clerical employees. The Company also sponsors non-qualified, unfunded supplemental executive plans. The plans generally provide for normal retirement at age 65 and eligibility for participation after one year's service upon attaining the age of 21. The Company bases pension contributions on funding standards established by the Employee Retirement Income Security Act of 1974. Benefits are generally based upon the number of years of service and a percentage of final average pay. Plan assets are invested in equity securities, fixed income bonds and short-term cash equivalents. The changes in the plans' benefit obligations and fair value of assets for the years ended December 31, 2000 and 1999, and a statement of the funded status as of December 31, 2000 and 1999 are as follows:

                                                      December 31,

(Thousands of dollars)                              2000      1999

Reconciliation of benefit obligation:

 Benefit obligation at beginning of year         $ 31,764  $ 30,072

 Service cost                                       1,802     2,419

 Interest cost                                      2,498     2,231

 Actuarial losses (gains)                           2,445    (1,685)

 Benefits paid                                     (1,502)   (1,273)

 Curtailments                                      (1,190)        -

 Benefit obligation at end of year                 35,817    31,764

Reconciliation of fair value of plan assets:

 Fair value of plan assets at beginning of year    27,722    26,213

 Actual return on plan assets                        (177)    2,734

 Employer contributions                             1,346        48

 Benefits paid                                     (1,502)   (1,273)

 Fair value of plan assets at end of year          27,389    27,722

Funded status                                      (8,428)   (4,042)

Unrecognized transition obligation                    619     1,052

Unamortized prior service cost                     (1,077)   (1,966)

Unrecognized net actuarial gains                     (171)   (5,315)

 Accrued benefit cost                            $ (9,057) $(10,271)


Assumptions used in determining pension information were:

                                             Years ended December 31,

                                             2000      1999      1998

Weighted-average assumptions

 Discount rate                               7.75%     8.00%     7.25%

 Expected return on plan assets              8.75%     8.75%     8.75%

 Long-term rate of increase in
  compensation levels                        4.50%     4.50%     4.50%


The net periodic benefit cost of these plans was as follows:

                                             Years ended December 31,

(Thousands of dollars)                       2000      1999      1998

Components of net periodic benefit cost:

 Service cost                              $ 1,802   $ 2,419   $ 2,640

 Interest cost                               2,498     2,231     2,558

 Expected return on plan assets             (2,417)   (2,268)   (2,692)

 Amortization and other                       (136)      (65)      (68)

 Net periodic benefit cost                 $ 1,747   $ 2,317   $ 2,438


As of December 31, 2000, the projected benefit obligation and accumulated benefit obligation for unfunded pension plans were $4,793,000 and $3,821,000, respectively. As of December 31, 1999, the projected benefit obligation and accumulated benefit obligation for unfunded pension plans were $3,583,000 and $2,685,000, respectively. As more fully described in Note 13, the Poultry Division was sold in January 2000 and is presented as a discontinued operation. Poultry employees retain benefits in the primary pension plan summarized above and were treated as terminated and fully vested at the date of the sale. This resulted in a $1,614,000 curtailment gain in 2000, excluded from the table above and included as a component of the total gain on disposal of discontinued operations.

The Company has certain individual, non-qualified, unfunded supplemental retirement agreements for certain executive employees. Pension expense for these plans was $933,000, $658,000 and $514,000 for the years ended December 31, 2000, 1999 and 1998, respectively. Included in other liabilities at December 31, 2000 and 1999 is $9,663,000 and $8,492,000,
respectively, representing the accrued benefit obligation for these plans.

The Company maintains a defined contribution plan covering most of its domestic salaried and clerical employees. The Company contributes to the plan an amount equal to 100% of employee contributions up to a maximum of 3% of employee compensation. Employee vesting is based upon years of service with 20% vested after one year of service and an additional 20% vesting with each additional complete year of service. Contribution expense was $1,241,000, $1,157,000 and $1,102,000 for the years ended
December 31, 2000, 1999 and 1998, respectively.


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

Rental expense for operating leases amounted to $62,038,000, $58,253,000 and $57,515,000 in 2000, 1999 and 1998, respectively.
Minimum lease commitments under noncancelable leases with initial terms greater than one year at December 31, 2000 were $25,835,000 in 2001, $21,119,000 in 2002, $12,580,000 in 2003, $6,396,000 in
2004,  $5,507,000  in  2005 and $13,090,000  thereafter.   It  is
expected that, in the ordinary course of business, leases will be renewed or replaced.

In August 2000, the Company announced that its management had discovered that assets of its Produce Division had been overstated in prior periods due to accounting errors and irregularities in the Produce Division's books and records. As a result, management restated the Company's financial statements for each of the prior periods effected and filed a Form 10-K/A on August 28, 2000. In a letter dated December 27, 2000, the Securities and Exchange Commission (SEC) notified the Company that it is conducting a formal investigation of this matter to determine whether there have been any violations of the federal securities laws and issued a subpoena to acquire certain documents from the Company. Management is cooperating with the SEC's requests and believes the outcome of the investigation will not have any material impact on the Company.

The  Company  owns  certain  partially completed  hog  production facilities, having a net carrying value of $12,326,000 at December 31, 2000. The Company continues to seek, but has not yet received, necessary operating and related permits. If the Company is unable to obtain such permits, the carrying value of such property could be impaired.

The Company is a defendant in a pending arbitration proceeding and related litigation in Puerto Rico brought by the owner of a chartered barge and tug which were damaged by fire after delivery of the cargo. Damages of $47.6 million are alleged. The Company received a ruling in the arbitration proceeding in its favor which dismisses the principal theory of recovery although the ruling has been appealed. The Company believes that the ruling will be upheld on appeal and it will have no responsibility for the loss.

During the first quarter of 2000, the Company resolved to the mutual satisfaction of all parties litigation brought in federal court by a third-party hog supplier claiming breach of agreement, common law fraud and violation of the federal RICO statute and the Company's counterclaims in this litigation. The resolution did not have a material effect on the Company's financial position, results of operations or cash flows.

The Company is subject to various other legal proceedings related to the normal conduct of its business. In the opinion of management, none of these actions is expected to result in a judgment having a materially adverse effect on the consolidated financial statements of the Company.


Note 12

Segment Information

Seaboard Corporation had six reportable segments through December 31, 2000: Pork, Marine, Commodity Trading and Milling, Sugar and Citrus, Power, and Wine, each offering a specific product or service. The Pork segment sells fresh and value-added pork products mainly to further processors and foodservice companies both domestically and overseas. The Marine segment, primarily based out of the Port of Miami, offers containerized cargo shipping services throughout Latin America and the Caribbean. The Commodity Trading and Milling segment sources bulk and bag commodities primarily overseas and operates foreign flour and feed mills. The Sugar and Citrus segment produces and processes sugar and citrus in Argentina primarily to be marketed locally. The Power segment generates electric power from two floating generating facilities located in the Dominican Republic. The Wine segment, located in Bulgaria, primarily produced wines to be marketed throughout Europe. As discussed in Note 2, in December 2000 the Company exchanged its controlling interest in its Wine segment and a cash investment for a non-controlling interest in a larger wine operation to be accounted for using the equity method. As a result, the Company's segment disclosures reflect operating results for the Wine segment through 2000 but no assets for the Wine segment at December 31, 2000. Revenues from all other segments are primarily derived from operations including produce farming (certain portions discontinued in 2000, see Note
2) and baking (sold in December 1998, see Note 2). Each of the six main segments is separately managed and each was started or acquired independent of the other segments.

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

The entire Argentine sugar industry is experiencing financial difficulties, with Tabacal and certain large competitors incurring operating losses in part because Argentine sugar prices are below historical levels. As a result of these recent operating losses for Tabacal, the Company has evaluated the recoverability of Tabacal's long-lived assets and believes the value of those assets is presently recoverable. However, a further decline in sugar prices over an extended period of time could result in the carrying values not being recoverable, which would result in a material charge to earnings for the impairment of these assets.

Within the Commodity Trading and Milling Division, the Company has evaluated the recoverability of the long-lived assets of its Zambian milling operations due to its recent operating losses. Total long-lived assets at December 31, 2000 are $6,804,000 million. Currently, the Company believes the value of those assets is recoverable. However, continued operating losses from this business could result in the carrying values not being recoverable, which could result in a material charge to earnings for the impairment of these assets.

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


Sales to External Customers:
                                                Years ended December 31,

(Thousands of dollars)                      2000         1999         1998

Pork                                   $   724,708  $   600,117  $   529,483

Marine                                     364,915      307,663      310,903

Commodity Trading and Milling              358,999      259,489      306,406

Sugar and Citrus                            60,061       46,855            -

Power                                       35,846       22,975       26,183

Wine                                         6,825       12,859            -

All other                                   32,342       34,304      121,517

 Segment/Consolidated Totals           $ 1,583,696  $ 1,284,262  $ 1,294,492



Operating Income:
                                                Years ended December 31,

(Thousands of dollars)                      2000         1999         1998

Pork                                   $    63,350  $    37,661  $    (1,122)

Marine                                      14,450       (1,893)      17,379

Commodity Trading and Milling               (3,518)       2,615       10,505

Sugar and Citrus                            (7,587)     (15,909)           -

Power                                        6,007        7,942        8,839

Wine                                        (9,171)      (5,946)           -

All other                                  (11,539)      (4,673)        (395)

 Segment Totals                             51,992       19,797       35,206

Corporate Items                             (3,927)      (7,429)      (5,436)

 Consolidated Totals                   $    48,065  $    12,368  $    29,770



Depreciation and Amortization:
                                                Years ended December 31,

(Thousands of dollars)                      2000         1999         1998

Pork                                   $    21,378  $    20,759  $    20,676

Marine                                      12,181        9,651        8,451

Commodity Trading and Milling                3,266        3,230        2,985

Sugar and Citrus                             7,557        7,102            -

Power                                        2,310        1,547        1,638

Wine                                           934          362            -

All other                                    1,917        2,160        6,125

 Segment Totals                             49,543       44,811       39,875

Corporate Items                                840          771          604

 Consolidated Totals                   $    50,383  $    45,582  $    40,479



Capital Expenditures:
                                                Years ended December 31,

(Thousands of dollars)                      2000         1999         1998

Pork                                   $    26,356  $    22,072  $    16,304

Marine                                      17,097       20,001        5,151

Commodity Trading and Milling                1,895        4,816        1,162

Sugar and Citrus                            14,380       14,998            -

Power                                       52,098          389           79

Wine                                         2,703        3,746            -

All other                                    2,068          715        3,200

 Segment Totals                            116,597       66,737       25,896

Corporate Items                                336          976        1,017

 Consolidated Totals                   $   116,933  $    67,713  $    26,913



Total Assets:
                                               Years ended December 31,

(Thousands of dollars)                             2000        1999

Pork                                           $  510,836  $  401,316

Marine                                            121,895      97,561

Commodity Trading and Milling                     197,751     161,477

Sugar and Citrus                                  186,099     167,972

Power                                              88,514      21,068

Wine                                                    -      29,156

All other                                          27,665      38,931

 Segment Totals                                 1,132,760     917,481

Corporate Items                                   180,088     124,439

Discontinued Poultry Operations                         -     235,871

 Consolidated Totals                           $1,312,848  $1,277,791


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

Geographic Information

No individual foreign country accounts for 10% or more of sales to external customers. The following table provides a geographic summary of the Company's net sales based on the location of product delivery:

                                               Years ended December 31,

(Thousands of dollars)                         2000     1999      1998

United States                           $  725,327  $  658,740  $  670,879

Caribbean, Central and South America       434,353     355,376     336,882

Africa                                     260,706     102,022     126,190

Pacific Basin and Far East                 104,919      92,235      79,063

Canada/Mexico                               31,643      41,521      38,598

Eastern Mediterranean                       18,013      13,124      39,436

Europe                                       8,735      21,244       3,444

 Totals                                 $1,583,696  $1,284,262  $1,294,492


The   following  table  provides  a  geographic  summary  of  the
Company's long-lived assets according to their physical location and primary port for Company owned vessels:

                                                     December 31,

(Thousands of dollars)                            2000        1999

United States                                 $  410,773  $  331,765

Argentina                                        115,167     111,486

All other                                         85,421      37,164

 Totals                                       $  611,361  $  480,415


At December 31, 2000 and 1999, the Company had approximately $153,831,000 and $93,624,000, respectively, of foreign receivables, excluding receivables due from foreign affiliates, which represent more of a collection risk than the Company's domestic receivables. The Company believes its allowance for doubtful receivables is adequate.


Note 13

Discontinued Operations

On January 3, 2000, the Company completed the sale of its Poultry Division to ConAgra, Inc. for $375 million, consisting of the assumption of approximately $16 million in indebtedness and the remainder in cash, resulting in a pre-tax gain on the sale of approximately $147.3 million ($90.0 million after estimated taxes), including a final adjustment recorded in the fourth quarter of 2000.

The  Company's financial statements reflect the Poultry  Division as a discontinued operation for all periods presented. Operating results of the discontinued poultry operations are summarized below. The amounts exclude general corporate overhead previously allocated to the Poultry Division for segment reporting purposes.
The amounts include interest on debt at the Poultry Division assumed by the buyer and an allocation of the interest on the Company's general credit facilities based on a ratio of the net assets of the discontinued operations to the total net assets of the Company plus existing debt under the Company's general credit
facilities.   The  results  for  1999  reflect  activity  through
November 1999 (the measurement date); results for 1998 reflect activity for the entire year. Net losses incurred after the measurement date (for the month of December 1999) totaled $4,180,000 and were deferred as a component of current assets of discontinued operations at December 31, 1999. These losses were recognized in 2000 as a reduction of the gain realized on the sale.
                                             Years ended December 31,

(Thousands of dollars)                            1999        1998

Net sales                                     $  437,695  $  514,503

Operating income                              $   27,023  $   36,414

Earnings from discontinued operations         $   13,634  $   19,511


Assets and liabilities of the discontinued poultry operations are summarized below:

(Thousands of dollars)                              December 31, 1999

Receivables                                             $  27,367

Inventories                                                70,532

Prepaid expenses and deposits                               1,385

Deferred net loss after measurement date                    4,180

 Current assets of discontinued operations              $ 103,464

Net property, plant and equipment                       $ 132,224

Other assets                                                  183

 Non-current assets of discontinued operations          $ 132,407

Accounts payable                                        $  14,189

Accrued liabilities                                         9,824

 Current liabilities of discontinued operations         $  24,013
Long-term debt                                          $  16,145

Other liabilities                                             679

 Non-current liabilities of discontinued operations     $  16,824