Form 10-K, Exhibit 13
period 2001-12-31
SEABOARD CORP /DE/
filed 2002-03-13
CIK 88121

Summary of Selected Financial Data

                             Years ended December 31,
(Thousands of dollars except per share amounts)
                            2001       2000       1999       1998       1997

Net sales                $1,804,610 $1,583,696 $1,284,262 $1,294,492 $1,328,841

Earnings (loss) from
 continuing operations   $   53,305 $    8,872 $  (13,587)$   31,427 $   35,070

Net earnings             $   53,305 $   98,909 $       47 $   50,938 $   29,079

Earnings (loss) per
 common share from
 continuing operations   $    35.83 $     5.96 $    (9.13)$    21.12 $    23.58

Earnings per common share$    35.83 $    66.49 $     0.03 $    34.24 $    19.55

Total assets             $1,235,592 $1,274,234 $1,249,022 $1,211,096 $1,083,952

Long-term debt, less
 current maturities      $  255,819 $  312,418 $  318,017 $  313,324 $  290,521

Stockholders' equity     $  527,203 $  540,685 $  443,168 $  444,728 $  395,368

Dividends per common
 share                   $     1.00 $     1.00 $     1.00 $     1.00 $     1.00


As a result of the devaluation of the Argentine peso, in 2001 the Company recorded a $68,974,000 reduction to shareholders' equity through a charge of $7,830,000 against net earnings related to dollar denominated net liabilities of its Argentine subsidiary and a foreign currency translation adjustment of $61,144,000 as an other comprehensive loss related to the subsidiary's peso denominated net assets. See Note 12 to the Consolidated Financial Statements for further discussion.

The  Company  completed  the  sale of  its  Poultry  Division  on
January 3, 2000, recognizing an after-tax gain on disposal of discontinued operations of $90,037,000 or $60.53 per common share after a final adjustment in the fourth quarter of 2000. See Note 14 to the Consolidated Financial Statements for further discussion.

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

2001

Net sales                  $435,260  468,513  466,898  433,939    $1,804,610

Operating income           $ 18,036   39,640   29,680   26,996    $  114,352

Net earnings               $  7,615   31,519    6,426    7,745    $   53,305

Earnings per common share  $   5.12    21.19     4.32     5.20    $    35.83

Dividends per common share $   0.25     0.25     0.25     0.25    $     1.00

Market price range per
 common share:
                  High     $ 182.00   207.90   280.00   325.00
                  Low      $ 149.00   181.00   197.00   190.00

2000

Net sales                  $369,807  393,917  372,260  447,712    $ 1,583,696

Operating income           $ 18,035   12,228   10,903    6,899    $    48,065

Earnings (loss) from
 continuing operations     $  9,859    5,484    3,664  (10,135)   $     8,872

Net earnings (loss)        $101,031    5,484    3,664  (11,270)   $    98,909

Earnings (loss) per common
 share from continuing
 operations                $   6.63     3.68     2.46    (6.81)   $      5.96

Earnings (loss) per common
 share                     $  67.92     3.68     2.46    (7.57)   $     66.49

Dividends per common share $   0.25     0.25     0.25     0.25    $      1.00

Market price range per
 common share:
                  High     $ 200.00   206.00   204.00   182.00
                  Low      $ 153.00   170.00   162.00   150.00

As a result of the devaluation of the Argentine peso, during the fourth quarter of 2001, the Company recorded a charge of $7,830,000 against net earnings related to dollar denominated net liabilities of its Argentine subsidiary. See Note 12 to the Consolidated Financial Statements for further discussion.

In the second quarter of 2001, the Company exchanged its non-controlling interest in a domestic seafood affiliate for a lesser interest in a foreign seafood business recognizing an after-tax gain of $11,434,000 or $7.69 per common share. During the third quarter of 2001, as a result of a decline in the stock price of this foreign seafood business considered other-than-temporary, the Company recognized an after-tax loss of $11,367,000 or $7.64 per share. See Note 3 to the Consolidated Financial Statements for further discussion.

The  Company  completed  the  sale of  its  Poultry  Division  on
January 3, 2000, recognizing an after-tax gain on disposal of discontinued operations of $90,037,000 or $60.53 per common share after a final adjustment to decrease the gain by $1,135,000 or $0.76 per common share in the fourth quarter of 2000. See Note 14 to the Consolidated Financial Statements for further discussion.

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


Management's Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources

Cash from operating activities for 2001 increased $159.8 million compared to 2000. The increase was primarily due to positive cash flows from components of working capital and an increase in net earnings from continuing operations. Changes in components of working capital, net of businesses acquired and disposed, are primarily related to the timing of normal transactions for voyage
settlements,   trade  payables  and  receivables.    Within   the
Commodity Trading & Milling segment, strong sales in the fourth quarter of 2000 and subsequent related collections resulted in a higher receivable balance at December 31, 2000 compared with year-end 2001.

Cash from operating activities for 2000 increased $39.9 million compared to 1999. The increase was primarily related to an increase in cash from net earnings from continuing operations, partially offset by changes in components of working capital. Changes in components of working capital, net of businesses acquired and exchanged/disposed, are primarily related to the timing of normal transactions for voyage settlements, trade payables, accrued liabilities and receivables. Within the Commodity Trading and Milling, and Power segments, higher sales in the fourth quarter of 2000 compared to the fourth quarter of 1999 resulted in increased receivable balances at December 31, 2000. Within the Commodity Trading and Milling
segment, receivables and deferred revenues also increased at December 31, 2000 related to an increase in incomplete voyages compared to December 31, 1999. Despite the increase in deferred revenue, the change in current liabilities exclusive of debt resulted in a use of cash during 2000 as the Company funded approximately $16.0 million for accruals established as a component of the discontinued poultry operations sale in January 2000, primarily offsetting the increase in deferred revenues. These accruals related primarily to funding required for certain expansion projects in accordance with the original sales agreement. See Note 14 to the Consolidated Financial Statements for further discussion of the discontinued poultry operations.

Cash from investing activities for 2001 decreased $262.9 million compared to 2000. The decrease is primarily related to proceeds in the first quarter of 2000 from the sale of the poultry operations, partially offset by acquisitions and capital expenditures during 2000. During 2001, the Company invested a total of $55.0 million in property, plant and equipment as described below as compared to $116.9 million in 2000.

During 2001, the Company invested $20.7 million in the Pork segment primarily to expand the existing hog production facilities, complete construction of a new feed mill and make improvements to the pork processing plant. During 2002, the Company expects to invest $25.9 million for continued expansion of existing hog production facilities and upgrades to the pork processing plant, excluding new construction plans discussed below.

In March 2001, the Company terminated previously announced plans to begin construction of a second hog processing plant at a location in northeast Kansas. In February 2002, the Company announced plans to build a second processing plant in northern Texas along with related plans to expand its vertically integrated hog production facilities. These plans are contingent on a number of factors, including obtaining necessary permits, commitments for a sufficient quantity of hogs to operate the plant, and no statutory impediments being imposed by the proposed farm bill currently being debated in the U.S. Congress (see Note 11 to the Consolidated Financial Statements). These plans will require extensive capital outlays and financing demands. The current cost estimates to build the plant are approximately $150.0 million with an additional $200.0 million for live production facilities for a total of approximately $350.0 million. The Company also anticipates pursuing various contract grower finishing arrangements. The Company is currently evaluating its alternatives for financing these expansion plans, including additional borrowings, leases or other business ventures with third parties. Due to the uncertainties surrounding permitting and the potential impact of the proposed farm bill, the Company is currently not able to predict the timing of the expansion project.

During 2001, the Company invested $20.9 million in the Marine segment primarily for the purchase of a previously chartered vessel and for equipment. During 2002, the Company plans to invest $6.7 million for additional equipment.

During 2001, the Company invested $10.3 million in the Sugar and Citrus segment primarily for improvements to existing facilities and sugarcane fields. During 2002, the Company expects to spend
$3.0 million for additional improvements.

During  2001, Capital expenditures in all other segments  totaled
$3.1 million in general modernization and efficiency upgrades of plant and equipment.

Management anticipates the planned fiscal 2002 capital expenditures for existing operations, discussed above and excluding the Pork expansion plans, will be financed by internally generated cash, including potential use of available short-term investments.

During the second quarter of 2001, the Company exchanged its non-controlling interest in a domestic affiliate primarily engaged in the production and processing of salmon and other seafood products for a smaller share of Fjord Seafood ASA (Fjord), a larger seafood operation headquartered in Norway. This investment is accounted for as a non-current available for sale investment security. During the fourth quarter of 2001 the Company participated in a private placement of additional shares and invested an additional $10.8 million in Fjord shares valued at NOK 6 per share. See Note 3 to the Consolidated Financial Statements for further discussion.

Cash from investing activities for 2000 increased $178.3 million compared to 1999. The increase is primarily related to proceeds from the sale of discontinued poultry operations, partially offset by acquisitions, investments in foreign affiliates and capital expenditures. See Note 14 to the Consolidated Financial Statements for further discussion of the Poultry Division sale and Note 2 for discussion of the acquisition of the assets of a hog production operation, a cargo terminal facility, and a flour and feed milling facility and the exchange of a controlling interest in a Bulgarian wine operation and cash for a non-controlling interest in a larger Bulgarian wine operation.

During 2000, the Company invested $116.9 million in property, plant and equipment. The Company invested $26.4 million in the Pork segment primarily for the expansion of hog production facilities, including starting construction on a new feed mill, and for improvements to the pork processing plant. The Company invested $17.1 million in the Marine segment primarily to purchase a previously chartered vessel and for containers and other material handling equipment. The Company invested $14.4 million in the Sugar and Citrus segment primarily for improvements to existing facilities and sugarcane fields. The Company invested $52.1 million in the Power segment primarily for the construction of a 71.2 megawatt barge-mounted power plant located in the Dominican Republic which became operational during the fourth quarter of 2000. Capital expenditures in all other segments during 2000 totaled $6.9 million in general modernization and efficiency upgrades of plant and equipment.

During  the  first  quarter  of 2000,  the  Company  purchased  a minority interest in a flour and feed mill operation in Kenya for
$7.5  million.   This  transaction was accounted  for  using  the
equity method.

During the fourth quarter of 2000, the Company exchanged its controlling interest in a Bulgarian wine company and $10.4 million cash for a non-controlling interest in a larger Bulgarian wine operation, realizing a $5.6 million pre-tax loss in the exchange. This investment has since been accounted for using the equity method.

Cash from financing activities increased $98.2 million during 2001 compared to 2000 primarily reflecting the higher level of note and industrial revenue bond repayments during 2000 with proceeds from the sale of the Poultry Division.

During 2001, the Company's one-year revolving credit facilities totaling $141.0 million were extended for an additional year and the short-term uncommitted credit lines totaling $119.5 million were reduced to $85.3 million. As of December 31, 2001, the Company had $37.7 million outstanding under short-term uncommitted credit lines.

Subsequent to year-end, the Company extended for one year a $20.0 million revolving credit facility and let expire other revolving credit facilities totaling $121.0 million. The Company currently anticipates replacing the expired facilities during 2002, although the total amount and related terms of the facilities have not yet been determined.

The following table represents a summary of the Company's commercial commitments as of December 31, 2001, all of which expire in 2002.

                                                       Total amount
(Thousands of dollars)                                  Available

Revolving credit agreement - committed                  $ 26,667
Short-term revolving credit facilities - committed       141,000
Short-term uncommitted demand notes                       85,304
Letters of credit                                          5,224
Total at December 31, 2001                               258,195
Amounts drawn against lines                               64,370
Remaining at December 31, 2001                          $193,825

Effective December 31, 2001, the Company sold a ten percent minority interest in its power barge placed in service during the fourth quarter of 2000 in the Dominican Republic for $6.0 million, consisting of $5.0 million cash and $1.0 million in contributed payables previously recorded by the Company. No gain or loss was recognized on the sale. As part of the sale agreement, the buyer has the option to sell its interest back to the Company at any time until December 31, 2004 for the book value at the time of the sale.

Cash from financing activities in 2000 decreased $232.9 million compared to 1999 primarily from the repayment of notes payable in 2000 compared to net borrowings in 1999. During 2000, the Company repaid approximately $165.8 million in notes payable, industrial development revenue bonds and other debt primarily with proceeds from the Poultry Division sale. As a result of these repayments, approximately $3.8 million in unamortized proceeds from prior terminations of interest rate agreements related to these notes were recognized as miscellaneous income. During 2000, the Company borrowed proceeds of $5.2 million under an industrial development revenue bond. These funds were acquired for construction of a Pork Division feed mill. During 1999, the Company terminated interest rate exchange agreements effectively fixing the interest rate on $200 million of variable rate debt for proceeds totaling $6.0 million.

The Company is a party to various master lease programs and a contract finishing agreement (the "Facility Agreements") with limited partnerships and a limited liability company which own certain of the facilities that are used in connection with the Company's vertically integrated hog production. These arrangements are accounted for as operating leases. At December 31, 2001, the total amount of unamortized costs representing fixed asset values and the underlying outstanding debt under these Facility Agreements was approximately $188.2 million. At December 31, 2001, total future payments including interest, assuming the Company renews through the end of the final terms, amount to $257.1 million. These hog production facilities produce approximately 45% of the Company owned hogs processed at the plant. In August 2002, $130.0 million of the underlying bank facility in one of the limited partnerships for certain properties expires. The Company has not currently determined if it will request the limited partnership to renew the bank facility or refinance in a new bank facility in order to permit the current arrangement to be continued. If the bank facility is neither renewed nor replaced, the Company may exercise its right to purchase the assets from the limited partnership ($123.3 million at December 31, 2001) or the limited partnership may attempt to sell the properties to a third party with which the Company may enter into a grower finishing arrangement. Currently, management believes that it will have sufficient liquidity and financing capacity to accomplish any of the alternatives. The contractual cash obligation table below presents additional optional renewal payments, at current interest rates, as if the Company continues to renew the Facility Agreements through the final optional date. See Note 8 to the Consolidated Financial Statements for further discussion.

A summary of the Company's contractual cash obligations and optional renewal amounts as of December 31, 2001 is as follows:


(Thousands of dollars)         2002    2003    2004    2005    2006  Thereafter

Contract grower finishing
 agreements                  $ 5,279 $ 4,545 $ 3,197 $ 1,968 $ 2,008 $ 11,908
Obligations under Facility
 Agreements                   12,939   9,412   4,585       -       -        -
Other  operating lease
 payments                     13,401   8,084   5,884   5,177   5,281    7,898
Total  lease  obligations     31,619  22,041  13,666   7,145   7,289   19,806
Long-term debt                55,166  50,365  50,490  50,776  31,151   73,037
Other  purchase  commitments   1,100     515       -       -       -        -
Total cash obligations
 and commitments              87,885  72,921  64,156  57,921  38,440   92,843
Additional optional annual
 renewal payments under
 Facility  Agreements          3,917   8,108  13,953  18,900  17,603  194,627
Total                        $91,802 $81,029 $78,109 $76,821 $56,043 $287,470


In addition to the Pork segment expansion plans and potential financing requirements related to assets under Facility Agreements discussed above, the Company's Senior Notes began maturing during 2001 and continue to mature through 2007. Management believes that the Company's current combination of liquidity, capital resources and borrowing capabilities will be adequate for its existing operations during fiscal 2002. Management is evaluating various alternatives for future financings to provide adequate liquidity for the Company's future operating and expansion plans. In addition, management intends to continue seeking opportunities for expansion in the industries in which it operates.

Results of Operations

Net sales totaled $1,804.6 million for the year ended December 31, 2001, compared to $1,583.7 million for the year ended December 31, 2000. Operating income of $114.4 million for 2001 increased $66.3 million compared to $48.1 million in 2000.

Net sales totaled $1,583.7 million for the year ended December 31, 2000, compared to $1,284.3 million for the year ended December 31, 1999. Operating income of $48.1 million for 2000 increased by $35.7 million compared to $12.4 million in 1999.


Pork Segment

(Dollars in millions)                  2001      2000      1999
Net sales                           $ 772.4     724.7     600.1
Operating income                    $  68.7      63.4      37.7

Net  sales  for  the  Pork  segment increased  $47.7  million  to
$772.4 million in 2001 compared to 2000. This increase is primarily the result of higher pork prices. Management believes pork prices have increased primarily as the result of the favorable relationship of pork supplies and pork demand.

Operating income for the Pork segment increased $5.3 million to $68.7 million in 2001 compared to 2000. This increase is primarily the result of sales prices, as discussed above, and processing an increased proportion of lower cost, Company-raised hogs versus third party hogs. Expanded production capacity allowed the company to raise more of its own hogs in 2001. Partially offsetting these increases, the cost of Company-raised hogs has increased over 2000, reflecting higher feed, maintenance, medical and energy costs. While unable to predict future market prices, management expects overall market conditions for 2002 will continue to provide profitable results although potentially lower than 2001. Future results may also be adversely affected by the pending U.S. Farm Bill as further discussed in Note 11 to the Consolidated Financial Statements.

Net sales increased $124.6 million to $724.7 million in 2000 compared to 1999. This increase is a result of higher pork prices and, to a lesser extent, an increase in sales volume. An excess supply of hogs had depressed pork prices through the first half of 1999. The excess then declined resulting in improved prices. Sales volume increased as the plant ran extended shifts to take advantage of positive margins.

Operating income increased $25.7 million to $63.4 million in 2000 compared to 1999. This increase primarily resulted from improved sales prices and volumes, as discussed above. As a result of production acquisitions, the Company also benefited during 2000 from an increased number of lower-cost, Company-raised hogs processed compared to 1999. While the cost of third-party hogs increased, third-party hogs as a percent of total hogs processed decreased.


Marine Segment

(Dollars in millions)                  2001      2000      1999
Net sales                           $ 384.9     364.9     307.7
Operating income (loss)             $  24.0      14.5      (1.9)

Net sales for the Marine Segment increased $20.0 million to $384.9 million in 2001 compared to 2000. This increase primarily reflects increased volumes to certain markets during the year while average cargo rates decreased slightly compared to the prior year average. The increased sales also reflect a full year of services provided at a cargo terminal facility at the Port of Houston which was acquired during the second quarter of 2000. Although economic uncertainties still exist in certain South American markets, volumes in these markets improved during 2001 compared to 2000, partially offset by a decline in volumes to the Caribbean Basin.

Operating income for the Marine Segment increased $9.5 million to $24.0 million in 2001 compared to 2000, primarily reflecting improved results in certain South American markets discussed above. Management expects operating income will remain positive during 2002 although economic uncertainties in markets served could reduce overall profitability.

Net  sales  increased  $57.2 million to $364.9  million  in  2000 compared to 1999. This increase resulted primarily from significant increases in volumes, while cargo rates increased slightly. Weak economic conditions in certain South American markets depressed rates during 1999 and the first half of 2000; however, volumes increased and cargo rates improved in the second half of 2000. Operating income increased $16.4 million to $14.5 million in 2000 compared to 1999, primarily as a result of the increased volumes discussed above partially offset by higher fuel costs.


Commodity Trading and Milling Segment

(Dollars in millions)                  2001      2000      1999
Net sales                           $ 476.2     359.0     259.5
Operating income (loss)             $  13.2      (3.5)      2.6
Loss from foreign affiliates        $  (4.5)     (2.4)     (1.4)

Net sales for the Commodity Trading & Milling segment increased $117.2 million to $476.2 million in 2001 compared to 2000. This increase is primarily the result of increased trading volumes of soybean meal and wheat to third parties and, to a lesser extent, wheat to foreign affiliates.

Operating income for the Commodity Trading & Milling segment increased $16.7 million to $13.2 million in 2001 compared to 2000. This increase is primarily a result of improvements in operating certain mills in foreign countries, including the first year of profitable operations in Zambia, and profitable operations of a new mill acquired during the third quarter of 2000. To a lesser extent, the increase reflects $3.5 million of recoveries of previously reserved receivables and increased commodity sales as discussed above. Due to the nature of this segment's operations and its exposure to foreign political situations, management is unable to predict future sales and operating results.

Loss from foreign affiliates increased $2.1 million to $4.5 million in 2001 compared to 2000. As a result of recurring losses in a shrimp business operated as a subsidiary of an investment in a foreign affiliate in Ecuador, at December 31, 2001, management evaluated its carrying value of its investment in Ecuador. Based on the evaluation, in the fourth quarter of 2001, a $1.0 million loss was recognized for the decline in value other than temporary in this investment. The increase was also the result of lower earnings at a milling operation in Haiti. Based on current political and economic situations in the countries the flour and feed mills operate, management anticipates losses from foreign affiliates to continue in 2002.

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

Loss   from   foreign  affiliates  increased  $1.0   million   to
$2.4 million in 2000 compared to 1999, primarily as a result of a new milling operation and lower earnings at certain existing milling operations in Africa.


Sugar and Citrus Segment

(Dollars in millions)                  2001      2000      1999
Net sales                           $  77.7      60.1      46.9
Operating income (loss)             $   6.6      (7.6)    (15.9)

Net   sales   for   the   Sugar  and  Citrus  segment   increased
$17.6 million to $77.7 million in 2001 compared to 2000, primarily as a result of improved sugar prices and higher sales volumes. Sales volumes increased primarily as a result of an increase in the resale of sugar purchased from third parties. Operating income for 2001 increased $14.2 million to $6.6 million in 2001 compared to 2000, primarily as a result of higher sugar prices, increased sales volumes, increases in production efficiencies and a lower provision for doubtful accounts. Management is unable to predict future sugar prices or operating results of this segment in light of the recent events in Argentina discussed below.

Beginning in December, 2001, the Argentine government had placed restrictions on the exchange of currency. On January 6, 2002, the government of Argentina officially ended the one peso to one U.S. dollar parity. On January 11, 2002, the currencies began market trading resulting in a devaluation of over 40%. Although there was no effect on operating income in 2001, the Company did record a reduction to shareholders' equity of $69.0 million, through a charge against net earnings of $7.8 million and a foreign currency translation adjustment of $61.1 million as of December 31, 2001. See Note 12 to the Consolidated Financial Statements for further discussion. The economy of Argentina has been severely, negatively impacted by the devaluation and the continuing recession. At this time, management is not able to predict the effects these events will have on operating income for 2002.

Net sales increased $13.2 million to $60.1 million in 2000 compared to 1999, primarily a result of higher sales volumes, partially offset by slightly lower prices. Operating income increased $8.3 million to $(7.6) million compared to 1999, primarily as a result of improved margins and lower operating costs. During the second quarter of 1999, severance charges of $3.0 million were incurred related to certain employee layoffs.


Power Segment

(Dollars in millions)                  2001      2000      1999
Net sales                           $  63.6      35.8      23.0
Operating income                    $  14.6       6.0       7.9

Net sales for the Power segment increased $27.8 million to $63.6 million in 2001 compared to 2000 reflecting a full year of new power barge operations that began in October of 2000. Through the third quarter of 2001, all sales from this division were made under contract to the state-owned electric company. That contract was rescinded during September 2001 and the Company began selling power at market rates on the spot market.

Operating income for the Power segment increased $8.6 million to $14.6 million in 2001 compared to 2000 primarily reflecting the operations of the new power barge. While the demand for power in the Dominican Republic is expected to remain strong allowing this segment to remain profitable, management is not able to predict future spot market rates.

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


Wine Segment

(Dollars in millions)                  2001      2000      1999
Net sales                           $     -       6.8      12.9
Operating loss                      $     -      (9.2)     (5.9)
Loss from foreign affiliate         $  (3.7)        -         -

As  discussed in Note 2 to the Consolidated Financial Statements,
Seaboard's consolidated wine segment and a cash contribution were exchanged for a non-controlling interest in a larger Bulgarian wine operation on December 29, 2000.

For 2001, as a result of the exchange discussed above, the wine segment results are reported using the equity method of accounting. The results for 2001 only include nine months as it is recorded on a three-month lag. Overall operating results continued to be negative for 2001. Management currently anticipates additional losses for 2002.

As the Wine segment was previously consolidated on a three-month lag, in order to reflect the operating results of the Wine segment through the date of the exchange, the Wine segment's results for 2000 include 15 months of operations. The effect of including the additional three month activity in fiscal 2000 increased revenues by $1.2 million and decreased operating income by $1.9 million. Despite the inclusion of the additional three months' revenue for 2000, net sales decreased $6.1 million to $6.8 million in 2000 compared to 1999, primarily as a result of lower sales volumes in certain European markets. Operating loss increased $3.3 million to $9.2 million in 2000 compared to 1999, primarily resulting from lower sales and the inclusion of additional losses through the date of exchange as discussed above, the cost of acquiring wine materials on the open market to supplement local grape shortages, and increasing reserves for uncollectible receivables and advances for raw materials.


All Other Segments

(Dollars in millions)                  2001      2000      1999
Net sales                           $  29.8      32.3      34.3
Operating loss                      $  (8.8)    (11.5)     (4.7)

Net Sales for All Other segments decreased $2.5 million to $29.8 million in 2001 compared to 2000. Sales decreased primarily as the result of lower prices and yields of shrimp grown and sold within the Produce Division. Operating loss decreased $2.7 million to $8.8 million in 2001 compared to 2000. The improvement in operating loss is primarily the result of the Company discontinuing the business of marketing fruits and vegetables grown through joint ventures or independent growers by selling certain assets of its Produce Division during the third quarter of 2000 (see Note 2 to the Consolidated Financial Statements). Partially offsetting the improvement were increased operating losses from the existing Produce Division operations, including the severance charge discussed below. As a result of strategic business changes discussed below, management anticipates reduced operating losses for this division in 2002.

Management is currently considering various strategic alternatives for the Produce Division. Currently, management has decided to cease shrimp, pickle and pepper farming operations in Honduras. As a result, during the fourth quarter of 2001, a $1.3 million charge to earnings was recorded related to employee severance at these locations. Total long-lived assets for the Produce Division at December 31, 2001, are $6.5 million. The Company has evaluated the recoverability of these long-lived assets and believes the value of those assets is presently recoverable. However, final decisions of various strategic alternatives or continuing losses of existing operations could result in the carrying values not being recoverable, which could result in a material charge to earnings for the impairment of these assets.

Operating loss increased $6.8 million to $11.5 million in 2000 compared to 1999, primarily as a result of low yields and quality which decreased margins on seasonal produce sales, primarily melons and, to a lesser extent, losses related to the pickle and pepper operations in Honduras. In addition, at the end of the melon growing season in June 2000, management increased reserves for certain melon grower advances.


Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses decreased $14.0 million to $115.2 million in 2001 compared to 2000. This decrease is primarily a result of changing to the equity method of accounting for the Wine business for 2001 (as discussed in
Note 2 to the Consolidated Financial Statements) and, to a lesser extent, recoveries of previously reserved receivables and discontinuing the business of marketing fruits and vegetables by the Produce Division in the prior year, as discussed above, partially offset by increases discussed below. The increases reflect increased service and support functions related to expanded operations in the Commodity Trading and Milling, Marine and Power segments. As a percentage of revenues, SG&A decreased to 6.4% for 2001 from 8.2% in 2000, primarily as a result of increased revenues in these segments in excess of the related SG&A increases.

SG&A increased $21.4 million to $129.2 million in 2000 compared to 1999. This increase is primarily a result of costs associated with acquired operations in the Pork segment, additional three month expenses in the Wine segment, increases in reserves for certain uncollectible grower advances in the Produce Division, uncollectible advances for raw materials in the Wine segment and increases in the Power segment associated with the recovery of receivables written-off in prior years. As a percentage of revenues, SG&A decreased to 8.2% in 2000 from 8.4% in 1999, primarily attributable to increases in revenues in the Marine, Trading and Milling, and Sugar segments without a corresponding increase in SG&A costs.


Interest Expense

Interest expense totaled $27.7 million, $30.1 million and $31.4 million for the years ended December 31, 2001, 2000 and
1999, respectively. The decrease in 2001 from 2000 primarily reflects a decrease in short-term borrowings and, to a lesser extent, lower interest rates on variable rate debt. The decrease in 2000 from 1999 primarily reflects a decrease in short-term borrowings. In addition, interest expense for 1999 excludes amounts allocated to the discontinued poultry operations (see
Note 14 to the Consolidated Financial Statements).


Interest Income

Interest income totaled $8.5 million, $12.6 million and $7.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. The decrease in 2001 from 2000 primarily reflects lower interest rates and, to a lesser extent, a decrease in average funds invested. The increase in 2000 from 1999 reflects an increase in average funds invested and, to a lesser extent, an increase in interest rates. Average funds invested increased primarily as a result of the proceeds from the sale of the Poultry Division in January 2000.


Other Investment Income, Net

Other investment income, net totaled $4.8 million, $5.7 million and $0.2 million for the years ended December 31, 2001, 2000 and 1999, respectively. During the second quarter of 2001, the Company exchanged its investment in a domestic seafood business for shares of common stock of Fjord Seafood ASA (Fjord) resulting in a gain of $18.7 million. Primarily as a result of lower operating results, the need for additional capital and the price decline of Fjord's common stock, management determined the decline in value of its total investment to be other than temporary. As a result, the Company recorded a $18.6 million loss in the third quarter of 2001. Also during 2001, the Company sold its shares of a long-term investment in a foreign company recognizing a gain of $3.7 million. The increase in 2000 from 1999 is primarily attributable to a $3.6 million gain recognized on the sale of certain marketable securities held for sale and increased profitability from the domestic seafood business investment discussed above.


Loss on Exchange/Disposition of Businesses

On December 29, 2000, the Company exchanged its controlling interest in a Bulgarian wine operation and cash for a non-controlling interest in a larger wine operation resulting in a $5.6 million loss. During the third quarter of 2000, the Company discontinued the business of marketing fruits and vegetables grown through joint ventures or independent growers by selling certain assets of its Produce Division resulting in a $2.0 million loss.


Foreign Currency Losses

Foreign currency losses totaled $8.8 million during 2001 compared to $0.1 million in 2000 primarily reflecting the Argentine peso devaluation effect on dollar denominated net liabilities of the Company's Argentine subsidiary. Based on additional Argentine peso devaluation during the beginning of 2002, management anticipates recognizing additional foreign currency losses during 2002. See Note 12 to the Consolidated Financial Statements for further discussion.


Miscellaneous, Net

Miscellaneous, net totaled $5.6 million, $7.5 million and $3.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. During 2001, gains of $2.8 million were recognized on existing interest rate swap agreements not accounted for as hedges. During 2000, a $3.8 million gain was realized from the recognition of unamortized proceeds from prior terminations of interest rate agreements associated with debt repaid during the year.


Income Tax Expense

The effective tax rate decreased significantly during 2001 compared to 2000 primarily as the result of increased permanently deferred foreign earnings during 2001 partially offset by the effect of certain other permanent differences. The effective tax rates increased significantly during 2000 compared to 1999 primarily as a result of significant increases in overall losses from foreign entities for which tax benefits are not available within their respective countries or to offset domestic income.


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

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations", effective for fiscal years beginning after June 15, 2002. This statement will require the Company to record a long-lived asset and related liability for estimated future costs of retiring certain assets. The estimated asset retirement obligation, discounted to reflect present value, will grow to reflect accretion of the interest component. The related retirement asset will be amortized over the economic life of the related asset. Upon adoption of this statement, a cumulative effect of a change in accounting principle will be recorded at the beginning of the effective year to recognize the deferred asset and related accumulated amortization to date and the estimated discounted asset retirement liability together with cumulative accretion since the inception of the liability.

The Company will incur asset retirement obligation costs associated with the closure of the hog lagoons it is legally obligated to close. Accordingly, the Company has performed detailed assessments and obtained the appraisals required to estimate the future retirement costs based on current regulations. Although these costs could change by the date of adoption, it is currently estimated that the Company will record a cumulative effect of approximately $2.1 million as a charge to earnings, an increase in net fixed assets of $2.9 million and a liability of $5.0 million for this change in accounting principle at the date of adoption. Currently, the Company plans to adopt this statement during the first quarter of fiscal 2003. During 2003, the Company currently estimates the total accretion of the liability and depreciation of fixed assets to increase cost of sales by approximately $0.5 million.

In February 2002, the Company began a tender offer in Argentina to purchase the remaining outstanding shares of its sugar and citrus subsidiary, Tabacal, not currently owned by the Company. If the Company is successful in completing this transaction, it would increase shareholders' equity by approximately $34.0 million by reducing its deferred tax liability. This benefit would be recognized by reducing other accumulated comprehensive loss and recording a tax benefit in the Consolidated Statement of Earnings for 2002. As a result of the current  economic  and  political  situation  in  Argentina,  the
Company is not yet certain that it will be able to complete the remaining required legal actions. See Note 11 to the Consolidated Financial Statements for further discussion.

The Company does not believe its businesses have been materially adversely affected by general inflation.


Critical Accounting Policies

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management has identified the accounting policies believed to be the most important to the portrayal of the Company's financial condition and results, and which require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. These critical accounting policies include:

Allowance for doubtful receivables - Management uses various data and historical information to evaluate the adequacy of this reserve for receivables estimated to be uncollectible as of the consolidated balance sheet date. Changes in estimates, developing trends and other new information can have a material effect on future evaluations. In addition, the Company's receivables are heavily weighted towards foreign receivables ($141.0 million or 68%), including receivables from foreign affiliates discussed below, which generally represent more of a collection risk than its domestic receivables.

Investments in and advances to foreign affiliates - Management uses the equity method of accounting for these investments. At the balance sheet date, management will evaluate the value of certain equity investments for potential decline in value deemed other than temporary when conditions warrant such an assessment. Since these investments primarily involve entities in foreign countries considered underdeveloped, changes in the local economy or political environment may occur suddenly and can materially alter this evaluation. In most cases, the Company has an ongoing business relationship through sales of grain to these entities that also include receivables from these foreign affiliates. Management considers the long-term business prospects of such investments when making its assessment. At December 31, 2001, the total investment in and advances to foreign affiliates was $52.3 million. See Note 5 to the Consolidated Financial Statements for further discussion.

Long-lived assets - At each balance sheet date, management will review long-lived assets, which consists primarily of fixed assets, for impairment when changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. The future net cash flows are based on management's current estimates and assumptions. Changes in facts or circumstances could result in changes to these estimates and assumptions resulting in a potential material impact to the Company's future financial results. Generally, fixed assets in foreign countries represent a higher recoverability risk than domestic long-lived assets. At December 31, 2001, fixed assets in foreign countries represent $147.4 million, or 26% of total fixed assets. See Note 13 to the Consolidated Financial Statements for discussion of recoverability of certain segment's long-lived assets.

Lease accounting - Under existing accounting rules, the Company has several master lease agreements accounted for as operating leases. Recent and planned discussions by the Financial Accounting Standards Board (FASB) indicate a potential for changes to existing accounting rules and regulations whereby the assets and liabilities related to such operating leases may be required to be accounted for on the consolidated balance sheet of the Company. At December 31, 2001, such operating lease assets and the related operating lease debt of the owner totaled
$188.2 million. See Note 8 to the Consolidated Financial Statements for further discussion.

Contingent liabilities - Management has evaluated the various exposures, including environmental exposures of its Pork division, described in Note 11 to the Consolidated Financial
Statements. Based on currently available information and analysis, management believes that all such items have been adequately accrued for and reflected in the consolidated balance sheet as of December 31, 2001. Future changes in information, legal statutes or events, especially the pending U.S. Farm bill, could result in changes in estimates that could have a material adverse impact on the financial statements.

Determining functional currencies of foreign operations - The Company has several foreign subsidiaries and locations that account for $618.0 million, or 34% of sales, $369.9 million, or 30% of assets and $157.5 million, or 22% of liabilities, as of December 31, 2001. Management is required to translate the financial statements of the foreign entities from the currency in which they keep their accounting records into United States dollars using the appropriate exchange rates. Depending on the entities' functional currency, this process creates exchange gains and losses which are either included in the statements of operations or as foreign currency translation adjustment as a separate part of equity, classified as accumulated other comprehensive loss. The functional currency is determined by management after consideration of the relevant economic facts and circumstances specific to each entity. The magnitude of these exchange gains or losses is determined by movements of the exchange rates of the foreign currencies against the United States dollar. As described in Note 12 to the consolidated financial statements, during 2001 the Company experienced a devaluation of its assets in Argentina. As of December 31, 2001, the Company had $62.2 million in cumulative foreign currency translation adjustment recorded on the balance sheet. Changes by management in the designation of the foreign entities' functional currency and fluctuations in prevailing exchange rates could have a material impact on future Consolidated Financial Statements.


Derivative Information

The Company is exposed to various types of market risks from its day-to-day operations. Primary market risk exposures result from changing interest rates, commodity prices and foreign currency exchange rates. Changes in interest rates impact the cash required to service variable rate debt and leases with variable rate interest components. From time to time, the Company uses interest rate swaps to manage risks of increasing interest rates. Changes in commodity prices impact the cost of necessary raw materials, finished product sales and firm sales commitments. The Company uses corn, wheat, soybeans and soybean meal futures and options to manage certain risks of increasing prices of raw materials and firm sales commitments. From time to time, the Company uses hog futures to manage risks of increasing prices of live hogs acquired for processing. Changes in foreign currency exchange rates impact the cash paid or received by the Company on foreign currency denominated receivables and payables, and the value of its foreign currency denominated available for sale equity securities. The Company manages certain of these risks through the use of foreign currency forward exchange agreements.

The table below provides information about the Company's non-trading financial instruments sensitive to changes in interest rates at December 31, 2001. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. At December 31, 2001, long-term debt included foreign subsidiary obligations of $6.6 million payable in Argentine pesos, $2.6 million denominated in U.S. dollars, and $2.0 million denominated in Congolese francs. At December 31, 2000, long-term debt included foreign subsidiary obligations of $11.0 million payable in Argentine pesos, $5.0 million denominated in U.S. dollars, and $2.5 million denominated in Congolese francs. Weighted average variable rates are based on rates in place at the reporting date. Short-term instruments including short-term investments, non-trade receivables and current notes payable have carrying values that approximate market and are not included in this table due to their short-term nature.

(Dollars in thousands)   2002    2003    2004    2005    2006 Thereafter  Total

Long-term debt:
 Fixed rate            $27,248 $50,365 $50,490 $50,776 $31,151 $37,437 $247,467
 Average interest rate   7.07%   7.34%   7.34%   7.34%   7.88%   7.97%    7.47%
 Variable rate         $27,918       -       -       -       -  35,600$  63,518
 Average interest rate   2.51%       -       -       -       -   2.35%    2.42%

Non-trading financial instruments sensitive to changes in interest rates at December 31, 2000 consisted of fixed rate long-term debt totaling $283.4 million with an average interest rate of 7.42%, and variable rate long-term debt totaling $63.5 million with an average interest rate of 6.25%.

The Company entered into five, ten-year interest rate exchange agreements during 2001 whereby the Company pays a stated fixed rate and receives a variable rate of interest on a total notional amount of $150,000,000. The table below shows the weighted average fixed rates and aggregate fair values for contracts in gain positions and contracts in loss positions at December 31, 2001 recorded in other current assets and other accrued liabilities, respectively. There were no outstanding interest rate exchange agreements at December 31, 2000.

(Dollars in thousands)                 Weighted average
 Notional amount       Maturity           fixed rate          Fair value
   $125,000              2011               5.47%             $2,250,768
   $ 25,000              2011               5.80%              $(210,179)

Inventories that are sensitive to changes in commodity prices, including carrying amounts and fair values at December 31, 2001 and 2000 are presented in Note 4 to the Consolidated Financial Statements. Projected raw material requirements, finished product sales, and firm sales commitments may also be sensitive to changes in commodity prices. The tables below provide information about the Company's derivative contracts that are sensitive to changes in commodity prices. Although used to manage overall market risks, during the fourth quarter of 2001, the Company discontinued the extensive record-keeping required to account for any remaining commodity transactions as fair value hedges and expensed $1.1 million to cost of sales. The Company continues to believe its commodity futures and options are economic hedges and not speculative transactions although they do not qualify as hedges under accounting rules. Since the Company does not account for these derivatives as hedges, fluctuations in the related commodity prices could have a material impact on earnings in any given year. The following tables present the notional quantity amounts, the weighted average contract prices, the contract maturities, and the fair values of the Company's open commodity derivative positions at December 31, 2001.


Trading:
                          Contract Volumes    Wtd.-avg.               Fair
Futures Contracts         Quantity Units     Price/Unit  Maturity Value (000's)

Corn purchases - long     6,368,360 bushels  $  2.33       2002   $    60
Corn sales - short        1,972,081 bushels     2.37       2002       161

Wheat purchases - long    1,335,000 bushels     2.90       2002       (38)
Wheat sales - short         780,000 bushels     2.92       2002        57

Soybean meal purchases
 - long                     335,500 tons      152.25       2002    (2,705)
Soybean meal sales - short  134,700 tons      152.39       2002       945

Soybean purchases - long    410,000 bushels     4.40       2002       (79)
Soybean sales - short       410,000 bushels     4.46       2002       102


                          Contract Volumes    Wtd.-avg.               Fair
Options  Contracts        Quantity Units     Price/Unit  Maturity Value (000's)

Wheat puts written - long   585,000 bushels  $  2.80       2002         6
Wheat   calls   purchased
 -  long  collars           785,000 bushels     2.93       2002       (14)
Wheat calls written
 - short collars             50,000 bushels     2.80       2002        (2)

Corn puts purchased - short 125,000 bushels     2.10       2002         3
Corn calls purchased
 - long collars           2,500,000 bushels     2.64       2002      (114)
Corn  puts written - long   323,484 bushels     2.29       2002        55

At December 31, 2000, the Company had net trading contracts to purchase 0.7 million bushels of grain (fair value of $103,000) and 7,000 tons of meal (fair value of $34,000). At December 31, 2000, the Company had net non-trading contracts to sell 0.1 million bushels of grain (fair value of $211,000) and net contracts to sell 500 tons of meal (fair value of $109,000).

The table below provides information about the Company's forward currency exchange agreements and the related trade receivables and financial instruments sensitive to foreign currency exchange rates at December 31, 2001. Information is presented in U.S. dollar equivalents and all contracts mature in 2002. The table presents the notional amounts and weighted average exchange rate. The notional amount is generally used to calculate the contractual payments to be exchanged under the contract.


                                             Contract/          Change in
(Dollars in thousands)                    Historical Cost      Fair Values

Trading:
 Forward exchange agreements
  (receive $U.S./pay South African
  rands (ZAR))                                $10,773            $  1,406
 Forward exchange agreements (receive
  ZAR/pay $U.S.)                              $    60            $    (10)

Nontrading:
 Firmly committed sales contracts (ZAR)       $66,008            $(11,443)
 Accounts receivable hedged
  (denominated in ZAR)                        $11,164            $ (2,699)
 Firmly committed purchase contracts (ZAR)    $ 1,749            $    260
 Related derivatives:
  Forward exchange agreements
   (receive $U.S./pay ZAR)                    $77,172            $ 14,201
  Forward exchange agreements
   (receive ZAR/pay $U.S.)                    $ 1,749            $   (260)

Average contractual exchange rates:
 Forward exchange agreements
  (receive $U.S./pay ZAR)                       10.23
 Forward exchange agreements
  (receive ZAR/pay $U.S.)                       10.33

At  December 31, 2000, the Company had net agreements to exchange
$35,819,000 of contracts denominated in South African rands at an average contractual exchange rate of 7.63 ZAR to one U.S. dollar.

The stock of the Company's available for sale equity investment in Fjord's common stock is denominated in Norwegian Kroner (NOK). To hedge a portion of the risk of change in the foreign currency exchange rate on this investment, during 2001 the Company entered into a foreign currency exchange agreement whereby the Company will receive a fixed price in U.S. dollars at a future date for approximately NOK 95,000,000. The fair value of this agreement at December 31, 2001 was $(186,000).


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


Independent Auditors' Report

We have audited the accompanying consolidated balance sheets of Seaboard Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


                                       /s/KPMG LLP


Kansas City, Missouri
March 4, 2002

                           SEABOARD CORPORATION
                        Consolidated Balance Sheets

                                                       December 31,
(Thousands of dollars)                                2001      2000

Assets
Current assets:
 Cash and cash equivalents                         $22,997  $   19,760
 Short-term investments                            126,795      91,375
 Receivables:
  Trade                                            156,779     178,290
  Due from foreign affiliates                       27,187      30,732
  Other                                             24,021      41,816
                                                   207,987     250,838
  Allowance for doubtful receivables               (20,571)    (29,801)
   Net receivables                                 187,416     221,037
 Inventories                                       205,345     211,339
 Deferred income taxes                              13,966      14,132
 Other current assets                               36,343      14,443
  Total current assets                             592,862     572,086
Investments in and advances to foreign affiliates   52,256      63,302
Net property, plant and equipment                  556,273     611,361
Other assets                                        34,201      27,485
Total Assets                                    $1,235,592  $1,274,234

See accompanying notes to consolidated financial statements.


                           SEABOARD CORPORATION
                        Consolidated Balances Sheets

                                                       December 31,
(Thousands of dollars)                                2001      2000

Liabilities and Stockholders' Equity
Current liabilities:
 Notes payable to banks                         $   37,703  $   80,480
 Current maturities of long-term debt               55,166      34,487
 Accounts payable                                   61,513      59,181
 Income taxes payable                               17,343      10,915
 Accrued compensation and benefits                  34,682      27,005
 Other accrued liabilities                          74,193      67,720
  Total current liabilities                        280,600     279,788
Long-term debt, less current maturities            255,819     312,418
Deferred income taxes                              131,957     107,833
Other liabilities                                   33,946      33,464
  Total non-current and deferred liabilities       421,722     453,715
Minority interest                                    6,067          46
Commitments and contingent liabilities
Stockholders' equity:
 Common stock of $1 par value.  Authorized
    4,000,000 shares; Issued 1,789,599 shares
    including 302,079 shares of treasury stock       1,790       1,790
 Shares held in treasury                              (302)       (302)
                                                     1,488       1,488
 Additional capital                                 13,214      13,214
 Accumulated other comprehensive loss              (65,406)       (106)
 Retained earnings                                 577,907     526,089
  Total stockholders' equity                       527,203     540,685
Total Liabilities and Stockholders' Equity      $1,235,592  $1,274,234

See accompanying notes to consolidated financial statements.



                             SEABOARD CORPORATION
                       Consolidated Statement of Earnings

                                                    Years ended December 31,
(Thousands of dollars except per share amounts)   2001       2000       1999

Net sales                                     $1,804,610 $1,583,696 $1,284,262
Cost of sales and operating expenses           1,575,070  1,406,439  1,164,134
 Gross income                                    229,540    177,257    120,128
Selling, general and administrative expenses     115,188    129,192    107,760
 Operating income                                114,352     48,065     12,368
Other income (expense):
 Interest expense                                (27,732)   (30,134)   (31,418)
 Interest income                                   8,500     12,580      7,446
 Other investment income, net                      4,823      5,686        249
 Loss from foreign affiliates                     (8,192)    (2,440)    (1,413)
 Loss on exchange/disposition of businesses            -     (7,607)         -
 Minority interest                                     -        785      1,283
 Foreign currency loss, net                       (8,776)       (89)      (168)
 Miscellaneous, net                                5,564      7,457      3,047
 Total other income (expense), net               (25,813)   (13,762)   (20,974)
Earnings (loss) from continuing operations before
     income taxes                                 88,539     34,303     (8,606)
Income tax expense                               (35,234)   (25,431)    (4,981)
Earnings (loss) from continuing operations        53,305      8,872    (13,587)
Earnings from discontinued operations, net
     of income taxes of  $8,278                        -          -     13,634
Gain on disposal of discontinued operations,
     net of income taxes of $57,305                    -     90,037          -
Net earnings                                  $   53,305 $   98,909 $       47
Earnings per common share:
 Earnings (loss) from continuing operations   $    35.83 $     5.96 $    (9.13)
 Earnings from discontinued operations                 -      60.53       9.16
Earnings per common share                     $    35.83 $    66.49 $     0.03

See accompanying notes to consolidated financial statements.

                                    SEABOARD CORPORATION
                          Consolidated Statements of Changes in Equity
                         (Thousands of dollars except per share amounts)

                                                                          Accumulated
                                                                            Other
                                         Common  Treasury  Additional    Comprehensive   Retained
                                          Stock    Stock     Capital        Loss         Earnings     Total
Balances,January 1, 1999                $ 1,790  $ (302)   $ 13,214      $    (81)       $430,107    $444,728
 Comprehensive loss
  Net earnings                                                                                 47          47
  Other comprehensive loss
   net of income tax benefit of $77:
    Foreign currency translation
     adjustment                                                               (25)                        (25)
    Unrealized loss on investments                                            (95)                        (95)
 Comprehensive loss                                                                                       (73)
 Dividends on common stock
  ($1.00 per share)                                                                        (1,487)     (1,487)
Balances, December 31, 1999               1,790    (302)     13,214          (201)        428,667     443,168

 Comprehensive income
  Net earnings                                                                             98,909      98,909
  Other comprehensive income
   net of income tax expense of $61:
    Unrealized gain on investments                                             95                          95
 Comprehensive income                                                                                  99,004
 Dividends on common stock
  ($1.00 per share)                                                                        (1,487)     (1,487)
Balances, December 31, 2000               1,790    (302)     13,214          (106)        526,089     540,685

 Comprehensive loss
  Net earnings                                                                             53,305      53,305
  Other comprehensive loss net
   of income tax benefit of $1,954:
    Foreign currency translation
     adjustment                                                           (62,063)                    (62,063)
    Unrealized loss on investments                                         (3,116)                     (3,116)
    Unrecognized pension cost                                              (1,273)                     (1,273)
    Cumulative effect of SFAS 133
     adoption related to deferred
     gains on interest rate swaps                                           1,352                       1,352
    Amortization of deferred
     gains on interest rate swaps                                            (200)                       (200)
 Comprehensive loss                                                                                   (11,995)
 Dividends on common stock
  ($1.00 per share)                                                        (1,487)                     (1,487)
Balances, December 31, 2001             $ 1,790  $ (302)   $ 13,214      $(65,406)       $577,907    $527,203

See accompanying notes to consolidated financial statements.


                                     SEABOARD CORPORATION
                            Consolidated Statements of Cash Flows

                                                      Years ended December 31,
(Thousands of dollars)                               2001      2000     1999
Cash flows from operating activities:
 Net earnings                                    $  53,305 $  98,909 $      47
 Adjustments to reconcile net earnings to
  cash from operating activities:
  Net earnings from discontinued operations              -         -   (13,634)
  Net gain on disposal of discontinued operations        -   (90,037)        -
  Depreciation and amortization                     55,800    50,383    45,582
  Loss from foreign affiliates                       8,192     2,440     1,413
  Other investment income, net                      (4,823)   (5,686)     (249)
  Foreign currency loss                              7,830         -         -
  Deferred income taxes                             26,086    57,809    (2,985)
  Gain from recognition of deferred swap proceeds        -    (3,760)        -
  Gain from sale of fixed assets                    (1,958)     (492)   (1,984)
  Loss from exchange/disposition of business             -     7,607         -
 Changes in current assets and liabilities
  (net of businesses acquired and disposed):
  Receivables, net of allowance                      7,085   (87,240)  (21,012)
  Inventories                                       (8,831)  (31,186)  (49,562)
  Other current assets                             (21,725)   (5,587)   (8,510)
  Current liabilities exclusive of debt             31,202     3,491     8,333
 Other, net                                          7,065     2,812     2,086
Net cash from operating activities                 159,228      (537)  (40,475)
Cash flows from investing activities:
 Purchase of short-term investments               (388,786) (586,972) (165,498)
 Proceeds from the sale of short-term investments  270,204   528,571   178,423
 Proceeds from the maturity of short-term
   investments                                      84,016    58,791    51,073
 Investments in and advances to foreign affiliates,
   net                                               5,731   (23,310)   (1,446)
 Additional investment in foreign equity
   securities                                      (10,779)        -         -
 Capital expenditures                              (54,962) (116,933)  (67,713)
 Acquisition of businesses (net of cash acquired)        -   (45,444)        -
 Proceeds from disposal of discontinued operations,
   net                                                   -   356,107         -
 Other, net                                          7,101     4,589     2,251
Net cash from investing activities                 (87,475)  175,399    (2,910)
Cash flows from financing activities:
 Notes payable to banks, net                       (42,777) (140,873)   62,373
 Proceeds from issuance of long-term debt                -     5,211    26,667
 Principal payments of long-term debt              (31,773)  (24,901)  (26,807)
 Sale of minority interest in a controlled
   subsidiary                                        5,000         -         -
 Dividends paid                                     (1,487)   (1,487)   (1,487)
 Bond construction fund                              3,116    (4,091)        -
 Proceeds from termination of interest rate swap
   agreements                                            -         -     5,982
Net cash from financing activities                 (67,921) (166,141)   66,728
Net cash flows from discontinued operations              -         -   (33,020)
Effect of exchange rate change on cash                (595)        -         -
Net change in cash and cash equivalents              3,237     8,721    (9,677)
Cash and cash equivalents at beginning of year      19,760    11,039    20,716
Cash and cash equivalents at end of year         $  22,997 $  19,760 $  11,039

See accompanying notes to consolidated financial statements.


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

Principles of Consolidation and Investments in Affiliates

The consolidated financial statements include the accounts of Seaboard Corporation and its domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company's investments in non-controlled affiliates are accounted for by the equity method. Financial information from certain foreign subsidiaries and affiliates is reported on a one- to three-month lag depending on the specific entity. As more fully described in Note 14, the Company completed the sale of its Poultry Division effective January 3, 2000. The Company's financial statements and notes reflect the Poultry Division as a discontinued operation for the periods that include Poultry operations.

Short-term Investments

Short-term investments are retained for future use in the business and include money market accounts, tax-exempt bonds, corporate bonds and U.S. government obligations. All short-term investments held by the Company are categorized as available-for-sale and are reported at fair value with unrealized gains and losses reported net of tax, as a component of accumulated other comprehensive income. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income.

Inventories

The Company uses the lower of last-in, first-out (LIFO) cost or market for determining inventory cost of live hogs, dressed pork product and related materials. All other inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

Property, Plant and Equipment

Property, plant and equipment are carried at cost and are being depreciated generally on the straight-line method over useful lives ranging from 3 to 30 years. Property, plant and equipment leases which are deemed to be installment purchase obligations have been capitalized and included in the property, plant and equipment accounts. Routine maintenance, repairs and minor renewals are charged to operations while major renewals and improvements are capitalized. Costs expected to be incurred during regularly scheduled drydocking of vessels are accrued ratably prior to the drydock date.

Deferred Grant Revenue

Included in other liabilities at December 31, 2001 and 2000 is $9,857,000 and $10,280,000, respectively, of deferred grant revenue. Deferred grant revenue represents economic development funds contributed to the Company by government entities that were limited to construction of a hog processing facility in Guymon, Oklahoma. Deferred grants are being amortized to income over the life of the assets acquired with the funds.

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Revenue Recognition

Revenue of the Company's containerized cargo service is recognized ratably over the transit time for each voyage. Revenue of the Company's commodity trading business is recognized when the commodity is delivered to the customer. The Company recognizes all other revenues on commercial exchanges at the time title to the goods transfers to the buyer.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of Long-lived Assets

At each balance sheet date, long-lived assets, primarily fixed assets, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. See Note 13 for discussion of recoverability of certain segment's long-lived assets.

Earnings Per Common Share

Earnings per common share are based upon the average shares outstanding during the period. Average shares outstanding were 1,487,520 for each of the three years ended December 31, 2001, 2000 and 1999, respectively. Basic and diluted earnings per share are the same for all periods presented.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all demand deposits and overnight investments as cash equivalents. Included in accounts payable are outstanding checks in excess of cash balances of $19,320,000 and $22,836,000 at December 31, 2001 and 2000, respectively. The amounts paid for interest and income taxes are as follows:


                                            Years ended December 31,
(Thousands of dollars)                     2001      2000      1999

Interest (net of amounts capitalized)   $ 29,182    29,821    33,090
Income taxes                            $  2,557    11,805    15,432


Supplemental Noncash Transactions

As more fully described in Note 12, a devaluation of the Argentine peso decreased the assets and liabilities of the Sugar and Citrus segment during December 2001. The devaluation of the peso denominated assets and liabilities reduced working capital and fixed assets by $22,355,000 and $47,244,000, respectively, and increased net long-term liabilities by $625,000. No tax benefit was recorded related to this devaluation.

As  more  fully  described in Note 2, $1.0 million in  previously
recorded   payables  was  contributed  as  partial  consideration
received for the sale of a minority interest in a power barge.

As more fully described in Notes 2 and 14, during 2000 the Company sold its Poultry Division, acquired the assets of an existing hog production operation, a cargo terminal facility and a flour and feed milling facility, and exchanged its controlling interest in a Bulgarian wine operation and cash for a non-controlling interest in a larger Bulgarian wine operation. The following table summarizes the noncash transactions resulting from the disposition and exchange of businesses in 2000.


                                                                 Year ended
(Thousands of dollars)                                        December 31, 2000

Decrease in net working capital (including current income tax
  liability)                                                          $ 73,750
Increase in investments in and advances to foreign affiliates          (25,274)
Decrease in other fixed assets                                           7,865
Decrease in other net assets                                               102
Decrease in net assets of discontinued operation                       195,034
Increase in deferred income tax liability                                8,914
Gain (loss) on exchange/disposition of businesses                       (5,612)
Gain on disposal of discontinued operations, net of income taxes        90,037
  Net proceeds from exchange/disposition of businesses                $344,816

Net  proceeds  from  exchange/disposition of businesses  in  2000 include $356,107,000 in proceeds from disposal of discontinued operations and $11,291,000 in cash paid and contributed in the exchange of a business.

The following table summarizes the noncash transactions resulting from acquisitions in 2000:
                                                        Year ended
(Thousands of dollars)                              December 31, 2000
Increase in other working capital                     $  8,654
Increase in fixed assets                                76,781
Increase in other net assets                               600
Increase in notes payable and long-term debt           (37,091)
Increase in other liabilities                           (3,500)
  Cash paid, net of cash acquired and consolidated    $ 45,444


Foreign Currency Transactions and Translation

The Company has operations in and transactions with customers in a number of foreign countries. The currencies of the countries fluctuate in relation to the U.S. dollar. Certain of the Company's major contracts and transactions, however, are denominated in U.S. dollars. In addition, the value of the U.S. dollar fluctuates in relation to the currencies of countries where certain of the Company's foreign subsidiaries and affiliates primarily conduct business. These fluctuations result in exchange gains and losses. The activities of these foreign subsidiaries and affiliates are primarily conducted with U.S. subsidiaries or operate in hyper-inflationary environments. As a result, the Company remeasures the financial statements of certain foreign subsidiaries and affiliates using the U.S. dollar as the functional currency.

Certain   foreign  subsidiaries  use  local  currency  as   their
functional currency. Assets and liabilities of these subsidiaries are translated to U.S. dollars at year-end exchange rates, and income and expense items are translated at average rates for the year. Translation gains and losses are recorded as components of other comprehensive loss. U.S. dollar denominated liability conversions to the local currency are recorded through income.

Derivative Instruments and Hedging Activities

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Investments and Hedging Activities," as amended. This statement requires that an entity recognize all derivatives as either assets or liabilities at their fair values. Accounting for changes in the fair value of a derivative depends on its designation and effectiveness. This statement imposes extensive record-keeping requirements in order to designate a derivative financial instrument as a hedge. Derivatives qualify for treatment as hedges when there is a high correlation between the change in fair value of the instrument and the related change in value of the underlying commitment. For derivatives that qualify as effective hedges, the change in fair value has no net impact on earnings until the hedged transaction affects earnings. For derivatives that are not designated as hedging instruments, or for the ineffective portion of a hedging instrument, the change in fair value does affect current period net earnings.

The Company holds and issues certain derivative instruments to manage various types of market risks from its day-to-day operations including commodity futures and option contracts, foreign currency exchange agreements and interest rate exchange agreements. While management believes each of these instruments manages various market risks, only certain instruments are designated and accounted for as hedges under SFAS 133 as a result of the extensive record-keeping requirements of this statement.

Adoption of this statement resulted in adjustments primarily to the Company's balance sheet as derivative instruments and related agreements and deferred amounts were recorded as assets and liabilities with corresponding adjustments to other comprehensive loss or earnings. The adoption resulted in a cumulative-effect-type adjustment increasing other comprehensive income by $1,352,000, net of related income taxes, as deferred proceeds from previously terminated swap agreements were reclassified from liabilities. The adoption did not have a material impact on the Company's earnings or cash flows.

Transactions with Parent Company

At December 31, 2001 and 2000, the Company had a receivable balance from the Parent Company of $8,576,000 and $4,910,000, respectively. Interest on receivables was charged at the prime rate. During the third quarter of 2001, the receivable balance was reclassified as a long-term note receivable. Related interest income for the years ended December 31, 2001, 2000 and 1999, amounted to $580,000, $192,000 and $151,000, respectively.
Subsequent to December 31, 2001, the receivable was formalized into Promissory Notes payable upon demand, was collateralized by 100,000 shares of the Company stock, and the Company advanced an additional $1,553,000 to the Parent Company and changed the interest rate to be the greater of the prime rate or 7.88% per annum.

New Accounting Standards

The Financial Accounting Standards Board (FASB) has issued SFAS No. 143, "Accounting for Asset Retirement Obligations", effective for fiscal years beginning after June 15, 2002. This statement will require the Company to record a long-lived asset and related liability for estimated future costs of retiring certain assets. The estimated asset retirement obligation, discounted to reflect present value, will grow to reflect accretion of the interest component. The related retirement asset will be amortized over the economic life of the related asset. Upon adoption of this statement, a cumulative effect of a change in accounting principle will be recorded at the beginning of the year to recognize the deferred asset and related accumulated amortization to date and the estimated discounted asset retirement liability together with cumulative accretion since the inception of the liability.

The Company will incur asset retirement obligation costs associated with the closure of the hog lagoons it is legally obligated to close. Accordingly, the Company is performing detailed assessments and obtaining the appraisals required to estimate the future retirement costs. Although these costs could change by the date of adoption, it is currently estimated that the Company will record a cumulative effect of approximately $2.1 million as a charge to earnings, an increase in net fixed assets of $2.9 million and a liability of $5.0 million for this change in accounting principle at the date of adoption. Currently, the Company plans to adopt this statement during the first quarter of fiscal 2003. During 2003, the Company currently estimates the total accretion of the liability and depreciation of fixed assets to increase cost of sales by approximately $0.5 million.

The FASB has also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of;" however, it retains most of the provisions of that Statement related to the recognition and measurement of the impairment of long-lived assets to be "held and used." In addition, the Statement provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset to be disposed of other than by sale be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset as "held for sale." The Company was required to adopt SFAS 144 effective January 1, 2002. The adoption had no immediate impact on the Company's financial statements.


Note 2

Acquisitions and Dispositions of Businesses

Effective December 31, 2001, the Company sold a ten percent minority interest in its power barge placed in service during the fourth quarter of 2000 in the Dominican Republic for $6.0 million, consisting of $5.0 million cash and $1.0 in contributed payables previously recorded by the Company. No gain or loss was recognized on the sale. As part of the sale agreement, the buyer has the option to sell its interest back to the Company at any time until December 31, 2004 for the recorded book value at the time of the sale.

The Company completed the sale of its Poultry Division on January 3, 2000. The sale of this division is presented as a discontinued operation and is more fully described in Note 14.

During the first quarter of 2000, the Company purchased the assets of an existing hog production operation for approximately $75 million consisting of $34 million in cash and the assumption of $34 million in debt, $4 million of currently payable liabilities and $3 million payable over the next four years. The transaction was accounted for using the purchase method and would not have significantly affected net earnings or earnings per share on a pro forma basis.

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

During the fourth quarter of 2000, the Company exchanged its controlling interest in a Bulgarian wine company and $10.4 million cash for a non-controlling interest in a larger Bulgarian wine operation, realizing a $5.6 million pre-tax ($3.6 million after tax) loss on the exchange. This investment has subsequently been accounted for using the equity method.


Note 3

Investments

The Company's marketable debt securities are treated as available for sale securities and are stated at their fair market values, which approximate amortized cost. All available for sale securities are readily available to meet current operating needs. The following is a summary of the estimated fair value of available-for-sale securities classified as short-term investments at December 31, 2001 and 2000.

                                                     December 31,
(Thousands of dollars)                              2001      2000

Obligations of states and political subdivisions $ 69,158   $60,610
Money market funds                                 36,077     2,308
Corporate and asset-backed securities              13,839         -
U.S. Treasury securities and obligations of U.S.
  government agencies                               5,947    20,501
Other securities                                    1,774     7,956
Total securities                                 $126,795   $91,375

Long-term investments consist of the following:
                                                     December 31,
(Thousands of dollars)                              2001      2000

Available for sale foreign equity securities,
   at fair market value                          $ 12,877   $     -
Domestic equity method investment                       -     6,854
Other                                               1,135     1,184
Total long-term investments                      $ 14,012   $ 8,038

At December 31, 2000, the Company owned a non-controlling interest in a joint venture in Maine primarily engaged in the production and processing of salmon and other seafood products. It was previously accounted for under the equity method. On May 2, 2001, this joint venture completed a merger with Fjord Seafood ASA (Fjord), an integrated salmon producer and processor headquartered in Norway. The merger resulted in the Company exchanging its interest for 5,950,000 shares of common stock of
Fjord. Based on the fair market value of Fjord stock on May 2, 2001, as quoted on the Oslo Stock Exchange, the Company recognized a gain in the second quarter of 2001 of $18,745,000 ($11,434,000 after taxes) related to this transaction. The Company's ownership interest in Fjord is accounted for as a long-term available-for-sale equity security.

In mid-August 2001, Fjord's management announced significantly lower operating results primarily caused by sustained low market prices for salmon resulting in a decline of Fjord's stock price. On September 28, 2001, Fjord's management announced plans for a NOK 700 million private placement to raise needed capital. In November 2001, Fjord completed the private placement. As part of this plan, Seaboard invested an additional $10,779,000 for 15,800,000 shares at NOK 6 per share.

Seaboard's management continues to believe in the long-term viability of this investment as evidenced by the additional capital investment discussed above. However, as a result of the events discussed above and the amount of the per share price decline, management determined the decline in value of its total investment in Fjord is other than temporary. As a result, a charge to earnings was recorded in the third quarter of 2001 for $18,635,000 ($11,367,000 after taxes). The carrying value of this investment as of December 31, 2001 was $12,877,000. See
Note 9 for a discussion of cost versus fair value.


Other investment income for each year is as follows:
                                                   Years ended December 31,
(Thousands of dollars)                             2001      2000      1999

Realized gain on exchange of domestic affiliate $18,745 $ - $ - Loss from other-than-temporary decline in
  investment value                               (18,635)        -         -
Realized gain on sale of securities                1,192     3,586         5
Other                                              3,521     2,100       244
Other investment income, net                     $ 4,823   $ 5,686   $   249


Note 4

Inventories

A summary of inventories at the end of each year is as follows:

                                                  December 31,
(Thousands of dollars)                          2001      2000

At lower of LIFO cost or market:
 Live hogs and related materials              $124,212  $117,699
 Dressed pork and related materials             12,930    10,995
                                               137,142   128,694
 LIFO allowance                                 (5,231)     (326)
  Total inventories at lower of LIFO
    cost or market                             131,911   128,368
At lower of FIFO cost or market:
 Grain, flour and feed                          42,581    35,843
 Sugar produced and in process                  15,039    24,454
 Other                                          15,814    22,674
  Total inventories at lower of FIFO
    cost or market                              73,434    82,971
Total inventories                             $205,345  $211,339

The use of the LIFO method decreased net earnings in 2001 and 2000 by $2,992,000 ($2.01 per common share) and $2,655,000 ($1.78 per common share), respectively, and increased net earnings in 1999 by $2,456,000 ($1.65 per common share). If the FIFO method had been used for certain inventories of the Pork Division, inventories would have been $5,231,000 and $326,000 higher than those reported at December 31, 2001 and 2000, respectively.


Note 5

Investments in and Advances to Foreign Affiliates

The Company has made investments in and advances to non-controlled foreign affiliates primarily conducting business in flour and feed milling. The location and percentage ownership of these foreign affiliates are as follows: Angola (45%), the Democratic Republic of Congo (50%), Lesotho (50%), Kenya (35%), Mozambique (50%), and Nigeria (50%) in Africa; Ecuador (50%) in South America; and Haiti (33%) in the Caribbean. In addition, the Company has a 37% investment in and has made advances to a wine making business in Bulgaria. These investments are accounted for by the equity method.

The Company's investments in foreign affiliates are primarily carried at the Company's equity in the underlying net assets of each subsidiary. Certain of these foreign affiliates operate under restrictions imposed by local governments which limit the Company's ability to have significant influence on their operations. These restrictions have resulted in a loss in value of these investments and advances that is other than temporary. The Company suspended the use of the equity method for these investments and recognized the impairment in value by a charge to earnings in years prior to 1999.

During the first quarter of 2000, the Company invested $7,500,000 for a minority interest in a flour and feed mill operation in Kenya. During the fourth quarter of 2000, the Company acquired a non-controlling interest in a Bulgarian wine operation. See Note 2 for further discussion. During the second quarter of 1999, the Company invested $1,700,000 for a minority interest in a flour mill in Angola. These investments are being accounted for using the equity method.

Sales   of   grain  and  supplies  to  non-consolidated   foreign
affiliates are included in consolidated net sales for  the  years
ended  December  31,  2001,  2000  and  1999,  and  amounted   to
$113,191,000, $106,876,000 and $69,739,000, respectively.

Combined condensed financial information of the non-controlled, non-consolidated foreign affiliates for their fiscal periods ended within each of the Company's years ended, including the Bulgarian wine operation's financial position since December 31, 2000, and the results of operations during 2001 as discussed in Note 2, are as follows:

                                             December 31,
(Thousands of dollars)                 2001     2000      1999

Net sales                           $299,412  230,460   166,592
Net loss                            $(18,444)  (8,843)   (8,966)
Total assets                        $227,998  257,534   122,008
Total liabilities                   $132,888  152,560    61,557
Total equity                        $ 95,110  104,974    60,451


Note 6

Property, Plant and Equipment

A summary of property, plant and equipment at the end of each year is as follows:

                                                  December 31,
(Thousands of dollars)                          2001        2000

Land and improvements                       $  82,096   $  97,842
Buildings and improvements                    180,896     186,408
Machinery and equipment                       468,225     479,023
Transportation equipment                      104,146      94,691
Office furniture and fixtures                  11,993      12,817
Construction in progress                       19,506      25,221
                                              866,862     896,002
Accumulated depreciation and amortization    (310,589)   (284,641)
  Net property, plant and equipment         $ 556,273   $ 611,361


Note 7

Income Taxes

Income taxes attributable to continuing operations for the years ended December 31, 2001, 2000 and 1999 differ from the amounts computed by applying the statutory U.S. Federal income tax rate to earnings (loss) from continuing operations before income taxes for the following reasons:

                                                 Years ended December 31,
(Thousands of dollars)                         2001      2000      1999

Computed "expected" tax expense (benefit)    $30,988   $ 12,006   $(3,012)
Adjustments to tax expense (benefit)
  attributable to:
  Foreign tax differences                     (3,175)    10,160     8,988
  Tax-exempt investment income                  (497)    (1,718)     (358)
  State income taxes, net of Federal benefit     582     (2,506)       12
  Other                                        7,336      7,489      (649)
Income tax expense - continuing operations    35,234     25,431     4,981
Income tax expense - discontinued operations       -     57,305     8,278
  Total income tax expense                   $35,234   $ 82,736   $13,259

The components of total income taxes are as follows:

                                                 Years ended December 31,
(Thousands of dollars)                         2001      2000      1999
Current:
  Federal                                    $ 5,635   $(35,613)  $ 2,976
  Foreign                                      1,357      4,131     5,332
  State and local                              1,994     (1,334)     (419)
Deferred:
  Federal                                     27,565     57,204    (3,445)
  Foreign                                       (113)        (8)       (6)
  State and local                             (1,204)     1,051       543
Income tax expense - continuing operations    35,234     25,431     4,981
Unrealized changes in other comprehensive
  income                                      (1,954)        61       (77)
Income tax expense - discontinued operations       -     57,305     8,278
  Total income taxes                         $33,280   $ 82,797   $13,182

Components of the net deferred income tax liability at the end of each year are as follows:

                                                  December 31,
(Thousands of dollars)                           2001      2000

Deferred income tax liabilities:
  Cash basis farming adjustment               $15,287   $16,224
  Deferred earnings of foreign subsidiaries    60,833    58,427
  Depreciation                                 98,584    80,296
  LIFO                                         19,360    32,242
  Other                                         1,960     3,056
                                              196,024   190,245
Deferred income tax assets:
  Reserves/accruals                            64,765    50,056
  Foreign losses                                1,339     1,791
  Tax credit carryforwards                     19,449    23,287
  Net operating loss carryforwards              1,000    23,118
  Other                                           424       442
                                               86,977    98,694
Valuation allowance                             8,944     2,150
  Net deferred income tax liability           $117,991  $93,701

The Company believes its future taxable income will be sufficient for full realization of the deferred tax assets. The valuation allowance represents the effect of accumulated losses on certain foreign subsidiaries that will not be recognized without future liquidation or sale of these subsidiaries. At December 31, 2001, the Company had tax credit carryforwards of approximately $19,449,000. Approximately $304,000 of these carryforwards expire in varying amounts in 2002 through 2020 while the remaining balance may be carried forward indefinitely. At December 31, 2001, the Company had state net operating loss carryforwards of approximately $1,000,000 expiring in varying amounts in 2007 and 2015.

At December 31, 2001 and 2000, no provision has been made in the accounts for Federal income taxes which would be payable if the undistributed earnings of certain foreign subsidiaries were distributed to the Company since management has determined that the earnings are permanently invested in these foreign operations. Should such accumulated earnings be distributed, the resulting Federal income taxes would amount to approximately $31,000,000.


Note 8

Notes Payable, Long-term Debt and Commitments

Notes payable amounting to $37,703,000 and $80,480,000 at December 31, 2001 and 2000, respectively, consisted of obligations due banks within one year. At December 31, 2001, these funds were outstanding under the Company's one-year revolving credit facilities totaling $141.0 million and short-term uncommitted credit lines from banks totaling $85.3 million, less an outstanding letter of credit totaling $0.4 million. Subsequent to year-end, the Company extended for one year a $20.0 million revolving credit facility and let expire other revolving credit facilities totaling $121.0 million. The Company currently anticipates replacing the expired facilities during 2002, although the total amount and related terms of the facilities have not yet been determined. Weighted average interest rates on the notes payable were 3.02% and 7.64% at December 31, 2001 and 2000, respectively.

Notes payable, the revolving credit facilities and uncommitted credit lines from banks are unsecured and do not require compensating balances. Facility fees on these agreements are not material.

A summary of long-term debt at the end of each year is as follows:

                                                               December 31,
(Thousands of dollars)                                        2001      2000

Private placements
 6.49% senior notes, due 2002 through 2005                  $ 80,000  $100,000
 7.88% senior notes, due 2003 through 2007                   125,000   125,000
Industrial Development Revenue Bonds (IDRBs), floating rates
 (1.88% - 2.88% at December 31, 2001) due 2018 through 2027   35,600    35,600
Promissory note, 6.87%, due 2002 through 2008                 28,424    31,663
Revolving credit facility, floating rates
 (2.30% at December 31, 2001) due 2002                        26,667    26,667
Foreign subsidiary obligations,
 (9.00% - 14.50%) due 2002 through 2007                       10,024    17,174
Foreign subsidiary obligation, floating rate due 2002          1,251     1,258
Term loan, 3.00%, due 2001                                         -     5,144
Capital lease obligations and other                            4,019     4,399
                                                             310,985   346,905
Current maturities of long-term debt                         (55,166)  (34,487)
 Long-term debt, less current maturities                    $255,819  $312,418

Of the 2001 foreign subsidiary obligations, $6,625,000 is payable in Argentine pesos, $2,613,000 is denominated in U.S. dollars and the remaining $2,037,000 is denominated in Congolese francs. Of the 2000 foreign subsidiary obligations, $10,963,000 was payable in Argentine pesos, $5,000,000 was denominated in U.S. dollars and the remaining $2,469,000 was denominated in Congolese francs.

At December 31, 2001, Argentine land and sugar production facilities and equipment with a depreciated cost of $8,566,000 secure certain bond issues and foreign subsidiary debt. Included in other assets at December 31, 2001 and 2000 are $2,506,000 and $5,622,000 respectively, of unexpended bond proceeds held in trust that are invested in accordance with the bond issuance agreements.

The terms of the note agreements pursuant to which the senior notes, industrial development revenue bonds (IDRBs), term loan and revolving credit facilities were issued require, among other terms, the maintenance of certain ratios and minimum net worth, the most restrictive of which requires the ratio of consolidated funded debt to consolidated shareholders' equity, as defined, not to exceed .90 to 1; requires the maintenance of consolidated tangible net worth, as defined, of not less than $250,000,000; and limits the Company's ability to sell assets under certain circumstances. The Company is in compliance with all restrictive debt covenants relating to these agreements as of December 31, 2001.

Annual  maturities of long-term debt at December 31, 2001 are  as follows:$55,166,000 in 2002, $50,365,000 in 2003, $50,490,000  in
2004,  $50,776,000 in 2005, $31,151,000 in 2006  and  $73,037,000
thereafter.

The Company leases various ships, facilities and equipment under noncancelable operating lease agreements. In addition, the Company is a party to master lease programs and a contract finishing agreement (the "Facility Agreements") with limited partnerships and a limited liability company which own certain of the facilities used in connection with the Company's vertically integrated hog production. These arrangements are accounted for as operating leases. Under the Facility Agreements, property is generally added for a three-year, noncancelable term with periodic renewals thereafter. Currently, the Company anticipates renewing the Facility Agreements. These hog production facilities produce approximately 45% of the Company owned hogs processed at the plant. At December 31, 2001, the total amount of unamortized costs representing fixed asset values and the underlying outstanding debt under these Facility Agreements was approximately $188,162,000. In August 2002, $130,000,000 of the
underlying bank facility in one of the limited partnerships for certain properties under the Facility Agreements expires. The remaining $64.0 million of bank facilities expire in 2006 and 2007. The Company has not currently determined if it will request the limited partnership to renew the bank facility or refinance in a new facility in order to permit the current arrangement to be continued. If the bank facility is neither renewed nor replaced, the Company may exercise its right to purchase the assets from the limited partnership ($123.3 million at December 31, 2001) or the limited partnership may attempt to sell the properties to a third party with which the Company may enter into a grower finishing agreement. Under the Facility Agreements, the Company has certain rights to acquire any or all of the properties at the conclusion of their respective terms at a price which is expected to reflect estimated fair market value of the property. In the event the Company does not acquire any property which it has ceased to renew, the Company has a limited obligation under the Facility Agreements for any deficiency between the amortized cost of the property and the price for which it is sold, up to a maximum of 80% to 87% of amortized cost.

Rental  expense  for  operating leases, including  payments  made
under   the   Facility  Agreements,  amounted  to  $64,484,000,
$62,038,000 and $58,253,000 in 2001, 2000 and 1999, respectively.
Minimum lease commitments under noncancelable leases and Facility Agreements with initial terms greater than one year at December 31, 2001 were $31,619,000 for 2002, $22,041,000 for
2003,  $13,666,000 for 2004, $7,145,000 for 2005, $7,289,000  for
2006 and $19,806,000 thereafter. It is expected that, in the ordinary course of business, leases will be renewed or replaced. Assuming the Company renews the Facility Agreements each year until the end of the final term, as of December 31, 2001, payments, including interest based on current interest rates, for periodic renewals under the Facility Agreements would be $3,917,000 for 2002, $8,108,000 for 2003, $13,953,000 for 2004,
$18,900,000  for  2005,  $17,603,000 for  2006  and  $194,627,000
thereafter.


Note 9

Derivatives and Fair Value of Financial Instruments

Financial instruments consisting of cash and cash equivalents, net receivables, notes payable, and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of the instruments.

The cost and fair values of the Company's investments and long-term debt at December 31, 2001 and 2000 are presented below.

December 31                             2001                     2000
(Thousands of dollars)             Cost   Fair Value       Cost   Fair Value

Short-term investments           $127,064   $126,795    $ 91,294   $ 91,375
Available for sale foreign
  equity securities                17,762     12,877           -          -
Long-term debt                    310,985    319,822     346,905    355,601

The fair value of the Company's short-term investments is based on quoted market prices at the reporting date for these or similar investments. The fair value of the Company's investment in a foreign seafood company is determined based on stock prices quoted on the Oslo Stock Exchange and translated to U.S. dollars. The fair value of long-term debt is determined by comparing interest rates for debt with similar terms and maturities.

Interest Rate Exchange Agreements

The Company, from time-to-time, enters into interest rate exchange agreements which involve the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to mitigate the effects of fluctuations in interest rates on variable rate debt and certain leases. At December 31, 2001 and 2000, deferred gains on prior year's terminated interest rate exchange agreements (net of tax) totaled $1,152,000 and $1,352,000, respectively, relating to swaps that hedged variable rate debt. With the adoption of SFAS 133 in 2001, this amount is included in accumulated other comprehensive loss on the Consolidated Balance Sheet. For the years ended December 31, 2001 and 2000, interest rate exchange agreements accounted for as hedges, including any amortization of terminated proceeds, decreased interest expense by $326,000 and $561,000, respectively, and increased interest expense by $799,000 for the year ended December 31, 1999.

At December 31, 2001 the Company had five, ten-year interest rate exchange agreements outstanding that are not paired with specific variable rate contracts whereby the Company pays a stated fixed rate and receives a variable rate of interest on a total notional amount of $150,000,000. The fair value of those contracts in gain positions totaled $2,251,000 and is included in other current assets on the Consolidated Balance Sheet. The fair value of a contract in a loss position was $(210,000) at December 31, 2001 included in other current liabilities on the Consolidated Balance Sheet. For the year ended December 31, 2001, the net gain for interest rate exchange agreements not accounted for as hedges was $2,808,000, and was included in miscellaneous, net in the Consolidated Statements of Operations.

Upon completion of the Poultry Division sale in January 2000, unamortized proceeds from prior termination of interest rate agreements of $582,000 associated with debt of the Company's discontinued poultry operations (see Note 14) were recognized as a component of the gain on the disposal in the first quarter of 2000. During 2000, the Company repaid approximately $165,774,000 in notes payable, IDRBs and other debt primarily with proceeds from the Poultry Division sale. As a result of these repayments, approximately $3,760,000 in unamortized proceeds from prior terminations of interest rate agreements related to these notes was recognized as miscellaneous income.

Commodity Instruments

The Company uses corn, wheat, soybeans and soybean meal futures and options to manage its exposure to price fluctuations for raw materials, finished product sales and firm sales commitments. During 2001, certain commodity contracts were accounted for as fair value hedges while others were not accounted for as hedges in accordance with SFAS 133. However, during the fourth quarter of 2001, the Company discontinued the extensive record-keeping required to account for any remaining commodity transactions as hedges and expensed $1.1 million to cost of sales. The Company continues to believe its commodity futures and options are economic hedges and not speculative transactions although they do not qualify as hedges under accounting rules. Since the Company does not account for these derivatives as hedges, fluctuations in the related commodity prices could have a material impact on earnings in any given year.

At  December  31,  2001, the Company had open  net  contracts  to purchase 443,000 metric tons of grain with a fair value of $(1,563,000) included with other accrued liabilities on the
Consolidated Balance Sheet. At December 31, 2000 the net deferred gain on commodity instruments in other current assets was $236,000. For the years ended December 31, 2001, 2000 and 1999, losses on commodity contracts reported in operating income were $2,681,000, $1,315,000 and $592,000, respectively, and are
primarily   reported  in  cost  of  sales  in  the   consolidated
statements of operations.

Foreign currency exchange agreements

The Company also enters into foreign currency exchange agreements to manage the foreign currency exchange rate risk with respect to certain transactions denominated in foreign currencies. Gains and losses on foreign currency exchange agreements are designated as fair value hedges and recognized in operating income along with the related contract.

At December 31, 2001 and 2000, the Company had hedged South African Rand (ZAR) denominated firm sales contracts totaling $66,008,000 and $35,458,000 with changes in fair values of $(11,443,000) and $64,000, respectively. At December 31, 2001, the Company had related hedged ZAR denominated trade receivables with historical values of $11,164,000 and a change in fair value of $(2,699,000). To hedge the change in value of these firm contracts and trade receivables, the Company entered into agreements to exchange $77,172,000 and $35,819,000 of contracts denominated in ZAR, with derivative fair values of $14,201,000 and $(62,000), respectively. In addition, the Company had hedged ZAR denominated firm purchase contracts at December 31, 2001 totaling $1,749,000 with a change in fair value of $260,000. Hedging the change in value of this agreement, the Company entered into agreements to exchange $1,749,000 for ZAR with derivative fair values of $(260,000) at December 31, 2001. These agreements were treated as fair value hedges and were included in other current assets or other accrued liabilities on the Consolidated Balance Sheets. The net gains and losses on the exchange agreements were not material for the years ended December 31, 2001, 2000 and 1999.

Additionally, the Company had trading foreign exchange contracts (receive $U.S./pay ZAR) for a notional amount of $10,773,000 with a fair value of $1,406,000. The Company also had trading foreign exchange contracts (receive ZAR/ pay $U.S.) for a notional amount of $60,000 with a fair value of $(10,000).

The stock of the Company's available for sale equity investment in Fjord's common stock is denominated in Norwegian Kroner (NOK). To hedge the risk of change in the foreign currency exchange rate on this investment, during 2001 the Company entered into a foreign currency exchange agreement whereby the Company will receive a fixed price at a future date for approximately NOK 95,000,000. The fair value of this agreement at December 31, 2001 was $(186,000), included in other accrued liabilities on the Consolidated Balance Sheets. For the year ended December 31, 2001, the loss related to this hedge was not material.


Note 10

Employee Benefits

The Company maintains a defined benefit pension plan for its domestic salaried and clerical employees. The Company also sponsors non-qualified, unfunded supplemental executive plans. The plans generally provide for normal retirement at age 65 and eligibility for participation after one year's service upon attaining the age of 21. The Company bases pension contributions on funding standards established by the Employee Retirement Income Security Act of 1974. Benefits are generally based upon the number of years of service and a percentage of final average pay. Plan assets are primarily invested in various mutual funds.

The  changes in the plans' benefit obligations and fair value  of assets  for  the years ended December 31, 2001 and  2000,  and  a statement of the funded status as of December 31, 2001  and  2000 are as follows:

                                                     December 31,
(Thousands of dollars)                              2001      2000

Reconciliation of benefit obligation:
 Benefit obligation at beginning of year        $ 35,817  $ 31,764
 Service cost                                      1,886     1,802
 Interest cost                                     2,751     2,498
 Actuarial losses                                  3,071     2,445
 Benefits paid                                    (2,399)   (1,502)
 Curtailments                                          -    (1,190)
 Benefit obligation at end of year                41,126    35,817
Reconciliation of fair value of plan assets:
 Fair value of plan assets at beginning of year   27,389    27,722
 Actual return on plan assets                     (1,342)     (177)
 Employer contributions                            2,013     1,346
 Benefits paid                                    (2,399)   (1,502)
 Fair value of plan assets at end of year         25,661    27,389
Funded status                                    (15,465)   (8,428)
Unrecognized transition obligation                   512       619
Unamortized prior service cost                      (939)   (1,077)
Unrecognized net actuarial (gains) losses          6,594      (171)
 Accrued benefit cost                           $ (9,298) $ (9,057)

Amounts recognized in the Consolidated Balance Sheets as of December 31, 2001 and 2000 consist of:

                                                     December 31,
(Thousands of dollars)                              2001      2000

Accrued benefit liability                       $(11,386) $ (9,057)
Accumulated other comprehensive loss               2,088         -
 Accrued benefit cost                           $ (9,298) $ (9,057)

Assumptions used in determining pension information were:

                                                      Years ended December 31,
                                                      2001      2000      1999

Weighted-average assumptions
 Discount rate                                        7.25%     7.75%     8.00%
 Expected return on plan assets                       8.75%     8.75%     8.75%
 Long-term rate of increase in compensation levels 4.00-5.00%   4.50%     4.50%

The net periodic benefit cost of these plans was as follows:

                                              Years ended December 31,
(Thousands of dollars)                        2001      2000      1999

Components of net periodic benefit cost:
 Service cost                               $ 1,886   $ 1,802   $ 2,419
 Interest cost                                2,751     2,498     2,231
 Expected return on plan assets              (2,404)   (2,417)   (2,268)
 Amortization and other                          21      (136)      (65)
 Net periodic benefit cost                  $ 2,254   $ 1,747   $ 2,317

The Company has recognized the full amount of its actuarially determined pension liability. The unrecognized pension cost has been recorded as a charge to accumulated other comprehensive loss, net of related tax.

As of December 31, 2001, the projected benefit obligation and accumulated benefit obligation for unfunded pension plans were $6,780,000 and $5,184,000, respectively. As of
December 31, 2000, the projected benefit obligation and accumulated benefit obligation for unfunded pension plans were $4,793,000 and $3,821,000, respectively. As more fully described in Note 14, the Poultry Division was sold in January 2000 and is presented as a discontinued operation. Poultry employees retain benefits in the primary pension plan summarized above and were treated as terminated and fully vested at the date of the sale. This resulted in a $1,614,000 curtailment gain in 2000, excluded from the table above and included as a component of the total gain on disposal of discontinued operations.

The Company has certain individual, non-qualified, unfunded supplemental retirement agreements for certain executive employees. Pension expense for these plans was $936,000, $933,000 and $658,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Included in other liabilities at December 31, 2001 and 2000 is $9,915,000 and $9,663,000,
respectively, representing the accrued benefit obligation for these plans.

The Company maintains a defined contribution plan covering most of its domestic salaried and clerical employees. The Company contributes to the plan an amount equal to 100% of employee contributions up to a maximum of 3% of employee compensation. Employee vesting is based upon years of service with 20% vested after one year of service and an additional 20% vesting with each additional complete year of service. Contribution expense was $1,301,000, $1,241,000 and $1,157,000 for the years ended
December 31, 2001, 2000 and 1999, respectively.


Note 11

Contingencies

On February 12, 2002, the United States Senate passed a Farm Bill, (S. Bill 1731), which includes a provision (the "Johnson Amendment") which prohibits packers, such as the Company, from owning or controlling livestock intended for slaughter for more than 14 days prior to the slaughter. The Johnson Amendment also contains a transition rule applicable to packers of pork providing for an effective date which is 18 months after enactment of the Act. The U.S. House of Representatives also passed a Farm Bill (H. Bill 2646), but this Bill does not include the prohibition on packers owning or controlling livestock. A committee of Conferees, consisting of members of both the Senate and the House, has been established to reconcile the differences between the two Bills, including the Johnson Amendment. If a uniform Bill is agreed upon by the committee, the Farm Bill will be voted upon by both the Senate and the House and, if enacted, will be sent to the President for him to sign into law or to veto.

If the Farm Bill containing the Johnson Amendment becomes law, it could have a material adverse effect on the Company, its operations and its strategy of vertical integration in the pork business. Currently, the Company owns and operates production facilities and owns swine and produces approximately three million hogs per year with construction in progress for an additional half million hogs per year. If enacted, the Johnson Amendment would prohibit the Company from owning or controlling hogs, and thus would require the Company to divest these operations, possibly at prices which are below the carrying value of such assets on the Company's balance sheet, or otherwise restructure its ownership and operation. At December 31, 2001, the Company has $247,202,000 in hog production facilities classified as net fixed assets on the Consolidated Balance Sheet plus approximately $188,162,000 in hog production facilities under master lease agreements accounted for as operating leases. In addition, the Company has $124,212,000 invested in live hogs and related materials classified as inventory on the Consolidated Balance Sheet.

The Johnson Amendment could also be construed as prohibiting or restricting the Company from engaging in various contractual arrangements with third party hog producers, such as traditional contract finishing arrangements. Accordingly, the Company's ability to contract for the supply of hogs to its processing facility may be significantly, negatively impacted. At December 31, 2001, the Company has $23,809,000 in commitments through 2013 for various grow finishing agreements.

The Company, along with industry groups and other similarly situated companies are vigorously lobbying against enactment of the Johnson Amendment. The ultimate outcome of this matter is not presently determinable.

The Company is a defendant in a pending arbitration proceeding and related litigation in Puerto Rico brought by the owner of a chartered barge and tug which were damaged by fire after delivery of the cargo. Damages of $47.6 million are alleged. The Company received a ruling in the arbitration proceeding in its favor which dismisses the principal theory of recovery and that ruling has been upheld on appeal. The arbitration is continuing based on other legal theories, although the Company believes that it will have no responsibility for the loss.

The Company is a defendant in an action brought by the Sierra Club and claims by the United States Environmental Protection Agency related to the environmental impacts of certain of the Company's hog production operations. The Company believes it has meritorious defenses to all of the claims of the Sierra Club but cannot predict with certainty the outcome of the litigation.

The Company has not previously recognized any tax benefits from losses generated by Tabacal for financial reporting purposes since it was not a controlled entity for tax purposes and it was not apparent that the permanent basis difference would reverse in the foreseeable future. In February 2002, the Company began a tender offer in Argentina to purchase the outstanding shares of Tabacal not currently owned by the Company. As part of the tender offer process, the Company has placed approximately $0.4 million in escrow. As a result of the current economic and political situation in Argentina, the Company is not yet certain that it will be able to complete the tender offer.

If the Company is successful in completing the above transaction during 2002, it would reduce its deferred tax liability by approximately $34.0 million which is the tax effect of the cumulative basis difference, from Tabacal's operations since the date of acquisition by the Company in July of 1996, in its consolidated U.S. tax return. Of this amount, a majority of the tax benefit will reduce the currency translation adjustment recorded as other accumulated comprehensive loss. Based on the currency translation adjustment at December 31, 2001, this amount would be approximately $22.1 million. The currency translation adjustment, originally recorded as a result of the Argentine devaluation in January 2002 as discussed in Note 12 below, at the time of recognizing this potential tax benefit may fluctuate based on the exchange rates in effect at that time. The remaining benefit would be recognized as a current tax benefit in the Consolidated Statement of Earnings for 2002.

The   Company  is  a  plaintiff  in  a  lawsuit  against  several manufacturers of vitamins and feed additives which have plead guilty in the context of criminal proceedings to price fixing. Because the manufacturers have admitted to the price fixing in the criminal context, it is likely that the manufacturers will be liable for the overcharges made as a result of the price fixing. The Company had purchases aggregating approximately $37.7 million during the relevant time period. The Company is still in the process of determining what it believes was the amount of the overcharge on these purchases on account of the price fixing. Under antitrust laws, if the matter proceeds to trial, the manufacturers are responsible for treble damages. In a separate class action law suit which was brought against the manufacturers but which the Company opted out of, the matter was settled by the manufacturers paying a total of approximately 18% of the agreed gross sales as total damages. The Company opted out of the class action because it believes that it is entitled to a greater amount, either pursuant to a settlement or at trial.

In August 2000, as a result of accounting errors and irregularities discovered in the Produce Division's books and records, management restated the Company's financial statements for each of the prior periods affected and filed a Form 10-K/A on August 28, 2000. In a letter dated December 27, 2000, the Securities and Exchange Commission (SEC) notified the Company that it was conducting a formal investigation of this matter to determine whether there had been any violations of the federal securities laws and issued a subpoena to acquire certain documents from the Company. In October 2001, the SEC concluded its investigation and did not take action against the Company.

The Company is subject to various other legal proceedings related to the normal conduct of its business, including various environmental related actions. In the opinion of management, none of these actions is expected to result in a judgment having a materially adverse effect on the consolidated financial statements of the Company.


Note 12

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss, net of related taxes, are summarized as follows:

                                                     Years ended December 31,
(Thousands of dollars)                                  2001     2000    1999

  Cumulative  foreign currency translation adjustment $(62,218) $ (155) $(155)
  Unrealized gain (loss) on investments                 (3,067)     49    (46)
  Unrecognized pension cost                             (1,273)      -      -
  Deferred gain on interest rate swaps                   1,152       -      -
     Accumulated other comprehensive loss             $(65,406) $ (106) $(201)

Beginning in December, 2001, the Argentine government had placed restrictions on the exchange of currency. On January 6, 2002, the government of Argentina officially ended the one peso to one U.S. dollar parity. On January 11, 2002, the currencies began market trading resulting in a devaluation of over 40%. As a result of this devaluation, the Company recorded a $68,974,000 reduction to shareholders' equity through a $7,830,000 charge against net earnings for dollar denominated debt of the Company's Argentine subsidiary, and a currency translation adjustment of $61,144,000 as an other comprehensive loss for the peso denominated net assets as of December 31, 2001. No tax benefit was provided related to this reduction of shareholders' equity; see Note 11 for further discussion. At December 31, 2001, the Company has $91,905,000 in net assets denominated in Argentine pesos and $15,973,000 in net liabilities denominated in U.S. dollars in Argentina. Using the prevailing exchange rates on March 1, 2002 compared to the net peso denominated assets and net U.S. dollar denominated liabilities as of December 31, 2001, the Company would recognize an additional $2,237,000 charge to earnings and $17,470,000 other comprehensive loss during the first quarter of 2002. Impacts of further fluctuations in the currency exchange rate will be recorded in future periods.

With the exception of the above noted item, income taxes for components of accumulated other comprehensive loss were recorded using a 39% effective tax rate.


Note 13

Segment Information

Seaboard Corporation had five reportable segments through December 31, 2001: Pork, Marine, Commodity Trading and Milling, Sugar and Citrus, and Power, each offering a specific product or service. The Pork segment sells fresh and value-added pork products mainly to further processors and foodservice companies both domestically and overseas. The Marine segment, primarily based out of the Port of Miami, offers containerized cargo shipping services throughout Latin America and the Caribbean. The Commodity Trading and Milling segment sources bulk and bag commodities primarily overseas, including sales of such products to its non-consolidated foreign affiliates, and operates foreign flour and feed mills. The Sugar and Citrus segment produces and processes sugar and citrus in Argentina primarily to be marketed locally. The Power segment generates electric power from two floating generating facilities located in the Dominican Republic. As discussed in Note 2, in December 2000 the Company exchanged its controlling interest in its Wine segment and a cash investment for a non-controlling interest in a larger wine operation accounted for using the equity method. As a result, the Company's segment disclosures reflect operating results for the Wine segment through 2000 but no assets for the Wine segment at December 31, 2000. Revenues from all other segments are primarily derived from the produce operations. Each of the five main segments is separately managed and each was started or acquired independent of the other segments.

As the Sugar and Citrus segment operates solely in Argentina with primarily local sales and operating expenses, the functional currency is the Argentine peso. As more fully described in Note 12, the Company recorded the effects of the recent devaluation of the Argentine peso in 2001. As a result, peso-denominated assets were reduced by $80.2 million. In addition, the entire Argentine sugar industry has also experienced financial difficulties in prior years, with Tabacal and certain large competitors incurring operating losses in part because Argentine sugar prices were below historical levels. As a result, the Company had previously evaluated the recoverability of Tabacal's long-lived assets. Prices have since recovered, allowing Tabacal to operate profitably in 2001.

Within the Commodity Trading and Milling Division, as a result of recurring losses since acquisition, at December 31, 2000, the Company had evaluated the recoverability of its Zambian milling operations' long-lived assets. During 2001, this operation was profitable.

As a result of recurring losses in a shrimp business operated as a subsidiary of a foreign affiliate in Ecuador, at December 31, 2001, the Company evaluated the carrying value of its investment located in Ecuador. Based on its evaluation in the fourth quarter of 2001, the Company recognized a $1,023,000 decline in value other than temporary in its investment in a foreign affiliate as a charge to losses from foreign affiliates related to the shrimp business in the Commodity Trading and Milling segment.

The Company is currently considering various strategic alternatives for the Produce Division. During the fourth quarter 2001, the Company decided to cease shrimp, pickle and pepper farming operations in Honduras. As a result, the Company incurred a charge to earnings for $1,300,000 primarily related to employee severance at these locations for the year ended
December 31, 2001. The Company has evaluated the recoverability of the remaining Produce Division long-lived assets and believes the value of those assets is presently recoverable. As of December 31, 2001, the total carrying value of long-lived assets of the produce division was $6,534,000.

The following tables set forth specific financial information about each segment as reviewed by the Company's management. Operating income for segment reporting is prepared on the same basis as that used for consolidated operating income. Operating income, along with losses from foreign affiliates for the Commodity Trading and Milling Division, is used as the measure of evaluating segment performance because management does not consider interest and income tax expense on a segment basis.

Sales to External Customers:

                                           Years ended December 31,
(Thousands of dollars)                   2001        2000        1999

Pork                                $  772,447  $  724,708  $  600,117
Marine                                 384,906     364,915     307,663
Commodity Trading and Milling          476,207     358,999     259,489
Sugar and Citrus                        77,662      60,061      46,855
Power                                   63,572      35,846      22,975
Wine                                         -       6,825      12,859
All other                               29,816      32,342      34,304
 Segment/Consolidated Totals        $1,804,610  $1,583,696  $1,284,262


Operating Income:
                                         Years ended December 31,
(Thousands of dollars)                 2001      2000      1999

Pork                                $   68,717  $   63,350  $   37,661
Marine                                  24,001      14,450      (1,893)
Commodity Trading and Milling           13,223      (3,518)      2,615
Sugar and Citrus                         6,614      (7,587)    (15,909)
Power                                   14,576       6,007       7,942
Wine                                         -      (9,171)     (5,946)
All other                               (8,786)    (11,539)     (4,673)
 Segment Totals                        118,345      51,992      19,797
Corporate Items                         (3,993)     (3,927)     (7,429)
 Consolidated Totals                $  114,352  $   48,065  $   12,368


Loss from Foreign Affiliates:
                                         Years ended December 31,
(Thousands of dollars)                 2001      2000      1999

Commodity Trading and Milling       $   (4,506) $   (2,440) $   (1,413)
Wine                                    (3,686)          -           -
 Segment/Consolidated Totals        $   (8,192) $   (2,440) $   (1,413)


Depreciation and Amortization:
                                         Years ended December 31,
(Thousands of dollars)                 2001      2000      1999

Pork                                $   22,083  $   21,378  $   20,759
Marine                                  13,763      12,181       9,651
Commodity Trading and Milling            2,975       3,266       3,230
Sugar and Citrus                         9,338       7,557       7,102
Power                                    5,153       2,310       1,547
Wine                                         -         934         362
All other                                1,599       1,917       2,160
 Segment Totals                         54,911      49,543      44,811
Corporate Items                            889         840         771
 Consolidated Totals                $   55,800  $   50,383  $   45,582


Capital Expenditures:
                                         Years ended December 31,
(Thousands of dollars)                 2001      2000      1999

Pork                                $   20,686  $   26,356  $   22,072
Marine                                  20,879      17,097      20,001
Commodity Trading and Milling            2,034       1,895       4,816
Sugar and Citrus                        10,252      14,380      14,998
Power                                      422      52,098         389
Wine                                         -       2,703       3,746
All other                                  398       2,068         715
 Segment Totals                         54,671     116,597      66,737
Corporate Items                            291         336         976
 Consolidated Totals                $   54,962  $  116,933 $    67,713


Total Assets:
                                              Years ended December 31,
(Thousands of dollars)                           2001      2000

Pork                                        $  508,642  $  510,836
Marine                                         131,334     121,895
Commodity Trading and Milling                  172,684     159,137
Sugar and Citrus                               115,402     186,099
Power                                           77,102      88,514
All other                                       20,276      27,665
 Segment Totals                              1,025,440   1,094,146
Corporate Items                                210,152     180,088
 Consolidated Totals                        $1,235,592  $1,274,234

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

Geographic Information

No individual foreign country accounts for 10% or more of sales to external customers. The following table provides a geographic summary of the Company's net sales based on the location of product delivery.

                                           Years ended December 31,
(Thousands of dollars)                   2001        2000        1999

United States                       $  747,877  $  725,327  $  658,740
Caribbean, Central and South America   548,386     434,353     355,376
Africa                                 348,217     260,706     102,022
Pacific Basin and Far East             106,504     104,919      92,235
Canada/Mexico                           41,638      31,643      41,521
Eastern Mediterranean                    6,861      18,013      13,124
Europe                                   5,127       8,735      21,244
 Totals                             $1,804,610  $1,583,696  $1,284,262

The following table provides a geographic summary of the Company's long-lived assets according to their physical location and primary port for Company owned vessels:

                                                  December 31,
(Thousands of dollars)                           2001      2000

United States                                 $408,889  $410,773
Argentina                                       67,497   115,167
All other                                       79,887    85,421
 Totals                                       $556,273  $611,361

At December 31, 2001 and 2000, the Company had approximately $113,855,000 and $137,155,000, respectively, of foreign receivables, excluding receivables due from foreign affiliates, which represent more of a collection risk than the Company's domestic receivables. The Company believes its allowance for doubtful receivables is adequate.


Note 14

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

The Company's financial statements reflect the Poultry Division as a discontinued operation for 1999. Accordingly, the earnings, net of income taxes, are presented as a single amount in the 1999 Consolidated Statement of Earnings. Operating results of the discontinued poultry operations are summarized below. The amounts exclude general corporate overhead previously allocated to the Poultry Division for segment reporting purposes. The amounts include interest on debt at the Poultry Division assumed by the buyer and an allocation of the interest on the Company's general credit facilities based on a ratio of the net assets of the discontinued operations to the total net assets of the Company plus existing debt under the Company's general credit facilities. The results for 1999 reflect activity through November 1999 (the measurement date). Net losses incurred after the measurement date (for the month of December 1999) totaled $4,180,000 and were deferred as a component of current assets of discontinued operations at December 31, 1999. These losses were recognized in 2000 as a reduction of the gain realized on the sale.

                                            Years ended December 31,
(Thousands of dollars)                                1999

Net sales                                            $437,695
Operating income                                     $ 27,023
Earnings from discontinued operations                $ 13,634