Form 10-K, Exhibit 13
period 2002-12-31
SEABOARD CORP /DE/
filed 2003-03-04
CIK 88121

Summary of Selected Financial Data

                                        Years ended December 31,
(Thousands of dollars except per share amounts)
                            2002       2001       2000       1999        1998

Net sales               $1,829,307 $1,804,610 $1,583,696 $1,284,262  $1,294,492

Operating income        $   47,125 $  114,352 $   48,065 $   12,368  $   29,770

Earnings (loss) from
 continuing operations  $   13,507 $   51,989 $    8,872 $  (13,587) $   31,427

Net earnings            $   13,507 $   51,989 $   98,909 $       47  $   50,938

Earnings (loss) per
 common share from
 continuing operations  $     9.38 $    34.95 $     5.96 $    (9.13) $    21.12

Net earnings per common
 share                  $     9.38 $    34.95 $    66.49 $     0.03  $    34.24

Total assets            $1,281,141 $1,234,757 $1,274,234 $1,249,022  $1,211,096

Long-term debt, less
 current maturities     $  318,746 $  255,819 $  312,418 $  318,017  $  313,324

Stockholders' equity    $  486,731 $  528,420 $  540,685 $  443,168  $  444,728

Dividends per common
 share                  $     2.50 $     1.00 $     1.00 $     1.00  $     1.00

In July 2002, the Company purchased additional shares of Fjord Seafood ASA (Fjord), an integrated salmon producer and processor headquartered in Norway, increasing the Company's ownership to approximately 21%. As required by Accounting Principles Board Opinion No. 18, all previous financial statements were retroactively adjusted to reflect the equity method of accounting since the time of the Company's initial investment in May 2001.
As a result, for 2001, net earnings, earnings per common share and total assets were reduced by $1,316,000 ($0.88 per share) and $835,000, respectively, and stockholders' equity was increased by $1,217,000. See Note 5 to the Consolidated Financial Statements for further discussion.

During 2002, the Company completed a series of transactions related to its Argentine sugar business, resulting in a one-time tax benefit of $14,303,000. See Note 7 to the Consolidated
Financial Statements for further discussion.

During     2002,    the    Company    effectively     repurchased
232,414.85  shares of common stock from its parent company.   See
Note 12 to the Consolidated Financial Statements for further discussion.

The  Company's  2002 and 2001 financial position and  results  of operations  were  negatively impacted by the devaluation  of  the
Argentine  peso.   See  Note  12 to  the  Consolidated  Financial
Statements for further discussion.

The  Company  completed  the  sale of  its  Poultry  Division  on
January 3, 2000, recognizing an after-tax gain on disposal of discontinued operations of $90,037,000 or $60.53 per common share. See Note 2 to the Consolidated Financial Statements for further discussion.

The   Company  changed  its  method  of  accounting  for  certain inventories from FIFO to LIFO in 1999. The net effect of this change in 1999 was to increase net earnings by $2,456,000 or $1.65 per common share.

In December 1998, the Company sold its baking and flour milling operations in Puerto Rico, recognizing an after-tax gain of $33,272,000 or $22.37 per common share.

               Quarterly Financial Data (unaudited)

(UNAUDITED)
(Thousands of dollars           1st      2nd      3rd      4th     Total for
 except per share amounts)    Quarter  Quarter  Quarter  Quarter   the Year

2002
Net sales                   $ 442,923  477,104  429,800  479,480  $1,829,307
Operating income            $  16,754   15,192    9,311    5,868  $   47,125
Net earnings (loss)         $   1,723   15,098   (5,673)   2,359  $   13,507
Earnings (loss) per common
 share                      $    1.16    10.15    (3.81)    1.81  $     9.38
Dividends per common share  $    0.25     0.75     0.75     0.75  $     2.50
Market price range per
 common share:
                  High      $  335.00   305.00   301.00   259.00
                  Low       $  260.00   202.00   220.00   195.00


2001
Net sales                   $ 435,260  468,513  466,898  433,939  $1,804,610
Operating income            $  18,036   39,640   29,680   26,996  $  114,352
Net earnings                $   7,615   31,519    5,625    7,230  $   51,989
Earnings per common share   $    5.12    21.19     3.78     4.86  $    34.95
Dividends per common share  $    0.25     0.25     0.25     0.25  $     1.00
Market price range per
 common share:
                  High      $  182.00   207.90   280.00   325.00
                  Low       $  149.00   181.00   197.00   190.00

In the second quarter of 2001, the Company exchanged its non-controlling interest in a domestic seafood affiliate for a lesser interest in Fjord recognizing an after-tax gain of $11,434,000 or $7.69 per common share. During the third quarter of 2001, as a result of a decline in the stock price of this foreign seafood business considered other-than-temporary, the Company recognized an after-tax loss of $11,367,000 or $7.64 per share. In July 2002, the Company purchased additional shares of Fjord and retroactively adjusted prior quarters' financial statements to reflect the equity method of accounting since the time of the Company's initial investment. The adjustments decreased net earnings and earnings per common share by $801,000 ($0.54 per share) and $515,000 ($0.35 per share) for the third and fourth quarters of 2001, respectively, and $2,854,000 ($1.92 per share) and $583,000 ($0.39 per share) for the first and second quarters of 2002, respectively. See Note 5 to the Consolidated Financial Statements for further discussion.

During the second quarter of 2002, the Company completed a series of transactions related to its Argentine sugar business, resulting in a one-time tax benefit of $14,303,000. See Note 7 to the Consolidated Financial Statements for further discussion.

As a result of the devaluation of the Argentine peso, during the fourth quarter of 2001, the Company recorded a charge of $7,830,000 against net earnings related to dollar denominated net liabilities of its Argentine subsidiary. See Note 12 to the Consolidated Financial Statements for further discussion.


Management's Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources

Cash and short-term investments as of December 31, 2002 decreased $96.2 million from December 31, 2001 as a result of payments made to effectively repurchase shares of the Company's common stock from its parent, Seaboard Flour Corporation (see Note 12 to the Consolidated Financial Statements), the additional investment in Fjord Seafood ASA (Fjord) as discussed below, and scheduled payments made on the Company's long-term debt. These outflows were partially offset by an increase in short-term borrowings.

Cash from operating activities for 2002 decreased $131.7 million compared to 2001. The decrease was primarily due to lower adjusted net earnings, principally related to the Pork segment, and changes in the components of working capital. Changes in components of working capital are related to an increase in inventory primarily resulting from increased commodity trading operations and the timing of related normal transactions for voyage settlements, trade payables and receivables.

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

Cash from investing activities for 2002 increased $16.0 million compared to 2001. The increase is primarily related to proceeds from the net sale of short-term investments compared to net purchases in 2001, partially offset by the purchase of previously leased hog production facilities and an additional investment in Fjord during 2002, discussed below. During 2002, the Company invested a total of $149.9 million in property, plant and equipment as described below compared to $55.0 million in 2001.

During 2002, the Company invested $135.1 million in the Pork segment primarily to purchase hog production facilities previously leased, expand the hog production facilities, make improvements to the pork processing plant, and purchase options for land upon which the Company could decide to expand operations as discussed below. The hog production facilities previously leased from Shawnee Funding, Limited Partnership under a master lease arrangement, were purchased during the fourth quarter of 2002 for a total of $117.5 million, including the assumption of a $10.0 million bond payable and offsetting $2.2 million cash in a construction fund. This was financed primarily with the proceeds from a private placement of Senior Notes, as discussed below. During 2003, the Company expects to invest $16.8 million for continued expansion of hog production facilities and upgrades to the pork processing plant.

In February 2002, the Company announced plans to build a second processing plant in northern Texas along with related plans to expand its vertically integrated hog production facilities. Consistent with those plans, the Company continues to acquire and permit land in order to meet the requirements to operate the plant. The Company anticipates spending approximately $7 million during 2003 related to these acquisitions. The Company is continuing to evaluate the timing of construction based on current financial and market conditions in the pork industry caused by the oversupply of hogs and pork. This project is also contingent on a number of other factors, including obtaining necessary financing for the project, obtaining the necessary permits, commitments for a sufficient quantity of hogs to operate the plant, and no statutory impediments being imposed. This project would require extensive capital outlays and financing demands. The current cost estimates to build the plant are approximately $150.0 million with an additional $200.0 million for live production facilities for a total cost of approximately $350.0 million. If the Company pursues this project, it may also enter into various contract growing arrangements. Due to the above uncertainties, management is not able to predict the ultimate viability or the exact timing of the expansion project. However, if the Company decides to pursue the project, construction of the plant would not begin until after 2003.

During 2002, the Company invested $9.7 million in the Marine segment primarily for the purchase of additional machinery and equipment. During 2003, the Company plans to invest $14.9 million for the purchase of previously chartered vessels, and previously leased and new equipment.

During 2002, the Company invested $2.5 million in the Sugar and Citrus segment primarily for improvements to existing facilities and sugarcane fields. During 2003, the Company expects to spend
$4.0 million for additional improvements.

During  2002, capital expenditures in all other segments  totaled
$2.6 million for general modernization and efficiency upgrades of plant and equipment.

Excluding potential Pork expansion plans, management anticipates the planned fiscal 2003 capital expenditures for existing operations discussed above, will be financed by internally generated cash, including potential use of available short-term investments.

During the second quarter of 2001, the Company exchanged its non-controlling interest in a domestic affiliate primarily engaged in the production and processing of salmon and other seafood products for a smaller share of Fjord. During the fourth quarter of 2001, the Company participated in a private placement of additional shares and invested an additional $10.8 million in Fjord shares valued at NOK 6 per share increasing its ownership to approximately 11%. In July 2002, the Company invested an additional $26.9 million in Fjord, a fully integrated producer and processor of salmon and other seafood headquartered in Norway, increasing its ownership percentage to approximately 21%. See Notes 3 and 5 to the Consolidated Financial Statements for further discussion.

Cash from investing activities for 2001 decreased $262.9 million compared to 2000. The decrease is primarily related to proceeds in the first quarter of 2000 from the sale of the poultry operations, partially offset by acquisitions and capital expenditures during 2000. See Note 2 to the Consolidated Financial Statements for further discussion of the Poultry Division sale.

During 2001, the Company invested $55.0 million in property, plant and equipment. The Company invested $20.7 million in the Pork segment primarily to expand existing hog production facilities, complete construction of a new feed mill and make improvements to the pork processing plant. The Company invested $20.9 million in the Marine segment primarily for the purchase of a previously chartered vessel and for equipment. The Company invested $10.3 million in the Sugar and Citrus segment primarily for improvements to existing facilities and sugarcane fields. Capital expenditures in all other segments during 2001 totaled $3.1 million for general modernization and efficiency upgrades of plant and equipment.

Cash from financing activities increased $113.8 million during 2002 compared to 2001 primarily reflecting the fourth quarter private placement of $109.0 million of Senior Notes due 2009 and 2012 with a weighted average interest rate of 6.29%. In October 2002, the Company used $107.3 million of the proceeds from this private placement to purchase the indebtedness related to hog production facilities previously leased under a master lease program, effectively reducing the Company's net lease payments. On December 31, 2002, the Company paid an additional $4.1 million and assumed a $10.0 million bond payable to complete the acquisition of Shawnee Funding, Limited Partnership effectively acquiring all of the related hog production facilities previously leased and $2.2 million of cash held in a construction fund which will be used to repay a portion of the bonds payable. Partially offsetting the increase, in October 2002, the Company effectively repurchased 232,414.85 shares of its stock at $203.26 per share from Seaboard Flour Corporation (Seaboard Flour), its parent company, for a total of $47.2 million. Seaboard Flour was required to use a portion of the consideration to repay $11.3 million to the Company to pay in full all indebtedness owed by Seaboard Flour to the Company, and to use the balance to pay bank indebtedness of Seaboard Flour and transaction expenses. See Note 12 to the Consolidated Financial Statements for further discussion.

During the first quarter of 2002, the Company extended for one year a $20.0 million revolving credit facility and let expire other revolving credit facilities of $121.0 million. In December 2002 the Company established a new $25.0 million committed line of credit. The Company also has total short-term, uncommitted credit lines totaling $79.5 million at December 31, 2002. As of December 31, 2002, the Company had $21.0 million of borrowings outstanding under committed facilities and $55.1 million outstanding under the short-term uncommitted lines.

  The  following  table  represents a summary  of  the  Company's
commercial   commitments  and  contingent   obligations   as   of
December 31, 2002.

                                                            Total amount
(Thousands of dollars)                                       available

Short-term credit facilities - committed                     $ 45,000
Short-term uncommitted demand notes                            79,504
Letters of credit                                               6,454
Total at December 31, 2002                                    130,958
Committed Letters of Credit and Amounts drawn against lines    89,766
Available borrowing capacity at December 31, 2002            $ 41,192


Subsequent to year-end, the Company extended for one year a $20.0 million revolving credit facility and entered into a new $75.0 million committed line for a subsidiary of the Commodity Trading and Milling segment, which is secured by certain of the Company's commodity trading inventory and accounts receivable. This new line includes financial covenants for the subsidiary which require maintenance of certain levels of working capital and net worth, and limitations on debt to net worth and liabilities to net worth ratios. After this new line was established, short-term committed lines totaled $120.0 million and short-term uncommitted lines totaled $59.5 million.

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

The Company is a party to a master lease program and contract production agreements (the "Facility Agreements") with limited liability companies which own certain of the facilities that are used in connection with the Company's vertically integrated hog
production.   These arrangements are currently accounted  for  as
operating  leases.   These  hog  production  facilities   produce
approximately  20%  of the Company-owned hogs  processed  at  the
plant.   At  December 31, 2002, the total amount  of  unamortized
costs representing fixed asset values under these Facility Agreements was approximately $61.0 million. The $58.3 million of underlying bank debt within these facilities expires in 2006 and
2007.   At  December  31, 2002, total future payments,  including
interest, assuming the Company renews through the end of the final terms, amount to $144.7 million. These facilities are owned by companies considered to be variable interest entities
(VIEs),  for  which  the  Company is deemed  to  be  the  primary
beneficiary.   Accordingly,  the  Company  will  be  required  to
consolidate these entities in the third quarter of 2003 unless changes in the equity structure of the VIEs occur prior to June 30, 2003. The Company is evaluating various options for these facilities, including purchasing certain assets from one limited liability company with a value of $25.6 million at December 31, 2002, and/or assigning its purchase option for all of the properties to a third party with which the Company may enter into production arrangements. Management believes that it
will   have  sufficient  liquidity  and  financing  capacity   to
accomplish  any  of  the  alternatives.   The  contractual   cash
obligation table below presents additional optional renewal payments, at current interest rates, as if the Company continues to renew the Facility Agreements through the final optional date. See Note 11 to the Consolidated Financial Statements for further discussion.

A summary of the Company's contractual cash obligations and optional renewal amounts as of December 31, 2002 is as follows:


(Thousands of dollars)         2003    2004    2005    2006     2007 Thereafter

Contract grower finishing
 agreements                 $  5,977 $ 6,281 $ 5,379 $ 5,210  $ 5,040  $ 43,102
Obligations under Facility
 Agreements                    6,883   2,092     382     382      382       793
Other  operating lease
 payments                     13,016   6,461   6,222   5,218    4,394     4,725
Total  lease  obligations     25,876  14,834  11,983  10,810    9,816    48,620
Long-term debt                55,869  49,892  56,672  38,116   38,001   136,065
Other  purchase commitments   38,524     288     288     288      288         -
Total cash obligations
 and commitments             120,269  65,014  68,943  49,214   48,105   184,685
Additional optional annual
 renewal payments under
  Facility  Agreements         4,993   9,763  11,462  11,449   11,436    84,719
Total                       $125,262 $74,777 $80,405 $60,663  $59,541  $269,404

In addition to the financing requirements to accommodate the Pork segment expansion plans, the Company's Senior Notes have scheduled maturities, as shown in the table above. Management believes that the Company's current combination of liquidity, capital resources and borrowing capabilities will be adequate for its existing operations during fiscal 2003. Management is evaluating various alternatives for future financings to provide adequate liquidity for the Company's future operating and expansion plans. In addition, management intends to continue seeking opportunities for expansion in the industries in which it operates.


Results of Operations

Net sales totaled $1,829.3 million for the year ended December 31, 2002, compared to $1,804.6 million for the year ended December 31, 2001. Operating income of $47.1 million for 2002 decreased $67.3 million compared to $114.4 million in 2001.

Net sales totaled $1,804.6 million for the year ended December 31, 2001, compared to $1,583.7 million for the year ended December 31, 2000. Operating income of $114.4 million for 2001 increased by $66.3 million compared to $48.1 million in 2000.

Pork Segment
(Dollars in millions)                  2002      2001      2000
Net sales                           $ 645.8   $ 772.4   $ 724.7
Operating income (loss)             $ (13.9)  $  68.7   $  63.4

Net sales for the Pork segment decreased $126.6 million to $645.8 million in 2002 compared to 2001 as the result of lower pork prices. Reduced world-wide meat supplies during 2001 contributed to higher sales prices for that year. During 2002, domestic meat supplies increased, which resulted in significantly lower sales prices compared with the prior year.

Operating  income  for  the  Pork  segment  decreased  $82.6 million
to $(13.9)  million  in  2002 compared to 2001.   This  decrease  is
primarily the result of lower sales prices, as discussed above and higher feed costs, partially offset by a decrease in cost of third party hogs. While unable to predict future market prices, management expects overall market conditions to improve during 2003 allowing this segment to return to positive operating income for 2003. Future results may also be adversely affected by the proposed packer ban legislation as discussed in Note 11 to the Consolidated Financial Statements.

Net sales increased $47.7 million to $772.4 million in 2001 compared to 2000. This increase is primarily the result of higher pork prices as a result of favorable relationship of pork supplies and pork demand. Operating income increased $5.3 million to $68.7 million in 2001 compared to 2000. This increase is primarily the result of higher pork prices, as discussed above, and processing an increased proportion of lower cost, Company-raised hogs versus third party hogs. Expanded production capacity allowed the Company to raise more of its own hogs in 2001. Partially offsetting these increases, the cost of Company-raised hogs increased over 2000, reflecting higher feed, maintenance, medical and energy costs.


Commodity Trading and Milling Segment
(Dollars in millions)                  2002      2001      2000
Net sales                           $ 652.1   $ 476.2   $ 359.0
Operating income (loss)             $  18.4   $  13.2   $  (3.5)
Loss from foreign affiliates        $  (3.8)  $  (4.5)  $  (2.4)

Net sales for the Commodity Trading & Milling segment increased $175.9 million to $652.1 million in 2002 compared to 2001. This increase is primarily the result of increased commodity trading volumes of corn and wheat to third party customers and, to a lesser extent, increased milling revenues. Commodity trading volumes to third party customers increased as the Company has focused its efforts on expanding in certain existing and new trading markets. Milling revenues have increased primarily as a result of favorable operating environments in certain foreign locations, which have allowed certain mills to increase production levels.

Operating income for the Commodity Trading & Milling segment increased $5.2 million to $18.4 million in 2002 compared to 2001. This increase is primarily a result of increased third party trading volumes and increased production at certain foreign milling operations as discussed above. Due to the uncertain political and economic conditions in the countries in which the Company operates, management is unable to predict future sales and operating results but anticipates positive operating income to continue in 2003.

Loss from foreign affiliates decreased $0.7 million to $3.8 million in 2002 compared to 2001. This decrease is primarily a result of the $1.0 million charge in 2001 for the other than temporary decline in value of the shrimp business in Ecuador, as discussed below, partially offset by lower operating results at certain African milling operations. Based on the exposure to political and economic conditions in the countries where the foreign affiliates operate, management believes that losses from foreign affiliates may continue in 2003.

Net sales increased $117.2 million to $476.2 million in 2001 compared to 2000. This increase is primarily the result of increased trading volumes of soybean meal and wheat to third parties and, to a lesser extent, wheat to foreign affiliates. Operating income increased $16.7 million to $13.2 million in 2001 compared to 2000. This increase is primarily a result of improvements in operating certain mills in foreign countries, including the first year of profitable operations in Zambia, and profitable operations of a new mill acquired during the third quarter of 2000. To a lesser extent, the increase reflects $3.5 million of recoveries of previously reserved receivables and increased commodity sales as discussed above.

Loss from foreign affiliates increased $2.1 million to $4.5 million in 2001 compared to 2000. As a result of recurring losses in a shrimp business operated as a subsidiary of a foreign affiliate in Ecuador, at December 31, 2001, management evaluated its carrying value of its investment in Ecuador. Based on the evaluation, in the fourth quarter of 2001, a $1.0 million loss was recognized for the other than temporary decline in value of this investment. The increase was also the result of lower earnings at a milling operation in Haiti.


Marine Segment
(Dollars in millions)                  2002      2001      2000
Net sales                           $ 383.4   $ 384.9   $ 364.9
Operating income                    $  16.6   $  24.0   $  14.5

Net sales for the Marine Segment remained relatively constant at $383.4 million in 2002 compared to $384.9 in 2001. Overall, cargo volumes increased in most existing markets and certain new routes were added during the fourth quarter of 2002. These increases were partially offset by significant declines in certain South American routes as a result of political instability in Venezuela throughout 2002. In addition, in December 2002 a general strike commenced in Venezuela resulting in the discontinuance of all port calls to that country. The overall increase in cargo volumes was also partially offset by generally lower cargo rates in 2002 compared to 2001.

Operating income for the Marine Segment decreased $7.4 million to $16.6 million in 2002 compared to 2001, as a direct result of the political instability in Venezuela throughout 2002 as discussed above. The duration and extent of the reduced demand, primarily attributable to the political instability and general strike in Venezuela, will continue to effect future results as long as shipping demand for the affected South American routes remain depressed. However, Management expects operating income will remain positive for 2003, although continued economic uncertainties in certain South American routes could continue to reduce overall profitability.

Net sales increased $20.0 million to $384.9 million in 2001 compared to 2000. This increase primarily reflects increased volumes to certain markets during the year while average cargo rates decreased slightly compared to the prior year average. The increased sales also reflect a full year of services provided at a cargo terminal facility at the Port of Houston which was acquired during the second quarter of 2000. Although economic uncertainties still existed in certain South American markets, volumes in these markets improved during 2001 compared to 2000, partially offset by a decline in volumes to the Caribbean Basin. Operating income increased $9.5 million to $24.0 million in 2001 compared to 2000, primarily reflecting improved results in certain South American markets discussed above.


Sugar and Citrus Segment
(Dollars in millions)                  2002      2001      2000
Net sales                           $  57.7   $  77.7   $  60.1
Operating income (loss)             $  16.3   $   6.6   $  (7.6)

Net   sales   for   the   Sugar  and  Citrus  segment   decreased
$20.0 million to $57.7 million in 2002 compared to 2001, primarily reflecting the devaluation of the Argentine peso, discussed below. The reduction was partially offset by higher sales prices for sugar (in pesos) and increased sales volumes from export sales. Operating income increased $9.7 million in 2002 compared to 2001, reflecting the reduction in cost of goods sold as a result of the devaluation discussed below and, to a lesser extent, improved peso sales prices. While management is not able to predict future sugar prices or the effects of devaluation as discussed below, management expects operating income will remain positive for 2003.

The functional currency of the Sugar and Citrus Segment is the Argentine peso. As discussed in Note 12 to the Consolidated Financial Statements, in December 2001, the Argentine government placed restrictions on the exchange of currency. On January 6, 2002, the government of Argentina officially ended the one peso to one U.S. dollar parity. On January 11, 2002, the currencies began market trading resulting in ongoing devaluation. This devaluation has resulted in material currency translation losses beginning in December 2001 and continuing through the first half of 2002. During the second half of 2002, the Argentine peso stabilized somewhat. Operating income discussed above does not include the effects of the material currency translation losses on shareholders' equity and net earnings that have been incurred by the Company in 2002 and 2001. The economy of Argentina has been severely, negatively impacted by the devaluation and continuing recession. To date, the peso prices for sugar have increased more than peso costs have increased, resulting in improved operating income in terms of U.S. dollars. However, as a result of the economic turmoil and uncertainty, it is not possible for management to predict if this trend will continue.

Net sales increased $17.6 million to $77.7 million in 2001 compared to 2000, primarily a result of improved sugar prices and higher sales volumes. Sales volumes increased primarily as a result of an increase in the resale of sugar purchased from third parties. Operating income for 2001 increased $14.2 million to $6.6 million compared to 2000, primarily as a result of higher sugar prices, increased sales volumes, increases in production efficiencies and a lower provision for doubtful accounts.


Power Segment
(Dollars in millions)                  2002      2001      2000
Net sales                           $  63.1   $  63.6   $  35.8
Operating income                    $  14.3   $  14.6   $   6.0

Net sales for the Power segment remained fairly constant at $63.1 million in 2002 compared to $63.6 million in 2001. Operating income also remained fairly constant at $14.3 million in 2002 compared to $14.6 million in 2001. During 2002, increased transmission fees incurred in conjunction with spot market sales were primarily offset by recovery of previously written-off receivables. While management is not able to predict future market rates, demand for power in the Dominican Republic is expected to remain strong during 2003. Accordingly, management expects operating income to remain positive for 2003.

Net sales increased $27.8 million to $63.6 million in 2001 compared to 2000 reflecting a full year of operations of the second power barge that began in October of 2000. Through the third quarter of 2001, all sales from this segment were made under contract to the state-owned electric company. That contract was rescinded during September 2001 and the Company began selling power at market rates on the spot market. Operating income for the Power segment increased $8.6 million to $14.6 million in 2001 compared to 2000 primarily reflecting the operations of the second power barge.


Wine Segment
(Dollars in millions)                  2002      2001      2000
Net sales                           $     -   $     -   $   6.8
Operating loss                      $     -   $     -   $  (9.2)
Loss from foreign affiliate         $  (2.9)  $  (3.7)  $     -

As discussed in Note 2 to the Consolidated Financial Statements, Seaboard's consolidated wine segment and a cash contribution were exchanged for a non-controlling interest in a larger Bulgarian wine business (the Business) on December 29, 2000. As a result of this exchange, the wine segment results are reported using the equity method of accounting since 2001. The results for 2001 only include nine months as it is recorded on a three-month lag. As a result of the three month lag, in order to reflect operating results of the Wine segment through the date of the exchange, this segment's results for 2000 include 15 months of operations.

During the third quarter of 2002, the Business negotiated an extension of principal payment due dates and a waiver of default when it was unable to make a scheduled principal payment to a bank and to achieve certain related loan covenants. In February 2003, the Business received an additional extension with revised interim payment terms through May 2003 and is currently in negotiations with the bank for additional revised terms and conditions. In the event the Business does not obtain additional revisions to the loan terms and/or waivers, or is unable to fulfill the revised interim payment terms and the bank pursues legal recourse, the impact on the Business and its financial condition is likely to impair the value of its assets, and its ability to continue to operate without pursuing bankruptcy protection. In addition, as of December 31, 2002, the Business has evaluated the recoverability of its long-lived assets based on projected future cash flows and accordingly, the Company believes there is not an other than temporary decline in value, pending the resolution of negotiations with the bank. As of December 31, 2002, the Company's investments in and advances to the Business totaled $19.7 million.


All Other Segments
(Dollars in millions)                  2002      2001      2000
Net sales                           $  27.1   $  29.8   $  32.3
Operating loss                      $  (0.8)  $  (8.8)  $ (11.5)
Loss from foreign affiliates        $ (10.2)  $  (1.3)  $     -

Net Sales for All Other segments decreased $2.7 million to $27.1 million in 2002 compared to 2001 and operating loss improved $8.0 million for 2002 compared to 2001. These decreases are primarily the result of the Produce division's decision to cease shrimp, pickle and pepper farming operations in Honduras in late 2001 and, to a lesser extent, discontinuing two non-produce related small businesses during early 2002. Management expects to be near break-even or better for 2003.

As discussed in Note 13 to the Consolidated Financial Statements, in February 2003, management signed a letter of intent for the sale of the shrimp farming and shrimp processing assets and has evaluated the recoverability of the other long-lived farming assets discussed above at December 31, 2002. Based on this evaluation, the Produce division incurred a $0.3 million charge in 2002 for impairment of pickle and pepper farming related assets, and is currently considering various strategic alternatives for the remaining pickle and pepper farming assets. An additional impairment charge could be incurred depending on the final decision regarding the alternatives if the remaining carrying value of $1.2 million for these farming assets is not fully recoverable.

The loss from foreign affiliates represents the Company's share of losses from Fjord recorded on a three-month lag beginning in the third quarter of 2001. See Note 3 to the Consolidated Financial Statements for a discussion of the Company's increased investment in Fjord which required a retroactive adjustment to apply the equity method of accounting since the acquisition of the initial shares. Losses increased in 2002 compared to 2001 as a result of low worldwide salmon prices and include $3.8 million for the Company's share of charges incurred to close and consolidate certain operations. Although management cannot predict worldwide salmon prices, losses are expected to continue.

Net Sales for All Other segments decreased $2.5 million to $29.8 million in 2001 compared to 2000. Sales decreased primarily as the result of lower prices and yields of shrimp grown and sold within the Produce Division. Operating loss decreased $2.7 million to $8.8 million in 2001 compared to 2000. The improvement in operating loss is primarily the result of the Company discontinuing the business of marketing fruits and vegetables grown through joint ventures or independent growers by selling certain assets of its Produce Division during the third quarter of 2000 (see Note 2 to the Consolidated Financial Statements). Partially offsetting the improvement were increased operating losses from the existing Produce Division operations, including a severance charge to earnings of $1.3 million related to ceasing shrimp, pickle and pepper farming operations in Honduras.


Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses decreased $12.3 million to $102.9 million in 2002 compared to 2001. This decrease is primarily a result of lower operating costs for the Sugar and Citrus segment reflecting the effects of the Argentine peso devaluation on peso denominated expenses, recovery of previously written-off receivables in the Power segment and discontinuing operations of certain other small businesses. As a percentage of revenues, SG&A decreased to 5.6% for 2002 from 6.4% in 2001.

SG&A decreased $14.0 million to $115.2 million in 2001 compared to 2000. This decrease is primarily a result of changing to the equity method of accounting for the Wine business for 2001 (as discussed in Note 2 to the Consolidated Financial Statements) and, to a lesser extent, recoveries of previously reserved receivables and discontinuing the business of marketing fruits and vegetables by the Produce Division in the prior year, as discussed above, partially offset by increases discussed below. The increases reflect increased service and support functions related to expanded operations in the Commodity Trading and Milling, Marine and Power segments. As a percentage of revenues, SG&A decreased to 6.4% for 2001 from 8.2% in 2000, primarily as a result of increased revenues in these segments in excess of the related SG&A increases.


Interest Expense

Interest expense totaled $22.7 million, $27.7 million and $30.1 million for the years ended December 31, 2002, 2001 and
2000, respectively. The decrease in 2002 from 2001 primarily reflects lower average interest rates and, to a lesser extent, lower average level of short-term borrowings outstanding during 2002. The decrease in 2001 from 2000 primarily reflects a decrease in short-term borrowings and, to a lesser extent, lower interest rates on variable rate debt.


Interest Income

Interest income totaled $5.9 million, $8.5 million and $12.6 million for the years ended December 31, 2002, 2001 and
2000, respectively. The decrease in 2002 from 2001 primarily reflects a decrease in average funds invested and, to a lesser extent, lower interest rates. The decrease in 2001 from 2000 primarily reflects lower interest rates and, to a lesser extent, a decrease in average funds invested.


Other Investment Income, Net

Other investment income, net totaled $0.8 million, $4.8 million and $5.7 million for the years ended December 31, 2002, 2001 and 2000, respectively. During 2001, the Company sold its shares of a long-term investment in a foreign company recognizing a gain of $3.7 million. In 2000, other investment income, net is primarily attributable to a $3.6 million gain recognized on the sale of certain marketable securities held for sale and increased profitability from the prior ownership of a domestic seafood business investment as discussed in Note 3 to the Consolidated Financial Statements.


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


Foreign Currency Losses

Foreign currency losses totaled $17.1 million, $8.8 million and $0.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. The losses primarily reflect the Argentine peso devaluation effect on dollar denominated net liabilities of the Company's Argentine subsidiary of $12.5 million and $7.8 million for 2002 and 2001, respectively. See Note 12 to the Consolidated Financial Statements for further discussion. In addition, during 2002, the Company experienced increased foreign currency losses in its Commodity Trading and Milling and Power divisions. The Company operates in many developing countries throughout the world. The political and economic conditions of these markets cause volatility in currency exchange rates and expose the Company to the risk of exchange loss.


Miscellaneous, Net

Miscellaneous, net totaled $(5.7) million, $5.6 million and $7.5 million for the years ended December 31, 2002, 2001 and 2000, respectively. During 2002 the Company recorded losses of $25.0 million on the Company's ten-year interest rate swap agreements as a result of falling interest rates compared to gains of $2.8 million recognized during 2001. These swap agreements do not qualify as hedges for accounting purposes and accordingly, changes in the market value are recorded to earnings as interest rates change. See Note 9 to the Consolidated Financial Statements for additional discussion. During 2002, a gain of $18.3 million was recognized for proceeds received from a lawsuit as discussed in Note 11 to the Consolidated Financial Statements. During 2000, a $3.8 million gain was realized from the recognition of unamortized proceeds from prior terminations of interest rate agreements associated with debt repaid during the year.


Income Tax Expense

During 2002, the Company recognized a one-time tax benefit of $14.3 million related to the cumulative basis difference in the Company's Argentine subsidiary. See Note 7 to the Consolidated Financial Statements for further discussion. Excluding the effects of this subsidiary, the effective tax rate for 2002 compared to 2001 primarily reflects the effects of increased permanently deferred foreign earnings and lower domestic taxable income. The effective tax rates decreased significantly during 2001 compared to 2000 primarily as a result of increased permanently deferred foreign earnings during 2001 partially offset by the effect of certain other permanent differences.


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

On February 12, 2003, the Environmental Protection Agency (EPA) published its final regulations related to concentrated animal feeding operations (CAFOs) which are applicable to the Company's hog confinement operations. The regulations require the Company to obtain federal National Pollutant Discharge Elimination System (NPDES) Permits and to implement nutrient management plans with respect to virtually all of the Company's hog confinement operations. The Company believes that it will be able to obtain the requisite permits and implement the requisite nutrient management plans without incurring expenditures which will have any material adverse effect on the financial condition or results of operations of the Company.

The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations", effective for fiscal years beginning after June 15, 2002. This statement will require the Company to record a long-lived asset and related liability for estimated future costs of retiring certain assets. The estimated asset retirement obligation, discounted to reflect present value, will grow to reflect accretion of the interest component. The related retirement asset will be amortized over the economic life of the related asset. Upon adoption of this statement, a cumulative effect of a change in accounting principle will be recorded to recognize the deferred asset and related accumulated amortization to date and the estimated discounted asset retirement liability together with cumulative accretion since the inception of the liability.

The Company will incur asset retirement obligation costs associated with the closure of the hog lagoons it is legally obligated to close. Accordingly, the Company has performed detailed assessments and obtained the appraisals required to estimate the future retirement costs based on current regulations. The Company will record, as a cumulative effect, a $2.2 million charge to earnings ($1.3 million, net of tax), an increase in net fixed assets of $3.2 million and a liability of $5.4 million for this change in accounting principle on January 1, 2003. During 2003, the Company estimates the total accretion of the liability and depreciation of fixed assets to increase cost of sales by approximately $0.5 million.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN
45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 applies to guarantors only and applies only to direct and indirect guarantees with specified contract characteristics. FIN 45 increases disclosure requirements for guarantees in place as of December 31, 2002. See Note 11 to the Consolidated Financial Statements for the related disclosure. Also, for guarantees issued or modified after December 31, 2002, FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The adoption of FIN 45 is not expected to have a material impact on the Company's financial position or net earnings.

In  January 2003, the FASB issued FASB Interpretation No. 46 (FIN
46), "Consolidation of Variable Interest Entities". FIN 46 applies to entities if its total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated support or if the equity investors lack certain characteristics of a controlling financial interest. If an entity is determined to meet those certain characteristics, FIN 46 requires a test to identify the primary beneficiary based on expected losses and expected returns associated with the variable interest. The primary beneficiary is then required to consolidate the entity. The consolidation requirements apply to all variable interest entities (VIEs) created after January 31, 2003. The Company must apply the consolidation requirements for VIEs that existed prior to February 1, 2003 and remain in existence as of July 1, 2003. See Note 11 to the Consolidated Financial Statements for the related disclosure of existing VIEs as of December 31, 2002. As the Company has not yet determined the ultimate existence of certain VIEs as of July 1, 2003, management is not yet able to determine the impact of FIN 46 on the Company's financial position.

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

Allowance for doubtful receivables - Management uses various data and historical information to evaluate the adequacy of this reserve for receivables estimated to be uncollectible as of the consolidated balance sheet date. Changes in estimates, developing trends and other new information can have a material effect on future evaluations. In addition, the Company's receivables are heavily weighted towards foreign receivables ($154.7 million or 71% at December 31, 2002), including receivables from foreign affiliates discussed below, which generally represent more of a collection risk than its domestic receivables.

Investments in and advances to foreign affiliates - Management uses the equity method of accounting for these investments. At the balance sheet date, management will evaluate certain equity investments for potential decline in value deemed other than temporary when conditions warrant such an assessment. Since these investments mostly involve entities in foreign countries considered underdeveloped, changes in the local economy or political environment may occur suddenly and can materially alter this evaluation. In certain cases, the Company has an ongoing business relationship through sales of grain to these entities that also include receivables from these foreign affiliates. Management considers the long-term business prospects of such investments when making its assessment. At December 31, 2002, the total investment in and advances to foreign affiliates was $83.9 million. See Note 5 to the Consolidated Financial Statements for further discussion.

Employee Pension Obligations and Related Expense - The Company's employee pension obligations and related expense are dependent on management's assumptions used by actuaries in calculating such amounts. These assumptions include discount rates, expected return on plan assets, long-term rate of increase in compensation levels and other factors. Actual results that differ from management's assumptions are accumulated and amortized over future periods and, therefore, generally affect the recognized obligation and related expense. While management believes that the assumptions used are appropriate, significant differences in the actual experience or changes in the assumptions would affect the obligation and related expense. See Note 10 to the Consolidated Financial Statements for more information regarding costs and assumptions for employee pension plans.

Contingent liabilities - Management has evaluated the various exposures, including environmental exposures of its Pork division, described in Note 11 to the Consolidated Financial
Statements. Based on currently available information and analysis, management believes that all such items have been adequately accrued for and reflected in the consolidated balance sheet as of December 31, 2002. Future changes in information, legal statutes or events could result in changes to estimates that could have a material adverse impact on the financial statements.

Determining functional currencies of foreign operations - The Company has several foreign subsidiaries and locations that account for $774.3 million, or 42% of sales, $388.7 million, or 30% of assets and $227.4 million, or 29% of liabilities, as of December 31, 2002. Management is required to translate the financial statements of the foreign entities from the currency in which they keep their accounting records into United States dollars using the appropriate exchange rates. Depending on the entities' functional currency, this process creates exchange gains and losses which are either included in the statements of operations or as foreign currency translation adjustments as a separate part of equity, classified as accumulated other comprehensive loss. The functional currency is determined by management after consideration of the relevant economic facts and circumstances specific to each entity. The magnitude of these exchange gains or losses is determined by movements of the exchange rates of the foreign currencies against the United States dollar. As described in Note 12 to the consolidated financial statements, during 2002 and 2001 the Company experienced a devaluation of its assets in Argentina. As of December 31, 2002, the Company had $97.2 million ($62.6 million net of tax) in cumulative foreign currency translation adjustment recorded on the balance sheet. Changes by management in the designation of the foreign entities' functional currency and fluctuations in prevailing exchange rates could have a material impact on future Consolidated Financial Statements.


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

The table below provides information about the Company's non-trading financial instruments sensitive to changes in interest rates at December 31, 2002. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. At December 31, 2002, long-term debt included foreign subsidiary obligations of $2.6 million payable in Argentine pesos, $2.1 million denominated in Congolese francs, and $2.0 million denominated in U.S. dollars. At December 31, 2001, long-term debt included foreign subsidiary obligations of $6.6 million payable in Argentine pesos, $2.6 million denominated in U.S. dollars, and $2.0 million denominated in Congolese francs. Weighted average variable rates are based on rates in place at the reporting date. Short-term instruments including short-term investments, non-trade receivables and current notes payable have carrying values that approximate market and are not included in this table due to their short-term nature.


(Dollars in thousands)   2003    2004    2005    2006    2007 Thereafter  Total
Long-term debt:
 Fixed rate            $51,562 $49,892 $56,672 $38,116 $38,001 $94,465 $328,708
 Average interest rate   7.45%   7.34%   7.17%   7.51%   7.46%   6.80%    7.21%
 Variable rate         $ 4,307       -       -       -       -  41,600 $ 45,907
 Average interest rate   2.03%       -       -       -       -   1.65%    1.69%

Non-trading financial instruments sensitive to changes in interest rates at December 31, 2001 consisted of fixed rate long-term debt totaling $247.5 million with an average interest rate of 7.47%, and variable rate long-term debt totaling $63.5 million with an average interest rate of 2.42%.

The Company entered into five, ten-year interest rate exchange agreements during 2001 whereby the Company pays a stated fixed rate and receives a variable rate of interest on a total notional amount of $150,000,000. As of December 31, 2002, the weighted average fixed rate payable by the Company was 5.52% and aggregate fair value of the contracts at December 31, 2002 of $(18.0) million was recorded in accrued financial derivative liabilities. As of December 31, 2001, these agreements had a net fair value of $2.0 million.

Inventories that are sensitive to changes in commodity prices, including carrying amounts and fair values at December 31, 2002 and 2001 are presented in Note 4 to the Consolidated Financial Statements. Projected raw material requirements, finished product sales, and firm sales commitments may also be sensitive to changes in commodity prices. The tables below provide information about the Company's derivative contracts that are sensitive to changes in commodity prices. Although used to manage overall market risks, during the fourth quarter of 2001, the Company discontinued the extensive record-keeping required to account for any remaining commodity transactions as fair value hedges and expensed $1.1 million to cost of sales. The Company continues to believe its commodity futures and options are economic hedges and not speculative transactions although they do not qualify as hedges under accounting rules. Since the Company does not account for these derivatives as hedges, fluctuations in the related commodity prices could have a material impact on earnings in any given year. The following tables present the notional quantity amounts, the weighted average contract prices, the contract maturities, and the fair values of the Company's open commodity derivative positions at December 31, 2002.


Trading:
                       Contract Volumes      Wtd.-avg.            Fair Value
Futures Contracts       Quantity Units      Price/Unit  Maturity    (000's)

Corn purchases-long     21,649,490 bushels  $  2.68       2003     $(2,087)
Corn sales-short        10,700,066 bushels     2.67       2003         734

Wheat purchases-long     3,320,511 bushels     4.25       2003      (2,296)
Wheat sales-short        3,205,511 bushels     4.27       2003       2,282

Soybean meal purchases-
 long                      171,200 tons      164.77       2003          62
Soybean meal sales-short    72,800 tons      166.18       2003         (72)

Soybean purchases-long     250,000 bushels     5.64       2003           3
Soybean sales-short        860,000 bushels     5.55       2003         (83)


                       Contract Volumes      Wtd.-avg.            Fair Value
Options Contracts       Quantity Units      Price/Unit  Maturity    (000's)

Wheat puts written-long     50,000 bushels  $  4.50       2003     $   (54)
Wheat puts purchased-
 short                      50,000 bushels     4.50       2003          56
Wheat calls purchased-
 long collars               50,000 bushels     4.60       2003         (12)
Wheat calls written-
 short collars              50,000 bushels     4.60       2003          13

Corn puts written-long     500,000 bushels     2.70       2003        (114)
Corn calls purchased-
 long collars              500,000 bushels     3.00       2003         (49)

At  December  31, 2001, the Company had net trading contracts  to purchase  8.9  million bushels of grain (fair value of  $197,000)
and 200,800 tons of meal (fair value of $(1,760,000)).

The table below provides information about the Company's forward currency exchange agreements and the related trade receivables and financial instruments sensitive to foreign currency exchange rates at December 31, 2002. Information is presented in U.S. dollar equivalents and all contracts mature in 2003. The table presents the notional amounts and weighted average exchange rate. The notional amount is generally used to calculate the contractual payments to be exchanged under the contract.


                                             Contract/        Change in
(Dollars in thousands)                    Historical Cost     FairValues

Trading:
  Forward exchange agreements
   (receive $U.S./pay South African
   rands (ZAR))                               $12,051          $   (241)

Nontrading:
 Firmly committed sales contracts (ZAR)       $85,373          $ 12,525
 Accounts receivable hedged
  (denominated in ZAR)                        $12,869          $  3,339
 Firmly committed sales contracts (Euro)      $   252          $      4
 Accounts receivable hedged
  (denominated in Euro)                       $   638          $     28
 Related derivatives:
  Forward exchange agreements
   (receive $U.S./pay ZAR)                    $93,396          $(14,043)
  Forward exchange agreements
   (receive $U.S./pay Euro)                   $   892          $    (33)

Average contractual exchange rates:
 Forward exchange agreements
  (receive $U.S./pay ZAR)                       10.01
 Forward exchange agreements
  (receive $U.S./pay Euro)                       0.99

At  December 31, 2001, the Company had net agreements to exchange
$86,136,000 of contracts denominated in South African rands at an average contractual exchange rate of 10.23 ZAR to one U.S.
dollar.

The stock of the Company's investment in Fjord's is denominated in Norwegian Kroner (NOK). To hedge a portion of the risk of change in the foreign currency exchange rate on this investment, during 2001 the Company entered into a foreign currency exchange agreement whereby the Company received a fixed price of NOK 0.109 to one U.S. dollar. This hedge expired during 2002 and was not renewed.


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


Independent Auditors' Report

We have audited the accompanying consolidated balance sheets of Seaboard Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5 to the consolidated financial statements, as a result of an additional investment in a foreign affiliate during 2002, the accompanying consolidated balance sheet as of December 31, 2001 and the related consolidated statements of earnings, changes in equity, and cash flows for the year then ended have been retroactively adjusted to apply the equity method of accounting to such investment since the initial ownership interest was acquired in 2001.

                                /s/KPMG LLP

Kansas City, Missouri
February 24, 2003


                                  SEABOARD CORPORATION
                              Consolidated Balance Sheets

                                                              December 31,
(Thousands of dollars)                                     2002          2001

                        Assets

Current assets:
   Cash and cash equivalents                          $   23,242    $   22,997
   Short-term investments                                 30,337       126,795
   Receivables:
      Trade                                              150,563       156,779
      Due from foreign affiliates                         41,360        27,187
      Other                                               26,047        24,021
                                                         217,970       207,987
      Allowance for doubtful receivables                 (16,178)      (20,571)
        Net receivables                                  201,792       187,416
   Inventories                                           243,949       205,345
   Deferred income taxes                                  15,481        10,075
   Other current assets                                   42,896        36,343
        Total current assets                             557,697       588,971
Investments in and advances to foreign affiliates         83,855        68,189
Net property, plant and equipment                        621,593       556,273
Other assets                                              17,996        21,324
Total Assets                                          $1,281,141    $1,234,757

        Liabilities and Stockholders' Equity

Current liabilities:
   Notes payable to banks                             $   76,112    $   37,703
   Current maturities of long-term debt                   55,869        55,166
   Accounts payable                                       67,464        61,513
   Accrued compensation and benefits                      35,633        34,682
   Accrued financial derivative liabilities               33,630        12,811
   Income taxes payable                                   17,583        17,343
   Other accrued liabilities                              70,071        61,382
      Total current liabilities                          356,362       280,600
Long-term debt, less current maturities                  318,746       255,819
Deferred income taxes                                     71,509       129,905
Other liabilities                                         40,639        33,946
      Total non-current and deferred liabilities         430,894       419,670
Minority interest                                          7,154         6,067
Commitments and contingent liabilities
Stockholders' equity:
   Common stock of $1 par value.  Authorized
     4,000,000 shares; issued 1,255,054 and
     1,789,599 shares                                      1,255         1,790
   Shares held in treasury                                     -          (302)
                                                           1,255         1,488
   Additional capital                                          -        13,214
   Accumulated other comprehensive loss                  (67,284)      (62,873)
   Retained earnings                                     552,760       576,591
      Total stockholders' equity                         486,731       528,420
Total Liabilities and Stockholders' Equity            $1,281,141    $1,234,757

See accompanying notes to consolidated financial statements.


                                       SEABOARD CORPORATION
                               Consolidated Statements of Earnings

                                                    Years ended December 31,
(Thousands of dollars except per share amounts)    2002       2001       2000

Net sales                                     $1,829,307 $1,804,610 $1,583,696
Cost of sales and operating expenses           1,679,264  1,575,070  1,406,439
Gross income                                     150,043    229,540    177,257
Selling, general and administrative expenses     102,918    115,188    129,192
Operating income                                  47,125    114,352     48,065

Other income (expense):
   Interest expense                              (22,659)   (27,732)   (30,134)
   Interest income                                 5,887      8,500     12,580
   Other investment income, net                      757      4,823      5,686
   Loss on exchange of business                        -          -     (7,607)
   Loss from foreign affiliates                  (16,826)    (9,508)    (2,440)
   Minority interest                              (1,087)         -        785
   Foreign currency loss, net                    (17,143)    (8,776)       (89)
   Miscellaneous, net                             (5,696)     5,564      7,457
      Total other income (expense), net          (56,767)   (27,129)   (13,762)
      Earnings (loss) from continuing operations
       before income taxes                        (9,642)    87,223     34,303
Income tax benefit (expense)                      23,149    (35,234)   (25,431)
Earnings from continuing operations               13,507     51,989      8,872
Gain on disposal of discontinued operations,
 net of income taxes of $57,305                        -          -     90,037
Net earnings                                  $   13,507 $   51,989 $   98,909

Net earnings per common share:
  Net earnings per share from continuing
   operations                                 $     9.38 $    34.95 $     5.96
  Net earnings per share from discontinued
   operations                                          -          -      60.53
Net earnings per common share                 $     9.38 $    34.95 $    66.49

Dividends per common share                    $     2.50 $     1.00 $     1.00
Average number of shares outstanding           1,439,753  1,487,520  1,487,520

See accompanying notes to consolidated financial statements.






                         SEABOARD CORPORATION
             Consolidated Statements of Changes in Equity
            (Thousands of dollars except per share amounts)
                                                                   Accumulated
                                                                       Other
                                     Common  Treasury  Additional  Comprehensive   Retained
                                      Stock    Stock     Capital        Loss       Earnings    Total
Balances, January 1, 2000             $1,790  $ (302)   $13,214    $   (201)       $428,667   $443,168
 Comprehensive income
  Net earnings                                                                       98,909     98,909
  Other comprehensive income
   net of income tax expense of $61:
    Unrealized gain on investments                                       95                         95
 Comprehensive income                                                                           99,004
 Dividends on common stock                                                           (1,487)    (1,487)
Balances, December 31, 2000            1,790    (302)    13,214        (106)        526,089    540,685

 Comprehensive loss
  Net earnings                                                                       51,989     51,989
  Other comprehensive loss net
   of income tax benefit of $115:
    Foreign currency translation
     adjustment                                                     (62,433)                   (62,433)
    Unrealized loss on investments                                     (213)                      (213)
    Unrecognized pension cost                                        (1,273)                    (1,273)
    Cumulative effect of SFAS 133
     adoption related to deferred
     gains on interest rate swaps                                     1,352                      1,352
    Amortization of deferred
     gains on interest rate swaps                                      (200)                      (200)
 Comprehensive loss                                                                            (10,778)
 Dividends on common stock                                                           (1,487)    (1,487)
Balances, December 31, 2001            1,790    (302)    13,214     (62,873)        576,591    528,420

 Comprehensive income
  Net earnings                                                                       13,507     13,507
  Other comprehensive income net
   of income tax benefit of $37,557:
    Foreign currency translation
     adjustment                                                          33                         33
    Unrealized gain on investments                                      282                        282
    Unrecognized pension cost                                        (4,526)                    (4,526)
    Amortization of deferred
     gains on interest rate swaps                                      (200)                      (200)
     Comprehensive income                                                                        9,096
Repurchase of common stock and
 cancellation of treasury stock         (535)    302    (13,214)                    (33,794)   (47,241)
Dividends on common stock                                                            (3,544)    (3,544)
Balances, December 31, 2002           $1,255  $    -    $     -    $(67,284)       $552,760   $486,731

See accompanying notes to consolidated financial statements.



                      SEABOARD CORPORATION
          Condensed Consolidated Statements of Cash Flows



                                                      Years ended December 31,
   (Thousands of dollars)                            2002      2001      2000

   Cash flows from operating activities:
   Net earnings                                  $  13,507 $  51,989 $  98,909
   Adjustments to reconcile net earnings
    to cash from operating activities:
       Net gain on disposal of discontinued
        operations                                       -         -   (90,037)
       Depreciation and amortization                52,636    55,800    50,383
       Loss from foreign affiliates                 16,826     9,508     2,440
       Other investment income, net                   (757)   (4,823)   (5,686)
       Foreign currency exchange loss               15,552     7,830         -
       Deferred income taxes                       (26,244)   26,086    57,809
       Gain from recognition of deferred swap
        proceeds                                         -         -    (3,760)
       Gain from sale of fixed assets               (1,452)   (1,958)     (492)
       Loss from exchange/disposition of business        -         -     7,607
   Changes in current assets and liabilities:
        Receivables, net of allowance              (28,408)    7,085   (87,240)
        Inventories                                (50,917)   (8,831)  (31,186)
        Other current assets                        (3,292)  (21,725)   (5,587)
        Current liabilities exclusive of debt       41,693    31,202     3,491
   Other, net                                       (1,658)    7,065     2,812
Net cash from operating activities                  27,486   159,228      (537)
   Cash flows from investing activities:
   Purchase of short-term investments             (129,806) (388,786) (586,972)
   Proceeds from the sale of short-term
    investments                                    223,643   270,204   528,571
   Proceeds from the maturity of short-term
    investments                                      2,725    84,016    58,791
   Investments in and advances to foreign
    affiliates, net                                (27,674)   (5,048)  (23,310)
   Capital expenditures                           (149,879)  (54,962) (116,933)
   Acquisition of businesses (net of cash
    acquired)                                            -         -   (45,444)
   Proceeds from disposal of discontinued
    operations, net                                      -         -   356,107
   Other, net                                        9,487     7,101     4,589
Net cash from investing activities                 (71,504)  (87,475)  175,399
   Cash flows from financing activities:
   Notes payable to banks, net                      38,409   (42,777) (140,873)
   Proceeds from issuance of long-term debt        109,000         -     5,211
   Principal payments of long-term debt            (51,352)  (31,773)  (24,901)
   Purchase of common stock                        (47,241)        -         -
   Sale of minority interest in a controlled
    subsidiary                                           -     5,000         -
   Dividends paid                                   (3,544)   (1,487)   (1,487)
   Bond construction fund                              563     3,116    (4,091)
Net cash from financing activities                  45,835   (67,921) (166,141)
Effect of exchange rate change on cash              (1,572)     (595)        -
Net change in cash and cash equivalents                245     3,237     8,721
Cash and cash equivalents at beginning of year      22,997    19,760    11,039
Cash and cash equivalents at end of year         $  23,242 $  22,997 $  19,760

See accompanying notes to consolidated financial statements.



Note 1

Summary of Significant Accounting Policies

Operations of Seaboard Corporation and its Subsidiaries

Seaboard Corporation and its subsidiaries (the Company) is a diversified international agribusiness and transportation company primarily engaged domestically in pork production and processing, and cargo shipping. Overseas, the Company is primarily engaged in commodity merchandising, flour and feed milling, sugar production, and electric power generation. Seaboard Flour, LLC (the Parent Company, formerly Seaboard Flour Corporation) is the owner of 70.8% of the Company's outstanding common stock.

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

Short-term Investments

Short-term investments are retained for future use in the business and may include money market accounts, tax-exempt bonds, corporate bonds and U.S. government obligations. All short-term investments held by the Company are categorized as available-for-sale and are reported at fair value with any related unrealized gains and losses reported net of tax, as a component of accumulated other comprehensive income. When held, the cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income.

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

Deferred Grant Revenue

Included in other liabilities at December 31, 2002 and 2001 is $9,434,000 and $9,857,000, respectively, of deferred grant revenue. Deferred grant revenue represents economic development funds contributed to the Company by government entities that were limited to construction of a hog processing facility in Guymon, Oklahoma. Deferred grants are being amortized to income over the life of the assets acquired with the funds.

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

Impairment of Long-lived Assets

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" (SFAS 144). SFAS 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed of" however, it retains most of the provisions of that Statement related to the recognition and measurement of the impairment of long-lived assets to be "held and used." The Statement provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset to be disposed of other than by sale be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset as "held for sale." The adoption had no immediate impact on the Company's financial statements.

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

Earnings Per Common Share

Earnings per common share are based upon the average shares outstanding during the period. Average shares outstanding were 1,439,753 for the year ended December 31, 2002 and 1,487,520 for the years ended December 31, 2001 and 2000. Basic and diluted earnings per share are the same for all periods presented.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all demand deposits and overnight investments as cash equivalents. Included in accounts payable are outstanding checks in excess of cash balances of $23,782,000 and $19,320,000 at December 31, 2002 and 2001, respectively. The amounts paid for interest and income taxes are as follows:

                                           Years ended December 31,
(Thousands of dollars)                     2002      2001      2000

Interest (net of amounts capitalized) $   21,310    29,182    29,821
Income taxes                          $    2,856     2,557    11,805


Supplemental Noncash Transactions

During the fourth quarter of 2002, in connection with the purchase of certain hog production facilities previously leased, the Company assumed a $10,000,000 bond payable and acquired $2.2 million of related funds held in trust which will be used to repay a portion of the bonds assumed. See Note 6 for additional information.

As more fully described in Note 12, a devaluation of the Argentine peso decreased the U.S. dollar value of the assets and liabilities of the Sugar and Citrus segment during 2002 and 2001. The devaluation of the peso-denominated assets and liabilities reduced working capital for 2002 and 2001 by approximately
$17,177,000  and  $22,355,000,  and  reduced  fixed   assets   by
$35,302,000 and $47,244,000, respectively. In addition, net long-term assets were reduced by $2,107,000 during 2002 and net long-term liabilities increased by $625,000 during 2001.

As  more  fully described in Note 2, during 2001 $1.0 million  in
previously   recorded   payables  was  contributed   as   partial
consideration received for the sale of a minority interest in a power barge.

As  more fully described in Note 2, during 2000 the Company  sold its Poultry Division, acquired the assets of an existing hog production operation, a cargo terminal facility and a flour and feed milling facility, sold certain assets of its Produce Division and exchanged its controlling interest in a Bulgarian wine operation and cash for a non-controlling interest in a larger Bulgarian wine operation. The following table summarizes the noncash transactions resulting from the disposition and exchange of businesses in 2000.
                                                        Year ended
(Thousands of dollars)                              December 31, 2000

Decrease in net working capital (including current
 income tax liability)                                    $ 75,745
Increase in investments in and advances to foreign
 affiliates                                                (25,274)
Decrease in other fixed assets                               7,865
Decrease in other net assets                                   102
Decrease in net assets of discontinued operation           195,034
Increase in deferred income tax liability                    8,914
Loss on exchange/disposition of businesses                  (7,607)
Gain on disposal of discontinued operations, net of
 income taxes                                               90,037
  Net proceeds from exchange/disposition of businesses    $344,816

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

Certain   foreign  subsidiaries  use  local  currency  as   their
functional currency. Assets and liabilities of these subsidiaries are translated to U.S. dollars at year-end exchange rates, and income and expense items are translated at average rates during the year. Translation gains and losses are recorded as components of other comprehensive loss. U.S. dollar denominated net liability conversions to the local currency are recorded through income.

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

Adoption of this statement resulted in adjustments during 2001 primarily to the Company's balance sheet as derivative instruments and related agreements and deferred amounts were recorded as assets and liabilities with corresponding adjustments to other comprehensive loss or earnings. The adoption resulted in a cumulative-effect-type adjustment increasing other comprehensive income by $1,352,000, net of related income taxes, as deferred proceeds from previously terminated swap agreements were reclassified from liabilities. The adoption did not have a material impact on the Company's earnings or cash flows.

Transactions with Parent Company

At December 31, 2001, the Company had a long-term receivable balance from the Parent Company of $8,576,000. Interest on this receivable was charged at the prime rate. In the first quarter of 2002, the receivable was formalized into Promissory Notes payable upon demand, was collateralized by 100,000 shares of Company stock, and the Company advanced an additional $1,553,000 to the Parent Company and changed the interest rate to be the greater of the prime rate or 7.88% per annum. Related interest income for the years ended December 31, 2002, 2001, 2000 amounted to $634,000, $580,000, $192,000, respectively. In October 2002, the Company effectively repurchased common stock from its Parent Company and the Parent Company repaid the Promissory Note in full. See Note 12 for further discussions. As of December 31, 2002, the Company had a liability to the Parent Company of $51,000 for funds advanced to cover reimbursement of certain costs.

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

The Company will incur asset retirement obligation costs associated with the closure of the hog lagoons it is legally obligated to close. Accordingly, the Company has performed detailed assessments and obtained the appraisals to estimate the future retirement costs. On January 1, 2003 the Company will record a cumulative effect of approximately $2,195,000 as a charge to earnings ($1,339,000, net of tax), an increase in net fixed assets of $3,221,000 and a liability of $5,416,000 for this change in accounting principle. The Company currently estimates the total accretion of the liability and depreciation of fixed assets to increase cost of sales during 2003 by approximately $516,000.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN
45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 applies to guarantors only and applies only to direct and indirect guarantees with specified contract characteristics. FIN 45 increases disclosure requirements for guarantees in place as of December 31, 2002. See Note 11 for the related disclosure. Also, for guarantees issued or modified after December 31, 2002, FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The adoption of FIN 45 is not expected to have a material impact on the Company's financial position or net earnings.

In  January 2003, the FASB issued FASB Interpretation No. 46 (FIN
46), "Consolidation of Variable Interest Entities". FIN 46 applies to entities if its total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated support or if the equity investors lack certain characteristics of a controlling financial interest. If an entity is determined to meet those certain characteristics, FIN 46 requires a test to identify the primary beneficiary based on expected losses and expected returns associated with the variable interest. The primary beneficiary is then required to consolidate the entity. The consolidation requirements apply to all variable interest entities (VIEs) created after January 31, 2003. The Company must apply the consolidation requirements for VIEs that existed prior to February 1, 2003 and remain in existence as of July 1, 2003. See Note 11 for the related disclosure of existing VIEs as of December 31, 2002. As the Company has not yet determined the ultimate existence of certain VIEs as of July 1, 2003, management is not yet able to determine the impact of FIN 46 on the Company's financial position.

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

The Company completed the sale of its Poultry Division on January 3, 2000 to ConAgra, Inc. for $375 million, consisting of the assumption of approximately $16 million in indebtedness and the remainder in cash, resulting in a pre-tax gain on the sale of approximately $147.3 million ($90.0 million after estimated taxes). The sale of this division is presented as a discontinued operation.

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

Note 3

Investments

The Company's marketable debt securities are treated as available for sale securities and are stated at their fair market values, which approximate amortized cost. All available for sale securities are readily available to meet current operating needs. The following is a summary of the estimated fair value of available-for-sale securities classified as short-term investments at December 31, 2002 and 2001.

                                                      December 31,
(Thousands of dollars)                              2002       2001

Obligations of states and political subdivisions  $10,765   $ 69,158
Money market funds                                 19,572     36,077
Corporate and asset-backed securities                   -     13,839
U.S. Treasury securities and obligations of U.S.
 government agencies                                    -      5,947
Other securities                                        -      1,774
Total short-term investments                      $30,337   $126,795

Other investment income for each year is as follows:

                                                       Years ended December 31,
(Thousands of dollars)                                 2002      2001      2000

Realized gain on exchange of domestic affiliate $ - $ 18,745 $ - Loss from other-than-temporary decline in investment
 value                                                    -    (18,635)       -
Realized gain on sale of securities                     383      1,192    3,586
Other                                                   374      3,521    2,100
Other investment income, net                         $  757   $  4,823  $ 5,686

At December 31, 2000, the Company owned a non-controlling interest in a joint venture in Maine primarily engaged in the production and processing of salmon and other seafood products. This investment was accounted for under the equity method. On May 2, 2001, this joint venture completed a merger with Fjord Seafood ASA (Fjord), an integrated salmon producer and processor headquartered in Norway. The merger resulted in the Company exchanging its interest for 5,950,000 shares of common stock of
Fjord. Based on the fair market value of Fjord stock on May 2, 2001, as quoted on the Oslo Stock Exchange, the Company recognized a gain in the second quarter of 2001 of $18,745,000 ($11,434,000 after taxes) related to this transaction.

In mid-August 2001, Fjord's management announced significantly lower operating results primarily caused by sustained low market prices for salmon resulting in a decline of Fjord's stock price. On September 28, 2001, Fjord's management announced plans for a NOK 700 million private placement to raise needed capital. As a result of the events discussed above and the amount of the per share price decline, management determined the decline in value of its total investment in Fjord is other than temporary. As a result, a charge to earnings was recorded in the third quarter of 2001 for $18,635,000 ($11,367,000 after taxes). In
November 2001, Fjord completed the private placement. As part of this plan, Seaboard invested an additional $10,779,000 for 15,800,000 shares at NOK 6 per share, increasing its ownership to approximately 11%. During the third quarter of 2002, the Company increased its ownership in Fjord to approximately 21% and now accounts for this investment using the equity method of accounting. See Note 5 for further discussion.

Note 4

Inventories

A summary of inventories at the end of each year is as follows:

                                                       December 31,
(Thousands of dollars)                               2002      2001

At lower of LIFO cost or market:
 Live hogs and related materials                    $129,386  $124,212
 Dressed pork and related materials                   21,198    12,930
                                                     150,584   137,142
 LIFO allowance                                      (11,422 )  (5,231)
  Total inventories at lower of LIFO cost or market  139,162   131,911
At lower of FIFO cost or market:
 Grain, flour and feed                                80,618    42,581
 Sugar produced and in process                         9,929    15,039
 Other                                                14,240    15,814
  Total inventories at lower of FIFO cost or market  104,787    73,434
Total inventories                                   $243,949  $205,345

The use of the LIFO method decreased net earnings in 2002, 2001 and 2000 by $3,777,000 ($2.62 per common share), $2,992,000
($2.01 per common share) and $2,655,000 ($1.78 per common share), respectively. If the FIFO method had been used for certain inventories of the Pork Division, inventories would have been $11,422,000 and $5,231,000 higher than those reported at December 31, 2002 and 2001, respectively.

Note 5

Investments in and Advances to Foreign Affiliates

The Company has made investments in and advances to non-controlled foreign affiliates primarily conducting grain processing business in flour and feed milling. The location and percentage ownership of these foreign affiliates are as follows:
Angola (45%), the Democratic Republic of Congo (50%), Lesotho (50%), Kenya (35%), Mozambique (50%) and Nigeria (50%) in Africa; Ecuador (50%) in South America; and Haiti (33%) in the Caribbean. In addition, the Company has a 21% ownership interest in a fully integrated producer and processor of salmon and other seafood headquartered in Norway, and owns a 37% investment in and has made advances to a wine business in Bulgaria. These investments are accounted for by the equity method.

The Company's investments in foreign affiliates are primarily carried at the Company's equity in the underlying net assets of each subsidiary. Certain of these foreign affiliates operate under restrictions imposed by local governments which limit the Company's ability to have significant influence on their operations. These restrictions have resulted in a loss in value of these investments and advances that is other than temporary. The Company suspended the use of the equity method for these investments and recognized the impairment in value by a charge to earnings in years prior to 2000.

During the third quarter of 2002, the Company purchased for $26,908,000 an additional 66,666.667 shares of Fjord. This additional investment increased the Company's ownership to approximately 21%. Through the second quarter of 2002, this investment was accounted for as a long-term available-for-sale equity investment. As a result of the increase in ownership to over 20% in the third quarter of 2002, the Company began to account for this investment under the equity method and, as required by Accounting Principles Board Opinion No. 18, retroactively adjusted all prior period's financial statements as if the equity method of accounting had been used at the time of its initial investment in Fjord on May 2, 2001. As a result, for 2001 net earnings and total assets were reduced by $1,316,000 ($0.88 per share) and $835,000, respectively, and stockholders' equity was increased by $1,217,000. As of December 31, 2002, the aggregate market value of the Company's investment in Fjord, based on the per share price quoted on the Oslo Stock Exchange, was $32,708,000 compared to the investment's carrying value of $37,037,000.

During the third quarter of 2002, the Bulgarian wine business (the Business) negotiated an extension of principal payment due dates and a waiver of default when it was unable to make a scheduled principal payment to a bank and to achieve certain related loan covenants. In February 2003, the Business received an additional extension with revised interim payment terms through May 2003 and is currently in negotiations with the bank for additional revised terms and conditions. In the event the Business does not obtain additional revisions to the loan terms and/or waivers, or is unable to fulfill the revised interim payment terms and the bank pursues legal recourse, the impact on the Business and its financial condition is likely to impair the value of its assets, and its ability to continue to operate without pursuing bankruptcy protection. In addition, as of December 31, 2002, the Business has evaluated the recoverability of its long-lived assets based on projected future cash flows and accordingly, the Company believes there is not an other than temporary decline in value of its investment, pending the resolution of negotiations with the bank. As of December 31, 2002, the Company's investments in and advances to the Business totaled $19,667,000.

During the first quarter of 2000, the Company invested $7,500,000 for a minority interest in a flour and feed mill operation in Kenya. During the fourth quarter of 2000, the Company acquired a non-controlling interest in a Bulgarian wine operation. See Note 2 for further discussion.

The Company generally is the primary provider of choice for grains and supplies purchased by the non-controlled foreign affiliates primarily conducting grain processing. Sales of grain and supplies to these non-consolidated foreign affiliates are included in consolidated net sales for the years ended December 31, 2002, 2001 and 2000, and amounted to $124,151,000,
$113,191,000  and $106,876,000, respectively.   At  December  31,
2002, the Company had $27,151,000 of investments in and advances to, and $41,308,000 of receivables due from, these foreign affiliates.

Combined condensed financial information of the non-controlled, non-consolidated foreign affiliates for their fiscal periods ended within each of the Company's years ended, including the new acquisitions since their respective investment dates, are as follows:

Commodity Trading and Milling Segment        December 31,
(Thousands of dollars)                 2002      2001      2000

Net sales                           $296,261  280,792   230,460
Net loss                            $ (9,407) (12,447)   (8,843)
Total assets                        $160,658  150,085   163,572
Total liabilities                   $107,103   87,181    98,177
Total equity                        $ 53,555   62,904    65,395


Wine and Other                               December 31,
(Thousands of dollars)                 2002      2001      2000

Net sales                           $438,263  174,549         -
Net loss                            $(74,281) (24,792)        -
Total assets                        $708,096  617,373    93,962
Total liabilities                   $476,356  497,169    54,383
Total equity                        $231,740  120,204    39,579


Note 6

Property, Plant and Equipment

A  summary  of property, plant and equipment at the end  of  each year is as follows:
                                                  December 31,
(Thousands of dollars)                           2002      2001

Land and improvements                       $  84,879  $  82,096
Buildings and improvements                    238,638    180,896
Machinery and equipment                       502,800    468,225
Transportation equipment                      106,909    104,146
Office furniture and fixtures                  12,355     11,993
Construction in progress                       20,426     19,506
                                              966,007    866,862
Accumulated depreciation and amortization    (344,414)  (310,589)
  Net property, plant and equipment         $ 621,593  $ 556,273

During 2002, the Company purchased certain hog production facilities previously leased under a master lease agreement with Shawnee Funding, Limited Partnership for $117,535,000, consisting of $107,535,000 net cash and the assumption of a $10,000,000 bond payable. This purchase was primarily financed with the proceeds from a private placement of notes for $109.0 million, as further discussed in Note 8.

Note 7

Income Taxes

Income taxes attributable to continuing operations for the  years ended  December 31, 2002, 2001 and 2000 differ from  the  amounts computed  by applying the statutory U.S. Federal income tax  rate to earnings (loss) from continuing operations before income taxes for the following reasons:
                                                Years ended December 31,
(Thousands of dollars)                          2002      2001      2000

Computed "expected" tax expense (benefit)    $ (3,375) $ 30,988 $ 12,006
Adjustments to tax expense (benefit)
 attributable to:
  Foreign tax differences                     (19,083)   (3,175)  10,160
  Tax-exempt investment income                    (87)     (497)  (1,718)
  State income taxes, net of Federal benefit      313       582   (2,506)
  Other                                          (917)    7,336    7,489
Income tax (benefit) expense - continuing
 operations                                   (23,149)   35,234   25,431
Income tax expense - discontinued operations        -         -   57,305
  Total income tax (benefit) expense         $(23,149) $ 35,234 $ 82,736

The components of total income taxes are as follows:

                                                Years ended December 31,
(Thousands of dollars)                          2002      2001      2000

Current:
  Federal                                    $      -  $ 5,635  $(35,613)
  Foreign                                       2,989    1,357     4,131
  State and local                                 107    1,994    (1,334)
Deferred:
  Federal                                     (27,193)  27,565    57,204
  Foreign                                         573     (113)       (8)
  State and local                                 375   (1,204)    1,051
Income tax (benefit) expense-continuing
 operations                                   (23,149)  35,234    25,431
Unrealized changes in other comprehensive
 income                                       (37,557)    (115)       61
Income tax expense - discontinued operations        -        -    57,305
  Total income taxes                         $(60,706) $35,119  $ 82,797

Components of the net deferred income tax liability at the end of each year are as follows:
                                                   December 31,
(Thousands of dollars)                           2002       2001

Deferred income tax liabilities:
  Cash basis farming adjustment               $ 14,061   $ 15,287
  Deferred earnings of foreign subsidiaries     13,894     60,833
  Depreciation                                  90,738     98,584
  LIFO                                          14,582     19,360
  Other                                              -      3,799
                                               133,275    197,863
Deferred income tax assets:
  Reserves/accruals                             45,786     64,765
  Foreign losses                                     -      1,339
  Tax credit carryforwards                      13,443     19,449
  Net operating loss carryforwards              33,591      1,000
  Other                                          3,723        424
                                                96,543     86,977
Valuation allowance                             19,296      8,944
  Net deferred income tax liability           $ 56,028   $119,830

The Company had not previously recognized any tax benefits from losses generated by Tabacal for financial reporting purposes since it was not a controlled entity for tax purposes and it was not apparent that the permanent basis difference would reverse in the foreseeable future. In February 2002, the Company began a tender offer in Argentina to purchase the outstanding shares of Tabacal not owned by the Company. During the second quarter of 2002, the Company completed a series of transactions which culminated in Tabacal's conversion from a Sociedad Anonima (S.A.) to a Sociedad de Responsabilidad Limitada (S.R.L.) organizational entity. This conversion resulted in the Company recognizing a one time tax benefit of $48,944,000, of which $34,641,000 reduced the currency translation adjustment recorded as accumulated other comprehensive income. The remaining benefit of $14,303,000 was recognized as a current tax benefit in the Consolidated Statement of Earnings for 2002.

The Company believes its future taxable income will be sufficient for full realization of the deferred tax assets. The valuation allowance relates to the tax benefits from losses on investments that would be recognized as capital losses, and from net operating losses. The Company does not believe these benefits are more likely than not to be realized due to limitations imposed on the deduction of these losses. At December 31, 2002, the Company had tax credit carryforwards of approximately
$13,443,000. Approximately $1,743,000 of these carryforwards expire in varying amounts in 2003 through 2021 while the remaining balance may be carried forward indefinitely. At December 31, 2002, the Company had federal net operating loss carryforwards of approximately $93,118,000 expiring in varying amounts in 2004 and 2022.

At December 31, 2002 and 2001, no provision has been made in the accounts for Federal income taxes which would be payable if the undistributed earnings of certain foreign subsidiaries were distributed to the Company since management has determined that the earnings are permanently invested in these foreign operations. Should such accumulated earnings be distributed, the resulting Federal income taxes would amount to approximately $55,000,000.

Note 8

Notes Payable, Long-term Debt and Commitments

Notes payable amounting to $76,112,000 and $37,703,000 at December 31, 2002 and 2001, respectively, consisted of obligations due banks on demand or within one year. At December 31, 2002, these funds were outstanding under the Company's committed short-term lines totaling $45.0 million and its uncommitted lines totaling $79.5 million. The committed lines include a $5,000,000 facility denominated in South African Rand, which was completely drawn as of December 31, 2002. At December 31, 2002, the Company's borrowing capacity under these lines was also reduced by a letter of credit for $7.2 million. The weighted average interest rates on the notes payable were 3.69% and 3.02% at December 31, 2002 and 2001, respectively.

Subsequent to year-end, the Company extended for one year a $20.0 million revolving credit facility and entered into a new $75.0 million committed line for a subsidiary of the Commodity Trading and Milling segment, which is secured by certain of the Company's commodity trading inventory and accounts receivable. This new line includes financial covenants for the subsidiary which require maintenance of certain levels of working capital and net worth, and limitations on ratios of debt to net worth and liabilities to net worth. After this new line was established, short-term committed lines totaled $120.0 million and short-term uncommitted lines were reduced to $59.5 million.

As of December 31, 2002, the notes payable under the credit lines from banks were unsecured. The lines of credit do not require compensating balances. Facility fees on these agreements are not material.

In October 2002, the Company completed a private placement of $109.0 million of Senior Notes due 2009 and 2012 with a weighted average interest rate of 6.29%. The Senior Notes provide debt covenants which include an increase in the minimum consolidated tangible net worth from $250.0 to $350.0 million plus 25% of cumulative consolidated net income beginning January 1, 2002, a new restricted payment provision which limits aggregate dividends to $10.0 million plus 50% of consolidated net income less 100% of consolidated net losses beginning January 1, 2002, and a new interest charge coverage ratio of 2.0 to 1.0. The debt covenants for the existing Senior Notes were also amended to reflect these provisions. The Company used $107.3 million of the proceeds from this private placement to refinance the indebtedness related to hog production facilities previously leased under a master lease program, effectively reducing the Company's net lease payments. On December 31, 2002, the Company paid an additional $4.1 million to complete the acquisition of Shawnee Funding, Limited
Partnership, effectively acquiring all of the related hog production facilities previously leased. As part of the purchase, the Company also assumed a variable rate (1.65% at December 31, 2002) $10.0 million bond payable due 2014 and $2.2 million of related cash in a construction fund.

A  summary  of  long-term debt at the end  of  each  year  is  as follows:
                                                  December 31,
(Thousands of dollars)                           2002      2001

Private placements
 6.49% senior notes, due 2003 through 2005                   $ 60,000 $ 80,000
 7.88% senior notes, due 2003 through 2007                    125,000  125,000
 5.80% senior notes, due 2005 through 2009                     32,500        -
 6.21% senior notes, due 2009                                  38,000        -
 6.21% senior notes, due 2006 through 2012                      7,500        -
 6.92% senior notes, due 2012                                  31,000        -

Industrial Development Revenue Bonds (IDRBs), floating rates
 (1.65% at December 31, 2002) due 2014 through 2027            45,600   35,600

Promissory note, 6.87%, due 2003 through 2008                  24,654   28,424

Revolving credit facility, floating rate                            -   26,667

Foreign subsidiary obligations,
 (10.00% - 17.50%) due 2003 through 2010                        6,432   10,024

Foreign subsidiary obligation, floating rate due 2003             307    1,251

Capital lease obligations and other                             3,622    4,019

                                                              374,615  310,985

Current maturities of long-term debt                          (55,869) (55,166)

 Long-term debt, less current maturities                     $318,746 $255,819

Of the 2002 foreign subsidiary obligations, $2,601,000 is payable in Argentine pesos, $2,138,000 is denominated in Congolese francs and the remaining $2,000,000 is denominated in U.S. dollars. Of the 2001 foreign subsidiary obligations, $6,625,000 is payable in Argentine pesos, $2,613,000 is denominated in U.S. dollars and the remaining $2,037,000 is denominated in Congolese francs.

At December 31, 2002, Argentine land and sugar production facilities and equipment with a depreciated cost of $3,959,000 secured certain bond issues and foreign subsidiary debt.
Included in other current assets at December 31, 2002 and other assets at December 31, 2001 are $4,152,000 and $2,506,000 respectively, of unexpended bond proceeds held in trust that are invested in accordance with the bond issuance agreements. During 2003, the Company expects to use certain construction funds to redeem portions of the related IDRBs. As a result, a portion of the construction fund balance was classified as a current asset as of December 31, 2002 and $1,790,000 of related debt was included in current maturities of long-term debt.

The terms of the note agreements pursuant to which the senior notes, industrial development revenue bonds (IDRBs), promissory note and revolving credit facilities were issued require, among other terms, the maintenance of certain ratios and minimum net worth, the most restrictive of which requires the ratio of consolidated funded debt to consolidated shareholders' equity, as defined, not to exceed .90 to 1; an interest charge coverage ratio of 2.0 to 1.0; requires the maintenance of consolidated tangible net worth, as defined, of not less than $350,000,000 plus 25% of cumulative consolidated net income beginning January 1, 2002; limits aggregate dividend payments to $10.0 million plus 50% of consolidated net income less 100% of consolidated net losses beginning January 1, 2002; and limits the Company's ability to sell assets under certain circumstances. The Company is in compliance with all restrictive debt covenants relating to these agreements as of December 31, 2002.

Annual  maturities of long-term debt at December 31, 2002 are  as
follows:   $55,869,000 in 2003, $49,892,000 in 2004,  $56,672,000
in   2005,   $38,116,000  in  2006,  $38,001,000  in   2007   and
$136,065,000 thereafter.

Note 9

Derivatives and Fair Value of Financial Instruments

Financial instruments consisting of cash and cash equivalents, net receivables, notes payable, and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of the instruments.

The cost and fair values of the Company's investments and long-term debt at December 31, 2002 and 2001 are presented below.

December 31                                2002                 2001
(Thousands of dollars)              Cost    Fair Value    Cost   Fair Value

Short-term investments           $ 30,337   $ 30,337   $127,064   $126,795
Long-term debt                    374,615    386,732    310,985    319,822

The fair value of the Company's short-term investments is based on quoted market prices at the reporting date for these or similar investments. The fair value of long-term debt is determined by comparing interest rates for debt with similar terms and maturities.

Interest Rate Exchange Agreements

The Company, from time-to-time, enters into interest rate exchange agreements which involve the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to mitigate the effects of fluctuations in interest rates on variable rate debt and certain leases. At December 31, 2002 and 2001, deferred gains on prior year's terminated interest rate exchange agreements (net of tax) totaled $952,000 and $1,152,000, respectively, relating to swaps that hedged variable rate debt. This amount is included in accumulated other comprehensive loss on the Consolidated Balance Sheet. For the years ended December 31, 2002, 2001 and 2000, interest rate exchange agreements accounted for as hedges, including any amortization of terminated proceeds, decreased interest expense by $329,000, $326,000 and $561,000, respectively.

At December 31, 2002 and 2001 the Company had five, ten-year interest rate exchange agreements outstanding that are not paired with specific variable rate contracts, whereby the Company pays a stated fixed rate and receives a variable rate of interest on a total notional amount of $150,000,000. While the Company has certain variable rate debt and operating lease payments with variable interest rate components, the Company's interest rate exchange agreements do not qualify as hedges for accounting purposes. At December 31, 2002, the fair values of those contracts totaled $(18,019,000). At December 31, 2001, the fair value of those contracts in gain positions totaled $2,251,000, and a contract in a loss position had a fair value of $(210,000). The contract values are included in other current assets and accrued financial derivative liabilities on the Consolidated Balance Sheets. For the year ended December 31, 2002 and 2001, the net (loss) or gain for interest rate exchange agreements not accounted for as hedges was $(25,030,000) and $2,808,000, respectively, and was included in miscellaneous, net in the Consolidated Statements of Operations. The loss for 2002 includes net payments of $4,970,000 resulting from the difference between the fixed rate paid and variable rate received on these contracts.

Upon completion of the Poultry Division sale in January 2000, as discussed in Note 2, unamortized proceeds from prior termination of interest rate agreements of $582,000 associated with debt of the Company's discontinued poultry operations were recognized as a component of the gain on the disposal in the first quarter of 2000. During 2000, the Company repaid approximately $165,774,000 in notes payable, IDRBs and other debt primarily with proceeds from the Poultry Division sale. As a result of these repayments, approximately $3,760,000 in unamortized proceeds from prior terminations of interest rate agreements related to these notes was recognized as miscellaneous income.

Commodity Instruments

The Company uses corn, wheat, soybeans and soybean meal futures and options to manage its exposure to price fluctuations for raw materials, finished product sales and firm sales commitments. However, due to the extensive record-keeping required to account for any remaining commodity transactions as hedges under SFAS 133, the Company marks to market its commodity futures and options primarily as a component of cost of sales. The Company continues to believe its commodity futures and options are economic hedges and not speculative transactions although they do not qualify as hedges under accounting rules. Since the Company does not account for these derivatives as hedges, fluctuations in the related commodity prices could have a material impact on earnings in any given year.

At December 31, 2002 and 2001, the Company had open net contracts to purchase 410,000 and 443,000 metric tons of grain with fair values of $(1,617,000) and $(1,563,000) respectively, included with other accrued financial derivative liabilities on the
Consolidated Balance Sheets. For the year ended December 31, 2002, the Company realized a net gain of $5,304,000 related to commodity contracts, primarily included in cost of sales on the Consolidated Statements of Operations. For the years ended December 31, 2001 and 2000, losses on commodity contracts were $2,681,000 and $1,315,000, respectively.

Foreign currency exchange agreements

The Company also enters into foreign currency exchange agreements to manage the foreign currency exchange rate risk with respect to certain transactions denominated in foreign currencies. Gains and losses on foreign currency exchange agreements are designated as fair value hedges and recognized in operating income along with the related contract.

At December 31, 2002 and 2001, the Company had hedged South African Rand (ZAR) denominated firm sales contracts totaling $85,373,000 and $66,008,000 with changes in fair values of
$12,525,000     and     $(11,443,000),     respectively.       At
December 31, 2002 and 2001, the Company had related hedged ZAR denominated trade receivables with historical values of $12,869,000 and $11,164,000, respectively, with changes in fair value of $3,339,000 and $(2,699,000). To hedge the change in value of these firm contracts and trade receivables, the Company entered into agreements to exchange $93,396,000 and $77,172,000 of contracts denominated in ZAR, with derivative fair values of $(14,043,000) and $14,201,000, respectively. During 2001, the
Company also had hedged ZAR denominated firm purchase contracts at December 31, 2001 totaling $1,749,000 with a change in fair value of $260,000. Hedging the change in value of this agreement, the Company entered into agreements to exchange $1,749,000 for ZAR with derivative fair values of $(260,000) at December 31, 2001. These agreements were treated as fair value hedges and were included in other current assets or accrued financial derivative liabilities on the Consolidated Balance Sheets. The net gains and losses on the exchange agreements were not material for the years ended December 31, 2002, 2001 and 2000.

At December 31, 2002, the Company had hedged Euro denominated sales contracts totaling $252,000 with a change in fair value of $4,000 and related Euro denominated accounts receivable with a historical value of $638,000 and a change in fair value of $28,000. To hedge the change in values of the firm contracts and receivables, the Company entered into agreements to exchange $892,000 of contracts denominated in Euros with a total derivative fair value of $(33,000).

Additionally, at December 31, 2002 and 2001, the Company had trading foreign exchange contracts (receive $U.S./pay ZAR) for notional amounts of $12,051,000 and $10,773,000, respectively, with fair values of $(241,000) and $1,406,000. As of December 31, 2001, the Company also had trading foreign exchange contracts (receive ZAR/ pay $U.S.) for a notional amount of $60,000 with a fair value of $(10,000).

The stock of the Company's equity investment in Fjord's common stock is denominated in Norwegian Kroner (NOK). To hedge the risk of change in the foreign currency exchange rate on this investment, during 2001 the Company entered into a foreign currency exchange agreement whereby the Company received a fixed price at a future date for approximately NOK 95,000,000. The fair value of this agreement at December 31, 2001 was $(186,000), included in other accrued financial derivative liabilities on the Consolidated Balance Sheets. This hedge expired during 2002 and was not renewed. For the year ended December 31, 2002 and 2001, the loss related to this hedge was not material.

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

The changes in the plans' benefit obligations and fair value of assets for the years ended December 31, 2002 and 2001, and a statement of the funded status as of December 31, 2002 and 2001 are as follows:
                                                   December 31,
(Thousands of dollars)                            2002     2001

Reconciliation of benefit obligation:
 Benefit obligation at beginning of year       $ 41,126  $35,817
 Service cost                                     2,242    1,886
 Interest cost                                    2,978    2,751
 Actuarial losses                                 4,466    3,071
 Benefits paid                                   (1,645)  (2,399)
 Benefit obligation at end of year               49,167   41,126
Reconciliation of fair value of plan assets:
 Fair value of plan assets at beginning of year  25,661   27,389
 Actual return on plan assets                    (2,391)  (1,342)
 Employer contributions                           2,362    2,013
 Benefits paid                                   (1,645)  (2,399)
 Fair value of plan assets at end of year        23,987   25,661
Funded status                                   (25,180) (15,465)
Unrecognized transition obligation                  407      512
Unamortized prior service cost                     (802)    (939)
Unrecognized net actuarial losses                15,396    6,594
 Accrued benefit cost                          $(10,179) $(9,298)

Amounts  recognized  in the Consolidated  Balance  Sheets  as  of
December 31, 2002 and 2001 consist of:
                                                   December 31,
(Thousands of dollars)                            2002      2001

Accrued benefit liability                      $(19,610) $(11,386)
Accumulated other comprehensive loss              9,431     2,088
 Accrued benefit cost                          $(10,179) $(9,298)

Assumptions used in determining pension information were:

                                                      Years ended December 31,
                                                     2002        2001      2000
Weighted-average assumptions
 Discount rate                                      6.75%       7.25%     7.75%
 Expected return on plan assets                     8.45%       8.75%     8.75%
 Long-term rate of increase in compensation
  levels                                         4.00-5.00%  4.00-5.00%   4.50%

The Company has recognized the full amount of its actuarially determined pension liability. The unrecognized pension cost has been recorded as a charge to accumulated other comprehensive loss, net of related tax.

As of December 31, 2002, the projected benefit obligation and accumulated benefit obligation for unfunded pension plans were $8,918,000 and $6,618,000, respectively. As of
December 31, 2001, the projected benefit obligation and accumulated benefit obligation for unfunded pension plans were $6,780,000 and $5,184,000, respectively.

The net periodic benefit cost of these plans was as follows:

                                            Years ended December 31,
(Thousands of dollars)                      2002      2001      2000

Components of net periodic benefit cost:
 Service cost                            $ 2,242   $ 1,886   $ 1,802
 Interest cost                             2,978     2,751     2,498
 Expected return on plan assets           (2,209)   (2,404)   (2,417)
 Amortization and other                      232        21      (136)
 Net periodic benefit cost               $ 3,243   $ 2,254   $ 1,747

The Company also has certain individual, non-qualified, unfunded supplemental retirement agreements for certain executive employees. Pension expense for these plans was $726,000, $936,000 and $933,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Included in other liabilities at December 31, 2002 and 2001 is $9,975,000 and $9,915,000,
respectively, representing the accrued benefit obligation for these plans. As of December 31, 2002, an unrecognized pension cost related to this plan of $76,000 was included in accumulated other comprehensive loss, net of related tax.

The Company maintains a defined contribution plan covering most of its domestic salaried and clerical employees. The Company contributes to the plan an amount equal to 100% of employee contributions up to a maximum of 3% of employee compensation. Employee vesting is based upon years of service with 20% vested after one year of service and an additional 20% vesting with each additional complete year of service. Contribution expense was $1,428,000, $1,301,000 and $1,241,000 for the years ended
December 31, 2002, 2001 and 2000, respectively.

Note 11

Commitments and Contingencies

In early January 2003, a bill (the Bill) was introduced in the United States Senate which includes a provision to prohibit meat packers, such as the Company, from owning or controlling livestock intended for slaughter. The Bill also contains a transition rule applicable to packers of pork providing for an effective date which is 18 months after enactment. Similar language was passed by the U.S. Senate in 2002 as part of the Senate's version of the Farm Bill. The U.S. House of Representatives also passed a Farm Bill in 2002, but that Farm Bill did not include the prohibition on packers owning or controlling livestock and it was eventually dropped in conference committee and was not part of the final Farm Bill.

If the Bill containing the proposed language becomes law, it could have a material adverse effect on the Company, its operations and its strategy of vertical integration in the pork business. Currently, the Company owns and operates production facilities and owns swine and produces approximately three million hogs per year with construction in progress for an additional quarter million hogs per year. If passed in its current form, the Bill would prohibit the Company from owning or controlling hogs, and thus would require the Company to divest these operations, possibly at prices which are below the carrying value of such assets on the Company's balance sheet, or otherwise restructure its ownership and operation. At December 31, 2002, the Company has $368,908,000 in hog production facilities classified as net fixed assets on the Consolidated Balance Sheet and approximately $60,960,000 in hog production facilities under master lease agreements accounted for as operating leases. In addition, the Company has $129,386,000 invested in live hogs and related materials classified as inventory on the Consolidated Balance Sheet.

The Bill could also be construed as prohibiting or restricting the Company from engaging in various contractual arrangements with third party hog producers, such as traditional contract finishing arrangements. Accordingly, the Company's ability to contract for the supply of hogs to its processing facility could be significantly, negatively impacted. At December 31, 2002, the Company has $70,989,000 in commitments through 2017 for various grow finishing agreements.

The Company, along with industry groups and other similarly situated companies are vigorously lobbying against enactment of any such legislation. The ultimate outcome of this matter is not presently determinable.

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

The Company has reached an agreement to settle litigation brought by the Sierra Club, subject to court approval. Under the terms of the settlement, the Company will pay $225,000 and potentially make an additional payment of $25,000 pending results of further court proceedings with respect to certain additional properties.

The Company is subject to regulatory actions and an investigation by the United States Environmental Protection Agency and the State of Oklahoma. In the opinion of Management, the above action and investigation are not expected to result in a material adverse effect on the consolidated financial statements of the Company.

The Company was a plaintiff in a lawsuit against several manufacturers of vitamins and feed additives which have pleaded guilty in the context of criminal proceedings to price fixing. The manufacturers admitted to the price fixing in the criminal context, and were liable for the overcharges made. During 2002, the Company recorded as miscellaneous income $18,315,000, representing the total amount received as final settlement from the manufacturers.

The Company is subject to various other legal proceedings related to the normal conduct of its business, including various environmental related actions. In the opinion of management, none of these actions is expected to result in a judgment having a materially adverse effect on the consolidated financial statements of the Company.

Contingent Obligations

Certain of the Company's nonconsolidated affiliates and third party contractors who perform services for the Company have bank debt supporting their underlying operations. From time to time, the Company will provide guarantees of that debt allowing a lower borrowing rate or facilitating third party financing in order to further the Company's business objectives. The Company does not issue guarantees for compensation. The following table sets forth the terms of guarantees of third party and nonconsolidated affiliate bank indebtedness outstanding at December 31, 2002.

Guarantee beneficiary                       Maximum exposure   Maturity

Foreign  affiliate grain processor - Kenya   $  1,300,000        2003
Various hog contract growers                 $    792,000        2003

The Company's guarantees of the various hog contract growers renew annually through 2013 and 2014 until the related debt matures.

As of December 31, 2002, the Company had outstanding $13,654,000 of letters of credit (LCs) with various banks facilitating operations of consolidated subsidiaries. Of these LCs, $7,200,000 also reduced available borrowing capacity under the Company's committed credit lines as discussed in Note 8.

The Company's Sugar and Citrus segment has agreed to commercialize certain sugar product for a third party under a contract expiring in 2008. In the event the Company does not perform under the contract, it would be responsible to make payments to the third party of a maximum of $1,000,000 for 2003, decreasing annually to $200,000 through 2008.

During January 2003, Company facilitated bank borrowing by its Bulgarian wine affiliate through the issuance of a standby LC denominated in euros. Under the terms of the LC, the Company would indemnify the bank for up to EU 1,431,000 (approximately $1.4 million) in the event of a default by the affiliate. This affiliate has pledged inventory with a value of approximately $3.9 million as collateral for the guarantee. This LC matures in 2004.

Commitments

The Company has committed to make approximately $5,000,000 of additional capital expenditures at one of its African grain processing businesses in exchange for certain local tax incentives. In addition, the Company has agreed to provide a $5,000,000 line of credit and $2,500,000 term loan to an affiliate in Kenya, of which as of December 31, 2002, $1,300,000 has been drawn in the form of a guarantee, as shown above, and $1,493,000 was outstanding from grain sales to this affiliate.

As of December 31, 2002 the Company had various noncancelable purchase commitments as described in the table below.

Purchase commitments               Years ended December 31,
(Thousands of dollars)       2003    2004    2005    2006    2007

Fuel  purchase contract    $30,736 $     - $     - $     - $     -
Equipment  purchases         1,683       -       -       -       -
Vessel purchases             3,946       -       -       -       -
Other  Purchase Contracts    1,090       -       -       -       -
Hog  procurement contracts   1,069     288     288     288     288
Total  firm  commitments   $38,524 $   288 $   288 $   288 $   288

The power segment has entered into a contract for the supply of substantially all fuel required for 2003 at market-based prices. The fuel commitment shown above reflects the average price per barrel at December 31, 2002. The Company has exercised purchase options for previously leased cargo containers, equipment and two vessels for its marine segment. The pork segment purchases certain third-party hogs under long-term purchase contracts. The commitment amount reflects current payment levels as of December 31, 2002.

The Company leases various ships, facilities and equipment under noncancelable operating lease agreements. In addition, the Company is a party to a master lease program and contract production agreements (the "Facility Agreements") with limited liability companies which own certain of the facilities used in connection with the Company's vertically integrated hog production. These arrangements are currently accounted for as operating leases. Under the Facility Agreements, property is generally added for a three-year, noncancelable term with periodic renewals thereafter. These hog production facilities produce approximately 20% of the Company owned hogs processed at the plant. At December 31, 2002, the total amount of unamortized costs representing fixed asset values under these Facility Agreements was approximately $60,960,000. The $58,277,000 of underlying bank debt expires in 2006 and 2007. Under the Facility Agreements, the Company has certain rights to acquire any or all of the properties at the conclusion of their respective terms at a price which is expected to reflect estimated fair market value of the property. In the event the Company does not acquire any property which it has ceased to renew, the Company has a limited obligation under the Facility Agreements for any deficiency between the amortized cost of the property and the price for which it is sold, up to a maximum of 80% to 87% of amortized cost. These facilities are owned by companies considered to be variable interest entities (VIEs) in accordance with FIN 46, for which the Company is deemed to be the primary beneficiary. Accordingly, the Company will be required to consolidate these entities in the third quarter of 2003 unless changes in the equity structure of the VIEs occur prior to June 30, 2003. The Company is evaluating various options for these facilities, including purchasing certain assets from one limited liability company ($25.6 million) and/or assigning its purchase option for all of the properties to a third party with which the Company may enter into production arrangements.

Rental expense for operating leases, including payments made under the Facility Agreements, amounted to $71,124,000, $64,484,000 and $62,308,000 in 2002, 2001 and 2000, respectively.
Minimum lease commitments under noncancelable leases and Facility Agreements with initial terms greater than one year at December 31, 2002 were $25,876,000 for 2003, $14,834,000 for 2004,
$11,983,000 for 2005, $10,810,000 for 2006, $9,816,000 for  2007
and  $48,620,000  thereafter.  These  lease  commitments  include amounts to be paid to contract growers based on current performance levels. It is expected that, in the ordinary course of business, leases will be renewed or replaced. Assuming the Company renews the Facility Agreements each year until the end of the final term, as of December 31, 2002, optional renewal payments, including interest based on current interest rates, for periodic renewals under the Facility Agreements would be $4,993,000 for 2003, $9,763,000 for 2004, $11,462,000 for 2005,
$11,449,000   for  2006  $11,436,000  for  2007  and  $84,719,000
thereafter.

Note 12

Stockholders' Equity and Accumulated Other Comprehensive Loss

In October 2002, the Company consummated a transaction with the Parent Company, pursuant to which the Company effectively repurchased 232,414.85 shares of its common stock owned by the Parent Company for $203.26 per share. Of the total consideration of $47,241,000, the Parent Company was required under the terms of the transaction immediately to pay $11,260,000 to the Company to repay in full all indebtedness owed by the Parent Company to the Company, and to use the balance of the consideration to pay bank indebtedness of the Parent Company and transaction expenses.

The transaction was approved by the Company's Board of Directors after receiving the recommendation in favor of the transaction by a special committee of independent directors. The special committee was advised by independent legal counsel and an independent investment banking firm. As a result of the transaction, the Parent Company's ownership interest in the Company dropped from approximately 75 percent to approximately 71 percent.

As a part of the transaction, the Parent Company also transferred to the Company rights to receive possible future cash payments from a subsidiary of the Parent Company, based primarily on the future sale of real estate owned by that subsidiary. To the extent the Company receives cash payments in the future as a result of those transferred rights, the Company will issue to the Parent Company, at the ten day rolling average closing price, determined as of the twentieth day prior to the issue date, new shares of common stock. The maximum number of shares of the Company's common stock which may be issued to the Parent Company under this transaction is capped and cannot exceed the number of shares which were originally purchased from the Parent Company.

During  the fourth quarter of 2002, the Company cancelled 534,547
shares   of  common  stock  held  in  treasury  including  shares
previously held by the Parent Company.

The components of accumulated other comprehensive loss, net of related taxes, are summarized as follows:

                                                      Years ended December 31,
(Thousands of dollars)                                  2002      2001   2000

  Cumulative foreign currency translation adjustment $(62,555) $(62,588) $(155)
  Unrealized gain (loss) on investments                   118      (164)    49
  Unrecognized pension cost                            (5,799)   (1,273)     -
  Deferred gain on interest rate swaps                    952     1,152      -
     Accumulated other comprehensive loss            $(67,284) $(62,873) $(106)

Beginning in December, 2001, the Argentine government placed restrictions on the exchange of currency in that country. On January 6, 2002, the government of Argentina officially ended the one peso to one U.S. dollar parity. On January 11, 2002, the currencies began market trading resulting in an immediate devaluation of over 40% and continued devaluation through the first half of 2002, for a cumulative devaluation of approximately 73%. As the result of this devaluation, stockholders' equity has been reduced by $50,372,000 and $68,974,000 for the years ended December 31, 2002 and 2001, respectively. These reductions were recorded as charges against earnings of $12,540,000 and $7,830,000 for each respective year relating to net dollar denominated debt of the Company's Argentine subsidiary, and currency translation adjustments of $37,832,000 and $61,144,000 as other comprehensive losses for the peso denominated net assets as of December 31, 2002 and 2001, respectively. At December 31, 2002, the Company has $48,306,000 in net assets denominated in Argentine pesos and $9,671,000 in net liabilities denominated in U.S. dollars in Argentina. Through the first quarter of 2002, no tax benefit was provided related to this reduction of shareholders' equity. In the second quarter of 2002, as described in Note 7, the Company recorded a deferred tax benefit of $34,641,000 relating to the currency translation adjustment component of accumulated other comprehensive loss and a one-time current benefit of $14,303,000 through the Consolidated Statements of Earnings.

With the exception of the provision related to the foreign currency translation losses discussed above, which are taxed at a 35% rate, income taxes for components of accumulated other comprehensive loss were recorded using a 39% effective tax rate.

Note 13

Segment Information

Seaboard Corporation had five reportable segments through December 31, 2002: Pork, Commodity Trading and Milling, Marine, Sugar and Citrus, and Power, each offering a specific product or service. The Pork segment sells fresh and value-added pork products mainly to further processors and foodservice companies both domestically and overseas. The Commodity Trading and Milling segment sources bulk and bag commodities primarily overseas, including sales of such products to its non-consolidated foreign affiliates, and operates foreign flour and feed mills. The Marine segment, primarily based out of the Port of Miami, offers containerized cargo shipping services throughout Latin America and the Caribbean. The Sugar and Citrus segment produces and processes sugar and citrus in Argentina primarily to be marketed locally. The Power segment generates electric power from two floating generating facilities located in the Dominican Republic. As discussed in Note 2, in December 2000 the Company exchanged its controlling interest in its Wine segment and a cash investment for a non-controlling interest in a larger wine operation accounted for using the equity method. As a result, the Company's segment disclosures reflect operating results for the Wine segment through 2000. Revenues from all other segments are primarily derived from the produce and domestic trucking transportation operations. Each of the five main segments is separately managed and each was started or acquired independent of the other segments.

As the Sugar and Citrus segment operates solely in Argentina with primarily local sales and operating expenses, the functional currency is the Argentine peso. As more fully described in Note 12, the Company recorded the effects of the devaluation of the Argentine peso in 2002 and 2001. As a result, during 2002 and 2001, peso-denominated assets devalued approximately $63,493,000 and $80,229,000, respectively.

As a result of recurring losses in a shrimp business operated as a subsidiary of a foreign affiliate in Ecuador, at December 31, 2001, the Company evaluated the carrying value of its investment in the affiliate. Based on its evaluation in the fourth quarter of 2001, the Company recognized a charge of $1,023,000 for the other than temporary decline in value in its investment in a foreign affiliate as a charge to losses from foreign affiliates related to the shrimp business in the Commodity Trading and Milling segment.

The Company has been considering various strategic alternatives for the Produce Division. During the fourth quarter of 2001, the Company ceased shrimp, pickle and pepper farming operations in Honduras. As a result, the Company incurred a charge to earnings for $1,300,000 primarily related to employee severance at these locations for the year ended December 31, 2001. In February 2003, the Company signed a letter of intent with a local Honduran shrimp farmer for the sale of shrimp farming and shrimp processing assets for $3,900,000. As a substantial portion of the sale price is expected to be in the form of a long-term note receivable from the buyer, the Company will use the cost recovery method of accounting and no gain will be recognized by the Company until the actual cash is collected. In addition, as of December 31, 2002, management evaluated the long-lived asset values of the pickle and pepper farming operations. Certain of these assets are currently being leased to local farmers. Based on this evaluation, an impairment charge of $319,000 was recorded to operating income. An additional impairment charge could be incurred depending on the final decision regarding the alternatives if the remaining carrying value of $1,246,000 for these farming assets is not fully recoverable.

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


Sales to External Customers:
                                           Years ended December 31,
(Thousands of dollars)                   2002        2001       2000

Pork                                $  645,820  $  772,447  $  724,708
Commodity Trading and Milling          652,120     476,207     358,999
Marine                                 383,419     384,906     364,915
Sugar and Citrus                        57,700      77,662      60,061
Power                                   63,106      63,572      35,846
Wine                                         -           -       6,825
All other                               27,142      29,816      32,342
 Segment/Consolidated Totals        $1,829,307  $1,804,610  $1,583,696


Operating Income:
                                           Years ended December 31,
(Thousands of dollars)                   2002        2001       2000

Pork                                $  (13,876) $   68,717  $   63,350
Commodity Trading and Milling           18,430      13,223      (3,518)
Marine                                  16,599      24,001      14,450
Sugar and Citrus                        16,294       6,614      (7,587)
Power                                   14,258      14,576       6,007
Wine                                         -           -      (9,171)
All other                                 (784)     (8,786)    (11,539)
 Segment Totals                         50,921     118,345      51,992
Corporate                               (3,796)     (3,993)     (3,927)
 Consolidated Totals                $   47,125   $ 114,352  $   48,065


Loss from Foreign Affiliates:
                                           Years ended December 31,
(Thousands of dollars)                   2002        2001       2000

Commodity Trading and Milling       $   (3,813)  $  (4,506) $   (2,440)
Wine                                    (2,855)     (3,686)          -
All Other                              (10,158)     (1,316)          -
 Segment/Consolidated Totals        $  (16,826)  $  (9,508) $   (2,440)


Depreciation and Amortization:
                                           Years ended December 31,
(Thousands of dollars)                   2002        2001       2000

Pork                                $   24,069   $  22,083  $   21,378
Commodity Trading and Milling            3,148       2,975       3,266
Marine                                  14,276      13,763      12,181
Sugar and Citrus                         3,857       9,338       7,557
Power                                    5,220       5,153       2,310
Wine                                         -           -         934
All other                                1,322       1,599       1,917
 Segment Totals                         51,892      54,911      49,543
Corporate                                  744         889         840
 Consolidated Totals                $   52,636   $  55,800   $  50,383


Capital Expenditures:
                                           Years ended December 31,
(Thousands of dollars)                   2002        2001       2000

Pork                                $  135,145   $  20,686   $  26,356
Commodity Trading and Milling            1,122       2,034       1,895
Marine                                   9,710      20,879      17,097
Sugar and Citrus                         2,545      10,252      14,380
Power                                      814         422      52,098
Wine                                         -           -       2,703
All other                                  128         398       2,068
 Segment Totals                        149,464      54,671     116,597
Corporate                                  415         291         336
 Consolidated Totals                $  149,879   $  54,962   $ 116,933


Total Assets:
                                             Years ended December 31,
(Thousands of dollars)                           2002       2001

Pork                                        $  627,937  $  508,642
Commodity Trading and Milling                  239,187     172,684
Marine                                         117,366     131,334
Sugar and Citrus                                69,515     115,402
Power                                           73,872      77,102
All other                                       15,971      20,276
 Segment Totals                              1,143,848   1,025,440
Corporate                                      137,293     209,317
 Consolidated Totals                        $1,281,141  $1,234,757

Administrative services provided by the corporate office are primarily allocated to the individual segments based on the size and nature of their operations. Corporate assets include short-term investments, certain investments in and advances to foreign affiliates, fixed assets, deferred tax amounts and other miscellaneous items. Corporate operating losses represent certain operating costs not specifically allocated to individual segments.

Geographic Information

The Company had sales in South Africa totaling $242,415,000 and $155,921,000 for the years ended December 31, 2002 and 2001, respectively, representing approximately 13% and 9% of total sales for each respective year. No other individual foreign country accounts for 10% or more of sales to external customers. The following table provides a geographic summary of the Company's net sales based on the location of product delivery.

                                          Years ended December 31,
(Thousands of dollars)                     2002       2001      2000

United States                         $  636,091 $  747,877 $  725,327
Caribbean, Central and South America     541,332    548,386    434,353
Africa                                   478,273    348,217    260,706
Pacific Basin and Far East                94,550    106,504    104,919
Canada/Mexico                             56,575     41,638     31,643
Eastern Mediterranean                     14,435      6,861     18,013
Europe                                     8,051      5,127      8,735
 Totals                               $1,829,307 $1,804,610 $1,583,696

The   following  table  provides  a  geographic  summary  of  the
Company's long-lived assets according to their physical location and primary port for Company owned vessels:

                                                   December 31,
(Thousands of dollars)                           2002       2001

United States                                 $521,693   $408,889
Argentina                                       30,385     67,497
All other                                       69,515     79,887
 Totals                                       $621,593   $556,273

 At  December  31,  2002 and 2001, the Company  had  approximately
$113,331,000   and   $113,855,000,   respectively,   of   foreign
receivables, excluding receivables due from foreign affiliates, which represent more of a collection risk than the Company's domestic receivables. The Company believes its allowance for doubtful receivables is adequate.