Form 10-K, Exhibit 13
period 2003-12-31
SEABOARD CORP /DE/
filed 2004-02-27
CIK 88121

Exhibit 13


                    SEABOARD CORPORATION
                     2003 Annual Report



 Description of Business

 Seaboard Corporation is a diversified international agribusiness and transportation company primarily engaged domestically in pork production and processing, and cargo shipping. Overseas, Seaboard is primarily engaged in commodity merchandising, flour and feed milling, sugar production, and electric power generation.

 Table of Contents

    Letter to Stockholders                                2
    Division Summaries                                    4
    Principal Locations                                   6
    Summary of Selected Financial Data                    7
    Quarterly Financial Data (unaudited)                  8
    Management's Discussion & Analysis                    9
    Responsibility for Financial Statements              24
    Independent Auditors' Report                         24
    Consolidated Balance Sheets                          25
    Consolidated Statements of Earnings                  26
    Consolidated Statements of Changes in Equity         27
    Consolidated Statements of Cash Flows                28
    Notes to Consolidated Financial Statements           29
    Stockholder Information                              53

 This report, including information included or incorporated by reference in this report, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Seaboard Corporation and its subsidiaries (Seaboard). Forward-looking statements generally may be identified as: statements that are not historical in nature; and statements preceded by, followed by or that include the words "believes," "expects," "may," "will," "should," "could," "anticipates," "estimates," "intends," or similar expressions. In more specific terms, forward-looking statements, include, without limitation: statements concerning projection of revenues, income or loss, capital expenditures, capital structure or other financial items; statements regarding the plans and objectives of management for future operations; statements of future economic performance; statements regarding the intent, belief or current expectations of Seaboard and its management with respect to: (i) the cost and timing of the completion of new or expanded facilities, (ii) Seaboard's ability to obtain adequate financing and liquidity, (iii) the price of feed stocks and other materials used by Seaboard, (iv) the sale price for pork products from such operations, (v) the price for other products and services, (vi) the charter hire rates and fuel prices for vessels, (vii) the demand for power, related spot market prices and collectibility of receivables in the Dominican Republic, (viii) the effect of the devaluation of the Argentine and Dominican Republic pesos,
 (ix) the potential effect of the proposed meat packer ban legislation on the Pork Division, (x) the effect of the Venezuelan economy on the Marine Division, (xi) the potential effect of Seaboard's investment in a wine business on the consolidated financial statements, (xii) the potential impact of various environmental actions pending or threatened against Seaboard, or (xiii) other trends affecting Seaboard's financial condition or results of operations, and statements of the assumptions underlying or relating to any of the foregoing statements.

 Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. Actual results may differ materially from those contemplated by the forward-looking statements due to a variety of factors. The information contained in this report, including without limitation the information under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Letter to Stockholders", identifies important factors which could cause such differences.

                SEABOARD CORPORATION
               Letter to Stockholders


A strong fourth quarter resulted in record sales  and  one
of   the   highest  levels  of  operating  income  in  our
company's history.  I am  particularly  encouraged  by the
rebound in our pork business  and  the  continued  success
of  our  overseas  businesses. We continue  our efforts to
streamline  each  of   our  businesses.  We   are   taking
advantage  of  technological  advances   enabling  us   to
better  control costs,  track   products,  and   benchmark
our businesses against each other and competing companies.

Our  pork  business was able to capitalize on higher  pork
prices, which helped this business return to profitability
and  maintain margins in the face of relatively high  pork
supply.   During  the  year  we continued  to  expand  our
further-processing business. Seaboard Farms produces an increasing variety of seasoned and marinated products.
These products are sold under our Prairie Fresh brand as well as private labels.

An  exciting  new  development  for  our  company  is  the
announcement we made in February 2004 that we had  entered
into  an agreement to market 100% of the pork products  to
be   produced   by  Triumph  Foods.   Triumph   Foods   is
constructing a state-of-the-art vertically integrated pork
processing   facility  in  St.  Joseph,  Missouri.    This
facility  will  be  based on the design for  our  proposed
Texas  plant and will have approximately the same capacity
and   product  capabilities  as  our  Guymon  plant.   The
arrangement will allow us to effectively double the amount of product we market to meet our customer demands without the expense of a new plant.

In  previous  reports, I have talked about the possibility
of   constructing  a  second  vertically  integrated  pork
complex in Texas. With the announcement of the venture with Triumph Foods, it is unlikely that this new plant project will move forward until sometime after the Triumph plant reaches full capacity and our customers demand additional product.

Our  Commodity  Trading and Milling  Division  experienced
another  solid  year.  Favorable milling margins  together
with  record output improved the contribution to  earnings
from     our     milling    businesses.      Grain-trading
volumes were lower for the year because of improved  local
harvests   in  our  key  markets,  which  lowered   import
requirements.  We continue to leverage our grain supply to
affiliated  milling businesses with third-party  commodity
trade  in order to better serve our customers, lower  unit
costs,  and  generate  incremental income.   Although  the
markets  in  which  we operate continue  at  times  to  be
volatile   politically  and  economically,  the   division
continues  to  pursue  strategic  investments  and   joint
ventures that will increase our base of milling assets and grain customers while further diversifying our base.

Our  Miami-based container shipping business began to show
improvement  in late 2003.  The business had record  sales
because  of  increased shipping volumes in  both  new  and
existing  markets.   Operating  income  was  significantly
lower in 2003 because of continuing economic disruption in
Venezuela.   In  addition, higher fuel  and  charter  hire
costs affected earnings. We are encouraged by the growth of the business outside of Venezuela and are seeking opportunities to lessen the impact of the continued disruptions on our business.

                SEABOARD CORPORATION
               Letter to Stockholders


The  Sugar  and  Citrus Division posted  record  operating
income  in  2003.   The  turnaround and  success  of  this
division  in  recent  years can be  traced  to  production
efficiencies,  increasing  sugar  prices,  and  the   peso
devaluation,  all  of which contributed to  a  substantial
lowering  of  costs.  The improved results  of  all  sugar
producers as well as a more stable Argentine economy  have
resulted  in  a  potential  oversupply  of  sugar  in  the
domestic  economy.  Consequently, we do not expect  to  be
able  to  maintain this level of performance in 2004.   We
anticipate, however, that the division will continue to produce positive results.

During  2003,  the  Power Division  began  to  suffer  the
effects  of  the  declining economic  environment  in  the
Dominican   Republic.    The   Dominican   peso   devalued
substantially   during  the  year,   and   the   country's
government  is  currently not able to meet  its  financial
obligations,  including  payments  to  independent   power
producers, such as Seaboard. The majority of our sales are
to  the  ailing  government-controlled power  distribution
companies  and  payments are not being made  on  a  timely
basis.   We are aggressively pursuing additional  private-
contract  customers  that will allow us  to  increase  the
level of power generation and generate more reliable  cash
flow.   We are optimistic that our current plan of  action
will help us successfully confront this challenge during 2004.

Overall  I am pleased by the improved performance  of  our
company  this  year.  In  the face of  volatile  commodity
markets    and    worldwide   political    and    economic
uncertainties,  our  ability to maintain  flexibility  and
customer focus is to be applauded. We are prepared for the
challenges  we will face in 2004 and look forward  to  the
opportunities  created.   As  always,  we  appreciate  the
continued dedication and commitment of our 9,000 plus employees who serve to make this Company a leader in its respective industries.



                                /s/ H.H. Bresky
                                H.H. Bresky
                                Chairman of the Board, President
                                and Chief Executive Officer

                SEABOARD CORPORATION
                 Division Summaries

Pork Division

Seaboard's  Pork  Division  is  one  of  the  largest  vertically integrated pork processors in the United States. Seaboard is able to control animal production and processing from research and development in nutrition and genetics, to the production of high quality meat products at our processing facility.

Seaboard's processing facility in Guymon, Oklahoma opened in 1995. The facility operates at double shift capacity and processes approximately four and one-half million hogs annually. Seaboard produces and sells fresh and frozen pork to further processors, foodservice outlets, grocery stores and other retail customers, and distributors primarily in the western half of the United States and foreign markets. Hogs processed at our plant include company raised hogs as well as hogs raised by third parties purchased under contract.

Seaboard's hog production facilities consist of genetic and commercial breeding, farrowing, nursery and finishing buildings located in Oklahoma, Kansas, Texas and Colorado to produce approximately three million hogs annually. In addition, Seaboard recently completed expansion of the facilities to produce an additional 500,000 hogs annually. Seaboard currently operates six centrally located feed mills to provide formulated feed to these facilities and has additional feed mill capacity to support future growth.

Seaboard's vertically integrated system provides a number of strategic advantages relative to other companies in the industry. These advantages, which result largely from significant control of the production and processing chain, allow Seaboard to produce high quality, safe products. The consistency and quality of Seaboard pork have allowed Seaboard to become one of the leading exporters of pork products from the United States to Japan and other foreign markets.


Commodity Trading & Milling Division

Seaboard's Commodity Trading & Milling Division markets wheat, corn, soybean meal and other commodities in bulk to third-party customers internationally and affiliated companies. These commodities are purchased worldwide with primary destinations in Africa, South America, the Caribbean, and the Eastern Mediterranean.

The division originates, transports and markets approximately four million tons annually of wheat, corn, soybean meal and other commodities. The focus remains on the efficient supply of quality products and services to the wheat and maize milling and animal feed industries. Seaboard integrates the service of delivering commodities to its customers through the use of its seven owned bulk carriers and other chartered bulk vessels as required.

Seaboard's Commodity Trading and Milling Division operates in seventeen countries, including five trading locations and thirteen grain processing businesses. The grain processing businesses are operated through four owned and nine non-consolidated affiliates in Africa, South America, and the Caribbean with flour, feed and maize milling businesses producing approximately one and one-half million metric tons of finished product per year.

                SEABOARD CORPORATION
                 Division Summaries


Marine Division

Seaboard's Marine Division, formed in 1983, provides containerized shipping service between the United States, the Caribbean Basin, and Central and South America. Seaboard's primary operations, located in Miami, include a 135,000 square-foot warehouse for cargo consolidation and temporary storage in addition to a 70 acre terminal at the Port of Miami. At the Port of Houston, Seaboard operates a 62 acre cargo terminal facility that includes over 690,000 square feet of on-dock warehouse space for temporary storage of bagged grains, resins and other cargoes. Seaboard also makes scheduled vessel calls in New Orleans, Louisiana and Fernandina Beach, Florida, and Philadelphia, Pennsylvania.

Seaboard's fleet consists of approximately 28 owned or chartered vessels, thousands of dry, refrigerated and specialized containers and related equipment. Within its service lanes, Seaboard is one of the largest shippers in terms of cargo volume to and from the Port of Miami and provides direct service to over 20 countries. Seaboard also provides extended service from our domestic ports of call to and from multiple foreign destinations through connecting carrier agreements with major regional and global carriers.

To maximize fleet utilization, Seaboard uses a network of offices and agents throughout the United States, Canada, Latin American, and the Caribbean Basin to book both northbound and southbound cargo. Seaboard's full service intermodal capabilities allow the transport by either truck or rail, of both import and export cargo to and from various U.S. ports. Seaboard's frequent sailings and fixed-day schedules make it convenient for customers to coordinate manufacturing schedules and maintain inventories at cost-efficient levels. Seaboard's approach is to work in partnership with its customers and provide the most effective level of service throughout the United States to and from Latin America and the Caribbean Basin.


Other Divisions

Seaboard's other businesses consist largely of food-related businesses and electric power generation.

Seaboard is involved in the production and refining of sugar, and the production and processing of citrus products in Argentina. These products are primarily marketed locally with some exports to the United States, South America and Europe. Seaboard's mill, one of the largest in Argentina, has a processing capacity of approximately 180,000 metric tons of sugar per year. The mill is located on a large tract of land in the Salta Province. Approximately 40,000 acres of this land is planted with sugar cane which supplies the majority of the raw product processed by the mill. Seaboard also has an orange grove consisting of approximately 3,000 acres.

Seaboard owns two floating electric power generating facilities consisting of a series of diesel engines mounted on barges with a combined rated capacity of approximately 112 megawatts. Seaboard operates as an independent power producer that generates electricity into the local power grid but is not involved in the transmission or distribution of electricity. Electricity is sold under contract to another local generation company and certain commercial large users, and on the spot market which is accessed primarily by three wholly or partially government-owned distribution companies, and limited others.

Seaboard  processes  jalapeno peppers at its plant  in  Honduras.
These  products  are  shipped to the United  States  on  Seaboard
Marine vessels and distributed from Seaboard's Port of Miami cold storage warehouse.

Seaboard sources and sells truck freight to third parties via its brokerage business. This business also provides logistics and transportation service to other Seaboard companies using its owner-operator program and extensive carrier network.

Seaboard also has an equity investment in a wine business that produces wine in Bulgaria for distribution primarily throughout
Europe.

                SEABOARD CORPORATION
                 Principal Locations


Pork                  Seaboard Overseas          Seaboard Marine Ltd.
                         Limited                 Miami, Florida
Seaboard Farms, Inc.  Bermuda, Ecuador and
Shawnee Mission,      Kenya                      Seaboard Marine
  Kansas                                           (Trinidad) Ltd.
  (Pork Division      Seaboard Overseas          Trinidad
  Office)                Peru SRL
Guymon, Oklahoma      Peru                       Seaboard Marine of
  (Processing                                      Haiti, S.E.
  Plant)              Seaboard Overseas          Haiti
Julesburg, Colorado     Trading and
Hugoton, Kansas         Shipping (PTY) Ltd.      SEADOM, S.A.
Leoti, Kansas         South Africa               Dominican Republic
Liberal, Kansas
Rolla, Kansas         Seaboard West              Seamaritima S.A.
Guymon, Oklahoma        Africa Limited             de C.V.
Hennessey, Oklahoma   Sierra Leone               Mexico
Optima, Oklahoma
  (Live Production    Unga Holdings
  Operation             Limited*                 Sugar and Citrus
  Offices)            Kenya and Uganda
                                                 Ingenio y Refineria
                                                   San Martin del
Commodity Trading &   Marine                       Tabacal SRL
Milling                                          Argentina
                      Agencias Generales
KWABA - Sociedade       Conaven, C.A.
  Industrial e        Venezuela                  Power
  Commercial, SARL*
Angola                Agencia Maritima           Transcontinental
                        del Istmo, S.A.            Capital Corp.
Les Moulins d'Haiti   Costa Rica                   (Bermuda) Ltd.
  S.E.M.*                                        Dominican Republic
Haiti                 Cayman Freight and
                        Shipping Services, Ltd.
Lesotho Flour Mills   Cayman Islands             Other
  Limited*
Lesotho               JacintoPort                Boyar Estates S.A.*
                        International LP         Bulgaria
Life Flour Mill       Houston, Texas
  Ltd.*                                          Chestnut Hill Farms
Top Feeds Limited*    Representaciones             Honduras S. de
Nigeria                 Maritima y                 R.L. de C.V.
                        Aereas, S.A.             Honduras
Minoterie de          Guatemala
  Matadi, S.A.R.L.*                              Mount Dora Farms Inc.
Democratic Republic   Sea Cargo, S.A.            Miami, Florida
  of Congo            Panama
                                                 Seaboard Transport, Inc.
Minoterie du Congo,   Seaboard de                Shawnee Mission, Kansas
Republic of Congo       Colombia, S.A.
                      Colombia
Mobeira, SARL*                                   Corporate Office
Mozambique            Seaboard Honduras,
                        S. de R.L. de C.V.       Seaboard Corporation
Molinos Champion,     Honduras                   Shawnee Mission, Kansas
S.A.*
Molinos del           Seaboard del
  Ecuador, C.A.*        Peru, S.A.
Ecuador               Peru

National Milling      Seaboard Freight &
   Company of           Shipping Jamaica
   Guyana Limited       Limited
Guyana                Jamaica

National Milling      Seaboard Marine
   Corporation          Bahamas Ltd.
   Limited            Bahamas
Zambia

*Represents a non-controlled, non-consolidated affiliate

                SEABOARD CORPORATION
         Summary of Selected Financial Data



(Thousands of dollars
 except per share amounts)              Years ended December 31,
                            2003       2002       2001       2000       1999

Net sales               $1,981,340 $1,829,307 $1,804,610 $1,583,696 $1,284,262
Operating income        $   68,786 $   47,125 $  114,352 $   48,065 $   12,368
Earnings (loss) from
 continuing operations  $   31,842 $   13,507 $   51,989 $    8,872 $  (13,587)
Net earnings            $   31,842 $   13,507 $   51,989 $   98,909 $       47
Earnings (loss) per
 common share from
 continuing operations  $    25.37 $     9.38 $    34.95 $     5.96 $    (9.13)
Net earnings per common
 share                  $    25.37 $     9.38 $    34.95 $    66.49 $     0.03
Total assets            $1,325,691 $1,281,141 $1,234,757 $1,274,234 $1,249,022
Long-term debt, less
 current maturities     $  321,555 $  318,746 $  255,819 $  312,418 $  318,017
Stockholders' equity    $  520,565 $  486,731 $  528,420 $  540,685 $  443,168
Dividends per common
 share                  $     3.00 $     2.50 $     1.00 $     1.00 $     1.00

During the fourth quarter of 2003, Seaboard sold its equity investment in Fjord Seafood ASA (Fjord), an integrated salmon producer and processor headquartered in Norway, recognizing a gain of $18,036,000. The gain was not subject to tax. See Note 3 to the Consolidated Financial Statements for additional discussion. During 2003, Seaboard recorded its share of losses related to its investment in Fjord totaling $15,546,000, including $12,421,000 for asset impairment charges. Seaboard's share of losses from Fjord during 2002 and 2001 totaled $10,158,000 and $1,316,000, respectively. See Note 13 to the Consolidated Financial Statements for additional discussion.

Also during 2003, Seaboard adopted Statement of Financial Accounting Standard No. 143, "Accounting for Asset Retirement Obligations," Financial Accounting Standards Board Interpretation No. 46, revised December 2003, "Consolidation of Variable Interest Entities," and changed its method of accounting for costs associated with the regularly scheduled drydocking of vessels from the accrue-in-advance method to the direct-expense method. As a result of these changes, Seaboard recorded a net cumulative effect of changes in accounting principles of
$2,868,000, or $2.29 per share. See Note 1 to the Consolidated Financial Statements for additional information.

During 2002, Seaboard completed a series of transactions related to its Argentine sugar business, resulting in a one-time tax benefit of $14,303,000. See Note 7 to the Consolidated Financial
Statements for further discussion.

During 2002, Seaboard effectively repurchased 232,414.85 shares of common stock from its parent company. See Note 12 to the Consolidated Financial Statements for further discussion.

Seaboard's  2002  and  2001 financial  position  and  results  of operations  were  negatively impacted by the devaluation  of  the
Argentine  peso.   See  Note  12 to  the  Consolidated  Financial
Statements for further discussion.

Seaboard   completed  the  sale  of  its  Poultry   Division   on
January 3, 2000, recognizing an after-tax gain on disposal of discontinued operations of $90,037,000 or $60.53 per common share.

                SEABOARD CORPORATION
          Quarterly Financial Data (unaudited)


(UNAUDITED)
(Thousands of dollars           1st       2nd      3rd      4th     Total for
 except per share amounts)    Quarter   Quarter  Quarter  Quarter   the Year

2003

Net sales                   $  461,867   485,883  485,417  548,173  $1,981,340
Operating income            $    7,974    10,289   17,845   32,678  $   68,786
Net earnings (loss)         $    2,715    (2,916)   1,838   30,205  $   31,842
Earnings (loss) per common
 share                      $     2.16     (2.32)    1.46    24.07  $    25.37
Dividends per common share  $     0.75      0.75     0.75     0.75  $     3.00
Market price range per
 common share:

                  High      $   263.00    225.75   268.00   284.95
                  Low       $   195.00    195.00   203.00   215.00
2002

Net sales                   $  442,923   477,104  429,800  479,480  $1,829,307
Operating income            $   16,754    15,192    9,311    5,868  $   47,125
Net earnings (loss)         $    1,723    15,098   (5,673)   2,359  $   13,507
Earnings (loss) per common
 share                      $     1.16     10.15    (3.81)    1.81  $     9.38
Dividends per common share  $     0.25      0.75     0.75     0.75  $     2.50
Market price range per
 common share:

                  High      $   335.00    305.00   301.00   259.00
                  Low       $   260.00    202.00   220.00   195.00

In the first quarter of 2003, Seaboard adopted Statement of Financial Accounting Standard No. 143, "Accounting for Asset Retirement Obligations" and changed its method of accounting for costs associated with the regularly scheduled drydocking of vessels from the accrue-in-advance method to the direct-expense method. As result of these changes, Seaboard recorded a net cumulative effect of changes in accounting principles of
$3,648,000, or $2.90 per share. See Note 1 to the Consolidated Financial Statements for further discussion.

During the fourth quarter of 2003, Seaboard adopted Financial Accounting Standards Board Interpretation No. 46, revised December 2003, "Consolidation of Variable Interest Entities," and recorded a cumulative effect of a change in accounting principles of $(780,000), or $(0.62) per common share. See Note 1 to the Consolidated Financial Statements for further discussion.

During the fourth quarter of 2003, Seaboard sold its equity investment in Fjord, recognizing a gain of $18,036,000. The gain was not subject to tax. See Note 3 to the Consolidated Financial
Statements for further discussion.

During the third quarter of 2003, Seaboard recorded a $12,421,000 charge to earnings for its share of asset impairments related  to
its  investment  in  Fjord.   See Note  13  to  the  Consolidated
Financial Statements for further discussion.

During the second quarter of 2002, Seaboard completed a series of transactions related to its Argentine sugar business, resulting in a one-time tax benefit of $14,303,000. See Note 7 to the Consolidated Financial Statements for further discussion.

                SEABOARD CORPORATION
         Managements's Discussion & Analysis


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

OVERVIEW

Seaboard is a diverse agribusiness and transportation company with global operations in several industries. Most of the sales and costs of Seaboard's segments are significantly influenced by worldwide fluctuations in commodity prices or changes in foreign political and economic conditions. Accordingly, sales, operating income and cash flows can fluctuate significantly from year to year. As each segment operates in unrelated industries and different geographical locations, management evaluates their operations separately.

Pork Segment

Seaboard's most significant operation is the Pork segment which is primarily a domestic business with some export sales to Japan and other foreign markets. All sales of pork products are generated from a single hog processing plant in Guymon, Oklahoma, which operates at double shift capacity. In 2003, Seaboard raised over 60% of the hogs processed at the plant with the remaining hog requirements purchased primarily under contracts from independent producers. This segment has the largest dollar amount of sales and is the most capital intensive segment with over 50% of consolidated assets, including 75% of Seaboard's fixed assets, and material dollar amounts for live hog inventories. Of all Seaboards' businesses, management believes the Pork segment possesses the ability to generate the most material amount of operating income and cash flow in any one year.

Of Seaboard's businesses, the Pork segment also has the greatest exposure to commodity price fluctuations. As a result, this segment's operating income and cash flows can materially fluctuate from year to year, significantly affecting Seaboard's consolidated operating income and cash flows. Sales prices are directly affected by both domestic and world-wide supply and demand for pork products and other proteins. Feed costs are the most significant single component of the cost of raising hogs and can be materially affected by commodity price fluctuations for corn and soybean meal. In addition, costs can be materially affected by fluctuations in market prices for hogs purchased from third parties for processing at the plant.

During 2003, this segment completed populating its existing live production facilities and management currently has no immediate plans for further expansion to support the Guymon processing plant. Accordingly, future working capital needs and other financing requirements related to incremental expansion should be minimal, as Seaboard has put on hold any future plans to construct a second processing plant as discussed below. As the Guymon plant operates at double shift capacity, to improve operating income Seaboard is constantly working towards improving the efficiencies of the Pork operations while considering ways to expand product offerings.

In early 2004, Seaboard entered into a marketing agreement with Triumph Foods LLC (Triumph) to market all of the pork products produced at Triumph's new pork processing plant planned for construction in St. Joseph, Missouri. The plant is scheduled to begin operations in mid to late 2005. This plant will have similar capacity to Seaboard's Guymon plant. The Triumph plant is not expected to reach operating capacity until late 2006 and Seaboard does not intend to make any final decisions regarding construction of its potential second plant prior to that time.

Commodity Trading and Milling Segment

The Commodity Trading and Milling segment is Seaboard's second largest segment in terms of sales and assets, which consist primarily of working capital assets. This segment operates principally overseas with locations in Africa, Bermuda, South America and the Caribbean. These foreign operations can be significantly impacted by local crop production, political or economic situations. This segment's sales are also significantly affected by fluctuating commodity prices fueled by the dynamics of world-wide supply and demand for various commodities, such as wheat, corn and soybean meal. Although this segment owns seven ships, most of the third-party trading business is transacted by chartering ships. Charter hire rates, influenced by available charter capacity for worldwide trade in bulk cargoes, and related fuel costs can also impact business volumes and margins. The milling businesses, both owned and non-consolidated affiliates, operate in many foreign and, in most cases, lesser developed countries. Local and worldwide crop harvests, economic conditions, periodic political instability and subsidized flour imports can create fluctuating market conditions that can have a significant impact on both the trading and milling businesses' sales and operating income.

                SEABOARD CORPORATION
         Managements's Discussion & Analysis


The majority of the Commodity Trading and Milling segment's sales pertain to the commodity trading business which has experienced significant volume growth over the past few years, although growth slowed somewhat in 2003. This growth has increased the amount of working capital required to fund increases in accounts receivable and inventories while shipping requirements have been satisfied by the charter hiring of bulk cargo ships. As the commodity trading portion of the business sources grain worldwide with international destinations, timing of completion of voyages and fluctuations in the availability of and rates for bulk cargo shipping can significantly affect sales volumes, operating income and cash flows from quarter-to-quarter. Seaboard continues to look for opportunities for additional markets to expand the commodity trading and milling operations.

Marine Segment

The Marine segment is the third largest in terms of sales and assets. This segment provides containerized cargo shipping services primarily from the United States to over twenty different countries in the Caribbean basin, and Central and South America. Fluctuations in economic conditions and the potential unstable local political situations in the countries in which Seaboard operates can affect import/export trade volumes. In addition, containerized cargo rates can fluctuate depending on local supply and demand for shipping services. This division is also affected by fluctuations in fuel costs and charter hire rates.

For the past couple of years, Seaboard has experienced the negative effects of the political instability in Venezuela, previously Seaboard's largest foreign destination, which also affected other related South American markets. This has had a significant impact on operating income while reducing the related cash flows. Seaboard's marine business is fairly mature and, excluding the effects of the Venezuelan situation, has had fairly stable cash flows and minimal financing requirements. Seaboard has successfully replaced the volume lost as a result of the Venezuelan situation by adding new routes and expanding volumes on existing routes although margins have decreased. Seaboard continues to look for ways to increase volumes on existing routes while looking to provide additional new services for the region.

Sugar and Citrus Segment

Seaboard's Sugar and Citrus segment operates a sugar mill in Argentina. In addition, Seaboard grows locally a substantial portion of the sugar cane processed at the mill. This segment's sales and operating income are significantly impacted by fluctuating prices for sugar. Fluctuations in the Argentine sugar harvest can have an impact on the local price of sugar.
Also, but to a lesser degree, price fluctuations on the world market can affect local sugar prices and can also result in lower export sale volumes. Depending on local harvest and market conditions, from time to time, this business purchases third-party sugar for resale. Over the past several years, Seaboard made several modifications to this business to improve efficiencies of its operations.

As the functional currency of the Sugar and Citrus segment is the Argentine peso, currency fluctuations can also have an impact on reported U.S. dollar sales, operating income and cash flows. As discussed in Note 12 to the Consolidated Financial Statements, in 2001 and early 2002, Argentina's peso experienced a significant devaluation to the U.S. dollar resulting in material foreign currency losses and write-downs in Seaboard's asset values related to this operation. Although initially the economy of Argentina was severely, negatively impacted by the devaluation and ensuing recession, the situation in Argentina has steadily improved in 2003 and the peso has been relatively stable. This devaluation, in addition to efficiency improvements, caused a significant increase in local sugar prices and decreases in inventory and production costs resulting in an improvement in operating income and cash flows for the past two years. Future financing needs are not expected to be significant for this operation. Seaboard continues to explore ways to improve and expand its existing operations while considering other alternatives to expand this segment.

Power Segment

Seaboard's Power segment operates as an unregulated independent power producer in the Dominican Republic (DR) generating power from a series of diesel engines mounted on two barges. The engines have historically operated at capacity. After the addition of the second barge in late 2000, this segment's financing needs have been minimal. For the past several years, this segment has produced some of Seaboard's best return on investment while operating cash flows have fluctuated from inconsistent customer collections. Seaboard has contracts to sell approximately one half of its power to certain government-approved commercial large users and another local

                SEABOARD CORPORATION
         Managements's Discussion & Analysis


generation company, with the remaining production sold on the spot market, primarily to three wholly or partially-government-owned distribution companies. Fuel is the largest cost component but increases in fuel prices usually have been passed through to the contract customers.

The economic environment in the DR weakened significantly throughout 2003. During 2003, the Dominican peso devalued approximately 68%. In addition, during the last half of 2003 the power industry in the DR suffered from a cash flow imbalance. This occurred as a result of the government not allowing retail electricity rates, charged by the distribution companies, to increase sufficiently to cover the significant peso devaluation and increases in dollar-denominated fuel costs. The government has been unable to fully fund this cash shortfall.

As a result of the weakened economic environment in the DR, during the second half of 2003, trade receivables grew substantially from the government-owned distribution companies or other companies that must also collect from the government in order to make payments on their accounts. While multilateral credit agencies may eventually provide funding support to this country to improve liquidity, management can not predict if adequate funding will occur to fully resolve this situation during the next year. As a result, similar to other independent power producers, Seaboard began to fluctuate its level of power generation in mid-December 2003 between full capacity and approximately 50% capacity, based on management's belief about collectibility. With the exception of those government or government-reliant customers, all other contract customers continue to pay their accounts timely. Seaboard continues to pursue other contract customers which would allow this segment to increase generation of power in the future and reduce dependency on the government-owned distribution companies.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Sources and Uses of Cash

Cash and short-term investments as of December 31, 2003 increased $41.8 million over December 31, 2002 primarily reflecting the proceeds of $37.4 million from the sale of 100% of Seaboard's equity investment in Fjord Seafood, ASA (Fjord) in the fourth quarter of 2003. Uncertainties about the future profitability of this business, led to management's decision to divest its equity investment in the salmon industry. Cash generated from operating activities totaled $91.7 million for 2003 and was used primarily for scheduled principal payments of long-term debt of $52.9 million and capital expenditures of $31.5 million.

Cash from operating activities for 2003 increased $64.2 million compared to 2002 primarily related to improved operating results of the Pork segment and a lower level of funding for working capital requirements. The reduced funding for working capital requirements primarily reflects the substantial prior year increase in working capital requirements for the expansion of the commodity trading business, while in 2003 such working capital needs remained fairly constant for this business. However, working capital requirements increased for the Pork segment, as live hog inventory levels were increased during 2003 reflecting new hog production facilities being fully populated. In addition, the Power segment's receivables increased due to recent collection problems.

Cash and short-term investments as of December 31, 2002 decreased $96.2 million from December 31, 2001 as a result of payments of $47.2 million made to effectively repurchase shares of Seaboard's common stock from its parent, Seaboard Flour Corporation (see
Note 12 to the Consolidated Financial Statements), a $26.9 million additional investment in Fjord, and $51.4 million of scheduled payments made on the long-term debt. The outflows were partially offset by an increase of $38.4 million in short-term borrowings and cash generated from operating activities of $27.5 million. Capital expenditures of $149.9 million in 2002 were primarily financed with $109.0 million of proceeds from a private placement of senior notes as discussed below.

Cash from operating activities for 2002 decreased $131.7 million compared to 2001. The decrease was primarily due to lower net earnings, principally related to the Pork segment, and an
increase  in  working  capital  requirements.   Working   capital
requirements  increased in 2002 primarily  as  a  result  of  the increase in the commodity trading business and the timing of related normal transactions for voyage settlements, trade payables and receivables.

Capital Expenditures

During 2003 Seaboard invested $15.8 million in the Pork segment primarily for the expansion of existing hog production facilities, and land acquisition and permitting activities to support the requirements of a potential second processing plant. These capital expenditures exclude an increase in net fixed
assets  in   2003  for  hog  production

                SEABOARD CORPORATION
         Managements's Discussion & Analysis


facilities previously leased under a master lease agreement that were acquired for a total of $25.0 million primarily from the assumption of debt as discussed below, and also exclude $31.7 million of net fixed assets from the consolidation of variable interest entities (VIEs). See Note 1 to the Consolidated Financial Statements for further discussion of consolidation of VIEs. During 2004, Seaboard expects to invest $7.4 million for improvements to existing hog production facilities and upgrades to the pork processing plant.

Seaboard invested $7.7 million in the Marine segment primarily to expand and replace cargo transportation and loading equipment, and make facility improvements. Instead of purchasing two previously chartered vessels during 2003, Seaboard entered into new leasing arrangements. During 2004, management plans to invest $8.6 million to purchase additional equipment.

Seaboard invested $4.4 million in the Sugar and Citrus segment primarily for machinery and equipment, and improvements to the mill and sugarcane fields. During 2004, management anticipates spending $5.1 million for additional improvements to the plantation, mill and harvesting equipment.

During 2003, capital expenditures for all other segments totaled $3.6 million for general modernization, mill expansion, and efficiency upgrades of plant and equipment. During 2004, Seaboard expects to spend a total of $5.5 million, of which $4.9 million is for mill expansion and equipment in the Commodity Trading and Milling division.

Total planned capital expenditures for 2004 are $26.6 million. As these capital expenditures are primarily of a normal recurring operating amount, management anticipates financing from internally  generated  cash,  the  use  of  available  short-term investments or from existing available short-term borrowing capacity. As of December 31, 2003, there were no material commitments for planned 2004 capital expenditures as these amounts primarily represent capital budget plans only.

During 2002, Seaboard invested $149.9 million in property, plant and equipment. Seaboard invested $135.1 million in the Pork segment primarily to purchase hog production facilities previously leased, expand the hog production facilities, make improvements to the pork processing plant, and purchase land and obtain operating permits for the potential Texas expansion project. The hog production facilities, previously leased from Shawnee Funding, Limited Partnership under a master lease arrangement, were purchased in 2002 for a total of $117.5 million, including the assumption of a $10.0 million bond payable and offsetting $2.2 million cash in a construction fund. This was financed primarily with the proceeds from a private placement of $109.0 million of Senior Notes, as discussed below. Seaboard also invested $9.7 million in the Marine segment primarily for the purchase of additional machinery and equipment, $2.5 million in the Sugar and Citrus segment primarily for improvements to existing facilities and sugarcane fields, and $2.6 million in all other segments for general modernization and efficiency upgrades of plant and equipment.

In early 2002, Seaboard announced plans to build a second processing plant in northern Texas along with related plans to expand its vertically integrated hog production facilities. However, with the planned construction of the Triumph pork processing plant discussed above, Seaboard does not intend to make any final decisions regarding construction until late 2006 when the Triumph plant is expected to reach its operating capacity. As a result, management does not intend to proceed with the expansion project at this time beyond the expenditures required to allow future land development possibilities. If
Seaboard ultimately decides to pursue this project, it would be contingent on a number of other factors, including obtaining financing for the project, obtaining the necessary permits, commitments for a sufficient quantity of hogs to operate the plant, and no statutory impediments being imposed. As of December 31, 2003, $7.4 million of land, development costs, and land purchase options were included in fixed assets related to this project.

Financing Activities, Debt and Related Covenants

During 2003, Seaboard extended two committed revolving credit facilities totaling $45.0 million, and entered into two new committed lines for $75.0 million and $5.0 million for use by a subsidiary in the Commodity Trading and Milling segment as a result of the increased working capital needs in the commodity trading business. The new subsidiary credit lines are secured by certain commodity trading inventory and accounts receivable and include financial covenants for that subsidiary which require maintenance of certain levels of working capital and net worth, and limitations on debt to net worth and liabilities to net worth ratios. See Note 8 to the Consolidated Financial

                SEABOARD CORPORATION
         Managements's Discussion & Analysis


Statements for a summary of the material terms of Seaboard's credit facilities, including financial ratios and covenants. Management believes there are currently no covenants that materially restrict our ability to undertake additional debt financings. As of December 31, 2003, Seaboard is in compliance with all restrictive covenants relating to these arrangements.

In conjunction with the 2003 purchase of hog production facilities previously leased, Seaboard assumed bank debt of $24.4 million as discussed in Note 8 to the Consolidated Financial Statements. In addition, Seaboard assumed $29.9 million of bank debt from one VIE. As of December 31, 2003, the consolidation of VIEs in accordance with FIN 46, including the assumed debt, increased long-term debt by $31.5 million.

In 2002, Seaboard completed the private placement of $109.0 million of Senior Notes due 2009 and 2012 with a weighted average interest rate of 6.29%. Seaboard used $107.3 million of the proceeds from this private placement to purchase the indebtedness related to hog production facilities previously leased under a master lease program, effectively reducing the net lease payments. On December 31, 2002, Seaboard paid an additional $4.1 million and assumed a $10.0 million bond payable to complete the acquisition of Shawnee Funding, Limited
Partnership effectively acquiring all of the related hog production facilities previously leased and $2.2 million of cash held in a construction fund which was used to repay a portion of the bonds payable.

The following table represents a summary of Seaboard's available borrowing capacity as of December 31, 2003. Borrowings outstanding under committed and uncommitted lines as of
December 31, 2003 totaled $55.0 million and $20.6 million, respectively. Letters of credit (LCs) of $11.5 million reduce Seaboard's borrowing capacity under its committed credit lines.


                                                       Total amount
(Thousands of dollars)                                  available

Short-term credit facilities - committed                $125,000
Short-term uncommitted demand notes                       51,921
Total borrowing capacity                                 176,921
Amounts drawn against lines                              (75,564)
Letters of credit reducing borrowing availability        (11,537)
Available borrowing capacity at December 31, 2003       $ 89,820

During the first quarter of 2004, Seaboard entered into two new, one-year committed credit lines totaling $45.0 million. In addition, Seaboard's committed subsidiary credit lines totaling $80.0 million were extended to April 30, 2004, at which time management expects to extend them for one additional year. During 2004, Seaboard intends to extend its $20.0 million non-subsidiary committed credit facility expiring in May for another year, and plans to evaluate the renewal of its remaining credit facilities.

Scheduled long-term debt maturities range from $42.0 to $64.9 million per year over the next four years. As Seaboard's existing operations currently have no material capital expenditure needs, based on current expenditure levels it is anticipated that such annual capital expenditures will range between $25-40 million. Accordingly, management believes Seaboard's current combination of internally generated cash, liquidity, capital resources and borrowing capabilities will be adequate for its existing operations. Management does, however, periodically review various alternatives for future financings to provide additional liquidity for future operating plans. As management intends to continue seeking future opportunities for expansion in the industries in which Seaboard operates, such as the potential second processing plant discussed above, depending on the timing of such opportunities it may have to pursue various financing alternatives at that time.

                SEABOARD CORPORATION
         Managements's Discussion & Analysis


Contractual Obligations and Off-Balance-Sheet Arrangements

A summary of the Seaboard's contractual cash obligations as of December 31, 2003 is as follows:

(Thousands of dollars)         2004    2005    2006    2007    2008  Thereafter

Contract grower finishing
 agreements                  $  8,489 $ 7,789 $ 7,599 $ 7,505 $ 7,582  $ 65,533
Other  operating lease
 payments                      26,379   8,850   8,360   6,976   4,705     8,226
Total  lease obligations       34,868  16,639  15,959  14,481  12,287    73,759
Long-term  debt                56,983  60,258  41,975  64,880  13,845   140,597
Short-term notes payable       75,564       -       -       -       -         -
Other   purchase   commitments 98,312   1,814     288     288       -         -
Total cash obligations
 and commitments             $265,727 $78,711 $58,222 $79,649 $26,132  $214,356

To support the operations of the Pork Division, Seaboard has agreements in place with farmers to raise a portion of Seaboard's hogs according to specifications. Under the terms of the agreements, additional payments would be required if the grower achieves certain performance standards. The contract grower finishing obligations shown above do not include these incentive payments which, given current operating performance, could range from about $1.0 to $1.5 million per year. In the event the farmer is unable to perform at an acceptable level, Seaboard has the right to terminate the agreement.

The Marine segment enters into short-term contracts to time-charter vessels for use in its operations. These commitments of $16.5 million for 2004 are included above in other operating lease payments.

The Commodity Trading and Milling segment enters into commodity purchase contracts, primarily to support sales commitments. These purchase commitments are not included in the commitment table above as they are cancelable and may be settled net. Using December 31, 2003 spot prices to calculate commitments based on spot prices, the value of purchase contracts in place at December 31, 2003 totals $136.6 million. See Note 11 to the Consolidated Financial Statements for a further discussion and for a more detailed listing of other purchase commitments.

Seaboard has also issued $3.3 million of guarantees to support certain activities of non-consolidated affiliates or third parties who provide services for Seaboard. See Note 11 to the Consolidated Financial Statements for a detailed discussion.

In connection with Seaboard's December 31, 2001 sale of a ten percent minority interest in one of its power barges in the Dominican Republic, the buyer was given the option to sell its interest back to Seaboard at any time until December 31, 2004 for the book value at the time of the sale, pending collection of outstanding receivables. During January of 2004, the buyer provided notice to exercise the put option. The book value of this minority interest as of December 31, 2003 of $5.7 million is included in minority and other non-controlling interests on the Consolidated Balance Sheets.

In early 2004, in conjunction with the Marketing Agreement with Triumph, as discussed above, Seaboard committed to provide Triumph with future financing of up to $1.75 million in the event of certain specified cost over-runs incurred during plant development and construction.

RESULTS OF OPERATIONS

Net sales increased to a record $1,981.3 million for the year ended December 31, 2003 from $1,829.3 million and $1,804.6 million for the years ended December 31, 2002 and 2001, respectively. The increase in net sales in 2003 was primarily the result of higher domestic market prices for pork products for the Pork segment and higher sales for the Marine segment attributable to higher cargo volumes. The increase in net sales in 2002 was primarily the result of increased trading volumes from expanding in certain existing and new trading markets for the Commodity Trading and Milling segment, partially offset by lower sales in the Pork segment as a result of lower sale prices for pork products from increases in domestic meat supplies.

                SEABOARD CORPORATION
         Managements's Discussion & Analysis


Operating income improved to $68.8 million for 2003 compared to $47.1 million in 2002 and $114.4 million in 2001. The main component of this improvement in 2003 compared to 2002 was increased pork prices. Operating income for the Commodity Trading and Milling segment declined slightly in 2003 as a result of changing crop conditions in southern Africa. The Sugar and Citrus segment had record operating income in 2003 from higher sugar prices. The Marine and Power segment incurred significant declines in their operating income in 2003 reflecting various difficulties experienced in certain countries where they conduct business. Operating income declined in 2002 compared to 2001 primarily from lower sale prices for pork products.

Pork Segment

(Dollars in millions)                  2003      2002      2001

Net sales                           $ 735.7   $ 645.8   $ 772.4
Operating income (loss)             $  22.4   $ (13.9)  $  68.7

Net sales for the Pork segment increased in 2003 compared to 2002 primarily as a result of higher domestic market prices for pork products. The excess domestic meat supplies experienced during 2002 resulted in lower sales prices throughout 2002 and into early 2003, although prices have generally improved during 2003 compared with 2002, especially in the fourth quarter of 2003. However, prices have not returned to the levels achieved during 2001 when world-wide supplies of meat products were lower. Sales volumes remained relatively unchanged for 2003 compared to 2002.

Operating income for the Pork segment increased in 2003 compared to operating losses incurred during 2002. The increase primarily reflects improved market prices as discussed above, partially offset by higher costs of hogs purchased from third parties for processing and higher feed costs for hogs raised by Seaboard.
For 2003, operating income also includes a $3.8 million LIFO benefit (including a $7.5 million benefit in the fourth quarter), reflecting increases in the number of Seaboard-raised hogs over prior year, as compared with a $6.2 million LIFO charge to earnings in 2002 (including a $6.5 million charge in the fourth quarter). Operating income for 2003 was reduced by a $2.5 million charge for land development costs for several potential hog production sites that Seaboard determined it would no longer pursue.

Currently, management is unable to determine what, if any, effect the discovery of mad cow disease in the United States in December 2003 will have on pork prices, although prices have remained favorable in the first two months of 2004. While unable to predict future market prices for pork products, feed costs and third party hogs, management currently expects overall market conditions to continue to be favorable during 2004. Future results may also be adversely affected by the proposed packer ban legislation as discussed in Note 11 to the Consolidated Financial Statements.

Net sales for the Pork segment decreased in 2002 compared to 2001 as the result of lower 2002 pork prices. Reduced world-wide meat supplies during 2001 contributed to higher sales prices for that year. During 2002, domestic meat supplies increased, which resulted in significantly lower sales prices compared with the prior year. Operating income for this segment decreased in 2002 compared to 2001 primarily as the result of the lower 2002 sales prices, as discussed above and higher feed costs, partially offset by a decrease in cost of third party hogs.

Commodity Trading and Milling Segment

(Dollars in millions)                  2003      2002      2001

Net sales                           $ 667.9   $ 652.1   $ 476.2
Operating income                    $  16.0   $  18.4   $  13.2
Loss from foreign affiliates        $  (0.4)  $  (3.8)  $  (4.5)

Net sales for the Commodity Trading and Milling segment increased in 2003 compared to 2002. The increase was primarily attributed to higher selling prices and increased commodity trading volumes to affiliates. This revenue increase was partially offset by a decrease in volume for third party customers during 2003 as a result of lower grain import demands in southern Africa primarily from changed crop conditions.

                SEABOARD CORPORATION
         Managements's Discussion & Analysis


Operating income for this segment decreased in 2003 compared to 2002. Operating income decreased primarily from lower commodity trading activity with third parties, as noted above, increased selling expenses and reserves for bad debts. In addition, during the latter half of 2003, increased demand for bulk cargo-carrying vessels has caused a significant increase in charter hire costs. While management believes its commodity futures and options are economic hedges of its firm purchase and sales contracts, we do not perform the extensive record-keeping required to account for commodity transactions as hedges for accounting purposes. As a result, operating income for 2003 includes a gain of $2.6 million compared to losses of $1.5 million for 2002 related to mark-to-market adjustments. See Note 9 to the Consolidated Financial Statements for further discussion on accounting for commodity derivatives. Management is unable to predict future sales and operating results due to the challenging political and economic climates under which it operates, however, it does anticipate remaining profitable in 2004.

Loss from foreign affiliates decreased in 2003 compared to 2002 primarily as a result of improved operating performance for several milling operations. As a result of improved local market conditions, these operations were able to obtain higher prices generally for their products. Due to the fluctuating political and economic climate in the countries in which the grain processing affiliates operate, management cannot predict whether results from these foreign affiliates will continue to improve in 2004.

Net sales for this segment increased in 2002 compared to 2001. This increase is primarily the result of increased commodity trading volumes of corn and wheat to third party customers and, to a lesser extent, increased milling revenues. Commodity trading volumes to third party customers increased in 2002 compared to 2001 as Seaboard focused its efforts on expanding in certain existing and new trading markets. Milling revenues increased primarily as a result of favorable operating environments in certain foreign locations, which allowed certain mills to increase production levels. The Commodity Trading and Milling segment's operating income increased in 2002 compared to 2001. This increase was primarily a result of increased third party trading volumes and increased production at certain foreign milling operations as discussed above.

Loss from foreign affiliates decreased in 2002 compared to 2001. This decrease was primarily a result of a $1.0 million charge in 2001 for the other than temporary decline in value of a shrimp business in Ecuador due to recurring losses in that business partially offset by lower 2002 operating results at certain African milling operations.

Marine Segment

(Dollars in millions)                  2003      2002      2001

Net sales                           $ 409.0   $ 383.4   $ 384.9
Operating income                    $   5.8   $  16.6   $  24.0

Net sales for the Marine segment increased in 2003 compared to 2002 exceeding $400 million for the first time in this division's twenty-year history. The increase primarily reflects increased cargo volumes in most existing markets, certain new routes added during the fourth quarter of 2002, and chartering of certain company-owned vessels to carry military cargo to the Middle East in the first quarter. The 2003 fourth quarter volumes were especially strong compared to 2002. These increases were partially offset by a decrease in average cargo rates and a significant decline in volumes in the Venezuelan and related markets. Since March 2002, this segment's operations began to experience significant declines in cargo volumes for certain South American routes due primarily to the political instability in Venezuela. Commercial activity in Venezuela has not yet recovered from the general strike that began in December 2002 and ended in February 2003.

Operating income for the Marine segment decreased in 2003 compared 2002, primarily reflecting the impact of the political instability in Venezuela, discussed above, higher fuel costs, increased charter hire costs and, to a lesser extent, increased selling expenses as a result of new routes. The Marine segment did have higher operating income in the fourth quarter of 2003 compared to 2002 from increased volumes noted above, potentially indicating better future operating results. However, the duration and extent of reduced shipping demand attributed to the economic contraction from the political instability in Venezuela will continue to affect future results while shipping demand for affected South American routes remains depressed. In addition, charter hire rates in the fourth quarter of 2003 increased significantly indicating future higher operating costs. As management is not able to predict to what extent

                SEABOARD CORPORATION
         Managements's Discussion & Analysis


economic conditions  will improve for the Venezuelan  and related
markets,  management   cannot   currently  predict  whether  this
segment  will  achieve  increased  operating  income during 2004.

Net sales for the Marine segment remained relatively constant in 2002 compared to 2001. Overall, cargo volumes increased in most existing markets and certain new routes were added during the fourth quarter of 2002. These increases were partially offset by significant declines in certain South American routes as a result of political instability in Venezuela throughout 2002. In
addition,  in  December  2002  a  general  strike  commenced   in
Venezuela resulting in the discontinuance of all port calls to that country. The overall increase in cargo volumes was also partially offset by generally lower cargo rates in 2002 compared to 2001. Operating income for the Marine segment decreased in 2002 compared to 2001, as a direct result of the political instability in Venezuela throughout 2002 as discussed above.

Sugar and Citrus Segment

(Dollars in millions)                  2003      2002      2001

Net sales                           $  70.7   $  57.7   $  77.7
Operating income (loss)             $  18.8   $  16.3   $   6.6
Loss from foreign affiliates        $  (0.3)  $     -   $     -

Sales increased in 2003 compared to 2002 primarily as a result of higher sales prices for sugar. The peso price of sugar has increased over 2002 prices to offset the effects of the devalued peso. Partially offsetting the increase in sales price were lower sales volumes as a result of lower quantities of sugar purchased from third parties for resale. While not able to predict sugar prices, management does not expect sales prices to continue to increase and believes prices may decline in 2004 as the sugar harvest in Argentina during the second half of 2003 yielded an abundant sugar supply.

Operating income for 2003 increased compared to 2002 primarily as a result of the higher sugar prices partially offset by higher operating expenses as the local economy recovers. While expenses have not increased at the same rate as sugar prices, management expects production costs will continue to increase during 2004. As future cost of sales will reflect the higher costs of the 2003 sugar harvest and production now in inventory, combined with the potential for lower sugar prices in 2004 discussed above, management expects this to result in lower operating income during 2004. However, management expects operating income to remain positive for 2004. Operating income does not include the effects of the material currency translation losses on shareholders' equity and net earnings that were incurred in 2002 and 2001. See Note 12 to the Consolidated Financial Statements for further discussion.

In 2002, net sales for the Sugar and Citrus segment decreased compared to 2001, primarily reflecting the devaluation of the Argentine peso at year-end 2001, as discussed above. The reduction was partially offset by increasing peso sales prices for sugar and increased sales volumes from export sales. Operating income increased in 2002 compared to 2001, reflecting the reduction in cost of goods sold as a result of the devaluation discussed above and, to a lesser extent, improved peso sales prices.

Power Segment

(Dollars in millions)                  2003      2002      2001

Net sales                           $  69.6   $  63.1   $  63.6
Operating income                    $   7.0   $  14.3   $  14.6

Net sales for the Power segment increased for 2003 compared to 2002, despite curtailed production which began in mid-December 2003, primarily reflecting an increase in rates. During 2003, spot prices increased primarily as a result of higher fuel costs, a component of pricing. The contracts with large power users reduce Seaboard's exposure to changes in spot market rates and currency fluctuations. Contract pricing and the valuation of the corresponding receivable is more closely tied to the U.S. dollar while spot market sales are stated in Dominican pesos.

                SEABOARD CORPORATION
         Managements's Discussion & Analysis


Operating income decreased for 2003 compared to 2002 primarily reflecting an increase in the allowance of doubtful accounts related to those government-related receivables, and increased transmission access tolls and fees. For 2003, Seaboard recorded a $4.5 million charge to earnings ($4.3 million in the fourth quarter) for an increase in the allowance for doubtful accounts compared to a credit of $2.9 million in 2002 (all in the fourth quarter) as a result of recovery of previously reserved receivables. As trade receivables for this segment have increased significantly, management continues to monitor the situation closely. Pending resolution of the crisis within the country, management cannot predict at what level it will generate electricity or whether this segment will be profitable for 2004.

Foreign exchange losses included in other income (expense) for this segment totaled $6.7 million during 2003 compared to $2.0 million in 2002 and a stable exchange rate for 2001. Although the Company cannot predict foreign currency exchange rates, given the current economic condition in the Dominican Republic, without funding support it is reasonable to assume that there is the potential for additional foreign currency losses during 2004.

Net sales for the Power segment remained fairly constant in 2002 compared to 2001. Operating income also remained fairly constant in 2002 compared to 2001. During 2002, increased transmission fees incurred in conjunction with spot market sales were primarily offset by recovery of previously reserved receivables.

All Other Segments

(Dollars in millions)                  2003      2002      2001

Net sales                           $  28.5   $  27.1   $  29.8
Operating income (loss)             $   2.0   $  (0.8)  $  (8.8)
Loss from foreign affiliates        $ (20.6)  $ (13.0)  $  (5.0)

Net sales and operating income for all other businesses increased for the year ended December 31, 2003 compared to 2002 primarily from improvements in the Produce Division and discontinuing certain businesses during 2002 as discussed below. For 2004, management expects operating income for All Other Segments to remain positive.

The loss from foreign affiliates represents Seaboard's share of losses from equity method investments in Fjord and a Bulgarian wine business. Operating results for these investments have been recorded on a three-month lag. Seaboard's share of losses from Fjord totaled $15.5 million for 2003, including $12.4 million for Seaboard's share of asset impairment charges incurred by Fjord, compared to losses of $10.2 million in 2002. See Note 13 to the Consolidated Financial Statements for further discussion. During the fourth quarter of 2003, Seaboard sold its equity investment in Fjord and recognized a gain on the sale of $18.0 million, recorded in Other Investment Income.

The Bulgarian wine business (the Business), in which Seaboard owns approximately 37%, went through a troubled debt restructuring during 2003. As a result of this transaction, the Business incurred a loss from the sale of assets, net of the gain from debt forgiveness, of which Seaboard recorded its share,
$1.5 million, during 2003. See Note 13 to the Consolidated Financial Statements for further discussion. In addition, the Business has evaluated the recoverability of its long-lived assets based on projected future cash flows and accordingly, management believes that there is not an other than temporary decline in value for this investment. As of December 31, 2003, Seaboard's book value of the investments in and advances to the Business totaled $17.0 million. Seaboard's share of losses from this Business totaled $5.0 million, $2.9 million and $3.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Net Sales for All Other segments decreased in 2002 compared to 2001 and operating loss improved for 2002 compared to 2001. These fluctuations are primarily the result of the Produce division's decision to cease shrimp, pickle and pepper farming operations in Honduras in late 2001 and, to a lesser extent, discontinuing two non-produce related small businesses during early 2002.

The loss from foreign affiliates in 2002 includes a full year of Seaboard's share of losses from Fjord which totaled $10.2 million compared to $1.3 million for two quarters of losses in 2001, and losses from the Bulgarian wine business. Fjord losses increased in 2002 as a result of low worldwide salmon prices and include $3.8 million for Seaboard's share of charges incurred to close and combine certain of Fjord's operations.

                SEABOARD CORPORATION
         Managements's Discussion & Analysis


Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses increased $15.1 million to $118.0 million for the year ended December 31, 2003 compared to 2002. The increase primarily reflects increased bad debt expense in the Power and Commodity Trading and Milling divisions as discussed above. To a lesser extent, selling expenses also increased in the Marine and the Commodity Trading and Milling divisions related to the expansion of these businesses. As a percentage of revenues, SG&A increased to 6.0% in 2003 from 5.6% in 2002.

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

Interest Expense

Interest expense totaled $26.8 million, $22.7 million and $27.7 million for the years ended December 31, 2003, 2002 and 2001, respectively. The increase in 2003 interest expense primarily reflects a higher average level of long-term borrowings outstanding during the year. The decrease in 2002 from 2001 primarily reflects lower average interest rates and, to a lesser extent, a lower average level of short-term borrowings outstanding during 2002.

Interest Income

Interest income totaled $2.5 million, $5.9 million and $8.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. The decreasing trend since 2001 is primarily due to a decreasing average level of invested funds. The decrease for 2002 also reflects lower interest rates.

Other Investment Income, Net

Other investment income, net totaled $21.4 million, $0.8 million and $4.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. In the fourth quarter of 2003, Seaboard sold its equity investment in Fjord, recognizing a nontaxable gain of $18.0 million on the sale. See Note 3 to the Consolidated Financial Statements for further discussion. During 2001, Seaboard sold its shares of a long-term investment in a foreign company recognizing a gain of $3.7 million.

Foreign Currency Losses

Foreign currency losses totaled $8.0 million, $17.1 million and $8.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. The weakening economy and liquidity crisis in the Dominican Republic during 2003 has resulted in a significant devaluation of the Dominican peso. Foreign currency losses in 2003 in the Power segment totaled $6.7 million related to peso-denominated net assets compared to losses of $2.0 million for 2002 and a stable exchange rate in 2001. Conversely, the
Argentine peso has remained fairly stable during 2003 after two years of significant devaluation. The 2002 and 2001 foreign currency losses primarily reflect the Argentine peso devaluation effect on the dollar denominated net liabilities of the Sugar and Citrus segment for those years which totaled $12.5 million and $7.8 million, respectively. See Note 12 to the Consolidated Financial Statements for further discussion. In addition, during 2003 and 2002, Seaboard experienced increased foreign currency losses in its Commodity Trading and Milling division. Seaboard operates in many developing countries throughout the world. The political and economic conditions of these markets cause volatility in currency exchange rates and expose Seaboard to the risk of exchange loss.

                SEABOARD CORPORATION
         Managements's Discussion & Analysis


Miscellaneous, Net

Miscellaneous, net totaled $7.4 million, $(5.7) million and $5.6 million for the years ended December 31, 2003, 2002 and 2001, respectively. Included in 2003 and 2002 is $7.0 million and $18.3 million of proceeds from settlements of antitrust litigation primarily arising out of purchases of vitamins and methionine, feed additives used by Seaboard. Miscellaneous, net also includes the impact of changing interest rates on interest rate swap agreements which mature in 2011. Seaboard pays a weighted average fixed rate of 5.52% on the notional amount of $150.0 million and receives a variable interest rate in return. These contracts are marked-to-market. During 2003 and 2002, Seaboard recorded losses of $2.3 million and $25.0 million respectively, related to these swaps reflecting the higher contracted fixed rate compared to variable rates during those years. During 2001, Seaboard recognized a gain of $2.8 million on these contracts as variable rates were higher than the average fixed rate. These swap agreements do not qualify as hedges for accounting purposes and accordingly, changes in the market value are recorded to earnings as interest rates change. See Note 9 to the Consolidated Financial Statements for additional discussion.

Income Tax Expense

During 2003, Seaboard generated income from foreign operations which it plans to permanently invest overseas, free from U.S.
tax,  and  domestic source income.  In addition, while  the  2003 sale of Seaboard's equity interest in Fjord generated a book gain, it generated a capital loss for U.S. income tax purposes. Because of the uncertainty surrounding Seaboard's ability to utilize this loss, the tax benefit of this loss was offset by a valuation allowance. In the event Seaboard generates sufficient capital gains to utilize the capital losses, a tax benefit will be recognized. During 2002, Seaboard generated domestic source losses and also recognized a one-time tax benefit of $14.3 million related to the cumulative basis difference in the Argentine Sugar and Citrus subsidiary. See Note 7 to the Consolidated Financial Statements for further discussion.

OTHER FINANCIAL INFORMATION

Seaboard is subject to various federal and state regulations regarding environmental protection and land and water use. Among other things, these regulations affect the disposal of livestock waste and corporate farming matters in general. Management believes it is in compliance, in all material respects, with all such regulations. Laws and regulations in the states where Seaboard currently conducts its pork operations are restrictive. Future changes in environmental or corporate farming laws could affect the manner in which Seaboard operates its business and its cost structure.

On February 12, 2003, the Environmental Protection Agency (EPA) published its final regulations related to concentrated animal feeding operations (CAFOs) which are applicable to Seaboard's hog confinement operations. The regulations require Seaboard to obtain federal National Pollutant Discharge Elimination System (NPDES) Permits and to implement nutrient management plans with respect to virtually all of Seaboard's hog confinement operations. Management believes that it will be able to obtain the requisite permits and implement the requisite nutrient management plans without incurring expenditures which would have any material adverse effect on the financial condition or results of operations.

Management does not believe its businesses have been materially adversely affected by general inflation.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management has identified the accounting estimates believed to be the most important to the portrayal of Seaboard's financial condition and results, and which require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. These critical accounting policies include:

Allowance for doubtful receivables - Management uses various data and historical information to evaluate the adequacy of this reserve for receivables estimated to be uncollectible as of the consolidated balance sheet date. Changes in estimates, developing trends and other new information can have a material effect on future evaluations. Seaboard's receivables are heavily weighted towards foreign receivables ($155.8 million or 73% at

                SEABOARD CORPORATION
         Managements's Discussion & Analysis


December 31, 2003), including receivables from foreign affiliates as discussed below and the Power segment, which generally represent more of a collection risk than its domestic receivables. For receivables in the Power segment, which operates in the Dominican Republic (DR), Seaboard evaluates the adequacy on a specific customer basis. Historically, collection patterns in the DR have been sporadic and are sometimes based upon negotiated settlements for past due receivables resulting in material revisions to the allowance for doubtful accounts from year-to-year. See Note 13 to the Consolidated Financial Statements for further discussion of 2003 events in the DR. Future collections or lack thereof could result in a material charge or credit to earnings depending on the ultimate resolution of each individual customer past due receivable.

Investments in and advances to foreign affiliates - Management uses the equity method of accounting for these investments. At the balance sheet date, management will evaluate equity investments and related advances for a potential decline in value deemed other than temporary when management believes conditions warrant such an assessment. If management believes conditions warrant an assessment, such assessment is based on future projected net cash flows expected to be generated by the asset. These projected cash flows are subjective in nature and are based on management's best estimates and judgment. In addition, in most cases there is very little industry market data available for the countries in which these operations conduct their business. Since these investments mostly involve entities in foreign countries considered underdeveloped, changes in the local economy or political environment may occur suddenly and can materially alter the evaluation and estimates used to project cash flows. In most cases, Seaboard has an ongoing business relationship through sales of grain to these entities that also includes receivables from these foreign affiliates. Management considers the long-term business prospects of such investments when making its assessment. At December 31, 2003, the total investment in and advances to foreign affiliates was $46.7 million. See Note 5 to the Consolidated Financial Statements for further discussion.

Income Taxes - Income taxes are determined by management based on current tax regulations in the various worldwide taxing jurisdictions in which Seaboard conducts its business. In various situations, accruals have been made for estimates of the tax effects for certain transactions, business structures, the estimated reversal of timing differences and future projected profitability of Seaboard's various business units based on management's interpretation of existing facts, circumstances and tax regulations. Should new evidence come to management's attention which could alter previous conclusions or if taxing authorities disagree with the positions taken by Seaboard, the change in estimate could result in a material adverse impact on the financial statements. As of December 31, 2003, Seaboard has net deferred tax assets of $73.2 million, net of the valuation allowance of $23.9 million, and net deferred tax liabilities of $140.6 million. For the years ended December 31, 2003, 2002 and 2001, income tax expense included $11.9 million, $(26.2 million) and $26.2 million for deferred taxes to federal, foreign, state and local taxing jurisdictions.

Contingent liabilities - Management has evaluated the various exposures, including environmental exposures of its Pork division, as described in Note 11 to the Consolidated Financial Statements. Based on currently available information and analysis, management has analyzed the potential probability of the various exposures and believes that all such items have been adequately accrued for and reflected in the consolidated balance sheet as of December 31, 2003. Changes in information, legal statutes or events could result in management making changes in estimates that could have a material adverse impact on the financial statements.

DERIVATIVE INFORMATION

Seaboard is exposed to various types of market risks from its day-
to-day  operations.   Primary market risk exposures  result  from
changing commodity prices, foreign currency exchange rates and interest rates. Changes in commodity prices impact the cost of necessary raw materials, finished product sales and firm sales
commitments.   Seaboard uses various grain and meal  futures  and
options purchase contracts to manage certain risks of increasing prices of raw materials and firm sales commitments. Short sales contracts are then used to offset the open purchase derivatives when the related commodity inventory is purchased in advance of
the   derivative  maturity,  effectively  canceling  the  initial futures or option purchase contract. From time to time, hog futures are used to manage risks of increasing prices of live
hogs   acquired  for  processing.   Because  changes  in  foreign
currency exchange rates impact the cash paid or received on foreign currency denominated receivables and payables, Seaboard manages certain of these risks through the use of foreign currency forward exchange agreements. Changes in interest rates impact the

                SEABOARD CORPORATION
         Managements's Discussion & Analysis


cash required to service variable rate debt. From time to time, Seaboard uses interest rate swaps to manage risks of increasing interest rates.

Inventories that are sensitive to changes in commodity prices, including carrying amounts at December 31, 2003 and 2002, are presented in Note 4 to the Consolidated Financial Statements. Raw material requirements, finished product sales, and firm sales commitments are also sensitive to changes in commodity prices. The tables below provide information about Seaboard's derivative contracts that are sensitive to changes in commodity prices. Although used to manage overall market risks, Seaboard does not perform the extensive record-keeping required to account for commodity transactions as hedges. Management continues to believe its commodity futures and options are economic hedges and not speculative transactions although they do not qualify as hedges for accounting purposes. Since these derivatives are not accounted for as hedges, fluctuations in the related commodity prices could have a material impact on earnings in any given year. The following tables present the notional quantity amounts, the weighted average contract prices, the contract maturities, and the fair values of the open commodity derivative positions at December 31, 2003.

Trading:
                         Contract Volumes   Wtd.-avg.            Fair Value
Futures Contracts         Quantity Units    Price/Unit  Maturity   (000's)

Corn purchases - long   7,148,509  bushels  $  2.78       2004   $   662
Corn sales - short      3,167,605  bushels     3.00       2004      (150)
Wheat purchases - long  9,794,144  bushels     4.02       2004      (728)
Wheat sales - short     5,194,316  bushels     4.05       2004       597
Soybean meal purchases
 - long                   249,400  tons      220.16       2004     5,083
Soybean meal sales
 - short                  152,800  tons      231.43       2004    (1,764)

                         Contract Volumes   Wtd.-avg.            Fair Value
Options Contracts         Quantity Units    Price/Unit  Maturity   (000's)

Soybean meal puts
 written - long             6,000  bushels  $  3.00       2004   $    12
Soybean meal puts
 purchased - short          6,000  bushels     3.50       2004       (12)
Corn puts written
 - long                 2,411,356  bushels     0.11       2004        (5)
Corn puts purchased
 - long                   500,000  bushels     0.04       2004        14
Corn calls purchased
 - long collars         1,000,000  bushels     0.05       2004        51

At December 31, 2002, Seaboard had net trading contracts to purchase 11,454,000 bushels of grain (fair value of ($1,607,000)) and 98,400 tons of meal (fair value of $(10,000)).

The table below provides information about the forward currency exchange agreements entered into by Seaboard's commodity trading business and the related firm commitments and trade receivables and financial instruments sensitive to foreign currency exchange rates at December 31, 2003. Information is presented in U.S. dollar equivalents and all contracts mature in 2004. The table presents the notional amounts and weighted average exchange rate. The notional amount is generally used to calculate the contractual payments to be exchanged under the contract.

                SEABOARD CORPORATION
         Managements's Discussion & Analysis



                                               Contract/       Change in
(Dollars in thousands)                      Historical Cost   Fair Values
Trading:
  Forward  exchange agreements
   (receive $U.S./pay  South  African
    rand (ZAR))                                $10,288           $   (89)

Nontrading:
 Accounts receivables and firmly committed
  sales contracts (denominated in ZAR)         $68,877           $ 2,764
 Accounts receivables and firmly committed
  sales contracts (denominated in Euro)        $   773           $    (2)
 Firmly committed purchase contracts
  (denominated in ZAR)                         $   196           $     5

 Related derivatives:
  Forward exchange agreements
   (receive $U.S./pay ZAR)                     $68,877           $(2,809)
  Forward exchange agreements
   (receive $U.S./pay Euro)                    $   773           $     2
  Forward Exchange agreements
   (receive ZAR/pay $U.S.)                     $   196           $    (5)

Average contractual exchange rates:
 Forward exchange agreements
  (receive $U.S./pay ZAR)                         7.06
 Forward exchange agreements
  (receive $U.S./pay Euro)                        0.83
 Forward exchange agreements
  (receive ZAR/pay $U.S.)                         6.58

At December 31, 2002, Seaboard had net agreements to exchange the equivalent of $105,447,000 of South African rand at an average contractual exchange rate of 10.01 ZAR to one U.S. dollar and $892,000 of euros at an average rate of 0.99 euro to one U.S. dollar.

The table below provides information about Seaboard's non-trading financial instruments sensitive to changes in interest rates at December 31, 2003. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. At December 31, 2003, long-term debt included foreign subsidiary obligations of $2.5 million payable in Argentine pesos, $2.4 million denominated in CFA francs (a currency used in several central African countries), and $2.0 million denominated in U.S. dollars. At December 31, 2002, long-term debt included foreign subsidiary obligations of $2.6 million payable in Argentine pesos, $2.1 million denominated in CFA francs, and $2.0 million denominated in U.S. dollars. Weighted average variable rates are based on rates in place at the reporting date. Short-term instruments including short-term investments, non-trade receivables and current notes payable have carrying values that approximate market and are not included in this table due to their short-term nature.

(Dollars in thousands)   2004    2005    2006    2007    2008 Thereafter  Total

Long-term debt:
 Fixed rate            $55,474 $60,258 $41,975 $64,880 $13,845 $98,808 $335,240
 Average interest rate   7.02%   6.78%   6.87%   4.39%   5.70%   5.75%    6.02%
 Variable rate         $ 1,509 $     - $     - $     - $     - $41,789 $ 43,298
 Average interest rate   2.43%       -       -       -       -    1.3%    1.34%

Non-trading financial instruments sensitive to changes in interest rates at December 31, 2002 consisted of fixed rate long-term debt totaling $328.7 million with an average interest rate of 7.21%, and variable rate long-term debt totaling $45.9 million with an average interest rate of 1.69%.

Seaboard entered into five, ten-year interest rate exchange agreements during 2001 in which Seaboard pays a stated fixed rate and receives a variable rate of interest on a total notional amount of $150.0 million. As of December 31, 2003, the weighted average fixed rate payable was 5.52% and the aggregate fair value of the contracts at December 31, 2003 of $(14.2) million was recorded in accrued financial derivative liabilities. As of
December 31, 2002, these agreements had a net fair value of $(18.0) million.

                SEABOARD CORPORATION


Responsibility for Financial Statements

The consolidated financial statements appearing in this annual report have been prepared by management in conformity with accounting principles generally accepted in the United States of America and necessarily include amounts based upon judgments with due consideration given to materiality.

Management relies on a system of internal accounting controls that is designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with company policy and are properly recorded, and accounting records are adequate for preparation of financial statements and other information. The concept of reasonable assurance is based on recognition that the cost of a control system should not exceed the benefits expected to be derived and such evaluations require estimates and judgments. The design and effectiveness of the system are monitored by a professional staff of internal auditors.

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


Independent Auditors' Report

We have audited the accompanying consolidated balance sheets of Seaboard Corporation and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of earnings, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations", and FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", and changed its method of accounting for costs expected to be incurred during regularly scheduled drydocking of vessels from the accrual method to the direct-expense method in 2003.


                                    /s/ KPMG LLP


Kansas City, Missouri
February 23, 2004

                SEABOARD CORPORATION
             Consolidated Balance Sheets


                                                            December 31,
(Thousands of dollars except per share amounts)         2003            2002

                               Assets
Current assets:
   Cash and cash equivalents                        $   37,377      $   23,242
   Short-term investments                               58,022          30,337
   Receivables:
      Trade                                            152,136         150,563
      Due from foreign affiliates                       47,979          41,360
      Other                                             13,257          26,047
                                                       213,372         217,970
      Allowance for doubtful receivables               (23,359)        (16,178)
        Net receivables                                190,013         201,792
   Inventories                                         276,033         243,949
   Deferred income taxes                                17,972          15,481
   Other current assets                                 35,419          42,896
        Total current assets                           614,836         557,697
Investments in and advances to foreign affiliates       46,680          83,855
Net property, plant and equipment                      643,968         621,593
Other assets                                            20,207          17,996
Total Assets                                        $1,325,691      $1,281,141

                       Liabilities and Stockholders' Equity
Current liabilities:
   Notes payable to banks                           $   75,564      $   76,112
   Current maturities of long-term debt                 56,983          55,869
   Accounts payable                                     61,817          67,464
   Accrued compensation and benefits                    42,509          35,633
   Accrued financial derivative liabilities             20,109          33,630
   Income taxes payable                                 19,692          17,583
   Other accrued liabilities                            67,416          70,071
      Total current liabilities                        344,090         356,362
Long-term debt, less current maturities                321,555         318,746
Deferred income taxes                                   85,295          71,509
Other liabilities                                       46,720          40,639
      Total non-current and deferred liabilities       453,570         430,894
Minority and other noncontrolling interests              7,466           7,154
Commitments and contingent liabilities
Stockholders' equity:
   Common stock of $1 par value.  Authorized
      4,000,000 shares; issued and outstanding
      1,255,054 shares                                   1,255           1,255
   Accumulated other comprehensive loss                (61,527)        (67,284)
   Retained earnings                                   580,837         552,760
      Total stockholders' equity                       520,565         486,731
Total Liabilities and Stockholders' Equity          $1,325,691      $1,281,141

                See accompanying notes to consolidated financial statements.

                SEABOARD CORPORATION
         CONSOLIDATED STATEMENTS OF EARNINGS


                                                  Years ended December 31,
(Thousands of dollars except per share amounts) 2003        2002        2001
Net sales:
 Products                                    $1,474,101  $1,365,314 $1,342,889
 Service revenues                               437,617     400,887    398,149
 Other                                           69,622      63,106     63,572
   Total net sales                            1,981,340   1,829,307  1,804,610
Cost of sales and operating expenses:
 Products                                     1,362,904   1,296,370  1,202,752
 Services                                       379,681     337,177    329,773
 Other                                           51,934      45,717     42,545
   Total cost of sales and operating expenses 1,794,519   1,679,264  1,575,070
Gross income                                    186,821     150,043    229,540
Selling, general and administrative expenses    118,035     102,918    115,188
   Operating income                              68,786      47,125    114,352
Other income (expense):
   Interest expense                             (26,847)    (22,659)   (27,732)
   Interest income                                2,520       5,887      8,500
   Other investment income, net                  21,440         757      4,823
   Loss from foreign affiliates                 (21,274)    (16,826)    (9,508)
   Minority and other noncontrolling interests     (332)     (1,087)         -
   Foreign currency loss, net                    (7,965)    (17,143)    (8,776)
   Miscellaneous, net                             7,393      (5,696)     5,564
     Total other income (expense), net          (25,065)    (56,767)   (27,129)
Earnings (loss) before income taxes and
 cumulative effect of changes in accounting
 principles                                      43,721      (9,642)    87,223
Income tax benefit (expense)                    (14,747)     23,149    (35,234)
Earnings before cumulative effect of changes
 in accounting principles                        28,974      13,507     51,989
Cumulative effect of changes in accounting for
 asset retirement obligations, drydock accruals,
 and variable interest entities, net of income
 tax expense of $52                               2,868           -          -
Net earnings                                 $   31,842  $   13,507 $   51,989
Net earnings per common share:
Net earnings before cumulative effect of
 changes in accounting principles            $    23.08  $     9.38 $    34.95
Cumulative effect of changes in accounting for
 asset retirement obligations, drydock accruals,
 and variable interest entities                    2.29           -          -
Net earnings per common share                $    25.37  $     9.38 $    34.95
Dividends declared per common share          $     3.00  $     2.50 $     1.00
Average number of shares outstanding          1,255,054   1,439,753  1,487,520
Pro forma amounts assuming changes in
 accounting for asset retirement obligations,
 drydock accruals, and variable interest
 entities were applied retroactively:
   Net earnings                              $   28,800  $   13,373 $   51,890
   Net earnings per common share             $    22.95  $     9.29 $    34.88

               See accompanying notes to consolidated financial statements.

                SEABOARD CORPORATION
     Consolidated Statements of Changes in Equity
                                                                       Accumulated
                                                                          Other
(Thousands of dollars                 Common   Treasury   Additional  Comprehensive   Retained
 except per share amounts)             Stock    Stock      Capital        Loss        Earnings    Total
Balances, January 1, 2001             $1,790   $(302)      $ 13,214    $   (106)      $526,089   $540,685
Comprehensive loss
   Net earnings                                                                         51,989     51,989
   Other comprehensive loss net
     of income tax benefit of $115:
       Foreign currency translation
        adjustment                                                      (62,433)                  (62,433)
       Unrealized loss on investments                                      (213)                     (213)
       Unrecognized pension cost                                         (1,273)                   (1,273)
       Cumulative effect of SFAS 133
         adoption related to deferred
         gains on interest rate swaps                                     1,352                     1,352
       Amortization of deferred
         gains on interest rate swaps                                      (200)                     (200)
Comprehensive loss                                                                                (10,778)
Dividends on common stock                                                               (1,487)    (1,487)
Balances, December 31, 2001            1,790    (302)        13,214     (62,873)       576,591    528,420
Comprehensive income
   Net earnings                                                                         13,507     13,507
   Other comprehensive income net
     of income tax benefit of $37,557:
       Foreign currency translation
        adjustment                                                           33                        33
       Unrealized gain on investments                                       282                       282
       Unrecognized pension cost                                         (4,526)                   (4,526)
       Amortization of deferred
         gains on interest rate swaps                                      (200)                     (200)
Comprehensive income                                                                                9,096
Repurchase of common stock and
  cancellation of treasury stock        (535)    302        (13,214)                   (33,794)   (47,241)
Dividends on common stock                                                               (3,544)    (3,544)
Balances, December 31, 2002            1,255       -              -     (67,284)       552,760    486,731
Comprehensive income
   Net earnings                                                                         31,842     31,842
   Other comprehensive income net
     of income tax benefit of $3,470:
       Foreign currency translation
        adjustment                                                        6,065                     6,065
       Unrealized loss on investments                                      (104)                     (104)
       Unrecognized pension cost                                             27                        27
       Unrealized loss on cash flow
        hedges                                                              (30)                      (30)
       Amortization of deferred
         gains on interest rate swaps                                      (201)                     (201)
Comprehensive income                                                                               37,599
Dividends on common stock                                                               (3,765)    (3,765)
Balances, December 31, 2003           $1,255   $   -       $      -    $(61,527)      $580,837   $520,565

                See accompanying notes to consolidated financial statements.

                SEABOARD CORPORATION
        Consolidated Statements of Cash Flows

                                                     Years ended December 31,
(Thousands of dollars)                               2003      2002      2001
   Cash flows from operating activities:
   Net earnings                                   $ 31,842 $  13,507 $  51,989
   Adjustments to reconcile net earnings to cash
     from operating activities:
       Depreciation and amortization                64,203    52,636    55,800
       Loss from foreign affiliates                 21,274    16,826     9,508
       Other investment income, net                (21,440)     (757)   (4,823)
       Foreign currency exchange (gains) losses     (3,775)   15,552     7,830
       Cumulative effect of accounting changes,
        net                                         (2,868)        -         -
       Deferred income taxes                         7,773   (26,244)   26,086
       Loss (gain) from sale of fixed assets         1,280    (1,452)   (1,958)
   Changes in current assets and liabilities:
        Receivables, net of allowance               14,067   (28,408)    7,085
        Inventories                                (28,983)  (50,917)   (8,831)
        Other current assets                        12,039    (3,292)  (21,725)
        Current liabilities exclusive of debt       (7,634)   41,693    31,202
   Other, net                                        3,913    (1,658)    7,065
Net cash from operating activities                  91,691    27,486   159,228
   Cash flows from investing activities:
   Purchase of short-term investments              (88,453) (129,806) (388,786)
   Proceeds from the sale of short-term
    investments                                     51,246   223,643   270,204
   Proceeds from the maturity of short-term
    investments                                        165     2,725    84,016
   Proceeds from disposition of investment in
    foreign affiliate                               37,390         -         -
   Investments in and advances to foreign
    affiliates, net                                 (1,388)  (27,674)   (5,048)
   Capital expenditures                            (31,472) (149,879)  (54,962)
   Other, net                                       10,490     9,487     7,101
Net cash from investing activities                 (22,022)  (71,504)  (87,475)
   Cash flows from financing activities:
   Notes payable to banks, net                        (548)   38,409   (42,777)
   Proceeds from issuance of long-term debt              -   109,000         -
   Principal payments of long-term debt            (52,922)  (51,352)  (31,773)
   Purchase of common stock                              -   (47,241)        -
   Sale of minority interest in a controlled
    subsidiary                                           -         -     5,000
   Dividends paid                                   (3,765)   (3,544)   (1,487)
   Bond construction fund                              654       563     3,116
   Other, net                                       (1,588)        -         -
Net cash from financing activities                 (58,169)   45,835   (67,921)
Effect of exchange rate change on cash               2,635    (1,572)     (595)
Net change in cash and cash equivalents             14,135       245     3,237
Cash and cash equivalents at beginning of year      23,242    22,997    19,760
Cash and cash equivalents at end of year          $ 37,377 $  23,242 $  22,997

            See accompanying notes to consolidated financial statements.

                SEABOARD CORPORATION
      Notes to Consolidated Financial Statements


Note 1

Summary of Significant Accounting Policies

Operations of Seaboard Corporation and its Subsidiaries

Seaboard Corporation and its subsidiaries (Seaboard) is a diversified international agribusiness and transportation company primarily engaged domestically in pork production and processing, and cargo shipping. Overseas, Seaboard is primarily engaged in commodity merchandising, flour and feed milling, sugar production, and electric power generation. Seaboard Flour, LLC (the Parent Company) is the owner of 70.7% of Seaboard's outstanding common stock.

Principles of Consolidation and Investments in Affiliates

The consolidated financial statements include the accounts of Seaboard Corporation and its domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The investments in non-controlled affiliates are accounted for by the equity method. Financial information from certain foreign subsidiaries and affiliates is reported on a one- to three-month lag depending on the specific entity.

Short-term Investments

Short-term investments are retained for future use in the business and may include money market accounts, tax-exempt bonds, corporate bonds and U.S. government obligations. All short-term investments held by Seaboard are categorized as available-for-sale and are reported at fair value with any related unrealized gains and losses reported net of tax, as a component of accumulated other comprehensive income. When held, the cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and primarily do not bear interest. The allowance for doubtful accounts is Seaboard's best estimate of the amount of probable credit losses in Seaboard's existing accounts receivable. For most operating segments, Seaboard uses a specific identification approach to determine, in management's best judgment, the collection value of certain past due accounts. For the Marine, and Sugar and Citrus segments, the allowance for doubtful accounts is based on an aging percentage methodology primarily based on historical write-off experience. Seaboard reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Seaboard uses the lower of last-in, first-out (LIFO) cost or market for determining inventory cost of live hogs, dressed pork product and related materials. All other inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

Property, Plant and Equipment

Property, plant and equipment are carried at cost and are being depreciated generally on the straight-line method over useful lives ranging from 3 to 30 years. Property, plant and equipment leases which are deemed to be installment purchase obligations have been capitalized and included in the property, plant and equipment accounts. Routine maintenance, repairs, and minor renewals are charged to operations while major renewals and improvements are capitalized.

Deferred Grant Revenue

Included in other liabilities at December 31, 2003 and 2002 is $9,010,000 and $9,434,000, respectively, of deferred grant revenue. Deferred grant revenue represents economic development funds contributed by government entities that were limited to construction of a hog processing facility in Guymon, Oklahoma. Deferred grants are being amortized to income over the life of the assets acquired with the funds.

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

                SEABOARD CORPORATION
      Notes to Consolidated Financial Statements


Revenue Recognition

Revenue of the containerized cargo service is recognized ratably over the transit time for each voyage. Revenue of the commodity trading business is recognized when the commodity is delivered to the customer. Revenues from all other commercial exchanges are recognized at the time title to the goods transfers to the buyer.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Earnings Per Common Share

Earnings per common share are based upon the average shares outstanding during the period. Average shares outstanding were 1,255,054, 1,439,753 and 1,487,520 for the years ended December
31, 2003, 2002 and 2001, respectively. Basic and diluted earnings per share are the same for all periods presented.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, management considers all demand deposits and overnight investments as cash equivalents. Included in accounts payable are outstanding checks in excess of cash balances of $16,935,000 and $23,782,000 at December 31, 2003 and 2002, respectively. The amounts paid for interest and income taxes are as follows:

                                       Years ended December 31,
(Thousands of dollars)                  2003     2002     2001

Interest (net of amounts capitalized) $26,891  $21,310  $29,182
Income taxes                            3,039    2,856    2,557

Supplemental Noncash Transactions

As of December 31, 2003, Seaboard consolidated the balance sheets of certain variable interest entities as required by Financial Accounting Standards Board (FASB) Interpretation No. 46, revised December 2003 (FIN 46) resulting in an increase in net fixed assets, related debt and other non-controlling interests of $31,717,000, $31,492,000 and $1,619,000, respectively. See below for further discussion under the caption Accounting Changes and New Accounting Standards.

During 2003, in connection with the purchase of certain hog production facilities previously leased under master lease agreements, Seaboard recorded fixed assets of $25,042,000 and assumed debt and a related interest payable totaling $24,507,000. See Note 6 for additional information.

During 2002, Seaboard also acquired previously leased hog production facilities valued at $117,535,000 assuming a $10,000,000 bond payable and $2.2 million of related funds held in trust which were used to repay a portion of the bonds assumed. This purchase was financed primarily with proceeds from a private placement of senior notes as discussed in Note 8.

As more fully described in Note 12, the volatility of the Argentine peso has affected the U.S. dollar value of the peso-denominated assets and liabilities of the Sugar and Citrus segment. During 2003, this segment recorded non-cash net gains of $3,775,000 related to the revaluation of certain dollar-denominated net liabilities compared to non-cash net losses of $15,552,000 and $7,830,000 for 2002 and 2001, respectively. The following  table  shows  the non-cash

                SEABOARD CORPORATION
      Notes to Consolidated Financial Statements


impact  of   the   change   in  exchange   rates on various peso-
denominated balance sheet items caused by the Argentine peso devaluation during 2002 and 2001, and its subsequent strengthening during 2003.

                                                 Years ended December 31,
Increase (Decrease) (Thousands of dollars)       2003      2002      2001

Working capital                               $  7,545  $(17,177) $(22,355)
Fixed assets                                     6,545   (35,302)  (47,244)
Other long-term net assets or liabilities          (62)   (2,107)      625

As  more  fully  described in Note 2, during 2001  $1,007,000  in
previously   recorded   payables  was  contributed   as   partial
consideration received for the sale of a minority interest in a power barge.

Foreign Currency Transactions and Translation

Seaboard has operations in and transactions with customers in a number of foreign countries. The currencies of the countries fluctuate in relation to the U.S. dollar. Certain of the major contracts and transactions, however, are denominated in U.S. dollars. In addition, the value of the U.S. dollar fluctuates in relation to the currencies of countries where certain of Seaboard's foreign subsidiaries and affiliates primarily conduct business. These fluctuations result in exchange gains and losses. The activities of these foreign subsidiaries and affiliates are primarily conducted with U.S. subsidiaries or operate in hyper-inflationary environments. As a result, the
financial   statements  of  certain  foreign   subsidiaries   and
affiliates  are  re-measured  using  the  U.S.  dollar   as   the
functional currency.

Seaboard's Sugar and Citrus segment and two foreign affiliates (a Bulgarian wine business and a flour and feed milling operation in Kenya), use local currency as their functional currency. Assets and liabilities of these subsidiaries are translated to U.S. dollars at year-end exchange rates, and income and expense items are translated at average rates during the year. Translation gains and losses are recorded as components of other comprehensive loss. U.S. dollar denominated net asset or liability conversions to the local currency are recorded through income.

Derivative Instruments and Hedging Activities

Effective January 1, 2001, Seaboard adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Investments and Hedging Activities," as amended. This statement requires that an entity recognize all derivatives as either assets or liabilities at their fair values. Accounting for changes in the fair value of a derivative depends on its designation and effectiveness. Derivatives qualify for treatment as hedges for accounting purposes when there is a high correlation between the change in fair value of the instrument and the related change in value of the underlying commitment. In order to designate a derivative financial instrument as a hedge for accounting purposes, extensive record-keeping is required.
For derivatives that qualify as hedges for accounting purposes, the change in fair value has no net impact on earnings until the hedged transaction affects earnings. For derivatives that are not designated as hedging instruments for accounting purposes, or for the ineffective portion of a hedging instrument, the change in fair value does affect current period net earnings.

Seaboard holds and issues certain derivative instruments to manage various types of market risks from its day-to-day operations including commodity futures and option contracts, foreign currency exchange agreements and interest rate exchange agreements. While management believes each of these instruments effectively manages various market risks, only certain instruments are designated and accounted for as hedges as a result of the extensive record-keeping requirements.

Adoption of SFAS 133 resulted in adjustments during 2001 primarily to Seaboard's balance sheet as derivative instruments and related agreements and deferred amounts were recorded as assets and liabilities with corresponding adjustments to other comprehensive loss or earnings. The adoption resulted in a cumulative-effect-type adjustment increasing other comprehensive income by $1,352,000, net of related income taxes, as deferred proceeds from previously terminated swap agreements were reclassified from liabilities. The adoption did not have a material impact on net earnings or cash flows.

                SEABOARD CORPORATION
      Notes to Consolidated Financial Statements


Transactions with Parent Company

As of December 31, 2003 and 2002, Seaboard had a liability to the Parent Company of $15,000 and $51,000, respectively for a deposit to pay for any miscellaneous operating expenses incurred by Seaboard on behalf of the Parent Company. At December 31, 2001, Seaboard had a long-term receivable balance from the Parent Company of $8,576,000. Interest on this receivable was charged at the prime rate. In the first quarter of 2002, the receivable was formalized into Promissory Notes payable upon demand, was collateralized by 100,000 shares of Seaboard stock, and Seaboard advanced an additional $1,553,000 to the Parent Company and changed the interest rate to be the greater of the prime rate or 7.88% per annum. In October 2002, Seaboard effectively repurchased common stock from its Parent Company and the Parent Company repaid the Promissory Note in full. Related interest income for the years ended December 31, 2002 and 2001 amounted to $634,000 and $580,000, respectively. See Note 12 for further discussions.

Accounting Changes and New Accounting Standards

Effective January 1, 2003, Seaboard adopted Statement of Financial Accounting Standard No. 143 (SFAS 143), "Accounting for Asset Retirement Obligations," which required Seaboard to record a long-lived asset and related liability for asset retirement obligation costs associated with the closure of the hog lagoons it is legally obligated to close. Management has performed detailed assessments and obtained the appraisals to estimate the future retirement costs and, accordingly, on January 1, 2003, the cumulative effect of the change in accounting principle was recorded with a charge to earnings of $2,195,000 ($1,339,000 net of tax, or $1.07 per common share), an increase in fixed assets of $3,221,000, and the recognition of a liability, discounted to reflect present value, of $5,416,000. The retirement asset is depreciated over the economic life of the related asset. The annual accretion of the liability of $420,000 and depreciation of the assets of $124,000 during 2003 decreased operating income, net earnings and net earnings per common share by $544,000, $332,000 and $0.26 per share, respectively. The accrued closure obligation of $6,086,000 as of December 31, 2003 also reflects $250,000 related to sites added during 2003. If Seaboard had adopted SFAS 143 retroactively to January 1, 2001, operating income, net earnings and net earnings per common share would have decreased by $526,000, $321,000 and $0.22 per share, respectively,  for  2002  and $441,000, $269,000  and  $0.18  per
share, respectively, for 2001.

Through December 31, 2002, costs expected to be incurred during regularly scheduled drydocking of vessels were accrued ratably prior to the drydock date. Effective January 1, 2003, Seaboard changed its method of accounting for these costs from the accrual method to the direct-expense method. Under the new accounting method, drydock maintenance costs are recognized as expense when maintenance services are performed. Management believes the newly adopted accounting principle is preferable in these circumstances because the maintenance expense is not recorded until the maintenance services are performed and, accordingly, the direct-expense method eliminates significant estimates and judgments inherent under the accrual method. As a result, on January 1, 2003, the balance of the accrued liability for drydock maintenance as of December 31, 2002 for its Marine, Commodity Trading and Milling, and Power segments was reversed, resulting in an increase in earnings of $6,393,000 ($4,987,000 net of related tax expense, or $3.97 per common share) as a cumulative effect of a change in accounting principle. The change from accruing in advance to expensing as incurred increased operating income, net earnings and net earnings per common share by $1,420,000, $1,076,000 and $0.86 per share, respectively, during 2003. If the change in accounting principle was made retroactively to January 1, 2001, operating income, net earnings and net earnings per common share would have increased by $341,000, $413,000, and $0.29 per share, respectively, for 2002, and $556,000, $431,000, and $0.29 per common share, respectively, for 2001.

In 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities" (VIEs). FIN 46 applies to entities if its total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated support or if the equity investors lack certain characteristics of a controlling financial interest. If an entity has these characteristics, FIN 46 requires a test to identify the primary beneficiary based on expected losses and expected returns associated with the variable interest. The primary beneficiary is then required to consolidate the entity. As of December 31, 2003, Seaboard adopted FIN 46 and performed the required analysis to determine whether its non-consolidated affiliates or other arrangements qualified as VIEs pursuant to the requirements. Based on these evaluations, the VIEs for which Seaboard was determined to be the primary beneficiary are discussed in the following paragraph. In the event of certain changes in structure as defined in FIN 46, Seaboard will re-evaluate those relationships as needed.

                SEABOARD CORPORATION
      Notes to Consolidated Financial Statements


Seaboard is a party to certain contract production agreements (the "Facility Agreements") with limited liability companies which own certain of the facilities used in connection with the Pork segment's vertically integrated hog production. Through December 31, 2003 these arrangements were accounted for as operating leases. These facilities are owned by companies considered to be VIEs in accordance with FIN 46, for which Seaboard is deemed to be the primary beneficiary. Accordingly, Seaboard consolidated these entities as of December 31, 2003. In December 2003, Seaboard assumed the bank debt (with a balance of $29,895,000 at December 31, 2003) of one VIE. Under that Facility Agreement, which supplies approximately 14% of the
Seaboard-owned hogs processed at the plant, Seaboard has the right to acquire any or all of the properties at the adjusted production cost, as defined. In the event Seaboard does not acquire any property which it has ceased to lease, Seaboard has the obligation for any deficiency between the adjusted production cost of the property and the price for which it is sold. As of December 31, 2003, the adjusted production cost of these fixed assets was $30,699,000. Consolidation of these VIEs on December 31, 2003, including the debt assumption, increased fixed assets, debt and non-controlling interest by $31,717,000, $31,492,000 and $1,619,000, respectively, and decreased net liabilities by $116,000, with a cumulative effect of a change in accounting principle for the excess of fixed asset depreciation over mortgage loan amortization of $1,278,000, ($780,000 net of tax, or $0.62 per common share). If the consolidation requirements would have been applied retroactively to January 1, 2001, operating income, net earnings, and net earnings per common share would have decreased by $252,000, $174,000 and $0.14, respectively for 2003, $370,000, $226,000 and $0.16, respectively for 2002, and $428,000, $261,000 and $0.18 respectively for 2001.


Note 2

Dispositions of Businesses

Effective December 31, 2001, Seaboard sold a ten percent minority interest in its power barge placed in service during the fourth quarter of 2000 in the Dominican Republic for $6,007,000, consisting of $5,000,000 cash and $1,007,000 in contributed payables previously recorded by Seaboard. No gain or loss was recognized on the sale. As part of the sale agreement, the buyer has the option to sell its interest back to Seaboard at any time until December 31, 2004 for the recorded book value at the time of the sale, pending collections of outstanding receivables. During January 2004, the buyer provided notice to exercise his option. As of December 31, 2003, the recorded book value of $5,740,000 is included in minority and other non-controlling interests on the Consolidated Balance Sheets.


Note 3

Investments

Seaboard's short-term marketable debt securities are treated as available-for-sale securities and are stated at their fair market values, which approximates amortized cost. As of December 31, 2003, no investment is valued at less than its cost. All available for sale securities are readily available to meet current operating needs. The following is a summary of the estimated fair value of available-for-sale securities classified as short-term investments at December 31, 2003 and 2002.

                                                     December 31,
(Thousands of dollars)                              2003      2002

Obligations of states and political subdivisions  $24,520   $10,765
Money market funds                                 33,502    19,572
Total short-term investments                      $58,022   $30,337

                SEABOARD CORPORATION
      Notes to Consolidated Financial Statements


Other investment income for each year is as follows:

                                        Years ended December 31,
(Thousands of dollars)                  2003     2002       2001
Realized gain on sale/exchange of
 non-controlled affiliates            $18,036  $     -   $ 18,745
Loss from other-than-temporary
 decline in investment value                -        -    (18,635)
Realized gain on sale of securities     1,081      383      1,192
Other                                   2,323      374      3,521
Other investment income, net          $21,440  $   757   $  4,823

Through May 2001, Seaboard owned a 42.5% non-controlling interest in a joint venture in Maine primarily engaged in the production and processing of salmon and other seafood products. This investment was accounted for using the equity method. In May 2001, this joint venture completed a merger with Fjord Seafood ASA (Fjord), an integrated salmon producer and processor headquartered in Norway. The merger resulted in Seaboard exchanging its interest for 5,950,000 shares, or 7%, of common stock of Fjord. Based on the fair market value of Fjord stock on May 2, 2001, as quoted on the Oslo Stock Exchange, Seaboard recognized a gain in the second quarter of 2001 of $18,745,000 ($11,434,000 after taxes) related to this transaction.

In mid-August 2001, Fjord's management announced significantly lower operating results primarily caused by sustained low market prices for salmon resulting in a decline of Fjord's stock price. On September 28, 2001, Fjord's management announced plans for a Norwegian Kroner (NOK) 700 million private placement to raise needed capital. As a result of the events discussed above and the amount of the per share price decline, management determined the decline in value of its total investment in Fjord was other than temporary. As a result, a charge to earnings was recorded in the third quarter of 2001 for $18,635,000 ($11,367,000 after taxes). In November 2001, Fjord completed the private placement. As part of this plan, Seaboard invested an additional $10,779,000 for 15,800,000 shares at NOK 6 per share, increasing its ownership to approximately 11%. During the third quarter of 2002, Seaboard increased its ownership in Fjord to approximately 21% (see Note 5). During the fourth quarter of 2003, Seaboard sold its equity investment for $37,273,000, resulting in a gain on the sale of $18,036,000, which includes approximately $3,537,000 of foreign currency translation gains previously recorded through other comprehensive income. The gain was not subject to tax. See Note 7 for further discussion of the tax treatment.


Note 4

Inventories

A summary of inventories at the end of each year is as follows:

                                                               December 31,
(Thousands of dollars)                                        2003      2002
At lower of LIFO cost or market:
      Live hogs & materials                                 $142,396  $129,386
      Dressed pork & materials                                22,220    21,198
                                                             164,616   150,584
      LIFO allowance                                          (7,608)  (11,422)
              Total inventories at lower of LIFO cost or
               market                                        157,008   139,162
At lower of FIFO cost or market:
      Grain, flour and feed                                   87,831    80,618
      Sugar produced & in process                             14,807     9,929
      Other                                                   16,387    14,240
              Total inventories at lower of FIFO cost or
               market                                        119,025   104,787
               Total inventories                            $276,033  $243,949

                SEABOARD CORPORATION
      Notes to Consolidated Financial Statements

The use of the LIFO method increased 2003 net earnings by $2,327,000 ($1.85 per common share) and decreased net earnings in 2002 and 2001 by $3,777,000 ($2.62 per common share) and
$2,992,000 ($2.01 per common share), respectively. If the FIFO method had been used for certain inventories of the Pork Division, inventories would have been $7,608,000 and $11,422,000 higher than those reported at December 31, 2003 and 2002, respectively.


Note 5

Investments in and Advances to Foreign Affiliates

Seaboard's investments in and advances to non-controlled, non-consolidated foreign affiliates are primarily with businesses conducting flour, maize and feed milling. The location and percentage ownership of these foreign affiliates are as follows:
Angola (45%), the Democratic Republic of Congo (50%), Lesotho (50%), Kenya (35%), Mozambique (50%) and Nigeria (45-48%) in Africa; Ecuador (50%) in South America; and Haiti (33%) in the Caribbean. In addition, Seaboard owns a 37% investment in, and has made advances to a wine business in Bulgaria. The equity method is used to account for these investments.

The investments in foreign affiliates are primarily carried at Seaboard's share of equity in the underlying net assets of each subsidiary. Certain of these foreign affiliates operate under restrictions imposed by local governments which limit management's ability to have significant influence on their operations. These restrictions have resulted in a loss in value of these investments and advances that are other than temporary. Use of the equity method was suspended for these investments and the impairment charge to earnings was recorded in years prior to 2001.

As discussed in Note 3, during the fourth quarter of 2003, Seaboard sold its equity investment in Fjord, previously accounted for as a non-controlled foreign affiliate. During the third quarter of 2002, Seaboard purchased for $26,908,000 an additional 66,666,667 shares of Fjord increasing its ownership to 21%.

During 2003, the Bulgarian wine business (the Business) went through a troubled debt restructuring. See Note 13 for further discussion. In addition, as of December 31, 2003, the Business evaluated the recoverability of its long-lived assets based on projected future cash flows. Based on this evaluation, management does not believe there is an other-than-temporary decline in value for this investment. As of December 31, 2003, the book value of Seaboard's investments in and advances to the Business totaled $17,027,000.

Seaboard generally is the primary provider of choice for grains and supplies purchased by the non-controlled foreign affiliates primarily conducting grain processing. Sales of grain and supplies to these non-consolidated foreign affiliates included in consolidated net sales for the years ended December 31, 2003, 2002 and 2001 amounted to $148,318,000, $124,151,000 and
$113,191,000,  respectively.   At December  31,  2003  and  2002,
Seaboard had $28,040,000 and $27,151,000, respectively, of investments in and advances to, and $46,434,000 and $41,308,000, respectively, of receivables due from, these foreign affiliates.

Combined condensed financial information of the non-controlled, non-consolidated foreign affiliates for their fiscal periods ended within each of Seaboard's years ended, including the new acquisitions since their respective investment dates, and the operations of affiliates through disposition dates, are as follows:

Commodity Trading and Milling Segment       December 31,
(Thousands of dollars)                 2003     2002      2001

Net sales                           $329,506  296,261   280,792
Net loss                            $ (1,408)  (9,407)  (12,447)
Total assets                        $178,458  160,658   150,085
Total liabilities                   $120,986  107,103    87,181
Total equity                        $ 57,472   53,555    62,904

                SEABOARD CORPORATION
      Notes to Consolidated Financial Statements


Other Businesses                            December 31,
(Thousands of dollars)                 2003     2002      2001

Net sales                           $614,626  438,263   174,549
Net loss                            $(90,497) (74,281)  (24,792)
Total assets                        $ 64,106  708,096   617,373
Total liabilities                   $ 49,000  476,356   497,169
Total equity                        $ 15,106  231,740   120,204

Although the balance sheet data for the Other Businesses in  2003 excludes amounts related to Fjord, net sales and net loss for 2003 reflect $571,978,000 and $(77,030,000) respectively, related to Fjord's operations through the date of disposition.


Note 6

Property, Plant and Equipment

A  summary  of property, plant and equipment at the end  of  each year is as follows:
                                                  December 31,
(Thousands of dollars)                           2003       2002

Land and improvements                       $  106,864  $  84,879
Buildings and improvements                     272,269    238,638
Machinery and equipment                        544,098    502,800
Transportation equipment                       108,194    106,909
Office furniture and fixtures                   12,881     12,355
Construction in progress                        11,658     20,426
                                             1,055,964    966,007
Accumulated depreciation and amortization     (411,996)  (344,414)
  Net property, plant and equipment         $  643,968  $ 621,593

During 2003, Seaboard purchased certain hog production facilities previously leased under a master lease agreement for $25,042,000 consisting of $535,000 net cash and the assumption of $24,358,000 in bank debt, and a related interest payable. In addition, as of December 31, 2003, Seaboard adopted FIN 46 as discussed in Note 1, which required the consolidation of certain limited liability companies for which Seaboard was determined to be the primary beneficiary. Consolidation of these entities increased fixed assets and accumulated depreciation as of December 31, 2003 by $38,059,000 and $6,342,000, respectively.

During 2003, Seaboard sold certain hog production facilities for approximately $6,400,000 and entered into a grow finish agreement with the purchaser of the facilities, with a term expiring in 2018. The deferred gain on the sale of $432,000 will be amortized over the term of that agreement.

During 2002, Seaboard purchased certain hog production facilities previously leased under a master lease agreement with Shawnee Funding, Limited Partnership for $117,535,000, consisting of $107,535,000 net cash and the assumption of a $10,000,000 bond payable. This purchase was primarily financed with the proceeds from a private placement of notes for $109,000,000 as discussed in Note 8.

                SEABOARD CORPORATION
      Notes to Consolidated Financial Statements


Note 7

Income Taxes

Income taxes attributable to continuing operations for the years ended December 31, 2003, 2002 and 2001 differ from the amounts computed by applying the statutory U.S. Federal income tax rate to earnings (loss) from continuing operations before income taxes for the following reasons:

                                                     Years ended December 31,
(Thousands of dollars)                                2003     2002      2001

Computed "expected" tax expense (benefit)          $ 15,302 $ (3,375) $ 30,988
Adjustments to tax expense (benefit) attributable
 to:
  Foreign tax differences                            (9,195) (19,083)   (3,175)
  Tax-exempt investment income                          (55)     (87)     (497)
  State income taxes, net of Federal benefit            407      313       582
  Change in valuation allowance                       4,638   10,352     6,794
  Other                                               3,650  (11,269)      542
  Income tax (benefit) expense before cumulative
   effect                                            14,747  (23,149)   35,234
  Income tax expense - cumulative effect
     of changes in accounting principles                 52        -         -
  Total income tax (benefit) expense               $ 14,799 $(23,149) $ 35,234

The components of total income taxes are as follows:
                                                     Years ended December 31,
(Thousands of dollars)                                2003     2002      2001

Current:
  Federal                                          $    517 $      -  $  5,635
  Foreign                                             2,239    2,989     1,357
  State and local                                       136      107     1,994
Deferred:
  Federal                                            10,930  (27,193)   27,565
  Foreign                                               531      573      (113)
  State and local                                       394      375    (1,204)
Income tax (benefit) expense                         14,747  (23,149)   35,234
Unrealized changes in other comprehensive income      3,470  (37,557)     (115)
Income tax expense - cumulative effect
 of changes in accounting principles                     52        -         -
  Total income taxes                                $18,269 $(60,706) $ 35,119

                SEABOARD CORPORATION
      Notes to Consolidated Financial Statements

Components of the net deferred income tax liability at the end of each year are as follows:

                                                                December 31,
(Thousands of dollars)                                         2003      2002

Deferred income tax liabilities:
  Cash basis farming adjustment                             $ 13,253  $ 14,061
  Deferred earnings of foreign subsidiaries                   11,373    13,894
  Depreciation                                                86,721    90,738
  LIFO                                                        29,218    14,582
                                                             140,565   133,275
Deferred income tax assets:
  Reserves/accruals                                           37,823    45,786
  Tax credit carryforwards                                    16,877    13,443
  Net operating and capital loss carryforwards                38,848    33,591
  Other                                                        3,628     3,723
                                                              97,176    96,543
Valuation allowance                                           23,934    19,296
  Net deferred income tax liability                         $ 67,323  $ 56,028

While the 2003 sale of Seaboard's equity investment in Fjord generated a gain for book purposes, a capital loss was generated for tax purposes. Because of the uncertainty surrounding Seaboard's ability to utilize this loss, the tax benefit of this loss was offset by a valuation allowance. In the event Seaboard generates sufficient capital gains to utilize the capital losses, a tax benefit will be recognized.

Seaboard had not previously recognized any tax benefits from losses generated by Tabacal for financial reporting purposes since it was not a controlled entity for tax purposes and it was not apparent that the permanent basis difference would reverse in the foreseeable future. In the second quarter of 2002, management completed the purchase of the outstanding shares of Tabacal not owned by Seaboard, and converted Tabacal from a Sociedad Anonima (S.A.) to a Sociedad de Responsabilidad Limitada (S.R.L.) organizational entity. This conversion resulted in the recognition of a one-time tax benefit of $48,944,000, of which $34,641,000 reduced the currency translation adjustment recorded as accumulated other comprehensive income. The remaining benefit of $14,303,000 was recognized as a current tax benefit in the Consolidated Statement of Earnings for 2002.

Management believes Seaboard's future taxable income will be sufficient for full realization of the deferred tax assets. The valuation allowance relates to the tax benefits from losses on investments that would be recognized as capital losses, and from net operating losses. Management does not believe these benefits are more likely than not to be realized due to limitations imposed on the deduction of these losses. At December 31, 2003, Seaboard had tax credit carryforwards of approximately $16,877,000. Approximately $7,833,000 of these carryforwards expire in varying amounts in 2007 through 2022 while the remaining balance may be carried forward indefinitely. At December 31, 2003, Seaboard had federal net operating loss carryforwards of approximately $42,000,000 expiring in varying amounts in 2004 through 2024.

At December 31, 2003 and 2002, no provision has been made in the accounts for Federal income taxes which would be payable if the undistributed earnings of certain foreign subsidiaries were distributed to Seaboard Corporation since management has determined that the earnings are permanently invested in these foreign operations. Should such accumulated earnings be distributed, the resulting Federal income taxes would amount to approximately $58,000,000.

                SEABOARD CORPORATION
      Notes to Consolidated Financial Statements


Note 8

Notes Payable and Long-term Debt

Notes payable amounting to $75,564,000 and $76,112,000 at December 31, 2003 and 2002, respectively, consisted of obligations due banks on demand or within one year. At December 31, 2003, Seaboard had committed short-term lines totaling $125,000,000 and uncommitted lines totaling approximately $51,921,000. Borrowings outstanding under committed and uncommitted lines as of December 31, 2003 totaled $55,000,000 and $20,564,000, respectively. The committed amount includes $80,000,000 of subsidiary credit lines for the Commodity Trading and Milling segment which are secured by certain commodity trading inventory and accounts receivable, and include financial covenants for that subsidiary which require maintenance of certain levels of working capital and net worth, limitations on debt to net worth, and liabilities to net worth ratios. The committed borrowings were under the subsidiary credit line. The committed subsidiary lines include a $5,000,000 facility denominated in South African Rand, of which $4,750,000 was drawn as of December 31, 2003. At December 31, 2003, Seaboard's borrowing capacity under its committed lines was reduced by letters of credit totaling $11,537,000. The weighted average interest rates for all notes payable were 3.59% and 3.69% at December 31, 2003 and 2002, respectively.

During the first quarter of 2004, Seaboard entered into two new, one-year committed credit lines for a total of $45,000,000. In addition, the subsidiary committed credit lines were extended though April 30, 2004, at which time management expects to extend such credit lines for one additional year.

With the exception of the notes payable under the Commodity Trading and Milling credit lines, the notes payable from banks under the credit lines are unsecured. The lines of credit do not require compensating balances. Facility fees on these agreements are not material.

As discussed in Note 6, in connection with the purchase of certain previously-leased hog production facilities during 2003, Seaboard assumed bank debt of $24,358,000 with a weighted average interest rate of 7.45% due in 2014. As discussed in Note 1, in accordance with FIN 46, on December 31, 2003 Seaboard consolidated certain limited liability companies. As a result, bank debt totaling $31,492,000 is included in notes payable to banks in the table below. In connection with this consolidation, during December 2003, Seaboard assumed the bank debt of one VIE (with a balance of $29,895,000 as of December 31, 2003, a weighted average interest rate of 7.53%, and a maturity date in
2007).

During 2002, Seaboard completed a private placement of $109,000,000 of Senior Notes due 2009 and 2012 with a weighted average interest rate of 6.29%. Seaboard used $107,267,000 of the proceeds from this private placement to refinance the indebtedness related to hog production facilities previously leased under a master lease program, effectively reducing
Seaboard's net lease payments. On December 31, 2002, Seaboard paid an additional $4,077,000 to complete the acquisition of Shawnee Funding, Limited Partnership, effectively acquiring all of the related hog production facilities previously leased. As part of the purchase, Seaboard also assumed a variable rate (1.3% at December 31, 2003) $10,000,000 bond payable due 2014, and $2,210,000 of related cash in a construction fund which was used to repay a portion of bond during 2003.

                SEABOARD CORPORATION
      Notes to Consolidated Financial Statements

A summary of long-term debt at the end of each year is as follows:

                                                                December 31,
(Thousands of dollars)                                         2003      2002

Private placements:
 6.49% senior notes, due 2004 through 2005                  $ 40,000  $ 60,000
 7.88% senior notes, due 2004 through 2007                   100,000   125,000
 5.80% senior notes, due 2005 through 2009                    32,500    32,500
 6.21% senior notes, due 2009                                 38,000    38,000
 6.21% senior notes, due 2006 through 2012                     7,500     7,500
 6.92% senior notes, due 2012                                 31,000    31,000
Industrial Development Revenue Bonds, floating rates
 (1.25% at December 31, 2003) due 2014 through 2027           42,989    45,600
Notes payable to banks, 5.79 - 8.58%, due 2004 through 2014   76,424    24,654
Foreign subsidiary obligations, 10.00% - 17.50%, due 2004
 through 2010                                                  6,582     6,432
Foreign subsidiary obligation, floating rate due 2004            309       307
Capital lease obligations and other                            3,234     3,622
                                                             378,538   374,615
Current maturities of long-term debt                         (56,983)  (55,869)
 Long-term debt, less current maturities                    $321,555  $318,746

Of the 2003 foreign subsidiary obligations, $2,490,000 is payable in Argentine pesos, $2,401,000 is denominated in CFA francs and the remaining $2,000,000 is denominated in U.S. dollars. Of the 2002 foreign subsidiary obligations, $2,601,000 is payable in Argentine pesos, $2,138,000 is denominated in CFA francs and the remaining $2,000,000 is denominated in U.S. dollars. At December 31, 2003, Argentine land, sugar production facilities and equipment with a depreciated cost of $4,768,000 secured certain bond issues and foreign subsidiary debt.

Included in other current assets at December 31, 2003 and 2002 are $1,289,000 and $4,152,000 respectively, of unexpended bond proceeds held in trust that are invested in accordance with the bond issuance agreements. During 2004, Seaboard expects to use remaining construction funds to redeem portions of or pay interest on the related industrial development revenue bonds (IDRBs). As a result, as of December 31, 2003, $1,200,000 of related debt was included in current maturities of long-term debt.

The terms of the note agreements pursuant to which the senior notes, IDRBs, notes payable to banks and revolving credit facilities were issued require, among other terms, the maintenance of certain ratios and minimum net worth, the most restrictive of which requires the ratio of consolidated funded debt to consolidated shareholders' equity, as defined, not to exceed .90 to 1; an interest charge coverage ratio of 2.0 to 1.0; requires the maintenance of consolidated tangible net worth, as defined, of not less than $350,000,000 plus 25% of cumulative consolidated net income beginning January 1, 2003; limits aggregate dividend payments to $10.0 million plus 50% of consolidated net income less 100% of consolidated net losses beginning January 1, 2002 ($29,181,000 as of December 31, 2003); limits the sum of subsidiary funded debt and basket-secured debt, as defined, to 20% of consolidated tangible net worth; and limits Seaboard's ability to sell assets under certain circumstances. Seaboard is in compliance with all restrictive debt covenants relating to these agreements as of December 31, 2003.

Annual  maturities of long-term debt at December 31, 2003 are  as
follows:   $56,983,000 in 2004, $60,258,000 in 2005,  $41,975,000
in   2006,   $64,880,000  in  2007,  $13,845,000  in   2008   and
$140,597,000 thereafter.

                SEABOARD CORPORATION
      Notes to Consolidated Financial Statements


Note 9

Derivatives and Fair Value of Financial Instruments

Financial instruments consisting of cash and cash equivalents, net receivables, notes payable, and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of the instruments.

The cost and fair values of investments and long-term debt at December 31, 2003 and 2002 are presented below.

December 31                               2003                  2002
(Thousands of dollars)              Cost   Fair Value     Cost   Fair Value

Short-term investments           $ 58,022   $ 58,022   $ 30,337   $ 30,337
Long-term debt                    378,538    386,814    374,615    386,732

The fair value of the short-term investments is based on quoted market prices at the reporting date for these or similar investments. The fair value of long-term debt is determined by comparing interest rates for debt with similar terms and maturities.

Commodity Instruments

Seaboard uses various grain and meal futures and options to manage its exposure to price fluctuations for raw materials, finished product sales and firm sales commitments. However, due to the extensive record-keeping required to designate the commodity derivative transactions as hedges for accounting purposes, Seaboard marks to market its commodity futures and options primarily as a component of cost of sales. Management continues to believe its commodity futures and options are economic hedges although they do not qualify as hedges for accounting purposes. Since these derivatives are not accounted for as hedges, fluctuations in the related commodity prices could have a material impact on earnings in any given year.

At December 31, 2003 and 2002, Seaboard had open net contracts to purchase 409,000 and 410,000 metric tons of grain with fair values of $3,760,000 and $(1,617,000) respectively, included with other current assets or accrued financial derivative liabilities on the Consolidated Balance Sheets. For the years ended December 31, 2003, 2002 and 2001 Seaboard realized net gains (losses) of $4,882,000, $5,304,000, and $(2,681,000) related to commodity contracts, primarily included in cost of sales on the Consolidated Statements of Earnings.

Foreign currency exchange agreements

Seaboard enters into foreign currency exchange agreements to manage the foreign currency exchange rate risk with respect to certain transactions denominated in foreign currencies, primarily related to its commodity trading business. Seaboard accounts for its currency exchange hedges of firm commitments and trade receivables from third parties as fair value hedges. Exchange agreements related to firm commitments and receivables from foreign affiliates are accounted for as cash flow hedges. For foreign currency exchange agreements designated as fair value hedges, the derivative gains and losses are recognized in operating income along with the change in fair value of the related contract. For foreign currency exchange agreements designated as cash flow hedges, the derivative gains and losses are included as a component of other comprehensive income until the underlying contract is recorded and revalued through earnings. The change in value of third party firm commitments and all foreign exchange derivatives are included in other current assets or accrued financial derivative liabilities on the Consolidated Balance Sheets. The firm sales commitments and related derivatives mature during 2004. The net gains and losses from the exchange agreements were not material for the years ended December 31, 2003, 2002 and 2001.

At December 31, 2003 and 2002, Seaboard had hedged South African Rand (ZAR) denominated firm sales contracts and trade receivables from third parties with historical values totaling $64,353,000 and $98,242,000 with changes in fair values of $2,734,000 and $15,864,000, respectively. To hedge the change in value of these firm contracts and trade receivables, Seaboard entered into agreements to exchange $64,353,000 and $93,396,000 of contracts denominated in ZAR, with derivative fair values of $(2,779,000) and $(14,043,000), respectively. As of December 31, 2003, Seaboard also had ZAR denominated firm purchase contracts with historical values totaling $196,000 and changes in fair value totaling $5,000. Hedging the change in value of these agreements, Seaboard entered into agreements to exchange $196,000 for ZAR with derivative fair values totaling $(5,000) at December 31, 2003.

                SEABOARD CORPORATION
      Notes to Consolidated Financial Statements


At December 31, 2003 and 2002, Seaboard had hedged Euro denominated sales contracts and trade receivables from third parties totaling $773,000 and $890,000 with changes in fair value of $(2,000) and $32,000, respectively. To hedge the changes in
values    of    the   firm   contracts   and   receivables,    at
December 31, 2003 and 2002 Seaboard had open agreements to exchange $773,000 and $892,000 of contracts denominated in Euros with derivative fair values of $2,000 and $(33,000), respectively.

At December 31, 2003, Seaboard had ZAR denominated firm sales contracts with a foreign affiliate with historical values totaling $4,524,000 and changes in fair values of $30,000. To hedge the change in value of these contracts, Seaboard entered into agreements to exchange $4,524,000 of contracts denominated in ZAR with derivative fair values of $(30,000), which are included as a component of other comprehensive income at December 31, 2003.

At December 31, 2003 and 2002, Seaboard also had trading foreign exchange contracts (receive $U.S./pay ZAR) to cover various foreign currency working capital needs for notional amounts of $10,288,000 and $12,051,000, respectively, with fair values of $(89,000) and $(241,000).

Interest Rate Exchange Agreements

Seaboard, from time-to-time, enters into interest rate exchange agreements which involve the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to mitigate the effects of fluctuations in interest rates on variable rate debt. At December 31, 2003 and 2002, deferred gains on prior year's terminated interest rate exchange agreements (net of tax) totaled $751,000 and $952,000, respectively, relating to swaps that hedged variable rate debt. This amount is included in accumulated other comprehensive loss on the Consolidated Balance Sheet. For the years ended December 31, 2003, 2002 and 2001, interest rate exchange agreements accounted for as hedges, including any amortization of terminated proceeds, decreased interest expense by $329,000, $329,000 and $326,000, respectively.

At December 31, 2003 and 2002 Seaboard had five, ten-year interest rate exchange agreements outstanding that are not paired with specific variable rate contracts, whereby Seaboard pays a stated fixed rate and receives a variable rate of interest on a total notional amount of $150,000,000. While Seaboard has certain variable rate debt, these interest rate exchange agreements do not qualify as hedges for accounting purposes. At December 31, 2003 and 2002, the fair values of these contracts totaled $(14,160,000) and $(18,019,000), respectively, and are included in accrued financial derivative liabilities on the Consolidated Balance Sheets. For the years ended December 31, 2003, 2002, and 2001 the net gain (loss) for interest rate exchange agreements not accounted for as hedges were $(2,296,000), $(25,030,000) and $2,808,000, respectively, and are included in miscellaneous, net in the Consolidated Statements of Earnings. Included in the losses for 2003 and 2002 are net payments of $6,155,000 and $4,970,000 for the difference between the fixed rate paid and variable rate received on these contracts.


Note 10

Employee Benefits

Seaboard maintains a defined benefit pension plan (the Plan) for its domestic salaried and clerical employees. Seaboard also sponsors non-qualified, unfunded supplemental executive plans. The plans generally provide for normal retirement at age 65 and eligibility for participation after one year's service upon attaining the age of 21. Seaboard bases pension contributions on minimum funding standards to avoid the Pension Benefit Guaranty Corporation variable rate premiums established by the Employee Retirement Income Security Act of 1974. During 2004, management expects to contribute approximately $7,000,000 to the Plan to meet the minimum funding requirements. Benefits are generally based upon the number of years of service and a percentage of final average pay.

Plan assets are invested to achieve a diversified overall portfolio of various mutual funds. Seaboard is willing to accept a moderate level of risk to potentially achieve higher investment returns. The overall portfolio is evaluated relative to customized benchmarks, and is expected to exceed the customized benchmark over five year rolling periods and longer. The investment strategy is periodically reviewed for continued appropriateness. Derivatives, real estate investments, non-marketable and private equity or placement securities are not allowed investments under the Plan. Seaboard's asset allocation targets and actual investment composition within the Plan are as follows:

                SEABOARD CORPORATION
      Notes to Consolidated Financial Statements

                                                     Actual Plan Composition
                         Target Percentage               at December 31,
                            of Portfolio                2003         2002

Domestic Large Cap Equity      35%                       36%          37%
Domestic Small Cap Equity      15%                       16%          15%
International Equity           15%                       14%          12%
Domestic Fixed Income          35%                       34%          36%

Assumptions used in determining pension information for the plans were:

                                                  Years ended December 31,
                                                 2003       2002        2001

Weighted-average assumptions
 Discount rate                                   6.25%      6.75%       7.25%
 Expected return on plan assets                  8.25%      8.45%       8.75%
 Long-term rate of increase in compensation
  levels                                     4.00-5.00% 4.00-5.00%  4.00-5.00%

Management selects the discount rate based on Moody's year-end published Aa corporate bond yield plus 25 basis points (to reflect the long-term nature of the pension liability compared to the average duration of the corporate bond), rounded to the nearest quarter percentage point. The expected return on Plan assets assumption is based on the weighted average of asset class expected returns that are consistent with historical returns. The assumed rate is selected to fall between the 50th and 75th percentiles of model-based results that reflect the plan's asset allocation. The measurement date for the Plan is December 31.

The  changes in the plans' benefit obligations and fair value  of assets  for  the years ended December 31, 2003 and  2002,  and  a statement of the funded status as of December 31, 2003  and  2002 are as follows:

                                                              December 31,
(Thousands of dollars)                                      2003        2002

Reconciliation of benefit obligation:
 Benefit obligation at beginning of year                 $ 49,167    $ 41,126
 Service cost                                               2,892       2,242
 Interest cost                                              3,407       2,978
 Actuarial losses                                           6,454       4,466
 Benefits paid                                             (1,886)     (1,645)
 Benefit obligation at end of year                         60,034      49,167
Reconciliation of fair value of plan assets:
 Fair value of plan assets at beginning of year            23,987      25,661
 Actual return on plan assets                               6,004      (2,391)
 Employer contributions                                     5,089       2,362
 Benefits paid                                             (1,886)     (1,645)
 Fair value of plan assets at end of year                  33,194      23,987
Funded status                                             (26,840)    (25,180)
Unrecognized transition obligation                            301         407
Unamortized prior service cost                               (664)       (802)
Unrecognized net actuarial losses                          17,029      15,396
 Accrued benefit cost                                    $(10,174)   $(10,179)

                SEABOARD CORPORATION
      Notes to Consolidated Financial Statements


Amounts recognized in the Consolidated Balance Sheets as of December 31, 2003 and 2002 consist of:

                                                              December 31,
(Thousands of dollars)                                      2003        2002

Accrued benefit liability                                $(19,221)   $(19,610)
Accumulated other comprehensive loss                        9,047       9,431
 Accrued benefit cost                                    $(10,174)   $(10,179)

As of December 31, 2003, the projected benefit obligation and accumulated benefit obligation for unfunded pension plans were $12,633,000 and $9,161,000, respectively. As of
December 31, 2002, the projected benefit obligation and accumulated benefit obligation for unfunded pension plans were $8,918,000 and $6,618,000, respectively.

The net periodic benefit cost of these plans was as follows:

                                                  Years ended December 31,
(Thousands of dollars)                          2003        2002        2001

Components of net periodic benefit cost:
 Service cost                                $  2,892    $  2,242    $  1,886
 Interest cost                                  3,407       2,978       2,751
 Expected return on plan assets                (2,128)     (2,209)     (2,404)
 Amortization and other                           913         232          21
 Net periodic benefit cost                   $  5,084    $  3,243    $  2,254

Seaboard also has certain individual, non-qualified, unfunded supplemental retirement agreements for certain executive employees. Pension expense for these plans was $697,000, $726,000 and $936,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Included in other liabilities at December 31, 2003 and 2002 is $10,260,000 and $9,975,000,
respectively, representing the accrued benefit obligation for these plans. As of December 31, 2003, an unrecognized pension cost related to this plan of $415,000 was included in accumulated other comprehensive loss, net of related tax.

Seaboard maintains a defined contribution plan covering most of its domestic salaried and clerical employees. Seaboard contributes to the plan an amount equal to 100% of employee contributions up to a maximum of 3% of employee compensation. Employee vesting is based upon years of service with 20% vested after one year of service and an additional 20% vesting with each additional complete year of service. Contribution expense was $1,471,000, $1,428,000 and $1,301,000 for the years ended
December 31, 2003, 2002 and 2001, respectively.

Seaboard has an Investment Option Plan which allows certain employees to reduce their compensation in exchange for options to buy shares of certain mutual funds and/or pooled separate accounts. The exercise price for each investment option is established based upon the fair market value of the underlying investment on the date of grant. Seaboard contributes to the plan based on 3% of the employees reduced compensation. Seaboard's expense for this plan, which primarily includes amounts related to the change in fair value of the underlying investment accounts, was $2,127,000, $(1,360,000), and $303,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Included in other liabilities at December 31, 2003 and 2002 is $8,275,000 and $3,942,000 representing the market value of the payable to the employees upon exercise. In conjunction with this plan, Seaboard has purchased the specified number of units of the employee-designated investment plus the option price. These investments are treated as trading securities and are stated at their fair market values. Accordingly, as of December 31, 2003 and 2002, $10,742,000 and
$5,673,000 were included in other current assets on the Consolidated Balance Sheets. Investment income related to the mark-to-market of these investments for 2003, 2002, and 2001 totaled $2,061,000, $(1,430,000) and $244,000, respectively.

                SEABOARD CORPORATION
      Notes to Consolidated Financial Statements


Note 11

Commitments and Contingencies

In early 2003, individual legislative bills (the Bills) were introduced in the United States Senate and House of Representatives which include a provision to prohibit meat packers, such as Seaboard, from owning or controlling livestock intended for slaughter. The Bills also contain a transition rule applicable to packers of pork providing for an effective date which is 18 months after enactment. Similar language was passed by the U.S. Senate in 2002 as part of the Senate's version of the Farm Bill, but was eventually dropped in conference committee and was not part of the final Farm Bill.

If any of the Bills containing the proposed language becomes law, it could have a material adverse effect on Seaboard, its operations and its strategy of vertical integration in the pork business. Currently, Seaboard has the capacity to produce over three and one-half million hogs per year at facilities it either owns or leases or at facilities owned and operated by third parties with whom it has grower contracts. If passed in their current form, the Bills would prohibit Seaboard from owning or controlling hogs, and thus would require divestiture of our operations, possibly at prices which are below the carrying value of such assets as recorded on the balance sheet, or otherwise restructure its ownership and operation. At December 31, 2003, Seaboard has $403,322,000 in hog production facilities classified as net fixed assets on the Consolidated Balance Sheet. In addition, Seaboard has $142,396,000 invested in live hogs and related materials classified as inventory on the Consolidated Balance Sheet.

The Bills could also be construed as prohibiting or restricting Seaboard from engaging in various contractual arrangements with third party hog producers, such as traditional contract finishing arrangements. At December 31, 2003, Seaboard has firm commitments of $104,497,000 through 2018 for various grow finishing agreements. Accordingly, Seaboard's ability to contract for the supply of hogs to its processing facility could be significantly, negatively impacted.

Seaboard, along with industry groups and other similarly situated companies are vigorously lobbying against enactment of  any  such
legislation.   However, management cannot presently  predict  the
ultimate outcome.

Seaboard reached an agreement in 2002 to settle litigation brought by the Sierra Club. Under the terms of the settlement, Seaboard is conducting an investigation at three farms and potentially will be required to take remedial actions at the farms if conditions so warrant.

Seaboard is subject to regulatory actions and an investigation by the United States Environmental Protection Agency and the State of Oklahoma. In the opinion of management, the above action and investigation are not expected to result in a material adverse effect on Seaboard's consolidated financial statements.

Seaboard is subject to various other legal proceedings related to the normal conduct of its business, including various environmental related actions. In the opinion of management, none of these actions is expected to result in a judgment having a materially adverse effect on the consolidated financial statements.

Seaboard was a plaintiff in lawsuits against several manufacturers of vitamins and methionine, feed additives used by Seaboard, which pleaded guilty in the context of criminal proceedings to price fixing. The manufacturers admitted to the price fixing in the criminal context, and were liable for the overcharges made. During 2003 and 2002, Seaboard recorded miscellaneous income of $6,960,000 and $18,315,000, respectively, representing amounts received as settlement from the manufacturers.

Contingent Obligations

Certain  of  the  non-consolidated  affiliates  and  third  party contractors who perform services for Seaboard have bank debt supporting their underlying operations. From time to time, Seaboard will provide guarantees of that debt allowing a lower borrowing rate or facilitating third party financing in order to further business objectives. Seaboard does not issue guarantees of third parties for compensation. The following table sets forth the terms of guarantees as of December 31, 2003.

                SEABOARD CORPORATION
      Notes to Consolidated Financial Statements


Guarantee beneficiary                    Maximum exposure         Maturity

Foreign non-consolidated affiliate grain    $ 1,300,000             2004
processor - Uganda

Foreign  non-consolidated affiliate food    $   400,000             2004
product distributor - Ecuador

Various hog contract growers                $ 1,585,000             2004

Seaboard guaranteed a bank borrowing for a subsidiary of a foreign affiliate grain processor in Kenya, Unga Holdings Limited
(Unga), a non-consolidated milling affiliate, to facilitate bank financing used for the rehabilitation and expansion of a milling facility in Uganda. This guarantee was a part of the original purchase agreement with Unga when Seaboard first invested in this company in 2000. The guarantee can be drawn upon in the event of non-payment of a bank borrowing by Unga. While the guarantee may be cancelled by Seaboard annually, the bank has the right to draw on the guarantee in the event it is advised that the guarantee will be cancelled. The guarantee renews annually until the debt expires in 2007. Unga Holdings has provided a reciprocal guarantee to Seaboard. As of December 31, 2003, $1,121,000 of borrowings was outstanding related to this guarantee.

The  non-consolidated  affiliate  food  product  distributor   in
Ecuador  purchases certain products from a U.S. domiciled vendor.
Seaboard has guaranteed the payments in order to secure normal credit terms for this affiliate.

Seaboard has guaranteed a portion of the bank debt for certain farmers, which debt proceeds were used to construct facilities to raise hogs for Seaboard's Pork division. The guarantees enabled the farmers to obtain favorable financing terms. These bank guarantees renew annually until the underlying debt is fully repaid in 2013-2014. The maximum exposure to Seaboard from these guarantees is $1,585,000.

Seaboard has not accrued a liability for any of the third party or affiliate guarantees as management considered the likelihood of loss to be remote.

As of December 31, 2003, Seaboard had outstanding $11,537,000 of letters of credit (LCs) with various banks that reduced Seaboard's borrowing capacity under its committed credit facilities as discussed in Note 8. The largest letter of credit of $7,200,000 is for workers compensation insurance. Also included is an LC for $1,519,000 to support purchases for a non-controlled affiliate mill expansion project. While this affiliate has sufficient liquidity to pay for the improvements, the mill is located in Haiti and the LC was posted in lieu of advance vendor payments for the purchases.

Commitments

As of December 31, 2003 Seaboard had various noncancelable purchase commitments and commitments under operating leases as described in the table below.

Purchase commitments                     Years ended December 31,
(Thousands of dollars)       2004     2005     2006     2007    2008 Thereafter

Grain and feed ingredients $ 42,287  $   450  $     -  $     -  $     - $     -
Fuel purchase contract       32,472        -        -        -        -       -
Charter hire contracts       16,321        -        -        -        -       -
Equipment purchases and
   facility improvements      3,998        -        -        -        -       -
Other purchase commitments    1,870        -        -        -        -       -
Hog procurement contracts     1,364    1,364      288      288        -       -
Total firm purchase
 commitments                 98,312    1,814      288      288        -       -
Contract grower finishing
 agreements                   8,489    7,789    7,599    7,505    7,582  65,533
Other operating lease
 payments                    26,379    8,850    8,360    6,976    4,705   8,226
Total unrecognized firm
 commitments               $133,180  $18,453  $16,247  $14,769  $12,287 $73,759

                SEABOARD CORPORATION
      Notes to Consolidated Financial Statements


Seaboard has entered into grain and feed ingredient purchase contracts to support the live hog operations of the Pork segment.
The commitment amount included in the table are based on market prices as of December 31, 2003.

The Power segment has entered into a contract for the supply of substantially all fuel required for 2004 at market-based prices. The fuel vendor is affiliated with the Dominican Republic government. The fuel commitment shown above reflects the average price per barrel at December 31, 2003 for the number of barrels specified in the agreement. The Power division has reduced its production resulting in reduced fuel requirements. While the quantity to be delivered is stated in the contract, the vendor has allowed Seaboard to reduce the amount of fuel purchases.

The Commodity Trading and Milling segment has short-term time-charter and voyage-charger contracts in place to provide delivery of future grain sales. This segment also enters into commodity purchase contracts, primarily to support sales commitments. These purchase commitments are not included in the commitment table above as they are cancelable and may be settled net. Using December 31, 2003 spot prices to calculate commitments based on spot prices, the value of purchase contracts in place at December 31, 2003 totals $136,645,000.

To support the operations of the Pork division, Seaboard has agreements in place with farmers to raise a portion of Seaboard's hogs according to Seaboard's specifications under long-term purchase contracts. Under the terms of the agreements, additional payments would be required if the grower achieves certain performance standards. The contract grower finishing obligations shown above do not reflect these incentive payments which, given current operating performance, could range from about $1,000,000 to $1,500,000 per year. In the event the farmer is unable to perform at an acceptable level, Seaboard has the right to terminate the contract.

The Marine segment enters into short-term contracts to time-charter vessels for use in its operations. These commitments of $16,541,000 for 2004 are included above in other operating lease payments.

Seaboard leases various ships, facilities and equipment under noncancelable operating lease agreements. Rental expense for operating leases, including payments made under the Facility Agreements prior to adoption of FIN 46, amounted to $60,751,000, $71,124,000 and $64,484,000 in 2003, 2002 and 2001, respectively.

Seaboard's Sugar and Citrus segment has agreed to market certain sugar products for a third party under a contract expiring in 2008. In the event Seaboard does not perform under the contract, it would be responsible to make payments to the third party of a maximum of $800,000 for 2004, decreasing annually to $200,000 through 2008.

In early 2004, in conjunction with a marketing agreement with Triumph Foods LLC (Triumph), Seaboard committed to provide Triumph with up to $1,750,000 of future financing in the event of specified costs over-runs incurred in the development and construction of the plant.


Note 12

Stockholders' Equity and Accumulated Other Comprehensive Loss

In October 2002, Seaboard consummated a transaction with the Parent Company, pursuant to which Seaboard effectively repurchased 232,414.85 shares of its common stock owned by the Parent Company for $203.26 per share. Of the total consideration of $47,241,000, the Parent Company was required under the terms of the transaction immediately to pay $11,260,000 to Seaboard to repay in full all indebtedness owed by the Parent Company to Seaboard, and to use the balance of the consideration to pay bank indebtedness of the Parent Company and transaction expenses.

The transaction was approved by Seaboard's Board of Directors after receiving the recommendation in favor of the transaction by a special committee of independent directors. The special committee was advised by independent legal counsel and an independent investment banking firm. As a result of the transaction, the Parent Company's ownership interest dropped from approximately 75 percent to approximately 71 percent.

                SEABOARD CORPORATION
      Notes to Consolidated Financial Statements


As a part of the transaction, the Parent Company also transferred to Seaboard rights to receive possible future cash payments from a subsidiary of the Parent Company, based primarily on the future sale of real estate owned by that subsidiary. To the extent Seaboard receives cash payments in the future as a result of those transferred rights, Seaboard will issue to the Parent Company, at the ten day rolling average closing price, determined as of the twentieth day prior to the issue date, new shares of common stock. The maximum number of shares of common stock which may be issued to the Parent Company under this transaction is capped and cannot exceed the number of shares which were originally purchased from the Parent Company. The right to receive such payments expires September 17, 2007. As of December 31, 2003, Seaboard had not received any cash payments from the subsidiary of its Parent Company.

During  the  fourth  quarter of 2002, Seaboard cancelled  534,547
shares   of  common  stock  held  in  treasury  including  shares
previously held by the Parent Company.

The components of accumulated other comprehensive loss, net of related taxes, are summarized as follows:

                                                   Years ended December 31,
(Thousands of dollars)                             2003      2002      2001

  Cumulative foreign currency translation
   adjustment                                   $(56,490) $(62,555) $(62,588)
  Unrealized gain (loss) on investments               14       118      (164)
  Unrecognized pension cost                       (5,772)   (5,799)   (1,273)
  Net unrealized loss on cash flow hedges            (30)        -         -
  Deferred gain on interest rate swaps               751       952     1,152
    Accumulated other comprehensive loss        $(61,527) $(67,284) $(62,873)

The foreign currency translation adjustment primarily represents the effect of the Argentine peso currency exchange fluctuation on the net assets of the Sugar and Citrus segment. During the fourth quarter of 2001, the Argentine government lifted the one to one parity of the peso with the U.S. dollar which resulted in immediate and significant devaluation. The devaluation continued throughout 2002 but the peso regained some value during 2003. Since the parity was lifted, the peso has lost approximately 67% of its value against the dollar. As a result of the change in peso value, stockholders' equity increased for the year ended December 31, 2003 by $10,749,000, compared to decreases of $50,372,000 and $68,974,000 for the years ended December 31, 2002 and 2001, respectively. These changes reflect the foreign currency exchange gains and losses recorded in earnings in each year by $519,000, $(12,540,000) and $(7,830,000) for 2003, 2002
and 2001, respectively, relating to net dollar-denominated debt of the Argentine subsidiary, and currency translation adjustments of $10,230,000, $(37,832,000) and $(61,144,000) as other comprehensive gains or losses for the peso-denominated net assets as of December 31, 2003, 2002, and 2001, respectively. At December 31, 2003, the Sugar and Citrus segment has $66,334,000 in net assets denominated in Argentine pesos and $17,286,000 in net liabilities denominated in U.S. dollars in Argentina. Until 2002, no tax benefit was provided related to this reduction of shareholders' equity. However, after a series of transactions was completed in 2002 which changed the organizational structure of this subsidiary as described in Note 7, Seaboard recorded a 35% deferred tax benefit relating to the currency translation adjustment component of accumulated other comprehensive loss and a one-time current benefit of $14,303,000 through the Consolidated Statements of Earnings.

With the exception of the provision related to the foreign currency translation gains and losses discussed above, which are taxed at a 35% rate, income taxes for components of accumulated other comprehensive loss were recorded using a 39% effective tax rate.

                SEABOARD CORPORATION
      Notes to Consolidated Financial Statements


Note 13

Segment Information

Seaboard Corporation had five reportable segments through December 31, 2003: Pork, Commodity Trading and Milling, Marine, Sugar and Citrus, and Power, each offering a specific product or service. The Pork segment produces and sells fresh and frozen pork to further processors, foodservice outlets, grocery stores and other retail outlets, and distributors primarily in the western half of the United States and foreign markets. The Commodity Trading and Milling segment markets wheat, corn, soybean meal and other commodities in bulk to third-party customers internationally and to non-consolidated foreign affiliates, and operates foreign flour, maize and feed mills.
The Marine segment, primarily based out of the Port of Miami, provides containerized cargo shipping services between the United States, the Caribbean basin, and Central and South America. The Sugar and Citrus segment produces and processes sugar and citrus in Argentina primarily to be marketed locally. The Power segment operates as an unregulated independent power producer in the Dominican Republic generating power from a series of diesel engines mounted on two barges. Revenues from all other segments are primarily derived from the jalapeno pepper processing and domestic trucking transportation operations. Each of the five main segments is separately managed and each was started or acquired independent of the other segments.

As discussed in Note 6, during 2003, Seaboard purchased certain hog production facilities previously leased increasing the Pork segment's assets by $25,042,000. As discussed in Note 1, as of December 31, 2003, in accordance with FIN 46, Seaboard consolidated the net assets of certain limited liability companies which own certain of the facilities used in connection with the Pork segment's vertically integrated hog production. Consolidation of these entities increased the Pork segment's assets by $31,709,000 as of December 31, 2003.

As the Sugar and Citrus segment operates solely in Argentina with primarily local sales and operating expenses, the functional currency is the Argentine peso. As described in Note 1, as a result of currency fluctuations, the carrying value of peso-denominated assets has increased by $15,399,000 during 2003.

As a result of the weakened economic environment in the Dominican Republic (DR), where the Power segment operates, the local government has experienced liquidity problems which have impaired its ability to pay commercial creditors on a timely basis. The liquidity problems have directly affected the government-owned distribution companies and other companies that must collect from the government to make payments on their accounts. During the latter half of 2003, certain customers did not make any payments for electric power sold to them by Seaboard. As of December 31, 2003, Seaboard had $20,734,000 in receivables from these customers not making payments. In mid-December 2003, Seaboard began to fluctuate its level of power generation between full capacity and approximately 50% based on management's belief about collectibility. As a result, Seaboard recorded a $4,284,000 charge to operating expense during the fourth quarter of 2003 to increase the allowance for doubtful accounts related to the nonpaying customers. For 2002, the allowance was reduced by $2,932,000, reflecting the recovery of previously reserved receivables for which Seaboard had negotiated full payment for all past due amounts. The economic environment in the DR weakened significantly during 2003 resulting in the devaluation of the Dominican peso of approximately 68%. Foreign exchange losses included in other income (expense) for this segment totaled $6,735,000 compared to $1,952,000 for 2002 and a stable exchange rate for 2001. The peso has continued to devalue through February 2004.

During the fourth quarter of 2001, Seaboard ceased shrimp, pickle and pepper farming operations in Honduras. As a result, Seaboard incurred a charge to earnings for $1,300,000 primarily related to employee severance at these locations for the year ended December 31, 2001. During 2003, Seaboard sold its shrimp farming and processing assets in Honduras with a book value of $2,744,000 for $3,900,000, including cash received of $200,000 and notes receivable of $3,700,000, due in annual installments through 2009. As a substantial portion of the sale price is in the form of a long-term note receivable from the buyer, management will use the cost recovery method of accounting and no gain will be recognized until the actual cash is collected. The remaining carrying value of pickle and pepper farming assets to be disposed is not material.

                SEABOARD CORPORATION
      Notes to Consolidated Financial Statements


As discussed in Note 3, during the fourth quarter of 2003, Seaboard sold its equity investment in Fjord, a non-consolidated affiliate included in the All Other segment. Seaboard's share of Fjord's losses recognized during 2003, 2002 and 2001 as a loss from foreign affiliates totaled $15,546,000, $10,158,000 and $1,316,000, respectively. Included in 2003 losses is $12,421,000 for asset impairment charges primarily related to inventory, license, and fixed assets caused by sustained low world-wide salmon prices and an unfavorable U.S. Court ruling restricting Fjord from the use of its genetic material.

Beginning with the third quarter of 2002, the Bulgarian wine business (the Business) had negotiated a series of extensions when it was unable to make a scheduled principal payment to a bank syndication. During the third quarter of 2003, the Business successfully negotiated a refinancing of certain of its debt. As part of the refinancing, the bank syndication forgave a portion of the debt and the Business sold certain assets, the proceeds of which were used to repay a portion of the principal balance plus accrued interest. As a result of this transaction, the Business incurred a loss from the sale of assets, net of the gain from debt forgiveness, of which Seaboard recorded its share, $1,489,000, during the third quarter of 2003. Seaboard's share of the Business' losses are included in the All Other segment as a loss from foreign affiliates.

As a result of recurring losses in a shrimp business operated as a subsidiary of a foreign affiliate in Ecuador, at December 31, 2001, management evaluated the carrying value of its investment in the affiliate. Based on this evaluation, in the fourth quarter of 2001 Seaboard recognized a charge of $1,023,000 for the other than temporary decline in value in its investment in a foreign affiliate as a charge to losses from foreign affiliates related to the shrimp business in the Commodity Trading and Milling segment.

The following tables set forth specific financial information about each segment as reviewed by management. Operating income for segment reporting is prepared on the same basis as that used for consolidated operating income. Operating income, along with losses from foreign affiliates for the Commodity Trading and Milling Division, is used as the measure of evaluating segment performance because management does not consider interest and income tax expense on a segment basis.

Sales to External Customers:

                                          Years ended December 31,
(Thousands of dollars)                  2003        2002        2001

Pork                               $  735,662  $  645,820  $  772,447
Commodity Trading and Milling         667,869     652,120     476,207
Marine                                408,971     383,419     384,906
Sugar and Citrus                       70,740      57,700      77,662
Power                                  69,622      63,106      63,572
All Other                              28,476      27,142      29,816
   Segment/Consolidated Totals     $1,981,340  $1,829,307  $1,804,610


Operating Income:

                                          Years ended December 31,
(Thousands of dollars)                  2003        2002        2001

Pork                               $   22,447  $  (13,876) $   68,717
Commodity Trading and Milling          15,951      18,430      13,223
Marine                                  5,759      16,599      24,001
Sugar and Citrus                       18,755      16,294       6,614
Power                                   7,037      14,258      14,576
All Other                               2,014        (784)     (8,786)
   Segment Totals                      71,963      50,921     118,345
Corporate                              (3,177)     (3,796)     (3,993)
   Consolidated Totals             $   68,786  $   47,125  $  114,352

                SEABOARD CORPORATION
      Notes to Consolidated Financial Statements

Loss from Foreign Affiliates:
                                          Years ended December 31,
(Thousands of dollars)                  2003        2002        2001

Commodity Trading and Milling      $     (384) $   (3,813) $   (4,506)
Sugar and Citrus                         (337)          -           -
All Other                             (20,553)    (13,013)     (5,002)
   Segment/Consolidated Totals     $  (21,274) $  (16,826) $   (9,508)


Depreciation and Amortization:
                                          Years ended December 31,
(Thousands of dollars)                  2003        2002        2001

Pork                               $   37,173  $   24,069  $   22,083
Commodity Trading and Milling           3,261       3,148       2,975
Marine                                 13,264      14,276      13,763
Sugar and Citrus                        3,817       3,857       9,338
Power                                   5,348       5,220       5,153
All Other                                 936       1,322       1,599
   Segment Totals                      63,799      51,892      54,911
Corporate                                 404         744         889
   Consolidated Totals             $   64,203  $   52,636  $   55,800


Capital Expenditures:
                                          Years ended December 31,
(Thousands of dollars)                  2003        2002        2001

Pork                               $   15,756  $  135,145  $   20,686
Commodity Trading and Milling           2,741       1,122       2,034
Marine                                  7,651       9,710      20,879
Sugar and Citrus                        4,435       2,545      10,252
Power                                     396         814         422
All Other                                 235         128         398
   Segment Totals                      31,214     149,464      54,671
Corporate                                 258         415         291
   Consolidated Totals             $   31,472  $  149,879  $   54,962


Total Assets:
                                                      December 31,
(Thousands of dollars)                              2003        2002

Pork                                           $  670,288  $  627,937
Commodity Trading and Milling                     243,065     239,187
Marine                                            114,375     117,366
Sugar and Citrus                                   75,674      69,515
Power                                              76,920      73,872
All Other                                          13,953      15,971
   Segment Totals                               1,194,275   1,143,848
Corporate                                         131,416     137,293
   Consolidated Totals                         $1,325,691  $1,281,141

                SEABOARD CORPORATION
      Notes to Consolidated Financial Statements


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

Geographic Information

Seaboard had sales in South Africa totaling $200,310,000, $242,415,000, and $155,921,000 for the years ended December 31,
2003, 2002 and 2001, respectively, representing approximately 10%, 13% and 9% of total sales for each respective year. No other individual foreign country accounts for 10% or more of sales to external customers. The following table provides a geographic summary of net sales based on the location of product delivery.

                                            Years ended December 31,
(Thousands of dollars)                     2003       2002       2001

United States                         $  758,325 $  636,091 $  747,877
Caribbean, Central and South America     555,680    541,332    548,386
Africa                                   485,619    478,273    348,217
Pacific Basin and Far East                93,568     94,550    106,504
Canada/Mexico                             72,051     56,575     41,638
Eastern Mediterranean                      9,301     14,435      6,861
Europe                                     6,796      8,051      5,127
 Totals                               $1,981,340 $1,829,307 $1,804,610

The following table provides a geographic summary of Seaboard's long-lived assets according to their physical location and primary port for the vessels:

                                                        December 31,
(Thousands of dollars)                                2003       2002

United States                                    $  544,016 $  521,693
Dominican Republic                                   45,898     48,608
Argentina                                            37,174     30,385
All other                                            19,121     20,907
 Totals                                          $  646,209 $  621,593

At December 31, 2003 and 2002, Seaboard had approximately $107,828,000 and $113,331,000, respectively, of foreign receivables, excluding receivables due from foreign affiliates, which generally represent more of a collection risk than the domestic receivables. Management believes its allowance for doubtful receivables is adequate.

                SEABOARD CORPORATION


Board of Directors

H.H. Bresky                       Joe E. Rodrigues
Chairman of the Board,            Director
President and                     Retired Executive Vice
Chief Executive Officer           President and Treasurer

David A. Adamsen                  Kevin M. Kennedy
Director                          Director
Vice President - Group General    President and Chief Investment
Manager,                          Officer, Great Circle
Northeast Region, Dean Foods      Management LLC
Company

Douglas W. Baena
Director
Chief Executive Officer,
CreditAmerica, Inc.


Officers

H.H. Bresky                       James L. Gutsch
Chairman of the Board,            Vice President, Engineering
President and
Chief Executive Officer           Ralph L. Moss
                                  Vice President, Governmental
Steven J. Bresky                  Affairs
Senior Vice President,
International Operations          David S. Oswalt
                                  Vice President, Taxation and
Robert L. Steer                   Business Development
Senior Vice President,
Treasurer and Chief Financial     John A. Virgo
Officer                           Vice President, Corporate
                                  Controller and Chief Accounting
David M. Becker                   Officer
Vice President, General Counsel
and Secretary                     William H. Croutch
                                  Assistant Secretary and Senior
Barry E. Gum                      Attorney
Vice President, Finance


Chief Executive Officers of Principal Seaboard Operations

Rodney K. Brenneman                Steven J. Bresky
Pork                               Commodity Trading and Milling

John Lynch
Marine


Stock Transfer Agent and           Availability of 10-K Report
Registrar of Stock
                                   Seaboard files its Annual
UMB Bank, n.a.                     Report on Form 10-K with the
Securities Transfer Division       Securities and Exchange
P.O. Box 410064                    Commission.  Copies of the
Kansas City, Missouri 64141-0064   Form 10-K for fiscal 2003 are
(800) 884-4225                     available without charge by
                                   writing Seaboard Corporation,
                                   9000 West 67th Street, Shawnee
Auditors                           Mission, Kansas 66202,
                                   Attention: Shareholder
KPMG LLP                           Relations or via the internet
1000 Walnut, Suite 1600            at www.seaboardcorp.com.
P.O. Box 13127                     Seaboard provides access to
Kansas City, Missouri 64199        its most recent Form 10-K,
                                   10-Q and 8-K reports on its
Stock Listing                      internet website, free of
                                   charge, as soon as reasonably
Seaboard's common stock is         practicable after those
traded on the American Stock       reports are electronically
Exchange under the symbol SEB.     filed with the Securities and
Seaboard had 231 shareholders      Exchange Commission.
of record of shares of its
common stock as of December
31, 2003.