Form 10-K, Exhibit 13
period 2004-12-31
SEABOARD CORP /DE/
filed 2005-03-04
CIK 88121

Exhibit 13

                      SEABOARD CORPORATION


 Description of Business

 Seaboard Corporation is a diversified international agribusiness and transportation company primarily engaged domestically in pork production and processing, and cargo shipping. Overseas, Seaboard is primarily engaged in commodity merchandising, flour and feed milling, sugar production, and electric power generation.

 Table of Contents

  Letter to Stockholders                                                      2
  Division Summaries                                                          4
  Principal Locations                                                         6
  Summary of Selected Financial Data                                          7
  Quarterly Financial Data (unaudited)                                        8
  Management's Discussion & Analysis of Financial Condition and Results of
   Operations                                                                 9
  Managements' Responsibility for Financial Statements                       25
  Managements' Report on Internal Control over Financial Reporting           25
  Report of Independent Registered Public Accounting Firm on Internal
   Control over Financial Reporting                                          26
  Report of Independent Registered Public Accounting Firm on Consolidated
   Financial Statements                                                      27
  Consolidated Balance Sheets                                                28
  Consolidated Statements of Earnings                                        29
  Consolidated Statements of Changes in Equity                               30
  Consolidated Statements of Cash Flows                                      31
  Notes to Consolidated Financial Statements                                 32
  Stockholder Information                                                    59

 This report, including information included or incorporated by reference in this report, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Seaboard Corporation and its subsidiaries (Seaboard). Forward-looking statements generally may be identified as statements that are not historical in nature; and statements preceded by, followed by or that include the words "believes," "expects," "may," "will," "should," "could," "anticipates," "estimates," "intends," or similar expressions. In more specific terms, forward-looking statements, include, without limitation: statements concerning projection of revenues, income or loss, capital expenditures, capital structure or other financial items, including the impact of mark-to-market accounting on operating income; statements regarding the plans and objectives of management for future operations; statements of future economic performance; statements regarding the intent, belief or current expectations of Seaboard and its management with respect to: (i) the cost and timing of the completion of new or expanded facilities, (ii) Seaboard's ability to obtain adequate financing and liquidity, (iii) the price of feed stocks and other materials used by Seaboard,
 (iv)  the  sale price for pork products from such  operations,
 (v)  the  price  for  other products and services,  (vi)   the
 charter  hire  rates  and fuel prices for vessels,  (vii)  the demand for power, related spot market prices and collectibility of receivables in the Dominican Republic,
 (viii) the effect of the fluctuation in exchange rates for the Dominican Republic peso, (ix) the effect of the Venezuelan economy on the Marine Division, (x) the potential effect of Seaboard's investment in a wine business on the consolidated financial statements, (xi) the potential impact of various environmental actions pending or threatened against Seaboard,
 (xii) the potential impact of the American Jobs Creation Act, or (xiii) other trends affecting Seaboard's financial condition or results of operations, and statements of the assumptions underlying or relating to any of the foregoing statements.

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

              Letter to Stockholders

2004  will  be  remembered  as  a  breakthrough  year  for
Seaboard.  Sales topped $2 billion for the first time, and
operating  and net income were by far the highest  in  our
eighty-plus year history.  In fact, the fourth quarter  of
2004  marked  the  eighth straight quarter  of  increasing
operating income.  We believe that largely because of this
financial performance, our Company's stock price increased
over 250% during the year, creating enormous value for our
shareholders.   What  a  great time  to  be  part  of  the
Seaboard family.

Our strategy has always been to spread risk through the diversification of our business operations. In 2004 all of our major divisions performed exceptionally well. Our success was fueled by strong markets worldwide, notably high prices and demand for pork in both the domestic and export sales channels, and a strong ocean freight market.
We also benefited from the overall increase in economic activity both in the U.S. and abroad.

Seaboard Farms reached sales of almost $1 billion in 2004,
with operating income of $144 million.  These results  are
mostly  due  to  higher pork prices in  the  domestic  and
international markets, which were attributable  to  strong
demand  and a weakened U.S. dollar.  In order to meet  the
strong  demand,  we  also increased our  volumes  sold  by
stretching  the  capacity  of our  plant  with  additional
weekend    processing   shifts.    We   achieved   greater
efficiencies at the plant and at the farms in 2004, and raised more of our own hogs instead of purchasing these hogs on the open market, which provided additional cost savings.

We are very excited about our marketing agreement with Triumph Foods, which was announced early last year.
Triumph has a similar business plan, and will produce a similar high-quality product. We view this as a "win-win" situation and look forward to bringing their product on board later this year.

The  Commodity Trading and Milling business  surpassed  $1
billion in sales in 2004 representing an increase  of  60%
over the prior year. On the trading side, we increased our market share in many of the dedicated routes and regions we serve, and opened up new markets in select countries in order to strengthen our existing routes.
Generally speaking, local market conditions improved in our milling locations in Africa, Latin America, and the Caribbean, as total sales increased 7% year over year.

Seaboard  Marine had an exceptional year as well in  2004.
Sales were just under $500 million, and operating income was $62 million. Although in recent years we have seen increasing volumes from this division, we have also seen revenue per unit shipped decline. In 2004 we began to see this relationship change, as both volumes and revenue per unit shipped started to increase. The shipping industry as a whole enjoyed increased freight rates, and demand for shipping remains strong, mainly due to pressure from Asia.

Earlier  this  year,  my  good  friend  and  the  longtime
president of Seaboard Marine, John Lynch, retired.  I very
much  appreciate  his leadership and creativity,  and  the
success  he  has brought the Company over the past  years.
Under  his  leadership, Seaboard Marine grew to  become  a
leading carrier in Latin America and the Caribbean  Basin.
Taking over the reins is Eddie Gonzalez.  Eddie has  spent
the  majority  of his career with Seaboard, most  recently
running  Marine's  Miami  terminal  operations.     I   am
confident  that  with  Eddie's  knowledge  and  years   of
experience, he will continue to promote the growth of this business in the future.

Tabacal, our Sugar and Citrus business, has experienced lower prices for sugar domestically in Argentina, and because of high volume harvests during the past couple of years, we do not expect an increase in the sugar price in 2005. Also, our Power business in the Dominican Republic, while delivering positive operating income over the past several years, has struggled recently with slow payment of receivables from partially government-owned customers.

Looking forward to 2005, there are some challenges on  the
horizon.  Although the near term forecast for pork  prices
and cargo container shipping rates remains quite positive,
they  are  still  commodities, and  commodity  prices  are
notoriously  cyclical.  We cannot expect these  prices  to
continue  at  their current levels indefinitely.   At  the
same time, however, we are staying focused on increasing efficiencies in our production process, and are pursuing new value-added products to attempt to minimize the cyclical effect.

In facing these issues, our strategy in 2005 will be to continue to identify opportunities for both increasing growth and decreasing operating costs wherever possible.
Our focus will also be to further capitalize on synergies between and among our businesses in order to improve the utilization and management of our assets.

I am glad that you, the shareholder, were rewarded in 2004
for  your  belief  in Seaboard and in our business  model.
Although  we were always confident of the intrinsic  value
of  our Company, the market has not always reflected  that
value.  Finally, I want to personally thank each and every
Seaboard  employee for their part in making  2004  such  a
tremendous  year.   The unique nature  of  our  businesses
requires an around-the-clock effort on the part of our employees, and without their hard work and commitment, we would not have had the results we did. I also ask each employee to continue their efforts in 2005, as we work toward making this year as memorable as the last.



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

Seaboard's processing facility in Guymon, Oklahoma opened in 1995. The facility has a daily double shift capacity to process approximately 16,000 hogs and generally operates at capacity with additional weekend shifts depending on market conditions. Seaboard produces and sells fresh and frozen pork to further processors, foodservice outlets, grocery stores and other retail customers, and distributors throughout the United States and foreign markets. Hogs processed at the plant principally include Seaboard-raised hogs as well as hogs raised by third parties purchased under contract and in the open market.

Seaboard's hog production facilities consist of genetic and commercial breeding, farrowing, nursery and finishing buildings
located   in   Oklahoma,  Kansas,  Texas  and  Colorado.    These
facilities have a capacity to produce approximately three and one-half million market hogs annually. Seaboard owns and operates six centrally located feed mills to provide formulated feed to these facilities and has additional feed mill capacity to support future growth.

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


Commodity Trading & Milling Division

Seaboard's Commodity Trading & Milling Division internationally markets wheat, corn, soybean meal and other commodities in bulk to third party customers and affiliated companies. These commodities are purchased worldwide with primary destinations in Africa, South America, the Caribbean, and the Eastern Mediterranean.

The  division  originates, transports and  markets  approximately
4.8 million tons annually of wheat, corn, soybean meal and other commodities. The focus remains on the efficient supply of quality products and services to the wheat and maize milling and animal feed industries. Seaboard integrates the service of delivering commodities to its customers primarily through the use of chartered bulk vessels and its seven owned bulk carriers.

Seaboard's Commodity Trading and Milling Division operates in sixteen countries, including five trading locations and thirteen grain processing businesses. The grain processing businesses are operated through five consolidated and eight non-consolidated affiliates in Africa, South America, and the Caribbean with flour, feed and maize milling businesses producing approximately one and one-half million metric tons of finished product per year.

Marine Division

Seaboard's Marine Division provides containerized shipping service between the United States, the Caribbean Basin, and Central and South America. Seaboard's primary operations, located in Miami, include a 135,000 square-foot warehouse for cargo consolidation and temporary storage in addition to a 70 acre terminal at the Port of Miami. At the Port of Houston, Seaboard operates a 62 acre cargo terminal facility that includes over 690,000 square feet of on-dock warehouse space for temporary storage of bagged grains, resins and other cargoes. Seaboard also makes scheduled vessel calls in New Orleans, Louisiana, Fernandina Beach, Florida, and Philadelphia, Pennsylvania.

Seaboard's fleet consists of seven owned and approximately 23 chartered vessels, thousands of dry, refrigerated and specialized containers and related equipment. Within its service lanes, Seaboard is one of the largest shippers in terms of cargo volume to and from the Port of Miami and provides direct service to over 25 countries. Seaboard also provides extended service from our domestic ports of call to and from multiple foreign destinations through connecting carrier agreements with major regional and global carriers.

To maximize fleet utilization, Seaboard uses a network of offices and agents throughout the United States, Canada, Latin America, and the Caribbean Basin to book both northbound and southbound cargo to and from the United States and between the countries it serves. Seaboard's full service intermodal capabilities allow the transport by either truck or rail, of both import and export cargo to and from various U.S. ports. Seaboard's frequent sailings and fixed-day schedules make it convenient for customers to coordinate manufacturing schedules and maintain inventories at cost-efficient levels. Seaboard's approach is to work in partnership with its customers and provide the most effective level of service throughout the United States to and from Latin America and the Caribbean Basin and between the countries it serves.

Other Divisions

Seaboard's other businesses consist largely of food-related businesses and electric power generation.

Seaboard is involved in the production and refining of sugar, and the production and processing of citrus products in Argentina. These products are primarily marketed locally with some exports to the United States, other South American countries and Europe. Seaboard's mill, one of the largest in Argentina, currently has a processing capacity of approximately 180,000 metric tons of sugar per year. During 2005 Seaboard plans to increase this capacity to approximately 200,000 metric tons. The mill is located on a large tract of land in the Salta Province. Approximately 46,000 acres of this land is planted with sugar cane which supplies the majority of the raw product processed by the mill. Another 3,000 acres is planted with orange trees.

Seaboard owns two floating electric power generating facilities consisting of a system of diesel engines mounted on barges with a combined rated capacity of approximately 112 megawatts. Seaboard operates as an independent power producer that generates electricity into the local power grid but is not involved in the transmission or distribution of electricity. Electricity is sold under contract to certain large commercial users, and on the spot market that is accessed by three wholly or partially government-owned distribution companies, and limited others.

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

                         Principal Locations


Corporate Office        Molinos Champion, S.A.*           Seaboard del Peru,
                        Molinos del Ecuados, C.A.*          S.A.
Seaboard Corporation     Ecuador                           Peru
Shawnee Mission,
Kansas                  National Milling Company          Seaboard Freight &
                         of Guyana Limited                  Shipping Jamaica
Pork                    Guyana                              Limited
                                                           Jamaica
Seaboard Farms          National Milling
 Pork Division Office    Corporation Limited              Seaboard Marine
  Shawnee Mission,      Zambia                              Bahamas Ltd.
  Kansas                                                   Bahamas
                        Seaboard West Africa Limited
  Processing Plant      Sierra Leone                      Seaboard Marine
   Guymon, Oklahoma                                         (Trinidad) Ltd.
                        Unga Holdings Limited*             Trinidad
  Live Production        Kenya and Uganda
  Operation Offices                                       Seaboard Marine of
   Julesburg, Colorado  Marine                              Haiti, S.E.
   Hugoton, Kansas                                         Haiti
   Leoti, Kansas        Seaboard Marine
   Liberal, Kansas       Marine Division Office           SEADOM, S.A.
   Rolla, Kansas          Miami, Florida                   Dominican Republic
   Guymon, Oklahoma
   Hennessey, Oklahoma  Port Operations                   Seamaritima S.A.
   Optima, Oklahoma      Fernandina Beach, Florida          de C.V.
                         Houston, Texas                    Mexico
Commodity Trading &      Miami, Florida
Milling                  New Orleans, Louisiana           Sugar and Citrus
                         Philadelphia, Pennsylvania
Commodity Trading                                         Ingenio y Refineria
Operations               Agencias Generales Conaven, C.A.   San Martin del
 Bermuda                  Venezuela                         Tabacal SRL
 Ecuador                                                   Argentina
 Peru                    Agencia Maritima del Istmo, S.A.
 South Africa             Costa Rica
 Zambia                                                   Power
                         Cayman Freight and Shipping
KWABA - Sociedade          Services, Ltd.                 Transcontinental
Industrial e             Cayman Islands                     Capital Corp.
Commercial, SARL*                                           (Bermuda) Ltd.
 Angola                  JacintoPort International LP      Dominican Republic
                          Houston, Texas
Les Moulins d'Haiti
S.E.M.*                  Representationes Maritima y      Other
 Haiti                     Aereas, S.A.
                         Guatemala                        Boyar Estates S.A.*
Lesotho Flour Mills                                        Bulgaria
Limited*                 Sea Cargo, S.A.
 Lesotho                  Panama                          Chestnut Hill Farms
                                                            Honduras, S. de
Life Flour Mill Ltd*     Seaboard de Colombia, S.A.         R.L. de C.V.
Top Feeds Limited*        Colombia                         Honduras
 Nigeria
                         Seaboard Honduras, S. de R.L.    Mount Dora Farms Inc.
Minoterie de Matadi,       de C.V.                         Miami, Florida
S.A.R.L.*                 Honduras
 Democratic Republic                                      Seaboard Transport,
 of Congo                                                   Inc.
                                                           Shawnee Mission,
Minoterie du Congo, S.A.                                   Kansas
 Republic of Congo

Mobeira, SARL
 Mozambique


*Represents a non-controlled, non-consolidated affiliate

                         Summary of Selected Financial Data

                             Years ended December 31,
(Thousands of dollars
except per share amounts)   2004       2003       2002       2001       2000

Net sales                $2,683,980 $1,981,340 $1,829,307 $1,804,610 $1,583,696

Operating income         $  251,254 $   68,786 $   47,125 $  114,352 $   48,065

Earnings from continuing
 operations              $  168,096 $   31,842 $   13,507 $   51,989 $    8,872

Net earnings             $  168,096 $   31,842 $   13,507 $   51,989 $   98,909

Earnings per common
 share from continuing
 operations              $   133.94 $    25.37 $     9.38 $    34.95 $     5.96

Net earnings per common
 share                   $   133.94 $    25.37 $     9.38 $    34.95 $    66.49

Total assets             $1,436,694 $1,325,691 $1,281,141 $1,234,757 $1,274,234

Long-term debt, less
 current maturities      $  262,544 $  321,555 $  318,746 $  255,819 $  312,418

Stockholders' equity     $  692,682 $  520,565 $  486,731 $  528,420 $  540,685

Dividends per common
 share                   $     3.00 $     3.00 $     2.50 $     1.00 $     1.00

In the fourth quarter of 2004, Seaboard recognized a $3,592,000 decline in value considered other than temporary in its investment in a Bulgarian wine business as a charge to loss from foreign affiliates. See Note 13 to the Consolidated Financial Statements for further discussion. As a result of its decision to sell this equity investment, in the fourth quarter of 2004, Seaboard recharacterized the related accounting for income tax purposes from ordinary to capital losses, which resulted in the reversal of a previously recorded tax benefit of $5,795,000 related to prior year losses. See Note 7 to the Consolidated Financial Statements for further discussion. The effect of these fourth quarter events related to this business was a decrease in net earnings of $7.48 per common share.

In January 2005, Seaboard agreed to a tax settlement related to prior year tax returns resulting in a tax benefit of $14,356,000, or $11.44 per common share, which was recognized in the fourth quarter of 2004. See Note 7 to the Consolidated Financial Statements for further discussion.

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

Seaboard   completed   the  sale  of  its  Poultry   segment   on
January 3, 2000, recognizing an after-tax gain on disposal of discontinued operations of $90,037,000 or $60.53 per common share.

                       Quarterly Financial Date (unaudited)


(UNAUDITED)
(Thousands of dollars         1st       2nd      3rd      4th     Total for
 except per share amounts)  Quarter   Quarter  Quarter   Quarter   the Year

2004

Net sales                  $ 615,675  712,307  667,462   688,536  $2,683,980

Operating income           $  42,762   55,527   71,368    81,597  $  251,254

Net earnings               $  27,377   34,256   46,548    59,915  $  168,096

Earnings per common share  $   21.81    27.29    37.09     47.74  $   133.94

Dividends per common share $    0.75     0.75     0.75      0.75  $     3.00

Market price range per
 common share:
                     High  $  352.00   498.00   669.99  1,038.00

                     Low   $  280.00   317.00   482.65    545.00

2003

Net sales                  $ 461,867  485,883  485,417   548,173  $1,981,340

Operating income           $   7,974   10,289   17,845    32,678  $   68,786

Net earnings (loss)        $   2,715   (2,916)   1,838    30,205  $   31,842

Earnings (loss) per common
 share                     $    2.16    (2.32)    1.46     24.07  $    25.37

Dividends per common share $    0.75     0.75     0.75      0.75  $     3.00

Market price range per
 common share:
                     High  $  263.00   225.75   268.00    284.95

                     Low   $  195.00   195.00   203.00    215.00

In the fourth quarter of 2004, Seaboard recognized a $3,592,000 decline in value considered other than temporary in its investment in a Bulgarian wine business as a charge to loss from foreign affiliates. See Note 13 to the Consolidated Financial Statements for further discussion. As a result of its decision to sell this equity investment, in the fourth quarter of 2004, Seaboard recharacterized the related accounting for income tax purposes from ordinary to capital losses, which resulted in the reversal of a previously recorded tax benefit of $5,795,000 related to prior year losses. See Note 7 to the Consolidated Financial Statements for further discussion. The effect of these fourth quarter events related to this business was a decrease in net earnings of $7.48 per common share.

In January 2005, Seaboard agreed to a tax settlement related to prior year tax returns resulting in a tax benefit of $14,356,000, or $11.44 per common share, which was recognized in the fourth quarter of 2004. See Note 7 to the Consolidated Financial Statements for further discussion.

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

Pork Segment

Management views the Pork segment as Seaboard's most significant operation. It is primarily a domestic business with some export sales to Japan and other foreign markets. All sales of pork products are generated from a single hog processing plant in Guymon, Oklahoma, which operates at double shift capacity. In 2004, Seaboard raised over 70% of the hogs processed at the plant with the remaining hog requirements purchased primarily under contracts from independent producers. This segment is also the most capital intensive segment with approximately 45% of consolidated assets, including approximately 75% of Seaboard's fixed assets and material dollar amounts for live hog inventories. Management believes the Pork segment possesses the ability to generate the most material amount of operating income and cash flow in any one year than any of Seaboard's other businesses, as was demonstrated by the 2004 operating results.

Of Seaboard's businesses, the Pork segment also has the greatest exposure to commodity price fluctuations. As a result, this segment's operating income and cash flows can materially fluctuate from year to year, significantly affecting Seaboard's consolidated operating income and cash flows. Sales prices are directly affected by both domestic and world wide supply and demand for pork products and other proteins. Feed costs are the most significant single component of the cost of raising hogs and can be materially affected by commodity prices for corn and soybean meal. In addition, costs can be materially affected by market prices for hogs purchased from third parties for processing at the plant.

During 2003, this segment completed populating its last expansion of live production facilities. Management currently has no immediate plans for further expansion to support the Guymon plant. Furthermore, during 2004 management decided not to construct a second processing plant at this time. Accordingly, future working capital needs and other financing requirements related to incremental internal expansion should be minimal. As the Guymon plant operates at capacity, to improve operating income Seaboard is constantly working towards improving the efficiencies of the Pork operations as well as considering ways to increase margins by expanding product offerings.

In early 2004, Seaboard entered into a marketing agreement with Triumph Foods LLC (Triumph) to market all of the pork products produced at Triumph's pork processing plant that is under construction in St. Joseph, Missouri. Seaboard will earn a commission for this service and will be reimbursed for certain expenses. The plant is scheduled to begin operations in late 2005. This plant will have similar capacity to Seaboard's Guymon plant with the business based upon the same integrated model as Seaboard's. The Triumph plant is not expected to reach full double shift operating capacity until 2007.

Commodity Trading and Milling Segment

The Commodity Trading and Milling segment, for the first time, exceeded $1 billion in sales during 2004. It is Seaboard's second largest segment with approximately 20% of consolidated assets, which consist primarily of working capital assets. This segment principally operates overseas with locations in Africa, Bermuda, South America and the Caribbean. These foreign operations can be significantly impacted by local crop production, political instability, economic conditions and currency fluctuations. This segment's sales are also significantly affected by fluctuating prices for various commodities, such as wheat, corn and soybean meal. Although this segment owns seven ships, most of the third party trading business is transacted with chartered ships. Charter hire rates, influenced by available charter capacity for worldwide trade in bulk cargoes, and related fuel costs can also impact business volumes and margins. The milling businesses, both consolidated and non-consolidated affiliates, operate in many foreign and, in most cases, lesser developed countries. Subsidized wheat and flour exports can create fluctuating market conditions that can have a significant impact on both the trading and milling businesses' sales and operating income.

The majority of the Commodity Trading and Milling segment's sales pertain to the commodity trading business which has experienced significant volume growth over the past few years, especially in 2004. This growth has increased the amount of working capital required to fund increases in accounts receivable and inventories. Increased shipping requirements have been satisfied by the charter-hiring of bulk cargo ships. As the commodity trading portion of the business originates grain sales from and sells to many international locations, timing of completion of voyages, and the availability of and rates for bulk cargo shipping can significantly affect sales volumes, operating income and cash flows from quarter-to-quarter. Seaboard continues to look for opportunities for additional markets to expand the commodity trading and milling operations.

Marine Segment

The Marine segment is the third largest in terms of sales and assets. This segment provides containerized cargo shipping services primarily from the United States to over twenty-five different countries in the Caribbean Basin, and Central and South America. Fluctuations in economic conditions or unstable local political situations in the countries in which Seaboard operates can affect import/export trade volumes. In addition, containerized cargo rates can fluctuate depending on local supply and demand for shipping services. This segment time-charters or leases the majority of its ocean cargo vessels and is also affected by fluctuations in charter hire rates and fuel costs.

Seaboard's marine business is fairly mature and historically had fairly stable cash flows with minimal financing requirements. However, during 2003 and 2002 Seaboard experienced the effects of the economic and political instability in Venezuela which also affected other related South American markets. This had a significant negative impact on operating income while reducing related cash flows. During this time, Seaboard replaced the lost Venezuelan volumes with new routes, and expanded volumes on existing routes, although margins decreased. During 2004, Seaboard was able to increase cargo rates in most markets, and commercial activity improved in Venezuela. Assuming this segment continues to expand its volumes, needs for cargo carrying and handling equipment will increase over the next couple of years. Seaboard continues to look for ways to increase volumes on existing routes while looking to provide additional new services for the region.

Sugar and Citrus Segment

Seaboard's Sugar and Citrus segment operates a sugar mill in Argentina, locally growing a substantial portion of the sugar cane processed at the mill. This segment's sales and operating income are significantly impacted by local and worldwide sugar prices. Yields from the Argentine sugar harvest can have an impact on the local price of sugar. Also, but to a lesser degree, price fluctuations of the world market can affect local sugar prices and can also impact export sale volumes. Depending on local harvest and market conditions, this business purchases third party sugar and citrus for resale. Over the past several years, Seaboard made several modifications to this business to improve the efficiency of its operations.

As the functional currency of the Sugar and Citrus segment is the Argentine peso, the currency exchange rate can also have an impact on reported U.S. dollar sales, operating income and cash flows. As discussed in Note 12 to the Consolidated Financial Statements, the Argentine peso experienced a significant devaluation compared to the U.S. dollar beginning in 2001 and extending into 2002, resulting in material foreign currency losses and write-downs of Seaboard's asset values related to this operation. Although the economy of Argentina was negatively impacted by the devaluation and ensuing recession throughout 2002, economic conditions steadily improved in 2003 and remained relatively stable throughout 2004. Since the devaluation, this segment has generated positive cash flows from operations. Financing needs for the foreseeable future are not expected to be significant for this operation. Seaboard continues to explore ways to improve and expand its existing operations while considering other alternatives to expand this segment.

Power Segment

Seaboard's Power segment operates as an unregulated independent power producer in the Dominican Republic (DR) generating power from diesel engines mounted on two barges. Historically, these engines have been fully dispatched as a result of the relative efficiency of the operations, and until the end of 2003, the engines operated at capacity. This segment's financing needs have been minimal. Until the past two years, this segment has produced some of Seaboard's best return on investment although operating cash flows have fluctuated from inconsistent customer collections. Seaboard has contracts to sell approximately 40% of its power to certain government-approved
commercial   large  users   under  long-term   contracts  and, at
year-end, entered into short-term contracts for most of the remaining production. Energy produced in excess of contracted amounts is sold on the spot market to three wholly or partially-government-owned distribution companies or other generators who lack sufficient power production to service their customers. Fuel is the largest cost component but increases in fuel prices have generally been passed through to customers.

The economic environment in the DR has been in turmoil for the last two years. During 2003, the exchange rate for the Dominican peso devalued significantly before strengthening somewhat during 2004. In addition, since the last half of 2003, the power industry in the DR has suffered from a cash flow imbalance that began when the government did not allow retail electricity rates charged by the distribution companies to increase sufficiently in a timely manner to cover the significant peso devaluation and increases in U.S. dollar-denominated fuel costs.

As a result of the weakened economic environment in the DR, the generating companies have experienced difficulty in obtaining timely collections of trade receivables from the government-owned distribution companies or other companies that must also collect from the government in order to make payments on their accounts. As a result, similar to other independent power producers at the end of 2003 and throughout 2004, Seaboard curtailed its level of power generation from time to time based on management's belief about collectibility of receivables from spot sales. While multilateral credit agencies may eventually provide funding support to this country to improve liquidity, management cannot predict if adequate funding will occur to fully resolve this situation during the next year. With the exception of those government or government-reliant customers, the commercial contract customers generally pay their accounts timely. Seaboard continues to pursue additional commercial contract customers, which would reduce dependency on the government for liquidity. In addition, Seaboard is pursuing additional investment opportunities in the DR power industry.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Sources and Uses of Cash

Cash and short-term investments as of December 31, 2004 increased $38.5 million from December 31, 2003 reflecting cash generated from operations. While cash from operating activities totaled $194.1 million, $54.2 million was used for scheduled maturities of long-term debt, $73.8 million was used to repay notes payable to banks, and $33.6 million was used for capital expenditures.

Cash from operating activities for 2004 increased $102.4 million compared to 2003, primarily reflecting increased earnings, partially offset by the increased working capital needs primarily from the increase in business, especially in the Commodity Trading and Milling segment, and an additional special funding of $14.3 million to Seaboard's qualified defined benefit pension plan (see Note 10 to the Consolidated Financial Statements). For the Commodity Trading and Milling segment, the overall increase in trading activity and commodity costs caused increases in accounts receivable and inventories. Working capital needs also increased for the Power segment as a result of continuing slow collections of accounts receivable. Overall, the Pork segment and, to a lesser degree, the Marine segment generated the cash from operating activities.

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

Cash from operating activities for 2003 increased $64.2 million compared to 2002 primarily related to improved operating results of the Pork segment and a lower level of funding for working capital requirements. The reduced funding for working capital requirements primarily reflects the substantial increase in working capital requirements in 2002 for the expansion of the commodity trading business, while in 2003 such working capital needs remained fairly constant for this business. However, working capital requirements increased for the Pork segment in 2003, as live hog inventory levels were increased during 2003 reflecting new hog production facilities being fully populated. In addition, the Power segment's receivables increased due to collection problems.

Capital Expenditures

During 2004 Seaboard invested $33.6 million in property, plant and equipment, of which $11.8 million was expended in the Pork segment, $10.3 million in the Marine segment, $4.9 million in the Commodity Trading and Milling segment, $5.5 million in the Sugar and Citrus segment and $1.1 million in the remaining businesses. The capital expenditures for 2004 were primarily of a normal recurring nature which included replacements of machinery and equipment, and general facility modernizations and upgrades.

As  of  December 31, 2004 Seaboard was committed  to  spend  $3.8 million to purchase equipment and $2.1 million to purchase a previously chartered containerized cargo vessel. Subsequent to December 31, 2004, Seaboard committed to spend $7.1 million to purchase a used bulk vessel for the Commodity Trading and Milling segment. With the exception of a $2.5 million sugar mill expansion project, there are no major expansions currently planned. The capital expenditure budget for 2005 totals $42.6 million, including $11.4 million in the Pork segment for improvement to existing hog production facilities and upgrades to the processing plant; $12.4 million in the Commodity Trading and Milling segment for the purchase of a bulk vessel discussed above, milling facility upgrades and related equipment; $8.9 million in the Marine segment for additional cargo carrying and handling equipment and to purchase a previously chartered vessel noted above; $8.9 million in the Sugar and Citrus segment for the mill expansion discussed above, improvements to the plantation and harvesting equipment; and $1.0 million in all other businesses for general replacements of machinery and equipment. Management anticipates paying for these capital expenditures from internally generated cash and the use of available short-term investments.

During 2003 Seaboard invested $15.8 million in the Pork segment primarily for the expansion of existing hog production facilities, and land acquisition and permitting activities to support the requirements of the potential second processing plant that management has since decided not to pursue at this time. These capital expenditures exclude an increase in net fixed assets in 2003 for hog production facilities previously leased under a master lease agreement that were acquired for a total of $25.0 million primarily from the assumption of debt as discussed below, and also exclude $31.7 million of net fixed assets from the consolidation of variable interest entities (VIEs). See
Note 1 to the Consolidated Financial Statements for further discussion of consolidation of VIEs.

Also during 2003, Seaboard invested $7.7 million in the Marine segment primarily for expansion and replacement of cargo transportation and loading equipment, and facility improvements; $4.4 million in the Sugar and Citrus segment primarily for machinery and equipment, and improvements to the mill and sugarcane fields; and $3.6 million in all other segments for general modernization, mill expansion, and efficiency upgrades of plant and equipment.

During 2002, Seaboard invested $149.9 million in property, plant and equipment including $135.1 million in the Pork segment. This amount was primarily to purchase hog production facilities previously leased, expand the hog production facilities, make improvements to the pork processing plant, and purchase land and obtain operating permits for the potential expansion project that management has since decided not to pursue at this time. The hog production facilities previously leased from Shawnee Funding, Limited Partnership under a master lease arrangement, were purchased in 2002 for a total of $117.5 million. This was financed primarily with the proceeds from a private placement of $109.0 million of Senior Notes, as discussed below.

In early 2002, Seaboard announced plans to build a second processing plant in northern Texas along with related plans to expand its vertically integrated hog production facilities. With the pending completion of the construction of the Triumph pork processing plant discussed above, during 2004 management determined that Seaboard would not proceed with the expansion project at this time.

Financing Activities, Debt and Related Covenants

During the first half of 2004, Seaboard entered into two new one-year committed credit lines totaling $45.0 million and extended for one year a $20.0 million committed credit facility. In addition, Seaboard combined, increased, and extended its committed subsidiary credit facilities for use in the commodity trading business from a total of $80.0 million to $95.0 million expiring on April 30, 2005. These facilities are all denominated in U.S. dollars.

During the fourth quarter of 2004, Seaboard entered into a new $200 million, five year credit facility replacing three existing committed credit facilities totaling $70 million. See Note 8 to the Consolidated Financial Statements for a summary of the material terms of Seaboard's credit facilities, including financial ratios and covenants. Management believes there are currently no covenants that materially restrict our ability to undertake additional debt financings. As of December 31, 2004, Seaboard is in compliance with all restrictive covenants relating to these arrangements.

During 2004, the 10% minority interest owner of one of the  power barges  located in the Dominican Republic exercised a put  option
for   the   equity  interest.   See  Note  2  to  the   Condensed
Consolidated Financial Statements for further discussion.

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

The following table represents a summary of Seaboard's available borrowing capacity as of December 31, 2004. Borrowings of $1.8 million were outstanding under uncommitted lines as of
December 31, 2004. Letters of credit of $55.7 million reduced Seaboard's borrowing capacity under its committed credit lines primarily representing $44.3 million for Seaboard's outstanding Industrial Development Revenue Bonds and $10.4 million related to insurance coverages.

                                                      Total amount
(Thousands of dollars)                                 available

Long-term credit facility - committed                   $200,000

Short-term credit facilities - committed                 115,000

Short-term uncommitted demand notes                       30,225

Total borrowing capacity                                 345,225

Amounts drawn against lines                               (1,789)

Letters of credit reducing borrowing availability        (55,731)

Available borrowing capacity at December 31, 2004       $287,705

During 2005, Seaboard intends to extend or replace its $95.0 million subsidiary credit facility and $20.0 million credit facility, both of which expire in April 2005. Scheduled long-term debt maturities range from $42.0 million to $65.0 million per year over the next three years. Seaboard's existing operations currently have no material capital expenditure needs. Based on current expenditure levels, it is anticipated that such annual capital expenditures will range between $25 million and $40 million. Accordingly, management believes Seaboard's current combination of internally generated cash, liquidity, capital resources and borrowing capabilities will be adequate for its existing operations. Management does, however, periodically review various alternatives for future financings to provide additional liquidity for future operating plans. Management intends to continue seeking opportunities for expansion in the industries in which Seaboard operates and, based on current liquidity and available borrowing capacity, has no plans to pursue other financing alternatives.

Contractual Obligations and Off-Balance-Sheet Arrangements
A summary of Seaboard's contractual cash obligations as of December 31, 2004 is as follows:

(Thousands of dollars)        2005     2006     2007    2008    2009 Thereafter

Vessel time-charter
  commitments              $ 49,389 $ 28,020 $ 10,807 $ 1,056 $   -   $      -

Contract grower finishing
  agreements                 10,848   10,588   10,514  10,609  10,706   80,615

Other  operating lease
  payments                    8,728    8,280    7,170   5,456   2,055    6,862

Total  lease obligations     68,965   46,888   28,491  17,121  12,761   87,477

Long-term  debt              60,756   41,991   65,049  13,864  49,453   92,187

Short-term notes payable      1,789        -        -       -       -        -

Other  purchase commitments 267,885   84,621   58,555       -       -        -

Total contractual cash
  obligations and
  commitments              $399,395 $173,500 $152,095 $30,985 $62,214 $179,664

The Marine segment enters into contracts to time-charter vessels for use in its operations. Historically, these commitments have been short-term. However, as a result of increased demand for vessels and increasing charter hire rates, this segment has entered into long-term commitments. These agreements are discussed further in Note 11 to the Consolidated Financial Statements.

To  support  the  operations of the Pork  segment,  Seaboard  has agreements in place with farmers to raise a portion of Seaboard's
hogs   according  to  specifications.   See  Note   11   to   the
Consolidated Financial Statements for further information.

Seaboard has entered into grain and feed ingredient purchase contracts to support the live hog operations of the Pork segment and has contracted for the purchase of additional hogs from third parties. The Commodity Trading and Milling segment also enters into commodity purchase contracts, primarily to support sales commitments. See Note 11 to the Consolidated Financial Statements for a further discussion and for a more detailed listing of other purchase commitments. Subsequent to December 31, 2004, Seaboard committed to spend $7.1 million to purchase a used bulk vessel for the Commodity Trading and Milling segment.

Seaboard has also issued $2.9 million of guarantees to support certain activities of non-consolidated affiliates or third parties who provide services for Seaboard. See Note 11 to the Consolidated Financial Statements for a detailed discussion.

In early 2004, in conjunction with the marketing agreement with Triumph, as discussed above, Seaboard committed to provide Triumph with future financing of up to $1.75 million in the event of certain specified cost over-runs incurred during plant development and construction.

RESULTS OF OPERATIONS

Net sales for the year ended December 31, 2004 increased $702.7 million to $2,684.0 million from $1,981.3 million in 2003 and $1,829.3 million for 2002. The increase in net sales in 2004 was primarily the result of increased commodity trading volumes and commodity prices, higher market prices for pork products and improved average rates for marine cargo service with increased volumes. The 2003 increase in net sales over 2002 primarily reflected higher domestic market prices for pork products, and higher sales for the Marine segment attributable to higher cargo volumes.

Operating income increased to $251.3 million in 2004, up from $68.8 million in 2003 and $47.1 million in 2002. The 2004 improvement compared to 2003 primarily reflects the higher market prices for pork products along with the improved average rates and, to a lesser extent, increased volumes for marine cargo services. Increased trading volumes also contributed to the 2004 increase. The main component of the increase in 2003 compared to 2002 was higher market prices for pork products. Partially offsetting this increase were significant declines in the Marine and Power segments in 2003 reflecting various difficulties experienced in certain countries where they conduct business.

Pork Segment

(Dollars in millions)                 2004      2003      2002
Net sales                           $ 961.6   $ 735.7   $ 645.8
Operating income (loss)             $ 143.9   $  22.4   $ (13.9)

Net sales for the Pork segment increased $225.9 million for the year ended December 31, 2004 compared to 2003, primarily as a result of higher domestic and international market prices for pork products and, to a lesser extent, higher sales volumes. The demand for pork products remained strong for both domestic and international markets throughout 2004 as a result of higher prices for competing proteins, favorable export conditions and a weakened U.S. dollar. Sales volumes increased as Seaboard operated additional weekend processing shifts during 2004 to take advantage of the favorable market conditions.

Operating income increased $121.5 million for the year ended December 31, 2004 compared with 2003 primarily as a result of the higher sales prices and volumes discussed above, partially offset by higher costs for third party hogs used for processing. Also contributing to the improved profitability percentage was an increase in processing of both the number and percentage of Seaboard-raised hogs, which cost less than third party hogs in 2004. For 2004, operating income also includes an $8.1 million LIFO benefit, reflecting increases in the number of Seaboard-raised hogs over the prior year, compared with a $3.8 million LIFO benefit in 2003. During 2004, Seaboard expensed $1.4 million for abandoned land development costs for certain potential hog production sites and a potential second plant site that Seaboard has decided not to pursue at this time.

Management is unable to predict future market prices for pork products, feed costs and third party hogs, or how long the relatively strong overall market conditions will be sustained. During 2004, market prices for pork products were unusually high compared to historic norms. History has demonstrated that high market prices are not sustained over long periods of time but rather rise and fall based on prevailing market conditions. Management currently anticipates favorable markets through the first half of 2005 for pork prices and feed costs, and overall expects this segment to remain profitable during 2005.

Net sales for the Pork segment increased in 2003 compared to 2002 primarily as a result of higher domestic market prices for pork products. The excess domestic meat supplies experienced during 2002 resulted in lower sales prices throughout 2002 and into early 2003, although prices generally improved during 2003 compared with 2002, especially in the fourth quarter of 2003. Sales volumes remained relatively unchanged for 2003 compared to 2002.

Operating income for the Pork segment increased in 2003 compared to operating losses incurred during 2002. The increase primarily reflects improved market prices as discussed above, partially offset by higher costs of hogs purchased from third parties for processing and higher feed costs for hogs raised by Seaboard.
For 2003, operating income also includes a $3.8 million LIFO benefit (including a $7.5 million benefit in the fourth quarter), reflecting increases in the number of Seaboard-raised hogs over the prior year, as compared with a $6.2 million LIFO charge to earnings in 2002 (including a $6.5 million charge in the fourth quarter). Operating income for 2003 also included a $2.5 million charge for land development costs for several potential hog production sites that Seaboard determined it would no longer pursue.

Commodity Trading and Milling Segment

(Dollars in millions)                     2004     2003      2002
Net sales                              $1,066.5  $ 667.9   $ 652.1
Operating income                       $   27.4  $  16.0   $  18.4
Income (loss) from foreign affiliates  $    5.8  $  (0.4)  $  (3.8)

Net sales for the Commodity Trading and Milling segment increased $398.6 million for the year ended December 31, 2004 compared to 2003. This increase is primarily the result of higher trading volumes to third parties from increased volumes in existing markets and new market penetration, primarily for wheat, while corn and soybean meal volumes were also higher. To a lesser extent, volumes also increased to affiliates, primarily for wheat. Also contributing to the increase in sales were higher worldwide commodity prices and third party freight rates generally recoverable in sales prices. However, commodity prices began to decline during the last half of 2004 compared to commodity prices during the first half of the year. As worldwide commodity price fluctuations cannot be predicted, management is unable to predict future sales but does not expect the rate of growth experienced in 2004 to continue in 2005.

Operating income for this segment increased $11.4 million for 2004 compared to 2003 primarily reflecting the increased sales volumes in the trading business discussed above. However, the impact of mark-to-market accounting for commodity futures and options contracts partially offset the improvement. While management believes its commodity futures and options are economic hedges of its firm purchase and sales contracts, Seaboard does not perform the extensive record-keeping required to account for commodity transactions as hedges for accounting purposes. As a result, operating income for the year ended December 31, 2004 includes losses of $5.4 million compared to gains of $2.6 million for 2003 for these mark-to-market adjustments. As products are delivered to customers, these mark-to-market adjustments are primarily offset by actual contract margins, assuming no further commodity price fluctuation. See
Note 9 to the Consolidated Financial Statements for further discussion on accounting for commodity derivatives. In addition, Seaboard had entered into some long-term charter contracts in 2003, allowing it to take advantage of higher freight market rates during 2004, increasing its overall profitability percentage. However, management expects these higher freight rates to stabilize or continue increasing throughout 2005 while the long-term charters expire, thus reducing freight leverage opportunities and the positive impact reflected in 2004. Due to the uncertain political and economic conditions in the countries in which Seaboard operates, management is unable to predict future operating results, but anticipates positive operating income for 2005.

Income from foreign affiliates for the year ended December 31, 2004 improved $6.2 million from 2003. This improvement primarily reflects improved operating results from most milling operations generally as a result of improved local market conditions. Based on the uncertainty of local political and economic situations in the countries in which the flour and feed mills operate, management cannot predict future results, but currently anticipates these operations will collectively remain profitable during 2005.

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

Operating income for this segment decreased in 2003 compared to 2002. Operating income decreased primarily from lower commodity trading activity with third parties, as noted above, increased selling expenses and reserves for bad debts. In addition, during the latter half of 2003, increased demand for bulk cargo-carrying vessels caused a significant increase in charter hire costs. Partially offsetting this decrease was a gain in 2003 of $2.6 million compared to losses of $1.5 million for 2002 related to mark-to-market adjustments of commodity futures and options.

Loss from foreign affiliates decreased in 2003 compared to 2002 primarily as a result of improved operating performance for several milling operations. As a result of improved local market conditions, these operations were able to obtain higher prices generally for their products.

Marine Segment

(Dollars in millions)                 2004      2003      2002
Net sales                           $ 498.5   $ 409.0   $ 383.4
Operating income                    $  61.6   $   5.8   $  16.6

Net sales for the Marine segment increased $89.5 million for the year ended December 31, 2004, compared to 2003 as a result of higher average cargo rates, especially in the last half of 2004, and higher cargo volumes. Average cargo rates for 2004 increased over 2003 reflecting improved market conditions and better cargo mixes in certain markets. Higher cargo volumes were experienced in most markets as a result of improved economic activities within the countries served by this segment. This was also true for the Venezuelan market, which had experienced significant decreases during the past two years as discussed below.

Operating income for the Marine segment increased by $55.8 million over 2003, primarily reflecting the higher average cargo rates and volumes discussed above. Although management cannot predict changes in future cargo rates or to what extent economic conditions will continue to improve for the Venezuelan market, it does anticipate this segment to remain profitable in 2005.

The U.S. Maritime Transportation Security Act and corresponding international regulations under The International Ship and Port Facility Security Code became effective July 1, 2004. These regulations require comprehensive security assessments and plans for vessels and facilities in the U.S. and throughout the world. Management believes Seaboard is in compliance and, to date, has not experienced any trade disruptions from these regulations, although it cannot predict if any disruptions could occur in the future if foreign ports do not fully comply.

Net sales for the Marine segment increased $25.6 million for 2003 compared to 2002 to $409.0 million. The increase primarily reflects increased cargo volumes in most existing markets, certain new routes added during the fourth quarter of 2002, and chartering of certain company-owned vessels to carry military cargo to the Middle East in the first quarter. The 2003 fourth quarter volumes were especially strong compared to 2002. These increases were partially offset by a decrease in average cargo rates and a significant decline in volumes in the Venezuelan market. Beginning in March 2002, this segment's operations began to experience significant declines in cargo volumes for certain South American routes due primarily to the political and economic instability in Venezuela. Commercial activity in Venezuela declined significantly throughout 2003 following the general strike that began in December 2002 and ended in February 2003 resulting in the discontinuance of all port calls to that country during that period of time.

Operating income for the Marine segment decreased in 2003 compared to 2002, primarily reflecting the impact of the political instability in Venezuela, discussed above, higher fuel costs, increased charter hire costs and, to a lesser extent, increased selling expenses as a result of new routes. In addition, charter hire rates in the fourth quarter of 2003 increased significantly.

Sugar and Citrus Segment

(Dollars in millions)                      2004     2003      2002
Net sales                                $  72.9  $  70.7   $  57.7
Operating income                         $  12.3  $  18.8   $  16.3
Earnings (loss) from foreign affiliates  $   0.7  $  (0.3)  $     -

Net sales for the Sugar and Citrus segment increased $2.2 million for the year ended December 31, 2004 compared to 2003. The increase was due to higher citrus trading volumes during the last half of 2004. This increase was partially offset by lower sugar prices during 2004 resulting from the abundant sugar harvests in Argentina during the last two years which resulted in large sugar supplies. As a result, although not able to predict sugar prices, management currently does not expect sugar prices to increase during 2005.

Operating income decreased $6.5 million during 2004 compared to 2003 primarily as a result of lower 2004 sugar prices as discussed above, and, to a lesser extent, losses incurred with the citrus trading business. Management expects positive operating income for 2005.

Net sales increased $13.0 million for 2003 compared to 2002 primarily as a result of higher sales prices for sugar. The peso price of sugar increased over 2002 prices to offset the effects of the devalued peso. Partially offsetting the increase in sales price were lower sales volumes as a result of lower quantities of sugar purchased from third parties for resale.

Operating income for 2003 increased compared to 2002 primarily as a result of the higher sugar prices partially offset by higher operating expenses. Operating income does not include the effects of the material currency translation losses on shareholders' equity and net earnings that were incurred in 2002. See Note 12 to the Consolidated Financial Statements for further discussion.

Power Segment

(Dollars in millions)                 2004      2003      2002
Net sales                           $  56.4   $  69.6   $  63.1
Operating income                    $   4.4   $   7.0   $  14.3

Net sales for the Power segment decreased $13.2 million for the year ended December 31, 2004 compared to 2003 primarily due to lower production. Periodically during 2004, Seaboard curtailed production due to management's concerns about the collectibility of accounts receivable. In addition, Seaboard did not record approximately $1.9 million of spot market sales in the second half of 2004 as collectibility was not reasonably assured. The economic environment of the Dominican Republic has been unstable since late 2002. Historically, the DR government has funded electricity collection shortfalls with cash payments to the distribution companies. In recent years, the government has not fully funded the collection shortfalls. Consequently, this segment has continued to experience difficulty collecting amounts owed from certain generating and distribution companies. As of December 31, 2004, Seaboard's net receivable exposure from customers with significant past due balances totaled $26.2 million, including $10.3 million classified in other long-term assets on the Condensed Consolidated Balance Sheet to reflect negotiated payment terms. Although Seaboard is continuing to contract directly with large power users, which reduces the exposure to changes in spot market rates, currency fluctuations and collection risks, a significant exposure to the partially government-owned distribution companies still exists. Management may continue to impose further curtailments during 2005 if it determines that liquidity conditions warrant and thus cannot predict sales for 2005.

Operating income decreased $2.6 million during 2004 compared to 2003 primarily due to the lower production discussed above. In addition to lower production, commission expenses increased by $1.3 million in 2004. As discussed in Note 2 to the Condensed Consolidated Financial Statements, during 2004 Seaboard made a commission payment of $2.0 million to terminate a business relationship. These decreases were partially offset by reduced bad debt expense. During 2003, Seaboard recorded $4.5 million of bad debt expense as a result of the liquidity problems discussed above. Absent improvement to the economic conditions in the DR including the related receivable collection issues, management cannot predict whether this segment will remain profitable for
2005. Foreign currency gains and losses for this segment are included in other income (expense) as discussed below.

Net sales for the Power segment increased by $6.5 million for 2003 compared to 2002, despite curtailed production which began in mid-December 2003, primarily reflecting an increase in rates. During 2003, spot prices increased primarily as a result of higher fuel costs, a component of pricing.

Operating income decreased for 2003 compared to 2002 primarily reflecting an increase in the allowance for doubtful accounts and increased transmission access tolls and fees. For 2003, Seaboard recorded a $4.5 million charge to earnings ($4.3 million in the fourth quarter) for an increase in the allowance for doubtful accounts compared to a credit of $2.9 million in 2002 (all in the fourth quarter) as a result of recovery of previously reserved receivables.

All Other Segments

(Dollars in millions)                 2004      2003      2002
Net sales                           $  28.0   $  28.5   $  27.1
Operating income (loss)             $   3.3   $   2.0   $  (0.8)
Loss from foreign affiliates        $  (8.5)  $ (20.6)  $ (13.0)

The improvement in operating income primarily reflects improved operations for the pepper processing business. For 2005, management expects operating income for All Other Segments to remain positive. Net sales and operating income for all other businesses increased for the year ended December 31, 2003 compared to 2002 primarily from improvements in the Produce Division and discontinuing two non-produce related small businesses during early 2002.

The loss from foreign affiliates in 2004 improved from 2003 primarily because Seaboard sold its equity method investment in Fjord during the fourth quarter of 2003 as discussed below, leaving only results from its investment in a Bulgarian wine business (the Business) in 2004. As a result of sustained losses, during 2004 Seaboard's common stock investment in the Business was reduced to zero, and Seaboard began applying losses against its remaining investments, consisting of preferred stock and debt, based on the change in Seaboard's claim on the Business' book value. Accordingly, Seaboard increased its share of losses from this Business from 37% to 73% in the third quarter of 2004. In the fourth quarter of 2004, Seaboard recognized a $3.6 million decline in value considered other than temporary in its investment in this Business as a charge to losses from foreign affiliates. See
Note 13 to the Consolidated Financial Statements for further discussion. The 2004 losses from the Business also include Seaboard's share of inventory write-downs totaling $0.8 million. Losses for the Business in 2003 totaled $5.0 million, including $1.5 million for Seaboard's share of losses from a troubled debt restructuring, net of gains from the sale of assets as discussed in Note 13 to the Consolidated Financial Statements, compared to losses of $2.9 million for 2002.

Seaboard's share of losses from Fjord in 2003 totaled $15.5 million, including $12.4 million related to asset impairment charges incurred by Fjord, compared to losses of $10.2 million in 2002. During the fourth quarter of 2003, Seaboard sold its equity investment in Fjord and recognized a gain on the sale of $18.0 million, recorded in Other Investment Income. See
Note 13 to the Consolidated Financial Statements for further discussion.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses for the year ended December 31, 2004 increased by $9.7 million to $127.7 million over 2003 primarily due to costs in the Marine and Commodity Trading and Milling segments related to the growth of these businesses. Partially offsetting this increase were lower bad debt expenses in the Power and Commodity Trading and Milling segments. As a percentage of revenues, SG&A decreased to 4.8% for 2004 compared to 6.0% for 2003 as a result of increased sales in the Pork, Commodity Trading and Milling, and Marine segments.

Selling, general and administrative (SG&A) expenses increased $15.1 million to $118.0 million for the year ended December 31, 2003 compared to 2002. The increase primarily reflects increased bad debt expense in the Power and Commodity Trading and Milling segments as discussed above. To a lesser extent, selling expenses also increased in the Marine and the Commodity Trading and Milling segments related to the expansion of these businesses. As a percentage of revenues, SG&A increased to 6.0% in 2003 from 5.6% in 2002.

Interest Expense

Interest expense totaled $26.4 million, $26.8 million and $22.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. Interest expense decreased slightly during the year ended December 31, 2004 compared to 2003, as Seaboard repaid a significant portion of the notes payable to banks with cash from operations during 2004 partially offset by the increased borrowings during the last half of 2003 as discussed above  in  the  Financing Activities, Debt and Related  Covenants
section. The increase in 2003 interest expense from 2002 primarily reflects a higher average level of long-term borrowings outstanding during the year.

Interest Income

Interest   income   totaled  $8.1  million,  $2.5   million   and
$5.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. The increase during 2004 primarily reflects larger amounts of interest received from past due customer accounts receivable in the Power and Commodity Trading and Milling segments and, to a lesser extent, a higher level of short-term investments during 2004. The level of average invested funds during 2003 decreased from 2002, resulting in lower interest income for 2003 when compared to 2002.

Other Investment Income, Net

Other investment income, net totaled $1.6 million, $21.4 million and $0.8 million for the years ended December 31, 2004, 2003 and 2002, respectively. In the fourth quarter of 2003, Seaboard sold its equity investment in Fjord, recognizing a nontaxable gain of $18.0 million on the sale. See Note 3 to the Consolidated Financial Statements for further discussion.

Foreign Currency Gains (Losses)

For the year ended December 31, 2004, Seaboard recorded foreign currency gains totaling $1.6 million, compared with losses of $8.0 million and $17.1 million for the years ended December 31, 2003 and 2002, respectively. While the weakened economy and liquidity crisis in the DR continued throughout 2004, the Dominican peso regained some of the value it had lost during 2003 when there was a significant devaluation. Foreign currency gains (losses) for

2004, 2003 and 2002 in the Power segment related to the DR totaled $2.5 million, $(6.7) million, and $(2.0) million, respectively, related to the peso-denominated net assets, primarily trade receivables. The Argentine peso remained fairly stable during 2004 and 2003 after significant devaluation in 2002. The 2002 foreign currency losses include $12.5 million due to the Argentine peso devaluation effect on the dollar denominated net liabilities of the Sugar and Citrus segment. See
Note 12 to the Consolidated Financial Statements for further discussion. Seaboard operates in many developing countries throughout the world. The political and economic conditions of these markets cause volatility in currency exchange rates, and expose Seaboard to the risk of exchange loss.

Miscellaneous, Net

Miscellaneous, net totaled $(3.6) million, $7.4 million and $(5.7) million for the years ended December 31, 2004, 2003 and 2002, respectively. Miscellaneous, net includes the impact of changing interest rates on interest rate swap agreements which mature in 2011. Seaboard pays a weighted average fixed rate of 5.52% on the notional amount of $150.0 million and receives a variable interest rate in return. These contracts are marked-to-market. During 2004, 2003 and 2002 Seaboard recorded losses of $4.6 million, $2.3 million, and $25.0 million respectively, related to these swaps, reflecting the higher contracted fixed rate compared to variable rates during those years. These swap agreements do not qualify as hedges for accounting purposes and accordingly, changes in the market value are recorded to earnings as interest rates change. See Note 9 to the Consolidated Financial Statements for additional discussion. Also included in each year are gains of $0.7 million, $7.0 million, and $18.3 million, respectively, of proceeds from settlements of antitrust litigation, primarily arising out of purchases of vitamins and methionine, feed additives used by Seaboard.

Income Tax Expense

The effective tax rate decreased for 2004 compared to 2003. The decrease is primarily related to a settlement with the Internal Revenue Service, resulting in a tax benefit of $14.4 million which was recognized in the fourth quarter of 2004. See Note 7 to the Consolidated Financial Statements for further discussion.

During 2003, Seaboard generated income from foreign operations, which it planned to permanently invest overseas, free from U.S. tax, and domestic source income. In addition, while the 2003 sale of Seaboard's equity interest in Fjord generated a book gain, it generated a capital loss for U.S. income tax purposes. Because of the uncertainty surrounding Seaboard's ability to utilize this loss, the tax benefit of this loss was offset by a valuation allowance. In the event Seaboard generates sufficient capital gains to utilize the capital losses, a tax benefit will be recognized. During 2002, Seaboard generated domestic source losses and also recognized a one-time tax benefit of $14.3 million related to the cumulative basis difference in the Argentine Sugar and Citrus subsidiary. See Note 7 to the Consolidated Financial Statements for further discussion.

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

During the fourth quarter of 2004, President Bush signed into law H.R. 4520, the American Jobs Creation Act ("Act"). The Act is a significant and complicated reform of U.S. income tax law. Management is currently reviewing the new law to determine the impact on Seaboard. The Act contains several provisions which will be favorable for Seaboard. Of particular note, the Act repeals the prior law treatment of shipping income as a component of subpart F income. This change could allow Seaboard's post-2004 shipping income to avoid current taxation in the U.S. and could have a material impact on Seaboard's future effective tax rate and cash tax payments. The Act will also allow Seaboard a one-time election to repatriate permanently invested foreign earnings at a 5.25% effective U.S. income tax rate rather than the statutory 35% rate, if certain domestic reinvestment requirements are met. See Note 7 to the Consolidated Financial Statements for further discussion.

On  December 21, 2004, the Financial Accounting Standard's  Board
(FASB)  issued  FASB Staff Position 109-1, "Application  of  FASB
Statement No. 109, Accounting for Income Taxes (SFAS 109), to the
Tax  Deduction on

Qualified Production Activities Provided by the American Jobs Creations Act of 2004" (FSP 109-1). FSP 109-1, which was effective upon issuance, states the deduction should be accounted for as a special deduction in accordance with SFAS 109. FSP 109-1 will not have a material impact on Seaboard's financial position or net earnings based on its current tax situation. See Note 7 to the Consolidated Financial Statements for further discussion.

On December 21, 2004, the FASB also issued FASB Staff Position 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" (FSP109-2). FSP 109-2, which was effective upon issuance, allows companies time beyond the financial reporting period of enactment to evaluate the effect of the earnings repatriation provision on its plan for reinvestment or repatriation of foreign earnings for purposes of applying Statement of SFAS 109. Additionally, FSP 109-2 provides guidance regarding the required disclosures surrounding a company's reinvestment or repatriation of foreign earnings. Seaboard continues to evaluate this provision of the Act to determine the amount of foreign earnings to repatriate and expects to complete its evaluation by the end of the second quarter of 2005. See
Note 7 to the Consolidated Financial Statements for further discussion.

In November 2004, the Financial Accounting Standard's Board issued Statement of Financial Accounting Standards No. 151, Inventory Costs (SFAS 151). This statement amends Accounting Research Board No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal". In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Any costs outside the normal range would be considered a period expense instead of an inventoried cost. For Seaboard, this standard is effective for the fiscal year beginning January 1, 2006. The adoption of SFAS 151 is not expected to have a material impact on Seaboard's financial position or net earnings.

Management does not believe its businesses have been materially adversely affected by general inflation.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management has identified the accounting estimates believed to be the most important to the portrayal of Seaboard's financial condition and results, and which require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting estimates with the Audit Committee of the Board of Directors. These critical accounting policies include:

Allowance for doubtful accounts - Seaboard primarily uses a specific identification approach, in management's best judgment, to evaluate the adequacy of this reserve for estimated uncollectible receivables as of the consolidated balance sheet date. Changes in estimates, developing trends and other new information can have a material effect on future evaluations. Furthermore, Seaboard's receivables are heavily weighted towards foreign receivables ($205.7 million or 75.9% at December 31, 2004), including receivables from foreign affiliates as discussed below and the Power segment, which generally represent more of a collection risk than its domestic receivables. For the Power segment which operates in the Dominican Republic (DR), collection patterns have been sporadic and are sometimes based upon negotiated settlements for past due receivables resulting in material revisions to the allowance for doubtful accounts from year to year. See Note 13 to the Consolidated Financial Statements for further discussion of 2004 events in the DR. Bad debt expense for the years ended December 31, 2004, 2003 and 2002 was $2.5 million, $8.5 million and $0.1 million, respectively. Future collections or lack thereof could result in a material charge or credit to earnings depending on the ultimate resolution of each individual customer past due receivable.

Investments in and advances to foreign affiliates - Management uses the equity method of accounting for these investments. At the balance sheet date, management will evaluate equity investments and related advances for a potential decline in value deemed to be other than temporary when management believes conditions warrant such an
assessment.  If management  believes   conditions    warrant   an
assessment, such assessment encompasses various methods to determine net realizable value, including methods based on the probability weighting of various future projected net cash flow scenarios expected to be generated by the long-lived assets of the entity, and the resulting ability of that entity to repay its debt and equity based on priority, probability weighting of various future projected net cash flow scenarios expected to be realized through the sale of the ownership interest of the investment, or other methods to assess the fair value of the investment. For example, as more fully discussed in Note 13 to the Consolidated Financial Statements, in 2004 Seaboard incurred a $3.6 million charge to earnings for a decline in value considered other than temporary for its investment in a Bulgarian wine business. The fair value of this investment as of December 31, 2004 was based on probability weightings of current sale negotiation information and available fair value information for the remaining assets. These projected cash flows and other methods are subjective in nature and are based on management's best estimates and judgment. In addition, in most cases there is very little industry market data available for the countries in which these operations conduct their business. Since these investments mostly involve entities in foreign countries considered underdeveloped, changes in the local economy or political environment may occur suddenly and can materially alter the evaluation and estimates used to project cash flows. In most cases, Seaboard has an ongoing business relationship through sales of grain to these entities that also includes receivables from these foreign affiliates. Management considers the long-term business prospects of such investments when making its assessment. At December 31, 2004, the total investment in and advances to foreign affiliates was $38.0 million. See Note 5 to the Consolidated Financial Statements for further discussion.

Income Taxes - Income taxes are determined by management based on current tax regulations in the various worldwide taxing jurisdictions in which Seaboard conducts its business. In various situations, accruals have been made for estimates of the tax effects for certain transactions, business structures, the estimated reversal of timing differences and future projected profitability of Seaboard's various business units based on management's interpretation of existing facts, circumstances and tax regulations. Should new evidence come to management's attention which could alter previous conclusions or if taxing authorities disagree with the positions taken by Seaboard, the change in estimate could result in a material adverse or favorable impact on the financial statements. As of December 31, 2004, Seaboard has deferred tax assets of $34.3 million, net of the valuation allowance of $22.9 million, and deferred tax liabilities of $145.5 million. For the years ended December 31, 2004, 2003 and 2002, income tax expense included $40.1 million, $11.9 million and $(26.2) million for deferred taxes to federal, foreign, state and local taxing jurisdictions.

Contingent liabilities - Management has evaluated Seaboard's various exposures, including environmental exposures of its Pork segment, as described in Note 11 to the Consolidated Financial Statements. Based on currently available information and analysis, management has analyzed the potential probability of the various exposures and believes that all such items have been adequately accrued for and reflected in the consolidated balance sheet as of December 31, 2004. Changes in information, legal statutes or events could result in management making changes in estimates that could have a material adverse impact on the financial statements.

DERIVATIVE INFORMATION

Seaboard is exposed to various types of market risks from its day-
to-day  operations.   Primary market risk exposures  result  from
changing commodity prices, foreign currency exchange rates and interest rates. Changes in commodity prices impact the cost of necessary raw materials, finished product sales and firm sales
commitments.   Seaboard uses various grain and meal  futures  and
options purchase contracts to manage certain risks of increasing prices of raw materials and firm sales commitments. Short sales contracts are then used to offset the open purchase derivatives when the related commodity inventory is purchased in advance of the derivative maturity, effectively offsetting the initial futures or option purchase contract. From time to time, hog futures are used to manage risks of increasing prices of live hogs acquired for processing, and fuel oil derivatives may be used to lock in future vessel bunker costs. Because changes in foreign currency exchange rates impact the cash paid or received
on   foreign  currency  denominated  receivables  and   payables,
Seaboard  manages  certain  of these risks  through  the  use  of
foreign   currency  forward  exchange  agreements.   Changes   in
interest rates impact the cash required to service variable rate debt. From time to time, Seaboard uses interest rate swaps to manage risks of increasing interest rates.

Inventories that are sensitive to changes in commodity prices, including carrying amounts at December 31, 2004 and 2003, are presented in Note 4 to the Consolidated Financial Statements. Raw material requirements, finished product sales, and firm sales commitments are also sensitive to changes in commodity prices. The tables below provide information about Seaboard's derivative contracts that are sensitive to changes in commodity prices. Although used to manage overall market risks, Seaboard does not perform the extensive record-keeping required to account for commodity transactions as hedges. Management continues to believe its commodity futures and options are economic hedges and not speculative transactions although they do not qualify as hedges for accounting purposes. Since these derivatives are not accounted for as hedges, fluctuations in the related commodity prices could have a material impact on earnings in any given year. The following tables present the notional quantity amounts, the weighted average contract prices, the contract maturities, and the fair values of the open commodity derivative positions at December 31, 2004.

Trading:
                            Contract Volumes   Wtd.-avg.             Fair Value
Futures Contracts            Quantity Units   Price/Unit  Maturity    (000's)

Corn purchases - long       8,020,893 bushels $  2.48       2005      $(1,043)
Corn sales - short          2,598,889 bushels    2.97       2005          502

Wheat purchases - long      8,814,221 bushels    3.46       2005          (84)
Wheat sales - short         6,567,253 bushels    3.51       2005          511

Soybean meal purchases -
 long                         215,100 tons     169.98       2005       (1,224)
Soybean meal sales -
 short                        134,100 tons     159.61       2005         (432)

Soybean purchases -
 long                       1,365,000 bushels    5.40       2005          106
Soybean sales - short       1,665,000 bushels    5.30       2005         (296)

Soybean oil sales -
 short                      2,100,000 pounds     0.21       2005           11

Fuel oil purchases -
 long                           1,500 tons     218.00       2005          (52)

                            Contract Volumes   Wtd.-avg.             Fair Value
Options Contracts            Quantity Units   Price/Unit  Maturity    (000's)

Soybean meal puts
 written - long                 8,800 tons    $  1.75       2005      $    (4)
Soybean meal calls
 purchased - long               8,800 tons       5.75       2005           68

Corn puts written - long      220,452 bushels    0.21       2005          (95)
Corn puts purchased - long     36,742 bushels    0.15       2005           16
Corn calls purchased - long
 collars                      293,936 bushels    0.12       2005           13
Corn calls written - short    293,936 bushels    0.39       2005          (13)

At December 31, 2003, Seaboard had net trading contracts to purchase 11,492,000 bushels of grain (fair value of $441,000) and 96,600 tons of meal (fair value of $3,319,000).

The table below provides information about the forward currency exchange agreements entered into by Seaboard's commodity trading business and the related firm commitments and trade receivables and financial instruments sensitive to foreign currency exchange rates at December 31, 2004. As more fully discussed in Note 1 to the Consolidated Financial Statements, through December 31, 2004 the majority of these forward exchange agreements were accounted for as hedges. As of January 1, 2005, Seaboard discontinued accounting for all forward exchange agreement as hedges. The information below is presented in U.S. dollar equivalents and all contracts mature through March 2006. The table presents the contract or historical cost, change in fair values and weighted average contractual exchange rate.

December 31, 2004                                  Contract or       Change in
(Dollars in thousands)                           Historical Cost    Fair Values

Trading:
  Forward  exchange agreements (receive $U.S./
   pay  South  African rand (ZAR))                     $21,709         $    90

Nontrading:
 Hedged items:
  Accounts receivables and firmly committed
   sales contracts (denominated in ZAR)                $76,767         $ 6,609
  Accounts receivables and firmly committed
   sales contracts (denominated in Euro)               $   779         $    30

 Related derivatives:
  Forward exchange agreements (receive $U.S./pay ZAR)  $76,767         $(6,693)
  Forward exchange agreements (receive $U.S./pay Euro) $   778         $   (30)

Weighted average contractual exchange rates:
 Forward exchange agreements (receive $U.S./pay ZAR)      6.14
 Forward exchange agreements (receive $U.S./pay Euro)     0.77

At December 31, 2003, Seaboard had net agreements to exchange the equivalent of $78,969,000 of South African rand at an average contractual exchange rate of 7.06 ZAR to one U.S. dollar and $773,000 of euros at an average rate of 0.83 euro to one U.S. dollar.

The table below provides information about Seaboard's non-trading financial instruments sensitive to changes in interest rates at December 31, 2004. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. At December 31, 2004, long-term debt included foreign subsidiary obligations of $2.4 million denominated in CFA francs (a currency used in several central African countries), $1.9 million payable in Argentine pesos, and $0.8 million denominated in Mozambique metical. At December 31, 2003, long-term debt included foreign subsidiary obligations of $2.5 million payable in Argentine pesos, $2.4 million denominated in CFA francs, and $2.0 million denominated in U.S. dollars. Weighted average variable rates are based on rates in place at the reporting date. Short-term instruments including short-term investments, non-trade receivables and current notes payable have carrying values that approximate market and are not included in this table due to their short-term nature.

(Dollars in thousands)  2005    2006    2007    2008    2009  Thereafter  Total

Long-term debt:

 Fixed rate           $60,443 $41,991 $65,049 $13,864 $49,453  $50,398 $281,198

 Average interest rate  6.78%   6.88%   4.38%   5.73%   5.97%    5.47%    5.82%

 Variable rate        $   313 $     - $     - $     - $     -  $41,789 $ 42,102

 Average interest rate   7.0%       -       -       -       -    2.08%    2.11%

Non-trading financial instruments sensitive to changes in interest rates at December 31, 2003 consisted of fixed rate long-term debt totaling $335.2 million with an average interest rate of 6.02%, and variable rate long-term debt totaling $43.3 million with an average interest rate of 1.34%.

Seaboard entered into five, ten-year interest rate exchange agreements during 2001 in which Seaboard pays a stated fixed rate and receives a variable rate of interest on a total notional amount of $150.0 million. As of December 31, 2004, the weighted average fixed rate payable was 5.52% and the aggregate fair value of the contracts at December 31, 2004 of $(12.4) million was recorded in accrued financial derivative liabilities. As of
December 31, 2003, these agreements had a net fair value of $(14.2) million.

Management's Responsibility for Consolidated Financial Statements

The management of Seaboard Corporation and its consolidated subsidiaries (Seaboard) is responsible for the preparation of its consolidated financial statements and related information appearing in this report. Management believes that the consolidated financial statements fairly present Seaboard's financial position and results of operations in conformity with U.S. generally accepted accounting principles and necessarily includes amounts that are based on estimates and judgments which it believes are reasonable based on current circumstances with due consideration given to materiality.

Management relies on a system of internal controls over financial reporting that is designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with company policy and U.S. generally accepted accounting principles, and are properly recorded, and accounting records are adequate for preparation of financial statements and other information and disclosures. The concept of reasonable assurance is based on recognition that the cost of a control system should not exceed the benefits expected to be derived and such evaluations require estimates and judgments. The design and effectiveness of the system are monitored by a professional staff of internal auditors.

All internal control systems, no matter how well designed, have inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Board of Directors pursues its review of auditing, internal controls and financial statements through its audit committee, composed entirely of independent directors. In the exercise of its responsibilities, the audit committee meets periodically with management, with the internal auditors and with the independent registered public accounting firm to review the scope and results of audits. Both the internal auditors and the registered public accounting firm have unrestricted access to the audit committee with or without the presence of management.

The consolidated financial statements have been audited by the independent registered public accounting firm of KPMG LLP. Their responsibility is to examine records and transactions related to the consolidated financial statements to the extent required by the standards of the Public Company Accounting Oversight Board. KPMG has rendered their opinion that the consolidated financial statements are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Their report is included herein.


Management's Report on Internal Control over Financial Reporting

The  management  of  Seaboard Corporation  and  its  consolidated subsidiaries (Seaboard) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of management and its Internal Audit Department, Seaboard conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under the framework in Internal Control - Integrated Framework, management concluded that Seaboard's internal control over financial reporting was effective as of December 31, 2004.

Seaboard's registered independent public accounting firm, that audited the consolidated financial statements included in the annual report, have issued an audit report on management's assessment of Seaboard's internal control over financial reporting. Their report is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Seaboard Corporation:

We have audited the accompanying consolidated balance sheets of Seaboard Corporation and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of earnings, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Seaboard Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 4, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

                                      /s/ KPMG LLP

Kansas City, Missouri
March 4, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Seaboard Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Seaboard Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Seaboard Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Seaboard Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Seaboard Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Seaboard Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of earnings, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 4, 2005 expressed an unqualified opinion on those consolidated financial statements. Our report dated March 4, 2005 also contains an explanatory paragraph that states that the Company adopted Statement of Financial Standards No. 143, "Accounting for Asset Retirement Obligations," and FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," and changed its method of accounting for costs expected to be incurred during regularly scheduled drydocking of vessels from the accrual method to the direct-expense method in 2003.


                                      /s/ KPMG LLP

Kansas City, Missouri
March 4, 2005

                          Seaboard Corporation
                       Consolidated Balance Sheets

                                                          December 31,
(Thousands of dollars except per share amounts)        2004         2003

                        Assets
Current assets:
   Cash and cash equivalents                      $   14,620    $   37,377
   Short-term investments                            119,259        58,022
   Receivables:
      Trade                                          199,253       152,136
      Due from foreign affiliates                     49,038        47,979
      Other                                           12,362        13,257
                                                     260,653       213,372
      Allowance for doubtful accounts                (14,524)      (23,359)
        Net receivables                              246,129       190,013
   Inventories                                       301,049       276,033
   Deferred income taxes                              14,341        17,972
   Other current assets                               48,040        35,419
        Total current assets                         743,438       614,836
Investments in and advances to foreign affiliates     38,001        46,680
Net property, plant and equipment                    603,382       643,968
Other assets                                          51,873        20,207
Total Assets                                      $1,436,694    $1,325,691

           Liabilities and Stockholders' Equity
Current liabilities:
   Notes payable to banks                         $    1,789    $   75,564
   Current maturities of long-term debt               60,756        56,983
   Accounts payable                                   83,506        61,817
   Accrued compensation and benefits                  50,081        42,509
   Income taxes payable                               29,660        19,692
   Accrued voyage costs                               25,134        20,682
   Accrued financial derivative liabilities           19,445        20,109
   Other accrued liabilities                          38,535        46,734
      Total current liabilities                      308,906       344,090
Long-term debt, less current maturities              262,544       321,555
Deferred income taxes                                125,559        85,295
Other liabilities                                     44,865        46,720
      Total non-current and deferred liabilities     432,968       453,570
Minority and other noncontrolling interests            2,138         7,466
Commitments and contingent liabilities
Stockholders' equity:
   Common stock of $1 par value.  Authorized
    4,000,000 shares;issued and outstanding
    1,255,054 shares                                   1,255         1,255
   Accumulated other comprehensive loss              (53,741)      (61,527)
   Retained earnings                                 745,168       580,837
      Total stockholders' equity                     692,682       520,565
Total Liabilities and Stockholders' Equity        $1,436,694    $1,325,691

         See accompanying notes to consolidated financial statements.

                            Seaboard Corporation
                     Consolidated Statements of Earnings


(Thousands of dollars                       Years ended December 31,
except per share amounts)                 2004        2003        2002
Net sales:
Products                              $2,088,030  $1,474,101  $1,365,314
Service revenues                         539,564     437,617     400,887
Other                                     56,386      69,622      63,106
Total net sales                        2,683,980   1,981,340   1,829,307
Cost of sales and operating expenses:
Products                               1,844,693   1,362,904   1,296,370
Services                                 416,132     379,681     337,177
Other                                     44,177      51,934      45,717
Total cost of sales and operating
 expenses                              2,305,002   1,794,519   1,679,264
Gross income                             378,978     186,821     150,043
Selling, general and administrative
 expenses                                127,724     118,035     102,918
Operating income                         251,254      68,786      47,125
Other income (expense):
   Interest expense                      (26,406)    (26,847)    (22,659)
   Interest income                         8,132       2,520       5,887
   Other investment income, net            1,629      21,440         757
   Loss from foreign affiliates           (2,045)    (21,274)    (16,826)
   Minority and other noncontrolling
    interests                               (625)       (332)     (1,087)
   Foreign currency gain (loss), net       1,616      (7,965)    (17,143)
   Miscellaneous, net                     (3,644)      7,393      (5,696)
Total other income (expense), net        (21,343)    (25,065)    (56,767)
Earnings (loss) before income taxes
 and cumulative effect of changes in
 accounting principles                   229,911      43,721      (9,642)
Income tax benefit (expense)             (61,815)    (14,747)     23,149
Earnings before cumulative effect of
 changes in accounting principles        168,096      28,974      13,507
Cumulative effect of changes in
 accounting for asset retirement
 obligations, drydock accruals, and
 variable interest entities, net of
 income tax expense of $52                     -       2,868           -
Net earnings                          $  168,096  $   31,842  $   13,507

Net earnings per common share:
 Net earnings before cumulative effect
  of changes in accounting principles $   133.94  $    23.08  $     9.38
 Cumulative effect of changes in
  accounting for asset retirement
  obligations, drydock accruals,
  and variable interest entities               -        2.29           -
Net earnings per common share         $   133.94  $    25.37  $     9.38

Dividends declared per common share   $     3.00  $     3.00  $     2.50

Average number of shares outstanding   1,255,054   1,255,054   1,439,753

Pro forma amounts assuming changes in
 accounting for asset retirement
 obligations, drydock accruals, and
 variable interest entities were
 applied retroactively:
   Net earnings                                   $   28,800  $   13,373
   Net earnings per common share                  $    22.95  $     9.29

        See accompanying notes to consolidated financial statements.

                                              Seaboard Corporation
                                  Consolidated Statement of Changes in Equity


                                                                     Accumulated
                                                                        Other
(Thousands of dollars                 Common  Treasury   Additional Comprehensive   Retained
 except per share amounts)             Stock    Stock      Capital       Loss       Earnings    Total
Balances, January 1, 2002             $1,790   $(302)    $ 13,214      $(62,873)    $576,591   $528,420
Comprehensive income
   Net earnings                                                                       13,507     13,507
   Other comprehensive loss net
     of income tax benefit of $37,557:
       Foreign currency translation
         adjustment                                                          33                      33
       Unrealized gain on investments                                       282                     282
       Unrecognized pension cost                                         (4,526)                 (4,526)
       Amortization of deferred
         gains on interest rate swaps                                      (200)                   (200)
Comprehensive income                                                                              9,096
Repurchase of common stock and
  cancellation of treasury stock        (535)    302      (13,214)                   (33,794)   (47,241)
Dividends on common stock                                                             (3,544)    (3,544)
Balances, December 31, 2002            1,255       -            -       (67,284)     552,760    486,731
Comprehensive income
   Net earnings                                                                       31,842     31,842
   Other comprehensive income net
     of income taxes of $3,470:
       Foreign currency translation
         adjustment                                                       6,065                   6,065
       Unrealized loss on investments                                      (104)                   (104)
       Unrecognized pension cost                                             27                      27
       Unrealized loss on cash flow hedges                                  (30)                    (30)
       Amortization of deferred
         gains on interest rate swaps                                      (201)                   (201)
Comprehensive income                                                                             37,599
Dividends on common stock                                                             (3,765)    (3,765)
Balances, December 31, 2003            1,255       -            -       (61,527)     580,837    520,565
Comprehensive income
   Net earnings                                                                      168,096    168,096
   Other comprehensive income net
     of income taxes of $4,329:
       Foreign currency translation
         adjustment                                                       2,504                   2,504
       Unrealized gain on investments                                       243                     243
       Unrecognized pension cost                                          5,397                   5,397
       Unrealized loss on cash flow hedges                                 (158)                   (158)
       Amortization of deferred
         gains on interest rate swaps                                      (200)                   (200)
Comprehensive income                                                                            175,882
Dividends on common stock                                                             (3,765)    (3,765)
Balances, December 31, 2004           $1,255   $   -     $      -      $(53,741)    $745,168   $692,682

                              See accompanying notes to consolidated financial statements.

                                 Seaboard Corporation
                           Consolidated Statement Cash Flows

                                                     Years ended December 31,
(Thousands of dollars)                                2004     2003      2002
   Cash flows from operating activities:
   Net earnings                                    $ 168,096 $ 31,842 $ 13,507
   Adjustments to reconcile net earnings to cash
     from operating activities:
       Depreciation and amortization                  64,620   64,203   52,636
       Loss from foreign affiliates                    2,045   21,274   16,826
       Other investment income, net                   (1,629) (21,440)    (757)
       Foreign currency exchange (gains) losses         (229)  (3,775)  15,552
       Cumulative effect of accounting changes, net        -   (2,868)       -
       Deferred income taxes                          39,566    7,773  (26,244)
       Loss (gain) from sale of fixed assets          (1,350)   1,280   (1,452)
   Changes in current assets and liabilities:
        Receivables, net of allowance                (70,133)  14,067  (28,408)
        Inventories                                  (18,744) (28,983) (50,917)
        Other current assets                         (12,266)  12,039   (3,292)
        Current liabilities exclusive of debt         30,851   (7,634)  41,693
   Other, net                                         (6,732)   3,913   (1,658)
Net cash from operating activities                   194,095   91,691   27,486
   Cash flows from investing activities:
   Purchase of short-term investments               (317,479) (88,453)(129,806)
   Proceeds from the sale of short-term investments  256,448   51,246  223,643
   Proceeds from the maturity of short-term
    investments                                            -      165    2,725
   Proceeds from disposition of investment in
    foreign affiliate                                      -   37,390        -
   Investments in and advances to foreign
    affiliates, net                                    3,037   (1,388) (27,674)
   Capital expenditures                              (33,622) (31,472)(149,879)
   Proceeds from the sale of fixed assets              9,254   10,054    3,321
   Other, net                                            368      436    6,166
Net cash from investing activities                   (81,994) (22,022) (71,504)
   Cash flows from financing activities:
   Notes payable to banks, net                       (73,775)    (548)  38,409
   Proceeds from issuance of long-term debt                -        -  109,000
   Principal payments of long-term debt              (54,236) (52,922) (51,352)
   Repurchase of minority interest in a controlled
    subsidiary                                        (5,000)       -        -
   Purchase of common stock                                -        -  (47,241)
   Dividends paid                                     (3,765)  (3,765)  (3,544)
   Bond construction fund                              1,289      654      563
   Other, net                                         (1,357)  (1,588)       -
Net cash from financing activities                  (136,844) (58,169)  45,835
Effect of exchange rate change on cash                 1,986    2,635   (1,572)
Net change in cash and cash equivalents              (22,757)  14,135      245
Cash and cash equivalents at beginning of year        37,377   23,242   22,997
Cash and cash equivalents at end of year           $  14,620 $ 37,377 $ 23,242

            See accompanying notes to consolidated financial statements.

Note 1
Summary of Significant Accounting Policies

Operations of Seaboard Corporation and its Subsidiaries

Seaboard Corporation and its subsidiaries (Seaboard) is a diversified international agribusiness and transportation company primarily engaged domestically in pork production and processing, and cargo shipping. Overseas, Seaboard is primarily engaged in commodity merchandising, flour and feed milling, sugar production, and electric power generation. Seaboard Flour LLC (the Parent Company) is the owner of 70.7% of Seaboard's outstanding common stock.

Principles of Consolidation and Investments in Affiliates

The consolidated financial statements include the accounts of Seaboard Corporation and its domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The investments in non-controlled foreign affiliates are accounted for by the equity method. Financial information from certain foreign subsidiaries and affiliates is reported on a one- to three-month lag depending on the specific entity.

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

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and generally do not bear interest. The Power segment, however, collects interest on certain past due accounts and the Commodity Trading and Milling segment provides extended payment terms for certain customers and/or markets due to local business conditions. The allowance for doubtful accounts is Seaboard's best estimate of the amount of probable credit losses in Seaboard's existing accounts receivable. For most operating segments, Seaboard uses a specific identification approach to determine, in management's best judgment, the collection value of certain past due accounts. For the Marine segment, the allowance for doubtful accounts is based on an aging percentage methodology primarily based on historical write-off experience. Seaboard reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

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

Deferred Grant Revenue

Included in other liabilities at December 31, 2004 and 2003 is $8,587,000 and $9,010,000, respectively, of deferred grant revenue. Deferred grant revenue represents economic development funds contributed by government entities that were limited to construction of a hog processing facility in Guymon, Oklahoma. Deferred grants are being amortized to income over the life of the assets acquired with the funds.

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. However, in the future as these timing differences reverse, a lower statutory tax rate may apply pursuant to the provisions for domestic manufacturers of the
American Jobs Creation Act of 2004. In accordance with the Financial Accounting Standards Board Staff Position No. 109-1,
Application of FASB Statement No. 109, "Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004", Seaboard will recognize the benefit or cost of this change in the future.

Revenue Recognition

Revenue of the containerized cargo service is recognized ratably over the transit time for each voyage. Revenue of the commodity trading business is recognized when the commodity is delivered to the customer. Revenues from all other commercial exchanges are recognized at the time products are shipped or services rendered, the customer takes ownership and assumes risk of loss, collection is reasonably assured and the sales price is fixed or determinable.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

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

Earnings Per Common Share

Earnings per common share are based upon the average shares outstanding during the period. Average shares outstanding were 1,255,054, 1,255,054 and 1,439,753 for the years ended December
31, 2004, 2003 and 2002, respectively. Basic and diluted earnings per share are the same for all periods presented.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, management considers all demand deposits and overnight investments as cash equivalents. Included in accounts payable are outstanding checks in excess of cash balances of $31,866,000 and $16,935,000 at December 31, 2004 and 2003, respectively. The amounts paid for interest and income taxes are as follows:

                                        Years ended December 31,
(Thousands of dollars)                   2004     2003     2002

Interest (net of amounts capitalized)  $26,179  $26,891  $21,310
Income taxes                            11,752    3,039    2,856

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

As more fully described in Note 12, the volatility of the Argentine peso has affected the U.S. dollar value of the peso-denominated assets and liabilities of the Sugar and Citrus
segment.   During 2004, 2003 and 2002 this segment recorded  non-
cash   net   gains  or  (losses)  of  $229,000,  $3,775,000   and
($15,552,000),  respectively,  related  to  the  revaluation   of
certain  dollar-denominated  net  assets  or  liabilities.    The
following table shows the non-cash impact of the change in exchange rates on various peso-denominated balance sheet items caused by the change in the Argentine peso exchange rate over the past three years.
                                               Years ended December 31,
Increase (Decrease) (Thousands of dollars)     2004     2003       2002

Working capital                               $2,454   $7,545   $(17,177)
Fixed assets                                     628    6,545    (35,302)
Other long-term net assets or liabilities         35      (62)    (2,107)

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

Seaboard's Sugar and Citrus segment and two foreign affiliates (a Bulgarian wine business and a flour and feed milling operation in Kenya), use local currency as their functional currency. Assets and liabilities of these subsidiaries are translated to U.S. dollars at year-end exchange rates, and income and expense items are translated at average rates. Translation gains and losses are recorded as components of other comprehensive loss. U.S. dollar denominated net asset or liability conversions to the local currency are recorded through income.

Derivative Instruments and Hedging Activities

Seaboard follows Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Investments and Hedging Activities," as amended to account for its derivative contracts. This statement requires that an entity recognize all derivatives as either assets or liabilities at their fair values. Accounting for changes in the fair value of a derivative depends on its designation and effectiveness. Derivatives qualify for treatment as hedges for accounting purposes when there is a high correlation between the change in fair value of the instrument and the related change in value of the underlying commitment. In order to designate a derivative financial instrument as a hedge for accounting purposes, extensive record keeping is required.
For derivatives that qualify as hedges for accounting purposes, the change in fair value has no net impact on earnings, to the extent the derivative is considered effective, until the hedged transaction affects earnings. For derivatives that are not designated as hedging instruments for accounting purposes, or for the ineffective portion of a hedging instrument, the change in fair value does affect current period net earnings.

Seaboard holds and issues certain derivative instruments to manage various types of market risks from its day-to-day operations including commodity futures and option contracts, foreign currency exchange agreements and interest rate exchange agreements. While management believes each of these instruments effectively manages various market risks, as of December 31, 2004 only a portion of the Commodity Trading and Milling segment's foreign currency exchange agreements are designated and accounted for as hedges as a result of the extensive record-keeping requirements.

As of January 1, 2005, Seaboard discontinued accounting for the foreign currency exchange agreements as hedges for all new agreements entered into by the commodity trading business. In addition, as of January 1, 2005, Seaboard de-designated all prior outstanding hedges, effectively fixing the asset resulting from the mark-to-market gain on the firm sales commitment of $5,558,000 recorded in other current assets on the Consolidated Balance Sheets as of December 31, 2004, until such time as the firm sales commitments mature through March 2006. Beginning January 1, 2005, the mark-to-market changes in the foreign exchange agreements will no longer be offset with the mark-to-market changes of the underlying firm sales commitment. Although management still believes all of these instruments effectively manage market risks, the growth of Seaboard's commodity trading business increased the ongoing costs to maintain the extensive record-keeping requirements to qualify these instruments as hedges for accounting purposes.

Transactions with Parent Company

As of December 31, 2004 and 2003, Seaboard had a liability to the Parent Company of $19,000 and $15,000, respectively, for a deposit to pay for any miscellaneous operating expenses incurred by Seaboard on behalf of the Parent Company. Until October 2002, Seaboard had a promissory note receivable from the Parent Company which was collateralized by 100,000 shares of Seaboard stock and bore interest at the greater of the prime rate or 7.88% per annum. In October 2002, Seaboard effectively repurchased common stock from its Parent Company and the Parent Company repaid the Promissory Note in full. Related interest income for the year ended December 31, 2002 totaled $634,000. See Note 12 for further discussion.

Accounting Changes and New Accounting Standards

On  December 21, 2004, the Financial Accounting Standard's  Board
(FASB) issued FASB Staff Position 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes (SFAS 109), to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creations Act of 2004" (FSP 109-1). FSP 109-1, which was effective upon issuance, states the deduction should be accounted for as a special deduction in accordance with SFAS 109. FSP 109-1 will not have a material impact on Seaboard's financial position or net earnings based on its current tax situation. See
Note 7 for further discussion.

On December 21, 2004, the FASB also issued FASB Staff Position 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" (FSP 109-2). FSP 109-2, which was effective upon issuance, allows companies time beyond the financial reporting period of enactment to evaluate the effect of the earnings repatriation provision on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS
109. Additionally, FSP 109-2 provides guidance regarding the required disclosures surrounding a company's reinvestment or repatriation of foreign earnings. Seaboard continues to evaluate this provision of the Act to determine the amount of foreign earnings to repatriate and expects to complete its evaluation by the end of the second quarter of 2005. See Note 7 for further discussion.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Costs" (SFAS 151). This statement amends Accounting Research Board No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal". In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Any costs outside the normal range would be considered a period expense instead of an inventoried cost. For Seaboard, this standard is effective for the fiscal year beginning January 1, 2006. The adoption of SFAS 151 is not expected to have a material impact on Seaboard's financial position or net earnings.

Effective  January 1, 2003, Seaboard adopted SFAS No.  143  (SFAS
143), "Accounting for Asset Retirement Obligations," which required Seaboard to record a long-lived asset and related liability for asset retirement obligation costs associated with the closure of the hog lagoons it is legally obligated to close. Management has performed detailed assessments and obtained the appraisals to estimate the future retirement costs and, accordingly, on January 1, 2003, the cumulative effect of the change in accounting principle was recorded with a charge to earnings of $2,195,000 ($1,339,000 net of tax, or $1.07 per common share), an increase in fixed assets of $3,221,000, and the recognition of a liability, discounted to reflect present value, of $5,416,000. The retirement asset is depreciated over the economic life of the related asset. The following table shows the changes in the asset retirement obligation during 2004 and 2003. If Seaboard had adopted SFAS 143 retroactively to January 1, 2002, operating income, net earnings and net earnings per common share would have decreased by $526,000, $321,000 and $0.22 per share, respectively, in 2002.

                                                Years Ended December 31,
(Thousands of dollars)                               2004        2003

Beginning balance                                   $6,086      $    -

Cumulative effect of change in accounting principle      -       5,416

Accretion expense                                      356         420

Liability for additional lagoons placed in service      78         250

Lagoon site sold                                      (254)          -

Ending balance                                      $6,266      $6,086

Through December 31, 2002, costs expected to be incurred during regularly scheduled drydocking of vessels were accrued ratably prior to the drydock date. Effective January 1, 2003, Seaboard changed its method of accounting for these costs from the accrual method to the direct-expense method. Under the new accounting method, drydock maintenance costs are recognized as expense when maintenance services are performed. Management believes the newly adopted accounting principle is preferable in these circumstances because the maintenance expense is not recorded until the maintenance services are performed and, accordingly, the direct-expense method eliminates significant estimates and judgments inherent under the accrual method. As a result, on January 1, 2003, the balance of the accrued liability for drydock maintenance as of December 31, 2002 for its Marine, Commodity Trading and Milling, and Power segments was reversed, resulting in an increase in earnings of $6,393,000 ($4,987,000 net of related tax expense, or $3.97 per common share) as a cumulative effect of a change in accounting principle. If the change in accounting principle was made retroactively to January 1, 2002, operating income, net earnings and net earnings per common share would have increased by $341,000, $413,000, and $0.29 per share, respectively, for 2002.

As of December 31, 2003, Seaboard adopted Financial Accounting Standard's Board Interpretation No. 46, revised December 2003 (FIN 46) "Consolidation of Variable Interest Entities" (VIEs) and performed the required analysis to determine whether its non-consolidated affiliates or other arrangements qualified as VIEs pursuant to the requirements. The VIEs for which Seaboard was determined to be the primary beneficiary based on these evaluations, are discussed in the following paragraph. In the event of certain changes in structure as defined in FIN 46, Seaboard will re-evaluate those relationships as needed.

Seaboard is a party to certain contract production agreements (the "Facility Agreements") with limited liability companies which own certain of the facilities used in connection with the Pork segment's vertically integrated hog production. Through December 31, 2003 these arrangements were accounted for as operating leases. These facilities are owned by companies considered to be VIEs in accordance with FIN 46, for which Seaboard is deemed to be the primary beneficiary. Accordingly, Seaboard consolidated these entities as of December 31, 2003. In December 2003, Seaboard assumed the bank debt (with a balance of $29,895,000 at December 31, 2003) of one VIE. Under that Facility Agreement, which supplies approximately 14% of the
Seaboard-owned hogs processed at the plant, Seaboard has the right to acquire any or all of the properties at the adjusted production cost, as defined. In the event Seaboard does not acquire any property for which the production agreement terminates, Seaboard would be obligated to pay any deficiency between the adjusted production cost of the property and the price for which it is sold. As of December 31, 2003, the adjusted production cost of these fixed assets was $30,699,000. Consolidation of these VIEs on December 31, 2003, including the debt assumption, increased fixed assets, debt and non-controlling interest by $31,717,000, $31,492,000 and $1,619,000, respectively, and decreased net liabilities by $116,000, with a cumulative effect of a change in accounting principle for the excess of fixed asset depreciation over mortgage loan amortization of $1,278,000, ($780,000 net of tax, or $0.62 per common share) in
2003. If the consolidation requirements would have been applied retroactively to January 1, 2002, operating income, net earnings, and net earnings per common share would have decreased by $252,000, $174,000 and $0.14, respectively for 2003 and $370,000,
$226,000 and $0.16, respectively, for 2002.


Note 2
Repurchase of Minority Interest

In connection with the December 2001 sale of a 10% minority interest in one of the two power barges in the Dominican Republic, the buyer was given a three-year option to sell the interest back to Seaboard for the book value at the time of sale, pending collections of outstanding receivables. During January 2004, the buyer provided notice to exercise the option. An initial payment of $5,000,000 was paid during the second quarter of 2004 to reacquire this interest. The remaining balance of $922,000 as of December 31, 2004 is payable subject to the collection of the remaining outstanding receivables.

In addition, Seaboard has historically paid commissions to a related entity of the above party relative to the performance of the other power barge. During the second quarter of 2004 Seaboard agreed to terminate that relationship by making a one-time payment of $2,000,000, included in selling, general and administrative expenses.

Note 3
Investments

Seaboard's short-term marketable debt securities are treated as available-for-sale securities and are stated at their fair market values. As of December 31, 2004 and 2003, the short-term investments primarily consisted of variable rate municipal debt securities and money market funds, so cost and fair market value were the same. All available-for-sale securities are readily available to meet current operating needs. The following is a summary of the estimated fair value of available-for-sale securities classified as short-term investments at December 31, 2004 and 2003.

                                                      December 31,
(Thousands of dollars)                               2004     2003

Obligations of states and political subdivisions  $ 81,735  $24,520
Money market funds                                  37,524   33,502
Total short-term investments                      $119,259  $58,022

In addition to its short-term investments, as of December 31, 2004 and 2003 Seaboard also had long-term investments totaling $3.8 million and $1.6 million, respectively, included in other assets on the Consolidated Balance Sheets. Included in long-term investments as of December 31, 2004 is $716,000 representing a twenty percent escrow payment for what will be a $3,582,000, or 12.9%, total investment in an electricity generating company in the Dominican Republic. The remaining portion of the investment will be made as soon as the local government, regulatory, shareholder and banking approvals are received. See Note 10 for a discussion of assets held in conjunction with Seaboard's Investment Option Plan.

Other investment income for each year is as follows:

                                      Years ended December 31,
(Thousands of dollars)                 2004    2003     2002

Realized gain on sale/exchange of
 non-controlled affiliates          $     -  $18,036  $     -
Realized gain on sale of securities     196    1,081      383
Other                                 1,433    2,323      374
Other investment income, net        $ 1,629  $21,440  $   757

Until the fourth quarter of 2003, Seaboard owned 21% of the common stock of Fjord Seafood ASA, an integrated salmon producer and processor headquartered in Norway. During the fourth quarter of 2003, Seaboard sold its equity investment for $37,273,000, resulting in a gain on the sale of $18,036,000, which includes approximately $3,537,000 of foreign currency translation gains previously recorded through other comprehensive income. The gain was not subject to tax. See Note 7 for further discussion of the tax treatment.


Note 4
Inventories

A summary of inventories at the end of each year is as follows:


                                                  December 31,
(Thousands of dollars)                          2004        2003
At lower of LIFO cost or market:
      Live hogs & materials                   $141,126    $142,396
      Dressed pork & materials                  20,334      22,220
                                               161,460     164,616
      LIFO adjustment                              461      (7,608)
        Total inventories at lower of LIFO
         cost or market                        161,921     157,008
At lower of FIFO cost or market:
      Grain, flour and feed                     98,699      87,831
      Sugar produced & in process               20,006      14,807
      Other                                     20,423      16,387
        Total inventories at lower of FIFO
         cost or market                        139,128     119,025
        Total inventories                     $301,049    $276,033

The use of the LIFO method increased 2004 and 2003 net earnings by $4,922,000 ($3.92 per common share) and $2,327,000 ($1.85 per common share), respectively, and decreased 2002 earnings by $3,777,000 ($2.62 per common share). If the FIFO method had been used for certain inventories of the Pork segment, inventories would have been lower as of December 31, 2004 by $461,000 and higher as of December 31, 2003 by $7,608,000.

Note 5
Investments in and Advances to Foreign Affiliates

Seaboard's investments in and advances to non-controlled, non-consolidated foreign affiliates are primarily with businesses conducting flour, maize and feed milling. The location and percentage ownership of these foreign affiliates are as follows:
Angola (45%), the Democratic Republic of Congo (50%), Lesotho (50%), Kenya (35%), and Nigeria (45-48%) in Africa; Ecuador (50%) in South America; and Haiti (23%) in the Caribbean. In addition, Seaboard has investments in and advances to a wine business in Bulgaria (37%) and two sugar-related businesses in Argentina (46%
-  50%).   The  equity  method  is  used  to  account  for  these
investments.

As more fully discussed in Note 13, in the fourth quarter of 2004, Seaboard recognized a $3,592,000 decline in value considered other than temporary in its investment in the Bulgarian wine business (the Business). See Note 7 for discussion of Seaboard's taxes related to this business. During 2003, the Business went through a troubled debt restructuring as more fully discussed in Note 13.

As discussed in Note 3, during the fourth quarter of 2003, Seaboard sold its equity investment in Fjord, previously accounted for as a non-controlled foreign affiliate. During the third quarter of 2002, Seaboard purchased for $26,908,000 an additional 66,666,667 shares of Fjord, increasing its ownership to 21%.

Seaboard generally is the primary provider of choice for grains and supplies purchased by the non-controlled foreign affiliates primarily conducting grain processing. Sales of grain and supplies to these non-consolidated foreign affiliates included in consolidated net sales for the years ended December 31, 2004, 2003 and 2002 amounted to $229,422,000, $148,318,000 and
$124,151,000,  respectively.   At December  31,  2004  and  2003,
Seaboard had $26,762,000 and $28,040,000, respectively, of investments in and advances to, and $48,097,000 and $46,434,000, respectively, of receivables due from, these foreign affiliates.

Combined condensed financial information of the non-controlled, non-consolidated foreign affiliates for their fiscal periods ended within each of Seaboard's years ended, including the operations of affiliates through disposition dates, are as follows:


Commodity Trading and Milling Segment       December 31,
(Thousands of dollars)                 2004     2003      2002

Net sales                           $442,064  329,506   296,261
Net income (loss)                   $  8,450   (1,408)   (9,407)
Total assets                        $202,788  178,458   160,658
Total liabilities                   $141,867  120,986   107,103
Total equity                        $ 60,921   57,472    53,555

Other Businesses                            December 31,
(Thousands of dollars)                 2004     2003      2002

Net sales                           $ 33,230  614,626   438,263
Net loss                            $ (8,143) (90,497)  (74,281)
Total assets                        $ 52,827   64,106   708,096
Total liabilities                   $ 43,969   49,000   476,356
Total equity                        $  8,858   15,106   231,740

Although the balance sheet data for the Other Businesses in  2003 excludes amounts related to Fjord, net sales and net loss for 2003 reflect $571,978,000 and $(77,030,000) respectively, related to Fjord's operations through the date of disposition.

Note 6
Property, Plant and Equipment

A summary of property, plant and equipment at the end of each year is as follows:

                                                    December 31,
(Thousands of dollars)                            2004        2003

Land and improvements                        $  112,298  $  106,864
Buildings and improvements                      272,375     272,269
Machinery and equipment                         558,014     544,098
Transportation equipment                        111,260     108,194
Office furniture and fixtures                    14,881      12,881
Construction in progress                          3,075      11,658
                                              1,071,903   1,055,964
Accumulated depreciation and amortization      (468,521)   (411,996)
  Net property, plant and equipment          $  603,382  $  643,968

During 2004, Seaboard sold certain hog production facilities for approximately $6,364,000 and entered into a grow finish agreement with the purchaser of the facilities, with a term expiring in 2019. The deferred gain on the sale of $2,822,000 will be amortized over the term of that agreement.

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

Note 7
Income Taxes

Income taxes attributable to continuing operations for the years ended December 31, 2004, 2003 and 2002 differ from the amounts computed by applying the statutory U.S. Federal income tax rate of 35 percent to earnings (loss) before income taxes for the following reasons:

                                       Years ended December 31,
(Thousands of dollars)                 2004      2003      2002

Computed "expected" tax expense
 (benefit)                           $ 80,468 $ 15,302 $ (3,375)
Adjustments to tax expense (benefit)
 attributable to:
  Foreign tax differences             (18,585)  (9,195) (19,083)
  Tax-exempt investment income           (221)     (55)     (87)
  State income taxes, net of Federal
    benefit                             1,461      407      313
  Change in valuation allowance        (3,540)   4,638   10,352
  Other                                 2,232    3,650  (11,269)
  Income tax (benefit) expense before
    cumulative effect                  61,815   14,747  (23,149)
  Income tax expense - cumulative
    effect of changes in accounting
    principles                              -       52        -
  Total income tax (benefit) expense $ 61,815 $ 14,799 $(23,149)

The components of total income taxes are as follows:

                                         Years ended December 31,
(Thousands of dollars)                 2004      2003      2002

Current:
  Federal                            $ 16,132 $    517 $      -
  Foreign                               4,271    2,239    2,989
  State and local                       1,317      136      107
Deferred:
  Federal                              39,249   10,930  (27,193)
  Foreign                                   -      531      573
  State and local                         846      394      375
Income tax (benefit) expense           61,815   14,747  (23,149)
Unrealized changes in other
  comprehensive income                  4,329    3,470  (37,557)
Income tax expense - cumulative effect
 of changes in accounting principles        -       52        -
  Total income taxes                 $ 66,144 $ 18,269 $(60,706)

Components of the net deferred income tax liability at the end of each year are as follows:

                                                 December 31,
(Thousands of dollars)                          2004      2003
Deferred income tax liabilities:
  Cash basis farming adjustment               $ 12,820 $ 13,253
  Deferred earnings of foreign subsidiaries      6,966   11,373
  Depreciation                                  92,903   86,721
  LIFO                                          32,721   29,218
  Other                                            106        -
                                               145,516  140,565
Deferred income tax assets:
  Reserves/accruals                             29,117   37,823
  Tax credit carryforwards                       6,872   16,877
  Net operating and capital loss carryforwards  21,244   38,848
  Other                                              -    3,628
                                                57,233   97,176
Valuation allowance                             22,935   23,934
  Net deferred income tax liability           $111,218 $ 67,323

On October 22, 2004, President Bush signed into law H.R. 4520, the American Jobs Creation Act ("Act"). The Act is a significant and complicated reform of U.S. income tax law. Management is currently reviewing the new law to determine the impact on Seaboard. The Act contains several provisions which appear to be favorable for Seaboard. These include: phasing out the Extraterritorial Income Exclusion and replacing it with an income tax deduction for U.S. manufacturers (such as Seaboard's Pork segment), simplifying the U.S. foreign tax credit calculation by reducing the foreign tax credit baskets, reforming the interest allocation rules and allowing for recharacterization of overall domestic losses, and repealing the alternative minimum tax limitation on the use of foreign tax credits. The carryover period for foreign tax credits was generally extended from 5 to 10 years.

The Act also repeals the prior law treatment of shipping income as a component of subpart F income. This change could allow Seaboard's post-2004 shipping income to avoid current taxation in the U.S. and could have a material favorable impact on Seaboard's future effective tax rate and cash tax payments. Management notes that this benefit could be impacted by either existing Regulations or Regulations to be issued by the Treasury Department.

The  Act  would  also  allow  Seaboard  a  one-time  election  to repatriate permanently invested foreign earnings at a 5.25% effective U.S. income tax rate rather than the statutory 35% rate, if certain domestic reinvestment requirements are met. Management is currently evaluating this provision of the Act and expects to complete its evaluation during the second quarter of 2005. The Company's ability to utilize this provision largely hinges on its ability to economically borrow at the foreign subsidiary level to allow for the payment of a qualifying dividend. Because the Company's borrowing capacity at this level is unknown, the range of potential dividend amounts and corresponding taxes cannot be reasonably estimated at this time. At December 31, 2004 and 2003, no provision has been made in the accounts for Federal income taxes which would be payable if the undistributed earnings of certain foreign subsidiaries were distributed to Seaboard Corporation since management has currently determined that the earnings are permanently invested in these foreign operations. Should such accumulated earnings be distributed, the resulting Federal income taxes would amount to approximately $69,000,000, assuming a 35% federal income tax rate.

As a matter of course, Seaboard is regularly audited by federal, state and foreign tax authorities, which may result in adjustments. In January 2005, Seaboard agreed to a settlement with the Internal Revenue Service (IRS) related to a protest for Seaboard's federal income tax returns for 1994 through 1996 resulting in a $14,356,000 tax benefit which was recognized in the fourth quarter of 2004. Among current audits, the IRS is examining Seaboard's federal income tax returns for 2000 through 2002 and is evaluating certain of Seaboard's tax positions for the years under examination. Management believes that its tax positions comply with applicable tax law and that it has adequately provided for any reasonably foreseeable outcome of the matters. Accordingly, Seaboard does not anticipate any material negative earnings impact from their ultimate resolution. If a favorable outcome is reached, Seaboard will record the earnings impact at the time of resolution.

As more fully discussed in Note 13, Seaboard intends to sells its equity investment in a Bulgarian wine business. As a result of the decision to sell this business, the accumulated losses for this business, which were previously considered ordinary for tax purposes, are now characterized as capital losses, which utilization is currently viewed as uncertain as discussed below. Accordingly, in the fourth quarter of 2004 Seaboard reversed previously recorded tax benefits of $5,795,000 related to prior year losses. While the 2003 sale of Seaboard's equity investment in Fjord generated a gain for book purposes, a capital loss was generated for tax purposes. Utilization of this capital loss is also uncertain as discussed below.

Management believes Seaboard's future taxable income will be sufficient for full realization of the net deferred tax assets. The valuation allowance relates to the tax benefits from foreign net operating losses and from losses on investments that would be recognized as capital losses. Management does not believe these benefits are more likely than not to be realized due to limitations imposed on the deduction of these losses. In the event Seaboard generates sufficient capital gains to utilize the capital losses, a tax benefit will be recognized. At December 31, 2004, Seaboard had foreign net operating loss carryforwards
(NOLs) of approximately $35,130,000, a portion of which expire in varying amounts between 2005 and 2009, and others that have indefinite expiration periods. At December 31, 2004, Seaboard had federal capital loss carryforwards of approximately $17,947,000 expiring in varying amounts in 2007 and 2008.

At December 31, 2004, Seaboard had tax credit carryforwards of approximately $6,872,000. Approximately $5,705,000 of these carryforwards expire in varying amounts in 2008 through 2023, while the remaining balance may be carried forward indefinitely. At December 31, 2004, Seaboard had state NOLs of approximately $84,921,000 expiring between 2011 and 2023. As discussed more fully in Note 12, at December 31, 2004, Seaboard also has federal NOLs available to use from its Parent pursuant to an earlier agreement. If the Company utilizes these federal NOLs, it would be required to issue shares to its Parent.

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

Note 8
Notes Payable and Long-term Debt

Notes   payable  amounting  to  $1,789,000  and  $75,564,000   at
December 31, 2004 and 2003, respectively, consisted of obligations due banks on demand or within one year. During December 2004, Seaboard entered into a new five year committed credit line totaling $200,000,000, replacing three committed credit lines totaling $70,000,000. At December 31, 2004, Seaboard had committed lines totaling $315,000,000 and uncommitted lines totaled approximately $30,225,000. As of December 31, 2004, there were no borrowings outstanding under the committed lines, but $1,789,000 was borrowed under the uncommitted lines. The committed short-term lines include a $95,000,000 subsidiary credit line for the Commodity Trading and Milling segment which is secured by certain commodity trading inventory and accounts receivable, and includes financial covenants for that subsidiary which require maintenance of certain levels of working capital and net worth, limitations on debt to net worth, and liabilities to net worth ratios. At December 31, 2004, Seaboard's borrowing capacity under its committed lines was reduced by letters of credit (LCs) totaling $55,750,000, including $44,325,000 of LCs for Seaboard's outstanding Industrial Development Revenue Bonds (IDRBs) and $10,373,000 related to insurance coverages. The weighted average interest rates for outstanding notes payable were 11.26% and 3.59% at December 31, 2004 and 2003, respectively. The 2004 interest rate reflects only foreign subsidiary local borrowing under uncommitted lines as there were no amounts outstanding under Seaboard's domestic committed or uncommitted lines.

With the exception of the notes payable under the Commodity Trading and Milling credit line, the notes payable to banks under the credit lines are unsecured. The lines of credit do not require compensating balances. Facility fees on these agreements are not material.

As discussed in Note 6, in connection with the purchase of certain previously-leased hog production facilities during 2003, Seaboard assumed bank debt of $24,358,000 with a weighted average interest rate of 7.45% with a final maturity in 2014. As discussed in Note 1, in accordance with FIN 46, on December 31, 2003 Seaboard consolidated certain limited liability companies. As a result, bank debt totaling $29,837,000 and
$31,492,000 as of December 31, 2004 and 2003, respectively, is included in the table below. This bank debt is collateralized by fixed assets totaling $31,307,000 as of December 31, 2004. In connection with this consolidation, during December 2003, Seaboard assumed the bank debt of one VIE (with a balance of $28,459,000 and $29,895,000 as of December 31, 2004 and 2003,
respectively, a weighted average interest rate of 7.53%, and a maturity date in 2007).

During 2002, Seaboard completed a private placement of $109,000,000 of Senior Notes due 2009 and 2012 with a weighted average interest rate of 6.29%. Seaboard used $107,267,000 of the proceeds from this private placement to refinance the indebtedness related to hog production facilities previously leased under a master lease program, effectively reducing
Seaboard's net lease payments. On December 31, 2002, Seaboard paid an additional $4,077,000 to complete the acquisition of Shawnee Funding, Limited Partnership, effectively acquiring all of the related hog production facilities previously leased. As part of the purchase, Seaboard also assumed a variable rate (2.06% at December 31, 2004) $10,000,000 bond payable due 2014, and $2,210,000 of related cash in a construction fund which was used to repay a portion of bond during 2003.

A summary of long-term debt at the end of each year is as follows:

                                                 December 31,
(Thousands of dollars)                          2004      2003

Private placements:
 6.49% senior notes, due 2005                $ 20,000  $ 40,000
 7.88% senior notes, due 2005 through 2007     75,000   100,000
 5.80% senior notes, due 2005 through 2009     32,500    32,500
 6.21% senior notes, due 2009                  38,000    38,000
 6.21% senior notes, due 2006 through 2012      7,500     7,500
 6.92% senior notes, due 2012                  31,000    31,000

Industrial Development Revenue Bonds,
 floating rates (2.06%-2.10% at December 31,
 2004) due 2014 through 2027                   41,789    42,989

Bank debt, 5.79 - 8.58%, due 2005 through
 2014                                          69,397    76,424

Foreign subsidiary obligations, 2.00% -
 17.50%, due 2005 through 2010                  4,762     6,582

Foreign subsidiary obligation, floating rate
 due 2005                                         314       309

Capital lease obligations and other             3,038     3,234

                                              323,300   378,538

Current maturities of long-term debt          (60,756)  (56,983)

 Long-term debt, less current maturities     $262,544  $321,555

Of the 2004 foreign subsidiary obligations, $2,396,000 is denominated in CFA francs, $1,908,000 is payable in Argentine pesos and the remaining $772,000 is denominated in Mozambique metical. Of the 2003 foreign subsidiary obligations, $2,490,000 is payable in Argentine pesos, $2,401,000 is denominated in CFA francs and the remaining $2,000,000 is denominated in U.S. dollars. At December 31, 2004, Argentine land, sugar production facilities and equipment with a depreciated cost of $4,790,000 secured certain foreign subsidiary obligations.

During 2004, Seaboard used $1,289,000 of unexpended bond proceeds held in trust to redeem a portion of and pay interest on the related industrial development revenue bonds (IDRBs).

The terms of the note agreements pursuant to which the senior notes, IDRBs, bank debt and credit lines were issued require, among other terms, the maintenance of certain ratios and minimum net worth, the most restrictive of which requires consolidated funded debt not to exceed 50% of consolidated total capitalization; an adjusted leverage ratio of less than 3.5 to 1.0; requires the maintenance of consolidated tangible net worth, as defined, of not less than $507,000,000 plus 25% of cumulative consolidated net income beginning October 2, 2004; limits aggregate dividend payments to $10.0 million plus 50% of consolidated net income less 100% of consolidated net losses beginning January 1, 2002 plus the aggregate amount of Net Proceeds of Capital Stock for such period ($123,887,000 as of December 31, 2004) or $15,000,000 per year under certain circumstances; limits the sum of subsidiary indebtedness and priority indebtedness to 10% of consolidated tangible net worth; and limits Seaboard's ability to acquire investments and sell assets under certain circumstances. Seaboard is in compliance with all restrictive debt covenants relating to these agreements as of December 31, 2004.

Annual  maturities of long-term debt at December 31, 2004 are  as
follows:   $60,756,000 in 2005, $41,991,000 in 2006,  $65,049,000
in   2007,  $13,864,000  in  2008,  $  49,453,000  in  2009   and
$92,187,000 thereafter.

Note 9
Derivatives and Fair Value of Financial Instruments

Financial instruments consisting of cash and cash equivalents, net receivables, notes payable, and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of the instruments.

The cost and fair values of investments and long-term debt at December 31, 2004 and 2003 are presented below.

December 31,                             2004                 2003
(Thousands of dollars)             Cost    Fair Value    Cost   Fair Value

Short-term investments           $119,259   $119,259   $ 58,022  $ 58,022
Long-term debt                    323,300    327,288    378,538   386,814

The fair value of the short-term investments is based on quoted market prices at the reporting date for these or similar investments. The fair value of long-term debt is determined by comparing interest rates for debt with similar terms and maturities.

Commodity Instruments

Seaboard uses various grain, meal, hog and fuel oil futures and options to manage its exposure to price fluctuations for raw materials, finished product sales and firm sales commitments. However, due to the extensive record-keeping required to designate the commodity derivative transactions as hedges for accounting purposes, Seaboard marks to market its commodity futures and options primarily as a component of cost of sales. Management continues to believe its commodity futures and options are economic hedges although they do not qualify as hedges for accounting purposes. Since these derivatives are not accounted for as hedges, fluctuations in the related commodity prices could have a material impact on earnings in any given year.

At December 31, 2004 and 2003, Seaboard had open net contracts to purchase 277,000 and 409,000 metric tons of grain with fair values of $(1,975,000) and $3,760,000 included with other accrued financial derivative liabilities or current assets, respectively on the Consolidated Balance Sheets. In addition, Seaboard also had contracts to sell 2,100,000 pounds of soybean oil with a fair value of $11,000, and purchase 1,500 tons on fuel oil with a fair value of $(52,000). For the years ended December 31, 2004, 2003 and 2002 Seaboard realized net gains (losses) of $(11,886,000), $4,882,000, and $5,304,000 related to commodity contracts, primarily included in cost of sales on the Consolidated Statements of Earnings.

Foreign currency exchange agreements

Seaboard enters into foreign currency exchange agreements to manage the foreign currency exchange rate risk with respect to certain transactions denominated in foreign currencies, primarily related to its commodity trading business. Seaboard accounts for its currency exchange hedges of firm commitments and trade receivables from third parties as fair value hedges as of December 31, 2004. Exchange agreements related to firm commitments and receivables from foreign affiliates are accounted for as cash flow hedges as of December 31, 2004. For foreign currency exchange agreements designated as fair value hedges, the derivative gains and losses are recognized in operating income along with the change in fair value of the related contract. For foreign currency exchange agreements designated as cash flow hedges, the derivative gains and losses are included as a component of other comprehensive income until the underlying contract is recorded and revalued through earnings. The change in value of third party firm commitments and all foreign exchange derivatives are included in other current assets or accrued financial derivative liabilities on the Consolidated Balance Sheets. The firm sales commitments and related derivatives mature during 2005. The net gains and losses recognized in the Consolidated Statements of Earnings from the exchange agreements and related firm commitments were not material for the years ended December 31, 2004, 2003 and 2002.

At December 31, 2004 and 2003, Seaboard had hedged South African Rand (ZAR) denominated firm sales contracts and trade receivables from third parties with historical values totaling $72,237,000 and $64,353,000 with changes in fair values of $6,421,000 and $2,734,000, respectively. To hedge the change in value of these firm contracts and trade receivables, Seaboard entered into agreements to exchange $72,237,000 and $64,353,000 of contracts denominated in ZAR, with derivative fair values of $(6,505,000) and $(2,779,000), respectively. As of December 31, 2003, Seaboard also had ZAR denominated firm purchase contracts with historical values totaling $196,000 and changes in fair value totaling $5,000. Hedging the change in value of these agreements, Seaboard entered into agreements to exchange $196,000 for ZAR with derivative fair values totaling $(5,000) at December 31, 2003.

At December 31, 2004 and 2003, Seaboard had hedged Euro denominated sales contracts and trade receivables from third parties totaling $779,000 and $773,000 with changes in fair value of $30,000 and $(2,000), respectively. To hedge the changes in
values    of    the   firm   contracts   and   receivables,    at
December 31, 2004 and 2003 Seaboard had open agreements to exchange $778,000 and $773,000 of contracts denominated in Euros with derivative fair values of $(30,000) and $2,000, respectively.

At December 31, 2004 and 2003, Seaboard had ZAR denominated firm sales contracts with a foreign affiliate with historical values totaling $4,530,000 and $4,524,000, respectively, and changes in fair values of $188,000 and $30,000, respectively. To hedge the change in value of these contracts, Seaboard entered into agreements to exchange $4,530,000 and $4,524,000 of contracts denominated in ZAR with derivative fair values of $(188,000) and $(30,000), respectively, which are included as a component of other comprehensive income at December 31, 2004 and 2003.

At December 31, 2004 and 2003, Seaboard also had trading foreign exchange contracts (receive $U.S./pay ZAR) to cover various foreign currency working capital needs for notional amounts of $21,709,000 and $10,288,000, respectively, with fair values of $90,000 and $(89,000).

Interest Rate Exchange Agreements

Seaboard entered into interest rate exchange agreements which involve the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to mitigate the effects of fluctuations in interest rates on variable rate debt. At December 31, 2004 and 2003, deferred gains on prior year's terminated interest rate exchange agreements (net of tax) totaled $551,000 and $751,000, respectively, relating to swaps that hedged variable rate debt. This amount is included in accumulated other comprehensive loss on the Consolidated Balance Sheets. For each of the years ended December 31, 2004, 2003 and 2002, interest rate exchange agreements accounted for as hedges decreased interest expense by $329,000 resulting from amortization of terminated proceeds.

At December 31, 2004 and 2003 Seaboard had five, ten-year interest rate exchange agreements outstanding that are not paired with specific variable rate contracts, whereby Seaboard pays a stated fixed rate and receives a variable rate of interest on a total notional amount of $150,000,000. While Seaboard has certain variable rate debt, these interest rate exchange agreements do not qualify as hedges for accounting purposes. At December 31, 2004 and 2003, the fair values of these contracts totaled $(12,354,000) and $(14,160,000), respectively, and are included in accrued financial derivative liabilities on the Consolidated Balance Sheets. For the years ended December 31, 2004, 2003, and 2002 the net loss for interest rate exchange agreements not accounted for as hedges were $4,597,000, $2,296,000 and $25,030,000, respectively, and are included in miscellaneous, net in the Consolidated Statements of Earnings. Included in the losses are net payments of $6,403,000, $6,155,000 and $4,970,000, respectively, during 2004, 2003 and 2002 for the difference between the fixed rate paid and variable rate received on these contracts.

Note 10
Employee Benefits

Seaboard maintains a defined benefit pension plan (the Plan) for its domestic salaried and clerical employees. The Plan generally provides eligibility for participation after one year's service upon attaining the age of 21. Benefits are generally based upon the number of years of service and a percentage of final average pay. Seaboard has historically based pension contributions on minimum funding standards to avoid the Pension Benefit Guaranty Corporation variable rate premiums established by the Employee Retirement Income Security Act of 1974. However, because of Seaboard's liquidity position, in December 2004 Seaboard made a $14,250,000 special, contribution approximately equal to the maximum deductible amount, resulting in an over-funding of the Plan. As a result, management does not expect to make any contributions to the Plan during 2005.

Plan assets are invested to achieve a diversified overall portfolio consisting of various mutual funds. Seaboard is willing to accept a moderate level of risk to potentially achieve higher investment returns. The overall portfolio is evaluated relative to customized benchmarks, and is expected to exceed the customized benchmark over five year rolling periods and longer. The investment strategy is periodically reviewed for continued appropriateness. Derivatives, real estate investments, non-marketable and private equity or placement securities are not allowed investments under the Plan. Seaboard's asset allocation targets and actual investment composition within the Plan are as follows:

                                        Actual Plan Composition at December 31,
                        Target Percentage
                         of Portfolio                2004           2003

Domestic Large Cap Equity      35%                    35%            36%
Domestic Small Cap Equity      15%                    16%            16%
International Equity           15%                    16%            14%
Domestic Fixed Income          35%                    33%            34%

Seaboard   also  sponsors  non-qualified,  unfunded  supplemental
executive  plans.   On  November 5, 2004,  Seaboard  amended  its
Executive Retirement Plan, which provides a supplemental retirement benefit to officers and certain key employees of Seaboard and its subsidiaries, to conform the benefit calculation to the Plan discussed above by changing the methodology for calculating the benefit to a percentage of final average pay for all years of service. The amendment also changes the normal form of the benefit to a lump sum payment, provided the employee has at least 5 years of service after the plan amendment was adopted. Seaboard has also established a Rabbi Trust in order to provide a mechanism to provide discretionary funding for the benefit.

While this amendment has no effect on the 2004 net periodic benefit cost, it will impact the amount of future benefit costs. Had this amendment been in effect at the beginning of 2004, the 2004 annual net periodic benefit cost would have increased by $1,179,000 ($719,000 after tax, or $0.57 per share). Management is considering making a contribution to the Rabbi Trust in 2005, although neither the funding decision nor the amount has been determined. The assets from any contributions to the Executive Retirement Plan would remain on the books of Seaboard as a long-term asset.

Assumptions used in determining pension information for the plans were:

                                                  Years ended December 31,
                                                2004        2003        2002
Weighted-average assumptions
 Discount rate                                  6.00%       6.25%       6.75%
 Expected return on plan assets                 8.25%       8.25%       8.45%
 Long-term rate of increase in compensation
  levels                                     4.00-5.00%  4.00-5.00%  4.00-5.00%

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

The changes in the plans' benefit obligations and fair value of assets for the Plan and nonqualified executive plans for the years ended December 31, 2004 and 2003, and a statement of the funded status as of December 31, 2004 and 2003 are as follows:

December 31                                      2004                2003
                                     Assets exceed  Accumulated   Accumulated
                                      Accumulated    benefits       benefits
(Thousands of dollars)                  Benefits   exceed assets  exceed assets

Reconciliation of benefit obligation:
 Benefit obligation at beginning
  of year                               $ 47,401     $ 12,633       $ 49,167
 Service cost                              2,203          923          2,892
 Interest cost                             2,925          694          3,407
 Actuarial gains (losses)                  2,277         (959)         6,454
 Benefits paid                            (1,688)        (116)        (1,886)
 Plan amendments                               -        8,696              -
  Benefit obligation at end of year       53,118       21,871         60,034
Reconciliation of fair value of plan assets:
 Fair value of plan assets at beginning
  of year                                 33,194            -         23,987
 Actual return on plan assets              4,378            -          6,004
 Employer contributions                   20,012          116          5,089
 Benefits paid                            (1,688)        (116)        (1,886)
 Fair value of plan assets at end of year 55,896            -         33,194
Funded status                              2,778      (21,871)       (26,840)
Unrecognized transition obligation            82          113            301
Unamortized prior service cost              (527)       8,697           (664)
Unrecognized net actuarial losses         12,619        3,463         17,029
 Prepaid (accrued) benefit cost         $ 14,952     $ (9,598)      $(10,174)

Amounts recognized in the Consolidated Balance Sheets as of December 31, 2004 and 2003 consist of:

December 31                                      2004                2003
                                     Assets exceed  Accumulated   Accumulated
                                      Accumulated    benefits       benefits
(Thousands of dollars)                  Benefits   exceed assets  exceed assets

Prepaid benefit cost                    $ 14,952     $      -       $      -
Accrued benefit liability                      -      (14,926)       (19,221)
Accumulated other comprehensive loss           -            -          9,047
Intangible asset                               -        5,328              -
 Prepaid (accrued) benefit cost         $ 14,952     $ (9,598)      $(10,174)

As of December 31, 2003, the projected benefit obligation and accumulated benefit obligation for unfunded pension plans were $12,633,000 and $9,161,000, respectively.

The net periodic benefit cost of these plans was as follows:

                                           Years ended December 31,
(Thousands of dollars)                     2004      2003      2002

Components of net periodic benefit cost:
 Service cost                            $ 3,126   $ 2,892   $ 2,242
 Interest cost                             3,619     3,407     2,978
 Expected return on plan assets           (2,873)   (2,128)   (2,209)
 Amortization and other                      729       913       232
 Net periodic benefit cost               $ 4,601   $ 5,084   $ 3,243

Expected future net benefit payments for all plans during each of the next five years and in aggregate for the five year period beginning with the sixth year are as follows: $3,654,000, $7,091,000, $3,014,000, $3,097,000, $3,135,000, and $21,228,000,
respectively.

Seaboard also has certain individual, non-qualified, unfunded supplemental retirement agreements for certain executive employees. Pension expense for these agreements was $666,000, $697,000 and $726,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Included in other liabilities at December 31, 2004 and 2003 is $10,362,000 and $10,260,000,
respectively,  representing the accrued  benefit  obligation  for these agreements. As of December 31, 2004 and 2003, the unrecognized pension cost related to these agreements of $615,000 and $415,000, respectively, was included in accumulated other comprehensive loss, net of related tax. During the next five years and for the aggregate five year period beginning with the sixth year, management expects future net benefits payments under these agreements to be $778,000, $1,179,000, $1,157,000,
$1,138,000, $1,119,000, and $5,260,000, respectively.

Seaboard maintains a defined contribution plan covering most of its domestic salaried and clerical employees. Seaboard contributes to the plan an amount equal to 100% of employee contributions up to a maximum of 3% of employee compensation. Employee vesting is based upon years of service with 20% vested after one year of service and an additional 20% vesting with each additional complete year of service. Contribution expense was $1,445,000, $1,471,000 and $1,428,000 for the years ended
December 31, 2004, 2003 and 2002, respectively.

Seaboard has an Investment Option Plan which allowed certain employees to reduce their compensation in exchange for options to buy shares of certain mutual funds and/or pooled separate accounts. However, as a result of U.S. tax legislation passed in October 2004, reductions to compensation earned after 2004 is no longer allowed. The exercise price for each investment option is established based upon the fair market value of the underlying investment on the date of grant. Seaboard contributes to the plan based on 3% of the employees reduced compensation. Seaboard's expense for this plan, which primarily includes amounts related to the change in fair value of the underlying investment accounts, was $1,602,000, $2,127,000, and $(1,360,000)
for the years ended December 31, 2004, 2003 and 2002, respectively. Included in other liabilities at December 31, 2004 and 2003 are $11,896,000 and $8,275,000, respectively, representing the market value of the payable to the employees upon exercise. In conjunction with this plan, Seaboard purchased the specified number of units of the employee-designated investment plus the option price. These investments are treated as trading securities and are stated at their fair market values. Accordingly, as of December 31, 2004 and 2003, $15,103,000 and $10,742,000 were included in other current assets on the Consolidated Balance Sheets. Investment income related to the mark-to-market of these investments for 2004, 2003, and 2002 totaled $1,537,000, $2,061,000 and $(1,430,000), respectively.

Note 11
Commitments and Contingencies

Seaboard reached an agreement in 2002 to settle litigation brought by the Sierra Club. Under the terms of the settlement, Seaboard conducted an investigation at three farms. Based on the investigation, it has been determined that two farms do not require any corrective action. The investigation is ongoing at the remaining farm, and Seaboard will potentially be required to take remedial actions at the farm if conditions so warrant. The costs of conducting the monitoring and the investigation are not material.

Seaboard is subject to regulatory actions and an investigation by the United States Environmental Protection Agency and the State of Oklahoma. One such action involves five properties utilized in Seaboard's hog production operations which were purchased from PIC International Group, Inc. (PIC). Seaboard has undertaken an extensive investigation, and has had significant discussions with the EPA and the State of Oklahoma, proposing to take a number of corrective actions with respect to the farms, and one additional farm, in order to attempt to settle the action. In connection with these discussions, EPA stated that any settlement must include a civil fine of $1,200,000 for EPA. Seaboard believes that the EPA has no authority to impose a civil fine, but settlement discussions are continuing. If the matter is not settled, the EPA could bring an action against Seaboard, although Seaboard believes it has meritorious defenses to any such action, or the EPA could determine to take no further action. A tentative verbal settlement has been reached with the State of
Oklahoma, which would require Seaboard Farms to pay a fine of $100,000 and to undertake agreed upon supplemental environmental projects at a cost of $80,000. The settlement is subject to the final terms of the settlement being agreed to and the approval of the Oklahoma Board of Agriculture. Irrespective of the settlement, Seaboard intends to proceed with its proposed corrective actions with respect to the farms.

PIC is indemnifying Seaboard with respect to the action pursuant to an indemnification agreement which has a $5 million limit. If the tentative settlement with the State of Oklahoma is agreed to, the estimated cumulative costs which will be expended will total approximately $6.2 million, not including the additional legal costs required to negotiate the settlement or the penalties demanded by EPA and tentatively agreed to with the State of Oklahoma. If the measures taken pursuant to the settlement are not effective, other measures with additional costs may be required. PIC has advised Seaboard that it is not responsible for the costs in excess of $5 million. Seaboard disputes PIC's determination of the costs to be included in the calculation and believes that the costs to be considered are less than $5 million, such that PIC is responsible for all such costs and penalties, except for approximately $180,000 of estimated costs that would be incurred over 5 years subsequent to the settlement for certain testing and sampling. Seaboard has agreed to conduct such testing and sampling as a part of the sampling it conducts in the normal course of operations and believes that the incremental costs incurred to conduct such testing and sampling will be less than $180,000. Seaboard also believes that a more general indemnity agreement would require indemnification of a liability in excess of $5 million (excluding the estimated $180,000 cost for testing and sampling), although PIC disputes this. With respect to other actions and the investigation, neither is expected to have a material adverse effect on Seaboard's consolidated financial statements.

Seaboard is subject to various other legal proceedings related to the normal conduct of its business, including various environmental related actions. In the opinion of management, none of these actions is expected to result in a judgment having a materially adverse effect on the consolidated financial statements.

From time to time bills have been introduced in the United States Senate and House of Representatives which included provisions to prohibit meat packers, such as Seaboard, from owning or controlling livestock intended for slaughter. Such bills could have prohibited Seaboard from owning or controlling hogs, and thus would have required divestiture of our operations, or otherwise a restructuring of the ownership and operation. As there currently are no such bills pending, Seaboard does not expect any such actions to be passed in 2005.

Contingent Obligations

Certain  of  the  non-consolidated  affiliates  and  third  party contractors who perform services for Seaboard have bank debt supporting their underlying operations. From time to time, Seaboard will provide guarantees of that debt allowing a lower borrowing rate or facilitating third party financing in order to further business objectives. Seaboard does not issue guarantees of third parties for compensation. The following table sets forth the terms of guarantees as of December 31, 2004.

Guarantee beneficiary                     Maximum exposure         Maturity

Foreign non-consolidated affiliate grain    $   1,000,000       Annual renewal
 processor - Uganda

Foreign  non-consolidated affiliate food    $     400,000        August 2005
 product distributor - Ecuador

Various   hog   contract  growers           $   1,532,000       Annual renewal

Seaboard guaranteed a bank borrowing for a subsidiary of a foreign affiliate grain processor in Kenya, Unga Holdings Limited
(Unga), a non-consolidated milling affiliate, to facilitate bank financing used for the rehabilitation and expansion of a milling facility in Uganda. This guarantee was a part of the original purchase agreement with Unga when Seaboard first invested in this company in 2000. The guarantee can be drawn upon in the event of non-payment of a bank borrowing by Unga. While the guarantee may be cancelled by Seaboard annually, the bank has the right to draw on the guarantee in the event it is advised that the guarantee will be cancelled. The guarantee renews annually until the debt expires in 2007. Unga Holdings has provided a reciprocal guarantee to Seaboard. As of December 31, 2004, $832,000 of borrowings was outstanding related to this guarantee.

The  non-consolidated  affiliate  food  product  distributor   in
Ecuador  purchases certain products from a U.S. domiciled vendor.
Seaboard has guaranteed the payments in order to secure normal credit terms for this affiliate.

Seaboard has guaranteed a portion of the bank debt for certain farmers, which debt proceeds were used to construct facilities to raise hogs for Seaboard's Pork segment. The guarantees enabled the farmers to obtain favorable financing terms. These bank guarantees renew annually until the underlying debt is fully repaid in 2013-2014. The maximum exposure to Seaboard from these guarantees is $1,532,000.

Seaboard has not accrued a liability for any of the third party or affiliate guarantees as management considers the likelihood of loss to be remote.

As  of December 31, 2004, Seaboard had outstanding $55,750,000 of
letters   of  credit  (LCs)  with  various  banks  that   reduced
Seaboard's   borrowing  capacity  under  its   committed   credit
facilities as discussed in Note 8. Included in this amount are LCs totaling $44,325,000 which support the IDRBs included as long-term debt and $10,373,000 of LCs related to insurance coverages.

Commitments

As of December 31, 2004 Seaboard had various firm noncancelable purchase commitments and commitments under other agreements, arrangements and operating leases as described in the table below.

Purchase commitments            Years ended December 31,
(Thousands of dollars)          2005     2006    2007    2008   2009 Thereafter

Hog procurement contracts     $129,257 $ 84,621 $58,555 $     - $     - $     -
Grain and feed ingredients      38,769        -       -       -       -       -
Grain purchase contracts
 for resale                     71,734        -       -       -       -       -
Freight contracts               13,905        -       -       -       -       -
Fuel purchase contract           6,584        -       -       -       -       -
Vessel and equipment purchases
   and facility improvements     5,923        -       -       -       -       -
Other purchase commitments       1,713        -       -       -       -       -
Total  firm purchase
 commitments                   267,885   84,621  58,555       -       -       -
Vessel time-charter
 arrangements                   49,389   28,020  10,807   1,056       -       -
Contract grower finishing
 agreements                     10,848   10,588  10,514  10,609  10,706  80,615
Other  operating lease payments  8,728    8,280   7,170   5,456   2,055   6,862
Total  unrecognized firm
 commitments                  $336,850 $131,509 $87,046 $17,121 $12,761 $87,477

Seaboard has contracted with third parties for the purchase of live hogs to process at its pork processing plant and has entered into grain and feed ingredient purchase contracts to support its live hog operations. The commitment amounts included in the table are based on projected market prices as of December 31, 2004. During 2004, 2003 and 2002, this segment paid $177,107,000, $155,012,000 and $113,383,000, respectively for live hogs purchased under contracts.

The Commodity Trading and Milling segment enters into grain purchase contracts primarily to support firm sales commitments. These contracts are valued based on projected commodity prices as of December 31, 2004. This segment also has short-term freight contracts in place for delivery of future grain sales.

The Power segment has entered into a contract for the supply of substantially all fuel required through June 2005 at market-based prices. The fuel commitment shown above reflects the average price per barrel at December 31, 2004 for the minimum number of barrels specified in the agreement. The Power segment has reduced its production from time to time resulting in reduced fuel requirements and while the minimum quantity to be delivered is stated in the contract, the vendor has allowed Seaboard to reduce the amount of fuel purchases.

The Marine segment enters into contracts to time-charter vessels for use in its operations. Historically, these commitments have been short-term. However, as a result of increased demand for vessels and increasing charter-hire rates, this segment has entered into long-term commitments ranging from one to three years. In addition to its long-term lease agreements, the short-term time-charter contracts of $3,542,000 for 2005 are included above in vessel time-charter arrangements. This segment's charter hire expenses during 2004, 2003 and 2002 totaled $51,064,000, $47,533,000 and $43,719,000, respectively.

To support the operations of the Pork segment, Seaboard has contract grower finishing agreements in place with farmers to raise a portion of Seaboard's hogs according to Seaboard's specifications under long-term purchase contracts. Under the terms of the agreements, additional payments would be required if the grower achieves certain performance standards. The contract grower finishing obligations shown above do not reflect these incentive payments which, given current operating performance, total approximately $1,500,000 per year. In the event the farmer is unable to perform at an acceptable level, Seaboard has the right to terminate the contract. During the years ended 2004, 2003 and 2002, Seaboard paid $10,099,000, $5,981,000 and
$3,338,000,   respectively   under  contract   grower   finishing
agreements.

Seaboard also leases various facilities and equipment under noncancelable operating lease agreements. Rental expense for operating leases, including payments made under the Facility Agreements prior to adoption of FIN 46, amounted to $8,761,000, $7,237,000 and $24,067,000 in 2004, 2003 and 2002, respectively.

Subsequent  to  December 31, 2004,  Seaboard  committed  to spend
$7,070,000  to  purchase  a  used  bulk  vessel for the Commodity
Trading and Milling segment.

In early 2004, in conjunction with a marketing agreement with Triumph Foods LLC (Triumph), Seaboard committed to provide Triumph with up to $1,750,000 of future financing in the event of specified costs over-runs incurred in the development and construction of the plant.

Note 12
Stockholders' Equity and Accumulated Other Comprehensive Loss

In October 2002, Seaboard consummated a transaction with the Parent Company (the Transaction), pursuant to which Seaboard effectively repurchased 232,414.85 shares of its common stock owned by the Parent Company for $203.26 per share. Of the total consideration of $47,241,000, the Parent Company was required under the terms of the Transaction immediately to pay $11,260,000 to Seaboard to repay in full all indebtedness owed by the Parent Company to Seaboard, and to use the balance of the consideration to pay bank indebtedness of the Parent Company and Transaction expenses. During the fourth quarter of 2002, Seaboard cancelled 534,547 shares of common stock held in treasury, including shares previously held by the Parent Company.

The Transaction was approved by Seaboard's Board of Directors after receiving the recommendation in favor of the Transaction by a special committee of independent directors. The special committee was advised by independent legal counsel and an independent investment banking firm. As a result of the Transaction, the Parent Company's ownership interest dropped from
75.3 percent to 70.7 percent.

As a part of the Transaction, the Parent Company also transferred to Seaboard rights to receive possible future cash payments from a subsidiary of the Parent Company, based primarily on the future sale of real estate and the benefit of other assets owned by that subsidiary. Seaboard also received tax net operating losses ("NOLs") which may allow Seaboard to reduce the amount of future income taxes it otherwise would pay. To the extent Seaboard receives cash payments in the future as a result of the transferred rights or reduces its federal income taxes payable by utilizing the NOLs, Seaboard will issue to the Parent Company new shares of common stock with a value equal to the cash received and/or the NOL utilized. For these purposes, the value of the common stock issued will be equal to the ten day rolling average closing price, determined as of the twentieth day prior to the issue date. The maximum number of shares of common stock which may be issued to the Parent Company under the Transaction is capped at 232,414.85, the number of shares which were originally purchased from the Parent Company. As of December 31, 2004, Seaboard had not received any cash payments from the subsidiary of its Parent Company and had not used any NOLs. The right to receive such payments expires September 17, 2007. If on September 17, 2007 there are remaining NOLs that have not been used, then Seaboard is to issue shares based on the present value of such NOLs projected to be used in the future.

As noted above, Seaboard has available NOLs from the Parent Company totaling $23,764,000. These NOLs may be utilized in Seaboard's 2004 tax return pending finalization of the audits of Seaboard's prior years' income tax returns currently being conducted by the Internal Revenue Service as discussed in Note 7. If these NOLs are not utilized in the 2004 tax return, they will be carried forward. If these NOLs are utilized in the 2004 tax return (anticipated to be filed September 15, 2005) or in subsequent tax returns, generating a tax benefit of $8,317,000, Seaboard will issue additional shares of its common stock to the Parent Company for the tax benefit received in accordance with the terms of the Transaction, as described above.

The components of accumulated other comprehensive loss, net of related taxes, are summarized as follows:

                                                Years ended December 31,
(Thousands of dollars)                          2004      2003      2002

Cumulative foreign currency translation
 adjustment                                  $(53,986) $(56,490) $(62,555)
Unrealized gain on investments                    257        14       118
Unrecognized pension cost                        (375)   (5,772)   (5,799)
Net unrealized loss on cash flow hedges          (188)      (30)        -
Deferred gain on interest rate swaps              551       751       952

  Accumulated other comprehensive loss       $(53,741) $(61,527) $(67,284)

The foreign currency translation adjustment primarily represents the effect of the Argentine peso currency exchange fluctuation on the net assets of the Sugar and Citrus segment. When the Argentine government lifted the one to one parity of the peso to the U.S. dollar at the end of 2001, the peso lost significant value against the dollar. While the devaluation continued throughout 2002, the peso regained some value during 2003 and remained relatively stable during 2004. As a result of the change in peso value, stockholders' equity increased for the years ended December 31, 2004 and 2003 by $3,006,000 and $10,749,000, respectively, compared to a decrease of $50,372,000 for the year ended December 31, 2002. These changes reflect the foreign currency exchange gains and losses recorded in earnings in each year of $128,000, $519,000 and $(12,540,000) for 2004,
2003 and 2002, respectively, relating to net dollar-denominated debt of the Argentine subsidiary, and currency translation adjustments of $2,878,000, $10,230,000 and $(37,832,000) as other comprehensive gains or losses for the peso-denominated net assets as of December 31, 2004, 2003, and 2002, respectively. At December 31, 2004, the Sugar and Citrus segment has $74,970,000 in net assets denominated in Argentine pesos and $4,922,000 in net assets denominated in U.S. dollars in Argentina. Until 2002, no tax benefit was provided related to this reduction of shareholders' equity. However, after a series of transactions was completed in 2002 which changed the organizational structure of this subsidiary as described in Note 7, Seaboard recorded a 35% deferred tax benefit relating to the currency translation adjustment component of accumulated other comprehensive loss and a one-time current benefit of $14,303,000 through the Consolidated Statements of Earnings.

With the exception of the provision related to the foreign currency translation gains and losses discussed above, which are taxed at a 35% rate, income taxes for components of accumulated other comprehensive loss were recorded using a 39% effective tax rate.

Note 13
Segment Information

Seaboard   Corporation  had  five  reportable  segments   through
December 31, 2004: Pork, Commodity Trading and Milling, Marine, Sugar and Citrus, and Power, each offering a specific product or
service.   The Pork segment produces and sells fresh  and  frozen
pork to further processors, foodservice outlets, grocery stores and other retail outlets, and distributors throughout the United States and to certain foreign markets. The Commodity Trading and Milling segment internationally markets wheat, corn, soybean meal and other commodities in bulk to third party customers and to non-consolidated foreign affiliates, and operates flour, maize and feed mills in foreign countries. The Marine segment, based in Miami, Florida, provides containerized cargo shipping services between the United States, the Caribbean Basin, and Central and
South  America.   The  Sugar  and  Citrus  segment  produces  and
processes sugar and citrus in Argentina primarily to be  marketed
locally.    The   Power  segment  operates  as   an   unregulated
independent power producer in the Dominican Republic generating power from a system of diesel engines mounted on two barges. Revenues from all other segments are primarily derived from the jalapeno pepper processing and domestic trucking transportation operations. Each of the five main segments is separately managed and each was started or acquired independent of the other segments.

As a result of the weakened economic environment in the Dominican Republic (DR), where the Power segment operates, the local government has experienced liquidity problems that have impaired its ability to pay commercial creditors on a timely basis. The liquidity problems have directly affected the government-owned distribution companies and other companies that must collect from the government to make payments on their accounts. Historically, the DR government funded electricity collection shortfalls with cash payments to the distribution companies. In recent years, the government has not fully funded the collection shortfalls. Consequently, this segment has continued to experience difficulty collecting amounts owed from certain generating and distribution companies. During 2004, as a result of management's concern over its ability to collect certain customer accounts, Seaboard curtailed power production from time to time to avoid spot market sales to troubled companies or entities that were not making timely payments. In addition, approximately $1,932,000 of spot market sales were not recorded during the second half of 2004 as collectibility was not reasonably assured. As of December 31, 2004, Seaboard's net receivable exposure from customers with significant past due balances totaled $26,213,000, including $10,300,000 classified in other long-term assets on the Consolidated Balance Sheets. During the latter half of 2003, certain customers did not make any payments for electric power sold to them by Seaboard. As a result, Seaboard recorded a $4,284,000 charge to operating expense during the fourth quarter of 2003 to increase the allowance for doubtful accounts related to those nonpaying customers. For 2002, the allowance was reduced by $2,932,000, reflecting the recovery of previously reserved receivables for which Seaboard had negotiated full payment for all past due amounts.

While the economy in the DR continued to suffer from the cash imbalance throughout 2004, the peso regained some of the value it had lost during 2003 when the Dominican peso devalued approximately 68%. Foreign exchange gains (losses) included in other income (expense) for this segment totaled $2,460,000,
$(6,735,000)   and  $(1,952,000)  for  2004,   2003   and   2002,
respectively.

As a result of the sustained losses from an investment in a Bulgarian wine business (the Business), during the third quarter of 2004 Seaboard's common stock investment was reduced to zero and Seaboard began applying losses against its remaining investments, consisting of preferred stock and debt, based on the change in Seaboard's claim on the Business' book value. Accordingly, Seaboard increased its share of losses from this Business from 37% to 73% during the third quarter of 2004. In February 2005, the Board of Directors and the majority of the owners of this Business, including Seaboard, agreed to pursue the sale of the entire Business or all of its assets. Accordingly, Seaboard assessed the fair value of this Business based on current negotiations to sell a substantial portion of the Business and all related wine labels, and other information on the fair value for the sale of all other assets of this Business. The result of this assessment indicated a fair value of
$9,189,000 compared to the cost basis of $12,781,000 as of December 31, 2004. As a result, in the fourth quarter of 2004, Seaboard recognized a $3,592,000 decline in value considered other than temporary in its investment in this Business as a charge to losses from foreign affiliates in the All Other segment. Seaboard also has $2,511,000 of foreign currency translation gains recorded in other comprehensive income from this business which will be recognized in earnings upon completion of the sale.

During the third quarter of 2003, the Business negotiated a refinancing of certain of its debt after it was unable to make a scheduled principal payment in 2002 to a bank syndication. As part of the refinancing, the bank syndication forgave a portion of the debt and the Business sold certain assets, the proceeds of which were used to repay a portion of the principal balance plus accrued interest. As a result of this transaction, the Business incurred a loss from the sale of assets, net of the gain from debt forgiveness, of which Seaboard recorded its share, $1,489,000, during the third quarter of 2003.

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

As discussed in Note 3, during the fourth quarter of 2003, Seaboard sold its equity investment in Fjord, a non-consolidated affiliate included in the All Other segment. Seaboard's share of Fjord's losses recognized during 2003 and 2002 as a loss from foreign affiliates totaled $15,546,000 and $10,158,000, respectively. Included in 2003 losses is $12,421,000 for asset impairment charges primarily related to inventory, license, and fixed assets caused by sustained low worldwide salmon prices and an unfavorable U.S. Court ruling restricting Fjord from the use of its genetic material.

The following tables set forth specific financial information about each segment as reviewed by management. Operating income for segment reporting is prepared on the same basis as that used for consolidated operating income. Operating income, along with losses from foreign affiliates for the Commodity Trading and Milling segment, is used as the measure of evaluating segment performance because management does not consider interest and income tax expense on a segment basis.


Sales to External Customers:

                                       Years ended December 31,
(Thousands of dollars)              2004         2003         2002

Pork                            $  961,614   $  735,662   $  645,820
Commodity Trading and Milling    1,066,545      667,869      652,120
Marine                             498,504      408,971      383,419
Sugar and Citrus                    72,940       70,740       57,700
Power                               56,386       69,622       63,106
All Other                           27,991       28,476       27,142
   Segment/Consolidated Totals  $2,683,980   $1,981,340   $1,829,307


Operating Income:

                                       Years ended December 31,
(Thousands of dollars)              2004         2003         2002

Pork                            $  143,939   $   22,447   $  (13,876)
Commodity Trading and Milling       27,409       15,951       18,430
Marine                              61,607        5,759       16,599
Sugar and Citrus                    12,263       18,755       16,294
Power                                4,357        7,037       14,258
All Other                            3,255        2,014         (784)
   Segment Totals                  252,830       71,963       50,921
Corporate                           (1,576)      (3,177)      (3,796)
   Consolidated Totals          $  251,254   $   68,786   $   47,125


Gain (Loss) from Foreign Affiliates:

                                       Years ended December 31,
(Thousands of dollars)              2004         2003         2002

Commodity Trading and Milling   $    5,806   $     (384)  $   (3,813)
Sugar and Citrus                       687         (337)           -
All Other                           (8,538)     (20,553)     (13,013)
   Segment/Consolidated Totals  $   (2,045)  $  (21,274)  $  (16,826)

Depreciation and Amortization:

                                       Years ended December 31,
(Thousands of dollars)              2004         2003         2002

Pork                            $   40,017   $   37,173   $   24,069
Commodity Trading and Milling        2,945        3,261        3,148
Marine                              11,504       13,264       14,276
Sugar and Citrus                     4,214        3,817        3,857
Power                                5,363        5,348        5,220
All Other                              360          936        1,322
   Segment Totals                   64,403       63,799       51,892
Corporate                              217          404          744
   Consolidated Totals          $   64,620   $   64,203   $   52,636


Capital Expenditures:

                                       Years ended December 31,
(Thousands of dollars)              2004         2003         2002

Pork                            $   11,807   $   15,756   $  135,145
Commodity Trading and Milling        4,862        2,741        1,122
Marine                              10,345        7,651        9,710
Sugar and Citrus                     5,485        4,435        2,545
Power                                  198          396          814
All Other                              847          235          128
   Segment Totals                   33,544       31,214      149,464
Corporate                               78          258          415
   Consolidated Totals          $   33,622   $   31,472   $  149,879


Investment in and Advances to Foreign Affiliates:

                                                   December 31,
(Thousands of dollars)                           2004         2003

Commodity Trading and Milling                $   26,762   $   28,040
Sugar and Citrus                                  2,050        1,612
All Other                                         9,189       17,028
   Segment/Consolidated Totals               $   38,001   $   46,680


Total Assets:

                                                   December 31,
(Thousands of dollars)                           2004         2003

Pork                                         $  655,551   $  670,288
Commodity Trading and Milling                   278,324      243,065
Marine                                          138,238      114,375
Sugar and Citrus                                 90,035       75,674
Power                                            77,978       76,920
All Other                                        13,924       13,953
   Segment Totals                             1,254,050    1,194,275
Corporate                                       182,644      131,416
   Consolidated Totals                       $1,436,694   $1,325,691

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

Geographic Information

Seaboard had sales in South Africa totaling $355,475,000, $200,310,000, and $242,415,000 for the years ended December 31,
2004, 2003 and 2002, respectively, representing approximately 13%, 10% and 13% of total sales for each respective year. No other individual foreign country accounts for 10% or more of sales to external customers. The following table provides a geographic summary of net sales based on the location of product delivery.

                                          Years ended December 31,
(Thousands of dollars)                   2004       2003       2002

United States                        $  951,650 $  758,325 $  636,091
Caribbean, Central and South America    713,921    555,680    541,332
Africa                                  744,552    485,619    478,273
Pacific Basin and Far East              133,307     93,568     94,550
Canada/Mexico                            70,208     72,051     56,575
Eastern Mediterranean                    51,786      9,301     14,435
Europe                                   18,556      6,796      8,051
 Totals                              $2,683,980 $1,981,340 $1,829,307

The following table provides a geographic summary of Seaboard's long-lived assets according to their physical location and primary port for the vessels:

                                                      December 31,
(Thousands of dollars)                              2004       2003

United States                                   $  505,489 $  544,016
Dominican Republic                                  39,644     45,898
Argentina                                           38,760     37,174
All other                                           21,105     19,121
 Totals                                         $  604,998 $  646,209

At December 31, 2004 and 2003, Seaboard had approximately $156,685,000 and $107,828,000, respectively, of foreign receivables, excluding receivables due from foreign affiliates, which generally represent more of a collection risk than the domestic receivables. Management believes its allowance for doubtful receivables is adequate.

Board of Directors

H.H. Bresky                       Kevin M. Kennedy
Chairman of the Board,            Director
President and                     President and Chief Investment
Chief Executive Officer           Officer, Great Circle
                                  Management LLC
David A. Adamsen
Director                          Joseph E. Rodrigues
Vice President - Group General    Director
Manager,                          Retired Executive Vice
Northeast Region, Dean Foods      President and Treasurer
Company

Douglas W. Baena
Director
Chief Executive Officer,
CreditAmerica, Inc.

Officers

H.H. Bresky                       Barry E. Gum
Chairman of the Board,            Vice President, Finance
President and Chief
Executive Officer                 James L. Gutsch
                                  Vice President, Engineering
Steven J. Bresky
Senior Vice President,            Ralph L. Moss
International Operations          Vice President, Governmental
                                  Affairs
Robert L. Steer
Senior Vice President,            David S. Oswalt
Treasurer and Chief Financial     Vice President, Taxation and
Officer                           Business Development

David M. Becker                   John A. Virgo
Vice President, General           Vice President, Corporate
Counsel and Secretary             Controller and Chief Accounting
                                  Officer

Chief Executive Officers of Principal Seaboard Operations

Rodney K. Brenneman                Edward A. Gonzalez
Pork                               Marine

Steven J. Bresky
Commodity Trading and Milling

Stock Transfer Agent and           Availability of 10-K Report
Registrar of Stock                 Seaboard files its Annual
                                   Report on Form 10-K with the
UMB Bank, n.a.                     Securities and Exchange
Securities Transfer Division       Commission.  Copies of the
P.O. Box 410064                    Form 10-K for fiscal 2004 are
Kansas City, Missouri 64141-0064   available without charge by
(800) 884-4225                     writing Seaboard Corporation,
                                   9000 West 67th Street, Shawnee
Auditors                           Mission, Kansas 66202,
                                   Attention: Shareholder
KPMG LLP                           Relations or via the Internet
1000 Walnut, Suite 1000            at www.seaboardcorp.com.
Kansas City, Missouri 64106        Seaboard provides access to
                                   its most recent Form 10-K,
Stock Listing                      10-Q and 8-K reports on its
                                   Internet website, free of
Seaboard's common stock is         charge, as soon as reasonably
traded on the American Stock       practicable after those
Exchange under the symbol SEB.     reports are electronically
Seaboard had 215 shareholders      filed with the Securities and
of record of shares of its         Exchange Commission.
common stock as of December
31, 2004.