Form 10-K, Exhibit 13
period 2005-12-31
SEABOARD CORP /DE/
filed 2006-03-07
CIK 88121

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

 Table of Contents

  Letter to Stockholders                                         2
  Principal Locations                                            3
  Division Summaries                                             4
  Summary of Selected Financial Data                             6
  Quarterly Financial Data (unaudited)                           7
  Management's  Discussion & Analysis of  Financial  Condition
   and Results of Operations                                     8
  Managements' Responsibility for Financial Statements          25
  Managements'  Report  on  Internal  Control  over  Financial
   Reporting                                                    25
  Report  of Independent Registered Public Accounting Firm  on
  Internal Control over Financial Reporting                     26
  Report  of Independent Registered Public Accounting Firm  on
  Consolidated Financial Statements                             26
  Consolidated Statements of Earnings                           28
  Consolidated Balance Sheets                                   29
  Consolidated Statements of Cash Flows                         30
  Consolidated Statements of Changes in Equity                  31
  Notes to Consolidated Financial Statements                    32
  Stockholder Information                                       60

 This report, including information included or incorporated by reference in this report, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Seaboard Corporation and its subsidiaries (Seaboard). Forward-looking statements generally may be identified as statements that are not historical in nature; and statements preceded by, followed by or that include the words "believes," "expects," "may," "will," "should," "could," "anticipates," "estimates," "intends," or similar expressions. In more specific terms, forward-looking statements, include, without limitation: statements concerning projection of revenues, income or loss, capital expenditures, capital structure or other financial items, including the impact of mark-to-market accounting on operating income; statements regarding the plans and objectives of management for future operations; statements of future economic performance; statements regarding the intent, belief or current expectations of Seaboard and its management with respect to: (i) Seaboard's ability to obtain adequate financing and liquidity, (ii) the price of feed stocks and other materials used by Seaboard, (iii) the sale price or market conditions for pork, sugar and other products,
 (iv) the sales price or market conditions for other products and services, (v) statements concerning management's expectations of recorded tax effects under existing circumstances, (vi) the ability of trading and milling to successfully compete in the markets it serves and the "volume of business and working capital requirements associated with the competitive trading environment, (vii) the charter hire rates and fuel prices for vessels, (viii) the stability of the Dominican Republic's economy and demand for power, related spot market prices and collectibility of receivables in the Dominican Republic, (ix) the effect of the fluctuation in exchange rates for the Dominican Republic peso, (x) the potential effect of Seaboard's investment in a wine business on the consolidated financial statements, (xi) the potential impact of various environmental actions pending or threatened against Seaboard, (xii) statements concerning profitability or sales volume of any of Seaboard's segments, (xiii) the impact of the 2005 Daily's acquisition in enhancing Seaboard's ability to venture into other further processed pork products, (xiv) the timetable for the Triumph Foods pork processing plant to reach full double shift operating capacity, (xv) the ability of Seaboard to successfully market the increased volume of pork produced by Triumph Foods, or
 (xvi) other trends affecting Seaboard's financial condition or results of operations, and statements of the assumptions underlying or relating to any of the foregoing statements.

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

                    Letter to Stockholders

In the face of fluctuating commodity prices and global uncertainty, Seaboard delivered a second straight year of record profits in 2005. We have earned more in this two year period than the previous thirteen years combined. Since January 2004, stockholders' equity has nearly doubled and our stock price has risen over 400%. This excellent performance comes from across all of our major business divisions. This is a reflection of positive industry factors and strong management. I am proud not only of the aggregate performance but of how well we have fared relative to our peers in each of our industries.

I have often talked about the commodity nature of our businesses and of how our "portfolio of companies" can provide a hedge against a decline in any one of our businesses. Over the past two years, we have had the good fortune of having all of our major businesses performing at very high levels. This may be best illustrated in the case of our marine business, which posted record earnings despite very high charter rates for ships and rising fuel costs. I am particularly gratified to see Seaboard Marine do so well during the first year of leadership under the division's new president, Eddie Gonzalez. In addition to facing the usual challenges in the maritime business, Seaboard Marine had to deal with Hurricanes Katrina and Wilma, which impacted our operations in Miami and Houston as well as a number of our foreign outports.

In 2005, we changed the name of our pork group from Seaboard Farms to Seaboard Foods. This better reflects the nature of our existing operations and strategic plan to move forward on the value chain toward more varied products in the retail and foodservice sectors. An increasing number of products produced by Seaboard Foods are further processed. This includes, among other things, marinated, cooked and specially prepared higher value items for export. With the purchase of Daily's in July of 2005, Seaboard has become a major producer of a variety of bacon products with a greater presence in the food service and institutional markets. We intend to use the Daily's platform to substantially increase the amount of ham products we produce as well. To handle the expected growth in our value-added meat business, Seaboard Foods intends to begin construction of a further processing facility in 2006. As we move further into value-added and higher end products, it is more likely that you will be able to find our products in retail stores. I encourage you to try our products. I think you will be as impressed as I am with our quality, consistency and product presentation.

Despite political and economic challenges we are seeing worldwide, our grain processing and trading division has completed another very successful year. Milling revenues and operating income reached record levels this year and our plan is to continue in an expansionary mode as trade and grain processing opportunities arise. Although our operations are scattered in numerous locations, we are building a focused logistical base which we believe will secure our competitive position for many years to come.

With our excellent performance, we find ourselves in the favorable position of having a substantial amount of liquidity. This liquidity not only provides a safety net against volatile commodity markets, but also puts us in a good position to make strategic acquisitions in the future. We are constantly evaluating opportunities to grow our businesses, both organically and through acquisitions. In the U.S. and overseas, there is a substantial amount of cash and investment capital available in the market today to fund acquisitions. Increasingly we see hedge funds and private equity compete for strategic business opportunities. This has made some acquisition candidates unattractive as purchase multiples have risen to extremely high levels. We will be cautious in making acquisitions to ensure that we get good value.

The overall profitability of our company from year to year is going to be impacted by commodity markets. This includes the price of feed and food grains, protein meals, hogs and pork products, and the cost of fuel, trucking and ocean transportation. We know from experience that the confluence of events and prices that has led to such high profitability in the last two years is not sustainable over the long term. We have already started to see some softness in the meat sector, including pork, which, if it continues, may signal a retreat from the record profits we have experienced. Aside from this and the cyclical nature of our businesses, we remain very optimistic about our long term prospects.

I encourage all of our investors to visit our corporate website where you can get a better idea of what our company does and how we operate.

I would like to thank our customers, employees and shareholders for their loyalty and involvement with the Company. Your support is very much appreciated.



                                /s/H.H. Bresky
                                H.H. Bresky
                                Chairman of the Board, President
                                And Chief Executive Officer

                      Principal Locations

Corporate Office
                              Molinos Champion, S.A.*       Seaboard del Peru,
Seaboard Corporation             Molinos del Ecuador, C.A.*    S.A.
 Shawnee Mission,              Ecuador                       Peru
 Kansas
                              National Milling Company      Seaboard Freight &
Pork                             of Guyana, Inc.               Shipping Jamaica
                               Guyana                          Limited
Seaboard Foods LP                                            Jamaica
Pork Division Office
 Shawnee Mission,             National Milling
 Kansas                          Corporation Limited        Seaboard Honduras,
                               Zambia                        S. de R.L. de C.V.
Processing Plant                                             Honduras
 Guymon, Oklahoma             Seaboard West Africa
                                 Limited                    Seaboard Marine
Live Production                Sierra Leone                     Bahamas Ltd.
 Operation Offices                                           Bahamas
  Julesburg, Colorado          Marine
  Hugoton, Kansas                                           Seaboard Marine
  Leoti, Kansas               Seaboard Marine Ltd.             (Trinidad) Ltd.
  Liberal, Kansas                Marine Division Office      Trinidad
  Rolla, Kansas                Miami, Florida
  Guymon, Oklahoma                                          Seaboard Marine of
  Hennessey, Oklahoma         Port Operations                  Haiti, S.E.
  Optima, Oklahoma             Fernandina Beach, Florida     Haiti
                               Houston, Texas
                               Miami, Florida               SEADOM, S.A.
Processed Meats                New Orleans, Louisiana        Dominican Republic
 Salt Lake City, Utah          Philadelphia, Pennsylvania
 Missoula, Montana
                              Agencias Generales Conaven,   Seamaritima S.A. de
                                  C.A.                         C.V.
Commodity Trading & Milling    Venezuela                    Mexico

                              Agencia Maritima del Istmo,
Commodity Trading Operations      S.A.                      Sugar and Citrus
 Bermuda                       Costa Rica
 Ecuador                                                    Ingenio y Refineria
 South Africa                 Cayman Freight Shipping          San Martin del
                                 Services, Ltd.                Tabacal SRL
                               Cayman Islands               Argentina
Les Moulins d'Haiti
 S.E.M.*                      JacintoPort International LP
  Haiti                        Houston, Texas               Power

Lesotho Flour Mills           Representaciones Maritimas y  Transcontinental
 Limited                         Aereas, S.A.                  Capital Corp.
  Lesotho                      Guatemala                       (Bermuda) Ltd.
                                                             Domincan Republic
Life Flour Mill Ltd*          Sea Cargo, S.A.
Top Feeds Limited*             Panama
 Nigeria                                                    Other
                              Seaboard de Colombia, S.A.
Minoterie de Matadi,           Colombia                     Boyar Estates S.A.*
 S.A.R.L.*                                                   Bulgaria
  Democratic Republic         Seaboard de Nicaragua, S.A.
  of Congo                     Nicaragua                    Chestnut Hill Farms
                                                                Honduras, S. de
Minoterie de Matadi,                                            R.L. de C.V.
 S.A.R.L.*                                                   Honduras
  Republic of Congo
                                                            Mount Dora Farms
Mobeira, SARL                                                   Inc.
 Mozambique                                                  Miami, Florida

*Represents a non-controlled, non-consolidated affiliate

                         Division Summaries

Pork Division

Seaboard's  Pork  Division  is  one  of  the  largest  vertically integrated pork processors in the United States. Seaboard is able to control animal production and processing from research and development in nutrition and genetics, to the production of high quality meat products at our processing facility.

Seaboard's processing facility in Guymon, Oklahoma opened in 1995. The facility has a daily double shift capacity to process approximately 16,000 hogs and generally operates at capacity with additional weekend shifts depending on market conditions. Seaboard produces and sells fresh, frozen and further processed pork products to further processors, foodservice outlets, grocery stores and other retail outlets, and other distributors throughout the United States and to Japan and other foreign
markets.   Hogs  processed  at  the  plant  principally   include
Seaboard-raised hogs as well as hogs raised by third parties purchased under contract and in the open market.

Seaboard's hog production facilities consist of genetic and commercial breeding, farrowing, nursery and finishing buildings located in Oklahoma, Kansas, Texas and Colorado. These facilities have a capacity to produce over three and one-half million market hogs annually. Seaboard owns and operates six centrally located feed mills to provide formulated feed to these facilities and has additional feed mill capacity to support future growth.

Seaboard's Pork Division also owns two bacon processing plants located in Salt Lake City, Utah and Missoula, Montana. The processing plants produce premium sliced and pre-cooked bacon primarily for food service. This acquisition in 2005 continues Seaboard's expansion of its integrated pork model into value-added products and is expected to enhance Seaboard's ability to venture into other further processed pork products.

In early 2004, Seaboard entered into a marketing agreement with Triumph Foods LLC (Triumph) to market all of the pork products produced at Triumph's pork processing plant in St. Joseph, Missouri. Seaboard earns a commission for this service and is entitled to be reimbursed for certain expenses. The plant began operations in January 2006.

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

The  division  originates, transports and  markets  approximately
2.5 million tons annually of wheat, corn, soybean meal and other commodities. The focus remains on the efficient supply of quality products and services to the wheat and maize milling and animal feed industries. Seaboard integrates the service of delivering commodities to its customers primarily through the use of chartered bulk vessels and its eight owned bulk carriers.

Seaboard's Commodity Trading and Milling Division operates in fourteen countries, including three trading locations and eleven grain processing businesses. The grain processing businesses are operated through five consolidated and six non-consolidated affiliates in Africa, South America, and the Caribbean with flour, feed and maize milling businesses producing over one and one-half million metric tons of finished product per year.

Marine Division

Seaboard's Marine Division provides containerized shipping service between the United States, the Caribbean Basin, and Central and South America. Seaboard's primary operations, located in Miami, include a 135,000 square-foot warehouse for cargo consolidation and temporary storage in addition to a 70 acre terminal at the Port of Miami. At the Port of Houston, Seaboard operates a 62 acre cargo terminal facility that includes over 690,000 square feet of on-dock warehouse space for temporary storage of bagged grains, resins and other cargoes. Seaboard also makes scheduled vessel calls in Philadelphia, Pennsylvania, Fernandina Beach, Florida, and New Orleans, Louisiana.

Seaboard's fleet consists of eight owned and approximately 27 chartered vessels, thousands of dry, refrigerated and specialized containers and related equipment. Within its service lanes, Seaboard is one of the largest shippers in terms of cargo volume to and from the Port of Miami and provides direct service to over 25 countries. Seaboard also provides extended service from our domestic ports of call to and from multiple foreign destinations through connecting carrier agreements with major regional and global carriers.

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

Seaboard is involved in the production and refining of sugar, and the production and processing of citrus products in Argentina. These products are primarily marketed locally with some exports to the United States, other South American countries and Europe. Seaboard's mill, one of the largest in Argentina, currently has a processing capacity of approximately 200,000 metric tons of sugar per year. The mill is located in the Salta Province. Approximately 50,000 acres of this land is planted with sugar cane which supplies the majority of the raw product processed by the mill. Another approximately 3,000 acres is planted with orange trees.

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

Seaboard processes jalapeno peppers at its plant in Honduras. These products are shipped to the United States on Seaboard Marine vessels and distributed from Seaboard's port facilities. Seaboard also has an equity investment in a wine business that produces wine in Bulgaria for distribution primarily throughout Europe.

                           Summary of Selected Financial Data

                                        Years ended December 31,
(Thousands of dollars
except per share amounts) 2005        2004        2003        2002        2001

Net sales            $2,688,894  $2,683,980  $1,981,340  $1,829,307  $1,804,610

Operating income     $  320,045  $  251,254  $   68,786  $   47,125  $  114,352

Net earnings         $  266,662  $  168,096  $   31,842  $   13,507  $   51,989

Basic earnings per
 common share        $   212.20  $   133.94  $    25.37  $     9.38  $    34.95

Diluted earnings per
 common share        $   211.94  $   133.94  $    25.37  $     9.38  $    34.95

Total assets         $1,816,321  $1,436,694  $1,325,691  $1,281,141  $1,234,757

Long-term debt, less
 current maturities  $  201,063  $  262,544  $  321,555  $  318,746  $  255,819

Stockholders' equity $  977,870  $  692,682  $  520,565  $  486,731  $  528,420

Dividends per common
 share               $     3.00  $     3.00  $     3.00  $     2.50  $     1.00

In the fourth quarter of 2005, Seaboard made a one-time election to repatriate previously permanently invested foreign earnings resulting in a total tax expense of approximately $11,586,000, recognized a tax benefit of $21,428,000 for the finalization of certain tax years as a result of a settlement with the Internal Revenue Service and recognized a tax benefit of $4,977,000 as a result of an agreement with the Puerto Rican Treasury department that favorably resolved certain prior years' tax issues. The net effect of these events was an increase in net earnings of $14,819,000, or $11.78 per common share on a diluted earnings basis for the year. See Note 7 of the Consolidated Financial Statements for further discussion.

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

During 2002, Seaboard completed a series of transactions related to its Argentine sugar business, resulting in a one-time tax benefit of $14,303,000. Also during 2002, Seaboard effectively repurchased 232,414.85 shares of common stock from its parent company. See Note 12 to the Consolidated Financial Statements for further discussion. Seaboard's 2002 and 2001 financial position and results of operations were negatively impacted by the devaluation of the Argentine peso. See Note 12 to the Consolidated Financial Statements for further discussion.

Quarterly Financial Data (unaudited)

(UNAUDITED)
(Thousands of dollars           1st       2nd        3rd       4th    Total for
except per share amounts)     Quarter   Quarter    Quarter   Quarter   the Year

2005

Net sales                   $ 713,327 $ 736,962  $ 636,779 $ 601,826 $2,688,894

Operating income            $  97,080 $  82,148  $  65,383 $  75,434 $  320,045

Net earnings                $  68,677 $  62,584  $  52,590 $  82,811 $  266,662

Earnings per common share:

 Basic                      $   54.72 $   49.87  $   41.90 $   65.65 $   212.20

 Diluted                    $   54.72 $   49.87  $   41.69 $   65.65 $   211.94

 Dividends per common share $    0.75 $    0.75  $    0.75 $    0.75 $     3.00

 Market price range per common share:

                  High      $1,147.20 $1,695.00  $1,784.00 $1,809.00

                  Low       $  978.00 $  855.00  $1,177.00 $1,290.00

2004

Net sales                   $ 615,675 $ 712,307  $ 667,462 $ 688,536 $2,683,980

Operating income            $  42,762 $  55,527  $  71,368 $  81,597 $  251,254

Net earnings                $  27,377 $  34,256  $  46,548 $  59,915 $  168,096

Earnings per common share:

 Basic                      $   21.81 $   27.29  $   37.09 $   47.74 $   133.94

 Diluted                    $   21.81 $   27.29  $   37.09 $   47.74 $   133.94

Dividends per common share  $    0.75 $    0.75  $    0.75 $    0.75 $     3.00

Market price range per common share:

                  High      $  352.00 $  498.00  $  669.99 $1,038.00

                  Low       $  280.00 $  317.00  $  482.65 $  545.00

In the fourth quarter of 2005, Seaboard made a one-time election to repatriate previously permanently invested foreign earnings resulting in a total tax expense of approximately $11,586,000, recognized a tax benefit of $21,428,000 for the finalization of certain tax years as a result of a settlement with the Internal Revenue Service and recognized a tax benefit of $4,977,000 as a result of an agreement with the Puerto Rican Treasury department that favorably resolved certain prior years' tax issues. The net effect of these fourth quarter events was an increase in net earnings of $14,819,000, or $11.75 per common share on a diluted basis for the quarter. See Note 7 of the Consolidated Financial Statements for further discussion.

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

               Management's Discussion & Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

OVERVIEW

Seaboard is a diverse agribusiness and transportation company with global operations in several industries. Most of the sales and costs of Seaboard's segments are significantly influenced by worldwide fluctuations in commodity prices or changes in foreign political and economic conditions. Accordingly, sales, operating income and cash flows can fluctuate significantly from year to year. As each segment operates in unrelated industries and different geographical locations, management evaluates their operations separately. Seaboard determined its segments based on information provided to the chief operating decision maker which is used to determine allocation of resources and assess performance.

Pork Segment

Management views the Pork segment as Seaboard's most significant operation. It is primarily a domestic business with some export sales to Japan and other foreign markets. All sales of pork products are generated from a single hog processing plant in Guymon, Oklahoma, which operates at double shift capacity and two bacon plants located in Salt Lake City, Utah and Missoula, Montana acquired in 2005. In 2005, Seaboard raised over 70% of the hogs processed at the Guymon plant with the remaining hog requirements purchased primarily under contracts from independent producers.

This segment is also the most capital intensive segment with approximately 40% of consolidated assets, including approximately 70% of Seaboard's fixed assets and material dollar amounts for live hog inventories. Management believes the Pork segment possesses the ability to generate more operating income and cash flow in any one year than any of Seaboard's other businesses, as was demonstrated by the 2005 and 2004 operating results.

In July 2005, Seaboard completed the acquisition of Daily's, a bacon processor located in the western United States. The acquisition included Daily's two bacon processing plants located in Salt Lake City, Utah and Missoula, Montana. Daily's produces premium sliced and pre-cooked bacon primarily for food service. This acquisition continues Seaboard's expansion of its integrated pork model into value-added products and is expected to enhance Seaboard's ability to venture into other further processed pork products.

Of Seaboard's businesses, management believes the Pork segment also has the greatest exposure to commodity price fluctuations. As a result, this segment's operating income and cash flows can materially fluctuate from year to year, significantly affecting Seaboard's consolidated operating income and cash flows. Sales prices are directly affected by both domestic and worldwide supply and demand for pork products and other proteins. Feed costs are the most significant single component of the cost of raising hogs and can be materially affected by commodity prices for corn and soybean meal. In addition, costs can be materially affected by market prices for hogs purchased from third parties for processing at the plant.

Seaboard  is  currently  evaluating  several  further  processing opportunities related to its pork operations. Management currently has no immediate plans for significant expansion of its live production facilities to support the Guymon plant. As the Guymon plant operates at capacity, to improve operating income Seaboard is constantly working towards improving the efficiencies of the Pork operations as well as considering ways to increase margins by expanding product offerings.

In early 2004, Seaboard entered into a marketing agreement with Triumph Foods LLC (Triumph) to market all of the pork products produced at Triumph's pork processing plant in St. Joseph,
Missouri.   Seaboard earns a commission for this service  and  is
entitled to be reimbursed for certain expenses. The plant began operations in January 2006. This plant has similar capacity to Seaboard's Guymon plant with the business based upon the same
integrated  model  as  Seaboard's.   The  Triumph  plant  is  not
expected to reach full double shift operating capacity until 2007.

Commodity Trading and Milling Segment

The Commodity Trading and Milling segment is Seaboard's second largest segment with approximately 15% of consolidated assets, which consist primarily of working capital assets. This segment principally operates overseas with locations in Africa, Bermuda, South America and the Caribbean. These foreign operations can be significantly impacted by local crop production, political instability, economic conditions and currency fluctuations. This segment's sales are also significantly affected by fluctuating prices for various commodities, such as wheat, corn and soybean meal. Although this segment owns eight ships, most of the third party trading business is transacted with chartered ships. Charter hire rates, influenced by available charter capacity for worldwide trade in bulk cargoes, and related fuel costs can also impact business volumes and margins. The milling businesses, both consolidated and non-consolidated affiliates, operate in many foreign and, in most cases, lesser developed countries. Subsidized wheat and flour exports can create fluctuating market conditions that can have a significant impact on both the trading and milling businesses' sales and operating income.

The majority of the Commodity Trading and Milling segment's sales pertain to the commodity trading business. As the commodity trading portion of the business originates grain sales from and sells to many international locations, timing of completion of voyages, and the availability of and rates for bulk cargo shipping can significantly affect sales volumes, operating income, working capital and related cash flows from quarter-to-quarter. Seaboard continues to look for opportunities for additional markets to expand the milling operations.

Effective May 9, 2005 Seaboard's Commodity Trading and Milling segment agreed to sell some components of its third party commodity trading operations. This transaction closed on May 27, 2005. As a result of the sale, Seaboard intends to focus on the supply of raw materials to its core milling operations and the transaction of third party commodity trades in support of these operations. In addition, Seaboard intends to continue competing in many of the markets and routes associated with the sale transaction.

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

Seaboard's marine business operates in many foreign countries, and can experience significant fluctuations as a result of local economic or political instability. In prior years, Seaboard has experienced the effects of the economic and political instability in Venezuela which also affected other related South American markets. This had a significant negative impact on operating income while reducing related cash flows. During this time, Seaboard replaced the lost Venezuelan volumes with new routes, and expanded volumes on existing routes, although margins decreased. During 2004, Seaboard was able to increase  cargo  rates in most markets, and  commercial  activity improved in Venezuela. During 2005, Seaboard was able to continue increasing its cargo rates in most markets. These rate increases helped offset higher charter hire rates and fuel costs. Assuming this segment continues to expand its volumes, needs for cargo carrying and handling equipment will increase over the next couple of years. Seaboard continues to look for ways to increase volumes on existing routes while looking to provide additional new services for the region.

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

Power Segment

Seaboard's Power segment operates as an unregulated independent power producer in the Dominican Republic (DR) generating power from diesel engines mounted on two barges. Historically, these engines have been fully dispatched as a result of the relative efficiency of the operations, and until the end of 2003, the engines operated at capacity. This segment's financing needs have been minimal. Until the past few years, this segment had produced some of Seaboard's best return on investment although operating cash flows have fluctuated from inconsistent customer collections. Seaboard has contracts to sell approximately 40% of its power to certain government-approved commercial large users under long-term contracts and, at year-end, entered into short-term contracts for most of the remaining production. Energy produced in excess of contracted amounts is sold on the spot market to three wholly or partially-government-owned distribution companies or other generators who lack sufficient power production to service their customers. Fuel is the largest cost component but increases in fuel prices have generally been passed through to customers.

During 2003, the exchange rate for the Dominican peso devalued significantly before stabilizing somewhat during 2004 and 2005. In addition, since the last half of 2003, the power industry in the DR has suffered from a cash flow imbalance that began when the government did not allow retail electricity rates charged by the distribution companies to increase sufficiently in a timely manner to cover the significant peso devaluation and increases in U.S. dollar-denominated fuel costs.

As a result of a more stable payment performance from all customers, during the last half of 2005 management decided to produce at near capacity, while during 2004 Seaboard curtailed its level of power production from time to time due to lack of payments from spot sales. Seaboard continues to pursue additional commercial contract customers, which would reduce dependency on the government for liquidity. In addition, Seaboard is pursuing additional investment opportunities in the power industry.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Sources and Uses of Cash

Cash and short-term investments as of December 31, 2005 increased $278.6 million from December 31, 2004 reflecting cash generated from operations, short-term borrowings of $90.0 million which occurred at year-end primarily to help fund a one-time qualifying foreign intercompany dividend (see Note 7 to the Consolidated
Financial Statements for further discussion) and proceeds of $26.5 million from the sale of a portion of the commodity trading operations as discussed below. While cash from operating activities totaled $331.1 million, $64.2 million was used for capital expenditures, $60.6 million was used for scheduled maturities of long-term debt, and $48.0 million was used for the acquisition of Daily's as discussed below.

Cash from operating activities for 2005 increased $137.0 million compared to 2004, primarily reflecting increased earnings of the Pork and Marine segments. In addition, ongoing working capital requirements have decreased for the Commodity Trading and Milling segment with the sale of some components of the commodity trading operations, as discussed below, and as a result of improved collections of receivables for the Power segment.

Cash and short-term investments as of December 31, 2004 increased $38.5 million over December 31, 2003, reflecting cash generated from operations. While cash from operating activities totaled $194.1 million, $54.2 million was used for scheduled maturities of long-term debt, $73.8 million was used to repay notes payable to banks, and $33.6 million was used for capital expenditures.

Cash from operating activities for 2004 increased $102.4 million compared to 2003, primarily reflecting increased earnings, partially offset by the increased working capital needs primarily from the increase in business, especially in the Commodity Trading and Milling segment, and an additional special funding of $14.3 million to Seaboard's qualified defined benefit pension plan (see Note 10 to the Consolidated Financial Statements). For the Commodity

Trading and Milling segment, the overall increase in trading activity and commodity costs caused increases in accounts receivable and inventories. Working capital needs also increased for the Power segment as a result of continuing slow collections of accounts receivable. Overall, the Pork segment and, to a lesser degree, the Marine segment generated cash from operating activities.

Acquisitions, Capital Expenditures and Other Investing Activities

During 2005 Seaboard invested $64.2 million in property, plant and equipment, of which $8.1 million was expended in the Pork segment, $13.8 million in the Commodity Trading and Milling segment, $30.0 million in the Marine segment, $11.2 million in the Sugar and Citrus segment and $1.1 million in the remaining businesses. For the Commodity Trading and Milling segment, $10.3 million was spent to purchase a used bulk vessel and make necessary improvements. For the Marine segment, $8.8 million was spent to purchase two previously chartered containerized cargo vessels and a crane, with the remaining expenditures primarily used to purchase cargo carrying equipment. In the Sugar and Citrus segment, the capital expenditures were primarily used for mill expansion, plantation development and harvesting equipment. All other capital expenditures were of a normal recurring nature and primarily included replacements of machinery and equipment, and general facility modernizations and upgrades.

The Pork segment is currently planning to expand its processed meats capabilities by constructing a separate further processing plant, primarily for bacon and sausage processing, at an approximate cost of $40.0 million. Construction of this facility is expected to begin during 2006 and to be completed in 2007 with approximately $29.3 million to be spent in 2006. In addition, the Pork segment is pursuing the construction of a processing plant to utilize by-products from its Guymon processing plant to produce biodiesel which will be marketed to third parties. This plant will be completed in 2007 and its estimated to cost $18.5 million with approximately $11.1 million to be spent in 2006. Triumph Foods has the option to participate in up to fifty percent of this project and is in the process of reviewing its participation.

The total 2006 capital expenditures budget is $116.7 million. In addition to the projects detailed above, the Pork segment plans to spend $23.7 million for improvement to existing hog facilities, expansion of the further processing capacity acquired from Daily's, upgrades to the Guymon processing plant and additional facility upgrades and related equipment. The Commodity Trading and Milling segment plans to spend $6.0 million primarily for milling facility upgrades and related equipment. The Marine segment has budgeted $34.5 million for additional cargo carrying and handling equipment, expansion of port facilities and to purchase containerized cargo vessels currently chartered. The Sugar and Citrus segment plans to spend $9.5 million for improvements to the plantation and harvesting equipment. The balance of $2.6 million is planned to be spent in all other businesses. Management anticipates paying for these capital expenditures from internally generated cash and the use of available short-term investments. As of December 31, 2005 Seaboard was committed to spend $1.6 million to purchase equipment and make facility improvements.

As discussed in Note 2 to the Consolidated Financial Statements, at the beginning of the third quarter of 2005, Seaboard completed the acquisition of a bacon processing company (Daily's) in exchange for $44.5 million in cash, plus working capital adjustments of approximately $3.1 million, a 4.74% equity interest in Seaboard Foods LP (formerly Seaboard Farms, Inc.) valued at $44.5 million, a put right associated with the 4.74% interest in Seaboard Foods LP valued at $6.7 million and $0.4 million of acquisition costs incurred. The cash payment was funded with proceeds from the sale of short-term investments.

As discussed in Note 2 to the Consolidated Financial Statements, effective May 9, 2005 Seaboard's Commodity Trading and Milling segment sold some components of its third party commodity trading operations for $26.5 million. Transactions in process at the date of sale were completed by and were the responsibility of Seaboard after the date of sale. Although Seaboard intends to continue competing in many of the markets of the sold operations, the volume of business will be less and thus the overall working capital requirements will be less in the future periods than periods prior to the sale.

During the fourth quarter of 2004, Seaboard placed $0.7 million in escrow for a potential investment in an electricity generating company in the Dominican Republic. Initially, Seaboard's investment commitment was for a total of $3.4 million, or a 12.9% investment in this company, but during the second quarter of 2005, Seaboard increased its commitment to approximately $5.5 million for a total investment of less than 20% in this company. Seaboard has contracted to pay the remaining portion of the investment as soon as the local government, regulatory and banking approvals are received. However, because of delay in obtaining the requisite consents, both the seller and the purchaser presently have the right to cancel the transaction, although neither has yet exercised this right. It is unknown when, or if, the requisite consents will ever be obtained in order to complete the transaction.

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

Financing Activities, Debt and Related Covenants

As a result of the one-time qualifying foreign intercompany dividend paid, as discussed in Note 7 to the Consolidated Financial Statements, during December 2005 Seaboard entered into a new two-year committed credit facility totaling $50.0 million and a new $50.0 million uncommitted credit line for a foreign subsidiary in the Commodity Trading and Milling segment. In addition, Seaboard entered into a new $25.0 million uncommitted credit facility to finance the working capital needs of a foreign subsidiary in the Commodity Trading and Milling segment. Also, during the fourth quarter of 2005, Seaboard reduced its five year committed credit facility from $200.0 million to $100.0 million because of the current levels of cash and short-term investments held by Seaboard. During the second quarter of 2005, Seaboard allowed a $20.0 million committed line of credit to expire and also cancelled its $95.0 million subsidiary credit facility. See Note 8 to the Consolidated Financial Statements for a summary of the material terms of Seaboard's credit facilities, including financial ratios and covenants.

Management  believes  there  are  currently  no  covenants   that
materially restrict Seaboard's ability to undertake additional debt financings. As of December 31, 2005, Seaboard is in compliance with all restrictive covenants relating to these arrangements.

In the fourth quarter of 2005, Seaboard issued 6,313.34 shares to its  parent  company, Seaboard Flour LLC, as a result  of  a  tax
benefit  of  $8.3  million.   See Note  12  to  the  Consolidated
Financial Statements for further discussion.

In January 2006, Seaboard paid $2.1 million to purchase the equity of a VIE which was consolidated by Seaboard at December 31, 2005. This VIE owned certain facilities used in the Pork segment's vertically integrated hog production. Non-controlling interest related to this VIE on the consolidated balance sheet as of December 31, 2005 was $1.1 million.

During 2004, the 10% minority interest owner of one of the  power barges  located in the Dominican Republic exercised a put  option
for  the  equity  interest.   See  Note  2  to  the  Consolidated
Financial Statements for further discussion.

In conjunction with the 2003 purchase of hog production facilities previously leased, Seaboard assumed bank debt of $24.4 million. In addition, Seaboard assumed $29.9 million of bank debt from one VIE. As of December 31, 2003, the consolidation of VIEs in accordance with FIN 46, including the assumed debt, increased long-term debt by $31.5 million.

The following table represents a summary of Seaboard's available borrowing capacity as of December 31, 2005. Borrowings outstanding under committed and uncommitted lines as of
December  31,  2005  totaled  $50.0 million  and  $42.9  million, respectively. The $50.0 million borrowing under the two-year committed line is classified in current liabilities at December 31, 2005 as Seaboard has the ability and intent to repay such borrowings during the next year. Letters of credit of $56.5 million reduced Seaboard's borrowing capacity under its committed credit lines primarily representing $42.7 million for Seaboard's outstanding Industrial Development Revenue Bonds and $13.2 million related to insurance coverages.

                                                       Total amount
(Thousands of dollars)                                  available

Long-term credit facilities - committed                   $150,000
Short-term uncommitted demand notes                         79,926

Total borrowing capacity                                   229,926

Amounts drawn against lines                                 92,938
Letters of credit reducing borrowing availability           56,521

Available borrowing capacity at December 31, 2005         $ 80,467

Scheduled long-term debt maturities range from $12.0 million to $63.3 million per year, or a total of $136.7 million, over the next three years. Management believes Seaboard's current combination of internally generated cash, liquidity, capital resources and short-term borrowing capabilities will be adequate for its existing operations and any currently known potential plans for expansion of existing operations or business segments. Management does, however, periodically review various alternatives for future financings to provide additional liquidity for future operating plans. Management intends to continue seeking opportunities for expansion in the industries in which Seaboard operates and, based on current liquidity and available borrowing capacity, has no plans to pursue other financing alternatives.

Contractual Obligations and Off-Balance-Sheet Arrangements

A summary of Seaboard's contractual cash obligations as of December 31, 2005 is as follows:

                                               Payments due by period

                                            Less than   1-3      3-5  More than
(Thousands of dollars)               Total   1 year    years    years   5 years

Vessel  time-charter commitments   $ 98,677 $ 65,080 $ 33,597 $      - $      -

Contract grower finishing
    Agreements                      132,222   11,996   23,832   23,722   72,672

Other  operating lease payments      32,822    8,996   13,364    4,266    6,196

Total  lease obligations            263,721   86,072   70,793   27,988   78,868

Long-term debt                      262,478   61,415   75,245   49,287   76,531

Short-term notes payable             92,938   92,938        -        -        -

Other  purchase commitments         312,734  237,582   75,152        -        -

Total contractual cash obligations
  and commitments                  $931,871 $478,007 $221,190 $ 77,275 $155,399

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

Seaboard has also issued $2.7 million of guarantees to support certain activities of non-consolidated affiliates or third parties who provide services for Seaboard. See Note 11 to the Consolidated Financial Statements for a detailed discussion.

RESULTS OF OPERATIONS

Net sales for the year ended December 31, 2005 increased to $2,688.9 million from $2,684.0 million in 2004 and $1,981.3 million for 2003. The increase in net sales in 2005 was primarily the result of improved average rates and volumes for marine cargo services, the acquisition of Daily's and, to a lesser degree, improved international markets for the Pork segment. Partially offsetting the increase was the sale of some components of Seaboard's third party commodity trading operations. The increase in net sales in 2004 was primarily the result of increased commodity trading volumes and commodity prices, higher market prices for pork products and improved average rates for marine cargo service with increased volumes.

Operating income increased to $320.0 million in 2005, up from $251.3 million in 2004 and $68.8 million in 2003. The 2005 improvement compared to 2004 primarily reflects the improved rates and volumes in the Marine segment, lower feed costs and improved international markets in the Pork segment and, to a lesser extent, the acquisition of Daily's. Also impacting the increase in operating income is the effect of the mark-to-market of commodity futures and options in the Commodity Trading and Milling segment increasing operating income $9.3 million in 2005 compared to 2004. The 2004 improvement compared to 2003 primarily reflects the higher market prices for pork products along with the improved average rates and, to a lesser extent, increased volumes for marine cargo services. Increased trading volumes also contributed to the 2004 increase.

Seaboard's operations primarily involve commodity based industries, which typically have cyclical upswings and downswings. For the past several quarters, Seaboard has experienced the positive effects from favorable pricing conditions in the Pork and Marine segments, while other segments have not experienced material negative conditions. If there is a cyclical downswing in the Pork or Marine industries or other industries in which Seaboard operates, Seaboard's results from operations will be adversely affected.

Operating income for each segment presented below for 2004 and 2003 has been adjusted to reflect changes in the allocation of administrative services by the corporate office as discussed in
Note 13 to the Consolidated Financial Statements.

Pork Segment
(Dollars in millions)                  2005      2004       2003

Net sales                            $1,023.9   $ 961.6    $ 735.7
Operating income                     $  182.7   $ 147.4    $  26.4

Net sales for the Pork segment increased $62.3 million for the year ended December 31, 2005 compared to 2004, primarily as a result of the acquisition of Daily's, a processor of premium sliced and pre-cooked bacon as discussed in Note 2 to the Consolidated Financial Statements, and to a lesser degree, the result of strong demand in the international markets which provided opportunities to shift volumes and product mix to higher sales price opportunities in international markets. The increases were partially offset by lower prices for pork products in the domestic markets.

Operating income increased $35.3 million for the year ended December 31, 2005 compared with 2004 primarily as a result of lower feed costs and, to a lesser extent, the acquisition of Daily's, lower costs for third party hogs used for processing, and a higher percentage of Seaboard-raised hogs processed which cost less than third party hogs. In addition, the prior year included an $8.1 million LIFO benefit whereas for 2005 LIFO was virtually unchanged.

Management is unable to predict future market prices for pork products or the effect on market prices from marketing the increased volumes of pork products produced by Triumph Foods, the cost of feed costs and third party hogs, or how long the relatively strong overall market conditions will be sustained. During 2005 and the last half of 2004, market prices for pork products were unusually high compared to historic norms. History has demonstrated that high market prices are not sustained over long periods of time but rather rise and fall based on prevailing market conditions. Overall, management expects this segment to remain profitable during 2006 although lower than 2005.

Net sales for the Pork segment increased $225.9 million in 2004 compared to 2003 primarily as a result of higher domestic and international market prices for pork products and, to a lesser extent, higher sales volumes. The demand for pork products remained strong for both domestic and international markets throughout 2004 as a result of higher prices for competing proteins, favorable export conditions and a weakened U.S. dollar. Sales volumes increased as Seaboard operated additional weekend processing shifts during 2004 to take advantage of the favorable market conditions.

Operating income for the Pork segment increased $121.0 million in 2004 compared with 2003 primarily reflecting higher sales prices and volumes discussed above, partially offset by higher costs for third party hogs used for processing. Also contributing to the improved profitability percentage was an increase in processing of both the number and percentage of Seaboard-raised hogs, which cost less than third party hogs in 2004. For 2004, operating income also includes an $8.1 million LIFO benefit, reflecting increases in the number of Seaboard-raised hogs over the prior year, compared with a $3.8 million LIFO benefit in 2003. During 2004, Seaboard expensed $1.4 million for abandoned land development costs for certain potential hog production sites and a potential second plant site that Seaboard has decided not to pursue at this time.

Commodity Trading and Milling Segment
(Dollars in millions)                  2005       2004      2003

Net sales                             $ 835.7   $1,066.5   $ 667.9
Operating income                      $  34.4   $   29.3   $  18.0
Income (loss) from foreign affiliates $   8.1   $    5.8   $  (0.4)

As discussed in Note 2 to the Consolidated Financial Statements, effective May 9, 2005, Seaboard sold some components of its third party commodity trading operations. Seaboard intends to continue competing in many of the markets and routes associated with the sale transaction. Since Seaboard has conducted its commodity trading business with third parties, consolidated subsidiaries, and foreign affiliates on an interrelated basis and intends to continue trading to third parties in certain markets, operating income from the business sold cannot be clearly distinguished from the remaining operations of Seaboard's Commodity Trading and Milling segment without making numerous subjective assumptions primarily with respect to mark-to-market accounting. For the first half of 2005, this transaction did not have a material effect on net sales, net earnings or earnings per common share as transactions in process at the date of the sale were completed by and the responsibility of Seaboard after the date of the sale. Seaboard's revenues from the portion of the operations sold for the first two quarters of 2005 totaled approximately $317.3 million, compared to $312.0 million for the first two quarters of 2004. Net sales for the last two quarters of 2005 for the third party commodity trading operations decreased $268.4 million, compared to the last two quarters of 2004, primarily as a result of the transaction.

Net sales for the Commodity Trading and Milling segment decreased $230.8 million for the year ended December 31, 2005 compared to 2004. This decrease primarily reflects the sale of some components of Seaboard's third party commodity trading operations as discussed above partially offset by an increase in sales for certain consolidated milling operations from improved local operating conditions. As worldwide commodity price fluctuations cannot be predicted and as the impact of the sale transaction discussed above is not determinable, management is unable to predict future sales.

Operating income for this segment increased $5.1 million for 2005 compared to 2004. This increase primarily reflects the positive fluctuation of $9.3 million in 2005 compared to 2004 of marking to market derivative contracts, as discussed below, and $2.2 million of gains on derivative instruments sold in the sale transaction as discussed above. The increase was also the result of improved operations for certain consolidated milling locations. The increase was partially offset by the lower sales volume as a result of the sale discussed above and higher bad debt expenses in 2005 compared to 2004. In addition, in prior years Seaboard had entered into some long-term charter contracts allowing it to take advantage of higher freight market rates during 2004 which did not occur in 2005, increasing its overall profitability percentage during 2004. Due to the uncertain political and economic conditions in the countries in which Seaboard operates, management is unable to predict future operating results, but anticipates positive operating income for 2006.

While management believes its commodity futures and options and foreign exchange contracts are economic hedges of its firm purchase and sales contracts, Seaboard does not perform the extensive record-keeping required to account for commodity transactions as hedges for accounting purposes. Accordingly, while the changes in value of the derivative instruments were marked to market, the changes in value of the firm purchase or sales contracts were not. As products are delivered to customers, these mark-to-market adjustments will be primarily offset by actual contract margins. Operating income for the year ended December 31, 2005 includes commodity derivative gains of $3.0 million compared to losses of $5.4 million for 2004 for these mark-to-market adjustments. In addition, operating income for 2005 includes foreign exchange contract gains of $0.9 million. During 2004, the foreign exchange contracts were accounted for as hedges. See Note 9 to the Consolidated Financial Statements for further discussion on accounting for commodity derivatives. Seaboard's market risk exposure related to its derivative instruments has been reduced with the sale of the third party commodity trading business as discussed above.

Income from foreign affiliates for the year ended December 31, 2005 improved $2.3 million from 2004. This improvement primarily reflects improved local operating conditions. Based on the uncertainty of local political and economic situations in the countries in which the flour and feed mills operate, management cannot predict future results.

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

Operating income for this segment increased $11.3 million for 2004 compared to 2003 primarily reflecting the increased sales volumes in the trading business discussed above. However, the impact of mark-to-market accounting for commodity futures and options contracts partially offset the improvement. While management believes its commodity futures and options are economic hedges of its firm purchase and sales contracts, Seaboard does not perform the extensive record-keeping required to account for commodity transactions as hedges for accounting purposes. As a result, operating income for the year ended December 31, 2004 includes losses of $5.4 million compared to gains of $2.6 million for 2003 for these mark-to-market adjustments. As products are delivered to customers, these mark-to-market adjustments are primarily offset by actual contract margins, assuming no further commodity price fluctuation. See
Note 9 to the Consolidated Financial Statements for further discussion on accounting for commodity derivatives. In addition, Seaboard had entered into some long-term charter contracts in 2003, allowing it to take advantage of higher freight market rates during 2004, increasing its overall profitability percentage.

Income from foreign affiliates for the year ended December 31, 2004 improved $6.2 million from 2003. This improvement primarily reflects improved operating results from most milling operations generally as a result of improved local market conditions.

Marine Segment
(Dollars in millions)                  2005      2004      2003

Net sales                             $638.3    $498.5    $409.0
Operating income                      $ 90.9    $ 63.9    $  8.5

Net sales for the Marine segment increased $139.8 million for the year ended December 31, 2005, compared to 2004 as a result of higher average cargo rates and higher cargo volumes in most markets reflecting the continuation of improved market conditions since the second half of 2004.

Operating income for the Marine segment increased by $27.0 million over 2004, primarily reflecting the increased rates and volumes discussed above, partially offset by higher charter hire expenses, fuel costs and, to a lesser extent, inland transportation costs. Although management cannot predict changes in future cargo rates, fuel related costs, charter hire expenses or to what extent changes in economic conditions will impact cargo volumes, it does expect this segment to remain profitable in 2006 although lower than 2005.

Net sales for the Marine segment increased $89.5 million for the year ended December 31, 2004, compared to 2003 as a result of higher average cargo rates, especially in the last half of 2004, and higher cargo volumes. Average cargo rates for 2004 increased over 2003 reflecting improved market conditions and better cargo mixes in certain markets. Higher cargo volumes were experienced in most markets as a result of improved economic activities within the countries served by this segment. This was also true for the Venezuelan market, which had experienced significant decreases during the past two years. Operating income for the Marine segment increased by $55.4 million over 2003, primarily reflecting the higher average cargo rates and volumes discussed above.

Sugar and Citrus Segment
(Dollars in millions)                    2005      2004      2003

Net sales                               $89.0     $72.9     $70.7
Operating income                        $11.9     $12.2     $18.7
Earnings (loss) from foreign affiliates $ 0.1     $ 0.7     $(0.3)

Net sales for the Sugar and Citrus segment increased $16.1 million for the year ended December 31, 2005 compared to 2004.
The increase was due to higher export sales volumes of sugar primarily from increased purchases of sugar from third parties for resale and, to a lesser extent, higher juice sales and increased sugar production. Although not able to predict future sugar prices, management currently does not expect Argentine sugar prices to increase during 2006 as governmental authorities are attempting to control inflation by limiting the price of basic commodities, including sugar. However, Seaboard expects to maintain its historical sales volume to Argentinean customers.

Operating income decreased $0.3 million during 2005 compared to 2004 primarily as a result of operating losses from lower margins for the citrus operation. Partially offsetting the decrease was the higher juice sales and higher sugar sales discussed above, although increased sugar production costs and higher costs of sugar purchases lowered gross margin on a percentage basis. Management expects positive operating income for 2006.

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

Power Segment
(Dollars in millions)                  2005      2004      2003

Net sales                              $77.7     $56.4     $69.6
Operating income                       $ 9.6     $ 4.4     $ 7.0

Net sales for the Power segment increased $21.3 million for the year ended December 31, 2005 compared to 2004 primarily reflecting higher rates and, to a lesser extent, increased kilowatt hour production. Rates have increased during 2005 primarily as a result of higher fuel costs, a component of pricing. While Seaboard has entered into short-term and long-term sales contracts for most of its production capacity, at times during 2004 and the first half of 2005 management curtailed production to avoid selling power in the spot market, a market at times which has created unfavorable collection concerns with certain customers. During the third quarter of 2005, management began selling additional amounts in the spot market based on more favorable spot market conditions. Management will continue to monitor the situation and will impose further curtailments to avoid sales to the spot market if market conditions do not remain favorable.

Operating income increased $5.2 million during 2005 compared to 2004 primarily due to lower commissions and bad debt expenses in 2005, partially offset by higher fuel costs in excess of increased rates. Management expects the economic situation in the Dominican Republic to remain relatively stable in the near term; however, higher fuel prices could pose a significant payment risk for the electric sector. Assuming fuel prices are stable or revert to more historical price levels and the spot market remains fairly stable, management expects to remain profitable for 2006.

Based on prior year liquidity problems within the Dominican Republic (DR) power sector where Seaboard's Power segment operates, certain amounts of prior years' receivables have not been fully collected from government-owned distribution companies and other companies that must collect from the government to make payments on their accounts. As of December 31, 2005, Seaboard's net receivable exposure from customers with significant past due balances totaled $13,620,000, including $8,866,000 classified in other long-term assets on the Consolidated Balance Sheet. The DR Government is working with businesses in the power sector to create a plan for companies to recover past due amounts although it is uncertain if Seaboard will be able to fully collect all such amounts.

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

Operating income decreased $2.6 million during 2004 compared to 2003 primarily due to the lower production discussed above. In addition to lower production, commission expenses increased by $1.3 million in 2004. As discussed in Note 2 to the Consolidated Financial Statements, during 2004 Seaboard made a commission payment of $2.0 million to terminate a business relationship. These decreases were partially offset by reduced bad debt expense. During 2003, Seaboard recorded $4.5 million of bad debt expense as a result of the liquidity problems discussed above.

All Other Segments
(Dollars in millions)                   2005       2004      2003

Net sales                              $ 24.4     $ 28.0    $ 28.5
Operating income                       $  2.6     $  3.2    $  2.1
Loss from foreign affiliates           $ (7.9)    $ (8.5)   $(20.6)

Net sales and operating income decreased primarily as a result of discontinuing a portion of Seaboard's transportation business during the second half of 2005 and combining the remaining related party portion of the business with the Pork segment. For 2006, management expects operating income for All Other Segments to remain positive. Operating income for all other businesses increased for the year ended December 31, 2004 compared to 2003 which primarily reflects improved operations for the pepper processing business.

The loss from foreign affiliate reflects Seaboard's share of losses from its equity method investment in a Bulgarian wine business (the Business). In 2005 Seaboard recorded 100% of the losses from the Business compared to 37% for the first three quarters of 2004 and 73% for the last quarter of 2004. The loss in 2004 for the Business includes a provision for inventory write-downs of which Seaboard recorded its share, $0.8 million, during the second quarter of 2004. Management expects additional losses from the operations of the Business during 2006. See Note 13 to the Consolidate Financial Statements for further discussion of the Business and Seaboard's intention to sell the Business.

The loss from foreign affiliates in 2004 improved from 2003 primarily because Seaboard sold its equity method investment in Fjord Seafood ASA (Fjord) during the fourth quarter of 2003 as discussed below, leaving only results from its investment in the Business referred to above in 2004. As a result of sustained losses, during 2004 Seaboard's common stock investment in the Business was reduced to zero, and Seaboard began applying losses against its remaining investments, consisting of preferred stock and debt, based on the change in Seaboard's claim on the Business' book value. Accordingly, Seaboard increased its share of losses from this Business from 37% to 73% in the third quarter of 2004. In the fourth quarter of 2004, Seaboard recognized a $3.6 million decline in value considered other than temporary in its investment in this Business as a charge to losses from foreign affiliates. See Note 13 to the Consolidated Financial Statements for further discussion. The 2004 losses from the Business also include Seaboard's share of inventory write-downs totaling $0.8 million. Losses for the Business in 2003 totaled $5.0 million, including $1.5 million for Seaboard's share of losses from a troubled debt restructuring, net of gains from the sale of assets as discussed in Note 13 to the Consolidated Financial Statements.

Seaboard's share of losses from Fjord in 2003 totaled $15.5 million, including $12.4 million related to asset impairment charges incurred by Fjord. During the fourth quarter of 2003, Seaboard sold its equity investment in Fjord and recognized a gain on the sale of $18.0 million, recorded in Other Investment Income. See Note 13 to the Consolidated Financial Statements for further discussion.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses for the year ended December 31, 2005 increased by $11.5 million to $139.3 million over 2004 primarily due to increases in the Marine segment reflecting increased costs related to the volume growth of this business, the acquisition of Daily's in the Pork segment and increases in the Commodity Trading and Milling segment primarily from higher bad debt expense and, to a lesser extent, higher compensation costs as a result of increased profitability for the year. Partially offsetting this increase were lower commission expenses and bad debt expense for the Power segment. As a percentage of revenues, SG&A increased to 5.2% for 2005 compared to 4.8% for 2004 as a result of the sale of some components of Seaboard's third party commodity trading operations discussed above, which had a high volume of revenues compared to SG&A costs.

Selling, general and administrative (SG&A) expenses increased $9.7 million to $127.7 million for the year ended December 31, 2004 compared to 2003. The increase is primarily due to costs in the Marine and Commodity Trading and Milling segments related to the growth of these businesses. Partially offsetting this increase were lower bad debt expenses in the Power and Commodity Trading and Milling segments. As a percentage of revenues, SG&A decreased to 4.8% for 2004 compared to 6.0% for 2003 as a result of increased sales in the Pork, Commodity Trading and Milling, and Marine segments.

Interest Expense

Interest expense totaled $22.2 million, $26.4 million and $26.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. Interest expense decreased for 2005 compared to 2004, primarily reflecting a lower average level of short-term and long-term borrowings outstanding during 2005. Interest expense decreased slightly during the year ended December 31, 2004 compared to 2003, as Seaboard repaid a significant portion of the notes payable to banks with cash from operations during 2004.

Interest Income

Interest income totaled $14.2 million, $8.1 million and $2.5 million for the years ended December 31, 2005, 2004 and 2003, respectively. The increase for 2005 primarily reflects the higher level of average funds invested during 2005, an increase in interest received on outstanding customer receivable balances in the Power segment and, to a lesser extent, higher interest rates on funds invested. The increase during 2004 primarily reflects larger amounts of interest received from past due customer accounts receivable in the Power and Commodity Trading and Milling segments and, to a lesser extent, a higher level of short-term investments during 2004.

Minority and Other Noncontrolling Interests

Minority  and  other noncontrolling interests  expense  increased
$3.9 million in 2005 compared to 2004, primarily reflecting the acquisition of Daily's as discussed in Note 2.

Foreign Currency Gains (Losses)

Foreign currency gains (losses) totaled $(1.0) million, $1.6 million and $(8.0) million for the years ended December 31, 2005, 2004 and 2003, respectively. The fluctuations primarily relates to fluctuations in value of the Dominican Republic (DR) peso compared to the U.S. dollar incurred by the Power division related to its peso-denominated net assets, primarily trade receivables.

Loss from the Sale of a Portion of Operations

As discussed in Note 2 to the Consolidated Financial Statements, Seaboard sold some components of its third party commodity trading operations in May 2005. Because Seaboard does not use hedge accounting for its commodity and foreign exchange agreements, gains of $2.2 million from the mark-to-market of the sold derivative instruments were recorded in cost of sales prior to the date of the sale while the change in value of the related firm sales commitment was not, resulting in a loss on the sale from this transaction totaling $1.7 million.

Other Investment Income, Net

Other investment income, net totaled $2.0 million, $1.6 million and $21.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. In the fourth quarter of 2003, Seaboard sold its equity investment in Fjord, recognizing a nontaxable gain of $18.0 million on the sale. See Note 3 to the Consolidated Financial Statements for further discussion.

Miscellaneous, Net

Miscellaneous, net totaled $5.7 million, $(3.6) million and $7.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. Miscellaneous, net includes the impact of changing interest rates on interest rate swap agreements which mature in 2011. Seaboard pays a weighted average fixed rate of 5.51% on the notional amount of $150.0 million and receives a variable interest rate in return. These contracts are marked-to-market. During 2005, Seaboard recorded a gain of $3.0 million compared to losses of $4.6 million, and $2.3 million in 2004 and 2003, respectively, related to these swaps, reflecting the higher contracted fixed rate compared to variable rates during those years. These swap agreements do not qualify as hedges for accounting purposes and accordingly, changes in the market value are recorded to earnings as interest rates change. See Note 9 to the Consolidated Financial Statements for additional discussion. Also included in 2005 is income of $1.3 million of put option value change as discussed in Note 2 to the Consolidated Financial Statements. Also included in 2004 and 2003 are gains of $0.7 million, and $7.0 million, respectively, of proceeds from settlements of antitrust litigation, primarily arising out of purchases of vitamins and methionine, feed additives used by Seaboard.

Income Tax Expense

The effective tax rate decreased for 2005 compared to 2004. The decrease is primarily as a result of changes to the treatment of shipping income by the U.S. taxing authorities and the favorable resolution of certain tax issues with the United States and Puerto Rico authorities. Partially offsetting this decrease was tax expense related to a one-time election to repatriate permanently invested foreign earnings. See Note 7 to the Consolidated Financial Statements for additional discussion of these items.

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

Allowance for doubtful accounts - Seaboard primarily uses a specific identification approach, in management's best judgment, to evaluate the adequacy of this reserve for estimated uncollectible receivables as of the consolidated balance sheet date. Changes in estimates, developing trends and other new information can have a material effect on future evaluations. Furthermore, Seaboard's receivables are heavily weighted towards foreign receivables ($157.0 million or 68.1% at December 31, 2005), including receivables from foreign affiliates as discussed below and the Power segment, which generally represent more of a collection risk than its domestic receivables. For the Power segment which operates in the Dominican Republic (DR), collection patterns have been sporadic and are sometimes based upon negotiated settlements for past due receivables resulting in material revisions to the allowance for doubtful accounts from year to year. See Note 13 to the Consolidated Financial Statements for further discussion of events in the DR. Bad debt expense for the years ended December 31, 2005, 2004 and 2003 was $4.0 million, $2.5 million and $8.5 million, respectively. Future collections or lack thereof could result in a material charge or credit to earnings depending on the ultimate resolution of each individual customer past due receivable.

Investments in and advances to foreign affiliates - Management uses the equity method of accounting for these investments. At the balance sheet date, management will evaluate equity investments and related advances for a potential decline in value deemed to be other than temporary when management believes conditions  warrant  such an assessment.  If management  believes conditions warrant an assessment, such assessment encompasses various methods to determine net realizable value, including methods based on the probability weighting of various future projected net cash flow scenarios expected to be generated by the long-lived assets of the entity, and the resulting ability of that entity to repay its debt and equity based on priority, probability weighting of various future projected net cash flow scenarios expected to be realized through the sale of the ownership interest of the investment, or other methods to assess the fair value of the investment. For example, as more fully discussed in Note 13 to the Consolidated Financial Statements, in 2004 Seaboard incurred a $3.6 million charge to earnings for a decline in value considered other than temporary for its investment in a Bulgarian wine business. The fair value of this investment as of December 31, 2005 was based on probability weightings of current sale negotiation information and available fair value information for the remaining assets. These projected cash flows and other methods are subjective in nature and are based on management's best estimates and judgment. In addition, in most cases there is very little industry market data available for the countries in which these operations conduct their business. Since these investments mostly involve entities in foreign countries considered underdeveloped, changes in the local economy or political environment may occur suddenly and can materially alter the evaluation and estimates used to project cash flows. In most cases, Seaboard has an ongoing business relationship through sales of grain to these entities that also includes receivables from these foreign affiliates. Management considers the long-term business prospects of such investments when making its assessment. At December 31, 2005, the total investment in and advances to foreign affiliates was $40.0 million. See Note 5 to the Consolidated Financial Statements for further discussion.

Income Taxes - Income taxes are determined by management based on current tax regulations in the various worldwide taxing jurisdictions in which Seaboard conducts its business. In various situations, accruals have been made for estimates of the tax effects for certain transactions, business structures, the estimated reversal of timing differences and future projected profitability of Seaboard's various business units based on management's interpretation of existing facts, circumstances and tax regulations. Should new evidence come to management's attention which could alter previous conclusions or if taxing authorities disagree with the positions taken by Seaboard, the change in estimate could result in a material adverse or favorable impact on the financial statements. As of December 31, 2005, Seaboard has deferred tax assets of $20.4 million, net of the valuation allowance of $41.2 million, and deferred tax liabilities of $135.4 million. For the years ended December 31, 2005, 2004 and 2003, income tax expense included $5.4 million, $40.1 million and $11.9 million for deferred taxes to federal, foreign, state and local taxing jurisdictions.

Contingent liabilities - Management has evaluated Seaboard's various exposures, including environmental exposures of its Pork segment, as described in Note 11 to the Consolidated Financial Statements. Based on currently available information and analysis, management has analyzed the potential probability of the various exposures and believes that all such items have been adequately accrued for and reflected in the consolidated balance sheet as of December 31, 2005. Changes in information, legal statutes or events could result in management making changes in estimates that could have a material adverse impact on the financial statements.

DERIVATIVE INFORMATION

Seaboard is exposed to various types of market risks from its day-
to-day  operations.   Primary market risk exposures  result  from
changing commodity prices, foreign currency exchange rates and interest rates. Changes in commodity prices impact the cost of necessary raw materials and other inventories, finished product sales and firm sales commitments. Seaboard uses various grain and meal futures and options purchase contracts to manage certain risks of increasing prices of raw materials and firm sales commitments. Short sales contracts are then used to offset the open purchase derivatives when the related commodity inventory is purchased in advance of the derivative maturity, effectively offsetting the initial futures or option purchase contract. From time to time, hog futures are used to manage risks of increasing prices of live hogs acquired for processing, pork bellies and hog futures are used to manage risks of fluctuating prices of pork product inventories and related future sales, and fuel oil derivatives may be used to lock in future vessel bunker costs. Because changes in foreign currency exchange rates impact the cash paid or received on foreign currency denominated receivables and payables, Seaboard manages certain of these risks through the use of foreign currency forward exchange agreements. Changes in interest rates impact the cash required to service variable rate debt. From time to time, Seaboard uses interest rate swaps to manage risks of increasing interest rates. From time to time, Seaboard may enter into speculative derivative transactions related to its market risks. The nature of Seaboard's market risk exposure related to its derivative instruments has not changed materially since December 31, 2004 although the amount of commodity futures and option contracts and foreign exchange contracts decreased considerably with the sale of a portion of the third party trading operations as discussed in
Note 2.

Inventories that are sensitive to changes in commodity prices, including carrying amounts at December 31, 2005 and 2004, are presented in Note 4 to the Consolidated Financial Statements. Raw material requirements, finished product sales, and firm sales commitments are also sensitive to changes in commodity prices. The tables below provide information about Seaboard's derivative contracts that are sensitive to changes in commodity prices. Although used to manage overall market risks, Seaboard does not perform the extensive record-keeping required to account for commodity transactions as hedges. Management continues to believe its commodity futures and options are primarily economic hedges although they do not qualify as hedges for accounting purposes. Since these derivatives are not accounted for as hedges, fluctuations in the related commodity prices could have a material impact on earnings in any given year. The following tables present the notional quantity amounts, the weighted average contract prices, the contract maturities, and the fair values of the open commodity derivative positions at December 31, 2005.

                         Contract Volumes     Wtd.-avg.              Fair Value
Trading:                  Quantity Units      Price/Unit   Maturity    (000's)

Futures Contracts:
 Corn purchases-long       8,690,460 bushels  $  2.59        2006       $3,695
 Corn sales-short          5,992,554 bushels     4.35        2006         (548)

 Wheat purchases-long      2,888,710 bushels     3.75        2006          633
 Wheat sales-short         4,225,000 bushels     3.63        2006          (75)

 Soybean meal purchases-
  long                         2,800 tons      176.77        2006           55
 Soybean meal sales-
  short                       64,600 tons      125.05        2006         (959)

 Hog purchases-long          760,000 pounds       .64        2006           36
 Hog sales-short           1,200,000 pounds       .70        2006            3

 Pork bellies purchases-
  long                       720,000 pounds       .86        2006          (26)

Options Contracts:
 Soybean puts written-
  long                       150,000 bushels  $   .11        2006       $   10

At December 31, 2004, Seaboard had net trading contracts to purchase (sell) 7,553,000 bushels of grain with a fair value of ($383,000), 98,600 tons of meal with a fair value of
($1,592,000), 1,500 tons of fuel oil with a fair value of ($52,000) and (2,100,000) pounds of soybean oil with a fair value of $11,000.

The table below provides information about the forward currency exchange agreements entered into by Seaboard's commodity trading business and financial instruments sensitive to foreign currency exchange rates at December 31, 2005. As more fully discussed in
Note 1 and Note 9 to the Consolidated Financial Statements, through December 31, 2004 the majority of these forward exchange agreements were accounted for as hedges. As of January 1, 2005, Seaboard discontinued accounting for all forward exchange agreement as hedges. The information below is presented in U.S. dollar equivalents and the majority of the contracts mature through 2006. The table presents the contract amounts in fair values and weighted average contractual exchange rate.

December 31, 2005                                  Contract
(Dollars in thousands)                              Amounts   Fair Values

Trading:

  Forward exchange agreements (receive $U.S.
   /pay  South  African rand  (ZAR))                $57,854    $(1,057)

Weighted average contractual exchange rates:
 Forward exchange agreements (receive $U.S./pay ZAR)   6.47

At December 31, 2004, Seaboard had net agreements to exchange the equivalent of $98.5 million of South African rand at an average contractual exchange rate of 6.14 ZAR to one U.S. dollar and a fair value of $(6.6) million and $0.8 million of euros at an average rate of 0.77 euro to one U.S. dollar and a fair value of less than $0.1 million.

The table below provides information about Seaboard's non-trading financial instruments sensitive to changes in interest rates at December 31, 2005. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. At December 31, 2005, long-term debt included foreign subsidiary obligations of $2.0 million denominated in CFA francs (a currency used in several central African countries), $0.9 million payable in Argentine pesos, and $0.6 million denominated in Mozambique metical. At December 31, 2004, long-term debt included foreign subsidiary obligations of $2.4 million denominated in CFA francs,
$1.9 million payable in Argentine pesos, and $0.8 million denominated in Mozambique metical. Weighted average variable rates are based on rates in place at the reporting date. Short-term instruments including short-term investments, non-trade receivables and current notes payable have carrying values that approximate market and are not included in this table due to their short-term nature.

(Dollars in thousands)   2006    2007    2008    2009    2010 Thereafter  Total

Long-term debt:


 Fixed rate            $61,104 $63,264 $11,981 $47,285 $ 2,002 $34,731 $220,367

 Average interest rate   4.71%   4.49%   6.60%   6.23%  10.94%   7.29%    5.54%

 Variable rate         $   311 $     - $     - $     - $     - $41,800 $ 42,111

 Average interest rate   7.00%       -       -       -       -   3.60%    3.63%

Non-trading financial instruments sensitive to changes in interest rates at December 31, 2004 consisted of fixed rate long-term debt totaling $281.2 million with an average interest rate of 5.82%, and variable rate long-term debt totaling $42.1 million with an average interest rate of 2.11%.

Seaboard entered into five, ten-year interest rate exchange agreements during 2001 in which Seaboard pays a stated fixed rate and receives a variable rate of interest on a total notional amount of $150.0 million. As of December 31, 2005, the weighted average fixed rate payable was 5.51% and the aggregate fair value of the contracts at December 31, 2005 of $(5.3) million was recorded in accrued financial derivative liabilities. As of
December 31, 2004, these agreements had a net fair value of $(12.4) million.

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


Management's Report on Internal Control over Financial Reporting

The management of Seaboard Corporation and its consolidated subsidiaries (Seaboard) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f).
Seaboard completed the acquisition of Daily's during the third quarter of 2005, and management excluded from its assessment of the effectiveness of Seaboard Corporation's internal control over financial reporting as of December 31, 2005, Daily's internal control over financial reporting associated with total assets of $101,588,000, or 5.6%, and total revenues of less than 3.0% of Seaboard's consolidated revenues included in the consolidated financial statements of Seaboard as of and for the year ended December 31, 2005.

Except for as discussed above, under the supervision and with the participation of management and its Internal Audit Department, Seaboard conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO). Based on its evaluation under the framework in Internal Control - Integrated Framework, management concluded that Seaboard's internal control over financial reporting was effective as of December 31, 2005.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Seaboard Corporation:

We have audited the accompanying consolidated balance sheets of Seaboard Corporation and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of earnings, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Corporation and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Seaboard Corporation's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 6, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

                                       /s/KPMG LLP

Kansas City, Missouri
March 6, 2006


Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Seaboard Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Seaboard Corporation maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Seaboard Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

In our opinion, management's assessment that Seaboard Corporation maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Seaboard Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Seaboard Corporation acquired Daily's during the third quarter of 2005 and management excluded from its assessment of the effectiveness of Seaboard Corporation's internal control over financial reporting as of December 31, 2005, Daily's internal control over financial reporting associated with total assets of $101,588,000, or 5.6%, and total revenues of less than 3.0% of the Company's consolidated revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2005. Our audit of internal control over financial reporting of Seaboard Corporation also excluded an evaluation of the internal control over financial reporting of Daily's.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Seaboard Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of earnings, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated March 6, 2006 expressed an unqualified opinion on those consolidated financial statements. Our report dated March 6, 2006 also contains an explanatory paragraph that states that the Company adopted Statement of Financial Standards No. 143, "Accounting for Asset Retirement Obligations," and FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," and changed its method of accounting for costs expected to be incurred during regularly scheduled drydocking of vessels from the accrual method to the direct-expense method in 2003.


                                        /s/KPMG LLP



Kansas City, Missouri
March 6, 2006

                                SEABOARD CORPORATION
                         Consolidated Statement of Earnings


                                                  Years ended December 31,
(Thousands of dollars except per share amounts) 2005        2004        2003

Net sales:
  Products                                  $1,950,896  $2,088,030  $1,474,101
  Service revenues                             660,313     539,564     437,617
  Other                                         77,685      56,386      69,622
   Total net sales                           2,688,894   2,683,980   1,981,340

Cost of sales and operating expenses:
  Products                                   1,654,390   1,844,693   1,362,904
  Services                                     511,394     416,132     379,681
  Other                                         63,793      44,177      51,934
   Total cost of sales and operating
    expenses                                 2,229,577   2,305,002   1,794,519

Gross income                                   459,317     378,978     186,821

Selling, general and administrative expenses   139,272     127,724     118,035
  Operating income                             320,045     251,254      68,786

Other income (expense):
  Interest expense                             (22,165)    (26,406)    (26,847)
  Interest income                               14,186       8,132       2,520
  Income/(loss) from foreign affiliates            362      (2,045)    (21,274)
  Minority and other noncontrolling interests   (4,521)       (625)       (332)
  Foreign currency gain/(loss), net             (1,032)      1,616      (7,965)
  Loss from the sale of a portion of operations (1,748)          -           -
  Other investment income, net                   1,962       1,629      21,440
  Miscellaneous, net                             5,723      (3,644)      7,393
   Total other expense, net                     (7,233)    (21,343)    (25,065)

Earnings before income taxes and cumulative
 effect of changes in accounting principles    312,812     229,911      43,721

Income tax expense                             (46,150)    (61,815)    (14,747)

Earnings before cumulative effect of changes
 in accounting principles                      266,662     168,096      28,974

Cumulative effect of changes in accounting
 for asset retirement obligations, drydock
 accruals, and variable interest entities,
 net of income tax expense of $52                    -           -       2,868

Net earnings                                $  266,662  $  168,096  $   31,842

Net earnings per share before cumulative
 effect of changes in accounting principles $   212.20  $   133.94  $    23.08

Cumulative effect of changes in accounting
 for asset retirement obligations,
 drydock accruals, and variable interest
 entities                                            -           -        2.29

Basic earnings per common share             $   212.20  $   133.94  $    25.37

Diluted earnings per share before
 cumulative effect of changes in accounting
 principles                                 $   211.94  $   133.94  $    23.08

Cumulative effect of changes in accounting
 for asset retirement obligations, drydock
 accruals, and variable interest entities            -           -        2.29

Diluted earnings per common share           $   211.94  $   133.94  $    25.37

Weighted average shares outstanding
  Basic                                      1,256,645   1,255,054   1,255,054
  Diluted                                    1,258,202   1,255,054   1,255,054

Dividends declared per common share         $     3.00  $     3.00  $     3.00

Proforma amounts assuming changes in
 accounting for asset retirement
 obligations, drydock accruals, and
 variable interest entities were
 applied retroactively:

  Net earnings                              $        -  $        -  $   28,800
  Basic and diluted earnings per common
   share                                    $        -  $        -  $    22.95

             See accompanying notes to consolidated financial statements.

                                SEABOARD CORPORATION
                             Consolidated Balance Sheets


                                                              December 31,
(Thousands of dollars except per share amounts)            2005          2004

                            Assets

 Current assets:
   Cash and cash equivalents                          $   34,622    $   14,620
   Short-term investments                                377,874       119,259
   Receivables:
      Trade                                              171,044       199,253
      Due from foreign affiliates                         45,240        49,038
      Other                                               22,895        12,362
                                                         239,179       260,653
      Allowance for doubtful accounts                    (16,155)      (14,524)
        Net receivables                                  223,024       246,129
   Inventories                                           331,133       301,049
   Deferred income taxes                                   9,743        14,341
   Other current assets                                   70,814        48,040
        Total current assets                           1,047,210       743,438

Investments in and advances to foreign affiliates         39,992        38,001

Net property, plant and equipment                        626,580       603,382

Goodwill                                                  28,372             -
Intangible assets, net                                    30,120             -
Other assets                                              44,047        51,873

Total Assets                                          $1,816,321    $1,436,694

            Liabilities and Stockholders' Equity

Current liabilities:
   Notes payable to banks                             $   92,938    $    1,789
   Current maturities of long-term debt                   61,415        60,756
   Accounts payable                                      112,177        83,506
   Accrued compensation and benefits                      61,466        50,081
   Income taxes payable                                    2,407        29,660
   Accrued voyage costs                                   30,801        25,134
   Accrued financial derivative liabilities                6,368        19,445
   Other accrued liabilities                              51,817        38,524
      Total current liabilities                          419,389       308,895

Long-term debt, less current maturities                  201,063       262,555
Deferred income taxes                                    124,749       125,559
Other liabilities                                         57,216        44,865
      Total non-current and deferred liabilities         383,028       432,979

Minority and other noncontrolling interests               36,034         2,138

Commitments and contingent liabilities

Stockholders' equity:
   Common stock of $1 par value.  Authorized 4,000,000
    shares; issued and outstanding 1,261,367 and
    1,255,054 shares                                       1,261         1,255
   Additional paid-in capital                             21,574             -
   Accumulated other comprehensive loss                  (53,025)      (53,741)
   Retained earnings                                   1,008,060       745,168
      Total stockholders' equity                         977,870       692,682

Total Liabilities and Stockholders' Equity            $1,816,321    $1,436,694

            See accompanying notes to consolidated financial statements.

                              SEABOARD CORPORATION
                      Consolidated Statement of Cash Flows



`                                                    Years ended December 31,
(Thousands of dollars)                               2005      2004      2003

   Cash flows from operating activities:

   Net earnings                                  $ 266,662  $168,096  $ 31,842

   Adjustments to reconcile net earnings to cash
     from operating activities:
       Depreciation and amortization                65,106    64,620    64,203
       Loss (income) from foreign affiliates          (362)    2,045    21,274
       Other investment income, net                 (1,962)   (1,629)  (21,440)
       Foreign currency exchange gains                 (25)     (229)   (3,775)
       Cumulative effect of accounting changes, net      -         -    (2,868)
       Minority and noncontrolling interest          4,521       625       332
       Loss from the sale of a portion of operations 1,748         -         -
       Deferred income taxes                         5,371    39,566     7,773
       Loss (gain) from sale of fixed assets        (2,081)   (1,350)    1,280
   Changes in current assets and liabilities,
     net of portion of operations sold and business
     acquired:
       Receivables, net of allowance                37,247   (70,133)   14,067
       Inventories                                 (46,283)  (18,744)  (28,983)
       Other current assets                        (25,417)  (12,266)   12,039
       Current liabilities, exclusive of debt       15,678    30,851    (7,634)
   Other, net                                       10,929    (7,357)    3,581
Net cash from operating activities                 331,132   194,095    91,691

   Cash flows from investing activities:
   Purchase of short-term investments             (819,643) (317,479)  (88,453)
   Proceeds from the sale of short-term
    investments                                    561,291   256,448    51,246
   Proceeds from the maturity of short-term
    investments                                          -         -       165
   Proceeds from disposition of investment in
    foreign affiliate                                    -         -    37,390
   Proceeds from the sale of a portion of
    operations                                      26,471         -         -
   Acquisition of business                         (47,993)        -         -
   Investments in and advances to foreign
    affiliates, net                                   (399)    3,037    (1,388)
   Capital expenditures                            (64,241)  (33,622)  (31,472)
   Proceeds from the sale of fixed assets            4,933     9,254    10,054
   Other, net                                        3,988       368       436
Net cash from investing activities                (335,593)  (81,994)  (22,022)

   Cash flows from financing activities:
   Notes payable to banks, net                      91,149   (73,775)     (548)
   Principal payments of long-term debt            (60,580)  (54,236)  (52,922)
   Repurchase of minority interest in a controlled
    subsidiary                                        (762)   (5,000)        -
   Dividends paid                                   (3,770)   (3,765)   (3,765)
   Bond construction fund                                -     1,289       654
   Distributions to minority and noncontrolling
    interest                                        (2,073)     (232)   (1,639)
   Other, net                                            -    (1,125)       51
Net cash from financing activities                  23,964  (136,844)  (58,169)

Effect of exchange rate change on cash                 499     1,986     2,635

Net change in cash and cash equivalents             20,002   (22,757)   14,135

Cash and cash equivalents at beginning of year      14,620    37,377    23,242

Cash and cash equivalents at end of year         $  34,622  $ 14,620  $ 37,377

             See accompanying notes to consolidated financial statements.

                            SEABOARD CORPORATION
                            Consolidated Statement of Changes in Equity



                                                                             Accumulated
                                                                                Other
(Thousands of dollars                      Common   Treasury   Additional   Comprehensive    Retained
 except per share amounts)                  Stock     Stock      Capital         Loss        Earnings      Total
Balances, January 1, 2003                 $  1,255   $    -     $     -       $(67,284)     $  552,760    $486,731
Comprehensive income
   Net earnings                                                                                 31,842      31,842
   Other comprehensive income net
     of income taxes of $3,470:
       Foreign currency translation
        adjustment                                                               6,065                       6,065
       Unrealized loss on investments                                             (104)                       (104)
       Unrecognized pension cost                                                    27                          27
       Unrealized loss on cash flow hedges                                         (30)                        (30)
       Amortization of deferred
         gains on interest rate swaps                                             (201)                       (201)
Comprehensive income                                                                                        37,599
Dividends on common stock                                                                       (3,765)     (3,765)
Balances, December 31, 2003                  1,255        -           -        (61,527)        580,837     520,565
Comprehensive income
   Net earnings                                                                                168,096     168,096
   Other comprehensive income net
     of income taxes of $4,329:
       Foreign currency translation
        adjustment                                                               2,504                       2,504
       Unrealized gain on investments                                              243                         243
       Unrecognized pension cost                                                 5,397                       5,397
       Unrealized loss on cash flow hedges                                        (158)                       (158)
       Amortization of deferred
         gains on interest rate swaps                                             (200)                       (200)
Comprehensive income                                                                                       175,882
Dividends on common stock                                                                       (3,765)     (3,765)
Balances, December 31, 2004                  1,255        -           -        (53,741)        745,168     692,682
Comprehensive income
   Net earnings                                                                                266,662     266,662
   Other comprehensive income net
     of income tax benefit of $606:
       Foreign currency translation
        adjustment                                                                 757                         757
       Unrealized gain on investments                                              671                         671
       Unrecognized pension cost                                                  (666)                       (666)
       Unrealized gain on cash flow hedges                                         155                         155
       Amortization of deferred
         gains on interest rate swaps                                             (201)                       (201)
Comprehensive income                                                                                       267,378
Issuance of 6,313 shares of common stock
 to Parent                                       6                8,311                                      8,317
Excess of fair value over book value
  of equity in subsidiary issued to
  a third party                                                  13,263                                     13,263
Dividends on common stock                                                                       (3,770)     (3,770)
Balances, December 31, 2005               $  1,261   $    -     $21,574       $(53,025)     $1,008,060    $977,870

                            See accompanying notes to consolidated financial statements.

        Notes to Consolidated Financial Statements

Note 1

Summary of Significant Accounting Policies

Operations of Seaboard Corporation and its Subsidiaries

Seaboard Corporation and its subsidiaries (Seaboard) is a diversified international agribusiness and transportation company primarily engaged domestically in pork production and processing, and cargo shipping. Overseas, Seaboard is primarily engaged in commodity merchandising, flour and feed milling, sugar production, and electric power generation.
Seaboard Flour LLC (the Parent Company) is the owner of 70.9% of Seaboard's outstanding common stock.

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

Short-term Investments

Short-term investments are retained for future use in the business and may include money market accounts, tax-exempt bonds, corporate bonds, domestic equity securities and U.S. government obligations. All short-term investments held by Seaboard are categorized as available-for-sale and are reported at fair value with any related unrealized gains and losses reported net of tax, as a component of accumulated other comprehensive income. When held, the cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income.

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

Inventories

Seaboard uses the lower of last-in, first-out (LIFO) cost or market for determining inventory cost of live hogs, fresh pork product and related materials. All other inventories, including further processed pork products, are valued at the lower of first-in, first-out (FIFO) cost or market.

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

Goodwill and Other Intangible Assets

Goodwill and other indefinite-life intangible assets are evaluated annually for impairment at the quarter-end closest to the anniversary date of the acquisition. Separable intangible assets with finite lives are amortized over their useful lives. Management believes there is no significant exposure to a loss from impairment of acquired goodwill and other intangible assets as of December 31, 2005.

Deferred Grant Revenue

Included in other liabilities at December 31, 2005 and 2004 is $8,164,000 and $8,587,000, respectively, of deferred grant revenue. Deferred grant revenue represents economic development funds contributed by government entities that were limited to construction of a hog processing facility in Guymon, Oklahoma. Deferred grants are being amortized to income over the life of the assets acquired with the funds.

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

Revenue Recognition

Revenue of the containerized cargo service is recognized ratably over the transit time for each voyage. Revenue of the commodity trading business is recognized when the commodity is delivered to the customer and the sales price is fixed or determinable. Revenues from all other commercial exchanges are recognized at the time products are shipped or services rendered, the customer takes ownership and assumes risk of loss, collection is reasonably assured and the sales price is fixed or determinable.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Earnings Per Common Share

Earnings per common share are based upon the weighted average shares outstanding during the period. Basic and diluted earnings per share are different for the year ended December 31, 2005 as a result of the issuance of shares to the Parent Company in the fourth quarter of 2005. See Note 12 for further discussion. Basic and diluted earnings per share are the same for the years ended December 31, 2004 and 2003.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, management considers all demand deposits and overnight
investments  as  cash  equivalents.   Included  in  accounts
payable are outstanding checks in excess of cash balances of $31,006,000 and $31,866,000 at December 31, 2005 and 2004,
respectively.   The  amounts paid for  interest  and  income
taxes are as follows:
                                        Years ended December 31,
(Thousands of dollars)                  2005      2004      2003

Interest (net of amounts capitalized) $23,116   $26,179   $26,891
Income taxes                           68,243    11,752     3,039

Supplemental Noncash Transactions

As more fully described in Note 2, Seaboard sold some components of its third party commodity trading operations in May 2005. The following table summarizes the non-cash transactions resulting from this sale:

                                                        Year ended
(Thousands of dollars)                               December 31, 2005

Decrease in net working capital                           $ 28,055
Decrease in fixed assets                                        76
Decrease in other assets                                        88
Loss on the sale of a portion of operations                 (1,748)
Net proceeds from sale                                    $ 26,471

As more fully described in Note 2, Seaboard acquired a bacon processor in July 2005. The following table summarizes the non-cash transactions resulting from this acquisition:

                                                        Year ended
(Thousands of dollars)                               December 31, 2005

Increase in net working capital                           $ 11,430
Increase in fixed assets                                    28,798
Increase in intangible assets                               30,800
Increase in goodwill                                        28,372
Increase in non-controlling interest                       (31,225)
Increase in other non-controlling interest                    (219)
Increase in put option value                                (6,700)
Increase in additional paid-in capital                     (13,263)
Cash paid                                                 $ 47,993

In  the  fourth  quarter of 2005, Seaboard  issued  6,313.34 shares to its Parent Company as a result of a tax benefit of $8,317,000. See Note 12 for further discussion.

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

Seaboard holds and issues certain derivative instruments to manage various types of market risks from its day-to-day operations primarily including commodity futures and option contracts, foreign currency exchange agreements and interest rate exchange agreements. While management believes each of these instruments primarily are entered into in order to effectively manage various market risks, as of December 31, 2005 none of the derivatives are designated and accounted for as hedges primarily as a result of the extensive record-keeping requirements. From time to time, Seaboard may enter into speculative derivative transactions related to its market risks.

As of January 1, 2005, Seaboard discontinued accounting for the foreign currency exchange agreements as hedges for all
new   agreements  entered  into  by  the  commodity  trading
business. In addition, as of January 1, 2005, Seaboard de-designated all prior outstanding hedges, effectively fixing the asset resulting from the mark-to-market gain on the firm sales commitment of $5,558,000 recorded in other current assets on the Consolidated Balance Sheets as of December 31, 2004, until such time as the firm sales commitments mature. Beginning January 1, 2005, the mark-to-market changes in the foreign exchange agreements were no longer offset with the
mark-to-market   changes  of  the  underlying   firm   sales
commitment.   While  $4,241,000 of the  related  sales  were
consummated during fiscal 2005, $1,317,000 of the firm sales commitments were also sold as part of the sale of a portion of the third party trading operations as discussed in Note
2.    Although  management  still  believes  all  of   these
instruments effectively manage market risks, the  growth  of
Seaboard's  commodity  trading  business  in  recent   years
increased the ongoing costs to maintain the extensive record-keeping requirements to qualify these instruments as hedges for accounting purposes.

Transactions with Parent Company

As of December 31, 2005 and 2004, Seaboard had a liability to the Parent Company of $24,000 and $19,000, respectively, for a deposit to pay for any miscellaneous operating expenses incurred by Seaboard on behalf of the Parent Company. In the fourth quarter of fiscal 2005, Seaboard issued 6,313.34 shares to its Parent company. See Note 12 for further discussion.

Accounting Changes and New Accounting Standards

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

Effective  January 1, 2003, Seaboard adopted  SFAS  No.  143
(SFAS  143),  "Accounting for Asset Retirement Obligations,"
which  required  Seaboard to record a long-lived  asset  and related  liability  for  asset retirement  obligation  costs associated with the closure of the hog lagoons it is legally
obligated  to  close.   Management  has  performed  detailed
assessments  and  obtained the appraisals  to  estimate  the future  retirement  costs and, accordingly,  on  January  1,
2003,  the  cumulative  effect of the change  in  accounting principle  was  recorded  with  a  charge  to  earnings
of $2,195,000 ($1,339,000 net of tax, or  $1.07  per  common share),  an increase in fixed assets of $3,221,000, and  the recognition  of  a liability, discounted to reflect  present value,  of  $5,416,000.  The retirement asset is depreciated over  the economic life of the related asset.  The following table  shows the changes in the asset retirement  obligation during 2005 and 2004.
                                                    Years ended December 31,
(Thousands of dollars)                                   2005      2004

Beginning balance                                       $6,266    $6,086
Accretion expense                                          464       356
Liability for additional lagoons placed in service           -        78
Lagoon site sold                                             -      (254)
Ending balance                                          $6,730    $6,266

As of December 31, 2003, Seaboard adopted Financial Accounting Standard's Board Interpretation No. 46, revised December 2003 (FIN 46R) "Consolidation of Variable Interest Entities" (VIEs) and performed the required analysis to determine whether its non-consolidated affiliates or other arrangements qualified as VIEs pursuant to the requirements. The VIEs for which Seaboard was determined to be the primary beneficiary based on these evaluations, are discussed in the following paragraph. In the event of certain changes in structure as defined in FIN 46R, Seaboard will re-evaluate those relationships as needed.

Seaboard is a party to certain contract production agreements (the "Facility Agreements") with limited liability companies which own certain of the facilities used in connection with the Pork segment's vertically integrated hog production. Through December 31, 2003 these arrangements were accounted for as operating leases. These facilities are owned by companies considered to be VIEs in accordance with FIN 46R, for which Seaboard is deemed to be the primary beneficiary. Accordingly, Seaboard consolidated these entities as of December 31, 2003. In December 2003, Seaboard assumed the bank debt (with a balance of $29,895,000 at December 31, 2003) of one VIE. Under that Facility Agreement, which supplies approximately 14% of the Seaboard-owned hogs processed at the plant, Seaboard has the right to acquire any or all of the properties at the adjusted production cost, as defined. In the event Seaboard does not acquire any property for which the production agreement terminates, Seaboard would be obligated to pay any deficiency between the adjusted production cost of the property and the price for which it is sold. As of
December 31, 2003, the adjusted production cost of these fixed assets was $30,699,000. Consolidation of these VIEs on December 31, 2003, including the debt assumption, increased fixed assets, debt and non-controlling interest by $31,717,000, $31,492,000 and $1,619,000, respectively, and decreased net liabilities by $116,000, with a cumulative effect of a change in accounting principle for the excess of fixed asset depreciation over mortgage loan amortization of $1,278,000, ($780,000 net of tax, or $0.62 per common share)
in 2003. If the consolidation requirements would have been applied retroactively to January 1, 2003, operating income, net earnings, and net earnings per common share would have decreased by $252,000, $174,000 and $0.14.

In January 2006, Seaboard paid $2,107,000 to purchase the equity of a VIE which was consolidated by Seaboard at December 31, 2005. This VIE owned certain facilities used in the Pork segment's vertically integrated hog production. Non-controlling interest related to this VIE on the consolidated balance sheet as of December 31, 2005 was $1,074,000.

Through December 31, 2002, costs expected to be incurred during regularly scheduled drydocking of vessels were accrued ratably prior to the drydock date. Effective January 1, 2003, Seaboard changed its method of accounting for these costs from the accrual method to the direct-
expense method. Under the new accounting method, drydock maintenance costs are recognized as expense when maintenance services are performed. Management believes the newly adopted accounting principle is preferable in these circumstances because the maintenance expense is not recorded until the maintenance services are performed and, accordingly, the direct-expense method eliminates significant  estimates  and  judgments  inherent  under  the accrual method. As a result, on January 1, 2003, the balance of the accrued liability for drydock maintenance as of December 31, 2002 for its Marine, Commodity Trading and Milling, and Power segments was reversed, resulting in an increase in earnings of $6,393,000 ($4,987,000 net of related tax expense, or $3.97 per common share) as a cumulative effect of a change in accounting principle.

Note 2

Acquisitions, Dispositions and Repurchase of Minority Interest

On July 5, 2005, Seaboard completed the acquisition effective July 3, 2005 of Daily's, a bacon processor located in the western United States, for a total purchase price of $99,181,000. The purchase price consisted of $44,488,000 in cash, plus working capital adjustments of $3,098,000, a 4.74% equity interest in Seaboard Foods LP (previously Seaboard Farms, Inc.) with a book value of $31,225,000 and fair value over book value of $13,263,000 recorded as additional paid-in capital for a total value of $44,488,000, a put option associated with the 4.74% equity interest estimated to have a fair value of $6,700,000, as discussed below, and $407,000 of additional acquisition costs incurred. The acquisition includes Daily's two bacon processing plants located in Salt Lake City, Utah and Missoula, Montana. Daily's produces premium sliced and pre-cooked bacon primarily for food service. This acquisition continues Seaboard's expansion of its integrated pork model into value-added products and is expected to enhance Seaboard's ability to venture into other further processed pork products.

The sellers of Daily's have an option to put their 4.74% equity interest back to Seaboard after two years for the greater of $40,000,000 or a formula determined value as of the put date. The minimum put option value of $40,000,000 expires after five years. Likewise, Seaboard has a call provision after five years of operations whereby Seaboard could reacquire the 4.74% equity interest for the greater of $45,000,000 or a formula determined value. Included in other liabilities at December 31, 2005 is the value of the put option obligation in the amount of $5,400,000. Included in Miscellaneous, net for the year ended December 31, 2005 is the change in fair value of the put option obligation of approximately $1,300,000 since the date of acquisition.

The 4.74% ownership interest issued to the Sellers was based on an earnings multiple of the business which approximates fair value. The following table summarizes the allocation of the purchase price to the fair values of the assets acquired and liabilities assumed at July 3, 2005, the effective date of the acquisition.

(Thousands of dollars)                                July 3, 2005

Net working capital                                      $11,430
Net property, plant and equipment                         28,798
Intangible assets                                         30,800
Goodwill (tax basis of $21,673,000)                       28,372
Increase in other non-controlling interest                  (219)
  Net assets acquired                                    $99,181

The intangible assets acquired include $24,000,000 of trade names and registered trademarks which are not subject to amortization. The remaining intangible asset balance consists primarily of contractual and direct customer relationships, and covenants not to compete and will be amortized over five years. As a result of the acquisition, the Pork Division is the only segment with goodwill or intangible assets. The following table is a summary of goodwill and intangible assets acquired from Daily's at December 31, 2005.

(Thousands of dollars)                       December 31, 2005

Intangibles subject to amortization:
   Gross carrying amount:
         Customer relationships                           $ 5,300
         Covenants not to compete                           1,500
                                                            6,800

   Accumulated amortization:
         Customer relationships                              (530)
         Covenants not to compete                            (150)
                                                             (680)

   Net carrying amount:
         Customer relationships                             4,770
         Covenants not to compete                           1,350
Intangibles subject to amortization, net                    6,120

Intangibles not subject to amortization:
   Carrying amount-trade names and registered trademarks   24,000

Total intangible assets, net                               30,120

Goodwill                                                   28,372

Total goodwill and intangible assets, net                 $58,492

The amortization expense of amortizable intangible assets for the year ended December 31, 2005 was approximately
$680,000. Amortization expense for the five succeeding years is $1,360,000 for each of the first four years and $680,000 in the fifth year.

Goodwill and other indefinite-life intangible assets will be reviewed for impairment annually at the end of the second quarter (anniversary date of acquisition), or more frequently if certain indicators arise. Management believes there is no significant exposure to a loss from impairment of acquired goodwill and other intangible assets as of December 31, 2005.

Operating results for Daily's are included in Seaboard's Consolidated Statement of Earnings from the date of acquisition. Pro forma results of operations are not presented, as the effects of the acquisition are not considered material to Seaboard's results of operations.

Effective May 9, 2005 Seaboard's Commodity Trading and Milling segment agreed to sell some components of its third party commodity trading operations, consisting primarily of certain forward sales contracts, certain grain inventory and all related contracts to support such sales contracts, including commodity futures and options, foreign exchange agreements, purchase contracts and charter agreements for $26,471,000. This transaction closed on May 27, 2005. As a result of the sale, Seaboard intends to focus on the supply of raw materials to its core milling operations and the transaction of third party commodity trades in support of these operations. In addition, Seaboard intends to continue competing in many of the markets and routes associated with the sale transaction.

The counterparty to this transaction is a South African company. Since Seaboard does not use hedge accounting for its commodity and foreign exchange derivative instruments, these derivative instruments were marked to market through the effective date of the sale while the change in value of the related commodity forward purchase and sale agreements were not. As a result, derivative gains
relating    to    derivative   instruments   sold   totaling
$2,161,000 were included in operating income prior to the sale of a portion of the operations resulting in a loss on the sale transaction totaling $1,748,000.

Since Seaboard has conducted its commodity trading business with third parties, consolidated subsidiaries, and foreign affiliates on an interrelated basis and intends to continue trading with third parties in certain markets, operating income from the business sold cannot be clearly distinguished from the remaining operations of Seaboard's Commodity Trading and Milling segment without making numerous subjective assumptions primarily with respect to mark-to-market accounting. For the first half of 2005, this transaction did not have a material effect on net sales, net earnings or earnings per common share as transactions in process at the date of sale were completed by and the responsibility of Seaboard after the date of sale. Seaboard's revenues from the portion of the operations sold for the first two quarters of 2005 totaled $317,291,000, compared to $311,952,000 for the first two quarters of 2004. Net sales for the last two quarters of 2005 for third party commodity trading operations decreased $268,386,000, compared to the last two quarters of 2004, primarily as a result of the sale, however, the extent of the decrease beyond 2005 will depend on Seaboard's ability to effectively compete in the markets.

In connection with the December 2001 sale of a 10% minority interest in one of the two power barges in the Dominican Republic, the buyer was given a three-year option to sell the interest back to Seaboard for the book value at the time of sale, pending collections of outstanding receivables. During January 2004, the buyer provided notice to exercise the option. An initial payment of $5,000,000 was paid during the second quarter of 2004 to reacquire this interest, $762,000 was paid during fiscal 2005. The remaining balance of $160,000 as of December 31, 2005 is payable subject to the collection of the remaining outstanding receivables.

In addition, Seaboard has historically paid commissions to a related entity of the above party relative to the performance of the other power barge. During the second quarter of 2004 Seaboard agreed to terminate that relationship by making a one-time payment of $2,000,000, included in selling, general and administrative expenses.

Note 3

Investments

Seaboard's short-term marketable debt securities are treated as available-for-sale securities and are stated at their fair market values. As of December 31, 2005 and 2004, the short-term investments primarily consisted of variable rate municipal debt securities and money market funds, so cost and fair market value were the same. All available-for-sale securities are readily available to meet current operating needs. At December 31, 2005, short-term investments included $7,491,000 held by a wholly-owned consolidated insurance captive to pay Seaboard's retention of accrued outstanding workers' compensation claims. The following is a summary of the estimated fair value of available-for-sale securities classified as short-term investments at December 31, 2005 and 2004.

                                                        December 31,
(Thousands of dollars)                                2005       2004

Obligations of states and political subdivisions  $ 258,610  $  81,735
Money market funds                                  113,951     37,524
Domestic equity securities                            5,313          -
Total short-term investments                      $ 377,874  $ 119,259

In addition to its short-term investments, as of December 31, 2005 and 2004 Seaboard also had long-term investments totaling $4,100,000 and $3,800,000, respectively, included in other assets on the Consolidated Balance Sheets. Also, see Note 10 for a discussion of assets held in conjunction with Seaboard's Investment Option Plan.

Other investment income for each year is as follows:

                                        Years ended December 31,
(Thousands of dollars)                  2005      2004      2003

Realized gain on sale/exchange of
 non-controlled affiliates             $    -    $    -   $18,036
Realized gain on sale of securities         4       196     1,081
Other                                   1,958     1,433     2,323
Other investment income, net           $1,962    $1,629   $21,440

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

Note 4

Inventories

A summary of inventories at the end of each year is as follows:

                                                             December 31,
(Thousands of dollars)                                      2005      2004

At lower of LIFO cost or market:
      Live hogs & materials                              $146,661  $141,126
      Fresh pork & materials                               22,987    20,334
                                                          169,648   161,460
      LIFO adjustment                                         571       461
              Total inventories at lower of LIFO cost
               or market                                  170,219   161,921
At lower of FIFO cost or market:
      Grain, flour and feed                               107,073    98,699
      Sugar produced & in process                          26,559    20,006
      Other                                                27,282    20,423
              Total inventories at lower of FIFO cost
               or market                                  160,914   139,128
               Total inventories                         $331,133  $301,049

The use of the LIFO method increased 2005, 2004 and 2003 net earnings by $67,000 ($.05 per common share), $4,922,000 ($3.92 per common share), and $2,327,000 ($1.85 per common share), respectively. If the FIFO method had been used for certain inventories of the Pork segment, inventories would have been $571,000 and $461,000 lower as of December 31, 2005 and 2004, respectively.

Note 5

Investments in and Advances to Foreign Affiliates

Seaboard's investments in and advances to non-controlled, non-consolidated foreign affiliates are primarily with businesses conducting flour, maize and feed milling. The location and percentage ownership of these foreign affiliates are as follows: Democratic Republic of Congo (50%), Lesotho (50%), Kenya (35%), and Nigeria (45-48%) in
Africa; Ecuador (50%) in South America; and Haiti (23%) in the Caribbean. In addition, Seaboard has investments in and advances to a wine business in Bulgaria (50%) and two sugar-related businesses in Argentina (46% - 50%). The equity method is used to account for these investments.

During 2005, milling operations ceased at Seaboard's non-controlled, non-consolidated foreign affiliate in Angola. Seaboard is seeking a buyer of its 45% ownership in this affiliate. As a result, during 2005 Seaboard fully reserved its past due receivables from grain sales to this affiliate by incurring a charge to bad debts and increasing its allowance for doubtful accounts in the amount of $1,500,000. The investment in and advances to this affiliate was written off as a result of Seaboard's share of operating losses incurred during 2005 by this affiliate.

In February 2005, the Board of Directors of the Bulgarian wine business (the Business), and the majority of the owners of the Business, including Seaboard, agreed to pursue the sale of the entire Business or all of its assets. During the third quarter of 2005, certain equity holders agreed to advance up to 4,500,000 Euros (approximately $5,400,000) to the Business, one-half by Seaboard, to fulfill the terms of its debt covenants, make principal payments, avoid bankruptcy and finance the current year's grape purchases. As of December 31, 2005, Seaboard had advanced 2,040,000 Euros (approximately $2,457,000). As a result of the additional advances made during 2005, Seaboard is entitled to receive approximately 50% of any net sale proceeds of this Business' equity after all third party bank debt has been repaid. Based on current negotiations to sell a substantial portion of the Business and all related wine labels, and other information on the fair value for the sale of all other assets of this Business, management believes if negotiations are successful the remaining carrying value of its investment at the time of disposition will be recoverable from sales proceeds. Seaboard anticipates incurring additional losses from the operations of this Business until the sale of this Business is completed. As of December 31, 2005, the remaining carrying value of Seaboard's investments in and advances to this Business total $3,992,000, including $2,745,000 of foreign currency translation gains recorded in other comprehensive income from this Business which will be recognized in earnings upon completion of the sale. The investment and losses from the Business are included in the All Other segment. This Business is considered a VIE and the related maximum exposure to Seaboard is $1,247,000 at December 31, 2005.

As more fully discussed in Note 13, in the fourth quarter of 2004, Seaboard recognized a $3,592,000 decline in value considered other than temporary in its investment in the Business. See Note 7 for discussion of Seaboard's taxes related to this business. During 2003, the Business went through a troubled debt restructuring as more fully discussed in Note 13.

As discussed in Note 3, during the fourth quarter of 2003, Seaboard sold its equity investment in Fjord, previously accounted for as a non-controlled foreign affiliate.

Seaboard generally is the primary provider of choice for grains and supplies purchased by the non-controlled foreign affiliates primarily conducting grain processing. Sales of grain and supplies to these non-consolidated foreign affiliates included in consolidated net sales for the years ended December 31, 2005, 2004 and 2003 amounted to $232,864,000, $229,422,000 and $148,318,000, respectively.
At December 31, 2005 and 2004, Seaboard had $34,013,000 and $26,762,000, respectively, of investments in and advances to, and $44,459,000 and $48,097,000, respectively, of receivables due from these foreign affiliates.

Combined condensed financial information of the non-controlled, non-consolidated foreign affiliates for their fiscal periods ended within each of Seaboard's years ended, including the operations of affiliates through disposition dates, are as follows:

Commodity Trading and Milling Segment          December 31,
(Thousands of dollars)                    2005     2004     2003

Net sales                             $ 501,972  442,064  329,506
Net income (loss)                     $  19,995    8,450   (1,408)
Total assets                          $ 215,269  202,788  178,458
Total liabilities                     $ 138,670  141,867  120,986
Total equity                          $  76,599   60,921   57,472

Other Businesses                               December 31,
(Thousands of dollars)                    2005     2004     2003

Net sales                             $  28,611   33,230  614,626
Net loss                              $  (7,427)  (8,143) (90,497)
Total assets                          $  45,668   52,827   64,106
Total liabilities                     $  44,266   43,969   49,000
Total equity                          $   1,402    8,858   15,106

Although the balance sheet data for the Other Businesses in 2003 excludes amounts related to Fjord, net sales and net loss for 2003 reflect $571,978,000 and $(77,030,000)
respectively, related to Fjord's operations through the date of disposition.

Note 6

Property, Plant and Equipment

A  summary  of property, plant and equipment at the  end  of each year is as follows:
                                          Useful           December 31,
(Thousands of dollars)                    Lives          2005        2004

Land and improvements                    15 years   $  115,334  $  112,298
Buildings and improvements               30 years      286,057     272,375
Machinery and equipment                  3-20 years    596,257     558,014
Vessels and vehicles                     3-18 years    127,419     111,260
Office furniture and fixtures            5 years        17,679      14,881
Construction in progress                                 8,644       3,075
                                                     1,151,390   1,071,903
Accumulated depreciation and amortization             (524,810)   (468,521)
  Net property, plant and equipment                 $  626,580  $  603,382

As  part  of  the Daily's acquisition during 2005,  Seaboard acquired  approximately $28,800,000 in net  property,  plant
and  equipment, which is included in the table  above.   See
Note 2 for further discussion.

During 2004, Seaboard sold certain hog production facilities for approximately $6,364,000 and entered into a grow finish agreement with the purchaser of the facilities, with a term expiring in 2019. The deferred gain on the sale of $2,822,000 will be amortized over the term of that agreement.

Note 7

Income Taxes

Income taxes attributable to continuing operations for the years ended December 31, 2005, 2004 and 2003 differ from the amounts computed by applying the statutory U.S. Federal income tax rate of 35 percent to earnings (loss) before income taxes for the following reasons:

                                                 Years ended December 31,
(Thousands of dollars)                           2005      2004      2003

Computed "expected" tax expense               $109,484  $ 80,468  $ 15,302
Adjustments to tax expense attributable to:
  Foreign tax differences                      (46,184)  (18,585)   (9,195)
  Tax-exempt investment income                  (1,046)     (221)      (55)
  State income taxes, net of federal benefit     6,202     1,461       407
  Change in valuation allowance                  4,290    (3,540)    4,638
  Repatriation                                  11,586         -         -
  Federal and foreign audit settlements        (26,405)        -         -
  Other                                        (11,777)    2,232     3,650
  Income tax expense before cumulative effect   46,150    61,815    14,747
  Income tax expense - cumulative effect
     of changes in accounting principles             -         -        52
  Total income tax expense                    $ 46,150  $ 61,815  $ 14,799

Earnings before income taxes consists of the following:

                                                 Years ended December 31,
(Thousands of dollars)                           2005      2004      2003

 United States                                $156,551  $120,398  $ (8,271)
 Foreign                                      $156,261  $109,513  $ 54,912
  Total                                       $312,812  $229,911  $ 46,641

The components of total income taxes are as follows:

                                                 Years ended December 31,
(Thousands of dollars)                           2005      2004      2003

Current:
  Federal                                     $ 28,885  $ 16,132  $    517
  Foreign                                        5,578     4,271     2,239
  State and local                                6,314     1,317       136
Deferred:
  Federal                                        1,287    39,249    10,930
  Foreign                                           37         -       531
  State and local                                4,049       846       394
Income tax expense                              46,150    61,815    14,747
Unrealized changes in other comprehensive income (606) 4,329 3,470 Income tax expense - cumulative effect
 of changes in accounting principles                 -         -        52
  Total income taxes                          $ 45,544  $ 66,144  $ 18,269

Components of the net deferred income tax liability at the end of each year are as follows:

                                                            December 31,
(Thousands of dollars)                                     2005      2004
Deferred income tax liabilities:
  Cash basis farming adjustment                         $ 12,418  $ 12,820
  Deferred earnings of foreign subsidiaries                  347     6,966
  Depreciation                                            93,159    92,903
  LIFO                                                    27,054    32,721
  Other                                                    2,423       106
                                                         135,401   145,516
Deferred income tax assets:
  Reserves/accruals                                       20,013    29,117
  Tax credit carryforwards                                 6,533     6,872
  Net operating and capital loss carryforwards            35,076    21,244
                                                          61,622    57,233
Valuation allowance                                       41,227    22,935
  Net deferred income tax liability                     $115,006  $111,218

During the fourth quarter of 2004, President Bush signed into law H.R. 4520, the American Jobs Creation Act ("Act"). The Act is a significant and complicated reform of U.S. income tax law. The Act contains several provisions which will be favorable for Seaboard. Of particular note, the Act repealed the prior law treatment of shipping income as a component of subpart F income. This change allowed Seaboard to avoid current U.S. taxation on its post-2004 shipping income and had a material impact on Seaboard's 2005 and future effective tax rate and cash tax payments. This change decreased income tax expense approximately $30,298,000 for the year ended December 31, 2005.

The Act also allowed Seaboard a one-time election to repatriate permanently invested foreign earnings at a 5.25% effective U.S. income tax rate rather than the statutory 35% rate, if certain domestic reinvestment requirements are met. Management concluded its evaluation of this provision of the Act in the fourth quarter of 2005 and declared and paid a qualifying intercompany dividend of approximately $220,000,000. The dividend was paid from existing cash from foreign operations and by incurring $65,000,000 of new borrowings by a foreign subsidiary (see Note 8 for further discussion). Total taxes resulting from this dividend were approximately $11,586,000, including foreign withholding taxes incurred. Seaboard has not provided for U.S. Federal Income and foreign withholding taxes on $87,572,000 of undistributed earnings from foreign operations as Seaboard intends to reinvest such earnings indefinitely outside of the United States. Determination of the tax that might be paid on these undistributed earnings if eventually remitted is not practicable.

The Act also repealed an export tax benefit and provides for a nine percent deduction on U.S. manufacturing income. Both are phased in over the next five years. Management expects these two changes to largely offset each other in future years.

As a matter of course, Seaboard is regularly audited by federal, state and foreign tax authorities, which may result in adjustments. In the fourth quarter of 2005, the Joint Committee on Taxation (JCT) approved Seaboard's settlement with the Internal Revenue Services (IRS) of its 2000-2002 U.S. Federal Tax Returns. The favorable resolution of these tax issues resulted in a tax benefit of $21,428,000 for items previously reserved. Additionally, in February 2006 Seaboard entered into a Closing Agreement with the Puerto Rican Treasury Department which favorably resolved certain prior years' tax issues. The resolution of these issues resulted in Seaboard recording a tax benefit of $4,977,000 in the fourth quarter of 2005 for items previously reserved. In January 2005, Seaboard agreed to a settlement with the IRS related to a protest for Seaboard's federal income tax returns for 1994 through 1996 resulting in a $14,356,000 tax benefit which was recognized in the fourth quarter of 2004.

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

Seaboard currently has tax holidays in two foreign countries resulting in tax savings of approximately $4,311,000, $3,376,000 and $2,335,000, or $3.43, $2.69 and $1.86 per
diluted earnings per common share for the years ended December 31, 2005, 2004 and 2003, respectively. These tax holidays are set to expire in 2008 in one country and 2012 for the other country.

Management believes Seaboard's future taxable income will be sufficient for full realization of the net deferred tax assets. The valuation allowance relates to the tax benefits from foreign net operating losses and from losses on investments that would be recognized as capital losses. Management does not believe these benefits are more likely than not to be realized due to limitations imposed on the deduction of these losses. In the event Seaboard generates sufficient capital gains to utilize the capital losses, a tax benefit will be recognized. At December 31, 2005, Seaboard had foreign net operating loss carryforwards (NOLs) of approximately $26,231,000, a portion of which expire in varying amounts between 2006 and 2009, and others that have indefinite expiration periods. At December 31, 2005, Seaboard had federal capital loss carryforwards of approximately $25,270,000 expiring in varying amounts in 2007 and 2008.

At December 31, 2005, Seaboard had state tax credit carry forwards of approximately $6,078,000 which may carry forward indefinitely. As discussed more fully in Note 12, during fiscal 2005, Seaboard filed tax returns utilizing NOLs that were available to use from its Parent Company pursuant to an earlier agreement. The Company issued shares of common stock to its Parent Company in exchange for the NOLs.

Note 8

Notes Payable and Long-term Debt

Notes payable amounting to $92,938,000 and $1,789,000 at December 31, 2005 and 2004, respectively, consisted of obligations due banks on demand, within one year, or based on Seaboard's ability and intent to repay within one year. As a result of the one time qualifying foreign intercompany dividend paid as discussed in Note 7, during December 2005 Seaboard entered into a new two-year committed credit facility totaling $50,000,000 and a new $50,000,000 uncommitted credit line for a foreign subsidiary in the Commodity Trading and Milling segment. In addition, Seaboard entered into a new $25,000,000 uncommitted credit facility to finance the working capital needs of a foreign subsidiary in the Commodity Trading and Milling Segment. Also, during October 2005, Seaboard reduced its domestic five year committed credit facility from $200,000,000 to $100,000,000 as a result of the current levels of domestic cash and short-term investments held by Seaboard. Also, during the second quarter of 2005, Seaboard allowed a $20,000,000 committed line of credit to expire and also cancelled its $95,000,000 subsidiary credit facility. At December 31, 2005, Seaboard had committed lines totaling $150,000,000 and uncommitted lines totaled approximately $79,926,000. Borrowings outstanding under committed and uncommitted lines as of December 31, 2005, totaled $50,000,000 and $42,938,000, respectively. The $50,000,000 borrowing under the two-year committed line is classified in current liabilities at December 31, 2005 as Seaboard has the ability and intent to repay such borrowings during the next year. At December 31, 2005, Seaboard's borrowing capacity under its committed lines was reduced by letters of credit
(LCs) totaling $56,521,000, including $42,688,000 of LCs for Seaboard's outstanding Industrial Development Revenue Bonds (IDRBs) and $13,158,000 related to insurance coverages. The weighted average interest rates for outstanding notes payable were 5.39% and 11.26% at December 31, 2005 and 2004, respectively. The 2004 average interest rates primarily reflects only foreign subsidiaries local borrowings under uncommitted lines as there were no amounts outstanding under Seaboard's domestic committed or uncommitted lines.

The  notes  payable  to  banks under the  credit  lines  are
unsecured.   The lines of credit do not require compensating
balances.   Facility  fees  on  these  agreements  are   not
material.

A  summary of long-term debt at the end of each year  is  as follows:
                                                  December 31,
(Thousands of dollars)                           2005      2004

Private placements:
 6.49% senior notes, due 2005                          $      -   $ 20,000
 7.88% senior notes, due 2005 through 2007               50,000     75,000
 5.80% senior notes, due 2005 through 2009               26,000     32,500
 6.21% senior notes, due 2009                            38,000     38,000
 6.21% senior notes, due 2006 through 2012                7,500      7,500
 6.92% senior notes, due 2012                            31,000     31,000

Industrial Development Revenue Bonds, floating rates
 (3.60% at December 31, 2005) due 2014 through 2027      41,800     41,800

Bank debt, 5.79% - 8.58%, due 2006 through 2010          61,710     69,397

Foreign subsidiary obligations, 2.00% - 17.50%, due 2006
through 2010                                              3,276      4,762

Foreign subsidiary obligation, floating rate due 2006       311        314

Capital lease obligations and other                       2,881      3,038
                                                        262,478    323,311
Current maturities of long-term debt                    (61,415)   (60,756)

 Long-term debt, less current maturities               $201,063   $262,555

Of the 2005 foreign subsidiary obligations, $2,027,000 is denominated in CFA francs, $927,000 is payable in Argentine pesos, and the remaining $633,000 is denominated in Mozambique metical. Of the 2004 foreign subsidiary obligations, $2,396,000 is denominated in CFA francs, $1,908,000 is payable in Argentine pesos and the remaining $772,000 is denominated in Mozambique metical.

Seaboard consolidates certain limited liability companies deemed to be VIEs. As a result, bank debt totaling $27,918,000 and $29,837,000 as of December 31, 2005 and
2004, respectively, is included in the table above. This bank debt is collateralized by fixed assets totaling $27,834,000 as of December 31, 2005. The weighted average interest rates were 7.54% at December 31, 2005 and 2004, respectively.

At December 31, 2005, hog production facilities and equipment with a depreciated cost of $59,323,000 secured bank debt. At December 31, 2005, Argentine land, sugar production facilities and equipment with a depreciated cost of $4,467,000 secured certain foreign subsidiary obligations.

During 2004, Seaboard used $1,289,000 of unexpended bond proceeds held in trust to redeem a portion of and pay interest on the related industrial development revenue bonds
(IDRBs).

The terms of the note agreements pursuant to which the senior notes, IDRBs, bank debt and credit lines were issued require, among other terms, the maintenance of certain ratios and minimum net worth, the most restrictive of which requires consolidated funded debt not to exceed 50% of consolidated total capitalization; an adjusted leverage ratio of less than 3.5 to 1.0; requires the maintenance of consolidated tangible net worth, as defined, of not less than $507,000,000 plus 25% of cumulative consolidated net income beginning October 2, 2004; limits aggregate dividend payments to $10.0 million plus 50% of consolidated net income less 100% of consolidated net losses beginning January 1, 2002 plus the aggregate amount of Net Proceeds of Capital Stock for such period ($240,423,000 as of
December 31, 2005) or $15,000,000 per year under certain circumstances; limits the sum of subsidiary indebtedness and priority indebtedness to 10% of consolidated tangible net worth; and limits Seaboard's ability to acquire investments and sell assets under certain circumstances. Seaboard is in compliance with all restrictive debt covenants relating to these agreements as of December 31, 2005.

Annual maturities of long-term debt at December 31, 2005 are
as  follows:   $61,415,000  in 2006,  $63,264,000  in  2007,
$11,981,000 in 2008, $47,285,000 in 2009, $2,002,000 in 2010
and $76,531,000 thereafter.

Note 9

Derivatives and Fair Value of Financial Instruments

Financial instruments consisting of cash and cash equivalents, net receivables, notes payable, and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of the instruments.

The cost and fair values of investments and long-term debt at December 31, 2005 and 2004 are presented below.

December 31,                       2005                    2004
(Thousands of dollars)       Cost    Fair Value      Cost    Fair Value

Short-term investments    $377,617    $377,874    $119,259    $119,259
Long-term debt             262,478     259,990     323,311     327,288

The fair value of the short-term investments is based on quoted market prices at the reporting date for these or similar investments. The fair value of long-term debt is determined by comparing interest rates for debt with similar terms and maturities.

Commodity Instruments

Seaboard uses various grain, meal, hog, pork bellies and fuel oil futures and options to manage its exposure to price fluctuations for raw materials and other inventories, finished product sales and firm sales commitments. However, due to the extensive record-keeping required to designate the commodity derivative transactions as hedges for accounting purposes, Seaboard marks to market its commodity futures and options primarily as a component of cost of sales. Management continues to believe its commodity futures and options are primarily economic hedges although they do not qualify as hedges for accounting purposes. Since these derivatives are not accounted for as hedges, fluctuations in the related commodity prices could have a material impact on earnings in any given year. From time to time, Seaboard may enter into speculative derivative transactions related to its market risks.

At December 31, 2005 and 2004, Seaboard had open net contracts to (sell) and purchase (1,511,616) and 7,553,000 bushels of grain with fair values of $3,715,000 and
$(383,000),  respectively, and 61,800  and  98,600  tons  of soybean meal with fair values of $(904,000) and $(1,592,000), respectively, included with other accrued financial derivative liabilities or current assets on the Consolidated Balance Sheets. In addition, at December 31, 2005 Seaboard also had net contracts to sell 440,000 pounds of hogs with a fair value of $39,000 and contracts to buy 720,000 pounds of pork bellies with a fair value of $(26,000). At December 31, 2004 Seaboard also had contracts to sell 2,100,000 pounds of soybean oil with a fair value of $11,000, and purchase 1,500 tons on fuel oil with a fair value of $(52,000). For the years ended December 31, 2005, 2004 and 2003 Seaboard realized net gains (losses) of
$(1,156,000),  $(11,886,000),  and  $4,882,000  related   to
commodity contracts, primarily included in cost of sales on the Consolidated Statements of Earnings.

Foreign currency exchange agreements

Seaboard enters into foreign currency exchange agreements to manage the foreign currency exchange rate risk with respect to certain transactions denominated in foreign currencies, primarily related to its commodity trading business. Prior to January 1, 2005 Seaboard accounted for its currency exchange hedges of firm commitments and trade receivables from third parties as fair value hedges through December 31, 2004. Exchange agreements related to firm commitments and receivables from foreign affiliates were accounted for as cash flow hedges through December 31, 2004. For foreign currency exchange agreements designated as fair value hedges, the derivative gains and losses were recognized in operating income for 2004 and 2003 along with the change in fair value of the related contract through December 31, 2004. For foreign currency exchange agreements designated as cash flow hedges, the derivative gains and losses are included as a component of other comprehensive income until the underlying contract was recorded. As discussed in Note 1, as of January 1, 2005, Seaboard discontinued accounting for the foreign currency exchange agreements as hedges for all new agreements entered into by the commodity trading business. As a result, for 2005 the change in value of only the foreign exchange agreements are marked to market as a component of cost of sales on the Consolidated Statements of Earnings and are included on other current assets or accrued financial derivatives liabilities on the Consolidated Balance Sheets as of December 31, 2005 and 2004. The change in value of third party firm commitments are included in other current assets or accrued financial derivative liabilities on the Consolidated Balance Sheets as of December 31, 2004. The net gains and losses recognized in the Consolidated Statements of Earnings from the exchange agreements were not material for the year ended December 31, 2005. The net gains and losses recognized in the
Consolidated Statements of Earnings from the exchange agreements and related firm commitments were not material for the year ended December 31, 2004 and 2003.

At December 31, 2005, Seaboard had trading foreign exchange contracts (receive $U.S./pay South African Rand (ZAR)) to cover its firm sales commitments and trade receivables with notional amounts of $56,596,000 with a fair value of ($1,046,000) included in accrued financial derivative liabilities on the Consolidated Balance Sheet.

At December 31, 2005 and 2004, Seaboard had trading foreign exchange contracts (receive $U.S./pay ZAR) to cover various foreign currency working capital needs for notional amounts of $1,259,000 and $21,709,000, respectively, with fair values of $(11,000) and $90,000.

At December 31, 2004, Seaboard had hedged ZAR denominated firm sales contracts and trade receivables from third parties with historical values totaling $72,237,000 with changes in fair values of $6,421,000, respectively. To hedge the change in value of these firm contracts and trade receivables, Seaboard entered into agreements to exchange $72,237,000 of contracts denominated in ZAR, with derivative fair values of $(6,505,000).

At December 31, 2004, Seaboard had hedged Euro denominated sales contracts and trade receivables from third parties totaling $779,000 with changes in fair value of $30,000. To hedge the changes in values of the firm contracts and receivables, at December 31, 2004 Seaboard had open agreements to exchange $778,000 of contracts denominated in Euros with derivative fair values of $(30,000).

At December 31, 2004, Seaboard had ZAR denominated firm sales contracts with a foreign affiliate with historical values totaling $4,530,000, and changes in fair values of $188,000. To hedge the change in value of these contracts, Seaboard entered into agreements to exchange $4,530,000 of contracts denominated in ZAR with derivative fair values of $(188,000), which are included as a component of other comprehensive income at December 31, 2004.

Interest Rate Exchange Agreements

Seaboard entered into interest rate exchange agreements which involve the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to mitigate the effects of fluctuations in interest rates on variable rate debt. At December 31, 2005 and 2004, deferred gains on prior year's terminated interest rate exchange agreements (net of tax) totaled $350,000 and $551,000, respectively, relating to swaps that hedged variable rate debt. This amount is included in accumulated other comprehensive loss on the Consolidated Balance Sheets. For each of the years ended December 31, 2005, 2004 and 2003, interest rate exchange agreements accounted for as hedges decreased interest expense by $329,000 resulting from amortization of terminated proceeds.

At December 31, 2005 and 2004 Seaboard had five, ten-year interest rate exchange agreements outstanding that are not paired with specific variable rate contracts, whereby Seaboard pays a stated fixed rate and receives a variable rate of interest on a total notional amount of $150,000,000. While Seaboard has certain variable rate debt, these interest rate exchange agreements do not qualify as hedges for accounting purposes. At December 31, 2005 and 2004, the fair values of these contracts totaled $(5,311,000) and $(12,354,000), respectively, and are included in accrued financial derivative liabilities on the Consolidated Balance Sheets. For the years ended December 31, 2005, 2004, and 2003 the net gain (loss) for interest rate exchange agreements not accounted for as hedges were $2,996,000, $(4,597,000) and $(2,296,000), respectively, and are included in miscellaneous, net in the Consolidated Statements of Earnings. Included in the gains and losses for  2005,  2004  and 2003 are net payments  of  $4,047,000,
$6,403,000  and $6,155,000, respectively, during 2005,  2004 and 2003 for the difference between the fixed rate paid and variable rate received on these contracts.

Note 10

Employee Benefits

Seaboard maintains a defined benefit pension plan (the Plan) for its domestic salaried and clerical employees. The Plan generally provides eligibility for participation after one year of service upon attaining the age of 21. Benefits are generally based upon the number of years of service and a percentage of final average pay. Seaboard has historically based pension contributions on minimum funding standards to avoid the Pension Benefit Guaranty Corporation variable rate premiums established by the Employee Retirement Income
Security Act of 1974. However, because of Seaboard's liquidity position, in December 2004 Seaboard made a $14,250,000 special contribution approximately equal to the maximum deductible amount, resulting in an over-funding of the Plan. As a result, management did not make any contributions to the Plan during 2005. As a result of its current liquidity and tax positions, in February 2006 Seaboard made a contribution of $3,811,000 which was the maximum deductible contribution allowed for the 2005 plan year. An additional contribution may be made during 2006 for the 2006 plan year but such amount is not yet known.

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

                                        Actual Plan Composition at December 31,
                        Target Percentage
                         of Portfolio              2005         2004

Domestic Large Cap Equity     35%                   36%          35%
Domestic Small and Mid Cap
  Equity                      15%                   14%          16%
International Equity          15%                   16%          16%
Domestic Fixed Income         35%                   34%          33%

Seaboard also sponsors non-qualified, unfunded supplemental executive plans. On November 5, 2004, Seaboard amended its Executive Retirement Plan, which provides a supplemental retirement benefit to officers and certain key employees of Seaboard and its subsidiaries, to conform the benefit calculation to the Plan discussed above by changing the methodology for calculating the benefit to a percentage of final average pay for all years of service. The amendment also changes the normal form of the benefit to a lump sum payment, provided the employee has at least 5 years of service after the plan amendment was adopted. While this amendment has no effect on the 2004 net periodic benefit cost, it increased unrecognized prior service cost by
$8,697,000 and increased 2005 net periodic benefit cost by $599,000. The unamortized prior service cost is being amortized over the average remaining working lifetime of the active participants for this plan.

Assumptions used in determining pension information for the plans were:

                                                   Years ended December 31,
                                                2005        2004         2003
Weighted-average assumptions
 Discount rate used to determine obligations   5.50%       6.00%        6.25%
 Discount rate used to determine net periodic
  benefit cost                                 6.00%       6.25%        6.75%
 Expected return on plan assets                7.50%       8.25%        8.45%
 Long-term rate of increase in compensation
  levels                                    4.00-5.00%  4.00-5.00%   4.00-5.00%

Management changed its assumptions basis for the discount rate and excepted return on plan assets beginning in 2005 to more accurately reflect its own estimated benefit payments and specific past history. The change in assumptions did not have a material impact on the results of operation for 2005. For 2005, management selected the discount rate based on Moody's year-end published Aa corporate bond yield, rounded to the nearest quarter percentage point. For 2004 and 2003, management selected the discount rate based on Moody's year-end published Aa corporate bond yield plus 25 basis points. The expected return on Plan assets assumption is based on the weighted average of asset class expected returns that are consistent with historical returns. For 2005 the assumed rate was selected to match the 50th percentile rounded to the nearest quarter percentage point of model-based results that reflect the Plan's asset allocation. For 2004 and 2003 the assumed rate was selected to fall between the 50th and 75th percentiles rounded to the nearest quarter percentage point. The measurement date for the Plan is December 31. The unrecognized net actuarial losses are amortized over the average remaining working lifetime of the active participants for these plans.

The changes in the plans' benefit obligations and fair value of assets for the Plan and other plans for the years ended December 31, 2005 and 2004, and a statement of the funded status as of December 31, 2005 and 2004 are as follows:

December 31                        2005                        2004
                       Assets exceed  Accumulated  Assets exceed  Accumulated
                        Accumulated     benefits    Accumulated     benefits
(Thousands of dollars)    Benefits   exceed assets    Benefits   exceed assets

Reconciliation of benefit obligation:
 Benefit obligation at
  beginning of year       $53,118       $ 21,871      $47,401      $ 12,633
 Service cost               2,497          1,219        2,203           923
 Interest cost              3,136          1,270        2,925           694
 Actuarial gains (losses)   3,812          1,457        2,277          (959)
 Benefits paid             (1,560)          (141)      (1,688)         (116)
 Plan amendments                -              -            -         8,696
  Benefit obligation at
   end of year             61,003         25,676       53,118        21,871

Reconciliation of fair value of plan assets:
 Fair value of plan assets
  at beginning of year     55,896              -       33,194             -
 Actual return on plan
  assets                    3,047              -        4,378             -
 Employer contributions         -            141       20,012           116
 Benefits paid             (1,560)          (141)      (1,688)         (116)
 Fair value of plan assets
  at end of year           57,383              -       55,896             -

Funded status              (3,620)       (25,676)       2,778       (21,871)
Unrecognized transition
 obligation                     -             97           82           113
Unamortized prior service
 cost                        (389)         8,097         (527)        8,697
Unrecognized net actuarial
 losses                    16,939          4,865       12,619         3,463
 Prepaid (accrued) benefit
  cost                    $12,930       $(12,617)     $14,952      $ (9,598)

The   accumulated  benefit  obligation  for  the  Plan   was
$57,342,000 and $47,286,000 and for the other plans was $17,763,000 and $14,816,000 at December 31, 2005 and 2004,
respectively.

Amounts recognized in the Consolidated Balance Sheets as of December 31, 2005 and 2004 consist of:

December 31                        2005                        2004
                       Assets exceed  Accumulated  Assets exceed  Accumulated
                        Accumulated     benefits    Accumulated    benefits
(Thousands of dollars)    Benefits   exceed assets    Benefits   exceed assets

Prepaid benefit cost      $12,930       $      -      $14,952      $      -
Accrued benefit liability     -          (17,866)           -       (14,926)
Intangible asset              -            5,249            -         5,328
 Prepaid (accrued) benefit
  cost                    $12,930       $(12,617)     $14,952      $ (9,598)

The net periodic benefit cost of these plans was as follows:

                                                Years ended December 31,
(Thousands of dollars)                      2005         2004          2003

Components of net periodic benefit cost:
 Service cost                           $  3,716      $ 3,126      $  2,892
 Interest cost                             4,406        3,619         3,407
 Expected return on plan assets           (4,115)      (2,873)       (2,128)
 Amortization and other                    1,176          729           913
 Net periodic benefit cost              $  5,183      $ 4,601      $  5,084

Expected future net benefit payments for all plans during each of the next five years and in aggregate for the five year period beginning with the sixth year are as follows:
$3,807,000,  $8,220,000, $3,220,000, $3,286,000, $4,008,000,
and $24,301,000, respectively.

Seaboard also has certain individual, non-qualified, unfunded supplemental retirement agreements for certain executive employees. Pension expense for these agreements was $634,000, $666,000 and $697,000 for the years ended
December 31, 2005, 2004 and 2003, respectively. Included in other liabilities at December 31, 2005 and 2004 is $11,309,000 and $10,362,000, respectively, representing the accrued benefit obligation for these agreements. As of December 31, 2005 and 2004, the unrecognized pension cost related to these agreements of $1,706,986 and $615,000, respectively, was included in accumulated other comprehensive loss, net of related tax. During the next five years and for the aggregate five year period beginning with the sixth year, management expects future net benefits payments under these agreements to be $791,000, $1,192,000, $1,182,000, $1,170,000, $1,156,000, and $5,527,000,
respectively.

Seaboard participates in a multi-employer pension fund, which covers certain union employees under a collective bargaining agreement. Seaboard is required to make contributions to this plan in amounts established under the collective bargaining agreement. Contribution expense for this plan was $452,000, $346,000 and $321,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The applicable portion of the total plan benefits and net assets of this plan is not separately identifiable although in 2005 Seaboard received notice the pension fund is under funded. Seaboard could, under certain circumstances, be liable for unfunded vested benefits or other expenses of this jointly administered union plan. The plan's administrators do not provide sufficient information to enable Seaboard to determine its share, if any, of unfunded vested benefits. As a result, Seaboard has not established any liabilities for potential future withdrawal as such withdrawal from this plan is not probable.

Seaboard maintains a defined contribution plan covering most of its domestic salaried and clerical employees. Seaboard primarily contributes to the plans an amount equal to 100% of employee contributions up to a maximum of 3% of employee compensation. Employee vesting is based upon years of service with 20% vested after one year of service and an additional 20% vesting with each additional complete year of service for the significant plan. Contribution expense for this plan was $1,604,000, $1,445,000 and $1,471,000 for the years ended December 31, 2005, 2004 and 2003, respectively. In addition, Seaboard maintains a defined contribution plan covering most of its hourly, non-union employees and in 2005 assumed responsibility for and sponsorship of two defined contribution plans covering most of Daily's employees. Contribution expense for these plans was $440,000, $250,000 and $223,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Seaboard has an Investment Option Plan which allowed certain employees to reduce their compensation in exchange for options to buy shares of certain mutual funds and/or pooled separate accounts. However, as a result of U.S. tax legislation passed in October 2004, reductions to compensation earned after 2004 is no longer allowed. The exercise price for each investment option is established based upon the fair market value of the underlying investment on the date of grant. Seaboard contributed to the plan based on 3% of the employees' reduced compensation. Seaboard's expense for this plan, which primarily includes amounts related to the change in fair value of the underlying investment accounts, was $1,433,000, $1,602,000 and $2,127,000 for the years ended December 31, 2005, 2004 and 2003, respectively. Included in other liabilities at December 31, 2005 and 2004 are $15,250,000 and $11,896,000,
respectively, representing the market value of the payable to the employees upon exercise. In conjunction with this plan, Seaboard purchased the specified number of units of the employee-designated investment plus the option price. These investments are treated as trading securities and are stated at their fair market values. Accordingly, as of December 31, 2005 and 2004, $19,094,000 and $15,103,000 were included in other current assets on the Consolidated Balance Sheets. Investment income related to the mark-to-market of these investments for 2005, 2004, and 2003 totaled $1,376,000, $1,537,000 and $2,061,000, respectively.

Note 11

Commitments and Contingencies

Seaboard Foods LP (Seaboard Foods) reached an agreement in 2002 to settle litigation brought by the Sierra Club. Under the terms of the settlement, Seaboard Foods conducted an investigation at three farms. Based on the investigation, it has been determined that two farms do not require any corrective action. The investigation at the one remaining farm concluded that the lagoon at this farm is a likely source of elevated nitrates in the ground water.

Seaboard Foods advised the Oklahoma Department of Agriculture, Food & Forestry as to this fact, and is in the process of getting approval for and making the necessary corrective action, which will include constructing a replacement lagoon. The cost of the lagoon and any other implications is not known with certainty, but the cost is expected to be approximately $1,500,000. Seaboard Foods has given notice to PIC International Group, Inc. (PIC) as to its right to indemnification from any loss as a result of the lagoon. To date, PIC has declined to provide indemnification.

Seaboard Foods is subject to regulatory actions and an investigation by the United States Environmental Protection Agency and the State of Oklahoma. One such action involves five properties utilized in Seaboard Foods' hog production operations which were purchased from PIC. Seaboard Foods has undertaken an extensive investigation, and has had significant discussions with the EPA and the State of Oklahoma, proposing to take a number of corrective actions with respect to the farms, and one additional farm, in order to attempt to settle the actions.

Originally, the EPA advised Seaboard Foods that any such settlement must include a civil fine of $1,200,000, but the EPA has since reduced the amount of its demand for a civil penalty to $305,000. Seaboard Foods believes that the EPA has no authority to impose a civil fine, but settlement discussions are continuing.

A tentative verbal settlement has been reached with the State of Oklahoma which would require Seaboard Foods to pay a fine of $100,000 and to undertake agreed-upon supplemental environmental projects at a cost of $80,000. The settlement is subject to the final terms being agreed to and the approval of the Oklahoma Board of Agriculture. Irrespective of the settlement, Seaboard Foods has completed, or is in the process of completing, many of the proposed corrective actions at the relevant farms.

PIC is indemnifying Seaboard Foods with respect to the action pursuant to an indemnification agreement which has a $5,000,000 limit. To date, the $5,000,000 limit has not been exceeded. If the tentative settlement with the State of Oklahoma is agreed to, the estimated cumulative costs which will be expended will total approximately $6,900,000, not including the additional legal costs required to negotiate the settlement or the penalties demanded by the EPA and tentatively agreed to with the State of Oklahoma. If the measures taken pursuant to the settlement are not effective, other measures with additional costs may be required. PIC has advised Seaboard Foods that it is not responsible for the costs in excess of $5,000,000. Seaboard Foods disputes PIC's determination of the costs to be included in the calculation to determine whether the $5,000,000 limit will be exceeded, and believes that the costs to be considered are less than $5,000,000, such that PIC is responsible for all such costs and penalties, except for approximately $180,000 of estimated costs that would be incurred over 5 years subsequent to the settlement for certain testing and sampling. Seaboard Foods has agreed to conduct such testing and sampling as part of the sampling it conducts in the normal course of operations, and believes that the incremental costs incurred to conduct such testing and sampling will be less than $180,000. Seaboard Foods also believes that a more general indemnity agreement would require indemnification of liability in excess of $5,000,000 (excluding the estimated $180,000 cost for testing and sampling), although PIC disputes this.

During the fourth quarter, Seaboard's subsidiary, Seaboard Marine, received a notice of violation letter from U.S. Customs and Border Protection demanding payment of a significant penalty for an alleged failure to manifest narcotics in connection with Seaboard Marine's shipping operations, in violation of a federal statute and regulation. Seaboard is in the process of responding to the allegations and cannot currently estimate a possible range of loss, however, management believes that the resolution of the matter will not have any material adverse effect on the financial position of Seaboard.

Seaboard is subject to various other legal proceedings related to the normal conduct of its business, including various environmental related actions. In the opinion of management, none of these actions is expected to result in a judgment having a materially adverse effect on the consolidated financial statements.

Contingent Obligations

Certain of the non-consolidated affiliates and third party contractors who perform services for Seaboard have bank debt supporting their underlying operations. From time to time, Seaboard will provide guarantees of that debt allowing a lower borrowing rate or facilitating third party financing in order to further business objectives. Seaboard does not issue guarantees of third parties for compensation. The following table sets forth the terms of guarantees as of December 31, 2005.

Guarantee beneficiary                      Maximum exposure       Maturity

Foreign non-consolidated affiliate grain     $  712,000         Annual renewal
processor - Uganda

Foreign non-consolidated affiliate food      $  400,000           August 2006
product distributor - Ecuador

Various hog contract growers                 $1,572,000         Annual renewal

Seaboard guaranteed a bank borrowing for a subsidiary of a foreign affiliate grain processor in Kenya, Unga Holdings
Limited (Unga), a nonconsolidated milling affiliate, to facilitate bank financing used for the rehabilitation and expansion of a milling facility in Uganda. This guarantee was a part of the original purchase agreement with Unga when Seaboard first invested in this company in 2000. The guarantee can be drawn upon in the event of non-payment of a bank borrowing by Unga. While the guarantee may be cancelled by Seaboard annually, the bank has the right to draw on the guarantee in the event it is advised that the guarantee will be cancelled. The guarantee renews annually until the debt expires in 2007. Unga Holdings has provided a reciprocal guarantee to Seaboard. As of December 31, 2005, $543,000 was outstanding related to this guarantee.

The non-consolidated affiliate food product distributor in Ecuador purchases certain products from a U.S. domiciled vendor. Seaboard has guaranteed the payments for these purchases in order to secure normal credit terms for this affiliate.

Seaboard has guaranteed a portion of the bank debt for certain farmers, which debt proceeds were used to construct facilities to raise hogs for Seaboard's Pork segment. The guarantees enabled the farmers to obtain favorable financing terms. These bank guarantees renew annually until the underlying debt is fully repaid in 2013-2014. The maximum exposure to Seaboard from these guarantees is $1,572,000.

Seaboard has not accrued a liability for any of the third party or affiliate guarantees as management considers the likelihood of loss to be remote.

As of December 31, 2005, Seaboard had outstanding $57,283,000 of letters of credit (LCs) with various banks. Included in this amount are LCs that reduced Seaboard's borrowing capacity under its committed credit facilities as discussed in Note 8 totaling $42,688,000 which support the IDRBs included as long-term debt and $13,158,000 of LCs related to insurance coverages.

Commitments

As   of   December  31,  2005  Seaboard  had  various   firm
noncancelable purchase commitments and commitments under other agreements, arrangements and operating leases as described in the table below.

Purchase commitments            Years ended December 31,
(Thousands of dollars)       2006   2007   2008   2009   2010Thereafter

Hog procurement contracts $111,919 $ 75,152 $      -  $     -  $     - $      -

Grain and feed ingredients  30,603        -        -        -        -        -

Grain purchase contracts
 for resale                 77,669        -        -        -        -        -

Fuel purchase contract      13,412        -        -        -        -        -

Equipment purchases
  and facility improvements  1,623        -        -        -        -        -

Other purchase commitments   2,356        -        -        -        -        -

Total firm purchase
 commitments               237,582    5,152        -        -        -        -

Vessel time-charter
 arrangements               65,080   27,588    6,009        -        -        -

Contract grower finishing
 agreements                 11,996   11,938   11,894   11,862   11,860   72,672

Other operating lease
 payments                    8,996    7,561    5,803    2,161    2,105    6,196

Total unrecognized firm
 commitments              $323,654 $122,239 $ 23,706 $ 14,023 $ 13,965 $ 78,868

Seaboard has contracted with third parties for the purchase of live hogs to process at its pork processing plant and has entered into grain and feed ingredient purchase contracts to support its live hog operations. The commitment amounts included in the table are based on projected market prices as of December 31, 2005. During 2005, 2004 and 2003, this segment paid $182,386,000, $177,107,000 and $155,012,000, respectively for live hogs purchased under contracts.

The Commodity Trading and Milling segment enters into grain purchase contracts primarily to support firm sales commitments. These contracts are valued based on projected commodity prices as of December 31, 2005. This segment also has short-term freight contracts in place for delivery of future grain sales.

The Power segment has entered into a contract for the supply of substantially all fuel required through June 2006 at market-based prices. The fuel commitment shown above reflects the average price per barrel at December 31, 2005 for the minimum number of barrels specified in the agreement.

The Marine segment enters into contracts to time-charter vessels for use in its operations. Historically, these commitments have been short-term. However, as a result of increased demand for vessels and increasing charter-hire rates, this segment has entered into long-term commitments ranging from one to three years. In addition to its long-term lease agreements, the short-term time-charter contracts of $591,500 for 2006 are included above in vessel time-charter arrangements. This segment's charter hire expenses during 2005, 2004 and 2003 totaled $76,668,000, $51,064,000 and $47,533,000, respectively.

To support the operations of the Pork segment, Seaboard has contract grower finishing agreements in place with farmers to raise a portion of Seaboard's hogs according to Seaboard's specifications under long-term purchase contracts. Under the terms of the agreements, additional payments would be required if the grower achieves certain performance standards. The contract grower finishing obligations shown above do not reflect these incentive payments which, given current operating performance, total approximately $1,500,000 per year. In the event the farmer is unable to perform at an acceptable level, Seaboard has the right to terminate the contract. During the years ended 2005, 2004 and 2003, Seaboard paid $12,970,000, $10,099,000 and $5,981,000, respectively under contract grower finishing agreements.

Seaboard also leases various facilities and equipment under noncancelable operating lease agreements. Rental expense for operating leases, including payments made under the Facility Agreements prior to adoption of FIN 46R in 2003, amounted to $9,314,000, $8,761,000 and $7,237,000 in 2005,
2004 and 2003, respectively.

Note 12

Stockholders' Equity and Accumulated Other Comprehensive Loss

In a 2002 transaction (the Transaction) between Seaboard and its parent company, Seaboard Flour LLC (the Parent Company), Seaboard effectively repurchased shares of its common stock owned by the Parent Company in return for repayment of all indebtedness owed by the Parent Company to Seaboard. As a part of the Transaction, the Parent Company transferred to Seaboard rights to receive possible future cash payments from a subsidiary of the Parent Company and the benefit of other assets owned by that subsidiary. Seaboard also received tax NOLs which allow Seaboard to reduce the amount of future income taxes it otherwise would pay. To the extent Seaboard receives cash payments as a result of the transferred rights or reduces its federal income taxes payable by utilizing the NOLs, Seaboard agreed to issue to the Parent Company new shares of common stock with a value equal to the cash received and/or the NOLs utilized. The value of the common stock for purposes of determining the number of shares issued is equal to the ten day rolling average closing price, determined as of the twentieth day prior to the issue date. The maximum number of shares of common stock which may be issued to the Parent Company under the Transaction is capped at 232,414.85, the number of shares which were originally purchased from the Parent Company.

On September 15, 2005, Seaboard filed tax returns utilizing the NOLs resulting in reducing its federal income tax by $8,317,000. Based on terms of the Transaction, the price of the shares of Seaboard's common stock to be issued to the Parent Company is equal to the ten day rolling average closing price prior to October 1, 2005, which was $1,317.44. This resulted in Seaboard issuing 6,313.34 shares to Parent Company on November 3, 2005. As of December 31, 2005, Seaboard had not received any cash payments from the subsidiary of its Parent Company. The right to receive such payments expires September 17, 2007.

As all contingencies regarding the issuance of the shares to the Parent Company were resolved as of October 1, 2005, the weighted average number of shares presented below reflect such shares as outstanding for one day in the third quarter and the entire period in the fourth quarter for the basic earnings per share calculation and for the entire third and fourth quarter for the diluted earnings per share calculation. The following table reconciles the number of shares utilized in the earnings per share calculations:

                                        Years ended December 31,
                                       2005        2004      2003
Weighted-average number of shares

Common shares - basic               1,256,645   1,255,054  1,255,054

Effect of dilutive securities

Stock issuance to Parent                1,557           -          -

Common shares - diluted             1,258,202   1,255,054  1,255,054

As discussed in Note 2, as a result of issuing a 4.74% equity interest in Seaboard Foods LP in connection with the acquisition of Daily's during 2005, the difference between the fair value of this equity interest compared to the book value was recorded as additional paid-in capital in the amount of $13,263,000.

The components of accumulated other comprehensive loss, net of related taxes, are summarized as follows:


                                                  Years ended December 31,
(Thousands of dollars)                           2005       2004       2003

Cumulative foreign currency translation
 adjustment                                   $(53,229)  $(53,986)  $(56,490)
Unrealized gain on investments                     928        257         14
Unrecognized pension cost                       (1,041)      (375)    (5,772)
Net unrealized loss on cash flow hedges            (33)      (188)       (30)
Deferred gain on interest rate swaps               350        551        751

  Accumulated other comprehensive loss        $(53,025)  $(53,741)  $(61,527)

The foreign currency translation adjustment primarily represents the effect of the Argentine peso currency exchange fluctuation on the net assets of the Sugar and Citrus segment. When the Argentine government lifted the one to one parity of the peso to the U.S. dollar at the end of 2001, the peso lost significant value against the dollar. At December 31, 2005, the Sugar and Citrus segment has $92,780,000 in net assets denominated in Argentine pesos and $7,930,000 in net assets denominated in U.S. dollars in Argentina.

With the exception of the provision related to the foreign currency translation gains and losses discussed above, which are taxed at a 35% rate, income taxes for components of accumulated other comprehensive loss were recorded using a 39% effective tax rate.

Note 13

Segment Information

Seaboard Corporation had five reportable segments through December 31, 2005: Pork, Commodity Trading and Milling, Marine, Sugar and Citrus, and Power, each offering a specific product or service. Seaboard determined its segments based on information provided to the chief operating decision maker which is used to determine allocation of resources and assess performance. Each of the five main segments is separately managed and each was started or acquired independent of the other segments. The Pork segment produces and sells fresh, frozen and further processed pork products to further processors, foodservice outlets, grocery stores and other retail outlets, and other distributors throughout the United States, and to Japan and to certain other foreign markets. The Commodity Trading and Milling segment internationally markets wheat, corn, soybean meal and other commodities in bulk to third party customers and to non-consolidated foreign affiliates, and operates flour, maize and feed mills in foreign countries.

The Marine segment, based in Miami, Florida, provides containerized cargo shipping services between the United States, the Caribbean Basin, and Central and South America. The Sugar and Citrus segment produces and processes sugar and citrus in Argentina primarily to be marketed locally. The Power segment operates as an unregulated independent power producer in the Dominican Republic generating power from a system of diesel engines mounted on two barges. Revenues for the All Other segment are primarily derived from the jalapeno pepper processing and domestic trucking transportation operations.

The Pork segment derives between ten to fifteen percent of its revenues from three customers in Japan through one agent. In addition, approximately all of its hourly employees at its Guymon processing plan are covered by a collective bargaining agreement.

Effective  May  9,  2005, Seaboard's Commodity  Trading  and
Milling segment sold certain of its third party commodity trading operations as discussed in Note 2.

Since the last half of 2003, the power industry in the Dominican Republic (DR), where Seaboard's Power segment operates as a generation company, has suffered from a cash flow imbalance that began when the government did not allow retail electricity rates charged by the distribution companies to increase sufficiently to cover the significant peso devaluation and increase in the dollar-denominated fuel costs. Historically, the DR government funded electricity collection shortfalls with cash payments to the distribution companies. In recent years, the government has not fully funded the collection shortfalls. Consequently, this segment has continued to experience difficulty collecting amounts owed from certain generating and distribution companies. During 2004, as a result of management's concern over its ability to collect certain customer accounts, Seaboard curtailed power production from time to time to avoid spot market sales to troubled companies or entities that were not making timely payments. In addition, approximately $1,932,000 of spot market sales were not recorded during the second half of 2004 as collectibility was not reasonably assured. During the latter half of 2003, certain customers did not make any payments for electric power sold to them by Seaboard. As a result, Seaboard recorded a $4,284,000 charge to operating expense during the fourth quarter of 2003 to increase the allowance for doubtful accounts related to those nonpaying customers. As of December 31, 2005, Seaboard's net receivable exposure from customers with significant past due balances totaled $13,620,000, including $8,866,000 classified in other long-term assets on the Consolidated Balance Sheets.

As discussed above, the Dominican peso has fluctuated significantly against the U.S. dollar over the past few years. Foreign exchange gains (losses) included in other income (expense) for this segment totaled $(1,569,000), $2,460,000 and $(6,735,000) for 2005, 2004 and 2003,
respectively.

Seaboard's produce division, representing the majority of sales in the All Other segment, derives almost all of its revenues from one customer.

As a result of the sustained losses from an investment in a Bulgarian wine business (the Business), and recognition in 2004 of a decline in value considered other than temporary, as discussed below, Seaboard's common stock investment and subordinated debt was reduced to zero. During 2005, Seaboard began applying losses against its remaining investment in preferred stock, based on the change in Seaboard's claim on the Business' book value. As a result, Seaboard increased its share of losses from this Business to 100% in 2005. In February 2005, the Board of Directors and the majority of the owners of this Business, including Seaboard, agreed to pursue the sale of the entire Business or all of its assets. Accordingly, Seaboard assessed the fair value of this Business based on current negotiations to sell a substantial portion of the Business and all related wine labels, and other information on the fair value for the sale of all other assets of this Business. The result of this assessment indicated a fair value less than the recorded cost basis of as of December 31, 2004. As a result, in the fourth quarter of 2004, Seaboard recognized a $3,592,000 decline in value considered other than temporary in its investment in this Business as a charge to losses from foreign affiliates in the All Other segment.

As a result of the additional advances made during 2005, as discussed in Note 5, Seaboard is entitled to receive approximately 50% of any net sale proceeds of this Business' equity after all third party bank debt has been repaid. Seaboard anticipates incurring additional losses from the operations of this Business until the sale of this Business is completed. The investment and losses from the Business are included in the All Other segment.

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

As discussed in Note 3, during the fourth quarter of 2003, Seaboard sold its equity investment in Fjord, a non-consolidated affiliate included in the All Other segment. Seaboard's share of Fjord's losses recognized during 2003 as a loss from foreign affiliates totaled $15,546,000. Included in 2003 losses is $12,421,000 for asset impairment charges primarily related to inventory, license, and fixed assets caused by sustained low worldwide salmon prices and an unfavorable U.S. Court ruling restricting Fjord from the use of its genetic material.

The following tables set forth specific financial information about each segment as reviewed by management. Operating income for segment reporting is prepared on the same basis as that used for consolidated operating income. Operating income, along with income (loss) from foreign affiliates for the Commodity Trading and Milling segment, is used as the measure of evaluating segment performance because management does not consider interest and income tax expense on a segment basis.

Sales to External Customers:

                                           Years ended December 31,
(Thousands of dollars)                   2005         2004        2003

Pork                                $1,023,885   $  961,614   $  735,662
Commodity Trading and Milling          835,662    1,066,545      667,869
Marine                                 638,296      498,504      408,971
Sugar and Citrus                        88,969       72,940       70,740
Power                                   77,685       56,386       69,622
All Other                               24,397       27,991       28,476
   Segment/Consolidated Totals      $2,688,894   $2,683,980   $1,981,340


Operating Income:

                                           Years ended December 31,
(Thousands of dollars)                   2005         2004        2003

Pork                                $  182,749   $  147,428   $   26,367
Commodity Trading and Milling           34,374       29,269       17,980
Marine                                  90,922       63,929        8,523
Sugar and Citrus                        11,884       12,225       18,674
Power                                    9,561        4,409        6,986
All Other                                2,604        3,196        2,054
   Segment Totals                      332,094      260,456       80,584
Corporate                              (12,049)      (9,202)     (11,798)
   Consolidated Totals              $  320,045   $  251,254   $   68,786

Investment in and Advances to Foreign Affiliates:

                                                        December 31,
(Thousands of dollars)                                2005        2004

Commodity Trading and Milling                     $  34,013   $   26,762
Sugar and Citrus                                      1,987        2,050
All Other                                             3,992        9,189
   Segment/Consolidated Totals                    $  39,992   $   38,001

Depreciation and Amortization:

                                           Years ended December 31,
(Thousands of dollars)                   2005         2004        2003

Pork                                $   41,098    $  40,017   $   37,173
Commodity Trading and Milling            3,344        2,945        3,261
Marine                                  11,047       11,504       13,264
Sugar and Citrus                         5,176        4,214        3,817
Power                                    3,831        5,363        5,348
All Other                                  375          360          936
   Segment Totals                       64,871       64,403       63,799
Corporate                                  235          217          404
   Consolidated Totals              $   65,106    $  64,620   $   64,203

Capital Expenditures:

                                           Years ended December 31,
(Thousands of dollars)                   2005         2004        2003

Pork                                $    8,070    $  11,807   $   15,756
Commodity Trading and Milling           13,811        4,862        2,741
Marine                                  30,028       10,345        7,651
Sugar and Citrus                        11,195        5,485        4,435
Power                                      277          198          396
All Other                                  820          847          235
   Segment Totals                       64,201       33,544       31,214
Corporate                                   40           78          258
   Consolidated Totals              $   64,241    $  33,622   $   31,472


Income (Loss) from Foreign Affiliates:

                                           Years ended December 31,
(Thousands of dollars)                   2005         2004        2003

Commodity Trading and Milling       $    8,138    $   5,806   $     (384)
Sugar and Citrus                           111          687         (337)
All Other                               (7,887)      (8,538)     (20,553)
   Segment/Consolidated Totals      $      362    $  (2,045)  $  (21,274)



Total Assets:

                                                         December 31,
(Thousands of dollars)                                2005         2004

Pork                                             $  731,422  $   655,551
Commodity Trading and Milling                       282,160      278,324
Marine                                              150,797      138,238
Sugar and Citrus                                    112,882       90,035
Power                                                77,206       77,978
All Other                                             8,991       13,924
   Segment Totals                                 1,363,458    1,254,050
Corporate                                           452,863      182,644
   Consolidated Totals                           $1,816,321  $ 1,436,694

For 2005, Seaboard revised its allocation of corporate items for operating income to the individual segments to primarily represent corporate services rendered to and costs incurred for each specific division with no allocation to individual segments of general corporate management oversight costs. Previously, administrative services provided by the corporate office were primarily allocated to the individual segments based on the size and nature of their operations with certian operating expenses not specifically allocated to individual segments. Operating income for each segment presented above for periods ended December 31, 2004 and 2003 have been adjusted to reflect changes in the allocation of administrative services by the corporate office. Corporate assets include short-term investments, certain investments in and advances to foreign affiliates, fixed assets, deferred tax amounts and other miscellaneous items. Corporate operating losses represent certain operating costs not specifically allocated to individual segments.

Geographic Information

Seaboard had sales in South Africa totaling $167,748,000, $355,475,000, and $200,310,000 for the years ended December 31, 2005, 2004 and 2003, respectively, representing approximately 6%, 13% and 10% of total sales for each respective year. No other individual foreign country accounts for 10% or more of sales to external customers. The following table provides a geographic summary of net sales based on the location of product delivery.

                                                Years ended December 31,
(Thousands of dollars)                    2005             2004           2003

United States                        $  992,322       $  951,650     $  758,325
Caribbean, Central and South America    839,305          713,921        555,680
Afica                                   570,975          744,552        485,619
Pacific Basin and Far East              164,584          133,307         93,568
Canada/Mexico                            74,788           70,208         72,051
Eastern Mediterranean                    29,312           51,786          9,301
Europe                                   17,608           18,556          6,796

  Totals                             $2,688,894       $2,683,980     $1,981,340

The   following   table   provides a geographic  summary  of
Seaboard's long-lived assets according to their physical location and primary port for the vessels:

                                                               December 31,
(Thousands of dollars)                                     2005           2004

United States                                         $  526,938     $  505,489
Dominican Republic                                        35,566         39,644
Argentina                                                 44,231         38,760
All other                                                 20,835         21,105

  Totals                                              $  627,570     $  604,998

At December 31, 2005 and 2004, Seaboard had approximately $111,801,000 and $146,261,000, respectively, of foreign receivables, excluding receivables due from foreign affiliates, which generally represent more of a collection risk than the domestic receivables. Management believes its allowance for doubtful receivables is adequate.

Stockholder Information

Board of Directors

H.H. Bresky                                    Steven J. Bresky
Chairman of the Board, President and           Director
Chief Executive Officer                        Senior Vice President,
                                               International Operations

David A. Adamsen                               Kevin M. Kennedy
Director                                       Director
Vice President-Wholesale/Franchise &           Chief Financial Officer,
Manufacturing, The Penn Traffic Company        Seaspan Corporation

Douglas W. Baena                               Joseph E. Rodrigues
Director                                       Director
Chief Executive Officer, Credit America, Inc.  Retired Executive Vice President
                                               and Treasurer

Officers

H.H. Bresky                                    Barry E. Gum
Chairman of the Board, President and           Vice President, Finance
Chief Executive Officer
                                               James L. Gutsch
Steven J. Bresky                               Vice President, Engineering
Senior Vice President, International
Operations                                     Ralph L. Moss
                                               Vice President, Governmental
Robert L. Steer                                Affairs
Senior Vice President, Treasurer and
Chief Financial Officer                        David S. Oswalt
                                               Vice President, Taxation and
David M. Becker                                Business Development
Vice President, General Counsel and
Secretary                                      John A. Virgo
                                               Vice President, Corporate
                                               Controller and Chief
                                               Accounting Officer

Chief Executive Officers of Principal Seaboard Operations

Rodney K. Brenneman                            Edward A. Gonzalez
Pork                                           Marine

Steven J. Bresky
Commodity Trading and Milling

Stock Transfer Agent and Registrar of Stock    Availability of 10-K Report

UMB Bank, n.a.                                 Seaboard files its Annual Report
Securities Transfer Division                   on Form 10-K with the Securities
P.O. Box 410064                                and Exchange Commission.  Copies
Kansas City, Missouri 64141-0064               of the Form 10-K for fiscal 2005
(800) 884-4225                                 are available without charge  by
                                               writing   Seaboard  Corporation,
                                               9000 West 67th  Street,  Shawnee
Auditors                                       Mission,       Kansas     66202,
                                               Attention: Shareholder Relations
KPMG LLP                                       or   via    the    Internet   at
1000 Walnut, Suite 1000                        www.seaboardcorp.com.   Seaboard
Kansas City, Missouri 64106                    provides  access   to  its  most
                                               recent Form 10-K, 10-Q  and  8-K
                                               reports on its Internet website,
Stock Listing                                  free   of   charge,  as  soon as
                                               reasonably   practicable   after
Seaboard's common stock is traded on the       those reports are electronically
American Stock Exchange under the symbol       filed  with  the  Securities and
SEB.  Seaboard had 185 shareholders   of       Exchange Commission.
record of shares of its common stock as of December 31, 2005.