Form 10-K, Exhibit 13
period 2007-12-31
SEABOARD CORP /DE/
filed 2008-02-28
CIK 88121

SEABOARD CORPORATION



                       2007 Annual Report

 Description of Business

 Seaboard Corporation is a diversified international agribusiness and transportation company. In the United States, Seaboard is primarily engaged in pork production and processing, and ocean transportation. Overseas, Seaboard is primarily engaged in commodity merchandising, grain processing, sugar production, and electric power generation.


 Table of Contents

  Letter to Stockholders                                          2
  Division Summaries                                              4
  Principal Locations                                             6
  Summary of Selected Financial Data                              7
  Company Performance Graph                                       8
  Quarterly Financial Data (unaudited)                            9
  Management's  Discussion & Analysis of  Financial  Condition
   and Results of Operations                                     10
  Management's Responsibility for Financial Statements           27
  Management's  Report  on  Internal  Control  over  Financial
   Reporting                                                     27
  Report  of Independent Registered Public Accounting Firm  on
   Consolidated Financial Statements                             28
  Report  of Independent Registered Public Accounting Firm  on
   Internal Control over Financial Reporting                     29
  Consolidated Statements of Earnings                            30
  Consolidated Balance Sheets                                    31
  Consolidated Statements of Cash Flows                          32
  Consolidated Statements of Changes in Equity                   33
  Notes to Consolidated Financial Statements                     34
  Stockholder Information                                        60

This report, including information included or incorporated by reference in this report, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Seaboard Corporation and its subsidiaries (Seaboard). Forward-looking statements generally may be identified as statements that are not historical in nature; and statements preceded by, followed by or that include the words "believes," "expects," "may," "will," "should," "could," "anticipates," "estimates," "intends," or similar expressions. In more specific terms, forward-looking statements, include, without limitation: statements concerning projection of revenues, income or loss, capital expenditures, capital structure or other financial items, including the impact of mark-to-market accounting on operating income; statements regarding the plans and objectives of management for future operations; statements of future economic performance; statements regarding the intent, belief or current expectations of Seaboard and its management with respect to: (i) Seaboard's ability to obtain adequate financing and liquidity, (ii) the price of feed stocks and other materials used by Seaboard, (iii) the sales price or market conditions for pork, grains, sugar and other products and services, (iv) statements concerning management's expectations of recorded tax effects under existing circumstances, (v) the ability of the Commodity Trading and Milling segment to successfully compete in the markets it serves and the volume of business and working capital requirements associated with the competitive trading environment, (vi) the charter hire rates and fuel prices for vessels, (vii) the stability of the Dominican Republic's economy, fuel costs and related spot market prices and collection of receivables in the Dominican Republic, (viii) the effect of the fluctuation in foreign currency exchange rates,
(ix) statements concerning profitability or sales volume of any of Seaboard's segments, (x) the anticipated costs and completion timetable for Seaboard's scheduled capital improvements, or (xi) other trends affecting Seaboard's financial condition or results of operations, and statements of the assumptions underlying or relating to any of the foregoing statements.

This list of forward-looking statements is not exclusive. Seaboard undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changes in assumptions or otherwise. Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. Actual results may differ materially from those contemplated by the forward-looking statements due to a variety of factors. The information contained in this report, including without limitation the information under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Letter to Stockholders", identifies important factors which could cause such differences.

                     Letter to Stockholders

This year, in March, marked the passing of the Chairman of our Company, Harry Bresky. The Company lost an inspirational visionary leader, and I lost a mentor and my closest friend. Although Harry retired as CEO in 2006, I had hoped that we would have had more time to lean on him for his wisdom and business counsel. Nevertheless, his influence will always remain within the fabric of the Company.

Despite an extremely challenging business environment this past year, our financial results for 2007 were more than satisfactory. We recorded an all-time high in revenue of $3.2 billion and our third highest net income in company history. As we cautioned in previous shareholder letters, our earnings over the past few years have been extraordinary, with company and industry profitability at historic levels. Now, with various disruptions, mostly on the cost side, we will be challenged to sustain recent historical margins in all of our major businesses.

Last year, I mentioned that certain fundamental factors, including higher input costs, would affect our performance and indeed they have. Most significant has been the unprecedented run up in grain and oil seed prices, primarily stemming from U.S. Government legislation imposing mandates for renewable fuels. We did anticipate, to some degree, the impact this would have in the grain markets and we positioned ourselves accordingly. However, these additional purchases were not sufficient to offset the sustained and unprecedented upward movement in the derivative and physical ingredient markets. The impact of these higher grain costs was principally responsible for the overall decline in earnings year over year.

Seaboard Foods was hit the hardest by these cost increases, as margins narrowed significantly on the hog production side. Higher grain prices accounted for most of the decline in operating income for our Pork division in 2007. We anticipate that overall margins in our integrated business will remain under pressure well into 2008. On the positive side, we are starting to see some political and economic push back from food industry and environmental groups which could help to stabilize prices. Over time, the pork market should compensate for higher grain prices with fewer hogs, which will likely result in higher product prices. During this last year, we purchased the remaining 5 percent of Daily's, our further processing business. Daily's represents an important step in extending our reach in the value chain of our integrated business model in pork, and represents an integral part of our brand building efforts. We anticipate that construction of our biodiesel plant will be completed in the first quarter of 2008. This facility will be able to convert certain by-products, principally pork fat from our plant as well as animal fat and vegetable oil from third parties, into biodiesel. With this biodiesel plant in the U.S. and our conversion of sugar cane into ethanol in Argentina, we are taking a conservative approach to fossil fuel alternatives with low cost raw material stock, efficient energy conversions and proven technology.

Grain prices also had a significant impact on our Commodity Trading and Milling business. We saw a 57 percent increase in sales in 2007. This was a function of higher grain prices combined with a 22 percent increase in unit volumes. Operating income in 2007 was down from 2006, primarily because of our use of mark-to-market rather than hedge accounting. Looking forward, as grain prices reach all time highs and level off at these higher levels, the future is uncertain for our grain processing operations in lesser developed countries. Although bread and other grain-based foods have become staples in our markets over the last 25 years, they are quickly becoming luxury items within our consumer markets as product prices spiral higher. This is unfortunate, as flour is oftentimes fortified and vitamin enriched and cannot be substituted with similar health benefits derived from local starch-based crops. In 2008, we expect higher volumes and sales through restructured operations in several milling locations and the acquisition of a trading operation in Peru. In addition, we have entered the rice business through the formation of a trading company in Geneva, Switzerland, with expectations for rice milling assets to follow. Although there are plenty of challenges ahead for this division, we are optimistic that our integrated structure, loyal customer base and new-found alliances will position us well for the future.

Seaboard Marine, our cargo shipping and logistics company, continues to perform exceptionally well. Despite the marked increases in fuel and ship charter rates, Seaboard Marine has successfully maintained margins and profitability. By expanding its service and flexibility with additional ships, trade lanes and ports of call, Seaboard Marine has been able to take advantage of continuing strong economies in the majority of countries it serves in Central and South America. As we continue our multi-year program to upgrade our cargo carrying equipment, manage our owned and chartered vessel fleet and invest in port infrastructures, we expect to maintain our competitive edge and enhance our quality of service. Although we are faced with external challenges such as additional security demands and political and economic disruptions in certain locations, we believe our innovative and customer oriented approach will ensure our place as a leader in the industry. Marine's success in 2008 will depend, in part, on how cost competitive U.S. goods are globally and the political and economic stability of the many countries we serve in Central and South America and the Caribbean.

Tabacal, our Argentinean sugar operation, continued to do reasonably well in 2007, despite significant local government intervention. In an effort to control local inflation, the government of Argentina continues to put in place price controls on most basic foodstuffs, including sugar. Our volumes were also down modestly due to prolonged below freezing temperatures during the growing season. During 2007, we expanded our acreage base in line with the expansion of our milling capacity. This additional capacity will be used primarily to produce ethanol instead of refined sugar. When we reach full production in 2009, we will triple our production of ethanol to approximately 48,000 cubic meters. This project is part of our program to enter the alternative fuels market with a low cost alternative to grain-based renewable fuel.

As a company accustomed to the volatility and radical movements in commodity type businesses, we know the importance of maintaining a strong and liquid balance sheet, particularly with the current fragility in the capital and credit markets. We expect the markets for agricultural commodities, energy and freight to remain turbulent in 2008, and we view this as a potential opportunity which our strong balance sheet will allow us to capitalize upon. We will continue to seek avenues for expansion in our existing businesses through internal growth, strategic alliances and outright acquisitions as opportunities arise. Although competition from hedge funds and private equity remains a factor, there is a greater degree of caution and a more disciplined approach in the equity markets, which should give us better access and more affordable growth strategies.

With unsettled world markets and an uncertain economic outlook in the U.S. and around the world, we are thankful to be in basic and essential businesses which are somewhat recession proof. Maintaining a steady and consistent approach in business and reinforcing our cultural values help to keep us on an even keel. As always, we are deeply appreciative of the people at Seaboard who have helped build this company into a world class competitor with an enviable reputation. You are all a part of this great Company, and I thank you for your contribution to our success.

                                /s/Steven J. Bresky
                                Steven J. Bresky
                                President and
                                Chief Executive Officer

Pork Division

Seaboard's  Pork  Division  is  one  of  the  largest  vertically integrated pork processors in the United States. Seaboard is able to control animal production and processing from research and development in nutrition and genetics, to the production of high quality meat products at our processing facility.

Seaboard's processing facility is located in Guymon, Oklahoma. The facility has a daily double shift capacity to process approximately 16,800 hogs and generally operates at capacity with additional weekend shifts depending on market conditions. The Pork Division is making modifications to its processing plant that will increase daily double shift capacity from approximately 16,800 hogs to approximately 18,500 hogs during 2008. Seaboard produces and sells fresh and frozen pork products to further processors, foodservice operators, grocery stores, distributors and retail outlets throughout the United States. Internationally, Seaboard sells to distributors in Japan, Mexico and other foreign markets. Hogs processed at the plant principally include Seaboard-raised hogs as well as hogs raised by third parties purchased under contract and in the spot market.

Seaboard's hog production facilities consist of genetic and commercial breeding, farrowing, nursery and finishing buildings located in Oklahoma, Kansas, Texas and Colorado. These facilities have a capacity to produce approximately 4.0 million hogs annually. Seaboard owns and operates six centrally located feed mills to provide formulated feed to these facilities and has additional feed mill capacity to support future growth.

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

Beginning in 2008, Seaboard will begin production of biodiesel at a new facility being constructed in Guymon, Oklahoma. The biodiesel will be sold to a third party and will be produced from third party animal fat, vegetable oil, and/or pork fat from Seaboard's Guymon pork processing plant.

Seaboard's Pork Division has an agreement with a similar size pork processor, Triumph Foods LLC (Triumph), to market all of the pork products produced at Triumph's plant in St. Joseph, Missouri. Pursuant to this agreement, Seaboard is able to provide the same quality ensured products to its customers. The plant began operations in January 2006 and Seaboard began marketing the related pork products for a fee primarily based on the number of head processed by Triumph Foods and is entitled to be reimbursed for certain expenses.

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

The   division  sources,  transports  and  markets  approximately
3.5 million tons annually of wheat, corn, soybean meal and other related commodities to the food and animal feed industries. The division strives to provide an efficient supply of quality products and reliable services to industrial customers in selected markets. Seaboard integrates the service of delivering commodities to its customers primarily through the use of company owned and chartered bulk carriers.

Seaboard's Commodity Trading and Milling Division has locations in 18 countries. The commodity trading business operates through six offices in five countries and one non-consolidated affiliate location in South America. The grain processing businesses operate through 26 locations in 14 countries consisting of six consolidated and eight non-consolidated affiliates in Africa, South America, and the Caribbean. These businesses produce approximately one and a half million metric tons of finished product per year.

Marine Division

Seaboard's Marine Division provides containerized shipping service between the United States, the Caribbean Basin, and Central and South America. Seaboard's primary operations, located in Miami, include a 135,000 square-foot warehouse for cargo consolidation and temporary storage, in addition to a 70 acre terminal at the Port of Miami. At the Port of Houston, Seaboard operates a 62 acre cargo terminal facility that includes approximately 690,000 square feet of on-dock warehouse space for temporary storage of bagged grains, resins and other cargoes. Seaboard also makes scheduled vessel calls in Philadelphia, Pennsylvania, Fernandina Beach, Florida, New Orleans, Louisiana and 40 foreign ports.

Seaboard's marine fleet consists of 12 owned and approximately 27 chartered vessels, as well as approximately 48,000 dry, refrigerated and specialized containers and units of related equipment. Within its service lanes, Seaboard is one of the largest shippers in terms of cargo volume to and from the Port of Miami. Seaboard Marine provides direct service to 25 countries. Seaboard also provides extended service from our domestic ports of call to and from multiple foreign destinations through a network of connecting carrier agreements with major regional and global carriers.

To maximize fleet utilization, Seaboard uses a network of offices and agents throughout the United States, Canada, Latin America, and the Caribbean Basin to book both northbound and southbound cargo to and from the United States and between the countries it serves. Seaboard's full service capabilities, including agreements with a network of connecting carriers, allow the transport by either truck or rail, of both import and export cargo to and from various U.S. ports. Seaboard's frequent sailings and fixed-day schedules make it convenient for customers to coordinate manufacturing schedules and maintain inventories at cost-efficient levels. Seaboard's approach is to work in partnership with its customers and provide the most effective level of service throughout the United States to and from Latin America and the Caribbean Basin and between the countries it serves.

Other Divisions

Seaboard's other businesses consist largely of food-related businesses and electric power generation.

Seaboard is involved in the production and refining of sugar, and the production and processing of citrus products in Argentina. These products are primarily marketed locally with some exports to the United States, other South American countries and Europe. Seaboard's mill, one of the largest in Argentina, currently has a processing capacity of approximately 230,000 metric tons of sugar and approximately four million gallons of alcohol per year. During 2008, it is anticipated that construction will be completed on the alcohol distillery operation to increase the alcohol production capacity to approximately 13 million gallons per year. The mill is located in the Salta Province of northern Argentina with administrative offices in Buenos Aires, Argentina. Approximately 60,000 acres of land owned by Seaboard in Argentina is planted with sugar cane which supplies the majority of the raw product processed by the mill. In addition, approximately 3,000 acres of land is planted with orange trees. Depending on local harvest and market conditions, sugar and citrus may be purchased from third parties for resale.

Seaboard owns two floating electric power generating facilities consisting of a system of diesel engines mounted on barges with a combined rated capacity of approximately 112 megawatts. Seaboard operates as an independent power producer which generates electricity into the local power grid. Seaboard is not directly involved in the transmission or distribution of electricity but does have contracts to sell directly to third party users. Electricity is sold under contract to certain large commercial users, a short-term contract with a government-owned distribution company and on the spot market that is accessed by three wholly or partially government-owned distribution companies and limited others.

Seaboard  processes  jalapeno peppers at its plant  in  Honduras.
These  products  are  shipped to the United  States  on  Seaboard
Marine vessels and distributed from Seaboard's port facilities.

                      Principal Locations


Corporate Office

Seaboard Corporation         Minoterie du Congo, S.A.    Seaboard de Colombia,
 Shawnee Mission, Kansas      Republic of Congo           S.A.
                                                           Colombia
Pork                         Mobeira, SARL
                              Mozambique                 Seaboard de Nicaragua,
Seaboard Foods LP                                          S.A.
Pork Division Office         Molinos del Ecuador, C.A.*     Nicaragua
 Shawnee Mission, Kansas      Ecuador
                                                         Seaboard del Peru,
Processing Plant             National Milling Company     S.A.
 Guymon, Oklahoma             of Guyana, Inc.              Peru
                               Guyana
Live Production Operation                                Seaboard Freight &
 Offices                     National Milling Corporation  Shipping Jamaica
 Julesburg, Colorado          Limited                      Limited
 Hugoton, Kansas               Zambia                       Jamaica
 Leoti, Kansas
 Liberal, Kansas             Rafael del Castillo & Cia.  Seaboard Honduras,
 Rolla, Kansas                S.A.*                       S. de R.L. de C.V.
 Guymon, Oklahoma              Colombia                    Honduras
 Hennessey, Oklahoma
 Optima, Oklahoma            Seaboard West Africa        Seaboard Marine
                              Limited                     Bahamas Ltd.
Processed Meats                Sierra Leone                Bahamas
 Salt Lake City, Utah
 Missoula, Montana           Unga Holding Limited*       Seaboard Marine
                              Kenya and Uganda            (Trinidad) Ltd.
High Plains Bioenergy, LLC                                 Trinidad
 Guymon, Oklahoma            Marine
                                                         Seaboard Marine of
                             Seaboard Marine Ltd.         Haiti, S.E.
Commodity Trading & Milling   Marine Division Office       Haiti
                               Miami, Florida
                                                         SEADOM, S.A.
Commodity Trading Operations  Port Operations             Dominican Republic
 Bermuda                       Fernandina Beach, Florida
 Colombia                      Houston, Texas            SeaMaritima S.A.
 Ecuador                       Miami, Florida             de C.V.
 Peru*                         New Orleans, Louisiana      Mexico
 South Africa                  Philoadelphia, Pennsylvania
 Switzerland
                             Agencias Generales          Sugar and Citrus
Les Moulins d'Haiti S.E.M.*   Conaven, C.A.
 Haiti                         Venezuela                  Ingenio y Refineria
                                                          San Martin del
Les Moulins de Madagascar,   Agencia Maritima del         Tabacal SRL
 S.A.R.L.                     Istmo, S.A.                  Argentina
  Madagascar                   Costa Rica
                                                         Power
Lesotho Flour Mills Limited* Cayman Freight Shipping
 Lesotho                      Services, Ltd.             Transcontinental
                               Cayman Islands              Capital Corp.
Life Flour Mill Ltd.*                                     (Bermuda) Ltd.
Top Feeds Limited*           JacintoPort International LP   Dominican Republic
 Nigeria                      Houston, Texas

Minoterie de Matadi,         Representaciones Maritimas y
 S.A.R.L.*                    Aereas, S.A.
  Democratic Republic of       Guatemala                  Other
  Congo
                             Sea Cargo, S.A.             Mount Dora Farms de
                              Panama                      Honduras, S.R.L.
                                                           Honduras

                                                         Mount Dora Farms Inc.
                                                          Houston, Texas

*Represents a non-controlled, non-consolidated affiliate

                      Summary of Selected Financial Data


                                      Years ended December 31,

(Thousands of dollars except per share amounts)

                         2007       2006       2005       2004       2003

Net sales            $3,213,301 $2,707,397 $2,688,894 $2,683,980 $1,981,340

Operating income     $  169,915 $  296,995 $  320,045 $  251,254 $   68,786

Net earnings         $  181,332 $  258,689 $  266,662 $  168,096 $   31,842

Basic earnings per
 common share        $   144.15 $   205.09 $   212.20 $   133.94 $    25.37

Diluted earnings per
 common share        $   144.15 $   205.09 $   211.94 $   133.94 $    25.37

Total assets         $2,093,699 $1,961,433 $1,816,321 $1,436,694 $1,325,691

Long-term debt,
 less current
 maturities          $  125,532 $  137,817 $  201,063 $  262,555 $  321,555

Stockholders' equity $1,354,228 $1,203,307 $  977,870 $  692,682 $  520,565

Dividends per common
 share               $     3.00 $     3.00 $     3.00 $     3.00 $     3.00

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

                  Company Performance Graph

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

The following graph shows a five-year comparison of cumulative total return for Seaboard, the American Stock Exchange Market Value Index and the companies comprising the Dow Jones Food and Marine Transportation Industry indices weighted by market capitalization for the five fiscal years commencing December 31, 2002, and ending December 31, 2007. The information presented in the performance graph is historical in nature and is not intended to represent or guarantee future returns.


           COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
       Among Seaboard Corporation, The AMEX Composite Index
                          And A Peer Group

              The graph depicts data points below.

*$100 invested on 12/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.


The comparison of cumulative total returns presented in the above graph was plotted using the following index values and common stock price values:

                       12/31/02  12/31/03  12/31/04  12/31/05 12/31/06 12/31/07
  Seaboard Corporation $100.00   $118.03   $420.27   $637.70  $746.44  $622.63
  AMEX Market Value
   (U.S. & Foreign)    $100.00   $143.18   $175.20   $215.26  $257.04  $299.37
  Peer Group           $100.00   $110.15   $133.46   $128.32  $154.02  $163.46

                       Quarterly Financial Date (unaudited)



(UNAUDITED)
(Thousands of dollars except per share amounts)

                               1st       2nd       3rd       4th    Total for
                             Quarter   Quarter   Quarter   Quarter   the Year

2007

Net sales                  $ 729,148 $ 742,219 $ 801,328 $ 940,606 $3,213,301

Operating income           $  56,818 $  34,462 $  49,601 $  29,034 $  169,915

Net earnings               $  49,355 $  42,657 $  52,572 $  36,748 $  181,332

Earnings per common share  $   39.13 $   33.82 $   41.75 $   29.40 $   144.15

Dividends per common share $    0.75 $    0.75 $    0.75 $    0.75 $     3.00

Market price range per common share:

                  High     $2,455.00 $2,675.00 $2,468.82 $1,955.00

                  Low      $1,760.00 $2,171.25 $1,850.99 $1,400.00
_______________________________________________________________________________

2006

Net sales                  $ 635,573 $ 688,937 $ 678,382 $ 704,505 $2,707,397

Operating income           $  60,857 $  78,068 $  75,668 $  82,402 $  296,995

Net earnings               $  51,540 $  69,190 $  61,189 $  76,770 $  258,689

Earnings per common share  $   40.86 $   54.85 $   48.51 $   60.86 $   205.09

Dividends per common share $    0.75 $    0.75 $    0.75 $    0.75 $     3.00

Market price range per common share:

                  High     $1,594.00 $1,721.00 $1,460.00 $1,798.00

                  Low      $1,223.00 $1,259.00 $1,140.00 $1,197.00

During the third and fourth quarters of 2007, Seaboard repurchased 8,643 and 8,446 shares, respectively, as authorized by Seaboard's Board of Directors. See Note 12 to the consolidated financial statements for further discussion.

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

Pork Segment

The Pork segment is primarily a domestic business with some export sales to Japan and other foreign markets. Revenues from the sale of pork products are primarily generated from a single hog processing plant in Guymon, Oklahoma, which operates at double shift capacity and two bacon further processing plants located in Salt Lake City, Utah and Missoula, Montana. In 2007, Seaboard raised approximately 80% of the hogs processed at the Guymon plant with the remaining hog requirements purchased primarily under contracts from independent producers. This segment is Seaboard's most capital intensive segment with approximately 37% of consolidated assets, including approximately 64% of Seaboard's fixed assets and material dollar amounts for live hog inventories.

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

The Pork segment is constructing a processing plant to produce biodiesel to be sold to a third party, which will be produced from third party animal fat, vegetable oil and/or pork fat from Seaboard's Guymon pork processing plant. This plant is expected to be completed in the first quarter of 2008. During 2007, the Pork segment constructed additional hog finishing space to allow hogs more time to reach the desired weight for processing at the Guymon plant. Additional hog finishing space is currently under construction and is expected to be completed in 2008. During 2008, modifications will be made to the Guymon hog processing plant that will increase daily double shift processing capacity from approximately 16,800 hogs to 18,500 hogs. In addition, the Pork segment previously announced plans to expand its processed meats capabilities by constructing a separate further processing plant, primarily for bacon. Construction of this facility was anticipated to begin in the second half of 2007; however the timing of this facility has been delayed. Also, alternatives to construction may be considered for this project including acquisition of an existing facility. As the Guymon plant operates at capacity, to improve operating income Seaboard is constantly working towards improving the efficiencies of the Pork operations as well as considering ways to increase margins by expanding product offerings.

During 2006, Triumph Foods began production at its new pork processing plant located in St. Joseph, Missouri, and Seaboard began marketing the related pork products for a fee primarily based on the number of head processed by Triumph Foods. This plant has similar capacity to Seaboard's Guymon plant with the business based upon a similar integrated model as Seaboard's. Triumph Foods reached full double shift operating capacity during 2007. Seaboard's sales prices for its pork products are primarily based on a margin sharing arrangement that considers the average sales price and mix of products sold from both Seaboard's and Triumph Food's hog processing plants.

Commodity Trading and Milling Segment

The Commodity Trading and Milling segment operates overseas with locations in Africa, Bermuda, South America and the Caribbean. These foreign operations can be significantly impacted by local crop production, political instability, local government policies, economic and industry conditions, and currency fluctuations. This segment's sales are also significantly affected by fluctuating prices for various commodities, such as wheat, corn and soybean meal. Although this segment owns eight ships, most of the third party trading business is transacted with chartered ships. Charter hire rates, influenced by available charter capacity for worldwide trade in bulk cargoes, and related fuel costs can also impact business volumes and margins. The milling businesses, both consolidated and non-consolidated affiliates, operate in foreign and, in most cases, lesser developed countries. Subsidized wheat and flour exports can create fluctuating market conditions that can have a significant impact on both the trading and milling businesses' sales and operating income.

The majority of the Commodity Trading and Milling segment's sales pertain to the commodity trading business with transactions related to the sourcing from domestic and international locations and delivery of grains to third party and affiliate customers in various international locations. The execution of these purchase and delivery transactions have long cycles of completion which may extend for several months with a high degree of price volatility. As a result, these factors can significantly affect sales volumes, operating income, working capital and related cash flows from quarter-to-quarter.

Since selling some components of its third party commodity trading operations in 2005, Seaboard re-established its commodity trading business in markets associated with the sale. Seaboard concentrates on the supply of raw materials to its core milling operations and to third party commodity trades in support of these milling operations. Seaboard continues to seek opportunities in trading and milling businesses in order to achieve greater scale, volumes and profitability.

Marine Segment

The Marine segment provides containerized cargo shipping services primarily from the United States to 25 different countries in the Caribbean Basin, and Central and South America. Fluctuations in economic conditions or unstable local political situations in the countries in which Seaboard operates can affect import/export trade volumes. In addition, containerized cargo rates can fluctuate depending on local supply and demand for shipping services. This segment time-charters or leases the majority of its ocean cargo vessels and is also affected by fluctuations in charter hire rates and fuel costs.

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

Sugar and Citrus Segment

Seaboard's Sugar and Citrus segment operates a vertically integrated sugar and citrus production and processing complex in Argentina. This segment's sales and operating income are significantly impacted by local and worldwide sugar prices. Yields from the Argentine sugar harvest can have an impact on the local price of sugar. Also, but to a lesser degree, price fluctuations of the world market can affect local sugar prices and can also impact export sale volumes and prices. Depending on local harvest and market conditions, this business also purchases third party sugar and citrus for resale. Over the past several years, Seaboard made various modifications to this business to improve the efficiency of its operations.

The functional currency of the Sugar and Citrus segment is the Argentine peso. The currency exchange rate can also have an impact on reported U.S. dollar sales, operating income and cash
flows.   Financing needs for the
foreseeable future will remain high for this operation as a result of ongoing expansion of sugar and alcohol production, and planned construction of a 40 megawatt cogeneration plant beginning in 2008, along with the payment of debt. Seaboard continues to explore ways to improve and expand its existing operations while considering other alternatives to expand this segment.

Power Segment

Seaboard's Power segment operates as an unregulated independent power producer in the Dominican Republic (DR) generating power from diesel engines mounted on two barges. This segment's financing needs have been minimal for the existing operations. During the past few years, operating cash flows have fluctuated from inconsistent customer collections. Seaboard has contracts to sell approximately 40% of its power to certain government-approved commercial large users under long-term contracts and also has a short-term contract for approximately 40% of its power with a government-owned distribution company. Energy produced in excess of contracted amounts is sold on the spot market primarily to three wholly or partially-government-owned distribution companies or other power producers who lack sufficient power production to service their customers. Seaboard continues to pursue additional commercial contract customers, which would reduce dependency on the government for liquidity.

At times during early 2007 and throughout 2006, Seaboard's power production was restricted by the regulatory authorities in the Dominican Republic. The regulatory body schedules production based on the amount of funds available to pay for the power produced and the relative costs of the power produced. Fuel is the largest cost component but increases in fuel prices to a certain extent have generally been passed through to customers. In addition, Seaboard is pursuing additional investment opportunities in the power industry.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Sources and Uses of Cash

Cash and short-term investments as of December 31, 2007 decreased $176.2 million from December 31, 2006, while cash from operating activities was $143.9 million for 2007. The decrease was primarily the result of cash being used for capital expenditures of $164.2 million, a payment of $61.3 million for the repurchase of the minority interest as discussed in Note 2 to the consolidated financial statements, scheduled principal payments of long-term debt of $63.5 million and $30.5 million used to repurchase common stock as discussed in Note 12 to the
Consolidated Financial Statements. Cash from operating activities for 2007 decreased $139.9 million compared to 2006, primarily reflecting lower net earnings for the year and increases in working capital needs in the Commodity Trading and Milling segment primarily for increased amounts of receivables and inventory.

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

Capital Expenditures, Acquisitions and Other Investing Activities

During 2007 Seaboard invested $164.2 million in property, plant and equipment, of which $78.1 million was expended in the Pork segment, $3.0 million in the Commodity Trading and Milling segment, $61.0 million in the Marine segment, $21.4 million in the Sugar and Citrus segment and $0.7 million in the remaining businesses. For the Pork segment, $31.7 million was spent on the construction of a biodiesel plant discussed below and $22.9 million was spent constructing additional hog finishing space also discussed below. For the Marine segment, $21.8 million was spent to purchase two containerized cargo vessels and $21.4 million was spent to purchase cargo carrying and handling
equipment.   In  the  Sugar  and  Citrus  segment,  the   capital
expenditures were primarily used for expansion of cane growing operations, various improvements to the sugar mill and expansion of alcohol distillery operations. All other capital expenditures were primarily of a normal recurring nature and primarily included replacements of machinery and equipment, and general facility modernizations and upgrades.

The Pork segment is constructing a processing plant to produce biodiesel to be sold to a third party, which will be produced from third party animal fat and vegetable oil and/or pork fat from Seaboard's Guymon pork processing plant. This plant is expected to be completed in the first quarter of 2008 at a total cost of $42.0 million with approximately $4.0 million remaining to be spent. Since 2006, the Pork segment has been constructing additional hog finishing space to allow hogs more time to reach the desired weight for processing at the Guymon pork processing plant. The remaining construction on these facilities is expected to be completed during 2008 at an approximate cost of $11.3 million for a total of $35.6 million. The Pork segment previously announced plans to expand its processed meats capabilities by constructing a separate further processing plant, primarily for bacon, at an approximate cost of $45.0 million. Construction of this facility was anticipated to begin in the second half of 2007; however the timing of this facility has been delayed. In addition, other alternatives to construction may be considered for this project including the acquisition of an existing facility. As a result, capital expenditures during 2008 for this project, if any, have not been determined at this time.

The total 2008 capital expenditures budget is $155.5 million. In addition to the projects detailed above, the Pork segment plans to spend an additional $22.6 million primarily for improvements to existing hog facilities, upgrades to the Guymon pork processing plant and additional facility upgrades and related equipment. Some of the upgrades to the Guymon pork processing plant will increase daily double shift capacity from approximately 16,800 hogs to 18,500 hogs. The Commodity Trading and Milling segment plans to spend $5.5 million primarily for milling facility upgrades and related equipment. The Marine segment has budgeted $85.2 million primarily for additional cargo carrying and handling equipment, the potential purchase of two containerized cargo vessels and the expansion of existing port facilities. The Sugar and Citrus segment plans to spend $25.9 million primarily for expansion of cane growing operations, the development of a 40 megawatt cogeneration plant, and various improvements to the mill. The balance of $1.0 million is planned to be spent in all other businesses. Management anticipates paying for these capital expenditures from available cash, the use of available short-term investments or Seaboard's available borrowing capacity. As of December 31, 2007 Seaboard had commitments of $39.0 million to spend on construction projects, purchase equipment, and make facility improvements.

During 2006 Seaboard invested $85.9 million in property, plant and equipment, of which $30.3 million was expended in the Pork segment, $4.0 million in the Commodity Trading and Milling segment, $30.4 million in the Marine segment, $18.4 million in the Sugar and Citrus segment and $2.8 million in the remaining businesses. For the Pork segment, $12.9 million was spent on the construction of a biodiesel plant as discussed above, improvements to the Guymon processing plant and expanding the further processing capacity acquired from Daily's. For the Marine segment, $23.1 million was spent to purchase cargo carrying and hauling equipment, expansion of port facilities and to purchase two containerized cargo vessels previously chartered. In the Sugar and Citrus segment, the capital expenditures were primarily used for the purchase of land, expansion of the alcohol distillery operations, improvements to the mill, and plantation and harvesting equipment. All other capital expenditures were of a normal recurring nature and primarily included replacements of machinery and equipment, and general facility modernizations and upgrades.

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

In late September 2007, Seaboard acquired for $8.5 million a 40% non-controlling interest, including cash contributed into the business, in a flour mill business located in Colombia. During the fourth quarter of 2007, Seaboard acquired for $6.6 million a 50% non-controlling interest in a grain trading business in Peru. Both of these investments are accounted for using the equity method.

In January 2007, Seaboard repurchased the 4.74% equity interest in its subsidiary, Seaboard Foods LP, from the former owners of Daily's. As part of the Purchase Agreement, on January 2, 2007 Seaboard paid $30.0 million of the purchase price for the 4.74% equity interest to the former owners of Daily's. During the third quarter of 2007, Seaboard paid approximately $31.2 million to the former owners of Daily's as the final payment to repurchase their minority interest in Seaboard Foods, LP. See Note 2 to the Consolidated Financial Statements for further discussion.

Seaboard is part of a consortium that has been awarded the right to construct two coal-fired 305 megawatt electric generating plants in the Dominican Republic. The amount of equity required for the project is uncertain but Seaboard's 50% or less share of the investment could range from $40.0 to $75.0 million depending on the amount of financing obtained by the group and the timing of the construction of the second plant. The timing of the project and Seaboard's ultimate involvement has not yet been determined. During the fourth quarter of 2006 Seaboard invested $4.6 million, plus $0.7 million previously placed in escrow in 2004 for a total of $5.3 million, for a less than 20% ownership interest in a company operating a 300 megawatt electricity generating facility in the Dominican Republic.

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

Financing Activities, Debt and Related Covenants

The following table represents a summary of Seaboard's available borrowing capacity as of December 31, 2007. At December 31, 2007, there were no borrowings outstanding under the committed line and borrowings totaled $85.1 million under the uncommitted lines all related to foreign subsidiaries. Letters of credit reduced Seaboard's borrowing capacity under its committed and uncommitted credit lines by $56.5 million and $9.8 million, respectively, primarily representing $42.7 million for Seaboard's outstanding Industrial Development Revenue Bonds and $13.7 million related to insurance coverages.

                                                       Total amount
(Thousands of dollars)                                  available

Long-term credit facilities - committed                   $100,000

Short-term uncommitted demand notes                        182,817

Total borrowing capacity                                   282,817

Amounts drawn against lines                                 85,088

Letters of credit reducing borrowing availability           66,310

Available borrowing capacity at December 31, 2007         $131,419

Seaboard currently has capacity under existing covenants to undertake additional debt financings of approximately $1,091.5 million. As of December 31, 2007, Seaboard is in compliance with all restrictive covenants relating to these arrangements. See
Note 8 to the Consolidated Financial Statements for a summary of the material terms of Seaboard's credit facilities, including financial ratios and covenants.

Scheduled long-term debt maturities range from $2.1 million to $46.9 million per year, for a total of $60.9 million, over the next three years. Management believes Seaboard's current combination of internally generated cash, liquidity, capital resources and borrowing capabilities will be adequate for its existing operations and any currently known potential plans for expansion of existing operations or business segments.
Management    does,   however,   periodically
review various alternatives for future financings to provide additional liquidity for future operating plans. Management intends to continue seeking opportunities for expansion in the industries in which Seaboard operates, utilizing existing liquidity and available borrowing capacity, and currently does not plan to pursue other financing alternatives.

On August 7, 2007, the Board of Directors authorized Seaboard to repurchase from time to time prior to August 31, 2009 up to $50.0 million market value of its Common Stock in open market or privately negotiated purchases, of which $19.5 million remained available at December 31, 2007. As of December 31, 2007, Seaboard used cash to repurchase 17,089 shares of common stock at a total price of $30.5 million, including commissions. The stock repurchase will be funded by cash on hand or available short-term borrowing capacity. Shares repurchased are retired and resume status of authorized and unissued shares. The Board's stock repurchase authorization does not obligate Seaboard to acquire a specific amount of common stock and the stock repurchase program may be modified or suspended at any time at Seaboard's discretion.

In the fourth quarter of 2005, Seaboard issued 6,313.34 shares to its  parent  company, Seaboard Flour LLC, as a result  of  a  tax
benefit  of  $8.3  million.   See Note  12  to  the  Consolidated
Financial Statements for further discussion.

Contractual Obligations and Off-Balance-Sheet Arrangements

A summary of Seaboard's contractual cash obligations as of December 31, 2007 is as follows:

                                                Payments due by period
                                          Less than    1-3      3-5   More than
(Thousands of dollars)              Total   1 year    years    years    5 years

Vessel time and
 voyage-charter commitments     $   82,251 $ 68,596 $ 13,655 $      - $      -

Contract grower finishing
 agreements                        108,437   12,044   23,944   20,371   52,078

Other operating lease payments      32,042   11,256   10,652    6,869    3,265

Total lease obligations            222,730   91,896   48,251   27,240   55,343

Long-term debt                     137,444   11,912   49,000   34,023   42,509

Short-term notes payable            85,088   85,088        -        -        -

Other purchase commitments         870,933  554,122  251,959   64,852        -

Total contractual cash
 obligations and commitments    $1,316,195 $743,018 $349,210 $126,115 $ 97,852

The Marine segment enters into contracts to time-charter vessels for use in its operations. To support the operations of the Pork segment, Seaboard has contract grower finishing agreements in place with farmers to raise a portion of Seaboard's hogs according to specifications. Seaboard has entered into grain and feed ingredient purchase contracts to support the live hog operations of the Pork segment and has contracted for the purchase of additional hogs from third parties. The Commodity Trading and Milling segment also enters into commodity purchase contracts and ocean freight contracts, primarily to support sales commitments. Seaboard is also currently negotiating to extend its lease for its port terminal operations in Miami, which is scheduled to expire on September 30, 2008. See Note 11 to the Consolidated Financial Statements for a further discussion and for a more detailed listing of other purchase commitments.

Seaboard has also issued $2.0 million of guarantees to support certain activities of non-consolidated affiliates or third parties who provide services for Seaboard. See Note 11 to the Consolidated Financial Statements for a detailed discussion.

RESULTS OF OPERATIONS

Net sales for the year ended December 31, 2007 increased to $3,213.3 million from $2,707.4 million in 2006 and $2,688.9 million for 2005. The increase in net sales in 2007 was primarily the result of increased prices for commodities sold by the commodity trading business and, to a lesser extent, increased commodity trading volumes and higher volumes for marine cargo services. The increase in net sales in 2006 was primarily the result of higher cargo volumes and higher average rates for marine cargo services and, to a lesser degree, the acquisition of Daily's in July of 2005, higher sales volume and prices of sugar, and higher sales volumes at certain African milling locations. Substantially offsetting the increase in 2006 was lower commodity trading volumes as the result of the sale of some components of Seaboard's third party commodity trading operations in May 2005, and lower sales prices for pork products.

Operating income decreased to $169.9 million in 2007, down from $297.0 million in 2006 and $320.0 million in 2005. The 2007 decrease compared to 2006 primarily reflects the higher feed costs for hogs, including the effect on LIFO reserves, primarily from the increased price of corn and, to a lesser degree, the effect of the mark-to-market of derivatives in the Commodity Trading and Milling segment, and the pension settlement loss in the first quarter of 2007 as discussed in Note 10 of the Consolidated Financial Statements. The 2006 decrease compared to 2005 primarily reflects the lower pork prices partially offset by higher cargo volumes and higher average rates for marine cargo services and, to a lesser degree, higher sugar prices.

Pork Segment

(Dollars in millions)                 2007       2006       2005

Net sales                          $1,003.8   $1,002.7   $1,023.9
Operating income                   $   39.5   $  138.3   $  182.7

Net sales for the Pork segment increased $1.1 million for the year ended December 31, 2007 compared to 2006. The increase is primarily the net result of higher overall prices for pork products sold and higher marketing fee income principally offset by lower overall sales volume of pork products. While the number of hogs processed actually increased slightly, overall pork product sales were down slightly primarily as a result of lower weights of internal hogs processed. Overall, export sales volumes increased significantly more than export sale prices decreased for an overall increase in export sales while domestic sale volumes decreased significantly more than domestic sale prices increased for an overall decrease in domestic sales. Marketing fee income increased as a result of an increase in the number of head processed by Triumph Foods.

Operating income decreased $98.8 million for the year ended December 31, 2007 compared with 2006. The decrease is primarily as a result of higher feed costs, primarily from the increased price of corn, and to a lesser extent, soybean meal, especially during the fourth quarter of 2007. Also decreasing operating income was the impact of using the LIFO method for determining certain inventory costs which decreased operating income by $25.0 million in 2007 compared to an increase of $0.9 million in 2006, primarily as a result of higher feed costs. These higher costs were partially offset by increased marketing fee income. During the fourth quarter of 2007, the Pork segment incurred an operating loss of $5.6 million primarily from the negative LIFO impact of $9.8 million.

Management is unable to predict future market prices for pork products or the cost of feed and third party hogs. Since the last half of 2006, feed costs continue to rise significantly, primarily from the higher cost of corn as the demand for corn has increased due to, among other things, demand by ethanol plants. Also, over the past few years, market prices for pork products were higher than historic norms while recent prices for pork products sold have declined. As a result of current market conditions and unpredictable grain prices, management is unable to predict whether this segment will be profitable for 2008. In addition, as discussed in Note 2 to the Consolidated Financial Statements, depending on management's future plans for expansion of Daily's, there is a possibility that either goodwill or other intangible assets, or both, could be deemed impaired during some future period including fiscal 2008, which may result in a material charge to earnings.

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

Commodity Trading and Milling Segment

(Dollars in millions)                 2007       2006       2005

Net sales                          $1,152.0   $  735.6   $  835.7
Operating income                   $   20.9   $   37.2   $   34.4
Income from foreign affiliates     $    5.2   $    6.3   $    8.1

Net sales for the Commodity Trading and Milling segment increased $416.4 million for the year ended December 31, 2007 compared to 2006. The increase primarily reflects increased prices for commodities sold, especially for wheat, and, to a lesser extent, increased commodity trading volumes with third parties. The increased trading volumes to third parties are primarily a result of Seaboard expanding its business in new and existing markets. As worldwide commodity price fluctuations cannot be predicted, management is unable to predict the level of future sales.

Operating income for this segment decreased $16.3 million for 2007 compared to 2006. This decrease primarily reflects the fluctuation of $19.3 million in 2007 compared to 2006 of marking to market derivative contracts, as discussed below. The decrease was also the result of lower margins from certain milling operations, especially in Zambia. The lower margins at certain milling locations are the result of less favorable market conditions, primarily from competitive pressures and higher wheat costs. Partially offsetting these decreases were increased margins on sales per metric ton to certain foreign non-consolidated affiliates and also increased trading volumes to third parties as discussed above. Due to the uncertain political and economic conditions in the countries in which Seaboard operates, management is unable to predict future operating results, but anticipates positive operating income for 2008 based on current market prices for commodities, excluding the potential effects of marking to market derivative contracts.

Had Seaboard not applied mark-to-market accounting to its derivative instruments, operating income for 2007 would have been higher by $13.2 million, whereas operating income for 2006 and 2005 would have been lower by $6.2 million and $3.9 million, respectively. Included in the 2007 amount, during the fourth quarter of 2007 this segment for the first time entered into certain forward freight agreements, viewed as taking long positions in the freight market as well as covering certain short freight sales, which may or may not result in actual losses when future trades are executed, resulting in a mark-to-market loss of $5.6 million as of December 31, 2007. While management believes its commodity futures and options, foreign exchange contracts and forward freight agreements are primarily economic hedges of its firm purchase and sales contracts or anticipated sales contracts, Seaboard does not perform the extensive record-keeping required to account for commodity transactions as hedges for accounting purposes. Accordingly, while the changes in value of the derivative instruments were marked to market, the changes in value of the firm purchase or sales contracts were not. As products are delivered to customers, these mark-to-market adjustments should be primarily offset by realized margins as revenue is recognized.

Income from foreign affiliates for the year ended December 31, 2007 decreased $1.1 million from 2006 as a result of less favorable market conditions primarily from competitive pressures and higher wheat costs. Based on the uncertainty of local political and economic situations in the countries in which the flour and feed mills operate, and increasing grain costs, management cannot predict future results.

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

Operating income for this segment increased $2.8 million for 2006 compared to 2005. This increase primarily reflects the positive fluctuation of $2.3 million in 2006 compared to 2005 of marking to market derivative contracts, as discussed above. The increase was also the result of improved income from higher sales volume at certain African milling operations as noted above. The increase was partially offset by the lower sales volume as a result of the sale discussed above.

Income from foreign affiliates for the year ended December 31, 2006 decreased $1.8 million from 2005. The decrease primarily reflects better local operating conditions in 2005 compared to 2006 for certain African affiliates.

Marine Segment

(Dollars in millions)                 2007       2006       2005

Net sales                          $  822.2   $  741.6   $  638.3
Operating income                   $  104.2   $  106.0   $   90.9

Net sales for the Marine segment increased $80.6 million for the year ended December 31, 2007, compared to 2006 primarily reflecting higher cargo volumes. Cargo volumes were higher as a result of continued favorable economic conditions in most markets served and the expansion of services provided in certain markets. Cargo rates overall remained relatively flat as a result of increased competition.

Operating income for the Marine segment decreased by $1.8 million over 2006. The decrease was primarily the result of higher dry dock expenses and increased fuel costs for vessels on a per unit shipped basis more than offsetting the increase in higher cargo volumes discussed above. Although management cannot predict changes in future volumes and cargo rates or to what extent changes in competition and economic conditions will impact net sales or operating income, it does expect this segment to remain profitable in 2008, although lower than 2007.

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

Sugar and Citrus Segment

(Dollars in millions)                  2007      2006       2005

Net sales                          $   125.9  $  123.4   $   89.0
Operating income                   $    15.5  $   19.2   $   11.9
Income (loss) from foreign
 affiliates                        $     0.4  $   (1.1)  $    0.1

Net sales for the Sugar and Citrus segment increased $2.5 million for the year ended December 31, 2007 compared to 2006. The increase primarily reflects higher citrus sales partially offset by lower sugar sales. Citrus sales increased primarily as a result of higher sales volume from larger purchases of citrus from third parties for resale during the fourth quarter of 2007 compared to 2006. Sugar sales decreased primarily as a result of lower sales volume partially offset by higher domestic sugar prices. Sales volumes decreased primarily from lower export sales as the result of lower sales of purchased sugar from third parties for resale. Although domestic Argentine prices increased, governmental authorities continue to attempt to control inflation by limiting the price of basic commodities, including sugar. Accordingly, management cannot predict whether sugar prices will continue to increase for 2008.

Operating income decreased $3.7 million during 2007 compared to 2006 primarily as a result of higher overall sugar production costs in excess of domestic price increases, as discussed above, and also an increase in administrative expenses, primarily from higher personnel costs. Management expects positive operating income in this segment for 2008.

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

Power Segment

(Dollars in millions)                2007       2006        2005

Net sales                          $  94.0    $  87.8    $   77.7
Operating income                   $   5.4    $   8.5    $    9.6

Net sales for the Power segment increased $6.2 million for the year ended December 31, 2007 compared to 2006 primarily reflecting higher rates. The higher rates were attributable primarily to higher fuel costs, a component of pricing. For the year, 2007 power production levels were relatively flat compared to 2006. At times during early 2007 and throughout 2006, Seaboard's power production was restricted by the regulatory authorities in the Dominican Republic (DR). The DR regulatory body schedules production based on the amount of funds available to pay for the power produced and the relative costs of the power produced.

Operating income decreased $3.1 million during 2007 compared to 2006. The decrease was primarily the result of fuel cost increases being higher than the increase in rates discussed above. The decrease was also the result of, but to a lesser extent, lower recovery of bad debts during 2007 than 2006 which resulted in a reversal of bad debt expense for each year. Management cannot predict future fuel costs or the extent to which the regulatory authority will restrict Seaboard's future production of power, although management expects this segment to remain profitable for 2008.

Net sales for the Power segment increased $10.1 million for the year ended December 31, 2006 compared to 2005 primarily reflecting higher rates partially offset by lower power production levels. Rates increased during 2006 primarily as a result of higher fuel costs, a component of pricing. At times during 2006, Seaboard's power production was restricted by the regulatory authorities in the Dominican Republic (DR) as discussed above. Operating income decreased $1.1 million during 2006 compared to 2005. The decrease was primarily the result of lower production levels while fuel costs, transmission and other regulatory fees charged to Seaboard increased more than rates increased.

All Other Segments

(Dollars in millions)                2007       2006        2005

Net sales                          $  15.4    $  16.4    $   24.4
Operating income                   $   0.6    $   1.5    $    2.6
Loss  from  foreign affiliate      $  (1.7)   $  (1.2)   $   (7.9)

Net sales and operating income decreased for 2007 compared to 2006 due to decreased volumes and increased production costs in the jalapeno pepper operations. For 2008, management expects operating income for All Other Segments to remain positive.

Net sales and operating income decreased for 2006 compared to 2005 primarily as a result of discontinuing a portion of Seaboard's transportation business during the second half of 2005 and combining the remaining related party portion of the business with the Pork segment. Operating income also decreased during 2006 as a result of increased transportation costs in the jalapeno pepper operations.

The loss from foreign affiliate reflects Seaboard's share of losses from its equity method investment in a Bulgarian wine business (the Business). In 2007 and 2006, Seaboard recorded 50% of the losses from the Business compared to 100% in 2005. No additional losses in future years will be incurred as Seaboard has discontinued using the equity method of accounting for this investment and there is no remaining book value as of December 31, 2007. See Note 5 to the Consolidated Financial Statements for further discussion.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses for the year ended December 31, 2007 increased by $14.8 million over 2006 to $172.1 million. This increase is primarily due to increased personnel costs principally related to the growth of the business and, to a lesser extent, the result of the $3.7 million pension settlement loss recognized in the first quarter of 2007 related to Mr. H. H. Bresky's retirement payment in February 2007 as discussed in Note 10 to the Consolidated Financial Statements. As a percentage of revenues, SG&A decreased to 5.4% for 2007 compared to 5.8% for 2006 primarily as a result of increased sales in the Commodity Trading and Milling and Marine segments.

SG&A expenses for the year ended December 31, 2006 increased by $18.0 million over 2005 to $157.2 million. This increase is primarily due to increases in the Marine segment reflecting increased costs related to the volume growth of this business, the acquisition of Daily's in the Pork segment and, to a lesser extent, additional selling costs related to higher sales volume in the Sugar and Citrus segment. As a percentage of revenues, SG&A increased to 5.8% for 2006 compared to 5.2% for 2005 primarily as a result of the sale of some components of Seaboard's third party commodity trading operations in May 2005 discussed above.

Interest Expense

Interest  expense  totaled  $12.6  million,  $18.8  million   and
$22.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. Interest expense decreased for 2007 compared to 2006, reflecting a lower average level of long-term borrowings outstanding during 2007 and lower average interest rates on short-term borrowings. Interest expense decreased for 2006 compared to 2005, primarily reflecting a lower average level of short-term and long-term borrowings outstanding during 2006.

Interest Income

Interest income totaled $18.9 million, $25.3 million and $14.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. The decrease for 2007 primarily reflects a decrease in interest received on outstanding customer receivable balances in the Power segment, partially offset by an increase in average funds invested and higher interest rates on funds invested. The increase for 2006 primarily reflects the higher level of average funds invested during 2006, an increase in interest received on outstanding customer receivable balances in the Power segment and, to a lesser extent, higher interest rates on funds invested.

Minority and Other Noncontrolling Interests

Minority and other noncontrolling interests expense decreased $6.9 million in 2007 compared to 2006, primarily a result of no longer having the minority interest associated with the Daily's acquisition due to the equity interest being repurchased by Seaboard effective January 1, 2007 as discussed in Note 2 of the Consolidated Financial Statements.

Foreign Currency Gains (Losses)

Foreign currency gains (losses) totaled $0.1 million, $1.2 million and $(1.0) million for the years ended December 31, 2007, 2006 and 2005, respectively. As discussed in Note 5 to the consolidated financial statements, during the fourth quarter of 2007 Seaboard recognized $1.3 million in foreign currency gains related to discontinuing the equity method of accounting related to its investment in a Bulgarian wine business. The remaining fluctuations for 2007 compared to 2006 primarily relates to currency fluctuations in certain African operations of the Commodity Trading and Milling segment. The fluctuations for 2006 compared to 2005 primarily relate to changes in the value of the Dominican Republic (DR) peso compared to the U.S. dollar incurred by the Power division related to its peso-denominated net assets, primarily trade receivables. Seaboard operates in many developing countries throughout the world. The political and economic conditions of these markets, along with fluctuations in the value of the U.S. dollar, cause volatility in currency exchange rates which expose Seaboard to fluctuating foreign currency gains and losses which cannot be predicted by Seaboard.

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

Other Investment Income, Net

Other investment income, net totaled $6.1 million, $4.4 million and $2.0 million for the years ended December 31, 2007, 2006 and 2005, respectively. The increase for 2007 compared to 2006 primarily reflects a gain recognized by the Power segment for the settlement of a receivable, not related to its business,
purchased  at  a  discount.   The  increase  for  2006  primarily
reflects  the  gain  realized  on  a  sale  of  domestic   equity
securities.

Miscellaneous, Net

Miscellaneous, net totaled $5.2 million, $10.2 million and $5.7 million for the years ended December 31, 2007, 2006 and 2005, respectively. During the second quarter of 2007, Seaboard recognized a gain of $4.1 million from a favorable settlement received in June 2007 related to a land expropriation in Argentina. This land settlement was recorded as miscellaneous income since the land was expropriated prior to Seaboard's purchase of the sugar and citrus business, thus never a part of the sugar and citrus operations recorded by Seaboard. For 2006 and 2005, miscellaneous, net included the impact of changing interest rates on interest rate swap agreements. During the second quarter of 2006, Seaboard terminated all interest rate exchange agreements by making a payment in the amount of $1.0 million to unwind these swaps. Seaboard paid a weighted average fixed rate of 5.51% on the notional amount of $150.0 million and received a variable interest rate in return before termination. These contracts were marked-to-market. During 2006, Seaboard recorded a gain of $3.4 million compared to a gain of $3.0 million in 2005, related to these swaps, reflecting the difference between the contracted fixed rate compared to variable rates during those years. These swap agreements did not qualify as hedges for accounting purposes and accordingly, changes in the market value were recorded to earnings as interest rates change. See Note 9 to the Consolidated Financial Statements for additional discussion. Also included in 2006 and 2005 is income of $5.4 million and $1.3 million, respectively, of put option value change as discussed in Note 2 to the Consolidated Financial Statements

Income Tax Expense

The effective tax rate decreased for 2007 compared to 2006 primarily from lower domestic taxable income resulting in a higher percentage of permanently deferred foreign earnings compared to domestic taxable income and, to a lesser extent, a change in valuation allowances resulting in a net benefit in 2007. The effective tax rate increased for 2006 compared to 2005 primarily reflecting favorable tax settlements in 2005. Also, during the second quarter of 2006, Seaboard recorded a $2.8 million tax benefit related to a settlement with the Internal Revenue Service. See Note 7 to the Consolidated Financial Statements for additional discussion of these items.

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

In  September  2006,  the  Financial Accounting  Standards  Board
(FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), "Fair Value Measurements." This statement establishes a single authoritative definition of fair value when accounting rules require the use of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. Seaboard will be required to adopt this statement as of January 1, 2008. However, in February 2008, the FASB issued FASB Staff Position 157-2 which defers the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually). Seaboard will be required to adopt SFAS 157 for these nonfinancial assets and nonfinancial liabilities as of January 1, 2009. Management believes the adoption of SFAS 157 will not have a material impact on Seaboard's financial position or net earnings.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS 159), "The Fair Value Option for Financial Assets and Financial Liabilities." This statement provides companies with an option to report selected financial assets and liabilities at fair value. Seaboard will be required to adopt this statement as of January 1, 2008. Management believes the adoption of SFAS 159 will not have a material impact on Seaboard's financial position or net earnings.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R) (SFAS 141R), "Business Combinations." This statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. This statement also requires that acquisition-related costs of the acquirer be recognized separately from the business combination and will generally be expensed as incurred. Seaboard will be required to adopt this statement as of January 1, 2009. The impact of adopting SFAS 141R will be limited to any future business combinations for which the acquisition date is on or after January 1, 2009.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (SFAS 160), "Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51". This statement will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. Seaboard will be required to adopt this statement as of January 1, 2009. The adoption of SFAS 160 will not have a material impact on Seaboard's financial position or net earnings.

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

Allowance for doubtful accounts - Seaboard primarily uses a specific identification approach, in management's best judgment, to evaluate the adequacy of this reserve for estimated uncollectible receivables as of the consolidated balance sheet date. Changes in estimates, developing trends and other new information can have a material effect on future evaluations. Furthermore, Seaboard's receivables are heavily weighted towards foreign receivables ($273.7 million or 71.2% at December 31, 2007), including receivables due from foreign affiliates ($90.0 million at December 31, 2007) and receivables in the Power segment, which generally represent more of a collection risk than its domestic receivables. Receivables due from foreign affiliates are generally associated with entities located in foreign countries considered underdeveloped, as discussed below, which can experience conditions causing sudden changes to their ability to repay such receivables on a timely basis or in full. For the Power segment which operates in the Dominican Republic (DR), collection patterns have been sporadic and are sometimes based upon negotiated settlements for past due receivables resulting in material revisions to the allowance for doubtful accounts from year to year. Future collections of receivables or lack thereof could result in a material charge or credit to earnings depending on the ultimate resolution of each individual customer past due receivable. Bad debt expense for the years ended December 31, 2007, 2006 and 2005 was $1.4 million, $2.5 million and $4.0 million, respectively.

Investments in and advances to foreign affiliates - Management uses the equity method of accounting for these investments. At the balance sheet date, management will evaluate equity investments and related advances for a potential decline in value deemed to be other than temporary when management believes conditions  warrant  such an assessment.  If management  believes conditions warrant an assessment, such assessment encompasses various methods to determine net realizable value, including methods based on the probability weighting of various future projected net cash flow scenarios expected to be generated by the long-lived assets of the entity, and the resulting ability of that entity to repay its debt and equity based on priority, probability weighting of various future projected net cash flow scenarios expected to be realized through the sale of the ownership interest of the investment, or other methods to assess the fair value of the investment. These projected cash flows and other methods are subjective in nature and are based on management's best estimates and judgment. In addition, in most cases there is very little industry market data available for the countries in which these operations conduct their business. Since these investments mostly involve entities in foreign countries considered underdeveloped, changes in the local economy or political environment may occur suddenly and can materially alter the evaluation and estimates used to project cash flows. In most cases, Seaboard has an ongoing business relationship through sales of grain to these entities that also includes receivables from these foreign affiliates as discussed above. Management considers the long-term business prospects of such investments when making its assessment. At December 31, 2007, the total investment in and advances to foreign affiliates was $60.7 million. See Note 5 to the Consolidated Financial Statements for further discussion.

Goodwill and Other Intangible Assets - Goodwill and other indefinite-life intangible assets, not subject to amortization, are evaluated annually for impairment at the quarter-end closest to the anniversary date of the acquisition, or more frequently if circumstances indicate that impairment is likely. The impairment tests require management to make judgments in determining what assumptions to use in estimating fair value. One of the methods used by Seaboard to determine fair value is the income approach using discounted future projected cash flows. Some of the key assumptions utilized in determining future projected cash flows include estimated growth rates, expected future sales prices and costs, and future capital expenditures requirements. Judgment is also required in assigning probability weighting to the various future cash flow scenarios. The probability weighting percentages used and the various future projected cash flow models prepared by management are based on current facts and circumstances existing at the time of preparation and management's best estimates and judgment of future operating results. Seaboard cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and indefinite-life intangible assets that may include, but are not limited to, a change in the business climate, a negative change in relationships with significant customers, and changes to strategic decisions, including decisions to expand, made in response to economic and competitive conditions. Changes in these facts, circumstances and management's estimates and judgment could result in an impairment of goodwill and/or other intangible assets resulting in a material charge to earnings. See Note 2 to the Consolidated Financial Statements for further discussion regarding the Pork segment and its recorded intangible asset values related to Daily's. At December 31, 2007, Seaboard has goodwill of $40.6 million and other intangible assets not subject to amortization of $24.0 million.

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

Income Taxes - Income taxes are determined by management based on current tax regulations in the various worldwide taxing jurisdictions in which Seaboard conducts its business. In various situations, accruals have been made for estimates of the tax effects for certain transactions, business structures, the estimated reversal of timing differences and future projected profitability of Seaboard's various business units based on management's interpretation of existing facts, circumstances and tax regulations. Should new evidence come to management's attention which could alter previous conclusions or if taxing authorities disagree with the positions taken by Seaboard, the change in estimate could result in a material adverse or favorable impact on the financial statements. As of December 31, 2007, Seaboard has deferred tax assets of $43.5 million, net of the valuation allowance of $18.1 million, and deferred tax liabilities of $129.7 million. For the years ended December 31, 2007, 2006 and 2005, income tax expense included $(22.5) million, $6.5 million and $5.4 million for deferred taxes to federal, foreign, state and local taxing jurisdictions.

Contingent liabilities - Management has evaluated Seaboard's various exposures, including environmental exposures of its Pork segment. Based on currently available information and analysis, management has analyzed the potential probability of the various exposures and believes that all such items have been adequately accrued for and reflected in the consolidated balance sheet as of December 31, 2007. Changes in information, legal statutes or events could result in management making changes in estimates that could have a material adverse impact on the financial statements.

DERIVATIVE INFORMATION

Seaboard is exposed to various types of market risks from its day-
to-day  operations.   Primary market risk exposures  result  from
changing   commodity  prices,  freight  rates,  foreign  currency
exchange rates and interest rates. Changes in commodity prices impact the cost of necessary raw materials and other inventories, finished product sales and firm sales commitments. Seaboard uses various grain and meal futures and options purchase contracts to manage certain risks of increasing prices of raw materials and
firm  sales  commitments or anticipated sales  contracts.   Short
sales contracts are then used to offset the open purchase derivatives when the related commodity inventory is purchased in advance of the derivative maturity, effectively offsetting the initial futures or option purchase contract. From time to time, hog futures are used to manage risks of increasing prices of live hogs acquired for processing, and pork bellies and hog futures are used to manage risks of fluctuating prices of pork product inventories and related future sales. Because changes in foreign currency exchange rates impact the cash paid or received on foreign currency denominated receivables and payables, Seaboard manages certain of these risks through the use of foreign currency forward exchange agreements. Changes in interest rates impact the cash required to service variable rate debt. From time to time, Seaboard uses interest rate swaps to manage risks of increasing interest rates. From time to time, Seaboard may enter into speculative derivative transactions related to its market risks.

During the fourth quarter of 2007, the Commodity Trading and Milling segment for the first time entered into certain forward freight agreements, viewed as taking long positions in the freight market as well as covering short freight sales, which may or may not result in actual losses when future trades are executed. These forward freight agreements which extend into 2009 are viewed by management as an economic hedge against the potential of future rising charter hire rates to be incurred by this segment for bulk cargo shipping while conducting its business of delivering grains to customers in many international locations.

Inventories that are sensitive to changes in commodity prices, including carrying amounts at December 31, 2007 and 2006, are presented in Note 4 to the Consolidated Financial Statements. Raw material requirements, finished product sales, and firm sales commitments are also sensitive to changes in commodity prices. The tables below provide information about Seaboard's derivative contracts that are sensitive to changes in commodity prices. Although used to manage overall market risks, Seaboard does not perform the extensive record-keeping required to account for commodity transactions as hedges. Management continues to believe its commodity futures and options are primarily economic hedges although they do not qualify as hedges for accounting purposes. Since these derivatives are not accounted for as hedges, fluctuations in the related commodity prices could have a material impact on earnings in any given year. The following tables present the notional quantity amounts, the weighted average contract prices, the contract maturities, and the fair values of the open commodity derivative positions at December 31, 2007.

                                Contract Volumes  Wtd.-avg.          Fair Value
Trading:                         Quantity Units   Price/Unit Maturity   (000's)

Futures Contracts:

 Corn purchases-long            11,002,682 bushels  $  4.53     2008  $ 2,260
 Corn sales-short                6,036,725 bushels     5.02     2008   (1,874)

 Wheat purchases-long            9,426,493 bushels     7.78     2008   11,129
 Wheat sales-short               3,562,723 bushels     8.11     2008   (4,225)

 Soybean purchases-long            680,000 bushels    11.23     2008      554
 Soybean sales-short               420,000 bushels    10.93     2008     (446)

 Soybean meal purchases-long        78,800 tons      303.68     2008    2,525
 Soybean meal sales-short          132,600 tons      274.14     2008   (8,082)

 Hog purchases-long             11,400,000 pounds       .70     2008     (996)

 Pork bellies purchases-long       720,000 pounds       .86     2008        2

 Sun seed pellets purchases-long   146,968 bushels    15.59     2008      171
 Sun seed pellets sales-short       55,113 bushels    15.35     2008      (79)

Options Contracts:

 Wheat calls purchased-long      2,825,735 bushels      .49     2008    2,143

 Wheat calls written-short       4,577,205 bushels      .21     2008   (1,213)

 Wheat puts purchased-long         125,000 bushels  $   .35     2008  $   (30)

At December 31, 2006, Seaboard had net trading contracts to purchase (sell) 12,208,000 bushels of grain with a fair value of $1,223,000, 8,100 tons of meal with a fair value of $492,000, and 15,560,000 pounds of hog with a fair value of $(83,000).

The table below provides information about the forward currency exchange agreements entered into and financial instruments sensitive to foreign currency exchange rates at December 31, 2007. The information below is presented in U.S. dollar equivalents and the majority of the contracts mature through 2008. The table presents the contract amounts in fair values and weighted average contractual exchange rate.

December 31, 2007                                        Contract
(Dollars in thousands)                                    Amounts   Fair Values

Trading:

  Forward exchange agreements (receive $U.S./pay
   South African Rand (ZAR))                              $100,452   $  (472)

 Related weighted average contractual exchange rates:
  Forward exchange agreements (receive $U.S./pay ZAR)         6.94

 Forward exchange agreements (receive $U.S./pay Euro
  (EUR))                                                  $ 26,706   $(1,186)

 Related weighted average contractual exchange rates:
  Forward exchange agreements (receive $U.S./pay EUR)          .71

 Forward exchange agreement, including projected
  Interest due at maturity (receive Japanese Yen/pay
   $U.S.)                                                 $ 63,081   $(1,945)

 Related weighted average contractual exchange rates:
  Forward exchange agreements (receive Japanese Yen/pay
   $U.S.)                                                   108.13

At December 31, 2006, Seaboard had net agreements to exchange the equivalent of $42.8 million of South African rand at an average contractual exchange rate of 7.17 ZAR to one U.S. dollar and a fair value of $(0.6) million. At December 31, 2006, Seaboard also had net agreements to exchange the equivalent of $58.4 million of Japanese Yen at an average contractual exchange rate of 114.30 Yen to one U.S. dollar and a fair value of $(0.8) million.

The  table  below provides information about the forward  freight agreements at December 31, 2007.  The table presents the per  day contract amount and its related fair value.
                                                   Per Day       Fair Value
December   31,  2007                            ContractAmount     (000's)

Trading:

      Forward  freight agreement during  2008      $61,250       $(3,546)
      Forward  freight agreement during  2009      $41,500       $(2,043)

The table below provides information about Seaboard's non-trading financial instruments sensitive to changes in interest rates at December 31, 2007. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. At December 31, 2007, long-term debt included foreign subsidiary obligations of $1.7 million denominated in CFA francs (a currency used in several central African countries), $0.3 million payable in Argentine pesos, and $0.1 million denominated in Mozambique metical. At December 31, 2006, long-term debt included foreign subsidiary obligations of $1.8 million denominated in CFA francs,
$0.3 million payable in Argentine pesos, and $0.6 million denominated in Mozambique metical. Weighted average variable rates are based on rates in place at the reporting date. Short-term instruments including short-term investments, non-trade receivables and current notes payable have carrying values that approximate market and are not included in this table due to their short-term nature.

(Dollars in thousands)  2008    2009    2010    2011    2012 Thereafter   Total

Long-term debt:

 Fixed rate           $11,632 $46,891 $ 2,109  $1,477 $32,546 $   709   $95,364

 Average interest rate  6.85%   6.34%  11.38%   8.87%  7.03%   15.92%     6.86%

 Variable rate        $   280 $     - $     -  $    - $    -  $41,800   $42,080

 Average interest rate  7.00%       -       -       -      -    3.49%     3.52%

Non-trading financial instruments sensitive to changes in interest rates at December 31, 2006 consisted of fixed rate long-term debt totaling $159.1 million with an average interest rate of 7.09%, and variable rate long-term debt totaling $42.1 million with an average interest rate of 4.00%.

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

Management's Report on Internal Control over Financial Reporting

The  management  of  Seaboard Corporation  and  its  consolidated subsidiaries (Seaboard) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management and its Internal Audit Department, Seaboard conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under the framework in Internal Control - Integrated Framework, management concluded that Seaboard's internal control over financial reporting was effective as of December 31, 2007.

Seaboard's registered independent public accounting firm, that audited the consolidated financial statements included in the annual report, have issued an audit report on the effectiveness of Seaboard's internal control over financial reporting. Their report is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Seaboard Corporation:

We have audited the accompanying consolidated balance sheets of Seaboard Corporation and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of earnings, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 10 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards
No.  158,  Employers' Accounting for Defined Benefit Pension  and
Other Postretirement Plans, in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Seaboard Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

                                 /s/KPMG LLP


Kansas City, Missouri
February 28, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Seaboard Corporation:

We have audited Seaboard Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Seaboard Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Seaboard Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Seaboard Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of earnings, changes in equity, and cash flows for each of the years in the three-year period ended
December 31, 2007, and our report dated February 28, 2008 expressed an unqualified opinion on those consolidated financial statements.


                                 /s/KPMG LLP



Kansas City, Missouri
February 28, 2008

                             SEABOARD CORPORATION
                      Consolidated Statement of Earnings




                                                  Years ended December 31,
(Thousands of dollars except per share amounts) 2007        2006       2005

Net sales:

Products                                    $2,268,310  $1,858,588  $1,950,896
Service revenues                               851,038     760,964     660,313
Other                                           93,953      87,845      77,685
 Total net sales                             3,213,301   2,707,397   2,688,894

Cost of sales and operating expenses:
Products                                     2,120,412   1,591,146   1,654,390
Services                                       667,146     586,142     511,394
Other                                           83,769      75,870      63,793
 Total cost of sales and operating expenses  2,871,327   2,253,158   2,229,577

Gross income                                   341,974     454,239     459,317

Selling, general and administrative expenses   172,059     157,244     139,272

Operating income                               169,915     296,995     320,045

Other income (expense):
   Interest expense                            (12,588)    (18,774)    (22,165)
   Interest income                              18,867      25,257      14,186
   Income from foreign affiliates                3,874       4,022         362
   Minority and other noncontrolling interests      64      (6,883)     (4,521)
   Foreign currency gain (loss), net               120       1,210      (1,032)
   Loss from the sale of a portion of operations     -           -      (1,748)
   Other investment income, net                  6,065       4,381       1,962
   Miscellaneous, net                            5,192      10,216       5,723
    Total other income (expense), net           21,594      19,429      (7,233)

Earnings before income taxes                   191,509     316,424     312,812

Income tax expense                             (10,177)    (57,735)    (46,150)

Net earnings                                $  181,332  $  258,689  $  266,662


Basic earnings per common share             $   144.15  $   205.09  $   212.20

Diluted earnings per common share           $   144.15  $   205.09  $   211.94

Weighted average shares outstanding

  Basic                                      1,257,901   1,261,367   1,256,645
  Diluted                                    1,257,901   1,261,367   1,258,202

Dividends declared per common share         $     3.00  $     3.00  $     3.00

            See accompanying notes to consolidated financial statements.

                             SEABOARD CORPORATION
                          Consolidated Balance Sheets

                                                               December 31,
(Thousands of dollars except per share amounts)              2007        2006

                                Assets
Current assets:

   Cash and cash equivalents                            $   47,346  $   31,369

   Short-term investments                                  286,660     478,859

   Receivables:
      Trade                                                251,005     202,112
      Due from foreign affiliates                           90,019      52,416
      Other                                                 26,349      37,158
                                                           367,373     291,686
      Allowance for doubtful accounts                       (8,060)    (14,638)
        Net receivables                                    359,313     277,048

   Inventories                                             392,946     341,366

   Deferred income taxes                                    19,558      12,894

   Other current assets                                     77,710      55,033

        Total current assets                             1,183,533   1,196,569

Investments in and advances to foreign affiliates           60,706      42,457

Net property, plant and equipment                          730,395     637,813

Goodwill                                                    40,628      28,372

Intangible assets, net                                      30,895      28,760

Other assets                                                47,542      27,462

Total Assets                                            $2,093,699  $1,961,433

            Liabilities and Stockholders' Equity

Current liabilities:

   Notes payable to banks                               $   85,088  $   62,975

   Current maturities of long-term debt                     11,912      63,415

   Accounts payable                                        135,398     103,429

   Accrued compensation and benefits                        72,258      78,818

   Accrued voyage costs                                     38,129      30,860

   Income taxes payable                                      8,441       2,525

   Accrued financial derivative liabilities                  9,192       1,422

   Other accrued liabilities                                62,510      45,798

      Total current liabilities                            422,928     389,242

Long-term debt, less current maturities                    125,532     137,817

Deferred income taxes                                      105,697     119,861

Accrued pension liability                                   50,498      44,279

Other liabilities                                           33,845      27,824

      Total non-current and deferred liabilities           315,572     329,781

Minority and other noncontrolling interests                    971      39,103

Commitments and contingent liabilities

Stockholders' equity:

   Common stock of $1 par value.  Authorized 4,000,000
     shares; isued and outstanding 1,244,278 and 1,261,367
     shares                                                  1,244       1,261

   Additional paid-in capital                                    -      21,574

   Accumulated other comprehensive loss                    (78,651)    (82,493)

   Retained earnings                                     1,431,635   1,262,965

      Total stockholders' equity                         1,354,228   1,203,307

Total Liabilities and Stockholders' Equity              $2,093,699  $1,961,433

         See accompanying notes to consolidated financial statements.

SEABOARD CORPORATION
Consolidated Statement of Cash Flows



                                                   Years ended December 31,
(Thousands of dollars)                           2007        2006       2005

   Cash flows from operating activities:

   Net earnings                             $   181,332 $   258,689  $ 266,662

   Adjustments to reconcile net earnings to cash
     from operating activities:
       Depreciation and amortization             79,221      71,258     65,106
       Income from foreign affiliates            (3,874)     (4,022)      (362)
       Put option value change                        -      (5,400)    (1,300)
       Other investment income, net              (6,065)     (4,381)    (1,962)
       Foreign currency exchange losses (gains)   4,496          38        (25)
       Minority and noncontrolling interest         (64)      6,883      4,521
       Loss from the sale of a portion of
        operations                                    -           -      1,748
       Deferred income taxes                    (26,740)      6,358      5,371
       Gain from sale of fixed assets            (1,285)       (705)    (2,081)
   Changes in current assets and liabilities,
     net of portion of operations sold and
     business acquired:
        Receivables, net of allowance           (80,360)    (49,613)    37,247
        Inventories                             (52,699)    (11,349)   (46,283)
        Other current assets                    (20,968)     17,915    (25,417)
        Current liabilities, exclusive of debt   63,255      (1,815)    15,678
   Other, net                                     7,630         (99)    12,229

Net cash from operating activities              143,879     283,757    331,132

   Cash flows from investing activities:
   Purchase of short-term investments        (1,683,849) (2,560,280)  (819,643)
   Proceeds from the sale of short-term
    investments                               1,851,589   2,437,331    561,291
   Proceeds from the maturity of short-term
    investments                                  24,842      25,230          -
   Purchase of long-term investments             (2,000)     (4,585)         -
   Proceeds from the sale of a portion of
    operations                                        -           -     26,471
   Acquisition of business                            -           -    (47,993)
   Investments in and advances to foreign
    affiliates, net                             (13,238)      1,144       (399)
   Capital expenditures                        (164,173)    (85,886)   (64,241)
   Repurchase of minority interest in a
    controlled subsidiary                       (61,260)          -          -
   Proceeds from the sale of fixed assets         4,148       3,498      4,933
   Other, net                                    (4,754)     (2,954)     3,988

Net cash from investing activities              (48,695)   (186,502)  (335,593)

   Cash flows from financing activities:
   Notes payable to banks, net                   19,111     (29,963)    91,149
   Principal payments of long-term debt         (63,536)    (61,270)   (60,580)
   Repurchase of common stock                   (30,488)          -          -
   Dividends paid                                (3,765)     (3,784)    (3,770)
   Dividends paid to minority and
    noncontrolling interests                       (136)     (2,741)    (2,073)
   Other, net                                         -      (2,419)      (762)

Net cash from financing activities              (78,814)   (100,177)    23,964

Effect of exchange rate change on cash             (393)       (331)       499

Net change in cash and cash equivalents          15,977      (3,253)    20,002

Cash and cash equivalents at beginning of year   31,369      34,622     14,620

Cash and cash equivalents at end of year    $    47,346 $    31,369  $  34,622

           See accompanying notes to consolidated financial statements.

                                                   SEABOARD CORPORATION
                                        Consolidated Statement of Changes in Equity


                                                                         Accumulated
                                                                             Other
                                                    Common  Additional   Comprehensive      Retained
(Thousands of dollars except per share amounts)     Stock    Capital          Loss          Earnings       Total
Balances, January 1, 2005                          $ 1,255  $      -      $   (53,741)     $  745,168   $  692,682
Comprehensive income
   Net earnings                                                                               266,662      266,662
   Other comprehensive income net
     of income tax benefit of $606:
       Foreign currency translation adjustment                                    757                          757
       Unrealized gain on investments                                             671                          671
       Unrecognized pension cost                                                 (666)                        (666)
       Unrealized loss on cash flow hedges                                        155                          155
       Amortization of deferred
         gains on interest rate swaps                                            (201)                        (201)
Comprehensive income                                                                                       267,378
Issuance of 6,313 shares of common stock to Parent       6     8,311                                         8,317
Excess of fair value over book value
  of equity in subsidiary issued to
  a third party                                               13,263                                        13,263
Dividends on common stock                                                                      (3,770)      (3,770)
Balances, December 31, 2005                          1,261    21,574          (53,025)      1,008,060      977,870
Comprehensive income
   Net earnings                                                                               258,689      258,689
   Other comprehensive income net
     of income tax benefit of $2,117:
       Foreign currency translation adjustment                                 (2,582)                      (2,582)
       Unrealized gain on investments                                             433                          433
       Unrecognized pension cost                                               (2,085)                      (2,085)
       Unrealized loss on cash flow hedges                                        (22)                         (22)
       Amortization of deferred
         gains on interest rate swaps                                            (198)                        (198)
Comprehensive income                                                                                       254,235
Adjustment to initially apply FASB
 Statement No. 158, net of tax benefit of $11,253                             (25,014)                     (25,014)
Dividends on common stock                                                                      (3,784)      (3,784)
Balances, December 31, 2006                          1,261    21,574          (82,493)      1,262,965    1,203,307
Comprehensive income
   Net earnings                                                                               181,332      181,332
   Other comprehensive income net
     of income tax expense of $(2,492):
       Foreign currency translation adjustment                                 (2,908)                      (2,908)
       Unrealized gain on investments                                            (212)                        (212)
       Unrecognized pension cost                                                7,059                        7,059
       Unrealized loss on cash flow hedges                                         55                           55
       Amortization of deferred
         gains on interest rate swaps                                            (152)                        (152)
Comprehensive income                                                                                       185,174
Repurchase of Common Stock                             (17)  (21,574)               -          (8,897)     (30,488)
Dividends on common stock                                                                      (3,765)      (3,765)
Balances, December 31, 2007                        $ 1,244  $      -      $   (78,651)     $1,431,635   $1,354,228

                              See accompanying notes to consolidated financial statements.

               Notes to Consolidated Financial Statements

Note 1

Summary of Significant Accounting Policies

Operations of Seaboard Corporation and its Subsidiaries

Seaboard Corporation and its subsidiaries (Seaboard) is a diversified international agribusiness and transportation company. In the United States, Seaboard is primarily engaged in pork production and processing, and ocean transportation. Overseas, Seaboard is primarily engaged in commodity merchandising, grain processing, sugar production, and electric power generation. Seaboard Flour LLC (the Parent Company) is the owner of 71.8% of Seaboard's outstanding common stock.

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

Goodwill and Other Intangible Assets

Goodwill and other indefinite-life intangible assets are evaluated annually for impairment at the quarter-end closest to the anniversary date of the acquisition, or more frequently if circumstances indicate that impairment is likely. Separable intangible assets with finite lives are amortized over their useful lives. Any one event or a combination of events such as change in the business climate, a negative change in relationships with significant customers, and changes to strategic decisions, including decisions to expand, made in response to economic or competitive conditions could require an interim assessment prior to the next required annual assessment. The most recent impairment tests performed and current market conditions indicate goodwill and other intangible assets are not impaired as of December 31, 2007. See Note 2 for further discussion regarding the Pork Segment and its recorded intangible asset values related to Daily's.

Accrued Self-Insurance

Seaboard is self-insured for certain levels of general and vehicle liability, property, workers' compensation, product recall and health care coverage. The cost of these self-insurance programs is accrued based upon estimated settlements for known and anticipated claims. Any resulting adjustments to previously recorded reserves are reflected in current operating results.

Deferred Grants

Included in other liabilities at December 31, 2007 and 2006 is $7,317,000 and $7,740,000, respectively, of deferred grants. The deferred grants represent economic development funds contributed by government entities that were limited to construction of a pork processing facility in Guymon, Oklahoma. Deferred grants are being amortized as a reduction of depreciation expense over the life of the assets acquired with the funds.

Asset Retirement Obligation

Seaboard has recorded long-lived assets and a related liability for the asset retirement obligation costs associated with the closure of the hog lagoons it is legally obligated to close in the future should Seaboard cease operations or plan to close such lagoons voluntarily in accordance with a changed operating plan. Based on detailed assessments and appraisals obtained to estimate the future retirement costs, Seaboard has determined and recorded the present value of the projected costs with the retirement asset depreciated over the economic life of the related asset. The following table shows the changes in the asset retirement obligation during 2007 and 2006.

                                               Years ended December 31,
(Thousands of dollars)                                2007    2006

Beginning balance                                    $7,229  $6,730
Accretion expense                                       574     499
Liability for additional lagoons placed in service      151       -
Adjustment to existing lagoons                          163       -
Ending balance                                       $8,117  $7,229

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

Revenue Recognition

Revenue of the containerized cargo service is recognized ratably over the transit time for each voyage with expenses associated with containerized cargo service being recognized as incurred. Revenue of the commodity trading business is recognized when the commodity is delivered to the customer and the sales price is fixed or determinable. Revenues from all other commercial exchanges are recognized at the time products are shipped or
delivered   in
accordance with shipping terms, or services rendered, the customer takes ownership and assumes risk of loss, collection is reasonably assured and the sales price is fixed or determinable. As a result of a marketing agreement with Triumph Foods, beginning in 2006 Seaboard's sales prices for its pork products included in product revenues are primarily based on a margin sharing arrangement that considers the average sales price and mix of products sold from both Seaboard's and Triumph Foods' hog processing plants. Seaboard earns a fee for marketing the pork products of Triumph Foods and recognizes this fee as service revenue primarily based on the number of head processed by Triumph Foods.

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

Earnings Per Common Share

Earnings per common share are based upon the weighted average shares outstanding during the period. Basic and diluted earnings per share are the same for the years ended December 31, 2007 and 2006. Basic and diluted earnings per share are different for the year ended December 31, 2005 as a result of the issuance of shares to the Parent Company in the fourth quarter of 2005. See
Note 12 for further discussion.

Cash and Cash Equivalents

For  purposes  of  the  consolidated statements  of  cash  flows,
management   considers   all  demand   deposits   and   overnight
investments as cash equivalents. The amounts paid for interest and income taxes are as follows:

                                            Years ended December 31,
(Thousands of dollars)                    2007        2006        2005

Interest (net of amounts capitalized) $  11,733   $  19,461   $  23,116
Income taxes (net of refunds)            20,993      47,515      68,243

Supplemental Noncash Transactions

As more fully described in Note 2, Seaboard acquired a bacon processor in July 2005. Also, Seaboard repurchased the 4.74% equity interest in Seaboard Foods LP from the former owners of Daily's effective January 1, 2007. The following table summarizes the non-cash transactions resulting from this acquisition and this repurchase:

                                                      Year ended
                                                      December 31,
(Thousands of dollars)                              2007       2005

Increase in net working capital                   $     -   $ 11,430
Increase in fixed assets                            7,976     28,798
Increase in intangible assets                       3,745     30,800
Increase in goodwill                               12,256     28,372
Decrease (Increase) in non-controlling interest    37,933    (31,225)
Increase in other non-controlling interest              -       (219)
Increase in put option value                            -     (6,700)
Increase in deferred income tax liability            (650)         -
Increase in additional paid-in capital                  -    (13,263)
Cash paid                                         $61,260   $ 47,993

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

In the fourth quarter of 2007, the Power segment received $4,500,000 of fixed assets for the settlement of a receivable, not related to its business, purchased at a discount, and recognized a gain of $3,596,000 included in other investment income. In the fourth quarter of 2005, Seaboard issued 6,313.34 shares to its Parent Company as a result of a tax benefit of $8,317,000. See Note 12 for further discussion.

Foreign Currency Transactions and Translation

Seaboard has operations in and transactions with customers in a number of foreign countries. The currencies of the countries fluctuate in relation to the U.S. dollar. Certain of the major contracts and transactions, however, are denominated in U.S. dollars. In addition, the value of the U.S. dollar fluctuates in relation to the currencies of countries where certain of Seaboard's foreign subsidiaries and affiliates primarily conduct business. These fluctuations result in exchange gains and losses. The activities of these foreign subsidiaries and affiliates are primarily conducted with U.S. subsidiaries or operate in hyper-inflationary environments. As a result, the
financial   statements  of  certain  foreign   subsidiaries   and
affiliates are re-measured using the U.S. dollar as the functional currency. Included in foreign currency gain (loss), net for the years ended December 31, 2007 and 2006 are foreign currency gains of $1,000,000 and $1,695,000, respectively, recorded in December 2007 and 2006. This gain reflects the re-measurement as of December 31, 2007 and 2006 of a note payable denominated in Japanese Yen, as discussed in Note 8, of a foreign consolidated subsidiary accounted for on a one-month lag except for this re-measurement of this note payable. This currency gain was primarily offset by a mark-to-market currency loss at December 31, 2007 and 2006 from a foreign currency derivative contract discussed in Note 9.

Seaboard's Sugar and Citrus segment and three non-controlled, non-consolidated foreign affiliates (milling businesses in Colombia, Kenya and Lesotho), use local currency as their functional
currency.   Assets  and  liabilities of  these  subsidiaries  are
translated to U.S. dollars at year-end exchange rates, and income and expense items are translated at average rates. Translation
gains   and   losses   are  recorded  as  components   of   other
comprehensive  loss.   U.S.  dollar  denominated  net  asset   or
liability conversions to the local currency are recorded through income.

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

Seaboard holds and issues certain derivative instruments to manage various types of market risks from its day-to-day operations primarily including commodity futures and option contracts and foreign currency exchange agreements, and from time-to-time, forward freight agreements and interest rate exchange agreements. While management believes each of these instruments primarily are entered into in order to effectively manage various market risks, as of December 31, 2007 none of the derivatives are designated and accounted for as hedges primarily as a result of the extensive record-keeping requirements. From time to time, Seaboard may enter into speculative derivative transactions related to its market risks.

Accounting Changes and New Accounting Standards

In  June  2006, the FASB issued FASB Interpretation No.  48  (FIN
48), "Accounting for Uncertainty in Income Taxes", which defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. FIN 48 also prescribes a method for computing the tax benefit of such tax positions to recognize in the financial statements. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of January 1, 2007, Seaboard adopted FIN 48. The adoption of FIN 48 did not have a material impact on Seaboard's financial position or net earnings. See Note 7 for further discussion.

In  September  2006,  the  Financial Accounting  Standards  Board
(FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), "Fair Value Measurements". This statement establishes a single authoritative definition of fair value when accounting rules require the use of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. Seaboard will be required to adopt this statement on January 1, 2008. However, in February 2008, the FASB issued FASB Staff Position 157-2 which defers the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually). Seaboard will be required to adopt SFAS 157 for these nonfinancial assets and nonfinancial liabilities as of January 1, 2009. Management believes the adoption of SFAS 157 will not have a material impact on Seaboard's financial position or net earnings.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (SFAS 158), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." As of December 31, 2006, Seaboard adopted SFAS 158. See Note 10 for further discussion.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS 159), "The Fair Value Option for Financial Assets and Financial Liabilities." This statement provides companies with an option to report selected financial assets and liabilities at fair value. Seaboard will be required to adopt this statement as of January 1, 2008. Management believes the adoption of SFAS 159 will not have a material impact on Seaboard's financial position or net earnings.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R) (SFAS 141R), "Business Combinations." This statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. This statement also requires that acquisition-related costs of the acquirer be recognized separately from the business combination and will generally be expensed as incurred. Seaboard will be required to adopt this statement as of January 1, 2009. The impact of adopting SFAS 141R will be limited to any future business combinations for which the acquisition date is on or after January 1, 2009.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (SFAS 160), "Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51." This statement will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. Seaboard will be required to adopt this statement as of January 1, 2009. The adoption of SFAS 160 will not have a material impact on Seaboard's financial position or net earnings.

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

The sellers of Daily's had an option to put their 4.74% equity interest in Foods back to Seaboard after two years for the greater of $40,000,000 or a formula determined value as of the put date. The minimum put option value of $40,000,000 expired after five years. Likewise, Seaboard had a call provision after five years of operations whereby Seaboard could reacquire the 4.74% equity interest for the greater of $45,000,000 or a formula determined value. On December 27, 2006, Seaboard entered into a Purchase Agreement to repurchase the 4.74% equity interest in Foods from the former owners of Daily's effective January 1, 2007. As part of the Purchase Agreement, on January 2, 2007 Seaboard paid $30,000,000 of the purchase price for the 4.74%
equity interest to the former owners of Daily's. The total purchase price was equal to the greater of $40,000,000 or the same formula-determined value of the original put option, determined as of June 30, 2007, less the amount of interest which accrued on the initial $30,000,000 portion of the purchase price from January 2, 2007 through the date on which the balance of the purchase price was paid.

Based on the formula of operating results and certain net cash flows through June 30, 2007, the final purchase price was determined to be $61,260,000, including transaction costs of $53,000. Seaboard paid the balance of the purchase price owed to the former owners of Daily's of $31,207,000 in August 2007. The total purchase price for the 4.74% equity interest in Seaboard Foods LP of $61,260,000 represents $23,327,000 in excess of book value. Seaboard applied the purchase method of accounting for this step acquisition by allocating the purchase price to the fair value of the net assets acquired to the extent of the 4.74% change in ownership. Depreciation and amortization of $593,000 was recorded in the second quarter representing the amount of depreciation on the write-up of fixed assets and amortization of intangible asset from January 1, 2007 through June 30, 2007.

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

The following table summarizes the allocation of the purchase price to the fair values of the assets acquired and liabilities assumed at January 1, 2007, the effective date of the repurchase, and July 3, 2005, the effective date of the acquisition.

(Thousands of dollars)                           January 1, 2007   July 3, 2005

Net working capital                                  $      -        $ 11,430
Net property, plant and equipment                       7,976          28,798
Intangible assets                                       3,745          30,800
Goodwill (tax basis of $0 and $21,673, respectively)   12,256          28,372
Increase in other non-controlling interest                  -            (219)
Increase in deferred tax liability                       (650)              -
  Net assets acquired                                $ 23,327        $ 99,181

The intangible assets acquired include $24,000,000 of trade names and registered trademarks which are not subject to amortization. The remaining intangible asset balance acquired consists primarily of contractual and direct customer relationships, and covenants not to compete and will be amortized over five years.
The   intangible  asset
from the repurchase is for customer relationships and will be amortized over fifteen years. The factors that contributed to a purchase price that resulted in the recognition of goodwill related to the acquisition were the expansion of Pork's integrated model into value-added products allowing further realization from Pork's existing products, enhancing Pork's ability to venture into other further processed pork products and  access  to  an  expanded  base  of  industry  knowledge  and expertise. The factor that contributed to a purchase price that resulted in the recognition of goodwill from the repurchase was a formula based re-purchase price resulting in a value in excess of historical book values. As a result of the acquisition and repurchase, the Pork Division is the only segment with goodwill or intangible assets.

The following table is a summary of goodwill and intangible assets acquired from the Daily's acquisition and Seaboard's repurchase of Daily's 4.74% equity interest in Foods, at December
31, 2007 and 2006.

                                                               December 31,
(Thousands of dollars)                                      2007         2006

Intangibles subject to amortization:
   Gross carrying amount:
         Customer relationships                           $ 9,045      $ 5,300
         Covenants not to compete                           1,500        1,500
                                                           10,545        6,800

   Accumulated amortization:
         Customer relationships                            (2,900)      (1,590)
         Covenants not to compete                            (750)        (450)
                                                           (3,650)      (2,040)

   Net carrying amount:
         Customer relationships                             6,145        3,710
         Covenants not to compete                             750        1,050
Intangibles subject to amortization, net                    6,895        4,760

Intangibles not subject to amortization:
   Carrying amount-trade names and registered trademarks   24,000       24,000

Total intangible assets, net                               30,895       28,760

Goodwill                                                   40,628       28,372

Total goodwill and intangible assets, net                 $71,523      $57,132

The amortization expense of amortizable intangible assets for the years ended December 31, 2007 and 2006 was approximately $1,610,000 and $1,360,000, respectively. Amortization expense for the five succeeding years is $1,610,000 for each of the next two years, $930,000 in the third year and $250,000 each for the fourth and fifth year.

As discussed above, the Pork segment recorded goodwill and other intangibles assets not subject to amortization in connection with its acquisition of Daily's. The fair value of these intangible assets as of December 31, 2007 is partially based on certain scenarios that include management's ability and intention to grow and expand Daily's through construction or acquisition of additional capacity. However, based in part on recent market conditions, management is currently evaluating such future plans for expanding Daily's capacity. Accordingly, depending on the ultimate outcome of management's decision for the future plans of expanding Daily's capacity, there is a possibility that either this goodwill or other intangible assets, or both, could be deemed impaired during some future period including fiscal 2008, which may result in a material charge to earnings.

Effective May 9, 2005 Seaboard's Commodity Trading and Milling segment agreed to sell some components of its third party commodity trading operations, consisting primarily of certain forward sales contracts, certain grain inventory and all related contracts to support such sales contracts, including commodity futures and options, foreign exchange agreements, purchase contracts and charter agreements for $26,471,000. This transaction closed on May 27, 2005. The counterparty to this transaction is a South African company. During 2006 and 2007, Seaboard re-
established its commodity trading business in markets associated with the sale in 2005 of some components of its third party commodity trading operations. Seaboard continues to focus on the supply of raw materials to its core milling operations and the transaction of third party commodity trades in support of these operations.

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

Note 3

Investments

Seaboard's short-term investments are treated as available-for-sale securities and are stated at their fair market values. As of December 31, 2007 and 2006, the short-term investments primarily consisted of fixed rate municipal notes and bonds, auction rate securities (ARS), variable rate demand notes (VRDN) and money market funds. At December 31, 2007 and 2006, cost and fair market value were not materially different for these investments. The ARS have maturities over one year but provide liquidity through a periodic auction typically held every 7, 28 or 35 days at which time the rate is reset. The VRDNs have maturities over one year, however, liquidity is provided with a put feature to the tender agent which allows the holder to sell the VRDN at par plus accrued interest with a seven day notice. Because the ARS and VRDN investments are frequently re-priced, they trade in the market on par-in, par-out basis. In addition, Seaboard has investments in domestic equity securities with a cost basis of $3,444,000 and $3,960,000 at December 31, 2007 and 2006, respectively. All available-for-sale securities are classified as current assets as they are readily available to support Seaboard's current operating needs. At December 31, 2007 and 2006, short-term investments included $13,127,000 and $10,309,000, respectively, held by a wholly-owned consolidated insurance captive to pay Seaboard's retention of accrued outstanding workers' compensation claims.

The  following  is  a  summary of the  estimated  fair  value  of
available-for-sale    securities   classified    as    short-term
investments at December 31, 2007 and 2006.

                                               December 31,
(Thousands of dollars)                       2007      2006

Auction rate securities                   $ 10,125   $199,325
Fixed rate municipal notes and bonds       216,232    192,753
Variable rate demand notes                  26,850     51,872
Money market funds                          18,481     25,193
Domestic equity securities                   3,646      5,361
Asset backed securities                      3,286          -
Other                                        8,040      4,355
Total short-term investments              $286,660   $478,859

The following table summarizes the estimated fair value of fixed rate municipal notes and bonds designated as available-for-sale classified by the contractual maturity date of the security as of December 31, 2007.

 (Thousands of dollars)                                2007

Due within one year                                  $ 37,799
Due after one year through three years                 93,083
Due after three years                                  85,350
 Total fixed rate municipal notes and bonds          $216,232

In addition to its short-term investments, as of December 31, 2007 and 2006 Seaboard also had long-term investments totaling $9,800,000 and $8,010,000, respectively, included in other assets on the Consolidated Balance Sheets. Included in this amount is a $5,313,000 investment for a less than 20% ownership interest in a company operating a 300 megawatt electricity generating facility in the Dominican Republic. This investment is accounted for using the cost method of accounting. Also, see Note 10 for a discussion of assets held in conjunction with investments related to Seaboard's deferred compensation plans.

Note 4

Inventories

A summary of inventories at the end of each year is as follows:

                                                                 December 31,
(Thousands of dollars)                                          2007      2006

At lower of LIFO cost or market:
      Live hogs and materials                                $181,019  $149,521
      Fresh pork and materials                                 18,550    19,443
                                                              199,569   168,964
      LIFO adjustment                                         (23,509)    1,458
              Total inventories at lower of LIFO cost or
               market                                         176,060   170,422

At lower of FIFO cost or market:
      Grain, primarily wheat and corn, and soybean meal       100,082    80,068
      Sugar produced and in process                            35,180    25,124
      Other                                                    33,782    29,016
              Total inventories at lower of FIFO cost or
               market                                         169,044   134,208

Grain, flour and feed at lower of weighted average cost or
 market                                                        47,842    36,736
               Total inventories                             $392,946  $341,366

The use of the LIFO method decreased 2007 net earnings by $15,230,000 ($12.11 per common share), and increased 2006 and
2005 net earnings by $541,000 ($0.43 per common share), and $67,000 ($0.05 per common share), respectively. If the FIFO method had been used for certain inventories of the Pork segment, inventories would have been higher by $23,509,000 as of December 31, 2007 and lower by $1,458,000 as of December 31, 2006.

Note 5

Investments in and Advances to Foreign Affiliates

Seaboard's investments in and advances to non-controlled, non-consolidated foreign affiliates are primarily with businesses conducting flour, maize and feed milling. As of December 31, 2007, the location and percentage ownership of these foreign affiliates are as follows: Democratic Republic of Congo (50%), Lesotho (50%), Kenya (35%), and Nigeria (45-48%) in Africa; Colombia (40%) and Ecuador (50%) in South America; and Haiti (23%) in the Caribbean. Also, Seaboard has an investment in a grain trading business in Peru (50%). In addition, Seaboard has investments in and advances to two sugar-related businesses in Argentina (46% - 50%). The equity method is used to account for these investments.

In late September 2007, Seaboard acquired for $8,500,000 a 40% non-controlling interest, including cash contributed into the business, in a flour mill business located in Colombia. During the fourth quarter of 2007, Seaboard acquired for $6,620,000 a 50% non-controlling interest in a grain trading business in Peru. Both of these investments are accounted for using the equity method. At December 31, 2007, Seaboard's investment in foreign affiliates includes $4,891,000 related to the difference between the amount at which these investments are carried and the amount of underlying equity in net assets. The amortizable assets are being amortized to earnings from foreign affiliates over the remaining life of the assets.

Seaboard also has an investment in a Bulgarian wine business (the Business). In February 2005, the Board of Directors of the Business and the majority of the owners of the Business, including Seaboard, agreed to pursue the sale of the entire Business or all of its assets. Since March 2007, this business has been unable to make its scheduled loan payments and has been in technical default on its bank debt. During the fourth quarter of 2007, Seaboard signed an agreement to allow a bank to take majority ownership of the Business resulting in a loss of significant influence by Seaboard. Accordingly, after recording its share of operating losses for the fourth quarter, Seaboard discontinued using the equity method of accounting. In accordance with FASB Staff Position APB 18-1, Seaboard reversed $2,801,000 of previously recorded foreign currency translation gains out of Accumulated Other Comprehensive Loss in the equity section of the balance sheet related to this investment, wrote-off the remaining investment balance of $1,472,000, and recognized as income the remaining net amount of foreign currency gains of $1,329,000 as of December 31, 2007. In 2007 and 2006,
Seaboard recorded 50% of the losses from the Business compared to 100% in 2005.

During the fourth quarter of 2006, Seaboard's remaining individual investments in and advances to the Nigerian non-consolidated foreign affiliates of $1,048,000 were written down to zero as a result of Seaboard's proportionate share of operating losses for these entities. Accordingly, Seaboard has discontinued the application of the equity method of accounting for these non-consolidated foreign affiliates until such time Seaboard's share of the investee's net income equals the share of net losses not recognized during the period the equity method is suspended.

During 2005, milling operations ceased at Seaboard's non-controlled, non-consolidated foreign affiliate in Angola. Seaboard is exploring various alternatives to reopen the operation. As a result, during 2005 Seaboard fully reserved its past due receivables from grain sales to this affiliate by incurring a charge to bad debts and increasing its allowance for doubtful accounts in the amount of $1,500,000. The investment in and advances to this affiliate was written off as a result of Seaboard's share of operating losses incurred during 2005 by this affiliate. During 2007, Seaboard wrote-off the remaining receivables from this affiliate and related allowance for doubtful accounts of $5,351,000 as the potential for recovery is considered remote.

Seaboard generally is the primary provider of choice for grains and supplies purchased by the non-controlled foreign affiliates primarily conducting grain processing. Sales of grain and supplies to these non-consolidated foreign affiliates included in consolidated net sales for the years ended December 31, 2007, 2006 and 2005 amounted to $299,174,000, $242,442,000, and
$232,864,000,  respectively.   At December  31,  2007  and  2006,
Seaboard had $59,538,000 and $38,748,000, respectively, of investments in and advances to, and $89,144,000 and $51,227,000, respectively, of receivables due from these foreign affiliates.

Combined condensed financial information of the non-controlled, non-consolidated foreign affiliates for their fiscal periods ended within each of Seaboard's years ended, excluding the Bulgarian wine operation's financial position as of December 31, 2007 for Other Businesses, are as follows:

Commodity Trading and Milling Segment    December 31,

(Thousands of dollars)             2007      2006      2005

Net sales                      $ 613,695   516,471   501,972
Net income                     $  12,263    10,511    19,995
Total assets                   $ 347,040   234,212   215,269
Total liabilities              $ 218,781   151,562   138,670
Total equity                   $ 128,259    82,650    76,599

Other Businesses                         December 31,

(Thousands of dollars)             2007      2006      2005

Net sales                      $  30,053    29,096    28,611
Net loss                       $  (2,621)   (4,548)   (7,427)
Total assets                   $  13,802    38,590    45,668
Total liabilities              $  11,021    42,160    44,266
Total equity                   $   2,781    (3,570)    1,402

Note 6

Property, Plant and Equipment

A  summary  of property, plant and equipment at the end  of  each year is as follows:
                                       Useful           December 31,
(Thousands of dollars)                 Lives          2007        2006

Land and improvements                 15 years   $  144,894  $  127,101
Buildings and improvements            30 years      303,315     290,377
Machinery and equipment               3-20 years    668,451     617,738
Vessels and vehicles                  3-18 years    160,085     136,350
Office furniture and fixtures         5 years        22,932      20,061
Construction in progress                             80,904      25,609

                                                  1,380,581   1,217,236
Accumulated depreciation and amortization
                                                   (650,186)   (579,423)
  Net property, plant and equipment              $  730,395  $  637,813

Note 7

Income Taxes

Income taxes attributable to continuing operations for the years ended December 31, 2007, 2006 and 2005 differ from the amounts computed by applying the statutory U.S. Federal income tax rate of 35 percent to earnings (loss) before income taxes for the following reasons:

                                               Years ended December 31,
(Thousands of dollars)                         2007      2006      2005

Computed "expected" tax expense             $ 67,028  $110,749  $109,484
Adjustments to tax expense attributable to:
  Foreign tax differences                    (40,841)  (48,630)  (46,184)
  Tax-exempt investment income                (4,658)   (4,276)   (1,046)
  State income taxes, net of federal benefit   1,078     7,310     6,202
  Change in valuation allowance               (5,754)   (3,890)    4,290
  Repatriation                                     -         -    11,586
  Federal and foreign audit settlements            -    (2,509)  (26,405)
  Other                                       (6,676)   (1,019)  (11,777)
  Total income tax expense                  $ 10,177  $ 57,735  $ 46,150

Earnings before income taxes consists of the following:

                                               Years ended December 31,
(Thousands of dollars)                         2007      2006      2005

 United States                              $ 38,788  $139,725  $156,551
 Foreign                                    $152,721  $176,699  $156,261
  Total                                     $191,509  $316,424  $312,812

The components of total income taxes are as follows:

                                               Years ended December 31,
(Thousands of dollars)                         2007      2006      2005

Current:
  Federal                                   $ 24,192  $ 40,032  $ 28,885
  Foreign                                      5,935     6,795     5,578
  State and local                              2,542     4,438     6,314
Deferred:
  Federal                                    (21,789)     (570)    1,287
  Foreign                                      1,453       847        37
  State and local                             (2,156)    6,193     4,049
Income tax expense                            10,177    57,735    46,150
Unrealized changes in other comprehensive
 income                                        2,492   (13,370)     (606)
  Total income taxes                        $ 12,669  $ 44,365  $ 45,544

Components of the net deferred income tax liability at the end of each year are as follows:

                                                          December 31,
(Thousands of dollars)                                   2007      2006

Deferred income tax liabilities:
  Cash basis farming adjustment                       $ 12,639  $ 12,852
  Deferred earnings of foreign subsidiaries              6,816     6,652
  Depreciation                                          91,176    96,525
  LIFO                                                  15,717    31,585
  Other                                                  3,328     1,525
                                                       129,676   149,139
Deferred income tax assets:
  Reserves/accruals                                     35,289    38,678
  Tax credit carryforwards                               5,154     4,179
  Net operating and capital loss carryforwards          13,734    15,769
  Foreign minimum tax credit carryforward                7,233     5,573
  Other                                                    246       619
                                                        61,656    64,818
Valuation allowance                                     18,119    22,646
  Net deferred income tax liability                   $ 86,139  $106,967

Seaboard adopted the provisions of FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, on January 1, 2007. Beginning January 1, 2007, Seaboard recognized interest accrued related to unrecognized tax benefits and penalties in income tax expense as Seaboard believes it is more closely related to income tax expense instead of financing related items. Prior to the adoption of FIN 48 on January 1, 2007, Seaboard recognized interest accrued related to unrecognized tax benefits in interest expense and penalties in selling, general and administrative expenses. For the years ended December 31, 2007, 2006 and 2005, such interest and penalties were not material. The Company had approximately $121,000 and $0 accrued for the payment of interest and penalties on uncertain tax positions at December 31, 2007, and 2006, respectively.

As   of  December  31,  2007,  Seaboard  had  $433,000  in  total unrecognized tax benefits all of which, if recognized, would affect the effective tax rate. Seaboard does not have any uncertain tax positions in which it is reasonably possible that the total amounts of the unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. During 2007, there were no additions based on uncertain tax positions related to the current year, reductions for uncertain tax positions of prior years, settlements or reductions due to a lapse of the applicable statute of limitations. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Thousands of dollars)

Balance at January 1, 2007                                $ 320
Additions for uncertain tax positions of prior years        113
Balance at December 31, 2007                              $ 433

During the fourth quarter of 2004, President Bush signed into law H.R. 4520, the American Jobs Creation Act ("Act"). The Act allowed Seaboard a one-time election to repatriate permanently invested foreign earnings at a 5.25% effective U.S. income tax rate rather than the statutory 35% rate, if certain domestic reinvestment requirements were met. Management concluded its evaluation of this provision of the Act in the fourth quarter of 2005 and declared and paid a qualifying intercompany dividend of approximately $220,000,000. The dividend was paid from existing cash from foreign operations and by incurring $65,000,000 of new borrowings by a foreign subsidiary (see Note 8 for further discussion). Total taxes resulting from this dividend were approximately $11,586,000, including foreign withholding taxes incurred. As of December 31, 2007, Seaboard has not provided for U.S. Federal Income and foreign withholding taxes on $395,705,000 of undistributed earnings from foreign operations as Seaboard intends to reinvest such earnings indefinitely outside of the United States. Determination of the tax that might be paid on these undistributed earnings if eventually remitted is not practicable.

The  Act also repealed an export tax benefit and provides  for  a
nine  percent deduction on U.S. manufacturing income.   Both  are
phased in over the next five years. Management expects these two changes to largely offset each other in future years.

Seaboard's tax returns are regularly audited by federal, state and foreign tax authorities, which may result in adjustments. Seaboard's U.S. federal income tax returns have been reviewed through the 2004 tax year. In the second quarter of 2006, Seaboard reached a settlement with the Internal Revenue Service on its audit of Seaboard's 2004 and 2003 U.S. Federal Tax Returns. The favorable resolution of these tax issues resulted in a tax benefit of $2,786,000 for items previously reserved which was recorded in the second quarter of 2006. Also, in the fourth quarter of 2005, the Joint Committee on Taxation (JCT) approved Seaboard's settlement with the Internal Revenue Services
(IRS) of its 2000-2002 U.S. Federal Tax Returns. The favorable resolution of these tax issues resulted in a tax benefit of $21,428,000 for items previously reserved. Additionally, in February 2006 Seaboard entered into a Closing Agreement with the Puerto Rican Treasury Department which favorably resolved certain prior years' tax issues. The resolution of these issues resulted in Seaboard recording a tax benefit of $4,977,000 in the fourth quarter of 2005 for items previously reserved.

Seaboard has tax holidays in two foreign countries resulting in tax savings of approximately $2,646,000, $3,969,000 and $4,311,000 respectively, or $2.10, $3.15 and $3.43 per diluted earnings per common share for the years ended December 31, 2007, 2006 and 2005, respectively. One of these expired at the end of 2007 and the other one expires in 2012.

Management believes Seaboard's future taxable income will be sufficient for full realization of the net deferred tax assets. The valuation allowance relates to the tax benefits from foreign net operating losses and from losses on investments that would be recognized as capital losses. Management does not believe these benefits are more likely than not to be realized due to limitations imposed on the deduction of these losses. In the event Seaboard generates sufficient capital gains to utilize the capital losses, a tax benefit will be recognized. The decrease in the valuation allowance for 2007 was primarily the result of the realization of capital gains and a decrease of foreign deferred tax assets. At December 31, 2007, Seaboard had foreign net operating loss carryforwards (NOLs) of approximately $38,380,000 a portion of which expire in varying amounts between 2008 and 2012, and others that have indefinite expiration periods. At December 31, 2007, Seaboard had federal capital loss carryforwards of approximately $4,853,000 expiring in 2008.

At December 31, 2007, Seaboard had state tax credit carry forwards of approximately $7,929,000, $7,268,000 of the state tax credits carryforward indefinitely and $661,000 expire between 2012 and 2017. As discussed more fully in Note 12, during fiscal 2005, Seaboard filed tax returns utilizing NOLs that were available to use from its Parent Company pursuant to an earlier agreement. The Company issued shares of common stock to its Parent Company in exchange for the NOLs.

Note 8

Notes Payable and Long-term Debt

Notes payable amounting to $85,088,000 and $62,975,000 at December 31, 2007 and 2006, respectively, consisted of obligations due banks on demand or based on Seaboard's ability and intent to repay within one year. At December 31, 2007, Seaboard had a committed line totaling $100,000,000 and uncommitted lines totaling approximately $182,817,000 of which $158,317,000 of the uncommitted lines relate to foreign subsidiaries. At December 31, 2007, there were no borrowings outstanding under the committed line and borrowings totaled
$85,088,000 under the uncommitted lines all related to foreign subsidiaries. The borrowings outstanding at December 31, 2007 primarily represented $57,628,000 denominated in Japanese Yen, $25,825,000 denominated in South African Rand and $1,372,000 denominated in Argentine pesos. At December 31, 2007, Seaboard's borrowing capacity under its committed and uncommitted line was reduced by letters of credit (LCs) totaling $56,471,000, and $9,839,000, respectively, primarily including $42,688,000 of LCs for Seaboard's outstanding Industrial Development Revenue Bonds (IDRBs) and $13,708,000 related to insurance coverages. The weighted average interest rates for outstanding notes payable were 5.33% and 2.63% at December 31, 2007 and 2006, respectively.

The  notes payable to banks under the credit lines are unsecured.
The  lines  of  credit  do  not  require  compensating  balances.
Facility fees on these agreements are not material.

A summary of long-term debt at the end of each year is as follows:

                                                           December 31,
(Thousands of dollars)                                   2007       2006

Private placements:
 7.88% senior notes, repaid in 2007                   $      -   $ 25,000
 5.80% senior notes, due 2008 through 2009              13,000     19,500
 6.21% senior notes, due 2009                           38,000     38,000
 6.21% senior notes, due 2008 through 2012               5,357      6,429
 6.92% senior notes, due 2012                           31,000     31,000

Industrial Development Revenue Bonds, floating rates
 (3.49% - 3.50% at December 31, 2007)
  due 2014 through 2027                                 41,800     41,800

Bank debt, 6.87% - 7.60%, due 2008 through 2010          3,684     34,075

Foreign subsidiary obligations, 2.00% - 17.50%,
 due 2009 through 2010                                   1,841      2,443

Foreign subsidiary obligation,
 floating rate due 2008                                    280        288

Capital lease obligations and other                      2,482      2,697
                                                       137,444    201,232
Current maturities of long-term debt                   (11,912)   (63,415)
 Long-term debt, less current maturities              $125,532   $137,817

Of the 2007 foreign subsidiary obligations, $1,692,000 is denominated in CFA francs, $280,000 is payable in Argentine pesos, and the remaining $149,000 is denominated in Mozambique metical. Of the 2006 foreign subsidiary obligations, $1,847,000 is denominated in CFA francs, $288,000 is payable in Argentine pesos, and the remaining $596,000 is denominated in Mozambique metical.

Seaboard consolidates a limited liability company deemed to be a VIE. As a result, bank debt totaling $24,803,000 as of December 31, 2006 is included in the table above. This bank debt was paid off during 2007. The weighted average interest rate was 7.54% at December 31, 2006.

At December 31, 2007, Seaboard had bank debt secured by hog production facilities and equipment with a net book value of $32,865,000.

The terms of the note agreements pursuant to which the senior notes, IDRBs, bank debt and credit lines were issued require, among other terms, the maintenance of certain ratios and minimum net worth, the most restrictive of which requires consolidated funded debt not to exceed 50% of consolidated total capitalization; an adjusted leverage ratio of less than 3.5 to 1.0; requires the maintenance of consolidated tangible net worth, as defined, of not less than $507,000,000 plus 25% of cumulative consolidated net income beginning October 2, 2004; limits aggregate dividend payments to $10.0 million plus 50% of consolidated net income less 100% of consolidated net losses beginning January 1, 2002 plus the aggregate amount of Net Proceeds of Capital Stock for such period ($428,727,000 as of December 31, 2007) or $15,000,000 per year under certain circumstances; limits the sum of subsidiary indebtedness and priority indebtedness to 10% of consolidated tangible net worth; and limits Seaboard's ability to acquire investments and sell assets under certain circumstances. Seaboard is in compliance with all restrictive debt covenants relating to these agreements as of December 31, 2007.

Annual  maturities of long-term debt at December 31, 2007 are  as follows:  $11,912,000 in 2008, $46,891,000 in 2009, $2,109,000 in
2010,  $1,477,000  in 2011, $32,546,000 in 2012  and  $42,509,000
thereafter.

Note 9

Derivatives and Fair Value of Financial Instruments

Financial instruments consisting of cash and cash equivalents, net receivables, notes payable, and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of the instruments.

The cost and fair values of investments and long-term debt at December 31, 2007 and 2006 are presented below.

December 31,                          2007                 2006

(Thousands of dollars)         Cost   Fair Value      Cost    Fair Value

Short-term investments      $284,553   $286,660    $477,019    $478,859
Long-term debt               137,444    140,720     201,232     200,489

The fair value of the short-term investments is based on quoted market prices at the reporting date for these or similar investments. The fair value of long-term debt is determined by comparing interest rates for debt with similar terms and maturities.

Commodity Instruments

Seaboard uses various grain, meal, hog and pork bellies futures and options to manage its exposure to price fluctuations for raw materials and other inventories, finished product sales and firm sales commitments. However, due to the extensive record-keeping required to designate the commodity derivative transactions as hedges for accounting purposes, Seaboard marks to market its commodity futures and options primarily as a component of cost of sales. Management continues to believe its commodity futures and options are primarily economic hedges although they do not qualify as hedges for accounting purposes. Since these derivatives are not accounted for as hedges, fluctuations in the related commodity prices could have a material impact on earnings in any given year. From time to time, Seaboard may enter into speculative derivative transactions not directly related to its raw material requirements.

At December 31, 2007 and 2006, Seaboard had open net contracts to purchase and (sell) 11,182,000 and 12,208,000 bushels of grain with fair values of $7,489,000 and $1,223,000, respectively, and (54,000) and 8,100 tons of soybean meal with fair values of $(5,557,000) and $492,000, respectively and 11,400,000 and 15,560,000 pounds of hogs with fair values of $(996,000) and $(83,000), respectively included with other accrued financial derivative liabilities or current assets on the Consolidated Balance Sheets. In addition, at December 31, 2007 Seaboard also had contracts to buy 720,000 pounds of pork bellies with a fair value of $2,000. For the years ended December 31, 2007, 2006 and 2005 Seaboard realized net gains (losses) of $18,469,000 $12,157,000, and $(1,156,000) related to commodity contracts, primarily included in cost of sales on the Consolidated Statements of Earnings.

Foreign currency exchange agreements

Seaboard enters into foreign currency exchange agreements to manage the foreign currency exchange rate risk with respect to certain transactions denominated in foreign currencies. The change in value of the foreign exchange agreements are marked to market as a component of cost of sales on the Consolidated Statements of Earnings and are included on other current assets or accrued financial derivatives liabilities on the Consolidated Balance Sheets as of December 31, 2007 and 2006. Since these agreements are not accounted for as hedges, fluctuations in the related currency exchange rates could have a material impact on earnings in any given year.

At December 31, 2007 and 2006, Seaboard had trading foreign exchange contracts (receive $U.S./pay South African Rand (ZAR)) to cover its firm sales commitments and trade receivables with notional amounts of $99,854,000 and $41,458,000, respectively, with a fair value of $(471,000), and $(644,000), respectively, included in accrued financial derivative liabilities on the Consolidated Balance Sheet.

At December 31, 2007 and 2006, Seaboard had trading foreign exchange contracts (receive $U.S./pay ZAR) to cover various foreign currency working capital needs for notional amounts of
$598,000  and  $1,319,000  respectively,  with  fair  values   of
$(1,000) and $5,000.

At December 31, 2007 Seaboard had trading foreign exchange contracts (receive $U.S./pay Euro) to cover its firm sales commitments and trade receivables with a notional amount of $26,706,000 with a fair value of $(1,186,000) included in accrued financial derivative liabilities on the Consolidated Balance Sheet.

At December 31, 2007 and 2006, Seaboard had trading foreign exchange contracts (receive Japanese Yen/pay $U.S.) to cover note payable borrowings for an uncommitted line of credit denominated in Japanese Yen for notional amounts of $63,081,000 and $58,435,000, respectively, with fair values of $(1,945,000) and $(783,000).

Forward Freight Agreements

During the fourth quarter of 2007, the Commodity Trading and Milling segment entered into certain forward freight agreements, viewed as taking long positions in the freight market as well as covering short freight sales, which may or may not result in actual losses when future trades are executed. These forward freight agreements which extend into 2009 are viewed by management as an economic hedge against the potential of future rising charter hire rates to be incurred by this segment for bulk cargo shipping while conducting its business of delivering grains to customers in many international locations. At December 31, 2007, Seaboard had agreements to pay $61,250 per day during 2008 and $41,500 per day during 2009 with fair values of $(3,546,000) and $(2,043,000), respectively, included with other accrued financial derivative liabilities on the Consolidated Balance Sheet. The loss related to these agreements is recorded in cost of sales on the Consolidated Statement of Earnings.

Interest Rate Exchange Agreements

In prior years, Seaboard entered into interest rate exchange agreements which involved the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to mitigate the effects of fluctuations in interest rates on variable rate debt. Prior to 2005, these interest rate exchange agreements were terminated resulting in deferred gains from terminated net
proceeds.   At  December 31, 2007, the net  deferred  gains  were
fully amortized while at December 31, 2006, the deferred gains (net of tax) were $152,000 and was included in accumulated other
comprehensive  loss  on the Consolidated  Balance  Sheet.   These
interest rate exchange agreements originally accounted for as hedges decreased interest expense by $249,000 for the year ended December 31, 2007 and $324,000 for each year ended December 31, 2006 and 2005 resulting from amortization of the deferred gain.

At December 31, 2005 Seaboard had five, ten-year interest rate exchange agreements outstanding that were not paired with specific variable rate contracts, whereby Seaboard paid a stated fixed rate and received a variable rate of interest on a total notional amount of $150,000,000. While Seaboard had certain variable rate debt, these interest rate exchange agreements did not qualify as hedges for accounting purposes. During the second quarter of 2006,

Seaboard terminated all interest rate exchange agreements with a total notional value of $150,000,000. Seaboard made payments in the amount of $1,028,000 to unwind these swaps. For the years ended December 31, 2006 and 2005 the net gain for interest rate exchange agreements not accounted for as hedges were $3,374,000 and $2,996,000, respectively, and are included in Miscellaneous, net in the Consolidated Statements of Earnings. Included in the gains for 2006 and 2005 are net payments of $909,000 and $4,047,000 respectively, during 2006 and 2005 for the difference between the fixed rate paid and variable rate received on these contracts.

Note 10

Employee Benefits

Seaboard maintains a defined benefit pension plan (the Plan) for its domestic salaried and clerical employees. The Plan generally provides eligibility for participation after one year of service upon attaining the age of 21. Benefits are generally based upon the number of years of service and a percentage of final average pay. Seaboard has historically based pension contributions on minimum funding standards to avoid the Pension Benefit Guaranty Corporation variable rate premiums established by the Employee Retirement Income Security Act of 1974. However, because of Seaboard's positive liquidity position for the past three years, management authorized additional contributions to be made. In February 2006 Seaboard made a contribution of $3,811,000 which was the maximum deductible contribution allowed for the 2005 plan year. In April 2007, Seaboard made a deductible contribution of $10,000,000 for the 2006 plan year. At this time management does not plan on making any contributions for the 2007 or 2008 plan year during fiscal 2008.

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

                                        Actual Plan Composition at December 31,
                         Target Percentage
                           of Portfolio                2007          2006

Domestic Large Cap Equity      35%                      37%           37%
Domestic Small and Mid Cap
 Equity                        15%                      14%           14%
International Equity           15%                      17%           17%
Fixed Income                   35%                      32%           32%

Seaboard also sponsors non-qualified, unfunded supplemental executive plans and has certain individual, non-qualified, unfunded supplemental retirement agreements for certain retired employees. The unamortized prior service cost is being amortized over the average remaining working lifetime of the active participants for this plan. The measurement date for these plans is December 31. Management is considering funding options but currently has no plans to provide funding for these supplemental executive plans in advance of when the benefits are paid.

Assumptions used in determining pension information for the plans were:

                                                 Years ended December 31,
                                               2007        2006        2005
Weighted-average assumptions

 Discount rate used to determine obligations   6.50%       5.75%       5.50%
 Discount rate used to determine net periodic
  benefit cost                                 5.75%       5.50%       6.00%
 Expected return on plan assets                7.50%       7.50%       7.50%
 Long-term rate of increase in compensation
  levels                                     4.00-5.00%  4.00-5.00%  4.00-5.00%

For 2007, management selected the discount rate based on a model-based result where the timing and amount of cash flows approximates the estimated payouts. For 2006 and 2005, management selected the discount rate based on Moody's year-end published Aa corporate bond yield, rounded to the nearest quarter percentage point and compared this rate for reasonableness to a model-based result which the timing and amount of cash outflows approximates the estimated payouts. The expected return on Plan assets assumption is based on the weighted average of asset class expected returns that are consistent with historical returns. The assumed rate was selected to match the 50th percentile rounded to the nearest quarter percentage point of model-based results that reflect the Plan's asset allocation. The measurement date for the Plan is December 31. The unrecognized net actuarial losses are amortized over the average remaining working lifetime of the active participants for these plans.

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

The changes in the plans' benefit obligations and fair value of assets for the Plan, supplemental executive plans and retirement agreements for the years ended December 31, 2007 and 2006, and a statement of the funded status as of December 31, 2007 and 2006 are as follows:

December 31,                                   2007                  2006
                                    Assets exceed   Accumulated   Accumulated
                                     accumulated      benefits      benefits
(Thousands of dollars)                 benefits    exceed assets  exceed assets

Reconciliation of benefit obligation:
 Benefit obligation at beginning of year  $68,950      $ 52,380      $100,706
 Service cost                               2,736         2,266         4,415
 Interest cost                              3,893         2,558         5,902
 Actuarial gains                           (7,582)        3,070        15,131
 Benefits paid                             (2,341)       (1,519)       (4,824)
    Plan amendments                             -         1,142             -
 Settlement                                     -        (8,709)            -
  Benefit obligation at end of year       $65,656      $ 51,188      $121,330

Reconciliation of fair value of plan
 assets:
 Fair value of plan assets at beginning
  of year                                 $67,138      $      -      $ 57,383
 Actual return on plan assets               6,541             -         7,996
 Employer contributions                    10,000        10,228         6,583
 Benefits paid                             (2,341)       (1,519)       (4,824)
 Settlement                                     -        (8,709)            -
 Fair value of plan assets at end of year  81,338      $      -      $ 67,138
Funded status                             $15,682      $(51,188)     $(54,192)

The funded status for the Plan was $15,682,000 and $(1,812,000) at December 31, 2007 and 2006, respectively. The accumulated benefit obligation for the Plan was $59,674,000 and $62,950,000 and for the other plans was $32,750,000 and $39,346,000 at December 31, 2007 and 2006, respectively. Expected future net benefit payments for all plans during each of the next five years and in aggregate for the five year period beginning with the sixth year are as follows: $4,857,000, $7,028,000, $6,160,000,
$5,403,000, $6,195,000, and $47,970,000, respectively.

The amounts not reflected in net periodic benefit cost and included in accumulated other comprehensive income (AOCI) at December 31, 2007 and 2006 are as follows:

(Thousands of dollars)                            2007       2006

Accumulated loss, net of gain                  $(22,522)  $(33,379)
Prior service cost, net of credit                (8,483)    (7,931)
Transitional obligation                             (65)       (81)
Total Accumulated Other Comprehensive Income   $(31,070)  $(41,391)

The net periodic benefit cost of these plans was as follows:

                                        Years ended December 31,
(Thousands of dollars)                 2007       2006       2005

Components of net periodic benefit cost:

 Service cost                       $  5,002   $  4,415   $  3,913
 Interest cost                         6,451      5,902      5,137
 Expected return on plan assets       (5,486)    (4,462)    (4,115)
 Settlement                            3,671          -          -
 Amortization and other                2,224      2,815      1,323
 Net periodic benefit cost          $ 11,862   $  8,670   $  6,258

The amounts in AOCI expected to be recognized as components of net periodic benefit cost in 2008 are as follows:

(Thousands of dollars)                                    2008

Accumulated loss, net of gain                            $  796
Prior service cost, net of credit                           923
Transition obligation                                        16
 Estimated net periodic benefit cost                     $1,735

Mr. H. H. Bresky retired as President and CEO of Seaboard effective July 6, 2006. As a result of Mr. Bresky's retirement, he was entitled to a lump sum payment of $8,709,000 from Seaboard's Executive Retirement Plan. Under IRS regulations, there is a six month delay of benefit payments for key employees and thus Mr. Bresky was not paid his lump sum until February 2007. This lump sum payment exceeded the Company's service and interest cost components under this plan and thus required
Seaboard to recognize a portion of its actuarial losses. However, Seaboard was not relieved of its obligation until the settlement was paid in 2007. Accordingly, the settlement loss of $3,671,000 was not recognized until February 2007 in accordance with SFAS No. 88, "Employers Accounting for Settlements and Curtailments of Defined Benefit Pension for Termination Benefits."

Seaboard participates in a multi-employer pension fund, which covers certain union employees under a collective bargaining agreement. Seaboard is required to make contributions to this plan in amounts established under the collective bargaining agreement. Contribution expense for this plan was $453,000, $442,000 and $452,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The applicable portion of the total plan benefits and net assets of this plan is not separately identifiable although Seaboard has received notice the pension fund is under funded. Seaboard could, under certain circumstances, be liable for unfunded vested benefits or other expenses of this jointly administered union plan. Seaboard has not established any liabilities for potential future withdrawal as such withdrawal from this plan is not probable.

Seaboard maintains a defined contribution plan covering most of its domestic salaried and clerical employees. Seaboard contributes to the plan an amount equal to 100% of employee contributions up to a maximum of 3% of employee compensation. Employee vesting is based upon years of service with 20% vested after one year of service and an additional 20% vesting with each additional complete year of service for the significant plan. Contribution expense for this plan was $1,709,000, $1,643,000 and $1,604,000 for the years ended December 31, 2007, 2006 and 2005, respectively. In addition, Seaboard maintains a defined contribution plan covering most of its hourly, non-union employees and in 2005 assumed responsibility for and sponsorship of two defined contribution plans covering most of Daily's employees. Contribution expense for these plans was $617,000, $554,000 and $440,000 for the years ended
December 31, 2007, 2006 and 2005, respectively.

Beginning in 2006, Seaboard established a deferred compensation plan which allows certain employees to reduce their compensation in exchange for values in three investments. Seaboard has an Investment Option Plan which allowed certain employees to reduce their compensation in exchange for an option to acquire interests measured by reference to two investments. However, as a result of U.S. tax legislation passed in October 2004, reductions to compensation earned after 2004 are no longer allowed under the Investment Option Plan. The exercise price for each investment option was established based upon the fair market value of the underlying investment on the date of grant. Under both plans, Seaboard contributes 3% of the employees reduced compensation. Seaboard's expense for these two deferred compensation plans, which primarily includes amounts related to the change in fair value of the underlying investment accounts, was $2,298,000, $2,466,000 and $1,433,000 for the years ended December 31, 2007,
2006 and 2005, respectively. Included in other liabilities at December 31, 2007 and 2006 are $24,009,000 and $19,009,000,
respectively, representing the market value of the payable to the employees upon exercise for both plans. In conjunction with these plans, Seaboard purchased the specified number of units of the employee-designated investment plus the applicable option price for the Investment Option Plan. These investments are treated as trading securities and are stated at their fair market values. Accordingly, as of December 31, 2007 and 2006, $27,773,000 and $22,787,000 were included in other current assets on the Consolidated Balance Sheets. Investment income related to the mark-to-market of these investments for 2007, 2006, and 2005 totaled $2,183,000, $2,358,000 and $1,376,000, respectively.

Note 11

Commitments and Contingencies

During the fourth quarter of 2005, Seaboard's subsidiary, Seaboard Marine, received a notice of violation letter from U.S. Customs and Border Protection demanding payment of a significant penalty for an alleged failure to manifest narcotics in connection with Seaboard Marine's shipping operations, in violation of a federal statute and regulation. In response to Seaboard Marine's petition for relief, the amount of the penalty has been reduced to an amount which will not have a material adverse effect on the consolidated financial statements. Seaboard is reviewing the reduction and will continue to have discussions with U.S. Customs and Border Protection toward a further reduction in the penalty of Seaboard.

In September 2007, Seaboard Marine settled a lawsuit brought by an individual for injuries as a result of an accident occurring during vessel loading operations in late 2004. Seaboard's Protection and Indemnity Insurer provided indemnity and defense for the case, and paid $7.5 million to fund the settlement. Although initially disputing coverage, in February 2008 Seaboard's Protection and Indemnity Insurer advised Seaboard that it will not seek recovery from Seaboard of the settlement paid.

Seaboard is subject to various other legal proceedings related to the normal conduct of its business, including various environmental related actions. In the opinion of management, none of these actions is expected to result in a judgment having a materially adverse effect on the consolidated financial statements of Seaboard.

Contingent Obligations

Certain  of  the  non-consolidated  affiliates  and  third  party contractors who perform services for Seaboard have bank debt supporting their underlying operations. From time to time, Seaboard will provide guarantees of that debt allowing a lower borrowing rate or facilitating third party financing in order to further business objectives. Seaboard does not issue guarantees of third parties for compensation. As of December 31, 2007, Seaboard had guarantees outstanding to two third parties with a total maximum exposure of $1,978,000. Seaboard has not accrued a liability for any of the third party or affiliate guarantees as management considers the likelihood of loss to be remote.

As of December 31, 2007, Seaboard had outstanding $67,629,000 of letters of credit (LCs) with various banks. Included in this amount are LCs that reduced Seaboard's borrowing capacity under its committed credit facilities as discussed in Note 8 totaling $42,688,000, which support the IDRBs included as long-term debt and $13,708,000 of LCs related to insurance coverages.

Commitments

As of December 31, 2007 Seaboard had various firm noncancelable purchase commitments and commitments under other agreements, arrangements and operating leases as described in the table below.

Purchase commitments                        Years ended December 31,

(Thousands of dollars)          2008     2009     2010    2011   2012Thereafter

Hog procurement contracts    $137,986 $152,827 $ 97,530 $64,852 $     - $     -

Grain and feed ingredients     99,518    1,177        -       -       -       -

Grain purchase contracts for
 resale                       249,239        -        -       -       -       -

Fuel purchase contract         22,562        -        -       -       -       -

Equipment purchases
   and facility improvements   38,610      425        -       -       -       -

Other purchase commitments      6,207        -        -       -       -       -

Total firm purchase
 commitments                  554,122  154,429   97,530  64,852       -       -

Vessel, time and voyage-
 charter arrangements          68,596   13,655        -       -       -       -

Contract grower finishing
 agreements                    12,044   12,041   11,903  11,098   9,273  52,078

Other operating lease payments 11,256    5,942    4,710   3,985   2,884   3,265

Total unrecognized firm
 commitments                 $646,018 $186,067 $114,143 $79,935 $12,157 $55,343

Seaboard has contracted with third parties for the purchase of live hogs to process at its pork processing plant and has entered into grain and feed ingredient purchase contracts to support its live hog operations. The commitment amounts included in the table are based on projected market prices as of December 31, 2007. During 2007, 2006 and 2005, this segment paid $131,490,000, $114,921,000 and $155,406,000, respectively for live hogs purchased under committed contracts.

The Commodity Trading and Milling segment enters into grain purchase contracts and ocean freight contracts, primarily to support firm sales commitments. These contracts are valued based on projected commodity prices as of December 31, 2007. This segment also has short-term freight contracts in place for delivery of future grain sales.

The Power segment has entered into a contract for the supply of substantially all fuel required through June 2008 at market-based prices. The fuel commitment shown above reflects the average price per barrel at December 31, 2007 for the minimum number of barrels specified in the agreement.

The Marine segment enters into contracts to time-charter vessels for use in its operations. These contracts range from short-term time-charters for a few months and long-term commitments ranging from one to three years. This segment's charter hire expenses during 2007, 2006 and 2005 totaled $88,761,000, $91,747,000 and
$76,668,000, respectively.

To support the operations of the Pork segment, Seaboard has contract grower finishing agreements in place with farmers to raise a portion of Seaboard's hogs according to Seaboard's specifications under long-term service agreements. Under the terms of the agreements, additional payments would be required if the grower achieves certain performance standards. The contract grower finishing obligations shown above do not reflect these incentive payments which, given current operating performance, total approximately $1,500,000 per year. In the event the farmer is unable to perform at an acceptable level, Seaboard has the right to terminate the contract. During the years ended 2007, 2006 and 2005, Seaboard paid $13,280,000, $13,646,000 and
$12,970,000,   respectively,  under  contract  grower   finishing
agreements.

Seaboard also leases various facilities and equipment under noncancelable operating lease agreements. Seaboard is currently negotiating to extend its lease for its port terminal operations in Miami, which is scheduled to expire on September 30, 2008. Rental expense for operating leases amounted to $14,565,000, $13,132,000 and $11,542,000 in 2007, 2006 and 2005, respectively.

Note 12

Stockholders' Equity and Accumulated Other Comprehensive Loss

On August 7, 2007, the Board of Directors authorized Seaboard to repurchase from time to time prior to August 31, 2009 up to $50,000,000 market value of its Common Stock in open market or privately negotiated purchases, of which $19,512,000 remained available at December 31, 2007. As of December 31, 2007, Seaboard used cash to repurchase 17,089 shares of common stock at a total price of $30,488,000, including commissions of $38,000. The stock repurchase will be funded by cash on hand or short-term available borrowing capacity. Shares repurchased are retired and resume status of authorized and unissued shares.

In a 2002 transaction (the Transaction) between Seaboard and its parent company, Seaboard Flour LLC (the Parent Company), Seaboard effectively repurchased shares of its common stock owned by the Parent Company in return for repayment of all indebtedness owed by the Parent Company to Seaboard. As a part of the Transaction, the Parent Company transferred to Seaboard rights to receive possible future cash payments from a subsidiary of the Parent Company and Seaboard also received tax NOLs which allowed Seaboard to reduce the amount of future income taxes it otherwise would pay. Seaboard agreed to issue to the Parent Company new shares of common stock with a value equal to the cash received and/or the NOLs utilized.

On September 15, 2005, Seaboard filed tax returns utilizing the NOLs resulting in reducing its federal income tax by $8,317,000. Based on terms of the Transaction, the price of the shares of Seaboard's common stock to be issued to the Parent Company is equal to the ten day rolling average closing price prior to October 1, 2005, which was $1,317.44. This resulted in Seaboard issuing 6,313.34 shares to Parent Company on November 3, 2005. As all contingencies regarding the issuance of the shares to the Parent Company were resolved as of October 1, 2005, the weighted average number of common shares on a diluted basis includes the effect of the weighted average dilutive securities amounting to 1,557 shares for the year ended December 31, 2005. The right to receive any cash payments expired on September 17, 2007 without Seaboard receiving any payments or issuing any additional shares to the Parent Company.

As discussed in Note 2, as a result of issuing a 4.74% equity interest in Seaboard Foods LP in connection with the acquisition of Daily's during 2005, the difference between the fair value of this equity interest compared to the book value was recorded as additional paid-in capital in the amount of $13,263,000.

The components of accumulated other comprehensive loss, net of related taxes, are summarized as follows:

                                                     Years ended December 31,
(Thousands of dollars)                               2007      2006      2005

Cumulative foreign currency translation
 adjustment                                       $(58,719) $(55,811) $(53,229)
Unrealized gain on investments                       1,149     1,361       928
Unrecognized pension cost                          (21,081)  (28,140)   (1,041)
Net unrealized loss on cash flow hedges                  -       (55)      (33)
Deferred gain on interest rate swaps                     -       152       350

        Accumulated other comprehensive loss      $(78,651) $(82,493) $(53,025)



The foreign currency translation adjustment primarily represents the effect of the Argentine peso currency exchange fluctuation on the net assets of the Sugar and Citrus segment. When the Argentine government lifted the one to one parity of the peso to the U.S. dollar at the end of 2001, the peso lost significant value against the dollar. At December 31, 2007, the Sugar and Citrus segment had $141,893,000 in net assets denominated in Argentine pesos, $10,360,000 in net assets denominated in U.S. dollars and $57,628,000 of liabilities denominated in Japanese Yen in Argentina.

As discussed in Note 10, as of December 31, 2006 Seaboard adopted
SFAS 158 resulting in a $25,014,000 increase in unrecognized pension cost net of a deferred tax benefit of $11,253,000.

With the exception of the provision related to the foreign currency translation gains and losses discussed above, which are taxed at a 35% rate, income taxes for components of accumulated other comprehensive loss were recorded using a 39% effective tax rate. For 2007, the unrecognized pension cost includes $5,457,000 related to employees at certain subsidiaries for which no tax benefit has been recorded.

Note 13

Segment Information

Seaboard Corporation had five reportable segments through December 31, 2007: Pork, Commodity Trading and Milling, Marine, Sugar and Citrus, and Power, each offering a specific product or service. Seaboard's reporting segments are based on information used by Seaboard's Chief Executive Officer in his capacity as chief operating decision maker to determine allocation of resources and assess performance. Each of the five main segments is separately managed and each was started or acquired independent of the other segments. The Pork segment produces and sells fresh and frozen pork products to further processors, foodservice operators, grocery stores, distributors and retail outlets throughout the United States, and to Japan and to certain other foreign markets. The Commodity Trading and Milling segment internationally markets wheat, corn, soybean meal and other similar commodities in bulk to third party customers and to non-consolidated foreign affiliates, and operates flour, maize and feed mills in foreign countries. The Marine segment, based in Miami, Florida, provides containerized cargo shipping services between the United States, the Caribbean Basin, and Central and South America. The Sugar and Citrus segment produces and processes sugar, citrus and alcohol in Argentina primarily to be marketed locally. The Power segment operates as an unregulated independent power producer in the Dominican Republic generating power from a system of diesel engines mounted on two barges. Revenues for the All Other segment are primarily derived from the jalapeno pepper processing operations.

The Pork segment derives approximately 13% percent of its revenues from a few customers in Japan through one agent. In addition, approximately all of its hourly employees at its Guymon processing plant are covered by a collective bargaining agreement. During the first quarter of 2006, Triumph Foods began production at its new pork processing plant and Seaboard began marketing the related pork products for a fee primarily based on the number of head processed by Triumph Foods. The Triumph Foods plant reached full double shift operating capacity during 2007.

The Pork segment has $28,372,000 of goodwill and $24,000,000 of other intangibles not subject to amortization in connection with its acquisition of Daily's. As discussed in Note 2, depending on management's future plans for expansion, there is a possibility that either this goodwill or other intangible assets, or both, could be deemed impaired during some future period including fiscal 2008, which may result in a material charge to earnings.

At times during early 2007 and throughout 2006, Seaboard's power production was restricted by the regulatory authorities in the Dominican Republic. The regulatory body schedules production based on the amount of funds available to pay for the power produced and the relative costs of the power produced.

Seaboard's produce division, representing the majority of sales in the All Other segment, derives almost all of its revenues from one customer.

Seaboard's investment in a Bulgarian wine business (the Business) and related losses from this Business are included in the All Other Segment. As discussed in Note 5, after recording its share of operating losses for the fourth quarter, Seaboard discontinued using the equity method of accounting and wrote-off the remaining investment balance as of December 31, 2007. In 2007 and 2006, Seaboard recorded 50% of the losses from the Business compared to 100% in 2005.

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

Sales to External Customers:

                                      Years ended December 31,
(Thousands of dollars)              2007        2006        2005

Pork                            $1,003,790  $1,002,656  $1,023,885
Commodity Trading and Milling    1,152,035     735,583     835,662
Marine                             822,221     741,563     638,296
Sugar and Citrus                   125,882     123,378      88,969
Power                               93,951      87,845      77,685
All Other                           15,422      16,372      24,397
   Segment/Consolidated Totals  $3,213,301  $2,707,397  $2,688,894


Operating Income:

                                       Years ended December 31,
(Thousands of dollars)              2007        2006        2005

Pork                            $   39,528  $  138,303  $  182,749
Commodity Trading and Milling       20,905      37,225      34,374
Marine                             104,156     106,033      90,922
Sugar and Citrus                    15,484      19,184      11,884
Power                                5,402       8,471       9,561
All Other                              634       1,530       2,604
   Segment Totals                  186,109     310,746     332,094
Corporate                          (16,194)    (13,751)    (12,049)
   Consolidated Totals          $  169,915  $  296,995  $  320,045


Income (Loss) from Foreign Affiliates:

                                       Years ended December 31,
(Thousands of dollars)              2007        2006        2005

Commodity Trading and Milling   $    5,232  $    6,323  $    8,138
Sugar and Citrus                       360      (1,060)        111
All Other                           (1,718)     (1,241)     (7,887)
   Segment/Consolidated Totals  $    3,874  $    4,022  $      362


Depreciation and Amortization:

                                       Years ended December 31,
(Thousands of dollars)              2007        2006        2005

Pork                            $   47,258  $   43,744  $   41,098
Commodity Trading and Milling        4,501       3,974       3,344
Marine                              16,568      13,502      11,047
Sugar and Citrus                     6,510       5,800       5,176
Power                                3,747       3,763       3,831
All Other                              320         192         375
   Segment Totals                   78,904      70,975      64,871
Corporate                              317         283         235
   Consolidated Totals          $   79,221  $   71,258  $   65,106

Total Assets:

                                            December 31, December 31,
(Thousands of dollars)                          2007        2006

Pork                                        $  783,288  $  721,514
Commodity Trading and Milling                  447,211     301,672
Marine                                         231,278     176,673
Sugar and Citrus                               171,978     133,971
Power                                           64,647      66,978
All Other                                        6,993       8,464
   Segment Totals                            1,705,395   1,409,272
Corporate                                      388,304     552,161
   Consolidated Totals                      $2,093,699  $1,961,433

Investment in and Advances to Foreign Affiliates:

                                                  December 31,
(Thousands of dollars)                          2007        2006

Commodity Trading and Milling               $   59,538  $   38,748
Sugar and Citrus                                 1,168         636
All Other                                            -       3,073
   Segment/Consolidated Totals              $   60,706  $   42,457

Capital Expenditures:

                                       Years ended December 31,
(Thousands of dollars)              2007        2006        2005

Pork                            $   78,085  $   30,324  $    8,070
Commodity Trading and Milling        3,013       4,024      13,811
Marine                              61,045      30,429      30,028
Sugar and Citrus                    21,424      18,379      11,195
Power                                  218         107         277
All Other                              362       1,033         820
   Segment Totals                  164,147      84,296      64,201
Corporate                               26       1,590          40
   Consolidated Totals          $  164,173  $   85,886  $   64,241

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

Geographic Information

Seaboard had sales in South Africa totaling $322,998,000, $172,067,000 and $167,748,000 for the years ended December 31, 2007, 2006 and 2005, respectively, representing approximately 10%, 6% and 6% of total sales for each respective year. No other individual foreign country accounts for 10% or more of sales to external customers.

The following table provides a geographic summary of net sales based on the location of product delivery.

                                          Years ended December 31,
(Thousands of dollars)                   2007       2006       2005

United States                        $  936,825 $1,027,295 $  992,322
Caribbean, Central and South America  1,151,032    845,577    839,305
Africa                                  810,084    588,050    570,975
Pacific Basin and Far East              154,127    147,560    164,584
Canada/Mexico                            91,513     78,044     74,788
Eastern Mediterranean                    43,136      3,979     29,312
Europe                                   26,584     16,892     17,608
 Totals                              $3,213,301 $2,707,397 $2,688,894

The following table provides a geographic summary of Seaboard's long-lived assets according to their physical location and primary port for the vessels:

                                                      December 31,
(Thousands of dollars)                              2007       2006

United States                                   $  593,271 $  520,215
Argentina                                           68,545     55,386
Dominican Republic                                  39,229     31,251
All other                                           29,350     31,325
 Totals                                         $  730,395 $  638,177

At December 31, 2007 and 2006, Seaboard had approximately $183,647,000 and $142,848,000, respectively, of foreign receivables, excluding receivables due from foreign affiliates, which generally represent more of a collection risk than the domestic receivables. Management believes its allowance for doubtful accounts is adequate.

Board of Directors

Steven J. Bresky                          Kevin M. Kennedy
Director and Chairman of the Board        Director
President and Chief Executive Officer     Chief Financial Officer,
                                          Nautilus Holdings Ltd.
David A. Adamsen
Director                                  Joseph E. Rodrigues
Vice President - Wholesale &              Director
Manufacturing,                            Retired, former Executive
The Penn Traffic Company                  Vice President and Treasurer

Douglas W. Baena
Director
Chief Executive Officer,
CreditAmerica Corporation


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

James L. Gutsch
Vice President, Engineering

Chief Executive Officers of Principal Seaboard Operations

Rodney K. Brenneman                Richard A. Watt
Pork                               Sugar & Citrus

David M. Dannov                    Armando G. Rodriguez
Commodity Trading and Milling      Power

Edward A. Gonzalez
Marine

Stock Transfer Agent and           Availability of 10-K Report
Registrar of Stock
                                   Seaboard files its Annual
Computershare Trust Company,       Report on Form 10-K with the
N.A.                               Securities and Exchange
P.O. Box 43078                     Commission.  Copies of the
Providence, Rhode Island 0290-     Form 10-K for fiscal 2007 are
3078                               available without charge by
(800) 884-4225                     writing Seaboard Corporation,
                                   9000 West 67th Street, Shawnee
Auditors                           Mission, Kansas 66202,
                                   Attention: Shareholder
KPMG LLP                           Relations or via the Internet
1000 Walnut, Suite 1000            at www.seaboardcorp.com
Kansas City, Missouri 64106        Seaboard provides access to its
                                   most recent Form 10-K, 10-Q and
Stock Listing                      8-K reports on its Internet
                                   website, free of charge, as soon
Seaboard's common stock is         as reasonably practicable after
traded on the American Stock       those reports are electronically
Exchange under the symbol SEB.     filed with the Securities and
Seaboard had 218 shareholders      Exchange Commission.
of record of its common stock
as of February 8, 2008.