Form 10-K, Exhibit 13
period 2008-12-31
SEABOARD CORP /DE/
filed 2009-03-02
CIK 88121

SEABOARD CORPORATION




                       2008 Annual Report

 Description of Business

 Seaboard Corporation is a diversified international agribusiness and transportation company. In the United States, Seaboard is primarily engaged in pork production and processing, and ocean transportation. Overseas, Seaboard is primarily engaged in commodity merchandising, grain processing, sugar production, and electric power generation.

 Table of Contents
_______________________________________________________________________________

  Letter to Stockholders                                                 2

  Division Summaries                                                     4

  Principal Locations                                                    6

  Summary of Selected Financial Data                                     7

  Company Performance Graph                                              8

  Quarterly Financial Data (unaudited)                                   9

  Management's Discussion & Analysis of Financial Condition and
   Results of Operations                                                10

  Management's Responsibility for Consolidated Financial Statements     27

  Management's Report on Internal Control over Financial Reporting      27

  Report of Independent Registered Public Accounting Firm  on
   Consolidated Financial Statements                                    28

  Report of Independent Registered Public Accounting Firm on Internal
   Control over Financial Reporting                                     29

  Consolidated Statements of Earnings                                   30

  Consolidated Balance Sheets                                           31

  Consolidated Statements of Cash Flows                                 32

  Consolidated Statements of Changes in Equity                          33

  Notes to Consolidated Financial Statements                            34

  Stockholder Information                                               60

This report, including information included or incorporated by reference in this report, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Seaboard Corporation and its subsidiaries (Seaboard). Forward-looking statements generally may be identified as statements that are not historical in nature; and statements preceded by, followed by or that include the words "believes," "expects," "may," "will," "should," "could," "anticipates," "estimates," "intends," or similar expressions. In more specific terms, forward-looking statements, include, without limitation: statements concerning the projection of revenues, income or loss, capital expenditures, capital structure or other financial items, including the impact of mark-to-market accounting on operating income; statements regarding the plans and objectives of management for future operations; statements of future economic performance; statements regarding the intent, belief or current expectations of Seaboard and its management with respect to: (i) Seaboard's ability to obtain adequate financing and liquidity, (ii) the price of feed stocks and other materials used by Seaboard, (iii) the sales price or market conditions for pork, grains, sugar and other products and services, (iv) statements concerning management's expectations of recorded tax effects under certain circumstances, (v) the ability of the Commodity Trading and Milling segment to successfully compete in the markets it serves and the volume of business and working capital requirements associated with the competitive trading environment, (vi) the charter hire rates and fuel prices for vessels, (vii) the stability of the Dominican Republic's economy, fuel costs and related spot market prices and collection of receivables in the Dominican Republic, (viii) the ability of Seaboard to sell certain grain inventories in foreign countries at a current cost basis and the related contract performance by customers, (ix) the effect of the fluctuation in foreign currency exchange rates, (x) statements concerning profitability or sales volume of any of Seaboard's segments, (xi) the anticipated costs and completion timetable for Seaboard's scheduled capital improvements, acquisitions and dispositions, or (xii) other trends affecting Seaboard's financial condition or results of operations, and statements of the assumptions underlying or relating to any of the foregoing statements.

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

                  Letter to Stockholders

Despite the chaotic and extraordinary business climate in 2008, we managed to post reasonable returns, which, in light of the global financial crisis, is a testament to our model of a diverse mix of vertically integrated commodity businesses. Given the loss of confidence in the private sector, the tightening of credit from financial institutions and the severe recession worldwide, we are fortunate to be in basic industries that may falter but should not fail when managed carefully and conservatively. With government intervention around the world now a major force in the fundamental workings of economies, we don't expect a turnaround to a healthier market-driven economy for an extended period. Needless to say, these are startling times.

In 2008, we achieved the highest revenue in the Company's history at more than $4.2 billion, mostly as a result of higher unit prices and, to a lesser extent, because of increased unit volume. Operating income of $121.8 million was 28% less than in 2007 and 47% less than our trailing five-year average. Generally, margins suffered due to higher costs, but prices of our main inputs, namely grain, energy and transportation, declined sharply in the latter half of the year and we hope it will be less volatile going forward. In 2008, the price fluctuations of these cost components were nothing short of astounding, and we did a credible job of managing the risks. Of grave concern is the abrupt slowdown in economies around the world and the potential for protectionism and shrinking international trade. We are vulnerable in all major divisions as our reliance on exports from the U.S. and a market-driven economy are critical components of our success.

On the bright side, the Commodity Trading and Milling Division had an unprecedented year in sales and operating income and far surpassed its previous records in both areas. Well managed grain and ocean freight positions, expanded trade with third parties, including results of our newly formed Rice business, and generally improved margins all contributed toward sales of $1.9 billion and operating income of $ 96.5 million. As wheat and feed ingredient prices moderated in the last half of the year, our milling volumes recovered at many locations in Africa and the Americas, and we look forward to stability and perhaps growth in market share in select countries. This past year, we altered several company structures at overseas locations through mergers, closures, expansions and additions, and we will continue to make such changes where we believe it makes sense and when it affords us an opportunity to improve our competitive position. We continue to expand our integrated model of supplying third parties and our own affiliates with grain and grain by-products.

Seaboard Foods endured another year of high feed costs without a commensurate offset of higher product prices. Congress has not, to date, legislated changes to the Renewable Fuel Standard, which mandates increased production of biofuels through 2012. The unintended consequence of this provision of the U.S. Energy Policy Act is the linking of the price of corn-based ethanol with that of fossil fuels. As a result, the production costs of all animal proteins, including pork, have risen dramatically due to higher ingredient prices. We are optimistic that this will get resolved in the long term through market forces. Until then, total meat supply, including beef and poultry, should shrink, causing a better balance between cost and revenue for our vertically integrated pork operations.

In Guymon, Oklahoma, we completed construction of our 30-million-gallon biodiesel facility and began production during the second quarter. This plant allows us to use our own animal fat as well as raw materials from third parties as inputs. During the startup, we experienced some operational difficulties and incurred negative margins for the year, but we expect better results in 2009. We also have enhanced our process to comply with all newly implemented ASTM standards, which will allow us to meet European quality requirements and ship biofuel to these markets in the future. In addition, during the first half of 2009, we expect to complete the construction of our ham-boning operation in Reynosa, Mexico, and commence operations there, which will give us the flexibility to produce additional value-added products for the high-volume Mexican market.

2009 also will be a challenging year as processing margins have narrowed sharply and hog production losses will continue at least through the spring. One mitigating factor in 2008 was that, once again, the U.S. pork industry set a new record volume of exports with a 49% year-over-year increase. Although analysts are predicting a marginal decrease in these volumes in 2009, we are optimistic that continued strong exports will support domestic prices. Currency levels, trade policies and economic health will significantly affect the level of pork exports that we realize in 2009.

In April 2008, Seaboard Foods published its first sustainability report entitled "Sustainability & Stewardship." We are very excited about the release of this report as it illustrates the significant commitment that our company has made in the areas of quality, customer service, employees, environment, animal care and civic responsibility.

Seaboard Marine had another good year enjoying record volumes and revenues. Managing costs, particularly fluctuating fuel and charter hire costs, has been challenging with overall margins narrowing. Considerable effort has been made to control expenses, improve customer service through increased frequency of port calls and solidify our

U.S. and outport terminal infrastructures with capital programs. Of note, we extended our terminal lease at the Port of Miami through 2028, began vessel calls to and from Brooklyn, NY, and expanded our terminal facilities in Colombia and the Dominican Republic. We continue to upgrade our container fleet and hope to capitalize on lower ship values to upgrade our fleet of vessels.

The worldwide container shipping industry will be plagued by overcapacity in 2009 largely because of the global economic downturn. Given that Seaboard Marine's business hinges on healthy multilateral trade within the Americas, more so than in other global trade lanes, it is critical that government trade policies and local economies within our regions remain market driven and robust. These elements are in play this year, and a confluence of negative factors could affect volumes and rates for Seaboard Marine.

Our Sugar and Citrus operation in Argentina struggled this past year despite the fact we realized higher revenue. Although sugar margins remained positive, citrus posted negative margins. Amid higher labor and administrative costs, operating income was down sharply. We are reviewing our position in the citrus business this year with a view toward mitigating some of the risks inherent in the fresh fruit and juice business.

The Argentine Government continues to attempt to manage inflation by putting price controls on certain staples and imposing export taxes on critical agricultural products. This has resulted in a degree of political unrest among farmers, in particular, and in the business community as a whole. Because the sugar industry is a large employer in many underdeveloped regions of Argentina, we don't expect the government's actions to significantly affect our business, except for its support of higher labor costs. On the positive side, the government has legislated a biofuels program that will create domestic demand for ethanol. The new law should reduce the amount of sugar that the country and Tabacal export each year at market-clearing world prices. Recent and ongoing investments in boiler and distillery capacity will give us the flexibility to use sugar cane production to manufacture either sugar or alcohol for the local market. With the planned completion of our investment in co-generation in 2010, we will have an extremely cost-efficient and flexible facility that will maximize revenue from our farm production. Since our acquisition in 1996, we have continually channeled profits into improving the productive assets of the Company, and we now have a world class sugar cane production and processing complex that should provide the necessary cash flows to return deployed capital.

Our power generation business in the Dominican Republic performed well in 2008 with increased operating income. With formula-driven
sales   contracts   with  private  users  and  government-related
entities, the success of the business is determined by cost containment and efficient performance of heavy fuel engines. On March 2, 2009, we provisionally sold our power barges to a company that plans to deploy them to another location in early 2011. Until then, we will continue to run the business and fulfill our contractual obligations to our current power users.
Given  our working   knowledge  of  the  power  industry  in  the
Dominican Republic, our equity investment in a 300-MW facility and the goodwill we believe we have built among our customer base, we plan to explore alternative energy investments in this country. We have enjoyed the support of the Dominican Republic government and the business community for 20 years and would like to remain invested in this country.

Over the last five years (2004-2008), Seaboard has enjoyed a reasonable measure of success with regard to share price, stockholder's equity and revenue, realizing increases of 323%, 180% and 115%, respectively. Going forward, we face a different set of challenges with many factors outside of our control. However, we can work to manage costs and business risks, fortify our business model through integration and expansion and create a healthy work environment and company culture. It is our hope that we can accomplish this and, if successful, we can repeat and perhaps exceed our past financial performance.

As always, I am extremely appreciative of the hard work, integrity and company spirit that I see demonstrated day in and day out at Seaboard. I am grateful to be a part of this organization and I hope, as fellow shareholders, you are as well.


                                /s/Steven J. Bresky
                                Steven J. Bresky
                                President and
                                Chief Executive Officer

                     Division Summaries


Pork Division
_________________________________________________________________

Seaboard's  Pork  Division  is  one  of  the  largest  vertically integrated pork processors in the United States. Seaboard is able to control animal production and processing from research and development in nutrition and genetics, to the production of high quality meat products at our processing facility.

Seaboard's processing facility is located in Guymon, Oklahoma. The facility has a daily double shift capacity to process approximately 18,500 hogs and generally operates at capacity with additional weekend shifts depending on market conditions. During 2008, the Pork Division made modifications to its processing plant that increased daily double shift capacity from approximately 16,800 hogs to approximately 18,500 hogs. Seaboard produces and sells fresh and frozen pork products to further processors, foodservice operators, grocery stores, distributors and retail outlets throughout the United States. Seaboard also sells to distributors and further processors in Japan, Mexico and other foreign markets. Hogs processed at the plant principally include Seaboard-raised hogs as well as hogs raised by third parties purchased under contract and in the spot market.

Seaboard's hog production facilities consist of genetic and commercial breeding, farrowing, nursery and finishing buildings located in Oklahoma, Kansas, Texas and Colorado. These facilities have a capacity to produce approximately 4.0 million hogs annually. Seaboard owns and operates six centrally located feed mills to provide formulated feed to these facilities and has additional feed milling capacity to support future growth.

Seaboard's Pork Division also owns two bacon processing plants located in Salt Lake City, Utah and Missoula, Montana. The processing plants produce sliced and pre-cooked bacon primarily for food service. These operations represent Seaboard's recent expansion of its integrated pork model into value-added products and are expected to enhance Seaboard's ability to extend production to include other further processed pork products.

In the second quarter of 2008, Seaboard commenced production of biodiesel at a new facility constructed in Guymon, Oklahoma. The biodiesel is produced from pork fat from Seaboard's Guymon pork processing plant and from animal fat supplied by non-Seaboard facilities. The biodiesel is sold to a third party. The facility can also produce biodiesel from vegetable oil. Also during 2008, Seaboard entered into an agreement to build and operate a majority-owned ham-boning and processing plant in Mexico. The plant is currently expected to be completed in the first half of 2009.

Seaboard's Pork Division has an agreement with a similar size pork processor, Triumph Foods LLC (Triumph), to market all of the pork products produced at Triumph's plant in St. Joseph, Missouri. Pursuant to this agreement, Seaboard is able to provide the same quality assured products to its customers that are produced in its own facilities. The plant began operations in January 2006 and Seaboard began marketing the related pork products for a fee primarily based on the number of head processed by Triumph Foods and is entitled to be reimbursed for certain expenses.

Commodity Trading & Milling Division
_________________________________________________________________

Seaboard's Commodity Trading & Milling Division markets grain and oilseed products overseas to third party customers and affiliated companies. These commodities are purchased worldwide with primary destinations in Africa, South America, and the Caribbean.

The division annually sources, transports and markets approximately 4.2 million metric tons of wheat, corn, soybean meal, rice and other related commodities to the food and animal feed industries. The division efficiently provides quality products and reliable services to industrial customers in selected markets. Seaboard integrates the delivery of commodities to its customers primarily through the use of company owned and chartered bulk carriers.

Seaboard's Commodity Trading and Milling Division has facilities in 17 countries. The commodity trading business operates through seven offices in six countries and one non-consolidated affiliate location in South America. The grain processing businesses operate facilities at 25 locations in 12 countries and include four consolidated and nine non-consolidated affiliates in Africa, South America, and the Caribbean. These businesses produce approximately 2.5 million metric tons of finished product per year.

Marine Division
_________________________________________________________________

Seaboard's Marine Division provides containerized shipping service between the United States, the Caribbean Basin, and Central and South America. Seaboard's primary operations, located in Miami, include a 135,000 square-foot off-port warehouse for cargo consolidation and temporary storage and an 81 acre terminal at the Port of Miami. At the Port of Houston, Seaboard operates a 62 acre cargo terminal facility that includes approximately 690,000 square feet of on-dock warehouse space for temporary storage of bagged grains, resins and other cargoes. Seaboard also makes scheduled vessel calls to Brooklyn, New York, Fernandina Beach, Florida, New Orleans, Louisiana and 40 foreign ports.

Seaboard's marine fleet consists of 12 owned and about 27 chartered vessels, as well as approximately 55,000 dry, refrigerated and specialized containers and units of related equipment. Seaboard is the largest shipper in terms of cargo volume to and from the Port of Miami. Seaboard Marine provides direct service to 25 countries. Seaboard also provides extended service from our domestic ports of call to and from multiple foreign destinations through a network of connecting carrier agreements with major regional and global carriers.

To maximize fleet utilization, Seaboard uses a network of offices and agents throughout the United States, Canada, Latin America, and the Caribbean Basin to book both northbound and southbound cargo to and from the United States and between the countries it serves. Seaboard's full service capabilities, including agreements with a network of connecting carriers, allow transport by truck or rail of import and export cargo to and from various U.S. ports. Seaboard's frequent sailings and fixed-day schedules make it convenient for customers to coordinate manufacturing schedules and maintain inventories at cost-efficient levels. Seaboard's approach is to work in partnership with its customers to provide the most reliable and effective level of service throughout the United States, Latin America and the Caribbean Basin and between the countries it serves.

Other Divisions
_________________________________________________________________

In Argentina, Seaboard is involved in the production and refining of sugar and the production and processing of citrus products. These products are primarily marketed locally with some exports to the United States, other South American countries and Europe. Seaboard's mill, one of the largest in Argentina, has a processing capacity of approximately 230,000 metric tons of sugar and approximately 13 million gallons of alcohol per year. During 2008, construction was completed on the alcohol distillery operation which increased annual alcohol production capacity from about four million gallons to approximately 13 million gallons. The mill is located in the Salta Province of northern Argentina with administrative offices in Buenos Aires. Approximately 60,000 acres of land owned by Seaboard in Argentina is planted with sugar cane, which supplies the majority of the raw product processed by the mill. In addition, approximately 3,000 acres of land is planted with orange trees. Depending on local harvest and market conditions, sugar and citrus may be purchased from third parties for resale. During 2008 this division began construction of a 40 megawatt cogeneration power plant, which is expected to be completed in 2010.

Seaboard owns two floating electric power generating facilities in the Dominican Republic, consisting of a system of diesel engines mounted on barges with a combined rated capacity of approximately 112 megawatts. Seaboard operates as an independent power producer generating electricity for the local power grid. Seaboard is not directly involved in the transmission or distribution of electricity but does have contracts to sell directly to third party users. Electricity is sold under contract to certain large commercial users, under a short-term contract with a government-owned distribution company and on the spot market that is accessed by three wholly or partially government-owned distribution companies and limited others. On March 2, 2009, an agreement became effective under which Seaboard will sell the two barges. Completion of the sale is dependent upon the satisfaction of several conditions, including meeting certain baseline performance and emission tests. Failure to satisfy or cure any deficiencies could result in the agreement being terminated. Seaboard is considering options to continue its power business in the Dominican Republic after the sale of these assets is completed.

                       Principal Locations



Corporate Office
______________________

Seaboard Corporation     Minoteri du Congo,       Seaboard de Colombia, S.A.
Merriam, Kansas           S.A.                     Colombia
                           Republic of Congo
Pork                                              Seaboard de Nicaragua, S.A.
______________________                             Nicaragua
                         Moderna Alimentos,
Seaboard Foods LLC        S.A.*
 Pork Division           Molinos Champion,        Seaboard del Peru, S.A.
  Office                  S.A.*                    Peru
   Merriam, Kansas       Molinos Electro
                          Moderna, S.A.*          Seaboard Freight & Shipping
 Processing Plant          Ecuador                 Jamaica Limited
   Guymon, Oklahoma                                 Jamaica
                         National Milling
 Live Production          Company of              Seaboard Honduras, S. de R.L.
  Operation Offices       Guyana, Inc.             de C.V.
   Julesburg, Colorado     Guyana                   Honduras
   Hugoton, Kansas
   Leoti, Kansas         National Milling         Seaboard Marine Bahamas Ltd.
   Liberal, Kansas        Corporation              Bahamas
   Rolla, Kansas          Limited
   Guymon, Oklahoma        Zambia                 Seaboard Marine (Trinidad)
   Hennessey, Oklahoma                             Ltd.
   Optima, Oklahoma      Rafael del Catillo         Trinidad
                          & Cia. S.A.*
Processed Meats            Colombia               Seaboard Marine of Haiti,
 Salt Lake City, Utah                              S.E.
 Missoula, Montana       Seaboard West              Haiti
                          Africa Limited
High Plains                Sierra leone           SEADOM, S.A.
 Bioenergy, LLC                                    Dominican Republic
  Guymon, Oklahoma       Unga Holdings
                          Limited*                SeaMaritima S.A. de C.V.
Commodity Trading &        Kenya and Uganda        Mexico
Milling
______________________

Commodity Trading        Marine                   Sugar and Citrus
  Operations             _______________________  __________________________
   Bermuda
   Colombia              Seaboard Marine Ltd.     Ingenio y Refineria San
   Ecuador                Marine Division Office   Martin del Tabacal SRL
   Miami, Florida          Miami, Florida           Argentina
   Peru*
   South Africa           Port Operations
   Switzerland             Brooklyn, New York     Power
                           Fernandina Beach,      __________________________
                            Florida
                           Houston, Texas         Transcontinental Capital
Les Moulins d'Haiti        Miami, Florida          Corp. (Bermuda) Ltd.
 S.E.M.*                   New Orleans,             Dominican Republic
  Haiti                    Louisiana

Lesotho Flour Mills
 Limited*                  Agencias Generales
  Lesotho                   Conaven, C.A.
                             Venezuela
Life Flour Mill Ltd.*
Top Feeds Limited*         Agencia Maritima
 Nigeria                    del Istmo, S.A.
                             Costa Rica
Minoterie de Matadi,
 S.A.R.L.*                 Cayman Freight
  Democratic Republic       Shipping Services,
  of Congo                   Ltd.
                              Cayman Islands

                           JacintoPort International LLC
                            Houston, Texas

                           Representaciones Maritimas y
                            Aereas, S.A.
                             Guatemala

                           Sea Cargo, S.A.
                            Panama

*Represents a non-controlled, non-consolidated affiliate

                        Summary of Selected Financial Data


                                             Years ended December 31,

(Thousands of dollars except per share amounts)

                            2008       2007       2006       2005        2004

Net sales               $4,267,804 $3,213,301 $2,707,397 $2,688,894  $2,683,980

Operating income        $  121,809 $  169,915 $  296,995 $  320,045  $  251,254

Net earnings            $  146,919 $  181,332 $  258,689 $  266,662  $  168,096

Basic earnings per
 common share           $   118.19 $   144.15 $   205.09 $   212.20  $   133.94

Diluted earnings per
 common share           $   118.19 $   144.15 $   205.09 $   211.94  $   133.94

Total assets            $2,331,361 $2,093,699 $1,961,433 $1,816,321  $1,436,694

Long-term debt, less
 current maturities     $   78,560 $  125,532 $  137,817 $  201,063  $  262,555

Stockholders' equity    $1,459,355 $1,354,228 $1,203,307 $  977,870  $  692,682

Dividends per common
 share                  $     3.00 $     3.00 $     3.00 $     3.00  $     3.00

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

                  Company Performance Graph

The Securities and Exchange Commission requires a five-year comparison of stock performance for Seaboard with that of an appropriate broad equity market index and similar industry index. Seaboard's common stock is traded on the NYSE Alternext US (formerly the American Stock Exchange). On October 1, 2008, the NYSE Euronext completed its acquisition of the American Stock Exchange. The new entity is known as NYSE Alternext US, however the index is still referred to as the AMEX Composite and provides an appropriate comparison for Seaboard's stock performance. Because there is no single industry index to compare stock performance, the companies comprising the Dow Jones Food and Marine Transportation Industry indices (the "Peer Group") were chosen as the second comparison.

The following graph shows a five-year comparison of cumulative total return for Seaboard, the AMEX Composite Index and the companies comprising the Dow Jones Food and Marine Transportation Industry indices weighted by market capitalization for the five fiscal years commencing December 31, 2003, and ending December 31, 2008. The information presented in the performance graph is historical in nature and is not intended to represent or guarantee future returns.


             COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
          Among Seaboard Corporation, The AMEX Composit Index
                            And A Peer Group


                   The graph depicts data points below.

*$100 invested on 12/31/03 in stock & index-including reinvestment of dividends. Fiscal year ending December 31.


The comparison of cumulative total returns presented in the above graph was plotted using the following index values and common stock price values:
                       12/31/03  12/31/04  12/31/05  12/31/06 12/31/07 12/31/08

  Seaboard Corporation  $100.00   $356.06   $540.27   $632.39  $527.50  $429.45
  AMEX Composite        $100.00   $124.13   $155.00   $184.30  $217.52  $132.72
  Peer Group            $100.00   $120.76   $115.63   $140.48  $149.92  $114.71

               Quarterly Financial Data (unaudited)


(UNAUDITED)
(Thousands of dollars except per share amounts)

                               1st       2nd       3rd        4th     Total for
                             Quarter   Quarter   Quarter    Quarter   the Year

2008

Net sales                  $ 993,668 $ 999,951 $1,131,691 $1,142,494 $4,267,804
Operating income           $  59,382 $   3,096 $   31,714 $   27,617 $  121,809
Net earnings               $  70,027 $  20,963 $   32,905 $   23,024 $  146,919
Earnings per common share  $   56.28 $   16.85 $    26.47 $    18.55 $   118.19
Dividends per common share $    0.75 $    0.75 $     0.75 $     0.75 $     3.00

Market price range per common share:

                  High     $1,645.00 $1,854.00 $ 1,826.00 $ 1,359.00

                  Low      $1,251.00 $1,470.00 $ 1,210.00 $   795.00
_______________________________________________________________________________

2007

Net sales                  $ 729,148 $ 742,219 $  801,328 $  940,606 $3,213,301
Operating income           $  56,818 $  34,462 $   49,601 $   29,034 $  169,915
Net earnings               $  49,355 $  42,657 $   52,572 $   36,748 $  181,332
Earnings per common share  $   39.13 $   33.82 $    41.75 $    29.40 $   144.15
Dividends per common share $    0.75 $    0.75 $     0.75 $     0.75 $     3.00

Market price range per common share:

                  High     $2,455.00 $2,675.00 $ 2,468.82 $ 1,955.00

                  Low      $1,760.00 $2,171.25 $ 1,850.99 $ 1,400.00

During the first, third and fourth quarters of 2008, Seaboard repurchased 369, 2,390 and 1,093 common shares respectively, as authorized by Seaboard's Board of Directors. During the third and fourth quarters of 2007, Seaboard repurchased 8,643 and 8,446 common shares, respectively, as authorized by Seaboard's Board of Directors. See Note 12 to the Consolidated Financial Statements for further discussion.

During the fourth quarter of 2008, Seaboard recorded an impairment charge of $7,000,000 ($4,270,000 net of tax), or $3.44 per share, related to the value of other intangible assets not subject to amortization. See Note 2 to the Consolidated Financial Statements for further discussion. Also during the fourth quarter of 2008, Seaboard recorded a write down of $5,653,000 ($4,940,000 net of tax), or $3.98 per share, for grain inventories related to its commodity trading business that are committed to various customers in foreign countries for which customer contract performance is a heightened concern. See Note 4 to the Consolidated Financial Statements for further discussion.

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

Pork Segment

The Pork segment is primarily a domestic business with some export sales to Japan, Mexico, and other foreign markets. Revenues from the sale of pork products are primarily generated from a single hog processing plant in Guymon, Oklahoma, which operates at double shift capacity and two bacon further processing plants located in Salt Lake City, Utah and Missoula, Montana. In 2008, Seaboard raised about 75% of the hogs processed at the Guymon plant with the remaining hog requirements purchased primarily under contracts from independent producers. This segment is Seaboard's most capital intensive segment with approximately 61% of Seaboard's fixed assets and material dollar amounts for live hog inventories.

Of Seaboard's businesses, management believes the Pork segment also has the greatest exposure to commodity price fluctuations. As a result, this segment's operating income and cash flows can materially fluctuate from year to year, significantly affecting Seaboard's consolidated operating income and cash flows. Sales prices are directly affected by both domestic and worldwide supply and demand for pork products and other proteins. Feed costs are the most significant single component of the cost of raising hogs and can be materially affected by prices for corn and soybean meal. In addition, costs can be materially affected by market prices for hogs purchased from third parties for processing at the plant.

The Pork segment constructed a processing plant to produce biodiesel to be sold to a third party. Biodiesel is produced from pork fat from Seaboard's Guymon pork processing plant and from animal fat provided by other parties. The processing plant also can produce biodiesel from vegetable oil. This plant was completed in the second quarter of 2008. During 2007 and 2008, the Pork segment constructed additional hog finishing space to allow hogs more time to reach the desired weight for processing at the Guymon plant. During 2008, modifications were made to the Guymon hog processing plant that increased daily double shift processing capacity from approximately 16,800 hogs to 18,500 hogs. As the Guymon plant operates at capacity, to improve operating income Seaboard is constantly working towards improving the efficiencies of the Pork operations as well as considering ways to increase margins by expanding product offerings.

In April 2008, the Pork segment entered into an agreement to build and operate a majority-owned ham-boning and processing plant in Mexico. This plant is currently expected to be completed in the first half of 2009. During the second quarter of 2008, Seaboard decided to indefinitely delay previously announced plans to expand its processed meats capabilities by either constructing a separate further processing plant, primarily for bacon, or acquiring an existing facility.

During 2006, Triumph Foods began production at its pork processing plant located in St. Joseph, Missouri, and Seaboard began marketing the related pork products for a fee primarily based on the number of head processed by Triumph Foods. This plant has a capacity similar to that of Seaboard's Guymon plant and operates upon an integrated model similar to that of Seaboard's. Triumph Foods reached full double shift operating capacity during 2007. Seaboard's sales prices for its pork products are primarily based on a margin sharing arrangement that considers the average sales price and mix of products sold from both Seaboard's and Triumph Food's hog processing plants.

Commodity Trading and Milling Segment

The Commodity Trading and Milling segment primarily operates overseas with locations in Africa, Bermuda, South America, the Caribbean and Europe. These foreign operations can be significantly impacted by local crop production, political instability, local government policies, economic and industry conditions, and currency fluctuations. This segment's sales are also significantly affected by fluctuating prices of various commodities, such as wheat, corn, soybean meal and rice. Although this segment owns eight ships, most of the third party trading business is transacted with chartered ships. Charter hire rates, influenced by available charter capacity for worldwide trade in bulk cargoes, and related fuel costs also affect business volumes and margins as they did during the recent period of extreme price volatility. The milling businesses, both consolidated and non-consolidated affiliates, operate in foreign and, in most cases, lesser developed countries. Subsidized wheat and flour exports can create fluctuating market conditions that can have a significant impact on both the trading and milling businesses' sales and operating income.

The majority of the Commodity Trading and Milling segment's sales pertain to the commodity trading business. Grain is sourced from domestic and international locations and delivery of grains to third party and affiliate customers in various international locations. The execution of these purchase and delivery transactions have long cycles of completion which may extend for several months with a high degree of price volatility. As a result, these factors can significantly affect sales volumes, operating income, working capital and related cash flows from quarter-to-quarter.

Seaboard concentrates on the supply of raw materials to its core milling operations and to third party commodity trades in support of these milling operations. Seaboard continues to seek opportunities in trading and milling businesses in order to achieve greater scale, volumes and profitability.

Marine Segment

The Marine segment provides containerized cargo shipping services primarily from the United States to 25 different countries in the Caribbean Basin, and Central and South America. As a result, fluctuations in economic conditions or unstable political situations in the countries in which Seaboard operates can affect import/export trade volumes. In prior years, when certain countries experienced such instability, Seaboard's volumes and operating profits were significantly affected. In addition, containerized cargo rates can fluctuate depending on local supply and demand for shipping services. This segment time-charters or leases the majority of its ocean cargo vessels and is also affected by fluctuations in charter hire rates and fuel costs.

In recent years, Seaboard was able to raise cargo rates in most markets, which has helped offset higher charter hire rates and fuel costs. As a result of cargo volume growth in recent years, this segment's need for vessels and cargo carrying and handling equipment has increased and is expected to increase further during the next couple of years. Seaboard continues to explore ways to increase volumes on existing routes while seeking opportunities to broaden its route structure in the region.

Sugar and Citrus Segment

Seaboard's Sugar and Citrus segment operates a vertically integrated sugar and citrus production and processing complex in Argentina. This segment's sales and operating income are significantly affected by local and worldwide sugar prices. Yields from the Argentine sugar harvest can have an impact on the local price of sugar. Also, but to a lesser degree, price fluctuations in the world market can affect local sugar prices and export sales volumes and prices. Depending on local harvest and market conditions, this business purchases from third parties sugar and citrus for resale. Over the past several years, Seaboard made various modifications to this business to improve the efficiency of its operations.

The functional currency of the Sugar and Citrus segment is the Argentine peso. The currency exchange rate can have an impact on reported U.S. dollar sales, operating income and cash flows. Financing needs for the foreseeable future will remain high for this operation as a result of ongoing expansion of sugar production, construction of a 40 megawatt cogeneration power plant expected to be completed in 2010, and the payment of debt. Seaboard continues to explore ways to improve and expand its existing operations while considering other alternatives to expand this segment.

All Other Segments

All Other segments primarily represents results from Seaboard's Power division located in the Dominican Republic (DR). The Power division operates as an unregulated independent power producer in the DR generating power from diesel engines mounted on two
barges.   This division's financing needs have been  minimal  for
the  existing  operations.  During the past few years,  operating
cash   flows   have   fluctuated   from   inconsistent   customer
collections. Seaboard has contracts to sell approximately 45% of the power it generates to certain government-approved commercial large users under long-term contracts. Seaboard also has a short-
term  contract  for  approximately  40%  of  its  power  with   a
government-owned distribution company. This short-term contract exposes Seaboard to a concentrated credit risk as the customer,
from  time  to  time, has significant past due balances.   Energy
produced in excess of contracted amounts is sold on the spot market primarily to three wholly or partially government-owned
distribution  companies  or  other  power  producers   who   lack
sufficient power production to service their customers. Seaboard continues to pursue additional commercial contract customers, which would reduce dependency on the government for liquidity.

The DR regulatory body schedules power production based on the amount of funds available to pay for the power produced and the relative costs of the power produced. Fuel is the largest cost component, but increases in fuel prices generally have been passed on to customers. See footnote 13 to the Consolidated Financial Statements for discussion on a pending sale of the two barges in the near future. Seaboard is considering options to continue its power business in the Dominican Republic after the sale is completed. In addition, Seaboard is pursuing additional investment opportunities in the power industry.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Sources and Uses of Cash

Cash and short-term investments as of December 31, 2008 increased $39.3 million from December 31, 2007, while cash from operating activities was $109.9 million for 2008. The increase was primarily the result of the combination of cash from operating activities, an increase in notes payable of $79.4 million in excess of cash used for capital expenditures of $134.6 million, scheduled principal payments of long-term debt of $11.7 million and $5.0 million used to repurchase common stock as discussed in
Note 12 to the Consolidated Financial Statements. Cash from operating activities for 2008 decreased $33.9 million compared to 2007, primarily reflecting lower net earnings for the year.

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

Capital Expenditures, Acquisitions and Other Investing Activities

During 2008 Seaboard invested $134.6 million in property, plant and equipment, of which $52.6 million was expended in the Pork segment, $46.3 million in the Marine segment, $31.0 million in the Sugar and Citrus segment and $4.7 million in the remaining businesses. For the Pork segment, $12.8 million was spent constructing additional hog finishing space, $9.3 million was spent on the construction of a biodiesel plant and $8.2 million was spent on the ham-boning and processing plant discussed below. For the Marine segment, $36.5 million was spent to purchase cargo carrying and handling equipment. In the Sugar and Citrus segment, $10.4 million was used for development of the cogeneration power plant with the remaining capital expenditures being used primarily for expansion of alcohol distillery operations and expansion of cane growing operations. All other capital expenditures were primarily of a normal recurring nature and primarily included replacement of machinery and equipment, and general facility modernizations and upgrades.

In April 2008, the Pork segment entered into an agreement to build and operate a majority-owned ham-boning and processing plant in Mexico. This plant is expected to be completed in the first half of 2009 at a total cost of $10.0 million with approximately $1.8 million remaining to be spent in 2009. During the second quarter of 2008, Seaboard decided to indefinitely delay previously announced plans to expand its processed meats capabilities by either constructing a separate further processing plant, primarily for bacon, or acquiring an existing facility. In addition, during the first quarter of 2008 Seaboard decided not to proceed with any investment in the previously announced consortium to construct two coal-fired 305 megawatt electric generating plants in the Dominican Republic.

The total 2009 capital expenditures budget is $111.0 million. In addition to the project discussed above, the Pork segment plans to spend $18.4 million primarily for improvements to existing hog facilities, upgrades to the Guymon pork processing plant and additional facility upgrades and related equipment. The Marine segment has budgeted $58.0 million primarily for additional cargo carrying and handling equipment and port development projects. In addition, management will be evaluating whether to purchase additional containerized cargo vessels for the Marine segment during 2009. The Sugar and Citrus segment plans to spend $24.5 million, including $15.0 million for the development of a 40 megawatt cogeneration power plant, with the remaining amount primarily for the expansion of cane growing operations and harvesting equipment. The cogeneration power plant is expected to be operational by the second quarter of 2010 with an additional $6.0 million spent during 2010. The balance of $8.3 million is planned to be spent in all other businesses. Management anticipates paying for these capital expenditures from available cash, the use of available short-term investments or Seaboard's available borrowing capacity. As of December 31, 2008 Seaboard had commitments of $32.6 million to spend on construction projects, purchase equipment, and make facility improvements.

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

During 2006 Seaboard invested $85.9 million in property, plant and equipment, of which $30.3 million was expended in the Pork segment, $4.0 million in the Commodity Trading and Milling segment, $30.4 million in the Marine segment, $18.4 million in the Sugar and Citrus segment and $2.8 million in the remaining businesses. For the Pork segment, $12.9 million was spent on the construction of a biodiesel plant as discussed above, improvements to the Guymon processing plant and expanding the further processing capacity acquired from Daily's. For the Marine segment, $23.1 million was spent to purchase cargo carrying and hauling equipment, expansion of port facilities and to purchase two containerized cargo vessels previously chartered. In the Sugar and Citrus segment, the capital expenditures were primarily used for the purchase of land, expansion of the alcohol distillery operations, improvements to the mill, plantation and harvesting equipment. All other capital expenditures were of a normal recurring nature and primarily included replacement of machinery and equipment, and general facility modernizations and upgrades.

On March 2, 2009, an agreement became effective whereby Seaboard will sell its two power barges in the Dominican Republic on or around January 1, 2011 for $70.0 million. Upon the satisfaction of certain conditions, which are expected to be met during March 2009, $15.0 million will be paid to Seaboard and the $55.0 million balance of the purchase price will be paid into escrow and paid to Seaboard at the closing of the sale. See
Note 13 to the Consolidated Financial Statements for further discussion.

In late September 2007, Seaboard acquired for $8.5 million a 40% non-controlling interest, including cash contributed into the business, in a flour milling business located in Colombia. During the fourth quarter of 2007, Seaboard acquired for $6.6 million a 50% non-controlling interest in a grain trading business in Peru. Both investments are accounted for using the equity method.

In January 2007, Seaboard repurchased the 4.74% equity interest in its subsidiary, Seaboard Foods LLC, from the former owners of Daily's. As part of the Purchase Agreement, on January 2, 2007 Seaboard paid $30.0 million of the purchase price for the 4.74% equity interest to the former owners of Daily's. During the third quarter of 2007, Seaboard paid approximately $31.2 million to the former owners of Daily's as the final payment to repurchase their minority interest in Seaboard Foods, LLC. See Note 2 to the Consolidated Financial Statements for further discussion.

During the fourth quarter of 2006 Seaboard invested $4.6 million, plus $0.7 million previously placed in escrow in 2004 for a total of $5.3 million, for a less than 20% ownership interest in a company operating a 300 megawatt electricity generating facility in the Dominican Republic.

Financing Activities, Debt and Related Covenants

On  July  10, 2008, Seaboard entered into an Amended and Restated
Credit Agreement that increased its committed line of credit from $100.0 million to $300.0 million. This credit facility has a term of five years, maturing July 10, 2013.

The  following table represents a summary of Seaboard's available
borrowing  capacity  as of December 31, 2008.   At  December  31,
2008, borrowings outstanding under the committed lines of credit totaled $115.0 million and borrowings under the uncommitted lines
of   credit   totaled  $5.6  million,  all  related  to   foreign
subsidiaries.   Letters  of credit reduced  Seaboard's  borrowing
capacity  under  its committed and uncommitted  credit  lines  by
$58.1   million   and   $1.3  million,  respectively,   primarily
representing $42.7 million for Seaboard's outstanding Industrial Development Revenue Bonds and $15.2 million related to insurance coverage.
                                                       Total amount
(Thousands of dollars)                                  available

Long-term credit facilities - committed                   $300,000

Short-term uncommitted demand notes                        134,341

Total borrowing capacity                                   434,341

Amounts drawn against lines                                120,567

Letters of credit reducing borrowing availability           59,347

Available borrowing capacity at December 31, 2008         $254,427

Seaboard has capacity under existing covenants to undertake additional debt financings of approximately $836.5 million. As of December 31, 2008, Seaboard is in compliance with all restrictive covenants relating to these arrangements. See Note 8 to the Consolidated Financial Statements for a summary of the material terms of Seaboard's credit facilities, including financial ratios and covenants.

Scheduled long-term debt maturities range from $1.5 million to $47.1 million per year, for a total of $50.6 million over the next three years. Although the current global liquidity crisis and worldwide economic downturn could affect our ability to fund operations, management believes Seaboard's combination of internally generated cash, liquidity, capital resources and borrowing capabilities will be adequate for its existing operations and any known potential plans for expansion of existing operations or business segments for 2009. Seaboard recently secured a $300.0 million line of credit for five years and has cash and short-term investments of $373.3 million with total net working capital of $779.8 million as of December 31,
2008. In management's view, the primary liquidity issues for 2009 pertain to its customers' and suppliers' liquidity, financing capabilities and overall financial health, which could affect Seaboard's sales volumes or customer contract performance, procurement of or access to needed inventory, supplies and equipment, and the timely collection of receivables along with related potential deterioration in the receivables aging. Management does, however, periodically review various alternatives for future financing to provide additional liquidity for future operating plans. Regardless of the current global business climate, management intends to continue seeking opportunities for expansion in the industries in which Seaboard operates, utilizing existing liquidity and available borrowing capacity, and currently does not plan to pursue other financing alternatives.

On August 7, 2007, the Board of Directors authorized Seaboard to repurchase from time to time prior to August 31, 2009 up to $50.0 million market value of its Common Stock in open market or privately negotiated purchases, of which $14.5 million remained available at December 31, 2008. Under this repurchase plan, Seaboard used cash to repurchase 3,852 shares of common stock at a total price of $5.0 million in 2008 and 17,089 shares of common stock at a total price of $30.5 million in 2007. The stock repurchase will be funded by cash on hand or available short-term borrowing capacity. Shares repurchased are retired and resume status of authorized and unissued shares. The Board's stock repurchase authorization does not obligate Seaboard to acquire a specific amount of common stock and the stock repurchase program may be modified or suspended at any time at Seaboard's discretion.

Contractual Obligations and Off-Balance-Sheet Arrangements

The following table provides a summary of Seaboard's contractual cash obligations as of December 31, 2008.

                                               Payments due by period
                                        Less than     1-3      3-5    More than
(Thousands  of  dollars)         Total    1 year     years    years    5 years

Vessel time and
 voyage-charter commitments  $   99,731 $  94,985 $   4,746 $       - $       -

Contract grower finishing
 agreements                      96,416    12,043    23,003    19,632    41,738

Other operating lease
 payments                       298,259    16,661    29,435    27,206   224,957

Total lease obligations         494,406   123,689    57,184    46,838   266,695

Long-term debt                  125,614    47,054     3,505    33,102    41,953

Short-term notes payable        177,205   177,205         -         -         -

Other purchase commitments      692,743   459,746   165,150    67,847         -

Total contractual cash
 obligations and commitments $1,489,968 $ 807,694 $ 225,839 $ 147,787 $ 308,648

The Marine segment enters into contracts to time-charter vessels for use in its operations. To support the operations of the Pork segment, Seaboard has contract grower finishing agreements in place with farmers to raise a portion of Seaboard's hogs according to specifications. Seaboard has entered into grain and feed ingredient purchase contracts to support the live hog operations of the Pork segment and has contracted for the purchase of additional hogs from third parties. The Commodity Trading and Milling segment enters into commodity purchase contracts and ocean freight contracts, primarily to support sales commitments. Seaboard also leases various facilities and equipment under noncancelable operating lease agreements. On May 30, 2008, Seaboard Marine Ltd. ("Seaboard Marine"), entered into an Amended and Restated Terminal Agreement with Miami-Dade County ("County") for Marine Terminal Operations ("Amended Terminal Agreement"), pursuant to which Seaboard Marine renewed its existing Terminal Agreement with the County at the Port of Miami. The Amended Terminal Agreement enables Seaboard Marine to continue its existing operations at the Port of Miami. See Note 11 to the Consolidated Financial Statements for a further discussion and for a more detailed listing of other purchase commitments.

Seaboard has also issued $2.0 million of guarantees to support certain activities of non-consolidated affiliates and third parties who provide services for Seaboard. See Note 11 to the Consolidated Financial Statements for a detailed discussion.

RESULTS OF OPERATIONS

Net sales for the year ended December 31, 2008 increased to $4,267.8 million from $3,213.3 million in 2007 and $2,707.4 million for 2006. The increase in net sales in 2008 was primarily the result of significant price increases for commodities sold by the commodity trading business and, to a lesser extent, increased commodity trading volumes. Also increasing sales were higher cargo rates and, to a lesser extent, higher cargo volumes for the Marine division. The increase in net sales in 2007 was primarily the result of higher prices for commodities sold by the commodity trading business and, to a lesser extent, increased commodity trading volumes and higher volumes for marine cargo services.

Operating income decreased to $121.8 million in 2008, from $169.9 million in 2007 and $297.0 million in 2006. The 2008 decrease compared to 2007 primarily reflected the higher feed costs for hogs as a result of higher corn prices and, to a lesser extent, higher soybean meal prices. Also decreasing operating income were lower margins on marine cargo services as a result of higher fuel prices and other related operating costs. The decreases were partially offset by the result of higher commodity trading margins that are not expected to repeat and the effect of the mark-to-market of derivatives in the Commodity Trading and Milling segment along with the higher cargo rates for the Marine division. The 2007 decrease compared to 2006 primarily reflected the higher feed costs for hogs, including the effect on LIFO reserves, primarily from the increased price of corn and, to a lesser degree, the effect of the mark-to-market of derivatives in the Commodity Trading and Milling segment, and the pension settlement loss in the first quarter of 2007 as discussed in Note 10 of the Consolidated Financial Statements.

Pork Segment
(Dollars in millions)              2008       2007        2006

Net sales                       $ 1,126.0  $ 1,003.8   $ 1,002.7
Operating income (loss)         $   (45.9) $    39.5   $   138.3

Net sales of the Pork segment increased $122.2 million for the year ended December 31, 2008 compared to 2007. The increase was primarily the result of higher pork sales volumes, which reflected increases in both domestic and export sales. The increased volumes were made possible by the expansion in daily capacity at the Guymon processing plant during the first quarter of 2008. Sales of biodiesel related to the start-up of the new biodiesel processing plant during the second quarter of 2008 also contributed to the increase in net sales. To a lesser extent, the results of the Pork segment were affected by higher pork product prices.

Operating income decreased $85.4 million for the year ended December 31, 2008 compared with 2007. The decrease was primarily a result of higher feed costs from higher corn prices and to a lesser extent, soybean meal prices. To a lesser extent, operating losses related to the start-up of the biodiesel plant affected operating income. In addition, as further discussed in
Note 2 to the Consolidated Financial Statements, during the fourth quarter of 2008 Seaboard incurred an impairment charge of $7.0 million related to Daily's trade name. Partially offsetting these decreases was the increase in sales prices for pork products noted above.

Management is unable to predict future market prices for pork products or the cost of feed and hogs purchased from third parties. Raw material costs in feed rations were extremely volatile during 2008 but have shown signs of stability recently, although at levels notably higher than historical averages. Absent another year of extreme market volatility during 2009, management anticipates this segment's results to improve to profitable levels after the first quarter of 2009. In addition, as discussed in Note 2 and 6 to the Consolidated Financial Statements, there is a possibility that some amount of either goodwill or other intangible assets not subject to amortization, or both, related to Daily's and some amount of the biodiesel plant could be deemed impaired during some future period including fiscal 2009, which may result in a charge to earnings if current projections are not met.

Net sales of the Pork segment increased $1.1 million for the year ended December 31, 2007 compared to 2006. The increase was primarily the net result of higher overall prices for pork products sold and higher marketing fee income principally offset by lower overall sales volume of pork products. While the number of hogs processed actually increased slightly, overall pork product sales were down slightly, primarily as a result of lower weights of internal hogs processed. Overall, export sales volumes increased significantly more than export sale prices decreased for an overall increase in export sales while domestic sale volumes decreased significantly more than domestic sale prices increased for an overall decrease in domestic sales. Marketing fee income increased as a result of an increase in the number of head processed by Triumph Foods.

Operating income decreased $98.8 million for the year ended December 31, 2007 compared with 2006. The decrease was primarily a result of higher feed costs, primarily from the increased price of corn, and to a lesser extent, soybean meal, especially during the fourth quarter of 2007. Also decreasing operating income was the impact of using the LIFO method for determining certain inventory costs which decreased operating income by $25.0 million in 2007 compared to an increase of $0.9 million in 2006, primarily as a result of higher feed costs. These higher costs were partially offset by increased marketing fee income. During the fourth quarter of 2007, the Pork segment incurred an operating loss of $5.6 million primarily from the negative LIFO impact of $9.8 million.

Commodity Trading and Milling Segment

(Dollars in millions)                2008       2007      2006

Net sales                         $ 1,897.4  $ 1,152.0  $  735.6
Operating income                  $    96.5  $    20.9  $   37.2
Income from foreign affiliates    $    12.6  $     5.2  $    6.3

Net sales of the Commodity Trading and Milling segment increased $745.4 million for the year ended December 31, 2008 compared to 2007. The increase was primarily the result of significantly higher prices of commodities sold by the commodity trading business, especially wheat, and, to a lesser extent, increased commodity trading volumes. The increased trading volumes were primarily a result of Seaboard expanding its business in new and existing markets, including trading rice. As worldwide commodity price fluctuations cannot be predicted, management is unable to predict the level of future sales.

Operating income increased $75.6 million for 2008 compared to 2007. The increase primarily reflected increased commodity trading margins and, to a lesser extent, the increased commodity trading volumes discussed above. The increase in commodity trading margins primarily reflected certain long inventory positions, principally wheat, previously taken by Seaboard, which provided higher than average commodity trading margins during the first half of 2008, as the price of these commodities significantly increased to historic highs at the time of sale. However, management does not expect to be able to continue these significant favorable margins in 2009. The increase also reflected the $31.3 million fluctuation of marking to market the derivative contracts as discussed below.

Due to the uncertain political and economic conditions in the countries in which Seaboard operates and the current volatility in the commodity markets management is unable to predict future sales and operating results. However, management anticipates positive operating income for 2009 although materially lower than 2008, excluding the potential effects of marking to market derivative contracts. It should be noted the unprecedented high level of grain prices during the first half of 2008 and the significant decrease in grain prices during the second half of 2008 increase certain business risks for each of the commodity trading, consolidated milling and foreign affiliate operations in this segment. Those risks, including holding high priced inventory or the potential for reduced sales volumes, can increase if governments impose sales price controls, grain prices remain volatile and/or competitors hold lower priced positions, or customers default, which could result in write-downs of inventory values and an increase in bad debt expense. In addition, see Note 4 to the Condensed Consolidation Financial Statement for discussion regarding certain grain inventories and related write-downs for 2008. If any one or more of these conditions develop, the result could materially lower operating income and could result in operating losses for any one or all of the commodity trading, consolidated milling and/or foreign affiliate operations.

If Seaboard had not applied mark-to-market accounting to its derivative instruments, operating income for 2008 and 2006 would have been lower by $18.1 million and $6.2 million, respectively, and operating income for 2007 would have been higher by $13.2 million. While management believes its commodity futures and options, foreign exchange contracts and forward freight agreements are primarily economic hedges of its firm purchase and sales contracts or anticipated sales contracts, Seaboard does not perform the extensive record-keeping required to account for these types of transactions as hedges for accounting purposes. Accordingly, while the changes in value of the derivative instruments were marked to market, the changes in value of the firm purchase or sales contracts were not marked to market. As products are delivered to customers, these mark-to-market adjustments should be primarily offset by realized margins as revenue is recognized. Accordingly, these mark-to-market gains could reverse in fiscal 2009.

Income from foreign affiliates for the year ended December 31, 2008 increased $7.4 million from 2007 as a result of favorable market conditions. Based on the uncertainty of local political and economic situations in the countries in which the flour and feed mills operate, management cannot predict future results although management anticipates that 2009 income from foreign affiliates will be lower than 2008.

Net sales of the Commodity Trading and Milling segment increased $416.4 million for the year ended December 31, 2007 compared to 2006. The increase primarily reflected increased prices for commodities sold, especially for wheat, and, to a lesser extent, increased commodity trading volumes with third parties. The increased trading volumes to third parties were primarily a result of Seaboard expanding its business in new and existing markets.

Operating income decreased $16.3 million for 2007 compared to 2006. This decrease primarily reflected the fluctuation of $19.3 million in 2007 compared to 2006 of marking to market derivative contracts, as discussed below. The decrease was also the result of lower margins from certain milling operations, especially in Zambia. The lower margins at certain milling locations were the result of less favorable market conditions, primarily from competitive pressures and higher wheat costs. Partially offsetting these decreases were increased margins on sales per metric ton to certain foreign non-consolidated affiliates and also increased trading volumes to third parties as discussed above.

Income from foreign affiliates for the year ended December 31, 2007 decreased $1.1 million from 2006 as a result of less favorable market conditions primarily from competitive pressures and higher wheat costs.

Marine Segment

(Dollars in millions)           2008       2007         2006

Net sales                     $  958.0   $  822.2     $  741.6
Operating income              $   62.4   $  104.2     $  106.0

Net sales of the Marine segment increased $135.8 million for the year ended December 31, 2008, compared to 2007 primarily as a result of higher cargo rates and, to a lesser extent, higher cargo volumes. Cargo rates were higher in certain markets primarily as a result of higher cost-recovery surcharges for fuel. Cargo volumes were higher as a result of the expansion of services provided in certain markets and favorable economic conditions during 2008 in several Latin American markets served.

Operating income decreased by $41.8 million compared to 2007. The decrease was primarily the result of significantly higher fuel costs for vessels on a per unit shipped basis. Operating income also decreased as a result of higher operating costs on a per unit shipped basis including charter hire and owned-vessel operating costs, trucking, terminal costs and stevedoring. In addition, the decrease reflected an accounting error totaling $6.3 million relating to prior periods that was recorded in the second quarter of 2008, as discussed in Note 1 to the Consolidated Financial Statements. Management cannot predict changes in future cargo volumes and cargo rates or to what extent changes in economic conditions in markets served will affect net sales or operating income during 2009. However, given the recent decline in global trade, management anticipates a material decrease in operating income during 2009 compared to 2008 despite expected lower charter hire and fuel expenses.

Net sales of the Marine segment increased $80.6 million for the year ended December 31, 2007, compared to 2006 primarily as a result of higher cargo volumes. Cargo volumes were higher as a result of continued favorable economic conditions in most markets served and the expansion of services provided in certain markets. Cargo rates remained relatively flat as a result of increased competition. Operating income decreased by $1.8 million over 2006. The decrease was primarily the result of higher dry dock expenses and increased fuel costs for vessels on a per unit shipped basis more than offsetting the increase in higher cargo volumes discussed above.

Sugar and Citrus Segment

(Dollars in millions)                    2008     2007     2006

Net sales                              $ 142.1  $ 125.9  $ 123.4
Operating income                       $   3.7  $  15.5  $  19.2
Income (loss) from foreign affiliates  $   0.5  $   0.4  $  (1.1)

Net sales of the Sugar and Citrus segment increased $16.2 million for the year ended December 31, 2008 compared to 2007. The
increase  primarily  reflected  higher  domestic  sugar   prices.
Although domestic Argentine prices increased, governmental authorities continue to attempt to control inflation by limiting the price of basic commodities, including sugar. Accordingly, management cannot predict whether sugar prices will continue to increase for 2009. Seaboard expects to at least maintain its historical sales volume to Argentinean customers.

Operating income decreased $11.8 million during 2008 compared to 2007 primarily as a result of losses incurred by the citrus and juice businesses, principally from citrus quality issues and increased production costs for the juice business. In addition, operating income decreased as a result of higher selling and administrative personnel costs. Total gross margin from sugar sales did not increase in 2008 compared to 2007 as the higher sugar prices discussed above were primarily offset by a higher percentage of sales from sugar purchased from third parties for resale. This sugar had a significantly lower margin compared to sugar produced by Seaboard. Increased production costs also affected gross margin from sugar sales. Management expects higher operating income in this segment for 2009 compared to 2008. In addition, management is reviewing its strategic options for the citrus business in light of what may be a continually difficult operating environment.

Net sales of the Sugar and Citrus segment increased $2.5 million for the year ended December 31, 2007 compared to 2006. The increase primarily reflected higher citrus sales partially offset by lower sugar sales. Citrus sales increased primarily as a result of higher sales volume from larger purchases of citrus from third parties for resale during the fourth quarter of 2007 compared to 2006. Sugar sales decreased primarily as a result of lower sales volume partially offset by higher domestic sugar prices. Sales volumes decreased primarily from lower export sales as the result of lower sales of purchased sugar from third parties for resale. Operating income decreased $3.7 million during 2007 compared to 2006 primarily as a result of higher overall sugar production costs in excess of domestic price increases, as discussed above, and also an increase in administrative expenses, primarily from higher personnel costs.

The loss from foreign affiliates in 2006 primarily represented the expense of canceling a franchisee agreement incurred during the first quarter of 2006.

All Other Segments

(Dollars in millions)                 2008      2007     2006

Net sales                           $ 144.3   $ 109.4  $ 104.2
Operating income                    $   8.9   $   6.0  $  10.0
Loss  from  foreign affiliate       $     -   $  (1.7) $  (1.2)

Net sales and operating income for all other segments primarily represented results from the Dominican Republic Power division. Net sales increased $34.9 million for 2008 compared to 2007 primarily as a result of higher rates. The higher rates were attributable primarily to higher fuel costs, a component of pricing. Operating income increased $2.9 million during 2008 compared to 2007 primarily as a result of higher rates being in excess of higher fuel costs. Management cannot predict future fuel costs or the extent to which rates will fluctuate compared to fuel costs, although management anticipates this division to remain profitable in 2009. See Note 13 to the Consolidated Financial Statements for the potential future sale of certain assets of this business.

Net sales increased $5.2 million for the year ended December 31, 2007 compared to 2006 primarily as a result of higher rates. The higher rates were attributable primarily to higher fuel costs, a component of pricing. Operating income decreased $4.0 million during 2007 compared to 2006. The decrease was primarily the result of fuel cost increases being higher than the increase in rates discussed above. The decrease was also the result of, but to a lesser extent, lower recovery of bad debts during 2007 than 2006 which resulted in a reversal of bad debt expense for each year.

The loss from foreign affiliate in 2007 and 2006 reflected Seaboard's share of losses from its equity method investment in a Bulgarian wine business (the Business). In 2007 and 2006, Seaboard recorded 50% of the losses from the Business. No additional losses were incurred in 2008 or will be incurred in future years as Seaboard has discontinued using the equity method of accounting for this investment and there was no remaining book value as of December 31, 2007. See Note 5 to the Consolidated Financial Statements for further discussion.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses for the year ended December 31, 2008 increased by $3.8 million over 2007 to $175.9 million. This increase was primarily due to increased personnel costs. Partially offsetting the increase were decreased costs related to Seaboard's deferred compensation programs (which are offset by the effect of the mark-to-market investments recorded in other investment income discussed below). Also, partially offsetting the increase was a $3.7 million pension settlement loss recognized in the first quarter of 2007 related to the late Mr. H. H. Bresky's retirement payment in February 2007 as discussed in Note 10 to the Consolidated Financial Statements. As a percentage of revenues, SG&A decreased to 4.1% for 2008 compared to 5.4% for 2007 primarily as a result of increased sales in the Commodity Trading and Milling segment.

SG&A expenses for the year ended December 31, 2007 increased by $14.8 million from 2006 to $172.1 million. This increase was primarily due to increased personnel costs principally related to the growth of the business and, to a lesser extent, the result of the $3.7 million pension settlement loss recognized in the first quarter of 2007 related to Mr. H. H. Bresky's retirement payment in February 2007 as discussed in Note 10 to the Consolidated Financial Statements. As a percentage of revenues, SG&A decreased to 5.4% for 2007 compared to 5.8% for 2006 primarily as a result of increased sales in the Commodity Trading and Milling and Marine segments.

Interest Expense

Interest  expense  totaled  $15.4  million,  $12.6  million   and
$18.8 million for the years ended December 31, 2008, 2007 and 2006, respectively. Interest expense increased for 2008 compared to 2007, primarily as a result of a higher average level of short-term borrowings outstanding during 2008 partially offset by a
lower   average   level  of  long-term  borrowings   outstanding.
Interest expense decreased for 2007 compared to 2006, reflecting a lower average level of long-term borrowings outstanding during 2007 and lower average interest rates on short-term borrowings.

Interest Income

Interest  income totaled $14.9 million, $18.9 million  and  $25.3 million for the years ended December 31, 2008, 2007 and 2006, respectively. The decrease for 2008 primarily reflected a decrease in average funds invested. The decrease for 2007 primarily reflected a decrease in interest received on outstanding customer receivable balances in the Power division, partially offset by an increase in average funds invested and higher interest rates on funds invested.

Minority and Other Noncontrolling Interests

Minority and other noncontrolling interests expense decreased $6.9 million in 2007 compared to 2006, primarily a result of no longer having the minority interest associated with the Daily's acquisition due to the equity interest being repurchased by Seaboard effective January 1, 2007 as discussed in Note 2 of the Consolidated Financial Statements.

Foreign Currency Gains (Losses)

Foreign currency gains (losses) totaled $(19.7) million, $0.1 million and $1.2 million for the years ended December 31, 2008, 2007 and 2006, respectively. The fluctuation for 2008 compared to 2007 primarily related to currency translation and realized losses in the commodity trading business related to transactions denominated in South African rand and, to a lesser extent, the Euro Zone euro principally during the fourth quarter of 2008. Although Seaboard does not utilize hedge accounting, the commodity trading business does utilize foreign currency exchange contracts to manage its risks and exposure to foreign currency fluctuations caused by the South African rand and the Euro Zone euro. Management believes the gains and losses, including the mark-to-market effects, of these foreign currency contracts relate to the underlying commodity transactions and classifies such gains and losses in cost of sales. In addition, the 2008 loss includes currency losses related to the yen based borrowing by the Sugar & Citrus segment, principally during the fourth quarter of 2008. A significant portion of this currency loss was offset by a currency gain on the underlying debt, which was recorded in a cumulative translation adjustment account in equity as of December 31, 2008. Seaboard operates in many developing
countries.   The  political  and  economic  conditions  of
these markets, along with fluctuations in the value of the U.S. dollar, cause volatility in currency exchange rates which exposes Seaboard to fluctuating foreign currency gains and losses which cannot be predicted by Seaboard.

Other Investment Income, Net

Other investment income, net totaled $7.5 million, $6.1 million and $4.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. Other investment income for 2008 primarily reflected $8.9 million on equity securities transactions, income of $7.6 million in the Power division related to the settlement of a receivable, not directly related to its business and purchased at a discount, and income of $1.1 million related to the assignment of rights related to an investment as discussed in
Note 13 to the Consolidated Financial Statements. Partially offsetting the above income items was a $9.6 million loss in the mark-to-market value of Seaboard's investments related to the deferred compensation programs in 2008. The increase for 2007 compared to 2006 primarily reflected a $3.6 million gain recognized by the Power division for the settlement of a receivable, not related to its business, purchased at a discount.

Miscellaneous, Net

Miscellaneous, net totaled $2.5 million, $5.2 million  and  $10.2 million for the years ended December 31, 2008, 2007 and 2006, respectively. During the second quarter of 2007, Seaboard recognized a gain of $4.1 million from a favorable settlement received in June 2007 related to a land expropriation in Argentina. This land settlement was recorded as miscellaneous income since the land was expropriated prior to Seaboard's purchase of the sugar and citrus business, thus never a part of the sugar and citrus operations recorded by Seaboard. For 2006, miscellaneous, net included the impact of Seaboard terminating all interest rate exchange agreements resulting in a gain of $3.4 million related to these swaps. See Note 9 to the Consolidated Financial Statements for additional discussion. Also included in 2006 was income of $5.4 million of put option value change as discussed in Note 2 to the Consolidated Financial Statements.

Income Tax Expense

The effective tax rate decreased for 2008 compared to 2007 primarily from lower domestic taxable income resulting in a tax benefit based on domestic taxable loss compared to permanently deferred foreign earnings. The effective tax rate decreased for 2007 compared to 2006 primarily from lower domestic taxable income resulting in a higher percentage of permanently deferred foreign earnings compared to domestic taxable income and, to a lesser extent, a change in valuation allowances resulting in a net benefit in 2007. See Note 7 to the Consolidated Financial Statements for additional discussion of these items.

OTHER FINANCIAL INFORMATION

Seaboard is subject to various federal and state regulations regarding environmental protection and land and water use. Among other things, these regulations affect the disposal of livestock waste and corporate farming matters in general. Management believes it is in compliance, in all material respects, with all such regulations. Laws and regulations in the states where Seaboard conducts its pork operations are restrictive. Future changes in environmental or corporate farming laws could adversely affect the manner in which Seaboard operates its business and its cost structure.

In December 2007, the FASB issued Statement of Financial Accounting Standards (FAS) No. 141(R), "Business Combinations" (FAS 141R). This statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. This statement also requires that acquisition-related costs of the acquirer be recognized separately from the business combination and will generally be expensed as incurred. Seaboard will be required to adopt this statement as of January 1, 2009. The impact of adopting FAS 141R will be limited to any future business combinations for which the acquisition date is on or after January 1, 2009.

In December 2007, the FASB issued FAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51" (FAS 160). This statement will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. Seaboard will be required to adopt this statement as of January 1, 2009. Management believes the adoption of FAS 160 will not have a material impact on Seaboard's financial position or net earnings.

In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-2 which amended FAS No. 157, "Fair Value Measurements" (FAS
157). This FSP defers the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually). Seaboard will be required to adopt FAS 157 for these nonfinancial assets and nonfinancial liabilities as of January 1, 2009, which primarily pertains to impairment charges related to goodwill, other intangible assets not subject to amortization and property, plant and equipment. Management believes the adoption of FAS 157 deferral provisions will not have a material impact on Seaboard's financial position or net earnings.

Management does not believe its businesses have been materially adversely affected by general inflation.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions  that  affect  the reported  amounts  of  assets  and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management has identified the accounting estimates believed to be the most important to the portrayal of Seaboard's financial condition and results, and which require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting estimates with the Audit Committee of the Board of Directors. These critical accounting policies include:

Allowance for doubtful accounts - Seaboard primarily uses a specific identification approach, in management's best judgment, to evaluate the adequacy of this reserve for estimated uncollectible receivables as of the consolidated balance sheet date. Changes in estimates, developing trends and other new information can have a material effect on future evaluations. Furthermore, Seaboard's total current and long-term receivables are heavily weighted toward foreign receivables ($268.7 million or 69.1% at December 31, 2008), including receivables due from foreign affiliates ($100.4 million at December 31, 2008) and receivables in the Power division, which generally represent more of a collection risk than its domestic receivables. Receivables due from foreign affiliates are generally associated with entities located in foreign countries considered underdeveloped, as discussed below, which can experience conditions causing sudden changes to their ability to repay such receivables on a timely basis or in full. For the Power division which operates in the Dominican Republic (DR), collection patterns have been sporadic and are sometimes based upon negotiated settlements for past due receivables resulting in material revisions to the allowance for doubtful accounts from year to year. For example, currently the Power division sells approximately 40% of its power generation to a government-owned distribution company under a short-term contract for which Seaboard bears a concentrated credit risk as this customer is usually behind in its payments on account. As of December 31, 2008, this customer account had billings outstanding of $27.3 million, including $20.0 million classified as long-term. Future collections of receivables or lack thereof could result in a material charge or credit to earnings depending on the ultimate resolution of each individual customer past due receivable. Bad debt expense for the years ended December 31, 2008, 2007 and 2006 was $0.8 million, $1.4 million and $2.5 million, respectively.

Valuation of Inventories - Inventories are generally valued at the lower of cost or market. In determining market, management makes assumptions regarding replacement costs, estimated sales prices, estimated costs to complete, estimated disposal costs, and normal profit margins. For commodity trading inventories, when contract performance by a customer becomes a concern, management must also evaluate available options to dispose of the inventory, including assumptions about potential negotiated changes to sales contracts, sale prices in alternative markets in various foreign countries and potentially additional transportation costs. At times, management must consider probability weighting various viable alternatives in its determination of the net realizable value of the inventories. These assumptions and probabilities are subjective in nature and are based on management's best estimates and judgments existing at the time of preparation. Changes in future market prices of grains or facts and circumstances could result in a material write-down in value of inventory or increased future margins on the sale of inventory. See Note 4 to the Consolidated Financial Statements for further discussion of inventories with a value of approximately $27.9 million that are committed to various customers in foreign countries for which customer contract performance is a heightened concern as of December 31, 2008.

Impairment of Long-lived Assets - At each balance sheet date, long-lived assets, primarily property, plant and equipment, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Some of the key assumptions utilized in determining future projected cash flows include estimated growth rates, expected future sales prices and estimated costs. In some cases, judgment is also required in assigning probability weighting to the various future cash flow scenarios. The probability weighting percentages used and the various future projected cash flow models prepared by management are based on facts and circumstances existing at the time of preparation and management's best estimates and judgment of future operating results. Seaboard cannot predict the occurrence of certain future events that might adversely affect the reported value of long-lived assets, which include but are not limited to, a change in the business climate, government incentives, a negative change in relationships with significant customers, and changes to strategic decisions made in response to economic and competitive conditions. Changes in these facts, circumstances and management's estimates and judgment could result in an impairment of fixed assets resulting in a material charge to earnings. See Note 6 to the Consolidated Financial Statements for further discussion on the Pork Segment and its recorded value for the biodiesel processing plant of $45.3 million.

Goodwill and Other Intangible Assets - Goodwill and other indefinite-life intangible assets, not subject to amortization, are evaluated annually for impairment at the quarter-end closest to the anniversary date of the acquisition, or more frequently if circumstances indicate that impairment is likely. The impairment tests require management to make judgments in determining what assumptions to use in estimating fair value. One of the methods used by Seaboard to determine fair value is the income approach using discounted future projected cash flows. Some of the key assumptions utilized in determining future projected cash flows include estimated growth rates, expected future sales prices and costs, and future capital expenditures requirements. In some cases, judgment is also required in assigning probability weighting to the various future cash flow scenarios. The probability weighting percentages used and the various future projected cash flow models prepared by management are based on facts and circumstances existing at the time of preparation and management's best estimates and judgment of future operating results. Seaboard cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and indefinite-life intangible assets that may include, but are not limited to, a change in the business climate, a negative change in relationships with significant customers, and changes to strategic decisions, including decisions to expand, made in response to economic and competitive conditions. Changes in these facts, circumstances and management's estimates and judgment could result in an impairment of goodwill and/or other intangible assets resulting in a material charge to earnings. See Note 2 to the Consolidated Financial Statements for further discussion regarding the Pork segment and its recorded intangible asset values related to Daily's, including an impairment charge of $7.0 million recorded in the fourth quarter of 2008 related to Daily's trade name. At December 31, 2008, Seaboard had goodwill of $40.6 million and other intangible assets not subject to amortization of $17.0 million.

Income Taxes - Income taxes are determined by management based on current tax regulations in the various worldwide taxing jurisdictions in which Seaboard conducts its business. In various situations, accruals have been made for estimates of the tax effects for certain transactions, business structures, the estimated reversal of timing differences and future projected profitability of Seaboard's various business units based on management's interpretation of existing facts, circumstances and tax regulations. Should new evidence come to management's attention which could alter previous conclusions or if taxing authorities disagree with the positions taken by Seaboard, the change in estimate could result in a material adverse or favorable impact on the financial statements. As of December 31, 2008, Seaboard has deferred tax assets of $61.8 million, net of the valuation allowance of $21.1 million, and deferred tax liabilities of $128.8 million. For the years ended December 31, 2008, 2007 and 2006, income tax expense included $(6.3) million, $(22.5) million and $6.5 million, respectively, for deferred taxes to federal, foreign, state and local taxing jurisdictions.

Accrued Pension Liability - The measurement of Seaboard's pension liability and related expense is dependent on a variety of assumptions and estimates regarding future events. These assumptions include discount rates, assumed rate of return on plan assets, compensation increases, turnover rates, mortality rates and retirement rates. The discount rate and return on plan assets are important elements of liability and expense measurement and are reviewed on an annual basis. The effect of changing the discount rate and assumed rate of return on plan assets by 50 basis points would increase pension expense by approximately $1.3 million per year. The effects of actual results differing from the assumptions (i.e. gains or losses) are primarily accumulated in accrued pension liability and amortized over future periods and, therefore, generally affect Seaboard's recognized pension expense in such future periods unless the actual results fall within the 10% corridor as permitted under FAS No. 87, "Employers' Accounting for Pensions". Accordingly, accumulated gains or losses in excess of 10% of the greater of plan assets or the projected benefit obligation are amortized over the average future service of active participants. The unrecognized losses as of December 31, 2008 exceeded this 10% threshold as a result of the significant investment losses incurred during 2008. As a result, Seaboard's pension expense for its defined benefit pension plan for its salaried and clerical employees will increase by approximately $3.0 million for 2009 as compared to 2008 due to loss amortization. See Note 10 to the Consolidated Financial Statements for further discussion of management's assumptions and projected 2009 expense.

DERIVATIVE INFORMATION

Seaboard is exposed to various types of market risks in its day-to-day operations. Primary market risk exposures result from changing commodity prices, freight rates, foreign currency exchange rates and interest rates. Although used to manage overall market risks, Seaboard does not perform the extensive record-keeping required to account for derivative transactions as hedges. Management believes it uses derivatives primarily as economic hedges although they do not qualify as hedges for accounting purposes. Since these derivatives are not accounted for as hedges, fluctuations in the related prices could have a material impact on earnings in any given year. From time to time, Seaboard may enter into speculative derivative transactions related to its market risks.

Changes in commodity prices affect the cost of necessary raw materials and other inventories, finished product sales and firm sales commitments. Seaboard uses various grain and oilseed futures and options purchase contracts to manage certain risks of increasing prices of raw materials and firm sales commitments or anticipated sales contracts. Short sales contracts are then used to offset the open purchase derivatives when the related commodity inventory is purchased in advance of the derivative maturity, effectively offsetting the initial futures or option purchase contract. From time to time, hog futures are used to manage risks of increasing prices of live hogs acquired for processing, and pork bellies and hog futures are used to manage risks of fluctuating prices of pork product inventories and related future sales. From time to time, Seaboard may enter into short positions in energy related resources (i.e. heating oil, crude oil, etc.) to manage certain exposures related to bioenergy margins. Inventories that are sensitive to changes in commodity prices, including carrying amounts at December 31, 2008 and 2007, are presented in Note 4 to the Consolidated Financial Statements. Raw material requirements, finished product sales, and firm sales commitments are also sensitive to changes in commodity prices.

During the fourth quarter of 2007, the Commodity Trading and Milling segment for the first time entered into certain forward freight agreements, viewed as taking long positions in the freight market as well as covering short freight sales, which may or may not result in actual losses when future trades are executed. These forward freight agreements are viewed by management as an economic hedge against the potential of future rising charter hire rates to be incurred by this segment for bulk cargo shipping while conducting its business of delivering grains to customers in many international locations.

Because changes in foreign currency exchange rates affect the cash paid or received on foreign currency denominated receivables and payables, Seaboard manages certain of these risks through the use of foreign currency forward exchange agreements. Changes in interest rates affect the cash required to service variable rate debt. From time to time, Seaboard uses interest rate swaps to manage risks of increasing interest rates.

In December 2008, Seaboard entered into a ten-year interest rate exchange agreement which involves the exchange of fixed-rate and variable-rate interest payments over the life of the agreement without the exchange of the underlying notional amounts to mitigate the effects of fluctuations in interest rates on variable rate debt. Seaboard pays a fixed rate and receives a variable rate of interest on a notional amount of $25.0 million.

As previously disclosed, during July 2008 the Pork segment significantly increased the number of hog, grain and oilseed futures contracts entered into based on market conditions that existed at that point. During the latter part of the fourth quarter of 2008, as a result of changes in market conditions since July, these additional positions were closed leaving remaining open positions more closely approximating historical levels.

While   Seaboard  previously  presented  the  market   value   of
derivative instruments in a table, Seaboard began using sensitivity analysis in the second quarter of 2008 to evaluate the effect that changes in the market value will have on these derivative instruments. Seaboard feels that sensitivity analysis more appropriately reflects the potential market value exposure associated with the use of derivative instruments. The following table presents the sensitivity of the fair value of Seaboard's open net commodity future and option contracts, forward freight agreements, foreign currency contracts and interest rate exchange agreements for all divisions to a hypothetical 10% adverse change in market prices or in foreign exchange rates and interest rates as of December 31, 2008 and December 31, 2007. For all open derivatives, the fair value of such positions is a summation of the fair values calculated for each item by valuing each net position at quoted market prices as of the applicable date.

(Thousands of dollars)     December 31, 2008    December 31, 2007

Grains and oilseeds            $  5,788             $  9,533
Hogs and pork bellies               868                  759
Energy related resources            253                    -
Forward freight agreements            -                3,183
Foreign currencies               21,414               19,330
Interest rates                      570                    -

Forward   freight  agreements  shown  above  in  the  sensitivity
analysis for 2008 has no net exposure to a change in market price as the two open forward freight agreements offset each other at December 31, 2008.

The table below provides information about Seaboard's non-trading financial instruments sensitive to changes in interest rates at December 31, 2008. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. At December 31, 2008, long-term debt included foreign subsidiary obligations of $1.1 million denominated in CFA francs (a currency used in several central African countries), $0.3 million payable in Argentine pesos, and $0.1 million denominated in Mozambique metical. At December 31, 2007, long-term debt included foreign subsidiary obligations of $1.7 million denominated in CFA francs, $0.3 million payable in Argentine pesos, and $0.1 million denominated in Mozambique metical. Weighted average variable rates are based on rates in place at the reporting date. Short-term instruments including short-term investments, non-trade receivables and current notes payable have carrying values that approximate market and are not included in this table due to their short-term nature.

(Dollars in thousands)   2009    2010    2011    2012    2013  Thereafter Total

Long-term debt:

 Fixed rate            $46,792 $ 2,028 $1,477 $32,546 $   556 $   153   $83,552

 Average interest rate   6.32%  10.99%  8.87%   7.03%  15.92%  15.92%     6.84%

 Variable rate         $   262 $     - $    - $     - $     - $41,800   $42,062

 Average interest rate   7.00%       -      -       -       -   1.41%     1.44%

Non-trading financial instruments sensitive to changes in interest rates at December 31, 2007 consisted of fixed rate long-term debt totaling $95.4 million with an average interest rate of 6.86%, and variable rate long-term debt totaling $42.1 million with an average interest rate of 3.52%.

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

Management's Report on Internal Control over Financial Reporting

The  management  of  Seaboard Corporation  and  its  consolidated subsidiaries (Seaboard) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management and its Internal Audit Department, Seaboard conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under the framework in Internal Control - Integrated Framework, management concluded that Seaboard's internal control over financial reporting was effective as of December 31, 2008.

Seaboard's registered independent public accounting firm, that audited the consolidated financial statements included in the annual report, has issued an audit report on the effectiveness of Seaboard's internal control over financial reporting. Their report is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Seaboard Corporation:

We have audited the accompanying consolidated balance sheets of Seaboard Corporation and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of earnings, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 10 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards
No.  158,  Employers' Accounting for Defined Benefit Pension  and
Other Postretirement Plans, in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Seaboard Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

                                  /s/KPMG LLP

Kansas City, Missouri
March 2, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Seaboard Corporation:

We have audited Seaboard Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Seaboard Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Seaboard Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Seaboard Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of earnings, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated March 2, 2009 expressed an unqualified opinion on those consolidated financial statements.

                                   /s/KPMG LLP

Kansas City, Missouri
March 2, 2009

                             SEABOARD CORPORATION
                       Consolidated Statement of Earnings

                                                    Years ended December 31,
(Thousands of dollars except per share amounts)    2008       2007       2006

Net sales:

Products (includes sales to foreign
 affiliates                                   $3,144,432 $2,268,310 $1,858,588
   of $587,922, $299,174 and $242,442)
Service revenues                                 993,942    851,038    760,964
Other                                            129,430     93,953     87,845
Total net sales                                4,267,804  3,213,301  2,707,397

Cost of sales and operating expenses:
Products                                       3,005,924  2,120,412  1,591,146
Services                                         847,956    667,146    586,142
Other                                            116,253     83,769     75,870
Total cost of sales and operating expenses     3,970,133  2,871,327  2,253,158

Gross income                                     297,671    341,974    454,239

Selling, general and administrative expenses     175,862    172,059    157,244

Operating income                                 121,809    169,915    296,995

Other income (expense):
   Interest expense                              (15,354)   (12,588)   (18,774)
   Interest income                                14,939     18,867     25,257
   Income from foreign affiliates                 13,084      3,874      4,022
   Minority and other noncontrolling interests      (596)        64     (6,883)
   Foreign currency gain (loss), net             (19,713)       120      1,210
   Other investment income, net                    7,522      6,065      4,381
   Miscellaneous, net                              2,539      5,192     10,216
     Total other income (expense), net             2,421     21,594     19,429

Earnings before income taxes                     124,230    191,509    316,424

Income tax benefit (expense)                      22,689    (10,177)   (57,735)

Net earnings                                  $  146,919 $  181,332 $  258,689


Basic earnings per common share               $   118.19 $   144.15 $   205.09

Diluted earnings per common share             $   118.19 $   144.15 $   205.09

Weighted average shares outstanding

Basic                                          1,243,087  1,257,901  1,261,367
Diluted                                        1,243,087  1,257,901  1,261,367

Dividends declared per common share           $     3.00 $     3.00 $     3.00

         See accompanying notes to consolidated financial statements.

                             SEABOARD CORPORATION
                          Consolidated Balance Sheets

                                                              December 31,
(Thousands of dollars except per share amounts)            2008         2007

                          Assets

 Current assets:

   Cash and cash equivalents                           $   60,594   $   47,346

   Short-term investments                                 312,680      286,660

   Receivables:
      Trade                                               207,534      251,005
      Due from foreign affiliates                         100,434       90,019
      Other                                                60,012       26,349
                                                          367,980      367,373
      Allowance for doubtful accounts                      (7,303)      (8,060)
        Net receivables                                   360,677      359,313

   Inventories                                            508,995      392,946

   Deferred income taxes                                   14,195       19,558

   Other current assets                                   114,713       77,710

        Total current assets                            1,371,854    1,183,533

Investments in and advances to foreign affiliates          68,091       60,706

Net property, plant and equipment                         763,675      730,395

Goodwill                                                   40,628       40,628

Intangible assets, net                                     22,285       30,895

Other assets                                               64,828       47,542

Total Assets                                           $2,331,361   $2,093,699

             Liabilities and Stockholders' Equity

Current liabilities:

   Notes payable to banks                              $  177,205   $   85,088

   Current maturities of long-term debt                    47,054       11,912

   Accounts payable                                       122,869      135,398

   Accrued compensation and benefits                       72,857       72,258

   Deferred revenue                                        50,252       19,986

   Accrued voyage costs                                    48,382       38,129

   Other accrued liabilities                               73,472       60,157

      Total current liabilities                           592,091      422,928

Long-term debt, less current maturities                    78,560      125,532

Deferred income taxes                                      81,205      105,697

Accrued pension liability                                  70,920       50,498

Other liabilities                                          45,007       33,845

      Total non-current and deferred liabilities          275,692      315,572

Minority and other noncontrolling interests                 4,223          971

Commitments and contingent liabilities

Stockholders' equity:

  Common stock of $1 par value.  Authorized 4,000,000
    shares; issued and outstanding 1,240,426 and
    1,244,278 shares                                        1,240        1,244

   Accumulated other comprehensive loss                  (111,703)     (78,651)

   Retained earnings                                    1,569,818    1,431,635

      Total stockholders' equity                        1,459,355    1,354,228

Total Liabilities and Stockholders' Equity             $2,331,361   $2,093,699

        See accompanying notes to consolidated financial statements.

                                SEABOARD CORPORATION
                        Consolidated Statement of Cash Flows

                                                 Years ended December 31,
(Thousands of dollars)                        2008         2007         2006

   Cash flows from operating activities:

   Net earnings                            $ 146,919  $   181,332  $   258,689

   Adjustments to reconcile net earnings
     to cash from operating activities:
       Depreciation and amortization          90,381       79,221       71,258
       Income from foreign affiliates        (13,084)      (3,874)      (4,022)
       Put option value change                     -            -       (5,400)
       Other investment income, net           (7,522)      (6,065)      (4,381)
       Foreign currency exchange losses       19,606        4,496           38
       Minority and noncontrolling interest      596          (64)       6,883
       Deferred income taxes                  (7,602)     (26,740)       6,358
       Loss (gain) from sale of fixed assets      39       (1,285)        (705)
       Intangible asset impairment charge      7,000            -            -
   Changes in current assets and liabilities,
     net of portion of operations sold and
     business acquired:
        Receivables, net of allowance        (14,518)     (80,360)     (49,613)
        Inventories                         (119,859)     (52,699)     (11,349)
        Other current assets                 (44,344)     (20,968)      17,915
        Current liabilities, exclusive of
         debt                                 43,264       63,255       (1,815)
   Other, net                                  9,057        7,630          (99)

Net cash from operating activities           109,933      143,879      283,757

   Cash flows from investing activities:
   Purchase of short-term investments       (287,411)  (1,683,849)  (2,560,280)
   Proceeds from the sale of short-term
    investments                              204,494    1,851,589    2,437,331
   Proceeds from the maturity of short-term
    investments                               61,675       24,842       25,230
   Purchase of long-term investments               -       (2,000)      (4,585)
   Investments in and advances to foreign
    affiliates, net                              623      (13,238)       1,144
   Capital expenditures                     (134,634)    (164,173)     (85,886)
   Repurchase of minority interest in a
    controlled subsidiary                          -      (61,260)           -
   Proceeds from the sale of fixed assets      4,412        4,148        3,498
   Other, net                                   (442)      (4,754)      (2,954)

Net cash from investing activities          (151,283)     (48,695)    (186,502)

   Cash flows from financing activities:
   Notes payable to banks, net                79,354       19,111      (29,963)
   Principal payments of long-term debt      (11,679)     (63,536)     (61,270)
   Repurchase of common stock                 (5,012)     (30,488)           -
   Dividends paid                             (3,728)      (3,765)      (3,784)
   Dividends paid to minority and
    noncontrolling interests                    (104)        (136)      (2,741)
   Other, net                                 (1,081)           -       (2,419)

Net cash from financing activities            57,750      (78,814)    (100,177)

Effect of exchange rate change on cash        (3,152)        (393)        (331)

Net change in cash and cash equivalents       13,248       15,977       (3,253)

Cash and cash equivalents at beginning of
 year                                         47,346       31,369       34,622

Cash and cash equivalents at end of year   $  60,594  $    47,346  $    31,369

           See accompanying notes to consolidted financial statements.


SEABOARD CORPORATION
Consolidated Statement of Changes in Equity

                                                                            Accumulated
                                                                              Other
                                                   Common     Additional   Comprehensive   Retained
(Thousands of dollars except per share amounts)     Stock       Capital        Loss        Earnings        Total
Balances, January 1, 2006                         $ 1,261      $ 21,574     $ (53,025)    $1,008,060    $  977,870
Comprehensive income
   Net earnings                                                                              258,689       258,689
   Other comprehensive income net
     of income tax benefit of $2,117:
       Foreign currency translation adjustment                                 (2,582)                      (2,582)
       Unrealized gain on investments                                             433                          433
       Unrecognized pension cost                                               (2,085)                      (2,085)
       Unrealized loss on cash flow hedges                                        (22)                         (22)
       Amortization of deferred
         gains on interest rate swaps                                            (198)                        (198)
Comprehensive income                                                                                       254,235
Adjustment to initially apply FASB
 Statement No. 158, net of tax benefit of $11,253                             (25,014)                     (25,014)
Dividends on common stock                                                                     (3,784)       (3,784)
Balances, December 31, 2006                         1,261        21,574       (82,493)     1,262,965     1,203,307
Comprehensive income
   Net earnings                                                                              181,332       181,332
   Other comprehensive income net
     of income tax expense of $(2,492):
       Foreign currency translation adjustment                                 (2,908)                      (2,908)
       Unrealized gain on investments                                            (212)                        (212)
       Unrecognized pension cost                                                7,059                        7,059
       Unrealized loss on cash flow hedges                                         55                           55
       Amortization of deferred
         gains on interest rate swaps                                            (152)                        (152)
Comprehensive income                                                                                       185,174
Repurchase of Common Stock                            (17)      (21,574)            -         (8,897)      (30,488)
Dividends on common stock                                                                     (3,765)       (3,765)
Balances, December 31, 2007                         1,244             -       (78,651)     1,431,635     1,354,228
Comprehensive income
   Net earnings                                                                              146,919       146,919
   Other comprehensive income net
     of income tax benefit of $11,525:
       Foreign currency translation adjustment                                 (9,492)                      (9,492)
       Unrealized gain on investments                                             632                          632
       Unrecognized pension cost                                              (24,192)                     (24,192)
Comprehensive income                                                                                       113,867
Repurchase of Common Stock                             (4)            -             -         (5,008)       (5,012)
Dividends on common stock                                                                     (3,728)       (3,728)
Balances, December 31, 2008                       $ 1,240      $      -     $(111,703)    $1,569,818    $1,459,355

                            See accompanying notes to consolidated financial statements.


           Notes to Consolidated Financial Statements


Note 1

Summary of Significant Accounting Policies

Operations of Seaboard Corporation and its Subsidiaries

Seaboard Corporation and its subsidiaries (Seaboard) is a diversified international agribusiness and transportation company. In the United States, Seaboard is primarily engaged in pork production and processing, and ocean transportation. Overseas, Seaboard is primarily engaged in commodity merchandising, grain processing, sugar production, and electric power generation. Seaboard Flour LLC (the Parent Company) is the owner of 72.1% of Seaboard's outstanding common stock.

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

During the second quarter of 2008, an accounting error at the Marine segment was discovered in previously issued financial statements. The error arose in the Marine segment's consolidation and intercompany elimination process of its foreign outport operations. The error, if properly recorded, would have decreased sales and net earnings in 2006 by $2,101,000, decreased sales and net earnings in 2007 by $4,171,000 and decreased sales and net earnings in the first quarter of 2008 by $964,000. As the effect on prior periods was not considered material, an adjustment to decrease sales and net earnings by $7,236,000 was recorded in the second quarter of 2008.

Short-term Investments

Short-term investments are retained for future use in the business and may include money market accounts, municipal debt securities, corporate bonds and U.S. government obligations and, on a limited basis, foreign government bonds, high yield bonds, currency futures and domestic equity securities. Investments held by Seaboard that are categorized as available-for-sale are reported at fair value with any related unrealized gains and losses reported net of tax, as a component of accumulated other comprehensive income. Investments held by Seaboard that are categorized as trading securities are reported at fair value with any unrealized gains and losses included in other investment income on the Consolidated Statement of Earnings. Debt securities that are categorized as held to maturity, are recorded at amortized cost, which is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Gains and losses on sale of investments are generally based on the specific identification method.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and generally do not bear interest. The Power division, however, collects interest on certain past due accounts and the Commodity Trading and Milling segment provides extended payment terms for certain customers and/or markets due to local business conditions. The allowance for doubtful accounts is Seaboard's best estimate of the amount of probable credit losses. For most operating segments, Seaboard uses a specific identification approach to determine, in management's judgment, the collection value of certain past due accounts. For the Marine segment, the allowance for doubtful accounts is based on an aging percentage methodology primarily based on historical write-off experience. Seaboard reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

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

Impairment of Long-lived Assets

Long-lived assets, primarily property, plant and equipment, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. See Note 6 for further discussion on the Pork Segment and its recorded value of the biodiesel processing plant.

Goodwill and Other Intangible Assets

Goodwill and other indefinite-life intangible assets are evaluated annually for impairment at the quarter-end closest to the anniversary date of the acquisition, or more frequently if circumstances indicate that impairment is likely. Separable intangible assets with finite lives are amortized over their estimated useful lives. Any one event or a combination of events such as change in the business climate, a negative change in relationships with significant customers, and changes to strategic decisions, including decisions to expand, made in response to economic or competitive conditions could require an interim assessment prior to the next required annual assessment. The most recent impairment tests performed and current market conditions indicated no impairment to Goodwill but an impairment charge to other intangible assets in the amount of $7,000,000 was recorded as of December 31, 2008. See Note 2 for further discussion on the Pork Segment and its recorded intangible asset values related to Daily's.

Accrued Self-Insurance

Seaboard is self-insured for certain levels of general and vehicle liability, property, workers' compensation, product recall and health care coverage. The cost of these self-insurance programs is accrued based upon estimated settlements for known and anticipated claims. Changes in estimates to previously recorded reserves are reflected in current operating results.

Deferred Grants

Included in other liabilities at December 31, 2008 and 2007 was $6,894,000 and $7,317,000, respectively, of deferred grants. The deferred grants represent economic development funds contributed by government entities that were limited to construction of a pork processing facility in Guymon, Oklahoma. Deferred grants are being amortized as a reduction of depreciation expense over the life of the assets acquired with the funds.

Asset Retirement Obligation

Seaboard  has recorded long-lived assets and a related  liability for the asset retirement obligation costs associated with the closure of the hog lagoons it is legally obligated to close in the future should Seaboard cease operations or plan to close such lagoons voluntarily in accordance with a changed operating plan. Based on detailed assessments and appraisals obtained to estimate the future retirement costs, Seaboard has determined and recorded the present value of the projected costs in non-current other liabilities on the Consolidated Balance Sheet, with the retirement  asset  depreciated over  the  economic  life  of  the related asset. The following table shows the changes in the asset retirement obligation during 2008 and 2007.

                                              Years ended December 31,
(Thousands of dollars)                               2008    2007

Beginning balance                                  $8,117  $7,229
Accretion expense                                     602     574
Liability for additional lagoons placed in service    127     151
Adjustment to existing lagoons                          -     163
Ending balance                                     $8,846  $8,117

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. However, in the future as these timing differences reverse, a lower statutory tax rate may apply pursuant to the provisions for domestic manufacturers of the American Jobs Creation Act of 2004. In accordance with the Financial Accounting Standards Board Staff Position FAS No. 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004", Seaboard will recognize the benefit or cost of this change in the future.

Revenue Recognition

Revenue of the containerized cargo service is recognized ratably over the transit time for each voyage with expenses associated with containerized cargo service being recognized as incurred. Revenue of the commodity trading business is recognized when the commodity is delivered to the customer, collection is reasonably assured, and the sales price is fixed or determinable. Revenues from all other commercial exchanges are recognized at the time products are shipped or delivered in accordance with shipping terms or services rendered, the customer takes ownership and assumes risk of loss, collection is reasonably assured and the sales price is fixed or determinable. As a result of a marketing agreement with Triumph Foods, beginning in 2006, Seaboard's sales prices for its pork products included in product revenues are primarily based on a margin sharing arrangement that considers the average sales price and mix of products sold from both Seaboard's and Triumph Foods' hog processing plants. Seaboard earns a fee for marketing the pork products of Triumph Foods and recognizes this fee as service revenue primarily based on the number of head processed by Triumph Foods.

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

Cash and Cash Equivalents

For  purposes  of  the  consolidated statements  of  cash  flows,
management   considers   all  demand   deposits   and   overnight
investments as cash equivalents. The following table shows the amounts paid for interest and income taxes.

                                           Years ended December 31,
(Thousands of dollars)                     2008      2007      2006

Interest (net of amounts capitalized)   $ 14,037  $ 11,733  $ 19,461
Income taxes (net of refunds)             10,815    20,993    47,515

Supplemental Noncash Transactions

As more fully described in Note 2, Seaboard repurchased the 4.74% equity interest in Seaboard Foods LLC from the former owners of Daily's effective January 1, 2007. The following table summarizes the non-cash transactions resulting from this repurchase.

                                                    Year ended
(Thousands of dollars)                          December 31, 2007

Increase in fixed assets                             $ 7,976

Increase in intangible assets                          3,745

Increase in goodwill                                  12,256

Decrease in non-controlling interest                  37,933

Increase in deferred income tax liability               (650)

Cash paid                                            $61,260

In the fourth quarter of 2007, the Power division received $4,500,000 of fixed assets for the settlement of a receivable, not related to its business and purchased at a discount, and recognized a gain of $3,596,000 included in other investment income.

Foreign Currency Transactions and Translation

Seaboard has operations in and transactions with customers in a number of foreign countries. The currencies of the countries fluctuate in relation to the U.S. dollar. Certain of the major contracts and transactions, however, are denominated in U.S. dollars. In addition, the value of the U.S. dollar fluctuates in relation to the currencies of countries where certain of Seaboard's foreign subsidiaries and affiliates primarily conduct business. These fluctuations result in exchange gains and losses. The activities of these foreign subsidiaries and affiliates are primarily conducted with U.S. subsidiaries or operate in hyper-inflationary environments. As a result, the
financial   statements  of  certain  foreign   subsidiaries   and
affiliates are re-measured using the U.S. dollar as the functional currency. Included in foreign currency gain (loss), net for the years ended December 31, 2008, 2007 and 2006 were foreign currency losses of $(4,575,000) and foreign currency gains of $1,000,000 and $1,695,000, respectively. These losses and gains reflect the re-measurements as of December 31, 2008, 2007 and 2006 of a note payable denominated in Japanese Yen, as discussed in Note 8, of a foreign consolidated subsidiary accounted for on a one-month lag except for this re-measurement of this note payable. The currency loss for 2008 and gains for 2007 and 2006 were primarily offset by a mark-to-market currency gain at December 31, 2008 and losses at December 31, 2007 and 2006 from a foreign currency derivative contract discussed in
Note 9.

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

Derivative Instruments and Hedging Activities

Seaboard recognizes all derivatives as either assets or liabilities at their fair values. Accounting for changes in the fair value of a derivative depends on its designation and effectiveness. Derivatives qualify for treatment as hedges for accounting purposes when there is a high correlation between the change in fair value of the instrument and the related change in value of the underlying commitment. In order to designate a derivative financial instrument as a hedge for accounting purposes, extensive record keeping is required. For derivatives that qualify as hedges for accounting purposes, the change in fair value has no net impact on earnings, to the extent the derivative is considered effective, until the hedged transaction affects earnings. For derivatives that are not designated as hedging instruments for accounting purposes, or for the ineffective portion of a hedging instrument, the change in fair value does affect current period net earnings.

Seaboard  holds  and  issues  certain derivative  instruments  to
manage   various  types  of  market  risks  from  its  day-to-day
operations primarily including commodity futures and option contracts and foreign currency exchange agreements, and from time-to-time, forward freight agreements and interest rate exchange
agreements.   While management believes each of these instruments
primarily are entered into in order to effectively manage various market risks, as of December 31, 2008, none of the derivatives are designated and accounted for as hedges primarily as a result of the extensive record-keeping requirements. From time to time, Seaboard may enter into speculative derivative transactions related to its market risks.

Accounting Changes and New Accounting Standards

In December 2007, the FASB issued Statement of Financial Accounting Standards (FAS) No. 141(R), "Business Combinations" (FAS 141R). This statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. This statement also requires that acquisition-related costs of the acquirer be recognized separately from the business combination and will generally be expensed as incurred. Seaboard will be required to adopt this statement as of January 1, 2009. The impact of adopting FAS 141R will be limited to any future business combinations for which the acquisition date is on or after January 1, 2009.

In December 2007, the FASB issued FAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51" (FAS 160). This statement will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. Seaboard will be required to adopt this statement as of January 1, 2009. Management believes the adoption of FAS 160 will not have a material impact on Seaboard's financial position or net earnings.

In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-2 which amended FAS No. 157, "Fair Value Measurements" (FAS
157). This FSP defers the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually). Seaboard will be required to adopt FAS 157 for these nonfinancial assets and nonfinancial liabilities as of January 1, 2009, which primarily pertains to impairment charges related to goodwill, other intangible assets not subject to amortization and property, plant and equipment. Management believes the adoption of FAS 157 deferral provisions will not have a material impact on Seaboard's financial position or net earnings.

Note 2

Acquisitions and Repurchase of Minority Interest

On  July  5,  2005, Seaboard acquired Daily's, a bacon  processor located in the western United States. As part of this acquisition, a 4.74% equity interest in Seaboard Foods LLC was issued to the sellers. On December 27, 2006, Seaboard entered into a Purchase Agreement to repurchase the 4.74% equity interest in Foods from the former owners of Daily's effective January 1, 2007. As part of the Purchase Agreement, on January 2, 2007 Seaboard paid $30,000,000 of the purchase price for the 4.74% equity interest to the former owners of Daily's. Based on the formula of operating results and certain net cash flows through June 30, 2007, the final purchase price was determined to be $61,260,000, including transaction costs of $53,000. Seaboard paid the balance of the purchase price owed to the former owners of Daily's of $31,207,000 in August 2007. The total purchase price for the 4.74% equity interest in Seaboard Foods LLC of $61,260,000 represents $23,327,000 in excess of book value. Seaboard applied the purchase method of accounting for this step acquisition by allocating the purchase price to the fair value of the net assets acquired to the extent of the 4.74% change in ownership. Depreciation and amortization of $593,000 was recorded in the second quarter representing the amount of depreciation on the write-up of fixed assets and amortization of intangible asset from January 1, 2007 through June 30, 2007.

The agreement to repurchase the 4.74% equity interest resulted in the put option obligation being reduced to zero, as the purchase price was representative of the fair value of the 4.74% equity interest, with the offset to income as of December 31, 2006. The decrease of the put option obligation was primarily the result of the passage of time decreasing this exposure to Seaboard. Included in Miscellaneous, net for the year ended December 31, 2006 was the change in fair value of the put option obligation of approximately $5,400,000.

The following table summarizes the allocation of the purchase price to the fair values of the assets acquired and liabilities assumed at January 1, 2007, the effective date of the repurchase.

(Thousands of dollars)                            January 1, 2007

Net property, plant and equipment                     $   7,976

Intangible assets                                         3,745

Goodwill (tax basis of $0)                               12,256

Increase in deferred tax liability                         (650)

  Net assets acquired                                 $  23,327

The intangible asset from the repurchase is for customer relationships and will be amortized over fifteen years. As a result of the Daily's acquisition and repurchase, the Pork Division is the only segment with goodwill or intangible assets. The following table is a summary of goodwill and intangible assets acquired from the Daily's acquisition and Seaboard's repurchase of Daily's 4.74% equity interest in Foods, at December 31, 2008 and 2007.

                                                             December 31,
(Thousands of dollars)                                     2008       2007

Intangibles subject to amortization:
   Gross carrying amount:
         Customer relationships                          $ 9,045    $ 9,045
         Covenants not to compete                          1,500      1,500
                                                          10,545     10,545

   Accumulated amortization:
         Customer relationships                           (4,210)    (2,900)
         Covenants not to compete                         (1,050)      (750)
                                                          (5,260)    (3,650)

   Net carrying amount:
         Customer relationships                            4,835      6,145
         Covenants not to compete                            450        750
Intangibles subject to amortization, net                   5,285      6,895

Intangibles not subject to amortization:
   Carrying amount-trade names and registered trademarks  17,000     24,000

Total intangible assets, net                              22,285     30,895
Goodwill (tax basis of $21,673)                           40,628     40,628

Total goodwill and intangible assets, net                $62,913    $71,523

The amortization expense of amortizable intangible assets for the years ended December 31, 2008, 2007 and 2006 was $1,610,000,
$1,610,000 and $1,360,000 respectively. Amortization expense for the five succeeding years is $1,610,000 for the next year, $930,000 in the second year and $250,000 each for the third, fourth and fifth year.

The Pork segment recognized $28,372,000 of goodwill and $24,000,000 of other intangible assets not subject to amortization in connection with its acquisition of Daily's in 2005. Previously, the fair value of these intangible assets was partially based on certain scenarios that included management's ability and intention to grow and expand Daily's through construction or acquisition of additional capacity. During the second quarter of 2008, management decided to indefinitely delay plans for expanding Daily's capacity. As of June 28, 2008, Seaboard conducted its annual evaluation for impairment of this goodwill and other intangible assets and, based on current market conditions indicating projected future sale price increases and related levels of estimated operating margins, determined there was no impairment. However, revised projected future sales prices as of December 31, 2008 indicated the potential for impairment. In addition, the overall downturn of the United States economy and Seaboard's stock price trading below book value during the fourth quarter of 2008 provided additional indicators  that  Seaboard  should reassess  its  evaluation  for impairment related to Daily's intangible assets. This reassessment included downward revisions in previously used future projected sales volumes and royalty rate assumptions used in the measurement of Daily's trade name as a result of the current economic conditions. This analysis resulted in a $7,000,000 impairment charge recorded in cost of sales on the Consolidated Statements of Earnings during the fourth quarter of 2008 to write down the recorded value of Daily's trade name to its estimated fair value of $17,000,000 as of December 31, 2008. After this impairment charge, there was no indication of potential impairment of Goodwill related to Daily's as the revised estimated enterprise fair value of Daily's exceeded its book value as of December 31, 2008. If future market conditions do not produce projected future sale price increases or additional processed meats sales volumes, and related levels of estimated operating margins, there remains the possibility that some additional amount of either this goodwill or the remaining amount of recorded other intangible assets not subject to amortization, or both, could be deemed impaired during some future period including fiscal 2009, which may result in a charge to earnings.

Note 3

Investments

Seaboard's short-term investments are treated as available-for-sale securities with the exception of domestic equity securities held at December 31, 2008 that are treated as trading securities. All of Seaboard's short term investments are recorded at their estimated fair market values. At December 31, 2008 and 2007, cost and estimated fair market value were not materially different for these investments. See Note 9 for cost and fair value of short-term investments as of December 31, 2008 and 2007.

As of December 31, 2008 and 2007, the available-for-sale investments primarily consisted of fixed rate municipal notes and bonds, money market funds, variable rate demand notes (VRDN), and U.S. Government agency securities. In addition, Seaboard had available-for-sale investments in auction rate securities and domestic equity securities at December 31, 2007, all of which were sold during 2008. The VRDNs are variable rate securities and have maturities over one year, however, liquidity is provided with a put feature to the tender agent which allows the holder to sell the VRDN at par plus accrued interest with a seven day notice. Because the VRDN investments are frequently re-priced, they trade in the market on a par-in, par-out basis. All available-for-sale securities are classified as current assets as they are readily available to support Seaboard's current operating needs. At December 31, 2008 and 2007, short-term investments included $14,553,000 and $13,127,000, respectively, held by a wholly-owned consolidated insurance captive to pay Seaboard's retention of accrued outstanding workers' compensation claims.

The  following is a summary of the estimated fair value of short-
term   investments  for  both  available  for  sale  and  trading securities at December 31, 2008 and 2007.
                                                                 December 31,
(Thousands of dollars)                                          2008      2007

Fixed rate municipal notes and bonds                         $173,096  $216,232
Money market funds                                             79,059    18,481
U.S. Government agency securities                              25,514         -
Variable rate demand notes                                      7,900    26,850
Auction rate securities                                             -    10,125
Domestic available for sale equity securities                       -     3,646
Other                                                          15,340    11,326
Total available for sale short-term investments               300,909   286,660
Domestic trading equity securities                             11,771         -
Total available for sale and trading short-term investments  $312,680  $286,660

The following table summarizes the estimated fair value of fixed rate securities designated as available-for-sale classified by the contractual maturity date of the security as of December 31, 2008.

 (Thousands of dollars)                                    2008

Due within one year                                     $ 54,431
Due after one year through three years                    86,528
Due after three years                                     72,991
 Total fixed rate securities                            $213,950

In addition to its short-term investments, as of December 31, 2008 and 2007 Seaboard also had long-term investments totaling $11,748,000 and $9,800,000, respectively, included in other assets on the Consolidated Balance Sheets. Included in this amount is a $5,313,000 investment for a less than 20% ownership interest in a company operating a 300 megawatt electricity generating facility in the Dominican Republic. This investment is accounted for using the cost method of accounting. Also, see
Note 10 for a discussion of assets held in conjunction with investments related to Seaboard's deferred compensation plans.

Note 4

Inventories

The following table is a summary of inventories at the end of each year.

                                                               December 31,
(Thousands of dollars)                                        2008      2007

At lower of LIFO cost or market:
  Live hogs and materials                                   $201,654  $181,019
  Fresh pork and materials                                    26,480    18,550
                                                             228,134   199,569
  LIFO adjustment                                            (40,672)  (23,509)
        Total inventories at lower of LIFO cost or market    187,462   176,060

At lower of FIFO cost or market:
  Grains and oilseeds                                        179,774   100,082
  Sugar produced and in process                               56,259    35,180
  Other                                                       36,964    33,782
        Total inventories at lower of FIFO cost or market    272,997   169,044

Grain, flour and feed at lower of weighted average cost or
 market                                                       48,536    47,842
         Total inventories                                  $508,995  $392,946

The use of the LIFO method decreased 2008 and 2007 net earnings by $10,469,000 ($8.42 per common share) and $15,230,000 ($12.11 per common share), respectively, and increased 2006 by $541,000 ($0.43 per common share). If the FIFO method had been used for certain inventories of the Pork segment, inventories would have been higher by $40,672,000 and $23,509,000 as of December 31, 2008 and 2007, respectively.

As of December 31, 2008, Seaboard had $27,901,000 recorded in grain inventories related to its commodity trading business that are committed to various customers in foreign countries for which customer contract performance is a heightened concern. This amount is net of a write-down of $7,010,000, including $5,653,000 ($4,940,000 net of tax), or $3.98 per share, recorded in the fourth quarter of 2008, based on management's estimate of net realizable value considering all of the facts and circumstances at this time. However, if Seaboard is successful in realizing more value from this inventory than what is currently estimated, or if Seaboard is unable to collect amounts from these customers as currently estimated or Seaboard is forced to find other customers for a portion of this inventory, it is possible that Seaboard could either recover previous write-downs when the inventory is sold or could incur an additional material write-down in value of this inventory if Seaboard is not successful in selling at current carrying value.

Note 5

Investments in and Advances to Foreign Affiliates

Seaboard's investments in and advances to non-controlled, non-consolidated foreign affiliates are primarily with businesses conducting flour, maize and feed milling. As of December 31, 2008, the location and percentage ownership of these foreign affiliates are as follows: Democratic Republic of Congo (50%), Lesotho (50%), Kenya (35%), and Nigeria (45-48%) in Africa; Colombia (40%) and Ecuador (25-50%) in South America; and Haiti (23%) in the Caribbean. Also, Seaboard has an investment in a grain trading business in Peru (50%). Seaboard generally is the primary provider of choice for grains and supplies purchased by these non-controlled foreign affiliates. As Seaboard conducts its commodity trading business with third parties, consolidated subsidiaries and foreign affiliates on an interrelated basis, gross margin on foreign affiliates cannot be clearly distinguished without making numerous assumptions primarily with respect to mark-to-market accounting for commodity derivatives. In addition, Seaboard has investments in and advances to two sugar-related businesses in Argentina (46% - 50%). The equity method is used to account for all of the above investments.

In September 2007, Seaboard acquired for $8,500,000 a 40% non-controlling interest, including cash contributed into the business, in a flour milling business in Colombia. During the fourth quarter of 2007, Seaboard acquired for $6,620,000 a 50% non-controlling interest in a grain trading business in Peru. Both of these investments are accounted for using the equity method. At December 31, 2008, Seaboard's investment in foreign affiliates included $4,080,000 related to the difference between the amount at which these investments were carried and the amount of underlying equity in net assets. The amortizable assets are being amortized to earnings from foreign affiliates over the remaining life of the assets.

Seaboard also has an investment in a Bulgarian wine business (the Business). Beginning in March 2007, this business was unable to make its scheduled loan payments and was in technical default on its bank debt. During the fourth quarter of 2007, Seaboard signed an agreement to allow a bank to take majority ownership of the Business resulting in a loss of significant influence by Seaboard. Accordingly, after recording its share of operating losses for the fourth quarter, Seaboard discontinued using the equity method of accounting. In accordance with FASB Staff Position APB 18-1, Seaboard reversed $2,801,000 of previously recorded foreign currency translation gains out of Accumulated Other Comprehensive Loss in the equity section of the balance sheet related to this investment, wrote-off the remaining investment balance of $1,472,000, and recognized as income the remaining net amount of foreign currency gains of $1,329,000 as of December 31, 2007. In 2007 and 2006, Seaboard recorded 50% of the losses from the Business. In February 2009, Seaboard received approximately $64,000 for all of its remaining shares outstanding in this Business.

During the fourth quarter of 2006, Seaboard's remaining individual investments in and advances to the Nigerian non-consolidated foreign affiliates of $1,048,000 were written down to zero as a result of Seaboard's proportionate share of operating losses of these entities. Accordingly, Seaboard has discontinued the application of the equity method of accounting for these non-consolidated foreign affiliates until such time Seaboard's share of the investee's net income equals the share of net losses not recognized during the period the equity method is suspended.

Combined condensed financial information of the non-controlled, non-consolidated foreign affiliates for their fiscal periods ended within each of Seaboard's years ended, excluding the Bulgarian wine operation's financial position as of December 31, 2007 and net sales and net loss for 2008 of Other Businesses, were as follows:

Commodity Trading and Milling Segment        December 31,

(Thousands of dollars)                 2008      2007      2006

Net sales                          $1,053,818   613,695   516,471
Net income                         $   34,955    12,263    10,511
Total assets                       $  412,555   347,040   234,212
Total liabilities                  $  256,247   218,781   151,562
Total equity                       $  156,308   128,259    82,650

Other Businesses                             December 31,

(Thousands of dollars)                 2008      2007      2006

Net sales                          $   20,660    30,053    29,096
Net income (loss)                  $      923    (2,621)   (4,548)
Total assets                       $   15,506    13,802    38,590
Total liabilities                  $   11,396    11,021    42,160
Total equity                       $    4,110     2,781    (3,570)

Note 6

Property, Plant and Equipment

The following table is a summary of property, plant and equipment at the end of each year.

                                      Useful            December 31,
(Thousands of dollars)                Lives           2008        2007

Land and improvements                 15 years    $  161,115  $  144,894
Buildings and improvements            30 years       339,672     303,315
Machinery and equipment               3-20 years     760,225     668,451
Vessels and vehicles                  3-18 years     167,126     160,085
Office furniture and fixtures         5 years         25,236      22,932
Construction in progress                              32,177      80,904

                                                   1,485,551   1,380,581
Accumulated depreciation and amortization           (721,876)   (650,186)
  Net property, plant and equipment               $  763,675  $  730,395

During the first half of 2008, Seaboard started operations at its processing plant to produce biodiesel. The ongoing profitability of this plant is primarily based on future sales prices, the price of alternative inputs, government usage mandates and the continuation of a federal tax credit, which is set to expire at the end of 2009. During the fourth quarter of 2008, a combination of continued start-up expenses, a decrease in fuel prices and relatively high input prices resulted in an operating loss. Seaboard performed an impairment evaluation of this plant as of December 31, 2008 but determined there was no impairment based on management's current assumptions of future production volumes, sale prices, cost inputs and the probabilities of the combination of federal usage mandates and tax credits extensions. However, if future market conditions do not produce projected sale prices or expected cost inputs or there is a material change in the government usage mandates or available tax credits, there is a possibility that some amount of the recorded value of this processing plant could be deemed impaired during some future period including 2009, which may result in a charge to earnings. The recorded value of these assets as of December 31, 2008 was $45,278,000.

Note 7

Income Taxes

Income taxes attributable to continuing operations for the years ended December 31, 2008, 2007 and 2006 differed from the amounts computed by applying the statutory U.S. Federal income tax rate of 35 percent to earnings (loss) before income taxes for the following reasons:

                                                Years ended December 31,
(Thousands of dollars)                          2008      2007       2006

Computed "expected" tax expense              $ 43,481  $ 67,028  $ 110,749
Adjustments to tax expense attributable to:
  Foreign tax differences                     (54,232)  (40,841)   (48,630)
  Tax-exempt investment income                 (2,554)   (4,658)    (4,276)
  State income taxes, net of federal benefit   (1,966)    1,078      7,310
  Change in valuation allowance                (1,977)   (5,754)    (3,890)
  Federal tax credits                          (4,390)   (1,124)    (1,087)
  Federal and foreign audit settlements             -         -     (2,509)
  Other                                        (1,051)   (5,552)        68
  Total income tax expense (benefit)         $(22,689) $ 10,177  $  57,735

Earnings before income taxes consisted of the following:

                                                Years ended December 31,
(Thousands of dollars)                          2008      2007      2006

United States                                $(28,988) $ 38,788  $139,725
Foreign                                      $153,218  $152,721  $176,699
Total                                        $124,230  $191,509  $316,424

The components of total income taxes were as follows:

                                                Years ended December 31,
(Thousands of dollars)                          2008      2007      2006

Current:
  Federal                                    $(25,462) $ 24,192  $ 40,032
  Foreign                                       8,259     5,935     6,795
  State and local                                 823     2,542     4,438
Deferred:
  Federal                                      (1,280)  (21,789)     (570)
  Foreign                                      (1,425)    1,453       847
  State and local                              (3,604)   (2,156)    6,193
Income tax expense (benefit)                  (22,689)   10,177    57,735
Unrealized changes in other comprehensive
 income                                       (11,525)    2,492   (13,370)
  Total income taxes                         $(34,214) $ 12,669  $ 44,365

As of December 31, 2008, Seaboard had income taxes receivable of $24,688,000 primarily related to domestic tax jurisdictions and had income taxes payable of $3,946,000 primarily related to foreign tax jurisdictions. As of December 31, 2007, Seaboard had income taxes payable of $8,441,000.

Components of the net deferred income tax liability at the end of each year were as follows:

                                                    December 31,
(Thousands of dollars)                             2008      2007

Deferred income tax liabilities:
  Cash basis farming adjustment                 $ 12,001  $ 12,639
  Deferred earnings of foreign subsidiaries        2,749     6,816
  Depreciation                                    94,313    91,176
  LIFO                                            17,330    15,717
  Other                                            2,368     3,328
                                                 128,761   129,676
Deferred income tax assets:
  Reserves/accruals                               48,708    35,289
  Tax credit carryforwards                         9,271     5,154
  Net operating and capital loss carryforwards    16,381    13,734
  Foreign minimum tax credit carryforward          8,152     7,233
  Other                                              314       246
                                                  82,826    61,656
Valuation allowance                               21,075    18,119
  Net deferred income tax liability             $ 67,010  $ 86,139

Seaboard recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. For the years ended December 31, 2008, 2007 and 2006, such interest and penalties were not material. The Company had approximately $726,000 and $121,000 accrued for the payment of interest and penalties on uncertain tax positions at December 31, 2008, and 2007, respectively.

As of December 31, 2008 and 2007, Seaboard had $3,464,000 and $433,000, respectively, in total unrecognized tax benefits all of which, if recognized, would affect the effective tax rate. Seaboard does not have any material uncertain tax positions in which it is reasonably possible that the total amounts of the unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. During 2008 and 2007, there were no settlements or reductions due to a lapse of the applicable statute of limitations. The following table is a reconciliation of the beginning and ending amount of unrecognized tax benefits.

(Thousands of dollars)                                   2008    2007

Beginning  balance  at  January  1                     $  433   $ 320

Additions for uncertain tax positions of prior years        -     113

Decreases for uncertain tax positions of prior years      (77)      -

Additions for uncertain tax positions of current year   3,108       -

Ending balance at December 31                          $3,464   $ 433

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

As of December 31 2008, Seaboard had not provided for U.S. Federal Income and foreign withholding taxes on $532,461,000 of undistributed earnings from foreign operations as Seaboard intends to reinvest such earnings indefinitely outside of the United States. Determination of the tax that might be paid on these undistributed earnings if eventually remitted is not practicable.

Seaboard has tax holidays in one foreign country in 2008 and had tax holidays in two foreign countries in 2007 and 2006 which resulted in tax savings of approximately $1,961,000, $2,646,000 and $3,969,000, or $1.58, $2.10 and $3.15 per diluted earnings per common share for the years ended December 31, 2008, 2007 and 2006, respectively. One of these expired at the end of 2007 and the other expires in 2012.

Management believes Seaboard's future taxable income will be sufficient for full realization of the net deferred tax assets. The valuation allowance relates to the tax benefits from foreign net operating losses, U.S. charitable contribution carryforwards and from losses on investments that would be recognized as capital losses. Management does not believe these benefits are more likely than not to be realized due to limitations imposed on the deduction of these losses. The increase of $2,956,000 in the valuation allowance for 2008 was primarily the result of U.S.
charitable contributions of appreciated property made in 2008 which are subject to a five year carryforward period and certain taxable income limitations, partially offset by the realization of capital loss carryforwards. At December 31, 2008, Seaboard had foreign net operating loss carryforwards (NOLs) of approximately $32,811,000 a portion of which expire in varying amounts between 2009 and 2012, while others have indefinite expiration periods.

At December 31, 2008, Seaboard had state tax credit carry forwards of approximately $10,451,000, $9,787,000 of the state tax credits carryforward indefinitely and $664,000 expire between 2012 and 2017.

Note 8

Notes Payable and Long-term Debt

Notes payable amounting to $177,205,000 and $85,088,000 at December 31, 2008 and 2007, respectively, consisted of obligations due banks on demand or based on Seaboard's ability and intent to repay within one year. On July 10, 2008, Seaboard entered into an Amended and Restated Credit Agreement that increased its committed line of credit from $100,000,000 to
$300,000,000.   This credit facility has a term  of  five  years,
maturing July 10, 2013. At December 31, 2008, Seaboard had a committed line totaling $300,000,000 and uncommitted lines totaling approximately $134,341,000 of which $99,841,000 of the uncommitted lines relate to foreign subsidiaries. At December 31, 2008, borrowings outstanding under the committed line totaled $115,000,000 and borrowings outstanding under the uncommitted lines totaled $5,567,000, all related to foreign subsidiaries. The uncommitted borrowings outstanding at December 31, 2008 primarily represented $5,188,000 denominated in Argentine pesos. At December 31, 2008, Seaboard's borrowing capacity under its committed and uncommitted lines were reduced by letters of credit
(LCs) totaling $58,071,000, and $1,276,000, respectively, primarily including $42,688,000 of LCs for Seaboard's outstanding Industrial Development Revenue Bonds (IDRBs) and $15,208,000 related to insurance coverages. Also included in Notes Payable at December 31, 2008 was a term note of $56,638,000 denominated in Japanese Yen which was converted during the fourth quarter of 2008 from a previous uncommitted line. The weighted average interest rates for outstanding notes payable were 6.04% and 5.33% at December 31, 2008 and 2007, respectively.

The  notes payable to banks under the credit lines are unsecured.
The  lines  of  credit  do  not  require  compensating  balances.
Facility fees on these agreements are not material.

The following table is a summary of long-term debt at the end of each year.

                                                                 December 31,
(Thousands of dollars)                                          2008     2007

Private placements:

 5.80% senior notes, due 2009                               $   6,500 $ 13,000

 6.21% senior notes, due 2009                                  38,000   38,000

 6.21% senior notes, due 2009 through 2012                      4,286    5,357

 6.92% senior notes, due 2012                                  31,000   31,000

Industrial Development Revenue Bonds, floating rates
 (1.25% - 1.57% at December 31, 2008) due 2014 through 2027    41,800   41,800

Bank debt, 6.87% - 7.60%, due 2009 through 2010                   319    3,684

Foreign subsidiary obligations, 2.00% - 17.00%, due 2009
 through 2010                                                   1,217    1,841

Foreign subsidiary obligation, floating rate due 2009             262      280

Capital lease obligations and other                             2,230    2,482
                                                              125,614  137,444
Current maturities of long-term debt                          (47,054) (11,912)

 Long-term debt, less current maturities                    $  78,560 $125,532

Of the 2008 foreign subsidiary obligations, $1,074,000 was denominated in CFA francs, $262,000 was payable in Argentine pesos, and the remaining $143,000 was denominated in Mozambique metical. Of the 2007 foreign subsidiary obligations, $1,692,000 was denominated in CFA francs, $280,000 was payable in Argentine pesos, and the remaining $149,000 was denominated in Mozambique metical.

The terms of the note agreements pursuant to which the senior notes, IDRBs, bank debt and credit lines were issued require, among other terms, the maintenance of certain ratios and minimum net worth, the most restrictive of which requires consolidated funded debt not to exceed 50% of consolidated total capitalization; an adjusted leverage ratio of less than 3.5 to 1.0; requires the maintenance of consolidated tangible net worth, as defined, of not less than $1,150,000,000 plus 25% of cumulative consolidated net income beginning March 29, 2008; limits aggregate dividend payments to $10.0 million plus 50% of consolidated net income less 100% of consolidated net losses beginning January 1, 2002 plus the aggregate amount of Net Proceeds of Capital Stock for such period ($497,863,000 as of December 31, 2008) or $15,000,000 per year under certain circumstances; limits the sum of subsidiary indebtedness and priority indebtedness to 10% of consolidated tangible net worth; and limits Seaboard's ability to acquire investments and sell assets under certain circumstances. Seaboard is in compliance with all restrictive debt covenants relating to these agreements as of December 31, 2008.

Annual  maturities of long-term debt at December 31, 2008 are  as follows:  $47,054,000 in 2009, $2,028,000 in 2010, $1,477,000  in
2011,  $32,546,000  in  2012, $556,000 in  2013  and  $41,953,000
thereafter.

Note 9

Derivatives and Fair Value of Financial Instruments

As discussed in Note 1, Seaboard adopted FAS 157 on January 1, 2008 with the exception of the disclosure requirements for nonfinancial assets and nonfinancial liabilities that were deferred. FAS 157 discusses valuation techniques, such as the market approach (prices and other relevant information generated by market conditions involving identical or comparable assets or liabilities), the income approach (techniques to convert future amounts to single present amounts based on market expectations including present value techniques and option-pricing), and the cost approach (amount that would be required to replace the service capacity of an asset which is often referred to as replacement cost). FAS 157 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1:  Quoted Prices In Active Markets for Identical Assets  -
Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2: Significant Other Observable Inputs - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Significant Unobservable Inputs - Unobservable inputs that reflect the reporting entity's own assumptions.

The following table shows assets and liabilities measured at fair value (derivatives exclude margin accounts) on a recurring basis as of December 31, 2008 and also the level within the fair value hierarchy used to measure each category of assets.

                                             Balance
                                           December 31,
(Thousands of dollars)                        2008    Level 1  Level 2  Level 3

  Assets:
Available-for-sale securities              $ 300,909 $ 79,059 $221,850  $     -
Trading securities- short term investments    11,771   11,771        -        -
Trading securities - other current assets     22,178   15,362    6,816        -
Derivatives                                   20,188   16,587    3,601        -
  Total Assets                             $ 355,046 $122,779 $232,267  $     -
  Total Liabilities - Derivatives          $  22,381 $ 19,137 $  3,244  $     -

Financial instruments consisting of cash and cash equivalents, net receivables, notes payable, and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of the instruments.

The fair value of long-term debt is determined by comparing interest rates for debt with similar terms and maturities. The cost and fair values of investments and long-term debt at December 31, 2008 and 2007 are presented below.

December 31,                                  2008                2007
(Thousands of dollars)                  Cost   Fair Value   Cost    Fair Value

Short-term investments, available
 for sale                             $298,678  $300,909   $284,553  $286,660
Short-term investments, trading          9,008    11,771          -         -
Long-term debt                         125,614   131,822    137,444   140,720

In March 2008, the FASB issued FAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133" (FAS 161). This statement will change the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, net earnings, and cash flows. Seaboard will be required to adopt these new disclosures as of January 1, 2009.

Commodity Instruments

Seaboard uses various grain, meal, hog, pork bellies and energy related resources futures and options to manage its exposure to price fluctuations for raw materials and other inventories, finished product sales and firm sales commitments. While management believes its commodity futures and options are primarily economic hedges of its firm purchase and sales contracts or anticipated sales contracts, Seaboard does not perform the extensive record-keeping required to account for these types of transactions as hedges for accounting purposes. From time to time, Seaboard may enter into speculative derivative transactions not directly related to its raw material requirements. The nature of Seaboard's market risk exposure has not changed materially since December 31, 2007. The fair value of these commodity derivatives are included with other current assets or other accrued liabilities on the Consolidated Balance Sheet. The change in fair value of the commodity derivatives are marked to market as a component of cost of sales on the Consolidated Statements of Earnings. Since these derivatives are not accounted for as hedges, fluctuations in the related commodity prices could have a material impact on earnings in any given year.

As previously disclosed, during July 2008 the Pork segment significantly increased the number of hog, grain and oilseed futures contracts entered into based on market conditions that existed at that point in time. During the latter part of the fourth quarter of 2008, as a result of changes in market conditions since July, these additional positions were closed leaving remaining open positions more closely approximating historical levels.

At December 31, 2008 and 2007, Seaboard had open net contracts to purchase and (sell) (8,305,000) and 11,182,000 bushels of grain with fair values of $(3,272,000) and $7,489,000, respectively, and 61,000 and (54,000) tons of soybean meal with fair values of $(589,000) and $(5,557,000), respectively, and 13,200,000 and
11,400,000 pounds of hogs with fair values of $(23,000) and $(996,000), respectively, included with other accrued liabilities or other current assets on the Consolidated Balance Sheets. At December 31, 2008, Seaboard had contracts to sell 1,722,000 tons of heating oil with a fair value of $59,000. In addition, at December 31, 2007 Seaboard also had contracts to buy 720,000 pounds of pork bellies with a fair value of $2,000. For the years ended December 31, 2008, 2007 and 2006 Seaboard recognized net realized and unrealized gains of $36,156,000 $18,469,000, and $12,157,000, respectively, related to commodity contracts, primarily included in cost of sales on the Consolidated Statements of Earnings.

Foreign currency exchange agreements

Seaboard enters into foreign currency exchange agreements to manage the foreign currency exchange rate risk with respect to certain transactions denominated in foreign currencies. The fair value of the foreign exchange agreements are included in other current assets or other accrued liabilities on the Consolidated Balance Sheets as of December 31, 2008 and 2007. The change in value of the foreign exchange agreements are marked to market as a component of cost of sales on the Consolidated Statements of Earnings as management believes these primarily related to the underlying commodity transaction with the exception of the Yen foreign exchange agreement. The change in value of the Yen foreign exchange agreement is marked to market as a component of foreign currency gain (loss) on the Consolidated Statements of Earnings. Since these agreements are not accounted for as hedges, fluctuations in the related currency exchange rates could have a material impact on earnings in any given year.

At December 31, 2008 and 2007, Seaboard had trading foreign exchange contracts (receive $U.S./pay South African Rand (ZAR)) to cover its firm sales commitments and trade receivables with notional amounts of $77,343,000 and $99,854,000, respectively, with a fair value of $1,817,000, and $(471,000), respectively, included in other accrued liabilities on the Consolidated Balance Sheet.

At December 31, 2008 and 2007, Seaboard had trading foreign exchange contracts (receive $U.S./pay ZAR) to cover various foreign currency working capital needs for notional amounts of $28,490,000 and $598,000 respectively, with fair values of $(114,000) and $(1,000), respectively.

At December 31, 2008 and 2007 Seaboard had trading foreign exchange contracts (receive $U.S./pay Euro) to cover its firm sales commitments and trade receivables with a notional amount of $43,076,000 and $26,706,000 respectively, with fair values of $(2,367,000) and $(1,186,000), respectively, included in other accrued liabilities on the Consolidated Balance Sheet.

At December 31, 2008, Seaboard had trading foreign exchange contracts (pay $U.S./receive Canadian Dollars) to cover its purchase commitments and trade payables with a notional amount of $105,000 with fair values of $6,000.

At December 31, 2008 and 2007, Seaboard had trading foreign exchange contracts (receive Japanese Yen/pay $U.S.) to cover note payable borrowings for a term note denominated in Japanese Yen for notional amounts of $58,781,000 and $63,081,000, respectively, with fair values of $1,017,000 and $(1,945,000), respectively.

Forward Freight Agreements

During the fourth quarter of 2007, the Commodity Trading and Milling segment entered into certain forward freight agreements, viewed as taking long positions in the freight market as well as covering short freight sales, which may or may not result in actual losses when future trades are executed. These forward freight agreements which extend into 2009 are viewed by management as an economic hedge against the potential of future rising charter hire rates to be incurred by this segment for bulk cargo shipping while conducting its business of delivering grains to customers in many international locations. At December 31, 2008, Seaboard had agreements to pay $41,500 and receive $47,750 per day during 2009 with fair values of $(11,636,000) and $13,917,000, respectively, included with other accrued liabilities and other current assets on the Consolidated Balance Sheet. At December 31, 2007, Seaboard had agreements to pay $61,250 per day during 2008 and $41,500 per day during 2009 with fair values of $(3,546,000) and $(2,043,000), respectively, included with other accrued liabilities on the Consolidated Balance Sheet. The change in value related to these agreements is recorded in cost of sales on the Consolidated Statement of Earnings.

Interest Rate Exchange Agreements

In December 2008, Seaboard entered into a ten-year interest rate exchange agreement which involves the exchange of fixed-rate and variable-rate interest payments over the life of the agreement without the exchange of the underlying notional amounts to mitigate the effects of fluctuations in interest rates on variable rate debt. Seaboard pays a fixed rate and receives a variable rate of interest on a notional amount of $25,000,000. The fair value of this interest rate derivative was not material at December 31, 2008.

At December 31, 2005 Seaboard had five, ten-year interest rate exchange agreements outstanding that were not paired with specific variable rate contracts, whereby Seaboard paid a stated fixed rate and received a variable rate of interest on a total notional amount of $150,000,000. While Seaboard had certain variable rate debt, these interest rate exchange agreements did not qualify as hedges for accounting purposes. During the second quarter of 2006, Seaboard terminated all interest rate exchange agreements with a total notional value of $150,000,000. Seaboard made payments in the amount of $1,028,000 to unwind these swaps. For the year ended December 31, 2006, the net gain for interest rate exchange agreements not accounted for as hedges was $3,374,000 and was included in Miscellaneous, net in the Consolidated Statements of Earnings. Included in the gain for 2006 are net payments of $909,000 during 2006 for the difference between the fixed rate paid and variable rate received on these contracts.

Note 10

Employee Benefits

Seaboard maintains a defined benefit pension plan (the Plan) for its domestic salaried and clerical employees. The Plan generally provides eligibility for participation after one year of service upon attaining the age of 21. Benefits are generally based upon the number of years of service and a percentage of final average pay. Seaboard has historically based pension contributions on minimum funding standards to avoid the Pension Benefit Guaranty Corporation variable rate premiums established by the Employee Retirement Income Security Act of 1974. However, because of Seaboard's positive liquidity position for the past three years, management authorized additional contributions to be made. In February 2006 Seaboard made a contribution of $3,811,000 which was the maximum deductible contribution allowed for the 2005 plan year. In April 2007, Seaboard made a deductible contribution of $10,000,000 for the 2006 plan year, which resulted in a slightly overfunded status in the Plan as of December 31, 2007. As a result of the significant investment losses incurred in the Plan during the fourth quarter of 2008, management is currently evaluating the amount of an additional contribution to be made for the 2008 plan year during fiscal 2009. Although no final decision is expected until sometime late in the first quarter or early in the second quarter, it is expected a contribution will be made in the range of $2,000,000 to $15,000,000. As a result of this contribution, at this time management does not anticipate making a contribution for the 2009 plan year.

Assets are invested in the Plan to achieve a diversified overall portfolio consisting primarily of individual stocks, bonds and mutual funds. Seaboard is willing to accept a moderate level of risk to potentially achieve higher investment returns. The overall portfolio is evaluated relative to customized benchmarks, and is expected to exceed the customized benchmark over five year rolling periods and longer. The investment strategy provides investment managers' discretion and is periodically reviewed by management for continued appropriateness. Derivatives, real estate investments, non-marketable and private equity or placement securities are not allowed investments under the Plan. Seaboard's asset allocation targets and actual investment composition within the Plan were as follows:

                                        Actual Plan Composition at December 31,
                        Target Percentage
                          of Portfolio            2008         2007

Domestic Large Cap Equity     36%                 33%          37%
Domestic Small and Mid Cap
 Equity                       14%                 13%          14%
International Equity          15%                 14%          17%
Fixed Income                  34%                 39%          32%
Cash                           1%                  1%           0%

In December 2008, the FASB issued FSP 132(R)-1 which amends FAS No. 132(R), "Employers' Disclosures About Pensions and Other Postretirement Benefits." This FSP requires more detailed disclosures about employers' plan assets, including employers' investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. Seaboard will be required to adopt these new disclosure requirements as of December 31, 2009 and provide this additional information at that time.

Seaboard also sponsors non-qualified, unfunded supplemental executive plans and has certain individual, non-qualified, unfunded supplemental retirement agreements for certain retired employees. The unamortized prior service cost is being amortized over the average remaining working lifetime of the active participants for this plan. Management has no plans to provide funding for these supplemental executive plans in advance of when the benefits are paid.

Assumptions used in determining pension information for the plans were:
                                                   Years ended December 31,
                                                2008        2007        2006

Weighted-average assumptions
 Discount rate used to determine obligations    6.25%       6.50%       5.75%
 Discount rate used to determine net periodic
  benefit cost                                  6.50%       5.75%       5.50%
 Expected return on plan assets                 7.50%       7.50%       7.50%
 Long-term rate of increase in compensation
  levels                                     4.00-5.00%  4.00-5.00%  4.00-5.00%

For 2008 and 2007, management selected the discount rate based on a model-based result where the timing and amount of cash flows approximates the estimated payouts. For 2006, management selected the discount rate based on Moody's year-end published Aa corporate bond yield, rounded to the nearest quarter percentage point and compared this rate for reasonableness to a model-based result which the timing and amount of cash outflows approximates the estimated payouts. The expected return on Plan assets assumption is based on the weighted average of asset class expected returns that are consistent with historical returns. The assumed rate selected was based on model-based results that reflect the Plan's asset allocation and related long-term projected returns. The measurement date for all plans is December 31. The unrecognized net actuarial losses are generally amortized over the average remaining working lifetime of the active participants for these plans.

In September 2006, the FASB issued FAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (FAS 158). This statement required companies to fully recognize, as an asset or liability, the overfunded or underfunded  status  of its benefit plan(s) with  the  offset  to
accumulated   other   comprehensive  income,   a
component of stockholders' equity. This statement requires employers to recognize previously disclosed but unrecognized gains or losses, prior service costs or credits, and transition assets or obligations when recognizing a plan's funded status as a component of shareholders' equity in accumulated other comprehensive income. As of December 31, 2006, Seaboard adopted FAS 158. The adoption of FAS 158 increased pension liabilities by $15,427,000, reduced prepaid pension assets by $13,342,000, reduced intangible pension assets by $7,498,000 and reduced total shareholders' equity by $25,014,000, net of a deferred tax asset of $11,253,000. FAS 158 did not have an effect on 2006 net earnings or prior year financial statements.

The changes in the plans' benefit obligations and fair value of assets for the Plan, supplemental executive plans and retirement agreements for the years ended December 31, 2008 and 2007, and a statement of the funded status as of December 31, 2008 and 2007 were as follows:

December 31,                              2008               2007
                                       Accumulated  Assets exceed  Accumulated
                                        benefits    accumulated     benefits
(Thousands of dollars)                exceed assets   benefits    exceed assets

Reconciliation of benefit obligation:
 Benefit obligation at beginning of
  year                                  $116,844      $ 68,950     $ 52,380
 Service cost                              5,199         2,736        2,266
 Interest cost                             7,510         3,893        2,558
 Actuarial losses (gains)                  8,023        (7,582)       3,070
 Benefits paid                            (4,662)       (2,341)      (1,519)
    Plan amendments                            -             -        1,142
 Settlement                                    -             -       (8,709)
  Benefit obligation at end of year     $132,914      $ 65,656     $ 51,188
Reconciliation of fair value of plan
  assets:
 Fair value of plan assets at beginning
  of year                               $ 81,338      $ 67,138     $      -
 Actual return (loss) on plan assets     (20,626)        6,541            -
 Employer contributions                    2,271        10,000       10,228
 Benefits paid                            (4,662)       (2,341)      (1,519)
 Settlement                                    -             -       (8,709)
 Fair value of plan assets at end of
  year                                  $ 58,321      $ 81,338     $      -
Funded status                           $(74,593)     $ 15,682     $(51,188)

The funded status of the Plan was ($14,306,000) and $15,682,000 at December 31, 2008 and 2007, respectively. The accumulated benefit obligation for the Plan was $65,994,000 and $59,674,000 and for the other plans was $38,593,000 and $32,750,000 at December 31, 2008 and 2007, respectively. Expected future net benefit payments for all plans during each of the next five years and in aggregate for the five year period beginning with the sixth year are as follows: $4,969,000, $8,103,000, $5,547,000,
$6,393,000, $6,245,000, and $54,070,000, respectively.

The amounts not reflected in net periodic benefit cost and included in accumulated other comprehensive income (AOCI) at December 31, 2008 and 2007 were as follows:

(Thousands of dollars)                           2008       2007

Accumulated loss, net of gain                $ (56,322) $ (22,522)
Prior service cost, net of credit               (7,796)    (8,483)
Transitional obligation                            (49)       (65)
Total Accumulated Other Comprehensive Income $ (64,167) $ (31,070)

The net periodic benefit cost of these plans was as follows:

                                          Years ended December 31,
(Thousands of dollars)                     2008     2007     2006

Components of net periodic benefit cost:
 Service cost                            $ 5,199  $ 5,002  $ 4,415
 Interest cost                             7,510    6,451    5,902
 Expected return on plan assets           (6,029)  (5,486)  (4,462)
 Settlement                                    -    3,671        -
 Amortization and other                    1,582    2,224    2,815
 Net periodic benefit cost               $ 8,262  $11,862  $ 8,670

The late Mr. H. H. Bresky retired as President and CEO of Seaboard effective July 6, 2006. As a result of Mr. Bresky's retirement, he was entitled to a lump sum payment of $8,709,000 from Seaboard's Executive Retirement Plan. Under IRS regulations, there is a six month delay of benefit payments for key employees and thus Mr. Bresky was not paid his lump sum until February 2007. This lump sum payment exceeded the Company's service and interest cost components under this plan and thus required Seaboard to recognize a portion of its actuarial losses. However, Seaboard was not relieved of its obligation until the settlement was paid in 2007. Accordingly, the settlement loss of $3,671,000 was not recognized until February 2007 in accordance with FAS No. 88, "Employers Accounting for Settlements and Curtailments of Defined Benefit Pension for Termination Benefits."

The amounts in AOCI expected to be recognized as components of net periodic benefit cost in 2009 are as follows:

(Thousands of dollars)                                    2009

Accumulated loss, net of gain                            $4,076
Prior service cost, net of credit                           802
Transition obligation                                        16
 Estimated net periodic benefit cost                     $4,894

The accumulated unrecognized losses for 2008 in the Plan as of December 31, 2008 exceeded the 10% deferral threshold as permitted under FAS No. 87, "Employers' Accounting for Pensions" as a result of the significant investment losses incurred during 2008. Accordingly, Seaboard's pension expense for the Plan will increase by approximately $3,000,000 for 2009 as compared to 2008 as a result of loss amortization. In addition, pension expense for the Plan is expected to increase an additional $1,739,000 as a result of reduced expected return on assets, from the decline of assets in the Plan during 2008.

Seaboard participates in a multi-employer pension fund, which covers certain union employees under a collective bargaining agreement. Seaboard is required to make contributions to this plan in amounts established under the collective bargaining agreement. Contribution expense for this plan was $498,000, $453,000 and $442,000 for the years ended December 31, 2008, 2007 and 2006, respectively. The applicable portion of the total plan benefits and net assets of this plan is not separately identifiable although Seaboard has received notice the pension fund was under funded. Seaboard could, under certain circumstances, be liable for unfunded vested benefits or other expenses of this jointly administered union plan. Seaboard has not established any liabilities for potential future withdrawal as such withdrawal from this plan is not probable.

Seaboard maintains a defined contribution plan covering most of its domestic salaried and clerical employees. Seaboard contributes to this plan an amount equal to 100% of employee contributions up to a maximum of 3% of employee compensation. Employee vesting is based upon years of service with 20% vested after one year of service and an additional 20% vesting with each additional complete year of service. Contribution expense for this plan was $1,812,000, $1,709,000 and $1,643,000 for the years ended December 31, 2008, 2007 and 2006, respectively. In addition, Seaboard maintains a defined contribution plan covering most of its hourly, non-union employees and two defined contribution plans covering most of Daily's employees. Contribution expense for these plans was $1,038,000, $893,000 and $664,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Beginning in 2006, Seaboard established a deferred compensation plan which allows certain employees to reduce their compensation in exchange for values in three investments. Seaboard also has an Investment Option Plan which allowed certain employees to reduce their compensation in exchange for an option to acquire interests measured by reference to three investments. However, as a result of U.S. tax legislation passed in 2004, reductions to compensation earned after 2004 are no longer allowed under the Investment Option Plan. The exercise price for each investment option was established based upon the fair market value of the underlying investment on the date of grant. Under both plans, Seaboard contributes 3% of the employees reduced compensation. Seaboard's expense (income) for these two deferred compensation plans, which primarily includes amounts related to the change in fair value of the underlying investment accounts, was $(9,539,000), $2,298,000 and $2,466,000 for the years ended
December 31, 2008, 2007 and 2006, respectively. Included in other liabilities at December 31, 2008 and 2007 are $15,930,000 and $24,009,000, respectively, representing the market value of the payable to the employees upon exercise for both plans. In conjunction with these plans, Seaboard purchased the specified number of units of the employee-designated investment plus the applicable option price for the Investment Option Plan. These investments are treated as trading securities and are stated at their fair market values. Accordingly, as of December 31, 2008 and 2007, $22,225,000 and $27,773,000, respectively, were included in other current assets on the Consolidated Balance Sheets. Investment income (loss) related to the mark-to-market of these investments for 2008, 2007, and 2006 totaled $(9,618,000), $2,183,000 and $2,358,000, respectively.

Note 11

Commitments and Contingencies

During the fourth quarter of 2005, Seaboard's subsidiary, Seaboard Marine, received a notice of violation letter from U.S. Customs and Border Protection demanding payment of a significant penalty for an alleged failure to manifest narcotics in connection with Seaboard Marine's shipping operations, in violation of a federal statute and regulation. In response to Seaboard Marine's petition for relief, the amount of the penalty has been reduced to an amount which will not have a material adverse effect on the consolidated financial statements. Seaboard has appealed the reduced penalty to seek a further reduction in the penalty.

Seaboard is subject to various other legal proceedings related to the normal conduct of its business, including various environmental related actions. In the opinion of management, none of these actions is expected to result in a judgment having a materially adverse effect on the consolidated financial statements of Seaboard.

Contingent Obligations

Certain  of  the  non-consolidated  affiliates  and  third  party contractors who perform services for Seaboard have bank debt supporting their underlying operations. From time to time, Seaboard will provide guarantees of that debt allowing a lower borrowing rate or facilitating third party financing in order to further business objectives. Seaboard does not issue guarantees of third parties for compensation. As of December 31, 2008, Seaboard had guarantees outstanding to two third parties with a total maximum exposure of $1,978,000. Seaboard has not accrued a liability for any of the third party or affiliate guarantees as management considers the likelihood of loss to be remote.

As of December 31, 2008, Seaboard had outstanding $62,389,000 of letters of credit (LCs) with various banks. Included in this amount are LCs that reduced Seaboard's borrowing capacity under its committed credit facilities as discussed in Note 8 totaling $42,688,000 which support the IDRBs included as long-term debt and $15,208,000 of LCs related to insurance coverage.

Commitments

As of December 31, 2008 Seaboard had various firm noncancelable purchase commitments and commitments under other agreements, arrangements and operating leases as described in the table below.

Purchase commitments                      Years ended December 31,

(Thousands of dollars)       2009     2010     2011    2012     2013 Thereafter

Hog procurement contracts  $163,861 $154,012 $67,340 $      -  $    -  $      -

Grain and feed ingredients  112,471      706       -        -       -         -

Grain purchase contracts
 for resale                 144,142        -       -        -       -         -

Fuel purchase contract       11,987        -       -        -       -         -

Equipment purchases
  and facility improvements  21,630   10,432     507        -       -         -

Other purchase commitments    5,655        -       -        -       -         -

Total firm purchase
 commitments                459,746  165,150  67,847        -       -         -

Vessel, time and voyage-
 charter arrangements        94,985    4,746       -        -       -         -

Contract grower finishing
 agreements                  12,043   11,905  11,098   10,134   9,498    41,738

Other operating lease
 payments                    16,661   15,015  14,420   13,984  13,222   224,957

Total unrecognized firm
 commitments               $583,435 $196,816 $93,365  $24,118 $22,720  $266,695

Seaboard has contracted with third parties for the purchase of live hogs to process at its pork processing plant and has entered into grain and feed ingredient purchase contracts to support its live hog operations. The commitment amounts included in the table are based on projected market prices as of December 31, 2008. During 2008, 2007 and 2006, this segment paid $155,400,000, $131,490,000 and $114,921,000, respectively for live hogs purchased under committed contracts.

The Commodity Trading and Milling segment enters into grain purchase contracts and ocean freight contracts, primarily to support firm sales commitments. These contracts are valued based on projected commodity prices as of December 31, 2008. This segment also has short-term freight contracts in place for delivery of future grain sales.

The Power division has entered into a contract for the supply of substantially all fuel required through June 2009 at market-based prices. The fuel commitment shown above reflects the average price per barrel at December 31, 2008 for the minimum number of barrels specified in the agreement.

The Marine segment enters into contracts to time-charter vessels for use in its operations. These contracts range from short-term time-charters for a few months and long-term commitments ranging from one to three years. This segment's charter hire expenses during 2008, 2007 and 2006 totaled $115,877,000, $88,761,000 and
$91,747,000, respectively.

To support the operations of the Pork segment, Seaboard has contract grower finishing agreements in place with farmers to raise a portion of Seaboard's hogs according to Seaboard's specifications under long-term service agreements. Under the terms of the agreements, additional payments would be required if the grower achieves certain performance standards. The contract grower finishing obligations shown above do not reflect these incentive payments which, given current operating performance, total approximately $1,500,000 per year. In the event the farmer is unable to perform at an acceptable level, Seaboard has the right to terminate the contract. During the years ended 2008, 2007 and 2006, Seaboard paid $13,389,000, $13,280,000 and
$13,646,000,   respectively,  under  contract  grower   finishing
agreements.

On May 30, 2008, Seaboard Marine Ltd. ("Seaboard Marine"), entered into an Amended and Restated Terminal Agreement with Miami-Dade County ("County") for Marine Terminal Operations ("Amended Terminal Agreement"), pursuant to which Seaboard Marine renewed its existing Terminal Agreement with the County at the Port of Miami. The Amended Terminal Agreement will enable Seaboard Marine to continue its existing operations at the Port of Miami. The Amended Terminal Agreement has a term through September 30, 2028, with two five-year renewal options, the exercise of which are subject to certain conditions. The total minimum payments over the initial term of the Amended Terminal Agreement approximate $283,000,000. This minimum amount could increase if certain conditions are met. In addition, the Amended Terminal Agreement requires Seaboard Marine to fund approximately $5,000,000 in terminal upgrades subject to certain conditions. The Amended Terminal Agreement also requires the County to make certain improvements to Seaboard Marine's container yard and adjacent berths at the Port of Miami. Seaboard also leases various facilities and equipment under noncancelable operating lease agreements. Rental expense for operating leases amounted to $20,413,000, $17,904,000 and $16,008,000 in 2008, 2007 and
2006, respectively.

Note 12

Stockholders' Equity and Accumulated Other Comprehensive Loss

On August 7, 2007, the Board of Directors authorized Seaboard to repurchase from time to time prior to August 31, 2009 up to $50,000,000 market value of its Common Stock in open market or privately negotiated purchases, of which $14,500,000 remained available at December 31, 2008. Under this repurchase plan, Seaboard used cash to repurchase 3,852 shares of common stock at a total price of $5,012,000 in 2008 and 17,089 shares of common stock at a total price of $30,488,000 in 2007. The stock repurchase will be funded by cash on hand or short-term available borrowing capacity. Shares repurchased are retired and resume status of authorized and unissued shares.

The components of accumulated other comprehensive loss, net of related taxes, are summarized as follows:

                                                    Years ended December 31,
(Thousands of dollars)                             2008       2007       2006

Cumulative foreign currency translation
 adjustment                                    $ (68,211)  $(58,719)  $(55,811)
Unrealized gain on investments                     1,781      1,149      1,361
Unrecognized pension cost                        (45,273)   (21,081)   (28,140)
Net unrealized loss on cash flow hedges                -          -        (55)
Deferred gain on interest rate swaps                   -          -        152

        Accumulated other comprehensive loss   $(111,703)  $(78,651)  $(82,493)

The foreign currency translation adjustment primarily represents the effect of the Argentine peso currency exchange fluctuation on the net assets of the Sugar and Citrus segment. When the Argentine government lifted the one to one parity of the peso to the U.S. dollar at the end of 2001, the peso lost significant value against the dollar. At December 31, 2008, the Sugar and Citrus segment had $176,908,000 in net assets denominated in Argentine pesos, $16,154,000 in net assets denominated in U.S. dollars and $56,638,000 of liabilities denominated in Japanese Yen in Argentina.

As discussed in Note 10, as of December 31, 2006 Seaboard adopted
SFAS 158 resulting in a $25,014,000 increase in unrecognized pension cost net of a deferred tax benefit of $11,253,000.

With the exception of the provision related to the foreign currency translation gains and losses discussed above, which are taxed at a 35% rate, income taxes for components of accumulated other comprehensive loss were recorded using a 39% effective tax rate. For 2008 and 2007, the unrecognized pension cost includes $15,721,000 and $5,457,000, respectively, related to employees at certain subsidiaries for which no tax benefit has been recorded.

Note 13

Segment Information

Seaboard Corporation had four reportable segments through December 31, 2008: Pork, Commodity Trading and Milling, Marine, and Sugar and Citrus, each offering a specific product or service. Seaboard's reporting segments are based on information used by Seaboard's Chief Executive Officer in his capacity as chief operating decision maker to determine allocation of resources and assess performance. Each of the four main segments is separately managed and each was started or acquired independent of the other segments. The Pork segment produces and sells fresh and frozen pork products to further processors, foodservice operators, grocery stores, distributors and retail outlets throughout the United States, and to Japan, Mexico and certain other foreign markets. The Commodity Trading and Milling segment internationally markets wheat, corn, soybean meal, rice and other similar commodities in bulk to third party customers and to non-consolidated foreign affiliates. This segment also operates flour, maize and feed mills in foreign countries. The Marine segment, based in Miami, Florida, provides containerized cargo shipping services between the United States, the Caribbean Basin, and Central and South America. The Sugar and Citrus segment produces and processes sugar, citrus and alcohol in Argentina primarily to be marketed locally. Revenues for All Other segments are primarily derived from the Power division, which operates as an unregulated independent power producer in the Dominican Republic generating power from a system of diesel engines mounted on two barges.

The Pork segment derives approximately 12% percent of its revenues from a few customers in Japan through one agent.
Approximately all of its hourly employees at its Guymon processing plant are covered by a collective bargaining agreement. During the first quarter of 2006, Triumph Foods began production at its new pork processing plant and Seaboard began marketing the Triumph pork products for a fee primarily based on the number of head processed by Triumph Foods. The Triumph Foods plant reached full double shift operating capacity during 2007.

The Pork segment incurred an impairment charge of $7,000,000 related to the Daily's trade name in the fourth quarter of 2008. As of December 31, 2008, the Pork segment has $28,372,000 of goodwill and $17,000,000 of other intangibles not subject to amortization in connection with its acquisition of Daily's. See
Note 2 for further discussion including the potential for additional future impairment of these intangible assets, In addition, as of December 31, 2008, the Pork segment had fixed assets with a net book value of $45,278,000 related to its biodiesel processing plant which began operations during 2008. See Note 6 for discussion of the potential for future impairment of these fixed assets.

In previously filed annual reports, Seaboard had separately reported its Power division as a reportable segment. This division does not meet the technical requirements for reporting as a separate segment and is not expected to in the future. Accordingly, the Power division is now reported as a part of "All Other" and prior periods have been appropriately reclassified. The Power division sells approximately 40% of its power generation to a government-owned distribution company under a short-term contract for which Seaboard bears a concentrated credit risk as this customer, from time to time, has significant past due balances. As of December 31, 2008, this customer account had total billings outstanding of $27,300,000, of which $20,000,000 was reclassified to long-term as of December 31, 2008 based on current collection negotiations.

On March 2, 2009, an agreement became effective under which Seaboard will sell its two power barges in the Dominican Republic for $70,000,000, which will use such barges for private use. The agreement calls for the sale to occur on or around January 1, 2011. Upon the satisfaction of certain conditions, which are expected to be met during March 2009, $15,000,000 will be paid to Seaboard and the $55,000,000 balance of the purchase price will be paid into escrow and paid to Seaboard at the closing of the sale. The book value of the two barges was $23,851,000 as of December 31, 2008. Seaboard will continue to operate these two barges until the closing date of the sale, with an estimated annual depreciation cost of approximately $3,600,000. Seaboard will be responsible for the wind down and decommissioning costs of the barges. Completion of the sale is dependent upon several issues, including meeting certain baseline performance and emission tests. Failure to satisfy or cure any deficiencies could result in the agreement being terminated. Seaboard could be responsible to pay liquidated damages of up to approximately $15,000,000 should it fail to perform its obligations under the agreement, after expiration of applicable cure and grace periods. Seaboard will retain all other physical properties of this business and is considering options to continue its power business in the Dominican Republic after the sale of these assets is completed.

Seaboard's investment in a Bulgarian wine business (the Business) and related losses from this Business are included in the All Other Segments. As discussed in Note 5, after recording its share of operating losses for the fourth quarter of 2007, Seaboard discontinued using the equity method of accounting and wrote-off the remaining investment balance as of December 31, 2007. In 2007 and 2006, Seaboard recorded 50% of the losses from the Business. In June 2008, Seaboard received $1,078,000 from another shareholder of the Business in exchange for the assignment by Seaboard to the shareholder of all rights to
Seaboard's previous loans and advances to the Business. The proceeds of this transaction were recorded in Other Investment Income. In February 2009, Seaboard received approximately $64,000 for all of its remaining shares outstanding in this Business.

The following tables set forth specific financial information about each segment as reviewed by management. Operating income for segment reporting is prepared on the same basis as that used for consolidated operating income. Operating income, along with income from foreign affiliates for the Commodity Trading and Milling segment, is used as the measure of evaluating segment performance because management does not consider interest and income tax expense on a segment basis.

Sales to External Customers:

                                        Years ended December 31,
(Thousands of dollars)               2008         2007         2006

Pork                             $1,125,969   $1,003,790   $1,002,656
Commodity Trading and Milling     1,897,374    1,152,035      735,583
Marine                              958,027      822,221      741,563
Sugar and Citrus                    142,148      125,882      123,378
All Other                           144,286      109,373      104,217
   Segment/Consolidated Totals   $4,267,804   $3,213,301   $2,707,397


Operating Income:

                                        Years ended December 31,
(Thousands of dollars)               2008         2007         2006

Pork                             $  (45,934)  $   39,528   $  138,303
Commodity Trading and Milling        96,517       20,905       37,225
Marine                               62,365      104,156      106,033
Sugar and Citrus                      3,690       15,484       19,184
All Other                             8,878        6,036       10,001
   Segment Totals                   125,516      186,109      310,746
Corporate                            (3,707)     (16,194)     (13,751)
   Consolidated Totals           $  121,809   $  169,915   $  296,995


Income from Foreign Affiliates:

                                        Years ended December 31,
(Thousands of dollars)               2008         2007         2006

Commodity Trading and Milling    $   12,629   $    5,232   $    6,323
Sugar and Citrus                        455          360       (1,060)
All Other                                 -       (1,718)      (1,241)
   Segment/Consolidated Totals   $   13,084   $    3,874   $    4,022

Depreciation and Amortization:

                                        Years ended December 31,
(Thousands of dollars)               2008         2007         2006

Pork                             $   53,288   $   47,258   $   43,744
Commodity Trading and Milling         4,509        4,501        3,974
Marine                               19,994       16,568       13,502
Sugar and Citrus                      8,030        6,510        5,800
All Other                             4,341        4,067        3,955
   Segment Totals                    90,162       78,904       70,975
Corporate                               219          317          283
   Consolidated Totals           $   90,381   $   79,221   $   71,258

Total Assets:

                                                     December 31,
(Thousands of dollars)                            2008         2007

Pork                                          $  800,062   $  783,288
Commodity Trading and Milling                    543,303      447,211
Marine                                           267,268      231,278
Sugar and Citrus                                 225,716      171,978
All Other                                         81,222       71,640
   Segment Totals                              1,917,571    1,705,395
Corporate                                        413,790      388,304
   Consolidated Totals                        $2,331,361   $2,093,699


Investment in and Advances to Foreign Affiliates:

                                                     December 31,
(Thousands of dollars)                            2008         2007

Commodity Trading and Milling                 $   66,578   $   59,538
Sugar and Citrus                                   1,513        1,168
   Segment/Consolidated Totals                $   68,091   $   60,706


Capital Expenditures:

                                        Years ended December 31,
(Thousands of dollars)               2008         2007         2006

Pork                             $   52,649   $   78,085   $   30,324
Commodity Trading and Milling         4,333        3,013        4,024
Marine                               46,309       61,045       30,429
Sugar and Citrus                     30,964       21,424       18,379
All Other                               364          580        1,140
   Segment Totals                   134,619      164,147       84,296
Corporate                                15           26        1,590
   Consolidated Totals           $  134,634   $  164,173   $   85,886

Administrative services provided by the corporate office allocated to the individual segments represent corporate services rendered to and costs incurred for each specific division with no allocation to individual segments of general corporate management oversight costs. Corporate assets include short-term investments, other current assets related to deferred compensation plans, fixed assets, deferred tax amounts and other miscellaneous items. Corporate operating losses represent certain operating costs not specifically allocated to individual segments.

Geographic Information

Seaboard had sales in South Africa totaling $437,362,000, $322,998,000 and $172,067,000 for the years ended December 31, 2008, 2007 and 2006, respectively, representing approximately 10%, 10% and 6% of total sales for each respective year. No other individual foreign country accounted for 10% or more of sales to external customers.

The following table provides a geographic summary of net sales based on the location of product delivery.

                                            Years ended December 31,
(Thousands of dollars)                   2008         2007        2006

United States                        $  924,470   $  936,825  $1,027,295

Caribbean, Central and South America  1,726,789    1,151,032     845,577

Africa                                1,269,505      810,084     588,050

Pacific Basin and Far East              162,122      154,127     147,560

Canada/Mexico                           143,665       91,513      78,044

Eastern Mediterranean                    23,719       43,136       3,979

Europe                                   17,534       26,584      16,892

 Totals                              $4,267,804   $3,213,301  $2,707,397

The following table provides a geographic summary of Seaboard's long-lived assets according to their physical location and primary port for the vessels.

                                                        December 31,
(Thousands of dollars)                                2008        2007

United States                                     $  594,908  $  593,271

Argentina                                             85,156      68,545

Dominican Republic                                    30,234      39,229

All other                                             54,444      29,350

 Totals                                           $  764,742  $  730,395

At December 31, 2008 and 2007, Seaboard had approximately $168,303,000 and $183,647,000, respectively, of foreign receivables, excluding receivables due from foreign affiliates, which generally represent more of a collection risk than the domestic receivables. Management believes its allowance for doubtful accounts is adequate.

                       Stockholder Information

Board of Directors
_______________________________________________________________________________

Steven J. Bresky                          Kevin M. Kennedy
Director and Chairman of the              Director
Board                                     Chief Financial Officer,
President and Chief Executive             Nautilus Holdings Ltd.
Officer
                                          Joseph E. Rodrigues
David A. Adamsen                          Director
Director                                  Retired, former Executive
Vice President - Wholesale                Vice President and
Sales,                                    Treasurer
C&S Wholesale Grocers

Douglas W. Baena
Director
Chief Executive Officer,
CreditAmerica Corporation

Officers
_______________________________________________________________________________

Steven J. Bresky                          Ralph L. Moss
President and Chief Executive             Vice President, Governmental
Officer                                   Affairs

Robert L. Steer                           David S. Oswalt
Senior Vice President, Chief              Vice President, Taxation and
Financial Officer                         Business Development

David M. Becker                           Ty A. Tywater
Vice President, General Counsel           Vice President, Audit Services
and Secretary
                                          John A. Virgo
Barry E. Gum                              Vice President, Corporate
Vice President, Finance and               Controller and Chief Accounting
Treasurer                                 Officer

James L. Gutsch                           Adriana N. Hoskins
Vice President, Engineering               Assistant Treasurer


Chief Executive Officers of Principal Seaboard Operations
_______________________________________________________________________________

Rodney K. Brenneman                Richard A. Watt
Pork                               Sugar & Citrus

David M. Dannov                    Armando G. Rodriguez
Commodity Trading and Milling      Power

Edward A. Gonzalez
Marine



Stock Transfer Agent and           Availability of 10-K Report
Registrar of Stock                 ____________________________________________
________________________________
                                   Seaboard files its Annual
Computershare Trust Company,       Report on Form 10-K with the
N.A.                               Securities and Exchange
P.O. Box 43078                     Commission.  Copies of the
Providence, Rhode Island 02940-     Form 10-K for fiscal 2008 are
3078                               available without charge by
(800) 884-4225                     writing Seaboard Corporation,
                                   9000 West 67th Street, Shawnee
Auditors                           Mission, Kansas 66202,
________________________________   Attention: Shareholder
                                   Relations or via the Internet
KPMG LLP                           at.
1000 Walnut, Suite 1000            http://www.seaboardcorp.com/in
Kansas City, Missouri 64106        vestors/Annual.aspx
                                   Seaboard provides access to its
Stock Listing                      most recent Form 10-K, 10-Q and
________________________________   8-K reports on its Internet
                                   website, free of charge, as
Seaboard's common stock is         soon as reasonably practicable
traded on the NYSE Alternext       after those reports are
US (formerly, American Stock       electronically filed with the
Exchange) under the symbol         Securities and Exchange
SEB.  Seaboard had 191             Commission.
shareholders of record of its
common stock as of February 6,
2009.