Form 10-K, Exhibit 13
period 2009-12-31
SEABOARD CORP /DE/
filed 2010-03-05
CIK 88121

SEABOARD
                     CORPORATION



                 2009 Annual Report

 Description of Business

 Seaboard Corporation is a diversified international agribusiness and transportation company. In the United States, Seaboard is primarily engaged in pork production and processing, and ocean transportation. Overseas, Seaboard is primarily engaged in commodity merchandising, grain processing, sugar production, and electric power generation.

 Table of Contents

  Letter to Stockholders                                        2

  Division Summaries                                            4

  Principal Locations                                           6

  Summary of Selected Financial Data                            7

  Company Performance Graph                                     8

  Quarterly Financial Data (unaudited)                          9

  Management's Discussion & Analysis of Financial Condition
   and Results of Operations                                   10

  Management's Responsibility for Consolidated Financial
   Statements                                                  25

  Management's Report on Internal Control over Financial
   Reporting                                                   25

  Report of Independent Registered Public Accounting Firm on
   Consolidated Financial Statements                           26

  Report of Independent Registered Public Accounting Firm on
   Internal Control over Financial Reporting                   27

  Consolidated Statements of Earnings                          28

  Consolidated Balance Sheets                                  29

  Consolidated Statements of Cash Flows                        30

  Consolidated Statements of Changes in Equity                 31

  Notes to Consolidated Financial Statements                   32

  Stockholder Information                                      60

This report, including information included or incorporated by reference in this report, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Seaboard Corporation and its subsidiaries (Seaboard). Forward-looking statements generally may be identified as statements that are not historical in nature; and statements preceded by, followed by or that include the words "believes," "expects," "may," "will," "should," "could," "anticipates," "estimates," "intends," or similar expressions. In more specific terms, forward-looking statements, include, without limitation: statements concerning the projection of revenues, income or loss, capital expenditures, capital structure or other financial items, including the impact of mark-to-market accounting on operating income; statements regarding the plans and objectives of management for future operations; statements of future economic performance; statements regarding the intent, belief or current expectations of Seaboard and its management with respect to: (i) Seaboard's ability to obtain adequate financing and liquidity, (ii) the price of feed stocks and other materials used by Seaboard, (iii) the sales price or market conditions for pork, grains, sugar and other products and services, (iv) statements concerning management's expectations of recorded tax effects under certain circumstances, (v) the volume of business and working capital requirements associated with the competitive trading environment for the Commodity Trading and Milling segment,
(vi)   the  charter  hire rates and fuel  prices  for  vessels,
(vii) the stability of the Dominican Republic's economy, fuel costs and related spot market prices and collection of receivables in the Dominican Republic, (viii) the ability of Seaboard to sell certain grain inventories in foreign countries at a current cost basis and the related contract performance by customers, (ix) the effect of the fluctuation in foreign currency exchange rates, (x) statements concerning profitability or sales volume of any of Seaboard's segments,
(xi) the anticipated costs and completion timetable for Seaboard's scheduled capital improvements, acquisitions and dispositions, (xii) the impact from the H1N1 flu incident on the demand and overall market prices for pork products or
(xiii) other trends affecting Seaboard's financial condition or results of operations, and statements of the assumptions underlying or relating to any of the foregoing statements.

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

                     Letter to Stockholders

This was a challenging year for us financially as we suffered through both the general worldwide recession plus certain industry and country specific disruptions. With operations in 39 countries in a broad mix of industries, it is practically impossible to hit on all cylinders; on the other hand, this diversification fuels our growth and reduces volatility in our financial results. Globally, we can always count on supply and demand imbalances, political and economic disruptions and extraordinary natural and man-made disasters to create both challenges and opportunities. Controlling those areas which are within our control namely, quality of product, service and costs, and maintaining an effective operating environment and a well-defined culture, remain our goal at Seaboard. In this regard, we have not wavered in 2009.

Although net income for 2009 was down 37% from 2008, operating income, a more indicative reflection of performance, was down 80% year to year, from $121.8 million to $23.7 million. Gross margins have narrowed overall and we are mindful of the trend of our increased general and administrative expenses. Our balance sheet remains extremely strong with plenty of liquidity to fund working capital increases, weather unexpected losses and make substantial investments should opportunities arise. Over the last four years, we have spent almost $440 million in capital improvements to drive growth and to keep us operationally efficient and cost effective. We continue to monitor the marketplace in search of investments which are strategic and long-term in nature in hopes of finding complementary and synergistic businesses to augment our existing portfolio.

It's  hard  to  imagine a more chaotic year than  2008  but  2009 proved to be even more extraordinary for us. Specifically, we suffered through the havoc created by the H1N1 virus as it impacted the entire protein sector, including Seaboard Foods. This resulted in a sharp reduction in prices and volumes for several months. In addition, political forces took their toll in certain countries: in Argentina, with domestic price controls; in Venezuela, with nationalization of certain ports of call and in the U.S., with the increased role and impact of the federal government in the economy and commercial markets. Although each of these events affected us negatively, our diversification in business segments and geographic locations allowed us to cushion the blow and no single event caused irreparable or irreversible damage. As we expand our reach worldwide and broaden our interests, the probability of adverse incidents increases but with a lesser impact on the company overall.

While pork processing and further processing margins continued to produce good results, losses from hog production more than offset those positive results. The H1N1 flu and recessionary factors contributed to lower product prices by reducing overall demand. While 2009 was a difficult year for everyone in the industry, we remain extremely confident that the attributes of vertical
integration   such   as   food  safety,   product   quality   and
consistency will provide us a competitive advantage over the long-term. Hog producers cannot sustain continued losses and although processors know this, competing meats, uncertainty in the export markets and permanent changes in feed grain usage/demand have resulted in an environment which has created volatility in our earnings. Ultimately, we believe the US will adapt to these changes by continuing to enlarge the supply of grain and by satisfying protein demand through efficient animal production and processing.

Including our marketing agreement with Triumph Foods, Seaboard Foods markets about 9% market share of all pork processed in the U.S., making us the fourth largest pork processor. We are also the second largest hog producer in the U.S. It is our intention to leverage this position to capture additional margins with a broader mix of value-added products, retail alliances and further processing activities.

Aside from these macro issues, we continue to launch new products for foodservice and retail markets in both the U.S. and abroad. With consistent quality, food safety and farm to market identification, we expect our vertically integrated system to continue to provide us significant opportunities as these issues become more and more important to end consumers in both domestic and export markets. We are hopeful that the toughest times are behind us.

Ocean transportation is one of the best indicators in gauging the health of the global economy and multi-lateral trade. Consistent with the worldwide recession and contracted global trade, both Seaboard Marine volumes and overall freight rates decreased in 2009. The strength of our many trade lanes depends on the health of tourism, textiles, mining and GNP growth in the Caribbean Basin and Latin America. This year marked the first decrease in year-over-year unit volumes for Seaboard Marine in over a decade. Many of our global competitors have suffered enormous losses over the last year due to shrinking trade volumes and overcapacity. Price wars ensued early in the year seemingly without regard for financial consequences. As trade patterns began to stabilize, shipping companies throughout the world began the process of reducing capacity in a variety of ways to match trade volumes. Due to reduced demand, ship charter rates decreased significantly and we were able to take advantage of these cost savings. Over the last several years, we have upgraded our container fleet and cargo handling equipment and with the decline in ship values, we continue to reconfigure our fleet through a combination of chartered and owned tonnage. This is a great opportunity to utilize more modern, efficient and versatile vessels.

Sadly, our weekly service into Port-au-Prince, Haiti was interrupted by the devastating earthquake on January 12, 2010. We are currently maintaining our service via a twice weekly feeder vessel from Kingston, Jamaica through the temporary use of a sister company's grain berth in Laffiteau, Haiti. Despite the tragedy, it has been gratifying to see Seaboard Marine and Commodity Trading and Milling (CT&M) work together to quickly and creatively provide the transportation and discharge facilities needed for critical relief and commercial cargoes.

Although many shipping lines drastically scaled back and suffered tremendous financial losses in 2009, Seaboard Marine stayed the course. All routes were maintained at a high service level. The philosophy of creative and responsive customer service will continue. Having created a network of strong port to port connections throughout the Caribbean Basin and Latin America over the years, Seaboard Marine remains well positioned to take advantage of growing trade volumes within the Western Hemisphere as the world economy recovers.

2009 proved to be another outstanding year for CT&M, an impressive result given the panic at the beginning of the year with commodity prices in a freefall. Maintaining normal inventory and forward positions for our grain processing facilities had a negative impact on earnings. However, our access to liquidity and lower replacement cost inputs allowed our operations to retain solid margins. The quick rebound in the freight markets also supported CT&M's earnings as our ocean freight ownership contributed to bottom line results.

CT&M continues to expand its trading business to satisfy affiliate and third party raw material requirements by opening up new origins of supply, improving logistics through greater control of vessel transportation and modernizing port infrastructures. In lesser developed countries, controlling as many components of the supply chain as possible becomes critical to quality of service. Toward this end, we have opened commodity and freight trading offices in Europe, Latin America and the U.S. and we continue to pursue potential investments in selected grain origination markets. In addition, we are expanding our presence in specialty commodities through investments in infrastructure in Canada, rice milling assets in Guyana and a trading company acquisition which we expect to close in the near future. This year we have been successful in further integrating our milling and trading businesses by moving more products through our destination markets. This affords us a greater degree of security and product integrity. In 2010, we plan to further expand this model to move more cargo through our sister division, Seaboard Marine, and thus exercise more transactional control of our commodity trade.

CT&M plans to pursue the expansion of its industrial operations through the acquisition or green-field development of additional grain based businesses, down-stream industries such as poultry, baking and pasta and the expansion and renovation of our existing mill capacity in several markets. Our grain processing facilities remain a critical piece of our integrated supply chain model.

Tragically, the massive earthquake in Haiti took the lives of 15 employees of Les Moulins d' Haiti, our non-consolidated milling operation near Port-au-Prince. Fortunately, the warehouse and storage facilities remain operational and adequate insurance coverage was in place allowing Les Moulins d' Haiti to rebuild and expand capacity. We expect to resume milling operations in early 2011. Many of our employees and their families have lost their homes and suffered terribly as a result of this disaster. It is our intention to continue to support our employees in part through continued employment to support general cargo handling and flour merchandising through our private port facilities.

Tabacal has made significant progress toward maximizing the long-term value of its land and assets through the conversion of sugar cane into sugar, alcohol and energy. Despite some minor setbacks, this business should be well positioned to take advantage of an improved world sugar and alcohol outlook. In the latter half of 2009, world sugar prices rose sharply. This was triggered by India's short crop and continued competition for sugar cane from ethanol. In particular, Brazilian sugar production continues to compete directly with ethanol demand for domestic and export consumption and sugar prices have risen in tandem with those of virtually all fossil fuel sources. Similarly, Argentina has recently implemented a program requiring the blending of ethanol into gasoline. This government program should help develop alcohol as a much needed source of energy as well as help stabilize the financial returns for land use.

Although we have seen a troubling decline in operating income over the last five years, we are not demoralized. In fact, in the face of these uncertain times, our diversified and integrated structure has proven to be a durable and sustainable model.
Moreover,  our  success stems from the people  who  have  devoted their careers to Seaboard, who, I believe, display a genuine sense of ownership and pride. Our people have helped to successfully carry us through good times and bad. In consistently adhering to the goal of producing quality products and services to our customers, maintaining a competitive spirit and conducting ourselves with professionalism, integrity and respect, we should continue to enjoy a good measure of success.


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

Seaboard's processing facility is located in Guymon, Oklahoma. The facility has a daily double shift capacity to process approximately 18,500 hogs and generally operates at capacity with additional weekend shifts depending on market conditions. Seaboard produces and sells fresh and frozen pork products to further processors, foodservice operators, grocery stores, distributors and retail outlets throughout the United States. Seaboard also sells to distributors and further processors in Japan, Mexico and other foreign markets. Hogs processed at the plant principally include Seaboard raised hogs as well as hogs raised by third parties purchased under contract and in the spot market.

Seaboard's hog production facilities consist of genetic and commercial breeding, farrowing, nursery and finishing buildings located in Oklahoma, Kansas, Texas and Colorado. These facilities have a capacity to produce approximately 4.0 million hogs annually. Seaboard owns and operates six centrally located feed mills to provide formulated feed to these facilities.

Seaboard's Pork Division also owns two bacon processing plants located in Salt Lake City, Utah and Missoula, Montana. The processing plants produce sliced and pre-cooked bacon primarily for food service. These operations enabled Seaboard to expand its integrated pork model into value-added products and to enhance its ability to extend production to include other further processed pork products.

In the second quarter of 2008, Seaboard commenced production of biodiesel at a facility constructed in Guymon, Oklahoma. The biodiesel is produced from pork fat from Seaboard's Guymon pork processing plant and from animal fat supplied by non-Seaboard facilities. The biodiesel is sold to third parties. The facility can also produce biodiesel from vegetable oil. Also, during 2009 Seaboard completed construction of and began operations at a majority-owned ham-boning and processing plant in Mexico.

Seaboard's Pork Division has an agreement with a similar size pork processor, Triumph Foods LLC (Triumph), to market all of the pork products produced at Triumph's plant in St. Joseph, Missouri. Pursuant to this agreement, Seaboard is able to provide the same quality products to its customers that are produced in its own facilities. Seaboard markets the pork products for a fee primarily based on the number of head processed by Triumph Foods and is entitled to be reimbursed for certain expenses.

Commodity Trading & Milling Division

Seaboard's Commodity Trading & Milling Division markets wheat, corn, soybean meal, rice and other similar commodities in bulk overseas to third party customers and affiliated companies. These commodities are purchased worldwide with primary destinations in Africa, South America, and the Caribbean.

The division annually sources, transports and markets up to approximately 4.5 million metric tons of wheat, corn, soybean meal, rice and other related commodities to the food and animal feed industries. The division efficiently provides quality products and reliable services to industrial customers in selected markets. Seaboard integrates the delivery of commodities to its customers primarily through the use of company owned and chartered bulk carriers.

Seaboard's Commodity Trading and Milling Division has facilities in 17 countries. The commodity trading business operates through eight offices in seven countries and one non-consolidated affiliate location in South America. The grain processing businesses operate facilities at 24 locations in 12 countries and include four consolidated and nine non-consolidated affiliates in Africa, South America, and the Caribbean. These businesses produce approximately 2.5 million metric tons of finished product per year.

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

Seaboard's marine fleet consists of 12 owned and approximately 22 chartered vessels, as well as dry, refrigerated and specialized containers and other related equipment. Seaboard is the largest shipper in terms of cargo volume to and from the Port of Miami. Seaboard Marine provides direct service to 25 countries. Seaboard also provides extended service from our domestic ports of call to and from multiple foreign destinations through a network of connecting carrier agreements with major regional and global carriers.

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

Other Divisions

In Argentina, Seaboard is involved in the production and refining of sugar. The sugar is primarily marketed locally with some exports to the United States, other South American countries and Europe. Seaboard's mill, one of the largest in Argentina, has a processing capacity of approximately 250,000 metric tons of sugar and approximately 14 million gallons of alcohol (hydrated and dehydrated) per year. The mill is located in the Salta Province of northern Argentina with administrative offices in Buenos Aires. Approximately 60,000 acres of land owned by Seaboard in Argentina is planted with sugar cane, which supplies the majority of the raw product processed by the mill. Depending on local market conditions, sugar may also be purchased from third parties for resale. During 2008 this division began construction of a 40 megawatt cogeneration power plant, which is expected to be completed in the third quarter of 2010. In addition, in the first quarter of 2010, the Company began sales of dehydrated alcohol to certain local oil companies under the national bio-ethanol program which requires alcohol to be blended with gasoline.

Seaboard owns two floating electric power generating facilities in the Dominican Republic, consisting of a system of diesel engines mounted on barges with a combined rated capacity of approximately 112 megawatts. Seaboard operates as an independent power producer generating electricity for the local power grid. Seaboard is not directly involved in the transmission or distribution of electricity but does have contracts to sell directly to third party users. Electricity is sold under contract to certain large commercial users, under a short-term contract that expires at the end of March 2010 with a government-owned distribution company and on the spot market that is accessed by three wholly government-owned distribution companies and limited others. On March 2, 2009, an agreement became effective under which Seaboard will sell the two barges. The agreement calls for the sale to occur on or around January 1, 2011. Completion of the sale is dependent upon the satisfaction of several conditions, including meeting certain baseline performance and emission tests. Failure to satisfy or cure any deficiencies could result in the agreement being terminated. Seaboard is considering options to continue its power business in the Dominican Republic after the sale of these assets is completed.

Seaboard  processes  jalapeno peppers at its plant  in  Honduras.
These  products  are  shipped to the United  States  on  Seaboard
Marine vessels and distributed from Seaboard's port facilities.

                               Principal Locations


Corporate Office

Seaboard Corporation     Minoterie de Matadi,       Seaboard de Colombia, S.A.
Merriam, Kansas           S.A.R.L.*                  Colombia
                           Democratic Republic of
                           Congo                    Seaboard de Nicaragua, S.A.
Pork                                                 Nicaragua
                         Minoterie du Congo, S.A.
Seaboard Foods LLC        Republic of Congo         Seaboard del Peru, S.A.
Pork Division Office                                 Peru
 Merriam, Kansas         Moderna Alimentos, S.A.*
                         Molinos Champion, S.A.*    Seaboard Freight & Shipping
Processing Plant          Ecuador                    Jamaica Limited
 Guymon, Oklahoma                                     Jamaica
                         National Milling Company
Live Production           of Guyana, Inc.           Seaboard Honduras, S. de
 Operation Offices         Guyana                    R.L. de C.V.
  Julesburg, Colorado                                 Honduras
  Hugoton, Kansas        National Milling
  Leoti, Kansas           Corporation Limited       Seaboard Marine Bahamas
  Liberal, Kansas          Zambia                    Ltd.
  Rolla, Kansas                                       Bahamas
  Guymon, Oklahoma       Rafael del Castillo &
  Hennessey, Oklahoma     Cia. S.A.*                Seaboard Marine (Trinidad)
  Optima, Oklahoma         Colombia                  Ltd.
                                                      Trinidad
Processed Meats          Seaboard West Africa
 Salt Lake City, Utah     Limited                   Seaboard Marine of Haiti,
 Missoula, Montana         Sierra Leone              S.E.
                                                      Haiti
High Plains Bioenergy,   Unga Holdings Limited*
 LLC                      Kenya and Uganda          SEADOM, S.A.
  Guymon, Oklahoma                                   Dominican Republic
                         Marine
Seaboard de Mexico                                  SeaMaritima S.A. de C.V.
 USA LLC                 Seaboard Marine Ltd.        Mexico
  Mexico                  Marine Division Office
                           Miami, Florida           Sugar
Commodity Trading
 & Milling               Port Operations            Ingenio y Refineria San
                          Brooklyn, New York         Martin del Tabacal SRL
Commodity Trading         Fernandina Beach, Florida   Argentina
 Operations               Houston, Texas
  Bermuda                 Miami, Florida            Power
  Colombia                New Orleans, Louisiana
  Ecuador                                           Transcontinental Capital
  Greece                  Agencias Generales         Corp. (Bermuda) Ltd.
  Miami, Florida           Conaven, C.A.              Dominican Republic
  Peru*                     Venezuela
  South Africa                                      Other
  Switzerland             Agencia Maritima del
                           Istmo, S.A.              Mount Dora Farms de
Fairfield Rice Inc.*        Costa Rica               Honduras, S.R.L.
 Guyana                                               Honduras
                          Cayman Freight Shipping
Les Moulins d'Haiti        Services, Ltd.           Mount Dora Farms Inc.
 Haiti                      Cayman Islands           Houston, Texas

Lesotho Flour Mills       JacintoPort International
 Limited*                  LLC
  Lesotho                   Houston, Texas

Life Flour Mill Ltd.*     Representaciones Maritimas
 Premier Feeds Mills       y Aereas, S.A.
 Company Limited*           Guatemala
  Nigeria
                          Sea Cargo, S.A.
                           Panama

*Represents a non-controlled, non-consolidated affiliate

                      Summary of Selected Financial Data

                                          Years ended December 31,
(Thousands of dollars except per share amounts)

                            2009       2008       2007       2006       2005

Net sales               $3,601,308 $4,267,804 $3,213,301 $2,707,397 $2,688,894

Operating income        $   23,723 $  121,809 $  169,915 $  296,995 $  320,045

Net earnings
 attributable to
 Seaboard               $   92,482 $  146,919 $  181,332 $  258,689 $  266,662

Basic earnings per
 common share           $    74.74 $   118.19 $   144.15 $   205.09 $   212.20

Diluted earnings per
 common share           $    74.74 $   118.19 $   144.15 $   205.09 $   211.94

Total assets            $2,337,133 $2,331,361 $2,093,699 $1,961,433 $1,816,321

Long-term debt, less
 current maturities     $   76,532 $   78,560 $  125,532 $  137,817 $  201,063

Stockholders' equity    $1,545,419 $1,463,578 $1,355,199 $1,242,410 $1,013,904

Dividends per common
 share                  $     3.00 $     3.00 $     3.00 $     3.00 $     3.00

Seaboard Corporation, and affiliated companies in its Commodity Trading and Milling segment, resolved a dispute with a third party related to a 2005 transaction. As a result, Seaboard Overseas Limited received $16,787,000, net of expenses, or $13.57 per common share in the third quarter of 2009 included in other income. There was no tax expense on this transaction. See Note 11 to the Consolidated Financial Statements for further discussion.

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

                  Company Performance Graph

The Securities and Exchange Commission requires a five-year comparison of stock performance for Seaboard with that of an appropriate broad equity market index and similar industry index. Seaboard's common stock is traded on the NYSE Amex Equities (formerly the NYSE Alternext US) and provides an appropriate comparison for Seaboard's stock performance. Because there is no single industry index to compare stock performance, the companies comprising the Dow Jones Food and Marine Transportation Industry indices (the "Peer Group") were chosen as the second comparison.

The following graph shows a five-year comparison of cumulative total return for Seaboard, the NYSE Amex Equities Index and the companies comprising the Dow Jones Food and Marine Transportation Industry indices weighted by market capitalization for the five fiscal years commencing December 31, 2004, and ending December 31, 2009. The information presented in the performance graph is historical in nature and is not intended to represent or guarantee future returns.

            COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
       Among Seaboard Corporation, The NYSE Amex Composit Index
                          And A Peer Group

                The graph depicts data points below.

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

The comparison of cumulative total returns presented in the above graph was plotted using the following index values and common stock price values:
                     12/31/04  12/31/05  12/31/06  12/31/07  12/31/08  12/31/09
 Seaboard Corporation $100.00   $151.74   $177.61   $148.15   $120.61   $136.64
 NYSE Amex Equities   $100.00   $125.80   $150.40   $178.95   $108.56   $147.27
 Peer Group           $100.00   $ 94.79   $114.71   $124.67   $ 95.96   $115.61

Quarterly Financial Data (unaudited)

(UNAUDITED)
(Thousands of dollars except per share amounts)

                               1st       2nd        3rd        4th    Total for
                             Quarter   Quarter    Quarter    Quarter   the Year
2009

Net sales                  $ 917,568 $ 869,830 $  854,625 $  959,285 $3,601,308

Operating income           $  16,042 $   2,769 $   (2,679)$    7,591 $   23,723

Net earnings attributable
 to Seaboard               $  15,973 $  26,919 $   36,715 $   12,875 $   92,482

Earnings per common share  $   12.89 $   21.76 $    29.69 $    10.41 $    74.74

Dividends per common share $    0.75 $    0.75 $     0.75 $     0.75 $     3.00

Closing market price range per common share:

                  High     $1,215.00 $1,285.00 $ 1,382.82 $ 1,549.00

                  Low      $  805.00 $  935.00 $ 1,040.00 $ 1,172.00

_______________________________________________________________________________

2008

Net sales                  $ 993,668 $ 999,951 $1,131,691 $1,142,494 $4,267,804

Operating income           $  59,382 $   3,096 $   31,714 $   27,617 $  121,809

Net earnings attributable
 to Seaboard               $  70,027 $  20,963 $   32,905 $   23,024 $  146,919

Earnings per common share  $   56.28 $   16.85 $    26.47 $    18.55 $   118.19

Dividends per common share $    0.75 $    0.75 $     0.75 $     0.75 $     3.00

Closing market price range per common share:

                  High     $1,645.00 $1,854.00 $ 1,826.00 $ 1,359.00

                  Low      $1,251.00 $1,470.00 $ 1,210.00 $   795.00

_______________________________________________________________________________

Seaboard Corporation, and affiliated companies in its Commodity Trading and Milling segment, resolved a dispute with a third party related to a 2005 transaction. As a result, Seaboard Overseas Limited received $16,787,000, net of expenses, or $13.57 per common share in the third quarter of 2009 included in other income. There was no tax expense on this transaction. See Note 11 to the Consolidated Financial Statements for further discussion.

During the first and second quarters of 2009, Seaboard repurchased 3,233 and 435 common shares respectively, as authorized by Seaboard's Board of Directors. During the first, third and fourth quarters of 2008, Seaboard repurchased 369, 2,390 and 1,093 common shares respectively, as authorized by Seaboard's Board of Directors. See Note 12 to the Consolidated Financial Statements for further discussion.

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

               Management's Discussion & Anaylsis


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

Pork Segment

The Pork segment is primarily a domestic business with some export sales to Japan, Mexico, and other foreign markets. Revenues from the sale of pork products are primarily generated from a single hog processing plant in Guymon, Oklahoma, which operates at daily double shift processing capacity of 18,500 hogs, two bacon further processing plants located in Salt Lake City, Utah and Missoula, Montana, and a ham-boning and processing plant in Mexico. In 2009, Seaboard raised approximately 75% of the hogs processed at the Guymon plant with the remaining hog requirements purchased primarily under contracts from independent producers. This segment is Seaboard's most capital intensive segment with approximately 62% of Seaboard's fixed assets and material dollar amounts for live hog inventories.

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

The Pork segment also produces biodiesel to be sold to third parties. Biodiesel is produced from pork fat from Seaboard's Guymon pork processing plant and from animal fat provided by other parties. The processing plant also can produce biodiesel from vegetable oil. This plant was completed in the second quarter of 2008. See Note 6 to the Consolidated Financial Statements for discussion on the expired federal tax credits for the operation. Also, during 2009 Seaboard completed construction of and began operations at a majority-owned ham-boning and processing plant in Mexico.

The Pork segment has an agreement with a similar size pork processor, Triumph Foods LLC (Triumph), to market all of the pork products produced at Triumph's plant in St. Joseph, Missouri. The Pork segment markets the related pork products for a fee primarily based on the number of head processed by Triumph Foods. This plant has a capacity similar to that of Seaboard's Guymon plant and operates upon an integrated model similar to that of Seaboard's. Seaboard's sales prices for its pork products are primarily based on a margin sharing arrangement that considers the average sales price and mix of products sold from both Seaboard's and Triumph Food's hog processing plants.

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

             Management's Discussion & Anaylsis

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

Marine Segment

The Marine segment provides containerized cargo shipping services primarily from the United States to 25 countries in the Caribbean Basin, Central and South America. As a result, fluctuations in economic conditions or unstable political situations in the regions or countries in which Seaboard operates can affect import/export trade volumes. When certain regions or countries experienced such conditions, Seaboard's volumes and operating profits were significantly affected. In addition, containerized cargo rates can fluctuate depending on local supply and demand for shipping services. This segment time-charters or leases the majority of its ocean cargo vessels and is thus affected by fluctuations in charter hire rates as well as fuel costs.

As a result of the recent global downturn in containerized trade, there soon could be distressed assets such as vessels and handling equipment available at attractive prices. Seaboard will carefully evaluate such opportunities. Seaboard also continues to explore ways to increase volumes on existing routes while seeking opportunities to broaden its route structure in the region.

Sugar Segment

Seaboard's Sugar segment operates a vertically integrated sugar complex in Argentina. This segment's sales and operating income are significantly affected by local and worldwide sugar prices. Yields from the Argentine sugar harvest can have an impact on the local price of sugar. Also, but to a lesser degree, price fluctuations in the world market can affect local sugar prices and export sales volumes and prices. Depending on local market conditions, this business purchases from third parties sugar for resale. Over the past several years, Seaboard made various modifications to this business to improve the efficiency of its operations and expand its sugar and alcohol operations. In the first quarter of 2010, the Company began sales of dehydrated alcohol to certain local oil companies under the national bio-ethanol program which requires alcohol to be blended with gasoline.

Prior to the first quarter of 2009, the Sugar segment was named Sugar and Citrus reflecting the citrus and related juice operations of this business. During the first quarter of 2009, management reviewed its strategic options for the citrus business in light of a continually difficult operating environment. In the first quarter of 2009, management decided not to process, package or market the 2009 harvest for the citrus and related juice operations. In the second quarter of 2009, management decided to integrate and transform some of the land previously used for citrus production into sugar cane production.

The functional currency of the Sugar segment is the Argentine peso. The currency exchange rate can have an impact on reported U.S. dollar sales, operating income and cash flows. Financing needs for the foreseeable future will remain high for this operation as a result of ongoing expansion of sugar production and construction of a 40 megawatt cogeneration power plant expected to be completed in the third quarter of 2010. Seaboard continues to explore ways to improve and expand its existing operations while considering other alternatives to expand this segment.

Power Segment

Seaboard's Power segment operates as an unregulated independent power producer in the Dominican Republic (DR) generating power from diesel engines mounted on two barges. This segment's financing needs have been minimal for the existing operations. During the past few years, operating cash flows have fluctuated from inconsistent customer collections. Seaboard has contracts to sell approximately 20% of the power it generates to certain government-approved commercial large users under long-term contracts. Seaboard also has a short-term contract that expires at the end of March 2010 for approximately 34% of its power with a government-owned distribution company. This short-term contract exposes Seaboard to a concentrated credit risk as the customer, from time to

              Management's Discussion & Anaylsis

time, has significant past due balances. Energy produced in excess of contracted amounts is sold on the spot market primarily to three wholly government-owned distribution companies or other power producers who lack sufficient power production to service their customers.

The DR regulatory body schedules power production based on the amount of funds available to pay for the power produced and the relative costs of the power produced. Fuel is the largest cost component, but increases in fuel prices generally have been passed on to customers. See Note 13 to the Consolidated Financial Statements for discussion on a pending sale of the two barges in the near future. Seaboard is considering options to continue its power business in the Dominican Republic after the sale is completed. In addition, from time to time Seaboard pursues additional investment opportunities in the power industry.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Sources and Uses of Cash

Cash and short-term investments as of December 31, 2009 increased $95.9 million from December 31, 2008. The increase was the result of cash generated by operating activities of $246.4 million, $16.8 million received from a gain on a disputed sale as discussed in Note 11 to the Consolidated Financial Statements and $15.0 million received for the potential sale of power barges, as discussed in Note 13 to the Consolidated Financial Statements. During 2009, cash was used to reduce notes payable by $95.1 million, to reduce long-term debt by $46.9 million and for capital expenditures of $54.3 million. Cash from operating activities for 2009 increased $135.1 million compared to 2008, primarily as a result of decreases in working capital items of accounts receivable and inventory in 2009 compared to increases in 2008, partially offset by lower net earnings in 2009 compared to 2008.

Cash and short-term investments as of December 31, 2008 increased $39.3 million from December 31, 2007, while cash from operating activities was $111.3 million for 2008. The increase was primarily the result of the combination of cash from operating activities, an increase in notes payable of $79.4 million in excess of cash used for capital expenditures of $134.6 million, scheduled principal payments of long-term debt of $11.7 million and $5.0 million used to repurchase common stock as discussed in
Note 12 to the Consolidated Financial Statements. Cash from operating activities for 2008 decreased $34.6 million compared to 2007, primarily reflecting lower net earnings for the year.

Capital Expenditures, Acquisitions and Other Investing Activities

During 2009 Seaboard invested $54.3 million in property, plant and equipment, of which $15.2 million was expended in the Pork segment, $14.7 million in the Marine segment, $21.6 million in the Sugar segment and $2.8 million in the remaining businesses. For the Pork segment, the expenditures were primarily for improvements to existing hog facilities, upgrades to the Guymon pork processing plant and construction of the ham-boning and processing plant in Mexico. The ham-boning and processing plant was completed in the second quarter of 2009. For the Marine segment, $10.3 million was spent to purchase cargo carrying and handling equipment. In the Sugar segment, $13.8 million was used for development of the cogeneration power plant with the remaining capital expenditures primarily being used for expansion of cane growing operations. All other capital expenditures were primarily of a normal recurring nature and primarily included replacement of machinery and equipment, and general facility modernizations and upgrades.

The total 2010 capital expenditures budget is $90.3 million. The Pork segment plans to spend $16.9 million primarily for improvements to existing facilities and related equipment. The Marine segment has budgeted to spend $34.1 million primarily for additional cargo carrying and handling equipment and port development projects. In addition, management will be evaluating whether to purchase additional containerized cargo vessels for the Marine segment and dry bulk vessels for the Commodity Trading and Milling segment during 2010. The Sugar segment plans to spend $25.7 million, including $12.2 million for the continued development of a 40 megawatt cogeneration power plant, with the remaining amount for normal upgrades to existing operations. The cogeneration power plant is expected to be operational by the third quarter of 2010 for a total constructed cost of $37.2 million. The balance of $13.6 million is planned to be spent in all other businesses. Management anticipates paying for these capital expenditures from available cash, the use of available short-term investments or Seaboard's available borrowing capacity. As of December 31, 2009 Seaboard had commitments of $18.7 million to spend on construction projects, purchase equipment, and make facility improvements.

              Management's Discussion & Analysis

During 2008 Seaboard invested $134.6 million in property, plant and equipment, of which $52.6 million was expended in the Pork segment, $46.3 million in the Marine segment, $31.0 million in the Sugar segment and $4.7 million in the remaining businesses. For the Pork segment, $12.8 million was spent constructing additional hog finishing space, $9.3 million was spent on the construction of a biodiesel plant and $8.2 million was spent on the ham-boning and processing plant. For the Marine segment, $36.5 million was spent to purchase cargo carrying and handling equipment. In the Sugar segment, $10.4 million was used for development of the cogeneration power plant with the remaining capital expenditures being used primarily for expansion of alcohol distillery operations and expansion of cane growing operations. All other capital expenditures were primarily of a normal recurring nature and primarily included replacement of machinery and equipment, and general facility modernizations and upgrades.

During 2007 Seaboard invested $164.2 million in property, plant and equipment, of which $78.1 million was expended in the Pork segment, $3.0 million in the Commodity Trading and Milling segment, $61.0 million in the Marine segment, $21.4 million in the Sugar segment and $0.7 million in the remaining businesses. For the Pork segment, $31.7 million was spent on the construction of a biodiesel plant and $22.9 million was spent constructing additional hog finishing space. For the Marine segment, $21.8 million was spent to purchase two containerized cargo vessels and $21.4 million was spent to purchase cargo carrying and handling equipment. In the Sugar segment, the capital expenditures were primarily used for expansion of cane growing operations, various improvements to the sugar mill and expansion of alcohol distillery operations. All other capital expenditures were primarily of a normal recurring nature and primarily included replacements of machinery and equipment, and general facility modernizations and upgrades.

On March 2, 2009, an agreement became effective under which Seaboard will sell its two power barges in the Dominican Republic on or around January 1, 2011 for $70.0 million. During March 2009, $15.0 million was paid to Seaboard and the $55.0 million balance of the purchase price was paid into escrow and will be paid to Seaboard at the closing of the sale. See Note 13 to the Consolidated Financial Statements for further discussion.

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

Financing Activities, Debt and Related Covenants

In the fourth quarter of 2009, Seaboard obtained letter of credit financing that replaced existing letters of credit resulting in an increase to borrowing capacity by approximately $16.3 million.

The following table represents a summary of Seaboard's available borrowing capacity as of December 31, 2009. At December 31, 2009, there were no borrowings outstanding under the committed lines of credit and borrowings under the uncommitted lines of credit totaled $33.8 million, all related to foreign subsidiaries. Letters of credit reduced Seaboard's borrowing capacity under its committed and uncommitted credit lines by $41.7 million and $3.8 million, respectively, primarily representing $26.4 million for Seaboard's outstanding Industrial Development Revenue Bonds and $16.8 million related to insurance coverage. Also included in notes payable at December 31, 2009 was a term note of $47.5 million denominated in U.S. dollars.

               Management's Discussion & Analysis

                                                       Total amount
(Thousands of dollars)                                  available

Long-term credit facilities - committed                   $300,000

Short-term uncommitted demand notes                        135,588

Uncommitted term note                                       47,500

Total borrowing capacity                                   483,088

Amounts drawn against lines                                (33,762)

Uncommitted term note                                      (47,500)

Letters of credit reducing borrowing availability          (45,500)

Available borrowing capacity at December 31, 2009         $356,326

Seaboard has capacity under existing covenants to undertake additional debt financings of approximately $844.8 million. As of December 31, 2009, Seaboard is in compliance with all restrictive covenants relating to these arrangements. See Note 8 to the Consolidated Financial Statements for a summary of the material terms of Seaboard's credit facilities, including financial ratios and covenants.

Scheduled long-term debt maturities range from $1.5 million to $32.5 million per year, for a total of $36.4 million over the next three years. As of December 31, 2009, Seaboard has cash and short-term investments of $469.2 million, total working capital of $907.3 million and a $300.0 million line of credit maturing on July 10, 2013. Accordingly, management believes Seaboard's combination of internally generated cash, liquidity, capital resources and borrowing capabilities will be adequate for its existing operations and any currently known potential plans for expansion of existing operations or business segments for 2010. Management does, however, periodically review various alternatives for future financing to provide additional liquidity for future operating plans. Despite the current global business climate, management intends to continue seeking opportunities for expansion in the industries in which Seaboard operates, utilizing existing liquidity and available borrowing capacity, and currently does not plan to pursue other financing alternatives.

On November 6, 2009, the Board of Directors authorized up to $100 million for a new share repurchase program. The previous share repurchase program approved by the Board of Directors on August 7, 2007, ended on August 31, 2009. Seaboard used cash to repurchase 3,668 shares of common stock at a total price of $3.4 million in 2009, 3,852 shares of common stock at a total price of $5.0 million in 2008 and 17,089 shares of common stock at a total price of $30.5 million in 2007. See Note 12 for further discussion.

Contractual Obligations and Off-Balance-Sheet Arrangements

The following table provides a summary of Seaboard's contractual cash obligations as of December 31, 2009.

                                              Payments due by period
                                         Less than    1-3       3-5   More than
(Thousands  of  dollars)         Total     1 year    years     years   5 years

Vessel time and voyage-
  charter commitments        $  134,393  $ 69,631  $ 44,973  $ 19,789  $      -

Contract grower finishing
  agreements                     85,892    12,106    21,621    18,762    33,403

Other operating lease
  payments                      291,958    19,467    32,340    27,110   213,041

Total lease obligations         512,243   101,204    98,934    65,661   246,444

Long-term debt                   78,869     2,337    34,023     8,509    34,000

Short-term notes payable         81,262    81,262         -         -         -

Other purchase commitments      544,280   389,449   154,831         -         -

Total contractual cash
  obligations and
  commitments                $1,216,654  $574,252  $287,788  $ 74,170  $280,444

            Management's Discussion & Analysis

The Marine segment enters into contracts to time-charter vessels for use in its operations. To support the operations of the Pork segment, Seaboard has contract grower finishing agreements in place with farmers to raise a portion of Seaboard's hogs. Seaboard has entered into grain and feed ingredient purchase contracts to support the live hog operations of the Pork segment and has contracted for the purchase of additional hogs from third parties. The Commodity Trading and Milling segment enters into commodity purchase contracts and ocean freight contracts, primarily to support sales commitments. Seaboard also leases various facilities and equipment under noncancelable operating lease agreements. See Note 11 to the Consolidated Financial Statements for a further discussion and for a more detailed listing of other purchase commitments.

Seaboard has also issued $1.4 million of guarantees to support certain activities of non-consolidated affiliates and third parties who provide services for Seaboard. See Note 11 to the Consolidated Financial Statements for a detailed discussion.

RESULTS OF OPERATIONS

Net sales for the year ended December 31, 2009 were $3,601.3 million, $4,267.8 million in 2008 and $3,213.3 million in 2007. The decrease in net sales in 2009 was primarily the result of price decreases for commodities sold by the commodity trading business, lower cargo volumes for the Marine segment and, to a lesser extent, a decrease in sales prices for pork products. Partially offsetting the decreases were increased commodities trading volumes to non-consolidated foreign affiliates. The increase in net sales in 2008 was primarily the result of significant price increases for commodities sold by the commodity trading business and, to a lesser extent, increased commodity trading volumes. Also increasing sales were higher cargo rates and, to a lesser extent, higher cargo volumes for the Marine segment.

Operating income was $23.7 million in 2009, $121.8 million in 2008 and $169.9 million in 2007. The 2009 decrease compared to 2008 primarily reflected lower commodity trading and Marine segment margins and a $32.6 million fluctuation of marking to market Commodity Trading and Milling derivative contracts, respectively, as discussed below. The decrease was partially offset by higher margins on pork products sold primarily from lower feed costs. The 2008 decrease compared to 2007 primarily reflected the higher feed costs for hogs as a result of higher corn prices and, to a lesser extent, higher soybean meal prices. Also decreasing operating income were lower margins on marine cargo services as a result of higher fuel prices and other related operating costs. The decreases were partially offset by the result of higher commodity trading margins that are not expected to repeat and the effect of the mark-to-market of derivatives in the Commodity Trading and Milling segment along with the higher cargo rates for the Marine segment.

On January 12, 2010, Haiti was struck by an earthquake. Seaboard has a non-controlling interest in a foreign affiliate with a flour mill operation in Lafiteau, Haiti. Part of this facility was severely damaged as a result of the earthquake. This affiliate business intends to rebuild the damaged part of the facility and will continue to operate the portion of the facility that was not damaged. This facility was fully insured, including business interruption and inventory coverage. Seaboard also sells wheat and flour to this business through Seaboard's commodity trading operations. In addition, the primary port in Haiti, located in Port-au-Prince from which Seaboard Marine's vessels normally dock, was severely damaged. Seaboard is not the owner operator of this port location but does operate a small terminal facility nearby that sustained minor damage from the earthquake, which is covered by insurance. Currently, Seaboard has no indication how long it will take before regular service can be resumed to Haiti's primary port but is currently routing cargoes through secondary ports in Haiti and the Dominican Republic. Based on management's current expectations, which includes assessment of anticipated insurance proceeds, this event will not have a material impact on the financial statements.

Pork Segment

(Dollars in millions)                  2009      2008      2007

Net sales                            $1,065.3  $1,126.0  $1,003.8
Operating income (loss)              $  (15.0) $  (45.9) $   39.5

Net sales of the Pork segment decreased $60.7 million for the year ended December 31, 2009 compared to 2008. The decrease was primarily the result of a decrease in overall sales prices for pork products, partially offset by higher volumes of pork products sold for export. Increased volumes were made possible by the expansion in daily capacity

              Management's Discussion & Analysis

at the Guymon processing plant during the first quarter of 2008. The lower sales prices for pork products appear to be the result of an excess supply of pork products in the domestic market, the world economic challenges as well as the impacts of H1N1 flu related concerns. In April 2009, reports of a new flu strain believed to originate in Mexico rapidly received wide-spread public attention. In response to initial reports referring to this strain as "swine flu", certain countries banned U.S. pork exports and this segment noted a decrease in overall market prices for its pork products. By year-end, several foreign markets lifted their bans on imports of U.S. pork products and prices began to improve slightly.

Operating  loss  decreased  $30.9  million  for  the  year  ended
December 31, 2009 compared with 2008. The improvement was primarily a result of cost decreases more than offsetting the sales price decreases discussed above. The cost decreases primarily were related to lower feed costs (principally from lower corn prices), the impact of using the LIFO method for determining certain inventory costs, and lower costs of third party hogs. LIFO increased operating results by $17.9 million in 2009 compared to a decrease of $17.2 million in 2008 primarily as a result of lower costs to purchase corn and soybean meal during 2009. Also, in 2008 Seaboard incurred an impairment charge of $7.0 million as discussed below.

Management is unable to predict future market prices for pork products or the cost of feed and hogs purchased from third parties. Management anticipates this segment's results to improve to profitable levels in 2010 as sales prices for pork products begin to increase as long as costs, such as the price of corn used for feed, do not increase significantly. As discussed in Note 6 to the Consolidated Financial Statements, there is a possibility that some amount of the biodiesel plant could be deemed impaired during some future period including fiscal 2010, which may result in a charge to earnings if current projections are not met.

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

Commodity Trading and Milling Segment

(Dollars in millions)                                2009      2008      2007

Net sales                                          $1,531.6  $1,897.4  $1,152.0

Operating income as reported                       $   24.8  $   96.5  $   20.9
 Less mark-to-market adjustments                       14.5     (18.1)     13.2
  Operating income excluding mark-to-market
  adjustments                                      $   39.3  $   78.4  $   34.1

Income from foreign affiliates                     $   19.1  $   12.6  $    5.2

Net sales of the Commodity Trading and Milling segment decreased $365.8 million for the year ended December 31, 2009 compared to 2008. The decrease was primarily the result of price decreases for commodities sold by the commodity trading business, especially for wheat, partially offset by increased commodity trading volumes to non-consolidated foreign affiliates. As worldwide commodity price fluctuations cannot be predicted, management is unable to predict the level of future sales.

Operating income decreased $71.7 million for 2009 compared to 2008. The decrease primarily reflected certain long inventory positions, especially wheat, taken by Seaboard which provided higher than average commodity trading margins during the first six months of 2008 as the price of these commodities significantly increased to historic highs at the time of sale in 2008. In addition, the decrease includes a $32.6 million fluctuation of marking to market the

              Management's Discussion & Analysis

derivative contracts as discussed below. Operating income was also impacted by certain grain inventory related write-downs in 2009 and 2008 as discussed in Note 4 to the Consolidated
Financial Statements.

Due to the uncertain political and economic conditions in the countries in which Seaboard operates and the current volatility in the commodity markets management is unable to predict future sales and operating results. However, management anticipates positive operating income for 2010, excluding the potential effects of marking to market derivative contracts.

If Seaboard had not applied mark-to-market accounting to its derivative instruments, operating income for 2009 and 2007 would have been higher by $14.5 million and $13.2 million, respectively, and 2008 would have been lower by $18.1 million. While management believes its commodity futures and options, foreign exchange contracts and forward freight agreements are primarily economic hedges of its firm purchase and sales contracts or anticipated sales contracts, Seaboard does not perform the extensive record-keeping required to account for these types of transactions as hedges for accounting purposes. Accordingly, while the changes in value of the derivative instruments were marked to market, the changes in value of the firm purchase or sales contracts were not marked to market. As products are delivered to customers, these mark-to-market adjustments should be primarily offset by realized margins or losses as revenue is recognized and thus, these mark-to-market adjustments could reverse in fiscal 2009. Management believes eliminating these adjustments, as noted in the table above, provides a more reasonable presentation to compare and evaluate year-to-year financial results for this segment.

Income from foreign affiliates for the year ended December 31, 2009 increased $6.5 million from 2008 primarily as a result of favorable market conditions for certain foreign affiliates. The increase was also the result of one of the entities discontinuing its operations by selling its trade name and certain assets to an entity in exchange for a minority ownership in such entity and a separate sale of land and building to a third party. Seaboard's proportionate share of these two transactions represents approximately $2.3 million of the income from foreign affiliates for 2009. See Note 5 to the Consolidated Financial Statements for further discussion. Based on the uncertainty of local political and economic situations in the countries in which the flour and feed mills operate, management cannot predict future results although management anticipates that 2010 income from foreign affiliates will be lower than 2009.

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

Operating income increased $75.6 million for 2008 compared to 2007. The increase primarily reflected increased commodity trading margins and, to a lesser extent, the increased commodity trading volumes discussed above. The increase in commodity trading margins primarily reflected certain long inventory positions, principally wheat, previously taken by Seaboard, which provided higher than average commodity trading margins during the first half of 2008, as the price of these commodities significantly increased to historic highs at the time of sale. The increase also reflected the $31.3 million fluctuation of marking to market the derivative contracts as discussed above.

Income from foreign affiliates for the year ended December 31, 2008 increased $7.4 million from 2007 as a result of favorable market conditions.

Marine Segment

(Dollars in millions)                     2009     2008     2007

Net sales                                $737.6   $958.0   $822.2
Operating income                         $ 24.1   $ 62.4   $104.2

Net sales of the Marine segment decreased $220.4 million for the year ended December 31, 2009, compared to 2008 primarily as a result of economic declines in most markets served by Seaboard resulting in lower cargo volumes and, to a lesser extent, lower cargo rates especially during the last half of 2009.

Operating  income  decreased by $38.3 million compared  to  2008.
The decrease was primarily the result of lower rates, as discussed above, not being offset by comparable decreases in certain costs, such as port costs and

              Management's Discussion & Analysis

stevedoring. However, significant decreases did occur related to fuel costs for vessels, charterhire and trucking expenses on a per unit shipped basis. Management cannot predict changes in future cargo volumes and cargo rates or to what extent changes in economic conditions in markets served will continue to affect net sales or operating income during 2010. However, management anticipates this segment will be profitable in 2010 although somewhat lower during the first half than 2009 given the recent fluctuations in global trade volume and cargo rates.

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

Sugar Segment

(Dollars in millions)                     2009     2008     2007

Net sales                                $143.0   $142.1   $125.9
Operating income (loss)                  $ (0.9)  $  3.7   $ 15.5
Income from foreign affiliates           $  1.0   $  0.5   $  0.4

Net sales of the Sugar segment increased $0.9 million for the year ended December 31, 2009 compared to 2008. The increase is primarily the result of increased volumes produced and sold in the export markets partially offset by lower domestic sugar prices and the elimination of the citrus operations. Argentine governmental authorities continue to attempt to control inflation by limiting the price of basic commodities, including sugar. Accordingly, management cannot predict sugar prices for 2010.

Operating income decreased $4.6 million during 2009 compared to 2008 primarily as a result of lower margins on alcohol sales from lower sales prices and lower margins from the citrus operations. Although the citrus operations had negative margins for 2008, during 2009 the negative margins were slightly higher as this segment recorded a $5.3 million charge to earnings during the first and second quarters of 2009 related to the write-down of citrus inventories, the integration and transformation of land previously used for citrus production into sugar cane production and related costs as discussed in Note 9 to the Condensed
Consolidated Financial Statements. The decrease also reflects higher selling and administrative personnel costs in 2009. Management anticipates higher operating income in this segment for 2010 compared to 2009. In the first quarter of 2010, this segment began sales of dehydrated alcohol to certain local oil companies under the national bio-ethanol program which requires alcohol to be blended with gasoline. In addition, the construction of a 40 megawatt cogeneration power plant is expected to be completed during the third quarter of 2010.

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

Power Segment

(Dollars in millions)                     2009     2008     2007

Net sales                                $107.1   $129.4   $ 94.0
Operating income                         $  8.2   $  7.8   $  5.4

Net sales for the Power segment decreased $22.3 million for 2009 compared to 2008 primarily reflecting lower rates. The lower rates were attributable primarily to lower fuel costs, a component of pricing. Operating income increased $0.4 million during 2009 compared to 2008 primarily as a result of lower production costs partially offset by higher administrative personnel costs. Management cannot predict future fuel costs or the extent to which rates will fluctuate compared to fuel costs, although management anticipates this segment to remain profitable in 2010. See Note 13 to the Consolidated Financial Statements for the pending sale of certain assets of this business on or around January 1, 2011. Accordingly, such assets are classified as held for sale as of December 31, 2009 and depreciation ceased on these assets as of January 1, 2010.

Net sales for the Power segment increased $35.4 million for 2008 compared to 2007 primarily as a result of higher rates. The higher rates were attributable primarily to higher fuel costs, a component of pricing. Operating income increased $2.4 million during 2008 compared to 2007 primarily as a result of higher rates being in excess of higher fuel costs.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses for the year ended December 31, 2009 increased by $18.0 million over 2008 to
$193.9  million.   This increase was primarily due  to  increased
personnel costs, including increased costs of $13.9 million, included in Corporate expenses, related to Seaboard's deferred compensation programs (which are offset by the effect of the mark-
to-market   investments  recorded  in  other  investment   income
discussed  below).   As a percentage of revenues, SG&A  increased
to 5.4% for 2009 compared to 4.1% for 2008 primarily as a result of decreased sales in the Commodity Trading and Milling and Marine segments.

SG&A expenses for the year ended December 31, 2008 increased by $3.8 million over 2007 to $175.9 million. This increase was primarily due to increased personnel costs. Partially offsetting the increase were decreased costs related to Seaboard's deferred compensation programs (which are offset by the effect of the mark-
to-market   investments  recorded  in  other  investment   income
discussed below). Also, partially offsetting the increase was a $3.7 million pension settlement loss recognized in the first quarter of 2007 related to the late Mr. H. H. Bresky's retirement payment in February 2007 as discussed in Note 10 to the Consolidated Financial Statements. As a percentage of revenues, SG&A decreased to 4.1% for 2008 compared to 5.4% for 2007 primarily as a result of increased sales in the Commodity Trading and Milling segment.

Interest Expense

Interest expense totaled $13.2 million, $15.4 million and $12.6 million for the years ended December 31, 2009, 2008 and 2007, respectively. Interest expense decreased for 2009 compared to 2008, primarily as a result of a lower average level of both short-term and long-term borrowings outstanding during 2009 partially offset by higher average interest rates on short-term borrowings outstanding. Interest expense increased for 2008 compared to 2007, primarily as a result of a higher average level of short-term borrowings outstanding during 2008 partially offset by a lower average level of long-term borrowings outstanding.

Interest Income

Interest  income totaled $17.3 million, $14.9 million  and  $18.9 million for the years ended December 31, 2009, 2008 and 2007, respectively. The increase for 2009 primarily reflected an increase in average funds invested. The decrease for 2008 primarily reflected a decrease in average funds invested.

Foreign Currency Gains (Losses)

Foreign currency gains (losses) totaled $2.4 million, $(19.7) million and $0.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. The fluctuation for 2009 compared to 2008 primarily related to the unusually high currency losses incurred during the fourth quarter of 2008, as noted below, from the global liquidity crisis occurring at that time which did not occur during 2009. The fluctuation for 2008 compared to 2007 primarily related to currency translation and realized losses in the commodity trading business related to transactions denominated in South African rand and, to a lesser extent, the Euro Zone euro principally during the fourth quarter of

            Management's Discussion & Analysis


2008. Although Seaboard does not utilize hedge accounting, the commodity trading business does utilize foreign currency exchange contracts to manage its risks and exposure to foreign currency fluctuations caused primarily by the South African rand and the Euro Zone euro. Management believes the gains and losses, including the mark-to-market effects, of these foreign currency contracts relate to the underlying commodity transactions and classifies such gains and losses in cost of sales. In addition, the 2008 loss includes currency losses related to the yen based borrowing by the Sugar segment, principally during the fourth quarter of 2008. A significant portion of this currency loss was offset by a currency gain on the underlying debt, which was recorded in a cumulative translation adjustment account in equity as of December 31, 2008. Seaboard operates in many developing countries. The political and economic conditions of these markets, along with fluctuations in the value of the U.S. dollar, cause volatility in currency exchange rates which exposes Seaboard to fluctuating foreign currency gains and losses which cannot be predicted by Seaboard.

Other Investment Income, Net

Other investment income, net totaled $15.5 million, $7.5 million and $6.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. Other investment income for 2009 primarily reflected income of $6.0 million in the Power segment related to the settlement of a receivable, not directly related to its business and purchased at a discount, gains of $4.3 million in the mark-to-market value of Seaboard's investments related to the deferred compensation programs and gains of $2.8 million on debt trading securities. Other investment income for 2008 primarily reflected $8.9 million on equity securities transactions, income of $7.6 million in the Power segment related to the settlement of a receivable, not directly related to its business and purchased at a discount, and income of $1.1 million related to the assignment of rights related to an investment as discussed in
Note 13 to the Consolidated Financial Statements. Partially offsetting the above income items was a $9.6 million loss in the mark-to-market value of Seaboard's investments related to the deferred compensation programs in 2008.

Gain on Disputed Sale, Net

In July 2009, Seaboard Corporation, and affiliated companies in its Commodity Trading and Milling segment, resolved a dispute with a third party related to a 2005 transaction in which a portion of its trading operations was sold to a firm located abroad. As a result of this action, Seaboard Overseas Limited received $16.8 million, net of expenses, in the third quarter of 2009. There was no tax expense on this transaction.

Miscellaneous, Net

Miscellaneous, net totaled $6.5 million, $2.5 million and $5.2 million and for the years ended December 31, 2009, 2008 and 2007, respectively. For 2009, miscellaneous, net included a $5.3 million gain on interest exchange agreements. During the second quarter of 2007, Seaboard recognized a gain of $4.1 million from a favorable settlement received in June 2007 related to a land expropriation in Argentina. This land settlement was recorded as miscellaneous income since the land was expropriated prior to Seaboard's purchase of the sugar and citrus business, thus never a part of the sugar and citrus operations recorded by Seaboard.

Income Tax Expense

The effective tax benefit rate decreased for 2009 compared to 2008 primarily from lower permanently deferred foreign earnings and lower domestic taxable loss. The effective tax rate decreased for 2008 compared to 2007 primarily from lower domestic taxable income resulting in a tax benefit based on domestic taxable loss compared to permanently deferred foreign earnings.

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

In June 2009, the FASB issued ASC Topic 810-10 (formerly Financial Accounting Standard (FAS) No. 167 "Amendments to FASB Interpretation No. 46(R)"). This Topic amends Interpretation 46(R) and requires an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity (VIE). This analysis identifies the primary beneficiary of a VIE as the enterprise

                Management's Discussion & Analysis

that has both the power to direct the most significant activities of a VIE and the obligation to absorb losses or the right to receive benefits from the VIE.

This Topic eliminates the quantitative approach previously required for determining the primary beneficiary of the VIE, which was based on determining which enterprise absorbs the majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both. This Topic also amends Interpretation 46(R) to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and requires certain additional disclosures about the VIE. Seaboard will be required to adopt this Topic as of January 1, 2010. Management believes the adoption of this Topic will not have a material impact on Seaboard's financial position or net earnings.

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

Allowance for Doubtful Accounts - Seaboard primarily uses a specific identification approach, in management's best judgment, to evaluate the adequacy of this reserve for estimated uncollectible receivables as of the consolidated balance sheet date. Changes in estimates, developing trends and other new information can have a material effect on future evaluations. Furthermore, Seaboard's total current and long-term receivables are heavily weighted toward foreign receivables ($181.6 million or 59.7% at December 31, 2009), including receivables due from foreign affiliates ($47.4 million at December 31, 2009) and receivables in the Power segment, which generally represent more of a collection risk than its domestic receivables. Receivables due from foreign affiliates are generally associated with entities located in foreign countries considered underdeveloped, as discussed below, which can experience conditions causing sudden changes to their ability to repay such receivables on a timely basis or in full. For the Power segment, which operates in the Dominican Republic (DR), collection patterns have been sporadic and are sometimes based upon negotiated settlements for past due receivables resulting in material revisions to the allowance for doubtful accounts from year to year. For example, currently the Power segment sells approximately 34% of its power generation to a government-owned distribution company under a short-term contract that expires at the end of March 2010 and for which Seaboard bears a concentrated credit risk as this customer is usually behind in its payments on account. As of December 31, 2009, this customer account had billings outstanding of $12.8 million. Future collections of receivables or lack thereof could result in a material charge or credit to earnings depending on the ultimate resolution of each individual customer past due receivable. Bad debt expense for the years ended December 31, 2009, 2008 and 2007 was $2.1 million, $0.8 million and $1.4 million, respectively.

Valuation of Inventories - Inventories are generally valued at the lower of cost or market. In determining market, management makes assumptions regarding replacement costs, estimated sales prices, estimated costs to complete, estimated disposal costs, and normal profit margins. For commodity trading inventories, when contract performance by a customer becomes a concern, management must also evaluate available options to dispose of the inventory, including assumptions about potential negotiated changes to sales contracts, sales prices in alternative markets in various foreign countries and potentially additional transportation costs. At times, management must consider probability weighting various viable alternatives in its determination of the net realizable value of the inventories. These assumptions and probabilities are subjective in nature and are based on management's best estimates and judgments existing at the time of preparation. Changes in future market prices of grains or facts and circumstances could result in a material write-down in value of inventory or increased future margins on the sale of inventory.

Impairment of Long-lived Assets - At each balance sheet date, long-lived assets, primarily property, plant and equipment, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount

              Management's Discussion & Analysis

may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Some of the key assumptions utilized in determining future projected cash flows include estimated growth rates, expected future sales prices and estimated costs. In some cases, judgment is also required in assigning probability weighting to the various future cash flow scenarios. The probability weighting percentages used and the various future projected cash flow models prepared by management are based on facts and circumstances existing at the time of preparation and management's best estimates and judgment of future operating results. Seaboard cannot predict the occurrence of certain future events that might adversely affect the reported value of long-lived assets, which include but are not limited to, a change in the business climate, government incentives, a negative change in relationships with significant customers, and changes to strategic decisions made in response to economic and competitive conditions. Changes in these facts, circumstances and management's estimates and judgment could result in an impairment of fixed assets resulting in a material charge to earnings. See Note 6 to the Consolidated Financial Statements for further discussion on the Pork Segment and its recorded value for the biodiesel processing plant of $43.2 million at December 31, 2009.

Goodwill and Other Intangible Assets - Goodwill and other indefinite-life intangible assets, not subject to amortization, are evaluated annually for impairment at the quarter-end closest to the anniversary date of the acquisition, or more frequently if circumstances indicate that impairment is likely. The impairment tests require management to make judgments in determining what assumptions to use in estimating fair value. One of the methods used by Seaboard to determine fair value is the income approach using discounted future projected cash flows. Some of the key assumptions utilized in determining future projected cash flows include estimated growth rates, expected future sales prices and costs, and future capital expenditures requirements. In some cases, judgment is also required in assigning probability weighting to the various future cash flow scenarios. The probability weighting percentages used and the various future projected cash flow models prepared by management are based on facts and circumstances existing at the time of preparation and management's best estimates and judgment of future operating results. Seaboard cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and indefinite-life intangible assets that may include, but are not limited to, a change in the business climate, a negative change in relationships with significant customers, and changes to strategic decisions, including decisions to expand, made in response to economic and competitive conditions. Changes in these facts, circumstances and management's estimates and judgment could result in an impairment of goodwill and/or other intangible assets resulting in a material charge to earnings. See Note 2 to the Consolidated Financial Statements for further discussion regarding the Pork segment and its recorded intangible asset values related to Daily's, including an impairment charge of $7.0 million recorded in the fourth quarter of 2008 related to Daily's trade name. At December 31, 2009, Seaboard had goodwill of $40.6 million and other intangible assets not subject to amortization of $17.0 million.

Income Taxes - Income taxes are determined by management based on current tax regulations in the various worldwide taxing jurisdictions in which Seaboard conducts its business. In various situations, accruals have been made for estimates of the tax effects for certain transactions, business structures, the estimated reversal of timing differences and future projected profitability of Seaboard's various business units based on management's interpretation of existing facts, circumstances and tax regulations. Should new evidence come to management's attention which could alter previous conclusions or if taxing authorities disagree with the positions taken by Seaboard, the change in estimate could result in a material adverse or favorable impact on the financial statements. As of December 31, 2009, Seaboard has deferred tax assets of $65.3 million, net of the valuation allowance of $28.6 million, and deferred tax liabilities of $114.4 million. For the years ended December 31, 2009, 2008 and 2007, income tax expense included $(11.5) million, $(6.3) million and $(22.5) million, respectively, for deferred taxes to federal, foreign, state and local taxing jurisdictions.

Accrued Pension Liability - The measurement of Seaboard's pension liability and related expense is dependent on a variety of assumptions and estimates regarding future events. These assumptions include discount rates, assumed rate of return on plan assets, compensation increases, turnover rates, mortality rates and retirement rates. The discount rate and return on plan assets are important elements of liability and expense measurement and are reviewed on an annual basis. The effect of decreasing both the discount rate and assumed rate of return on plan

              Management's Discussion & Analysis

assets by 50 basis points would be an increase in pension expense of approximately $1.6 million per year. The effects of actual results differing from the assumptions (i.e. gains or losses) are primarily accumulated in accrued pension liability and amortized over future periods if it exceeds the 10% corridor and, therefore, could affect Seaboard's recognized pension expense in such future periods, as permitted under ASC Topic 715 (formerly FAS No. 87, "Employers' Accounting for Pensions"). Accordingly, accumulated gains or losses in excess of the 10% corridor are amortized over the average future service of active participants. The unrecognized losses as of December 31, 2008 exceeded this 10% threshold as a result of the significant investment losses incurred during 2008. As a result, Seaboard's pension expense for its defined benefit pension plan for its salaried and clerical employees increased by approximately $3.1 million for 2009 as compared to 2008 due to loss amortization. See Note 10 to the Consolidated Financial Statements for further discussion of management's assumptions and projected 2010 expense.

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

Changes in commodity prices affect the cost of necessary raw materials and other inventories, finished product sales and firm sales commitments. Seaboard uses various grain and oilseed futures and options purchase contracts to manage certain risks of increasing prices of raw materials and firm sales commitments or anticipated sales contracts. Short sales contracts are then used to offset the open purchase derivatives when the related commodity inventory is purchased in advance of the derivative maturity, effectively offsetting the initial futures or option purchase contract. From time to time, hog futures are used to manage risks of increasing prices of live hogs acquired for processing, and pork bellies and hog futures are used to manage risks of fluctuating prices of pork product inventories and related future sales. From time to time, Seaboard may enter into short positions in energy related resources (i.e. heating oil, crude oil, etc.) to manage certain exposures related to bioenergy margins. Inventories that are sensitive to changes in commodity prices, including carrying amounts at December 31, 2009 and 2008, are presented in Note 4 to the Consolidated Financial Statements. Raw material requirements, finished product sales, and firm sales commitments are also sensitive to changes in commodity prices.

From time-to-time, the Commodity Trading and Milling segment enters into certain forward freight agreements, viewed as taking long positions in the freight market as well as covering short freight sales, which may or may not result in actual losses when future trades are executed. These forward freight agreements are viewed by management as an economic hedge against the potential of future rising charter hire rates to be incurred by this segment for bulk cargo shipping while conducting its business of delivering grains to customers in many international locations. Forward freight agreements had virtually no net exposure to a change in market price as the two open forward freight agreements offset each other at December 31, 2008. As of December 31, 2009, there were no such agreements outstanding.

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

In December 2008 and again in March 2009, Seaboard entered into ten-year interest rate exchange agreements which involves the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to mitigate the effects of fluctuations in interest rates on variable rate debt. Seaboard agreed to pay a fixed rate and receive a variable rate of interest on two notional amounts of $25.0 million each. In June 2009, Seaboard terminated both interest rate exchange agreements with a total notional value of $50.0 million. As of December 31, 2009, there were no interest rate exchange agreements outstanding.

                Management's Discussion & Analysis


The following table presents the sensitivity of the fair value of Seaboard's open net commodity future and option contracts, forward freight agreements, foreign currency contracts and interest rate exchange agreements to a hypothetical 10% adverse change in market prices or in foreign exchange rates and interest rates as of December 31, 2009 and December 31, 2008. For all open derivatives, the fair value of such positions is a summation of the fair values calculated for each item by valuing each net position at quoted market prices as of the applicable date.

(Thousands of dollars)   December 31, 2009      December 31, 2008

Grains and oilseeds         $   9,808              $   5,788
Hogs and pork bellies             186                    868
Energy related resources          284                    253
Foreign currencies             23,080                 21,414
Interest rates                      -                    570

The table below provides information about Seaboard's non-trading financial instruments sensitive to changes in interest rates at December 31, 2009. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. At December 31, 2009, long-term debt included foreign subsidiary obligations of $0.7 million denominated in CFA francs (a currency used in several central African countries), $0.2 million payable in Argentine pesos and the foreign subsidiary obligations denominated in Mozambique metical were repaid in 2009. At December 31, 2008, long-term debt included foreign subsidiary obligations of $1.1 million denominated in CFA francs, $0.3 million payable in Argentine pesos, and $0.1 million denominated in Mozambique metical. Weighted average variable rates are based on rates in place at the reporting date. Short-term instruments including short-term investments, non-trade receivables and current notes payable have carrying values that approximate market and are not included in this table due to their short-term nature.

(Dollars in thousands) 2010   2011     2012    2013    2014 Thereafter   Total

Long-term debt:

 Fixed rate        $2,105   $1,477  $32,546  $  556  $  153   $     -   $36,837

 Average interest
  rate             11.33%    8.87%    7.03%  15.92%  15.92%         -     7.52%

 Variable rate     $  232   $    -  $     -  $    -  $7,800   $34,000   $42,032

 Average interest
  rate              7.00%        -        -       -   0.39%     0.41%     0.44%

Non-trading financial instruments sensitive to changes in interest rates at December 31, 2008 consisted of fixed rate long-term debt totaling $83.6 million with an average interest rate of 6.84%, and variable rate long-term debt totaling $42.1 million with an average interest rate of 1.44%.

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

Management's Report on Internal Control over Financial Reporting

The  management  of  Seaboard Corporation  and  its  consolidated subsidiaries (Seaboard) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management and its Internal Audit Department, Seaboard conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under the framework in Internal Control - Integrated Framework, management concluded that Seaboard's internal control over financial reporting was effective as of December 31, 2009.

Seaboard's registered independent public accounting firm, that audited the consolidated financial statements included in the annual report, has issued an audit report on the effectiveness of Seaboard's internal control over financial reporting. Their report is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Seaboard Corporation:

We have audited the accompanying consolidated balance sheets of Seaboard Corporation and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of earnings, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Seaboard Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 5, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

                                   /s/KPMG LLP

Kansas City, Missouri
March 5, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Seaboard Corporation:

We have audited Seaboard Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Seaboard Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Seaboard Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Seaboard Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of earnings, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 5, 2010 expressed an unqualified opinion on those consolidated financial statements.


                                      /s/KPMG LLP


Kansas City, Missouri
March 5, 2010

                             SEABOARD CORPORATION
                       Consolidated Statement of Earnings

                                                   Years ended December 31,
(Thousands of dollars except per share amounts)   2009       2008       2007

Net sales:

Products (includes sales to foreign
  affiliates of $543,066, $587,922
  and $299,174)                               $2,718,736 $3,144,432 $2,268,310
Service revenues                                 775,498    993,942    851,038
Other                                            107,074    129,430     93,953
 Total net sales                               3,601,308  4,267,804  3,213,301

Cost of sales and operating expenses:
Products                                       2,619,396  3,005,924  2,120,412
Services                                         671,598    847,956    667,146
Other                                             92,701    116,253     83,769
 Total cost of sales and operating expenses    3,383,695  3,970,133  2,871,327

Gross income                                     217,613    297,671    341,974

Selling, general and administrative expenses     193,890    175,862    172,059

 Operating income                                 23,723    121,809    169,915

Other income (expense):
   Interest expense                              (13,158)   (15,354)   (12,588)
   Interest income                                17,336     14,939     18,867
   Income from foreign affiliates                 20,158     13,084      3,874
   Foreign currency gain (loss), net               2,432    (19,713)       120
   Other investment income, net                   15,500      7,522      6,065
   Gain on disputed sale, net of expenses         16,787          -          -
   Miscellaneous, net                              6,463      2,539      5,192
    Total other income, net                       65,518      3,017     21,530

Earnings before income taxes                      89,241    124,826    191,445

Income tax benefit (expense)                       2,276     22,689    (10,177)

Net earnings                                  $   91,517 $  147,515 $  181,268
  Less: Net (income) loss attributable to
   noncontrolling interests                          965       (596)        64

Net earnings attributable to Seaboard         $   92,482 $  146,919 $  181,332


Earnings per common share                     $    74.74 $   118.19 $   144.15

Weighted average shares outstanding            1,237,452  1,243,087  1,257,901

Dividends declared per common share           $     3.00 $     3.00 $     3.00

        See accompanying notes to consolidated financial statements.

                             SEABOARD CORPORATION
                          Consolidated Balance Sheets

                                                             December 31,
(Thousands of dollars except per share amounts)           2009          2008

                                Assets

Current assets:

   Cash and cash equivalents                          $   61,857    $   60,594

   Short-term investments                                407,351       312,680

   Receivables:
      Trade                                              194,764       207,534
      Due from foreign affiliates                         47,352       100,434
      Other                                               35,861        60,012
                                                         277,977       367,980
      Allowance for doubtful accounts                     (7,330)       (7,303)
        Net receivables                                  270,647       360,677

   Inventories                                           498,587       508,995

   Deferred income taxes                                  10,490        14,195

   Deferred costs                                         95,788        20,546

   Other current assets                                   80,582        94,167

        Total current assets                           1,425,302     1,371,854

Investments in and advances to foreign affiliates         82,232        68,091

Net property, plant and equipment                        691,343       763,675

Goodwill                                                  40,628        40,628

Intangible assets, net                                    20,676        22,285

Other assets                                              76,952        64,828

Total Assets                                          $2,337,133    $2,331,361

                 Liabilities and Stockholders' Equity

Current liabilities:

   Notes payable to banks                             $   81,262    $  177,205

   Current maturities of long-term debt                    2,337        47,054

   Accounts payable                                      141,193       122,869

   Accrued compensation and benefits                      84,165        72,857

   Deferred revenue                                      112,889        50,252

   Accrued voyage costs                                   33,874        48,382

   Other accrued liabilities                              62,320        73,472

      Total current liabilities                          518,040       592,091

Long-term debt, less current maturities                   76,532        78,560

Deferred income taxes                                     59,546        81,205

Accrued pension liability                                 64,161        70,920

Other liabilities                                         73,435        45,007

      Total non-current and deferred liabilities         273,674       275,692

Commitments and contingent liabilities

Stockholders' equity:

   Common stock of $1 par value.  Authorized 1,250,000
    and 4,000,000 shares; issued and outstanding
    1,236,758 and 1,240,426 shares                         1,237         1,240

   Accumulated other comprehensive loss                 (114,786)     (111,703)

   Retained earnings                                   1,655,222     1,569,818

Total Seaboard stockholders' equity                    1,541,673     1,459,355

   Noncontrolling interests                                3,746         4,223

Total equity                                           1,545,419     1,463,578

Total Liabilities and Stockholders' Equity            $2,337,133    $2,331,361

         See accompanying notes to consolidated financial statements.

                                  SEABOARD CORPORATION
                          Consolidated Statement of Cash Flows

                                                   Years ended December 31,
(Thousands of dollars)                            2009      2008        2007

   Cash flows from operating activities:

   Net earnings                                $  91,517 $ 147,515 $   181,268

   Adjustments to reconcile net earnings to cash
     from operating activities:
       Depreciation and amortization              91,841    90,381      79,221
       Income from foreign affiliates            (20,158)  (13,084)     (3,874)
       Dividends received from foreign affiliates  7,906     1,333       1,954
       Other investment income, net              (15,500)   (7,522)     (6,065)
       Foreign currency exchange losses            6,578    19,606       4,496
       Deferred income taxes                     (15,298)   (7,602)    (26,740)
       Loss (gain) from sale of fixed assets         530        39      (1,285)
       Gain on disputed sale, net of expenses    (16,787)        -           -
       Intangible asset impairment charge              -     7,000           -
   Changes in current assets and liabilities,
     net of portion of operations sold and
     business acquired:
        Receivables, net of allowance             93,861   (14,518)    (80,360)
        Inventories                                1,552  (119,859)    (52,699)
        Other current assets                     (58,823)  (44,344)    (20,968)
        Current liabilities, exclusive of debt    69,738    43,264      63,255
   Other, net                                      9,400     9,057       7,630
Net cash from operating activities               246,357   111,266     145,833

   Cash flows from investing activities:
   Purchase of short-term investments           (346,522) (287,411) (1,683,849)
   Proceeds from the sale of short-term
    investments                                  211,403   204,494   1,851,589
   Proceeds from the maturity of short-term
    investments                                   66,842    61,675      24,842
   Purchase of long-term investments              (3,108)        -      (2,000)
   Investments in and advances to foreign
    affiliates, net                                   71      (710)    (15,192)
   Capital expenditures                          (54,276) (134,634)   (164,173)
   Repurchase of noncontrolling interest in a
    controlled subsidiary                              -         -     (61,260)
   Proceeds from the sale of fixed assets          3,255     4,412       4,148
   Payment received for the potential sale of
    power barges                                  15,000         -           -
   Net proceeds from disputed sale                16,787         -           -
   Other, net                                         46      (442)     (4,754)
Net cash from investing activities               (90,502) (152,616)    (50,649)

   Cash flows from financing activities:
   Notes payable to banks, net                   (95,072)   79,354      19,111
   Principal payments of long-term debt          (46,914)  (11,679)    (63,536)
   Repurchase of common stock                     (3,370)   (5,012)    (30,488)
   Dividends paid                                 (3,711)   (3,728)     (3,765)
   Dividends paid to noncontrolling interests       (112)     (104)       (136)
   Other, net                                       (291)   (1,081)          -
Net cash from financing activities              (149,470)   57,750     (78,814)

Effect of exchange rate change on cash            (5,122)   (3,152)       (393)

Net change in cash and cash equivalents            1,263    13,248      15,977

Cash and cash equivalents at beginning of year    60,594    47,346      31,369

Cash and cash equivalents at end of year       $  61,857 $  60,594 $    47,346

          See accompanying notes to consolidated financial statements.

                                                         SEABOARD CORPORATION
                                               Consolidated Statement of Changes in Equity

                                                                           Accumulated
                                                                              Other
                                                Common    Additional      Comprehensive    Retained   Noncontrolling
(Thousands of dollars except per share amounts)  Stock      Capital            Loss        Earnings      Interest        Total
Balances, January 1, 2007                       $ 1,261    $ 21,574         $ (82,493)    $1,262,965     $ 39,103      $1,242,410
Comprehensive income:
   Net earnings                                                                              181,332          (64)        181,268
   Other comprehensive income net
     of income tax expense of $(2,492):
       Foreign currency translation adjustment                                 (2,908)                                     (2,908)
       Unrealized gain on investments                                            (212)                                       (212)
       Unrecognized pension cost                                                7,059                                       7,059
       Unrealized loss on cash flow hedges                                         55                                          55
       Amortization of deferred
         gains on interest rate swaps                                            (152)                                       (152)
                  Total Comprehensive income                                                                              185,110
Purchase of noncontrolling interests                                                                      (37,932)        (37,932)
Dividends paid to noncontrolling interests                                                                   (136)           (136)
Repurchase of Common Stock                          (17)    (21,574)                          (8,897)                     (30,488)
Dividends on common stock                                                                     (3,765)                      (3,765)
Balances, December 31, 2007                       1,244           -           (78,651)     1,431,635          971       1,355,199

Comprehensive income:
   Net earnings                                                                              146,919          596         147,515
   Other comprehensive income net
     of income tax benefit of $11,525:
       Foreign currency translation adjustment                                 (9,492)                                     (9,492)
       Unrealized gain on investments                                             632                                         632
       Unrecognized pension cost                                              (24,192)                                    (24,192)
                  Total Comprehensive income                                                                              114,463
Addition of noncontrolling interests                                                                        2,760           2,760
Dividends paid to noncontrolling interests                                                                   (104)           (104)
Repurchase of Common Stock                           (4)                                      (5,008)                      (5,012)
Dividends on common stock                                                                     (3,728)                      (3,728)
Balances, December 31, 2008                       1,240           -          (111,703)     1,569,818        4,223       1,463,578

Comprehensive income:
   Net earnings                                                                               92,482         (965)         91,517
   Other comprehensive income net
     of income tax benefit of $3,206:
       Foreign currency translation adjustment                                 (9,365)                                     (9,365)
       Unrealized gain on investments                                             798                                         798
       Unrecognized pension cost                                                5,484                                       5,484
                  Total Comprehensive income                                                                               88,434
Addition of noncontrolling interests                                                                          600             600
Dividends paid to noncontrolling interests                                                                   (112)           (112)
Repurchase of Common Stock                           (3)          -                 -         (3,367)                      (3,370)
Dividends on common stock                                                                     (3,711)                      (3,711)
Balances, December 31, 2009                     $ 1,237    $      -         $(114,786)    $1,655,222     $  3,746      $1,545,419

                                          See accompanying notes to consolidated financial statements.

          Notes to Consolidated Financial Statements

Note 1

Summary of Significant Accounting Policies

Operations of Seaboard Corporation and its Subsidiaries

Seaboard Corporation and its subsidiaries (Seaboard) is a diversified international agribusiness and transportation company. In the United States, Seaboard is primarily engaged in pork production and processing, and ocean transportation. Overseas, Seaboard is primarily engaged in commodity merchandising, grain processing, sugar production, and electric power generation. Seaboard Flour LLC and SFC Preferred LLC (Parent Companies) are the owners of 72.3% of Seaboard's outstanding common stock.

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

Short-term Investments

Short-term investments are retained for future use in the business and may include money market accounts, municipal debt securities, corporate bonds and U.S. government obligations and, on a limited basis, foreign government bonds, high yield bonds, currency futures and domestic equity securities. Investments held by Seaboard that are categorized as available-for-sale are reported at their estimated fair value with any related unrealized gains and losses reported net of tax, as a component of accumulated other comprehensive income. Investments held by Seaboard that are categorized as trading securities are reported at their estimated fair value with any unrealized gains and losses included in other investment income on the Consolidated Statement of Earnings. Debt securities that are categorized as held to maturity, are recorded at amortized cost, which is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Gains and losses on sale of investments are generally based on the specific identification method.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and generally do not bear interest. The Power segment, however, collects interest on certain past due accounts and the Commodity Trading and Milling segment provides extended payment terms for certain customers and/or markets due to local business conditions. The allowance for doubtful accounts is Seaboard's best estimate of the amount of probable credit losses. For most operating segments, Seaboard uses a specific identification approach to determine, in management's judgment, the collection value of certain past due accounts based on contractual terms. For the Marine segment, the allowance for doubtful accounts is based on an aging percentage methodology primarily based on historical write-off experience. Seaboard reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

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

Deferred Costs

Deferred costs represent inventory delivered to customers and related shipping costs incurred for certain commodity trades that Seaboard has received the majority of payments for the trades (which are recorded as deferred revenues) but has not yet recognized as revenue as the final sale price is not yet fixed and determinable. The corresponding deferred margin on such trades is not deemed material.

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

            Notes to Consolidated Financial Statements

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

Goodwill and Other Intangible Assets

Goodwill and other indefinite-life intangible assets are evaluated annually for impairment at the quarter-end closest to the anniversary date of the acquisition, or more frequently if circumstances indicate that impairment is likely. Separable intangible assets with finite lives are amortized over their estimated useful lives. Any one event or a combination of events such as change in the business climate, a negative change in relationships with significant customers, and changes to strategic decisions, including decisions to expand, made in response to economic or competitive conditions could require an interim assessment prior to the next required annual assessment. The most recent impairment tests performed and current market conditions indicated goodwill and other intangible assets are not impaired as of December 31, 2009. However, future conditions and marketplace changes could significantly impact prospective determinations of estimated cash flows as of December 31, 2009.

Accrued Self-Insurance

Seaboard is self-insured for certain levels of general and vehicle liability, property, workers' compensation, product recall and health care coverage. The cost of these self-insurance programs is accrued based upon estimated settlements for known and anticipated claims. Changes in estimates to previously recorded reserves are reflected in current operating results.

Deferred Grants

Included in other liabilities at December 31, 2009 and 2008 was $6,469,000 and $6,894,000, respectively, of deferred grants. The deferred grants represent economic development funds contributed by government entities that were limited to construction of a pork processing facility in Guymon, Oklahoma. Deferred grants are being amortized as a reduction of depreciation expense over the life of the assets acquired with the funds.

Asset Retirement Obligation

Seaboard  has recorded long-lived assets and a related  liability for the asset retirement obligation costs associated with the closure of the hog lagoons it is legally obligated to close in the future should Seaboard cease operations or plan to close such lagoons voluntarily in accordance with a changed operating plan. Based on detailed assessments and appraisals obtained to estimate the future retirement costs, Seaboard has determined and recorded the present value of the projected costs in non-current other liabilities on the Consolidated Balance Sheet, with the retirement asset depreciated over the economic life of the related asset. For 2009, the adjustment to existing lagoons relates to changes in certain state regulations for lagoon closures. The following table shows the changes in the asset retirement obligation during 2009 and 2008.

                                               Years ended December 31,
(Thousands of dollars)                               2009     2008

Beginning balance                                  $ 8,846   $8,117

Accretion expense                                      652      602

Liability for additional lagoons placed in service       -      127

Adjustment to existing lagoons                       1,592        -

Ending balance                                     $11,090   $8,846

          Notes to Consolidated Financial Statements

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. However, in the future as these timing differences reverse, a lower statutory tax rate may apply pursuant to the provisions for domestic manufacturers of the American Jobs Creation Act of 2004. In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740-10-55 (formerly FASB Staff Position No. 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004"), Seaboard will recognize the benefit or cost of this change in the future.

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

Cash and Cash Equivalents

For  purposes  of  the  consolidated statements  of  cash  flows,
management   considers   all  demand   deposits   and   overnight
investments  as  cash  equivalents.   Net  cash  from   operating
activities was increased and net cash from investing activities was decreased from prior year presentation by $1,333,000 and $1,954,000 for 2008 and 2007, respectively, to conform to the 2009 presentation of dividends received from foreign affiliates. The following table shows the amounts paid for interest and income taxes.
                                           Years ended December 31,
(Thousands of dollars)                     2009       2008     2007

Interest (net of amounts capitalized)   $ 13,845   $ 14,037 $ 11,733
Income taxes (net of refunds)            (10,542)    10,815   20,993

Supplemental Noncash Transactions

As more fully described in Note 13, in May 2009 Seaboard received sovereign government bonds of the Dominican Republic with a par value of $20,000,000 denominated in U.S. dollars to satisfy the same amount of outstanding billings owed by a customer that Seaboard had classified as long-term. During the fourth quarter of 2009, Seaboard sold a portion of these bonds with par value of $9,700,000. At December 31, 2009, the remaining $10,300,000 par value of bonds are classified as available-for-sale short term investments on the Consolidated Balance Sheet. During January and February 2010, Seaboard sold the remaining bonds resulting in an immaterial loss.

          Notes to Consolidated Financial Statements

As more fully described in Note 2, Seaboard repurchased the 4.74% equity interest in Seaboard Foods LLC from the former owners of Daily's effective January 1, 2007. The following table summarizes the non-cash transactions resulting from this repurchase.

                                                   Year ended
(Thousands of dollars)                          December 31, 2007

Increase in fixed assets                              $    7,976
Increase in intangible assets                              3,745
Increase in goodwill                                      12,256
Decrease in non-controlling interest                      37,933
Increase in deferred income tax liability                   (650)
Cash paid                                             $   61,260

In the fourth quarter of 2007, the Power segment received $4,500,000 of fixed assets for the settlement of a receivable, not related to its business and purchased at a discount, and recognized a gain of $3,596,000 included in other investment income.

Foreign Currency Transactions and Translation

Seaboard has operations in and transactions with customers in a number of foreign countries. The currencies of the countries fluctuate in relation to the U.S. dollar. Certain of the major contracts and transactions, however, are denominated in U.S. dollars. In addition, the value of the U.S. dollar fluctuates in relation to the currencies of countries where certain of Seaboard's foreign subsidiaries and affiliates primarily conduct business. These fluctuations result in exchange gains and losses. The activities of these foreign subsidiaries and affiliates are primarily conducted with U.S. subsidiaries or operate in hyper-inflationary environments. As a result, the
financial   statements  of  certain  foreign   subsidiaries   and
affiliates are re-measured using the U.S. dollar as the functional currency. Included in foreign currency gain (loss), net for the years ended December 31, 2009, 2008 and 2007 was a foreign currency gain of $4,794,000, a foreign currency loss of $(4,575,000) and a foreign currency gain of $1,000,000, respectively. These losses and gains reflect the re-measurements as of December 31, 2008 and 2007 of a note payable denominated in Japanese Yen, as discussed in Note 8, of a foreign consolidated subsidiary accounted for on a one-month lag except for this re-measurement of this note payable. The currency gains for 2009 and 2007 and losses for 2008 were primarily offset by a mark-to-market currency loss for December in 2009 and 2007 and a gain in December for 2008 from a foreign currency derivative contract discussed in Note 9. The note payable and related foreign currency derivative were terminated in December 2009.

Seaboard's Sugar segment and three non-controlled, non-consolidated foreign affiliates (milling businesses in Colombia, Kenya and Lesotho), use local currency as their functional currency. Assets and liabilities of these subsidiaries are translated to U.S. dollars at year-end exchange rates, and income and expense items are translated at average rates. Translation gains and losses are recorded as components of other comprehensive loss. U.S. dollar denominated net asset or liability conversions to the local currency are recorded through income.

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

Seaboard  holds  and  issues  certain derivative  instruments  to
manage   various  types  of  market  risks  from  its  day-to-day
operations primarily including commodity futures and option contracts and foreign currency exchange agreements, and from time-to-time, forward freight agreements and interest rate exchange
agreements.   While management believes each of these instruments
primarily are entered into in order to effectively manage various market risks, as

          Notes to Consolidated Financial Statements

of December 31, 2009, none of the derivatives are designated and accounted for as hedges primarily as a result of the extensive record-keeping requirements. From time to time, Seaboard may enter into speculative derivative transactions related to its market risks.

New Accounting Standards

In June 2009, the FASB issued ASC Topic 810-10 (formerly Financial Accounting Standard (FAS) No. 167 "Amendments to FASB Interpretation No. 46(R)"). This Topic amends Interpretation 46(R) and requires an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity (VIE). This analysis identifies the primary beneficiary of a VIE as the enterprise that has both the power to direct the most significant activities of a VIE and the obligation to absorb losses or the right to receive benefits from the VIE.

This Topic eliminates the quantitative approach previously required for determining the primary beneficiary of the VIE, which was based on determining which enterprise absorbs the majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both. This Topic also amends Interpretation 46(R) to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and requires certain additional disclosures about the VIE. Seaboard will be required to adopt this Topic as of January 1, 2010. Management believes the adoption of this Topic will not have a material impact on Seaboard's financial position or net earnings.

Recently Adopted Accounting Standards

Seaboard adopted FASB ASC Topic 810-10-65 (formerly FAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51") as of January 1, 2009. This Topic changed the accounting and reporting for minority interests, which are now recharacterized as noncontrolling interests. The noncontrolling interests are now classified as a component of equity. Noncontrolling interests are included in total stockholder's equity for all years stockholder's equity is presented. This Topic did not have a material impact on Seaboard's financial position or net earnings.

Note 2

Acquisitions and Repurchase of Noncontrolling Interest

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

As a result of the Daily's acquisition and repurchase, the Pork segment is the only segment with goodwill or intangible assets. The following table is a summary of goodwill and intangible assets acquired from the Daily's acquisition and Seaboard's repurchase of Daily's 4.74% equity interest in Foods, at December 31, 2009 and 2008.

              Notes to Consolidated Financial Statements

                                                             December 31,
(Thousands of dollars)                                      2009     2008

Intangibles subject to amortization:
   Gross carrying amount:
         Customer relationships                           $ 9,045  $ 9,045
         Covenants not to compete                           1,500    1,500
                                                           10,545   10,545

   Accumulated amortization:
         Customer relationships                            (5,519)  (4,210)
         Covenants not to compete                          (1,350)  (1,050)
                                                           (6,869)  (5,260)

   Net carrying amount:
         Customer relationships                             3,526    4,835
         Covenants not to compete                             150      450
Intangibles subject to amortization, net                    3,676    5,285

Intangibles not subject to amortization:
   Carrying amount-trade names and registered trademarks   17,000   17,000

Total intangible assets, net                               20,676   22,285
Goodwill                                                   40,628   40,628

Total goodwill and intangible assets, net                 $61,304  $62,913

The amortization expense of amortizable intangible assets for the years ended December 31, 2009, 2008 and 2007 was $1,610,000,
$1,610,000, and $1,610,000, respectively. Amortization expense for the five succeeding years is $930,000 for the next year and $250,000 each for the second, third, fourth and fifth year.

As of December 31, 2009, the Pork segment had $28,372,000 of goodwill and $17,000,000 of other intangible assets not subject to amortization in connection with its acquisition of Daily's in 2005. In 2008, revised projected future sales prices as of December 31, 2008 indicated the potential for impairment. In addition, the overall downturn of the United States economy and Seaboard's stock price trading below book value during the fourth quarter of 2008 provided additional indicators that Seaboard should reassess its annual evaluation for impairment related to Daily's intangible assets. This reassessment included downward revisions in previously used future projected sales volumes and royalty rate assumptions used in the measurement of Daily's trade name as a result of the current economic conditions. This analysis resulted in a $7,000,000 impairment charge recorded in cost of sales on the Consolidated Statements of Earnings during the fourth quarter of 2008 to write down the recorded value of Daily's trade name to its estimated fair value of $17,000,000 as of December 31, 2008. After this impairment charge, there was no indication of potential impairment of goodwill related to Daily's as the revised estimated enterprise fair value of Daily's exceeded its book value as of December 31, 2008. As of July 4, 2009, Seaboard conducted its annual evaluation for impairment of this goodwill and other intangible assets related to Daily's and, based on current market conditions indicating future sale price increases, additional processed meats sales volumes and related levels of estimated operating margins determined there was no impairment as of December 31, 2009.

Note 3

Short Term Investments

In April 2009, the FASB issued ASC Topic 320-10-65 (previously Staff Position FAS 115-2 and FAS 124-2 "Recognition and Presentation of Other-Than-Temporary Impairments"). This Topic amends the other-than-temporary guidance for debt securities to make the guidance more operational. This Topic also expands the disclosures required in Topic 320-10 to interim periods. Seaboard adopted this Topic in the second quarter of 2009. The adoption of this Topic did not have an impact on Seaboard's financial position or net earnings.

Seaboard's short-term investments are treated as either available-
for-sale  securities or trading securities.   All  of  Seaboard's
available-for-sale  and  trading  securities  are  classified  as
current   assets  as  they  are  readily  available  to   support
Seaboard's current operating needs. All of Seaboard's short term investments are recorded at their estimated fair market values.

            Notes to Consolidated Financial Statements


As of December 31, 2009 and 2008, the available-for-sale investments primarily consisted of money market funds, fixed rate municipal notes and bonds, corporate bonds and U.S. Government agency securities. At December 31, 2009 and 2008, short-term investments included $14,710,000 and $14,553,000, respectively, held by a wholly-owned consolidated insurance captive to pay Seaboard's retention of accrued outstanding workers' compensation claims. At December 31, 2009 and 2008, amortized cost and estimated fair market value were not materially different for these investments. As of December 31, 2009, the trading securities primarily consisted of high yield debt securities. As of December 31, 2009 and 2008, unrealized gains related to trading securities were $2,206,000 and $2,763,000, respectively.

The following is a summary of the amortized cost and estimated fair value of short-term investments for both available for sale and trading securities at December 31, 2009 and 2008.

                                            2009                2008
                                     Amortized   Fair    Amortized    Fair
(Thousands of dollars)                  Cost     Value      Cost      Value

Money market funds                   $153,699  $153,699  $ 79,059   $ 79,059
Fixed rate municipal notes and bonds  144,794   148,609   170,150    173,096
Corporate bonds                        34,663    35,449     5,006      4,800
U.S. Government agency securities      15,907    16,272    25,338     25,514
Foreign government debt securities     10,300    10,210         -          -
Asset backed debt securities            8,447     8,484     4,250      4,068
Variable rate demand notes              1,900     1,900     7,900      7,900
Other                                   3,060     3,069     6,975      6,472
Total available for sale short-term
  investments                         372,770   377,692   298,678    300,909
High yield trading debt securities     24,784    26,771         -          -
Other trading debt securities           2,669     2,888         -          -
Domestic trading equity securities          -         -     9,008     11,771
Total available for sale and trading
  short-term investments             $400,223  $407,351  $307,686   $312,680

The following table summarizes the estimated fair value of fixed rate securities designated as available-for-sale classified by the contractual maturity date of the security as of December 31, 2009.

(Thousands of dollars)                                     2009

Due within one year                                      $ 55,764
Due after one year through three years                     99,562
Due after three years                                      58,471
 Total fixed rate securities                             $213,797

In addition to its short-term investments, Seaboard also has trading securities related to Seaboard's deferred compensation plans classified in other current assets on the Condensed Consolidated Balance Sheets. See Note 9 for information on the types of trading securities held related to the deferred compensation plans and Note 10 for a discussion of assets held in conjunction with investments related to Seaboard's defined benefit pension plan.

             Notes to Consolidated Financial Statements

Note 4

Inventories

The following table is a summary of inventories at the end of each year.

                                                               December 31,
(Thousands of dollars)                                        2009      2008

At lower of LIFO cost or market:
  Live hogs and materials                                   $192,999  $201,654
  Fresh pork and materials                                    22,398    26,480
                                                             215,397   228,134
  LIFO adjustment                                            (22,807)  (40,672)
          Total inventories at lower of LIFO cost or market  192,590   187,462

At lower of FIFO cost or market:
  Grains and oilseeds                                        174,508   179,774
  Sugar produced and in process                               47,429    56,259
  Other                                                       46,804    36,964
          Total inventories at lower of FIFO cost or market  268,741   272,997

Grain, flour and feed at lower of weighted average cost or
 market                                                       37,256    48,536
           Total inventories                                $498,587  $508,995

The use of the LIFO method increased 2009 earnings by $10,898,000 ($8.81 per common share) and decreased 2008 and 2007 net earnings by $10,469,000 ($8.42 per common share) and $15,230,000 ($12.11 per common share), respectively. If the FIFO method had been used for certain inventories of the Pork segment, inventories would have been higher by $22,807,000 and $40,672,000 as of December 31, 2009 and 2008, respectively.

As of December 31, 2009, Seaboard had $10,784,000 recorded in grain inventories related to its commodity trading business that are committed to various customers in foreign countries for which customer contract performance is a heightened concern. If
Seaboard is unable to collect amounts from these customers as currently estimated or Seaboard is forced to find other customers for a portion of this inventory, it is possible that Seaboard could incur a material write-down in value of this inventory if Seaboard is not successful in selling at the current carrying value. For similar inventories that existed prior to December 31, 2009, Seaboard incurred a write-down in the first quarter of 2009 in the amount of $8,801,000 (with no tax benefit recognized), or $7.10 per share and a write-down of $7,010,000 in 2008, including $5,653,000 ($4,940,000 net of tax), or $3.98 per share, recorded in the fourth quarter of 2008.

Note 5

Investments in and Advances to Foreign Affiliates

Seaboard's investments in and advances to non-controlled, non-consolidated foreign affiliates are primarily with businesses conducting flour, maize and feed milling. As of December 31, 2009, the location and percentage ownership of these foreign affiliates are as follows: Democratic Republic of Congo (50%), Lesotho (50%), Kenya (35%), and Nigeria (25-48%) in Africa; Colombia (40%) and Ecuador (25-50%) in South America; and Haiti (23%) in the Caribbean. Also, Seaboard has an investment in a grain trading business in Peru (50%). Seaboard generally is the primary provider of choice for grains and supplies purchased by these non-controlled foreign affiliates. As Seaboard conducts its commodity trading business with third parties, consolidated subsidiaries and foreign affiliates on an interrelated basis, gross margin on foreign affiliates cannot be clearly distinguished without making numerous assumptions primarily with respect to mark-to-market accounting for commodity derivatives. In addition, Seaboard has investments in and advances to two sugar-related businesses in Argentina (46% - 50%). The equity method is used to account for all of the above investments.

            Notes to Consolidated Financial Statements

In September 2007, Seaboard acquired for $8,500,000 a 40% non-controlling interest, including cash contributed into the business, in a flour milling business in Colombia. During the fourth quarter of 2007, Seaboard acquired for $6,620,000 a 50% non-controlling interest in a grain trading business in Peru. Both of these investments are accounted for using the equity method. At December 31, 2009, Seaboard's investment in foreign affiliates included $3,778,000 related to the excess difference between the amount at which these investments were carried and the amount of underlying equity in net assets. The amortizable assets are being amortized to earnings from foreign affiliates over the remaining life of the assets.

Seaboard also had an investment in a Bulgarian wine business (the Business). Beginning in March 2007, this business was unable to make its scheduled loan payments and was in technical default on
its  bank  debt.   During the fourth quarter  of  2007,  Seaboard
signed an agreement to allow a bank to take majority ownership of the Business resulting in a loss of significant influence by
Seaboard.   Accordingly, after recording its share  of  operating
losses for the fourth quarter, Seaboard discontinued using the equity method of accounting. In accordance with ASC Topic 323-10-35 (formerly FASB Staff Position APB 18-1), Seaboard reversed $2,801,000 of previously recorded foreign currency translation gains out of Accumulated Other Comprehensive Loss in the equity section of the balance sheet related to this investment, wrote-
off   the   remaining  investment  balance  of  $1,472,000,   and
recognized as income the remaining net amount of foreign currency gains of $1,329,000 as of December 31, 2007. In 2007, Seaboard recorded 50% of the losses from the Business. In February 2009, Seaboard received approximately $64,000 for all of its remaining shares outstanding in this Business.

In prior years, Seaboard's equity investments in its Nigerian non-consolidated foreign affiliates were written down to zero and Seaboard suspended using the equity method of accounting for these non-consolidated foreign affiliates as losses allocated to Seaboard exceeded the investment. During the fourth quarter of 2009, the application of the equity method of accounting was
resumed   for   these   entities  as  a  result   of   Seaboard's
proportionate share of income exceeding the share of losses not recognized during the prior periods. A significant factor to
this   occurring   was  the  result  of  one  of   the   entities
discontinuing its feed mill operations by selling its trade name and certain assets to an entity in exchange for a minority ownership in such entity, and a separate sale of land and building to a third party for cash. Seaboard's proportionate
share   of   these  two  asset  sales  represents   approximately
$2,323,000 of the income from foreign affiliates for 2009.

Combined condensed financial information of the non-controlled, non-consolidated foreign affiliates for their fiscal periods ended within each of Seaboard's years ended, excluding the Bulgarian wine operation's financial position as of December 31, 2007 and net sales and net loss for 2008 and 2009 of Other Businesses, were as follows:

Commodity Trading and Milling Segment      December 31,

(Thousands of dollars)          2009           2008         2007

Net sales                   $1,051,621      1,053,818      613,695
Net income                  $   45,867         34,955       12,263
Total assets                $  412,849        412,555      347,040
Total liabilities           $  215,146        247,337      211,694
Total equity                $  197,703        165,218      135,346

Other Businesses                           December 31,

(Thousands of dollars)          2009           2008         2007

Net sales                   $   22,293         20,660       30,053
Net income (loss)           $    2,169            923       (2,621)
Total assets                $   11,544         15,506       13,802
Total liabilities           $    6,265         11,396       11,021
Total equity                $    5,279          4,110        2,781

               Notes to Consolidated Financial Statements

Note 6

Property, Plant and Equipment

The following table is a summary of property, plant and equipment at the end of each year.

                                       Useful          December 31,
(Thousands of dollars)                 Lives         2009        2008

Land and improvements                 15 years   $  164,290  $  161,115
Buildings and improvements            30 years      345,031     339,672
Machinery and equipment               3-20 years    697,656     760,225
Vessels and vehicles                  3-18 years    161,125     167,126
Office furniture and fixtures         5 years        25,769      25,236
Construction in progress                             32,868      32,177

                                                  1,426,739   1,485,551
Accumulated depreciation and amortization          (735,396)   (721,876)
  Net property, plant and equipment              $  691,343  $  763,675

During the first half of 2008, Seaboard started operations at its newly constructed biodiesel plant. The ongoing profitability of this plant is primarily based on future sales prices, the price of alternative inputs, enforcement of government usage mandates and reinstituting federal tax credits, which expired at the end of 2009. Management believes the federal tax credits will be renewed retroactive to January 1, 2010, sometime during 2010. Several tax credits were allowed to expire at the end of 2009 and the U.S. Congress has indicated these will be specifically reviewed again in 2010. As of December 31, 2009, Seaboard performed an impairment evaluation of this plant and determined there was no impairment based on management's current assumptions of future production volumes, sales prices, cost inputs and the probabilities of the combination of federal usage mandates and tax credits being renewed. However, if the federal tax credits are not renewed as discussed above, and future market conditions do not produce projected sales prices or expected cost inputs or there is a material change in the enforcement of government usage mandates or other available tax credits, there is a possibility that some amount of the recorded value of this processing plant could be deemed impaired during some future period including
2010, which may result in a charge to earnings. The net book value of these assets as of December 31, 2009 was $43,162,000.

As of December 31, 2009, the net book value of $20,090,000 for two barges previously classified as machinery and equipment was reclassified as held for sale in non-current other assets. See
Note 13 to the Consolidated Financial Statements for further discussion.

         Notes to Consolidated Financial Statements

Note 7

Income Taxes

Income taxes attributable to continuing operations for the years ended December 31, 2009, 2008 and 2007 differed from the amounts computed by applying the statutory U.S. Federal income tax rate of 35 percent to earnings (loss) before income taxes excluding noncontrolling interest for the following reasons:

                                               Years ended December 31,
(Thousands of dollars)                         2009      2008      2007

Computed "expected" tax expense
  excluding noncontrolling interest         $ 31,572  $ 43,481  $ 67,028

Adjustments to tax expense attributable to:
  Foreign tax differences                    (20,332)  (54,232)  (40,841)
  Tax-exempt investment income                (1,809)   (2,554)   (4,658)
  State income taxes, net of federal benefit  (3,010)   (1,966)    1,078
  Change in valuation allowance               (2,146)   (1,977)   (5,754)
  Federal tax credits                         (3,672)   (4,390)   (1,124)
  Change in pension deferred tax              (3,508)      335       131
  Other                                          629    (1,386)   (5,683)
  Total income tax expense (benefit)        $ (2,276) $(22,689) $ 10,177

Earnings before income taxes consisted of the following:

                                               Years ended December 31,
(Thousands of dollars)                         2009      2008      2007

United States                               $(14,511) $(28,988) $ 38,788

Foreign                                      104,717   153,218   152,721

Total earnings excluding
 noncontrolling interest                      90,206   124,230   191,509

Plus earnings attributable to noncontrolling
 interest                                        965      (596)       64

Total earnings before income taxes          $ 89,241  $124,826  $191,445

The components of total income taxes were as follows:

                                               Years ended December 31,
(Thousands of dollars)                         2009      2008      2007

Current:
  Federal                                   $    943  $(25,462) $ 24,192
  Foreign                                      8,454     8,259     5,935
  State and local                               (125)      823     2,542

Deferred:
  Federal                                    (18,216)   (1,280)  (21,789)
  Foreign                                     10,285    (1,425)    1,453
  State and local                             (3,617)   (3,604)   (2,156)

Income tax expense (benefit)                  (2,276)  (22,689)   10,177

Unrealized changes in other comprehensive
 income                                       (3,206)  (11,525)    2,492

  Total income taxes                        $ (5,482) $(34,214) $ 12,669

As of December 31, 2009 and 2008, Seaboard had income taxes receivable of $4,923,000 and $24,688,000, respectively, primarily related to domestic tax jurisdictions and had income taxes payable of $2,048,000 and $3,946,000, respectively, primarily related to foreign tax jurisdictions.

           Notes to Consolidated Financial Statements

Components of the net deferred income tax liability at the end of each year were as follows:

                                                       December 31,
(Thousands of dollars)                              2009         2008

Deferred income tax liabilities:
  Cash basis farming adjustment                 $   11,065   $   12,001
  Deferred earnings of foreign subsidiaries              -        2,749
  Depreciation                                     100,815       94,313
  LIFO                                                 242       17,330
  Other                                              2,233        2,368
                                                $  114,355   $  128,761
Deferred income tax assets:
  Reserves/accruals                             $   50,097   $   48,708
  Tax credit carryforwards                          12,659        9,271
  Deferred earnings of foreign subsidiaries          1,733            -
  Net operating and capital loss carryforwards      18,648       16,381
  Foreign minimum tax credit carryforward           10,104        8,152
  Other                                                679          314
                                                    93,920       82,826
Valuation allowance                                 28,621       21,075
  Net deferred income tax liability             $   49,056   $   67,010

Seaboard recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. For the years ended December 31, 2009, 2008 and 2007, such interest and penalties were not material. The Company had approximately $1,153,000 and $726,000 accrued for the payment of interest and penalties on uncertain tax positions at December 31, 2009, and 2008, respectively.

As of December 31, 2009 and 2008, Seaboard had $3,395,000 and $3,464,000, respectively, in total unrecognized tax benefits all of which, if recognized, would affect the effective tax rate. Seaboard does not have any material uncertain tax positions in which it is reasonably possible that the total amounts of the unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. The following table is a reconciliation of the beginning and ending amount of unrecognized tax benefits.

(Thousands of dollars)                                   2009       2008

Beginning balance at January 1                        $  3,464   $    433
Additions for uncertain tax positions of prior years       206          -
Decreases for uncertain tax positions of prior years      (184)       (77)
Additions for uncertain tax positions of current year       32      3,108
Settlements                                                (15)         -
Lapse of statute of limitations                           (108)         -
Ending balance at December 31                         $  3,395   $  3,464

Seaboard's tax returns are regularly audited by federal, state and foreign tax authorities, which may result in adjustments.
Seaboard's U.S. federal income tax returns have been reviewed through the 2004 tax year.

As of December 31 2009, Seaboard had not provided for U.S. Federal Income and foreign withholding taxes on $655,964,000 of undistributed earnings from foreign operations as Seaboard intends to reinvest such earnings indefinitely outside of the United States. Determination of the tax that might be paid on these undistributed earnings if eventually remitted is not practicable.

           Notes to Consolidated Financial Statements

Seaboard has tax holidays in one foreign country in 2009 and 2008 and had tax holidays in two foreign countries in 2007 which resulted in tax savings of approximately $3,259,000, $1,961,000, and $2,646,000 or $2.63, $1.58, and $2.10 per diluted earnings per common share for the years ended December 31, 2009, 2008 and 2007, respectively. One of these expired at the end of 2007 and the other expires in 2012.

Management believes Seaboard's future taxable income will be sufficient for full realization of the net deferred tax assets. The valuation allowance relates to the tax benefits from foreign net operating losses, U.S. charitable contribution carryforwards and capital losses. Management does not believe these benefits are more likely than not to be realized due to limitations imposed on the deduction of these losses. The increase of $7,546,000 in the valuations allowance for 2009 was primarily the result of foreign minimum income tax credits which are subject to a limited carryforward period and taxable income limitations, partially offset by the realization of capital loss carryforwards. At December 31, 2009, Seaboard had foreign net operating loss carryforwards (NOLs) of approximately $36,110,000 a portion of which expire in varying amounts between 2010 and 2016, while others have indefinite expiration periods.

At December 31, 2009, Seaboard had state tax credit carryforwards of approximately $12,368,000 net of valuation allowance, all of which carryforward indefinitely.

Note 8

Notes Payable and Long-term Debt

Notes payable amounting to $81,262,000 and $177,205,000 at December 31, 2009 and 2008, respectively, consisted of obligations due banks on demand or based on Seaboard's ability and intent to repay within one year. In the fourth quarter of 2009, Seaboard obtained letter of credit financing that replaced existing letters of credit resulting in an increase to borrowing capacity by approximately $16,303,000. At December 31, 2009, Seaboard had a committed line totaling $300,000,000, maturing July 10, 2013, and uncommitted lines totaling approximately $135,588,000 of which $98,588,000 of the uncommitted lines relate to foreign subsidiaries. At December 31, 2009, there were no borrowings outstanding under the committed line and borrowings outstanding under the uncommitted lines totaled $33,762,000, all related to foreign subsidiaries. The uncommitted borrowings outstanding at December 31, 2009 primarily represented $24,899,000 denominated in South African rand. Also included in Notes Payable at December 31, 2008 was a term note of $56,638,000 denominated in Japanese Yen which was converted during the fourth quarter of 2008 from a previous uncommitted line. The term note denominated in Japanese Yen was paid off in December 2009 and replaced with a term note denominated in U.S. dollars with a balance of $47,500,000 at December 31, 2009. The weighted average interest rates for outstanding notes payable were 6.07% and 6.04% at December 31, 2009 and 2008, respectively.

At December 31, 2009, Seaboard's borrowing capacity under its committed and uncommitted lines were reduced by letters of credit
(LCs) totaling $41,720,000, and $3,780,000, respectively, primarily including $26,385,000 of LCs for Seaboard's outstanding Industrial Development Revenue Bonds (IDRBs) and $16,802,000 related to insurance coverages.

The  notes payable to banks under the credit lines are unsecured.
The  lines  of  credit  do  not  require  compensating  balances.
Facility fees on these agreements are not material.

          Notes to Consolidated Financial Statements

The following table is a summary of long-term debt at the end  of each year.
                                                            December 31,
(Thousands of dollars)                                     2009      2008

Private placements:

 5.80% senior notes, repaid in 2009                    $       -  $  6,500

 6.21% senior notes, repaid in 2009                            -    38,000

 6.21% senior notes, due 2010 through 2012                 3,214     4,286

 6.92% senior notes, due 2012                             31,000    31,000

Industrial Development Revenue Bonds, floating rates
 (.39%-.44% at December 31, 2009) due 2014 through 2027   41,800    41,800

Bank debt, 6.87% - 7.60%, repaid in 2009                       -       319

Foreign subsidiary obligations, 17.00%, due 2010             688     1,217

Foreign subsidiary obligation, floating rate                 232       262

Capital lease obligations and other                        1,935     2,230

                                                          78,869   125,614

Current maturities of long-term debt                      (2,337)  (47,054)

 Long-term debt, less current maturities               $  76,532  $ 78,560

Of the 2009 foreign subsidiary obligations, $688,000 was denominated in CFA francs, $232,000 was payable in Argentine pesos, and the foreign subsidiary obligations denominated in Mozambique metical was repaid in 2009. Of the 2008 foreign subsidiary obligations, $1,074,000 was denominated in CFA francs, $262,000 was payable in Argentine pesos, and the remaining $143,000 was denominated in Mozambique metical.

The terms of the note agreements pursuant to which the senior notes, IDRBs, bank debt and credit lines were issued require, among other terms, the maintenance of certain ratios and minimum net worth, the most restrictive of which requires consolidated funded debt not to exceed 50% of consolidated total capitalization; an adjusted leverage ratio of less than 3.5 to 1.0; requires the maintenance of consolidated tangible net worth, as defined, of not less than $1,150,000,000 plus 25% of cumulative consolidated net income beginning March 29, 2008; limits aggregate dividend payments to $10,000,000 plus 50% of consolidated net income less 100% of consolidated net losses beginning January 1, 2002 plus the aggregate amount of Net Proceeds of Capital Stock for such period ($535,883,000 as of December 31, 2009) or $15,000,000 per year under certain circumstances; limits the sum of subsidiary indebtedness and priority indebtedness to 10% of consolidated tangible net worth; and limits Seaboard's ability to acquire investments and sell assets under certain circumstances. Seaboard is in compliance with all restrictive debt covenants relating to these agreements as of December 31, 2009.

Annual  maturities of long-term debt at December 31, 2009 are  as follows:  $2,337,000 in 2010, $1,477,000 in 2011, $32,546,000  in
2012,  $556,000  in  2013,  $7,953,000 in  2014  and  $34,000,000
thereafter.

Note 9

Derivatives and Fair Value of Financial Instruments

Seaboard adopted ASC Topic 820 (formerly FAS No. 157, "Fair Value Measurements") on January 1, 2008 with the exception of nonfinancial assets and nonfinancial liabilities that were deferred by ASC Topic 820-10 (formerly the Financial Accounting Standards Board Staff Position FAS 157-2). Seaboard adopted ASC Topic 820 for these nonfinancial assets and nonfinancial liabilities as of January 1, 2009. The adoption of ASC Topic 820 for nonfinancial assets and liabilities did not have a material impact on Seaboard's financial position or net earnings.

ASC Topic 820 discusses valuation techniques, such as the market approach (prices and other relevant information generated by market conditions involving identical or comparable assets or liabilities), the income approach (techniques to convert future amounts to single present amounts based on market expectations including present value techniques and option-pricing), and the cost approach (amount that would be required to replace the service capacity of an asset which is often referred to as replacement cost). ASC Topic 820 utilizes a fair value hierarchy

          Notes to Consolidated Financial Statements

that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

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

The following table shows assets and liabilities measured at fair value (derivatives exclude margin accounts) on a recurring basis as of December 31, 2009 and also the level within the fair value hierarchy used to measure each category of assets.

                                            Balance
                                          December 31,
(Thousands of dollars)                       2009     Level 1   Level 2 Level 3

  Assets:
Available-for-sale securities - short-term
 investments:
   Money market funds                      $153,699  $153,699  $      -    $  -
   Fixed rate municipal notes and bonds     148,609         -   148,609       -
   Corporate bonds                           35,449         -    35,449       -
   U.S. Government agency securities         16,272         -    16,272       -
   Foreign government debt securities        10,210         -    10,210       -
   Asset backed debt securities               8,484         -     8,484       -
   Variable rate demand notes                 1,900         -     1,900       -
   Other                                      3,069         -     3,069       -
Trading securities- short term investments:
   High yield debt securities                26,771         -    26,771       -
   Other debt securities                      2,888         -     2,888       -
Trading securities - other current assets:
   Domestic equity securities                10,834    10,834         -       -
   Foreign equity securities                  7,054     3,327     3,727       -
   Fixed income mutual funds                  2,027     2,027         -       -
   U.S. Treasury securities                   1,466         -     1,466       -
   Money market funds                         2,649     2,649         -       -
   U.S. Government agency securities          2,516         -     2,516       -
   Other                                        139       139         -       -
Derivatives                                   5,040     4,610       430       -
   Total Assets                            $439,076  $177,285  $261,791    $  -
   Total Liabilities - Derivatives $          8,231  $  2,288  $  5,943    $  -

In April 2009, the FASB issued ASC Topic 820-10-65-4 (formerly FASB Staff Position FAS 157-4 "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly"). This Topic provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. Seaboard adopted this Topic in the second quarter of 2009. The adoption of this Topic did not have an impact on Seaboard's financial position or net earnings.

         Notes to Consolidated Financial Statements

Financial instruments consisting of cash and cash equivalents, net receivables, notes payable, and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of the instruments.

The fair value of long-term debt is estimated by comparing interest rates for debt with similar terms and maturities. The amortized cost and estimated fair values of investments and long-term debt at December 31, 2009 and 2008 are presented below.

December 31,                         2009                        2008

(Thousands of dollars)   Amortized Cost  Fair Value  Amortized Cost  Fair Value

Short-term investments,
 available for sale        $372,770       $377,692      $298,678      $300,909

Short-term investments,
 trading debt securities     27,453         29,659             -             -

Short-term investments,
 trading equity securities        -              -         9,008        11,771

Long-term debt               78,869         82,415       125,614       131,822

In March 2008, the FASB issued ASC Topic 815-10 (formerly FAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133"). This Topic changed the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under ASC Topic 815, and how derivative instruments and related hedged items affect an entity's financial position, net earnings, and cash flows. Seaboard adopted this Topic as of January 1, 2009. This Topic did not have an impact on Seaboard's financial position or net earnings. While management believes its derivatives are primarily economic hedges of its firm purchase and sales contracts or anticipated sales contracts, Seaboard does not perform the extensive record-keeping required to account for these types of transactions as hedges for accounting purposes.

Commodity Instruments

Seaboard uses various grain, meal, hog, pork bellies and energy resource related futures and options to manage its risk to price fluctuations for raw materials and other inventories, finished product sales and firm sales commitments. From time to time, Seaboard may enter into speculative derivative transactions not directly related to its raw material requirements. The nature of Seaboard's market risk exposure has not changed materially since December 31, 2008. Commodity derivatives are recorded at fair value with any changes in fair value being marked to market as a component of cost of sales on the Consolidated Statements of Earnings. Since these derivatives are not accounted for as hedges, fluctuations in the related commodity prices could have a material impact on earnings in any given year.

At December 31, 2009, Seaboard had open net derivative contracts to sell 13,955,000 bushels of grain, 1,344,000 gallons of heating oil and 87,900 tons of soybean meal and to purchase 2,720,000 pounds of hogs. At December 31, 2008, Seaboard had open net contracts to purchase and (sell) (8,305,000) bushels of grain with a fair value of $(3,272,000) 61,000 tons of soybean meal with  a  fair value of $(589,000) and 13,200,000 pounds  of  hogs with a fair value of $(23,000), included with other accrued liabilities or other current assets on the Consolidated Balance Sheets. At December 31, 2008, Seaboard had contracts to sell 1,722,000 tons of heating oil with a fair value of $59,000. For the years ended December 31, 2009, 2008 and 2007 Seaboard recognized net realized and unrealized gains of $7,047,000, $36,156,000, and $18,469,000, respectively, related to commodity contracts, primarily included in cost of sales on the Consolidated Statements of Earnings.

Foreign currency exchange agreements

Seaboard enters into foreign currency exchange agreements to manage the foreign currency exchange rate risk with respect to certain transactions denominated in foreign currencies. These foreign exchange agreements are recorded at fair value with changes in value marked to market as a component of cost of sales on the Consolidated Statements of Earnings as management believes they are primarily related to the underlying commodity transaction, with the exception of the Japanese Yen foreign exchange agreement. The change in value of the Japanese Yen foreign exchange agreement was marked to market as a component of foreign currency gain (loss) on the Consolidated Statements of Earnings. Since these agreements are not accounted for as hedges, fluctuations in the related currency exchange rates could have a material impact on earnings in any given year.

          Notes to Consolidated Financial Statements

At December 31, 2009, Seaboard had trading foreign exchange contracts to cover its firm sales and purchase commitments and related trade receivables and payables with notional amounts of $193,379,000 primarily related to the South African Rand and the Euro. At December 31, 2009, Seaboard did not have any trading foreign exchange contracts to cover various foreign currency working capital needs related to the South African Rand.

At December 31, 2008, Seaboard had trading foreign exchange contracts (receive $U.S./pay South African Rand (ZAR)) to cover its firm sales commitments and trade receivables with notional amounts of $77,343,000 with a fair value of $1,817,000, included in other accrued liabilities on the Consolidated Balance Sheet. At December 31, 2008, Seaboard had trading foreign exchange contracts (receive $U.S./pay ZAR) to cover various foreign currency working capital needs for notional amounts of $28,490,000, with fair values of $(114,000).

At December 31, 2008, Seaboard had trading foreign exchange contracts (receive $U.S./pay Euro) to cover its firm sales commitments and trade receivables with a notional amount of $43,076,000, with fair values of $(2,367,000), included in other accrued liabilities on the Consolidated Balance Sheet.

At December 31, 2008, Seaboard had trading foreign exchange contracts (pay $U.S./receive Canadian Dollars) to cover its purchase commitments and trade payables with a notional amount of $105,000 with fair values of $6,000.

At December 31, 2008, Seaboard had trading foreign exchange contracts (receive Japanese Yen/pay $U.S.) to cover note payable borrowings for a term note denominated in Japanese Yen for notional amounts of $58,781,000, with fair values of $1,017,000.

Forward Freight Agreements

The Commodity Trading and Milling segment enters into certain forward freight agreements, viewed as taking long positions in the freight market as well as covering short freight sales, which may or may not result in actual losses when future trades are executed. These forward freight agreements, which expired in the fourth quarter of 2009, are not accounted for as hedges but are viewed by management as an economic hedge against the potential of future rising charter hire rates to be incurred by this segment for bulk cargo shipping while conducting its business of delivering grains to customers in many international locations. At December 31, 2009, there were no outstanding forward freight agreements. At December 31, 2008, Seaboard had agreements to pay $41,500 and receive $47,750 per day during 2009 with fair values of $(11,636,000) and $13,917,000, respectively, included with other accrued liabilities and other current assets on the Consolidated Balance Sheet. Since these agreements are not accounted for as hedges, the change in value related to these agreements is recorded in cost of sales-products on the Consolidated Statement of Earnings. Forward freight agreements had no net exposure to a change in market price as the two open forward freight agreements offset each other at December 31, 2008. As of December 31, 2009, there were no such agreements outstanding.

Interest Rate Exchange Agreements

In December 2008 and again in March 2009, Seaboard entered into ten-year interest rate exchange agreements which involves the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to mitigate the effects of fluctuations in interest rates on variable rate debt. Seaboard agreed to pay a fixed rate and receive a variable rate of interest on two notional amounts of $25,000,000 each. In June 2009, Seaboard terminated both interest rate exchange agreements with a total notional value of $50,000,000. Seaboard received payments in the amount of $3,981,000 to unwind these agreements. Since these interest rate exchange agreements were not accounted for as hedges, the change in value related to these agreements were recorded in Miscellaneous, net in the Condensed Consolidated Statements of Earnings. As of December 31, 2009, there were no such agreements outstanding.

Counterparty Credit Risk

Seaboard  is subject to counterparty credit risk related  to  its foreign currency exchange agreements and forward freight agreements. The maximum amount of loss due to the credit risk of the counterparties for these agreements, should the counterparties fail to perform according to the terms of the contracts, is $430,000 as of December 31, 2009. Seaboard's foreign currency exchange agreements have a maximum amount of loss due to credit risk in the amount of $430,000 with several counterparties. Seaboard does not hold any collateral related to these agreements.

           Notes to Consolidated Financial Statements

The  following  table  provides the  amount  of  gain  or  (loss)
recognized  for  each  type  of  derivative  and  where  it   was
recognized in the Condensed Consolidated Statement of Earnings for the year ended December 31, 2009.

(Thousands of dollars)

December  31,  2009       Location of Gain or (Loss)   Amount of Gain or (Loss)
                           Recognized in Income on     Recognized in Income on
                                 Derivative                   Derivative

Commodities                 Cost of sales-products            $   7,047
Foreign currencies          Cost of sales-products              (27,676)
Foreign currencies          Foreign currency                     (1,980)
Interest rate               Miscellaneous, net                    5,312

The following table provides the fair value of each type of derivative held as of December 31, 2009 and where each derivative is included on the Condensed Consolidated Balance
Sheets.

(Thousands of dollars)   Asset Derivatives           Liability Derivatives

                        Balance                       Balance
                         Sheet          Fair           Sheet              Fair
                       Location        Value         Location            Value

Commodities     Other current assets  $4,610  Other current liabilities  $2,288
Foreign
 currencies     Other current assets     430  Other current liabilities   5,943

Note 10

Employee Benefits

Seaboard maintains a defined benefit pension plan (the Plan) for its domestic salaried and clerical employees. The Plan generally provides eligibility for participation after one year of service upon attaining the age of 21. Benefits are generally based upon the number of years of service and a percentage of final average pay.

Seaboard has historically based pension contributions on minimum funding standards to avoid the Pension Benefit Guaranty Corporation variable rate premiums established by the Employee Retirement Income Security Act of 1974. However, because of Seaboard's positive liquidity position for the past three years, management authorized additional contributions to be made. In April 2007, Seaboard made a deductible contribution of $10,000,000 for the 2006 plan year, which resulted in a slightly overfunded status in the Plan as of December 31, 2007. In July 2009, Seaboard made a deductible contribution of $14,615,000 for the 2008 plan year as a result of the significant investment losses incurred in the Plan during the fourth quarter of 2008. Management anticipates making an additional deductible contribution to the Plan currently estimated to be between $8,000,000 and $15,000,000 for the 2009 and 2010 plan years.

In December 2008, the FASB issued ASC Topic 715-20-65 (formerly FSP FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets," amending FASB Statement No. 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits"). This Topic required more detailed disclosures regarding defined benefit pension plan assets, including investment policies and strategies, major categories of plan assets, valuation techniques used to measure the fair value of plan assets and significant concentration of risk within plan assets. Seaboard adopted these new disclosure requirements as of December 31, 2009. The adoption of this Topic did not have an impact on Seaboard's financial position or net earnings.

Assets are invested in the Plan to achieve a diversified overall portfolio consisting primarily of individual stocks, money market funds, collective investment funds, bonds and mutual funds. Seaboard is willing to accept a moderate level of risk to potentially achieve higher investment returns. The overall portfolio is evaluated relative to customized benchmarks, and is expected to exceed the customized benchmark over five year rolling periods and longer. The investment strategy provides investment managers' discretion and is periodically reviewed by management for continued appropriateness. Derivatives, real estate investments, non-marketable and private equity or placement securities are not allowed investments under the Plan. Seaboard's asset allocation targets and actual investment composition within the Plan were as follows:

             Notes to Consolidated Financial Statements


                                        Actual Plan Composition at December 31,
                       Target Allocation          2009          2008

Domestic Large Cap
 Equity                       36%                  29%           33%

Domestic Small and
 Mid Cap Equity               14%                  12%           13%

International Equity          15%                   9%           14%

Fixed Income                  34%                  31%           39%

Cash and cash equivalents      1%                  19%            1%

As described in Note 9 to the Consolidated Financial Statements, ASC Topic 820 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following table shows the Plan assets measured at estimated fair value as of December 31, 2009 and also the level within the fair value hierarchy used to measure each category of assets.

                                    Balance
                                  December 31,
(Thousands of dollars)               2009      Level 1     Level 2   Level 3

  Assets:
   Domestic equity securities       $19,355     $19,355    $     -    $    -
   Money market funds                18,898      18,898          -         -
   Collective investment funds       11,566           -     11,566         -
   U.S. Government agency securities  8,875           -      8,875         -
   Fixed income mutual funds          8,087       8,087          -         -
   Foreign equity securities          7,003       2,402      4,601         -
   Corporate bonds                    4,179           -      4,179         -
   U.S. Treasury securities           4,012           -      4,012         -
   Mutual funds-equities              2,854       2,854          -         -
Total Assets                        $84,829     $51,596    $33,233    $    -

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

Assumptions used in determining pension information for the plans were:
                                                  Years ended December 31,
                                               2009         2008        2007
Weighted-average assumptions

 Discount rate used to determine obligations 5.25-6.25%     6.25%       6.50%

 Discount rate used to determine net periodic
  benefit cost                                  6.25%       6.50%       5.75%

 Expected return on plan assets                 7.50%       7.50%       7.50%

 Long-term rate of increase in compensation
   levels                                    4.00-5.00%  4.00-5.00%  4.00-5.00%

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

            Notes to Consolidated Financial Statements

The changes in the plans' benefit obligations and fair value of assets for the Plan, supplemental executive plans and retirement agreements for the years ended December 31, 2009 and 2008, and a statement of the funded status as of December 31, 2009 and 2008 were as follows:

December 31,
                                                   2009               2008

                                       Assets exceed  Accumulated Accumulated
                                        accumulated    benefits     benefits
(Thousands of dollars)                    benefits  exceed assets exceed assets

Reconciliation of benefit obligation:
 Benefit obligation at beginning of year   $72,627     $ 60,287     $116,844
 Service cost                                2,925        3,115        5,199
 Interest cost                               4,572        3,611        7,510
 Actuarial losses                            4,669        1,188        8,023
 Benefits paid                              (2,504)      (3,790)      (4,662)
    Plan amendments                              -        1,215            -
  Benefit obligation at end of year        $82,289     $ 65,626     $132,914

Reconciliation of fair value of plan
  assets:
 Fair value of plan assets at beginning of
  year                                     $58,321     $      -     $ 81,338
 Actual return (loss) on plan assets        14,397            -      (20,626)
 Employer contributions                     14,615        3,790        2,271
 Benefits paid                              (2,504)      (3,790)      (4,662)
 Fair value of plan assets at end of year  $84,829     $      -     $ 58,321
Funded status                              $ 2,540     $(65,626)    $(74,593)

The funded status of the Plan was $2,540,000 and ($14,306,000) at December 31, 2009 and 2008, respectively. The accumulated benefit obligation for the Plan was $74,666,000 and $65,994,000 and for the other plans was $45,381,000 and $38,593,000 at December 31, 2009 and 2008, respectively. Expected future net benefit payments for all plans during each of the next five years and in aggregate for the five year period beginning with the sixth year are as follows: $6,161,000, $5,404,000, $5,797,000,
$6,177,000, $6,665,000, and $47,450,000, respectively.

The amounts not reflected in net periodic benefit cost and included in accumulated other comprehensive income (AOCI) at December 31, 2009 and 2008 were as follows:

(Thousands of dollars)                            2009            2008

Accumulated loss, net of gain                  $(48,346)       $(56,322)
Prior service cost, net of credit                (8,209)          7,796)
Transitional obligation                             (32)            (49)
Total Accumulated Other Comprehensive Income   $(56,587)       $(64,167)

The net periodic benefit cost of these plans was as follows:

                                            Years ended December 31,
(Thousands of dollars)                      2009      2008      2007

Components of net periodic benefit cost:
 Service cost                            $  6,040   $ 5,199   $ 5,002
 Interest cost                              8,183     7,510     6,451
 Expected return on plan assets            (4,761)   (6,029)   (5,486)
 Settlement                                     -         -     3,671
 Amortization and other                     5,017     1,582     2,224
 Net periodic benefit cost               $ 14,479   $ 8,262   $11,862

           Notes to Consolidated Financial Statements

The accumulated unrecognized losses for 2008 in the Plan as of December 31, 2008 exceeded the 10% deferral threshold as permitted under U.S. GAAP as a result of the significant investment losses incurred during 2008. Accordingly, Seaboard's pension expense for the Plan increased by approximately $3,140,000 for 2009 as compared to 2008 as a result of loss amortization. In addition, pension expense for the Plan increased an additional $1,725,000 for 2009 as compared to 2008 as a result of reduced expected return on assets, from the decline of assets in the Plan during 2008, partially offset by approximately $457,000 in expected earnings from the 2009 contribution discussed above. Effective January 1, 2010, Seaboard split a portion of employees from the Plan into a new defined benefit pension. However, the split did not change the employees benefit and thus pension expense should not be materially impacted.

The late Mr. H. H. Bresky retired as President and CEO of Seaboard effective July 6, 2006. As a result of Mr. Bresky's retirement, he was entitled to a lump sum payment of $8,709,000 from Seaboard's Executive Retirement Plan. Under IRS regulations, there is a six month delay of benefit payments for key employees and thus Mr. Bresky was not paid his lump sum until February 2007. This lump sum payment exceeded the Company's service and interest cost components under this plan and thus required Seaboard to recognize a portion of its actuarial losses. However, Seaboard was not relieved of its obligation until the settlement was paid in 2007. Accordingly, the settlement loss of $3,671,000 was not recognized until February 2007 in accordance with ASC Topic 715 (formerly FAS No. 88, "Employers Accounting for Settlements and Curtailments of Defined Benefit Pension for Termination Benefits.")

The amounts in AOCI expected to be recognized as components of net periodic benefit cost in 2010 are as follows:

(Thousands of dollars)                                      2010

Accumulated loss, net of gain                             $ 3,128
Prior service cost, net of credit                             930
Transition obligation                                          16
 Estimated net periodic benefit cost                      $ 4,074

Seaboard participates in a multi-employer pension fund, which covers certain union employees under a collective bargaining agreement. Seaboard is required to make contributions to this plan in amounts established under the collective bargaining agreement. Contribution expense for this plan was $509,000, $498,000, and $453,000 for the years ended December 31, 2009, 2008 and 2007, respectively. The applicable portion of the total plan benefits and net assets of this plan is not separately identifiable although Seaboard has received notice the pension fund was under funded. Seaboard could, under certain circumstances, be liable for unfunded vested benefits or other expenses of this jointly administered union plan. Seaboard has not established any liabilities for potential future withdrawal as such withdrawal from this plan is not probable.

Seaboard maintains a defined contribution plan covering most of its domestic salaried and clerical employees. Seaboard contributes to this plan an amount equal to 100% of employee contributions up to a maximum of 3% of employee compensation. Employee vesting is based upon years of service with 20% vested after one year of service and an additional 20% vesting with each additional complete year of service. Contribution expense for this  plan  was  $1,868,000, $1,812,000, and $1,709,000  for  the years ended December 31, 2009, 2008 and 2007, respectively. In addition, Seaboard maintains a defined contribution plan covering most of its hourly, non-union employees and two defined contribution plans covering most of Daily's employees. Contribution expense for these plans was $1,378,000, $1,038,000, and $893,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Beginning in 2006, Seaboard established a deferred compensation plan which allows certain employees to reduce their compensation in exchange for values in four investments. Seaboard also has an Investment Option Plan which allowed certain employees to reduce their compensation in exchange for an option to acquire interests measured by reference to three investments. However, as a result of U.S. tax legislation passed in 2004, reductions to compensation earned after 2004 are no longer allowed under the Investment Option Plan. The exercise price for each investment option was established based upon the fair market value of the underlying investment on the date of grant. Under both plans, Seaboard contributes 3% of the employees reduced compensation. Seaboard's expense (income) for these two deferred compensation plans, which primarily includes amounts related to the change in fair value of the underlying investment accounts, was $4,340,000, $(9,539,000) and $2,298,000 for the years ended

           Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007, respectively. Included in other liabilities at December 31, 2009 and 2008 are $22,430,000 and $15,930,000, respectively, representing the market value of the payable to the employees upon distribution or exercise for each plan. In conjunction with these plans, Seaboard purchased the specified number of units of the employee-designated investment plus the applicable option price for the Investment Option Plan. These investments are treated as trading securities and are stated at their fair market values. Accordingly, as of December 31, 2009 and 2008, $26,729,000 and $22,225,000,
respectively, were included in other current assets on the Consolidated Balance Sheets. Investment income (loss) related to the mark-to-market of these investments for 2009, 2008, and 2007 totaled $4,253,000, $(9,618,000) and $2,183,000, respectively.

Note 11

Commitments and Contingencies

In July 2009, Seaboard Corporation, and affiliated companies in its Commodity Trading and Milling segment, resolved a dispute with a third party related to a 2005 transaction in which a portion of its trading operations was sold to a firm located abroad. As a result of this action, Seaboard Overseas Limited received approximately $16,787,000, net of expenses, in the third quarter of 2009. There was no tax expense on this transaction.

Seaboard is subject to various legal proceedings related to the normal conduct of its business, including various environmental related actions. In the opinion of management, none of these actions is expected to result in a judgment having a materially adverse effect on the consolidated financial statements of Seaboard.

Contingent Obligations

Certain  of  the  non-consolidated  affiliates  and  third  party contractors who perform services for Seaboard have bank debt supporting their underlying operations. From time to time, Seaboard will provide guarantees of that debt allowing a lower borrowing rate or facilitating third party financing in order to further business objectives. Seaboard does not issue guarantees of third parties for compensation. As of December 31, 2009, Seaboard had guarantees outstanding to two third parties with a total maximum exposure of $1,354,000. Seaboard has not accrued a liability for any of the third party or affiliate guarantees as management considers the likelihood of loss to be remote.

As of December 31, 2009, Seaboard had outstanding letters of credit (LCs) with various banks which reduced its borrowing capacity under its committed and uncommitted credit facilities as discussed in Note 8 by $41,720,000 and $3,780,000, respectively. Included in these amount are LCs totaling $26,385,000, which support the IDRBs included as long-term debt and $16,802,000 of LCs related to insurance coverage.

Commitments

As of December 31, 2009 Seaboard had various firm noncancelable purchase commitments and commitments under other agreements, arrangements and operating leases as described in the table below.

Purchase commitments                        Years ended December 31,

(Thousands of dollars)          2010     2011    2012    2013   2014 Thereafter

Hog procurement contracts    $169,494 $148,932 $     - $     - $     - $      -

Grain and feed ingredients     79,455    3,298       -       -       -        -

Grain purchase contracts for
 resale                        97,000        -       -       -       -        -

Fuel purchase contract         22,612        -       -       -       -        -

Equipment purchases
  and facility improvements    16,127    2,601       -       -       -        -

Other purchase commitments      4,761        -       -       -       -        -

Total firm purchase
 commitments                  389,449  154,831       -       -       -        -

Vessel, time and voyage-
 charter arrangements          69,631   22,843  22,130  18,005   1,784        -

Contract grower finishing
 agreements                    12,106   11,285  10,336   9,710   9,052   33,403

Other operating lease
 payments                      19,467   17,490  14,850  13,601  13,509  213,041

Total unrecognized firm
 commitments                 $490,653 $206,449 $47,316 $41,316 $24,345 $246,444

        Notes to Consolidated Fianancial Statements

Seaboard has contracted with third parties for the purchase of live hogs to process at its pork processing plant and has entered into grain and feed ingredient purchase contracts to support its live hog operations. The commitment amounts included in the table are based on projected market prices as of December 31, 2009. During 2009, 2008 and 2007, this segment paid $163,047,000, $155,400,000 and $131,490,000, respectively for live hogs purchased under committed contracts.

The Commodity Trading and Milling segment enters into grain purchase contracts and ocean freight contracts, primarily to support firm sales commitments. These contracts are valued based on projected commodity prices as of December 31, 2009. This segment also has short-term freight contracts in place for delivery of future grain sales.

The Marine segment enters into contracts to time-charter vessels for use in its operations. These contracts range from short-term time-charters for a few months and long-term commitments ranging from one to three years. This segment's charter hire expenses during 2009, 2008 and 2007 totaled $82,728,000, $115,877,000 and
$88,761,000, respectively.

To support the operations of the Pork segment, Seaboard has contract grower finishing agreements in place with farmers to raise a portion of Seaboard's hogs according to Seaboard's specifications under long-term service agreements. Under the terms of the agreements, additional payments would be required if the grower achieves certain performance standards. The contract grower finishing obligations shown above do not reflect these incentive payments which, given current operating performance, total approximately $1,500,000 per year. In the event the farmer is unable to perform at an acceptable level, Seaboard has the right to terminate the contract. During the years ended 2009, 2008 and 2007, Seaboard paid $13,703,000, $13,389,000 and
$13,280,000,   respectively,  under  contract  grower   finishing
agreements.

Seaboard also leases various facilities and equipment under noncancelable operating lease agreements including a terminal operations agreement at the Port of Miami which runs through 2028. Rental expense for operating leases amounted to $26,404,000, $23,147,000 and $20,174,000 in 2009, 2008 and 2007,
respectively.

Note 12

Stockholders' Equity and Accumulated Other Comprehensive Loss

On August 7, 2007, the Board of Directors authorized Seaboard to repurchase from time to time prior to August 31, 2009 up to $50,000,000 market value of its Common Stock in open market or privately negotiated purchases, of which $11,129,000 remained available upon expiration on August 31, 2009.

On November 6, 2009, the Board of Directors authorized Seaboard to repurchase from time to time prior to October 31, 2011 up to $100 million market value of its Common Stock in open market or privately negotiated purchases which may be above or below the traded market price. Such purchases may be made by Seaboard or Seaboard may from time to time enter into a 10b5-1 plan authorizing a third party to make such purchases on behalf of Seaboard. The stock repurchase will be funded by cash on hand. Any shares repurchased will be retired and shall resume the status of authorized and unissued shares. Any stock repurchases will be made in compliance with applicable legal requirements and the timing of the repurchases and the number of shares to be repurchased at any given time may depend on market conditions, Securities and Exchange Commission regulations and other factors. The Board's stock repurchase authorization does not obligate
Seaboard to acquire a specific amount of common stock and the stock repurchase program may be suspended at any time at Seaboard's discretion.

Seaboard used cash to repurchase 3,668 shares of common stock at a total price of $3,370,000 in 2009, 3,852 shares of common stock at a total price of $5,012,000 in 2008 and 17,089 shares of common stock at a total price of $30,488,000 in 2007.

          Notes to Conolidated Financial Statements


The components of accumulated other comprehensive loss, net of related taxes, are summarized as follows:



                                                    Years ended December 31,
(Thousands of dollars)                            2009        2008       2007

Cumulative foreign currency translation
  adjustment                                  $ (77,576)  $ (68,211)  $(58,719)
Unrealized gain on investments                    2,579       1,781      1,149
Unrecognized pension cost                       (39,789)    (45,273)   (21,081)

        Accumulated other comprehensive loss  $(114,786)  $(111,703)  $(78,651)

The foreign currency translation adjustment primarily represents the effect of the Argentine peso currency exchange fluctuation on the net assets of the Sugar segment. When the Argentine government lifted the one to one parity of the peso to the U.S. dollar at the end of 2001, the peso lost significant value against the dollar. At December 31, 2009, the Sugar segment had $170,061,000 in net assets denominated in Argentine pesos and $46,644,000 in net liabilities denominated in U.S. dollars in Argentina.

With the exception of the provision related to the foreign currency translation gains and losses discussed above, which are taxed at a 35% rate, income taxes for components of accumulated other comprehensive loss were recorded using a 39% effective tax rate. For 2009 and 2008, the unrecognized pension cost includes $12,740,000 and $15,721,000, respectively, related to employees at certain subsidiaries for which no tax benefit has been recorded.

Stockholders approved an amendment to decrease the number of authorized shares of common stock from 4,000,000 shares to 1,250,000 shares at the annual meeting on April 27, 2009.

Note 13

Segment Information

Seaboard Corporation had five reportable segments through December 31, 2009: Pork, Commodity Trading and Milling, Marine, Sugar, and Power, each offering a specific product or service. Seaboard's reporting segments are based on information used by Seaboard's Chief Executive Officer in his capacity as chief operating decision maker to determine allocation of resources and assess performance. Each of the five main segments is separately managed and each was started or acquired independent of the other segments. The Pork segment produces and sells fresh and frozen pork products to further processors, foodservice operators, grocery stores, distributors and retail outlets throughout the United States, and to Japan, Mexico and certain other foreign markets. The Commodity Trading and Milling segment internationally markets wheat, corn, soybean meal, rice and other similar commodities in bulk to third party customers and to non-consolidated foreign affiliates. This segment also operates flour, maize and feed mills in foreign countries. The Marine segment, based in Miami, Florida, provides containerized cargo shipping services between the United States, the Caribbean Basin, and Central and South America. The Sugar segment produces and processes sugar and alcohol in Argentina primarily to be marketed locally. The Power segment operates as an unregulated independent power producer in the Dominican Republic generating power from a system of diesel engines mounted on two barges. Revenues for the All Other segment are primarily derived from the jalapeno pepper processing operations.

The Pork segment derives approximately 12% percent of its revenues from a few customers in Japan through one agent.
Substantially all of its hourly employees at its Guymon processing plant are covered by a collective bargaining agreement. The Pork segment incurred an impairment charge of $7,000,000 related to the Daily's trade name in the fourth quarter of 2008 (see Note 2 for further discussion). In addition, as of December 31, 2009, the Pork segment had fixed assets with a net book value of $43,162,000 related to its biodiesel processing plant which began operations during 2008. See Note 6 for discussion of the potential for future impairment of these fixed assets.

Prior to the first quarter of 2009, the Sugar segment was named Sugar and Citrus reflecting the citrus and related juice operations of this business. During the first quarter of 2009, management reviewed its strategic options for the citrus business in light of a continually difficult operating environment. In March 2009, management decided not to process, package or market the 2009 harvest for the citrus and related juice operations. As a result, during the first quarter of 2009, a charge to earnings primarily in cost of sales of $2,803,000 was recorded primarily to write-down

            Notes to Consolidated Financial Statements

the value of related citrus and juice inventories to net realizable value, considering such remaining inventory will not be marketed similar to prior years but instead liquidated. In the second quarter of 2009, management decided to integrate and transform the land previously used for citrus production into sugar cane production and thus incurred an additional charge to earnings primarily in cost of sales of approximately $2,497,000 during the second quarter of 2009 in connection with this change in business. The remaining fixed assets from the citrus operations, primarily buildings and equipment, have either been sold under long-term agreements or integrated into the sugar business. However, since such sale agreements are long-term and collectibility of the sales price is not reasonably assured, the sale is being recognized under the cost recovery method and thus the gain on sale, which is not material, will not be recognized until proceeds collected exceed the net book value of the assets sold.

The Power segment sells approximately 34% of its power generation to a government-owned distribution company under a short-term contract that expires at the end of March 2010 for which Seaboard bears a concentrated credit risk as this customer, from time to time, has significant past due balances. In May 2009, Seaboard received sovereign government bonds of the Dominican Republic with a par value of $20,000,000 denominated in U.S. dollars, with an 8% tax free coupon rate, to satisfy the same amount of outstanding billings from this customer that Seaboard had classified as long-term. During the fourth quarter of 2009,
Seaboard  sold  a  portion  of these  bonds  with  par  value  of
$9,700,000 resulting in an immaterial loss. The remaining $10,300,000 par value of bonds are classified as available-for-sale short term investments on the Consolidated Balance Sheet as of December 31, 2009. During January and February 2010, Seaboard sold the remaining bonds resulting in an immaterial loss.

On March 2, 2009, an agreement became effective under which Seaboard will sell its two power barges in the Dominican Republic for $70,000,000, which will use such barges for private use. The agreement calls for the sale to occur on or around January 1, 2011. During March 2009, $15,000,000 was paid to Seaboard (recorded as long-term deferred revenue) and the $55,000,000 balance of the purchase price was paid into escrow and will be paid to Seaboard at the closing of the sale. The net book value of the two barges was $20,090,000 as of December 31, 2009 and is classified as held for sale in non-current other assets. Accordingly, Seaboard will cease depreciation on January 1, 2010 for these two barges but continue to operate these two barges until a few weeks prior to the closing date of the sale. Seaboard will be responsible for the wind down and decommissioning costs of the barges. Completion of the sale is dependent upon several issues, including meeting certain baseline performance and emission tests. Failure to satisfy or cure any deficiencies could result in the agreement being terminated and the sale abandoned. Seaboard could be responsible to pay liquidated damages of up to approximately $15,000,000 should it fail to perform its obligations under the agreement, after expiration of applicable cure and grace periods. Seaboard will retain all other physical properties of this business and is considering options to continue its power business in the Dominican Republic after the sale of these assets is completed.

The  loss  from  foreign affiliate in 2007 for  the  "All  Other"
segment reflects Seaboard's share of losses from its equity method investment in a Bulgarian wine business (the Business). There was no remaining book value as of December 31, 2007. In June 2008, Seaboard received $1,078,000 from another shareholder of the Business in exchange for the assignment by Seaboard to the shareholder of all rights to Seaboard's previous loans and advances to the Business. The proceeds of this transaction were recorded in Other Investment Income. In February 2009, Seaboard sold all of its shares in this Business. See Note 5 to the Consolidated Financial Statements for further discussion.

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

          Notes to Consolidated Financial Statements

Sales to External Customers:

                                          Years ended December 31,
(Thousands of dollars)              2009            2008            2007

Pork                            $1,065,338      $1,125,969      $1,003,790
Commodity Trading and Milling    1,531,572       1,897,374       1,152,035
Marine                             737,629         958,027         822,221
Sugar                              142,966         142,148         125,882
Power                              107,074         129,430          93,951
All Other                           16,729          14,856          15,422
   Segment/Consolidated Totals  $3,601,308      $4,267,804      $3,213,301

Operating Income:

                                          Years ended December 31,
(Thousands of dollars)              2009            2008            2007

Pork                            $  (15,025)     $  (45,934)     $   39,528
Commodity Trading and Milling       24,839          96,517          20,905
Marine                              24,113          62,365         104,156
Sugar                                 (851)          3,690          15,484
Power                                8,172           7,845           5,402
All Other                            1,498           1,033             634
   Segment Totals                   42,746         125,516         186,109
Corporate                          (19,023)         (3,707)        (16,194)
   Consolidated Totals          $   23,723      $  121,809      $  169,915

Income from Foreign Affiliates:

                                          Years ended December 31,
(Thousands of dollars)              2009            2008            2007

Commodity Trading and Milling   $   19,128      $   12,629      $    5,232
Sugar                                1,030             455             360
All Other                                -               -          (1,718)
   Segment/Consolidated Totals  $   20,158      $   13,084      $    3,874


Depreciation and Amortization:

                                          Years ended December 31,
(Thousands of dollars)              2009            2008            2007

Pork                            $   53,182      $   53,288      $   47,258
Commodity Trading and Milling        4,681           4,509           4,501
Marine                              21,772          19,994          16,568
Sugar                                7,732           8,030           6,510
Power                                3,783           3,926           3,747
All Other                              431             415             320
   Segment Totals                   91,581          90,162          78,904
Corporate                              260             219             317
   Consolidated Totals          $   91,841      $   90,381      $   79,221

Notes to Consolidated Financial Statements

Total Assets:

                                                        December 31,
(Thousands of dollars)                              2009            2008

Pork                                            $  774,718      $  800,062
Commodity Trading and Milling                      521,618         543,303
Marine                                             236,382         267,268
Sugar                                              205,155         225,716
Power                                               75,348          73,501
All Other                                            8,988           7,721
   Segment Totals                                1,822,209       1,917,571
Corporate                                          514,924         413,790
   Consolidated Totals                          $2,337,133      $2,331,361


Investment in and Advances to Foreign Affiliates:

                                                        December 31,
(Thousands of dollars)                              2009            2008

Commodity Trading and Milling                   $   79,883      $   66,578
Sugar                                                2,349           1,513
   Segment/Consolidated Totals                  $   82,232      $   68,091


Capital Expenditures:

                                          Years ended December 31,
(Thousands of dollars)              2009            2008            2007

Pork                            $   15,188      $   52,649      $   78,085
Commodity Trading and Milling        2,650           4,333           3,013
Marine                              14,697          46,309          61,045
Sugar                               21,603          30,964          21,424
Power                                   39              53             218
All Other                               87             311             362
   Segment Totals                   54,264         134,619         164,147
Corporate                               12              15              26
   Consolidated Totals          $   54,276      $  134,634      $  164,173


Administrative   services   provided   by  the  corporate  office
allocated to the individual segments represent corporate services rendered to and costs incurred for each specific segment with no allocation to individual segments of general corporate management oversight costs. Corporate assets include short-term investments, other current assets related to deferred compensation plans, fixed assets, deferred tax amounts and other miscellaneous items. Corporate operating losses represent certain operating costs not specifically allocated to individual segments.

Geographic Information

Seaboard had sales in South Africa totaling $292,547,000, $437,362,000 and $322,998,000 for the years ended December 31, 2009, 2008 and 2007, respectively, representing approximately 8%, 10% and 10% of total sales for each respective year. No other individual foreign country accounted for 10% or more of sales to external customers.

          Notes to Consolidated Financial Statements


The following table provides a geographic summary of net sales based on the location of product delivery.

                                               Years ended December 31,
(Thousands of dollars)                      2009         2008         2007

Caribbean, Central and South America    $1,406,749   $1,726,789   $1,151,032
Africa                                     969,324    1,269,505      810,084
United States                              855,412      924,470      936,825
Pacific Basin and Far East                 165,721      162,122      154,127
Canada/Mexico                              146,601      143,665       91,513
Europe                                      42,537       17,534       26,584
Eastern Mediterranean                       14,964       23,719       43,136
 Totals                                 $3,601,308   $4,267,804   $3,213,301


The following table provides a geographic summary of Seaboard's long-lived assets according to their physical location and primary port for the vessels.
                                                   December 31,
(Thousands of dollars)                            2009       2008

United States                                 $ 547,111   $594,908
Argentina                                        87,712     85,156
Dominican Republic                               26,239     30,234
All other                                        53,559     54,444
 Totals                                       $ 714,621   $764,742

At December 31, 2009 and 2008, Seaboard had approximately $134,261,000 and $168,303,000, respectively, of foreign receivables, excluding receivables due from foreign affiliates, which generally represent more of a collection risk than the domestic receivables. Management believes its allowance for doubtful accounts is adequate.

             Stockholder Information

Board of Directors
_______________________________________________________________________________

Steven J. Bresky                        Joseph E. Rodrigues
Director and Chairman of the            Director
Board                                   Retired, former Executive Vice
President and Chief Executive           President and Treasurer of
Officer of Seaboard                     Seaboard

David A. Adamsen                        Edward I. Shifman, Jr.
Director and Audit Committee            Director and Audit Committee
Member                                  Member
Vice President - Wholesale              Retired, former Managing
Sales,                                  Director and Executive
C&S Wholesale Grocers                   Vice President of Wachovia
                                        Capital Fiance
Douglas W. Baena
Director and Audit Committee
Chair
Self-employed, engaging in
facilitation of equipment
leasing financings and
consulting


Officers
_______________________________________________________________________________

Steven J. Bresky                  David S. Oswalt
President and Chief Executive     Vice President, Taxation and
Officer                           Business Development

Robert L. Steer                   Ty A. Tywater
Senior Vice President, Chief      Vice President, Audit Services
Financial Officer
                                  John A. Virgo
David M. Becker                   Vice President, Corporate
Vice President, General Counsel   Controller and Chief Accounting
and Secretary                     Officer

Barry E. Gum                      Zachery J. Holden
Vice President, Finance and       Assistant Secretary
Treasurer
                                  Adriana N. Hoskins
James L. Gutsch                   Assistant Treasurer
Vice President, Engineering

Ralph L. Moss
Vice President, Governmental
Affairs


Chief Executive Officers of Principal Seaboard Operations
_______________________________________________________________________________

Rodney K. Brenneman                Hugo D. Rossi
Pork                               Sugar

David M. Dannov                    Armando G. Rodriguez
Commodity Trading and Milling      Power

Edward A. Gonzalez
Marine


Stock Transfer Agent and
Registrar of Stock                 Availability of 10-K Report
_________________________________  ____________________________________________

Computershare Trust Company, N.A.  Seaboard  files  its  Annual Report  on Form
P.O. Box 43078                     10-K  with  the   Securities   and  Exchange
Providence, Rhode Island 02940-    Commission.   Copies  of  the  Form 10-K for
3078                               fiscal  2009  are  available  without charge
(800) 884-4225                     by  writing  Seaboard Corporation, 9000 West
                                   67th Street,  Shawnee Mission, Kansas 66202,
Auditors                           Attention:  Shareholder Relations or via the
_________________________________  Internet   at   http://www.seaboardcorp.com/
                                   investor-sec.aspx
KPMG LLP                           Seaboard provides  access to its most recent
1000 Walnut, Suite 1000            Form  10-K,  10-Q  and  8-K  reports  on its
Kansas City, Missouri 64106        Internet website, free of charge, as soon as
                                   reasonably practicable after  those  reports
                                   are electronically filed with the Securities
Stock Listing                      and Exchange Commission.
_________________________________

Seaboard's  common  stock   is
traded   on   the  NYSE   Amex
Equities    (formerly,    NYSE
Alternext US) under the symbol
SEB.     Seaboard   had    192
shareholders of record of  its
common stock as of February 5,
2010.