Form 10-K, Exhibit 13
period 2010-12-31
SEABOARD CORP /DE/
filed 2011-03-09
CIK 88121

SEABOARD CORPORATION


                       2010 Annual Report

 Description of Business

 Seaboard Corporation is a diversified international agribusiness and transportation company. In the United States, Seaboard is primarily engaged in pork production and processing and ocean transportation. Overseas, Seaboard is primarily engaged in commodity merchandising, grain processing, sugar production, and electric power generation. Seaboard also has an interest in turkey operations in the United States.

 Table of Contents

  Letter to Stockholders                                      2

  Principal Locations                                         5

  Division Summaries                                          6

  Summary of Selected Financial Data                          8

  Company Performance Graph                                   9

  Quarterly Financial Data (unaudited)                       10

  Management's Discussion & Analysis of Financial Condition
   and Results of Operations                                 11

  Management's Responsibility for Consolidated Financial
   Statements                                                26

  Management's Report on Internal Control over Financial
   Reporting                                                 26

  Report of Independent Registered Public Accounting Firm
   on Consolidated Financial Statements                      27

  Report of Independent Registered Public Accounting Firm
   on Internal Control over Financial Reporting              28

  Consolidated Statements of Earnings                        29

  Consolidated Balance Sheets                                30

  Consolidated Statements of Cash Flows                      31

  Consolidated Statements of Changes in Equity               32

  Notes to Consolidated Financial Statements                 33

  Stockholder Information                                    60

This report, including information included or incorporated by reference in this report, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Seaboard Corporation and its subsidiaries (Seaboard). Forward-looking statements generally may be identified as statements that are not historical in nature and statements preceded by, followed by or that include the words: "believes," "expects," "may," "will," "should," "could," "anticipates," "estimates," "intends," or similar expressions. In more specific terms, forward-looking statements, include, without limitation: statements concerning the projection of revenues, income or loss, capital expenditures, capital structure or other financial items, including the impact of mark-to-market accounting on operating income; statements regarding the plans and objectives of management for future operations; statements of future economic performance; statements regarding the intent, belief or current expectations of Seaboard and its management with respect to: (i) Seaboard's ability to obtain adequate financing and liquidity, (ii) the price of feed stocks and other materials used by Seaboard, (iii) the sales price or market conditions for pork, grains, sugar, turkey and other products and services, (iv) statements concerning management's expectations of recorded tax effects under certain circumstances, (v) the volume of business and working capital requirements associated with the competitive trading environment for the Commodity Trading and Milling segment,
(vi)   the  charter  hire rates and fuel  prices  for  vessels,
(vii) the stability of the Dominican Republic's economy, fuel costs and related spot market prices and collection of receivables in the Dominican Republic, (viii) the ability of Seaboard to sell certain grain inventories in foreign countries at a current cost basis and the related contract performance by customers, (ix) the effect of the fluctuation in foreign currency exchange rates, (x) statements concerning profitability or sales volume of any of Seaboard's segments,
(xi) the anticipated costs and completion timetable for Seaboard's scheduled capital improvements, acquisitions and dispositions, or (xii) other trends affecting Seaboard's financial condition or results of operations, and statements of the assumptions underlying or relating to any of the foregoing statements.

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

                  Letter to Stockholders

2010 was a year to remember as we posted record results in sales, operating income and net income. Seaboard Foods, our integrated pork division, is largely responsible for these high water marks but our other divisions also delivered very respectable results. This is laudable during this time of worldwide economic and political instability. As an international food and transportation company, our results are not only driven by industry fundamentals, but are heavily influenced by global economic, social and political conditions. While 2010 is in the bank, it is clear that 2011 will be challenging and unpredictable. As a company reliant on commodity inputs such as grain and energy and in industries which are heavily regulated by government and scrutinized by special interest groups, managing margins becomes more challenging as major costs are tougher to control. The current volatility and high prices of many of our critical raw materials and products has provided some benefits in the short term, but could ultimately impact us negatively. Higher prices for our finished products are not beneficial long term to our customers or to the growth of our industries. Going forward, as we attempt to maintain margins and market share with our finished products we face the reality of consumer price resistance and food substitution. Maintaining our focus on aspects that we can control, namely quality of product and service, broader product mix and a strong company culture is increasingly important.

As noted in this Annual Report, some divisions posted record revenue and operating income largely due to higher sales prices and, in nearly all segments, volume increases. Revenues increased almost 22% year over year to $4.386 billion with operating income up $297.3 million. Our operations generated $236.5 million in cash after adjusting for capital expenditures and strengthened an already solid balance sheet. We remain in a favorable position to fund increased working capital needs, new investments and continued organic growth. Although it is tempting to deploy our liquid position quickly to improve on current short-term investment returns, we value strong cash reserves and prefer to remain in an opportunistic and flexible position. To create cash flow, long term value and sustainable businesses, we need to be patient and thoughtful as we grow the Company.

A significant accomplishment for our Company in 2010 was our acquisition in December of a 50% voting interest in Butterball LLC. With the Butterball acquisition, we are pleased to be co-owners with the Maxwell Group who has been involved in several agricultural businesses since 1916. As with all business combinations, there is the risk of successfully merging company cultures and philosophies. The transition period with the Maxwell and Butterball Groups has been exceptionally smooth. Sharing similar business principles, priorities and practices give us the confidence that we can be of mutual benefit to one another and bring strength and value to our common interests. Butterball is a company that has tremendous brand recognition, quality products, and a strong customer base supported by focused customer service and disciplined and enthusiastic employees.

As  shareholders, I encourage you to seek out Butterball, Prairie
Fresh and Daily's products at retailers wherever and whenever you get the chance!

Looking beyond 2010, this may be one of the more challenging years in recent memory for Seaboard and other grain reliant food businesses in the U.S. and worldwide. Beginning in 2005, when Congress enacted the U.S. Energy Policy Act and mandated the compulsory blending of ethanol with gasoline, the battle of food versus fuel was underway. Unfortunately, for consumers in the U.S. and abroad, the expansion of land use to produce enough corn to meet the increased demand from the ethanol mandate without significant price disruption has not taken place. As a consequence, corn and other row crops competing for the same land base have skyrocketed in price.

The U.S. government has not modified its current renewable fuels energy program (in fact, it has moved to increase the mandates) and as a result, prices for grain-based consumer foods have risen dramatically. Meat products are quickly becoming less affordable for most consumers. Domestic per capita consumption of protein has decreased in all meat categories over the last five years and is down over 20% and 15% respectively in the beef and pork sectors since 1980. Sadly, over time, the U.S., with perhaps the best infrastructure and commercial skills to convert grain into value added food products, may lose its competitive edge in the export markets and with high prices, cause further erosion in overall demand.

This period of high unemployment coupled with an economy struggling for normalcy is a troubling time. As we reflect on the health of our agricultural markets and specifically the livestock sector, we must look hard at major reformation of the current legislation coming up for review this year. It is our hope that the U.S. government will see the

                  Letter to Stockholders

unintended consequences and enormous impact the renewable fuels standard has had on the livestock sector and amend or legislate a more durable and predictable structure for the industry. The current food crisis not only impacts quality of life issues domestically but as we have seen, contributes toward destabilizing nations around the world.

Seaboard Foods is responsible, in large part, for our record results this year. Pork processing margins were unusually high as sales prices accelerated faster than live production costs. In addition, export volumes increased particularly to our higher valued markets in the Far East while domestic volumes nearly kept pace with 2009. With the price of animal feed dramatically rising over the last six months and the expectation that prices will not decline materially over the near term, the entire meat sector has taken a conservative approach on the supply side and this will continue until the federal government brings more clarity to farm program and energy policy. Going forward, as meat prices and government regulation increase, it will be tougher for the industry to maintain volumes, margins and export competitiveness.

As an integrated producer and processor, it is uncertain if we will continue to enjoy historically high processor margins and to weather variable returns on hog production. Seaboard Foods should continue to have greater control over the quality of our raw materials and finished product which is a competitive advantage and key part of our business model. The benefits of our model are many as we deliver safe and consistent high quality products to our customers. We continue to make headway in the retail and institutional markets with enhanced and further processed value added products. With Butterball's strengths in certain categories and markets and Seaboard Foods in others, we should be in an ideal position to better both of these businesses with continued coordination and cooperation. Over time, the distinct skill sets and synergies between these two companies should bring tangible and intangible benefits to both.

Seaboard Marine posted significantly better year over year results with increased revenue and operating income as the global economy gradually recovered from its low levels in 2009. Unit volumes increased approximately 20% while average container rates remained about the same as higher trucking and fuel expenses were more than offset by lower charter rates and terminal costs. Last year, margins suffered as operators tried to maintain volume and market share in a shrinking market. Over the next few years, we expect to implement a fairly aggressive vessel replacement program. We intend to replace many older, less fuel efficient ships with new, more efficient vessels. Our mixture of owned and chartered vessels will also change as we move toward a more modern, specialized, fuel efficient and higher capacity fleet. Over the last several years we have undergone an aggressive capital expenditure program to drive our operating costs lower with infrastructure improvements, cargo handling equipment purchases and software systems. These initiatives should lower our overall cost structure and provide improved service to our client base. In addition, we continue to add or modify existing routes in response to customer demands and particularly where it strengthens our position in the Americas. Although cargo carriage is a basic business, there are many moving parts and coordinating and executing all components is critical in delivering a reliable, flexible and premium service. We continue to perform well in this regard.

The Commodity Trading and Milling Division experienced a year of growth and development as well as good overall operating results. After eliminating the impact of mark-to-market accounting on derivatives and a one time litigation gain in 2009, the division achieved solid earnings growth this year. Third party grain trading had a better year in Latin America while grain processing margins were mixed in both Africa and the Americas. We have added new trade offices in the U.S., Canada and Australia and added to our industrial base in Latin America and Africa. Now, with 13 trading offices and 32 plant locations in 21 countries on five continents, our network of industrial operations and trading offices gives us the leverage and scale to provide our customers multiple choices in origins of supply, a range of raw and processed products and cost competitive positions through our owned and chartered vessel fleet. With this broad base, we have been able to expand into different commodities, including specialty grains and value added products and incrementally add to our regular trade routes. In 2011, we expect to add new commodity channels and routes to the existing trade portfolio. We also continue to look for industrial investment opportunities in value added grain based businesses.

This coming year, with a virtual certainty of historically high commodity prices, we expect heavy price resistance and generally lower margins and volumes on the milling side. We are already seeing this in some locations in West Africa and additional pressure from host governments to reduce product prices to maintain social stability. In Haiti, we plan

                    Letter to Stockholders

on resuming milling operations later this year after an entire year of downtime for mill reconstruction as a result of the earthquake in January 2010. Overall, although we expect this coming year to be challenging due to volatile and high priced commodities, we will continue to focus on upgrading our supply chain logistics, risk management activities and administrative support system. As a global division with over 45 years in the commodity and milling business in various forms of partnerships, we have a wide and diverse network through which we can analyze various opportunities and build synergistically on our commodity based platform.

Tabacal, our sugar cane production and processing business in northern Argentina performed exceptionally well in 2010. As mentioned in previous annual reports, we have spent considerable sums over the last five years in expanding cane acreage, crushing capacity, distillery functionality and energy production. We now have a modern, efficient and flexible operation which allows us to produce many grades of sugar and alcohol for both fuel and industrial use. With our new co-generation plant expected to come on stream in the 2nd quarter this year, our energy costs should be reduced significantly and our excess power should generate incremental returns for the company.

With state and national elections coming up in October this year, the political and economic issues are crystallizing now in Argentina. Inflationary factors, government price controls and labor issues are some of the major challenges going forward and we are hoping that no major disruption upsets the momentum we are building. That being said, we believe the government understands the ongoing contribution of our company and value of our industry and with our new capabilities and disciplined approach, we feel confident that we will continue to earn respectable returns. Sugar and fuel are close to historic highs and although they may correct to the downside, we believe our costs should enable us to remain profitable.

Operating income for 2010 was 63% higher than last year from $8.2 to $13.4 million as price increases more than offset higher fuel expenses in the Dominican Republic. As mentioned previously, we anticipate closing on the sale of our current power producing assets to a third party in the second quarter of 2011. The two power barges will be replaced by one new 106 MW barge with the capability of burning heavy fuel oil or natural gas. Our net investment in the new 106 MW power barge will be about $55 million after considering the anticipated sale proceeds of $70 million for the existing barges. The new engines will give us the flexibility to produce electricity with either natural gas or heavy fuel oil depending on price and availability of fuel stock. We have a solid infrastructure, good relations with the host government and the industrial private sector and we are optimistic that when we begin commercial operations in 2012, the new power barge will be fully dispatched and will rank among the most efficient power producers in the Dominican Republic. Our expectations are that we will exceed prior year financial results once we begin continuous operations in 2012.

It is with pride and thanks that we deliver these record results for the year and although it is only one in the Company's 83 year history, it is many years in the making. Seaboard is made up of many unique people who have helped shape this Company into a special one as measured not just by financial performance but by product value, customer appreciation and employee satisfaction. For this, I am extremely grateful and appreciative and as shareholders, I hope you are as well. If stockholder's equity is a reliable measure of financial performance (as some notable investment analysts proclaim), then we haven't done too badly over the last several years. We will no doubt face some tougher financial times in 2011 but longer term, our selected industries and integrated business model ought to bring some reasonable growth and value to our invested group.


                                /s/Steven J. Bresky
                                Steven J. Bresky
                                President and
                                Chief Executive Officer

                            Principal Locations

Corporate Office        Minoterie de              Seaboard de Nicaragua, S.A.
Seaboard Corporation    Matadi, S.A.R.L.*          Nicaragua
Merriam, Kansas
                        Democratic Republic       Seaboard del Peru, S.A.
Pork                     of Congo                  Peru
Seaboard Foods LLC
 Pork Division Office   Minoterie du Congo,       Seaboard Freight & Shipping
  Merriam, Kansas        S.A.                      Jamaica Limited
                          Republic of Congo         Jamaica
 Processing Plant
  Guymon, Oklahoma      Moderna Alimentos, S.A.*  Seaboard Honduras, S. de R.L.
                        Molinos Champion, S.A.*    de C.V.
 Live Production         Ecuador                    Honduras
  Operation Offices
  Julesburg, Colorado   National Milling          Seaboard Marine Bahamas Ltd.
  Hugoton, Kansas        Company                   Bahamas
  Leoti, Kansas          of Guyana, Inc.
  Liberal, Kansas         Guyana                  Seaboard Marine (Trinidad)
  Rolla, Kansas                                    Ltd.
  Guymon, Oklahoma      National Milling            Trinidad
  Hennessey, Oklahoma    Corporation Limited
  Optima, Oklahoma        Zambia                  Seaboard Marine of Haiti,
                                                   S.E.
 Processed Meats        Companie Industrial de      Haiti
  Salt Lake City, Utah   Productos Agreopecuarios
  Missoula, Montana      SA*                      SEADOM, S.A.
                        Rafael del Castillo &      Dominican Republic
 High Plains             Cia. S.A.*
  Bioenergy, LLC          Colombia                SeaMaritima S.A. de C.V.
  Guymon, Oklahoma                                 Mexico
                        Seaboard West Africa
Seaboard de Mexico       Limited*                 Sugar
  USA LLC                 Sierra Leone            Ingenio y Refineria San
    Mexico                                         Martin del Tabacal SRL
                        Unga Holdings Limited*      Argentina
Commodity Trading &      Kenya and Uganda
 Milling                                          Power
Commodity Trading       Marine                    Transcontinental Capital
 Operations             Seaboard Marine Ltd.       Corp. (Bermuda) Ltd.
  Australia*             Marine Division Office     Dominican Republic
  Bermuda                 Miami, Florida
  Canada                                          Turkey
  Chapel Hill,          Port Operations            Butterball LLC*
   North Carolina*       Brooklyn, New York         Division Office
  Colombia               Fernandina Beach, Florida   Garner, North Carolina
  Ecuador                Houston, Texas             Processing Plants
  Greece                 Miami, Florida              Huntsville, Arkansas
  Isle of Man            New Orleans, Louisiana      Jonesboro, Arkansas
  Miami, Florida                                     Ozark, Arkansas
  Peru*                 Agencias Generales Conaven,  Longmont, Colorado
  South Africa           C.A.                        Carthage, Missouri
  Switzerland             Venezuela                  Kinston, North Carolina
                                                     Mt. Olive, North Carolina
 African Poultry        Agencia Maritima del Istmo,
  Development            S.A.
  Limited*                Costa Rica                Other
   Democratic Republic                               Mount Dora Farms de
   of Congo,            Cayman Freight Shipping       Honduras, S.R.L.
   Kenya and Zambia      Services, Ltd.                Honduras
                          Cayman Islands
 Fairfield Rice Inc.*                                  Mount Dora Farms Inc.
  Guyana                JacintoPort International LLC   Houston, Texas
                         Houston, Texas
 Les Moulins d'Haiti
  S.E.M.*               Representaciones Maritimas y
   Haiti                 Aereas, S.A.
                          Guatemala
 Lesotho Flour Mills
  Limited*              Sea Cargo, S.A.
   Lesotho               Panama

 Life Flour Mill Ltd.*  Seaboard de Colombia, S.A.
 Premier Feeds Mills     Colombia
  Company Limited*
   Nigeria

*Represents a non-controlled, non-consolidated affiliate

                     Division Summaries

Pork Division

Seaboard's  Pork  Division  is  one  of  the  largest  vertically integrated pork processors in the United States. Seaboard is able to control animal production and processing from research and development in nutrition and genetics, to the production of high quality meat products at our processing facilities.

Seaboard's processing facility is located in Guymon, Oklahoma. The facility has a daily double shift capacity to process approximately 19,400 hogs and generally operates at capacity with additional weekend shifts depending on market conditions. Seaboard produces and sells fresh and frozen pork products to further processors, foodservice operators, grocery stores, distributors and retail outlets throughout the United States. Seaboard also sells to distributors and further processors in Japan, Mexico and other foreign markets. Hogs processed at the plant principally include Seaboard raised hogs as well as hogs raised by third parties purchased under contract and in the spot market.

Seaboard's hog production facilities consist of genetic and commercial breeding, farrowing, nursery and finishing buildings located in Oklahoma, Kansas, Texas and Colorado. These facilities have a capacity to produce approximately four million hogs annually. Seaboard owns and operates six centrally located feed mills to provide formulated feed to these facilities.

Seaboard's Pork Division also owns two bacon processing plants located in Salt Lake City, Utah and Missoula, Montana. The processing plants produce sliced and pre-cooked bacon primarily for food service. These operations enable Seaboard to expand its integrated pork model into value-added products and to enhance its ability to extend production to include other further processed pork products.

In the second quarter of 2008, Seaboard commenced production of biodiesel at a facility constructed in Guymon, Oklahoma. The biodiesel is primarily produced from pork fat from Seaboard's Guymon pork processing plant and from animal fat supplied by non-Seaboard facilities. The biodiesel is sold to third parties. The facility can also produce biodiesel from vegetable oil. Also, during 2009 Seaboard completed construction of and began operations at a majority-owned ham-boning and processing plant in Mexico.

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

The division sources, transports and markets approximately five million metric tons per year of wheat, corn, soybean meal, rice and other similar commodities to the food and animal feed industries. The division efficiently provides quality products and reliable services to industrial customers in selected markets. Seaboard integrates the delivery of commodities to its customers primarily through the use of company owned and chartered bulk carriers.

Seaboard's Commodity Trading and Milling Division has facilities in 28 countries. The commodity trading business operates through ten offices in nine countries and three non-consolidated affiliates located in nine countries. The grain processing businesses operate facilities at 32 locations in 14 countries and include four consolidated and fourteen non-consolidated affiliates in Africa, South America, and the Caribbean. These businesses produce approximately three million metric tons of finished product per year.

                     Division Summaries

Marine Division

Seaboard's Marine Division provides containerized shipping service between the United States, the Caribbean Basin, and Central and South America. Seaboard's primary operations, located in Miami, include a 135,000 square-foot off-port warehouse for cargo consolidation and temporary storage and an 81 acre terminal at the Port of Miami. At the Port of Houston, Seaboard operates a 62 acre cargo terminal facility that includes approximately 690,000 square feet of on-dock warehouse space for temporary storage of bagged grains, resins and other cargoes. Seaboard also makes scheduled vessel calls to Brooklyn, New York, Fernandina Beach, Florida, New Orleans, Louisiana and 42 foreign ports.

Seaboard's marine fleet consists of 10 owned and 29 chartered vessels, as well as dry, refrigerated and specialized containers and other related equipment. Seaboard is the largest shipper in terms of cargo volume to and from the Port of Miami. Seaboard Marine provides direct service to 26 countries. Seaboard also provides extended service from our domestic ports of call to and from multiple foreign destinations through a network of connecting carrier agreements with major regional and global carriers.

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

Other Divisions

In Argentina, Seaboard grows sugar cane, produces and refines sugar, and produces alcohol. The sugar is primarily marketed locally with some exports to the United States and other South American countries. Seaboard's mill, one of the largest in Argentina, has a processing capacity of approximately 250,000 metric tons of sugar and approximately 14 million gallons of alcohol (hydrated and dehydrated) per year. The mill is located in the Salta Province of Argentina with administrative offices in Buenos Aires. Approximately 60,000 acres of land owned by Seaboard in Argentina is planted with sugar cane, which supplies the majority of the raw product processed by the mill. Depending on local market conditions, sugar may also be purchased from third parties for resale. During 2008 this division began construction of a 40 megawatt cogeneration power plant, which is expected to be completed in the second quarter of 2011. In addition, in the first quarter of 2010, the Company began sales of dehydrated alcohol to certain oil companies under the Argentine government bio-ethanol program which requires alcohol to be blended with gasoline.

Seaboard owns two floating electric power generating facilities in the Dominican Republic, consisting of a system of diesel engines mounted on barges with a combined rated capacity of approximately 112 megawatts. Seaboard has an agreement to sell these electric power generating facilities, which sale is anticipated to be finalized during the second quarter in 2011. Seaboard is retaining all other physical properties of its power generation business and is currently constructing a replacement power generation facility with a rated capacity of 106 megawatts for use in the Dominican Republic. Operations are anticipated to begin by the end of 2011 or early 2012. Seaboard operates as an independent power producer generating electricity for the local power grid. Seaboard is not directly involved in the transmission or distribution of electricity but does have contracts to sell directly to third party users.

On December 6, 2010, Seaboard purchased a 50 percent non-controlling voting interest in Butterball, LLC ("Butterball"). Butterball is a vertically integrated producer, processor and marketer of branded and non-branded turkeys, and other turkey products. Butterball has seven processing plants and numerous live production and feed milling operations located in Arkansas, Colorado, Kansas, Missouri and North Carolina. Butterball produces approximately 1 billion pounds of turkey each year, and supplies its products to more than 30 countries. Butterball is a national supplier to retail and foodservice outlets and also exports products to Mexico and other countries.

Seaboard processes jalapeno  peppers  at  its  plant in Honduras.
These  products  are  shipped to the United States   on  Seaboard
Marine vessels and distributed from Seaboard's port facilities.

                    Summary of Selected Financial Data

(Thousands of dollars except
 per share amounts)                       Years ended December 31,
                             2010       2009       2008       2007       2006

Net sales                $4,385,702 $3,601,308 $4,267,804 $3,213,301 $2,707,397

Operating income         $  321,066 $   23,723 $  121,809 $  169,915 $  296,995

Net earnings attributable
 to Seaboard             $  283,611 $   92,482 $  146,919 $  181,332 $  258,689

Basic earnings per common
 share                   $   231.69 $    74.74 $   118.19 $   144.15 $   205.09

Diluted earnings per
 common share            $   231.69 $    74.74 $   118.19 $   144.15 $   205.09

Total assets             $2,734,086 $2,337,133 $2,331,361 $2,093,699 $1,961,433

Long-term debt, less
 current maturities      $   91,407 $   76,532 $   78,560 $  125,532 $  137,817

Stockholders' equity     $1,778,249 $1,545,419 $1,463,578 $1,355,199 $1,242,410

Dividends per common
 share                   $     9.00 $     3.00 $     3.00 $     3.00 $     3.00

In December 2010, Seaboard declared and paid a dividend of $6.75 per share on the common stock. The increased amount of the dividend (which has historically been $0.75 per share on a quarterly basis or $3.00 per share on an annual basis) represented payment of the regular fourth quarter dividend of $0.75 per share and a prepayment of the annual 2011 and 2012 dividends ($3.00 per share per year). Seaboard does not intend to declare any further dividends for the years 2011 and 2012.

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

                  Company Performance Graph

The Securities and Exchange Commission requires a five-year comparison of stock performance for Seaboard with that of an appropriate broad equity market index and similar industry index. Seaboard's common stock is traded on the NYSE Amex Equities and provides an appropriate comparison for Seaboard's stock performance. Because there is no single industry index to compare stock performance, the companies comprising the Dow Jones Food and Marine Transportation Industry indices (the "Peer Group") were chosen as the second comparison.

The following graph shows a five-year comparison of cumulative total return for Seaboard, the NYSE Amex Equities Index and the companies comprising the Dow Jones Food and Marine Transportation Industry indices weighted by market capitalization for the five fiscal years commencing December 31, 2005, and ending December 31, 2010. The information presented in the performance graph is historical in nature and is not intended to represent or guarantee future returns.

           COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Seaboard Corporation, the NYSE Amex Equities Composite Index
                        and a Peer Group

                The graph depicts data points below.

*$100 invested on 12/31/05 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.


The comparison of cumulative total returns presented in the above graph was plotted using the following index values and common stock price values:

                      12/31/05  12/31/06  12/31/07  12/31/08 12/31/09  12/31/10

Seaboard Corporation   $100.00   $117.05   $ 97.64   $ 79.49  $ 90.05   $133.55
NYSE Amex Equities
 Composite             $100.00   $119.54   $144.62   $ 87.02  $118.50   $152.13
Peer Group             $100.00   $120.20   $131.33   $101.27  $121.20   $139.55

                         Quarterly Financial Data (unaudited)

(UNAUDITED)
(Thousands of dollars except per share amounts)

                             1st        2nd        3rd        4th     Total for
                           Quarter    Quarter    Quarter    Quarter    the Year

2010

Net sales                $1,020,276 $1,048,463 $1,111,813 $1,205,150 $4,385,702

Operating income         $   67,466 $  101,247 $   41,642 $  110,711 $  321,066

Net earnings
 attributable to
 Seaboard                $   62,778 $   77,604 $   39,869 $  103,360 $  283,611

Earnings per common
 share                   $    50.84 $    63.21 $    32.74 $    85.01 $   231.69

Dividends per common
 share                   $     0.75 $     0.75 $     0.75 $     6.75 $     9.00

Closing market price range per common share:

                  High   $ 1,430.00 $ 1,610.00 $ 1,795.00 $ 2,006.00
                  Low    $ 1,195.00 $ 1,261.00 $ 1,387.05 $ 1,750.01
2009

Net sales                $  917,568 $  869,830 $  854,625 $  959,285 $3,601,308

Operating income (loss)  $   16,042 $    2,769 $   (2,679)$    7,591 $   23,723

Net earnings
 attributable to
 Seaboard                $   15,973 $   26,919 $   36,715 $   12,875 $   92,482

Earnings per common
 share                   $    12.89 $    21.76 $    29.69 $    10.41 $    74.74

Dividends per common
 share                   $     0.75 $     0.75 $     0.75 $     0.75 $     3.00

Closing market price range per common share:

                  High   $ 1,215.00 $ 1,285.00 $ 1,382.82 $ 1,549.00
                  Low    $   805.00 $   935.00 $ 1,040.00 $ 1,172.00

In December 2010, Seaboard declared and paid a dividend of $6.75 per share on the common stock. The increased amount of the dividend (which has historically been $0.75 per share on a quarterly basis or $3.00 per share on an annual basis) represented payment of the regular fourth quarter dividend of $0.75 per share and a prepayment of the annual 2011 and 2012 dividends ($3.00 per share per year). Seaboard does not intend to declare any further dividends for the years 2011 and 2012.

During 2010, Seaboard repurchased 5,452 common shares in the first quarter, 6,680 in the second quarter and 8,747 in the third quarter, as authorized by Seaboard's Board of Directors. During the first and second quarters of 2009, Seaboard repurchased 3,233 and 435 common shares respectively, as authorized by Seaboard's Board of Directors. See Note 12 to the Consolidated Financial Statements for further discussion.

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

             Management's Discussion & Anaylsis

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

OVERVIEW

Seaboard is a diverse agribusiness and transportation company with global operations in several industries. Most of the sales and costs of Seaboard's segments are significantly influenced by worldwide fluctuations in commodity prices and changes in foreign political and economic conditions. Accordingly, sales, operating income and cash flows can fluctuate significantly from year to year. As each segment operates in distinct industries and different geographical locations, management evaluates their operations separately. Seaboard's reporting segments are based on information used by Seaboard's Chief Executive Officer in his capacity as chief operating decision maker to determine allocation of resources and assess performance.

Pork Segment

The Pork segment is primarily a domestic business with some export sales to Japan, Mexico, and other foreign markets. Revenues from the sale of pork products are primarily generated from a single hog processing plant in Guymon, Oklahoma, which operates at daily double shift processing capacity of 19,400 hogs, two bacon further processing plants located in Salt Lake City, Utah and Missoula, Montana, and a ham-boning and processing plant in Mexico. In 2010 Seaboard raised approximately 75% of the hogs processed at the Guymon plant with the remaining hog requirements purchased primarily under contracts from independent producers. This segment is Seaboard's most capital intensive segment with approximately 55% of Seaboard's fixed assets and material amounts of inventories.

Of Seaboard's businesses, management believes the Pork segment also has the greatest exposure to commodity price fluctuations. As a result, this segment's operating income and cash flows can materially fluctuate from year to year, significantly affecting Seaboard's consolidated operating income and cash flows. Sales prices are directly affected by both domestic and worldwide supply and demand for pork products and other proteins. Feed costs are the most significant single component of the cost of raising hogs and can be materially affected by prices for corn and soybean meal. In addition, costs can be materially affected by market prices for hogs purchased from third parties for processing at the plant. As the Guymon plant operates at capacity, to improve operating income Seaboard is constantly working towards improving the efficiencies of the operations as well as considering ways to increase margins by expanding product offerings.

The Pork segment also produces biodiesel which is sold to third parties. Biodiesel is produced from pork fat obtained from Seaboard's pork processing plant and from animal fat purchased from third parties. The processing plant also can produce biodiesel from vegetable oil. This plant was completed in the second quarter of 2008. During 2009 Seaboard completed construction of and began operations at a majority-owned ham-boning and processing plant in Mexico.

The Pork segment has an agreement with Triumph Foods LLC (Triumph), to market all of the pork products produced at Triumph's plant in St. Joseph, Missouri. The Pork segment markets the related pork products for a fee primarily based on the number of head processed by Triumph Foods. This plant has a capacity similar to that of Seaboard's Guymon plant and operates upon an integrated model similar to that of Seaboard's. Seaboard's sales prices for its pork products are primarily based on a margin sharing arrangement that considers the average sales price and mix of products sold from both Seaboard's and Triumph Food's hog processing plants.

Commodity Trading and Milling Segment

The Commodity Trading and Milling segment, which is managed under the name of Seaboard Overseas and Trading Group, primarily operates overseas with locations in Africa, Bermuda, South America, the Caribbean and Europe. These foreign operations can be significantly impacted by local crop production, political instability, local government policies, economic and industry conditions, and currency fluctuations. This segment's sales are also significantly affected by fluctuating prices of various commodities, such as wheat, corn, soybean meal and rice. Although this segment owns eight ships, the majority of the third party trading business is transacted with chartered ships. Freight rates, influenced by available charter capacity for worldwide trade in bulk cargoes, and related fuel costs affect business volumes and margins. The milling businesses, both consolidated and non-consolidated affiliates, operate in foreign and, in most cases, lesser developed countries. Subsidized wheat and flour exports can create fluctuating market conditions that can have a significant impact on both the trading and milling businesses' sales and operating income.

The majority of the Commodity Trading and Milling segment's sales pertain to the commodity trading business. Grain is sourced from multiple origins and delivered to third party and affiliate customers in various international locations. The execution of these purchase and delivery transactions have long cycles of completion which may extend for several months with a high degree of price volatility. As a result, these factors can significantly affect sales volumes, operating income, working capital and related cash flows from quarter-to-quarter.

Seaboard  invested in several entities during 2010 and  continues
to   seek   opportunities  to  expand  its  trading  and  milling
businesses.

Marine Segment

The Marine segment provides containerized cargo shipping services primarily from the United States to 26 countries in the Caribbean Basin, Central and South America. As a result, fluctuations in economic conditions or unstable political situations in the regions or countries in which Seaboard operates can affect trade volumes and operating profits. In addition, containerized cargo rates can fluctuate depending on local supply and demand for shipping services. This segment time-charters or leases the majority of its ocean cargo vessels and is thus affected by fluctuations in charter hire rates as well as fuel costs.

Seaboard continues to explore ways to increase volumes on existing routes while seeking opportunities to broaden its route structure in the regions it serves.

Sugar Segment

Seaboard's Sugar segment operates a vertically integrated sugar production facility in Argentina. This segment's sales and operating income are significantly affected by local and worldwide sugar prices. Yields from the Argentine sugar harvest can have an impact on the local price of sugar. Also, but to a lesser degree, price fluctuations in the world market can affect local sugar prices and export sales volumes and prices. Depending on local market conditions, this business purchases sugar from third parties for resale. Over the past several years, Seaboard made numerous improvements to this business to increase the efficiency of its operations and expand its sugar and alcohol production capabilities. In the first quarter of 2010, the Company began sales of dehydrated alcohol to certain oil companies under an Argentine government bio-ethanol program, which mandates alcohol to be blended with gasoline.

The functional currency of the Sugar segment is the Argentine peso. The currency exchange rate can have an impact on reported U.S. dollar sales, operating income and cash flows. Historically, the financing needs were relatively high for this operation as a result of ongoing expansion of sugar production and construction of a 40 megawatt cogeneration power plant. However, with the completion of the cogeneration power plant anticipated during the second quarter of 2011, financing needs for this segment should be minimal. Seaboard continues to explore ways to improve and expand its existing operations while considering other alternatives to expand this segment.

Power Segment

Seaboard's Power segment operates as an independent power producer in the Dominican Republic (DR) generating power from a system of diesel engines mounted on two barges having a combined rated capacity of approximately 112 megawatts. As discussed in
Note 13 to the Consolidated Financial Statements, during the second quarter of 2011, it is anticipated that Seaboard will complete the sale of the two existing electric power generating facilities. Seaboard is currently in process of constructing a replacement power generation facility capable of generating power from liquid natural gas or diesel fuel which will be mounted on a single barge and will have a rated capacity of approximately 106 megawatts. It is anticipated the replacement power facility will be placed in service by the end of 2011 or early 2012. Development of the replacement power facility is being financed with a $114,000,000 financing facility and Seaboard's available cash or borrowing capacity. During the past few years, operating cash flows have fluctuated from inconsistent customer collections.

The DR regulatory body schedules power production based on the amount of funds available to pay for the power produced and the relative costs of the power produced. Fuel is the largest cost component, but increases in fuel prices generally have been passed on to customers. In addition, from time to time Seaboard pursues additional investment opportunities in the power industry.

Turkey Segment

On December 6, 2010, Seaboard purchased a 50 percent non-controlling voting interest in Butterball, LLC ("Butterball"). Butterball is a vertically integrated producer, processor and marketer of branded and non-branded turkeys, and other turkey products. Butterball has seven processing plants and numerous live production and feed milling operations located in Arkansas, Colorado, Kansas, Missouri and North Carolina. Sales prices are directly affected by both domestic and worldwide supply and demand for turkey products and other proteins. Feed costs are the most significant single component of the cost of raising turkeys and can be materially affected by prices for corn and soybean meal. The turkey business is seasonal only on the whole bird side with Thanksgiving and Christmas holidays driving the majority of those sales. As part of this investment, Seaboard provided financing to Butterball of $100.0 million in subordinated debt with detachable warrants. See Note 4 to the Consolidated Financial Statements for further discussion.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Sources and Uses of Cash

Cash and short-term investments as of December 31, 2010 decreased $95.9 million from December 31, 2009. The decrease was primarily the result of investing $177.5 million for a 50% non-controlling voting interest in Butterball plus $100.0 million financing provided to Butterball in subordinated debt. Also during 2010, cash was used for capital expenditures of $103.3 million, investments in four new non-consolidated affiliates and acquisitions of a business of $33.3 million, as discussed below, repurchases of common stock in the amount of $30.0 million and dividends paid of $11.0 million. Partially offsetting the decrease was cash generated by operating activities of $339.8 million. Cash from operating activities for 2010 increased $93.5 million compared to 2009, primarily as a result of higher net earnings in 2010 compared to 2009, partially offset by a prior year increase in net working capital that did not repeat in 2010.

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

Capital Expenditures, Acquisitions and Other Investing Activities

During 2010, Seaboard invested $103.3 million in property, plant and equipment, of which $9.6 million was expended in the Pork segment, $28.4 million in the Marine segment, $30.6 million in the Sugar segment, $31.7 million in the Power segment and $3.0 million in the remaining businesses. For the Pork segment, the expenditures were primarily for improvements to existing facilities and related equipment. For the Marine segment, $23.5 million was spent to purchase cargo carrying and handling equipment. In the Sugar segment, the capital expenditures were primarily used for construction of the cogeneration power plant with the remaining capital expenditures for normal upgrades to existing operations. For the Power segment, expenditures were primarily used for the construction of a 106 megawatt power generation facility for use in the Dominican Republic. The total cost of this project is estimated to be approximately $125.0 million. Operations are anticipated to begin by the end of 2011 or early 2012. All other capital expenditures were primarily of a normal recurring nature and primarily included replacement of machinery and equipment, and general facility modernizations and upgrades.

The total 2011 capital expenditures budget is $211.2 million. The Pork segment plans to spend $33.5 million primarily for additional finishing barns and, to a lesser degree, improvements to existing facilities and related equipment. The Marine segment has budgeted to spend $51.4 million primarily for additional cargo carrying and handling equipment and port development projects. In addition, management will be evaluating whether to purchase additional containerized cargo vessels for the Marine segment and dry bulk vessels for the Commodity Trading and Milling segment during 2011. The Sugar segment plans to spend $18.3 million, including $2.1 million for the completion of a 40 megawatt cogeneration power plant, with the remaining amount for normal upgrades to existing operations. The cogeneration power plant is expected to be operational by the end of the second quarter of 2011 at a total completed cost of approximately $50.0 million. The Power segment plans to spend $87.4 million primarily for the new power barge being constructed as discussed above. The balance of $20.6 million is planned to be spent in all other businesses. Management anticipates paying for these capital expenditures from available cash, the use of available short-term investments or Seaboard's available borrowing capacity. As of December 31, 2010 Seaboard had commitments of $100.4 million to spend on construction projects, purchase equipment, and make facility improvements.

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

On December 6, 2010, Seaboard acquired a 50 percent non-controlling voting interest in Butterball for a cash purchase price of $177.5 million. In connection with this investment, Seaboard provided to Butterball $100.0 million of subordinated financing. See Note 4 to the Consolidated Financial Statements for further discussion of this transaction.

During the fourth quarter of 2010, Seaboard acquired a 25% non-controlling interest in a commodity trading business in Australia for $5.0 million. Also during the fourth quarter of 2010, Seaboard invested $10.5 million in a newly combined poultry business in Africa for a 50% non-controlling interest.

During the third quarter of 2010, Seaboard acquired a majority interest in a commodity origination, storage and processing business in Canada for approximately $6.7 million, subject to final working capital adjustments. The assets acquired included cash of $1.2 million. Also during the third quarter of 2010, Seaboard finalized an agreement to invest in a bakery to be built in Central Africa for a 50% non-controlling interest in this business. As of December 31, 2010, Seaboard had invested $10.1 million in this project. The total project cost is estimated to be $58.0 million but Seaboard's total investment has not yet been determined pending finalization of third party financing alternatives for a portion of the project. The bakery is not anticipated to be fully operational until the second half of 2011.

In late March 2010, Seaboard acquired a 50% non-controlling interest in an international commodity trading business located in North Carolina for approximately $7.7 million.

See Note 4 to the Consolidated Financial Statements for further discussion of these non-controlling interest investments made in 2010.

During 2010, Seaboard agreed to invest in various limited partnerships as a limited partner that are expected to allow Seaboard to obtain certain low income housing tax credits over a period of approximately ten years. The total commitment is approximately $17.5 million and the majority of the investment is expected to be made during late 2011 and 2012.

On March 2, 2009, an agreement became effective under which Seaboard will sell its two power generating facilities in the Dominican Republic for $70.0 million. During March 2009, $15.0 million was paid to Seaboard and the $55.0 million balance of the purchase price was paid into escrow and will be paid to Seaboard at the closing of the sale anticipated to be during the second quarter. See Note 13 to the Consolidated Financial Statements for further discussion.

Financing Activities, Debt and Related Covenants

The following table represents a summary of Seaboard's available borrowing capacity as of December 31, 2010. At December 31, 2010, there were no borrowings outstanding under the committed lines of credit and borrowings under the uncommitted lines of credit totaled $33.7 million, all related to foreign subsidiaries. Letters of credit reduced Seaboard's borrowing capacity under its committed and uncommitted credit lines by $42.6 million and $8.1 million, respectively, primarily representing $26.4 million for Seaboard's outstanding Industrial Development Revenue Bonds and $20.2 million related to insurance coverage. Also included in notes payable at December 31, 2010 was a term note of $45.0 million denominated in U.S. dollars.

                                                       Total amount
(Thousands of dollars)                                  available

Long-term credit facilities - committed                   $300,000

Short-term uncommitted demand notes                        164,479

Uncommitted term note                                       45,000

Total borrowing capacity                                   509,479

Amounts drawn against lines                                (33,729)

Uncommitted term note                                      (45,000)

Letters of credit reducing borrowing availability          (50,714)

Available borrowing capacity at December 31, 2010         $380,036

On September 17, 2010, Seaboard entered into a credit agreement for $114.0 million at a fixed rate of 5.34% for the financing of the construction of a replacement power generation facility, which will operate in the Dominican Republic as discussed above. This credit facility has a term of ten years commencing upon achievement of commercial operation which is expected to take place prior to April 24, 2012. The credit facility will mature no later than April 24, 2022 and is secured by the power generating facility. At December 31, 2010, $16.4 million had been borrowed from this credit facility.

Seaboard has capacity under existing loan covenants to undertake additional debt financings of approximately $1,681.7 million. As of December 31, 2010, Seaboard is in compliance with all restrictive covenants related to these loans and facilities. See
Note 8 to the Consolidated Financial Statements for a summary of the material terms of Seaboard's credit facilities, including financial ratios and covenants.

Scheduled long-term debt maturities are $1.7 million, $34.2 million and $2.2 million over the next three years. As of December 31, 2010, Seaboard has cash and short-term investments of $373.3 million, total working capital of $847.2 million and a $300.0 million line of credit maturing on July 10, 2013.
Accordingly, management believes Seaboard's combination of internally generated cash, liquidity, capital resources and borrowing capabilities will be adequate for its existing operations and any currently known plans for expansion of existing operations or business segments for 2011. Management does, however, periodically review various alternatives for future financing to provide additional liquidity for future operating plans. Management intends to continue seeking opportunities for expansion in the industries in which Seaboard operates, utilizing existing liquidity, available borrowing capacity and other financing alternatives.

In December 2010, Seaboard declared and paid a dividend of $6.75 per share on the common stock. The increased amount of the dividend (which has historically been $0.75 per share on a quarterly basis or $3.00 per share on an annual basis) represented payment of the regular fourth quarter dividend of $0.75 per share and a prepayment of the annual 2011 and 2012 dividends ($3.00 per share per year). Seaboard does not intend to declare any further dividends for the years 2011 and 2012.

On November 6, 2009, the Board of Directors authorized up to $100 million for a new share repurchase program. The previous share repurchase program approved by the Board of Directors on August 7, 2007, ended on August 31, 2009. Seaboard used cash to repurchase 20,879 shares of common stock at a total price of $30.0 million in 2010,

3,668 shares of common stock at  a total price of $3.4 million in
2009 and 3,852 shares of common stock at a  total  price  of $5.0
million in 2008.  See  Note  12  to  the Consolidated   Financial
Statements for further discussion.

Contractual Obligations and Off-Balance-Sheet Arrangements

The following table provides a summary of Seaboard's contractual cash obligations as of December 31, 2010.

                                                 Payments due by period
                                             Less than   1-3     3-5  More than
(Thousands of dollars)                Total   1  year   years   years   5 years

Vessel time and voyage-charter
 commitments                      $  220,889 $ 68,911 $ 59,664 $23,569 $ 68,745

Contract grower finishing
 agreements                           73,993   11,473   20,082  17,661   24,777

Other operating lease payments       273,097   17,572   29,444  25,894  200,187

Total lease obligations              567,979   97,956  109,190  67,124  293,709

Long-term debt                        93,104    1,697   36,373  11,223   43,811

Short-term notes payable              78,729   78,729        -       -        -

Other purchase commitments           782,153  689,818   86,970   5,170      195

Total contractual cash
 obligations and commitments      $1,521,965 $868,200 $232,533 $83,517 $337,715

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

RESULTS OF OPERATIONS

Net sales for the years ended December 31, 2010, 2009 and 2008 were $4,385.7 million, $3,601.3 million and $4,267.8 million, respectively. The increase in net sales in 2010 primarily reflected an increase in sale prices for pork products, increased commodities trading volumes and higher cargo volumes for the Marine segment. The decrease in net sales in 2009 was primarily the result of price decreases for commodities sold by the commodity trading business, lower cargo volumes for the Marine segment and, to a lesser extent, a decrease in sales prices for pork products. Partially offsetting the decreases were increased commodities trading volumes to non-consolidated affiliates.

Operating income for the years ended December 31, 2010, 2009 and 2008 were $321.1 million, $23.7 million and $121.8 million, respectively. The 2010 increase primarily reflected higher Pork segment margins and, to a lesser extent, increased margins for the Sugar segment and the Marine segment as discussed below. The 2009 decrease compared to 2008 primarily reflected lower commodity trading and Marine segment margins and a $32.6 million fluctuation of marking to market Commodity Trading and Milling derivative contracts, respectively, as discussed below. The decrease was partially offset by higher margins on pork products sold primarily from lower feed costs.

Pork Segment

(Dollars in millions)              2010         2009        2008

Net sales                       $ 1,388.3    $ 1,065.3   $ 1,126.0
Operating income (loss)         $   213.3    $   (15.0)  $   (45.9)

Net  sales of the Pork segment increased $323.0 million  for  the
year  ended  December 31, 2010 compared to  2009.   The  increase
primarily reflected an increase in overall sales prices for pork products.

Operating  income  increased $228.3 million for  the  year  ended
December 31, 2010 compared with 2009. The increase was primarily a result of higher sales prices, partially offset by higher costs for hogs purchased from third parties.

Management is unable to predict future market prices for pork products or the cost of feed and hogs purchased from third parties. Recent increases in corn prices, the primary cost of feed, could result in higher overall live production costs for 2011. Management anticipates positive operating income for 2011 although at lower levels than 2010. As discussed in Note 5 to the Consolidated Financial Statements, there is a possibility that some amount of the ham-boning plant in Mexico could be deemed impaired during some future period including fiscal 2011, which may result in a charge to earnings if current projections are not met.

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

Operating  loss  decreased  $30.9  million  for  the  year  ended
December 31, 2009 compared with 2008. The improvement was primarily a result of cost decreases more than offsetting the sales price decreases discussed above. The cost decreases primarily were related to lower feed costs (principally from lower corn prices), the impact of using the LIFO method for determining certain inventory costs, and lower costs of third party hogs. LIFO increased operating results by $17.9 million in 2009 compared to a decrease of $17.2 million in 2008 primarily as a result of lower costs to purchase corn and soybean meal during 2009. Also, in 2008 Seaboard incurred an impairment charge of $7.0 million.

Commodity Trading and Milling Segment

(Dollars in millions)                  2010        2009        2008

Net sales                          $  1,808.9  $  1,531.6  $  1,897.4
Operating income as reported       $     34.4  $     24.8  $     96.5
  Less mark-to-market adjustments        17.2        14.5       (18.1)
     Operating income excluding
     mark-to-market adjustments    $     51.6  $     39.3  $     78.4
Income from affiliates             $     21.0  $     19.1  $     12.6

Net sales of the Commodity Trading and Milling segment increased $277.3 million for the year ended December 31, 2010 compared to 2009. The increase is primarily the result of increased volumes of commodities sold to third parties, principally corn, soybean meal and soybeans, and, to a lesser extent, increased prices for wheat and corn during the fourth quarter of 2010. Partially offsetting this increase was a decrease in commodity trading volumes to non-consolidated affiliates. As worldwide commodity price fluctuations cannot be predicted, management is unable to predict the level of future sales.

Operating income increased $9.6 million for 2010 compared to 2009. The increase primarily reflects the write-down of $8.8 million in the first quarter of 2009 of certain grain inventories for customer contract performance issues and related lower of cost or market adjustments, as discussed further in Note 3 to the Consolidated Financial Statements.

Also, the increase  reflects the  $2.7  million  fluctuation   of
marking to market the derivative contracts, as discussed below.

Due to the uncertain political and economic conditions in the countries in which Seaboard operates and the current volatility in the commodity markets, management is unable to predict future sales and operating results. However, management anticipates positive operating income for this segment in 2011, excluding the potential effects of marking to market derivative contracts.

If Seaboard had not applied mark-to-market accounting to its derivative instruments, operating income for this segment in 2010 and 2009 would have been higher by $17.2 million and $14.5 million, respectively and 2008 would have been lower by $18.1 million. While management believes its commodity futures and options and foreign exchange contracts are primarily economic hedges of its firm purchase and sales contracts or anticipated sales contracts, Seaboard does not perform the extensive record-keeping required to account for these types of transactions as hedges for accounting purposes. Accordingly, while the changes in value of the derivative instruments were marked to market, the changes in value of the firm purchase or sale contracts were not. As products are delivered to customers, these existing mark-to-market adjustments should be primarily offset by realized margins or losses as revenue is recognized and thus, these mark-to-market adjustments should reverse in fiscal 2011. Management believes eliminating these adjustments, as noted in the table above, provides a more reasonable presentation to compare and evaluate period-to-period financial results for this segment.

Income from affiliates for the year ended December 31, 2010 increased $1.9 million from 2009 primarily as a result of favorable market conditions for certain affiliates. Based on the uncertainty of local political and economic situations in the countries in which the flour and feed mills and other related businesses operate, management cannot predict future results.

Net sales of the Commodity Trading and Milling segment decreased $365.8 million for the year ended December 31, 2009 compared to 2008. The decrease was primarily the result of price decreases for commodities sold by the commodity trading business, especially for wheat, partially offset by increased commodity trading volumes to non-consolidated affiliates.

Operating income decreased $71.7 million for 2009 compared to 2008. The decrease primarily reflected certain long inventory positions, especially wheat, taken by Seaboard which provided higher than average commodity trading margins during the first six months of 2008 as the price of these commodities significantly increased to historic highs at the time of sale in 2008. In addition, the decrease includes a $32.6 million fluctuation of marking to market the derivative contracts as discussed below. Operating income was also impacted by certain grain inventory related write-downs in 2009 and 2008 as discussed in Note 3 to the Consolidated Financial Statements.

Income from affiliates for the year ended December 31, 2009 increased $6.5 million from 2008 primarily as a result of favorable market conditions for certain affiliates. The increase was also the result of one of the entities discontinuing its operations by selling its trade name and certain assets to an entity in exchange for a minority ownership in such entity and a separate sale of land and building to a third party. Seaboard's proportionate share of these two transactions represents approximately $2.3 million of the income from affiliates for 2009. See Note 4 to the Consolidated Financial Statements for further discussion.

Marine Segment

(Dollars in millions)              2010       2009       2008

Net sales                       $  853.6   $  737.6   $  958.0
Operating income                $   47.6   $   24.1   $   62.4

Net sales of the Marine segment increased $116.0 million for the year ended December 31, 2010, compared to 2009 primarily as a result of higher cargo volumes in most markets served during 2010 as economic activity increased. The growth in volume was partially offset by overall lower cargo rates in 2010 as cargo rates in the first quarter of 2009 had just started to decline from the impacts of the slow economic conditions and continued to decline for most of 2009. Overall, cargo rates have remained fairly constant during 2010 but increased slightly during the second half of 2010 compared to the same period in 2009.

Operating income increased by $23.5 million compared to 2009. The increase was primarily the result of cost decreases for charterhire and, to a lesser extent, certain terminal and other operating costs on a per unit shipped basis. Partially offsetting the increase were lower cargo rates, as discussed above, and higher fuel costs for vessels and increased trucking costs on a per unit shipped basis. Management cannot predict changes in future cargo volumes and cargo rates or to what extent changes in economic conditions in markets served will affect net sales or operating income during 2011, however, management anticipates positive operating income for this segment in 2011.

Net sales of the Marine segment decreased $220.4 million for the year ended December 31, 2009, compared to 2008 primarily as a result of economic declines in most markets served by Seaboard resulting in lower cargo volumes and, to a lesser extent, lower cargo rates especially during the last half of 2009.

Operating income decreased by $38.3 million compared to 2008. The decrease was primarily the result of lower rates, as discussed above, not being offset by comparable decreases in certain costs, such as port costs and stevedoring. However, significant decreases did occur related to fuel costs for vessels, charterhire and trucking expenses on a per unit shipped basis.

Sugar Segment

(Dollars in millions)                2010       2009       2008

Net sales                         $  196.0   $  143.0   $  142.1
Operating income (loss)           $   31.7   $   (0.9)  $    3.7
Income from affiliates            $    1.0   $    1.0   $    0.5

Net sales of the Sugar segment increased $53.0 million for the year ended December 31, 2010 compared to 2009. The increase primarily reflects increased domestic sugar and alcohol prices and, to a lesser extent, increased alcohol volumes, partially offset by lower sugar volumes produced and sold. During the first quarter of 2010, Seaboard began sales of dehydrated alcohol under the Argentine government bio-ethanol program which requires alcohol to be blended with gasoline. Argentine governmental authorities continue to attempt to control inflation by limiting the price increases of basic commodities and related exports, including certain sugar products produced by this segment. Accordingly, management cannot predict sugar prices for 2011. Management anticipates the cogeneration power plant, discussed in capital expenditures above, will begin operations during the second quarter of 2011.

Operating income increased $32.6 million during 2010 compared to 2009. The increase primarily represents higher margins from the increase in alcohol and sugar prices discussed above and, to a lesser extent, increased alcohol volumes. In addition, the increase reflected a $5.3 million charge to earnings in 2009 related to the write-down of citrus inventories, the integration and transformation of land previously used for citrus production into sugar cane production and related costs as discussed in Note 13 to the Consolidated Financial Statements which did not occur in 2010. Management anticipates positive operating income for this segment in 2011.

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

Operating income decreased $4.6 million during 2009 compared to 2008 primarily as a result of lower margins on alcohol sales from lower sales prices and lower margins from the citrus operations. Although the citrus operations had negative margins for 2008, during 2009 the negative margins were slightly higher as this segment recorded a $5.3 million charge to earnings during the first and second quarters of 2009 related to the write-down of citrus inventories, the integration and transformation of land previously used for citrus production into sugar cane production and related costs as discussed in Note 13 to the Consolidated Financial Statements. The decrease also reflects higher selling and administrative costs in 2009.

Power Segment

(Dollars in millions)              2010       2009       2008

Net sales                       $  124.0   $  107.1   $  129.4
Operating income                $   13.4   $    8.2   $    7.8

Net sales of the Power segment increased $16.9 million for 2010 compared to 2009 primarily reflecting higher rates, partially offset by lower production levels. The higher rates were attributable primarily to higher fuel costs, a component of pricing, especially during the first half of 2010. Operating income increased $5.2 million during 2010 compared to 2009 primarily as a result of higher rates being in excess of higher fuel costs, partially offset by lower production levels. There was no depreciation expense in 2010 related to the assets classified as held for sale although this was principally offset by increases in certain other production costs.

See   Note  13  to  the  Consolidated  Financial  Statements  for
discussion of the pending sale of the two existing barges and construction of a new replacement power generating facility. Upon finalization of the sale, which is anticipated to occur during the second quarter of 2011, a gain on sale of assets of approximately $50.0 million will be recognized in operating income. As a result of these transactions, after the first quarter, sales will be significantly lower for the remainder of 2011 as a result of the limited operations during the period of time between the sale of the existing barges is completed, and the start-up of the new barge, anticipated by the end of 2011 or early 2012. Management cannot predict future fuel costs or the extent to which rates will fluctuate compared to fuel costs, although management anticipates positive operating income for this segment in 2011. However, after the first half of 2011, operating income will be lower than 2010 as a result of lower sales discussed above.

Net sales for the Power segment decreased $22.3 million for 2009 compared to 2008 primarily reflecting lower rates. The lower rates were attributable primarily to lower fuel costs, a component of pricing. Operating income increased $0.4 million during 2009 compared to 2008 primarily as a result of lower production costs partially offset by higher administrative costs.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses for the year ended December 31, 2010 increased by $11.0 million over 2009 to $204.9 million. This increase was primarily due to increased personnel costs in most segments and, to a lesser extent, project development costs including the Butterball transaction. As a percentage of revenues, SG&A decreased to 4.7% for 2010 compared to 5.4% for 2009 primarily as a result of increased sales in the Pork and Commodity Trading and Milling segments.

SG&A expenses for the year ended December 31, 2009 increased by $18.0 million over 2008 to $193.9 million. This increase was primarily due to increased personnel costs, including increased costs of $13.9 million, included in Corporate expenses, related to Seaboard's deferred compensation programs (which are offset by the effect of the mark-to-market investments recorded in other investment income discussed below). As a percentage of revenues, SG&A increased to 5.4% for 2009 compared to 4.1% for 2008 primarily as a result of decreased sales in the Commodity Trading and Milling and Marine segments.

Interest Expense

Interest  expense totaled $5.6 million, $13.2 million  and  $15.4 million for the years ended December 31, 2010, 2009 and 2008, respectively. Interest expense decreased for 2010 compared to 2009, primarily as a result of a lower average level of total borrowings outstanding during 2010 and, to a lesser extent, lower average interest rates on total borrowings outstanding during 2010. In addition, interest expense decreased for 2010 compared to 2009 as a result of more capitalized interest in 2010 compared to 2009. Interest expense capitalized in 2010 was $3.4 million compared to $0.7 million in 2009, Interest expense decreased for 2009 compared to 2008, primarily as a result of a lower average level of total borrowings outstanding during 2009 partially offset by higher average interest rates on short-term borrowings outstanding.

Interest Income

Interest  income totaled $12.6 million, $17.3 million  and  $14.9 million for the years ended December 31, 2010, 2009 and 2008, respectively. The decrease for 2010 primarily reflected lower average interest rate on funds invested. The increase for 2009 primarily reflected an increase in average funds invested.

Other Investment Income, Net

Other investment income, net totaled $14.1 million, $15.5 million and $7.5 million for the years ended December 31, 2010, 2009 and 2008, respectively. Other investment income for 2010 primarily reflected realized gains on short-term investments of $6.6 million, a gain of $4.2 million in the mark-to-market value of Seaboard's investments related to the deferred compensation programs and $2.2 million in syndication fees recognized from the Butterball transaction as discussed in Note 4 to the Consolidated Financial Statements. Other investment income for 2009 primarily reflected income of $6.0 million in the Power segment related to the settlement of a receivable, not directly related to its business and purchased at a discount, gains of $4.3 million in the mark-to-market value of Seaboard's investments related to the deferred compensation programs and gains of $2.8 million on debt trading securities.

Foreign Currency Gains (Losses)

Foreign  currency  gains  (losses)  totaled  $1.3  million,  $2.4 million and $(19.7) million for the years ended December 31, 2010, 2009 and 2008, respectively. The fluctuation for 2009 compared to 2008 primarily related to the unusually high currency losses incurred during the fourth quarter of 2008, as noted below, from the global liquidity crisis occurring at that time which did not occur during 2009. In addition, the 2008 loss includes currency losses related to the yen based borrowing by the Sugar segment, principally during the fourth quarter of 2008. A significant portion of this currency loss was offset by a currency gain on the underlying debt, which was recorded in a cumulative translation adjustment account in equity as of December 31, 2008.

Although Seaboard does not utilize hedge accounting, the commodity trading business does utilize foreign currency exchange contracts to manage its risks and exposure to foreign currency fluctuations primarily related to the South African Rand and the Euro Zone euro. Management believes these gains and losses, including the mark-to-market effects, of these foreign currency contracts relate to the underlying commodity transactions and classifies such gains and losses in cost of sales. Seaboard operates in many developing countries. The political and economic conditions of these markets, along with fluctuations in the value of the U.S. dollar, cause volatility in currency exchange rates which exposes Seaboard to fluctuating foreign currency gains and losses which cannot be predicted by Seaboard.

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

Miscellaneous, Net

Miscellaneous, net totaled $(0.4) million, $6.5 million and $2.5 million for the years ended December 31, 2010, 2009 and 2008, respectively. For 2010, miscellaneous, net included a loss of $1.3 million on interest rate exchange agreements. For 2009, miscellaneous, net included a $5.3 million gain on interest rate exchange agreements.

Income Tax Expense

The change to income tax expense in 2010 from income tax benefit in 2009 is the result of domestic earnings during 2010 compared to domestic losses in 2009. The effective tax benefit rate decreased for 2009 compared to 2008 primarily from lower permanently deferred foreign earnings and lower domestic taxable loss.

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

Management does not believe its businesses have been materially adversely affected by inflation.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions  that  affect  the reported  amounts  of  assets  and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management has identified the accounting estimates believed to be the most important to the portrayal of Seaboard's financial condition and results, and which require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting estimates with the Audit Committee of the Board of Directors. These critical accounting estimates include:

Allowance for Doubtful Accounts - Seaboard primarily uses a specific identification approach, in management's best judgment, to evaluate the adequacy of this reserve for estimated uncollectible receivables as of the consolidated balance sheet date. Changes in estimates, developing trends and other new information can have a material effect on future evaluations. Furthermore, Seaboard's total current and long-term receivables are heavily weighted toward foreign receivables ($258.6 million or 53.6% at December 31, 2010), including foreign receivables due from affiliates ($75.4 million at December 31, 2010), which generally represent more of a collection risk than its domestic receivables. Receivables due from affiliates are generally associated with entities located in foreign countries considered underdeveloped, as discussed below, which can experience conditions causing sudden changes to their ability to repay such receivables on a timely basis or in full. For the Power segment, which operates in the Dominican Republic (DR), collection patterns have been sporadic and are sometimes based upon negotiated settlements for past due receivables resulting in material revisions to the allowance for doubtful accounts from year to year. Future collections of receivables or lack thereof could result in a material charge or credit to earnings depending on the ultimate resolution of each individual customer past due receivable. Bad debt expense for the years ended December 31, 2010, 2009 and 2008 was $2.8 million, $2.1 million and $0.8 million, respectively.

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

Impairment of Long-lived Assets - At each balance sheet date, long-lived assets, primarily property, plant and equipment, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Some of the key assumptions utilized in determining future projected cash flows include estimated growth rates, expected future sales prices and estimated costs. In some cases, judgment is also required in assigning probability weighting to the various future cash flow scenarios. The probability weighting percentages used and the various future projected cash flow models prepared by management are based on facts and circumstances existing at the time of preparation and management's best estimates and judgment of future operating results. Seaboard cannot predict the occurrence of certain future events that might adversely affect the reported value of long-lived assets, which include but are not limited to, a change in the business climate, government incentives, a negative change in relationships with significant customers, and changes to strategic decisions made in response to economic and competitive conditions. Changes in these facts, circumstances and management's estimates and judgment could result in an impairment of fixed assets resulting in a material charge to earnings. See Note 5 to the Consolidated Financial Statements for further discussion on the Pork Segment and its recorded value for the ham-boning and processing plant in Mexico of $10.0 million at December 31, 2010.

Goodwill and Other Intangible Assets - Goodwill and other indefinite-life intangible assets, not subject to amortization, are evaluated annually for impairment at the quarter-end closest to the anniversary date of the acquisition, or more frequently if circumstances indicate that impairment is possible. The impairment tests require management to make judgments in determining what assumptions to use in estimating fair value. One of the methods used by Seaboard to determine fair value is the income approach using discounted future projected cash flows. Some of the key assumptions utilized in determining future projected cash flows include estimated growth rates, expected future sales prices and costs, and future capital expenditures requirements. In some cases, judgment is also required in assigning probability weighting to the various future cash flow scenarios. The probability weighting percentages used and the various future projected cash flow models prepared by management are based on facts and circumstances existing at the time of preparation and management's best estimates and judgment of future operating results. Seaboard cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and indefinite-life intangible assets that may include, but are not limited to, a change in the business climate, a negative change in relationships with significant customers, and changes to strategic decisions, including decisions to expand, made in response to economic and competitive conditions. Changes in these facts, circumstances and management's estimates and judgment could result in an impairment of goodwill and/or other intangible assets resulting in a material charge to earnings. See Note 6 to the Consolidated Financial Statements for further discussion regarding the Pork segment and its recorded intangible asset values related to Daily's, including an impairment charge of $7.0 million recorded in the fourth quarter of 2008 related to Daily's trade name. At December 31, 2010, Seaboard had goodwill of $40.6 million and other intangible assets not subject to amortization of $17.0 million.

Income Taxes - Income taxes are determined by management based on current tax regulations in the various worldwide taxing jurisdictions in which Seaboard conducts its business. In various situations, accruals have been made for estimates of the tax effects for certain transactions, business structures, the estimated reversal of timing differences and future projected profitability of Seaboard's various business units based on management's interpretation of existing facts, circumstances and tax regulations. Should new evidence come to management's attention which could alter previous conclusions or if taxing authorities disagree with the positions taken by Seaboard, the change in estimate could result in a material adverse or favorable impact on the financial statements. As of December 31, 2010, Seaboard has deferred tax assets of $84.9 million, net of the valuation allowance of $30.7 million, and deferred tax liabilities of $142.2 million. For the years ended December 31, 2010, 2009 and 2008, income tax expense included $13.4 million, $(11.5) million and $(6.3) million, respectively, for deferred taxes to federal, foreign, state and local taxing jurisdictions.

Accrued Pension Liability - The measurement of Seaboard's pension liability and related expense is dependent on a variety of assumptions and estimates regarding future events. These assumptions include discount rates, assumed rate of return on plan assets, compensation increases, turnover rates, mortality rates and retirement rates. The discount rate and return on plan assets are important elements of liability and expense measurement and are reviewed on an annual basis. The effect of decreasing both the discount rate and assumed rate of return on plan assets by 50 basis points would be an increase in pension expense of approximately $1.9 million per year. The effects of actual results differing from the assumptions (i.e. gains or losses) are primarily accumulated in accrued pension liability and amortized over future periods if it exceeds the 10% corridor and, therefore, could affect Seaboard's recognized pension expense in such future periods, as permitted under U.S. GAAP. Accordingly, accumulated gains or losses in excess of the 10% corridor are amortized over the average future service of active participants. The unrecognized losses as of December 31, 2008 exceeded this 10% threshold as a result of the significant investment losses incurred during 2008. As a result, Seaboard's pension expense for its defined benefit pension plan for its salaried and clerical employees increased by approximately $3.1 million for 2009 as compared to 2008 due to loss amortization. See Note 10 to the Consolidated Financial Statements for further discussion of management's assumptions.

DERIVATIVE INFORMATION

Seaboard is exposed to various types of market risks in its day-to-day operations. Primary market risk exposures result from changing commodity prices, freight rates, foreign currency exchange rates and interest rates. These derivatives are used to manage overall market risks, however, Seaboard does not perform the extensive record-keeping required to account for derivative transactions as hedges. Management believes it uses derivatives primarily as economic hedges although they do not qualify as hedges for accounting purposes. Since these derivatives are not accounted for as hedges, fluctuations in the related prices could have a material impact on earnings in any given year. From time to time, Seaboard may enter into speculative derivative transactions related to its market risks.

Changes in commodity prices affect the cost of necessary raw materials and other inventories, finished product sales and firm sales commitments. Seaboard uses various grain and oilseed futures and options purchase contracts to manage certain risks of increasing prices of raw materials and firm sales commitments or anticipated sales contracts. Short sales contracts are then used to offset the open purchase derivatives when the related commodity inventory is purchased in advance of the derivative maturity, effectively offsetting the initial futures or option purchase contract. From time to time, hog futures are used to manage risks of increasing prices of live hogs acquired for processing and hog futures are used to manage risks of fluctuating prices of pork product inventories and related future sales. From time to time, Seaboard may enter into short positions in energy related resources (i.e. heating oil, crude oil, etc.) to manage certain exposures related to bioenergy margins. Inventories that are sensitive to changes in commodity prices, including carrying amounts at December 31, 2010 and 2009, are presented in Note 3 to the Consolidated Financial Statements. Raw material requirements, finished product sales, and firm sales commitments are also sensitive to changes in commodity prices.

From time-to-time, the Commodity Trading and Milling segment enters into certain forward freight agreements (FFAs), viewed as taking long positions in the freight market as well as covering short freight sales, which may or may not result in actual losses when future trades are executed. These FFAs are viewed by management as an economic hedge against the potential of future rising charter hire rates to be incurred by this segment for bulk cargo shipping while conducting its business of delivering grains to customers in many international locations. As of December 31, 2010 and 2009, there were no such agreements outstanding.

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

During 2010, Seaboard entered into four ten-year interest rate exchange agreements which involve the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to mitigate the effects of fluctuations in interest rates on variable rate debt. Seaboard pays a fixed rate and receives a variable rate of interest on four notional amounts of $25.0 million each. While Seaboard has certain variable rate debt, these interest rate exchange agreements do not qualify as hedges for accounting purposes. Accordingly, the changes in fair value of these agreements are recorded in Miscellaneous, net in the Consolidated Statement of Earnings.

In December 2008 and again in March 2009, Seaboard entered into ten-year interest rate exchange agreements with notional amounts of $25.0 million each, with similar terms to agreements discussed above to mitigate the effects of fluctuation in interest rates. In June 2009, Seaboard terminated both interest rate exchange agreements and received payments of $4.0 million to unwind these agreements. As of December 31, 2009, there were no interest rate exchange agreements outstanding.

The following table presents the sensitivity of the fair value of Seaboard's open net commodity future and option contracts, foreign currency contracts and interest rate exchange agreements to a hypothetical 10% adverse change in market prices or in foreign exchange rates and interest rates as of December 31, 2010 and December 31, 2009. For all open derivatives, the fair value of such positions is a summation of the fair values calculated for each item by valuing each net position at quoted market prices as of the applicable date.

(Thousands of dollars)       December 31, 2010  December 31, 2009

Grains and oilseeds               $  3,787           $  9,808
Hogs and pork bellies                3,809                186
Energy related resources               459                284
Foreign currencies                  22,415             23,080
Interest rates                       2,636                  -

The table below provides information about Seaboard's non-trading financial instruments sensitive to changes in interest rates at December 31, 2010. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. At December 31, 2010, long-term debt included foreign subsidiary obligations of $16.4 million payable in U.S. dollars and $0.2 million payable in Argentine pesos. At December 31, 2009, long-term debt included foreign subsidiary obligations of $0.7 million denominated in CFA francs (a currency used in several central African countries) and $0.2 million payable in Argentine pesos. Weighted average variable rates are based on rates in place at the reporting date. Short-term instruments including short-term investments, non-trade receivables and current notes payable have carrying values that approximate market and are not included in this table due to their short-term nature.

(Dollars in thousands) 2011     2012    2013    2014    2015 Thereafter  Total

Long-term debt:

 Fixed rate           $1,476  $34,182  $2,191  $1,788  $1,635  $ 9,811  $51,083

 Average interest rate 8.87%    6.95%   8.02%   6.25%   5.34%    5.34%    6.66%

 Variable rate        $  221  $     -  $    -  $7,800  $    -  $34,000  $42,021

 Average interest rate 7.00%        -       -   1.51%       -    1.71%    1.70%

Non-trading financial instruments sensitive to changes in interest rates at December 31, 2009 consisted of fixed rate long-term debt totaling $36.8 million with an average interest rate of 7.52%, and variable rate long-term debt totaling $42.0 million with an average interest rate of 0.44%.

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

The Board of Directors pursues its review of auditing, internal controls and financial statements through its audit committee, composed entirely of independent directors. In the exercise of its responsibilities, the audit committee meets periodically with management, with the internal auditors and with the independent registered public accounting firm to review the scope and results of audits. Both the internal auditors and the independent registered public accounting firm have unrestricted access to the audit committee with or without the presence of management.

Management's Report on Internal Control over Financial Reporting

The  management  of  Seaboard Corporation  and  its  consolidated subsidiaries (Seaboard) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management and its Internal Audit Department, Seaboard conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under the framework in Internal Control - Integrated Framework, management concluded that Seaboard's internal control over financial reporting was effective as of December 31, 2010.

Seaboard's registered independent public accounting firm, that audited the consolidated financial statements included in the annual report, has issued an audit report on the effectiveness of Seaboard's internal control over financial reporting. Their report is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Seaboard Corporation:

We have audited the accompanying consolidated balance sheets of Seaboard Corporation and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of earnings, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Seaboard Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 9, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

                                     KPMG LLP

Kansas City, Missouri
March 9, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Seaboard Corporation:

We have audited Seaboard Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Seaboard Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Seaboard Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Seaboard Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of earnings, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 9, 2011 expressed an unqualified opinion on those consolidated financial statements.



                                   KPMG LLP



Kansas City, Missouri
March 9, 2011

                                SEABOARD CORPORATION
                        Consolidated Statement of Earnings

                                                  Years ended December 31,
(Thousands of dollars except per share amounts) 2010       2009         2008

Net sales:
Products (includes sales to affiliates     $3,354,348  $2,718,736   $3,144,432
   of $500,265, $543,066 and $587,922)
Service revenues                              907,320     775,498      993,942
Other                                         124,034     107,074      129,430
Total net sales                             4,385,702   3,601,308    4,267,804

Cost of sales and operating expenses:
Products                                    2,980,606   2,619,396    3,005,924
Services                                      775,637     671,598      847,956
Other                                         103,465      92,701      116,253
Total cost of sales and operating expenses  3,859,708   3,383,695    3,970,133

Gross income                                  525,994     217,613      297,671

Selling, general and administrative expenses  204,928     193,890      175,862

Operating income                              321,066      23,723      121,809

Other income (expense):
   Interest expense                            (5,632)    (13,158)     (15,354)
   Interest income                             12,631      17,336       14,939
   Income from affiliates                      20,965      20,158       13,084
   Other investment income, net                14,145      15,500        7,522
   Foreign currency gain (loss), net            1,254       2,432      (19,713)
   Gain on disputed sale, net of expenses           -      16,787            -
   Miscellaneous, net                            (384)      6,463        2,539
Total other income, net                        42,979      65,518        3,017

Earnings before income taxes                  364,045      89,241      124,826

Income tax benefit (expense)                  (81,033)      2,276       22,689

Net earnings                               $  283,012  $   91,517   $  147,515
  Less:  Net (income) loss attributable
         to noncontrolling interests              599         965         (596)

Net earnings attributable to Seaboard      $  283,611  $   92,482   $  146,919


Earnings per common share                  $   231.69  $    74.74   $   118.19

Weighted average shares outstanding         1,224,092   1,237,452    1,243,087

Dividends declared per common share        $     9.00  $     3.00   $     3.00

         See accompanying notes to consolidated financial statements.

                            SEABOARD CORPORATION
                         Consolidated Balance Sheets

                                                              December 31,
(Thousands of dollars except per share amounts)             2010        2009

                                  Assets
Current assets:

   Cash and cash equivalents                            $   41,124  $   61,857

   Short-term investments                                  332,205     407,351

   Receivables:
      Trade                                                243,786     194,764
      Due from affiliates                                   75,771      47,352
      Other                                                 48,557      35,861
                                                           368,114     277,977
      Allowance for doubtful accounts                       (8,170)     (7,330)
        Net receivables                                    359,944     270,647

   Inventories                                             533,761     498,587

   Deferred income taxes                                    18,393      10,490

   Deferred costs                                           84,141      95,788

   Other current assets                                    115,844      80,582

        Total current assets                             1,485,412   1,425,302

Investments in and advances to affiliates                  331,322      82,232

Net property, plant and equipment                          701,131     691,343

Note receivable from affiliate                              90,109           -

Goodwill                                                    40,628      40,628

Intangible assets, net                                      19,746      20,676

Other assets                                                65,738      76,952

Total Assets                                            $2,734,086  $2,337,133

              Liabilities and Stockholders' Equity

Current liabilities:

   Notes payable to banks                               $   78,729  $   81,262

   Current maturities of long-term debt                      1,697       2,337

   Accounts payable                                        146,265     141,193

   Accrued compensation and benefits                       102,003      84,165

   Deferred revenue                                        122,344     103,931

   Deferred revenue from affiliates                         38,719       8,958

   Accrued voyage costs                                     39,515      33,874

   Accrued commodity inventory                              34,099      10,434

   Other accrued liabilities                                74,824      51,886

      Total current liabilities                            638,195     518,040

Long-term debt, less current maturities                     91,407      76,532

Deferred income taxes                                       75,695      59,546

Accrued pension liability                                   78,817      64,161

Other liabilities                                           71,723      73,435

      Total non-current liabilities                        317,642     273,674

Commitments and contingent liabilities

Stockholders' equity:

   Common stock of $1 par value. Authorized 1,250,000 shares;

     issued and outstanding 1,215,879 and 1,236,758
      shares                                                 1,216       1,237

   Accumulated other comprehensive loss                   (123,907)   (114,786)

   Retained earnings                                     1,897,897   1,655,222

Total Seaboard stockholders' equity                      1,775,206   1,541,673

   Noncontrolling interests                                  3,043       3,746

Total equity                                             1,778,249   1,545,419

Total Liabilities and Stockholders' Equity              $2,734,086  $2,337,133

         See accompanying notes to consolidated financial statements.

                              SEABOARD CORPORATION
                       Consolidated Statement of Cash Flows

                                                   Years ended December 31,
(Thousands of dollars)                            2010        2009      2008

   Cash flows from operating activities:
   Net earnings                                $ 283,012  $  91,517  $ 147,515
   Adjustments to reconcile net earnings to cash
     from operating activities:
       Depreciation and amortization              86,802     91,841     90,381
       Income from affiliates                    (20,965)   (20,158)   (13,084)
       Dividends received from affiliates          1,843      7,906      1,333
       Other investment income, net              (14,145)   (15,500)    (7,522)
       Foreign currency exchange losses             (140)     6,578     19,606
       Deferred income taxes                      12,506    (15,298)    (7,602)
       Loss (gain) from sale of fixed assets      (2,555)       530         39
       Gain on disputed sale, net of expenses          -    (16,787)         -
       Intangible asset impairment charge              -          -      7,000
   Changes in current assets and liabilities,
     net of portion of operations sold and
     business acquired:
        Receivables, net of allowance            (86,205)    93,861    (14,518)
        Inventories                              (40,053)     1,552   (119,859)
        Other current assets                      (2,570)   (58,823)   (44,344)
        Current liabilities, exclusive of debt   107,482     69,738     43,264
   Other, net                                     14,800      9,400      9,057
Net cash from operating activities               339,812    246,357    111,266

   Cash flows from investing activities:
   Purchase of short-term investments           (687,335)  (346,522)  (287,411)
   Proceeds from the sale of short-term
    investments                                  695,384    211,403    204,494
   Proceeds from the maturity of short-term
    investments                                   69,534     66,842     61,675
   Acquisition of business, net of cash
    acquired                                      (5,578)         -          -
   Sale (purchase) of long-term investments          552     (3,108)         -
   Investments in and advances to affiliates,
    net                                         (217,578)        71       (710)
   Notes receivable issued to affiliate         (100,000)         -          -
   Proceeds from syndication and subordinated
    loan fees                                      6,525          -          -
   Capital expenditures                         (103,336)   (54,276)  (134,634)
   Proceeds from the sale of fixed assets          7,655      3,255      4,412
   Payment received for the potential sale of
    power barges                                       -     15,000          -
   Net proceeds from disputed sale                     -     16,787          -
   Other, net                                      1,140         46       (442)
Net cash from investing activities              (333,037)   (90,502)  (152,616)

   Cash flows from financing activities:
   Notes payable to banks, net                    (2,535)   (95,072)    79,354
   Proceeds from the issuance of long-term debt   16,352          -          -
   Principal payments of long-term debt           (2,179)   (46,914)   (11,679)
   Repurchase of common stock                    (29,994)    (3,370)    (5,012)
   Dividends paid                                (10,963)    (3,711)    (3,728)
   Dividends paid to noncontrolling interests        (36)      (112)      (104)
   Other, net                                        370       (291)    (1,081)
Net cash from financing activities               (28,985)  (149,470)    57,750

Effect of exchange rate change on cash             1,477     (5,122)    (3,152)

Net change in cash and cash equivalents          (20,733)     1,263     13,248

Cash and cash equivalents at beginning of year    61,857     60,594     47,346

Cash and cash equivalents at end of year       $  41,124  $  61,857  $  60,594

  See accompanying notes to consolidated financial statements.


                                                           SEABOARD CORPORATION
                                               Consolidated Statement of Changes in Equity

                                                                      Accumulated
                                                                         Other
                                                Common  Additional   Comprehensive   Retained   Noncontrolling
(Thousands of dollars except per share amounts) Stock     Capital         Loss       Earnings      Interest        Total
Balances, January 1, 2008                      $ 1,244   $    -       $  (78,651)   $1,431,635      $  971       $1,355,199
Comprehensive income:
   Net earnings                                                                        146,919         596          147,515
   Other comprehensive income net
     of income tax benefit of $11,525:
       Foreign currency translation adjustment                            (9,492)                                    (9,492)
       Unrealized gain on investments                                        632                                        632
       Unrecognized pension cost                                         (24,192)                                   (24,192)
                  Total comprehensive income                                                                        114,463
Purchase of noncontrolling interests                                                                 2,760            2,760
Dividends paid to noncontrolling interests                                                            (104)            (104)
Repurchase of common Stock                          (4)                                 (5,008)                      (5,012)
Dividends on common stock                                                               (3,728)                      (3,728)
Balances, December 31, 2008                      1,240        -         (111,703)    1,569,818       4,223        1,463,578

Comprehensive income:
   Net earnings                                                                         92,482        (965)          91,517
   Other comprehensive income net
     of income tax benefit of $3,206:
       Foreign currency translation adjustment                            (9,365)                                    (9,365)
       Unrealized gain on investments                                        798                                        798
       Unrecognized pension cost                                           5,484                                      5,484
                  Total comprehensive income                                                                         88,434
Addition of noncontrolling interests                                                                   600              600
Dividends paid to noncontrolling interests                                                            (112)            (112)
Repurchase of common Stock                          (3)                                 (3,367)                      (3,370)
Dividends on common stock                                                               (3,711)                      (3,711)
Balances, December 31, 2009                      1,237        -         (114,786)    1,655,222       3,746        1,545,419

Comprehensive income:
   Net earnings                                                                        283,611        (599)         283,012
   Other comprehensive income net
     of income tax benefit of $5,443:
       Foreign currency translation adjustment                            (3,704)                                    (3,704)
       Unrealized gain on investments                                     (2,134)                                    (2,134)
       Unrecognized pension cost                                          (3,283)                                    (3,283)
                  Total comprehensive income                                                                        273,891
Addition/sale of noncontrolling interests                                                              (68)             (68)
Dividends paid to noncontrolling interests                                                             (36)             (36)
Repurchase of common Stock                         (21)                                (29,973)                     (29,994)
Dividends on common stock                                                              (10,963)                     (10,963)
Balances, December 31, 2010                    $ 1,216   $    -       $ (123,907)   $1,897,897      $3,043       $1,778,249

                                   See accompanying notes to consolidated financial statements.

          Notes to Consolidated Financial Statements

Note 1

Summary of Significant Accounting Policies

Operations of Seaboard Corporation and its Subsidiaries

Seaboard Corporation and its subsidiaries (Seaboard) is a diversified international agribusiness and transportation company. In the United States, Seaboard is primarily engaged in pork production and processing and ocean transportation. Overseas, Seaboard is primarily engaged in commodity merchandising, grain processing, sugar production, and electric power generation. Seaboard also has an interest in turkey operations in the United States. Seaboard Flour LLC and SFC
Preferred LLC (Parent Companies) are the owners of 73.5% of Seaboard's outstanding common stock.

Principles of Consolidation and Investments in Affiliates

The consolidated financial statements include the accounts of Seaboard Corporation and its domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in non-controlled affiliates are accounted for by the equity method. Financial information from certain subsidiaries and affiliates is reported on a one- to three-month lag depending on the specific entity.

Short-term Investments

Short-term investments are retained for future use in the business and may include money market accounts, corporate bonds, fixed income mutual funds, municipal debt securities and U.S. government obligations and, on a limited basis, high yield bonds, domestic equity securities and foreign government bonds. Investments held by Seaboard that are categorized as available-for-sale are reported at their estimated fair value with any related unrealized gains and losses reported net of tax, as a component of accumulated other comprehensive income. Investments held by Seaboard that are categorized as trading securities are reported at their estimated fair value with any unrealized gains and losses included in other investment income on the Consolidated Statement of Earnings. Debt securities that are categorized as held to maturity, are recorded at amortized cost, which is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Gains and losses on sale of investments are generally based on the specific identification method.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and generally do not bear interest. The Power segment, however, collects interest on certain past due accounts and the Commodity Trading and Milling segment provides extended payment terms for certain customers in certain countries due to local market conditions. The allowance for doubtful accounts is Seaboard's best estimate of the amount of probable credit losses. For most operating segments, Seaboard uses a specific identification approach to determine, in management's judgment, the collection value of certain past due accounts based on contractual terms. For the Marine segment, the allowance for doubtful accounts is based on an aging percentage methodology primarily based on historical write-off experience. Seaboard reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

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

Property, Plant and Equipment

Property, plant and equipment are carried at cost and are being depreciated on the straight-line method over useful lives ranging from 3 to 30 years. Property, plant and equipment leases which are deemed to be installment purchase obligations have been capitalized and included in the property, plant and equipment accounts. Routine and planned major maintenance, repairs, and minor renewals are expensed as incurred while major renewals and improvements are capitalized.

Impairment of Long-lived Assets

Long-lived assets, primarily property, plant and equipment, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. See Note 5 for further discussion on the Pork Segment and its recorded value of the ham-boning and processing plant in Mexico.

Goodwill and Other Intangible Assets

Goodwill   and  other  indefinite-life  intangible   assets   are
evaluated by reporting unit annually for impairment at the quarter-end closest to the anniversary date of the acquisition, or more frequently if circumstances indicate that impairment is likely. Separable intangible assets with finite lives are amortized over their estimated useful lives. Any one event or a combination of events such as change in the business climate, a negative change in relationships with significant customers, and changes to strategic decisions, including decisions to expand, made in response to economic or competitive conditions could require an interim assessment prior to the next required annual assessment. The most recent impairment tests performed and current market conditions indicated goodwill and other intangible assets are not impaired as of December 31, 2010.

Accrued Self-Insurance

Seaboard is self-insured for certain levels of general and vehicle liability, property, workers' compensation, product recall and health care coverage. The cost of these self-insurance programs is accrued based upon estimated settlements for known and anticipated claims. Changes in estimates to previously recorded reserves are reflected in current operating results.

Deferred Grants

Included in other liabilities at December 31, 2010 and 2009 was $6,047,000 and $6,469,000, respectively, of deferred grants. The deferred grants represent economic development funds contributed by government entities that were limited to construction of a pork processing facility in Guymon, Oklahoma. Deferred grants are being amortized as a reduction of depreciation expense over the life of the assets acquired with the funds.

Asset Retirement Obligation

Seaboard  has recorded long-lived assets and a related  liability for the asset retirement obligation costs associated with the closure of the hog lagoons it is legally obligated to close in the future should Seaboard cease operations or plan to close such lagoons voluntarily in accordance with a changed operating plan. Based on detailed assessments and appraisals obtained to estimate the future retirement costs, Seaboard has determined and recorded the present value of the projected costs in non-current other liabilities on the Consolidated Balance Sheet, with the retirement  asset  depreciated over  the  economic  life  of  the related asset. The following table shows the changes in the asset retirement obligation during 2010 and 2009:

                                         Years ended December 31,
(Thousands of dollars)                          2010      2009

Beginning balance                             $11,090  $  8,846
Accretion expense                                 938       652
Adjustment to existing lagoons                      -     1,592
Ending balance                                $12,028  $ 11,090

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. However, in the future as these timing differences reverse, a lower statutory tax rate may apply pursuant to the provisions for domestic manufacturers of the American Jobs Creation Act of 2004. In accordance with U.S. GAAP, Seaboard will recognize the benefit or cost of this change in the future.

Revenue Recognition

Revenue of the containerized cargo service is recognized ratably over the transit time for each voyage with expenses associated with containerized cargo service being recognized as incurred. Revenue of the commodity trading business is recognized when the commodity is delivered to the customer, collection is reasonably assured, and the sales price is fixed or determinable. Revenues from all other commercial exchanges are recognized at the time products are shipped or delivered in accordance with shipping terms or services rendered, the customer takes ownership and assumes risk of loss, collection is reasonably assured and the sales price is fixed or determinable. As a result of a marketing agreement with Triumph Foods, Seaboard's sales prices for its pork products included in product revenues are primarily based on a margin sharing arrangement that considers the average sales price and mix of products sold from both Seaboard's and Triumph Foods' hog processing plants. Seaboard earns a fee for marketing the pork products of Triumph Foods and recognizes this fee as service revenue primarily based on the number of head processed by Triumph Foods.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include those related to allowance for doubtful accounts, valuation of inventories, impairment of long-lived assets, goodwill and other intangible assets, income taxes and accrued pension liability. Actual results could differ from those estimates.

Earnings Per Common Share

Earnings per common share are based upon the weighted average shares outstanding during the period. Basic and diluted earnings per share are the same for all periods presented.

Cash and Cash Equivalents

For  purposes  of  the  consolidated statements  of  cash  flows,
management   considers   all  demand   deposits   and   overnight
investments as cash equivalents. The following table shows the amounts paid for interest and income taxes:

                                         Years ended December 31,
(Thousands of dollars)                    2010      2009    2008

Interest (net of amounts capitalized)  $  8,377  $ 13,845 $14,037
Income taxes (net of refunds)            69,626   (10,542) 10,815

Included in property, plant and equipment is capitalized interest in the amount of $3,350,000, $702,000 and $1,679,000 for 2010,
2009 and 2008, respectively.

Supplemental Noncash Transactions

As discussed in Note 13, during the third quarter of 2010, Seaboard acquired a majority interest in a commodity origination, storage and processing business in Canada. Total cash paid, net of cash acquired was $5,578,000 and increased working capital by $1,254,000, fixed assets by $4,637,000, other long-term assets in the amount of $833,000, deferred tax liabilities by $896,000 and non-controlling interest by $250,000.

As more fully described in Note 13, in May 2009 Seaboard received sovereign government bonds of the Dominican Republic with a par value of $20,000,000 denominated in U.S. dollars to satisfy the same amount of outstanding billings owed by a customer that Seaboard had classified as long-term. During the fourth quarter of 2009, Seaboard sold a portion of these bonds with par value of $9,700,000. At December 31, 2009, the remaining $10,300,000 par value of bonds was classified as available-for-sale short term investments on the Consolidated Balance Sheet. During January and February 2010, Seaboard sold the remaining bonds resulting in an immaterial loss.

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

Included in foreign currency gain (loss), net for the years ended December 31, 2009 and 2008 was a foreign currency gain of $4,794,000 and a foreign currency loss of $(4,575,000), respectively. These losses and gains reflect the re-measurements of a note payable denominated in Japanese Yen of a foreign consolidated subsidiary accounted for on a one-month lag except for this re-measurement of this note payable. The currency gains for 2009 and losses for 2008 were primarily offset by a mark-to-market currency loss for December in 2009 and a gain in December for 2008 from a foreign currency derivative contract. The note payable and related foreign currency derivative were terminated in December 2009.

Seaboard's Sugar segment, a consolidated subsidiary in Canada (Commodity Trading and Milling segment) and four non-controlled, non-consolidated affiliates (Commodity Trading and Milling segment businesses in Colombia, Kenya, Lesotho and Zambia), use local currency as their functional currency. Assets and liabilities of these subsidiaries are translated to U.S. dollars at year-end exchange rates, and income and expense items are translated at average rates. Translation gains and losses are recorded as components of other comprehensive loss. For these entities, U.S. dollar denominated net asset or liability conversions to the local currency are recorded through income.

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

Seaboard  holds  and  issues  certain derivative  instruments  to
manage   various  types  of  market  risks  from  its  day-to-day
operations primarily including commodity futures and option contracts and foreign currency exchange agreements, and from time-to-time, forward freight agreements and interest rate exchange
agreements.   While management believes each of these instruments
primarily are entered into in order to effectively manage various market risks, as of December 31, 2010, none of the derivatives are designated and accounted for as hedges primarily as a result of the extensive record-keeping requirements. From time to time, Seaboard may enter into speculative derivative transactions related to its market risks.

Recently Adopted Accounting Standards

In June 2009, the Financial Accounting Standards Board issued new accounting guidance for variable interest entities. This guidance requires an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity (VIE). This analysis identifies the primary beneficiary of a VIE as the enterprise that has both the power to direct the most significant activities of a VIE and the obligation to absorb losses or the right to receive benefits from the VIE.

This guidance eliminated the quantitative approach previously required for determining the primary beneficiary of the VIE, which was based on determining which enterprise absorbs the majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both. This guidance also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and requires certain additional disclosures about the VIE. Seaboard adopted this guidance as of January 1, 2010. The adoption of this guidance did not have a material impact on Seaboard's financial position or net earnings.

Note 2

Investments

Seaboard's short-term investments are treated as either available-for-sale securities or trading securities and are recorded at their estimated fair market values. All of Seaboard's available-for-sale and trading securities are classified as current assets as they are readily available to support Seaboard's current operating needs.

As of December 31, 2010 and 2009, the available-for-sale investments primarily consisted of money market funds, fixed rate municipal notes and bonds, corporate bonds, fixed income mutual funds and U.S. Government obligations. At December 31, 2010 and
2009, amortized cost and estimated fair market value were not materially different for these investments. At December 31, 2010, money market funds included $78,338,000 denominated in Euros. As of December 31, 2010 and 2009, the trading securities primarily consisted of high yield debt securities. As of December 31, 2010 and 2009, unrealized gains related to trading securities were $1,571,000 and $2,206,000, respectively.

The following is a summary of the amortized cost and estimated fair value of short-term investments for both available for sale and trading securities at December 31, 2010 and 2009:

                                               2010               2009

                                      Amortized     Fair   Amortized   Fair
(Thousands of dollars)                   Cost      Value     Cost      Value

Money market funds                     $110,164  $110,164  $153,699  $153,699

Corporate bonds                          86,182    87,401    34,663    35,449

Fixed income mutual funds                60,256    60,302         -         -

Fixed rate municipal notes and bonds     20,564    20,648   144,794   148,609

U.S. Government agency securities        17,503    17,514    15,907    16,272

U.S. Treasury securities                  7,139     7,148         -         -

Asset backed debt securities              2,847     2,848     8,447     8,484

Variable rate demand notes                    -         -     1,900     1,900

Foreign government debt securities            -         -    10,300    10,210

Other                                     2,360     2,355     3,060     3,069

Total available-for-sale short-term
 investments                            307,015   308,380   372,770   377,692

High yield trading debt securities       19,447    20,783    24,784    26,771

Other trading debt securities             2,807     3,042     2,669     2,888

Total available-for-sale and trading
 short-term investments                $329,269  $332,205  $400,223  $407,351

The following table summarizes the estimated fair value of fixed rate securities designated as available-for-sale classified by the contractual maturity date of the security as of December 31, 2010:

(Thousands of dollars)                                     2010

Due within one year                                      $ 14,953
Due after one year through three years                     82,197
Due after three years                                      19,603
 Total fixed rate securities                             $116,753

In addition to its short-term investments, Seaboard also has trading securities related to Seaboard's deferred compensation plans classified in other current assets on the Consolidated Balance Sheets. See Note 9 for information on the types of trading securities held related to the deferred compensation plans and Note 10 for a discussion of assets held in conjunction with investments related to Seaboard's defined benefit pension plan.

Note 3

Inventories

The following table is a summary of inventories at the end of each year:

                                                              December 31,
(Thousands of dollars)                                       2010      2009

At lower of LIFO cost or market:
   Live hogs and materials                                 $200,600   $192,999
   Fresh pork and materials                                  24,779     22,398
                                                            225,379    215,397
   LIFO adjustment                                          (24,085)   (22,807)
        Total inventories at lower of LIFO cost or market   201,294    192,590
At lower of FIFO cost or market:
   Grains and oilseeds                                      203,232    174,508
   Sugar produced and in process                             50,190     47,429
   Other                                                     44,013     46,804
        Total inventories at lower of FIFO cost or market   297,435    268,741
Grain, flour and feed at lower of weighted average cost or
 market                                                      35,032     37,256
         Total inventories                                 $533,761   $498,587

The use of the LIFO method decreased 2010 and 2008 earnings by $780,000 ($0.64 per common share) and $10,469,000 ($8.42 per common share) and increased 2009 net earnings by $10,898,000 ($8.81 per common share), respectively. If the FIFO method had been used for certain inventories of the Pork segment, inventories would have been higher by $24,085,000 and $22,807,000 as of December 31, 2010 and 2009, respectively.

As of December 31, 2010, Seaboard had $4,647,000 recorded in grain inventories related to its commodity trading business that are committed to various customers in foreign countries for which customer contract performance is a heightened concern. If
Seaboard is unable to collect amounts from these customers as currently estimated or Seaboard is forced to find other customers for a portion of this inventory, it is possible that Seaboard could incur a material write-down in value of this inventory if Seaboard is not successful in selling at the current carrying value. For similar inventories that existed prior to December 31, 2009, Seaboard incurred a write-down in the first quarter of 2009 in the amount of $8,801,000 (with no tax benefit recognized), or $7.10 per share and a write-down of $7,010,000 in 2008, including $5,653,000 ($4,940,000 net of tax), or $3.98 per share, recorded in the fourth quarter of 2008.

Note 4

Investments in and Advances to Affiliates

Seaboard's investments in and advances to non-controlled, non-consolidated affiliates are primarily related to Butterball, LLC (Butterball), as discussed below, and businesses conducting flour, maize and feed milling, and poultry production and processing. As of December 31, 2010, the location and percentage ownership of these affiliates excluding Butterball are as follows: Democratic Republic of Congo (50%), Lesotho (50%), Kenya (35-50%), Nigeria (25-48%), and Zambia (50%) in Africa; Colombia (40%) and Ecuador (25-50%) in South America; and Haiti (23%) in the Caribbean. Also, Seaboard has investments in grain trading businesses in Australia (25%), North Carolina (50%) and Peru (50%). Seaboard generally is the primary provider of choice for grains, feed and supplies purchased by these non-controlled affiliates. As Seaboard conducts its commodity trading business with third parties, consolidated subsidiaries and affiliates on an interrelated basis, cost of sales, on affiliates cannot be clearly distinguished without making numerous assumptions primarily with respect to mark-to-market accounting for commodity derivatives. In addition, Seaboard has investments in and advances to two sugar-related businesses in Argentina (46-50%). The equity method is used to account for all of the above investments.

On December 6, 2010, Seaboard Corporation acquired a 50% non-controlling voting interest in Butterball from Maxwell Farms, LLC, Goldsboro Milling Company, and GM Acquisition LLC (collectively, the "Maxwell Group") for a cash purchase price of $177,500,000. Butterball is a vertically integrated producer, processor and marketer of branded and non-branded turkeys and other turkey products. Seaboard purchased its interest in Butterball from the Maxwell Group after the Maxwell Group had reacquired a 49% interest held by Murphy-Brown, LLC ("Murphy-
Brown"), a subsidiary of Smithfield Foods, Inc. The other 50 percent ownership interest in Butterball will continue to be owned by the Maxwell Group. In connection with the purchase, Butterball also acquired the live turkey growing and related assets of the Maxwell Group and of Murphy-Brown. As of December 31, 2010, total assets of $725,464,000 for Butterball included intangible assets of $111,000,000 for trade name and $56,602,000 for goodwill. The equity method is used to account for this investment.

In connection with this transaction, Seaboard provided Butterball with a $100,000,000 unsecured subordinated loan (the "subordinated loan") with a seven year maturity and interest of 15% per annum, comprised of 5% payable in cash semi-annually, plus 10% pay-in-kind interest compounded semi-annually and paid at maturity. As part of the subordinated loan, Seaboard received a $2,000,000 cash fee from Butterball as consideration for providing this financing that will be amortized over the term of the subordinated loan. The amortization related to 2010 was recorded in interest income in the Consolidated Statement of Earnings.

In connection with providing the subordinated loan, Seaboard received detachable warrants, which upon exercise for a nominal price, would enable Seaboard to acquire an additional 5% equity interest in Butterball. Seaboard can exercise these warrants at any time before December 6, 2020. Butterball has the right to repurchase the warrants for fair market value. The warrant agreement essentially provides Seaboard with a 52.5% economic interest as these warrants are in-substance an additional equity interest. Therefore, Seaboard recorded 52.5% of Butterball's earnings as Income from Affiliates in the Consolidated Statement of Earnings. However, all significant corporate governance matters would continue to be shared equally between Seaboard and Maxwell even if the warrants are exercised, unless Seaboard already owns a majority of the voting rights at the time of exercise. The warrants qualify for equity treatment under accounting standards. Accordingly, as of December 6, 2010, the warrants were allocated a value of $10,586,000, classified as Investments in and Advances to Affiliates on the Consolidated Balance Sheet, and the subordinated loan was allocated a value of $89,414,000, classified as Note Receivable from Affiliate on the Consolidated Balance Sheet, of the total $100,000,000 subordinated financing discussed above. Seaboard monitors the credit quality of this Note Receivable from Affiliate by obtaining and reviewing financial information for this affiliate on a monthly basis and by serving on the Board of Directors of this affiliate.

In addition, in connection with this transaction Seaboard arranged financing to refinance the existing Butterball debt with third party lenders. For these services, in December 2010 Seaboard received a cash syndication fee from Butterball of $4,525,000, net of arrangement fees paid to several banks who assisted with the third party financing. Since Seaboard has a 52.5% economic interest in Butterball, Seaboard only recognized 47.5% of this net syndication fee in December 2010 in Other Investment Income in the Consolidated Statement of Earnings. The remaining net syndication fee will be amortized over the five year term of the related Butterball debt.

In October 2010, Seaboard acquired for $5,000,000 a 25% non-controlling interest in a commodity trading business in Australia. Also in October 2010, Seaboard combined its existing investment in poultry operations in Africa with another existing African based poultry business. Seaboard invested an additional $10,500,000 in this newly combined poultry business for a total investment of $16,988,000, which represents a 50% non-controlling interest. This newly combined business has operations primarily in Kenya and Zambia and is also expanding by building new operations in the Democratic Republic of Congo.

In July 2010, Seaboard finalized an agreement to invest in a bakery to be built in Central Africa. Seaboard will have a 50% non-controlling interest in this business. The total project cost is estimated to be $58,000,000 but Seaboard's total investment has not yet been determined pending finalization of third party financing alternatives for a portion of the project. The bakery is anticipated to be fully operational in the second half of 2011. As of December 31, 2010, Seaboard had invested $10,080,000 in this project.

In March 2010, Seaboard acquired a 50% non-controlling interest in an international commodity trading business located in North Carolina for approximately $7,650,000. There was an initial payment of $6,000,000 made in March 2010, an additional payment of $990,000 in the fourth quarter of 2010 with the remaining $660,000 to be paid in the first half of 2011 upon verification of the balance sheet as of the date of closing and collection of certain receivables outstanding.

At December 31, 2010, Seaboard's carrying value of certain of these investments in affiliates in the Commodity Trading and Milling segment was $12,527,000 more than its share of the affiliate's book value. The excess is attributable primarily to the valuation of property, plant and equipment and intangible assets. The amortizable assets are being amortized to earnings from affiliates over the remaining life of the assets.

In prior years, Seaboard's equity investments in its Nigerian non-consolidated affiliates were written down to zero and Seaboard suspended use of the equity method of accounting for these non-consolidated affiliates as losses allocated to Seaboard exceeded
the   investment.   During  the  fourth  quarter  of  2009,   the
application of the equity method of accounting was resumed for these entities as a result of Seaboard's proportionate share of income exceeded the share of losses not recognized during the prior periods. A significant contributing factor to this change in accounting treatment was the result of one of the entities discontinuing its feed mill operations by selling its trade name and certain assets to an entity in exchange for a non-controlling ownership in such entity, and a separate sale of land and building to a third party for cash. Seaboard's proportionate
share   of   these  two  asset  sales  represented  approximately
$2,323,000 of the income from affiliates for 2009.

Combined condensed financial information of the non-controlled, non-consolidated affiliates for their fiscal periods ended within each of Seaboard's years ended were as follows (the net sales and net income for the Turkey segment below represent the period from December 6, 2010 to December 31, 2010):

Commodity Trading and Milling Segment               December 31,

(Thousands of dollars)                      2010       2009       2008

Net sales                               $1,117,440  1,051,621  1,053,818
Net income                              $   47,594     45,867     34,955
Total assets                            $  581,755    412,849    412,555
Total liabilities                       $  250,076    215,146    247,337
Total equity                            $  331,679    197,703    165,218

Sugar Segment                                       December 31,

(Thousands of dollars)                      2010       2009       2008

Net sales                               $   20,132     22,293     20,660
Net income                              $    2,064      2,169        923
Total assets                            $   10,248     11,544     15,506
Total liabilities                       $    3,791      6,265     11,396
Total equity                            $    6,457      5,279      4,110

Turkey Segment                                                 December 31,

(Thousands of dollars)                                            2010

Net sales                                                     $   83,409
Net loss                                                      $   (1,901)
Total assets                                                  $  725,464
Total liabilities                                             $  360,673
Total equity                                                  $  364,791

Note 5

Property, Plant and Equipment

The following table is a summary of property, plant and equipment at the end of each year:

                                      Useful           December 31,
(Thousands of dollars)                Lives          2010        2009

Land and improvements                 0-15 years $  166,201  $  164,290
Buildings and improvements            30 years      348,160     345,031
Machinery and equipment               3-20 years    727,148     697,656
Vessels and vehicles                  3-18 years    144,380     161,125
Office furniture and fixtures         5 years        26,527      25,769
Construction in progress                             83,896      32,868

                                                  1,496,312   1,426,739

Accumulated depreciation and amortization          (795,181)   (735,396)

  Net property, plant and equipment              $  701,131  $  691,343

During the first half of 2008, Seaboard started operations at its biodiesel plant. The ongoing profitability of this plant is primarily based on future sales prices, the price of alternative inputs, enforcement of government usage mandates and to a lesser degree federal tax credits, which expired at the end of 2009. The federal tax credit was renewed by Congress in late December 2010 and was made retroactive to January 1, 2010 with a new expiration date of December 31, 2011. As of December 31, 2010, Seaboard performed an impairment evaluation of this plant and determined there was no impairment based on management's current assumptions of future production volumes, sales prices, cost inputs and management's expectation for both federal usage mandates and tax credits. Based on 2010 experience, management estimates that government usage mandates will adequately compensate for the potential loss of federal tax credits. Management does not believe an impairment of these assets is likely in the near future unless actual results differ significantly from management's current forecast. The net book value of these assets as of December 31, 2010 was $40,526,000.

During the second quarter of 2009, Seaboard started operations at its ham-boning and processing plant in Mexico. Since that time, this plant has experienced certain difficulties including challenges facing many U.S. border towns in Mexico. Despite being in operation for over one year and reaching near-capacity production levels, overall margins have been below expectations. As a result, management has implemented various changes related to this operation and margins improved during the fourth quarter of 2010. As of December 31, 2010, Seaboard performed an impairment evaluation of this plant and determined there was no impairment based on management's current cash flow assumptions and probabilities of outcomes. However, if margins from this operation do not meet acceptable levels there is a possibility that management may consider other alternatives for this facility. Thus there is a possibility that the recorded value of this facility could be deemed impaired during some future period including 2011, which may result in a charge to earnings. The net book value of these assets as of December 31, 2010 was $9,994,000.

Note 6

Goodwill and Intangible Assets, net

Goodwill and intangible assets relate to the 2005 acquisition  of
Daily's, a bacon processor located in the western United  States,
and   the  related  subsequent  repurchase  of  a  noncontrolling interest of Seaboard Foods LLC in the Pork segment.

The following table is a summary of intangible assets at the end of each year:

                                                               December 31,
(Thousands of dollars)                                       2010       2009

Intangibles subject to amortization:
   Gross carrying amount:
         Customer relationships                            $ 9,045    $ 9,045
         Covenants not to compete                                -      1,500
                                                             9,045     10,545

   Accumulated amortization:
         Customer relationships                             (6,299)    (5,519)
         Covenants not to compete                                -     (1,350)
                                                            (6,299)    (6,869)
   Net carrying amount:
         Customer relationships                              2,746      3,526
         Covenants not to compete                                -        150
Intangibles subject to amortization, net                     2,746      3,676

Intangibles not subject to amortization:
   Carrying amount-trade names and registered trademarks    17,000     17,000

Total intangible assets, net                               $19,746    $20,676

The amortization expense of amortizable intangible assets for the years ended December 31, 2010, 2009 and 2008 was $930,000,
$1,610,000, and $1,610,000, respectively. Amortization expense for the five succeeding years is $250,000 each year.

As of December 31, 2010, the Pork segment had $28,372,000 of goodwill and $17,000,000 of other intangible assets not subject to amortization in connection with its acquisition of Daily's. In 2008, revised projected future sales prices as of December 31, 2008 indicated the potential for impairment. In addition, the overall downturn of the United States economy and Seaboard's stock price trading below book value during the fourth quarter of 2008 provided additional indicators that Seaboard should reassess its annual evaluation for impairment related to Daily's intangible assets. This reassessment included downward revisions in previously used future projected sales volumes and royalty rate assumptions used in the measurement of Daily's trade name as a result of the current economic conditions. This analysis resulted in a $7,000,000 impairment charge recorded in cost of sales on the Consolidated Statements of Earnings during the fourth quarter of 2008 to write down the recorded value of Daily's trade name to its estimated fair value of $17,000,000 as of December 31, 2008. After this impairment charge, there was no indication of potential impairment of goodwill related to Daily's as the revised estimated enterprise fair value of Daily's exceeded its book value as of December 31, 2008. As of July 4, 2010, Seaboard conducted its annual evaluation for impairment of this goodwill and other intangible assets related to Daily's and, based on current market conditions indicating future sale price increases, additional processed meats sales volumes and related levels of estimated operating margins determined there was no impairment as of December 31, 2010.

Note 7

Income Taxes

Income taxes attributable to continuing operations for the years ended December 31, 2010, 2009 and 2008 differed from the amounts computed by applying the statutory U.S. Federal income tax rate of 35 percent to earnings (loss) before income taxes excluding noncontrolling interest for the following reasons:

                                                 Years ended December 31,
(Thousands of dollars)                          2010      2009       2008

Computed "expected" tax expense excluding
 noncontrolling interest                     $ 127,625  $ 31,572   $ 43,481
Adjustments to tax expense attributable to:
  Foreign tax differences                      (33,322)  (20,332)   (54,232)
  Tax-exempt investment income                    (974)   (1,809)    (2,554)
  State income taxes, net of federal benefit     1,803    (3,010)    (1,966)
  Change in valuation allowance                 (6,189)   (2,146)    (1,977)
  Federal tax credits                           (3,351)   (3,672)    (4,390)
  Change in pension deferred tax                  (329)   (3,508)       335
  Other                                         (4,230)      629     (1,386)
  Total income tax expense (benefit)         $  81,033  $ (2,276)  $(22,689)

Most of Seaboard's foreign tax differences are attributable to a significant portion of the earnings from Seaboard's foreign operations being subject to no income tax or a tax rate which is considerably lower than the U.S. corporate tax rate.

Earnings before income taxes consisted of the following:

                                                 Years ended December 31,
(Thousands of dollars)                          2010       2009      2008

United States                                $223,401   $(14,511)  $(28,988)
Foreign                                       141,243    104,717    153,218
Total earnings excluding noncontrolling
 interest                                     364,644     90,206    124,230
Plus earnings attributable to noncontrolling
 interest                                         599        965       (596)
Total earnings before income taxes           $364,045   $ 89,241   $124,826

The components of total income taxes were as follows:

                                                 Years ended December 31,
(Thousands of dollars)                          2010      2009       2008

Current:
  Federal                                    $ 48,814   $    943   $(25,462)
  Foreign                                      15,855      8,454      8,259
  State and local                               2,924       (125)       823
Deferred:
  Federal                                      13,204    (18,216)    (1,280)
  Foreign                                          15     10,285     (1,425)
  State and local                                 221     (3,617)    (3,604)
Income tax expense (benefit)                   81,033     (2,276)   (22,689)
Unrealized changes in other comprehensive
 income                                        (5,443)    (3,206)   (11,525)
  Total income taxes                         $ 75,590   $ (5,482)  $(34,214)

As of December 31, 2010 and 2009, Seaboard had income taxes receivable of $12,234,000 and $4,923,000, respectively, primarily related to domestic tax jurisdictions and had income taxes payable of $7,066,000 and $2,048,000, respectively, primarily related to foreign tax jurisdictions.

Components of the net deferred income tax liability at the end of each year were as follows:

                                                           December 31,
(Thousands of dollars)                                    2010       2009

Deferred income tax liabilities:
  Cash basis farming adjustment                         $ 10,724   $ 11,065
  Depreciation                                            98,692    100,815
  LIFO                                                    29,017        242
  Other                                                    3,768      2,233
                                                        $142,201   $114,355
Deferred income tax assets:
  Reserves/accruals                                     $ 67,244   $ 50,097
  Tax credit carryforwards                                 9,554     12,659
  Deferred earnings of foreign subsidiaries                6,274      1,733
  Net operating and capital loss carryforwards            18,727     18,648
  Foreign minimum tax credit carryforward                 10,400     10,104
  Other                                                    3,364        679
                                                         115,563     93,920
Valuation allowance                                       30,664     28,621
  Net deferred income tax liability                     $ 57,302   $ 49,056

Seaboard recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. For the years ended December 31, 2010, 2009 and 2008, such interest and penalties were not material. The Company had approximately $1,323,000 and $1,153,000 accrued for the payment of interest and penalties on uncertain tax positions at December 31, 2010, and 2009, respectively.

As of December 31, 2010 and 2009, Seaboard had $3,548,000 and $3,395,000, respectively, in total unrecognized tax benefits all of which, if recognized, would affect the effective tax rate. Seaboard does not have any material uncertain tax positions in which it is reasonably possible that the total amounts of the unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. The following table is a reconciliation of the beginning and ending amount of unrecognized tax benefits:

(Thousands of dollars)                                     2010       2009

Beginning balance at January 1                          $  3,395   $  3,464
Additions for uncertain tax positions of prior years         596        206
Decreases for uncertain tax positions of prior years        (367)      (184)
Additions for uncertain tax positions of current year         21         32
Settlements                                                  (97)       (15)
Lapse of statute of limitations                                -       (108)
Ending balance at December 31                           $  3,548   $  3,395

Seaboard's tax returns are regularly audited by federal, state and foreign tax authorities, which may result in adjustments. Seaboard's U.S. federal income tax returns have been reviewed through the 2004 tax year. The statute of limitations has expired on the 2005 tax year. Seaboard's 2006-2008 U.S. income tax returns are currently under IRS examination.

As of December 31 2010, Seaboard had not provided for U.S. Federal Income and foreign withholding taxes on $739,305,000 of undistributed earnings from foreign operations as Seaboard intends to reinvest such earnings indefinitely outside of the United States. Determination of the tax that might be paid on these undistributed earnings if eventually remitted is not practical.

Seaboard had a tax holiday in one foreign country in 2010, 2009 and 2008 which resulted in tax savings of approximately $3,434,000, $3,259,000 and $1,961,000, or $2.80, $2.63 and $1.58
per diluted earnings per common share for the years ended December 31, 2010, 2009 and 2008, respectively. The tax holiday expires in 2012.

Management believes Seaboard's future taxable income will be sufficient for full realization of the net deferred tax assets. The valuation allowance relates to the tax benefits from foreign net operating losses and capital losses. Management does not believe these benefits are more likely than not to be realized due to limitations imposed on the deduction of these losses. The increase of $2,043,000 in the valuations allowance for 2010 was primarily the result of an increase of foreign deferred tax assets partially offset by the realization of charitable contributions and capital loss carryovers. At December 31, 2010, Seaboard had foreign net operating loss carryforwards (NOLs) of approximately $61,473,000 a portion of which expire in varying amounts between 2011 and 2017, while others have indefinite expiration periods.

At December 31, 2010, Seaboard had state tax credit carryforwards of approximately $14,698,000 net of valuation allowance, all of which carryforward indefinitely.

Note 8

Notes Payable and Long-term Debt

Notes payable amounting to $78,729,000 and $81,262,000 at December 31, 2010 and 2009, respectively, consisted of obligations due banks on demand or based on Seaboard's ability and intent to repay within one year. At December 31, 2010, Seaboard had a committed bank line totaling $300,000,000, maturing July 10, 2013, and uncommitted bank lines totaling approximately $164,479,000 of which $127,479,000 of the uncommitted lines relate to foreign subsidiaries. At December 31, 2010, there were no borrowings outstanding under the committed line and borrowings outstanding under the uncommitted lines totaled $33,729,000, all related to foreign subsidiaries. The uncommitted borrowings outstanding at December 31, 2010 primarily represented $30,242,000 denominated in South African Rand. Also included in notes payable at December 31, 2010 was a term note of $45,000,000 denominated in U.S. dollars related to the Sugar segment in Argentina. The weighted average interest rates for outstanding notes payable were 5.79% and 6.07% at December 31, 2010 and 2009, respectively.

At December 31, 2010, Seaboard's borrowing capacity under its committed and uncommitted lines was reduced by letters of credit
(LCs) totaling $42,578,000, and $8,136,000, respectively, primarily including $26,385,000 of LCs for Seaboard's outstanding Industrial Development Revenue Bonds (IDRBs) and $20,221,000 related to insurance coverages.

The  notes payable to banks under the credit lines are unsecured.
The  lines  of  credit  do  not  require  compensating  balances.
Facility fees on these agreements are not material.

On September 17, 2010, Seaboard entered into a credit agreement for $114,000,000 at a fixed rate of 5.34% for the financing of a replacement power generating facility, which will operate in the Dominican Republic as discussed in Note 13. This credit facility has a term of ten years which will commence upon achievement of commercial operation which is expected to take place on or prior to April 24, 2012. The credit facility will mature no later than April 24, 2022 and is secured by the power generating facility. At December 31, 2010, $16,352,000 had been borrowed from this credit facility.

The following table is a summary of long-term debt at the end of each year:

                                                               December 31,
(Thousands of dollars)                                        2010     2009

Private placements:

 6.21% senior notes, due 2011 through 2012                    2,143    3,214

  6.92% senior notes, due 2012                               31,000   31,000

Industrial Development Revenue Bonds, floating rates
 (1.50% - 1.94% at December 31, 2010) due 2014 through 2027  41,800   41,800

Foreign subsidiary obligation, 5.34%, due 2012 through 2021  16,352        -

Foreign subsidiary obligations, 17.00%, repaid in 2010            -      688

Foreign subsidiary obligation, floating rate                    221      232

Capital lease obligations and other                           1,588    1,935

                                                             93,104   78,869

Current maturities of long-term debt                         (1,697)  (2,337)

 Long-term debt, less current maturities                    $91,407  $76,532

Of the 2010 foreign subsidiary obligations, $16,352,000 was payable in U.S. dollars, $221,000 was payable in Argentine pesos. Of the 2009 foreign subsidiary obligations, $688,000 was denominated in CFA francs, $232,000 was payable in Argentine pesos.

The terms of the note agreements pursuant to which the senior notes, IDRBs, bank debt and credit lines were issued require, among other terms, the maintenance of certain ratios and minimum net worth, the most restrictive of which requires consolidated funded debt not to exceed 50% of consolidated total capitalization; an adjusted leverage ratio of less than 3.5 to 1.0; requires the maintenance of consolidated tangible net worth, as defined, of not less than $1,150,000,000 plus 25% of cumulative consolidated net income beginning March 29, 2008; limits aggregate dividend payments to $10,000,000 plus 50% of consolidated net income less 100% of consolidated net losses beginning January 1, 2002 plus the aggregate amount of Net Proceeds of Capital Stock for such period ($645,864,000 as of December 31, 2010) or $15,000,000 per year under certain circumstances; limits the sum of subsidiary indebtedness and priority indebtedness to 10% of consolidated tangible net worth; and limits Seaboard's ability to acquire investments and sell assets under certain circumstances. Seaboard is in compliance with all restrictive debt covenants relating to these agreements as of December 31, 2010.

Annual  maturities of long-term debt at December 31, 2010 are  as follows:  $1,697,000 in 2011, $34,182,000 in 2012, $2,191,000  in
2013,  $9,588,000  in  2014, $1,635,000 in 2015  and  $43,811,000
thereafter.

Note 9

Derivatives and Fair Value of Financial Instruments

U.S. GAAP discusses several valuation techniques, such as the market approach (prices and other relevant information generated by market conditions involving identical or comparable assets or liabilities), the income approach (techniques to convert future amounts to single present amounts based on market expectations including present value techniques and option-pricing), and the cost approach (amount that would be required to replace the service capacity of an asset which is often referred to as replacement cost). U.S. GAAP utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

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

The following table shows assets and liabilities measured at fair value (derivatives exclude margin accounts) on a recurring basis as of December 31, 2010 and also the level within the fair value hierarchy used to measure each category of assets:

                                            Balance
                                          December 31,
(Thousands of dollars)                       2010    Level 1   Level 2  Level 3

  Assets:
Available-for-sale securities - short-term
 investments:
   Money market funds                      $110,164  $110,164   $     -    $  -
   Corporate bonds                           87,401         -    87,401       -
   Fixed income mutual funds                 60,302    60,302         -       -
   Fixed rate municipal notes and bonds      20,648         -    20,648       -
   U.S. Government agency securities         17,514         -    17,514       -
   U.S. Treasury securities                   7,148         -     7,148       -
   Asset backed debt securities               2,848         -     2,848       -
   Other                                      2,355         -     2,355       -
Trading securities- short term investments:
   High yield debt securities                20,783         -    20,783       -
   Other debt securities                      3,042         -     3,042       -
Trading securities - other current assets:
   Domestic equity securities                13,332    13,332         -       -
   Foreign equity securities                  8,157     4,131     4,026       -
   Fixed income mutual funds                  3,758     3,758         -       -
   Money market funds                         3,208     3,208         -       -
   U.S. Treasury securities                   2,732         -     2,732       -
   U.S. Government agency securities          1,371         -     1,371       -
   Other                                        183       157        26       -
Derivatives:
   Commodities                               15,966    15,9588        -       -
   Interest rate swaps                        1,410         -     1,410       -
   Foreign currencies                           120         -       120       -
   Total Assets                            $382,442  $211,010  $171,432    $  -
   Liabilities:
Derivatives:
   Commodities (1)                         $  9,170  $  9,170  $      -    $  -
   Interest rate swaps                        1,161         -     1,161       -
   Foreign currencies                        11,652         -    11,652       -
 Total Liabilities                         $ 21,983  $  9,170  $ 12,813    $  -
     (1) Excludes $5,163 of option proceeds resulting in a net liability of $4,007 as of December 31, 2010.

Financial instruments consisting of cash and cash equivalents, net receivables, notes payable, and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of the instruments.

The fair value of long-term debt is estimated by comparing interest rates for debt with similar terms and maturities. The amortized cost and estimated fair values of investments and long-term debt at December 31, 2010 and 2009 are presented below:

December 31,                          2010                        2009

(Thousands of dollars)   Amortized Cost  Fair Value  Amortized Cost  Fair Value

Short-term investments,
 available-for-sale        $ 307,015      $308,380      $372,770      $377,692
Short-term investments,
 trading debt securities      22,254        23,825        27,453        29,659
Long-term debt                93,104        96,438        78,869        82,415

While management believes its derivatives are primarily economic hedges of its firm purchase and sales contracts or anticipated sales contracts, Seaboard does not perform the extensive record-keeping required to account for these types of transactions as hedges for accounting purposes.

Commodity Instruments

Seaboard  uses  various  grain, meal,  hog  and  energy  resource related futures and options to manage its risk to price fluctuations for raw materials and other inventories, finished product sales and firm sales commitments. From time to time, Seaboard may enter into speculative derivative transactions not directly related to its raw material requirements. The nature of Seaboard's market risk exposure has not changed materially since December 31, 2009. Commodity derivatives are recorded at fair value with any changes in fair value being marked to market as a component of cost of sales on the Consolidated Statements of Earnings. Since these derivatives are not accounted for as hedges, fluctuations in the related commodity prices could have a material impact on earnings in any given period.

At December 31, 2010, Seaboard had open net derivative contracts to purchase 5,880,000 bushels of grain, 2,900 tons of soybean meal and 43,240,000 pounds of hogs and open net derivative contracts to sell 1,806,000 gallons of heating oil. At December 31, 2009, Seaboard had open net derivative contracts to sell 13,955,000 bushels of grain, 1,344,000 gallons of heating oil and 87,900 tons of soybean meal and open net derivative contracts to purchase 2,720,000 pounds of hogs. For the years ended December 31, 2010, 2009 and 2008 Seaboard recognized net realized and unrealized gains of $8,047,000 $7,047,000 and $36,156,000, respectively, related to commodity contracts, primarily included in cost of sales on the Consolidated Statements of Earnings.

Foreign currency exchange agreements

Seaboard enters into foreign currency exchange agreements to manage the foreign currency exchange rate risk with respect to certain transactions denominated in foreign currencies. Foreign exchange agreements that were primarily related to the underlying commodity transaction were recorded at fair value with changes in value marked to market as a component of cost of sales on the Consolidated Statements of Earnings. Foreign exchange agreements that were not related to an underlying commodity transaction were recorded at fair value with changes in value marked to market as a component of foreign currency gain (loss) on the Consolidated Statements of Earnings. Since these agreements are not accounted for as hedges, fluctuations in the related currency exchange rates could have a material impact on earnings in any given year.

At December 31, 2010, Seaboard had trading foreign exchange contracts to cover its firm sales and purchase commitments and related trade receivables and payables with notional amounts of $183,042,000 primarily related to the South African Rand.

At December 31, 2009, Seaboard had trading foreign exchange contracts to cover its firm sales and purchase commitments and related trade receivables and payables with notional amounts of $193,379,000 primarily related to the South African Rand and the Euro.

Forward Freight Agreements (FFAs)

From time to time the Commodity Trading and Milling segment enters into certain FFAs, viewed as taking long positions in the freight market as well as covering short freight sales, which may or may not result in actual losses when future trades are executed. At December 31, 2010 and 2009, there were no such agreements outstanding.

Interest Rate Exchange Agreements

In May 2010, Seaboard entered into three ten-year interest rate exchange agreements which involve the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to mitigate the effects of fluctuations in interest rates on variable rate debt. Seaboard pays a fixed rate and receives a variable rate of interest on three notional amounts of $25,000,000 each. In August 2010,

Seaboard entered into another ten-year interest rate exchange agreement with a notional amount of $25,000,000 that has terms similar to those for the other three interest rate exchange agreements referred to above. While Seaboard has certain variable rate debt, these interest rate exchange agreements do not qualify as hedges for accounting purposes. Accordingly, the changes in fair value of these agreements are recorded in Miscellaneous, net in the Consolidated Statement of Earnings.

In December 2008 and again in March 2009, Seaboard entered into ten-year interest rate exchange agreements with notional amounts of $25,000,000 each, with similar terms to agreements discussed above to mitigate the effects of fluctuations in interest rates. In June 2009, Seaboard terminated both interest rate exchange agreements and received payments of $3,981,000 to unwind these agreements.

Counterparty Credit Risk

Seaboard is subject to counterparty credit risk related to its foreign currency exchange agreements and interest rate swaps, should the counterparties fail to perform according to the terms of the contracts. Seaboard's foreign currency exchange agreements have a maximum amount of loss due to credit risk in the amount of $120,000 with two counterparties. Seaboard's interest rate swaps have a maximum amount of loss due to credit risk in the amount of $1,410,000 with one counterparty. Seaboard does not hold any collateral related to these agreements.

The  following  table  provides the  amount  of  gain  or  (loss)
recognized  for  each  type  of  derivative  and  where  it   was
recognized in the Consolidated Statement of Earnings for the year ended December 31, 2010 and 2009:

(Thousands of dollars)

                               2010                         2009
                     Location of Gain or (Loss)  Amount of Gain or (Loss)
                     Recognized in Income on     Recognized in Income on
                            Derivatives                Derivatives

Commodities          Cost of sales-products      $   8,047   $   7,047
Foreign currencies   Cost of sales-products        (18,538)    (27,676)
Foreign currencies   Foreign currency               (1,580)     (1,980)
Interest rate        Miscellaneous, net             (1,309)      5,312

The following table provides the fair value of each type of derivative held as of December 31, 2010 and 2009 and where each derivative is included on the Consolidated Balance Sheets:


(Thousands of dollars)          Asset Derivatives                      Liability Derivatives
                                         2010     2009                               2010      2009
                        Balance                               Balance
                         Sheet               Fair              Sheet                       Fair
                        Location            Value            Location                     Value
Commodities        Other current assets $15,966 $4,610  Other current liabilities  $ 9,170 (1) $2,288
Foreign currencies Other current assets     120    430  Other current liabilities   11,652      5,943
Interest rate      Other current assets   1,410      -  Other current liabilities    1,161          -

     (1)Excludes $5,163 of option proceeds resulting in a net liability of $4,007 as of December 31, 2010.


Note 10

Employee Benefits

Seaboard maintains a defined benefit pension plan for its domestic salaried and clerical employees and, effective January 1, 2010, split a portion of employees from this plan into a new defined benefit plan with identical benefits. Both plans are collectively referred to below as "the Plans." The Plans generally provides eligibility for participation after one year of service upon attaining the age of 21. Benefits are generally based upon the number of years of service and a percentage of final average pay.

Seaboard has historically based pension contributions on minimum funding standards to avoid the Pension Benefit Guaranty Corporation variable rate premiums established by the Employee Retirement Income Security Act of 1974. However, in July 2009, Seaboard made a deductible contribution of $14,615,000 for the 2008 plan year as a result of the significant investment losses incurred in the defined benefit pension plan during the fourth quarter of 2008. Management did not make any contributions in 2010 and currently does not plan on making any contributions to the Plans in 2011.

As part of the split of the defined benefit pension plan discussed above, on January 1, 2010 Seaboard implemented a new investment policy for each of the two separate plans. The difference in target allocation percentages are based on one plan having more current retirees and thus a more conservative portfolio versus the other plan which can assume greater risk as it will have a longer investment time horizon. Assets are invested in the Plans to achieve a diversified overall portfolio consisting primarily of individual stocks, money market funds, collective investment funds, bonds and mutual funds. Seaboard is willing to accept a moderate level of risk to potentially achieve higher investment returns. The overall portfolios are evaluated relative to customized benchmarks. The investment strategy provides investment managers' discretion and is periodically reviewed by management for adherence to policy and performance against benchmarks. Seaboard's asset allocation targets and actual investment composition within the Plans were as follows:

                                    Actual Composition of Plans at December 31,
                            Target Allocations     2010          2009

Domestic Large Cap Equity        29-40%            31-42%         29%

Domestic Small and Mid Cap
 Equity                           7-10%            12-14%         12%

International Equity             11-16%            11-15%          9%

Fixed Income                     25-42%            22-39%         31%

Alternative investments           6-8%              4-5%           -

Cash and cash equivalents         1-5%              2-3%          19%

As described in Note 9 to the Consolidated Financial Statements, U.S. GAAP utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following table shows the Plans' assets measured at estimated fair value as of December 31, 2010 and also the level within the fair value hierarchy used to measure each category of assets:

                                 Balance
                               December 31,
(Thousands of dollars)             2010      Level 1  Level 2  Level 3

  Assets:
   Domestic equity securities    $27,411     $27,411  $     -  $     -
   Corporate bonds                19,570           -   19,570        -
   Collective investment funds    12,889           -   12,889        -
   Foreign equity securities       7,410       7,410        -        -
   Fixed income mutual funds       6,073       6,073        -        -
   Money market funds              5,337       5,337        -        -
   U.S. Treasury STRIPS            3,135           -    3,135        -
   Exchange traded funds-equity    3,012       3,012        -        -
   Mutual funds-equities           2,892       2,892        -        -
   Real estate mutual fund         2,042       2,042        -        -
   Exchange traded funds-fixed
    income                         1,787       1,787        -        -
   Municipal bonds                 1,713           -    1,713        -
   Other                             367         204      163        -
   Total Assets                  $93,638     $56,168  $37,470  $     -

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

Assumptions used in determining pension information  for  all  of the above plans were:
                                                  Years ended December 31,
                                                2010        2009       2008
Weighted-average assumptions

 Discount rate used to determine
  obligations                                4.45-5.65%  5.25-6.25%    6.25%

 Discount rate used to determine net
  periodic benefit cost                      5.25-6.25%     6.25%      6.50%

 Expected return on plan assets              7.25-7.75%     7.50%      7.50%

 Long-term rate of increase in compensation
  levels                                     4.00-5.00%  4.00-5.00%  4.00-5.00%

Management selected the discount rate based on a model-based result where the timing and amount of cash flows approximates the estimated payouts. The expected returns on the Plans' assets assumption are based on the weighted average of asset class expected returns that are consistent with historical returns. The assumed rate selected was based on model-based results that reflect the Plans' asset allocation and related long-term projected returns. The measurement date for all plans is December 31. The unrecognized net actuarial losses are generally amortized over the average remaining working lifetime of the active participants for all of these plans.

The changes in the plans' benefit obligations and fair value of assets for the Plans, supplemental executive plans and retirement agreements for the years ended December 31, 2010 and 2009, and a statement of the funded status as of December 31, 2010 and 2009 were as follows:

December 31,
                                    2010                        2009

                        Assets exceed  Accumulated   Assets exceed  Accumulated
                         accumulated    benefits      accumulated    benefits
(Thousands of dollars)     benefits   exceed assets    benefits   exceed assets

Reconciliation of benefit
 obligation:
 Benefit obligation at
  beginning of year        $     -      $147,915         $72,627      $ 60,287
 Service cost                1,370         4,997           2,925         3,115
 Interest cost               3,258         5,454           4,572         3,611
 Actuarial losses            4,896        10,013           4,669         1,188
 Benefits paid              (2,563)       (2,317)         (2,504)       (3,790)
 Plan split                 55,648       (55,648)              -             -
 Plan amendments-                -             -               -         1,215
  Benefit obligation at
  end of year             $ 62,609      $110,414         $82,289      $ 65,626
Reconciliation of fair
 value of plan assets:
 Fair value of plan assets
  at beginning of year    $      -      $ 84,829         $58,321      $      -
 Actual return on plan
  assets                     7,106         4,513          14,397             -
 Employer contributions          -         2,070          14,615         3,790
 Benefits paid              (2,563)       (2,317)         (2,504)       (3,790)
 Plan split                 59,152       (59,152)              -             -
 Fair value of plan assets
  at end of year          $ 63,695      $ 29,943         $84,829      $      -
Funded status             $  1,086      $(80,471)        $ 2,540      $(65,626)

The net funded status of the Plans was $(2,713,000) and $2,540,000 at December 31, 2010 and 2009, respectively. The accumulated benefit obligation for the Plans was $83,727,000 and $74,666,000 and for the other plans was $56,120,000 and $45,381,000 at December 31, 2010 and 2009, respectively. Expected future net benefit payments for all plans during each of the next five years and in aggregate for the five year period beginning with the sixth year are as follows: $6,724,000, $5,355,000, $5,931,000, $6,424,000, $8,653,000, and $56,459,000,
respectively.

The amounts not reflected in net periodic benefit cost and included in accumulated other comprehensive income (AOCI) before taxes at December 31, 2010 and 2009 were as follows:

(Thousands of dollars)                          2010      2009

Accumulated loss, net of gain               $ (54,752) $(48,346)
Prior service cost, net of credit              (7,280)   (8,209)
Transitional obligation                           (16)      (32)
Total Accumulated Other Comprehensive Income $(62,048) $(56,587)

The net periodic benefit cost of these plans was as follows:

                                         Years ended December 31,
(Thousands of dollars)                    2010     2009      2008

Components of net periodic benefit cost:
 Service cost
                                        $ 6,367  $ 6,040  $  5,199
 Interest cost                            8,712    8,183     7,510
 Expected return on plan assets          (6,218)  (4,761)   (6,029)
 Amortization and other                   4,046    5,017     1,582
 Net periodic benefit cost              $12,907  $14,479  $  8,262

The accumulated unrecognized losses for 2008 in the Plan as of December 31, 2008 exceeded the 10% deferral threshold as permitted under U.S. GAAP as a result of the significant investment losses incurred during 2008. Accordingly, Seaboard's pension expense for the Plan increased by approximately $3,140,000 for 2009 compared to 2008 as a result of loss amortization. In addition, pension expense for the Plan increased an additional $1,725,000 for 2009 as compared to 2008 as a result of reduced expected return on assets, from the decline of assets in the Plan during 2008, partially offset by approximately $457,000 in expected earnings from the 2009 contribution discussed above.

The amounts in AOCI expected to be recognized as components of net periodic benefit cost in 2011 are as follows:

(Thousands of dollars)                                     2011

Accumulated loss, net of gain                            $3,216
Prior service cost, net of credit                           929
Transition obligation                                        16
 Estimated net periodic benefit cost                     $4,161

Seaboard participates in a multi-employer pension fund, which covers certain union employees under a collective bargaining agreement. Seaboard is required to make contributions to this plan in amounts established under the collective bargaining agreement. Contribution expense for this plan was $528,000, $509,000, and $498,000 for the years ended December 31, 2010, 2009 and 2008, respectively. The applicable portion of the total plan benefits and net assets of this plan is not separately identifiable although Seaboard has received notice the pension fund was under funded. Seaboard could, under certain circumstances, be liable for unfunded vested benefits or other expenses of this jointly administered union plan. Seaboard has not established any liabilities for potential future withdrawal as such withdrawal from this plan is not probable.

Seaboard maintains a defined contribution plan covering most of its domestic salaried and clerical employees. In 2010, Seaboard contributed to this plan an amount equal to 50% of employee contributions up to a maximum of 6% of employee compensation. In 2009 and 2008, Seaboard contributed to this plan an amount equal to 100% of employee contributions up to a maximum of 3% of employee compensation. Employee vesting is based upon years of service with 20% vested after one year of service and an additional 20% vesting with each additional complete year of service. Contribution expense for this plan was $1,826,000, $1,868,000 and $1,812,000 for the years ended December 31, 2010,
2009 and 2008, respectively. In addition, Seaboard maintains a defined contribution plan covering most of its hourly, non-union employees and two defined contribution plans covering most of Daily's employees. Contribution expense for these plans was $1,455,000, $1,378,000 and $1,038,000 for the years ended
December 31, 2010, 2009 and 2008, respectively.

Beginning in 2006, Seaboard established a deferred compensation plan which allows certain employees to reduce their compensation in exchange for values in four investments. Seaboard also has an Investment Option Plan which allowed certain employees to reduce their compensation in exchange for an option to acquire interests measured by reference to three investments. However, as a result of U.S. tax legislation passed in 2004, reductions to compensation earned after 2004 are no longer allowed under the Investment Option Plan. The exercise price for each investment option was established based upon the fair market value of the underlying investment on the date of grant. Under both plans, Seaboard contributes 3% of the employees reduced compensation. Seaboard's expense (income) for these two deferred compensation plans, which primarily includes amounts related to the change in fair value of the underlying investment accounts, was $4,267,000, $4,340,000 and $(9,539,000) for the years ended
December 31, 2010, 2009 and 2008, respectively. Included in other liabilities at December 31, 2010 and 2009 are $28,444,000 and $22,430,000, respectively, representing the market value of the payable to the employees upon distribution or exercise for each plan. In conjunction with these plans, Seaboard purchased the specified number of units of the employee-designated investment plus the applicable option price for the Investment Option Plan. These investments are treated as trading securities and are stated at their fair market values. Accordingly, as of December 31, 2010 and 2009, $32,739,000 and $26,729,000,
respectively, were included in other current assets on the Consolidated Balance Sheets. Investment income (loss) related to the mark-to-market of these investments for 2010, 2009, and 2008 totaled $4,203,000, $4,253,000 and $(9,618,000), respectively.

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

Contingent Obligations

Certain  of  the  non-consolidated  affiliates  and  third  party contractors who perform services for Seaboard have bank debt supporting their underlying operations. From time to time, Seaboard will provide guarantees of that debt allowing a lower borrowing rate or facilitating third party financing in order to further business objectives. Seaboard does not issue guarantees of third parties for compensation. As of December 31, 2010, Seaboard had guarantees outstanding to two third parties with a total maximum exposure of $1,354,000. Seaboard has not accrued a liability for any of the third party or affiliate guarantees as management considers the likelihood of loss to be remote.

As of December 31, 2010, Seaboard had outstanding letters of credit (LCs) with various banks which reduced its borrowing capacity under its committed and uncommitted credit facilities as discussed in Note 8 by $42,578,000 and $8,136,000, respectively. Included in these amounts are LCs totaling $26,385,000, which support the IDRBs included as long-term debt and $20,221,000 of LCs related to insurance coverage.

Commitments

As of December 31, 2010 Seaboard had various firm noncancelable purchase commitments and commitments under other agreements, arrangements and operating leases as described in the table below:

Purchase commitments                    Years ended December 31,
(Thousands of dollars)          2011     2012    2013    2014   2015 Thereafter

Hog procurement contracts    $182,705 $ 23,638 $20,542 $ 5,065 $     - $      -

Grain and feed ingredients    164,437    2,850     218       -       -        -

Grain purchase contracts for
 resale                       212,501        -       -       -       -        -

Construction of new power
 barge                         69,956    9,613       -       -       -        -

Fuel purchase contract         24,045   17,504       -       -       -        -

Equipment purchases
  and facility improvements    20,844        -       -       -       -        -

Other purchase commitments     15,330   10,008   2,597      71      34      195

Total firm purchase
 commitments                  689,818   63,613  23,357   5,136      34      195

Vessel, time and voyage-
 charter arrangements          68,911   31,568  28,096  12,984  10,585   68,745

Contract grower finishing
 agreements                    11,473   10,372   9,710   9,052   8,609   24,777

Other operating lease
 payments                      17,572   15,413  14,031  13,155  12,739  200,187

Total unrecognized firm
 commitments                 $787,774 $120,966 $75,194 $40,327 $31,967 $293,904

Seaboard has contracted with third parties for the purchase of live hogs to process at its pork processing plant and has entered into grain and feed ingredient purchase contracts to support its live hog operations. The commitment amounts included in the table are based on projected market prices as of December 31, 2010. During 2010, 2009 and 2008, this segment paid $183,982,000, $163,047,000 and $155,400,000, respectively for live hogs purchased under committed contracts.

The Commodity Trading and Milling segment enters into grain purchase contracts and ocean freight contracts, primarily to support firm sales commitments. These contracts are valued based on projected commodity prices as of December 31, 2010. This segment also has short-term freight contracts in place for delivery of future grain sales.

The Marine segment enters into contracts to time-charter vessels for use in its operations. These contracts range from short-term time-charters for a few months and long-term commitments ranging from one to ten years. This segment's charter hire expenses during 2010, 2009 and 2008 totaled $57,606,000, $82,728,000 and
$115,877,000, respectively.

To support the operations of the Pork segment, Seaboard has contract grower finishing agreements in place with farmers to raise a portion of Seaboard's hogs according to Seaboard's specifications under long-term service agreements. Under the terms of the agreements, additional payments would be required if the grower achieves certain performance standards. The contract grower finishing obligations shown above do not reflect these incentive payments which, given current operating performance, total approximately $1,500,000 per year. In the event the farmer is unable to perform at an acceptable level, Seaboard has the right to terminate the contract. During the years ended 2010, 2009 and 2008, Seaboard paid $13,752,000, $13,703,000 and
$13,389,000,   respectively,  under  contract  grower   finishing
agreements.

Seaboard also leases various facilities and equipment under noncancelable operating lease agreements including a terminal operations agreement at the Port of Miami which runs through 2028. Rental expense for operating leases amounted to $24,835,000, $26,404,000 and $23,147,000 in 2010, 2009 and 2008,
respectively.

The Power segment entered into a liquid natural gas contract for part of 2011 and 2012 related to the new power barge.

Note 12

Stockholders' Equity and Accumulated Other Comprehensive Loss

On November 6, 2009, the Board of Directors authorized Seaboard to repurchase from time to time prior to October 31, 2011 up to $100 million market value of its Common Stock in open market or privately negotiated purchases which may be above or below the traded market price. Such purchases may be made by Seaboard or Seaboard may from time to time enter into a 10b5-1 plan authorizing a third party to make such purchases on behalf of Seaboard. The stock repurchase will be funded by cash on hand. Any shares repurchased will be retired and shall resume the status of authorized and unissued shares. Any stock repurchases will be made in compliance with applicable legal requirements and the timing of the repurchases and the number of shares to be repurchased at any given time may depend on market conditions, Securities and Exchange Commission regulations and other factors. The Board's stock repurchase authorization does not obligate
Seaboard to acquire a specific amount of common stock and the stock repurchase program may be suspended at any time at Seaboard's discretion. As of December 31, 2010, $70,006,000 remains available for repurchase under this program. Previously, shares were repurchased from time to time under authorization from the Board of Directors on August 7, 2007 through August 31, 2009.

Seaboard used cash to repurchase 20,879 shares of common stock at a total price of $29,994,000 in 2010, 3,668 shares of common stock at a total price of $3,370,000 in 2009 and 3,852 shares of common stock at a total price of $5,012,000 in 2008.

The components of accumulated other comprehensive loss, net of related taxes, are summarized as follows:

                                                    Years ended December 31,
(Thousands of dollars)                            2010       2009        2008

Cumulative foreign currency translation
 adjustment                                   $ (81,280) $ (77,576)  $ (68,211)
Unrealized gain on investments                      445      2,579       1,781
Unrecognized pension cost                       (43,072)   (39,789)    (45,273)

   Accumulated other comprehensive loss       $(123,907) $(114,786)  $(111,703)


The foreign currency translation adjustment primarily represents the effect of the Argentine peso currency exchange fluctuation on the net assets of the Sugar segment. When the Argentine government lifted the one to one parity of the peso to the U.S. dollar at the end of 2001, the peso lost significant value against the dollar. At December 31, 2010, the Sugar segment had $187,305,000 in net assets denominated in Argentine pesos and $41,576,000 in net liabilities denominated in U.S. dollars in Argentina.

With the exception of the provision related to the foreign currency translation gains and losses discussed above, which are taxed at a 35% rate, income taxes for components of accumulated other comprehensive loss were recorded using a 39% effective tax rate. For 2010 and 2009, the unrecognized pension cost includes $13,231,000 and $12,740,000, respectively, related to employees at certain subsidiaries for which no tax benefit has been recorded.

Stockholders approved an amendment to decrease the number of authorized shares of common stock from 4,000,000 shares to 1,250,000 shares at the annual meeting on April 27, 2009.

Note 13

Segment Information

Seaboard Corporation had six reportable segments through December 31, 2010: Pork, Commodity Trading and Milling, Marine, Sugar, Power and Turkey, each offering a specific product or service. Seaboard's reporting segments are based on information used by Seaboard's Chief Executive Officer in his capacity as chief operating decision maker to determine allocation of resources and assess performance. Each of the six main segments is separately managed and each was started or acquired independent of the other segments. The Pork segment produces and sells fresh and frozen pork products to further processors, foodservice operators, grocery stores, distributors and retail outlets throughout the United States, and to Japan, Mexico and certain other foreign markets. The Commodity Trading and Milling segment internationally markets wheat, corn, soybean meal, rice and other similar commodities in bulk to third party customers and to non-consolidated affiliates. This segment also operates flour, maize and feed mills in foreign countries. The Marine segment, based in Miami, Florida, provides containerized cargo shipping services between the United States, the Caribbean Basin, and Central and South America. The Sugar segment produces and processes sugar and alcohol in Argentina primarily to be marketed locally. The Power segment operates as an unregulated independent power producer in the Dominican Republic generating power from a system of diesel engines mounted on two barges. The Turkey segment, accounted for using the equity method basis, is a vertically integrated producer, processor and marketer of branded and non-branded turkeys and other turkey products. Total assets for the Turkey segment represents Seaboard's investment in and notes receivable from this affiliate. Revenues for the All Other segment are primarily derived from the jalapeno pepper processing operations.

The Pork segment derives approximately 11% percent of its revenues from a few customers in Japan through one agent.
Substantially all of its hourly employees at its Guymon processing plant are covered by a collective bargaining agreement. The Pork segment incurred an impairment charge of $7,000,000 related to the Daily's trade name in the fourth quarter of 2008 (see Note 6 for further discussion). As of December 31, 2010, the Pork segment's ham-boning and processing plant in Mexico had a net book value of $9,994,000. See Note 5 for discussion of the potential for future impairment of this plant.

The Commodity Trading and Milling segment derives a significant portion of its operating income from sales to a non-consolidated affiliate and also derives a significant portion of its income from affiliates from this same affiliate. During the third quarter of 2010, Seaboard acquired a majority interest in a commodity origination, storage and processing business in Canada for approximately $6,747,000, including $1,169,000 of cash acquired, subject to final working capital adjustments. This transaction was accounted for using the purchase method and would not have significantly affected net earnings or earnings per share on a pro forma basis.

Prior to the first quarter of 2009, the Sugar segment was named Sugar and Citrus reflecting the citrus and related juice operations of this business. During the first quarter of 2009, management reviewed its strategic options for the citrus business in light of a continually difficult operating environment. In March 2009, management decided not to process, package or market the 2009 harvest for the citrus and related juice operations. As a result, during the first quarter of 2009, a charge to earnings primarily in cost of sales of $2,803,000 was recorded primarily to write-down the value of related citrus and juice inventories to net realizable value, considering such remaining inventory will not be marketed similar to prior years but instead liquidated. In the second quarter of 2009, management decided to integrate and transform the land previously used for citrus production into sugar cane production and thus incurred an additional charge to earnings primarily in cost of sales of approximately $2,497,000 during the second quarter of 2009 in connection with this change in business. The remaining fixed assets from the citrus operations, primarily buildings and equipment, have either been sold under long-term agreements or integrated into the sugar business. However, since such sale agreements are long-term and collectibility of the sales price is not reasonably assured, the sale is being recognized under the cost recovery method and thus the gain on sale, which is not material, will not be recognized until proceeds collected exceed the net book value of the assets sold.

The Power segment sells approximately 34% of its power generation to a government-owned distribution company under a short-term contract that expires around the end of the first quarter in 2011 for which Seaboard bears a concentrated credit risk as this customer, from time to time, has significant past due balances. In May 2009, Seaboard received sovereign government bonds of the Dominican Republic with a par value of $20,000,000 denominated in U.S. dollars, with an 8% tax free coupon rate, to satisfy the same amount of outstanding billings from this customer that Seaboard had classified as long-term. During the fourth quarter of 2009, Seaboard sold a portion of these bonds with par value of $9,700,000 resulting in an immaterial loss. The remaining $10,300,000 par value of bonds was classified as available-for-sale short term investments on the Consolidated Balance Sheet as of December 31, 2009. During January and February 2010, Seaboard sold the remaining bonds resulting in an immaterial loss.

On March 2, 2009, an agreement became effective under which Seaboard will sell its two floating power generating facilities in the Dominican Republic for $70,000,000, which will use such barges for private use. The sale is anticipated to be closed during the second quarter in 2011. During March 2009, $15,000,000 was paid to Seaboard (recorded as deferred revenue as of December 31, 2010) and the $55,000,000 balance of the purchase price was paid into escrow and will be paid to Seaboard at the closing of the sale. The net book value of the two barges was $20,090,000 as of December 31, 2010 and is classified as held for sale in other current assets. Seaboard ceased depreciation on January 1, 2010 for these two barges but will continue to operate these two barges until a few weeks prior to the closing date of the sale. Seaboard will recognize a gain on sale of assets of approximately $50,000,000 in operating income at the closing of the sale in 2011. Seaboard will be responsible for the wind down and decommissioning costs of the barges. Closing of the sale is dependent upon several issues, including meeting certain baseline performance and emission tests. Failure to satisfy or cure any deficiencies could result in the agreement being terminated and the sale abandoned. Seaboard could be responsible to pay liquidated damages of up to approximately $15,000,000 should it fail to perform its obligations under the agreement, after expiration of applicable cure and grace periods. Seaboard retained all other physical properties of this business and is currently building a replacement 106 megawatt floating power generating facility for use in the Dominican Republic for approximately 83,573,000 Euros (approximately US $107,650,000)
plus additional project costs for a total of approximately $125,000,000. Operations are anticipated to begin by the end of 2011 or early 2012, resulting in lower sales during 2011 for this segment.

The following tables set forth specific financial information about each segment as reviewed by management, except for the
Turkey segment information discussed in Note 4 to the Consolidated Financial Statements. Operating income for segment reporting is prepared on the same basis as that used for consolidated operating income. Operating income, along with income from affiliates for the Commodity Trading and Milling segment, is used as the measure of evaluating segment performance because management does not consider interest and income tax expense on a segment basis.

Sales to External Customers:

                                           Years ended December 31,
(Thousands of dollars)              2010            2009            2008

Pork                            $1,388,265      $1,065,338      $1,125,969
Commodity Trading and Milling    1,808,948       1,531,572       1,897,374
Marine                             853,565         737,629         958,027
Sugar                              195,993         142,966         142,148
Power                              124,034         107,074         129,430
All Other                           14,897          16,729          14,856
   Segment/Consolidated Totals  $4,385,702      $3,601,308      $4,267,804

Operating Income:

                                            Years ended December 31,
(Thousands of dollars)              2010             2009            2008

Pork                            $  213,325      $  (15,025)     $  (45,934)
Commodity Trading and Milling       34,432          24,839          96,517
Marine                              47,612          24,113          62,365
Sugar                               31,741            (851)          3,690
Power                               13,424           8,172           7,845
All Other                              832           1,498           1,033
   Segment Totals                  341,366          42,746         125,516
Corporate                          (20,300)        (19,023)         (3,707)
   Consolidated Totals          $  321,066      $   23,723      $  121,809


Income from Affiliates:

                                            Years ended December 31,
(Thousands of dollars)              2010              2009           2008

Commodity Trading and Milling   $   20,983      $   19,128      $   12,629
Sugar                                  980           1,030             455
Turkey                                (998)              -               -
   Segment/Consolidated Totals  $   20,965      $   20,158      $   13,084

Depreciation and Amortization:

                                            Years ended December 31,
(Thousands of dollars)              2010               2009          2008

Pork                            $   50,813      $   53,182      $   53,288
Commodity Trading and Milling        5,165           4,681           4,509
Marine                              22,743          21,772          19,994
Sugar                                7,180           7,732           8,030
Power                                  204           3,783           3,926
All Other                              428             431             415
   Segment Totals                   86,533          91,581          90,162
Corporate                              269             260             219
   Consolidated Totals          $   86,802      $   91,841      $   90,381

Total Assets:

                                                        December 31,
(Thousands of dollars)                              2010            2009

Pork                                            $  761,490      $  774,718
Commodity Trading and Milling                      686,379         521,618
Marine                                             246,902         236,382
Sugar                                              223,223         205,155
Power                                               91,739          75,348
Turkey                                             277,778               -
All Other                                            6,332           8,988
   Segment Totals                                2,293,843       1,822,209
Corporate                                          440,243         514,924
   Consolidated Totals                          $2,734,086      $2,337,133

Investment in and Advances to Affiliates:

                                                        December 31,
(Thousands of dollars)                              2010            2009

Commodity Trading and Milling                   $  140,696      $   79,883
Sugar                                                2,957           2,349
Turkey                                             187,669               -
   Segment/Consolidated Totals                  $  331,322      $   82,232

Capital Expenditures:

                                               Years ended December 31,
(Thousands of dollars)                   2010           2009            2008

Pork                                  $  9,568        $15,188        $ 52,649
Commodity Trading and Milling            2,390          2,650           4,333
Marine                                  28,411         14,697          46,309
Sugar                                   30,620         21,603          30,964
Power                                   31,709             39              53
All Other                                  362             87             311
   Segment Totals                      103,060         54,264         134,619
Corporate                                  276             12              15
   Consolidated Totals                $103,336        $54,276        $134,634

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

Geographic Information

Seaboard had sales in South Africa totaling $420,277,000, $292,547,000 and $437,362,000 for the years ended December 31, 2010, 2009 and 2008, respectively, representing approximately 10%, 8% and 10% of total sales for each respective year. No other individual foreign country accounted for 10% or more of sales to external customers.

The following table provides a geographic summary of net sales based on the location of product delivery:

                                               Years ended December 31,
(Thousands of dollars)                      2010        2009        2008

Caribbean, Central and South America    $1,702,823  $1,406,749  $1,726,789
United States                            1,079,316     855,412     924,470
Africa                                   1,061,221     969,324   1,269,505
Canada/Mexico                              245,935     146,601     143,665
Pacific Basin and Far East                 198,100     165,721     162,122
Eastern Mediterranean                       78,380      14,964      23,719
Europe                                      19,927      42,537      17,534
 Totals                                 $4,385,702  $3,601,308  $4,267,804

The following table provides a geographic summary of Seaboard's long-lived assets according to their physical location and primary port for the vessels:

                                                   December 31,
(Thousands of dollars)                           2010        2009

United States                                 $ 511,908   $ 547,111
Argentina                                       105,298      87,712
Dominican Republic                               56,928      26,239
All other                                        49,197      53,559
 Totals                                       $ 723,331   $ 714,621

At December 31, 2010 and 2009, Seaboard had approximately $183,163,000 and $134,261,000, respectively, of foreign receivables, excluding receivables due from affiliates, which generally represent more of a collection risk than the domestic receivables. Management believes its allowance for doubtful accounts is adequate.

                      Stockholder Information

Board of Directors
_______________________________________________________________________________

Steven J. Bresky                        Joseph E. Rodrigues
Director and Chairman of the            Director
Board                                   Retired, former Executive Vice
President and Chief Executive           President and Treasurer of Seaboard
Officer of Seaboard
                                        Edward I. Shifman, Jr.
David A. Adamsen                        Director and Audit Committee Member
Director and Audit Committee            Retired, former Managing Director and
Member                                  Executive Vice President of
Former Vice President -                 Wachovia Capital Finance
Wholesale Sales,
C&S Wholesale Grocers

Douglas W. Baena
Director and Audit Committee
Chair
Self-employed, engaging in
facilitation of equipment
leasing financings and
consulting


Officers
_______________________________________________________________________________

Steven J. Bresky                  David S. Oswalt
President and Chief Executive     Vice President, Taxation and
Officer                           Business Development

Robert L. Steer                   David H. Rankin
Senior Vice President, Chief      Vice President
Financial Officer
                                  Ty A. Tywater
David M. Becker                   Vice President, Audit Services
Vice President, General Counsel
and Secretary                     John A. Virgo
                                  Vice President, Corporate
Barry E. Gum                      Controller and Chief Accounting
Vice President, Finance and       Officer
Treasurer
                                  Zachery J. Holden
James L. Gutsch                   Assistant Secretary
Vice President, Engineering
                                  Adriana N. Hoskins
Ralph L. Moss                     Assistant Treasurer
Vice President, Governmental
Affairs

Chief Executive Officers of Principal Seaboard Operations
_______________________________________________________________________________

Rodney K. Brenneman                Hugo D. Rossi
Pork                               Sugar

David M. Dannov                    Armando G. Rodriguez
Commodity Trading and Milling      Power

Edward A. Gonzalez
Marine

Stock Transfer Agent and           Availability of Form 10-K Report
Registrar of Stock                 ____________________________________________
________________________________
                                   Seaboard files its  Annual  Report  on  Form
BNY Mellon                         10-K  with   the   Securities  and  Exchange
P.O. Box 3580160                   Commission.   Copies  of  the  Form 10-K for
Pittsburgh, PA 15252-8010          fiscal 2010  are  available  without  charge
(866) 351-3330                     by   writing   Seaboard   Corporation,  9000
                                   West  67th  Street,  Merriam,  Kansas 66202,
Auditors                           Attention:  Shareholder  Relations   or  via
________________________________   the Internet at. http://www.seaboardcorp.
                                   com/investor-sec.aspx
KPMG LLP                           Seaboard provides access to its most  recent
1000 Walnut, Suite 1000            Form 10-K,  10-Q  and  8-K  reports  on  its
Kansas City, Missouri 64106        Internet  website,  free  of charge, as soon
                                   as  reasonably   practicable   after   those
Stock Listing                      reports are electronically  filed  with  the
________________________________   Securities and Exchange Commission.

Seaboard's  common  stock   is
traded   on   the  NYSE   Amex
Equities under the symbol SEB.
Seaboard  had 177 shareholders
of  record of its common stock
as of February 4, 2011.