Form 10-K, Exhibit 13
period 2011-12-31
SEABOARD CORP /DE/
filed 2012-02-28
CIK 88121

Exhibit 13

2011 Annual Report

SEABOARD CORPORATION

Description of Business

Seaboard Corporation is a diversified international agribusiness and transportation company. In the United States, Seaboard is primarily engaged in pork production and processing and ocean transportation. Overseas, Seaboard is primarily engaged in commodity merchandising, grain processing, sugar production and electric power generation. Seaboard also has an interest in turkey operations in the United States.

Table of Contents

Letter to Stockholders	2
Principal Locations	5
Division Summaries	6
Summary of Selected Financial Data	8
Company Performance Graph	9
Quarterly Financial Data (unaudited)	10
Management’s Discussion & Analysis of Financial Condition and Results of Operations	11
Management’s Responsibility for Consolidated Financial Statements	25
Management’s Report on Internal Control over Financial Reporting	25
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements	26
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	27
Consolidated Statements of Earnings	28
Consolidated Balance Sheets	29
Consolidated Statements of Cash Flows	30
Consolidated Statements of Changes in Equity	31
Notes to Consolidated Financial Statements	32
Stockholder Information	59

This report, including information included or incorporated by reference in this report, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Seaboard Corporation and its subsidiaries (Seaboard). Forward-looking statements generally may be identified as statements that are not historical in nature and statements preceded by, followed by or that include the words: “believes,” “expects,” “may,” “will,” “should,” “could,” “anticipates,” “estimates,” “intends,” or similar expressions. In more specific terms, forward-looking statements, include, without limitation: statements concerning the projection of revenues, income or loss, capital expenditures, capital structure or other financial items, including the impact of mark-to-market accounting on operating income; statements regarding the plans and objectives of management for future operations; statements of future economic performance; statements regarding the intent, belief or current expectations of Seaboard and its management with respect to: (i) Seaboard’s ability to obtain adequate financing and liquidity; (ii) the price of feed stocks and other materials used by Seaboard; (iii) the sales price or market conditions for pork, grains, sugar, turkey and other products and services; (iv) the recorded tax effects under certain circumstances; (v) the volume of business and working capital requirements associated with the competitive trading environment for the Commodity Trading and Milling segment; (vi) the charter hire rates and fuel prices for vessels; (vii) the fuel costs and related spot market prices in the Dominican Republic; (viii) the effect of the fluctuation in foreign currency exchange rates; (ix) the profitability or sales volume of any of Seaboard’s segments; (x) the anticipated costs and completion timetable for Seaboard’s scheduled capital improvements, acquisitions and dispositions; or (xi) other trends affecting Seaboard’s financial condition or results of operations, and statements of the assumptions underlying or relating to any of the foregoing statements.

This list of forward-looking statements is not exclusive. Seaboard undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changes in assumptions or otherwise. Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. Actual results may differ materially from those contemplated by the forward-looking statements due to a variety of factors. The information contained in this report, including, without limitation, the information under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Letter to Stockholders” identifies important factors which could cause such differences.

SEABOARD CORPORATION

Letter to Stockholders

Letter to Stockholders is intentionally omitted from Exhibit 13 and will be included in printed Annual Report.

SEABOARD CORPORATION

Letter to Stockholders

Letter to Stockholders is intentionally omitted from Exhibit 13 and will be included in printed Annual Report.

SEABOARD CORPORATION

Letter to Stockholders

Letter to Stockholders is intentionally omitted from Exhibit 13 and will be included in printed Annual Report.

SEABOARD CORPORATION

Principal Locations

Corporate Office	Life Flour Mill Ltd.*	Seaboard del Peru, S.A.
Seaboard Corporation	Premier Feeds Mills Company Limited*	Peru
Merriam, Kansas	Nigeria
Seaboard Freight & Shipping Jamaica Limited
Pork	LMM Farine, S.A.	Jamaica
Seaboard Foods LLC	Madagascar
Pork Division Office		Seaboard Honduras, S.de R.L. de C.V.
Merriam, Kansas	Minoterie de Matadi, S.A.R.L.*	Honduras
Democratic Republic of Congo
Processing Plant		Seaboard Marine Bahamas Ltd.
Guymon, Oklahoma	Minoterie du Congo, S.A.	Bahamas
Republic of Congo
Processed Meats		Seaboard Marine (Trinidad) Ltd.
Salt Lake City, Utah	Moderna Alimentos, S.A.*	Trinidad
Missoula, Montana	Molinos Champion, S.A.*
	Ecuador	Seaboard Marine of Haiti, S.E.
High Plains Bioenergy, LLC		Haiti
Guymon, Oklahoma	National Milling Corporation Limited
	Zambia	SEADOM, S.A.
Seaboard de Mexico USA LLC		Dominican Republic
Mexico	Seaboard West Africa Limited*
	Sierra Leone	SeaMaritima S.A. de C.V.
Mexico
Commodity Trading and Milling	Unga Holdings Limited*
Commodity Trading Operations	Kenya and Uganda	Sugar
Australia*		Ingenio y Refineria San Martin del Tabacal SRL
Canada	Marine	Argentina
Chapel Hill, North Carolina	Seaboard Marine Ltd.
Colombia	Marine Division Office	Power
Ecuador	Miami, Florida	Transcontinental Capital Corp. (Bermuda) Ltd.
Greece		Dominican Republic
Isle of Man	Port Operations
Miami, Florida	Brooklyn, New York	Turkey
Peru*	Fernandina Beach, Florida	Butterball LLC*
South Africa	Houston, Texas	Division Office
Switzerland	Miami, Florida	Garner, North Carolina
New Orleans, Louisiana
African Poultry Development Limited*		Processing Plants
Democratic Republic of Congo,	Agencias Generales Conaven, C.A.	Huntsville, Arkansas
Kenya and Zambia	Venezuela	Jonesboro, Arkansas
Ozark, Arkansas
Compania Industrial de Productos Agreopecuarios SA*	Agencia Maritima del Istmo, S.A. Costa Rica	Carthage, Missouri Mt. Olive, North Carolina
Rafael del Castillo & Cia. S.A*
Colombia	Cayman Freight Shipping Services, Ltd.	Other
	Cayman Islands	Mount Dora Farms de Honduras, S.R.L.
Fairfield Rice Inc.*		Honduras
National Milling Company of Guyana, Inc.	JacintoPort International LLC
Guyana	Houston, Texas	Mount Dora Farms Inc.
Houston, Texas
Les Moulins d’Haiti S.E.M.*	Representaciones Maritimas y Aereas, S.A.
Haiti	Guatemala

Lesotho Flour Mills Limited*	Sea Cargo, S.A.
Lesotho	Panama

Flour Mills of Ghana	Seaboard de Colombia, S.A.
Ghana	Colombia

Seaboard de Nicaragua, S.A.
Nicaragua

*Represents a non-controlled, non-consolidated affiliate

SEABOARD CORPORATION

Division Summaries

Pork Division

Seaboard’s Pork Division is one of the largest vertically integrated pork processors in the United States. Seaboard is able to control animal production and processing from research and development in nutrition and genetics, to the production of high quality meat products at our processing facilities.

Seaboard’s main processing facility is located in Guymon, Oklahoma. The facility has a daily double shift capacity to process approximately 19,400 hogs and generally operates at capacity, with additional weekend shifts depending on market conditions. Seaboard produces and sells fresh and frozen pork products to further processors, foodservice operators, grocery stores, distributors and retail outlets throughout the United States. Seaboard also sells to distributors, and further processors in Japan, Mexico and other foreign markets. Hogs processed at the plant are primarily Seaboard raised hogs. In addition, the remaining hogs processed are raised by third parties and purchased under contract or in the open market.

Seaboard’s hog production facilities consist of genetic and commercial breeding, farrowing, nursery and finishing buildings located in Oklahoma, Kansas, Texas and Colorado. These facilities have a capacity to produce over four million hogs annually. Seaboard owns and operates six centrally located feed mills to provide formulated feed to these hogs.

Seaboard’s Pork Division also owns two bacon processing plants located in Salt Lake City, Utah and Missoula, Montana. The processing plants produce sliced and pre-cooked bacon primarily for food service. These operations enable Seaboard to expand its integrated pork model into value-added products and to enhance its ability to extend production to include other further processed pork products.

Seaboard produces biodiesel at a facility in Guymon, Oklahoma. The biodiesel is primarily produced from pork fat from Seaboard’s Guymon pork processing plant and from animal fat supplied by non-Seaboard facilities. The biodiesel is sold to third parties. The facility can also produce biodiesel from vegetable oil.

Seaboard’s Pork Division has an agreement with a similar size pork processor, Triumph Foods LLC (Triumph), to market substantially all of the pork products produced at Triumph’s plant in St. Joseph, Missouri. Pursuant to this agreement, Seaboard is able to provide the same quality products to its customers that are produced in its own facilities. Seaboard markets the pork products for a fee primarily based on the number of head processed by Triumph Foods.

Commodity Trading and Milling Division

Seaboard’s Commodity Trading and Milling Division is an integrated grain trading, grain processing and logistics operation.  This division markets wheat, corn, soybean meal, rice and other similar commodities in bulk overseas to third party customers and affiliated companies. These commodities are purchased worldwide, with primary destinations in Africa, South America and the Caribbean.

The division sources, transports and markets approximately seven million metric tons per year of wheat, corn, soybean meal, rice and other similar commodities to the food and animal feed industries. The division efficiently provides quality products and reliable services to industrial customers in selected markets. Seaboard integrates the delivery of commodities to its customers primarily through the use of company owned and chartered bulk carriers.

Seaboard’s Commodity Trading and Milling Division has facilities in 29 countries. The commodity trading business operates through ten offices in eight countries and three non-consolidated affiliates located in nine countries. One of these non-consolidated affiliates became a consolidated affiliate in January 2012. The grain processing businesses operate facilities at 28 locations in 14 countries, and include five consolidated and thirteen non-consolidated affiliates in Africa, South America and the Caribbean. These businesses produce approximately three million metric tons of finished product per year.

SEABOARD CORPORATION

Division Summaries

Marine Division

Seaboard’s Marine Division provides containerized shipping service between the United States, the Caribbean Basin and Central and South America. Seaboard’s primary operations, located in Miami, include an off-port warehouse for cargo consolidation and temporary storage and a terminal at the Port of Miami. At the Port of Houston, Seaboard operates a cargo terminal facility that includes on-dock warehouse space for temporary storage of bagged grains, resins and other cargoes. Seaboard also makes scheduled vessel calls to Brooklyn, New York, Fernandina Beach, Florida, New Orleans, Louisiana and multiple foreign ports in the Caribbean Basin and Central and South America.

Seaboard’s marine fleet consists of owned and chartered vessels, as well as dry, refrigerated and specialized containers and other related equipment. Seaboard is the largest shipper in terms of cargo volume to and from the Port of Miami. Seaboard provides extended service from our domestic ports of call to and from multiple foreign destinations through a network of connecting carrier agreements with major regional and global carriers.

To maximize fleet utilization, Seaboard uses a network of offices and agents throughout the United States, Canada, Latin America and the Caribbean Basin to book both northbound and southbound cargo to and from the United States and between the countries it serves. Seaboard’s full service capabilities, including agreements with a network of connecting carriers, allow transport by truck or rail of import and export cargo to and from various U.S. ports. Seaboard’s frequent sailings and fixed-day schedules make it convenient for customers to coordinate manufacturing schedules and maintain inventories at cost-efficient levels. Seaboard’s approach is to work in partnership with its customers to provide the most reliable and effective level of service throughout the United States, Latin America and the Caribbean Basin and between the countries it serves.

Other Divisions

In Argentina, Seaboard grows sugar cane, produces and refines sugar and produces alcohol.  The sugar is primarily marketed locally, with some exports to the United States and other South American countries. Seaboard’s mill, one of the largest in Argentina, has a processing capacity of approximately 250,000 metric tons of sugar and approximately 15 million gallons of alcohol per year. The mill is located in the Salta Province of Argentina, with administrative offices in Buenos Aires. Land owned by Seaboard in Argentina is planted with sugar cane, which supplies the majority of the raw product processed by the mill. Depending on local market conditions, sugar may also be purchased from third parties for resale.  In addition, this division sells dehydrated alcohol to certain oil companies under the Argentine government bio-ethanol program, which requires alcohol to be blended with gasoline.  During 2011, this division completed construction of a 38 megawatt co-generation power plant which became fully operational in October 2011.  The plant is powered by the burning of sugarcane byproducts during the harvest season, which is between May and November.

In the Dominican Republic, Seaboard is an independent power producer generating electricity for the local power grid.  Seaboard is not directly involved in the transmission or distribution of electricity.  Seaboard primarily sells on the spot market but does have some contracts to sell directly to third party users.  Through early 2011, this division operated two floating electric power generating facilities consisting of a system of diesel engines mounted onto barge-type vessels located on the Ozama River in Santo Domingo.  On April 8, 2011, Seaboard closed the sale of its two power generating facilities. On April 20, 2011, Seaboard signed a short-term lease agreement that allowed Seaboard to resume operations of one of the facilities (72 megawatts) through approximately March 31, 2012.  In addition, Seaboard retained all other physical properties of this business and constructed a new 106 megawatt floating power generating facility.  This new facility was delivered in January 2012 and is anticipated to begin commercial operations in March 2012.

On December 6, 2010, Seaboard purchased a 50 percent non-controlling voting interest in Butterball, LLC (Butterball). Butterball is a vertically integrated producer, processor and marketer of branded and non-branded turkeys and other turkey products. Butterball has five processing plants and numerous live production and feed milling operations located in North Carolina, Arkansas, Missouri and Kansas. Butterball produces approximately one billion pounds of turkey each year, and supplies its products to more than 30 countries. Butterball is a national supplier to retail and foodservice outlets, and also exports products to Mexico and other countries.

Seaboard processes jalapeño peppers at its plant in Honduras. These products are shipped to the United States on Seaboard Marine vessels and distributed from Seaboard’s port facilities.

SEABOARD CORPORATION

Summary of Selected Financial Data

	Years ended December 31,
(Thousands of dollars except per share amounts)	2011	2010	2009	2008	2007

Net sales	$5,746,902	$4,385,702	$3,601,308	$4,267,804	$3,213,301
Operating income	$407,204	$321,066	$23,723	$121,809	$169,915
Net earnings attributable to Seaboard	$345,847	$283,611	$92,482	$146,919	$181,332
Basic earnings per common share	$284.66	$231.69	$74.74	$118.19	$144.15
Total assets	$3,006,728	$2,734,086	$2,337,133	$2,331,361	$2,093,699
Long-term debt, less current maturities	$116,367	$91,407	$76,532	$78,560	$125,532
Stockholders’ equity	$2,079,467	$1,778,249	$1,545,419	$1,463,578	$1,355,199
Dividends per common share	$–	$9.00	$3.00	$3.00	$3.00

In 2011, Seaboard closed the sale of its two floating power generating facilities in the Dominican Republic resulting in a gain on sale of assets of $52,923,000, or $43.56 per share, included in operating income.  There was no tax expense on these transactions.  See Note 13 to the Consolidated Financial Statements for further discussion.

In December 2010, Seaboard declared and paid a dividend of $6.75 per share on the common stock.  The increased amount of the dividend (which has historically been $0.75 per share on a quarterly basis or $3.00 per share on an annual basis) represented payment of the regular fourth quarter dividend of $0.75 per share and a prepayment of the annual 2011 and 2012 dividends ($3.00 per share per year). Seaboard did not declare a dividend in 2011 and currently does not intend to declare any further dividends in 2012. Basic and diluted earnings per common share are the same for all periods presented.

Seaboard Corporation, and affiliated companies in its Commodity Trading and Milling segment, resolved a dispute with a third party related to a 2005 transaction.  As a result, Seaboard Overseas Limited received $16,787,000, net of expenses, or $13.57 per common share, in 2009 included in other income.  There was no tax expense on this transaction. See Note 11 to the Consolidated Financial Statements for further discussion.

SEABOARD CORPORATION

Company Performance Graph

The Securities and Exchange Commission requires a five-year comparison of stock performance for Seaboard with that of an appropriate broad equity market index and similar industry index.  Seaboard’s common stock is traded on the NYSE Amex Equities and provides an appropriate comparison for Seaboard’s stock performance.  Because there is no single industry index to compare stock performance, the companies comprising the Dow Jones Food and Marine Transportation Industry indices (the “Peer Group”) were chosen as the second comparison.

The following graph shows a five-year comparison of cumulative total return for Seaboard, the NYSE Amex Equities Index and the companies comprising the Dow Jones Food and Marine Transportation Industry indices, weighted by market capitalization for the five fiscal years commencing December 31, 2006 and ending December 31, 2011.  The information presented in the performance graph is historical in nature and is not intended to represent or guarantee future returns.

The comparison of cumulative total returns presented in the above graph was plotted using the following index values and common stock price values:

	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11

Seaboard Corporation	$100.00	$83.41	$67.91	$76.93	$114.09	$116.67
NYSE Amex Equities Composite	$100.00	$122.46	$73.97	$100.19	$127.31	$128.98
Peer Group	$100.00	$108.88	$84.49	$100.82	$116.07	$132.87

SEABOARD CORPORATION

Quarterly Financial Data (unaudited)

(UNAUDITED)	1st	2nd	3rd	4th	Total for
(Thousands of dollars except per share amounts)	Quarter	Quarter	Quarter	Quarter	the Year

2011
Net sales	$1,468,179	$1,398,587	$1,476,718	$1,403,418	$5,746,902
Operating income	$130,276	$136,965	$66,989	$72,974	$407,204
Net earnings attributable to Seaboard	$116,864	$113,486	$36,560	$78,937	$345,847
Earnings per common share	$96.11	$93.34	$30.07	$65.12	$284.66
Dividends per common share	$–	$–	$–	$–	$–

Closing market price range per common share:
High	$2,413.00	$2,443.00	$2,704.00	$2,307.00
Low	$1,965.00	$2,160.00	$1,801.99	$1,684.00

2010
Net sales	$1,020,276	$1,048,463	$1,111,813	$1,205,150	$4,385,702
Operating income	$67,466	$101,247	$41,642	$110,711	$321,066
Net earnings attributable to Seaboard	$62,778	$77,604	$39,869	$103,360	$283,611
Earnings per common share	$50.84	$63.21	$32.74	$85.01	$231.69
Dividends per common share	$0.75	$0.75	$0.75	$6.75	$9.00

Closing market price range per common share:
High	$1,430.00	$1,610.00	$1,795.00	$2,006.00
Low	$1,195.00	$1,261.00	$1,387.05	$1,750.01

In April 2011, Seaboard closed the sale of its two floating power generating facilities in the Dominican Republic.  Seaboard recognized a gain on sale of assets of $51,423,000, or $42.29 per share, included in operating income in the second quarter of 2011.  In July 2011, Seaboard received $1,500,000 of the $3,000,000 in escrow for potential dry dock costs of these facilities.  The $1,500,000, or $1.23 per share, was recognized as a gain on sale of assets in operating income in the third quarter of 2011.  There was no tax expense on these transactions.  See Note 13 to the Consolidated Financial Statements for further discussion.

In December 2010, Seaboard declared and paid a dividend of $6.75 per share on the common stock. The increased amount of the dividend (which has historically been $0.75 per share on a quarterly basis or $3.00 per share on an annual basis) represented payment of the regular fourth quarter dividend of $0.75 per share and a prepayment of the annual 2011 and 2012 dividends ($3.00 per share per year). Seaboard did not declare a dividend in 2011 and currently does not intend to declare any dividends in 2012.

During 2011, Seaboard repurchased 600 common shares in the third quarter and 4,682 shares in the fourth quarter.  During 2010, Seaboard repurchased 5,452 common shares in the first quarter, 6,680 shares in the second quarter and 8,747 shares in the third quarter, as authorized by Seaboard’s Board of Directors. See Note 12 to the Consolidated Financial Statements for further discussion.

SEABOARD CORPORATION

Management’s Discussion & Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Seaboard is a diverse agribusiness and transportation company, with global operations in several industries. Most of the sales and costs of Seaboard’s segments are significantly influenced by worldwide fluctuations in commodity prices and changes in foreign political and economic conditions. Accordingly, sales, operating income and cash flows can fluctuate significantly from year to year. As each segment operates in distinct industries and different geographical locations, management evaluates their operations separately. Seaboard’s reporting segments are based on information used by Seaboard’s Chief Executive Officer in his capacity as chief operating decision maker to determine allocation of resources and assess performance.

Pork Segment

The Pork segment is primarily a domestic business, with some export sales to Japan, Mexico, and other foreign markets. Revenues from the sale of pork products are primarily generated from a single hog processing plant in Guymon, Oklahoma, which generally operates at daily double shift processing capacity of 19,400 hogs, two bacon further processing plants located in Salt Lake City, Utah and Missoula, Montana, and a ham boning and processing plant in Mexico. In 2011, Seaboard raised approximately 76% of the hogs processed at the Guymon plant, with the remaining hog requirements purchased primarily under contracts from independent producers. This segment is Seaboard’s most capital intensive segment, with approximately 47% of Seaboard’s total fixed assets and also has material amounts of inventories.

Of Seaboard’s businesses, management believes the Pork segment has the greatest exposure to commodity price fluctuations. As a result, this segment’s operating income and cash flows can materially fluctuate from year to year, significantly affecting Seaboard’s consolidated operating income and cash flows. Sales prices are directly affected by both domestic and worldwide supply and demand for pork products and other proteins. Feed costs are the most significant single component of the cost of raising hogs and can be materially affected by changes in the prices for corn and soybean meal. In addition, costs can be materially affected by market prices for hogs purchased from third parties for processing at the plant. As the Guymon plant generally operates at capacity, to improve operating income Seaboard is constantly working towards improving the efficiencies of the operations, as well as considering ways to increase margins by expanding product offerings.

The Pork segment also produces biodiesel which is sold to third parties. Biodiesel is produced from pork fat obtained from Seaboard’s pork processing plant and from animal fat purchased from third parties. The processing plant also can produce biodiesel from vegetable oil. Seaboard is also a majority-owner of a ham-boning and processing plant in Mexico.

The Pork segment has an agreement with Triumph Foods LLC (Triumph) to market substantially all of the pork products produced at Triumph’s plant in St. Joseph, Missouri. The Pork segment markets the related pork products for a fee primarily based on the number of head processed by Triumph Foods. This plant has a capacity similar to that of Seaboard’s Guymon plant and operates upon an integrated model similar to that of Seaboard’s. Seaboard’s sales prices for its pork products are primarily based on a margin sharing arrangement that considers the average sales price and mix of products sold from both Seaboard’s and Triumph Food’s hog processing plants.

Commodity Trading and Milling Segment

The Commodity Trading and Milling segment, which is managed under the name of Seaboard Overseas and Trading Group, primarily operates overseas and is an integrated grain trading, grain processing and logistics operation with locations in Africa, South America, the Caribbean and Europe. These foreign operations can be significantly impacted by local crop production, political instability, local government policies, economic and industry conditions and currency fluctuations. This segment’s sales are also significantly affected by fluctuating prices of various commodities, such as wheat, corn, soybean meal and rice. Although this segment owns eight ships, the majority of the third party trading business is transacted with chartered ships. Freight rates, influenced by available charter capacity for worldwide trade in bulk cargoes, and related fuel costs affect business volumes and margins. The milling businesses, both consolidated and non-consolidated affiliates, operate in foreign and, in most cases, lesser developed countries. Subsidized wheat and flour exports can create fluctuating market conditions that can have a significant impact on both the trading and milling businesses’ sales and operating income. This segment is Seaboard’s most working capital intensive segment, with approximately 34% of Seaboard’s total working capital at December 31, 2011, primarily consisting of inventories and receivables.

SEABOARD CORPORATION

Management’s Discussion & Analysis

The majority of the Commodity Trading and Milling segment’s sales pertain to the commodity trading business. Grain is sourced from multiple origins and delivered to third party and affiliate customers in various international locations. The execution of these purchase and delivery transactions have long cycles of completion which may extend for several months with a high degree of price volatility. As a result, these factors can significantly affect sales volumes, operating income, working capital and related cash flows from quarter to quarter.

Effective, January 1, 2012, Seaboard increased its ownership from 50% to 70% in PS International, LLC, a specialty grain trading business located in Chapel Hill, North Carolina.  Seaboard invested in several entities in recent years and continues to seek opportunities to expand its trading and milling businesses.

Marine Segment

The Marine segment provides containerized cargo shipping services primarily between the United States and 25 countries in the Caribbean Basin, Central and South America. As a result, fluctuations in economic conditions or unstable political situations in the regions or countries in which Seaboard operates can affect trade volumes and operating profits. In addition, containerized cargo rates can fluctuate depending on local supply and demand for shipping services. This segment time-charters or leases the majority of its ocean cargo vessels and is thus affected by fluctuations in charter hire rates, as well as fuel costs.

Seaboard continues to explore ways to increase volumes on existing routes, while seeking opportunities to broaden its route structure in the regions it serves.

Sugar Segment

Seaboard’s Sugar segment operates a vertically integrated sugar and alcohol production facility in Argentina. This segment’s sales and operating income are significantly affected by local and worldwide sugar prices. Yields from the Argentine sugar harvest can have an impact on the local price of sugar. Also, but to a lesser degree, price fluctuations in the world market can affect local sugar prices and export sales volumes and prices. Depending on local market conditions, this business purchases sugar from third parties for resale. Over the past several years, Seaboard made numerous improvements to this business to increase the efficiency of its operations and expand its sugar and alcohol production capabilities. In the first quarter of 2010, this segment began sales of dehydrated alcohol to certain oil companies under an Argentine government bio-ethanol program, which mandates alcohol to be blended with gasoline.  In the fourth quarter of 2011, this segment completed construction of a 38 megawatt co-generation power plant which is powered by the burning of sugarcane byproducts during the harvest season, which is between May and November.

The functional currency of the Sugar segment is the Argentine peso. The currency exchange rate can have an impact on reported U.S. dollar sales, operating income and cash flows. Historically, the cash needs were relatively high for this operation as a result of ongoing expansion of sugar production and construction of a 38 megawatt co-generation power plant. However, with improved operational performance and the completion of the co-generation power plant in October 2011, financing needs for this segment should be minimal in 2012. Seaboard continues to explore ways to improve and expand its existing operations while considering other alternatives to expand this segment.

Power Segment

Seaboard’s Power segment is an independent power producer in the Dominican Republic (DR) generating electricity from a system of diesel engines mounted on floating barges for the local power grid.  As discussed in Note 13 to the Consolidated Financial Statements, in April, 2011, Seaboard closed the sale of its two existing power generating facilities but signed a short-term lease that allowed Seaboard to resume operations of one of the facilities (72 megawatts) through March 31, 2012.  During 2011, Seaboard also completed the construction of a new floating power generating facility with a rated capacity of 106 megawatts.  This facility was delivered in January 2012 and is anticipated to begin operations in March 2012.  The total cost of the project is estimated to be approximately $133.0 million, including capitalized interest, and is primarily being financed with a $114.0 million financing agreement.  After the completion of this new facility in the first quarter of 2012, financing needs for this segment should be minimal for the remainder of 2012.  During the past few years, operating cash flows have fluctuated from inconsistent customer collections.

The DR regulatory body schedules power production based on the amount of funds available to pay for the power produced and the relative costs of the power produced. Fuel is the largest cost component, but increases in fuel prices generally have been passed on to customers. In addition, from time to time Seaboard may pursue additional investment opportunities in the power industry.

SEABOARD CORPORATION

Management’s Discussion & Analysis

Turkey Segment

On December 6, 2010, Seaboard purchased a 50 percent non-controlling voting interest in Butterball, LLC (Butterball). Butterball is a vertically integrated producer, processor and marketer of branded and non-branded turkeys and other turkey products. Butterball has five processing plants and numerous live production and feed milling operations located in North Carolina, Arkansas, Missouri and Kansas. Sales prices are directly affected by both domestic and worldwide supply and demand for turkey products and other proteins. Feed costs are the most significant single component of the cost of raising turkeys, and can be materially affected by prices for corn and soybean meal. The turkey business is seasonal only on the whole bird side, with Thanksgiving and Christmas holidays driving the majority of those sales.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Sources and Uses of Cash

Cash and short-term investments as of December 31, 2011 increased $21.4 million from December 31, 2010. The increase was primarily the result of $220.0 million in net cash from operating activities, $65.0 million in proceeds from issuance of long-term debt and $59.6 million of proceeds received from the sale of power generating facilities. Partially offsetting the increase was cash used for capital expenditures of $183.7 million, decreases in notes payable to banks of $62.5 million, notes receivable issued to affiliates, net of $40.3 million, investments in and advances to affiliates of $18.5 million and repurchases of common stock of $10.0 million.  Cash from operating activities for 2011 decreased $119.8 million compared to 2010, primarily as a result of changes in net working capital needs in the Commodity Trading and Milling segment for increases in receivables and inventories and also timing of payments for current liabilities.

Cash and short-term investments as of December 31, 2010 decreased $95.9 million from December 31, 2009. The decrease was primarily the result of investing $177.5 million for a 50 percent non-controlling voting interest in Butterball, plus $100.0 million financing provided to Butterball in subordinated debt. Also during 2010, cash was used for capital expenditures of $103.3 million, investments in four new non-consolidated affiliates and acquisitions of a business of $33.3 million, as discussed below, repurchases of common stock in the amount of $30.0 million and dividends paid of $11.0 million. Partially offsetting the decrease was cash generated by operating activities of $339.8 million. Cash from operating activities for 2010 increased $93.5 million compared to 2009, primarily as a result of higher net earnings in 2010 compared to 2009, partially offset by a prior year increase in net working capital that did not repeat in 2010.

Capital Expenditures, Acquisitions and Other Investing Activities

During 2011, Seaboard invested $183.7 million in property, plant and equipment, of which $39.9 million was expended in the Pork segment, $31.2 million in the Marine segment, $22.6 million in the Sugar segment and $84.0 million in the Power segment.  The Pork segment expenditures were primarily for additional finishing barns, tractor-trailers and improvements to existing facilities and related equipment.  The Marine segment expenditures were primarily for purchases of cargo carrying and handling equipment.  In the Sugar segment, the capital expenditures were primarily for the completion of the cogeneration plant with the remaining amount for normal upgrades to existing operations.  The cogeneration plant became fully operational in October 2011.  The Power segment expenditures were primarily used for the construction of a 106 megawatt power generating facility, which will operate in the Dominican Republic.  The power generating facility is anticipated to begin commercial operations in March 2012.  The total cost of the project is estimated to be approximately $133.0 million, including capitalized interest.  All other capital expenditures were of a normal recurring nature and primarily included replacements of machinery and equipment, and general facility modernizations and upgrades.

The total 2012 capital expenditures budget is $166.2 million. The Pork segment plans to spend $50.3 million primarily for additional finishing barns, a new feed mill and improvements to existing facilities and related equipment.  The Marine segment has budgeted $40.1 million primarily for additional cargo carrying and handling equipment.  In addition, management will be evaluating whether to purchase additional containerized cargo vessels for the Marine segment and dry bulk vessels for the Commodity Trading and Milling segment during 2012.  The Sugar segment plans to spend $40.4 million primarily for expansion of cane growing operations and normal upgrades to existing operations. The Power segment plans to spend $19.6 million primarily for the completion of the new power generating facility project discussed above. The balance of $15.8 million is planned to be spent in all other businesses.  Management anticipates paying for these capital expenditures from available cash, the use of available short-term investments and/or Seaboard’s available borrowing capacity.

SEABOARD CORPORATION

Management’s Discussion & Analysis

During 2010, Seaboard invested $103.3 million in property, plant and equipment, of which $9.6 million was expended in the Pork segment, $28.4 million in the Marine segment, $30.6 million in the Sugar segment, $31.7 million in the Power segment and $3.0 million in the remaining businesses. The capital expenditures for the Pork segment were primarily for improvements to existing facilities and related equipment. Capital expenditures for the Marine segment included $23.5 million spent to purchase cargo carrying and handling equipment. The capital expenditures for the Sugar segment were primarily for construction of the co-generation power plant with the remaining capital expenditures for normal upgrades to existing operations. Capital expenditures for the Power segment were primarily used for the construction of the power generation facility discussed above All other capital expenditures were primarily of a normal recurring nature and primarily included replacement of machinery and equipment, and general facility modernizations and upgrades.

During 2009 Seaboard invested $54.3 million in property, plant and equipment, of which $15.2 million was expended in the Pork segment, $14.7 million in the Marine segment, $21.6 million in the Sugar segment and $2.8 million in the remaining businesses. Capital expenditures for the Pork segment were primarily for improvements to existing hog facilities, upgrades to the Guymon pork processing plant and construction of the ham boning and processing plant in Mexico. The ham boning and processing plant was completed in the second quarter of 2009. Capital expenditures for the Marine segment included $10.3 million spent to purchase cargo carrying and handling equipment. Capital expenditures for the Sugar segment included $13.8 million for the development of the co-generation power plant, with the remaining capital expenditures primarily being used for expansion of cane growing operations. All other capital expenditures were primarily of a normal recurring nature and primarily included replacement of machinery and equipment, and general facility modernizations and upgrades.

Effective, January 1, 2012, Seaboard increased its ownership interest in PS International, LLC (PSI), a specialty grain trading business located in Chapel Hill, North Carolina, from 50% to 70% by making an initial cash payment of $3.7 million in January 2012.  During the fourth quarter of 2011, Seaboard provided a $35.0 million line of credit to this then 50% owned, non-consolidated affiliate.  Seaboard initially acquired a 50% non-controlling interest in PSI in late March 2010 for $7.7 million.  See Note 4 to the Consolidated Financial Statements for further discussion of these transactions.

In December 2011, Seaboard made an $8.5 million advance capital lease payment to begin operations in 2012 of a flour mill in Ghana.  See Note 13 to the Consolidated Financial Statements for further discussion.

During the third quarter of 2011, Seaboard provided a term loan of $13.0 million to its non-consolidated affiliate, Butterball, LLC (Butterball).  Also during the third quarter of 2011, Seaboard made an additional capital contribution of $5.6 million in Butterball.  On December 6, 2010, Seaboard acquired its 50 percent non-controlling voting interest in Butterball for a cash purchase price of $177.5 million.  In connection with this investment, Seaboard provided to Butterball $100.0 million of subordinated financing.  See Note 4 to the Consolidated Financial Statements for further discussion of these transactions.

On April 8, 2011, Seaboard closed the sale of its two power generating facilities in the Dominican Republic for $73.1 million.  See Note 13 to the Consolidated Financial Statements for further discussion.

During the fourth quarter of 2010, Seaboard acquired a 25 percent non-controlling interest in a commodity trading business in Australia for $5.0 million. Also during the fourth quarter of 2010, Seaboard invested $10.5 million in a newly-combined poultry business in Africa for a 50 percent non-controlling interest.

During the third quarter of 2010, Seaboard acquired a majority interest in a commodity origination, storage and processing business in Canada for approximately $6.7 million.  The assets acquired included cash of $1.2 million. Also during the third quarter of 2010, Seaboard finalized an agreement to invest in a bakery to be built in Central Africa for a 50 percent non-controlling interest in this business. During 2011 and 2010, Seaboard invested $11.4 million and $10.1 million, respectively, for a total of $21.5 million as of December 31, 2011 in this project.  The total project cost is estimated to be $60.5 million, but Seaboard’s total investment has not yet been determined pending finalization of third party financing alternatives for a portion of the project.  The bakery is not anticipated to be fully operational until the second half of 2012.

During 2010, Seaboard agreed to invest in various limited partnerships as a limited partner that are expected to enable Seaboard to obtain certain low income housing tax credits over a period of approximately ten years.  The total commitment is approximately $17.5 million.  As of December 31, 2011, Seaboard had invested a total of $4.7 million in these partnerships with the remaining investment anticipated to be made in 2012.

SEABOARD CORPORATION

Management’s Discussion & Analysis

Financing Activities, Debt and Related Covenants

The following table presents a summary of Seaboard’s available borrowing capacity as of December 31, 2011.  At December 31, 2011, there were no borrowings outstanding under the committed line of credit and borrowings under the uncommitted lines of credit totaled $16.2 million, all related to foreign subsidiaries.  Letters of credit reduced Seaboard’s borrowing capacity under its committed and uncommitted credit lines by $48.1 million and $25.0 million, respectively, primarily representing $26.4 million for Seaboard’s outstanding Industrial Development Revenue Bonds and $21.5 million related to insurance coverage.

Total amount
(Thousands of dollars)	available

Long-term credit facility – committed	$300,000
Short-term uncommitted demand notes	182,966
Total borrowing capacity	482,966
Amounts drawn against lines	(16,219)
Letters of credit reducing borrowing availability	(73,123)
Available borrowing capacity at December 31, 2011	$393,624

On September 17, 2010, Seaboard entered into a credit agreement for $114.0 million at a fixed rate of 5.34% for the financing of the construction of the new power generating facility in the Dominican Republic, as discussed above.  The credit agreement will mature in December 2021 and is secured by the power generating facility.  During 2011, Seaboard borrowed $65.0 million from the credit agreement.  At December 31, 2011, $81.3 million had been borrowed from this credit facility.  It is currently anticipated the remaining $32.7 million will be borrowed during 2012.

Seaboard has capacity under existing loan covenants to undertake additional debt financings of approximately $1,883.0 million.  As of December 31, 2011, Seaboard was in compliance with all restrictive covenants related to these loans and facilities.  See Note 8 to the Consolidated Financial Statements for a summary of the material terms of Seaboard’s credit facilities, including financial ratios and covenants.

Scheduled long-term debt maturities are $40.9 million, $8.7 million and $16.1 million over the three years ending December 31, 2014.  As of December 31, 2011, Seaboard had cash and short-term investments of $394.8 million, total working capital of $1,070.6 million and a $300.0 million committed line of credit maturing on July 10, 2013.  Accordingly, management believes Seaboard’s combination of internally generated cash, liquidity, capital resources and borrowing capabilities will be adequate for its existing operations and any currently known potential plans for expansion of existing operations or business segments for 2012.  Management does, however, periodically review various alternatives for future financing to provide additional liquidity for future operating plans.  Management intends to continue seeking opportunities for expansion in the industries in which Seaboard operates, utilizing existing liquidity, available borrowing capacity and other financing alternatives.

As of December 31, 2011, $100.8 million of the $394.8 million of cash and short-term investments were held by Seaboard’s foreign subsidiaries and Seaboard could be required to accrue and pay taxes to repatriate these funds if needed for Seaboard’s operations in the U.S.  However, Seaboard’s intent is to permanently reinvest these funds outside the U.S. and current plans do not demonstrate a need to repatriate them to fund Seaboard’s U.S. operations.

As of December 31, 2011, Seaboard believes its exposure to the current potential European sovereign debt problems is not material. Seaboard monitors these exposures and currently does not believe there is a significant risk.

On November 6, 2009, the Board of Directors authorized up to $100.0 million for a new share repurchase program, which was extended by the Board of Directors through October 31, 2012.  Seaboard used cash to repurchase 5,282 shares of common stock at a total price of $10.0 million in 2011, 20,879 shares of common stock at a total price of $30.0 million in 2010 and 3,668 shares of common stock at a total price of $3.4 million in 2009. See Note 12 to the Consolidated Financial Statements for further discussion.  Seaboard did not pay any dividends in 2011 and currently does not intend to declare or pay any dividends during 2012 as there was a prepayment of the annual 2011 and 2012 dividends in December 2010.

SEABOARD CORPORATION

Management’s Discussion & Analysis

Contractual Obligations and Off-Balance Sheet Arrangements

The following table provides a summary of Seaboard’s contractual cash obligations as of December 31, 2011.

	Payments due by period
		Less than	1-3	3-5	More than
(Thousands of dollars)	Total	1 year	years	years	5 years

Vessel time and voyage-charter commitments	$321,350	$101,087	$76,355	$44,947	$98,961
Contract grower finishing agreements	66,089	11,673	19,765	17,732	16,919
Other operating lease payments	261,509	17,920	29,263	26,560	187,766
Total lease obligations	648,948	130,680	125,383	89,239	303,646
Long-term debt	157,252	40,885	24,773	16,264	75,330
Other long-term liabilities	86,209	8,309	4,389	11,242	62,269
Short-term notes payable	16,219	16,219	–	–	–
Other purchase commitments	1,336,309	827,134	235,281	200,153	73,741
Total contractual cash obligations and commitments	$2,244,937	$1,023,227	$389,826	$316,898	$514,986

The Marine segment enters into contracts to time-charter vessels for use in its operations. To support the operations of the Pork segment, Seaboard has contract grower finishing agreements in place with farmers to raise a portion of Seaboard’s hogs. Seaboard has entered into grain and feed ingredient purchase contracts to support the live hog operations of the Pork segment, and has contracted for the purchase of additional hogs from third parties. The Commodity Trading and Milling segment enters into commodity purchase contracts and ocean freight contracts, primarily to support sales commitments. Seaboard also leases various facilities and equipment under non-cancelable operating lease agreements. See Note 11 to the Consolidated Financial Statements for a further discussion and for a more detailed listing of other purchase commitments.

Other long-term liabilities in the table above represent expected benefit payments for various non-qualified pension plans and supplemental retirement arrangements as discussed in Note 10 to the Consolidated Financial Statements, which are unfunded obligations that are deemed to be employer contributions. No contributions are planned at this time to the two qualified pension plans. Non-current deferred income taxes and certain other long-term liabilities on the Consolidated Balance Sheet are not included in the table above as management is unable to reliably estimate the timing of the payments for these items. In addition, deferred revenues and other deferred credits included in other long-term liabilities on the Consolidated Balance Sheet have been excluded from the table above since they do not represent contractual obligations.

Seaboard has issued $1.3 million of guarantees to support certain activities of non-consolidated affiliates and third parties who provide services for Seaboard. See Note 11 to the Consolidated Financial Statements for a detailed discussion.

RESULTS OF OPERATIONS

Net sales for the years ended December 31, 2011, 2010 and 2009 were $5,746.9 million, $4,385.7 million and $3,601.3 million, respectively. The increase in net sales for 2011 compared to 2010 primarily reflected increased prices for and volumes of commodities traded and also an increase in overall sale prices for pork products. The increase in net sales for 2010 compared to 2009 primarily reflected an increase in sale prices for pork products, increased commodities trading volumes and higher cargo volumes for the Marine segment.

Operating income for the years ended December 31, 2011, 2010 and 2009 were $407.2 million, $321.1 million and $23.7 million, respectively. The increase for 2011 compared to 2010 reflects a one-time gain on sale of power generating facilities of $52.9 million. The increase also reflected $33.8 million fluctuation of marking to market Commodity Trading and Milling derivative contracts, as discussed below, higher sugar prices and higher pork prices.  The increases were partially offset by write-downs of $15.4 million in 2011 for certain grain inventories for customer contract performance issues as discussed below and declining performance in the Marine segment from higher operating costs.  The 2010 increase compared to 2009 primarily reflected higher Pork segment margins and, to a lesser extent, increased margins for the Sugar segment and the Marine segment, as discussed below.

SEABOARD CORPORATION

Management’s Discussion & Analysis

Pork Segment

(Dollars in millions)	2011	2010	2009
Net sales	$1,744.6	$1,388.3	$1,065.3
Operating income (loss)	$259.3	$213.3	$(15.0)

Net sales for the Pork segment increased $356.3 million for the year ended December 31, 2011 compared to 2010.  The increase primarily reflected an increase in overall sales prices for pork products and, to a lesser extent, increased sales prices for and volume of biodiesel, and also higher volume of pork products sold.

Operating income for the Pork segment increased $46.0 million for the year ended December 31, 2011 compared to 2010.  The increase was primarily a result of higher sales prices and, to a lesser extent, higher volumes of pork products sold and an increase in payments received from the U.S. Government for biodiesel production in 2011 compared to 2010.  Partially offsetting the increase was higher feed costs primarily from higher corn prices and to a lesser degree, higher costs for hogs purchased from third parties and the impact of using the LIFO method for determining certain inventory costs.  LIFO decreased operating income $33.7 million in 2011 compared to $1.3 million in 2010 primarily as a result of higher costs to purchase corn during 2011.  Also, during the third quarter of 2011, a $5.6 million impairment charge was incurred related to the ham boning plant in Mexico.  See Note 13 to the Consolidated Financial Statements for further discussion of the impairment charge.

Management is unable to predict future market prices for pork products or the cost of feed and hogs purchased from third parties.  The Federal tax credits for biodiesel produced by Seaboard expired on December 31, 2011 and currently management does not anticipate these credits to be renewed for 2012.  However, management anticipates positive operating income for this segment for 2012, although at a lower level than 2011.

Net sales of the Pork segment increased $323.0 million for the year ended December 31, 2010, compared to 2009. The increase primarily reflected an increase in overall sales prices for pork products.  Operating income increased $228.3 million for the year ended December 31, 2010, compared with 2009.  The increase was primarily a result of higher sales prices, partially offset by higher costs for hogs purchased from third parties.

Commodity Trading and Milling Segment

(Dollars in millions)	2011	2010	2009
Net sales	$2,689.8	$1,808.9	$1,531.6

Operating income as reported	$43.2	$34.4	$24.8
Less mark-to-market adjustments	(16.6)	17.2	14.5
Operating income excluding mark-to-market adjustments	$26.6	$51.6	$39.3

Income from affiliates	$13.4	$21.0	$19.1

Net sales for the Commodity Trading and Milling segment increased $880.9 million for the year ended December 31, 2011 compared to 2010.  The increase is primarily the result of increased prices for wheat and corn, and increased volumes of commodities sold to both third parties and non-consolidated affiliates.  In addition, $101.1 million in net sales were recognized in the first quarter of 2011 related to previously deferred costs and deferred revenues under contracts for which the final sale prices were not fixed and determinable until the first quarter of 2011. As worldwide commodity price fluctuations cannot be predicted, management is unable to predict the level of future sales.

Operating income increased $8.8 million for the year ended December 31, 2011, compared to 2010.  The increase primarily reflects the $33.8 million fluctuation of marking to market the derivative contracts in 2011, as discussed below.  Excluding the effects of these derivative contracts, operating income decreased $25.0 million for 2011 compared to 2010.  The decrease was primarily the result of certain grain inventory write-downs of $15.4 million in 2011 for various customer contract performance issues. The decrease was also the result of, but to a lesser extent, higher selling, general and administrative expenses primarily from higher personnel costs and bad debt expense.

Due to the uncertain political and economic conditions in the countries in which Seaboard operates and the current volatility in the commodity markets, management is unable to predict future sales and operating results for this segment. However, management anticipates positive operating income for this segment in 2012, excluding the potential effects of marking to market derivative contracts.

SEABOARD CORPORATION

Management’s Discussion & Analysis

Had Seaboard not applied mark-to-market accounting to its derivative instruments, operating income for this segment in 2011 would have been lower by $16.6 million and in 2010 and 2009 would have been higher by $17.2 million and $14.5 million, respectively.  While management believes its commodity futures and options and foreign exchange contracts are primarily economic hedges of its firm purchase and sales contracts or anticipated sales contracts, Seaboard does not perform the extensive record-keeping required to account for these types of transactions as hedges for accounting purposes.  Accordingly, while the changes in value of the derivative instruments were marked to market, the changes in value of the firm purchase or sales contracts were not.  As products are delivered to customers, these existing mark-to-market adjustments should be primarily offset by realized margins or losses as revenue is recognized over time and thus, these mark-to-market adjustments could reverse in fiscal 2012.  Management believes eliminating these adjustments, as noted in the table above, provides a more reasonable presentation to compare and evaluate period-to-period financial results for this segment.

Income from affiliates for the year ended December 31, 2011 decreased by $7.6 million from 2010.  The decrease primarily represents unfavorable market conditions for certain affiliates.  Partially offsetting this decrease was a $5.1 million gain (Seaboard’s proportionate share) recognized in the fourth quarter of 2011 as a result of Seaboard’s non-consolidated affiliate in Haiti’s final insurance settlement for the 2010 earthquake.  Based on the uncertainty of local political and economic environments in the countries in which these businesses operate, management cannot predict future results.

Net sales of the Commodity Trading and Milling segment increased $277.3 million for the year ended December 31, 2010, compared to 2009.  The increase is primarily the result of increased volumes of commodities sold to third parties, principally corn, soybean meal and soybeans and, to a lesser extent, increased prices for wheat and corn during the fourth quarter of 2010. Partially offsetting this increase was a decrease in commodity trading volumes to non-consolidated affiliates.

Operating income increased $9.6 million for 2010, compared to 2009. The increase primarily reflects the write-down of $8.8 million of certain grain inventories for various customer contract performance issues and related lower of cost or market adjustments, as discussed further in Note 3 to the Consolidated Financial Statements. Also, the increase reflects the $2.7 million fluctuation of marking to market the derivative contracts, as discussed above.

Income from affiliates for the year ended December 31, 2010 increased $1.9 million from 2009, primarily as a result of favorable market conditions for certain affiliates.

Marine Segment

(Dollars in millions)	2011	2010	2009
Net sales	$928.5	$853.6	$737.6
Operating income (loss)	$(3.9)	$47.6	$24.1

Net sales of the Marine segment increased $74.9 million for the year ended December 31, 2011, compared to 2010 primarily as the result of increased rates in most markets served during 2011 and, to a lesser extent higher cargo volumes as economic activity generally increased in 2011 compared to 2010.

Operating income decreased by $51.5 million for the year ended December 31, 2011, compared to 2010.  The decrease was primarily the result of cost increases for fuel, trucking and charterhire on a per unit shipped basis. Partially offsetting the decrease was higher cargo rates as discussed above. Management cannot predict changes in future cargo volumes and cargo rates or to what extent changes in economic conditions in markets served will affect net sales or operating income during 2012. Based on higher fuel and trucking costs, management currently cannot predict if this segment will be profitable in 2012.

Net sales of the Marine segment increased $116.0 million for the year ended December 31, 2010, compared to 2009 primarily as a result of higher cargo volumes in most markets served during 2010 as economic activity increased.  The growth in volume was partially offset by overall lower cargo rates in 2010 as cargo rates in the first quarter of 2009 had just started to decline from the impacts of the slow economic conditions and continued to decline for most of 2009.  Overall, cargo rates remained fairly constant during 2010 but increased slightly during the second half of 2010 compared to the same period in 2009.

SEABOARD CORPORATION

Management’s Discussion & Analysis

Operating income increased by $23.5 million for the year ended December 31, 2010, compared to 2009. The increase was primarily the result of cost decreases for charter hire and, to a lesser extent, certain terminal and other operating costs on a per unit shipped basis. Partially offsetting the increase were lower cargo rates, as discussed above, and higher fuel costs for vessels and increased trucking costs on a per unit shipped basis.

Sugar Segment

(Dollars in millions)	2011	2010	2009
Net sales	$259.8	$196.0	$143.0
Operating income (loss)	$65.1	$31.7	$(0.9)
Income from affiliates	$0.4	$1.0	$1.0

Net sales of the Sugar segment increased $63.8 million for the year ended December 31, 2011 compared to 2010.  The increase primarily reflects increased domestic sugar prices partially offset by lower volumes.  Management cannot predict sugar prices for 2012.  The cogeneration plant, discussed above, became fully operational in October 2011 and it is not anticipated to generate significant revenues until the sugar harvest season, which is between May and November.

Operating income increased $33.4 million for the year ended December 31, 2011 compared to 2010.  The increase primarily represents higher margins resulting from the increase in sugar prices discussed above.  Management anticipates positive operating income for this segment for 2012, although at a lower level than in 2011.

Net sales of the Sugar segment increased $53.0 million for the year ended December 31, 2010, compared to 2009.  The increase primarily reflects increased domestic sugar and alcohol prices and, to a lesser extent, increased alcohol volumes, partially offset by lower sugar volumes produced and sold.  During the first quarter of 2010, Seaboard began sales of dehydrated alcohol under the Argentine government bio-ethanol program, which requires alcohol to be blended with gasoline.

Operating income increased $32.6 million during 2010, compared to 2009.  The increase primarily represents higher margins from the increase in alcohol and sugar prices discussed above and, to a lesser extent, increased alcohol volumes. In addition, the increase reflected a $5.3 million charge to earnings in 2009 related to the write-down of citrus inventories, the integration and transformation of land previously used for citrus production into sugar cane production and related costs, as discussed in Note 13 to the Consolidated Financial Statements, which did not occur in 2010.

Power Segment

(Dollars in millions)	2011	2010	2009
Net sales	$111.4	$124.0	$107.1
Operating income	$60.8	$13.4	$8.2

Net sales of the Power segment decreased $12.6 million for the year ended December 31, 2011 compared to 2010 primarily reflecting lower production levels, partially offset by higher rates.  The lower production levels are the result of the sale of the power generating facilities as noted below which eliminated production for part of April 2011 and also because only one of the two facilities was subsequently leased and operated.  The higher rates were attributable primarily to higher fuel costs, a component of pricing.

Operating income increased $47.4 million for the year ended December 31, 2011 compared to 2010. This increase was primarily a result of the gain on sale of power generating facilities of $52.9 million, partially offset by lower production levels discussed above.  See Note 13 to the Consolidated Financial Statements for the sale of certain assets of this business on April 8, 2011, subsequent leasing of one power generating facility and the construction of a new replacement power generating facility.

Management anticipates that sales volumes will be higher for 2012 as a result of the reduced operations in 2011 and the start-up of commercial electricity production from the new power generating facility anticipated in March 2012.  Management cannot predict future fuel costs or the extent to which rates will fluctuate compared to fuel costs.  However, management anticipates positive operating income for this segment for 2012 although lower than 2011, which included the gain on sale discussed above.

SEABOARD CORPORATION

Management’s Discussion & Analysis

Net sales of the Power segment increased $16.9 million for 2010, compared to 2009, primarily reflecting higher rates partially offset by lower production levels. The higher rates were attributable primarily to higher fuel costs, a component of pricing, especially during the first half of 2010. Operating income increased $5.2 million during 2010, compared to 2009, primarily as a result of higher rates being in excess of higher fuel costs partially offset by lower production levels.  There was no depreciation expense in 2010 related to the assets classified as held for sale, although this was principally offset by increases in certain other production costs.

Turkey Segment

(Dollars in millions)	2011	2010
Income (loss) from affiliate	$12.7	$(1.0)

The Turkey segment, accounted for using the equity method, represents Seaboard’s investment in Butterball. See Note 4 to the Consolidated Financial Statements for discussion of Seaboard’s investment in Butterball, which occurred on December 6, 2010.  Accordingly, the loss from affiliate for 2010 above represents the period from December 6, 2010 to December 31, 2010.  During the third quarter of 2011, management of Butterball announced the closing of its Longmont, Colorado facilities by December 31, 2011, resulting in an impairment of fixed assets charge and accrued severance charges.  Seaboard’s proportionate share of these charges in the second half of 2011 was $3.0 million recognized in income from affiliate for 2011.  Also included in the income from affiliate for 2011 is a $2.6 million loss (Seaboard’s proportionate share) from interest rate exchange agreements as a result of fluctuating interest rates.  Management anticipates positive income for 2012, excluding the potential effects of marking to market commodity derivative contracts and interest rate exchange agreements.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses for the year ended December 31, 2011 increased by $15.8 million over 2010 to $220.7 million.  This increase was primarily the result of increased personnel costs in most segments partially offset by lower costs related to Seaboard’s deferred compensation programs (which are offset by the mark-to-market investments recorded in Other Investment Income, Net discussed below).  As a percentage of revenues, SG&A decreased to 3.8% for 2011 compared to 4.7% for 2010 primarily as a result of increased sales in the Commodity Trading and Milling and Pork segments.

SG&A expenses for the year ended December 31, 2010 increased by $11.0 million over 2009 to $204.9 million.  This increase was primarily due to increased personnel costs in most segments and, to a lesser extent, project development costs including the Butterball transaction.  As a percentage of revenues, SG&A decreased to 4.7% for 2010, compared to 5.4% for 2009, primarily as a result of increased sales in the Pork and Commodity Trading and Milling segments.

Interest Expense

Interest expense totaled $6.9 million, $5.6 million and $13.2 million for the years ended December 31, 2011, 2010 and 2009, respectively. Interest expense increased for 2011 compared to 2010, primarily from higher average interest rates on total borrowings outstanding.  Interest expense decreased for 2010 compared to 2009, primarily as a result of a lower average level of total borrowings outstanding during 2010 and, to a lesser extent, lower average interest rates on total borrowings outstanding during 2010.  In addition, interest expense decreased for 2010, compared to 2009 as a result of more capitalized interest in 2010, compared to 2009.

Interest Income

Interest income totaled $10.0 million, $11.1 million and $16.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.  The decrease for 2011 primarily reflected a decrease in average funds invested.  The decrease for 2010 primarily reflected lower average interest rate on funds invested.

Interest Income from Affiliates

Interest income from affiliates totaled $17.8 million, $1.5 million and $1.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.  The increase for 2011 compared to 2010 primarily represents interest from notes receivable from Butterball.  Seaboard invested in Butterball in December 2010, as noted above.

SEABOARD CORPORATION

Management’s Discussion & Analysis

Other Investment Income, Net

Other investment income, net totaled $0.2 million, $14.1 million and $15.5 million for the years ended December 31, 2011, 2010 and 2009, respectively. The decrease for 2011 compared to 2010 primarily reflected a loss of $1.6 million in 2011 compared to a gain of $4.2 million in 2010 from the mark-to-market value of Seaboard’s investments related to the deferred compensation programs and realized gains of $0.7 million on short-term investments in 2011 compared to $6.6 million of realized gains for 2010.  Other investment income for 2010 also included $2.2 million in syndication fees recognized from the Butterball investment transaction, as noted above.

Foreign Currency Gains, Net

Foreign currency gains, net totaled $0.7 million, $1.3 million and $2.4 million for the years ended December 31, 2011, 2010 and 2009, respectively.  Foreign currency gains, net primarily reflected foreign currency fluctuations from net assets denominated in the Euro Zone euro and the South African rand.  These amounts also include foreign currency losses for the Sugar segment from dollar based net liabilities related to foreign currency changes in the Argentine peso.  As such local dollar based debt was paid off during December 2011, such losses should not continue in 2012.  Seaboard operates in many developing countries.  The political and economic conditions of these markets, along with fluctuations in the value of the U.S. dollar, cause volatility in currency exchange rates which exposes Seaboard to fluctuating foreign currency gains and losses which cannot be predicted by Seaboard.

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

Miscellaneous, Net

Miscellaneous, net totaled $(13.1) million, $(0.4) million and $6.5 million for the years ended December 31, 2011, 2010 and 2009, respectively. Miscellaneous, net included a loss of $14.5 million in 2011 compared to a loss of $1.3 million in 2010 and a gain of $5.3 million in 2009 on interest rate exchange agreements.

Income Tax Expense

The change to income tax expense in 2010 from income tax benefit in 2009 is the result of domestic earnings during 2010, compared to domestic losses in 2009.

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

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.  Management has identified the accounting estimates believed to be the most important to the portrayal of Seaboard’s financial condition and results, and which require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting estimates with the Audit Committee of the Board of Directors. These critical accounting estimates include:

SEABOARD CORPORATION

Management’s Discussion & Analysis

Allowance for Doubtful Accounts – Seaboard primarily uses a specific identification approach, in management’s best judgment, to evaluate the adequacy of this reserve for estimated uncollectible receivables as of the consolidated balance sheet date. Changes in estimates, developing trends and other new information can have a material effect on future evaluations. Furthermore, Seaboard’s total current and long-term receivables are heavily weighted toward foreign receivables ($315.2 million or 55.0% at December 31, 2011), including foreign receivables due from affiliates ($93.6 million at December 31, 2011), which generally represent more of a collection risk than its domestic receivables.  Receivables due from affiliates are generally associated with entities located in foreign countries considered underdeveloped, as discussed below, which can experience conditions causing sudden changes to their ability to repay such receivables on a timely basis or in full.  Future collections of receivables or lack thereof could result in a material charge or credit to earnings depending on the ultimate resolution of each individual customer past due receivable.  Bad debt expense for the years ended December 31, 2011, 2010 and 2009 was $4.4 million, $2.8 million and $2.1 million, respectively.

Valuation of Inventories – Inventories are generally valued at the lower of cost or market. In determining market, management makes assumptions regarding replacement costs, estimated sales prices, estimated costs to complete, estimated disposal costs and normal profit margins. For commodity trading inventories, when contract performance by a customer becomes a concern, management must also evaluate available options to dispose of the inventory, including assumptions about potential negotiated changes to sales contracts, sales prices in alternative markets in various foreign countries and potentially additional transportation costs.  At times, management must consider probability weighting various viable alternatives in its determination of the net realizable value of the inventories. These assumptions and probabilities are subjective in nature, and are based on management’s best estimates and judgments existing at the time of preparation. Changes in future market prices of grains or facts and circumstances could result in a material write-down in value of inventory or decreased future margins on the sale of inventory.  See Note 13 to the Consolidated Financial Statements for further discussion on the Commodity Trading and Milling segment and its $15.4 million and $8.8 million in write-downs of inventories in 2011 and 2009, respectively.

Impairment of Long-Lived Assets – At each balance sheet date, long-lived assets, primarily property, plant and equipment, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Some of the key assumptions utilized in determining future projected cash flows include estimated growth rates, expected future sales prices and estimated costs. In some cases, judgment is also required in assigning probability weighting to the various future cash flow scenarios. The probability weighting percentages used and the various future projected cash flow models prepared by management are based on facts and circumstances existing at the time of preparation and management’s best estimates and judgment of future operating results. Seaboard cannot predict the occurrence of certain future events that might adversely affect the reported value of long-lived assets, which include, but are not limited to, a change in the business climate, government incentives, a negative change in relationships with significant customers, and changes to strategic decisions made in response to economic and competitive conditions. Changes in these facts, circumstances and management’s estimates and judgment could result in an impairment of fixed assets resulting in a material charge to earnings.  See Note 5 to the Consolidated Financial Statements for further discussion on the Pork Segment and its $5.6 million impairment charge recorded in cost of sales in 2011 related to its ham-boning and processing plant in Mexico.

Goodwill and Other Intangible Assets – Goodwill and other indefinite-life intangible assets, not subject to amortization, are evaluated annually for impairment at the quarter end closest to the anniversary date of the acquisition, or more frequently if circumstances indicate that impairment is possible. The impairment tests require management to make judgments in determining what assumptions to use in estimating fair value. One of the methods used by Seaboard to determine fair value is the income approach using discounted future projected cash flows. Some of the key assumptions utilized in determining future projected cash flows include estimated growth rates, expected future sales prices and costs, and future capital expenditures requirements. In some cases, judgment is also required in assigning probability weighting to the various future cash flow scenarios. The probability weighting percentages used and the various future projected cash flow models prepared by management are based on facts and circumstances existing at the time of preparation and management’s best estimates and judgment of future operating results. Seaboard cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and indefinite-life intangible assets that may include, but are not limited to, a change

SEABOARD CORPORATION

Management’s Discussion & Analysis

in the business climate, a negative change in relationships with significant customers and changes to strategic decisions, including decisions to expand made in response to economic and competitive conditions. Changes in these facts, circumstances and management’s estimates and judgment could result in an impairment of goodwill and/or other intangible assets resulting in a material charge to earnings. At December 31, 2011, Seaboard had goodwill of $40.6 million and other intangible assets not subject to amortization of $17.0 million.

Income Taxes – Income taxes are determined by management based on current tax regulations in the various worldwide taxing jurisdictions in which Seaboard conducts its business. In various situations, accruals have been made for estimates of the tax effects for certain transactions, business structures, the estimated reversal of timing differences and future projected profitability of Seaboard’s various business units based on management’s interpretation of existing facts, circumstances and tax regulations. Should new evidence come to management’s attention which could alter previous conclusions or if taxing authorities disagree with the positions taken by Seaboard, the change in estimate could result in a material adverse or favorable impact on the financial statements. As of December 31, 2011, Seaboard has deferred tax assets of $109.2 million, net of the valuation allowance of $16.3 million, and deferred tax liabilities of $152.3 million. For the years ended December 31, 2011, 2010 and 2009, income tax expense included $(1.9) million, $13.4 million and $(11.5) million, respectively, for deferred taxes to federal, foreign, state and local taxing jurisdictions.

Accrued Pension Liability – The measurement of Seaboard’s pension liability and related expense is dependent on a variety of assumptions and estimates regarding future events. These assumptions include discount rates, assumed rate of return on plan assets, compensation increases, turnover rates, mortality rates and retirement rates. The discount rate and return on plan assets are important elements of liability and expense measurement, and are reviewed on an annual basis. The effect of decreasing both the discount rate and assumed rate of return on plan assets by 50 basis points would be an increase in pension expense of approximately $1.7 million per year. The effects of actual results differing from the assumptions (i.e., gains or losses) are primarily accumulated in accrued pension liability and amortized over future periods if it exceeds the 10 percent corridor and, therefore, could affect Seaboard’s recognized pension expense in such future periods, as permitted under U.S. GAAP.  Accordingly, accumulated gains or losses in excess of the 10 percent corridor are amortized over the average future service of active participants. See Note 10 to the Consolidated Financial Statements for further discussion of management’s assumptions.

DERIVATIVE INFORMATION

Seaboard is exposed to various types of market risks in its day-to-day operations. Primary market risk exposures result from changing commodity prices, foreign currency exchange rates and interest rates. Derivatives are used to manage these overall market risks; however, Seaboard does not perform the extensive record-keeping required to account for derivative transactions as hedges. Management believes it uses derivatives primarily as economic hedges, although they do not qualify as hedges for accounting purposes. Since these derivatives are not accounted for as hedges, fluctuations in the related prices could have a material impact on earnings in any given year. Seaboard also enters into speculative derivative transactions related to its market risks.

Changes in commodity prices affect the cost of necessary raw materials and other inventories, finished product sales and firm sales commitments. Seaboard uses various grain and oilseed futures and options purchase contracts to manage certain risks of increasing prices of raw materials and firm sales commitments or anticipated sales contracts.  Short sales contracts are then used to offset the open purchase derivatives when the related commodity inventory is purchased in advance of the derivative maturity, effectively offsetting the initial futures or option purchase contract. From time to time, hog futures are used to manage risks of increasing prices of live hogs acquired for processing, and hog futures are used to manage risks of fluctuating prices of pork product inventories and related future sales.  From time to time, Seaboard may enter into short positions in energy related resources (i.e., heating oil, crude oil, etc.) to manage certain exposures related to bio-energy margins. Inventories that are sensitive to changes in commodity prices, including carrying amounts at December 31, 2011 and 2010, are presented in Note 3 to the Consolidated Financial Statements. Raw material requirements, finished product sales and firm sales commitments are also sensitive to changes in commodity prices.

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

SEABOARD CORPORATION

Management’s Discussion & Analysis

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

The following table presents the sensitivity of the fair value of Seaboard’s open net commodity future and option contracts, foreign currency contracts and interest rate exchange agreements to a hypothetical 10 percent adverse change in market prices or in foreign exchange rates and interest rates as of December 31, 2011 and December 31, 2010. For all open derivatives, the fair value of such positions is a summation of the fair values calculated for each item by valuing each net position at quoted market prices as of the applicable date.

(Thousands of dollars)	December 31, 2011	December 31, 2010
Grains and oilseeds	$6,628	$3,787
Hogs and pork bellies	201	3,809
Energy related resources	478	459
Foreign currencies	17,885	22,415
Interest rates	1,393	2,636

The table below provides information about Seaboard’s non-trading financial instruments sensitive to changes in interest rates at December 31, 2011.  For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.  At December 31, 2011, long-term debt included foreign subsidiary obligations of $81.3 million payable in U.S. dollars and $0.2 million payable in Argentine pesos.  At December 31, 2010, long-term debt included foreign subsidiary obligations of $16.4 million denominated in U.S. dollars and $0.2 million payable in Argentine pesos.  Weighted average variable rates are based on rates in place at the reporting date. Short-term instruments, including short-term investments, non-trade receivables and current notes payable have carrying values that approximate market and are not included in this table due to their short-term nature.

(Dollars in thousands)	2012	2013	2014	2015	2016	Thereafter	Total
Long-term debt:
Fixed rate	$40,679	$8,688	$8,285	$8,132	$8,132	$41,330	$115,246
Average interest rate	6.69%	6.02%	5.54%	5.34%	5.34%	5.52%	5.95%
Variable rate	$206	$–	$7,800	$–	$–	$34,000	$42,006
Average interest rate	7.00%	–	1.27%	–	–	1.66%	1.61%

Non-trading financial instruments sensitive to changes in interest rates at December 31, 2010 consisted of fixed rate long-term debt totaling $51.1 million, with an average interest rate of 6.66 percent and variable rate long-term debt totaling $42.0 million, with an average interest rate of 1.70 percent.

SEABOARD CORPORATION

Management’s Reports

Management’s Responsibility for Consolidated Financial Statements

The management of Seaboard Corporation and its consolidated subsidiaries (Seaboard) is responsible for the preparation of its consolidated financial statements and related information appearing in this report. Management believes that the consolidated financial statements fairly present Seaboard’s financial position and results of operations in conformity with U.S. generally accepted accounting principles, and necessarily includes amounts that are based on estimates and judgments which it believes are reasonable based on current circumstances with due consideration given to materiality.

Management relies on a system of internal controls over financial reporting that is designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with company policy and U.S. generally accepted accounting principles and are properly recorded, and accounting records are adequate for preparation of financial statements and other information and disclosures. The concept of reasonable assurance is based on recognition that the cost of a control system should not exceed the benefits expected to be derived, and such evaluations require estimates and judgments. The design and effectiveness of the system are monitored by a professional staff of internal auditors.

All internal control systems, no matter how well designed, have inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance, and is subject to lapses in judgment and breakdowns resulting from human failures. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Board of Directors pursues its review of auditing, internal controls and financial statements through its audit committee, composed entirely of independent directors. In the exercise of its responsibilities, the audit committee meets periodically with management, with the internal auditors and with the independent registered public accounting firm to review the scope and results of audits. Both the internal auditors and the independent registered public accounting firm have unrestricted access to the audit committee, with or without the presence of management.

Management’s Report on Internal Control Over Financial Reporting

The management of Seaboard Corporation and its consolidated subsidiaries (Seaboard) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision, and with the participation of management and its Internal Audit Department, Seaboard conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under the framework in Internal Control - Integrated Framework, management concluded that Seaboard’s internal control over financial reporting was effective as of December 31, 2011.

Seaboard’s registered independent public accounting firm, that audited the consolidated financial statements included in the annual report, has issued an audit report on the effectiveness of Seaboard’s internal control over financial reporting.  Their report is included herein.

SEABOARD CORPORATION

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Seaboard Corporation:

We have audited the accompanying consolidated balance sheets of Seaboard Corporation and subsidiaries (the Company) as of December 31, 2011 and 2010 and the related consolidated statements of earnings, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Seaboard Corporation’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Kansas City, Missouri
February 28, 2012

SEABOARD CORPORATION

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Seaboard Corporation:

We have audited Seaboard Corporation’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Seaboard Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Seaboard Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Seaboard Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of earnings, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 28, 2012 expressed an unqualified opinion on those consolidated financial statements.

Kansas City, Missouri
February 28, 2012

SEABOARD CORPORATION

Consolidated Statement of Earnings

	Years ended December 31,
(Thousands of dollars except per share amounts)	2011	2010	2009
Net sales:
Products (includes sales to affiliates of $808,834, $500,265 and $543,066)	4,666,172	3,354,348	2,718,736
Service revenues	969,339	907,320	775,498
Other	111,391	124,034	107,074
Total net sales	5,746,902	4,385,702	3,601,308
Cost of sales and operating expenses:
Products	4,196,360	2,980,606	2,619,396
Services	879,199	775,637	671,598
Gain on sale of power generating facilities	(52,923)	–	–
Other	96,383	103,465	92,701
Total cost of sales and operating expenses	5,119,019	3,859,708	3,383,695
Gross income	627,883	525,994	217,613
Selling, general and administrative expenses	220,679	204,928	193,890
Operating income	407,204	321,066	23,723
Other income (expense):
Interest expense	(6,868)	(5,632)	(13,158)
Interest income	10,004	11,088	16,213
Interest income from affiliates	17,826	1,543	1,123
Income from affiliates	26,621	20,965	20,158
Other investment income, net	249	14,145	15,500
Foreign currency gain, net	651	1,254	2,432
Gain on disputed sale, net of expenses	–	–	16,787
Miscellaneous, net	(13,079)	(384)	6,463
Total other income, net	35,404	42,979	65,518
Earnings before income taxes	442,608	364,045	89,241
Income tax benefit (expense)	(99,051)	(81,033)	2,276
Net earnings	$343,557	$283,012	$91,517
Less: Net loss attributable to noncontrolling interests	2,290	599	965
Net earnings attributable to Seaboard	$345,847	$283,611	$92,482

Earnings per common share	$284.66	$231.69	$74.74

Weighted average shares outstanding	1,214,934	1,224,092	1,237,452

Dividends declared per common share	$–	$9.00	$3.00

See accompanying notes to consolidated financial statements.

SEABOARD CORPORATION

Consolidated Balance Sheets

	December 31,
(Thousands of dollars except per share amounts)	2011	2010
Assets
Current assets:
Cash and cash equivalents	$71,510	$41,124
Short-term investments	323,256	332,205
Receivables:
Trade	280,279	243,786
Due from affiliates	126,616	75,771
Other	81,255	48,557
	488,150	368,114
Allowance for doubtful accounts	(10,941)	(8,170)
Net receivables	477,209	359,944
Inventories	644,930	533,761
Deferred income taxes	23,203	18,393
Deferred costs	–	84,141
Other current assets	91,934	115,844
Total current assets	1,632,042	1,485,412
Investments in and advances to affiliates	364,840	331,322
Net property, plant and equipment	796,822	701,131
Notes receivable from affiliate	110,903	90,109
Goodwill	40,628	40,628
Intangible assets, net	19,496	19,746
Other assets	41,997	65,738
Total Assets	$3,006,728	$2,734,086
Liabilities and Stockholders' Equity
Current liabilities:
Notes payable to banks	$16,219	$78,729
Current maturities of long-term debt	40,885	1,697
Accounts payable	151,869	146,265
Accrued compensation and benefits	114,323	102,003
Deferred revenue	29,147	122,344
Deferred revenue from affiliates	27,806	38,719
Accrued voyage costs	46,399	39,515
Accrued commodity inventory	54,357	34,099
Other accrued liabilities	80,404	74,824
Total current liabilities	561,409	638,195
Long-term debt, less current maturities	116,367	91,407
Deferred income taxes	66,300	75,695
Accrued pension liability	106,673	78,817
Other liabilities and deferred credits	76,512	71,723
Total non-current liabilities	365,852	317,642
Commitments and contingent liabilities
Stockholders' equity:
Common stock of $1 par value. Authorized 1,250,000 shares; issued and outstanding 1,210,597 and 1,215,879 shares	1,211	1,216
Accumulated other comprehensive loss	(156,065)	(123,907)
Retained earnings	2,233,778	1,897,897
Total Seaboard stockholders' equity	2,078,924	1,775,206
Noncontrolling interests	543	3,043
Total equity	2,079,467	1,778,249
Total Liabilities and Stockholders' Equity	$3,006,728	$2,734,086

See accompanying notes to consolidated financial statements.

SEABOARD CORPORATION

Consolidated Statement of Cash Flows

	Years ended December 31,
(Thousands of dollars)	2011	2010	2009
Cash flows from operating activities:
Net earnings	$343,557	$283,012	$91,517
Adjustments to reconcile net earnings to cash from operating activities:
Depreciation and amortization	81,223	86,802	91,841
Gain on sale of power generating facilities	(52,923)	–	–
Loss (gain) from sale of fixed assets	(1,566)	(2,555)	530
Fixed asset impairment charge	5,600	–	–
Deferred income taxes	(1,558)	12,506	(15,298)
Pay-in-kind interest and accretion on note receivable from affiliate	(10,584)	(695)	–
Income from affiliates	(26,621)	(20,965)	(20,158)
Dividends received from affiliates	1,813	1,843	7,906
Other investment income, net	(249)	(14,145)	(15,500)
Foreign currency exchange (gain) loss	(336)	(140)	6,578
Gain on disputed sale, net of expenses	–	–	(16,787)
Changes in assets and liabilities, net of business acquired:
Receivables, net of allowance	(88,434)	(86,205)	93,861
Inventories	(118,731)	(40,053)	1,552
Other current assets	85,856	(2,570)	(58,823)
Current liabilities, exclusive of debt	(36,875)	107,482	69,738
Other, net	39,824	15,495	9,400
Net cash from operating activities	219,996	339,812	246,357
Cash flows from investing activities:
Purchase of short-term investments	(233,431)	(687,335)	(346,522)
Proceeds from the sale of short-term investments	220,823	695,384	211,403
Proceeds from the maturity of short-term investments	19,255	69,534	66,842
Short-term note receivable issued to affiliate, net	(30,096)	–	–
Investments in and advances to affiliates, net	(18,533)	(217,578)	71
Capital expenditures	(183,748)	(103,336)	(54,276)
Proceeds from the sale of fixed assets	4,882	7,655	3,255
Proceeds from the sale of power generating facilities	59,603	–	15,000
Advance payment on capital lease	(8,493)	–	–
Long-term notes receivable issued to affiliate	(13,037)	(100,000)	–
Principal payments received on long-term notes receivable from affiliate	2,827	–	–
Proceeds from syndication and subordinated loan fees	–	6,525	–
Sale (purchase) of long-term investments	(4,696)	552	(3,108)
Acquisition of business, net of cash acquired	–	(5,578)	–
Net proceeds from disputed sale	–	–	16,787
Other, net	1,394	1,140	46
Net cash from investing activities	(183,250)	(333,037)	(90,502)
Cash flows from financing activities:
Notes payable to banks, net	(62,510)	(2,535)	(95,072)
Proceeds from the issuance of long-term debt	64,967	16,352	–
Principal payments of long-term debt	(1,476)	(2,179)	(46,914)
Repurchase of common stock	(9,971)	(29,994)	(3,370)
Dividends paid	–	(10,963)	(3,711)
Dividends paid to noncontrolling interests	(148)	(36)	(112)
Other, net	452	370	(291)
Net cash from financing activities	(8,686)	(28,985)	(149,470)
Effect of exchange rate change on cash	2,326	1,477	(5,122)
Net change in cash and cash equivalents	30,386	(20,733)	1,263
Cash and cash equivalents at beginning of year	41,124	61,857	60,594
Cash and cash equivalents at end of year	$71,510	$41,124	$61,857

See accompanying notes to consolidated financial statements.

SEABOARD CORPORATION

Consolidated Statement of Changes in Equity

			Accumulated
			Other
	Common	Additional	Comprehensive	Retained	Noncontrolling
(Thousands of dollars except per share amounts)	Stock	Capital	Loss	Earnings	Interest	Total
Balances, January 1, 2009	$1,240	$–	$(111,703)	$1,569,818	$4,223	$1,463,578
Comprehensive income:
Net earnings				92,482	(965)	91,517
Other comprehensive income net of income tax benefit of $3,206:
Foreign currency translation adjustment			(9,365)			(9,365)
Unrealized gain on investments			798			798
Unrecognized pension cost			5,484			5,484
Total comprehensive income						88,434
Purchase of noncontrolling interests					600	600
Dividends paid to noncontrolling interests					(112)	(112)
Repurchase of common Stock	(3)			(3,367)		(3,370)
Dividends on common stock				(3,711)		(3,711)
Balances, December 31, 2009	1,237	–	(114,786)	1,655,222	3,746	1,545,419
Comprehensive income:
Net earnings				283,611	(599)	283,012
Other comprehensive income net of income tax benefit of $5,443:
Foreign currency translation adjustment			(3,704)			(3,704)
Unrealized gain on investments			(2,134)			(2,134)
Unrecognized pension cost			(3,283)			(3,283)
Total comprehensive income						273,891
Addition of noncontrolling interests					(68)	(68)
Dividends paid to noncontrolling interests					(36)	(36)
Repurchase of common Stock	(21)			(29,973)		(29,994)
Dividends on common stock				(10,963)		(10,963)
Balances, December 31, 2010	1,216	–	(123,907)	1,897,897	3,043	1,778,249
Comprehensive income:
Net earnings				345,847	(2,290)	343,557
Other comprehensive income net of income tax benefit of $12,604:
Foreign currency translation adjustment			(12,389)		(9)	(12,398)
Unrealized loss on investments			(756)			(756)
Unrecognized pension cost			(19,013)		(52)	(19,065)
Total comprehensive income						311,338
Dividends paid to noncontrolling interests					(149)	(149)
Repurchase of common Stock	(5)			(9,966)		(9,971)
Balances, December 31, 2011	$1,211	$–	$(156,065)	$2,233,778	$543	$2,079,467

See accompanying notes to consolidated financial statements.

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 1

Summary of Significant Accounting Policies

Operations of Seaboard Corporation and its Subsidiaries

Seaboard Corporation and its subsidiaries (Seaboard) is a diversified international agribusiness and transportation company. In the United States, Seaboard is primarily engaged in pork production and processing and ocean transportation. Overseas, Seaboard is primarily engaged in commodity merchandising, grain processing, sugar production, and electric power generation.  Seaboard also has an interest in turkey operations in the United States. Seaboard Flour LLC and SFC Preferred LLC (Parent Companies) are the owners of 73.8 percent of Seaboard’s outstanding common stock.

Principles of Consolidation and Investments in Affiliates

The consolidated financial statements include the accounts of Seaboard Corporation and its domestic and foreign subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation. Investments in non-controlled affiliates are accounted for by the equity method. Financial information from certain subsidiaries and affiliates is reported on a one- to three-month lag, depending on the specific entity.

Short-Term Investments

Short-term investments are retained for future use in the business and may include money market accounts, corporate bonds, mutual funds, municipal debt securities and U.S. government obligations and, on a limited basis, high yield bonds, domestic equity securities and foreign government bonds. Investments held by Seaboard that are categorized as available-for-sale are reported at their estimated fair value with any related unrealized gains and losses reported net of tax, as a component of accumulated other comprehensive income.  Investments held by Seaboard that are categorized as trading securities are reported at their estimated fair value with any unrealized gains and losses included in other investment income on the Consolidated Statement of Earnings. Debt securities that are categorized as held to maturity are recorded at amortized cost, which is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Gains and losses on sale of investments are generally based on the specific identification method.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and generally do not bear interest. The Power segment, however, collects interest on certain past due accounts, and the Commodity Trading and Milling segment provides extended payment terms for certain customers in certain countries due to local market conditions. The allowance for doubtful accounts is Seaboard’s best estimate of the amount of probable credit losses. For most operating segments, Seaboard uses a specific identification approach to determine, in management’s judgment, the collection value of certain past due accounts based on contractual terms. For the Marine segment, the allowance for doubtful accounts is based on an aging percentage methodology primarily based on historical write-off experience. Seaboard reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

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

Deferred Costs

Deferred costs represent inventory delivered to customers and related shipping costs incurred for certain commodity trades that Seaboard has received the majority of payments for the trades (which are recorded as deferred revenues) but has not yet recognized as revenue, as the final sale price is not yet fixed and determinable. The corresponding deferred margin on such trades is not deemed material.

Property, Plant and Equipment

Property, plant and equipment are carried at cost and are being depreciated on the straight-line method over useful lives, ranging from 3 to 30 years.  Property, plant and equipment leases which are deemed to be installment purchase obligations have been capitalized and included in the property, plant and equipment accounts. Routine and planned major maintenance, repairs and minor renewals are expensed as incurred, while major renewals and improvements are capitalized.

SEABOARD CORPORATION

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

Notes Receivable from Affiliates

Seaboard monitors the credit quality of notes receivable from affiliates by obtaining and reviewing financial information for these affiliates on a monthly basis and by having Seaboard representatives serve on the Board of Directors of these affiliates.

Goodwill and Other Intangible Assets

Goodwill and other indefinite-life intangible assets are evaluated by reporting unit annually for impairment at the quarter end closest to the anniversary date of the acquisition, or more frequently if circumstances indicate that impairment is likely. Separable intangible assets with finite lives are amortized over their estimated useful lives. Any one event or a combination of events such as change in the business climate, a negative change in relationships with significant customers and changes to strategic decisions, including decisions to expand made in response to economic or competitive conditions could require an interim assessment prior to the next required annual assessment. The most recent impairment tests performed and current market conditions indicated goodwill and other intangible assets are not impaired as of December 31, 2011.

Accrued Self-Insurance

Seaboard is self-insured for certain levels of workers’ compensation, health care coverage, property damage and general, vehicle and product recall liability. The cost of these self-insurance programs is accrued based upon estimated settlements for known and anticipated claims. Changes in estimates to previously recorded reserves are reflected in current operating results.

Deferred Grants

Included in other liabilities at December 31, 2011 and 2010 was $5,631,000 and $6,047,000, respectively, of deferred grants. The deferred grants represent economic development funds contributed by government entities that were limited to construction of a pork processing facility in Guymon, Oklahoma. Deferred grants are being amortized as a reduction of depreciation expense over the life of the assets acquired with the funds.

Asset Retirement Obligation

Seaboard has recorded long-lived assets and a related liability for the asset retirement obligation costs associated with the closure of the hog lagoons it is legally obligated to close in the future should Seaboard cease operations or plan to close such lagoons voluntarily in accordance with a changed operating plan. Based on detailed assessments and appraisals obtained to estimate the future retirement costs, Seaboard has determined and recorded the present value of the projected costs in non-current other liabilities on the Consolidated Balance Sheet, with the retirement asset depreciated over the economic life of the related asset. The following table shows the changes in the asset retirement obligation during 2011 and 2010:

	Years ended December 31,
(Thousands of dollars)	2011	2010
Beginning balance	$12,028	$11,090
Accretion expense	1,007	938
Liability for additional lagoons placed in service	74	–
Ending balance	$13,109	$12,028

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. However, in the future, as these timing differences reverse, a lower statutory tax rate may apply pursuant to the provisions for domestic manufacturers of the American Jobs Creation Act of 2004.  In accordance with U.S. GAAP, Seaboard will recognize the benefit or cost of this change in the future.

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Revenue Recognition

As a result of a marketing agreement with Triumph Foods, Seaboard’s sales prices for its pork products included in product revenues are primarily based on a margin sharing arrangement that considers the average sales price and mix of products sold from both Seaboard’s and Triumph Foods’ hog processing plants. Seaboard earns a fee for marketing the pork products of Triumph Foods, and recognizes this fee as service revenue primarily based on the number of head processed by Triumph Foods. Revenue of the commodity trading business is recognized when the commodity is delivered to the customer, collection is reasonably assured and the sales price is fixed or determinable. Revenue of the containerized cargo service is recognized ratably over the transit time for each voyage, with expenses associated with containerized cargo service being recognized as incurred. Revenues from all other commercial exchanges are recognized at the time products are shipped or delivered in accordance with shipping terms or services rendered, the customer takes ownership and assumes risk of loss, collection is reasonably assured and the sales price is fixed or determinable.

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

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, management considers all demand deposits and overnight investments as cash equivalents. The following table shows the amounts paid for interest and income taxes:

	Years ended December 31,
(Thousands of dollars)	2011	2010	2009
Interest (net of amounts capitalized)	$6,786	$8,377	$13,845
Income taxes (net of refunds)	126,730	69,626	(10,542)

Included in property, plant and equipment is capitalized interest in the amount of $6,723,000, $3,350,000 and $702,000 for 2011, 2010 and 2009, respectively.

Supplemental Non-Cash Transactions

As discussed in Note 13, during the third quarter of 2010, Seaboard acquired a majority interest in a commodity origination, storage and processing business in Canada. Total cash paid, net of cash acquired, was $5,578,000, and increased working capital by $1,254,000, fixed assets by $4,637,000, other long-term assets in the amount of $833,000, deferred tax liabilities by $896,000 and non-controlling interest by $250,000.

As discussed in Note 4, as of December 31, 2011 and 2010, Seaboard had a note receivable from an affiliate which accrues pay-in-kind interest income.  Non-cash, pay-in-kind interest income and accretion of discount recognized on this note receivable for the years ended December 31, 2011 and 2010 was $10,584,000 and 695,000, respectively.

Foreign Currency Transactions and Translation

Seaboard has operations in and transactions with customers in a number of foreign countries. The currencies of the countries fluctuate in relation to the U.S. dollar. Certain of the major contracts and transactions, however, are denominated in U.S. dollars. In addition, the value of the U.S. dollar fluctuates in relation to the currencies of countries where certain of Seaboard’s foreign subsidiaries and affiliates primarily conduct business. These fluctuations result in exchange gains and losses. The activities of these foreign subsidiaries and affiliates are primarily conducted with U.S. subsidiaries or operate in hyper-inflationary environments. As a result, the financial statements of certain foreign subsidiaries and affiliates are re-measured using the U.S. dollar as the functional currency.

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Included in foreign currency gain (loss), net for the years ended December 31, 2009, was a foreign currency gain of $4,794,000. This gain reflected the re-measurement of a note payable denominated in Japanese Yen of a foreign consolidated subsidiary accounted for on a one-month lag, except for this re-measurement of this note payable. The currency gain for 2009 was primarily offset by a mark-to-market currency loss for December in 2009 from a foreign currency derivative contract. The note payable and related foreign currency derivative were terminated in December 2009.

Seaboard’s Sugar segment, a consolidated subsidiary in Canada (Commodity Trading and Milling segment) and seven non-controlled, non-consolidated affiliates (Commodity Trading and Milling segment businesses in Australia, Colombia, Guyana, Kenya, Lesotho and Zambia), use local currency as their functional currency. Assets and liabilities of these subsidiaries are translated to U.S. dollars at year-end exchange rates, and income and expense items are translated at average rates. Translation gains and losses are recorded as components of other comprehensive loss. For these entities, U.S. dollar denominated net asset or liability conversions to the local currency are recorded through income.

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

Seaboard holds and issues certain derivative instruments to manage various types of market risks from its day-to-day operations, primarily including commodity futures and option contracts and foreign currency exchange agreements, and from time to time, interest rate exchange agreements. While management believes each of these instruments primarily are entered into in order to effectively manage various market risks, as of December 31, 2011, none of the derivatives are designated and accounted for as hedges, primarily as a result of the extensive record-keeping requirements. Seaboard also enters into speculative derivative transactions related to its market risks.

Recent Accounting Standards Not Yet Adopted

In May 2011, the Financial Accounting Standards Board (FASB) issued guidance to amend the requirements related to fair value measurement which changed the wording used to describe many requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements. The amended guidance was effective for Seaboard on January 1, 2012.  The adoption of this guidance is not expected to have a material impact on Seaboard’s financial position or net earnings.

In June 2011, the FASB issued guidance to revise the manner in which entities present comprehensive income in the financial statements.  The new guidance removes the footnote presentation option currently used by Seaboard and requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.  Seaboard will be required to make this change in presentation in the first quarter of 2012.  The adoption of this guidance will not have an impact on Seaboard’s financial position or net earnings.

In September 2011, the FASB issued guidance to allow entities the option of performing a qualitative assessment to test goodwill for impairment.  This guidance permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value.  If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test.  Otherwise, the two-step goodwill impairment test is not required.  Seaboard adopted this guidance on January 1, 2012.  The adoption of this guidance will not have an impact on Seaboard’s financial position or net earnings.

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 2

Investments

All of Seaboard’s available-for-sale and trading securities are classified as current assets, as they are readily available to support Seaboard’s current operating needs.  As of December 31, 2011 and 2010, the available-for-sale investments primarily consisted of money market funds, corporate bonds, fixed rate municipal notes and bonds and U.S. Government obligations. At December 31, 2011 and 2010, amortized cost and estimated fair market value were not materially different for these investments. At December 31, 2011 and 2010, money market funds included $25,755,000 and $78,338,000 denominated in euros. As of December 31, 2011 and 2010, the trading securities primarily consisted of high yield debt securities. As of December 31, 2011 and 2010, unrealized gains related to trading securities were $376,000 and $1,571,000, respectively.

The following is a summary of the amortized cost and estimated fair value of short-term investments for both available for sale and trading securities at December 31, 2011 and 2010:

	2011		2010
	Amortized	Fair	Amortized	Fair
(Thousands of dollars)	Cost	Value	Cost	Value
Money market funds	$139,420	$139,420	$110,164	$110,164
Corporate bonds	88,589	89,146	81,214	82,351
Fixed rate municipal notes and bonds	17,718	17,788	20,564	20,648
Emerging markets debt mutual fund	17,693	16,399	–	–
Collateralized mortgage obligations	14,915	15,011	12,329	12,380
U.S. Government agency securities	9,720	9,757	10,142	10,184
U.S. Treasury securities	4,848	4,905	7,139	7,148
Asset backed debt securities	3,533	3,533	2,847	2,848
Enhanced cash mutual fund	–	–	60,256	60,302
Other	1,480	1,484	2,360	2,355
Total available-for-sale short-term investments	297,916	297,443	307,015	308,380
High yield trading debt securities	20,155	20,750	19,447	20,783
Emerging markets trading debt mutual funds	2,620	2,487	–	–
Emerging markets trading debt securities	2,444	2,355	1,918	2,072
Other trading debt securities	218	221	889	970
Total short-term investments	$323,353	$323,256	$329,269	$332,205

The following table summarizes the estimated fair value of fixed rate securities designated as available-for-sale, classified by the contractual maturity date of the security as of December 31, 2011:

(Thousands of dollars)	2011
Due within one year	$31,349
Due after one year through three years	60,281
Due after three years	23,892
Total fixed rate securities	$115,522

In addition to its short-term investments, Seaboard also has trading securities related to Seaboard’s deferred compensation plans classified in other current assets on the Consolidated Balance Sheets. See Note 9 for information on the types of trading securities held related to the deferred compensation plans and Note 10 for a discussion of assets held in conjunction with investments related to Seaboard’s defined benefit pension plan.

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 3

Inventories

The following table is a summary of inventories at the end of each year:

	December 31,
(Thousands of dollars)	2011	2010
At lower of LIFO cost or market:
Live hogs and materials	$228,624	$200,600
Fresh pork and materials	29,426	24,779
	258,050	225,379
LIFO adjustment	(57,783)	(24,085)
Total inventories at lower of LIFO cost or market	200,267	201,294
At lower of FIFO cost or market:
Grains and oilseeds	251,839	203,232
Sugar produced and in process	78,730	50,190
Other	63,449	44,013
Total inventories at lower of FIFO cost or market	394,018	297,435
Grain, flour and feed at lower of weighted average cost or market	50,645	35,032
Total inventories	$644,930	$533,761

The use of the LIFO method decreased 2011 and 2010 earnings by $20,556,000 ($16.92 per common share) and $780,000 ($0.64 per common share), and increased 2009 net earnings by $10,898,000 ($8.81 per common share), respectively. If the FIFO method had been used for certain inventories of the Pork segment, inventories would have been higher by $57,783,000 and $24,085,000 as of December 31, 2011 and 2010, respectively.

Note 4

Investments in and Advances to Affiliates and Notes Receivable from Affiliates

Seaboard’s investments in and advances to non-controlled, non-consolidated affiliates are primarily related to Butterball, LLC (Butterball), as discussed below, and businesses conducting flour, maize and feed milling and poultry production and processing. As of December 31, 2011, the location and percentage ownership of these affiliates excluding Butterball are as follows: Democratic Republic of Congo (50%), Lesotho (50%), Kenya (35%-49%), Nigeria (25%-48%), and Zambia (49%) in Africa; Colombia (40%) and Ecuador (25%-50%) in South America, and Haiti (23%) in the Caribbean. Also, Seaboard has investments in grain trading businesses in Australia (25%), North Carolina (50%) and Peru (50%). Seaboard generally is the primary provider of choice for grains, feed and supplies purchased by these non-controlled affiliates. As Seaboard conducts its commodity trading business with third parties, consolidated subsidiaries and affiliates on an interrelated basis, cost of sales on affiliates cannot be clearly distinguished without making numerous assumptions, primarily with respect to mark-to-market accounting for commodity derivatives. In addition, Seaboard has investments in and advances to two sugar-related businesses in Argentina (46%-50%).  The equity method is used to account for all of the above investments.

On December 6, 2010, Seaboard Corporation acquired a 50% non-controlling voting interest in Butterball from Maxwell Farms, LLC, Goldsboro Milling Company and GM Acquisition LLC (collectively, the Maxwell Group) for a cash purchase price of $177,500,000.  Butterball is a vertically integrated producer, processor and marketer of branded and non-branded turkeys and other turkey products. Seaboard purchased its interest in Butterball from the Maxwell Group after the Maxwell Group had reacquired a 49% interest held by Murphy-Brown, LLC (Murphy-Brown), a subsidiary of Smithfield Foods, Inc.  The other 50% ownership interest in Butterball will continue to be owned by the Maxwell Group.  In connection with the purchase, Butterball also acquired the live turkey growing and related assets of the Maxwell Group and of Murphy-Brown. As of December 31, 2011, Butterball had intangible assets of $111,000,000 for trade name and $60,265,000 for goodwill.  The equity method is used to account for this investment.

In connection with this transaction, Seaboard provided Butterball with a $100,000,000 unsecured subordinated loan (the subordinated loan) with a seven-year maturity and interest of 15% per annum, comprised of 5% payable in cash semi-annually, plus 10% pay-in-kind interest, compounded semi-annually which accumulates and is paid at

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

maturity.  In connection with providing the subordinated loan, Seaboard received detachable warrants, which upon exercise for a nominal price, would enable Seaboard to acquire an additional 5% equity interest in Butterball. Seaboard can exercise these warrants at any time before December 6, 2020. Butterball has the right to repurchase the warrants for fair market value. The warrant agreement essentially provides Seaboard with a 52.5% economic interest, as these warrants are in substance an additional equity interest. Therefore, Seaboard recorded 52.5% of Butterball’s earnings as Income from Affiliates in the Consolidated Statement of Earnings. However, all significant corporate governance matters would continue to be shared equally between Seaboard and Maxwell even if the warrants are exercised, unless Seaboard already owns a majority of the voting rights at the time of exercise. The warrants qualify for equity treatment under accounting standards. Accordingly, as of December 6, 2010, the warrants were allocated a value of $10,586,000, classified as Investments in and Advances to Affiliates on the Consolidated Balance Sheet, and the subordinated loan was allocated a discounted value of $89,414,000, classified as Notes Receivable from Affiliate on the Consolidated Balance Sheet, of the total $100,000,000 subordinated financing discussed above.  The discount on the subordinated loan is being accreted monthly in interest income through the maturity date of December 6, 2017.  Also as part of issuing the subordinated loan, Seaboard received a $2,000,000 cash fee from Butterball as consideration for providing this financing that is being amortized over the term of the subordinated loan.  At December 31, 2011 and 2010, the recorded balance of this Note Receivable from Affiliate was $100,693,000 and $90,109,000, respectively.

In addition, in connection with this transaction Seaboard arranged financing to refinance the existing Butterball debt with third party lenders. For these services, in December 2010, Seaboard received a cash syndication fee from Butterball of $4,525,000, net of arrangement fees paid to several banks who assisted with the third party financing. Since Seaboard has a 52.5% economic interest in Butterball, Seaboard only recognized 47.5% of this net syndication fee in December 2010 in Other Investment Income in the Consolidated Statement of Earnings. The remaining net syndication fee is being amortized over the five year term of the related Butterball debt through December 2015.

During the third quarter of 2011, Seaboard provided a term loan of $13,037,000 to Butterball to pay off capital leases for certain fixed assets which originally were financed with third parties.  The effective interest rate on this term loan is approximately 12%.  Although the term loan expires on January 31, 2018, Seaboard anticipates that Butterball will pay off the term loan prior to such expiration date as Butterball is expected to sell all of the related assets and is required to remit the proceeds from such sale to Seaboard to repay the loan. As of December 31, 2011, the balance of the term loan recorded in Notes Receivable from Affiliate was $10,210,000.  Also, during the third quarter of 2011, Seaboard made an additional capital contribution of $5,598,000 in Butterball to assist Butterball in its acquisition of certain live growing facilities.  Maxwell Farms, LLC, made an equal capital contribution.

In October 2010, Seaboard acquired for $5,000,000 a 25% non-controlling interest in a commodity trading business in Australia. Also in October 2010, Seaboard combined its existing investment in poultry operations in Africa with another existing African based poultry business. Seaboard invested an additional $10,500,000 in this newly-combined poultry business, for a total investment of $16,988,000, which represents a 50% non-controlling interest. This newly-combined business has operations primarily in Kenya and Zambia, and is also expanding by building new operations in the Democratic Republic of Congo.  In the second quarter of 2011, Seaboard’s interest in this business was reduced from 50% to 49%.

In July 2010, Seaboard finalized an agreement to invest in a bakery to be built in Central Africa. Seaboard will have a 50% non-controlling interest in this business. The total project cost is estimated to be $60,500,000, but Seaboard’s total investment has not yet been determined, pending finalization of third party financing alternatives for a portion of the project. It is anticipated that the bakery will become fully operational in the second half of 2012. As of December 31, 2011, Seaboard had invested $21,477,000 in this project.

In March 2010, Seaboard acquired a 50% non-controlling interest in an international specialty grain trading business, PS International, LLC (PSI), located in North Carolina for approximately $7,650,000. There was an initial payment of $6,000,000 made in March 2010, an additional payment of $990,000 in the fourth quarter of 2010, with the remaining $660,000 paid in the first half of 2011 upon verification of the balance sheet as of the date of closing and collection of certain receivables outstanding.  In the fourth quarter of 2011, Seaboard provided a $35,000,000 line of credit to PSI to pay off a credit facility with third party banks used for working capital needs.  The line of credit has an interest rate of prime plus 1%, a 0.5% commitment fee on the unused portion and is secured by the assets of the affiliate.  As of December 31, 2011, Seaboard had a due from affiliates receivable balance of $30,096,000 for amounts advanced under this line of credit.  Effective, January 1, 2012, Seaboard began consolidation accounting and discontinued the equity method of accounting for this investment in PSI with

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Seaboard’s ownership interest increasing from 50% to 70% as a result of Seaboard’s initial payment of $3,660,000 in January 2012.  The final amount of this additional investment will be determined during 2012 upon final verification of certain balance sheet items as of December 31, 2011.  Pro forma results of operations are not presented, as the effects of consolidation are not material to Seaboard’s results of operations.

In prior years, Seaboard’s equity investments in its Nigerian non-consolidated affiliates were written down to zero, and Seaboard suspended use of the equity method of accounting for these non-consolidated affiliates, as losses allocated to Seaboard exceeded the investment. During the fourth quarter of 2009, the application of the equity method of accounting was resumed for these entities as a result of Seaboard’s proportionate share of income exceeding the share of losses not recognized during the prior periods. A significant contributing factor to this change in accounting treatment was the result of one of the entities discontinuing its feed mill operations by selling its trade name and certain assets to an entity in exchange for a non-controlling ownership in such entity and a separate sale of land and building to a third party for cash. Seaboard’s proportionate share of these two asset sales represented approximately $2,323,000 of the income from affiliates for 2009.

Combined condensed financial information of the non-controlled, non-consolidated affiliates for their fiscal periods ended within each of Seaboard’s years ended were as follows (the 2010 net sales and 2010 net income for the Turkey segment below represent the period from December 6, 2010 to December 31, 2010):

Commodity Trading and Milling Segment	December 31,
(Thousands of dollars)	2011	2010	2009
Net sales	$1,750,714	1,117,440	1,051,621
Net income	$33,058	47,594	45,867
Total assets	$864,802	581,755	412,849
Total liabilities	$480,328	250,076	215,146
Total equity	$384,474	331,679	197,703

Sugar Segment	December 31,

(Thousands of dollars)	2011	2010	2009
Net sales	$12,880	20,132	22,293
Net income	$950	2,064	2,169
Total assets	$10,743	10,248	11,544
Total liabilities	$3,851	3,791	6,265
Total equity	$6,892	6,457	5,279

Turkey Segment	December 31,
(Thousands of dollars)	2011	2010
Net sales	$1,375,751	83,409
Net income (loss)	$24,250	(1,901)
Total assets	$819,618	725,464
Total liabilities	$428,361	360,673
Total equity	$391,257	364,791

At December 31, 2011, Seaboard’s carrying value of certain of these investments in affiliates in the Commodity Trading and Milling segment was $11,125,000 more than its share of the affiliate’s book value. The excess is attributable primarily to the valuation of property, plant and equipment and intangible assets. The amortizable assets are being amortized to earnings from affiliates over the remaining life of the assets.

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 5

Property, Plant and Equipment

The following table is a summary of property, plant and equipment at the end of each year:

	Useful	December 31,
(Thousands of dollars)	Lives	2011	2010
Land and improvements	0-15 years	$173,517	$166,201
Buildings and improvements	30 years	376,659	348,160
Machinery and equipment	3-20 years	794,435	727,148
Vessels and vehicles	3-18 years	147,125	144,380
Office furniture and fixtures	5 years	28,376	26,527
Construction in progress		136,396	83,896
		1,656,508	1,496,312
Accumulated depreciation and amortization		(859,686)	(795,181)
Net property, plant and equipment		$796,822	$701,131

During the second quarter of 2009, Seaboard started operations at its ham boning and processing plant in Mexico.  Despite being in operation for over two years, overall results have been below expectations with inconsistencies in margins and volumes. In the third quarter of 2011, Seaboard performed an impairment evaluation of this plant and determined there was an impairment loss based on management’s current cash flow assumptions and probabilities of outcomes. This analysis resulted in a $5,600,000 impairment charge recorded in cost of sales on the Consolidated Statement of Earnings during the third quarter of 2011 to write down the recorded value of these assets to the estimated fair value.  As this plant is not wholly-owned by Seaboard, this impairment charge is partially offset by a reduction (loss attributable) to noncontrolling interest of $1,830,000.  Accordingly, the total impact on net earnings attributable to Seaboard, net of taxes, was $2,300,000.  The remaining net book value of these assets as of December 31, 2011 was $3,840,000.

Note 6

Goodwill and Intangible Assets, Net

Goodwill and intangible assets relate to the 2005 acquisition of Daily’s, a bacon processor located in the western United States, and the related subsequent repurchase of a non-controlling interest of Seaboard Foods LLC in the Pork segment.

The following table is a summary of intangible assets at the end of each year:

	December 31,
(Thousands of dollars)	2011	2010
Intangibles subject to amortization:
Gross carrying amount customer relationships	$9,045	$9,045
Accumulated amortization customer relationships	(6,549)	(6,299)
Intangibles subject to amortization, net	2,496	2,746
Intangibles not subject to amortization:
Carrying amount-trade names and registered trademarks	17,000	17,000
Total intangible assets, net	$19,496	$19,746

The amortization expense of amortizable intangible assets for the years ended December 31, 2011, 2010 and 2009 was $250,000, $930,000 and $1,610,000, respectively. Amortization expense for the five succeeding years is $250,000 each year.

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 7

Income Taxes

Income taxes attributable to continuing operations for the years ended December 31, 2011, 2010 and 2009 differed from the amounts computed by applying the statutory U.S. Federal income tax rate of 35% to earnings (loss) before income taxes excluding non-controlling interest for the following reasons:

	Years ended December 31,
(Thousands of dollars)	2011	2010	2009
Computed “expected” tax expense excluding non-controlling interest	$155,714	$127,625	$31,572
Adjustments to tax expense attributable to:
Foreign tax differences	(40,733)	(33,322)	(20,332)
Tax-exempt investment income	(116)	(974)	(1,809)
State income taxes, net of federal benefit	3,849	1,803	(3,010)
Change in valuation allowance	(754)	(6,189)	(2,146)
Federal tax credits	(5,153)	(3,351)	(3,672)
Change in pension deferred tax	(199)	(329)	(3,508)
Domestic manufacturing deduction	(8,012)	(4,837)	(459)
Other	(5,545)	607	1,088
Total income tax expense (benefit)	$99,051	$81,033	$(2,276)

Most of Seaboard’s foreign tax differences are attributable to a significant portion of the earnings from Seaboard’s foreign operations being subject to no income tax or a tax rate which is considerably lower than the U.S. corporate tax rate.

Earnings before income taxes consisted of the following:

	Years ended December 31,
(Thousands of dollars)	2011	2010	2009
United States	$300,992	$223,401	$(14,511)
Foreign	143,906	141,243	104,717
Total earnings excluding non-controlling interest	444,898	364,644	90,206
Less net loss attributable to non-controlling interest	2,290	599	965
Total earnings before income taxes	$442,608	$364,045	$89,241

The components of total income taxes were as follows:

	Years ended December 31,
(Thousands of dollars)	2011	2010	2009
Current:
Federal	$79,069	$48,814	$943
Foreign	15,318	15,855	8,454
State and local	6,549	2,924	(125)
Deferred:
Federal	(1,761)	13,204	(18,216)
Foreign	(232)	15	10,285
State and local	108	221	(3,617)
Income tax expense (benefit)	99,051	81,033	(2,276)
Unrealized changes in other comprehensive income	(12,604)	(5,443)	(3,206)
Total income taxes	$86,447	$75,590	$(5,482)

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

As of December 31, 2011 and 2010, Seaboard had income taxes receivable of $33,539,000 and $12,234,000, respectively, primarily related to domestic tax jurisdictions, and had income taxes payable of $2,604,000 and $7,066,000, respectively, primarily related to foreign tax jurisdictions.

Components of the net deferred income tax liability at the end of each year were as follows:

	December 31,
(Thousands of dollars)	2011	2010
Deferred income tax liabilities:
Cash basis farming adjustment	$10,581	$10,724
Depreciation	109,409	98,692
LIFO	27,927	29,017
Other	4,406	3,768
	$152,323	$142,201
Deferred income tax assets:
Reserves/accruals	$83,816	$67,244
Tax credit carry-forwards	11,217	9,554
Deferred earnings of foreign subsidiaries	12,672	6,274
Net operating and capital loss carry-forwards	15,800	18,727
Foreign minimum tax credit carry-forward	–	10,400
Other	2,041	3,364
	125,546	115,563
Valuation allowance	16,320	30,664
Net deferred income tax liability	$43,097	$57,302

Seaboard recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. For the years ended December 31, 2011, 2010 and 2009, such interest and penalties were not material. The Company had approximately $1,377,000 and $1,323,000 accrued for the payment of interest and penalties on uncertain tax positions at December 31, 2011, and 2010, respectively.

As of December 31, 2011 and 2010, Seaboard had $7,898,000 and $3,548,000, respectively, in total unrecognized tax benefits all of which, if recognized, would affect the effective tax rate. Seaboard does not have any material uncertain tax positions in which it is reasonably possible that the total amounts of the unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.  The following table is a reconciliation of the beginning and ending amount of unrecognized tax benefits:

(Thousands of dollars)	2011	2010
Beginning balance at January 1	$3,548	$3,395
Additions for uncertain tax positions of prior years	66	596
Decreases for uncertain tax positions of prior years	(109)	(367)
Additions for uncertain tax positions of current year	4,791	21
Settlements	–	(97)
Lapse of statute of limitations	(398)	–
Ending balance at December 31	$7,898	$3,548

Seaboard’s tax returns are regularly audited by federal, state and foreign tax authorities, which may result in adjustments. Seaboard’s U.S. federal income tax years’ are closed through 2005. Seaboard’s 2006-2009 U.S. income tax returns are currently under IRS examination.

As of December 31 2011, Seaboard had not provided for U.S. Federal Income and foreign withholding taxes on $845,369,000 of undistributed earnings from foreign operations, as Seaboard intends to reinvest such earnings indefinitely outside of the United States. Determination of the tax that might be paid on these undistributed earnings if eventually remitted is not practical.

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Seaboard had a tax holiday in the Dominican Republic for the Power segment in 2011, 2010 and 2009, which resulted in tax savings of approximately $16,275,000, $3,434,000 and $3,259,000, or $13.40, $2.80 and $2.63 per diluted earnings per common share for the years ended December 31, 2011, 2010 and 2009, respectively. The tax holiday will cease on April 1, 2012.

Management believes Seaboard’s future taxable income will be sufficient for full realization of the net deferred tax assets. The valuation allowance relates to the tax benefits from foreign net operating losses. Management does not believe these benefits are more likely than not to be realized due to limitations imposed on the deduction of these losses. At December 31, 2011, Seaboard had foreign net operating loss carry-forwards (NOLs) of approximately $51,836,000 a portion of which expire in varying amounts between 2012 and 2017, while others have indefinite expiration periods.

At December 31, 2011, Seaboard had state tax credit carry-forwards of approximately $17,257,000, net of valuation allowance, all of which carry-forward indefinitely.

Note 8

Notes Payable and Long-Term Debt

Notes payable amounting to $16,219,000 and $78,729,000 at December 31, 2011 and 2010, respectively, consisted of obligations due banks on demand or based on Seaboard’s ability and intent to repay within one year. At December 31, 2011, Seaboard had a committed bank line totaling $300,000,000, maturing July 10, 2013, and uncommitted bank lines totaling approximately $182,966,000, of which $132,966,000 of the uncommitted lines relate to foreign subsidiaries. At December 31, 2011, there were no borrowings outstanding under the committed line, and borrowings outstanding under the uncommitted lines totaled $16,219,000, all related to foreign subsidiaries.  The uncommitted borrowings outstanding at December 31, 2011 primarily represented $11,974,000 denominated in South African rand. Also included in notes payable at December 31, 2010 was a term note of $45,000,000 denominated in U.S. dollars related to the Sugar segment in Argentina, which was repaid in November 2011. The weighted average interest rates for outstanding notes payable were 9.34% and 5.79% at December 31, 2011 and 2010, respectively.

At December 31, 2011, Seaboard’s borrowing capacity under its committed and uncommitted lines was reduced by letters of credit (LCs) totaling $48,078,000 and $25,045,000, respectively, primarily including $26,385,000 of LCs for Seaboard’s outstanding Industrial Development Revenue Bonds (IDRBs) and $21,500,000 related to insurance coverages.

The notes payable to banks under the credit lines are unsecured. The lines of credit do not require compensating balances. Facility fees on these agreements are not material.

On September 17, 2010, Seaboard entered into a credit agreement for $114,000,000 at a fixed rate of 5.34% for the financing of a new power generating facility in the Dominican Republic, as discussed in Note 13. The credit facility will mature in December 2021 and is secured by the power generating facility.  At December 31, 2011, $81,318,000 had been borrowed from this credit facility.

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The following table is a summary of long-term debt at the end of each year:

	December 31,
(Thousands of dollars)	2011	2010
Private placements:
6.21% senior notes, due 2012	$1,072	$2,143
6.92% senior notes, due 2012	31,000	31,000
Industrial Development Revenue Bonds, floating rates (1.27% - 2.10% at December 31, 2011) due 2014 through 2027	41,800	41,800
Foreign subsidiary obligation, 5.34%, due 2012 through 2021	81,318	16,352
Foreign subsidiary obligation, floating rate	206	221
Capital lease obligations and other	1,856	1,588
	157,252	93,104
Current maturities of long-term debt	(40,885)	(1,697)
Long-term debt, less current maturities	$116,367	$91,407

Of the 2011 foreign subsidiary obligations, $81,318,000 was payable in U.S. dollars and $206,000 was payable in Argentine pesos.  Of the 2010 foreign subsidiary obligations, $16,352,000 was payable in U.S. dollars and $221,000 was payable in Argentine pesos.

The terms of the note agreements pursuant to which the senior notes, IDRBs, bank debt and credit lines were issued require, among other terms, the maintenance of certain ratios and minimum net worth, the most restrictive of which requires consolidated funded debt not to exceed 50% of consolidated total capitalization; an adjusted leverage ratio of less than 3.5 to 1.0; requires the maintenance of consolidated tangible net worth, as defined, of not less than $1,150,000,000, plus 25% of cumulative consolidated net income beginning March 29, 2008; limits aggregate dividend payments to $10,000,000, plus 50% of consolidated net income, less 100% of consolidated net losses beginning January 1, 2002, plus the aggregate amount of Net Proceeds of Capital Stock for such period ($800,000,000 as of December 31, 2011) or $15,000,000 per year under certain circumstances; limits the sum of subsidiary indebtedness and priority indebtedness to 10% of consolidated tangible net worth; and limits Seaboard’s ability to acquire investments and sell assets under certain circumstances. Seaboard is in compliance with all restrictive debt covenants relating to these agreements as of December 31, 2011.

Annual maturities of long-term debt at December 31, 2011 are as follows: $40,885,000 in 2012, $8,688,000 in 2013, $16,085,000 in 2014, $8,132,000 in 2015, $8,132,000 in 2016 and $75,330,000 thereafter.

Note 9

Derivatives and Fair Value of Financial Instruments

U.S. GAAP discusses several valuation techniques, such as the market approach (prices and other relevant information generated by market conditions involving identical or comparable assets or liabilities), the income approach (techniques to convert future amounts to single present amounts based on market expectations including present value techniques and option pricing) and the cost approach (amount that would be required to replace the service capacity of an asset which is often referred to as replacement cost). U.S. GAAP utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

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

Level 3: Significant Unobservable Inputs - Unobservable inputs that reflect the reporting entity’s own assumptions.

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The following tables show assets and liabilities measured at fair value (derivatives exclude margin accounts) on a recurring basis as of December 31, 2011 and 2010 respectively, and also the level within the fair value hierarchy used to measure each category of assets:

	Balance
	December 31,
(Thousands of dollars)	2011	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities – short-term
investments:
Money market funds	$139,420	$139,420	$–	$–
Corporate bonds	89,146	–	89,146	–
Fixed rate municipal notes and bonds	17,788	–	17,788	–
Emerging markets debt mutual fund	16,399	16,399	–	–
Collateralized mortgage obligations	15,011	–	15,011	–
U.S. Government agency securities	9,757	–	9,757	–
U.S. Treasury securities	4,905	–	4,905	–
Asset backed debt securities	3,533	–	3,533	–
Other	1,484	–	1,484	–
Trading securities- short term investments:
High yield debt securities	20,750	–	20,750	–
Emerging markets trading debt mutual fund	2,487	2,487	–	–
Emerging markets trading debt securities	2,355	–	2,355	–
Other debt securities	221	–	221	–
Trading securities – other current assets:
Domestic equity securities	13,563	13,563	–	–
Foreign equity securities	7,490	3,991	3,499	–
Money market funds	4,521	4,521	–	–
Fixed income mutual funds	4,483	4,483	–	–
U.S. Government agency securities	2,085	–	2,085	–
U.S. Treasury securities	1,474	–	1,474	–
Corporate bonds	72	–	72	–
Other	236	159	77	–
Derivatives
Commodities (1)	5,144	5,144	–	–
Interest rate swaps	–	–	–	–
Foreign currencies	2,247	–	2,247	–
Total Assets	$364,571	$190,167	$174,404	$–
Liabilities:
Derivatives:
Commodities (1)	$5,529	$5,529	$–	$–
Interest rate swaps	11,268	–	11,268	–
Foreign currencies	3,380	–	3,380	–
Total Liabilities	$20,177	$5,529	$14,648	$–

(1) Seaboard’s commodities derivative assets and liabilities are presented in the Consolidated Balance Sheets on a net basis, including netting the derivatives with the related margin accounts.  As of December 31, 2011, the commodity derivatives had a margin account balance of $8,619,000 resulting in a net other current asset on the Consolidated Balance Sheets of $8,234,000.

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

	Balance
	December 31,
(Thousands of dollars)	2010	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities – short-term
investments:
Money market funds	$110,164	$110,164	$–	$–
Corporate bonds	82,351	–	82,351	–
Enhanced cash mutual fund	60,302	60,302	–	–
Fixed rate municipal notes and bonds	20,648	–	20,648	–
Collateralized mortgage obligations	12,380	–	12,380	–
U.S. Government agency securities	10,184	–	10,184	–
U.S. Treasury securities	7,148	–	7,148	–
Asset backed debt securities	2,848	–	2,848	–
Other	2,355	–	2,355	–
Trading securities- short term investments:
High yield debt securities	20,783	–	20,783	–
Emerging markets trading debt securities	2,072	–	2,072	–
Other debt securities	970	–	970	–
Trading securities – other current assets:
Domestic equity securities	13,332	13,332	–	–
Foreign equity securities	8,157	4,131	4,026	–
Fixed income mutual funds	3,758	3,758	–	–
Money market funds	3,208	3,208	–	–
U.S. Treasury securities	2,732	–	2,732	–
U.S. Government agency securities	1,371	–	1,371	–
Other	183	157	26	–
Derivatives:
Commodities (1)	15,966	15,958	8	–
Interest rate swaps	1,410	–	1,410	–
Foreign currencies	120	–	120	–
Total Assets	$382,442	$211,010	$171,432	$–
Liabilities:
Derivatives:
Commodities (1)	$9,170	$9,170	$–	$–
Interest rate swaps	1,161	–	1,161	–
Foreign currencies	11,652	–	11,652	–
Total Liabilities	$21,983	$9,170	$12,813	$–

(1) Seaboard’s commodities derivative assets and liabilities are presented in the Consolidated Balance Sheets on a net basis, including netting the derivatives with the related margin accounts.  As of December 31, 2010, the commodity derivatives had a margin account balance of $2,178,000 resulting in a net other current asset on the Consolidated Balance Sheets of $8,974,000.

Financial instruments consisting of cash and cash equivalents, net receivables, notes payable and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of the instruments.

The fair value of long-term debt is estimated by comparing interest rates for debt with similar terms and maturities. The amortized cost and estimated fair values of investments and long-term debt at December 31, 2011 and 2010 are presented below:

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

December 31,	2011		2010
(Thousands of dollars)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Short-term investments, available-for-sale	$297,916	$297,443	$307,015	$308,380
Short-term investments, trading debt securities	25,437	25,813	22,254	23,825
Long-term debt	157,252	161,636	93,104	96,438

While management believes its derivatives are primarily economic hedges of its firm purchase and sales contracts or anticipated sales contracts, Seaboard does not perform the extensive record-keeping required to account for these types of transactions as hedges for accounting purposes.

Commodity Instruments

Seaboard uses various grain, meal, hog and energy resource related futures and options to manage its risk to price fluctuations for raw materials and other inventories, finished product sales and firm sales commitments. Seaboard also enters into speculative derivative transactions not directly related to its raw material requirements. The nature of Seaboard’s market risk exposure has not changed materially since December 31, 2010. Commodity derivatives are recorded at fair value, with any changes in fair value being marked to market as a component of cost of sales on the Consolidated Statements of Earnings. Since these derivatives are not accounted for as hedges, fluctuations in the related commodity prices could have a material impact on earnings in any given period.

At December 31, 2011, Seaboard had open net derivative contracts to purchase 23,300 tons of soybean meal, 2,580,000 pounds of soybean oil and 2,280,000 pounds of hogs and open net derivative contracts to sell 10,599,000 bushels of grain and 1,176,000 gallons of heating oil.  At December 31, 2010, Seaboard had open net derivative contracts to purchase 5,880,000 bushels of grain, 2,900 tons of soybean meal and 43,240,000 pounds of hogs and open net derivative contracts to sell 1,806,000 gallons of heating oil.  For the years ended December 31, 2011, 2010 and 2009, Seaboard recognized net realized and unrealized gains of $20,279,000, $8,047,000 and $7,047,000, respectively, related to commodity contracts, primarily included in cost of sales on the Consolidated Statements of Earnings.

Foreign Currency Exchange Agreements

Seaboard enters into foreign currency exchange agreements to manage the foreign currency exchange rate risk with respect to certain transactions denominated in foreign currencies. Foreign exchange agreements that were primarily related to the underlying commodity transaction were recorded at fair value, with changes in value marked to market as a component of cost of sales on the Consolidated Statements of Earnings. Foreign exchange agreements that were not related to an underlying commodity transaction were recorded at fair value, with changes in value marked to market as a component of foreign currency gain on the Consolidated Statements of Earnings. Since these agreements are not accounted for as hedges, fluctuations in the related currency exchange rates could have a material impact on earnings in any given year.

At December 31, 2011 and 2010, Seaboard had trading foreign exchange contracts to cover its firm sales and purchase commitments and related trade receivables and payables, with notional amounts of $158,266,000 and $183,042,000, respectively, primarily related to the South African rand.

Interest Rate Exchange Agreements

In May 2010, Seaboard entered into three ten-year interest rate exchange agreements which involve the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to mitigate the effects of fluctuations in interest rates on variable rate debt. Seaboard pays a fixed rate and receives a variable rate of interest on three notional amounts of $25,000,000 each. In August 2010, Seaboard entered into another ten-year interest rate exchange agreement, with a notional amount of $25,000,000 that has terms similar to those for the other three interest rate exchange agreements referred to above. While Seaboard has certain variable rate debt, these interest rate exchange agreements do not qualify as hedges for accounting purposes. Accordingly, the changes in fair value of these agreements are recorded in Miscellaneous, net in the Consolidated Statement of Earnings. At December 31, 2011 and 2010, Seaboard had four interest rate exchange agreements outstanding with a total notional value of $100,000,000.

The following table provides the amount of gain or (loss) recognized for each type of derivative and where it was recognized in the Consolidated Statement of Earnings for the year ended December 31, 2011 and 2010:

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

		2011	2010
	Location of Gain or (Loss)	Amount of Gain or (Loss)
	Recognized in Income on	Recognized in Income on
(Thousands of dollars)	Derivatives	Derivatives
Commodities	Cost of sales-products	$20,279	$8,047
Foreign currencies	Cost of sales-products	25,692	(18,538)
Foreign currencies	Foreign currency	(1,957)	(1,580)
Interest rate	Miscellaneous, net	(14,467)	(1,309)

The following table provides the fair value of each type of derivative held as of December 31, 2011 and 2010 and where each derivative is included on the Consolidated Balance Sheets:

	Asset Derivatives			Liability Derivatives
		2011	2010		2011	2010
	Balance Sheet	Fair		Balance Sheet	Fair
(Thousands of dollars)	Location	Value		Location	Value
Commodities(1)	Other current assets	$5,144	$15,966	Other current asset	$5,529	$9,170
Foreign currencies	Other current assets	2,247	120	Other accrued liabilities	3,380	11,652
Interest rate	Other current assets	–	1,410	Other accrued liabilities	11,268	1,161

(1) Seaboard’s commodities derivative assets and liabilities are presented in the Consolidated Balance Sheets on a net basis, including netting the derivatives with the related margin accounts.  As of December 31, 2011 and 2010, the commodity derivatives had a margin account balance of $8,619,000 and $2,178,000, respectively, resulting in a net other current asset on the Consolidated Balance Sheets of $8,234,000 and $8,974,000, respectively.

Counterparty Credit Risk

Seaboard is subject to counterparty credit risk related to its foreign currency exchange agreements and interest rate swaps, should the counterparties fail to perform according to the terms of the contracts. Seaboard’s foreign currency exchange agreements have a maximum amount of loss due to credit risk in the amount of $2,247,000 with six counterparties.  Seaboard does not hold any collateral related to these agreements.

Note 10

Employee Benefits

Seaboard maintains a defined benefit pension plan for its domestic salaried and clerical employees and, effective January 1, 2010, split a portion of employees from this plan into a new defined benefit plan with identical benefits. Both plans are collectively referred to below as “the Plans.”  The Plans generally provides eligibility for participation after one year of service upon attaining the age of 21. Benefits are generally based upon the number of years of service and a percentage of final average pay.

Seaboard has historically based pension contributions on minimum funding standards to avoid the Pension Benefit Guaranty Corporation variable rate premiums established by the Employee Retirement Income Security Act of 1974. However, in July 2009, Seaboard made a deductible contribution of $14,615,000 for the 2008 plan year as a result of the significant investment losses incurred in the defined benefit pension plan during the fourth quarter of 2008. Management did not make any contributions in 2011 and 2010 and currently does not plan on making any contributions to the Plans in 2012.

As part of the split of the defined benefit pension plan discussed above, on January 1, 2010, Seaboard implemented a new investment policy for each of the two separate plans. The difference in target allocation percentages are based on one plan having more current retirees and thus a more conservative portfolio versus the other plan, which can assume greater risk as it will have a longer investment time horizon. Assets are invested in the Plans to achieve a diversified overall portfolio consisting primarily of individual stocks, money market funds, collective investment funds, bonds and mutual funds. Seaboard is willing to accept a moderate level of risk to potentially achieve higher investment returns. The overall portfolios are evaluated relative to customized benchmarks. The investment strategy provides investment managers’ discretion, and is periodically reviewed by management for adherence to policy and performance against benchmarks. Seaboard’s asset allocation targets and actual investment composition within the

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Plans were as follows:

Actual Composition of Plans at December 31,
	Target Allocations	2011	2010
Domestic Large Cap Equity	29-40%	29-40%	31-42%
Domestic Small and Mid-Cap Equity	7-10%	11-13%	12-14%
International Equity	11-16%	10-15%	11-15%
Fixed Income	25-42%	23-40%	22-39%
Alternative investments	6-8%	6-7%	4-5%
Cash and cash equivalents	1-5%	2-4%	2-3%

As described in Note 9 to the Consolidated Financial Statements, U.S. GAAP utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following tables shows the Plans’ assets measured at estimated fair value as of December 31, 2011 and 2010, respectively, and also the level within the fair value hierarchy used to measure each category of assets:

	Balance
	December 31,
(Thousands of dollars)	2011	Level 1	Level 2	Level 3
Assets:
Domestic equity securities	$34,770	$34,770	$–	$–
Corporate bonds	18,526	–	18,526	–
Foreign equity securities	7,107	7,107	–	–
Fixed income mutual funds	6,400	6,400	–	–
Money market funds	6,513	6,513		–
U.S. Treasury STRIPS	3,587	–	3,587	–
Emerging markets-equity	3,349	3,349	–	–
Mutual funds-equities	3,485	3,485	–	–
Real estate mutual fund	2,909	2,909	–	–
Exchange traded funds-fixed income	1,788	1,788	–	–
Municipal bonds	2,048	–	2,048	–
Other	1,030	–	1,030	–
Total Assets	$91,512	$66,321	$25,191	$–

	Balance
	December 31,
(Thousands of dollars)	2010	Level 1	Level 2	Level 3
Assets:
Domestic equity securities	$27,411	$27,411	$–	$–
Corporate bonds	19,570	–	19,570	–
Collective investment funds	12,889	–	12,889	–
Foreign equity securities	7,410	7,410	–	–
Fixed income mutual funds	6,073	6,073	–	–
Money market funds	5,337	5,337	–	–
U.S. Treasury STRIPS	3,135	–	3,135	–
Emerging markets- equity	3,012	3,012	–	–
Mutual funds-equities	2,892	2,892	–	–
Real estate mutual fund	2,042	2,042	–	–
Exchange traded funds- fixed income	1,787	1,787	–	–
Municipal bonds	1,713	–	1,713	–
Other	367	204	163	–
Total Assets	$93,638	$56,168	$37,470	$–

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Seaboard also sponsors non-qualified, unfunded supplemental executive plans, and has certain individual, non-qualified, unfunded supplemental retirement agreements for certain retired employees. The unamortized prior service cost is being amortized over the average remaining working lifetime of the active participants for this plan. Management has no plans to provide funding for these supplemental executive plans in advance of when the benefits are paid.

Assumptions used in determining pension information for all of the above plans were:

	Years ended December 31,
	2011	2010	2009
Weighted-average assumptions
Discount rate used to determine obligations	3.75-4.70%	4.45-5.65%	5.25-6.25%
Discount rate used to determine net periodic benefit cost	4.45-5.65%	5.25-6.25%	6.25%
Expected return on plan assets	7.00-7.50%	7.25-7.75%	7.50%
Long-term rate of increase in compensation levels	4.00-5.00%	4.00-5.00%	4.00-5.00%

Management selected the discount rate based on a model-based result where the timing and amount of cash flows approximates the estimated payouts. The expected returns on the Plans’ assets assumption are based on the weighted average of asset class expected returns that are consistent with historical returns. The assumed rate selected was based on model-based results that reflect the Plans’ asset allocation and related long-term projected returns. The measurement date for all plans is December 31. The unrecognized net actuarial losses are generally amortized over the average remaining working lifetime of the active participants for all of these plans.

The changes in the plans’ benefit obligations and fair value of assets for the Plans, supplemental executive plans and retirement agreements for the years ended December 31, 2011 and 2010, and a statement of the funded status as of December 31, 2011 and 2010 were as follows:

	2011	2010
	Accumulated	Assets exceed	Accumulated
December 31,	benefits	accumulated	benefits
(Thousands of dollars)	exceed assets	benefits	exceed assets
Reconciliation of benefit obligation:
Benefit obligation at beginning of year	$173,023	$–	$147,915
Service cost	7,523	1,370	4,997
Interest cost	9,025	3,258	5,454
Actuarial losses	19,637	4,896	10,013
Benefits paid	(4,668)	(2,563)	(2,317)
Plan split	–	55,648	(55,648)
Benefit obligation at end of year	$204,540	$62,609	$110,414
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of year	$93,638	$–	$84,829
Actual return on plan assets	807	7,106	4,513
Employer contributions	1,735	–	2,070
Benefits paid	(4,668)	(2,563)	(2,317)
Plan split	–	59,152	(59,152)
Fair value of plan assets at end of year	$91,512	$63,695	$29,943
Funded status	$(113,028)	$1,086	$(80,471)

The net funded status of the Plans was $(26,819,000) and $(2,713,000) at December 31, 2011 and 2010, respectively. The accumulated benefit obligation for the Plans was $102,165,000 and $83,727,000, and for the other plans was $59,229,000 and $56,120,000 at December 31, 2011 and 2010, respectively. Expected future net benefit payments for all plans during each of the next five years and in aggregate for the five year period beginning with the sixth year are as follows: $11,733,000, $5,740,000, $6,325,000, $8,721,000, $11,313,000, and $65,097,000, respectively.

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The net periodic cost of benefits of these plans was as follows:

	Years ended December 31,
(Thousands of dollars)	2011	2010	2009
Components of net periodic benefit cost:
Service cost	$7,550	$6,367	$6,040
Interest cost	8,997	8,712	8,183
Expected return on plan assets	(6,598)	(6,218)	(4,761)
Amortization and other	4,027	4,046	5,017
Net periodic benefit cost	$13,976	$12,907	$14,479

The amounts not reflected in net periodic benefit cost and included in accumulated other comprehensive income (AOCI) before taxes at December 31, 2011 and 2010 were as follows:

(Thousands of dollars)	2011	2010
Accumulated loss, net of gain	$(81,708)	$(54,752)
Prior service cost, net of credit	(6,351)	(7,280)
Transitional obligation	–	(16)
Total Accumulated Other Comprehensive Income	$(88,059)	$(62,048)

The amounts in AOCI expected to be recognized as components of net periodic benefit cost in 2012 are as follows:

(Thousands of dollars)	2012
Prior service cost, net of credit	$844
Transition obligation	5,227
Estimated net periodic benefit cost	$6,071

Seaboard participates in a multi-employer pension fund, the United Food & Commercial Workers International Union-Industry Pension Fund, which covers certain union employees under a collective bargaining agreement. This fund’s employer identification plan is 51-6055922 and this plan’s number is 001.  For the plan year beginning July 1, 2011, this plan’s “zone status” is green and is not subject to a funding improvement plan. Seaboard is required to make contributions to this plan in amounts established under the collective bargaining agreement that expires in July 2014. Contribution expense for this plan was $545,000, $528,000 and $509,000 for the years ended December 31, 2011, 2010 and 2009, respectively, which represents less than five percent of total contributions to this plan. The applicable portion of the total plan benefits and net assets of this plan is not separately identifiable, although Seaboard has received notice that, under certain circumstances, it could be liable for unfunded vested benefits or other expenses of this jointly administered union plan.  Seaboard has not established any liabilities for potential future withdrawal, as such withdrawal from this plan is not probable.

Seaboard maintains a defined contribution plan covering most of its domestic salaried and clerical employees. In 2011 and 2010, Seaboard contributed to this plan an amount equal to 50% of employee contributions, up to a maximum of 6% of employee compensation. In 2009, Seaboard contributed to this plan an amount equal to 100% of employee contributions, up to a maximum of 3% of employee compensation. Employee vesting is based upon years of service, with 20% vested after one year of service and an additional 20% vesting with each additional complete year of service. Contribution expense for this plan was $1,956,000, $1,826,000 and $1,868,000 for the years ended December 31, 2011, 2010 and 2009, respectively. In addition, Seaboard maintains a defined contribution plan covering most of its hourly, non-union employees and two defined contribution plans covering most of Daily’s employees.  Contribution expense for these plans was $507,000, $1,455,000 and $1,378,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Seaboard has a deferred compensation plan which allows certain employees to reduce their compensation in exchange for values in four investments. Seaboard also has an Investment Option Plan which allowed certain employees to reduce their compensation in exchange for an option to acquire interests measured by reference to three investments. However, as a result of U.S. tax legislation passed in 2004, reductions to compensation earned after 2004 are no longer allowed under the Investment Option Plan. The exercise price for each investment option was established based upon the fair market value of the underlying investment on the date of grant. Under both plans, Seaboard contributes 3% of the employees reduced compensation. Seaboard’s expense (income) for these two deferred compensation plans, which primarily includes amounts related to the change in fair value of the underlying

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

investment accounts was $(1,505,000), $4,267,000 and $4,340,000 for the years ended December 31, 2011, 2010 and 2009, respectively. Included in other liabilities at December 31, 2011 and 2010 are $29,647,000 and $28,444,000, respectively, representing the market value of the payable to the employees upon distribution or exercise for each plan. In conjunction with these plans, Seaboard purchased the specified number of units of the employee-designated investment, plus the applicable option price for the Investment Option Plan. These investments are treated as trading securities and are stated at their fair market values. Accordingly, as of December 31, 2011 and 2010, $33,924,000 and $32,739,000, respectively, were included in other current assets on the Consolidated Balance Sheets. Investment income (loss) related to the mark-to-market of these investments for 2011, 2010, and 2009 totaled $(1,584,000), $4,203,000 and $4,253,000, respectively.

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

Contingent Obligations

Certain of the non-consolidated affiliates and third party contractors who perform services for Seaboard have bank debt supporting their underlying operations. From time to time, Seaboard will provide guarantees of that debt allowing a lower borrowing rate or facilitating third party financing in order to further business objectives. Seaboard does not issue guarantees of third parties for compensation. As of December 31, 2011, Seaboard had guarantees outstanding to three third parties with a total maximum exposure of $1,275,000. Seaboard has not accrued a liability for any of the third party or affiliate guarantees as management considers the likelihood of loss to be remote.

As of December 31, 2011, Seaboard had outstanding letters of credit (LCs) with various banks which reduced its borrowing capacity under its committed and uncommitted credit facilities as discussed in Note 8 by $48,078,000 and $25,045,000, respectively. Included in these amounts are LCs totaling $26,385,000, which support the IDRBs included as long-term debt and $21,500,000 of LCs related to insurance coverage.

Commitments

As of December 31, 2011 Seaboard had various firm non-cancelable purchase commitments and commitments under other agreements, arrangements and operating leases, as described in the table below:

Purchase commitments	Years ended December 31,
(Thousands of dollars)	2012	2013	2014	2015	2016	Thereafter
Hog procurement contracts	$166,904	$118,934	$112,769	$109,784	$90,300	$73,580
Grain and feed ingredients	149,053	910	–	–	–	–
Grain purchase contracts for resale	409,011	–	–	–	–	–
Construction of new power barge	18,071	–	–	–	–	–
Fuel purchase contract	37,020	–	–	–	–	–
Equipment purchases and facility improvements	18,537	–	–	–	–	–
Other purchase commitments	28,538	2,597	71	35	34	161
Total firm purchase commitments	827,134	122,441	112,840	109,819	90,334	73,741
Vessel, time and voyage-charter
Arrangements	101,087	48,093	28,262	26,098	18,849	98,961
Contract grower finishing agreements	11,673	10,470	9,295	8,713	9,019	16,919
Other operating lease payments	17,920	15,370	13,893	13,345	13,215	187,766
Total unrecognized firm commitments	$957,814	$196,374	$164,290	$157,975	$131,417	$377,387

Seaboard has contracted with third parties for the purchase of live hogs to process at its pork processing plant, and has entered into grain and feed ingredient purchase contracts to support its live hog operations. The commitment amounts included in the table are based on projected market prices as of December 31, 2011. During 2011, 2010

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

and 2009, this segment paid $181,383,000, $183,982,000 and $163,047,000, respectively, for live hogs purchased under committed contracts.

The Commodity Trading and Milling segment enters into grain purchase contracts and ocean freight contracts, primarily to support firm sales commitments. These contracts are valued based on projected commodity prices as of December 31, 2011.  This segment also has short-term voyage-charters in place for delivery of future grain sales.

The Marine segment enters into contracts to time-charter vessels for use in its operations. These contracts range from short-term time charters for a few months and long-term commitments ranging from one to twelve years. This segment’s charter hire expenses during 2011, 2010 and 2009 totaled $87,895,000, $57,606,000 and $82,728,000, respectively.

To support the operations of the Pork segment, Seaboard has contract grower finishing agreements in place with farmers to raise a portion of Seaboard’s hogs according to Seaboard’s specifications under long-term service agreements. Under the terms of the agreements, additional payments would be required if the grower achieves certain performance standards. The contract grower finishing obligations shown above do not reflect these incentive payments which, given current operating performance, total approximately $1,400,000 per year. In the event the farmer is unable to perform at an acceptable level, Seaboard has the right to terminate the contract. During the years ended 2011, 2010 and 2009, Seaboard paid $13,037,000, $13,752,000 and $13,703,000, respectively, under contract grower finishing agreements.

Seaboard also leases various facilities and equipment under non-cancelable operating lease agreements, including a terminal operations agreement at the Port of Miami which runs through 2028. Rental expense for operating leases amounted to $25,916,000, $24,835,000 and $26,404,000 in 2011, 2010 and 2009, respectively.

The Power segment entered into a contract for the supply of natural gas for 2012 related to the new power barge.

Note 12

Stockholders’ Equity and Accumulated Other Comprehensive Loss

On October 31, 2011, the Board of Directors extended through October 31, 2012, the share repurchase program previously approved on November 6, 2009 and originally set to expire on October 31, 2011.  Under this share repurchase program, Seaboard is authorized to repurchase from time to time up to $100,000,000 market value of its Common Stock in open market or privately negotiated purchases which may be above or below the traded market price.  During the period that the share repurchase program remains in effect, from time to time, Seaboard may enter into a 10b5-1 plan authorizing a third party to make such purchases on behalf of Seaboard.  The stock repurchase will be funded by cash on hand.  Shares repurchased will be retired and resume the status of authorized and unissued shares. All stock repurchased will be made in compliance with applicable legal requirements and the timing of the repurchases and the number of shares repurchased at any given time will depend upon market conditions, compliance with Securities and Exchange Commission regulations and other factors.  The Board’s stock repurchase authorization does not obligate a specific amount of common stock and the stock repurchase program may be suspended at any time at Seaboard’s discretion. As of December 31, 2011, $60,035,000 remains available for repurchase under this program. Seaboard used cash to repurchase, 5,282, 20,879 and 3,668 shares of common stock at a total price of $9,971,000, $29,994,000 and $3,370,000 in 2011, 2010 and 2009, respectively.

Seaboard did not pay any dividends in 2011 and currently does not intend to declare or pay any dividends during 2012 as there was a prepayment of the annual 2011 and 2012 dividends in December 2010.

The components of accumulated other comprehensive loss, net of related taxes, are summarized as follows:

	December 31,
(Thousands of dollars)	2011	2010	2009

Cumulative foreign currency translation adjustment	$(93,669)	$(81,280)	$(77,576)
Unrealized gain (loss) on investments	(311)	445	2,579
Unrecognized pension cost	(62,085)	(43,072)	(39,789)

Accumulated other comprehensive loss	$(156,065)	$(123,907)	$(114,786)

The foreign currency translation adjustment primarily represents the effect of the Argentine peso currency exchange fluctuation on the net assets of the Sugar segment. At December 31, 2011, the Sugar segment had $215,921,000 in

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

net assets denominated in Argentine pesos and $4,608,000 in net assets denominated in U.S. dollars in Argentina.  At December 31, 2010, the Sugar segment had $187,305,000 in net assets denominated in Argentine pesos and $41,576,000 in net liabilities denominated in U.S. dollars in Argentina.

With the exception of the provision related to the foreign currency translation gains and losses discussed above, which are taxed at a 35% rate, income taxes for components of accumulated other comprehensive loss were recorded using a 39% effective tax rate. For 2011 and 2010, the unrecognized pension cost includes $20,362,000 and $13,231,000, respectively, related to employees at certain subsidiaries for which no tax benefit has been recorded.

Note 13

Segment Information

Seaboard Corporation had six reportable segments through December 31, 2011: Pork, Commodity Trading and Milling, Marine, Sugar, Power and Turkey, each offering a specific product or service. Seaboard’s reporting segments are based on information used by Seaboard’s Chief Executive Officer in his capacity as chief operating decision maker to determine allocation of resources and assess performance. Each of the six main segments is separately managed, and each was started or acquired independent of the other segments. The Pork segment produces and sells fresh and frozen pork products to further processors, foodservice operators, grocery stores, distributors and retail outlets throughout the United States, and to Japan, Mexico and certain other foreign markets. The Commodity Trading and Milling segment is an integrated grain trading, grain processing and logistics operations that internationally markets wheat, corn, soybean meal, rice and other similar commodities in bulk to third party customers and to non-consolidated affiliates. This segment also operates flour, maize and feed mills in foreign countries. The Marine segment, based in Miami, Florida, provides containerized cargo shipping services between the United States, the Caribbean Basin and Central and South America. The Sugar segment produces and processes sugar and alcohol in Argentina, primarily to be marketed locally. The Power segment is an unregulated independent power producer in the Dominican Republic operating floating power generating facilities from a system of diesel engines. The Turkey segment, accounted for using the equity method, produces and sells branded and non-branded turkeys and other turkey products. Total assets for the Turkey segment represents Seaboard’s investment in and notes receivable from this affiliate. Revenues for the All Other segment are primarily derived from the jalapeño pepper processing operations.

The Pork segment derives approximately 10% of its revenues from a few customers in Japan through one agent. Substantially all of its hourly employees at its Guymon processing plant are covered by a collective bargaining agreement. The Pork segment incurred an impairment charge of $5,600,000 recorded in cost of sales on the Consolidated Statement of Earnings related to its ham boning and processing plant in Mexico in the third quarter of 2011.  See Note 5 for further discussion.

In the first quarter of 2011, the Commodity Trading and Milling (CT&M) segment recognized $101,080,000 in net sales related to previously deferred costs and deferred revenues under contracts for which the final sale prices were not fixed and determinable until 2011.  In 2011 and 2009, the CT&M segment incurred certain grain inventory write-downs of $15,374,000 (with no tax benefit recognized), or $12.65 per share, and $8,801,000 (with no tax benefit recognized), or $7.10 per share, respectively, for various customer contract performance issues.  At December 31, 2011, Seaboard did not have any material remaining amounts of grain inventories previously disclosed for which customer contract performance is a heightened concern.

In the fourth quarter of 2011, the CT&M segment recognized a $5,080,000 gain (Seaboard’s proportionate share) in income from affiliates as a result of its non-consolidated affiliate in Haiti’s final insurance settlement related to the 2010 earthquake. The insurance settlement related to property damages and business interruption. The rebuilt mill was completed in December 2011. The CT&M segment derives a significant portion of its operating income from sales to a non-consolidated affiliate and also derives a significant portion of its income from affiliates from this same affiliate.

In December 2011, the CT&M segment made an $8,493,000 advance capital lease payment to begin operations in 2012 of a flour mill in Ghana.  The initial lease term is for 33 years with an option to renew for additional years.  This lease was accounted for as a capital lease and increased fixed assets by $9,763,000 and liabilities by $1,270,000 as of December 31, 2011.  During the third quarter of 2010, Seaboard acquired a majority interest in a commodity origination, storage and processing business in Canada for approximately $6,747,000, including $1,169,000 of cash acquired. This transaction was accounted for using the purchase method, and would not have significantly affected net earnings or earnings per share on a pro forma basis.

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Prior to the first quarter of 2009, the Sugar segment was named Sugar and Citrus reflecting the citrus and related juice operations of this business. During the first quarter of 2009, management reviewed its strategic options for the citrus business in light of a continually difficult operating environment. In March 2009, management decided not to process, package or market the 2009 harvest for the citrus and related juice operations. As a result, during the first quarter of 2009, a charge to earnings primarily in cost of sales of $2,803,000 was recorded primarily to write down the value of related citrus and juice inventories to net realizable value, considering such remaining inventory will not be marketed similar to prior years but instead liquidated. In the second quarter of 2009, management decided to integrate and transform the land previously used for citrus production into sugar cane production and thus incurred an additional charge to earnings primarily in cost of sales of approximately $2,497,000 during the second quarter of 2009 in connection with this change in business. The remaining fixed assets from the citrus operations, primarily buildings and equipment, have either been sold under long-term agreements or integrated into the sugar business. However, since such sale agreements are long-term and collectibility of the sales price is not reasonably assured, the sale is being recognized under the cost recovery method and thus the gain on sale, which is not material, will not be recognized until proceeds collected exceed the net book value of the assets sold.

On April 8, 2011, Seaboard closed the sale of its two floating power generating facilities in the Dominican Republic, for $73,102,000 (net of $3,000,000 placed in escrow for potential dry dock costs).  During March 2009, $15,000,000 was paid to Seaboard.  In the second quarter of 2011, the previously escrowed balance of $55,000,000, less $3,000,000 to remain in escrow for potential dry dock costs, plus $2,796,000 of escrow earnings and $3,306,000 for various inventory items related to one of the facilities, was paid to Seaboard.  Seaboard received $1,500,000 of the $3,000,000 in escrow in the third quarter of 2011.  The $1,500,000 was recognized as a gain on sale of assets in operating income in the third quarter of 2011.  Seaboard ceased depreciation on January 1, 2010 for these two power generating facilities but continued to operate them until March 30, 2011.  The net book value of the two power generating facilities and certain inventory items was $21,679,000 at the sale close date.  Seaboard recognized a gain on sale of assets of $51,423,000 in operating income in the second quarter of 2011.  In late March 2011, the purchaser entered into discussions with Seaboard to lease one of the facilities to Seaboard for a short period of time.  On April 20, 2011, Seaboard signed a short-term lease agreement that allowed Seaboard to resume operations of one of the facilities (72 megawatts) and operate it through approximately March 31, 2012.  Seaboard and the purchaser also agreed to defer the sale to the purchaser of the inventory related to the leased facility until the end of the lease term.  Seaboard retained all other physical properties of this business and constructed a new 106 megawatt floating power generating facility for use in the Dominican Republic for a total project cost of approximately $133,000,000, including capitalized interest.  This new facility is anticipated to begin commercial operations in March 2012.

The Turkey segment, acquired on December 6, 2010 and accounted for using the equity method, had operating income in 2011 of $55,164,000 and operating loss of $169,000 in 2010.  On December 31, 2011, Butterball closed its Longmont, Colorado processing plant, resulting in an impairment of fixed assets charge and accrued severance charges.  Seaboard’s proportionate share of these charges was $(3,005,000) recognized in income from affiliates in the second half of 2011.

The following tables set forth specific financial information about each segment as reviewed by management, except for the Turkey segment information previously disclosed in Note 4 to the Consolidated Financial Statements. Operating income for segment reporting is prepared on the same basis as that used for consolidated operating income. Operating income, along with income from affiliates for the Commodity Trading and Milling and Turkey segment, is used as the measure of evaluating segment performance because management does not consider interest and income tax expense on a segment basis.

Sales to External Customers:	Years ended December 31,
(Thousands of dollars)	2011	2010	2009
Pork	$1,744,630	$1,388,265	$1,065,338
Commodity Trading and Milling	2,689,786	1,808,948	1,531,572
Marine	928,548	853,565	737,629
Sugar	259,786	195,993	142,966
Power	111,391	124,034	107,074
All Other	12,761	14,897	16,729
Segment/Consolidated Totals	$5,746,902	$4,385,702	$3,601,308

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Operating Income:	Years ended December 31,
(Thousands of dollars)	2011	2010	2009
Pork	$259,271	$213,325	$(15,025)
Commodity Trading and Milling	43,225	34,432	24,839
Marine	(3,904)	47,612	24,113
Sugar	65,101	31,741	(851)
Power	60,845	13,424	8,172
All Other	(1,191)	832	1,498
Segment Totals	423,347	341,366	42,746
Corporate	(16,143)	(20,300)	(19,023)
Consolidated Totals	$407,204	$321,066	$23,723

Income from Affiliates:	Years ended December 31,
(Thousands of dollars)	2011	2010	2009
Commodity Trading and Milling	$13,450	$20,983	$19,128
Sugar	440	980	1,030
Turkey	12,731	(998)	–
Segment/Consolidated Totals	$26,621	$20,965	$20,158

Depreciation and Amortization:	Years ended December 31,
(Thousands of dollars)	2011	2010	2009
Pork	$43,866	$50,813	$53,182
Commodity Trading and Milling	5,567	5,165	4,681
Marine	22,675	22,743	21,772
Sugar	8,289	7,180	7,732
Power	192	204	3,783
All Other	403	428	431
Segment Totals	80,992	86,533	91,581
Corporate	231	269	260
Consolidated Totals	$81,223	$86,802	$91,841

Total Assets:	December 31,
(Thousands of dollars)	2011	2010
Pork	$738,574	$761,490
Commodity Trading and Milling	755,903	686,379
Marine	261,781	246,902
Sugar	269,564	223,223
Power	165,118	91,739
Turkey	312,164	277,778
All Other	6,257	6,332
Segment Totals	2,509,361	2,293,843
Corporate	497,367	440,243
Consolidated Totals	$3,006,728	$2,734,086

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Investment in and Advances to Affiliates:	December 31,
(Thousands of dollars)	2011	2010
Commodity Trading and Milling	$160,402	$140,696
Sugar	3,177	2,957
Turkey	201,261	187,669
Segment/Consolidated Totals	$364,840	$331,322

Capital Expenditures:	Years ended December 31,
(Thousands of dollars)	2011	2010	2009
Pork	$39,890	$9,568	$15,188
Commodity Trading and Milling	5,192	2,390	2,650
Marine	31,210	28,411	14,697
Sugar	22,626	30,620	21,603
Power	84,041	31,709	39
All Other	60	362	87
Segment Totals	183,019	103,060	54,264
Corporate	729	276	12
Consolidated Totals	$183,748	$103,336	$54,276

Administrative services provided by the corporate office allocated to the individual segments represent corporate services rendered to and costs incurred for each specific segment, with no allocation to individual segments of general corporate management oversight costs. Corporate assets include short-term investments, other current assets related to deferred compensation plans, fixed assets, deferred tax amounts and other miscellaneous items. Corporate operating losses represent certain operating costs not specifically allocated to individual segments and include costs related to Seaboard’s deferred compensation programs (which are offset by the effect of the mark-to-market investments recorded in Other Investment Income, Net).

Geographic Information

Seaboard had sales in South Africa totaling $622,354,000, $420,277,000 and $292,547,000 for the years ended December 31, 2011, 2010 and 2009, respectively, representing approximately 11%, 10% and 8% of total sales for each respective year. No other individual foreign country accounted for 10% or more of sales to external customers.

The following table provides a geographic summary of net sales based on the location of product delivery:

	Years ended December 31,
(Thousands of dollars)	2011	2010	2009
Caribbean, Central and South America	$2,225,829	$1,702,823	$1,406,749
Africa	1,489,409	1,061,221	969,324
United States	1,328,116	1,079,316	855,412
Canada/Mexico	407,593	245,935	146,601
Pacific Basin and Far East	238,116	198,100	165,721
Eastern Mediterranean	49,472	78,380	14,964
Europe	8,367	19,927	42,537
Totals	$5,746,902	$4,385,702	$3,601,308

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The following table provides a geographic summary of Seaboard’s long-lived assets according to their physical location and primary port for the vessels:

	December 31,
(Thousands of dollars)	2011	2010
United States	$515,375	$511,908
Dominican Republic	120,707	56,928
Argentina	111,726	105,298
All other	50,419	49,197
Totals	$798,227	$723,331

At December 31, 2011 and 2010, Seaboard had approximately $221,584,000 and $183,163,000, respectively, of foreign receivables, excluding receivables due from affiliates, which generally represent more of a collection risk than the domestic receivables.  Management believes its allowance for doubtful accounts is adequate.

SEABOARD CORPORATION

Stockholder Information

Board of Directors
Steven J. Bresky	Joseph E. Rodrigues
Director and Chairman of the Board	Director
President and Chief Executive Officer of Seaboard	Retired, former Executive Vice President and Treasurer of Seaboard
David A. Adamsen
Director and Audit Committee Member	Edward I. Shifman, Jr.
Former Vice President – Wholesale Sales,	Retired, former Managing Director and Executive
C&S Wholesale Grocers	Vice President of Wachovia Capital Finance

Douglas W. Baena
Director and Audit Committee Chair
Self-employed, engaging in facilitation of equipment leasing financings and consulting

Officers
Steven J. Bresky	David S. Oswalt
President and Chief Executive Officer	Senior Vice President, Taxation and Business
Development
Robert L. Steer
Executive Vice President, Chief Financial Officer	John A. Virgo
Senior Vice President, Corporate Controller and Chief
David M. Becker	Accounting Officer
Senior Vice President, General Counsel and Secretary
David H. Rankin
Barry E. Gum	Vice President
Senior Vice President, Finance and Treasurer
Ty A. Tywater
James L. Gutsch	Vice President, Audit Services
Senior Vice President, Engineering
Zachery J. Holden
Ralph L. Moss	Assistant Secretary
Senior Vice President, Governmental Affairs
Adriana N. Hoskins
Assistant Treasurer

Chief Executive Officers of Principal Seaboard Operations
Terry J. Holton	Hugo D. Rossi
Pork	Sugar

David M. Dannov	Armando G. Rodriguez
Commodity Trading and Milling	Power

Edward A. Gonzalez
Marine

Stock Transfer Agent and Registrar of Stock	Availability of Form 10-K Report
Computershare

Seaboard files its Annual Report on Form 10-K with the Securities and Exchange Commission. Copies of the Form 10-K for fiscal 2011 are available without charge by writing Seaboard Corporation, 9000 West 67th Street, Merriam, Kansas 66202, Attention: Shareholder Relations or via the Internet at http://www.seaboardcorp.com/investor-sec.aspx.

Seaboard provides access to its most recent Form 10-K, 10-Q and 8-K reports on its Internet website, free of charge, as soon as reasonably practicable after those reports are electronically filed with the Securities and Exchange Commission.

P.O. Box 3580160
Pittsburgh, PA 15252-8010
(866) 351-3330

Auditors
KPMG LLP
1000 Walnut, Suite 1000
Kansas City, Missouri 64106

Stock Listing
Seaboard’s common stock is traded on the NYSE Amex Equities under the symbol SEB. Seaboard had 157 shareholders of record of its common stock as of January 27, 2012.