Form 10-K, Exhibit 13
period 2012-12-31
SEABOARD CORP /DE/
filed 2013-02-27
CIK 88121

Exhibit 13

2012 Annual Report

SEABOARD CORPORATION

Description of Business

Seaboard Corporation is a diverse global agribusiness and transportation company. In the United States, Seaboard is primarily engaged in pork production and processing and ocean transportation. Overseas, Seaboard is primarily engaged in commodity merchandising, grain processing, sugar production and electric power generation. Seaboard also has an interest in turkey operations in the United States.

Table of Contents

Letter to Stockholders	2
Principal Locations	5
Division Summaries	6
Summary of Selected Financial Data	8
Company Performance Graph	9
Quarterly Financial Data (unaudited)	10
Management’s Discussion & Analysis of Financial Condition and Results of Operations	11
Management’s Responsibility for Consolidated Financial Statements	25
Management’s Report on Internal Control over Financial Reporting	25
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements	26
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	27
Consolidated Statements of Comprehensive Income	28
Consolidated Balance Sheets	29
Consolidated Statements of Cash Flows	30
Consolidated Statements of Changes in Equity	31
Notes to Consolidated Financial Statements	32
Stockholder Information	60

This report, including information included or incorporated by reference in this report, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Seaboard Corporation and its subsidiaries (Seaboard). Forward-looking statements generally may be identified as statements that are not historical in nature and statements preceded by, followed by or that include the words: “believes,” “expects,” “may,” “will,” “should,” “could,” “anticipates,” “estimates,” “intends,” or similar expressions. In more specific terms, forward-looking statements, include, without limitation: statements concerning the projection of revenues, income or loss, capital expenditures, capital structure or other financial items, including the impact of mark-to-market accounting on operating income; statements regarding the plans and objectives of management for future operations; statements of future economic performance; statements regarding the intent, belief or current expectations of Seaboard and its management with respect to: (i) Seaboard’s ability to obtain adequate financing and liquidity; (ii) the price of feed stocks and other materials used by Seaboard; (iii) the sales price or market conditions for pork, grains, sugar, turkey and other products and services; (iv) the recorded tax effects under certain circumstances and changes in tax laws; (v) the volume of business and working capital requirements associated with the competitive trading environment for the Commodity Trading and Milling segment; (vi) the charter hire rates and fuel prices for vessels; (vii) the fuel costs and related spot market prices in the Dominican Republic; (viii) the effect of the fluctuation in foreign currency exchange rates; (ix) the profitability or sales volume of any of Seaboard’s segments; (x) the anticipated costs and completion timetable for Seaboard’s scheduled capital improvements, acquisitions and dispositions; or (xi) other trends affecting Seaboard’s financial condition or results of operations, and statements of the assumptions underlying or relating to any of the foregoing statements.

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

2012 Annual Report	1

SEABOARD CORPORATION

Letter to Stockholders

Letter to Stockholders is intentionally omitted from Exhibit 13 and will be included in printed Annual Report.

2	2012 Annual Report

SEABOARD CORPORATION

Letter to Stockholders

Letter to Stockholders is intentionally omitted from Exhibit 13 and will be included in printed Annual Report.

2012 Annual Report	3

SEABOARD CORPORATION

Letter to Stockholders

Letter to Stockholders is intentionally omitted from Exhibit 13 and will be included in printed Annual Report.

4	2012 Annual Report

SEABOARD CORPORATION

Principal Locations

Corporate Office	Life Flour Mill Ltd.*	Seaboard de Nicaragua, S.A.
Seaboard Corporation	Premier Feeds Mills Company Limited*	Nicaragua
Merriam, Kansas	Nigeria	Seaboard del Peru, S.A.
	LMM Farine, S.A.	Peru
Pork	Madagascar	Seaboard Freight & Shipping
Seaboard Foods LLC	Minoterie de Matadi, S.A.R.L.*	Jamaica Limited
Pork Division Office	Societe Africaine de Developpement	Jamaica
Merriam, Kansas	Industriel Alimentaire*	Seaboard Honduras, S.de R.L. de
Processing Plant	Democratic Republic of Congo	C.V.
Guymon, Oklahoma	Minoterie du Congo, S.A.	Honduras
Processed Meats	Republic of Congo	Seaboard Marine (Trinidad) Ltd.
Salt Lake City, Utah	Moderna Alimentos, S.A.*	Trinidad
Missoula, Montana	Molinos Champion, S.A.*	Seaboard Marine of Haiti, S.E.
High Plains Bioenergy, LLC	Ecuador	Haiti
Guymon, Oklahoma	National Milling Corporation Limited	SEADOM, S.A.
Seaboard de Mexico USA LLC	Zambia	Dominican Republic
Mexico	Seaboard West Africa Limited*	SeaMaritima S.A. de C.V.
	Sierra Leone	Mexico
Commodity Trading and Milling	Unga Holdings Limited*
Commodity Trading Operations	Kenya and Uganda	Sugar
Australia*		Ingenio y Refineria San Martin del
Canada	Marine	Tabacal SRL
Chapel Hill, North Carolina	Seaboard Marine Ltd.	Argentina
Colombia	Marine Division Office
Ecuador	Miami, Florida	Power
Greece	Port Operations	Transcontinental Capital Corp.
Isle of Man	Brooklyn, New York	(Bermuda) Ltd.
Peru*	Houston, Texas	Dominican Republic
South Africa	Miami, Florida
	New Orleans, Louisiana	Turkey
African Poultry Development Limited*	Agencias Generales Conaven, C.A.	Butterball LLC*
Democratic Republic of Congo,	Venezuela	Division Office
Kenya and Zambia	Agencia Maritima del Istmo, S.A.	Garner, North Carolina
Compania Industrial de Productos	Costa Rica	Processing Plants
Agreopecuarios SA*	Cayman Freight Shipping Services, Ltd.	Huntsville, Arkansas
Rafael del Castillo & Cia. S.A*	Cayman Islands	Jonesboro, Arkansas
Colombia	JacintoPort International LLC	Ozark, Arkansas
Fairfield Rice Inc.*	Houston, Texas	Carthage, Missouri
National Milling Company	Representaciones Maritimas y Aereas, S.A.	Mt. Olive, North Carolina
of Guyana, Inc.	Guatemala
Guyana	Sea Cargo, S.A.	Other
Les Moulins d’Haiti S.E.M.*	Panama	Mount Dora Farms de Honduras,
Haiti	Seaboard de Colombia, S.A.	S.R.L.
Lesotho Flour Mills Limited*	Colombia	Honduras
Lesotho		Mount Dora Farms Inc.
Flour Mills of Ghana		Houston, Texas
Ghana

*Represents a non-controlled, non-consolidated affiliate

2012 Annual Report	5

SEABOARD CORPORATION

Division Summaries

Pork Division

Seaboard was a pioneer in the vertical integration of the U.S. Pork industry and its Pork Division is one of the largest producers and processors in the United States. Seaboard is able to efficiently control pork production across the entire life cycle of the hog, beginning with research and development in nutrition and genetics and extending to the production of high quality meat products at our processing and further processing facilities.

Seaboard’s hog processing facility is located in Guymon, Oklahoma. The facility is a double shift operation that processes approximately 19,700 hogs per day and generally operates at capacity.  Weekend shifts are added as market conditions dictate. Hogs processed at the plant are primarily Seaboard raised hogs. In addition, the remaining hogs processed are raised by third parties and purchased under contract or occasionally in the open market. Seaboard produces and sells fresh and frozen pork products to further processors, food service operators, grocery stores, distributors and retail outlets throughout the United States. Seaboard also sells to distributors, trading companies and further processors in Japan, Mexico and numerous other foreign markets.

Seaboard’s hog production facilities consist of genetic and commercial breeding, farrowing, nursery and finishing buildings located in Oklahoma, Kansas, Texas and Colorado. These facilities have a capacity to produce over four million hogs annually. Seaboard owns and operates six centrally located feed mills to provide formulated feed to these hogs.

Seaboard’s Pork Division also owns two further processing plants located in Salt Lake City, Utah and Missoula, Montana. The processing plants produce sliced and pre-cooked bacon primarily for the food service industry and, to a lesser extent, retail markets. These operations have enabled Seaboard to expand its integrated pork model into value-added products and have enhanced its ability to extend production closer to the retail and value added markets.

Seaboard produces biodiesel at a facility in Guymon, Oklahoma. The biodiesel is primarily produced from pork fat from Seaboard’s Guymon pork processing plant and from animal fat supplied by non-Seaboard facilities. The biodiesel is sold to blenders for distribution and in the retail markets. The facility can also produce biodiesel from vegetable oil.

Seaboard’s Pork Division has an agreement with a similar size pork processor, Triumph Foods LLC (Triumph), to market substantially all of the pork products produced at Triumph’s plant in St. Joseph, Missouri. The agreement enhances the efficiency of Seaboard’s sales and marketing efforts and expands Seaboard’s geographic footprint. Seaboard receives a fee on a per head basis on all Triumph products.  In 2012, Seaboard was ranked number 2 in pork production and number 4 in processing in the U.S. (including Triumph volume).

Commodity Trading and Milling Division

Seaboard’s Commodity Trading and Milling Division is an integrated grain trading, grain processing and logistics operation.  This division sources, transports and markets approximately seven million metric tons per year of wheat, corn, soybean meal and other commodities primarily to third party customers and affiliated companies. These commodities are purchased worldwide, with primary destinations in Africa, South America and the Caribbean. Seaboard integrates the delivery of commodities to its customers through the use of company owned and chartered bulk carriers.

Seaboard’s Commodity Trading and Milling Division operates facilities in 21 countries. The commodity trading business has eight offices in seven countries in addition to two non-consolidated affiliates in two other countries. The grain processing businesses operate facilities at 28 locations in 14 countries, and include five consolidated and twelve non-consolidated affiliates in Africa, South America and the Caribbean. Seaboard and its affiliates produce approximately three million metric tons of wheat flour, maize meal and manufactured feed per year in addition to other related grain based products.

Marine Division

Seaboard’s Marine Division provides containerized shipping service between the United States, the Caribbean Basin and Central and South America. Seaboard’s primary operations, located in Miami, include an off-port warehouse for cargo consolidation and temporary storage and a terminal at the Port of Miami. At the Port of Houston, Seaboard operates a cargo terminal facility that includes on-dock warehouse space for temporary storage of bagged grains, resins and other cargoes. Seaboard also makes scheduled vessel calls to Brooklyn, New York, New Orleans,

6	2012 Annual Report

SEABOARD CORPORATION

Division Summaries

Louisiana and various foreign ports in the Caribbean Basin and Central and South America.

This Division’s fleet consists of owned and chartered vessels, and includes dry, refrigerated and specialized containers and other cargo related equipment. Seaboard is the largest shipper in terms of cargo volume in the Port of Miami. Seaboard provides extensive service between our domestic ports of call and multiple foreign destinations.

To maximize fleet utilization, Seaboard uses a network of offices and agents throughout the United States, Canada, Latin America and the Caribbean Basin to sell freight to and from multiple points. Seaboard’s full service capabilities, including through agreements with connecting carriers, allow transport by truck or rail of import and export cargo to and from various U.S. ports. Seaboard’s frequent sailings and fixed-day schedules allow customers to coordinate manufacturing schedules and maintain inventories at cost-efficient levels.

Sugar Division

In Argentina, Seaboard grows sugar cane, produces and refines sugar and produces alcohol.  The sugar is primarily marketed locally, with some exports to the United States and other South American countries. Seaboard’s sugar processing plant, one of the largest in Argentina, has an annual capacity to produce approximately 250,000 metric tons of sugar and approximately 15 million gallons of alcohol per year. The mill is located in the Salta Province of Argentina, with administrative offices in Buenos Aires. Land owned by Seaboard in Argentina is planted with sugar cane, which supplies the majority of the raw material processed. Depending on local market conditions, sugar may also be purchased from third parties for resale.  In addition, this division sells dehydrated alcohol to certain oil companies under the Argentine government bio-ethanol program, which requires alcohol to be blended with gasoline.  This division also owns a 38 megawatt cogeneration power plant.  The plant is powered by the burning of sugarcane by-products during the harvest season, which is between May and November.

Power Division

In the Dominican Republic, Seaboard is an independent power producer generating electricity for the local power grid from two floating power generating facilities with a combined capacity of 178 megawatts.  Seaboard is not directly involved in the transmission or distribution of electricity.  Seaboard primarily sells power on the spot market.  Principal buyers are government-owned distribution companies and partially government-owned generation companies.  Through early 2011, this division operated two floating electric power generating facilities consisting of a system of diesel engines mounted onto barge-type vessels located on the Ozama River in Santo Domingo.  On April 8, 2011, Seaboard closed the sale of its two power generating facilities. On April 20, 2011, a short-term lease agreement was signed allowing Seaboard to resume operations of one of the facilities (72 megawatts).  Seaboard continues to operate this facility under a short-term lease agreement that may be canceled by either party. In addition, Seaboard retained all other physical properties of this business and constructed a new 106 megawatt floating power generating facility.  This new facility was delivered in January 2012 and began commercial operations in March 2012.

Other Divisions

On December 6, 2010, Seaboard purchased a 50 percent non-controlling voting interest in Butterball, LLC (Butterball). Butterball is a vertically integrated producer, processor and marketer of branded and non-branded turkeys and other turkey products. Butterball has five processing plants and numerous live production and feed milling operations located in North Carolina, Arkansas, Missouri and Kansas. Butterball produces approximately one billion pounds of turkey each year. Butterball is a national supplier to retail and foodservice outlets, and also exports products to Mexico and numerous other foreign markets.  On December 31, 2012, Butterball purchased the assets of Gusto Packing Company, Inc., a pork and turkey further processor located in Montgomery, Illinois.

Seaboard processes jalapeño peppers at its plant in Honduras. These products are shipped to the United States on Seaboard Marine vessels and distributed from Seaboard’s port facilities.

2012 Annual Report	7

SEABOARD CORPORATION

Summary of Selected Financial Data

	Years ended December 31,
(Thousands of dollars except per share amounts)	2012	2011	2010	2009	2008
Net sales	$6,189,133	$5,746,902	$4,385,702	$3,601,308	$4,267,804
Operating income	$309,661	$407,204	$321,066	$23,723	$121,809
Net earnings attributable to Seaboard	$282,311	$345,847	$283,611	$92,482	$146,919
Basic earnings per common share	$234.54	$284.66	$231.69	$74.74	$118.19
Total assets	$3,347,781	$3,006,728	$2,734,086	$2,337,133	$2,331,361
Long-term debt, less current maturities	$120,825	$116,367	$91,407	$76,532	$78,560
Stockholders’ equity	$2,308,189	$2,079,467	$1,778,249	$1,545,419	$1,463,578
Dividends per common share	$12.00	$-	$9.00	$3.00	$3.00

In December 2012, Seaboard declared and paid a dividend of $12.00 per share on the common stock.  The increased amount of the dividend (which has historically been $0.75 per share on a quarterly basis or $3.00 per share on an annual basis) represented a prepayment of the annual 2013, 2014, 2015 and 2016 dividends ($3.00 per share per year).  Seaboard does not currently intend to declare any further dividends for the years 2013-2016. Seaboard did not declare a dividend in 2011. In 2010, Seaboard declared and paid dividends of $9.00 per share on the common stock, which included a prepayment of the annual 2011 and 2012 dividends ($3.00 per share per year). Basic and diluted earnings per common share are the same for all periods presented.

In 2011, Seaboard closed the sale of its two floating power generating facilities in the Dominican Republic resulting in a gain on sale of assets of $52,923,000, or $43.56 per share, included in operating income.  There was no tax expense on these transactions.  See Note 13 to the Consolidated Financial Statements for further discussion.

In 2009, Seaboard Corporation and affiliated companies in its Commodity Trading and Milling segment, resolved a dispute with a third party related to a 2005 transaction.  As a result, Seaboard Overseas Limited received $16,787,000, net of expenses, or $13.57 per common share, in 2009 included in other income.  There was no tax expense on this transaction.

8	2012 Annual Report

SEABOARD CORPORATION

Company Performance Graph

The Securities and Exchange Commission requires a five-year comparison of stock performance for Seaboard with that of an appropriate broad equity market index and similar industry index.  Seaboard’s common stock is traded on the NYSE MKT (formerly the NYSE Amex Equities) and provides an appropriate comparison for Seaboard’s stock performance.  Because there is no single industry index to compare stock performance, the companies comprising the Dow Jones Food and Marine Transportation Industry indices (the “Peer Group”) were chosen as the second comparison.

The following graph shows a five-year comparison of cumulative total return for Seaboard, the NYSE MKT Index and the companies comprising the Dow Jones Food and Marine Transportation Industry indices, weighted by market capitalization for the five fiscal years commencing December 31, 2007 and ending December 31, 2012.  The information presented in the performance graph is historical in nature and is not intended to represent or guarantee future returns.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Seaboard Corporation, the NYSE MKT Composite Index, and a Peer Group

$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12
Seaboard Corporation
NYSE MKT Composite
Peer Group

*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

The comparison of cumulative total returns presented in the above graph was plotted using the following index values and common stock price values:

	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12

Seaboard Corporation	$100.00	$81.41	$92.23	$136.78	$139.87	$174.67
NYSE MKT Composite	$100.00	$62.15	$82.82	$104.10	$122.59	$121.01
Peer Group	$100.00	$77.46	$94.43	$106.43	$122.41	$132.20

2012 Annual Report	9

SEABOARD CORPORATION

Quarterly Financial Data (unaudited)

(UNAUDITED)	1st	2nd	3rd	4th	Total for
(Thousands of dollars except per share amounts)	Quarter	Quarter	Quarter	Quarter	the Year
2012
Net sales	$1,471,113	$1,510,593	$1,479,416	$1,728,011	$6,189,133
Operating income	$93,356	$60,723	$85,057	$70,525	$309,661
Net earnings attributable to Seaboard	$82,209	$50,097	$74,422	$75,583	$282,311
Earnings per common share	$68.00	$41.58	$61.92	$63.03	$234.54
Dividends per common share	$-	$-	$-	$12.00	$12.00

Closing market price range per common share:

High	$2,139.96	$2,133.90	$2,327.69	$2,637.11
Low	$1,852.00	$1,828.65	$1,997.80	$2,142.00
2011
Net sales	$1,468,179	$1,398,587	$1,476,718	$1,403,418	$5,746,902
Operating income	$130,276	$136,965	$66,989	$72,974	$407,204
Net earnings attributable to Seaboard	$116,864	$113,486	$36,560	$78,937	$345,847
Earnings per common share	$96.11	$93.34	$30.07	$65.12	$284.66
Dividends per common share	$-	$-	$-	$-	$-

Closing market price range per common share:

High	$2,413.00	$2,443.00	$2,704.00	$2,307.00
Low	$1,965.00	$2,160.00	$1,801.99	$1,684.00

In December 2012, Seaboard declared and paid a dividend of $12.00 per share on the common stock.  The increased amount of the dividend (which has historically been $0.75 per share on a quarterly basis or $3.00 per share on an annual basis) represented a prepayment of the annual 2013, 2014, 2015 and 2016 dividends ($3.00 per share per year).  Seaboard does not currently intend to declare any further dividends for the years 2013-2016. Seaboard did not declare a dividend in 2011 as there was a prepayment of the annual 2011 and 2012 dividends in December 2010.

During 2012, Seaboard repurchased 3,250 common shares in the first quarter, 4,875 shares in the second quarter, 1,050 shares in the third quarter and 3,762 shares in the fourth quarter.  During 2011, Seaboard repurchased 600 common shares in the third quarter and 4,682 shares in the fourth quarter as authorized by Seaboard’s Board of Directors. See Note 12 to the Consolidated Financial Statements for further discussion.

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

10	2012 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Seaboard is a diverse global agribusiness and transportation company, with operations in several industries. Most of the sales and costs of Seaboard’s segments are significantly influenced by worldwide fluctuations in commodity prices and changes in foreign political and economic conditions. Accordingly, sales, operating income and cash flows can fluctuate significantly from year to year. As each segment operates in distinct industries and different geographical locations, management evaluates their operations separately. Seaboard’s reporting segments are based on information used by Seaboard’s Chief Executive Officer in his capacity as chief operating decision maker to determine allocation of resources and assess performance.

Pork Segment

The Pork segment is primarily a domestic business, with some export sales to Japan, Mexico, and numerous other foreign markets. Revenues from the sale of pork products are primarily generated from a single hog processing plant in Guymon, Oklahoma, which generally operates at daily double shift processing capacity of 19,700 hogs, two bacon further processing plants located in Salt Lake City, Utah and Missoula, Montana, and a ham boning and processing plant in Mexico. In 2012, Seaboard raised approximately 80% of the hogs processed at the Guymon plant, with the remaining hog requirements purchased primarily under contracts from independent producers. This segment is Seaboard’s most capital intensive segment, representing approximately 45% of Seaboard’s total fixed assets in addition to material amounts of inventories.

Within the portfolio of Seaboard’s businesses, management believes profitability of the Pork segment is most susceptible to commodity price fluctuations. As a result, this segment’s operating income and cash flows can materially fluctuate from year to year, significantly affecting Seaboard’s consolidated operating income and cash flows. Sales prices are directly affected by both domestic and worldwide supply and demand for pork products and other proteins. Feed accounts for the largest input costs in raising hogs and is materially affected by price changes for corn and soybean meal. Market prices for hogs purchased from third parties for processing at the plant also represent a major cost factor. With the Guymon plant generally operating at capacity, Seaboard is constantly looking for ways to enhance the facility’s operational efficiency while also looking to increase margins by introducing new, higher value products.

The Pork segment also produces biodiesel which is sold to third parties. Biodiesel is produced from pork fat from Seaboard’s pork processing plant and from animal fat purchased from third parties. The processing plant also is capable of producing biodiesel from vegetable oil. Seaboard is also a majority-owner of a ham-boning and processing plant in Mexico.

The Pork segment has an agreement with Triumph Foods LLC (Triumph) to market substantially all of the pork products produced at Triumph’s plant in St. Joseph, Missouri. The Pork segment markets the related pork products for a fee primarily based on the number of head processed by Triumph. Triumph has processing capacity similar to that of Seaboard’s Guymon plant and operates with an integrated model similar to Seaboard’s. Seaboard’s sales prices for its pork products are primarily based on a margin sharing arrangement that considers the average sales price and mix of products sold from both Seaboard’s and Triumph’s hog processing plants.

Commodity Trading and Milling Segment

The Commodity Trading and Milling segment, which is managed under the name of Seaboard Overseas and Trading Group, primarily operates overseas and is an integrated grain trading, grain processing and logistics operation with locations in Africa, South America, the Caribbean and Europe. These foreign operations can be significantly impacted by changes in local crop production, political instability and local government policies, as well as fluctuations in economic and industry conditions and currency fluctuations. This segment’s sales are also significantly affected by fluctuating prices of various commodities, such as wheat, corn, soybean meal and, to a lesser degree, various other specialty products. Although this segment owns six ships, the majority of the third party trading business is transacted with chartered ships. Freight rates, influenced by available charter capacity for worldwide trade in bulk cargoes, and related fuel costs affect business volumes and margins. The milling businesses, both consolidated and non-consolidated affiliates, operate in foreign and, in most cases, lesser developed countries. Subsidized wheat and flour exports of various countries can exacerbate volatile market conditions that may have a significant impact on both the trading and milling businesses’ sales and operating income. This segment is Seaboard’s most working capital intensive segment, with approximately 41% of Seaboard’s total working capital at December 31, 2012, primarily consisting of inventories and receivables.

2012 Annual Report	11

SEABOARD CORPORATION

Management’s Discussion & Analysis

The majority of the Commodity Trading and Milling segment’s sales derive from its commodity trading business in which grain is sourced from multiple origins and delivered to third party and affiliate customers in various international locations. Execution of these purchase and delivery transactions have long cycles of completion which may extend for several months with a high degree of price volatility. As a result, these factors can significantly affect sales volumes, operating income, working capital and related cash flows from quarter to quarter.  Profit margins are protected, when possible, by using commodity derivatives and other risk management practices.

Effective, January 1, 2012, Seaboard increased its ownership from 50% to 70% in PS International, LLC, a specialty grain trading business located in Chapel Hill, North Carolina.  Effective December 31, 2012, Seaboard increased its ownership from 70% to 85%. Seaboard invested in several entities in recent years and continues to seek opportunities to expand its trading and milling businesses.

Marine Segment

The Marine segment provides containerized cargo shipping services primarily between the United States and 26 countries in the Caribbean Basin, Central and South America. Fluctuations in economic conditions and political instability in the regions or countries in which Seaboard operates each may affect trade volumes and operating profits. In addition, containerized cargo rates can fluctuate depending on local supply and demand for shipping services. This segment time-charters or leases the majority of its ocean cargo vessels and is thus affected by fluctuations in charter hire rates, as well as fuel costs.

Seaboard continues to explore ways to increase volumes on existing routes, while seeking opportunities to broaden its route structure in the regions it serves.

Sugar Segment

Seaboard’s Sugar segment operates a vertically integrated sugar and alcohol production facility in Argentina. This segment’s sales and operating income are significantly affected by local and worldwide sugar prices. Domestic sugar production levels in Argentina may affect the local price.  Global sugar fluctuations, to a lesser extent, have an impact in Argentina as well.  Depending on local market conditions, this business purchases sugar from third parties for resale. Over the past several years, Seaboard has taken a number of steps to enhance the efficiency of its operations and expand its sugar and alcohol production capacity. This segment sells dehydrated alcohol to certain oil companies under an Argentine government bio-ethanol program, which mandates alcohol to be blended with gasoline.  This segment also owns a 38 megawatt cogeneration power plant which is powered by the burning of sugarcane by-products during the harvest season, which is between May and November.

The functional currency of the Sugar segment is the Argentine peso. The currency exchange rate can have an impact on reported U.S. dollar sales, operating income and cash flows. Following several years of heavy capital investment in this segment to expand production capacity and to construct a 38 megawatt cogeneration power plant, financing needs for this segment were minimal in 2012 and should remain minimal in 2013. With the division’s improved operating results, Seaboard continues to explore various ways to improve and expand this segment.

Power Segment

Seaboard’s Power segment is an independent power producer in the Dominican Republic (DR) generating electricity from a system of diesel engines mounted on floating barges for the local power grid.  Seaboard primarily sells power on the spot market primarily to government-owned distribution companies and partially government-owned generation companies.  This segment is subject to delays in obtaining timely collections from sales to these government related entities.  In some prior years, operating cash flows have fluctuated from inconsistent customer collections.

As discussed in Note 13 to the Consolidated Financial Statements, in April 2011, Seaboard sold two power generating facilities and later signed a short-term lease that allowed Seaboard to resume operations of one of the facilities (72 megawatts).  Seaboard continues to operate this facility under a short-term lease agreement subject to cancellation by either party. During 2011, Seaboard also completed the construction of a new floating power generating facility with a rated capacity of 106 megawatts.  This facility was delivered in January 2012 and began operations in March 2012.  The total cost of the project was $136.0 million, including capitalized interest, and was primarily financed with a $114.0 million financing agreement.  Additional financing needs for this segment should be minimal for 2013, but Seaboard may pursue further power industry investments in the future.

Supply of power in the DR is determined by a government body and is subject to fluctuations based on government budgetary constraints. While fuel is this segment’s largest cost component and is subject to price swings, higher fuel costs generally have been passed on to customers.

12	2012 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

Turkey Segment

On December 6, 2010, Seaboard purchased a 50 percent non-controlling voting interest in Butterball, LLC (Butterball). Butterball is a vertically integrated producer, processor and marketer of branded and non-branded turkeys and other turkey products. Butterball has five processing plants and numerous live production and feed milling operations located in North Carolina, Arkansas, Missouri and Kansas. Sales prices are directly affected by both domestic and worldwide supply and demand for turkey products and other proteins. Feed accounts for the largest input cost in raising turkeys and is materially affected by price changes for corn and soybean meal. The turkey business is seasonal only on the whole bird side, with Thanksgiving and Christmas holidays driving the majority of those sales. In addition, on December 31, 2012, this segment purchased the assets of Gusto Packing Company, Inc., a pork and turkey further processor located in Montgomery, Illinois.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Sources and Uses of Cash

Cash and short-term investments as of December 31, 2012 decreased $33.7 million from December 31, 2011. The decrease was primarily the result of cash used for capital expenditures of $158.8 million, a loan to Butterball discussed below of $81.2 million, principal payments of long-term debt of $43.9 million, repurchases of common stock of $26.8 million, investments in and advances to affiliates discussed below of $24.9 million and dividends paid of $14.4 million. Partially offsetting the decrease was net cash from operating activities of $261.7 million, proceeds from issuance of long-term debt of $32.7 million, proceeds from sale of fixed assets of $15.9 million and an increase in notes payable of $12.6 million.  Cash from operating activities for 2012 increased $41.7 million compared to 2011, primarily as a result of timing of payments related to certain current liabilities in the Commodity Trading and Milling segment as total current liabilities increased in 2012 while they decreased in 2011.

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

Capital Expenditures, Acquisitions and Other Investing Activities

During 2012, Seaboard invested $158.8 million in property, plant and equipment, of which $52.3 million was expended in the Pork segment, $22.8 million in the Commodity Trading and Milling segment, $35.4 million in the Marine segment, $22.1 million in the Sugar segment and $25.0 million in the Power segment.  The Pork segment expenditures were primarily for additional finishing barns, improvements to existing facilities and related equipment and construction of a new feed mill.  The Commodity Trading and Milling segment expenditures were primarily for the purchase of a dry bulk vessel and for a down payment of $8.3 million made in July 2012 on four dry bulk vessels to be built for a total cost of approximately $83.0 million. See Note 11 to the Consolidated Financial Statements for further discussion. The Marine segment expenditures were primarily for purchases of cargo carrying and handling equipment and the purchase of a containerized cargo vessel.  In the Sugar segment, the capital expenditures were primarily for expansion of cane growing operations and normal upgrades to existing operations.  The Power segment expenditures were primarily used to complete the construction in the Dominican Republic of a 106 megawatt power generating facility, which began commercial operations in March 2012.  The total cost of the project was $136.0 million, including capitalized interest.  All other capital expenditures were of a normal recurring nature and primarily included replacements of machinery and equipment, and general facility modernizations and upgrades.

The total 2013 capital expenditures budget is $186.4 million. The Pork segment plans to spend $73.5 million primarily for additional finishing barns, improvements to existing facilities and related equipment and to complete construction on a new feed mill mentioned above.  The Commodity Trading and Milling segment plans to spend $27.3 million primarily for improvements to existing facilities and related equipment and another payment on four dry bulk vessels mentioned above. The Marine segment has budgeted $60.0 million primarily for additional cargo carrying and handling equipment.  In addition, management will be evaluating whether to purchase additional dry bulk vessels for the Commodity Trading and Milling segment and containerized cargo vessels for the Marine segment during 2013.  The Sugar segment plans to spend $23.7 million primarily for normal upgrades to existing operations, including cane re-planting. Management anticipates paying for these capital expenditures from a

2012 Annual Report	13

SEABOARD CORPORATION

Management’s Discussion & Analysis

combination of available cash, the use of available short-term investments and Seaboard’s available borrowing capacity.

During 2011, Seaboard invested $183.7 million in property, plant and equipment, of which $39.9 million was expended in the Pork segment, $31.2 million in the Marine segment, $22.6 million in the Sugar segment and $84.0 million in the Power segment.  The Pork segment expenditures were primarily for additional finishing barns, tractor-trailers and improvements to existing facilities and related equipment.  The Marine segment expenditures were primarily for purchases of cargo carrying and handling equipment.  In the Sugar segment, the capital expenditures were primarily for the completion of the cogeneration plant with the remaining amount for normal upgrades to existing operations.  The cogeneration plant became fully operational in October 2011.  The Power segment expenditures were primarily used for the construction of a 106 megawatt power generating facility discussed above.  All other capital expenditures were of a normal recurring nature and primarily included replacements of machinery and equipment, and general facility modernizations and upgrades.

During 2010, Seaboard invested $103.3 million in property, plant and equipment, of which $9.6 million was expended in the Pork segment, $28.4 million in the Marine segment, $30.6 million in the Sugar segment, $31.7 million in the Power segment and $3.0 million in the remaining businesses. The capital expenditures for the Pork segment were primarily for improvements to existing facilities and related equipment. Capital expenditures for the Marine segment included $23.5 million spent to purchase cargo carrying and handling equipment. The capital expenditures for the Sugar segment were primarily for construction of the cogeneration power plant with the remaining capital expenditures for normal upgrades to existing operations. Capital expenditures for the Power segment were primarily used for the construction of the power generation facility discussed above.  All other capital expenditures were primarily of a normal recurring nature and primarily included replacement of machinery and equipment, and general facility modernizations and upgrades.

Effective, January 1, 2012, Seaboard increased its ownership interest in PS International, LLC (PSI), a specialty grain trading business located in Chapel Hill, North Carolina, from 50% to 70%.  Accordingly, Seaboard began consolidation accounting and discontinued the equity method of accounting for this entity.  On December 31, 2012, Seaboard increased its ownership from 70% to 85%.  Total cash paid in 2012 for these two transactions, net of cash acquired, was $3.2 million and $3.0 million, respectively. Seaboard initially acquired a 50% non-controlling interest in PSI in late March 2010 for $7.7 million. During the fourth quarter of 2011, Seaboard provided a $35.0 million line of credit to this then 50% owned, non-consolidated affiliate. See Note 4 to the Consolidated Financial Statements for further discussion of these transactions.

On December 31, 2012, Seaboard provided a loan of $81.2 million to its non-consolidated affiliate, Butterball, LLC (Butterball) to fund its purchase of assets from Gusto Packing Company, Inc.  During the third quarter of 2011, Seaboard provided a term loan of $13.0 million to Butterball.  Also during the third quarter of 2011, Seaboard made an additional capital contribution of $5.6 million in Butterball.  On December 6, 2010, Seaboard acquired its 50 percent non-controlling voting interest in Butterball for a cash purchase price of $177.5 million.  In connection with this investment, Seaboard provided to Butterball $100.0 million of subordinated financing.  See Note 4 to the Consolidated Financial Statements for further discussion of these transactions.

In December 2011, Seaboard made an $8.5 million advance capital lease payment to begin operations in 2012 of a flour mill in Ghana.  In April, 2011, Seaboard closed the sale of its two power generating facilities in the Dominican Republic for $73.1 million.  See Note 13 to the Consolidated Financial Statements for further discussion.

During the fourth quarter of 2010, Seaboard acquired a 25 percent non-controlling interest in a commodity trading business in Australia for $5.0 million. Also during the fourth quarter of 2010, Seaboard invested $10.5 million in a newly-combined poultry business in Africa for a 50 percent non-controlling interest.

During the third quarter of 2010, Seaboard acquired a majority interest in a commodity origination, storage and processing business in Canada for approximately $6.7 million.  The assets acquired included cash of $1.2 million. Also during the third quarter of 2010, Seaboard finalized an agreement to invest in a bakery to be built in the Democratic Republic of Congo for a 50 percent non-controlling interest in this business. During 2012, 2011 and 2010, Seaboard invested $24.8 million, $11.4 million and $10.1 million, respectively, in equity and long-term advances for a total of $46.3 million as of December 31, 2012 in this project. The bakery began operations in the fourth quarter of 2012.

During 2010, Seaboard agreed to invest in various limited partnerships as a limited partner that are expected to enable Seaboard to obtain certain low income housing tax credits over a period of approximately ten years.  The

14	2012 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

total commitment is approximately $17.5 million.  As of December 31, 2012, Seaboard had invested a total of $13.2 million in these partnerships with the remaining investment anticipated to be made in 2013.

Financing Activities, Debt and Related Covenants

The following table presents a summary of Seaboard’s available borrowing capacity as of December 31, 2012.  At December 31, 2012, there were no borrowings outstanding under the committed line of credit and borrowings under the uncommitted lines of credit totaled $28.8 million, all related to foreign subsidiaries.  Letters of credit reduced Seaboard’s borrowing capacity under its committed and uncommitted credit lines by $40.0 million and $4.0 million, respectively, primarily representing $18.4 million for Seaboard’s outstanding Industrial Development Revenue Bonds (IDRBs) and $21.8 million related to various insurance coverage.  In February 2013, Seaboard refinanced its long-term committed credit facility for the same available amount and a maturity date of February 20, 2018.  See Note 8 to the Consolidated Financial Statements for further discussion.

Total amount
(Thousands of dollars)	available
Long-term credit facility – committed	$200,000
Short-term uncommitted demand notes	199,208
Total borrowing capacity	399,208
Amounts drawn against lines	(28,786)
Letters of credit reducing borrowing availability	(43,948)
Available borrowing capacity at December 31, 2012	$326,474

In December 2012, Seaboard provided notice of call for early redemption to holders of certain IDRBs effective January 14, 2013.  As a result, $13.0 million of IDRBs were reclassified from long-term debt to current maturities of long-term debt as of December 31, 2012.  In June 2012, Seaboard’s committed line of credit was reduced from $300.0 million to $200.0 million. On September 17, 2010, Seaboard entered into a credit agreement for $114.0 million at a fixed rate of 5.34% for the financing of the construction of the new power generating facility in the Dominican Republic completed in 2012, as discussed above.  The credit agreement will mature in December 2021 and is secured by the power generating facility.  During 2012, 2011 and 2010, Seaboard borrowed $32.7 million, $65.0 million, and $16.3 million respectively, from this credit agreement.  See Note 8 to the Consolidated Financial Statements for further discussion.

Seaboard has capacity under existing loan covenants to undertake additional debt financings of approximately $1,533.4 million.  As of December 31, 2012, Seaboard was in compliance with all restrictive covenants related to these loans and facilities.  See Note 8 to the Consolidated Financial Statements for a summary of the material terms of Seaboard’s credit facilities, including financial ratios and covenants.

Scheduled long-term debt maturities are $25.1 million, $11.6 million and $11.4 million over the three years ending December 31, 2015.  As of December 31, 2012, Seaboard had cash and short-term investments of $361.0 million, additional total working capital of $745.2 million and a $200.0 million committed line of credit recently extended to February 2018.  Accordingly, management believes Seaboard’s combination of internally generated cash, liquidity, capital resources and borrowing capabilities will be adequate for its existing operations and any currently known potential plans for expansion of existing operations or business segments for 2013.  Management does, however, periodically review various alternatives for future financing to provide additional liquidity for future operating plans.  Management intends to continue seeking opportunities for expansion in the industries in which Seaboard operates, utilizing existing liquidity, available borrowing capacity and other financing alternatives.

As of December 31, 2012, $160.1 million of the $361.0 million of cash and short-term investments were held by Seaboard’s foreign subsidiaries and Seaboard could be required to accrue and pay taxes to repatriate these funds if needed for Seaboard’s operations in the U.S.  However, Seaboard’s intent is to permanently reinvest these funds outside the U.S. and current plans do not demonstrate a need to repatriate them to fund Seaboard’s U.S. operations.

As of December 31, 2012, Seaboard believes its exposure to the current potential European sovereign debt problems is not material. Seaboard monitors these exposures and currently does not believe there is a significant risk.

On October 19, 2012, the Board of Directors extended through October 31, 2015 the share repurchase program initially approved on November 6, 2009. Seaboard used cash to repurchase 12,937, 5,282 and 20,879 shares of

2012 Annual Report	15

SEABOARD CORPORATION

Management’s Discussion & Analysis

common stock at a total price of $26.8 million, $10.0 million and $30.0 million in 2012, 2011 and 2010, respectively. See Note 12 to the Consolidated Financial Statements for further discussion.

In December 2012, Seaboard declared and paid a dividend of $12.00 per share on the common stock which represented a prepayment of the annual 2013, 2014, 2015 and 2016 dividends ($3.00 per share per year).  Seaboard does not currently intend to declare any further dividends for the years 2013-2016.  Seaboard did not declare or pay any dividends in 2011.  In 2010, Seaboard declared and paid dividends of $9.00 per share on the common stock, which included a prepayment of the annual 2011 and 2012 dividends ($3.00 per share per year).

Contractual Obligations and Off-Balance Sheet Arrangements

The following table provides a summary of Seaboard’s contractual cash obligations as of December 31, 2012.

	Payments due by period
		Less than	1-3	3-5	More than
(Thousands of dollars)	Total	1 year	years	years	5 years
Vessel time and voyage-charter commitments	$264,569	$77,846	$66,840	$38,014	$81,869
Contract grower finishing agreements	61,797	11,883	20,845	19,828	9,241
Other operating lease payments	251,933	19,583	31,092	28,749	172,509
Total lease obligations	578,299	109,312	118,777	86,591	263,619
Long-term debt	145,963	25,138	22,953	22,800	75,072
Other long-term liabilities	83,625	3,597	7,907	11,928	60,193
Short-term notes payable	28,786	28,786	-	-	-
Other purchase commitments	1,592,392	1,128,819	302,201	156,883	4,489
Total contractual cash obligations and commitments	$2,429,065	$1,295,652	$451,838	$278,202	$403,373

The Marine segment enters into contracts to time-charter vessels for use in its operations. To support the operations of the Pork segment, Seaboard has contract grower finishing agreements in place with farmers to raise a portion of Seaboard’s hogs. Seaboard has entered into grain and feed ingredient purchase contracts to support the live hog operations of the Pork segment, and has contracted for the purchase of additional hogs from third parties. The Commodity Trading and Milling segment enters into commodity purchase contracts and ocean freight contracts, primarily to support sales commitments. Seaboard also leases various facilities and equipment under non-cancelable operating lease agreements. Seaboard guarantees to third parties were not material as of December 31, 2012. See Note 11 to the Consolidated Financial Statements for a further discussion and for a more detailed listing of other purchase commitments.

Other long-term liabilities in the table above represent expected benefit payments for various non-qualified pension plans and supplemental retirement arrangements as discussed in Note 10 to the Consolidated Financial Statements, which are unfunded obligations that are deemed to be employer contributions. No contributions are planned at this time to the two qualified pension plans. Non-current deferred income taxes and certain other long-term liabilities on the Consolidated Balance Sheets are not included in the table above as management is unable to reliably estimate the timing of the payments for these items. In addition, deferred revenues and other deferred credits included in other long-term liabilities on the Consolidated Balance Sheets have been excluded from the table above since they do not represent contractual obligations.

RESULTS OF OPERATIONS

Net sales for the years ended December 31, 2012, 2011 and 2010 were $6,189.1 million, $5,746.9 million and $4,385.7 million, respectively. The increase in net sales for 2012 compared to 2011 primarily reflected higher sales for commodity trading and increased sales volume from the start-up of the new power generating facility in March 2012.  Partially offsetting the increase was lower domestic sales prices for pork products sold. The increase in net sales for 2011 compared to 2010 primarily reflected increased prices for and volumes of commodities traded and also an increase in overall sale prices for pork products.

Operating income for the years ended December 31, 2012, 2011 and 2010 were $309.7 million, $407.2 million and $321.1 million, respectively. The decrease for 2012 compared to 2011 primarily reflects lower domestic sales prices for pork products sold and, to a lesser extent, higher feed costs and a one-time gain on sale of power generating

16	2012 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

facilities of $52.9 million recognized in 2011.  Partially offsetting the decrease was higher operating income from the start-up of the new power generating facility in March 2012 and lower costs along with higher rates for the Marine segment.  The increase for 2011 compared to 2010 reflects a one-time gain on sale of power generating facilities of $52.9 million recognized in 2011. The increase also reflected $33.8 million fluctuation of marking to market Commodity Trading and Milling derivative contracts, as discussed below, higher sugar prices and higher pork prices.  The increases were partially offset by write-downs of $15.4 million in 2011 for certain grain inventories for customer contract performance issues as discussed below and declining performance in the Marine segment from higher operating costs.

Pork Segment

(Dollars in millions)	2012	2011	2010
Net sales	$1,638.4	$1,744.6	$1,388.3
Operating income	$122.6	$259.3	$213.3

Net sales for the Pork segment decreased $106.2 million for the year ended December 31, 2012 compared to 2011.  The decrease primarily reflected lower domestic sales prices for pork products and, to a lesser extent, lower export sales volume for pork products sold.

Operating income decreased $136.7 million for the year ended December 31, 2012 compared to 2011.  The decrease was primarily a result of lower prices for domestic pork products sold as noted above and, to a lesser extent, higher feed costs.  Partially offsetting the decrease was a $5.6 million impairment charge incurred during the third quarter of 2011 related to the ham boning plant in Mexico, which resulted in a decrease in operating income for 2011as noted below.

Management is unable to predict future market prices for pork products or the cost of feed.  However, management anticipates positive operating income for this segment in 2013.  Also, see Note 13 to the Consolidated Financial Statements for discussion of a one-time credit of approximately $11.3 million for Federal blender’s credits that will be recognized as revenues in the first quarter of 2013.

Net sales for the Pork segment increased $356.3 million for the year ended December 31, 2011 compared to 2010.  The increase primarily reflected an increase in overall sales prices for pork products and, to a lesser extent, increased sales prices for and volume of biodiesel, and also higher volume of pork products sold.

Operating income for the Pork segment increased $46.0 million for the year ended December 31, 2011 compared to 2010.  The increase was primarily a result of higher sales prices and, to a lesser extent, higher volumes of pork products sold and an increase in payments received from the U.S. Government for biodiesel production in 2011 compared to 2010.  Partially offsetting the increase was higher feed costs primarily from higher corn prices and, to a lesser degree, higher costs for hogs purchased from third parties and the impact of using the LIFO method for determining certain inventory costs.  LIFO decreased operating income $33.7 million in 2011 compared to $1.3 million in 2010 primarily as a result of higher costs to purchase corn during 2011.  Also, during the third quarter of 2011, a $5.6 million impairment charge was incurred related to the ham boning plant in Mexico.  See Note 13 to the Consolidated Financial Statements for further discussion of the impairment charge.

Commodity Trading and Milling Segment

(Dollars in millions)	2012	2011	2010
Net sales	$3,023.5	$2,689.8	$1,808.9
Operating income as reported	$71.9	$43.2	$34.4
Less mark-to-market adjustments	0.9	(16.6)	17.2
Operating income excluding mark-to-market adjustments	$72.8	$26.6	$51.6
Income from affiliates	$10.5	$13.4	$21.0

Net sales for the Commodity Trading and Milling segment increased $333.7 million for the year ended December 31, 2012 compared to 2011.  The increase was primarily the result of the consolidation of PSI discussed above, partially offset by lower sales volumes to non-consolidated affiliates.  Also in 2011, $101.1 million in net sales were recognized related to previously deferred costs and deferred revenues under contracts for which the final sale prices were not fixed and determinable until the first quarter of 2011.

2012 Annual Report	17

SEABOARD CORPORATION

Management’s Discussion & Analysis

Operating income increased $28.7 million for the year ended December 31, 2012, compared to 2011.  The increase primarily reflected higher margins on commodity sales to third parties and net-write-downs of $15.4 million in 2011 for certain grain inventories for customer contract performance issues.  Partially offsetting the increase was the $17.5 million fluctuation of marking to market the derivative contracts in 2012, as discussed below.  Excluding the effects of these derivative contracts, operating income increased $46.2 million for 2012 compared to 2011.

As worldwide commodity price fluctuations cannot be predicted, management is unable to predict the level of future sales. Due to the uncertain political and economic conditions in the countries in which Seaboard operates and the current volatility in the commodity markets, management is unable to predict future sales and operating results for this segment. However, management anticipates positive operating income for this segment in 2013, excluding the potential effects of marking to market derivative contracts, although lower than 2012.

Had Seaboard not applied mark-to-market accounting to its derivative instruments, operating income for this segment in 2012 would have been higher by $0.9 million and $17.2 million in 2010, respectively, and in 2011 would have been lower by $16.6 million.  While management believes its commodity futures and options and foreign exchange contracts are primarily economic hedges of its firm purchase and sales contracts or anticipated sales contracts, Seaboard does not perform the extensive record-keeping required to account for these types of transactions as hedges for accounting purposes.  Accordingly, while the changes in value of the derivative instruments were marked to market, the changes in value of the firm purchase or sales contracts were not.  As products are delivered to customers, these existing mark-to-market adjustments should be primarily offset by realized margins or losses as revenue is recognized over time and thus, these mark-to-market adjustments could reverse in fiscal 2013.  Management believes eliminating these adjustments, as noted in the table above, provides a more reasonable presentation to compare and evaluate period-to-period financial results for this segment.

Income from affiliates for the year ended December 31, 2012 decreased by $2.9 million from 2011.  Based on the uncertainty of local political and economic environments in the countries in which the flour and feed mills operate, management cannot predict future results.

Net sales for the Commodity Trading and Milling segment increased $880.9 million for the year ended December 31, 2011 compared to 2010.  The increase was primarily the result of increased prices for wheat and corn, and increased volumes of commodities sold to both third parties and non-consolidated affiliates.  In addition, $101.1 million in net sales were recognized in the first quarter of 2011 related to previously deferred costs and deferred revenues under contracts for which the final sale prices were not fixed and determinable until the first quarter of 2011.

Operating income increased $8.8 million for the year ended December 31, 2011, compared to 2010.  The increase primarily reflects the $33.8 million fluctuation of marking to market the derivative contracts in 2011, as discussed above.  Excluding the effects of these derivative contracts, operating income decreased $25.0 million for 2011 compared to 2010.  The decrease was primarily the result of certain grain inventory write-downs of $15.4 million in 2011 for various customer contract performance issues. The decrease was also the result of, but to a lesser extent, higher selling, general and administrative expenses primarily from higher personnel costs and bad debt expense.

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

Marine Segment

(Dollars in millions)	2012	2011	2010
Net sales	$969.6	$928.5	$853.6
Operating income (loss)	$26.1	$(3.9)	$47.6

Net sales for the Marine segment increased $41.1 million for the year ended December 31, 2012, compared to 2011.  The increase was primarily the result of higher volumes and, to a lesser extent, increased rates in certain markets served during 2012 compared to 2011.

Operating income increased by $30.0 million for the year ended December 31, 2012, compared to 2011.  The increase was primarily the result of lower cost on a per unit shipped basis particularly for charter hire and trucking. Also, but to a lesser extent, the increases were the result of higher rates as noted above. Management cannot predict

18	2012 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

changes in future cargo volumes and cargo rates or to what extent changes in economic conditions in markets served will affect net sales or operating income during 2013. However, management anticipates positive operating income for this segment in 2013.

Net sales of the Marine segment increased $74.9 million for the year ended December 31, 2011, compared to 2010 primarily as the result of increased rates in most markets served during 2011 and, to a lesser extent, higher cargo volumes as economic activity generally increased in 2011 compared to 2010.

Operating income decreased by $51.5 million for the year ended December 31, 2011, compared to 2010.  The decrease was primarily the result of cost increases for fuel, trucking and charter hire on a per unit shipped basis. Partially offsetting the decrease was higher cargo rates as discussed above.

Sugar Segment

(Dollars in millions)	2012	2011	2010
Net sales	$288.3	$259.8	$196.0
Operating income	$60.2	$65.1	$31.7
Income from affiliates	$0.1	$0.4	$1.0

Net sales for the Sugar segment increased $28.5 million for the year ended December 31, 2012 compared to 2011.  The increase primarily reflects increased volumes of sugar produced and sold and, to a lesser extent, higher sales prices for alcohol and increased sales volumes of alcohol.  Partially offsetting the increase was lower sales prices for sugar.  Management cannot predict sugar and alcohol prices for 2013.

Operating income decreased $4.9 million for the year ended December 31, 2012 compared to 2011.  The decrease primarily represents lower income from sugar sales as a result of lower sale prices for sugar purchased from third parties for resale and, to a lesser extent, higher selling and administrative personnel costs. Partially offsetting this decrease was higher sales prices for alcohol as noted above.  Management anticipates positive operating income for this segment in 2013, although lower than 2012.

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

Power Segment

(Dollars in millions)	2012	2011	2010
Net sales	$255.4	$111.4	$124.0
Operating income	$55.0	$60.8	$13.4

Net sales for the Power segment increased $144.0 million for the year ended December 31, 2012 compared to 2011.   The increase primarily reflected increased volumes from the start-up of the new power generating facility in March 2012.

Operating income decreased $5.8 million for the year ended December 31, 2012 compared to 2011. The decrease primarily reflected the one-time gain on sale of power generating facilities of $52.9 million recognized in operating income during 2011 as referenced below.   Partially offsetting this decrease was increased volumes discussed above and, to a lesser extent, lower fuel cost per kilowatt hour generated as a result of using natural gas for a portion of production at the new power generating facility.  See Note 13 to the Consolidated Financial Statements for the sale of certain assets of this business in April 2011, subsequent leasing of one power generating facility and the construction of a new replacement power generating facility.

Management anticipates that sales volumes will be higher for 2013 as a result of the start-up of the new power generating facility in March 2012.  Management cannot predict future fuel costs or the extent to which rates will fluctuate compared to fuel costs.  However, management anticipates positive operating income for this segment in 2013, although lower than 2012.

Net sales of the Power segment decreased $12.6 million for the year ended December 31, 2011 compared to 2010 primarily reflected lower production levels, partially offset by higher rates.  The lower production levels are the

2012 Annual Report	19

SEABOARD CORPORATION

Management’s Discussion & Analysis

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

Turkey Segment

(Dollars in millions)	2012	2011	2010
Income (loss) from affiliate	$20.2	$12.7	$(1.0)

The Turkey segment, accounted for using the equity method, represents Seaboard’s investment in Butterball. The increase in income from affiliate for 2012 compared to 2011 was primarily the result of higher sale prices for certain products and, to a lesser extent, higher volumes.  Partially offsetting the increase was higher feed cost.  See Note 4 to the Consolidated Financial Statements for discussion of Seaboard’s investment in Butterball, which occurred on December 6, 2010.  Accordingly, the loss from affiliate for 2010 above represents the period from December 6, 2010 to December 31, 2010.  During the third quarter of 2011, management of Butterball announced the closing of its Longmont, Colorado facilities by December 31, 2011, resulting in an impairment of fixed assets charge and accrued severance charges.  Seaboard’s proportionate share of these charges in the second half of 2011 was $3.0 million recognized in income from affiliate for 2011.  As management is still attempting to sell this facility, additional impairment charges to earnings are possible in the future.  On December 31, 2012, Butterball purchased the assets of Gusto Packing Company, Inc., a pork and turkey further processor located in Montgomery, Illinois.  Management anticipates positive income for this segment in 2013, excluding the potential effects of marking to market commodity derivative contracts and interest rate exchange agreements, although lower than 2012.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses for the year ended December 31, 2012 increased by $30.7 million over 2011 to $251.4 million.  This increase was primarily the result of increased personnel costs in most segments, the consolidation of PSI on January 1, 2012 discussed above and, to a lesser extent, higher costs related to Seaboard’s deferred compensation programs (which are offset by the mark-to-market investments recorded in Other Investment Income, Net discussed below).  As a percentage of revenues, SG&A increased to 4.1% for 2012 compared to 3.8% for 2011.

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

Interest Expense

Interest expense totaled $11.0 million, $6.9 million and $5.6 million for the years ended December 31, 2012, 2011 and 2010, respectively. Interest expense increased for 2012 compared to 2011, which primarily reflected lower capitalized interest during 2012 compared to the same periods in 2011 related to the construction of the cogeneration plant completed in the fourth quarter of 2011 and the new power generating facility completed in March 2012.  Interest expense increased for 2011 compared to 2010, primarily from higher average interest rates on total borrowings outstanding.

Interest Income from Affiliates

Interest income from affiliates totaled $20.6 million, $17.8 million and $1.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.  The increase for 2012 compared to 2011 primarily represented increased interest from notes receivable from Butterball in 2012 compared to 2011. The increase for 2011 compared to 2010 primarily represented interest from notes receivable from Butterball.  Seaboard invested in Butterball in December 2010, as noted above.

Other Investment Income, Net

Other investment income, net totaled $8.5 million, $0.2 million and $14.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. The increase for 2012 compared to 2011 primarily reflected a gain of $4.1

20	2012 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

million in 2012 compared to a loss of $1.6 million in 2011 from the mark-to-market value of Seaboard’s investments related to the deferred compensation programs.  The decrease for 2011 compared to 2010 primarily reflected a loss of $1.6 million in 2011 compared to a gain of $4.2 million in 2010 from the mark-to-market value of Seaboard’s investments related to the deferred compensation programs and realized gains of $0.7 million on short-term investments in 2011 compared to $6.6 million of realized gains for 2010.  Other investment income for 2010 also included $2.2 million in syndication fees recognized from the Butterball investment transaction.

Foreign Currency Gains, Net

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

Miscellaneous, Net

Miscellaneous, net totaled $(3.0) million, $(13.1) million and $(0.4) million for the years ended December 31, 2012, 2011 and 2010, respectively. Miscellaneous, net included losses on interest rate exchange agreements of $5.1 million, $14.5 million and $1.3 million in 2012, 2011 and 2010, respectively.

Income Tax Expense

The effective tax rate for 2012 is comparable to prior years even though the mix of domestic and foreign earnings has fluctuated.  This is primarily the result of lower domestic taxable earnings offset by the Power segment being taxable for the majority of 2012 compared to being non-taxable in prior years, including the gain on sale of power generating facilities in the second quarter of 2011.  See Note 7 to the Consolidated Financial Statements for discussion of a one-time tax benefit from the American Taxpayer Relief Act of 2012 on income taxes in the first quarter of 2013.

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

Allowance for Doubtful Accounts – Seaboard primarily uses a specific identification approach, in management’s best judgment, to evaluate the adequacy of this reserve for estimated uncollectible receivables as of the consolidated balance sheet date. Changes in estimates, developing trends and other new information can have a material effect on future evaluations. Furthermore, Seaboard’s total current and long-term receivables are heavily weighted toward foreign receivables ($417.9 million or 57% at December 31, 2012), including foreign receivables due from affiliates ($120.9 million at December 31, 2012), which generally represent more of a collection risk than its domestic receivables.  Receivables due from affiliates are generally associated with entities located in foreign countries considered lesser developed than the U.S., which can experience conditions causing sudden changes to their ability

2012 Annual Report	21

SEABOARD CORPORATION

Management’s Discussion & Analysis

to repay such receivables on a timely basis or in full.  Future collections of receivables or lack thereof could result in a material charge or credit to earnings depending on the ultimate resolution of each individual customer past due receivable.  Bad debt expense for the years ended December 31, 2012, 2011 and 2010 was $3.1 million, $4.4 million and $2.8 million, respectively.

Valuation of Inventories – Inventories are generally valued at the lower of cost or market. In determining market, management makes assumptions regarding replacement costs, estimated sales prices, estimated costs to complete, estimated disposal costs and normal profit margins. For commodity trading inventories, when contract performance by a customer becomes a concern, management must also evaluate available options to dispose of the inventory, including assumptions about potential negotiated changes to sales contracts, sales prices in alternative markets in various foreign countries and potentially additional transportation costs.  At times, management must consider probability weighting various viable alternatives in its determination of the net realizable value of the inventories. These assumptions and probabilities are subjective in nature, and are based on management’s best estimates and judgments existing at the time of preparation. Changes in future market prices of grains or facts and circumstances could result in a material write-down in value of inventory or decreased future margins on the sale of inventory.  See Note 13 to the Consolidated Financial Statements for further discussion on the Commodity Trading and Milling segment and its $15.4 million write-down of inventories in 2011.

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

Goodwill and Other Intangible Assets – Goodwill and other indefinite-life intangible assets, not subject to amortization, are evaluated annually for impairment at the quarter end closest to the anniversary date of the acquisition, or more frequently if circumstances indicate that impairment is possible.  In performing its annual evaluation, management first performs a qualitative assessment to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying value.  If management cannot reasonably conclude it is more likely that fair value exceeds carrying value, then a two-step quantitative test for impairment is performed for the reporting unit.  Otherwise, Seaboard concludes that no impairment is indicated and does not perform the two-step test.   The qualitative assessment requires management to make judgments in identifying the key drivers used in the fair value measurement for each indefinite-live asset.  Management then has to assess the current potential impact of the factors identified on the fair value and consider any events that impact the carrying amount of the asset. In those situations where it is determined to perform a two-step quantitative test for impairment, management then has to make judgments in determining what assumptions to use in estimating fair value. One of the methods used by Seaboard to determine fair value is the income approach using discounted future projected cash flows. Some of the key assumptions utilized in determining future projected cash flows include estimated growth rates, expected future sales prices and costs, and future capital expenditures requirements. In some cases, judgment is also required in assigning probability weighting to the various future cash flow scenarios. The probability weighting percentages used and the various future projected cash flow models prepared by management are based on facts and circumstances existing at the time of preparation and management’s best estimates and judgment of future operating results. Seaboard cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and indefinite-life intangible assets that may include, but are not limited to, a change in the business

22	2012 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

climate, a negative change in relationships with significant customers and changes to strategic decisions, including decisions to expand made in response to economic and competitive conditions. Changes in these facts, circumstances and management’s estimates and judgment could result in an impairment of goodwill and/or other intangible assets resulting in a material charge to earnings. At December 31, 2012, Seaboard had goodwill of $43.2 million and other intangible assets not subject to amortization of $17.0 million.

Income Taxes – Income taxes are determined by management based on current tax regulations in the various worldwide taxing jurisdictions in which Seaboard conducts its business. In various situations, accruals have been made for estimates of the tax effects for certain transactions, business structures, the estimated reversal of timing differences and future projected profitability of Seaboard’s various business units based on management’s interpretation of existing facts, circumstances and tax regulations. Should new evidence come to management’s attention which could alter previous conclusions or if taxing authorities disagree with the positions taken by Seaboard, the change in estimate could result in a material adverse or favorable impact on the financial statements. As of December 31, 2012, Seaboard has deferred tax assets of $119.9 million, net of the valuation allowance of $11.8 million, and deferred tax liabilities of $129.3 million. For the years ended December 31, 2012, 2011 and 2010, income tax expense included $(22.4) million, $(1.9) million and $13.4 million, respectively, for deferred taxes to federal, foreign, state and local taxing jurisdictions.

Accrued Pension Liability – The measurement of Seaboard’s pension liability and related expense is dependent on a variety of assumptions and estimates regarding future events. These assumptions include discount rates, assumed rate of return on plan assets, compensation increases, turnover rates, mortality rates and retirement rates. The discount rate and return on plan assets are important elements of liability and expense measurement, and are reviewed on an annual basis. The effect of decreasing both the discount rate and assumed rate of return on plan assets by 50 basis points would be an increase in pension expense of approximately $2.5 million per year. The effects of actual results differing from the assumptions (i.e. gains or losses) are primarily accumulated in accrued pension liability and amortized over future periods if it exceeds the 10 percent corridor and, therefore, could affect Seaboard’s recognized pension expense in such future periods, as permitted under U.S. GAAP.  Accordingly, accumulated gains or losses in excess of the 10 percent corridor are amortized over the average future service of active participants. See Note 10 to the Consolidated Financial Statements for further discussion of management’s assumptions.

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

Changes in commodity prices affect the cost of necessary raw materials and other inventories, finished product sales and firm sales commitments. Seaboard uses various grain, oilseed and other commodities futures and options purchase contracts to manage certain risks of increasing prices of raw materials and firm sales commitments or anticipated sales contracts.  Short sales contracts are then used to offset the open purchase derivatives when the related commodity inventory is purchased in advance of the derivative maturity, effectively offsetting the initial futures or option purchase contract. From time to time, hog futures are used to manage risks of increasing prices of live hogs acquired for processing, and hog futures are used to manage risks of fluctuating prices of pork product inventories and related future sales.  From time to time, Seaboard may enter into short positions in energy related resources (i.e., heating oil, crude oil, etc.) to manage certain exposures related to bio-energy margins. Inventories that are sensitive to changes in commodity prices, including carrying amounts at December 31, 2012 and 2011, are presented in Note 3 to the Consolidated Financial Statements. Raw material requirements, finished product sales and firm sales commitments are also sensitive to changes in commodity prices.

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

During 2010, Seaboard entered into four ten-year interest rate exchange agreements which involve the exchange of

2012 Annual Report	23

SEABOARD CORPORATION

Management’s Discussion & Analysis

fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to mitigate the effects of fluctuations in interest rates on variable rate debt. In September 2012, Seaboard terminated one interest rate exchange agreement with a notional value of $25.0 million. Seaboard pays a fixed rate and receives a variable rate of interest on three notional amounts of $25.0 million each. While Seaboard has certain variable rate debt, these interest rate exchange agreements do not qualify as hedges for accounting purposes. Accordingly, the changes in fair value of these agreements are recorded in Miscellaneous, net in the Consolidated Statements of Comprehensive Income.

The following table presents the sensitivity of the fair value of Seaboard’s open net commodity future and option contracts, foreign currency contracts and interest rate exchange agreements to a hypothetical 10 percent change in market prices or in foreign exchange rates and interest rates as of December 31, 2012 and December 31, 2011. For all open derivatives, the fair value of such positions is a summation of the fair values calculated for each item by valuing each net position at quoted market prices as of the applicable date.

(Thousands of dollars)	December 31, 2012	December 31, 2011
Grains and oilseeds	$ 8,296	$ 6,628
Hogs	1,955	201
Sugar	639	-
Energy related resources	165	478
Dry dairy products	22	-
Foreign currencies	28,457	17,885
Interest rates	892	1,393

The table below provides information about Seaboard’s non-trading financial instruments sensitive to changes in interest rates at December 31, 2012.  For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.  At December 31, 2012, long-term debt included foreign subsidiary obligations of $102.6 million payable in U.S. dollars and $0.2 million payable in Argentine pesos.  At December 31, 2011, long-term debt included foreign subsidiary obligations of $81.3 million payable in U.S. dollars and $0.2 million payable in Argentine pesos.  Weighted average variable rates are based on rates in place at the reporting date. Short-term instruments, including short-term investments, non-trade receivables and current notes payable have carrying values that approximate market and are not included in this table due to their short-term nature.

(Dollars in thousands)	2013	2014	2015	2016	2017	Thereafter	Total
Long-term debt:
Fixed rate	$11,956	$11,553	$11,400	$11,400	$11,400	$46,272	$ 103,981
Average interest rate	5.83%	5.48%	5.34%	5.34%	5.34%	5.50%	5.48%
Variable rate	$13,182	$ -	$ -	$ -	$ -	$28,800	$ 41,982
Average interest rate	1.56%	-	-	-	-	1.47%	1.50%

Non-trading financial instruments sensitive to changes in interest rates at December 31, 2011 consisted of fixed rate long-term debt totaling $115.2 million, with an average interest rate of 5.95 percent and variable rate long-term debt totaling $42.0 million, with an average interest rate of 1.61 percent.

24	2012 Annual Report

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

Management’s Report on Internal Control Over Financial Reporting

The management of Seaboard Corporation and its consolidated subsidiaries (Seaboard) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision, and with the participation of management and its Internal Audit Department, Seaboard conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under the framework in Internal Control - Integrated Framework, management concluded that Seaboard’s internal control over financial reporting was effective as of December 31, 2012.

Seaboard’s independent registered public accounting firm, that audited the consolidated financial statements included in the annual report, has issued an audit report on the effectiveness of Seaboard’s internal control over financial reporting.  Their report is included herein.

2012 Annual Report	25

SEABOARD CORPORATION

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Seaboard Corporation:

We have audited the accompanying consolidated balance sheets of Seaboard Corporation and subsidiaries (the Company) as of December 31, 2012 and 2011 and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Seaboard Corporation’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Kansas City, Missouri February 27, 2013

26	2012 Annual Report

SEABOARD CORPORATION

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Seaboard Corporation:

We have audited Seaboard Corporation’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Seaboard Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Seaboard Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Seaboard Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 27, 2013 expressed an unqualified opinion on those consolidated financial statements.

Kansas City, Missouri February 27, 2013

2012 Annual Report	27

SEABOARD CORPORATION

Consolidated Statements of Comprehensive Income

		Years ended December 31,
(Thousands of dollars except per share amounts)		2012		2011		2010
Net sales:
Products (includes sales to affiliates of $747,064, $808,834 and $500,265)		$4,916,322		$4,666,172		$3,354,348
Service revenues		1,015,481		969,339		907,320
Other		257,330		111,391		124,034
Total net sales		6,189,133		5,746,902		4,385,702
Cost of sales and operating expenses:
Products		4,536,582		4,196,360		2,980,606
Services		896,062		879,199		775,637
Gain on sale of power generating facilities		-		(52,923)		-
Other		195,431		96,383		103,465
Total cost of sales and operating expenses		5,628,075		5,119,019		3,859,708
Gross income		561,058		627,883		525,994
Selling, general and administrative expenses		251,397		220,679		204,928
Operating income		309,661		407,204		321,066
Other income (expense):
Interest expense		(11,049)		(6,868)		(5,632)
Interest income		11,050		10,004		11,088
Interest income from affiliates		20,570		17,826		1,543
Income from affiliates		30,707		26,621		20,965
Other investment income, net		8,461		249		14,145
Foreign currency gains, net		352		651		1,254
Miscellaneous, net		(2,974)		(13,079)		(384)
Total other income, net		57,117		35,404		42,979
Earnings before income taxes		366,778		442,608		364,045
Income tax expense		(84,190)		(99,051)		(81,033)
Net earnings		$282,588		$343,557		$283,012
Less: Net loss (income) attributable to noncontrolling interests		(277)		2,290		599
Net earnings attributable to Seaboard		$282,311		$345,847		$283,611

Earnings per common share	$234.54		$284.66		$231.69

Other comprehensive income (loss), net of income tax benefit of $9,197, $12,604 and $5,443:
Foreign currency translation adjustment		(15,788)		(12,389)		(3,704)
Unrealized gain on investments		2,543		(756)		(2,134)
Unrealized loss on cash flow hedges		(113)		-		-
Unrecognized pension cost		(2,121)		(19,013)		(3,283)
Other comprehensive loss, net of tax		$(15,479)		$(32,158)		$(9,121)
Comprehensive income		267,109		311,399		273,891
Less: Comprehensive loss (income) attributable to the noncontrolling interest		(279)		2,351		599
Comprehensive income attributable to Seaboard		$266,830		$313,750		$274,490

Average number of shares outstanding		1,203,698		1,214,934		1,224,092

Dividends declared per common share		$12.00		$-		$9.00

See accompanying notes to consolidated financial statements.

28	2012 Annual Report

SEABOARD CORPORATION

Consolidated Balance Sheets

	December 31,
(Thousands of dollars except per share amounts)	2012	2011
Assets
Current assets:
Cash and cash equivalents	$47,651	$71,510
Short-term investments	313,379	323,256
Receivables:
Trade	367,321	280,279
Due from affiliates	124,006	126,616
Other	42,696	81,255
	534,023	488,150
Allowance for doubtful accounts	(12,131)	(10,941)
Net receivables	521,892	477,209
Inventories	756,864	644,930
Deferred income taxes	24,586	23,203
Other current assets	118,391	91,934
Total current assets	1,782,763	1,632,042
Net property, plant and equipment	843,879	796,822
Investments in and advances to affiliates	410,542	364,840
Notes receivable from affiliate	202,931	110,903
Goodwill	43,218	40,628
Other intangible assets, net	19,843	19,496
Other assets	44,605	41,997
Total Assets	$3,347,781	$3,006,728
Liabilities and Stockholders’ Equity
Current liabilities:
Notes payable to banks	$28,786	$16,219
Current maturities of long-term debt	25,138	40,885
Accounts payable	217,041	151,869
Accrued compensation and benefits	127,141	114,323
Deferred revenue	53,811	29,147
Deferred revenue from affiliates	24,131	27,806
Accrued voyage costs	47,674	46,399
Accrued commodity inventory	46,509	54,357
Other accrued liabilities	106,344	80,404
Total current liabilities	676,575	561,409
Long-term debt, less current maturities	120,825	116,367
Deferred income taxes	33,929	66,300
Accrued pension liability	127,837	106,673
Other liabilities and deferred credits	80,426	76,512
Total non-current liabilities	363,017	365,852
Commitments and contingent liabilities
Stockholders’ equity:
Common stock of $1 par value. Authorized 1,250,000 shares; issued and outstanding 1,197,660 and 1,210,597 shares	1,198	1,211
Accumulated other comprehensive loss	(171,544)	(156,065)
Retained earnings	2,474,896	2,233,778
Total Seaboard stockholders’ equity	2,304,550	2,078,924
Noncontrolling interests	3,639	543
Total equity	2,308,189	2,079,467
Total Liabilities and Stockholders’ Equity	$3,347,781	$3,006,728

See accompanying notes to consolidated financial statements.

2012 Annual Report	29

SEABOARD CORPORATION

Consolidated Statements of Cash Flows

	Years ended December 31,
(Thousands of dollars)	2012	2011	2010
Cash flows from operating activities:
Net earnings	$282,588	$343,557	$283,012
Adjustments to reconcile net earnings to cash from operating activities:
Depreciation and amortization	90,216	81,223	86,802
Gain on sale of power generating facilities	-	(52,923)	-
Gain from sale of fixed assets	(8,710)	(1,566)	(2,555)
Fixed asset impairment charge	-	5,600	-
Deferred income taxes	(24,560)	(1,558)	12,506
Pay-in-kind interest and accretion on note receivable from affiliate	(11,936)	(10,584)	(695)
Income from affiliates	(30,707)	(26,621)	(20,965)
Dividends received from affiliates	785	1,813	1,843
Other investment income, net	(8,461)	(249)	(14,145)
Foreign currency exchange gain	(244)	(336)	(140)
Other	3,614	829	1,005
Changes in assets and liabilities, net of business acquired:
Receivables, net of allowance	(66,583)	(88,434)	(86,205)
Inventories	(64,943)	(118,731)	(40,053)
Other current assets	(18,167)	85,856	(2,570)
Current liabilities, exclusive of debt	93,246	(36,875)	107,482
Other, net	25,565	38,995	14,490
Net cash from operating activities	261,703	219,996	339,812
Cash flows from investing activities:
Purchase of short-term investments	(773,111)	(233,431)	(687,335)
Proceeds from the sale of short-term investments	755,141	220,823	695,384
Proceeds from the maturity of short-term investments	36,693	19,255	69,534
Short-term note receivable issued to affiliate, net	-	(30,096)	-
Investments in and advances to affiliates, net	(24,927)	(18,533)	(217,578)
Capital expenditures	(158,755)	(183,748)	(103,336)
Proceeds from the sale of fixed assets	15,906	4,882	7,655
Proceeds from the sale of power generating facilities	-	59,603	-
Advance payment on capital lease	-	(8,493)	-
Long-term notes receivable issued to affiliate	(81,231)	(13,037)	(100,000)
Principal payments received on long-term notes receivable from affiliate	1,139	2,827	-
Proceeds from syndication and subordinated loan fees	-	-	6,525
Sale (purchase) of long-term investments	(9,789)	(4,696)	552
Acquisition of business, net of cash acquired	(3,186)	-	(5,578)
Other, net	849	1,394	1,140
Net cash from investing activities	(241,271)	(183,250)	(333,037)
Cash flows from financing activities:
Notes payable to banks, net	12,592	(62,510)	(2,535)
Proceeds from the issuance of long-term debt	32,682	64,967	16,352
Principal payments of long-term debt	(43,947)	(1,476)	(2,179)
Repurchase of common stock	(26,830)	(9,971)	(29,994)
Dividends paid	(14,376)	-	(10,963)
Partial purchase of noncontrolling interest in a consolidated subsidiary	(3,045)	-	-
Dividends paid to noncontrolling interests	(36)	(148)	(36)
Other, net	492	452	370
Net cash from financing activities	(42,468)	(8,686)	(28,985)
Effect of exchange rate change on cash	(1,823)	2,326	1,477
Net change in cash and cash equivalents	(23,859)	30,386	(20,733)
Cash and cash equivalents at beginning of year	71,510	41,124	61,857
Cash and cash equivalents at end of year	$47,651	$71,510	$41,124

See accompanying notes to consolidated financial statements.

30	2012 Annual Report

SEABOARD CORPORATION

Consolidated Statements of Changes in Equity

		Accumulated
		Other
	Common	Comprehensive	Retained	Noncontrolling
(Thousands of dollars except per share amounts)	Stock	Loss	Earnings	Interest	Total
Balances, January 1, 2010	$1,237	$(114,786)	$1,655,222	$3,746	$1,545,419
Comprehensive income:
Net earnings			283,611	(599)	283,012
Other comprehensive loss, net of tax		(9,121)			(9,121)
Addition of noncontrolling interests				(68)	(68)
Dividends paid to noncontrolling interests				(36)	(36)
Repurchase of common stock	(21)		(29,973)		(29,994)
Dividends on common stock			(10,963)		(10,963)
Balances, December 31, 2010	1,216	(123,907)	1,897,897	3,043	1,778,249
Comprehensive income:
Net earnings			345,847	(2,290)	343,557
Other comprehensive loss, net of tax		(32,158)		(61)	(32,219)
Dividends paid to noncontrolling interests				(149)	(149)
Repurchase of common stock	(5)		(9,966)		(9,971)
Balances, December 31, 2011	1,211	(156,065)	2,233,778	543	2,079,467
Comprehensive income:
Net earnings			282,311	277	282,588
Other comprehensive loss, net of tax		(15,479)		2	(15,477)
Addition of noncontrolling interests				2,853	2,853
Dividends paid to noncontrolling interests				(36)	(36)
Repurchase of common stock	(13)		(26,817)		(26,830)
Dividends on common stock			(14,376)		(14,376)
Balances, December 31, 2012	$1,198	$(171,544)	$2,474,896	$3,639	$2,308,189

See accompanying notes to consolidated financial statements.

2012 Annual Report	31

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 1

Summary of Significant Accounting Policies

Operations of Seaboard Corporation and its Subsidiaries

Seaboard Corporation and its subsidiaries (Seaboard) is a diverse global agribusiness and transportation company. In the United States, Seaboard is primarily engaged in pork production and processing and ocean transportation. Overseas, Seaboard is primarily engaged in commodity merchandising, grain processing, sugar production, and electric power generation.  Seaboard also has an interest in turkey operations in the United States. Seaboard Flour LLC and SFC Preferred LLC (Parent Companies) are the owners of 74.6 percent of Seaboard’s outstanding common stock.

Principles of Consolidation and Investments in Affiliates

The consolidated financial statements include the accounts of Seaboard Corporation and its domestic and foreign subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation. Investments in non-controlled affiliates are accounted for by the equity method. Financial information from certain foreign subsidiaries and affiliates is reported on a one- to three-month lag, depending on the specific entity.

Short-Term Investments

Short-term investments are retained for future use in the business and may include money market funds, corporate bonds, U.S. government obligations, mutual funds, mortgage-backed and municipal debt securities and, on a limited basis, high yield bonds, domestic equity securities and foreign government bonds. Investments held by Seaboard that are categorized as available-for-sale are reported at their estimated fair value with any related unrealized gains and losses reported net of tax, as a component of accumulated other comprehensive income.  Investments held by Seaboard that are categorized as trading securities are reported at their estimated fair value with any unrealized gains and losses included in other investment income on the Consolidated Statements of Comprehensive Income. Debt securities that are categorized as held to maturity are recorded at amortized cost, which is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Gains and losses on sale of investments are generally based on the specific identification method.

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

32	2012 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Notes Receivable from Affiliate

Seaboard monitors the credit quality of notes receivable from its affiliate, Butterball, LLC (Butterball), by obtaining and reviewing financial information for this affiliate on a monthly basis and by having Seaboard representatives serve on the Board of Directors of Butterball.

Goodwill and Other Intangible Assets

Goodwill and other indefinite-life intangible assets are assessed annually for impairment by each reporting unit at the quarter end closest to the anniversary date of the acquisition, or more frequently if circumstances indicate that impairment is likely. Separable intangible assets with finite lives are amortized over their estimated useful lives. Any one event or a combination of events such as change in the business climate, a negative change in relationships with significant customers and changes to strategic decisions, including decisions to expand made in response to economic or competitive conditions could require an interim assessment prior to the next required annual assessment.  Based on the annual assessments conducted by each reporting unit during 2012, there were no impairment charges recorded for the year ended December 31, 2012.

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

Deferred Grants

Included in other liabilities at December 31, 2012 and 2011 was $5,231,000 and $5,631,000, respectively, of deferred grants. The deferred grants represent economic development funds contributed by government entities that were limited to construction of a pork processing facility in Guymon, Oklahoma. Deferred grants are being amortized as a reduction of depreciation expense over the life of the assets acquired with the funds.

Asset Retirement Obligation

Seaboard has recorded long-lived assets and a related liability for the asset retirement obligation costs associated with the closure of the hog lagoons it is legally obligated to close in the future should Seaboard cease operations or plan to close such lagoons voluntarily in accordance with a changed operating plan. Based on detailed assessments and appraisals obtained to estimate the future retirement costs, Seaboard has determined and recorded the present value of the projected costs in non-current other liabilities on the Consolidated Balance Sheets, with the retirement asset depreciated over the economic life of the related asset. The following table shows the changes in the asset retirement obligation during 2012 and 2011:

	Years ended December 31,
(Thousands of dollars)	2012	2011
Beginning balance	$ 13,109	$ 12,028
Accretion expense	1,090	1,007
Liability for additional lagoons placed in service	116	74
Ending balance	$ 14,315	$ 13,109

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

Revenue Recognition

As a result of a marketing agreement with Triumph Foods LLC (Triumph), Seaboard’s sales prices for its pork products included in product revenues are primarily based on a margin sharing arrangement that considers the

2012 Annual Report	33

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

average sales price and mix of products sold from both Seaboard’s and Triumph’s hog processing plants. Seaboard earns a fee for marketing the pork products of Triumph, and recognizes this fee as service revenue primarily based on the number of head processed by Triumph. Revenue of the commodity trading business is recognized when the commodity is delivered to the customer, collection is reasonably assured and the sales price is fixed or determinable. Revenue of the containerized cargo service is recognized ratably over the transit time for each voyage, with expenses associated with containerized cargo service being recognized as incurred. Revenues from all other commercial exchanges are recognized at the time products are shipped or delivered in accordance with shipping terms or services rendered, the customer takes ownership and assumes risk of loss, collection is reasonably assured and the sales price is fixed or determinable.

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

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, management considers all demand deposits and overnight investments as cash equivalents. The following table shows the amounts paid for interest and income taxes:

	Years ended December 31,
(Thousands of dollars)	2012	2011	2010
Interest (net of amounts capitalized)	$11,674	$6,786	$8,377
Income taxes (net of refunds)	69,760	126,730	69,626

Included in property, plant and equipment is capitalized interest in the amount of $1,125,000, $6,723,000 and $3,350,000 for 2012, 2011 and 2010, respectively.

Supplemental Non-Cash Transactions

As discussed in Note 4, as of December 31, 2012 and 2011, Seaboard had a note receivable from an affiliate which accrues pay-in-kind interest income.  Non-cash, pay-in-kind interest income and accretion of discount recognized on this note receivable for the years ended December 31, 2012 and 2011 was $11,936,000 and $10,584,000, respectively.

As discussed in Note 4, effective January 1, 2012, Seaboard began consolidation accounting and discontinued the equity method of accounting for their investment in PS International, LLC (PSI) with Seaboard’s ownership interest increasing from 50% to 70%. On December 31, 2012, Seaboard further increased its ownership from 70% to 85%.  Total cash paid during 2012 for these two transactions, net of cash acquired was $3,186,000 and $3,045,000, respectively, and increased working capital by $14,209,000, fixed assets by $163,000, goodwill by $2,590,000, intangible assets by $1,441,000, other long-term assets by $96,000, non-controlling interest by $2,853,000 and decreased investment in and advances to affiliates by $9,415,000.

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

34	2012 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

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

Seaboard holds and issues certain derivative instruments to manage various types of market risks from its day-to-day operations, primarily including commodity futures and option contracts and foreign currency exchange agreements, and from time to time, interest rate exchange agreements. While management believes each of these instruments primarily are entered into in order to effectively manage various market risks, as of December 31, 2012, none of the derivatives are designated and accounted for as hedges, primarily as a result of the extensive record-keeping requirements. Seaboard also enters into speculative derivative transactions related to its market risks.

Recently Adopted Accounting Standards

In May 2011, the Financial Accounting Standards Board (FASB) issued guidance to amend the requirements related to fair value measurement which changed the wording used to describe many requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements. Seaboard adopted this guidance on January 1, 2012.  The adoption of this guidance did not have a material impact on Seaboard’s financial position or net earnings.

In June 2011, the FASB issued guidance to revise the manner in which entities present comprehensive income in the financial statements.  The new guidance removed the footnote presentation option used by Seaboard in the past and required entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.  Seaboard adopted this guidance in the first quarter of 2012.  The adoption of this guidance did not have an impact on Seaboard’s financial position or net earnings.

In September 2011, the FASB issued guidance to allow entities the option of performing a qualitative assessment to test goodwill for impairment.  This guidance permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value.  If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test.  Otherwise, the two-step goodwill impairment test is not required.  Seaboard adopted this guidance on January 1, 2012.  The adoption of this guidance did not have an impact on Seaboard’s financial position or net earnings.

In July 2012, the FASB issued guidance to allow entities the option of performing a qualitative assessment to test indefinite-lived intangible assets for impairment.  This guidance permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the intangible asset is less than its carrying value.  If it is concluded that this is the case, it is necessary to calculate the fair value of the intangible asset.  Otherwise, calculating the fair value of the intangible asset is not required.  Early adoption is permitted and

2012 Annual Report	35

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Seaboard adopted this guidance on June 30, 2012. The adoption of this guidance did not have an impact on Seaboard’s financial position or net earnings.

Note 2

Investments

All of Seaboard’s available-for-sale and trading securities are classified as current assets, as they are readily available to support Seaboard’s current operating needs.  At December 31, 2012 and 2011, amortized cost and estimated fair market value were not materially different for these investments. At December 31, 2012 and 2011, money market funds included $6,437,000 and $25,755,000 denominated in Euros, respectively, and at December 31, 2012 also included $2,620,000 denominated in British Pounds and $2,441,000 denominated in Canadian dollars. As of December 31, 2012 and 2011, the trading securities primarily consisted of high yield debt securities. As of December 31, 2012 and 2011, unrealized gains related to trading securities were $2,042,000 and $376,000, respectively.

The following is a summary of the amortized cost and estimated fair value of short-term investments for both available for sale and trading securities at December 31, 2012 and 2011:

	2012		2011
	Amortized	Fair	Amortized	Fair
(Thousands of dollars)	Cost	Value	Cost	Value
Money market funds	$126,537	$126,537	$139,420	$139,420
Corporate bonds	67,275	69,214	88,589	89,146
U.S. Government agency securities	23,647	23,775	9,720	9,757
Emerging markets debt mutual fund	17,693	18,734	17,693	16,399
U.S. Treasury securities	17,165	17,169	4,848	4,905
Collateralized mortgage obligations	15,059	15,162	14,915	15,011
Asset backed debt securities	12,180	12,238	3,533	3,533
Fixed rate municipal notes and bonds	-	-	17,718	17,788
Other	-	-	1,480	1,484
Total available-for-sale short-term investments	279,556	282,829	297,916	297,443
High yield trading debt securities	21,839	23,406	20,155	20,750
Emerging markets trading debt mutual funds	3,046	3,237	2,620	2,487
Emerging markets trading debt securities	2,361	2,600	2,444	2,355
Other trading investments	1,262	1,307	218	221
Total short-term investments	$308,064	$313,379	$323,353	$323,256

The following table summarizes the estimated fair value of fixed rate securities designated as available-for-sale, classified by the contractual maturity date of the security as of December 31, 2012:

(Thousands of dollars)	2012
Due within one year	$ 2,587
Due after one year through three years	52,411
Due after three years	60,721
Total fixed rate securities	$115,719

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

36	2012 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 3

Inventories

The following table is a summary of inventories at the end of each year:

	December 31,
(Thousands of dollars)	2012	2011
At lower of LIFO cost or market:
Live hogs and materials	$258,638	$228,624
Fresh pork and materials	31,495	29,426
	290,133	258,050
LIFO adjustment	(90,730)	(57,783)
Total inventories at lower of LIFO cost or market	199,403	200,267
At lower of FIFO cost or market:
Grains, oilseeds and other commodities	317,573	251,839
Sugar produced and in process	65,986	78,730
Other	73,606	63,449
Total inventories at lower of FIFO cost or market	457,165	394,018
Grain, flour and feed at lower of weighted average cost or market	100,296	50,645
Total inventories	$756,864	$644,930

The use of the LIFO method decreased 2012, 2011 and 2010 earnings by $20,098,000 ($16.70 per common share), $20,556,000 ($16.92 per common share) and $780,000 ($0.64 per common share), respectively. If the FIFO method had been used for certain inventories of the Pork segment, inventories would have been higher by $90,730,000 and $57,783,000 as of December 31, 2012 and 2011, respectively.

Note 4

Investments in and Advances to Affiliates and Notes Receivable from Affiliate

Seaboard’s investments in and advances to non-controlled, non-consolidated affiliates are primarily related to Butterball, as discussed below, and Commodity Trading and Milling segment businesses conducting flour, maize and feed milling, baking operations and poultry production and processing. As of December 31, 2012, the location and percentage ownership of these affiliates excluding Butterball are as follows:  Democratic Republic of Congo (50%), Lesotho (50%), Kenya (35%-49%), Nigeria (25%-48%), and Zambia (49%) in Africa; Colombia (40%) and Ecuador (25%-50%) in South America, and Haiti (23%) in the Caribbean. Also, Seaboard has investments in grain trading businesses in Australia (25%) and Peru (50%). Seaboard generally is the primary provider of choice for grains, feed and supplies purchased by these non-controlled affiliates. As Seaboard conducts its commodity trading business with third parties, consolidated subsidiaries and affiliates on an interrelated basis, cost of sales on affiliates cannot be clearly distinguished without making numerous assumptions, primarily with respect to mark-to-market accounting for commodity derivatives. In addition, Seaboard has investments in and advances to two sugar-related businesses in Argentina (46%-50%).  The equity method is used to account for all of the above investments.

On December 6, 2010, Seaboard Corporation acquired a 50% non-controlling voting interest in Butterball from Maxwell Farms, LLC, Goldsboro Milling Company and GM Acquisition LLC (collectively, the Maxwell Group) for a cash purchase price of $177,500,000.  Butterball is a vertically integrated producer, processor and marketer of branded and non-branded turkeys and other turkey products. Seaboard purchased its interest in Butterball from the Maxwell Group after the Maxwell Group had reacquired a 49% interest held by Murphy-Brown, LLC (Murphy-Brown), a subsidiary of Smithfield Foods, Inc.  The other 50% ownership interest in Butterball continues to be owned by the Maxwell Group.  In connection with the purchase, Butterball also acquired the live turkey growing and related assets of the Maxwell Group and of Murphy-Brown. As of December 31, 2012, Butterball had intangible assets of $111,000,000 for trade name and $60,265,000 for goodwill.  The equity method is used to account for this investment.

2012 Annual Report	37

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

In connection with this transaction, Seaboard provided Butterball with a $100,000,000 unsecured subordinated loan (the subordinated loan) with a seven-year maturity and interest of 15% per annum, comprised of 5% payable in cash semi-annually, plus 10% pay-in-kind interest, compounded semi-annually which accumulates and is paid at maturity.  In connection with providing the subordinated loan, Seaboard received detachable warrants, which upon exercise for a nominal price, would enable Seaboard to acquire an additional 5% equity interest in Butterball. Seaboard can exercise these warrants at any time before December 6, 2020. Butterball has the right to repurchase the warrants for fair market value. The warrant agreement essentially provides Seaboard with a 52.5% economic interest, as these warrants are in substance an additional equity interest. Therefore, Seaboard recorded 52.5% of Butterball’s earnings as Income from Affiliates in the Consolidated Statements of Comprehensive Income. However, all significant corporate governance matters would continue to be shared equally between Seaboard and Maxwell even if the warrants are exercised, unless Seaboard already owns a majority of the voting rights at the time of exercise. The warrants qualify for equity treatment under accounting standards. Accordingly, as of December 6, 2010, the warrants were allocated a value of $10,586,000, classified as Investments in and Advances to Affiliates on the Consolidated Balance Sheets, and the subordinated loan was allocated a discounted value of $89,414,000, classified as Notes Receivable from Affiliate on the Consolidated Balance Sheets, of the total $100,000,000 subordinated financing discussed above.  The discount on the subordinated loan is being accreted monthly in Interest Income From Affiliate through the maturity date of December 6, 2017.  Also as part of issuing the subordinated loan, Seaboard received a $2,000,000 cash fee from Butterball as consideration for providing this financing that is being amortized over the term of the subordinated loan.  At December 31, 2012 and 2011, the recorded balance of this Note Receivable from Affiliate was $112,629,000 and $100,693,000, respectively.

In addition, in connection with this transaction Seaboard arranged financing to refinance the existing Butterball debt with third party lenders. For these services, in December 2010, Seaboard received a cash syndication fee from Butterball of $4,525,000, net of arrangement fees paid to several banks who assisted with the third party financing. Since Seaboard has a 52.5% economic interest in Butterball, Seaboard only recognized 47.5% of this net syndication fee in December 2010 in Other Investment Income in the Consolidated Statements of Comprehensive Income. The remaining net syndication fee is being amortized over the five year term of the related Butterball debt through December 2015.

On December 31, 2012, Seaboard provided a loan of $81,231,000 to Butterball and is included in Notes Receivable from Affiliate.  This loan was made to fund Butterball’s purchase of assets from Gusto Packing Company, Inc., a pork and turkey further processor located in Montgomery, Illinois.  The interest rate on this loan is prime rate plus 2%.  Although this loan currently cannot be paid off without the consent of Butterball’s third party lenders, it is anticipated this loan could be repaid during 2013 as Butterball currently plans to renegotiate its third party financing in 2013.

During the third quarter of 2011, Seaboard provided a term loan of $13,037,000 to Butterball to pay off capital leases for certain fixed assets which originally were financed with third parties.  The effective interest rate on this term loan is approximately 12%.  Although the term loan expires on January 31, 2018, Seaboard anticipates that Butterball will pay off the term loan prior to such expiration date as Butterball is expected to sell all of the related assets and is required to remit the proceeds from such sale to Seaboard to repay the loan. As of December 31, 2012 and 2011, the balance of the term loan included in Notes Receivable from Affiliate was $9,071,000 and $10,210,000, respectively.  Also, during the third quarter of 2011, Seaboard made an additional capital contribution of $5,598,000 in Butterball to assist Butterball in its acquisition of certain live growing facilities.  Maxwell Farms, LLC, made an equal capital contribution.

In October 2010, Seaboard acquired for $5,000,000 a 25% non-controlling interest in a commodity trading business in Australia. Also in October 2010, Seaboard combined its existing investment in poultry operations in Africa with another existing African based poultry business. Seaboard invested an additional $10,500,000 in this newly-combined poultry business, for a total investment of $16,988,000, which represents a 50% non-controlling interest. This newly-combined business has operations primarily in Kenya and Zambia, and began operating in the Democratic Republic of Congo in the first quarter of 2012.  In the second quarter of 2011, Seaboard’s interest in this business was reduced from 50% to 49%.

In 2010, Seaboard finalized an agreement to invest in a bakery to be built in the Democratic Republic of Congo for a 50% non-controlling interest in this business.  During 2012, 2011 and 2010, Seaboard invested $24,814,000, $11,397,000 and $10,080,000, respectively, in equity and long-term advances for a total of $46,291,000 as of

38	2012 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

December 31, 2012 in this project. The bakery began operations in the fourth quarter of 2012.  Including this investment, as of December 31, 2012 Seaboard had a total of $82,257,000 of investments in and advances to various equity interests in the Democratic Republic of Congo, which represents the single largest foreign country risk exposure for Seaboard’s equity method investments.

In March 2010, Seaboard acquired a 50% non-controlling interest in an international specialty grain trading business, PSI, located in North Carolina for approximately $7,650,000. There was an initial payment of $6,000,000 made in March 2010, an additional payment of $990,000 in the fourth quarter of 2010, with the remaining $660,000 paid in the first half of 2011 upon verification of the balance sheet as of the date of closing and collection of certain receivables outstanding.  In the fourth quarter of 2011, Seaboard provided a $35,000,000 line of credit to PSI to pay off a credit facility with third party banks used for working capital needs.  As of December 31, 2011, Seaboard had a due from affiliates receivable balance of $30,096,000 for amounts advanced under this line of credit.  Effective January 1, 2012, Seaboard began consolidation accounting and discontinued the equity method of accounting for this investment in PSI with Seaboard’s ownership interest increasing from 50% to 70%.  On December 31, 2012, Seaboard further increased its ownership from 70% to 85%.  Total cash paid for these two transactions in 2012, net of cash acquired was $3,186,000 and $3,045,000, respectively.  Pro forma results of operations are not presented, as the effects of consolidation are not material to Seaboard’s results of operations.

Combined condensed financial information of the non-controlled, non-consolidated affiliates for their fiscal periods ended within each of Seaboard’s years ended were as follows (the 2010 net sales and 2010 net income for the Turkey segment below represent the period from December 6, 2010 to December 31, 2010):

Commodity Trading and Milling Segment		December 31,
(Thousands of dollars)	2012	2011	2010
Net sales	$1,510,101	1,750,714	1,117,440
Net income	$24,686	33,058	47,594
Total assets	$862,992	864,802	581,755
Total liabilities	$469,265	480,328	250,076
Total equity	$393,727	384,474	331,679

Sugar Segment		December 31,
(Thousands of dollars)	2012	2011	2010
Net sales	$12,107	12,880	20,132
Net income	$194	950	2,064
Total assets	$8,865	10,743	10,248
Total liabilities	$2,839	3,851	3,791
Total equity	$6,026	6,892	6,457

Turkey Segment		December 31,
(Thousands of dollars)	2012	2011	2010
Net sales	$1,437,376	1,375,751	83,409
Net income (loss)	$38,384	24,250	(1,901)
Total assets	$871,945	819,618	725,464
Total liabilities	$443,291	428,361	360,673
Total equity	$428,654	391,257	364,791

At December 31, 2012, Seaboard’s carrying value of certain of these investments in affiliates in the Commodity Trading and Milling segment was $8,995,000 more than its share of the affiliate’s book value. The excess is attributable primarily to the valuation of property, plant and equipment and intangible assets. The amortizable assets are being amortized to earnings from affiliates over the remaining life of the assets.

2012 Annual Report	39

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 5

Property, Plant and Equipment

The following table is a summary of property, plant and equipment at the end of each year:

	Useful	December 31,
(Thousands of dollars)	Lives	2012	2011
Land and improvements	0-15 years	$186,971	$173,517
Buildings and improvements	30 years	384,535	376,659
Machinery and equipment	3-20 years	942,631	794,435
Vessels and vehicles	3-18 years	157,368	147,125
Office furniture and fixtures	5 years	29,972	28,376
Construction in progress		42,879	136,396
		1,744,356	1,656,508
Accumulated depreciation and amortization		(900,477)	(859,686)
Net property, plant and equipment		$843,879	$796,822

During the second quarter of 2009, Seaboard started operations at its ham boning and processing plant in Mexico.  Despite being in operation for over two years, overall results had been below expectations with inconsistencies in margins and volumes. In the third quarter of 2011, Seaboard performed an impairment evaluation of this plant and determined there was an impairment loss based on management’s current cash flow assumptions and probabilities of outcomes. This analysis resulted in a $5,600,000 impairment charge recorded in cost of sales on the Consolidated Statements of Comprehensive Income during the third quarter of 2011 to write down the recorded value of these assets to the estimated fair value.  As this plant is not wholly-owned by Seaboard, this impairment charge is partially offset by a reduction (loss attributable) to noncontrolling interest of $1,830,000.  Accordingly, the total impact on net earnings attributable to Seaboard, net of taxes, was $2,300,000.  The remaining net book value of these assets as of December 31, 2012 was $3,666,000.

Note 6

Goodwill and Other Intangible Assets, Net

Goodwill and other intangible assets primarily relate to the 2005 acquisition of Daily’s, a bacon processor located in the western United States, and the related subsequent repurchase of a non-controlling interest of Seaboard Foods LLC in the Pork segment for total goodwill of $40,628,000 as of December 31, 2012.  As of December 31, 2012, the Commodity Trading and Milling segment had goodwill of $2,590,000 and other intangible assets subject to amortization of $596,000, related to its investment in PSI.

The following table is a summary of other intangible assets at the end of each year:

	December 31,
(Thousands of dollars)	2012	2011
Other intangible assets subject to amortization:
Gross carrying amount customer relationships	$9,045	$9,045
Accumulated amortization customer relationships	(6,798)	(6,549)
Gross carrying amount other intangible assets	1,441	-
Accumulated amortization other intangible assets	(845)	-
Other intangible assets subject to amortization, net	2,843	2,496
Other intangible assets not subject to amortization:
Carrying amount-trade names and registered trademarks	17,000	17,000
Total other intangible assets, net	$19,843	$19,496

The amortization expense of other amortizable intangible assets for the years ended December 31, 2012, 2011 and 2010 was $1,095,000, $250,000 and $930,000, respectively. Amortization expense for the five succeeding years is $810,000 for the next year, $267,000 each for the second and third year, $252,000 in the fourth year and $250,000 in the fifth year.

40	2012 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 7

Income Taxes

Income taxes attributable to continuing operations for the years ended December 31, 2012, 2011 and 2010 differed from the amounts computed by applying the statutory U.S. Federal income tax rate of 35% to earnings before income taxes excluding non-controlling interest for the following reasons:

	Years ended December 31,
(Thousands of dollars)	2012	2011	2010
Computed “expected” tax expense excluding non-controlling interest	$128,275	$155,714	$127,625
Adjustments to tax expense attributable to:
Foreign tax differences	(36,139)	(40,733)	(33,322)
Tax-exempt investment income	(62)	(116)	(974)
State income taxes, net of federal benefit	658	3,849	1,803
Change in valuation allowance	-	(754)	(6,189)
Federal tax credits	(1,693)	(5,153)	(3,351)
Change in pension deferred tax	(1,252)	(199)	(329)
Domestic manufacturing deduction	(5,643)	(8,012)	(4,837)
Other	46	(5,545)	607
Total income tax expense	$84,190	$99,051	$81,033

Most of Seaboard’s foreign tax differences are attributable to a significant portion of the earnings from Seaboard’s foreign operations being subject to no income tax or a tax rate which is considerably lower than the U.S. corporate tax rate.

Earnings before income taxes consisted of the following:

	Years ended December 31,
(Thousands of dollars)	2012	2011	2010
United States	$178,821	$300,992	$223,401
Foreign	187,680	143,906	141,243
Total earnings excluding non-controlling interest	366,501	444,898	364,644
Less: net loss (income) attributable to non-controlling interest	(277)	2,290	599
Total earnings before income taxes	$366,778	$442,608	$364,045

The components of total income taxes were as follows:

	Years ended December 31,
(Thousands of dollars)	2012	2011	2010
Current:
Federal	$68,928	$79,069	$48,814
Foreign	31,149	15,318	15,855
State and local	6,507	6,549	2,924
Deferred:
Federal	(16,818)	(1,761)	13,204
Foreign	(935)	(232)	15
State and local	(4,641)	108	221
Income tax expense	84,190	99,051	81,033
Unrealized changes in other comprehensive income	(9,197)	(12,604)	(5,443)
Total income taxes	$74,993	$86,447	$75,590

2012 Annual Report	41

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

As of December 31, 2012 and 2011, Seaboard had income taxes receivable of $8,046,000 and $33,539,000, respectively, primarily related to domestic tax jurisdictions, and had income taxes payable of $14,381,000 and $2,604,000, respectively, primarily related to foreign tax jurisdictions.

Components of the net deferred income tax liability at the end of each year were as follows:

	December 31,
(Thousands of dollars)	2012	2011
Deferred income tax liabilities:
Cash basis farming adjustment	$10,413	$10,581
Depreciation	108,083	109,409
LIFO	7,012	27,927
Other	3,770	4,406
	$129,278	$152,323
Deferred income tax assets:
Reserves/accruals	$87,836	$83,816
Tax credit carry-forwards	12,813	11,217
Deferred earnings of foreign subsidiaries	17,851	12,672
Net operating and capital loss carry-forwards	11,756	15,800
Other	1,442	2,041
	131,698	125,546
Valuation allowance	11,758	16,320
Net deferred income tax liability	$9,338	$43,097

Seaboard recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. For the years ended December 31, 2012, 2011 and 2010, such interest and penalties were not material. The Company had approximately $926,000 and $1,377,000 accrued for the payment of interest and penalties on uncertain tax positions at December 31, 2012, and 2011, respectively.

As of December 31, 2012 and 2011, Seaboard had $5,053,000 and $7,898,000, respectively, in total unrecognized tax benefits all of which, if recognized, would affect the effective tax rate. Seaboard does not have any material uncertain tax positions in which it is reasonably possible that the total amounts of the unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.  The following table is a reconciliation of the beginning and ending amount of unrecognized tax benefits:

(Thousands of dollars)	2012	2011
Beginning balance at January 1	$7,898	$3,548
Additions for uncertain tax positions of prior years	929	66
Decreases for uncertain tax positions of prior years	(2,715)	(109)
Additions for uncertain tax positions of current year	1,165	4,791
Lapse of statute of limitations	(2,224)	(398)
Ending balance at December 31	$5,053	$7,898

Seaboard’s tax returns are regularly audited by federal, state and foreign tax authorities, which may result in adjustments. Seaboard’s U.S. federal income tax years’ are closed through 2009. Seaboard’s 2010 U.S. income tax return is currently under IRS examination.

As of December 31 2012, Seaboard had not provided for U.S. Federal Income and foreign withholding taxes on $985,402,000 of undistributed earnings from foreign operations, as Seaboard intends to reinvest such earnings indefinitely outside of the United States. Determination of the tax that might be paid on these undistributed earnings if eventually remitted is not practical.

42	2012 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Seaboard had a tax holiday in the Dominican Republic for the Power segment in 2012, 2011 and 2010, which resulted in tax savings of approximately $2,063,000, $16,275,000 and $3,434,000, or $1.71, $13.40 and $2.80 per diluted earnings per common share for the years ended December 31, 2012, 2011 and 2010, respectively. The tax holiday ceased on April 1, 2012.

Management believes Seaboard’s future taxable income will be sufficient for full realization of the net deferred tax assets. The valuation allowance relates to the tax benefits from foreign net operating losses. Management does not believe these benefits are more likely than not to be realized due to limitations imposed on the deduction of these losses. At December 31, 2012, Seaboard had foreign net operating loss carry-forwards (NOLs) of approximately $39,241,000 a portion of which expire in varying amounts between 2013 and 2019, while others have indefinite expiration periods.

At December 31, 2012, Seaboard had state tax credit carry-forwards of approximately $19,712,000, net of valuation allowance, all of which carry-forward indefinitely.

On January 2, 2013, the American Taxpayer Relief Act of 2012 (the Tax Act) was signed into law.  The Tax Act extends many expired corporate income tax provisions that impact current and deferred taxes for financial reporting purposes.  In accordance with U.S. GAAP, the determination of current and deferred taxes is based on the provisions of the enacted law as of the balance sheet date; the effects of future changes in tax law are not anticipated.  The effects of changes in tax laws, including retroactive changes, are recognized in the financial statements in the period that the changes are enacted.  Accordingly, as the Tax Act was signed into law in 2013, the effects of the retroactive provisions in the new law on current and deferred taxes assets and liabilities for Seaboard will be recorded in the first quarter of 2013.  Although management is currently still evaluating the impacts of the Tax Act on its 2012 income tax liability, it is anticipated the total impact will be a one-time tax benefit of approximately $7,500,000 to $15,000,000 recorded in the first quarter of 2013.  In addition to this amount is a one-time credit of approximately $11,260,000 for 2012 Federal blender’s credits that will be recognized as revenues in the first quarter of 2013.  See Note 13 for further discussion of this Federal blender’s credit.

Note 8

Notes Payable and Long-Term Debt

Notes payable amounting to $28,786,000 and $16,219,000 at December 31, 2012 and 2011, respectively, consisted of obligations due banks on demand or based on Seaboard’s ability and intent to repay within one year. In June 2012, the committed line of credit was reduced from $300,000,000 to $200,000,000. At December 31, 2012, Seaboard had a committed bank line totaling $200,000,000, maturing July 10, 2013, and uncommitted bank lines totaling approximately $199,208,000, of which $149,208,000 of the uncommitted lines relate to foreign subsidiaries. At December 31, 2012, there were no borrowings outstanding under the committed line, and borrowings outstanding under the uncommitted lines totaled $28,786,000, all related to foreign subsidiaries.  The uncommitted borrowings outstanding at December 31, 2012 primarily represented $23,732,000 denominated in South African rand. The weighted average interest rates for outstanding notes payable were 7.45% and 9.34% at December 31, 2012 and 2011, respectively.  In February 2013, Seaboard refinanced its committed bank line for $200,000,000 with similar credit terms as noted below, and also extended the maturity date to February 20, 2018.

At December 31, 2012, Seaboard’s borrowing capacity under its committed and uncommitted lines was reduced by letters of credit (LCs) totaling $39,960,000 and $3,988,000, respectively, primarily including $18,397,000 of LCs for Seaboard’s outstanding Industrial Development Revenue Bonds (IDRBs) and $21,801,000 related to various insurance coverage.

The notes payable to banks under the credit lines are unsecured. The lines of credit do not require compensating balances. Facility fees on these agreements are not material.

In December 2012, Seaboard provided notice of call for early redemption to holders of certain IDRBs effective January 14, 2013.  As a result, $13,000,000 of IDRBs were reclassified from long-term debt to current maturities of long-term debt as of December 31, 2012.  In 2010, Seaboard entered into a credit agreement for $114,000,000 at a fixed rate of 5.34% for the financing of the new power generating facility in the Dominican Republic, as discussed in Note 13. The credit facility will mature in December 2021 and is secured by the power generating facility.

2012 Annual Report	43

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The following table is a summary of long-term debt at the end of each year:

	December 31,
(Thousands of dollars)	2012	2011
Private placements:
6.21% senior notes, repaid in 2012	$-	$1,072
6.92% senior notes, repaid in 2012	-	31,000
Industrial Development Revenue Bonds, floating rates
(1.30% -1.76% at December 31, 2012) due 2013 through 2027	41,800	41,800
Foreign subsidiary obligation, 5.34%, due 2013 through 2021	102,600	81,318
Foreign subsidiary obligation, floating rate	182	206
Capital lease obligations and other	1,381	1,856
	145,963	157,252
Current maturities of long-term debt	(25,138)	(40,885)
Long-term debt, less current maturities	$120,825	$116,367

Of the 2012 foreign subsidiary obligations, $102,600,000 was payable in U.S. dollars and $182,000 was payable in Argentine pesos.  Of the 2011 foreign subsidiary obligations, $81,318,000 was payable in U.S. dollars and $206,000 was payable in Argentine pesos.

The terms of the note agreements pursuant to which the IDRBs, bank debt and credit lines were issued require, among other terms, the maintenance of certain ratios and minimum net worth, the most restrictive of which requires consolidated funded debt not to exceed 50% of consolidated total capitalization; an adjusted leverage ratio of less than 3.5 to 1.0; requires the maintenance of consolidated tangible net worth, as defined, of not less than $1,150,000,000, plus 25% of cumulative consolidated net income beginning March 29, 2008; limits aggregate dividend payments to $15,000,000 per year under certain circumstances; limits the sum of subsidiary indebtedness and priority indebtedness to 10% of consolidated tangible net worth; and limits Seaboard’s ability to acquire investments and sell assets under certain circumstances. Seaboard is in compliance with all restrictive debt covenants relating to these agreements as of December 31, 2012.  The refinancing of the committed bank line in February 2013 noted above revised the above terms by increasing the tangible net worth to $1,870,445,000, plus 25% of cumulative consolidated net income beginning after December 31, 2012, increasing the dividend payment limit to $25,000,000, increasing the subsidiary and priority indebtedness to 20% and eliminates the required consolidated funded debt to consolidated total capitalization ratio.

Annual maturities of long-term debt at December 31, 2012 are as follows: $25,138,000 in 2013, $11,553,000 in 2014, $11,400,000 in 2015, $11,400,000 in 2016, $11,400,000 in 2017 and $75,072,000 thereafter.

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

44	2012 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

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

The fair value of long-term debt is estimated by comparing interest rates for debt with similar terms and maturities. If Seaboard’s debt was measured at fair value on its Consolidated Balance Sheets, it would have been classified as level 2 in the fair value hierarchy. The amortized cost and estimated fair values of investments and long-term debt at December 31, 2012 and 2011, are presented below:

December 31,	2012		2011
(Thousands of dollars)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Short-term investments, available-for-sale	$ 279,556	$ 282,829	$ 297,916	$ 297,443
Short-term investments, trading debt securities	28,508	30,550	25,437	25,813
Long-term debt	145,963	149,333	157,252	161,636

The following tables show assets and liabilities measured at fair value (derivatives exclude margin accounts) on a recurring basis as of December 31, 2012 and 2011, respectively, and also the level within the fair value hierarchy used to measure each category of assets. Seaboard uses the end of the reporting period to determine if there were any transfers between levels.  There were no transfers between levels that occurred in 2012 and 2011.

2012 Annual Report	45

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

	Balance
	December 31,
(Thousands of dollars)	2012	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities – short-term investments:
Money market funds	$126,537	$126,537	$-	$-
Corporate bonds	69,214	-	69,214	-
U.S. Government agency securities	23,775	-	23,775	-
Emerging markets debt mutual fund	18,734	18,734	-	-
U.S. Treasury securities	17,169	-	17,169	-
Collateralized mortgage obligations	15,162	-	15,162	-
Asset backed debt securities	12,238	-	12,238	-
Trading securities- short term investments:
High yield debt securities	23,406	-	23,406	-
Emerging markets trading debt mutual fund	3,237	3,237	-	-
Emerging markets trading debt securities	2,600	-	2,600	-
Other debt securities	1,307	822	485	-
Trading securities – other current assets:
Domestic equity securities	15,864	15,864	-	-
Fixed income mutual funds	7,153	7,153	-	-
Foreign equity securities	6,831	4,218	2,613	-
Money market funds	3,157	3,157	-	-
U.S. Government agency securities	2,117	-	2,117	-
U.S. Treasury securities	1,567	-	1,567	-
Corporate bonds	60	-	60	-
Other	239	187	52	-
Derivatives
Commodities (1)	6,916	6,699	217	-
Foreign currencies	-	-	-	-
Total Assets	$357,283	$186,608	$170,675	$-
Liabilities:
Derivatives:
Commodities (1)	$7,112	$7,112	$-	$-
Interest rate swaps	9,810	-	9,810	-
Foreign currencies	4,157	-	4,157	-
Total Liabilities	$21,079	$7,112	$13,967	$-

(1) Seaboard’s commodities derivative assets and liabilities are presented in the Consolidated Balance Sheets on a net basis, including netting the derivatives with the related margin accounts.  As of December 31, 2012, the commodity derivatives had a margin account balance of $14,063,000 resulting in a net other current asset on the Consolidated Balance Sheets of $13,867,000.

46	2012 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

	Balance
	December 31,
(Thousands of dollars)	2011	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities – short-term investments:
Money market funds	$139,420	$139,420	$-	$-
Corporate bonds	89,146	-	89,146	-
Fixed rate municipal notes and bonds	17,788	-	17,788	-
Emerging markets debt mutual fund	16,399	16,399	-	-
Collateralized mortgage obligations	15,011	-	15,011	-
U.S. Government agency securities	9,757	-	9,757	-
U.S. Treasury securities	4,905	-	4,905	-
Asset backed debt securities	3,533	-	3,533	-
Other	1,484	-	1,484	-
Trading securities- short term investments:
High yield debt securities	20,750	-	20,750	-
Emerging markets trading debt mutual fund	2,487	2,487	-	-
Emerging markets trading debt securities	2,355	-	2,355	-
Other debt securities	221	-	221	-
Trading securities – other current assets:
Domestic equity securities	13,563	13,563	-	-
Foreign equity securities	7,490	3,991	3,499	-
Money market funds	4,521	4,521	-	-
Fixed income mutual funds	4,483	4,483	-	-
U.S. Government agency securities	2,085	-	2,085	-
U.S. Treasury securities	1,474	-	1,474	-
Corporate bonds	72	-	72	-
Other	236	159	77	-
Derivatives
Commodities (1)	5,144	5,144	-	-
Foreign currencies	2,247	-	2,247	-
Total Assets	$364,571	$190,167	$174,404	$-
Liabilities:
Derivatives:
Commodities (1)	$5,529	$5,529	$-	$-
Interest rate swaps	11,268	-	11,268	-
Foreign currencies	3,380	-	3,380	-
Total Liabilities	$20,177	$5,529	$14,648	$-

(1) Seaboard’s commodities derivative assets and liabilities are presented in the Consolidated Balance Sheets on a net basis, including netting the derivatives with the related margin accounts.  As of December 31, 2011, the commodity derivatives had a margin account balance of $8,619,000 resulting in a net other current asset on the Consolidated Balance Sheets of $8,234,000.

2012 Annual Report	47

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

While management believes its derivatives are primarily economic hedges of its firm purchase and sales contracts or anticipated sales contracts, Seaboard does not perform the extensive record-keeping required to account for these types of transactions as hedges for accounting purposes.

Commodity Instruments

Seaboard uses various derivative futures and options to manage its risk to price fluctuations for raw materials and other inventories, finished product sales and firm sales commitments. Seaboard also enters into speculative derivative transactions not directly related to its raw material requirements. The nature of Seaboard’s market risk exposure has not changed materially since December 31, 2011. Commodity derivatives are recorded at fair value, with any changes in fair value being marked to market as a component of cost of sales on the Consolidated Statements of Comprehensive Income. Since these derivatives are not accounted for as hedges, fluctuations in the related commodity prices could have a material impact on earnings in any given period.

At December 31, 2012, Seaboard had open net derivative contracts to purchase 28,896,000 pounds of sugar, 15,403,000 bushels of grain and 120,000 pounds of cheese and open net derivative contracts to sell 21,080,000 pounds of hogs, 546,000 gallons of heating oil, 220,000 pounds of dry whey powder and 53,000 tons of soybean meal.  At December 31, 2011, Seaboard had open net derivative contracts to purchase 23,300 tons of soybean meal, 2,580,000 pounds of soybean oil and 2,280,000 pounds of hogs and open net derivative contracts to sell 10,599,000 bushels of grain and 1,176,000 gallons of heating oil.  For the year ended December 31, 2012, Seaboard recognized net realized and unrealized losses of $6,098,000 and for the years ended December 31, 2011 and 2010, Seaboard recognized net realized and unrealized gains of $20,279,000 and $8,047,000, respectively, related to commodity contracts, primarily included in cost of sales on the Consolidated Statements of Comprehensive Income.

Foreign Currency Exchange Agreements

Seaboard enters into foreign currency exchange agreements to manage the foreign currency exchange rate risk with respect to certain transactions denominated in foreign currencies. Foreign exchange agreements that were primarily related to the underlying commodity transaction were recorded at fair value, with changes in value marked to market as a component of cost of sales on the Consolidated Statements of Comprehensive Income. Foreign exchange agreements that were not related to an underlying commodity transaction were recorded at fair value, with changes in value marked to market as a component of foreign currency gain on the Consolidated Statements of Comprehensive Income. Since these agreements are not accounted for as hedges, fluctuations in the related currency exchange rates could have a material impact on earnings in any given year.

At December 31, 2012 and 2011, Seaboard had trading foreign exchange contracts to cover its firm sales and purchase commitments and related trade receivables and payables, with notional amounts of $243,563,000 and $158,266,000, respectively, primarily related to the South African rand.

Interest Rate Exchange Agreements

In May 2010, Seaboard entered into three ten-year interest rate exchange agreements which involve the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to mitigate the effects of fluctuations in interest rates on variable rate debt. Seaboard pays a fixed rate and receives a variable rate of interest on three notional amounts of $25,000,000 each. In August 2010, Seaboard entered into another ten-year interest rate exchange agreement, with a notional amount of $25,000,000 that has terms similar to those for the other three interest rate exchange agreements referred to above. In September 2012, Seaboard terminated one interest rate exchange agreement with a notional value of $25,000,000. Seaboard made a payment in the amount of $3,861,000 to unwind this agreement. While Seaboard has certain variable rate debt, these interest rate exchange agreements do not qualify as hedges for accounting purposes. Accordingly, the changes in fair value of these agreements are recorded in Miscellaneous, net in the Consolidated Statements of Comprehensive Income. At December 31, 2012, Seaboard had three interest rate exchange agreements outstanding with a total notional value of $75,000,000 compared to four interest rate exchange agreements outstanding with a total notional value of $100,000,000 at December 31, 2011.

The following table provides the amount of gain or (loss) recognized for each type of derivative and where it was recognized in the Consolidated Statements of Comprehensive Income for the year ended December 31, 2012 and 2011:

48	2012 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

		2012	2011
	Location of Gain or (Loss)	Amount of Gain or (Loss)
	Recognized in Income on	Recognized in Income on
(Thousands of dollars)	Derivatives	Derivatives
Commodities	Cost of sales-products	$ (6,098)	$ 20,279
Foreign currencies	Cost of sales-products	3,027	25,692
Foreign currencies	Foreign currency	(3,919)	(1,957)
Interest rate	Miscellaneous, net	(5,132)	(14,467)

The following table provides the fair value of each type of derivative held as of December 31, 2012 and 2011 and where each derivative is included on the Consolidated Balance Sheets:

(Thousands of dollars)	Asset Derivatives			Liability Derivatives
		2012	2011		2012	2011
	Balance Sheet	Fair		Balance Sheet	Fair
	Location	Value		Location	Value
Commodities(1)	Other current assets	$6,916	$5,144	Other current assets	$7,112	$5,529
Foreign currencies	Other current assets	-	2,247	Other accrued liabilities	4,157	3,380
Interest rate	Other current assets	-	-	Other accrued liabilities	9,810	11,268

(1) Seaboard’s commodities derivative assets and liabilities are presented in the Consolidated Balance Sheets on a net basis, including netting the derivatives with the related margin accounts. As of December 31, 2012 and 2011, the commodity derivatives had a margin account balance of $14,063,000 and $8,619,000, respectively, resulting in a net other current asset on the Consolidated Balance Sheets of $13,867,000 and $8,234,000, respectively.

Counterparty Credit Risk

From time to time Seaboard is subject to counterparty credit risk related to its foreign currency exchange agreements and interest rate swaps, should the counterparties fail to perform according to the terms of the contracts. As of December 31, 2012, Seaboard did not have any credit risk related to its foreign currency exchange agreements and interest rate swaps.  Seaboard does not hold any collateral related to these agreements.

Note 10

Employee Benefits

Seaboard maintains two defined benefit pension plans (“the Plans”) for its domestic salaried and clerical employees. The Plans generally provide eligibility for participation after one year of service upon attaining the age of 21. Benefits are generally based upon the number of years of service and a percentage of final average pay.

Seaboard has historically based pension contributions on minimum funding standards to avoid the Pension Benefit Guaranty Corporation variable rate premiums established by the Employee Retirement Income Security Act of 1974. Management did not make any contributions in 2012, 2011 and 2010 and currently does not plan on making any contributions to the Plans in 2013.

Seaboard has separate investment policies for each Plan. The difference in target allocation percentages are based on one plan having more current retirees and thus a more conservative portfolio versus the other plan, which can assume greater risk as it will have a longer investment time horizon. Assets are invested in the Plans to achieve a diversified overall portfolio consisting primarily of individual stocks, money market funds, collective investment funds, bonds and mutual funds. Seaboard is willing to accept a moderate level of risk to potentially achieve higher investment returns. The overall portfolios are evaluated relative to customized benchmarks. The investment strategy provides investment managers’ discretion, and is periodically reviewed by management for adherence to policy and performance against benchmarks. Seaboard’s asset allocation targets and actual investment composition within the Plans were as follows:

2012 Annual Report	49

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Actual Composition of Plans at December 31,
	Target Allocations	2012	2011
Domestic large cap equity	29-40%	31-42%	29-40%
Domestic small and mid-cap equity	7-10%	9-12%	11-13%
International equity	11-16%	11-13%	10-15%
Fixed income	25-42%	20-37%	23-40%
Alternative investments	6-8%	8-10%	6-7%
Cash and cash equivalents	1-5%	3-4%	2-4%

As described in Note 9 to the Consolidated Financial Statements, U.S. GAAP utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following tables shows the Plans’ assets measured at estimated fair value as of December 31, 2012 and 2011, respectively, and also the level within the fair value hierarchy used to measure each category of assets:

	Balance
	December 31,
(Thousands of dollars)	2012	Level 1	Level 2	Level 3
Assets:
Domestic equity securities	$ 36,346	$ 36,346	$-	$-
Fixed income mutual funds	12,533	12,533	-	-
Foreign equity securities	7,475	7,475	-	-
Corporate bonds	6,387	-	6,387	-
Money market funds	6,285	6,285	-	-
U.S. Government agency securities	6,218	-	6,218	-
U.S. Government bonds	5,680	-	5,680	-
Emerging markets-equity	5,607	5,607	-	-
Real estate mutual fund	5,453	5,453	-	-
Mutual funds-equities	2,701	2,701	-	-
Treasury inflation indexed bonds	2,083	-	2,083	-
Other	818	-	818	-
Total Assets	$ 97,586	$ 76,400	$21,186	$-

	Balance
	December 31,
(Thousands of dollars)	2011	Level 1	Level 2	Level 3
Assets:
Domestic equity securities	$ 34,770	$ 34,770	$-	$-
Corporate bonds	18,526	-	18,526	-
Foreign equity securities	7,107	7,107	-	-
Fixed income mutual funds	6,400	6,400	-	-
Money market funds	6,513	6,513	-	-
U.S. Treasury STRIPS	3,587	-	3,587	-
Emerging markets-equity	3,349	3,349	-	-
Mutual funds-equities	3,485	3,485	-	-
Real estate mutual fund	2,909	2,909	-	-
Exchange traded funds-fixed income	1,788	1,788	-	-
Municipal bonds	2,048	-	2,048	-
Other	1,030	-	1,030	-
Total Assets	$ 91,512	$ 66,321	$25,191	$-

Seaboard also sponsors non-qualified, unfunded supplemental executive plans, and has certain individual, non-qualified, unfunded supplemental retirement agreements for certain retired employees. The unamortized prior service cost is being amortized over the average remaining working lifetime of the active participants for this plan.

50	2012 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Management has no plans to provide funding for these supplemental executive plans in advance of when the benefits are paid.

Assumptions used in determining pension information for all of the above plans were:

	Years ended December 31,
	2012	2011	2010
Weighted-average assumptions
Discount rate used to determine obligations	2.50-4.15%	3.75-4.70%	4.45-5.65%
Discount rate used to determine net periodic benefit cost	3.75-4.70%	4.45-5.65%	5.25-6.25%
Expected return on plan assets	6.50-7.25%	7.00-7.50%	7.25-7.75%
Long-term rate of increase in compensation levels	4.00%	4.00-5.00%	4.00-5.00%

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

The changes in the plans’ benefit obligations and fair value of assets for the Plans, supplemental executive plans and retirement agreements for the years ended December 31, 2012 and 2011, and a statement of the funded status as of December 31, 2011 and 2010 were as follows:

December 31,	2012	2011
	Accumulated	Accumulated
	benefits	benefits
(Thousands of dollars)	exceed assets	exceed assets
Reconciliation of benefit obligation:
Benefit obligation at beginning of year	$204,540	$173,023
Service cost	8,843	7,523
Interest cost	8,918	9,025
Actuarial losses	25,749	19,637
Benefits paid	(5,872)	(4,668)
Plan curtailments	(6,136)	-
Plan settlement	(5,532)	-
Plan amendments	(3,785)	-
Benefit obligation at end of year	$226,725	$204,540
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of year	$91,512	$93,638
Actual return on plan assets	9,426	807
Employer contributions	8,052	1,735
Benefits paid	(5,872)	(4,668)
Plan settlement	(5,532)	-
Fair value of plan assets at end of year	$97,586	$91,512
Funded status	$(129,139)	$(113,028)

The net funded status of the Plans was $(45,515,000) and $(26,819,000) at December 31, 2012 and 2011, respectively. The accumulated benefit obligation for the Plans was $120,573,000 and $102,165,000, and for the other plans was $68,194,000 and $59,229,000 at December 31, 2012 and 2011, respectively. Expected future net benefit payments for all plans during each of the next five years and in aggregate for the five year period beginning with the sixth year are as follows: $7,344,000, $7,708,000, $8,416,000, $10,354,000, $10,993,000, and $76,635,000, respectively.

During June 2012 when the actual pension costs for 2012 were finalized, it was determined that a settlement payment made in March 2012 was greater than the actual service cost and interest cost components of 2012’s net

2012 Annual Report	51

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

periodic pension cost for a non-qualified, unfunded supplemental executive plan.  As a result, during the second quarter of 2012, a settlement loss of $1,796,000 was recorded in the Pork division’s results of operations.  In December 2012, certain non-qualified, unfunded supplemental executive plans were amended primarily to limit years of service and final average earnings.  As a result, in December 2012, curtailment losses of $1,134,000 were recorded for these plans from the reduction in the amortization period of prior service cost.

The net periodic cost of benefits of these plans was as follows:

	Years ended December 31,
(Thousands of dollars)	2012	2011	2010
Components of net periodic benefit cost:
Service cost	$8,843	$7,550	$6,367
Interest cost	8,918	8,997	8,712
Expected return on plan assets	(6,431)	(6,598)	(6,218)
Amortization and other	6,748	4,027	4,046
Settlement	1,796	-	-
Curtailment	1,134	-	-
Net periodic benefit cost	$21,008	$13,976	$12,907

The amounts not reflected in net periodic benefit cost and included in accumulated other comprehensive loss (AOCL) before taxes at December 31, 2012 and 2011 were as follows:

(Thousands of dollars)	2012	2011
Accumulated loss, net of gain	$(91,611)	$(81,708)
Prior service cost, net of credit	(72)	(6,351)
Total accumulated other comprehensive loss	$(91,683)	$(88,059)

The amounts in AOCL expected to be recognized as components of net periodic benefit cost in 2013 are as follows:

(Thousands of dollars)	2013
Accumulated loss, net of gain	$(6,588)
Prior service cost, net of credit	24
Estimated net periodic benefit cost	$(6,564)

Seaboard participates in a multi-employer pension fund, the United Food & Commercial Workers International Union-Industry Pension Fund, which covers certain union employees under a collective bargaining agreement. This fund’s employer identification plan is 51-6055922 and this plan’s number is 001.  For the plan year beginning July 1, 2012, this plan’s “zone status” is green and is not subject to a funding improvement plan. Seaboard is required to make contributions to this plan in amounts established under the collective bargaining agreement that expires in July 2014. Contribution expense for this plan was $584,000, $545,000 and $528,000 for the years ended December 31, 2012, 2011 and 2010, respectively, which represents less than five percent of total contributions to this plan. The applicable portion of the total plan benefits and net assets of this plan is not separately identifiable, although Seaboard has received notice that, under certain circumstances, it could be liable for unfunded vested benefits or other expenses of this jointly administered union plan.  Seaboard has not established any liabilities for potential future withdrawal, as such withdrawal from this plan is not probable.

Seaboard maintains a defined contribution plan covering most of its domestic salaried and clerical employees. In 2012, 2011 and 2010, Seaboard contributed to this plan an amount equal to 50% of the first 6% of each employee’s contributions to the plan. Employee vesting is based upon years of service, with 20% vested after one year of service and an additional 20% vesting with each additional complete year of service. Contribution expense for this plan was $2,063,000, $1,956,000 and $1,826,000 for the years ended December 31, 2012, 2011 and 2010, respectively. In addition, Seaboard maintains a defined contribution plan covering most of its hourly, non-union employees and two defined contribution plans covering most of Daily’s employees.  Contribution expense for these plans was $546,000, $577,000 and $1,455,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Seaboard has a deferred compensation plan which allows certain employees to reduce their compensation in exchange for values in four investments. Seaboard also has an Investment Option Plan which allowed certain

52	2012 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

employees to reduce their compensation in exchange for an option to acquire interests measured by reference to three investments. However, as a result of U.S. tax legislation passed in 2004, reductions to compensation earned after 2004 are no longer allowed under the Investment Option Plan. The exercise price for each investment option was established based upon the fair market value of the underlying investment on the date of grant. Under both plans, Seaboard contributes 3% of the employees’ reduced compensation. Seaboard’s expense (income) for these two deferred compensation plans, which primarily includes amounts related to the change in fair value of the underlying investment accounts was $4,148,000, $(1,505,000) and $4,267,000 for the years ended December 31, 2012, 2011 and 2010, respectively. Included in other liabilities at December 31, 2012 and 2011 are $32,774,000 and $29,647,000, respectively, representing the market value of the payable to the employees upon distribution or exercise for each plan. In conjunction with these plans, Seaboard purchased the specified number of units of the employee-designated investment, plus the applicable option price for the Investment Option Plan. These investments are treated as trading securities and are stated at their fair market values. Accordingly, as of December 31, 2012 and 2011, $36,988,000 and $33,924,000, respectively, were included in other current assets on the Consolidated Balance Sheets. Investment income (loss) related to the mark-to-market of these investments for 2012, 2011, and 2010 totaled $4,076,000, $(1,584,000) and $4,203,000, respectively.

Note 11

Commitments and Contingencies

On September 19, 2012, the United States Immigration and Customs Enforcement (“ICE”) executed three search warrants authorizing the seizure of certain records from Seaboard’s offices in Merriam, Kansas and at the Seaboard Foods employment office and the human resources department in Guymon, Oklahoma.  The warrants generally called for the seizure of employment-related files, certain e-mails and other electronic records relating to Medicaid and Medicaid recipient, certain health care providers in the Guymon area, and Seaboard’s health plan and certain personnel issues.  This investigation is being handled by the United States Attorney’s Office for the Western District of Oklahoma (“USAO”).  Seaboard is cooperating with the USAO in connection with this investigation.  No civil or criminal proceedings or charges have been filed or brought.  It is not possible at this time to determine whether Seaboard will incur any fines, penalties or liabilities in connection with this matter.

Seaboard is subject to various legal proceedings related to the normal conduct of its business, including various environmental related actions. In the opinion of management, none of these actions is expected to result in a judgment having a materially adverse effect on the consolidated financial statements of Seaboard.

Contingent Obligations

Certain of the non-consolidated affiliates and third party contractors who perform services for Seaboard have bank debt supporting their underlying operations. From time to time, Seaboard will provide guarantees of that debt allowing a lower borrowing rate or facilitating third party financing in order to further business objectives. Seaboard does not issue guarantees of third parties for compensation. As of December 31, 2012, guarantees outstanding to third parties were not material. Seaboard has not accrued a liability for any of the third party or affiliate guarantees as management considers the likelihood of loss to be remote. See Note 8 for discussion of letters of credit.

Commitments

As of December 31, 2012 Seaboard had various firm non-cancelable purchase commitments and commitments under other agreements, arrangements and operating leases, as described in the table below:

2012 Annual Report	53

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Purchase commitments	Years ended December 31,
(Thousands of dollars)	2013	2014	2015	2016	2017	Thereafter
Hog procurement contracts	$187,555	$118,035	$105,410	$87,767	$69,047	$4,358
Grain and feed ingredients	120,308	4,317	3,700	-	-	-
Grain purchase contracts for resale	665,192	-	-	-	-	-
Fuel supply contract	85,279	-	-	-	-	-
Equipment purchases and facility improvements	48,814	-	-	-	-	-
Construction of new dry bulk vessels	4,150	70,550	-	-	-	-
Other purchase commitments	17,521	144	45	34	35	131
Total firm purchase commitments	1,128,819	193,046	109,155	87,801	69,082	4,489
Vessel, time and voyage-charters	77,846	36,558	30,282	19,021	18,993	81,869
Contract grower finishing agreements	11,883	11,156	9,689	9,997	9,831	9,241
Other operating lease payments	19,583	16,498	14,594	14,281	14,468	172,509
Total unrecognized firm commitments	$1,238,131	$257,258	$163,720	$131,100	$112,374	$268,108

Seaboard has contracted with third parties for the purchase of live hogs to process at its pork processing plant, and has entered into grain and feed ingredient purchase contracts to support its live hog operations. The commitment amounts included in the table are based on projected market prices as of December 31, 2012.  During 2012, 2011 and 2010, this segment paid $190,471,000, $181,383,000 and $183,982,000, respectively, for live hogs purchased under committed contracts.

The Commodity Trading and Milling segment enters into grain purchase contracts and ocean freight contracts, primarily to support firm sales commitments. These contracts are valued based on projected commodity prices as of December 31, 2012.  This segment also has short-term voyage-charters in place for delivery of future grain sales.

The Power segment has a natural gas supply contract for 2013 which will supply the majority of the fuel required for the operation of the dual fuel power generating facility.  The commitment has both fixed and variable price components and thus the amount included in the table above is partially based on market prices as of December 31, 2012.

In June 2012, Seaboard entered into an agreement to build four dry bulk vessels to be used by the Commodity Trading and Milling segment at a total cost of approximately $83,000,000. A down payment of $8,300,000 was made in July 2012.  These vessels are expected to be completed in 2014 with the majority of the amount due in 2014.

The Marine segment enters into contracts to time-charter vessels for use in its operations. These contracts range from short-term time charters for a few months and long-term commitments ranging from one to twelve years. This segment’s charter hire expenses during 2012, 2011 and 2010 totaled $88,110,000, $87,895,000 and $57,606,000, respectively.

To support the operations of the Pork segment, Seaboard has contract grower finishing agreements in place with farmers to raise a portion of Seaboard’s hogs according to Seaboard’s specifications under long-term service agreements. Under the terms of the agreements, additional payments would be required if the grower achieves certain performance standards. The contract grower finishing obligations shown above do not reflect these incentive payments which, given current operating performance, total approximately $1,500,000 per year. In the event the farmer is unable to perform at an acceptable level, Seaboard has the right to terminate the contract. During the years ended 2012, 2011 and 2010, Seaboard paid $13,641,000, $13,037,000 and $13,752,000, respectively, under contract grower finishing agreements.

Seaboard also leases various facilities and equipment under non-cancelable operating lease agreements, including a terminal operations agreement at the Port of Miami which runs through 2028. Rental expense for operating leases amounted to $29,224,000, $25,916,000 and $24,835,000 in 2012, 2011 and 2010, respectively.

54	2012 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 12

Stockholders’ Equity and Accumulated Other Comprehensive Loss

On October 19, 2012, the Board of Directors extended through October 31, 2015, the share repurchase program initially approved on November 6, 2009.  Under this share repurchase program, Seaboard was originally authorized to repurchase from time to time up to $100,000,000 market value of its Common Stock in open market or privately negotiated purchases which may be above or below the traded market price.  During the period that the share repurchase program remains in effect, from time to time, Seaboard may enter into a 10b5-1 plan authorizing a third party to make such purchases on behalf of Seaboard.  The stock repurchase will be funded by cash on hand.  Shares repurchased will be retired and resume the status of authorized and unissued shares. All stock repurchased will be made in compliance with applicable legal requirements and the timing of the repurchases and the number of shares repurchased at any given time will depend upon market conditions, compliance with Securities and Exchange Commission regulations and other factors.  The Board’s stock repurchase authorization does not obligate a specific amount of common stock and the stock repurchase program may be suspended at any time at Seaboard’s discretion. As of December 31, 2012, $33,204,000 remains available for repurchase under this program. Seaboard used cash to repurchase, 12,937, 5,282 and 20,879 shares of common stock at a total price of $26,830,000, $9,971,000 and $29,994,000 in 2012, 2011 and 2010, respectively.

In December 2012, Seaboard declared and paid a dividend of $12.00 per share on the common stock.  The increased amount of the dividend (which has historically been $0.75 per share on a quarterly basis or $3.00 per share on an annual basis) represented a prepayment of the annual 2013, 2014, 2015 and 2016 dividends ($3.00 per share per year).  Seaboard does not currently intend to declare any further dividends for the years 2013-2016. Seaboard did not declare or pay a dividend in 2011. In 2010, Seaboard declared and paid dividends of $9.00 per share on the common stock, which included a prepayment of the annual 2011 and 2012 dividends ($3.00 per share per year).

The components of accumulated other comprehensive loss, net of related taxes, are summarized as follows:

	December 31,
(Thousands of dollars)	2012	2011	2010

Cumulative foreign currency translation adjustment	$(109,457)	$(93,669)	$(81,280)
Unrealized gain (loss) on investments	2,232	(311)	445
Unrealized loss on cash flow hedges	(113)	-	-
Unrecognized pension cost	(64,206)	(62,085)	(43,072)

Accumulated other comprehensive loss	$(171,544)	$(156,065)	$(123,907)

In 2012, a pension settlement loss of $1,796,000 and a pension curtailment loss of $1,134,000 were incurred.  This resulted in a combined $2,930,000 reclassified out of accumulated other comprehensive loss for unrecognized pension cost to net earnings in 2012. See Note 10 for further discussion.

The foreign currency translation adjustment primarily represents the effect of the Argentine peso currency exchange fluctuation on the net assets of the Sugar segment. At December 31, 2012, the Sugar segment had $193,380,000 in net assets denominated in Argentine pesos and $5,843,000 in net assets denominated in U.S. dollars in Argentina.  At December 31, 2011, the Sugar segment had $215,921,000 in net assets denominated in Argentine pesos and $4,608,000 in net assets denominated in U.S. dollars in Argentina.

With the exception of the provision related to the foreign currency translation gains and losses discussed above, which are taxed at a 35% rate, income taxes for components of accumulated other comprehensive loss were recorded using a 39% effective tax rate. For 2012 and 2011, the unrecognized pension cost includes $21,129,000 and $20,362,000, respectively, related to employees at certain subsidiaries for which no tax benefit has been recorded.

Note 13

Segment Information

Seaboard Corporation had six reportable segments through December 31, 2012: Pork, Commodity Trading and Milling, Marine, Sugar, Power and Turkey, each offering a specific product or service. Seaboard’s reporting segments are based on information used by Seaboard’s Chief Executive Officer in his capacity as chief operating

2012 Annual Report	55

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

decision maker to determine allocation of resources and assess performance. Each of the six main segments is separately managed, and each was started or acquired independent of the other segments. The Pork segment produces and sells fresh and frozen pork products to further processors, foodservice operators, grocery stores, distributors and retail outlets throughout the United States, and to Japan, Mexico and numerous other foreign markets. The Commodity Trading and Milling segment is an integrated grain trading, grain processing and logistics operations that internationally markets wheat, corn, soybean meal and other commodities in bulk to third party customers and to non-consolidated affiliates. This segment also operates flour, maize and feed mills, baking operations, and poultry production and processing in numerous foreign countries. The Marine segment, based in Miami, Florida, provides containerized cargo shipping services between the United States, the Caribbean Basin and Central and South America. The Sugar segment produces and processes sugar and alcohol in Argentina, primarily to be marketed locally. The Power segment is an unregulated independent power producer in the Dominican Republic operating two floating power generating facilities. The Turkey segment, accounted for using the equity method, produces and sells branded and non-branded turkeys and other turkey products. Total assets for the Turkey segment represents Seaboard’s investment in and notes receivable from this affiliate. Revenues for the All Other segment are primarily derived from a jalapeño pepper processing operation.

The Pork segment derives approximately 10% of its revenues from a few customers in Japan through one agent. Substantially all of its hourly employees at its Guymon processing plant are covered by a collective bargaining agreement. The Pork segment incurred an impairment charge of $5,600,000 recorded in cost of sales on the Consolidated Statements of Comprehensive Income related to its ham boning and processing plant in Mexico in the third quarter of 2011.  See Note 5 for further discussion.  Also, the Tax Act signed into law in January 2013 as discussed in Note 7, renews and extends the Federal blender’s credits that Seaboard is entitled to receive for biodiesel it blends which had previously expired on December 31, 2011 and renewed retroactively to January 1, 2012 with an expiration of December 31, 2013.  As a result, in the first quarter of 2013 the Pork segment will recognize a one-time credit of approximately $11,260,000 as revenues related to this Federal blender’s tax incentive for gallons produced and sold in fiscal 2012.  The impact for the remainder of 2013 is not expected to be as significant as market prices for biodiesel are anticipated to adjust downward as a result of the renewed credit.

In the first quarter of 2011, the Commodity Trading and Milling (CT&M) segment recognized $101,080,000 in net sales related to previously deferred costs and deferred revenues under contracts for which the final sale prices were not fixed and determinable until 2011.  In 2011, the CT&M segment incurred certain grain inventory write-downs of $15,374,000 (with no tax benefit recognized), or $12.65 per share, for various customer contract performance issues.

In the fourth quarter of 2011, the CT&M segment recognized a $5,080,000 gain (Seaboard’s proportionate share) in income from affiliates as a result of its non-consolidated affiliate in Haiti’s final insurance settlement related to the 2010 earthquake. The insurance settlement related to property damages and business interruption. The rebuilt mill was completed in December 2011. The CT&M segment derives a significant portion of its operating income from sales to a non-consolidated affiliate and also historically derived a significant portion of its income from affiliates from this same affiliate.

As discussed in Note 4, effective January 1, 2012, Seaboard began consolidation accounting and discontinued the equity method of accounting for its investment in PSI.  In December 2011, the CT&M segment made an $8,493,000 advance capital lease payment to begin operations in 2012 of a flour mill in Ghana.  The initial lease term is for 33 years with an option to renew for additional years.  This lease was accounted for as a capital lease and increased fixed assets by $9,763,000 and liabilities by $1,270,000 as of December 31, 2011.  During the third quarter of 2010, Seaboard acquired a majority interest in a commodity origination, storage and processing business in Canada for approximately $6,747,000, including $1,169,000 of cash acquired. This transaction was accounted for using the purchase method, and would not have significantly affected net earnings or earnings per share on a pro forma basis.

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

56	2012 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

late March 2011, the purchaser entered into discussions with Seaboard to lease one of the facilities to Seaboard for a short period of time.  On April 20, 2011, Seaboard signed a short-term lease agreement that allowed Seaboard to resume operations of one of the facilities (72 megawatts).  Seaboard and the purchaser also agreed to defer the sale to the purchaser of the inventory related to the leased facility until the end of the lease term.  Seaboard continues to operate this facility under a short-term lease agreement that may be canceled by either party. Also, as of December 31, 2012, $1,500,000 of the original sale price for this power generating facility remained in escrow for potential dry dock costs. Seaboard retained all other physical properties of this business and constructed a new 106 megawatt floating power generating facility for use in the Dominican Republic, which began commercial operations in March 2012.  The total project cost capitalized was $136,000,000.

The Turkey segment, acquired on December 6, 2010 and accounted for using the equity method, had operating income in 2012 and 2011 of $65,694,000 and $55,120,000, respectively, and operating loss of $169,000 in 2010.  On December 31, 2011, Butterball closed its Longmont, Colorado processing plant, resulting in an impairment of fixed assets charge and accrued severance charges.  Seaboard’s proportionate share of these charges was $(3,005,000) recognized in income from affiliates in the second half of 2011.  As management is still attempting to sell this facility, additional impairment charges to earnings are possible in the future.  The Turkey segment derives approximately 10% of its revenues from one customer. On December 31, 2012, Butterball purchased the assets of Gusto Packing Company, Inc., a pork and turkey further processor located in Montgomery, Illinois.

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

Sales to External Customers:

	Years ended December 31,
(Thousands of dollars)	2012	2011	2010

Pork	$1,638,404	$1,744,630	$1,388,265
Commodity Trading and Milling	3,023,531	2,689,786	1,808,948
Marine	969,575	928,548	853,565
Sugar	288,315	259,786	195,993
Power	255,390	111,391	124,034
All Other	13,918	12,761	14,897
Segment/Consolidated Totals	$6,189,133	$5,746,902	$4,385,702

Operating Income:

	Years ended December 31,
(Thousands of dollars)	2012	2011	2010

Pork	$122,556	$259,271	$213,325
Commodity Trading and Milling	71,852	43,225	34,432
Marine	26,111	(3,904)	47,612
Sugar	60,180	65,101	31,741
Power	55,042	60,845	13,424
All Other	607	(1,191)	832
Segment Totals	336,348	423,347	341,366
Corporate	(26,687)	(16,143)	(20,300)
Consolidated Totals	$309,661	$407,204	$321,066

2012 Annual Report	57

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Income from Affiliates:

	Years ended December 31,
(Thousands of dollars)	2012	2011	2010

Commodity Trading and Milling	$10,467	$13,450	$20,983
Sugar	88	440	980
Turkey	20,152	12,731	(998)
Segment/Consolidated Totals	$30,707	$26,621	$20,965

Depreciation and Amortization:

	Years ended December 31,
(Thousands of dollars)	2012	2011	2010

Pork	$43,014	$43,866	$50,813
Commodity Trading and Milling	6,330	5,567	5,165
Marine	23,490	22,675	22,743
Sugar	11,222	8,289	7,180
Power	5,467	192	204
All Other	366	403	428
Segment Totals	89,889	80,992	86,533
Corporate	327	231	269
Consolidated Totals	$90,216	$81,223	$86,802

Total Assets:

	December 31,
(Thousands of dollars)	2012	2011

Pork	$740,245	$738,574
Commodity Trading and Milling	992,507	755,903
Marine	281,215	261,781
Sugar	254,445	269,564
Power	235,377	165,118
Turkey	423,825	312,164
All Other	5,288	6,257
Segment Totals	2,932,902	2,509,361
Corporate	414,879	497,367
Consolidated Totals	$3,347,781	$3,006,728

Investment in and Advances to Affiliates:

	December 31,
(Thousands of dollars)	2012	2011

Commodity Trading and Milling	$186,873	$160,402
Sugar	2,775	3,177
Turkey	220,894	201,261
Segment/Consolidated Totals	$410,542	$364,840

58	2012 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Capital Expenditures:

	Years ended December 31,
(Thousands of dollars)	2012	2011	2010
Pork	$52,333	$39,890	$9,568
Commodity Trading and Milling	22,817	5,192	2,390
Marine	35,365	31,210	28,411
Sugar	22,066	22,626	30,620
Power	25,022	84,041	31,709
All Other	112	60	362
Segment Totals	157,715	183,019	103,060
Corporate	1,040	729	276
Consolidated Totals	$158,755	$183,748	$103,336

Administrative services provided by the corporate office allocated to the individual segments represent corporate services rendered to and costs incurred for each specific segment, with no allocation to individual segments of general corporate management oversight costs. Corporate assets include short-term investments, other current assets related to deferred compensation plans, fixed assets, deferred tax amounts and other miscellaneous items. Corporate operating losses represent certain operating costs not specifically allocated to individual segments and includes all costs related to Seaboard’s deferred compensation programs (which are offset by the effect of the mark-to-market investments recorded in Other Investment Income, Net).

Geographic Information

Seaboard had sales in South Africa totaling $563,088,000, $622,354,000 and $420,277,000 for the years ended December 31, 2012, 2011 and 2010, respectively, representing approximately 9%, 11% and 10% of total sales for each respective year. No other individual foreign country accounted for 10% or more of sales to external customers.

The following table provides a geographic summary of net sales based on the location of product delivery:

	Years ended December 31,
(Thousands of dollars)	2012	2011	2010
Caribbean, Central and South America	$2,566,056	$2,225,829	$1,702,823
Africa	1,471,574	1,489,409	1,061,221
United States	1,303,533	1,328,116	1,079,316
Canada/Mexico	351,505	407,593	245,935
Pacific Basin and Far East	334,215	238,116	198,100
Europe	87,741	8,367	19,927
Eastern Mediterranean	74,509	49,472	78,380
Totals	$6,189,133	$5,746,902	$4,385,702

The following table provides a geographic summary of Seaboard’s long-lived assets according to their physical location and primary port for the vessels:

	December 31,
(Thousands of dollars)	2012	2011
United States	$530,169	$515,375
Dominican Republic	140,195	120,707
Argentina	108,492	111,726
All other	66,371	50,419
Totals	$845,227	$798,227

At December 31, 2012 and 2011, Seaboard had approximately $296,990,000 and $221,584,000, respectively, of foreign receivables, excluding receivables due from affiliates, which generally represent more of a collection risk than the domestic receivables.  Management believes its allowance for doubtful accounts is adequate and reduces receivables recorded to their expected net realizable value.

2012 Annual Report	59

SEABOARD CORPORATION

Stockholder Information

Board of Directors

Steven J. Bresky

Director and Chairman of the Board

President and Chief Executive Officer of Seaboard

David A. Adamsen

Director and Audit Committee Member

Former Vice President – Wholesale Sales,

C&S Wholesale Grocers

Douglas W. Baena

Director and Audit Committee Chair

Self-employed, engaging in facilitation of equipment leasing financings and consulting

Joseph E. Rodrigues

Director

Retired, former Executive Vice President and Treasurer of Seaboard

Edward I. Shifman, Jr.

Director and Audit Committee Member

Retired, former Managing Director and Executive

Vice President of Wachovia Capital Finance

Officers

Steven J. Bresky

President and Chief Executive Officer

Robert L. Steer

Executive Vice President, Chief Financial Officer

David M. Becker

Senior Vice President, General Counsel and Secretary

Barry E. Gum

Senior Vice President, Finance and Treasurer

James L. Gutsch

Senior Vice President, Engineering

Ralph L. Moss

Senior Vice President, Governmental Affairs

David S. Oswalt

Senior Vice President, Taxation and Business Development

John A. Virgo

Senior Vice President, Corporate Controller and Chief Accounting Officer

David H. Rankin

Vice President

Ty A. Tywater

Vice President, Audit Services

Zachery J. Holden

Assistant Secretary

Adriana N. Hoskins

Assistant Treasurer

Chief Executive Officers of Principal Seaboard Operations

Terry J. Holton	Hugo D. Rossi
Pork	Sugar

David M. Dannov	Armando G. Rodriguez
Commodity Trading and Milling	Power

Edward A. Gonzalez
Marine

Stock Transfer Agent and Registrar of Stock	Availability of Form 10-K Report

Computershare P.O. Box 43006 Providence, RI 02940-3006 (866) 351-3330 www.computershare.com/investor Auditors

Seaboard files its Annual Report on Form 10-K with the Securities and Exchange Commission.  Copies of the Form 10-K for fiscal 2012 are available without charge by writing Seaboard Corporation, 9000 West 67th Street, Merriam, Kansas 66202, Attention: Shareholder Relations or via the Internet at http://www.seaboardcorp.com/investor-sec.aspx.

KPMG LLP 1000 Walnut, Suite 1000 Kansas City, Missouri 64106 Stock Listing

Seaboard provides access to its most recent Form 10-K, 10-Q and 8-K reports on its Internet website, free of charge, as soon as reasonably practicable after those reports are electronically filed with the Securities and Exchange Commission.

Seaboard’s common stock is traded on the NYSE MKT under the symbol SEB. Seaboard had 143 shareholders of record of its common stock as of January 25, 2013.

60	2012 Annual Report