Form 10-K, Exhibit 13
period 2013-12-31
SEABOARD CORP /DE/
filed 2014-02-26
CIK 88121

Exhibit 13

2013 Annual Report

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

2013 Annual Report	1

SEABOARD CORPORATION

Letter to Stockholders

Letter to Stockholders is intentionally omitted from Exhibit 13 and will be included in printed Annual Report.

2	2013 Annual Report

SEABOARD CORPORATION

Letter to Stockholders

Letter to Stockholders is intentionally omitted from Exhibit 13 and will be included in printed Annual Report.

2013 Annual Report	3

SEABOARD CORPORATION

Letter to Stockholders

Letter to Stockholders is intentionally omitted from Exhibit 13 and will be included in printed Annual Report.

4	2013 Annual Report

SEABOARD CORPORATION

Principal Locations

Corporate Office	Lesotho Flour Mills Limited*	Seaboard de Colombia, S.A.
Seaboard Corporation	Lesotho	Colombia
Merriam, Kansas	Flour Mills of Ghana	Seaboard de Nicaragua, S.A.
Pork	Ghana	Nicaragua
Seaboard Foods LLC	Life Flour Mill Ltd.*	Seaboard del Peru, S.A.
Pork Division Office	Premier Feeds Mills Company Limited*	Peru
Merriam, Kansas	Nigeria	Seaboard Freight & Shipping Jamaica
Processing Plant	LMM Farine, S.A.	Limited
Guymon, Oklahoma	Madagascar	Jamaica
Processed Meats	Minoterie de Matadi, S.A.R.L.*	Seaboard Honduras, S.de R.L. de C.V.
Salt Lake City, Utah	Societe Africaine de Developpement	Honduras
Missoula, Montana	Industriel Alimentaire*	Seaboard Marine (Trinidad) Ltd.
High Plains Bioenergy, LLC	Democratic Republic of Congo	Trinidad
Guymon, Oklahoma	Minoterie du Congo, S.A.	Seaboard Marine of Haiti, S.E.
Seaboard de Mexico USA LLC	Republic of Congo	Haiti
Mexico	Moderna Alimentos, S.A.*
Commodity Trading and Milling	Molinos Champion, S.A.*	SEADOM, S.A.
Commodity Trading Operations	Ecuador	Dominican Republic
Australia*	Paramount Mills (Pty) Ltd.*	SeaMaritima S.A. de C.V.
Canada	South Africa	Mexico
Chapel Hill, North Carolina	National Milling Corporation Limited	Sugar
Colombia	Zambia	Ingenio y Refineria San Martin del
Ecuador	Unga Holdings Limited*	Tabacal SRL
Greece	Kenya and Uganda	Argentina
Isle of Man
Kenya	Marine	Power
Peru*	Seaboard Marine Ltd.	Transcontinental Capital Corp.
Singapore	Marine Division Office	(Bermuda) Ltd.
South Africa	Miami, Florida	Dominican Republic

African Poultry Development Limited*	Port Operations	Turkey
Democratic Republic of Congo,	Brooklyn, New York	Butterball LLC*
Kenya and Zambia	Houston, Texas	Division Office
Belarina Alimentos S.A.*	Miami, Florida	Garner, North Carolina
Brazil	New Orleans, Louisiana	Processing Plants
Compania Industrial de Productos	Agencias Generales Conaven, C.A.	Huntsville, Arkansas
Agreopecuarios SA*	Venezuela	Ozark, Arkansas
Rafael del Castillo & Cia. S.A*	Agencia Maritima del Istmo, S.A.	Carthage, Missouri
Colombia	Costa Rica	Mt. Olive, North Carolina
Gambia Milling Corporation*	Cayman Freight Shipping Services, Ltd.	Further Processing Plants
Gambia	Cayman Islands	Jonesboro, Arkansas
Fairfield Rice Inc.*	JacintoPort International LLC	Montgomery, Illinois
National Milling Company of Guyana, Inc.	Houston, Texas	Other
SeaRice Caribbean Inc.*	Representaciones Maritimas y Aereas, S.A.	Mount Dora Farms de Honduras, S.R.L.
Guyana	Guatemala	Honduras
Les Moulins d’Haiti S.E.M.*	Sea Cargo, S.A.	Mount Dora Farms Inc.
Haiti	Panama	Houston, Texas

*Represents a non-controlled, non-consolidated affiliate

2013 Annual Report	5

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

Seaboard’s hog processing facility is located in Guymon, Oklahoma. The facility is a double shift operation that processes approximately 20,000 hogs per day and generally operates at capacity.  Weekend shifts are added as market conditions dictate. Hogs processed at the plant are primarily Seaboard raised hogs. In addition, the remaining hogs processed are raised by third parties and purchased under contract or occasionally in the open market. Seaboard produces and sells fresh and frozen pork products to further processors, food service operators, grocery stores, distributors and retail outlets throughout the United States. Seaboard also sells to distributors, trading companies and further processors in Japan, Mexico and numerous other foreign markets.

Seaboard’s hog production facilities consist of genetic and commercial breeding, farrowing, nursery and finishing buildings located in Oklahoma, Kansas, Texas and Colorado. These facilities have a capacity to produce over four million hogs annually. Seaboard owns and operates five centrally located feed mills to provide formulated feed to these hogs.

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

Seaboard’s Pork Division has an agreement with a similar size pork processor, Triumph Foods LLC (Triumph), to market substantially all of the pork products produced at Triumph’s plant in St. Joseph, Missouri. The agreement enhances the efficiency of Seaboard’s sales and marketing efforts and expands Seaboard’s geographic footprint. Seaboard receives a fee on a per head basis on all Triumph products.  In 2013, Seaboard was ranked number 2 in pork production and number 4 in processing in the U.S. (including Triumph volume).

Commodity Trading and Milling Division

Seaboard’s Commodity Trading and Milling Division is an integrated agricultural commodity trading and processing and logistics operation.  This division sources, transports and markets approximately eight million metric tons per year of wheat, corn, soybean meal and other commodities primarily to third party customers and affiliated companies. These commodities are purchased worldwide, with primary destinations in Africa, South America and the Caribbean. Seaboard integrates the delivery of commodities to its customers through the use of company owned and chartered bulk carriers.

Seaboard’s Commodity Trading and Milling Division operates facilities in 23 countries. The commodity trading business has ten offices in nine countries in addition to two non-consolidated affiliates in two other countries. The grain processing businesses operate facilities at 32 locations in 16 countries, and include five consolidated and fourteen non-consolidated affiliates in Africa, South America and the Caribbean. Seaboard and its affiliates produce approximately four million metric tons of wheat flour, maize meal and manufactured feed per year in addition to other related grain based products.

6	2013 Annual Report

SEABOARD CORPORATION

Division Summaries

Marine Division

Seaboard’s Marine Division provides cargo shipping services between the United States, the Caribbean Basin and Central and South America. Seaboard’s primary operations, located in Miami, include an off-port warehouse for cargo consolidation and temporary storage and a terminal at the Port of Miami. At the Port of Houston, Seaboard operates a cargo terminal facility that includes on-dock warehouse space for temporary storage of bagged grains, resins and other cargoes. Seaboard also makes scheduled vessel calls to Brooklyn, New York, New Orleans, Louisiana and various foreign ports in the Caribbean Basin and Central and South America.

This Division’s fleet consists of owned and chartered vessels, and includes dry, refrigerated and specialized containers and other cargo related equipment. Seaboard is the largest shipper in terms of cargo volume in the Port of Miami. Seaboard provides extensive service between our domestic ports of call and multiple foreign destinations.

To maximize fleet utilization, Seaboard uses a network of offices and agents throughout the United States, Canada, Latin America and the Caribbean Basin to sell freight to and from multiple points. Seaboard’s full service capabilities allow transport by truck or rail of import and export cargo to and from various U.S. ports. Seaboard’s frequent sailings and fixed-day schedules allow customers to coordinate manufacturing schedules and maintain inventories at cost-efficient levels.

Sugar Division

In Argentina, Seaboard grows sugar cane, produces and refines sugar and produces alcohol.  The sugar is primarily marketed locally, with some exports to the United States and other South American countries. Seaboard’s sugar processing plant, one of the largest in Argentina, has an annual capacity to produce approximately 250,000 metric tons of sugar and approximately 15 million gallons of alcohol per year. The mill is located in the Salta Province of Argentina, with administrative offices in Buenos Aires. Land owned by Seaboard in Argentina is planted primarily with sugar cane, which supplies the majority of the raw material processed. Depending on local market conditions, sugar may also be purchased from third parties for resale.  In addition, this division sells dehydrated alcohol to certain oil companies under the Argentine governmental bio-ethanol program, which requires alcohol to be blended with gasoline.  This division also owns a 51 megawatt cogeneration power plant.  The plant is fueled by the burning of sugarcane by-products during the harvest season, which is typically between May and November.

Power Division

In the Dominican Republic, Seaboard is an independent power producer generating electricity for the local power grid from two floating power generating facilities with a combined capacity of 178 megawatts.  Seaboard owns one of these facilities with a 106 megawatt capacity. The other facility, with a 72 megawatt capacity, is operated by Seaboard on a short-term lease agreement that may be canceled by either party.  Seaboard is not directly involved in the transmission or distribution of electricity.  Seaboard primarily sells power on the spot market.  Principal buyers are government-owned distribution companies and partially government-owned generation companies.

Other Divisions

Seaboard has a 50 percent non-controlling voting interest in Butterball, LLC (Butterball). Butterball is the largest vertically integrated producer, processor and marketer of branded and non-branded turkey and other products. Butterball has four processing plants, two further processing plants and numerous live production and feed milling operations located in North Carolina, Arkansas, Missouri, Illinois and Kansas. Butterball produces approximately one billion pounds of turkey each year. Butterball is a national supplier to retail and foodservice outlets, and also exports products to Mexico and numerous other foreign markets.  On December 31, 2012, Butterball purchased the assets of Gusto Packing Company, Inc., a pork and turkey further processor located in Montgomery, Illinois.

Seaboard processes jalapeño peppers at its plant in Honduras, which are primarily shipped to and sold in the United States.

2013 Annual Report	7

SEABOARD CORPORATION

Summary of Selected Financial Data

	Years ended December 31,
(Thousands of dollars except per share amounts)	2013	2012	2011	2010	2009
Net sales	$6,670,414	$6,189,133	$5,746,902	$4,385,702	$3,601,308
Operating income	$204,864	$309,661	$407,204	$321,066	$23,723
Net earnings attributable to Seaboard	$205,236	$282,311	$345,847	$283,611	$92,482
Basic earnings per common share	$171.92	$234.54	$284.66	$231.69	$74.74
Total assets	$3,418,048	$3,347,781	$3,006,728	$2,734,086	$2,337,133
Long-term debt, less current maturities	$80,480	$120,825	$116,367	$91,407	$76,532
Stockholders’ equity	$2,479,970	$2,308,189	$2,079,467	$1,778,249	$1,545,419
Dividends per common share	$-	$12.00	$-	$9.00	$3.00

On January 2, 2013, the American Taxpayer Relief Act of 2012 (the Tax Act) was signed into law.  As the Tax Act was signed into law in 2013, the effects of the retroactive provisions in the new law on current and deferred taxes assets and liabilities for Seaboard were recorded in the first quarter of 2013.  The total impact was a one-time tax benefit of $7,945,000, or $6.66 per common share, recorded in the first quarter of 2013 related to certain 2012 income tax credits.  In addition to this amount was a one-time credit of approximately $11,260,000, or $9.43 per common share, for 2012 Federal blender’s credits that was recognized as revenues in the first quarter of 2013.  There was no tax expense on this transaction.  See Note 7 to the Consolidated Financial Statements for further discussion.

In December 2012, Seaboard declared and paid a dividend of $12.00 per share on the common stock.  The increased amount of the dividend (which has historically been $0.75 per share on a quarterly basis or $3.00 per share on an annual basis) represented a prepayment of the annual 2013, 2014, 2015 and 2016 dividends ($3.00 per share per year).  Seaboard does not currently intend to declare any further dividends for the years 2014-2016. Seaboard did not declare a dividend in 2013 and 2011. In 2010, Seaboard declared and paid dividends of $9.00 per share on the common stock, which included a prepayment of the annual 2011 and 2012 dividends ($3.00 per share per year). Basic and diluted earnings per common share are the same for all periods presented.

In 2011, Seaboard closed the sale of its two floating power generating facilities in the Dominican Republic resulting in a gain on sale of assets of $52,923,000, or $43.56 per common share, included in operating income.

In 2009, Seaboard Corporation and affiliated companies in its Commodity Trading and Milling segment, resolved a dispute with a third party related to a 2005 transaction.  As a result, Seaboard Overseas Limited received $16,787,000, net of expenses, or $13.57 per common share, in 2009 included in other income.  There was no tax expense on this transaction.

8	2013 Annual Report

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

The following graph shows a five-year comparison of cumulative total return for Seaboard, the NYSE MKT Index and the companies comprising the Dow Jones Food and Marine Transportation Industry indices, weighted by market capitalization for the five fiscal years commencing December 31, 2008 and ending December 31, 2013.  The information presented in the performance graph is historical in nature and is not intended to represent or guarantee future returns.

The comparison of cumulative total returns presented in the above graph was plotted using the following index values and common stock price values:

	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12	12/31/13

Seaboard Corporation	$ 100.00	$ 113.29	$ 168.01	$ 171.81	$ 214.55	$ 237.03
NYSE MKT Composite	$ 100.00	$ 135.53	$ 175.07	$ 179.96	$ 190.69	$ 200.56
Peer Group	$ 100.00	$ 119.83	$ 137.38	$ 157.78	$ 170.11	$ 228.20

2013 Annual Report	9

SEABOARD CORPORATION

Quarterly Financial Data (unaudited)

(UNAUDITED)	1st	2nd	3rd	4th	Total for
(Thousands of dollars except per share amounts)	Quarter	Quarter	Quarter	Quarter	the Year
2013
Net sales	$1,582,296	$1,684,039	$1,648,105	$1,755,974	$6,670,414
Operating income	$63,458	$53,549	$33,770	$54,087	$204,864
Net earnings attributable to Seaboard	$57,454	$39,547	$30,969	$77,266	$205,236
Earnings per common share	$47.98	$33.07	$25.99	$64.91	$171.92
Dividends per common share	$-	$-	$-	$-	$-

Closing market price range per common share:
High	$2,881.94	$2,825.92	$2,945.00	$2,874.99
Low	$2,504.00	$2,594.78	$2,680.00	$2,695.70
2012
Net sales	$1,471,113	$1,510,593	$1,479,416	$1,728,011	$6,189,133
Operating income	$93,356	$60,723	$85,057	$70,525	$309,661
Net earnings attributable to Seaboard	$82,209	$50,097	$74,422	$75,583	$282,311
Earnings per common share	$68.00	$41.58	$61.92	$63.03	$234.54
Dividends per common share	$-	$-	$-	$12.00	$12.00

Closing market price range per common share:
High	$2,139.96	$2,133.90	$2,327.69	$2,637.11
Low	$1,852.00	$1,828.65	$1,997.80	$2,142.00

On January 2, 2013, the American Taxpayer Relief Act of 2012 (the Tax Act) was signed into law.  As the Tax Act was signed into law in 2013, the effects of the retroactive provisions in the new law on current and deferred taxes assets and liabilities for Seaboard were recorded in the first quarter of 2013.  The total impact was a one-time tax benefit of $7,945,000, or $6.63 per common share, recorded in the first quarter of 2013 related to certain 2012 income tax credits.  In addition to this amount was a one-time credit of approximately $11,260,000, or $9.40 per common share, for 2012 Federal blender’s credits that was recognized as revenues in the first quarter of 2013.  There was no tax expense on this transaction.  See Note 7 to the Consolidated Financial Statements for further discussion.

In December 2012, Seaboard declared and paid a dividend of $12.00 per share on the common stock.  The increased amount of the dividend (which has historically been $0.75 per share on a quarterly basis or $3.00 per share on an annual basis) represented a prepayment of the annual 2013, 2014, 2015 and 2016 dividends ($3.00 per share per year).  Seaboard does not currently intend to declare any further dividends for the years 2014-2016. In December 2010, Seaboard declared and prepaid the 2012 dividend of $3.00 per share.

During 2013, Seaboard repurchased 147, 4,945, 1,338 and 2,275 common shares in the first, second, third and fourth quarters, respectively.  During 2012, Seaboard repurchased 3,250, 4,875, 1,050 and 3,762 common shares in the first, second, third and fourth quarters, respectively. See Note 12 to the Consolidated Financial Statements for further discussion.

10	2013 Annual Report

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

Pork Segment

The Pork segment is primarily a U.S. business, with some export sales to Japan, Mexico, and numerous other foreign markets. Revenues from the sale of pork products are primarily generated from a single hog processing plant in Guymon, Oklahoma, which generally operates at daily double shift processing capacity of approximately 20,000 hogs, two bacon further processing plants located in Salt Lake City, Utah and Missoula, Montana, and a ham boning and processing plant in Mexico. In 2013, Seaboard raised approximately 80% of the hogs processed at the Guymon plant, with the remaining hog requirements purchased primarily under contracts from independent producers. This segment is Seaboard’s most capital intensive segment, representing approximately 49% of Seaboard’s total fixed assets in addition to material amounts of inventories.

Within the portfolio of Seaboard’s businesses, management believes profitability of the Pork segment is most susceptible to commodity price fluctuations. As a result, this segment’s operating income and cash flows can materially fluctuate from year to year, significantly affecting Seaboard’s consolidated operating income and cash flows. Sales prices are directly affected by both domestic and worldwide supply and demand for pork products and other proteins. Feed accounts for the largest input cost in raising hogs and is materially affected by price changes for corn and soybean meal. Market prices for hogs purchased from third parties for processing at the plant also represent a major cost factor. With the Guymon plant generally operating at capacity, Seaboard is constantly looking for ways to enhance the facility’s operational efficiency while also looking to increase margins by introducing new, higher value products.

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

Commodity Trading and Milling Segment

The Commodity Trading and Milling segment, which is managed under the name of Seaboard Overseas and Trading Group, primarily operates overseas and is an integrated agricultural commodity trading and processing and logistics operation with locations in Africa, South America, the Caribbean, Europe and Asia. These foreign operations can be significantly impacted by changes in local crop production, political instability and local government policies, as well as fluctuations in economic and industry conditions and currency fluctuations. This segment’s sales are also significantly affected by fluctuating prices of various commodities, such as wheat, corn, soybean meal and, to a lesser degree, various other agricultural commodity products. Although this segment owns five ships, the majority of the third party trading business is transacted with chartered ships. Freight rates, influenced by available charter capacity for worldwide trade in bulk cargoes, and related fuel costs affect business volumes and margins. The grain processing businesses, both consolidated and non-consolidated affiliates, operate in foreign and, in most cases, lesser developed countries. Flour exports of various countries can exacerbate volatile market conditions that may have a significant impact on both the trading and milling businesses’ sales and operating income. This segment is Seaboard’s most working capital intensive segment, representing approximately 40% of Seaboard’s total working capital at December 31, 2013, and primarily consisted of inventories and receivables.

2013 Annual Report	11

SEABOARD CORPORATION

Management’s Discussion & Analysis

The majority of the Commodity Trading and Milling segment’s sales derive from its commodity trading business in which agricultural commodities are sourced from multiple origins and delivered to third party and affiliate customers in various international locations. The execution of these purchase and delivery transactions have long cycles of completion which may extend for several months with a high degree of price volatility. As a result, these factors can significantly affect sales volumes, operating income, working capital and related cash flows from quarter to quarter.  Profit margins are sometimes protected by using commodity derivatives and other risk management practices.

Effective January 1, 2012, Seaboard increased its ownership from 50% to 70% in PS International, LLC, a specialty grain trading business located in Chapel Hill, North Carolina.  Effective December 31, 2012, Seaboard increased its ownership from 70% to 85%. Seaboard invested in several entities in recent years and continues to seek opportunities to expand its trading and milling businesses.

Marine Segment

The Marine segment provides cargo shipping services primarily between the United States and 26 countries in the Caribbean Basin, Central and South America. Fluctuations in economic conditions and political instability in the regions or countries in which Seaboard operates, most notably Venezuela, may affect trade volumes and operating profits. In addition, cargo rates can fluctuate depending on local supply and demand for shipping services. This segment time-charters or leases the majority of its ocean cargo vessels and is thus affected by fluctuations in charter hire rates, as well as fuel costs.

Seaboard continues to explore ways to increase volumes on existing routes, while seeking opportunities to broaden its route structure in the regions it serves.

Sugar Segment

The Sugar segment operates a vertically integrated sugar and alcohol production facility in Argentina. This segment’s sales and operating income are significantly affected by local and worldwide sugar prices. Domestic sugar production levels in Argentina may affect the local price.  Global sugar fluctuations, to a lesser extent, have an impact in Argentina as well.  Depending on local market conditions, this business purchases sugar from third parties for resale. Over the past several years, Seaboard has taken a number of steps to enhance the efficiency of its operations and expand its sugar and alcohol production capacity. This segment sells dehydrated alcohol to certain oil companies under an Argentine government bio-ethanol program, which mandates alcohol to be blended with gasoline.  This segment also owns a 51 megawatt cogeneration power plant which is fueled by the burning of sugarcane by-products during the harvest season, which is typically between May and November.

The functional currency of the Sugar segment is the Argentine peso. The currency exchange rate can have an impact on reported U.S. dollar sales, operating income and cash flows. Following several years of heavy capital investment in this segment to expand production capacity and to construct a 51 megawatt cogeneration power plant, financing needs for this segment were minimal in 2013 and should remain minimal in 2014. With the division’s improved operating results, Seaboard continues to explore various ways to improve and expand this segment.

Power Segment

The Power segment is an independent power producer in the Dominican Republic (DR) generating electricity from a system of diesel engines mounted on two floating power generating facilities for the local power grid.  Seaboard primarily sells power on the spot market primarily to government-owned distribution companies and partially government-owned generation companies.  This segment is subject to delays in obtaining timely collections from sales to these government related entities.  In some prior years, operating cash flows have fluctuated from inconsistent customer collections.

During 2011, Seaboard completed the construction of a new floating power generating facility with a rated capacity of 106 megawatts.  This facility was delivered in January 2012 and began operations in March 2012.  The total cost of the project was $136.0 million, including capitalized interest, and was primarily financed with a $114.0 million financing agreement.  Seaboard leases the other facility under a short-term lease which may be canceled by either party. Additional financing needs for this segment should be minimal for 2014, but Seaboard may pursue further power industry investments in the future.  See Note 13 to the Consolidated Financial Statements for discussion of the sale in 2011 of two previously operated floating power generating facilities.

Supply of power in the DR is determined by a government body and is subject to fluctuations based on government budgetary constraints. While fuel is this segment’s largest cost component and is subject to price swings, higher fuel costs generally have been passed on to customers.

12	2013 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

Turkey Segment

On December 6, 2010, Seaboard purchased a 50 percent non-controlling voting interest in Butterball, LLC (Butterball). Butterball is a vertically integrated producer, processor and marketer of branded and non-branded turkey and other products. Butterball has four processing plants, two further processing plants and numerous live production and feed milling operations located in North Carolina, Arkansas, Missouri, Illinois and Kansas. Sales prices are directly affected by both domestic and worldwide supply and demand for turkey products and other proteins. Feed accounts for the largest input cost in raising turkeys and is materially affected by price changes for corn and soybean meal. As a result, commodity price fluctuations can significantly affect the profitability and cash flows of Butterball. The turkey business is seasonal only on the whole bird side, with Thanksgiving and Christmas holidays driving the majority of those sales.  On December 31, 2012, Butterball purchased the assets of Gusto Packing Company, Inc., a pork and turkey further processor located in Montgomery, Illinois.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Sources and Uses of Cash

Cash and short-term investments as of December 31, 2013 decreased $15.3 million from December 31, 2012. The decrease was primarily the result of cash used for capital expenditures of $149.7 million, principal payments of long-term debt of $53.8 million, investments in and advances to affiliates discussed below of $39.5 million, and repurchases of common stock of $23.6 million. Partially offsetting the decrease was net cash from operating activities of $125.0 million, principal repayments received on notes receivable from affiliate of $81.4 million and an increase in notes payable of $41.1 million.  Cash from operating activities for 2013 decreased $136.7 million compared to 2012, primarily as a result of timing of payments related to certain current liabilities in the Commodity Trading and Milling and, to a lesser degree, Power segments as total current liabilities decreased in 2013 while they increased in 2012.

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

Capital Expenditures, Acquisitions and Other Investing Activities

During 2013, Seaboard invested $149.7 million in property, plant and equipment, of which $79.6 million was expended in the Pork segment, $24.2 million in the Commodity Trading and Milling segment, $22.8 million in the Marine segment, $17.1 million in the Sugar segment and $4.2 million in the Power segment.  The Pork segment expenditures were primarily for additional finishing barns, semi-tractors, improvements to existing facilities and related equipment and construction of a new feed mill.  The Commodity Trading and Milling segment expenditures were primarily for the purchase of two dry bulk vessels and improvements to existing facilities and related equipment. The Marine segment expenditures were primarily for purchases of cargo carrying and handling equipment.  In the Sugar segment, the capital expenditures were primarily for normal upgrades to existing operations, including cane re-planting.  All other capital expenditures were of a normal recurring nature and primarily included replacements of machinery and equipment, and general facility modernizations and upgrades.

The total 2014 capital expenditures budget is $220.1 million. The Pork segment plans to spend $67.5 million primarily for improvements to existing facilities and related equipment and for compressed natural gas semi-tractors and related refueling stations. The Commodity Trading and Milling segment plans to spend $79.2 million primarily for payments of $62.2 million for four dry bulk vessels being built for a total estimated cost of $92.0 million, and improvements to existing facilities and related equipment. The final payment for the dry bulk vessels is scheduled to be made in 2015 but Seaboard is currently reviewing options to lease these vessels in 2014 instead of paying cash to acquire the vessels. The Marine segment has budgeted $47.2 million primarily for additional cargo carrying and handling equipment. In addition, management will be evaluating whether to purchase additional cargo vessels for the Marine segment during 2014.  The Sugar segment plans to spend $24.5 million primarily for normal upgrades to existing operations, including cane re-planting. Management anticipates paying for these capital expenditures from a combination of available cash, the use of available short-term investments and Seaboard’s available borrowing capacity.

2013 Annual Report	13

SEABOARD CORPORATION

Management’s Discussion & Analysis

During 2012, Seaboard invested $158.8 million in property, plant and equipment, of which $52.3 million was expended in the Pork segment, $22.8 million in the Commodity Trading and Milling segment, $35.4 million in the Marine segment, $22.1 million in the Sugar segment and $25.0 million in the Power segment.  The Pork segment expenditures were primarily for additional finishing barns, improvements to existing facilities and related equipment and construction of a new feed mill.  The Commodity Trading and Milling segment expenditures were primarily for the purchase of a dry bulk vessel and for a down payment of $8.3 million made in July 2012 on four dry bulk vessels being built as discussed above. The Marine segment expenditures were primarily for purchases of cargo carrying and handling equipment and the purchase of a cargo vessel.  In the Sugar segment, the capital expenditures were primarily for expansion of cane growing operations and normal upgrades to existing operations.  The Power segment expenditures were primarily used to complete the construction in the Dominican Republic of a 106 megawatt power generating facility, which began commercial operations in March 2012.  The total cost of the project was $136.0 million, including capitalized interest.  All other capital expenditures were of a normal recurring nature and primarily included replacements of machinery and equipment, and general facility modernizations and upgrades.

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

In September 2013, Seaboard invested $17.0 million in a flour production business in Brazil for a 50% non-controlling equity interest and provided a $13.0 million long-term loan to this business.  See Note 4 to the Consolidated Financial Statements for further discussion. Also in September 2013, Seaboard invested $7.4 million in a flour milling business located in South Africa for a 49% non-controlling interest.  In July 2013, Seaboard acquired a 50% non-controlling interest in a flour milling business located in Gambia by making a total investment in and advances to this affiliate of $9.1 million during 2013.

Effective January 1, 2012, Seaboard increased its ownership interest in PS International, LLC (PSI), a specialty grain trading business located in Chapel Hill, North Carolina, from 50% to 70%.  Accordingly, Seaboard began consolidation accounting and discontinued the equity method of accounting for this entity.  On December 31, 2012, Seaboard increased its ownership from 70% to 85%.  Total cash paid in 2012 for these two transactions, net of cash acquired, was $3.2 million and $3.0 million, respectively, with a final payment of $0.5 million made in 2013 for the December 2012 transaction upon final verification of certain balance sheet items. During the fourth quarter of 2011, Seaboard provided advances of $30.1 million to this then 50% owned, non-consolidated affiliate. See Note 4 to the Consolidated Financial Statements for further discussion of these transactions.

On December 31, 2012, Seaboard provided a loan of $81.2 million to its non-consolidated affiliate, Butterball, LLC (Butterball) to fund its purchase of assets from Gusto Packing Company, Inc.  On March 28, 2013, Butterball repaid in full this $81.2 million loan.  During the third quarter of 2011, Seaboard provided a term loan of $13.0 million to Butterball.  Also during the third quarter of 2011, Seaboard made an additional capital contribution of $5.6 million in Butterball.  See Note 4 to the Consolidated Financial Statements for further discussion of these transactions.

In December 2011, Seaboard made an $8.5 million advance capital lease payment to begin operations in 2012 of a flour mill in Ghana.  In April 2011, Seaboard closed the sale of its two power generating facilities in the Dominican Republic for $73.1 million.  See Note 13 to the Consolidated Financial Statements for further discussion.

Beginning in 2010, Seaboard invested in a bakery built in the Democratic Republic of Congo for a 50 percent non-controlling interest in this business. During 2013, 2012 and 2011, Seaboard invested $4.5 million, $24.8 million and $11.4 million, respectively, in equity and long-term advances for a total investment of $50.8 million in this business. The bakery began operations in the fourth quarter of 2012. See Note 4 to the Consolidated Financial Statements for further discussion of this investment.

Starting in 2011, Seaboard began to invest in various limited partnerships as a limited partner that are expected to enable Seaboard to obtain certain low income housing tax credits over a period of approximately ten years.  During

14	2013 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

2013, 2012 and 2011, Seaboard invested $3.8 million, $8.4 million and $4.7 million, respectively.  Additional investments are required to be made in future years but are not deemed material in total.

Financing Activities, Debt and Related Covenants

The following table presents a summary of Seaboard’s available borrowing capacity as of December 31, 2013.  At December 31, 2013, there were no borrowings outstanding under the committed line of credit and borrowings under the uncommitted lines of credit totaled $67.7 million, all related to foreign subsidiaries. In February 2013, Seaboard refinanced its long-term committed credit facility for the same available amount and a maturity date of February 20, 2018.  See Note 8 to the Consolidated Financial Statements for further discussion.

Total amount
(Thousands of dollars)	available
Long-term credit facility – committed	$200,000
Short-term uncommitted demand notes	209,501
Total borrowing capacity	409,501
Amounts drawn against lines	(67,699)
Letters of credit reducing borrowing availability	(4,793)
Available borrowing capacity at December 31, 2013	$337,009

In November 2013, Seaboard provided notice of call for early redemption to holders of certain Industrial Development Revenue Bonds (IDRBs) effective December 20, 2013 and paid $18.0 million in the fourth quarter of 2013.  In April 2013, Seaboard provided notice of call for early redemption to holders of certain IDRBs effective May 13, 2013 and paid $10.8 million in the second quarter of 2013.   In December 2012, Seaboard provided notice of call for early redemption to holders of certain IDRBs effective January 14, 2013 and paid $13.0 million in the first quarter of 2013. In 2010, Seaboard entered into a credit agreement for $114.0 million at a fixed rate of 5.34% for the financing of the construction of the new power generating facility in the Dominican Republic completed in 2012, as discussed above.  The credit agreement matures in December 2021 and is secured by the power generating facility.  During 2012 and 2011, Seaboard borrowed $32.7 million and $65.0 million, respectively, from this credit agreement.  See Note 8 to the Consolidated Financial Statements for further discussion.

Seaboard has capacity under existing loan covenants to undertake additional debt financings of approximately $1,179.0 million.  As of December 31, 2013, Seaboard was in compliance with all restrictive covenants related to these loans and facilities.  See Note 8 to the Consolidated Financial Statements for a summary of the material terms of Seaboard’s credit facilities, including financial ratios and covenants.

Scheduled long-term debt maturities are $11.7 million, $11.4 million and $11.4 million for the three years ending December 31, 2014, 2015 and 2016, respectively.  As of December 31, 2013, Seaboard had cash and short-term investments of $345.7 million, additional total working capital of $892.9 million and a $200.0 million committed line with a maturity date of February 2018.  Accordingly, management believes Seaboard’s combination of internally generated cash, liquidity, capital resources and borrowing capabilities will be adequate for its existing operations and any currently known potential plans for expansion of existing operations or business segments for 2014.  Management does, however, periodically review various alternatives for future financing to provide additional liquidity for future operating plans.  Management intends to continue seeking opportunities for expansion in the industries in which Seaboard operates, utilizing existing liquidity, available borrowing capacity and other financing alternatives.

As of December 31, 2013, $93.5 million of the $345.7 million of cash and short-term investments were held by Seaboard’s foreign subsidiaries and Seaboard could be required to accrue and pay taxes to repatriate these funds if needed for Seaboard’s operations in the U.S.  However, Seaboard’s intent is to permanently reinvest these funds outside the U.S. and current plans do not demonstrate a need to repatriate them to fund Seaboard’s U.S. operations.

As of December 31, 2013, Seaboard believes its exposure to the current potential European sovereign debt problems is not material. Seaboard monitors these exposures and currently does not believe there is a significant risk.

On November 1, 2013, Seaboard’s Board of Directors authorized an additional $75.0 million for use in purchasing Seaboard’s Common Stock pursuant to Seaboard’s share repurchase program.  Seaboard used cash to repurchase 8,705, 12,937 and 5,282 shares of common stock at a total price of $23.6 million, $26.8 million and $10.0 million in

2013 Annual Report	15

SEABOARD CORPORATION

Management’s Discussion & Analysis

2013, 2012 and 2011, respectively. See Note 12 to the Consolidated Financial Statements for further discussion.

In December 2012, Seaboard declared and paid a dividend of $12.00 per share on the common stock which represented a prepayment of the annual 2013, 2014, 2015 and 2016 dividends ($3.00 per share per year).  Seaboard does not currently intend to declare any further dividends for the years 2014-2016.  Seaboard did not declare or pay any dividends in 2011.  In December 2010, Seaboard declared and prepaid the 2012 and 2011 dividends of $3.00 per share per year.

Contractual Obligations and Off-Balance Sheet Arrangements

The following table provides a summary of Seaboard’s contractual cash obligations as of December 31, 2013.

	Payments due by period
		Less than	1-3	3-5	More than
(Thousands of dollars)	Total	1 year	years	years	5 years
Vessel time and voyage-charter commitments	$232,732	$67,108	$65,081	$38,150	$62,393
Contract grower finishing agreements	52,123	11,507	20,329	17,584	2,703
Other operating lease payments	339,056	19,726	42,102	44,809	232,419
Total lease obligations	623,911	98,341	127,512	100,543	297,515
Long-term debt	92,177	11,697	22,800	22,800	34,880
Other long-term liabilities	74,888	5,756	9,348	15,045	44,739
Short-term notes payable	67,699	67,699	-	-	-
Interest payments	10,239	2,787	4,295	1,218	1,939
Other purchase commitments	1,261,880	959,829	226,646	75,302	103
Total contractual cash obligations and commitments	$2,130,794	$1,146,109	$390,601	$214,908	$379,176

The Marine segment enters into contracts to time-charter vessels for use in its operations. To support the operations of the Pork segment, Seaboard has contract grower finishing agreements in place with farmers to raise a portion of Seaboard’s hogs. Seaboard has entered into grain and feed ingredient purchase contracts to support the live hog operations of the Pork segment, and has contracted for the purchase of additional hogs from third parties. The Commodity Trading and Milling segment enters into commodity purchase contracts and ocean freight contracts, primarily to support sales commitments. Seaboard also leases various facilities and equipment under non-cancelable operating lease agreements. Seaboard guarantees to third parties were not material as of December 31, 2013. See Note 11 to the Consolidated Financial Statements for a further discussion and for a more detailed listing of other purchase commitments.

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

Interest payments in the table above include the net payments for interest rate exchange agreements based on the fixed amounts paid and the variable amount received, which is estimated using the projected yield as of December 31, 2013.  Interest payments also include the expected cash payments for interest on fixed rate long-term debt.

RESULTS OF OPERATIONS

Net sales for the years ended December 31, 2013, 2012 and 2011 were $6,670.4 million, $6,189.1 million and $5,746.9 million, respectively. The increase in net sales for 2013 compared to 2012 primarily reflected higher sales for commodity trading from increased volumes to third parties and, to a lesser extent, increased sale prices as discussed below. The increase in net sales for 2012 compared to 2011 primarily reflected higher sales for commodity trading and increased sales volume from the start-up of the new power generating facility in March 2012.  Partially offsetting the increase was lower domestic sales prices for pork products sold.

16	2013 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

Operating income for the years ended December 31, 2013, 2012 and 2011 were $204.9 million, $309.7 million and $407.2 million, respectively. The decrease for 2013 compared to 2012 primarily reflected increased operating costs and lower cargo rates for the Marine segment, lower sale prices and increased production costs for the sugar segment, and lower margins on wheat sales to a non-consolidated affiliate in Africa and, to a lesser extent, to third parties for the Commodity Trading and Milling segment.  Partially offsetting the decrease was higher biodiesel margins primarily from increased government payments, as discussed below, for the Pork segment.  The decrease for 2012 compared to 2011 primarily reflects lower domestic sales prices for pork products sold and, to a lesser extent, higher feed costs and a one-time gain on sale of power generating facilities of $52.9 million recognized in 2011.  Partially offsetting the decrease was higher operating income from the start-up of the new power generating facility in March 2012 and lower costs along with higher rates for the Marine segment.

Pork Segment

(Dollars in millions)	2013	2012	2011
Net sales	$1,713.1	$1,638.4	$1,744.6
Operating income	$147.7	$122.6	$259.3

Net sales for the Pork segment increased $74.7 million for the year ended December 31, 2013 compared to 2012.  The increase primarily reflected higher prices for pork products sold in the domestic market and increased payments received from the U.S. government for biodiesel production in 2013 compared to 2012.  Partially offsetting the increase were lower sales volume of pork products in the domestic market and lower prices for biodiesel sold in 2013 compared to 2012.  U.S. Government payments included a one-time credit of $11.3 million recorded as revenues in the first quarter of 2013 related to the Tax Act, which renewed and extended the Federal blender’s credit that Seaboard is entitled to receive for biodiesel it blends.  See Note 13 to the Consolidated Financial Statements for further discussion of the Federal blender’s credit.

Operating income increased $25.1 million for the year ended December 31, 2013 compared to 2012.  The increase was the result of higher biodiesel margins primarily from increased government payments, including the one-time credit of $11.3 million, discussed above.  Higher prices for pork products were offset by increased costs, principally for hogs internally grown and, to a lesser extent, for third party hogs.  However, higher feed costs were offset by positive changes from using the LIFO method for determining certain inventory costs.

Management is unable to predict future market prices for pork products and biodiesel, the cost of feed or the impact to Seaboard from the porcine epidemic diarrhea virus currently being experienced by the pork industry.  In addition, the Federal blender’s credit expired December 31, 2013 and recently proposed Federal regulations, if approved, decrease U.S. government mandates to use biofuels in 2014.  However, management anticipates positive operating income for this segment in 2014.

Net sales for the Pork segment decreased $106.2 million for the year ended December 31, 2012 compared to 2011.  The decrease primarily reflected lower domestic sales prices for pork products and, to a lesser extent, lower export sales volume for pork products sold.

Operating income decreased $136.7 million for the year ended December 31, 2012 compared to 2011.  The decrease was primarily a result of lower prices for domestic pork products sold as noted above and, to a lesser extent, higher feed costs.  Partially offsetting the decrease was a $5.6 million impairment charge incurred during the third quarter of 2011 related to the ham boning plant in Mexico, which resulted in a decrease in operating income for 2011.  See Note 13 to the Consolidated Financial Statements for further discussion of the impairment charge.

Commodity Trading and Milling Segment

(Dollars in millions)	2013	2012	2011
Net sales	$3,501.5	$3,023.5	$2,689.8
Operating income as reported	$38.3	$71.9	$43.2
Mark-to-market adjustments	3.7	0.9	(16.6)
Operating income excluding mark-to-market adjustments	$42.0	$72.8	$26.6
Income (loss) from affiliates	$(0.6)	$10.5	$13.4

Net sales for the Commodity Trading and Milling segment increased $478.0 million for the year ended December

2013 Annual Report	17

SEABOARD CORPORATION

Management’s Discussion & Analysis

31, 2013 compared to 2012.  The increase primarily reflected higher sales for commodity trading from increased volumes to third parties for wheat, soybean meal and various agricultural commodities and, to a lesser extent, increased sale prices for soybean meal and soybeans.

Operating income decreased $33.6 million for the year ended December 31, 2013, compared to 2012.  The decrease primarily reflected certain unfavorable market conditions which resulted in lower margins on wheat sales to a non-consolidated affiliate in Africa and, to a lesser extent, to third parties.  Partially offsetting the decrease were recoveries of $5.2 million in 2013 of the inventory write-downs for customer contract performance issues recognized in prior years.  Excluding the effects of the mark-to-market adjustments for derivative contracts as discussed below, operating income decreased $30.8 million for 2013 compared to 2012.

Due to worldwide commodity price fluctuations, the uncertain political and economic conditions in the countries in which Seaboard operates and the current volatility in the commodity markets, management is unable to predict future sales and operating results for this segment. However, management anticipates positive operating income for this segment in 2014, excluding the potential effects of marking to market derivative contracts.

Had Seaboard not applied mark-to-market accounting to its derivative instruments, operating income for this segment in 2013 and 2012 would have been higher by $3.7 million and $0.9 million, respectively, and in 2011 would have been lower by $16.6 million.  While management believes its commodity futures and options and foreign exchange contracts are primarily economic hedges of its firm purchase and sales contracts or anticipated sales contracts, Seaboard does not perform the extensive record-keeping required to account for these types of transactions as hedges for accounting purposes.  Accordingly, while the changes in value of the derivative instruments were marked to market, the changes in value of the firm purchase or sales contracts were not.  As products are delivered to customers, these existing mark-to-market adjustments should be primarily offset by realized margins or losses as revenue is recognized over time and thus, these mark-to-market adjustments could reverse in fiscal 2014.  Management believes eliminating these adjustments, as noted in the table above, provides a more reasonable presentation to compare and evaluate period-to-period financial results for this segment.

Income from affiliates for the year ended December 31, 2013 decreased by $11.1 million from 2012.  The decrease was primarily the result of certain unfavorable market conditions for an affiliate in Africa.  Based on the uncertainty of local political and economic environments in the countries in which the flour and feed mills operate, management cannot predict future results.

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

Operating income increased $28.7 million for the year ended December 31, 2012, compared to 2011.  The increase primarily reflected higher margins on commodity sales to third parties and net-write-downs of $15.4 million in 2011 for certain grain inventories for customer contract performance issues.  Partially offsetting the increase was the $17.5 million fluctuation of marking to market the derivative contracts in 2012, as discussed above.  Excluding the effects of these derivative contracts, operating income increased $46.2 million for 2012 compared to 2011.

Income from affiliates for the year ended December 31, 2012 decreased by $2.9 million from 2011.  Based on the uncertainty of local political and economic environments in the countries in which the flour and feed mills operate, management cannot predict future results.

Marine Segment

(Dollars in millions)	2013	2012	2011
Net sales	$913.8	$969.6	$928.5
Operating income (loss)	$(25.8)	$26.1	$(3.9)

Net sales for the Marine segment decreased $55.8 million for the year ended December 31, 2013, compared to 2012.  The decrease was primarily the result of lower volumes in certain markets, most notably Venezuela, and, to a lesser extent, decreased cargo rates in certain markets served during 2013 compared to 2012.

Operating income decreased by $51.9 million for the year ended December 31, 2013, compared to 2012.  The decrease was primarily the result of increased trucking costs and certain terminal operating costs on a per unit

18	2013 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

shipped basis impacted by the decreased volumes and, to a lesser extent, decreased cargo rates noted above. Management cannot predict changes in future cargo volumes and cargo rates or to what extent changes in economic conditions in markets served, most notably Venezuela, will affect net sales or operating income during 2014. As a result, management currently cannot predict if this segment will be profitable in 2014.

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

Sugar Segment

(Dollars in millions)	2013	2012	2011
Net sales	$245.5	$288.3	$259.8
Operating income	$24.5	$60.2	$65.1
Income from affiliates	$0.6	$0.1	$0.4

Net sales for the Sugar segment decreased $42.8 million for the year ended December 31, 2013 compared to 2012.  The decrease primarily reflects lower sales prices for sugar and, to a lesser extent, lower volumes of sugar sold.  Sugar sales are denominated in Argentine pesos and the lower sales prices for sugar in terms of U.S. dollars were primarily the result of the exchange rate differences as the Argentine peso continued to weaken against the U.S, dollar in 2013.  Partially offsetting the decrease in net sales was increased sales volume of alcohol.  Management cannot predict sugar and alcohol prices for 2014, but management anticipates that the Argentine peso will continue to weaken against the U.S. dollar based on the devaluation of the Argentine peso in January and February of 2014, which could result in lower sales prices in terms of U.S. dollars.  Also, see Note 12 to the Consolidated Financial Statements for discussion of this devaluation’s impact on stockholders’ equity in the first quarter of 2014.

Operating income decreased $35.7 million for the year ended December 31, 2013 compared to 2012.  The decrease primarily represents lower income from sugar sales as a result of lower sale prices as noted above and, to a lesser extent, increased costs of production. Partially offsetting this decrease was higher income from alcohol sales from increased sales volume as noted above.  Management anticipates positive operating income for this segment in 2014, although lower than 2013.

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

Power Segment

(Dollars in millions)	2013	2012	2011
Net sales	$283.8	$255.4	$111.4
Operating income	$42.9	$55.0	$60.8

Net sales for the Power segment increased $28.4 million for the year ended December 31, 2013 compared to 2012.   The increase primarily reflected increased volumes from operating the new power generating facility the entire first quarter in 2013.  The new power generating facility started operating in March 2012.  Although management cannot predict future spot market rates, sales volumes for 2014 are anticipated to be fairly comparable to 2013 as long as the short-term leasing of one power generating facility continues.

Operating income decreased $12.1 million for the year ended December 31, 2013 compared to 2012. The decrease primarily reflected higher operating costs and higher fuel costs per kilowatt hour generated, partially offset by higher

2013 Annual Report	19

SEABOARD CORPORATION

Management’s Discussion & Analysis

production volumes noted above.  Management cannot predict future fuel costs or the extent that spot market rates will fluctuate compared to fuel costs.  However, management anticipates positive operating income for this segment for 2014, although lower than 2013.

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

Turkey Segment

(Dollars in millions)	2013	2012	2011
Income (loss) from affiliate	$(10.3)	$20.2	$12.7

The Turkey segment, accounted for using the equity method, represents Seaboard’s investment in Butterball.  On December 31, 2012, Butterball purchased the assets of Gusto Packing Company, Inc. (Gusto), a pork and turkey further processor located in Montgomery, Illinois.  The decrease in income from affiliate for 2013 compared to 2012 was primarily the result of higher feed costs and, to a lesser extent, various production inefficiencies experienced especially during the fourth quarter of 2013 related to the Gusto operations.  In addition, Butterball incurred additional charges in 2013 for impairment of fixed assets related to the planned sale of its Longmont, Colorado facility. Seaboard’s proportionate share represented $3.7 million recognized in loss from affiliate for 2013.  Management anticipates positive income for this segment in 2014, excluding the potential effects of marking to market commodity derivative contracts and interest rate exchange agreements.

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

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses for the year ended December 31, 2013 increased by $12.6 million over 2012 to $264.0 million.  The increase was primarily the result of increased administrative expenses and personnel costs in most segments.  As a percentage of revenues, SG&A decreased to 4.0% for 2013 compared to 4.1% for 2012.

SG&A expenses for the year ended December 31, 2012 increased by $30.7 million over 2011 to $251.4 million.  The increase was primarily the result of increased personnel costs in most segments, the consolidation of PSI on January 1, 2012 discussed above and, to a lesser extent, higher costs related to Seaboard’s deferred compensation programs (which are offset by the mark-to-market investments recorded in Other Investment Income, Net discussed below).  As a percentage of revenues, SG&A increased to 4.1% for 2012 compared to 3.8% for 2011.

Interest Expense

Interest expense totaled $11.4 million, $11.0 million and $6.9 million for the years ended December 31, 2013, 2012 and 2011, respectively. Interest expense increased for 2012 compared to 2011, which primarily reflected lower capitalized interest during 2012 compared to the same periods in 2011 related to the construction of the cogeneration plant completed in the fourth quarter of 2011 and the new power generating facility completed in March 2012.

Interest Income

Interest income totaled $17.6 million, $11.1 million and $10.0 million for the years ended December 31, 2013, 2012 and 2011, respectively.  The increase for 2013 compared to 2012 primarily reflected an increase in interest received on outstanding customer receivable balances in the Power division.

20	2013 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

Interest Income from Affiliates

Interest income from affiliates totaled $24.7 million, $20.6 million and $17.8 million for the years ended December 31, 2013, 2012 and 2011, respectively.  The increases primarily represented increased interest income from notes receivable from Butterball.

Other Investment Income, Net

Other investment income, net totaled $7.8 million, $8.5 million and $0.2 million for the years ended December 31, 2013, 2012 and 2011, respectively.  The increase for 2012 compared to 2011 primarily reflected a gain of $4.1 million in 2012 compared to a loss of $1.6 million in 2011 from the mark-to-market value of Seaboard’s investments related to the deferred compensation programs.

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

Miscellaneous, Net

Miscellaneous, net totaled $5.9 million, $(3.0) million and $(13.1) million for the years ended December 31, 2013, 2012 and 2011, respectively. Miscellaneous, net primarily reflected mark-to-market fluctuations on interest rate exchange agreements.

Income Tax Expense

The effective tax rate for 2013 was lower than 2012 primarily from tax-exempt income related to biodiesel production recognized in 2013 and a one-time tax benefit of $7.9 million recorded in 2013 related to certain 2012 income tax credits as further discussed in Note 7 to the Consolidated Financial Statements.  Excluding these tax benefits, the effective tax rate for 2013 was higher than 2012 as the mix of domestic and foreign earnings fluctuated.  See Note 7 to the Consolidated Financial Statements for further discussion of the 2013 effective tax rate.  The effective tax rate for 2012 is comparable to 2011 even though the mix of domestic and foreign earnings fluctuated.  This was primarily the result of lower domestic taxable earnings offset by the Power segment being taxable for the majority of 2012 compared to being non-taxable in prior years, including the gain on sale of power generating facilities in the second quarter of 2011.  Certain U.S. income tax provisions expired on December 31, 2013.  Seaboard’s effective tax rate could increase in 2014 compared to 2013 related to domestic earnings if the expired U.S. income tax provisions are not retroactively extended.

OTHER FINANCIAL INFORMATION

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

Allowance for Doubtful Accounts – Seaboard primarily uses a specific identification approach, in management’s best judgment, to evaluate the adequacy of this reserve for estimated uncollectible receivables as of the consolidated balance sheet date. Changes in estimates, developing trends and other new information can have a material effect on future evaluations. Furthermore, Seaboard’s total current receivables are heavily weighted toward foreign receivables ($482.3 million or 80.0% at December 31, 2013), including foreign receivables due from affiliates

2013 Annual Report	21

SEABOARD CORPORATION

Management’s Discussion & Analysis

($141.5 million at December 31, 2013), which generally represent more of a collection risk than its domestic receivables.  Receivables due from affiliates are generally associated with entities located in foreign countries considered lesser developed than the U.S., which can experience conditions causing sudden changes to their ability to repay such receivables on a timely basis or in full.  Future collections of receivables or lack thereof could result in a material charge or credit to earnings depending on the ultimate resolution of each individual customer past due receivable.  Bad debt expense for the years ended December 31, 2013, 2012 and 2011 was $3.4 million, $3.1 million and $4.4 million, respectively.

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

Impairment of Long-Lived Assets – At each balance sheet date, long-lived assets, primarily property, plant and equipment, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Some of the key assumptions utilized in determining future projected cash flows include estimated growth rates, expected future sales prices and estimated costs. In some cases, judgment is also required in assigning probability weighting to the various future cash flow scenarios. The probability weighting percentages used and the various future projected cash flow models prepared by management are based on facts and circumstances existing at the time of preparation and management’s best estimates and judgment of future operating results. Seaboard cannot predict the occurrence of certain future events that might adversely affect the reported value of long-lived assets, which include, but are not limited to, a change in the business climate, government incentives, a negative change in relationships with significant customers, and changes to strategic decisions made in response to economic and competitive conditions. Changes in these facts, circumstances and management’s estimates and judgment could result in an impairment of fixed assets resulting in a material charge to earnings.  See Note 13 to the Consolidated Financial Statements for further discussion on the Pork Segment and its $5.6 million impairment charge recorded in cost of sales in 2011 related to its ham-boning and processing plant in Mexico.

Goodwill and Other Intangible Assets – Goodwill and other indefinite-lived intangible assets, not subject to amortization, are evaluated annually for impairment at the quarter end closest to the anniversary date of the acquisition, or more frequently if circumstances indicate that impairment is possible.  In performing its annual evaluation, management first performs a qualitative assessment to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying value.  If management cannot reasonably conclude it is more likely that fair value exceeds carrying value, then a two-step quantitative test for impairment is performed for the reporting unit.  Otherwise, Seaboard concludes that no impairment is indicated and does not perform the two-step test.   The qualitative assessment requires management to make judgments in identifying the key drivers used in the fair value measurement for each indefinite-lived intangible asset.  Management then has to assess the current potential impact of the factors identified on the fair value and consider any events that impact the carrying amount of the asset. In those situations where it is determined to perform a two-step quantitative test for impairment, management then has to make judgments in determining what assumptions to use in estimating fair value. One of the methods used by Seaboard to determine fair value is the income approach using discounted future projected cash flows. Some of the key assumptions utilized in determining future projected cash flows include estimated growth rates, expected future sales prices and costs, and future capital expenditures requirements. In some cases, judgment is also required in assigning probability weighting to the various future cash flow scenarios. The probability weighting percentages used and the various future projected cash flow models prepared by management are based

22	2013 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

on facts and circumstances existing at the time of preparation and management’s best estimates and judgment of future operating results. Seaboard cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and indefinite-lived intangible assets that may include, but are not limited to, a change in the business climate, a negative change in relationships with significant customers and changes to strategic decisions, including decisions to expand made in response to economic and competitive conditions. Changes in these facts, circumstances and management’s estimates and judgment could result in an impairment of goodwill and/or other intangible assets resulting in a material charge to earnings. At December 31, 2013, Seaboard had goodwill of $43.2 million and other intangible assets not subject to amortization of $17.0 million.

Income Taxes – Income taxes are determined by management based on current tax regulations in the various worldwide taxing jurisdictions in which Seaboard conducts its business. In various situations, accruals have been made for estimates of the tax effects for certain transactions, business structures, the estimated reversal of timing differences and future projected profitability of Seaboard’s various business units based on management’s interpretation of existing facts, circumstances and tax regulations. Should new evidence come to management’s attention which could alter previous conclusions or if taxing authorities disagree with the positions taken by Seaboard, the change in estimate could result in a material adverse or favorable impact on the financial statements. As of December 31, 2013, Seaboard has deferred tax assets of $95.8 million, net of the valuation allowance of $17.9 million, and deferred tax liabilities of $145.7 million. For the years ended December 31, 2013, 2012 and 2011, income tax expense included $35.0 million, $(22.4) million and $(1.9) million, respectively, for deferred taxes to federal, foreign, state and local taxing jurisdictions.

Accrued Pension Liability – The measurement of Seaboard’s pension liability and related expense is dependent on a variety of assumptions and estimates regarding future events. These assumptions include discount rates, assumed rate of return on plan assets, compensation increases, turnover rates, mortality rates and retirement rates. The discount rate and return on plan assets are important elements of liability and expense measurement, and are reviewed on an annual basis. The effect of decreasing both the discount rate and assumed rate of return on plan assets by 50 basis points would be an increase in pension expense of approximately $2.1 million per year. The effects of actual results differing from the assumptions (i.e. gains or losses) are primarily accumulated in accrued pension liability and amortized over future periods if it exceeds the 10 percent corridor and, therefore, could affect Seaboard’s recognized pension expense in such future periods, as permitted under U.S. GAAP.  Accordingly, accumulated gains or losses in excess of the 10 percent corridor are amortized over the average future service of active participants. See Note 10 to the Consolidated Financial Statements for further discussion of management’s assumptions.

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

Changes in commodity prices affect the cost of necessary raw materials and other inventories, finished product sales and firm sales commitments. Seaboard uses various grain, oilseed and other commodity futures and options purchase contracts to manage certain risks of increasing prices of raw materials and firm sales commitments or anticipated sales contracts.  Short sales contracts are then used to offset the open purchase derivatives when the related commodity inventory is purchased in advance of the derivative maturity, effectively offsetting the initial futures or option purchase contract. From time to time, hog futures are used to manage risks of increasing prices of live hogs acquired for processing, and hog futures are used to manage risks of fluctuating prices of pork product inventories and related future sales.  From time to time, Seaboard may enter into short positions in energy related resources (i.e., heating oil, crude oil, etc.) to manage certain exposures related to bio-energy margins. Inventories that are sensitive to changes in commodity prices, including carrying amounts at December 31, 2013 and 2012, are presented in Note 3 to the Consolidated Financial Statements. Raw material requirements, finished product sales and firm sales commitments are also sensitive to changes in commodity prices.

Because changes in foreign currency exchange rates affect the cash paid or received on foreign currency denominated receivables and payables, Seaboard manages certain of these risks through the use of foreign currency

2013 Annual Report	23

SEABOARD CORPORATION

Management’s Discussion & Analysis

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

The following table presents the sensitivity of the fair value of Seaboard’s open net commodity future and option contracts, foreign currency contracts and interest rate exchange agreements to a hypothetical 10 percent change in market prices or in foreign exchange rates and interest rates as of December 31, 2013 and December 31, 2012. For all open derivatives, the fair value of such positions is a summation of the fair values calculated for each item by valuing each net position at quoted market prices as of the applicable date.

(Thousands of dollars)	December 31, 2013	December 31, 2012
Grains and oilseeds	$ 14,281	$ 8,296
Hogs	3,275	1,955
Sugar	994	639
Vegetable oils	453	-
Dry dairy products	102	22
Energy related resources	-	165
Foreign currencies	19,629	28,457
Interest rates	830	892

The table below provides information about Seaboard’s non-trading financial instruments sensitive to changes in interest rates at December 31, 2013.  For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.  At December 31, 2013 and 2012, long-term debt included foreign subsidiary obligations payable in U.S. dollars of $91.2 million and $102.6 million, respectively.  Short-term instruments, including short-term investments, non-trade receivables and current notes payable have carrying values that approximate market and are not included in this table due to their short-term nature.

(Thousands of dollars)	2014	2015	2016	2017	2018	Thereafter	Total
Long-term debt:
Fixed rate	$11,697	$11,400	$11,400	$11,400	$11,400	$34,880	$ 92,177
Average interest rate	5.50%	5.34%	5.34%	5.34%	5.34%	5.56%	5.44%

Non-trading financial instruments sensitive to changes in interest rates at December 31, 2012 consisted of fixed rate long-term debt totaling $104.0 million, with an average interest rate of 5.48 percent and variable rate long-term debt totaling $42.0 million, with an average interest rate of 1.50 percent. Weighted average variable rates were based on rates in place at December 31, 2012.

24	2013 Annual Report

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

Management’s Report on Internal Control Over Financial Reporting

The management of Seaboard Corporation and its consolidated subsidiaries (Seaboard) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision, and with the participation of management and its Internal Audit Department, Seaboard conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under the framework in Internal Control - Integrated Framework (1992), management concluded that Seaboard’s internal control over financial reporting was effective as of December 31, 2013.

Seaboard’s independent registered public accounting firm, that audited the consolidated financial statements included in the annual report, has issued an audit report on the effectiveness of Seaboard’s internal control over financial reporting.  Their report is included herein.

2013 Annual Report	25

SEABOARD CORPORATION

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Seaboard Corporation:

We have audited the accompanying consolidated balance sheets of Seaboard Corporation and subsidiaries (the Company) as of December 31, 2013 and 2012 and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Corporation and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Seaboard Corporation’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Kansas City, Missouri
February 26, 2014

26	2013 Annual Report

SEABOARD CORPORATION

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Seaboard Corporation:

We have audited Seaboard Corporation’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Seaboard Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Seaboard Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Seaboard Corporation and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013, and our report dated February 26, 2014 expressed an unqualified opinion on those consolidated financial statements.

Kansas City, Missouri
February 26, 2014

2013 Annual Report	27

SEABOARD CORPORATION

Consolidated Statements of Comprehensive Income

	Years ended December 31,
(Thousands of dollars except per share amounts)		2013		2012		2011
Net sales:
Products (includes sales to affiliates of $744,965, $747,064 and $808,834)		$5,431,402		$4,916,322		$4,666,172
Service revenues		952,596		1,015,481		969,339
Other		286,416		257,330		111,391
Total net sales		6,670,414		6,189,133		5,746,902
Cost of sales and operating expenses:
Products		5,089,959		4,536,582		4,196,360
Services		877,848		896,062		879,199
Gain on sale of power generating facilities		-		-		(52,923)
Other		233,758		195,431		96,383
Total cost of sales and operating expenses		6,201,565		5,628,075		5,119,019
Gross income		468,849		561,058		627,883
Selling, general and administrative expenses		263,985		251,397		220,679
Operating income		204,864		309,661		407,204
Other income (expense):
Interest expense		(11,422)		(11,049)		(6,868)
Interest income		17,580		11,050		10,004
Interest income from affiliates		24,695		20,570		17,826
Income (loss) from affiliates		(10,292)		30,707		26,621
Other investment income, net		7,846		8,461		249
Foreign currency gains, net		77		352		651
Miscellaneous, net		5,867		(2,974)		(13,079)
Total other income, net		34,351		57,117		35,404
Earnings before income taxes		239,215		366,778		442,608
Income tax expense		(32,450)		(84,190)		(99,051)
Net earnings		$206,765		$282,588		$343,557
Less: Net loss (income) attributable to noncontrolling interests		(1,529)		(277)		2,290
Net earnings attributable to Seaboard		$205,236		$282,311		$345,847

Earnings per common share	$171.92		$234.54		$284.66

Other comprehensive income (loss), net of income tax benefit (expense) of $(10,318), $9,197 and $12,604:
Foreign currency translation adjustment		(45,956)		(15,788)		(12,389)
Unrealized gain (loss) on investments		(1,751)		2,543		(756)
Unrealized loss on cash flow hedges		-		(113)		-
Unrecognized pension cost		37,454		(2,121)		(19,013)
Other comprehensive loss, net of tax		$(10,253)		$(15,479)		$(32,158)
Comprehensive income		196,512		267,109		311,399
Less: Comprehensive loss (income) attributable to the noncontrolling interest		(1,561)		(279)		2,351
Comprehensive income attributable to Seaboard		$194,951		$266,830		$313,750

Average number of shares outstanding		1,193,801		1,203,698		1,214,934

See accompanying notes to consolidated financial statements.

28	2013 Annual Report

SEABOARD CORPORATION

Consolidated Balance Sheets

	December 31,
(Thousands of dollars except per share amounts)	2013	2012
Assets
Current assets:
Cash and cash equivalents	$55,055	$47,651
Short-term investments	290,649	313,379
Receivables:
Trade	419,598	367,321
Due from affiliates	145,041	124,006
Other	99,597	42,696
	664,236	534,023
Allowance for doubtful accounts	(12,832)	(12,131)
Net receivables	651,404	521,892
Inventories	698,998	756,864
Deferred income taxes	23,449	24,586
Other current assets	134,394	118,391
Total current assets	1,853,949	1,782,763
Net property, plant and equipment	863,573	843,879
Investments in and advances to affiliates	406,900	410,542
Notes receivable from affiliates	180,386	202,931
Goodwill	43,218	43,218
Other intangible assets, net	18,997	19,843
Other assets	51,025	44,605
Total Assets	$3,418,048	$3,347,781
Liabilities and Stockholders’ Equity
Current liabilities:
Notes payable to banks	$67,699	$28,786
Current maturities of long-term debt	11,697	25,138
Accounts payable	175,916	205,122
Accrued compensation and benefits	127,212	127,141
Accrued voyage costs	49,621	47,674
Deferred revenue	43,953	53,811
Payables due to affiliates	24,326	11,919
Deferred revenue from affiliates	2,239	24,131
Accrued commodity inventory	29,248	46,509
Other accrued liabilities	83,416	106,344
Total current liabilities	615,327	676,575
Long-term debt, less current maturities	80,480	120,825
Accrued pension liability	80,918	127,837
Deferred income taxes	73,336	33,929
Other liabilities and deferred credits	88,017	80,426
Total non-current liabilities	322,751	363,017
Commitments and contingent liabilities
Stockholders’ equity:
Common stock of $1 par value. Authorized 1,250,000 shares; issued and outstanding 1,188,955 and 1,197,660 shares	1,189	1,198
Accumulated other comprehensive loss	(181,797)	(171,544)
Retained earnings	2,655,857	2,474,896
Total Seaboard stockholders’ equity	2,475,249	2,304,550
Noncontrolling interests	4,721	3,639
Total equity	2,479,970	2,308,189
Total Liabilities and Stockholders’ Equity	$3,418,048	$3,347,781

See accompanying notes to consolidated financial statements.

2013 Annual Report	29

SEABOARD CORPORATION

Consolidated Statements of Cash Flows

	Years ended December 31,
(Thousands of dollars)	2013	2012	2011
Cash flows from operating activities:
Net earnings	$206,765	$282,588	$343,557
Adjustments to reconcile net earnings to cash from operating activities:
Depreciation and amortization	93,077	90,216	81,223
Gain on sale of power generating facilities	-	-	(52,923)
Gain from sale of fixed assets	(4,433)	(8,710)	(1,566)
Fixed asset impairment charge	-	-	5,600
Deferred income taxes	30,233	(24,560)	(1,558)
Pay-in-kind interest and accretion on notes receivable from affiliates	(13,642)	(11,936)	(10,584)
Loss (income) from affiliates	10,292	(30,707)	(26,621)
Dividends received from affiliates	11,340	785	1,813
Other investment income, net	(7,846)	(8,461)	(249)
Foreign currency exchange gain	(222)	(244)	(336)
Other	1,585	3,614	829
Changes in assets and liabilities, net of business acquired:
Receivables, net of allowance	(154,036)	(66,583)	(88,434)
Inventories	35,600	(64,943)	(118,731)
Other current assets	(12,642)	(18,167)	85,856
Current liabilities, exclusive of debt	(73,210)	93,246	(36,875)
Other, net	2,137	25,565	38,995
Net cash from operating activities	124,998	261,703	219,996
Cash flows from investing activities:
Purchase of short-term investments	(611,737)	(773,111)	(233,431)
Proceeds from the sale of short-term investments	625,414	755,141	220,823
Proceeds from the maturity of short-term investments	5,612	36,693	19,255
Short-term note receivable issued to affiliate, net	-	-	(30,096)
Principal payments received on notes receivable	18,079	-	-
Capital expenditures	(149,652)	(158,755)	(183,748)
Proceeds from the sale of fixed assets	14,538	15,906	4,882
Proceeds from the sale of power generating facilities	-	-	59,603
Advance payment on capital lease	-	-	(8,493)
Investments in and advances to affiliates, net	(39,485)	(24,927)	(18,533)
Long-term notes receivable issued to affiliate	(17,531)	(81,231)	(13,037)
Principal payments received on long-term notes receivable from affiliates	81,397	1,139	2,827
Purchase of long-term investments	(4,357)	(9,789)	(4,696)
Acquisition of business, net of cash acquired	-	(3,186)	-
Other, net	(291)	849	1,394
Net cash from investing activities	(78,013)	(241,271)	(183,250)
Cash flows from financing activities:
Notes payable to banks, net	41,092	12,592	(62,510)
Proceeds from the issuance of long-term debt	-	32,682	64,967
Principal payments of long-term debt	(53,756)	(43,947)	(1,476)
Repurchase of common stock	(23,578)	(26,830)	(9,971)
Dividends paid	-	(14,376)	-
Partial purchase of noncontrolling interest in a consolidated subsidiary	(515)	(3,045)	-
Dividends paid to noncontrolling interests	(225)	(36)	(148)
Other, net	(676)	492	452
Net cash from financing activities	(37,658)	(42,468)	(8,686)
Effect of exchange rate change on cash	(1,923)	(1,823)	2,326
Net change in cash and cash equivalents	7,404	(23,859)	30,386
Cash and cash equivalents at beginning of year	47,651	71,510	41,124
Cash and cash equivalents at end of year	$55,055	$47,651	$71,510

See accompanying notes to consolidated financial statements.

30	2013 Annual Report

SEABOARD CORPORATION

Consolidated Statements of Changes in Equity

		Accumulated
		Other
	Common	Comprehensive	Retained	Noncontrolling
(Thousands of dollars except per share amounts)	Stock	Loss	Earnings	Interests	Total
Balances, January 1, 2011	1,216	(123,907)	1,897,897	3,043	1,778,249
Comprehensive income:
Net earnings			345,847	(2,290)	343,557
Other comprehensive loss, net of tax		(32,158)		(61)	(32,219)
Repurchase of common stock	(5)		(9,966)		(9,971)
Dividends paid to noncontrolling interests				(149)	(149)
Balances, December 31, 2011	1,211	(156,065)	2,233,778	543	2,079,467
Comprehensive income:
Net earnings			282,311	277	282,588
Other comprehensive loss, net of tax		(15,479)		2	(15,477)
Repurchase of common stock	(13)		(26,817)		(26,830)
Dividends on common stock			(14,376)		(14,376)
Addition of noncontrolling interests				2,853	2,853
Dividends paid to noncontrolling interests				(36)	(36)
Balances, December 31, 2012	$1,198	$(171,544)	$2,474,896	$3,639	$2,308,189
Comprehensive income:
Net earnings			205,236	1,529	206,765
Other comprehensive loss, net of tax		(10,253)		32	(10,221)
Repurchase of common stock	(9)		(23,569)		(23,578)
Reduction to noncontrolling interests			(706)	(254)	(960)
Dividends paid to noncontrolling interests				(225)	(225)
Balances, December 31, 2013	$1,189	$(181,797)	$2,655,857	$4,721	$2,479,970

See accompanying notes to consolidated financial statements.

2013 Annual Report	31

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 1

Summary of Significant Accounting Policies

Operations of Seaboard Corporation and its Subsidiaries

Seaboard Corporation and its subsidiaries (Seaboard) is a diverse global agribusiness and transportation company. In the United States, Seaboard is primarily engaged in pork production and processing and ocean transportation. Overseas, Seaboard is primarily engaged in commodity merchandising, grain processing, sugar production, and electric power generation.  Seaboard also has an interest in turkey operations in the United States. Seaboard Flour LLC and SFC Preferred LLC (Parent Companies) are the owners of 75.2 percent of Seaboard’s outstanding common stock.

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

Short-Term Investments

Short-term investments are retained for future use in the business and may include money market funds, corporate bonds, U.S. government obligations, mutual funds, mortgage-backed and high yield debt securities and, on a limited basis, domestic equity securities and foreign government bonds. Investments held by Seaboard that are categorized as available-for-sale are reported at their estimated fair value with any related unrealized gains and losses reported net of tax, as a component of accumulated other comprehensive income (loss).  Investments held by Seaboard that are categorized as trading securities are reported at their estimated fair value with any unrealized gains and losses included in other investment income, net on the Consolidated Statements of Comprehensive Income. Debt securities that are categorized as held to maturity are recorded at amortized cost, which is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Gains and losses on sale of investments are generally based on the specific identification method.

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

32	2013 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Notes Receivable from Affiliates

Seaboard monitors the credit quality of notes receivable from its affiliates by obtaining and reviewing financial information for these affiliates on a monthly basis and by having Seaboard representatives serve on the Board of Directors of these affiliates.

Goodwill and Other Intangible Assets

Goodwill and other indefinite-lived intangible assets are assessed annually for impairment by each reporting unit at the quarter end closest to the anniversary date of the acquisition, or more frequently if circumstances indicate that impairment is likely. Separable intangible assets with finite lives are amortized over their estimated useful lives. Any one event or a combination of events such as change in the business climate, a negative change in relationships with significant customers and changes to strategic decisions, including decisions to expand made in response to economic or competitive conditions could require an interim assessment prior to the next required annual assessment.  Based on the annual assessments conducted by each reporting unit during 2013, there were no impairment charges recorded for the year ended December 31, 2013.

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

Deferred Grants

Included in other liabilities at December 31, 2013 and 2012 was $4,831,000 and $5,231,000, respectively, of deferred grants. The deferred grants represent economic development funds contributed by government entities that were limited to construction of a pork processing facility in Guymon, Oklahoma. Deferred grants are being amortized as a reduction of depreciation expense over the life of the assets acquired with the funds.

Asset Retirement Obligation

Seaboard has recorded long-lived assets and a related liability for the asset retirement obligation costs associated with the closure of the hog lagoons it is legally obligated to close in the future should Seaboard cease operations or plan to close such lagoons voluntarily in accordance with a changed operating plan. Based on detailed assessments and appraisals obtained to estimate the future retirement costs, Seaboard has determined and recorded the present value of the projected costs in non-current other liabilities on the Consolidated Balance Sheets, with the retirement asset depreciated over the economic life of the related asset. The following table shows the changes in the asset retirement obligation during 2013 and 2012:

Years ended December 31,
(Thousands of dollars)	2013	2012
Beginning balance	$ 14,315	$ 13,109
Accretion expense	1,177	1,090
Liability for additional lagoons placed in service	86	116
Ending balance	$ 15,578	$ 14,315

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. However, in the future, as these timing differences reverse, a lower statutory tax rate may apply pursuant to the provisions for domestic manufacturers of the American Jobs Creation Act of 2004.  In accordance with U.S. generally accepted accounting principles (GAAP), Seaboard will recognize the benefit or cost of this change in the future.

Revenue Recognition

As a result of a marketing agreement with Triumph Foods LLC (Triumph), Seaboard’s sales prices for its pork products included in product revenues are primarily based on a margin sharing arrangement that considers the

2013 Annual Report	33

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

average sales price and mix of products sold from both Seaboard’s and Triumph’s hog processing plants. Seaboard earns a fee for marketing the pork products of Triumph, and recognizes this fee as service revenue primarily based on the number of head processed by Triumph. Revenues for the commodity trading business are recognized when the commodity is delivered to the customer, collection is reasonably assured and the sales price is fixed or determinable. Revenues for cargo services are recognized ratably over the transit time for each voyage, with expenses associated with cargo services recognized as incurred. Revenues for all other commercial exchanges are recognized at the time products are shipped or delivered in accordance with shipping terms or services rendered, the customer takes ownership and assumes risk of loss, collection is reasonably assured and the sales price is fixed or determinable.

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

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, management considers all demand deposits and overnight investments as cash equivalents. The following table shows the amounts paid for interest and income taxes:

	Years ended December 31,
(Thousands of dollars)	2013	2012	2011
Interest (net of amounts capitalized)	$ 11,119	$ 11,674	$ 6,786
Income taxes (net of refunds)	59,899	69,760	126,730

Included in property, plant and equipment is capitalized interest in the amount of $221,000, $1,125,000 and $6,723,000 for 2013, 2012 and 2011, respectively.

Supplemental Non-Cash Transactions

As discussed in Note 4, as of December 31, 2013 and 2012, Seaboard has notes receivable from affiliates which accrue pay-in-kind interest income.  Non-cash, pay-in-kind interest income and accretion of discount recognized on these notes receivable for the years ended December 31, 2013, 2012 and 2011 was $13,642,000, $11,936,000 and $10,584,000, respectively.

During the third quarter of 2013, Seaboard finalized the details of its investment in and long-term loan to a bakery business in the Democratic Republic of Congo in which Seaboard has a 50% non-controlling interest, resulting in decreasing investments in and advances to affiliates and increasing long-term notes receivable from affiliates by $26,290,000 for amounts previously advanced prior to 2013. See Note 4 for further discussion.

As discussed in Note 4, effective January 1, 2012, Seaboard began consolidation accounting and discontinued the equity method of accounting for their investment in PS International, LLC (PSI) with Seaboard’s ownership interest increasing from 50% to 70%. On December 31, 2012, Seaboard further increased its ownership from 70% to 85%.  Total cash paid during 2012 for these two transactions, net of cash acquired was $3,186,000 and $3,045,000, respectively, and increased working capital by $14,209,000, fixed assets by $163,000, goodwill by $2,590,000, intangible assets by $1,441,000, other long-term assets by $96,000, non-controlling interest by $2,853,000 and decreased investment in and advances to affiliates by $9,415,000. A final payment of $515,000 was made in 2013, which increased intangible assets.

Foreign Currency Transactions and Translation

Seaboard has operations in and transactions with customers in a number of foreign countries. The currencies of the countries fluctuate in relation to the U.S. dollar. Certain of the major contracts and transactions, however, are

34	2013 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

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

Seaboard’s Sugar segment, two consolidated subsidiaries (Commodity Trading and Milling segment businesses in Canada and Zambia) and nine non-controlled, non-consolidated affiliates (Commodity Trading and Milling segment businesses in Australia, Brazil, Colombia, Guyana, Kenya, Lesotho, South Africa and Zambia), use local currency as their functional currency. Assets and liabilities of these subsidiaries are translated to U.S. dollars at year-end exchange rates, and income and expense items are translated at average rates. Translation gains and losses are recorded as components of other comprehensive loss. For these entities, U.S. dollar denominated net asset or liability conversions to the local currency are recorded through income.

Derivative Instruments and Hedging Activities

Seaboard recognizes all derivatives as either assets or liabilities at their fair values. Accounting for changes in the fair value of a derivative depends on its designation and effectiveness. Derivatives qualify for treatment as hedges for accounting purposes when there is a high correlation between the change in fair value of the instrument and the related change in value of the underlying commitment. Additionally, in order to designate a derivative financial instrument as a hedge for accounting purposes, extensive record keeping is required. For derivatives that qualify as hedges for accounting purposes, the change in fair value has no net impact on earnings, to the extent the derivative is considered effective, until the hedged transaction affects earnings. For derivatives that are not designated as hedging instruments for accounting purposes, or for the ineffective portion of a hedging instrument, the change in fair value does affect current period net earnings.

Seaboard uses various derivative instruments to manage various types of market risks from its day-to-day operations, primarily including commodity futures and option contracts and foreign currency exchange agreements, and from time to time, interest rate exchange agreements. While management believes each of these instruments primarily are entered into in order to effectively manage various market risks, as of December 31, 2013, none of the derivatives are designated and accounted for as hedges, primarily as a result of the extensive record-keeping requirements. Seaboard also enters into speculative derivative transactions not directly related to its raw material requirements.

Note 2

Investments

All of Seaboard’s available-for-sale and trading securities are classified as current assets, as they are readily available to support Seaboard’s current operating needs.  At December 31, 2013 and 2012, amortized cost and estimated fair market value were not materially different for these investments. At December 31, 2013 and 2012, money market funds included $16,144,000 and $2,441,000 denominated in Canadian dollars, respectively, and $11,715,000 and $6,437,000 denominated in Euros, respectively.

The following is a summary of the amortized cost and estimated fair value of short-term investments for both available for sale and trading securities at December 31, 2013 and 2012:

2013 Annual Report	35

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

	2013		2012
	Amortized	Fair	Amortized	Fair
(Thousands of dollars)	Cost	Value	Cost	Value
Money market funds	$ 88,430	$ 88,430	$ 126,537	$ 126,537
Corporate bonds	69,591	70,258	67,275	69,214
U.S. Government agency securities	27,299	27,147	23,647	23,775
Emerging markets debt mutual fund	17,693	16,941	17,693	18,734
Asset backed debt securities	8,446	8,477	12,180	12,238
Collateralized mortgage obligations	7,597	7,600	15,059	15,162
U.S. Treasury securities	5,258	5,223	17,165	17,169
Total available-for-sale short-term investments	224,314	224,076	279,556	282,829
High yield trading debt securities	49,352	50,428	21,839	23,406
Money market funds held in trading accounts	11,033	11,033	-	-
Emerging markets trading debt mutual fund	3,202	2,858	3,046	3,237
Emerging markets trading debt securities	1,300	1,336	2,361	2,600
Other trading investments	841	918	1,262	1,307
Total short-term investments	$ 290,042	$ 290,649	$ 308,064	$ 313,379

The following table summarizes the estimated fair value of fixed rate securities designated as available-for-sale, classified by the contractual maturity date of the security as of December 31, 2013:

(Thousands of dollars)	2013
Due within one year	$ 4,605
Due after one year through three years	37,111
Due after three years	58,768
Total fixed rate securities	$100,484

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

36	2013 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 3

Inventories

The following table is a summary of inventories at the end of each year:

	December 31,
(Thousands of dollars)	2013	2012
At lower of LIFO cost or market:
Live hogs and materials	$207,310	$258,638
Fresh pork and materials	33,485	31,495
	240,795	290,133
LIFO adjustment	(62,236)	(90,730)
Total inventories at lower of LIFO cost or market	178,559	199,403
At lower of FIFO cost or market:
Grains, oilseeds and other commodities	299,229	317,573
Sugar produced and in process	53,325	65,986
Other	74,289	73,606
Total inventories at lower of FIFO cost or market	426,843	457,165
Grain, flour and feed at lower of weighted average cost or market	93,596	100,296
Total inventories	$698,998	$756,864

The use of the LIFO method increased 2013 net earnings by $17,381,000 ($14.56 per common share) and decreased 2012 and 2011 net earnings by $20,098,000 ($16.70 per common share) and $20,556,000 ($16.92 per common share), respectively. If the FIFO method had been used for certain inventories of the Pork segment, inventories would have been higher by $62,236,000 and $90,730,000 as of December 31, 2013 and 2012, respectively.

Note 4

Investments in and Advances to Affiliates and Notes Receivable from Affiliates

Seaboard’s investments in and advances to non-controlled, non-consolidated affiliates are primarily related to Butterball, LLC (Butterball), as discussed below, and Commodity Trading and Milling segment businesses conducting flour, maize and feed milling, baking operations and poultry production and processing. As of December 31, 2013, the location and percentage ownership of these affiliates excluding Butterball are as follows: Democratic Republic of Congo (50%), Gambia (50%), Kenya (35%-49%), Lesotho (50%), Nigeria (25%-48%), South Africa (49%) and Zambia (49%) in Africa; Brazil (50%), Colombia (40%-42%) and Ecuador (25%-50%) in South America, and Haiti (23%) in the Caribbean. Also, Seaboard has investments in agricultural commodity trading businesses in Australia (25%) and Peru (50%). Seaboard generally is the primary provider of choice for grains, feed and supplies purchased by these non-controlled affiliates. As Seaboard conducts its agricultural commodity trading business with third parties, consolidated subsidiaries and affiliates on an interrelated basis, cost of sales on affiliates cannot be clearly distinguished without making numerous assumptions, primarily with respect to mark-to-market accounting for commodity derivatives. In addition, Seaboard has investments in and advances to two sugar-related businesses in Argentina (46%-50%).  The equity method is used to account for all of the above investments.

Seaboard Corporation also has a 50% non-controlling voting interest in Butterball. Butterball is a vertically integrated producer, processor and marketer of branded and non-branded turkey and other products. As of December 31, 2013, Butterball had intangible assets of $111,000,000 for trade name and $73,667,000 for goodwill.  The equity method is used to account for this investment.

In connection with its initial investment in Butterball in December 2010, Seaboard provided Butterball with a $100,000,000 unsecured subordinated loan (the subordinated loan) with a seven-year maturity and interest of 15% per annum, comprised of 5% payable in cash semi-annually, plus 10% pay-in-kind interest, compounded semi-annually which accumulates and is paid at maturity.  In connection with providing the subordinated loan, Seaboard received detachable warrants, which upon exercise for a nominal price, would enable Seaboard to acquire

2013 Annual Report	37

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

an additional 5% equity interest in Butterball. Seaboard can exercise these warrants at any time before December 6, 2020. Butterball has the right to repurchase the warrants for fair market value. The warrant agreement essentially provides Seaboard with a 52.5% economic interest, as these warrants are in substance an additional equity interest. Therefore, Seaboard recorded 52.5% of Butterball’s earnings as Income from Affiliates in the Consolidated Statements of Comprehensive Income. However, all significant corporate governance matters would continue to be shared equally between Seaboard and its partner in Butterball even if the warrants are exercised, unless Seaboard already owns a majority of the voting rights at the time of exercise. The warrants qualify for equity treatment under accounting standards. Accordingly, as of December 2010, the warrants were allocated a value of $10,586,000, classified as Investments in and Advances to Affiliates on the Consolidated Balance Sheets, and the subordinated loan was allocated a discounted value of $89,414,000, classified as Notes Receivable from Affiliates on the Consolidated Balance Sheets, of the total $100,000,000 subordinated financing discussed above.  The discount on the subordinated loan is being accreted monthly in Interest Income From Affiliates through the maturity date of December 6, 2017.  Also as part of issuing the subordinated loan, Seaboard received a $2,000,000 cash fee from Butterball as consideration for providing this financing that is being amortized over the term of the subordinated loan.  At December 31, 2013 and 2012, the recorded balance of this Note Receivable from Affiliates was $126,082,000 and $112,629,000, respectively.

On December 31, 2012, Seaboard provided a loan of $81,231,000 to Butterball and was included in Notes Receivable from Affiliates.  This loan was made to fund Butterball’s purchase of assets from Gusto Packing Company, Inc., a pork and turkey further processor located in Montgomery, Illinois.  In late March 2013, Butterball renegotiated its third party financing and on March 28, 2013 repaid in full this loan from Seaboard.

During the third quarter of 2011, Seaboard provided a term loan of $13,037,000 to Butterball to pay off capital leases for certain fixed assets which originally were financed with third parties.  The effective interest rate on this term loan is approximately 12%.  Although the term loan expires on January 31, 2018, Seaboard anticipates that Butterball will pay off the term loan prior to such expiration date as Butterball is expected to sell all of the related assets and is required to remit the proceeds from such sale to Seaboard to repay the loan. As of December 31, 2013 and 2012, the balance of the term loan included in Notes Receivable from Affiliates was $8,905,000 and $9,071,000, respectively.  Also, during the third quarter of 2011, Seaboard made an additional capital contribution of $5,598,000 in Butterball to assist Butterball in its acquisition of certain live growing facilities.  Seaboard’s partner in Butterball made an equal capital contribution.

Beginning in 2010, Seaboard invested in a bakery built in the Democratic Republic of Congo for a 50% non-controlling interest in this business.  During 2013, 2012 and 2011, Seaboard invested $4,531,000, $24,814,000, and $11,397,000, respectively, in equity and long-term advances for a total investment of $50,822,000 in this business. The bakery began operations in the fourth quarter of 2012.  During 2013, Seaboard finalized details of this investment resulting in decreasing investments in and advances to affiliates and increasing long-term notes receivable from affiliates by $26,290,000 for amounts previously advanced as noted above prior to 2013.  This interest bearing long-term note receivable from this affiliate has a decreasing balance with the first payment due in June 2015 and a final maturity date of December 2020.  As of December 31, 2013, the recorded balance of this Note Receivable from Affiliates was $30,821,000.  Including this investment, as of December 31, 2013 Seaboard had a total of $74,911,000 of investments in, advances to and notes receivable from various affiliates in the Democratic Republic of Congo, which represents the single largest foreign country risk exposure for Seaboard’s equity method investments.

In 2010, Seaboard acquired a 50% non-controlling interest in an international specialty grain trading business, PSI, located in North Carolina. In the fourth quarter of 2011, Seaboard provided a line of credit to PSI to pay off a credit facility with third party banks used for working capital needs.  As of December 31, 2011, Seaboard had a due from affiliates receivable balance of $30,096,000 for amounts advanced under this line of credit.  Effective January 1, 2012, Seaboard began consolidation accounting and discontinued the equity method of accounting for this investment in PSI with Seaboard’s ownership interest increasing from 50% to 70%.  On December 31, 2012, Seaboard further increased its ownership from 70% to 85%.  Total cash paid for these two transactions in 2012, net of cash acquired was $3,186,000 and $3,045,000, respectively.  A final payment in the amount of $515,000 was made in 2013 for the December 2012 transaction upon final verification of certain balance sheet items. Pro forma results of operations are not presented, as the effects of consolidation are not material to Seaboard’s results of operations.

38	2013 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

In September 2013, Seaboard invested $17,000,000 in a flour production business in Brazil for a 50% non-controlling equity interest and provided a $13,000,000 long-term loan to this business.  Half of the interest on this long-term note receivable from affiliate is paid currently in cash and the other half accrues as pay-in-kind interest. This note receivable matures in September 2020 but can be repaid after one year with Seaboard having the option to convert the note receivable to equity after one year and the other equity holders having the option to match such conversion with a purchase of new shares to avoid dilution.  As of December 31, 2013, the recorded balance of this Note Receivable from Affiliates was $13,190,000.

Also in September 2013, Seaboard invested $7,351,000 in a flour milling business located in South Africa for a 49% non-controlling interest.  In July 2013, Seaboard acquired a 50% non-controlling interest in a flour milling business located in Gambia by making a total investment in and advances to this affiliate of $9,099,000 during 2013.

Combined condensed financial information of the non-controlled, non-consolidated affiliates for their fiscal periods ended within each of Seaboard’s years ended were as follows:

Commodity Trading and Milling Segment	December 31,
(Thousands of dollars)	2013	2012	2011
Net sales	$1,907,647	1,510,101	1,750,714
Net income	$7,857	24,686	33,058
Total assets	$1,038,978	862,992	864,802
Total liabilities	$614,623	469,265	480,328
Total equity	$424,355	393,727	384,474

Sugar Segment	December 31,
(Thousands of dollars)	2013	2012	2011
Net sales	$12,073	12,107	12,880
Net income	$1,349	194	950
Total assets	$9,271	8,865	10,743
Total liabilities	$3,158	2,839	3,851
Total equity	$6,113	6,026	6,892

Turkey Segment	December 31,
(Thousands of dollars)	2013	2012	2011
Net sales	$1,729,568	1,437,376	1,375,751
Net income (loss)	$(19,556)	38,384	24,250
Total assets	$907,004	871,945	819,618
Total liabilities	$504,581	443,291	428,361
Total equity	$402,423	428,654	391,257

At December 31, 2013, Seaboard’s carrying value of certain of these investments in affiliates in the Commodity Trading and Milling segment was $12,885,000 more than its share of the affiliate’s book value. The excess is attributable primarily to the valuation of property, plant and equipment and intangible assets. The amortizable assets are being amortized to income (loss) from affiliates over the remaining life of the assets.

2013 Annual Report	39

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 5

Net Property, Plant and Equipment

The following table is a summary of property, plant and equipment at the end of each year:

	Useful	December 31,
(Thousands of dollars)	Lives	2013	2012
Land and improvements	0-15 years	$194,237	$186,971
Buildings and improvements	30 years	395,598	384,535
Machinery and equipment	3-20 years	990,553	942,631
Vessels and vehicles	3-18 years	126,502	157,368
Office furniture and fixtures	5 years	30,102	29,972
Construction in progress		40,317	42,879
		1,777,309	1,744,356
Accumulated depreciation and amortization		(913,736)	(900,477)
Net property, plant and equipment		$863,573	$843,879

Note 6

Goodwill and Other Intangible Assets, Net

Goodwill and other intangible assets primarily relate to the 2005 acquisition of Daily’s, a bacon processor located in the western United States, and the related subsequent repurchase of a non-controlling interest of Seaboard Foods LLC in the Pork segment for total goodwill of $40,628,000 as of December 31, 2013.  As of December 31, 2013, the Commodity Trading and Milling segment had goodwill of $2,590,000 related to its investment in PSI.

The following table is a summary of other intangible assets at the end of each year:

	December 31,
(Thousands of dollars)	2013	2012
Other intangible assets subject to amortization:
Gross carrying amount customer relationships	$3,745	$9,045
Accumulated amortization customer relationships	(1,748)	(6,798)
Gross carrying amount other intangible assets	-	1,441
Accumulated amortization other intangible assets	-	(845)
Other intangible assets subject to amortization, net	1,997	2,843
Other intangible assets not subject to amortization:
Carrying amount-trade names and registered trademarks	17,000	17,000
Total other intangible assets, net	$18,997	$19,843

The amortization expense of other amortizable intangible assets for the years ended December 31, 2013, 2012 and 2011 was $1,181,000, $1,095,000 and $250,000, respectively. Amortization expense for the next five years is $250,000 each year.

Note 7

Income Taxes

Income taxes attributable to continuing operations for the years ended December 31, 2013, 2012 and 2011 differed from the amounts computed by applying the statutory U.S. Federal income tax rate of 35% to earnings before income taxes excluding non-controlling interest for the following reasons:

40	2013 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

	Years ended December 31,
(Thousands of dollars)	2013	2012	2011
Computed “expected” tax expense excluding non-controlling interest	$83,190	$128,275	$155,714
Adjustments to tax expense attributable to:
Foreign tax differences	1,808	(36,139)	(40,733)
Tax-exempt income	(33,183)	(62)	(116)
State income taxes, net of federal benefit	3,139	658	3,849
Change in valuation allowance	-	-	(754)
Federal tax credits	(21,095)	(1,693)	(5,153)
Change in pension deferred tax	(397)	(1,252)	(199)
Domestic manufacturing deduction	(1,488)	(5,643)	(8,012)
Other	476	46	(5,545)
Total income tax expense	$32,450	$84,190	$99,051

Most of Seaboard’s foreign tax differences are attributable to a significant portion of the earnings from Seaboard’s foreign operations being subject to no income tax or a tax rate which is considerably lower than the U.S. corporate tax rate.  During 2013, losses and lower earnings from certain foreign operations conducting business in these jurisdictions impacted the mix of earnings.  However, this impact was offset by tax exempt income related to biodiesel production and additional tax credits as discussed below.  The treatment as tax-exempt income was clarified by the U.S. Internal Revenue Service (IRS) in 2013 for current and prior years and thus the amount of benefit recognized in 2013 above includes $16,523,000 for related refund claims for prior years not previously treated as tax-exempt.

Earnings before income taxes consisted of the following:

	Years ended December 31,
(Thousands of dollars)	2013	2012	2011
United States	$164,285	$178,821	$300,992
Foreign	73,401	187,680	143,906
Total earnings excluding non-controlling interest	237,686	366,501	444,898
Less: net loss (income) attributable to non-controlling interest	(1,529)	(277)	2,290
Total earnings before income taxes	$239,215	$366,778	$442,608

The components of total income taxes were as follows:

	Years ended December 31,
(Thousands of dollars)	2013	2012	2011
Current:
Federal	$(33,679)	$68,928	$79,069
Foreign	28,048	31,149	15,318
State and local	3,093	6,507	6,549
Deferred:
Federal	24,698	(16,818)	(1,761)
Foreign	5,575	(935)	(232)
State and local	4,715	(4,641)	108
Income tax expense	32,450	84,190	99,051
Unrealized changes in other comprehensive income	10,318	(9,197)	(12,604)
Total income taxes	$42,768	$74,993	$86,447

2013 Annual Report	41

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

As of December 31, 2013 and 2012, Seaboard had income taxes receivable of $60,456,000 and $8,046,000, respectively, primarily related to domestic tax jurisdictions, and had income taxes payable of $2,974,000 and $14,381,000, respectively, primarily related to foreign tax jurisdictions.

Components of the net deferred income tax liability at the end of each year were as follows:

	December 31,
(Thousands of dollars)	2013	2012

Deferred income tax liabilities:
Cash basis farming adjustment	$9,983	$10,413
Depreciation	114,519	108,083
LIFO	17,212	7,012
Other	3,970	3,770

	$145,684	$129,278
Deferred income tax assets:
Reserves/accruals	$53,207	$87,836
Tax credit carry-forwards	14,933	12,813
Deferred earnings of foreign subsidiaries	24,266	17,851
Net operating and capital loss carry-forwards	17,725	11,756
Other	3,535	1,442
	113,666	131,698
Valuation allowance	17,869	11,758
Net deferred income tax liability	$49,887	$9,338

Seaboard recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. For the years ended December 31, 2013, 2012 and 2011, such interest and penalties were not material. The Company had approximately $2,120,000 and $926,000 accrued for the payment of interest and penalties on uncertain tax positions at December 31, 2013, and 2012, respectively.

As of December 31, 2013 and 2012, Seaboard had $7,301,000 and $5,053,000, respectively, in total unrecognized tax benefits all of which, if recognized, would affect the effective tax rate. Seaboard does not have any material uncertain tax positions in which it is reasonably possible that the total amounts of the unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.  The following table is a reconciliation of the beginning and ending amount of unrecognized tax benefits:

(Thousands of dollars)	2013	2012

Beginning balance at January 1	$5,053	$7,898
Additions for uncertain tax positions of prior years	2,300	929
Decreases for uncertain tax positions of prior years	(238)	(2,715)
Additions for uncertain tax positions of current year	422	1,165
Lapse of statute of limitations	(236)	(2,224)
Ending balance at December 31	$7,301	$5,053

Seaboard’s tax returns are regularly audited by federal, state and foreign tax authorities, which may result in material adjustments. Seaboard’s U.S. federal income tax years’ are closed through 2009. Seaboard’s 2010 U.S. income tax return is currently under IRS examination.  The jurisdictions that most significantly impact Seaboard’s effective tax rate are the United States, the Dominican Republic and Argentina.

As of December 31 2013, Seaboard had not provided for U.S. Federal Income and foreign withholding taxes on $1,019,122,000 of undistributed earnings from foreign operations, as Seaboard intends to reinvest such earnings

42	2013 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

indefinitely outside of the United States. Determination of the tax that might be paid on these undistributed earnings if eventually remitted is not practical.

Seaboard had a tax holiday in the Dominican Republic for the Power segment in 2012 and 2011, which resulted in tax savings of approximately $2,063,000 and $16,275,000, or $1.71 and $13.40 per diluted earnings per common share for the years ended December 31, 2012 and 2011, respectively. The tax holiday ceased on April 1, 2012.

Management believes Seaboard’s future taxable income will be sufficient for full realization of the net deferred tax assets. The valuation allowance relates to the tax benefits from foreign net operating losses. Management does not believe these benefits are more likely than not to be realized due to limitations imposed on the deduction of these losses. At December 31, 2013, Seaboard had foreign net operating loss carry-forwards of approximately $50,523,000 a portion of which expire in varying amounts between 2014 and 2019, while others have indefinite expiration periods.

At December 31, 2013, Seaboard had state tax credit carry-forwards of approximately $21,503,000, net of valuation allowance, all of which carry-forward indefinitely.

Seaboard has certain investments in various limited partnerships as a limited partner that are expected to enable Seaboard to obtain certain low income housing tax credits over a period of approximately ten years. In January 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2014-01, “Accounting for Investments in Qualified Affordable Housing Projects.”  Early adoption of this ASU was permitted, which Seaboard adopted as of December 31, 2013.  Although this ASU required retrospective basis adoption, the change in accounting method was not deemed material for the years ended December 31, 2013, 2012 and 2011.  This ASU allowed Seaboard to elect to use the proportional amortization method of accounting for all of its qualified affordable housing project investments by amortizing the initial cost of the investment in proportion to the income tax credits received and to recognize the net investment performance in the Comprehensive Statements of Income as a component of income tax expense.  Previously, Seaboard used the equity method of accounting for these long-term investments and recognized the investment losses as a component of other investment income, net, while the income tax benefits were recognized as a reduction of income tax expense.  Seaboard believes using the proportional amortization method of accounting will better align the financial reporting of the affordable housing investments with the economic reality of the transactions.  The amounts of affordable housing tax credits and other tax benefits and related amortization expense recognized as components of income tax expense were not material for the years ended December 31, 2013, 2012 and 2011.  The balance of these investments recognized on the Consolidated Balance Sheets as of December 31, 2013 and 2012 was $13,189,000 and $11,426,000, respectively.

On January 2, 2013, the American Taxpayer Relief Act of 2012 (the Tax Act) was signed into law.  The Tax Act extended many expired corporate income tax provisions that impact current and deferred taxes for financial reporting purposes.  In accordance with U.S. GAAP, the determination of current and deferred taxes is based on the provisions of the enacted law as of the balance sheet date; the effects of future changes in tax law are not anticipated.  The effects of changes in tax laws, including retroactive changes, are recognized in the financial statements in the period that the changes are enacted.  Accordingly, as the Tax Act was signed into law in 2013, the effects of the retroactive provisions in the new law on current and deferred taxes assets and liabilities for Seaboard were recorded in the first quarter of 2013.  The total impact was a one-time tax benefit of $7,945,000 recorded in the first quarter of 2013 related to certain 2012 income tax credits.  In addition to this amount was a one-time credit of approximately $11,260,000 for 2012 Federal blender’s credits that was recognized as revenues in the first quarter of 2013.  Certain of these tax provisions, including the Federal bender’s credits, have not been extended past December 31, 2013.  See Note 13 for further discussion of this Federal blender’s credit.

Note 8

Notes Payable and Long-Term Debt

Notes payable amounting to $67,699,000 and $28,786,000 at December 31, 2013 and 2012, respectively, consisted of obligations due to banks on demand or based on Seaboard’s ability and intent to repay within one year.  At December 31, 2013, Seaboard had a committed bank line totaling $200,000,000 and uncommitted bank lines totaling approximately $209,501,000, of which $159,501,000 of the uncommitted lines relate to foreign subsidiaries. At December 31, 2013, there were no borrowings outstanding under the committed line, and borrowings outstanding under the uncommitted lines totaled $67,699,000, all related to foreign subsidiaries.  The uncommitted borrowings outstanding at December 31, 2013 primarily represented $26,981,000 denominated in South African rand and

2013 Annual Report	43

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

$24,348,000 denominated in Argentine pesos. The weighted average interest rates for outstanding notes payable were 13.10% and 7.45% at December 31, 2013 and 2012, respectively.  In February 2013, Seaboard refinanced its committed bank line for $200,000,000 with similar credit terms and also extended the maturity date to February 20, 2018. At December 31, 2013, Seaboard’s borrowing capacity under its committed and uncommitted lines was reduced by letters of credit (LCs) totaling $813,000 and $3,980,000, respectively. The notes payable to banks under the credit lines are unsecured. The lines of credit do not require compensating balances. Facility fees on these agreements are not material.

In November 2013, Seaboard provided notice of call for early redemption to holders of certain IDRBs effective December 20, 2013 and paid $18,000,000 in the fourth quarter of 2013. In April 2013, Seaboard provided notice of call for early redemption to holders of certain IDRBs effective May 13, 2013 and paid $10,800,000 in the second quarter of 2013.  In December 2012, Seaboard provided notice of call for early redemption to holders of certain IDRBs effective January 14, 2013 and paid $13,000,000 in the first quarter of 2013.

The following table is a summary of long-term debt at the end of each year:

	December 31,
(Thousands of dollars)	2013	2012

Industrial Development Revenue Bonds, floating rates	$-	$41,800
Foreign subsidiary obligation payable in U.S. dollars, 5.34%, due 2014 through 2021	91,200	102,600
Capital lease obligations and other	977	1,563
	92,177	145,963
Current maturities of long-term debt	(11,697)	(25,138)
Long-term debt, less current maturities	$80,480	$120,825

The terms of the note agreements pursuant to which the bank debt and credit lines were issued require, among other terms, the maintenance of certain ratios and minimum net worth, the most restrictive of which requires an adjusted leverage ratio of less than 3.5 to 1.0; requires the maintenance of consolidated tangible net worth, as defined, of not less than $1,870,445,000, plus 25% of cumulative consolidated net income beginning after December 31, 2012; limits aggregate dividend payments to $25,000,000 per year under certain circumstances; limits the sum of subsidiary indebtedness and priority indebtedness to 20% of consolidated tangible net worth; and limits Seaboard’s ability to acquire investments and sell assets under certain circumstances. Seaboard is in compliance with all restrictive debt covenants relating to these agreements as of December 31, 2013.

Annual maturities of long-term debt at December 31, 2013 are as follows: $11,697,000 in 2014, $11,400,000 in 2015, $11,400,000 in 2016, $11,400,000 in 2017, $11,400,000 in 2018 and $34,880,000 thereafter.

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

44	2013 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Level 3: Significant Unobservable Inputs - Unobservable inputs that reflect the reporting entity’s own assumptions.

The following tables show assets and liabilities measured at fair value (derivatives exclude margin accounts) on a recurring basis as of December 31, 2013 and 2012, respectively, and also the level within the fair value hierarchy used to measure each category of assets.  Seaboard uses the end of the reporting period to determine if there were any transfers between levels.  There were no transfers between levels that occurred in 2013 and 2012.

	Balance
	December 31,
(Thousands of dollars)	2013	Level 1	Level 2	Level 3

Assets:
Available-for-sale securities – short-term investments:
Money market funds	$88,430	$88,430	$-	$-
Corporate bonds	70,258	-	70,258	-
U.S. Government agency securities	27,147	-	27,147	-
Emerging markets debt mutual fund	16,941	16,941	-	-
Asset backed debt securities	8,477	-	8,477	-
Collateralized mortgage obligations	7,600	-	7,600	-
U.S. Treasury securities	5,223	-	5,223	-
Trading securities- short term investments:
High yield debt securities	50,428	-	50,428	-
Money market funds	11,033	11,033	-	-
Emerging markets trading debt mutual fund	2,858	2,858	-	-
Emerging markets trading debt securities	1,336	-	1,336	-
Other trading investments	918	-	918	-
Trading securities – other current assets:
Domestic equity securities	26,672	26,672	-	-
Foreign equity securities	9,570	7,317	2,253	-
Fixed income mutual funds	3,974	3,974	-	-
Money market funds	1,931	1,931	-	-
Other	3,203	1,628	1,575	-
Derivatives
Commodities (1)	2,331	2,331	-	-
Foreign currencies	2,763	-	2,763	-
Total Assets	$341,093	$163,115	$177,978	$-
Liabilities:
Derivatives:
Commodities (1)	$16,014	$15,422	$592	$-
Interest rate swaps	4,103	-	4,103	-
Foreign currencies	101	-	101	-
Total Liabilities	$20,218	$15,422	$4,796	$-

(1) Seaboard’s commodities derivative assets and liabilities are presented in the Consolidated Balance Sheets on a net basis, including netting the derivatives with the related margin accounts.  As of December 31, 2013, the commodity derivatives had a margin account balance of $29,822,000 resulting in a net other current asset on the Consolidated Balance Sheets of $16,731,000 and an other accrued liability of $592,000.

2013 Annual Report	45

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

	Balance
	December 31,
(Thousands of dollars)	2012	Level 1	Level 2	Level 3

Assets:
Available-for-sale securities – short-term investments:
Money market funds	$126,537	$126,537	$-	$-
Corporate bonds	69,214	-	69,214	-
U.S. Government agency securities	23,775	-	23,775	-
Emerging markets debt mutual fund	18,734	18,734	-	-
U.S. Treasury securities	17,169	-	17,169	-
Collateralized mortgage obligations	15,162	-	15,162	-
Asset backed debt securities	12,238	-	12,238	-
Trading securities- short term investments:
High yield debt securities	23,406	-	23,406	-
Emerging markets trading debt mutual fund	3,237	3,237	-	-
Emerging markets trading debt securities	2,600	-	2,600	-
Other trading investments	1,307	822	485	-
Trading securities – other current assets:
Domestic equity securities	15,864	15,864	-	-
Fixed income mutual funds	7,153	7,153	-	-
Foreign equity securities	6,831	4,218	2,613	-
Money market funds	3,157	3,157	-	-
U.S. Government agency securities	2,117	-	2,117	-
U.S. Treasury securities	1,567	-	1,567	-
Other	299	187	112	-
Derivatives
Commodities (1)	6,916	6,699	217	-
Total Assets	$357,283	$186,608	$170,675	$-
Liabilities:
Derivatives:
Commodities (1)	$7,112	$7,112	$-	$-
Interest rate swaps	9,810	-	9,810	-
Foreign currencies	4,157	-	4,157	-
Total Liabilities	$21,079	$7,112	$13,967	$-

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

The fair value of long-term debt is estimated by comparing interest rates for debt with similar terms and maturities. If Seaboard’s debt was measured at fair value on its Consolidated Balance Sheets, it would have been classified as level 2 in the fair value hierarchy. The amortized cost and estimated fair values of investments and long-term debt at December 31, 2013 and 2012, are presented below:

46	2013 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

December 31,	2013		2012
(Thousands of dollars)	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Short-term investments, available-for-sale	$ 224,314	$ 224,076	$ 279,556	$ 282,829
Short-term investments, trading debt securities	65,728	66,573	28,508	30,550
Long-term debt	92,177	94,578	145,963	149,333

While management believes its derivatives are primarily economic hedges of its firm purchase and sales contracts or anticipated sales contracts, Seaboard does not perform the extensive record-keeping required to account for these types of transactions as hedges for accounting purposes.

Commodity Instruments

Seaboard uses various derivative futures and options to manage its risk to price fluctuations for raw materials and other inventories, finished product sales and firm sales commitments. Seaboard also enters into speculative derivative transactions not directly related to its raw material requirements. The nature of Seaboard’s market risk exposure has not changed materially since December 31, 2012. Commodity derivatives are recorded at fair value, with any changes in fair value being marked to market as a component of cost of sales on the Consolidated Statements of Comprehensive Income. Since these derivatives are not accounted for as hedges, fluctuations in the related commodity prices could have a material impact on earnings in any given period.

At December 31, 2013, Seaboard had open net derivative contracts to purchase 51,184,000 pounds of sugar, 32,440,000 pounds of hogs, 6,540,000 bushels of grain, 440,000 pounds of cheese and 308,000 pounds of dry whey powder and open net derivative contracts to sell 12,125,000 pounds of palm oil and 76,000 tons of soybean meal.  At December 31, 2012, Seaboard had open net derivative contracts to purchase 28,896,000 pounds of sugar, 15,403,000 bushels of grain and 120,000 pounds of cheese and open net derivative contracts to sell 21,080,000 pounds of hogs, 546,000 gallons of heating oil, 220,000 pounds of dry whey powder and 53,000 tons of soybean meal. For the years ended December 31, 2013 and 2012, Seaboard recognized net realized and unrealized losses of $17,016,000 and $6,098,000, respectively, and for the year ended December 31, 2011, Seaboard recognized net realized and unrealized gains of $20,279,000, related to commodity contracts, primarily included in cost of sales on the Consolidated Statements of Comprehensive Income.

Foreign Currency Exchange Agreements

Seaboard enters into foreign currency exchange agreements to manage the foreign currency exchange rate risk with respect to certain transactions denominated in foreign currencies. Foreign exchange agreements that were primarily related to the underlying commodity transaction were recorded at fair value, with changes in value marked to market as a component of cost of sales on the Consolidated Statements of Comprehensive Income. Foreign exchange agreements that were not related to an underlying commodity transaction were recorded at fair value, with changes in value marked to market as a component of foreign currency gains, net on the Consolidated Statements of Comprehensive Income. Since these agreements are not accounted for as hedges, fluctuations in the related currency exchange rates could have a material impact on earnings in any given year.

At December 31, 2013 and 2012, Seaboard had trading foreign exchange contracts to cover its firm sales and purchase commitments and related trade receivables and payables, with notional amounts of $127,389,000 and $243,563,000, respectively, primarily related to the South African rand.

Interest Rate Exchange Agreements

In May 2010, Seaboard entered into three ten-year interest rate exchange agreements which involve the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to mitigate the effects of fluctuations in interest rates on variable rate debt. Seaboard pays a fixed rate and receives a variable rate of interest on three notional amounts of $25,000,000 each. In August 2010, Seaboard entered into another ten-year interest rate exchange agreement, with a notional amount of $25,000,000 that has terms similar to those for the other three interest rate exchange agreements referred to above. In September 2012, Seaboard terminated one interest rate exchange agreement with a notional value of $25,000,000. Seaboard made a payment in the amount of $3,861,000 to unwind this agreement. These interest rate exchange agreements do not qualify as hedges for accounting purposes. Accordingly, the changes in fair value of these agreements are recorded in Miscellaneous, net in the Consolidated Statements of Comprehensive Income. At December 31, 2013 and 2012, Seaboard had three agreements outstanding with a total notional value of $75,000,000.

2013 Annual Report	47

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The following table provides the amount of gain or (loss) recognized for each type of derivative and where it was recognized in the Consolidated Statements of Comprehensive Income for the year ended December 31, 2013 and 2012:

		2013	2012
(Thousands of dollars)
Commodities	Cost of sales-products	$ (17,016)	$ (6,098)
Foreign currencies	Cost of sales-products	15,801	3,027
Foreign currencies	Foreign currency gains, net	6,532	(3,919)
Interest rate	Miscellaneous, net	3,535	(5,132)

The following table provides the fair value of each type of derivative held as of December 31, 2013 and 2012 and where each derivative is included on the Consolidated Balance Sheets:

(Thousands of dollars)	Asset Derivatives			Liability Derivatives
		2013	2012		2013	2012
Commodities(1)	Other current assets	$2,331	$6,916	Other current assets	$16,014	$7,112
Foreign currencies	Other current assets	2,763	-	Other accrued liabilities	101	4,157
Interest rate	Other current assets	-	-	Other accrued liabilities	4,103	9,810

(1) Seaboard’s commodities derivative assets and liabilities are presented in the Consolidated Balance Sheets on a net basis, including netting the derivatives with the related margin accounts.  As of December 31, 2013 and 2012, the commodity derivatives had a margin account balance of $29,822,000 and $14,063,000, respectively, resulting in a net other current asset on the Consolidated Balance Sheets of $16,731,000 and $13,867,000, respectively, and an other accrued liability of $592,000 as of December 31, 2013.

Counterparty Credit Risk

From time to time Seaboard is subject to counterparty credit risk related to its foreign currency exchange agreements and interest rate swaps, should the counterparties fail to perform according to the terms of the contracts. As of December 31, 2013, Seaboard had $2,763,000 of credit risk to seven counterparties related to its foreign currency exchange agreements and no credit risk related to its interest rate swaps.  Seaboard does not hold any collateral related to these agreements.

Note 10

Employee Benefits

Seaboard maintains two defined benefit pension plans (“the Plans”) for its domestic salaried and clerical employees. The Plans generally provide eligibility for participation after one year of service upon attaining the age of 21. Effective January 1, 2014, newly hired employees do not qualify for participation. Benefits are generally based upon the number of years of service and a percentage of final average pay.

Seaboard has historically based pension contributions on minimum funding standards to avoid the Pension Benefit Guaranty Corporation (PBGC) variable rate premiums established by the Employee Retirement Income Security Act (ERISA) of 1974.   During the third quarter of 2013, Seaboard completed future funding analyses for these plans and in September 2013 made a deductible contribution of $10,000,000 for the 2012 plan year, principally to avoid future PBGC variable rate premiums established pursuant to the ERISA. Management did not make any contributions in 2012 and 2011 and currently does not plan on making any contributions to the Plans in 2014.

Seaboard has separate investment policies for each Plan. The difference in target allocation percentages are based on one plan having more current retirees and thus a more conservative portfolio versus the other plan, which can assume greater risk as it will have a longer investment time horizon.  In July 2013, Seaboard modified its investment policy for each plan by decreasing the percentage of fixed income investments of the total for its allocation targets and actual investment composition within each plan.  Assets are invested in the Plans to achieve a diversified target allocation of approximately 40-50% in domestic equities, 20-25% in international equities, 10-25% in fixed income securities and 10-15% in alternative investments. The investment strategy provides investment managers’ discretion, and is periodically reviewed by management for adherence to policy and performance against benchmarks.

48	2013 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

As described in Note 9 to the Consolidated Financial Statements, U.S. GAAP utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following tables shows the Plans’ assets measured at estimated fair value as of December 31, 2013 and 2012, respectively, and also the level within the fair value hierarchy used to measure each category of assets:

	Balance
	December 31,
(Thousands of dollars)	2013	Level 1	Level 2	Level 3
Assets:
Domestic equity securities	$ 65,998	$ 65,998	$-	$-
Foreign equity securities	30,348	30,348	-	-
Real estate mutual fund	8,866	8,866	-	-
Commodity mutual funds	2,756	2,756	-	-
International fixed income mutual funds	2,485	2,485	-	-
Money market funds	1,938	1,938	-	-
Fixed income mutual funds	1,786	1,786	-	-
Corporate bonds	1,528	-	1,528	-
Other	3,850	-	3,850	-
Total Assets	$ 119,555	$ 114,177	$5,378	$-

	Balance
	December 31,
(Thousands of dollars)	2012	Level 1	Level 2	Level 3
Assets:
Domestic equity securities	$ 36,346	$ 36,346	$-	$-
Fixed income mutual funds	12,533	12,533	-	-
Foreign equity securities	7,475	7,475	-	-
Corporate bonds	6,387	-	6,387	-
Money market funds	6,285	6,285	-	-
U.S. Government agency securities	6,218	-	6,218	-
U.S. Government bonds	5,680	-	5,680	-
Emerging markets-equity	5,607	5,607	-	-
Real estate mutual fund	5,453	5,453	-	-
Mutual funds-equities	2,701	2,701	-	-
Treasury inflation indexed bonds	2,083	-	2,083	-
Other	818	-	818	-
Total Assets	$ 97,586	$ 76,400	$21,186	$-

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

Assumptions used in determining pension information for all of the above plans were:

	Years ended December 31,
	2013	2012	2011
Weighted-average assumptions
Discount rate used to determine obligations	3.55-5.20%	2.50-4.15%	3.75-4.70%
Discount rate used to determine net periodic benefit cost	2.50-4.15%	3.75-4.70%	4.45-5.65%
Expected return on plan assets	6.50-7.25%	6.50-7.25%	7.00-7.50%
Long-term rate of increase in compensation levels	4.00%	4.00%	4.00-5.00%

2013 Annual Report	49

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

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

The changes in the plans’ benefit obligations and fair value of assets for the Plans, supplemental executive plans and retirement agreements and the funded status were as follows:

	December 31,
(Thousands of dollars)	2013	2012
Reconciliation of benefit obligation:
Benefit obligation at beginning of year	$226,725	$204,540
Service cost	9,427	8,843
Interest cost	8,199	8,918
Actuarial losses (gains)	(30,968)	25,749
Benefits paid	(6,916)	(5,872)
Plan curtailments	-	(6,136)
Plan settlement	-	(5,532)
Agreement termination gain	(3,204)	-
Plan amendments	-	(3,785)
Benefit obligation at end of year	$203,263	$226,725
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of year	$97,586	$91,512
Actual return on plan assets	15,494	9,426
Employer contributions	13,391	8,052
Benefits paid	(6,916)	(5,872)
Plan settlement	-	(5,532)
Fair value of plan assets at end of year	$119,555	$97,586
Funded status	$(83,708)	$(129,139)

The net funded status of the Plans was $(8,820,000) and $(45,515,000) at December 31, 2013 and 2012, respectively. The benefit obligation decreased primarily due to an increase in discount rates for all plans. The plan assets increased due to asset gains and a $10,000,000 contribution as discussed above. The accumulated benefit obligation for the Plans was $110,653,000 and $120,573,000, and for all the other plans was $61,462,000 and $68,194,000 at December 31, 2013 and 2012, respectively. Expected future net benefit payments for all plans during each of the next five years and in aggregate for the five year period beginning with the sixth year are as follows: $9,800,000, $8,101,000, $10,214,000, $11,650,000, $13,776,000, and $ 82,275,000, respectively.

In late April 2013, Mr. Joseph E. Rodrigues, Seaboard’s board member and retired former Executive Vice President and Treasurer of Seaboard Corporation, passed away.  During retirement, Mr. Rodrigues received retirement payments under an individual, non-qualified, unfunded supplemental retirement agreement.  Upon his death, this agreement terminated which eliminated the remaining accrued pension liability. This resulted in a one-time agreement termination gain of $3,204,000, or $1,954,000 net of tax, which was recognized in net earnings in addition to a gain of $2,148,000, or $1,310,000 net of tax, from the elimination of unrecognized pension cost in other comprehensive income in 2013.

During June 2012 when the actual pension costs for 2012 were finalized, it was determined that a settlement payment made in March 2012 was greater than the actual service cost and interest cost components of 2012’s net periodic pension cost for a non-qualified, unfunded supplemental executive plan.  As a result, during the second quarter of 2012, a settlement loss of $1,796,000 was recorded in the Pork division’s results of operations.  In December 2012, certain non-qualified, unfunded supplemental executive plans were amended primarily to limit years of service and final average earnings.  As a result, in December 2012, curtailment losses of $1,134,000 were recorded for these plans from the reduction in the amortization period of prior service cost.

50	2013 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The net periodic cost of benefits of these plans was as follows:

	Years ended December 31,
(Thousands of dollars)	2013	2012	2011
Components of net periodic benefit cost:
Service cost	$9,427	$8,843	$7,550
Interest cost	8,199	8,918	8,997
Expected return on plan assets	(6,458)	(6,431)	(6,598)
Amortization and other	6,303	6,748	4,027
Agreement termination gain	(3,204)	-	-
Settlement	-	1,796	-
Curtailment	-	1,134	-
Net periodic benefit cost	$14,267	$21,008	$13,976

The amounts not reflected in net periodic benefit cost and included in accumulated other comprehensive loss (AOCL) before taxes at December 31, 2013 and 2012 were as follows:

(Thousands of dollars)	2013	2012
Accumulated loss, net of gain	$(38,475)	$(91,611)
Prior service cost, net of credit	(96)	(72)
Total accumulated other comprehensive loss	$(38,571)	$(91,683)

The amounts in AOCL expected to be recognized as components of net periodic benefit cost in 2014 are $1,900,000.

Seaboard participates in a multi-employer pension fund, the United Food & Commercial Workers International Union-Industry Pension Fund, which covers certain union employees under a collective bargaining agreement. This fund’s employer identification plan is 51-6055922 and this plan’s number is 001.  For the plan year beginning July 1, 2013, this plan’s “zone status” is green and is not subject to a funding improvement plan. Seaboard is required to make contributions to this plan in amounts established under the collective bargaining agreement that expires in July 2014. Contribution expense for this plan was $594,000, $584,000 and $545,000 for the years ended December 31, 2013, 2012 and 2011, respectively, which represents less than five percent of total contributions to this plan. The applicable portion of the total plan benefits and net assets of this plan is not separately identifiable, although Seaboard has received notice that, under certain circumstances, it could be liable for unfunded vested benefits or other expenses of this jointly administered union plan.  Seaboard has not established any liabilities for potential future withdrawal, as such withdrawal from this plan is not probable.

Seaboard maintains a defined contribution plan covering most of its domestic salaried and clerical employees. In 2013, 2012 and 2011, Seaboard contributed to this plan an amount equal to 50% of the first 6% of each employee’s contributions to the plan. Employee vesting is based upon years of service, with 20% vested after one year of service and an additional 20% vesting with each additional complete year of service. Contribution expense for this plan was $2,142,000, $2,063,000 and $1,956,000 for the years ended December 31, 2013, 2012 and 2011, respectively. In addition, Seaboard maintains a defined contribution plan covering most of its hourly, non-union employees and two defined contribution plans covering most of Daily’s employees.  Contribution expense for these plans was $777,000, $546,000 and $577,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

Seaboard has a deferred compensation plan which allows certain employees to reduce their compensation in exchange for values in four investments. Seaboard also has an Investment Option Plan which allowed certain employees to reduce their compensation in exchange for an option to acquire interests measured by reference to three investments. However, as a result of U.S. tax legislation passed in 2004, reductions to compensation earned after 2004 are no longer allowed under the Investment Option Plan. The exercise price for each investment option was established based upon the fair market value of the underlying investment on the date of grant. Under both plans, Seaboard contributes 3% of the employees’ reduced compensation. Seaboard’s expense (income) for these two deferred compensation plans, which primarily includes amounts related to the change in fair value of the underlying investment accounts was $5,942,000, $4,148,000 and $(1,505,000) for the years ended December 31, 2013, 2012 and 2011, respectively. Included in other liabilities at December 31, 2013 and 2012 are $41,144,000 and $32,774,000, respectively, representing the market value of the payable to the employees upon distribution or exercise for each plan. In conjunction with these plans, Seaboard purchased the specified number of units of the

2013 Annual Report   51

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

employee-designated investment, plus the applicable option price for the Investment Option Plan. These investments are treated as trading securities and are stated at their fair market values. Accordingly, as of December 31, 2013 and 2012, $45,350,000 and $36,988,000, respectively, were included in other current assets on the Consolidated Balance Sheets. Investment income (loss) related to the mark-to-market of these investments for 2013, 2012, and 2011 totaled $5,863,000, $4,076,000 and $(1,584,000), respectively.

Note 11

Commitments and Contingencies

On September 19, 2012, the United States Immigration and Customs Enforcement (“ICE”) executed three search warrants authorizing the seizure of certain records from Seaboard’s offices in Merriam, Kansas and at the Seaboard Foods employment office and the human resources department in Guymon, Oklahoma.  The warrants generally called for the seizure of employment-related files, certain e-mails and other electronic records relating to Medicaid and Medicaid recipients, certain health care providers in the Guymon area, and Seaboard’s health plan and certain personnel issues.  This investigation is being handled by the United States Attorney’s Office for the Western District of Oklahoma (“USAO”).  Seaboard is cooperating with the USAO in connection with this investigation.  No civil or criminal proceedings or charges have been filed or brought.  It is not possible at this time to determine whether Seaboard will incur any material fines, penalties or liabilities in connection with this matter.

Seaboard is subject to various administrative and judicial proceedings and other legal matters related to the normal conduct of its business.  In the opinion of management, the ultimate resolutions of these items are not expected to have a material adverse effect on the Consolidated Financial Statements of Seaboard.

Contingent Obligations

Certain of the non-consolidated affiliates and third party contractors who perform services for Seaboard have bank debt supporting their underlying operations. From time to time, Seaboard will provide guarantees of that debt allowing a lower borrowing rate or facilitating third party financing in order to further business objectives. Seaboard does not issue guarantees of third parties for compensation. As of December 31, 2013, guarantees outstanding to  third parties were not material. Seaboard has not accrued a liability for any of the third party or affiliate guarantees as management considers the likelihood of loss to be remote. See Note 8 for discussion of letters of credit.

Commitments

As of December 31, 2013 Seaboard had various firm non-cancelable purchase commitments and commitments under other agreements, arrangements and operating leases, as described in the table below:

Purchase commitments		Years ended December 31,
(Thousands of dollars)	2014	2015	2016	2017	2018	Thereafter
Hog procurement contracts	$169,691	$113,004	$90,424	$70,651	$4,582	$-
Grain and feed ingredients	69,280	3,659	-	-	-	-
Grain purchase contracts for resale	536,367	-	-	-	-	-
Fuel supply contract	65,678	-	-	-	-	-
Equipment purchases and facility improvements	42,312	-	-	-	-	-
Construction of new dry bulk vessels	62,233	14,681	-	-	-	-
Other purchase commitments	14,268	3,413	1,465	34	35	103
Total firm purchase commitments	959,829	134,757	91,889	70,685	4,617	103
Vessel, time and voyage-charters	67,108	44,244	20,837	18,993	19,157	62,393
Contract grower finishing agreements	11,507	10,060	10,269	10,187	7,397	2,703
Other operating lease payments	19,726	21,277	20,825	22,194	22,615	232,419
Total unrecognized firm commitments	$1,058,170	$210,338	$143,820	$122,059	$53,786	$297,618

Seaboard has contracted with third parties for the purchase of live hogs to process at its pork processing plant, and has entered into grain and feed ingredient purchase contracts to support its live hog operations. The commitment amounts included in the table are based on projected market prices as of December 31, 2013.  During 2013, 2012 and 2011, this segment paid $190,519,000, $190,471,000 and $181,383,000, respectively, for live hogs purchased under committed contracts.

52   2013 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The Commodity Trading and Milling segment enters into grain purchase contracts and ocean freight contracts, primarily to support firm sales commitments. These contracts are valued based on projected commodity prices as of December 31, 2013.  This segment also has short-term voyage-charters in place for delivery of future grain sales.

The Power segment has a natural gas supply contract for 2014 for a significant portion of the fuel required for the operation of the dual fuel power generating facility.  The commitment has both fixed and variable price components and thus the amount included in the table above is partially based on market prices as of December 31, 2013.

In June 2012, Seaboard entered into an agreement to build four dry bulk vessels to be used by the Commodity Trading and Milling segment at an estimated total cost of $92,000,000. A down payment of $8,300,000 was made in July 2012.  A payment of $62,233,000 is due in 2014 and the final payment is scheduled to be made in 2015 but Seaboard is currently reviewing options to lease these vessels in 2014 instead of paying cash to acquire the vessels.

The Marine segment enters into contracts to time-charter vessels for use in its operations which include short-term time charters for a few months and long-term commitments ranging from one to ten years. This segment’s charter hire expenses during 2013, 2012 and 2011 totaled $90,784,000, $88,110,000 and $87,895,000, respectively.

To support the operations of the Pork segment, Seaboard has contract grower finishing agreements in place with farmers to raise a portion of Seaboard’s hogs according to Seaboard’s specifications under long-term service agreements. Under the terms of the agreements, additional payments would be required if the grower achieves certain performance standards. The contract grower finishing obligations shown above do not reflect these incentive payments which, given current operating performance, total approximately $1,500,000 per year. In the event the farmer is unable to perform at an acceptable level, Seaboard has the right to terminate the contract. During the years ended 2013, 2012 and 2011, Seaboard paid $13,194,000, $13,641,000 and $13,037,000, respectively, under contract grower finishing agreements.

In July 2013, Seaboard Marine, Ltd. (“Seaboard Marine”) amended its Terminal Agreement with Miami-Dade County primarily to provide increased acreage, minimum usage of port cranes and add one additional five-year renewal option.  Under this amended terminal agreement, Seaboard Marine’s total minimum payments over the initial term of the agreement through September 30, 2028, increased by approximately $75,600,000 and now includes three five-year renewal options.  This minimum amount could increase if certain conditions are met. Seaboard also leases various facilities and equipment under non-cancelable operating lease agreements. Rental expense for operating leases for all segments amounted to $33,995,000, $29,224,000 and $25,916,000 in 2013, 2012 and 2011, respectively.

Note 12

Stockholders’ Equity and Accumulated Other Comprehensive Loss

On November 1, 2013, Seaboard’s Board of Directors authorized an additional $75,000,000 for use in purchasing  Seaboard’s Common Stock pursuant to Seaboard’s share repurchase program initially approved in November 2009, and which previously had $100,000,000 of authority. As of December 31, 2013, $84,627,000 remained available for repurchases under this program.  Seaboard used cash to repurchase, 8,705, 12,937 and 5,282 shares of common stock at a total price of $23,578,000, $26,830,000 and $9,971,000 in 2013, 2012 and 2011, respectively. The share repurchase program is in effect through October 31, 2015.  Under this share repurchase program, Seaboard is authorized to repurchase its Common Stock from time to time in open market or privately negotiated purchases, which may be above or below the traded market price. During the period that the share repurchase program remains in effect, from time to time, Seaboard may enter into a 10b5-1 plan authorizing a third party to make such purchases on behalf of Seaboard.  The stock repurchase will be funded by cash on hand.  Shares repurchased will be retired and resume the status of authorized and unissued shares.  All stock repurchased will be made in compliance with applicable legal requirements and the timing of the repurchases and the number of shares repurchased at any given time will depend upon market conditions, compliance with Securities and Exchange Commission regulations and other factors.  The Board’s stock repurchase authorization does not obligate Seaboard to acquire a specific amount of common stock and the stock repurchase program may be suspended at any time at Seaboard’s discretion.

In December 2012, Seaboard declared and paid a dividend of $12.00 per share on the common stock.  The increased amount of the dividend (which has historically been $0.75 per share on a quarterly basis or $3.00 per share on an annual basis) represented a prepayment of the annual 2013, 2014, 2015 and 2016 dividends ($3.00 per share per year).  Seaboard does not currently intend to declare any further dividends for the years 2014-2016. Seaboard did

2013 Annual Report   53

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

not declare or pay a dividend in 2013 and 2011. In 2010, Seaboard declared and prepaid the 2012 and 2011 dividends of $3.00 per share per year.

In February 2013, the Financial Accounting Standards Board issued guidance clarifying disclosures related to amounts reclassified out of accumulated other comprehensive loss by component. Seaboard adopted this guidance on January 1, 2013 and applied this guidance prospectively. The adoption of this guidance required additional disclosures shown in the table below. The components of accumulated other comprehensive loss, net of related taxes, for 2011, 2012 and 2013 are as follows:

	Cumulative
	Foreign	Unrealized	Unrealized
	Currency	Gain (Loss)	Loss on	Unrecognized
	Translation	on	Cash Flow	Pension
(Thousands of dollars)	Adjustment	Investments	Hedges	Cost	Total
Balance December 31, 2011	$(93,669)	$(311)	$-	$(62,085)	$(156,065)
Balance December 31, 2012	$(109,457)	$2,232	$(113)	$(64,206)	$(171,544)
Other comprehensive income (loss) before reclassifications	(45,956)	(1,124)	-	32,938	(14,142)
Amounts reclassified from accumulated other comprehensive income (loss)	-	(627)(1)	-	4,516(2)	3,889
Net current-period other comprehensive income (loss)	(45,956)	(1,751)	-	37,454	(10,253)
Balance December 31, 2013	$(155,413)	$481	$(113)	$(26,752)	$(181,797)

(1) This represents realized gains on the sale of available-for-sale securities and was recorded in other investment income, net.

(2) This primarily represents the amortization of actuarial losses that were included in net periodic pension cost and was recorded in operating income.  See Note 10 for further discussion.

In 2012, a pension settlement loss of $1,796,000 and a pension curtailment loss of $1,134,000 were incurred.  This resulted in a combined $2,930,000 reclassified out of accumulated other comprehensive loss for unrecognized pension cost to net earnings in 2012. In 2013, Seaboard recognized a one-time retirement agreement termination gain of $1,310,000 net of tax, in unrecognized pension cost in other comprehensive income.  See Note 10 for further discussion.

The foreign currency translation adjustment primarily represents the effect of the Argentine peso currency exchange fluctuation on the net assets of the Sugar segment. At December 31, 2013, the Sugar segment had $151,769,000 in net assets denominated in Argentine pesos and $2,957,000 in net assets denominated in U.S. dollars in Argentina.  At December 31, 2012, the Sugar segment had $193,380,000 in net assets denominated in Argentine pesos and $5,843,000 in net assets denominated in U.S. dollars in Argentina. Based on the devaluation of the Argentina peso in January and February of 2014, management anticipates that the Argentine peso will continue to weaken against the U.S. dollar and thus it is anticipated that Seaboard will incur additional material foreign currency translation adjustment losses in other comprehensive loss in 2014.  Using the prevailing official exchange rate compared to the net assets denominated in Argentine pesos at February 22, 2014, Seaboard would recognize an additional $25,265,000 of other comprehensive loss, net of related taxes, during the first quarter of 2014.  Impacts of further fluctuations in the currency exchange rate will be recorded in future periods.

Income taxes for cumulative foreign currency translation adjustments were recorded using a 35% effective tax rate except for $41,380,000 and $3,412,000 in 2013 and 2012, respectively, related to certain subsidiaries for which no tax benefit was recorded.  Income taxes for all other components of accumulated other comprehensive loss were recorded using a 39% effective rate except for unrecognized pension cost of $8,663,000 and $21,129,000 in 2013 and 2012, respectively, related to employees at certain subsidiaries for which no tax benefit was recorded.

54   2013 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 13

Segment Information

Seaboard Corporation had six reportable segments through December 31, 2013: Pork, Commodity Trading and Milling, Marine, Sugar, Power and Turkey, each offering a specific product or service. Seaboard’s reporting segments are based on information used by Seaboard’s Chief Executive Officer in his capacity as chief operating decision maker to determine allocation of resources and assess performance. Each of the six main segments is separately managed, and each was started or acquired independent of the other segments. The Pork segment produces and sells fresh and frozen pork products to further processors, foodservice operators, grocery stores, distributors and retail outlets throughout the United States, and to Japan, Mexico and numerous other foreign markets. This segment also produces biodiesel primarily from pork fat for sale to third parties. The Commodity Trading and Milling segment is an integrated agricultural commodity trading and processing and logistics operation that internationally markets wheat, corn, soybean meal and other agricultural commodities in bulk to third party customers and to non-consolidated affiliates. This segment also operates flour, maize and feed mills, baking operations, and poultry production and processing in numerous foreign countries. The Marine segment, based in Miami, Florida, provides cargo shipping services between the United States, the Caribbean Basin and Central and South America. The Sugar segment produces and processes sugar and alcohol in Argentina, primarily to be marketed locally. The Power segment is an unregulated independent power producer in the Dominican Republic operating two floating power generating facilities. The Turkey segment, accounted for using the equity method, produces and sells branded and non-branded turkeys and other turkey products. Total assets for the Turkey segment represents Seaboard’s investment in and notes receivable from this affiliate. Revenues for the All Other segment are primarily derived from a jalapeño pepper processing operation.

Substantially all of its hourly employees at its Guymon processing plant are covered by a collective bargaining agreement. Also, the Tax Act signed into law in January 2013 as discussed in Note 7, renews and extends the Federal blender’s credits that Seaboard is entitled to receive for biodiesel it blends which had previously expired on December 31, 2011 and renewed retroactively to January 1, 2012 with an expiration of December 31, 2013.  As a result, in the first quarter of 2013 the Pork segment recognized a one-time credit of approximately $11,260,000 as revenues related to this Federal blender’s tax incentive for gallons produced and sold in fiscal 2012.

In 2011, Seaboard performed an impairment evaluation of its ham boning and processing plant in Mexico and determined there was an impairment loss based on management’s current cash flow assumptions and probabilities of outcomes. This analysis resulted in a $5,600,000 impairment charge recorded in cost of sales on the Consolidated Statements of Comprehensive Income in 2011 to write down the recorded value of these assets to the estimated fair value.  As this plant was not wholly-owned by Seaboard in 2011, this impairment charge was partially offset by a reduction (loss attributable) to noncontrolling interest of $1,830,000.  Accordingly, the total impact on net earnings attributable to Seaboard, net of taxes, was $2,300,000.  The remaining net book value of these assets as of December 31, 2013 was $3,519,000.

In the first quarter of 2011, the Commodity Trading and Milling (CT&M) segment recognized $101,080,000 in net sales related to previously deferred costs and deferred revenues under contracts for which the final sale prices were not fixed and determinable until 2011.  In 2011, the CT&M segment incurred certain grain inventory write-downs of $15,374,000 (with no tax benefit recognized), or $12.65 per common share, for various customer contract performance issues.

In the fourth quarter of 2011, the CT&M segment recognized a $5,080,000 gain (Seaboard’s proportionate share) in income from affiliates as a result of its non-consolidated affiliate in Haiti’s final insurance settlement related to the 2010 earthquake. The insurance settlement related to property damages and business interruption. The rebuilt mill was completed in December 2011.

The CT&M segment derives a significant portion of its operating income from sales to a non-consolidated affiliate in Africa and also historically derived a significant portion of its income from affiliates from this same affiliate.

As discussed in Note 4, effective January 1, 2012, Seaboard began consolidation accounting and discontinued the equity method of accounting for its investment in PSI.  In December 2011, the CT&M segment made an $8,493,000 advance capital lease payment to begin operations in 2012 of a flour mill in Ghana.  The initial lease term is for 33 years with an option to renew for additional years.  This lease was accounted for as a capital lease.

2013 Annual Report   55

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

On April 8, 2011, Seaboard closed the sale of its two floating power generating facilities in the Dominican Republic (DR), for $73,102,000 (net of $3,000,000 placed in escrow for potential dry dock costs).  In the second quarter of 2011, the previously escrowed balance of $55,000,000, less $3,000,000 to remain in escrow for potential dry dock costs, plus $2,796,000 of escrow earnings and $3,306,000 for various inventory items related to one of the facilities, was paid to Seaboard.  Seaboard received $1,500,000 of the $3,000,000 in escrow in the third quarter of 2011.  The $1,500,000 was recognized as a gain on sale of assets in operating income in the third quarter of 2011.  The net book value of the two power generating facilities and certain inventory items was $21,679,000 at the sale close date.  Seaboard recognized a gain on sale of assets of $51,423,000 in operating income in the second quarter of 2011.  In late March 2011, the purchaser entered into discussions with Seaboard to lease one of the facilities to Seaboard for a short period of time.  On April 20, 2011, Seaboard signed a short-term lease agreement that allowed Seaboard to resume operations of one of the facilities (72 megawatts).  Seaboard and the purchaser also agreed to defer the sale to the purchaser of the inventory related to the leased facility until the end of the lease term.  Seaboard continues to operate this facility under a short-term lease agreement that may be canceled by either party. As of December 31, 2013, $1,500,000 of the original sale price for this power generating facility remained in escrow for potential dry dock costs. Seaboard retained all other physical properties of this business and constructed a new 106 megawatt floating power generating facility for use in the DR, which began commercial operations in March 2012.

The Turkey segment accounted for using the equity method, had operating income in 2013, 2012 and 2011 of $4,892,000, $65,694,000 and $55,120,000, respectively.  On December 31, 2011, Butterball closed its Longmont, Colorado processing plant, resulting in an impairment of fixed assets charge and accrued severance charges.  Seaboard’s proportionate share of these charges was $(3,005,000) recognized in income from affiliates in 2011.  In 2013, Butterball incurred additional charges for impairment of fixed assets related to the planned sale of its Longmont plant of which Seaboard’s proportionate share of these charges represented $(3,662,000) recognized in loss from affiliates.

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

Sales to External Customers:

	Years ended December 31,
(Thousands of dollars)	2013	2012	2011

Pork	$1,713,077	$1,638,404	$1,744,630
Commodity Trading and Milling	3,501,498	3,023,531	2,689,786
Marine	913,776	969,575	928,548
Sugar	245,541	288,315	259,786
Power	283,796	255,390	111,391
All Other	12,726	13,918	12,761
Segment/Consolidated Totals	$6,670,414	$6,189,133	$5,746,902

56	2013 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Operating Income (Loss):

	Years ended December 31,
(Thousands of dollars)	2013	2012	2011

Pork	$147,695	$122,556	$259,271
Commodity Trading and Milling	38,339	71,852	43,225
Marine	(25,783)	26,111	(3,904)
Sugar	24,453	60,180	65,101
Power	42,939	55,042	60,845
All Other	745	607	(1,191)
Segment Totals	228,388	336,348	423,347
Corporate	(23,524)	(26,687)	(16,143)
Consolidated Totals	$204,864	$309,661	$407,204

Income (Loss) from Affiliates:

	Years ended December 31,
(Thousands of dollars)	2013	2012	2011

Commodity Trading and Milling	$(639)	$10,467	$13,450
Sugar	614	88	440
Turkey	(10,267)	20,152	12,731
Segment/Consolidated Totals	$(10,292)	$30,707	$26,621

Depreciation and Amortization:

	Years ended December 31,
(Thousands of dollars)	2013	2012	2011

Pork	$43,306	$43,014	$43,866
Commodity Trading and Milling	5,553	6,330	5,567
Marine	25,136	23,490	22,675
Sugar	10,726	11,222	8,289
Power	7,395	5,467	192
All Other	363	366	403
Segment Totals	92,479	89,889	80,992
Corporate	598	327	231
Consolidated Totals	$93,077	$90,216	$81,223

Total Assets:

	December 31,
(Thousands of dollars)	2013	2012

Pork	$773,641	$740,245
Commodity Trading and Milling	1,056,930	992,507
Marine	271,012	281,215
Sugar	226,245	254,445
Power	267,431	235,377
Turkey	342,083	423,825
All Other	6,428	5,288
Segment Totals	2,943,770	2,932,902
Corporate	474,278	414,879
Consolidated Totals	$3,418,048	$3,347,781

2013 Annual Report	57

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Investments in and Advances to Affiliates:

	December 31,
(Thousands of dollars)	2013	2012

Commodity Trading and Milling	$197,036	$186,873
Sugar	2,768	2,775
Turkey	207,096	220,894
Segment/Consolidated Totals	$406,900	$410,542

Capital Expenditures:

	Years ended December 31,
(Thousands of dollars)	2013	2012	2011

Pork	$79,637	$52,333	$39,890
Commodity Trading and Milling	24,213	22,817	5,192
Marine	22,817	35,365	31,210
Sugar	17,117	22,066	22,626
Power	4,207	25,022	84,041
All Other	247	112	60
Segment Totals	148,238	157,715	183,019
Corporate	1,414	1,040	729
Consolidated Totals	$149,652	$158,755	$183,748

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

Geographic Information

Seaboard had sales in South Africa totaling $561,236,000, $563,088,000 and $622,354,000 for the years ended December 31, 2013, 2012 and 2011, respectively, representing approximately 8%, 9% and 11% of total sales for each respective year. No other individual foreign country accounted for 10% or more of sales to external customers.

The following table provides a geographic summary of net sales based on the location of product delivery:

	Years ended December 31,
(Thousands of dollars)	2013	2012	2011

Caribbean, Central and South America	$ 2,571,970	$2,566,056	$2,225,829
Africa	1,578,341	1,471,574	1,489,409
United States	1,389,784	1,303,533	1,328,116
Canada/Mexico	393,502	351,505	407,593
Pacific Basin and Far East	383,105	334,215	238,116
Eastern Mediterranean	186,127	74,509	49,472
Europe	167,585	87,741	8,367
Totals	$ 6,670,414	$6,189,133	$5,746,902

The following table provides a geographic summary of Seaboard’s long-lived assets according to their physical location and primary port for the vessels:

58	2013 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

	December 31,
(Thousands of dollars)	2013	2012

United States	$555,882	$530,169
Dominican Republic	140,536	140,195
Argentina	90,367	108,492
All other	83,015	66,371
Totals	$869,800	$845,227

At December 31, 2013 and 2012, Seaboard had approximately $340,748,000 and $296,990,000, respectively, of foreign receivables, excluding receivables due from affiliates, which generally represent more of a collection risk than the domestic receivables.  Management believes its allowance for doubtful accounts is adequate and reduces receivables recorded to their expected net realizable value.

2013 Annual Report	59

SEABOARD CORPORATION

Stockholder Information

Board of Directors

Steven J. Bresky	Douglas W. Baena
Director and Chairman of the Board	Director and Audit Committee Chair
President and Chief Executive Officer of Seaboard	Self-employed, engaging in facilitation of equipment leasing financings and consulting

David A. Adamsen
Director and Audit Committee Member	Edward I. Shifman, Jr.
Former Vice President – Wholesale Sales,	Director and Audit Committee Member
C&S Wholesale Grocers	Retired, former Managing Director and Executive
Vice President of Wachovia Capital Finance

Officers

Steven J. Bresky	John A. Virgo
President and Chief Executive Officer	Senior Vice President, Corporate Controller and Chief Accounting Officer

Robert L. Steer
Executive Vice President, Chief Financial Officer	David H. Rankin
Vice President, Taxation and Business Development
David M. Becker
Senior Vice President, General Counsel and Secretary	Ty A. Tywater
Vice President, Audit Services
James L. Gutsch
Senior Vice President, Engineering	Zachery J. Holden
Assistant Secretary
Ralph L. Moss
Senior Vice President, Governmental Affairs	Adriana N. Hoskins
Assistant Treasurer
David S. Oswalt
Senior Vice President, Finance and Treasurer

Chief Executive Officers of Principal Seaboard Operations

Terry J. Holton	Hugo D. Rossi
Pork	Sugar

David M. Dannov	Armando G. Rodriguez
Commodity Trading and Milling	Power

Edward A. Gonzalez
Marine

Stock Transfer Agent and Registrar of Stock	Availability of Form 10-K Report

Wells Fargo

Seaboard files its Annual Report on Form 10-K with the Securities and Exchange Commission. Copies of the Form 10-K for fiscal 2013 are available without charge by writing Seaboard Corporation, 9000 West 67th Street, Merriam, Kansas 66202, Attention: Shareholder Relations or via the Internet at http://www.seaboardcorp.com/investors

P.O. Box 64874
St. Paul, MN 55164-0874
(800) 468-9716
www.shareowneronline.com

Independent Registered Public Accounting Firm

KPMG LLP

Seaboard provides access to its most recent Form 10-K, Form 10-Q and Form 8-K reports on its Internet website, free of charge, as soon as reasonably practicable after those reports are electronically filed with the Securities and Exchange Commission.

1000 Walnut, Suite 1000
Kansas City, Missouri 64106

Stock Listing

Seaboard’s common stock is traded on the NYSE MKT under the symbol SEB. Seaboard had 127 shareholders of record of its common stock as of January 24, 2014.

60	2013 Annual Report