Form 10-K, Exhibit 13
period 2014-12-31
SEABOARD CORP /DE/
filed 2015-02-26
CIK 88121

Exhibit 13

2014 Annual Report

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

2014 Annual Report	1

SEABOARD CORPORATION

Letter to Stockholders

Letter to Stockholders is intentionally omitted from Exhibit 13 and will be included in printed Annual Report.

2	2014 Annual Report

SEABOARD CORPORATION

Letter to Stockholders

Letter to Stockholders is intentionally omitted from Exhibit 13 and will be included in printed Annual Report.

2014 Annual Report	3

SEABOARD CORPORATION

Letter to Stockholders

Letter to Stockholders is intentionally omitted from Exhibit 13 and will be included in printed Annual Report.

4	2014 Annual Report

SEABOARD CORPORATION

Principal Locations

Corporate Office	Flour Mills of Ghana	Seaboard de Nicaragua, S.A.
Seaboard Corporation	Ghana	Nicaragua
Merriam, Kansas	Life Flour Mill Ltd.*	Seaboard del Peru, S.A.
Pork	Nigeria	Peru
Seaboard Foods LLC	LMM Farine, S.A.	Kingston Wharves Limited*
Pork Division Office	Madagascar	Seaboard Freight & Shipping Jamaica
Merriam, Kansas	Congo Poultry Limited*	Limited
Processing Plant	Minoterie de Matadi, S.A.R.L.*	Jamaica
Guymon, Oklahoma	Societe Africaine de Developpement	Seaboard Honduras, S.de R.L. de C.V.
High Plains Bioenergy, LLC	Industriel Alimentaire*	Honduras
Guymon, Oklahoma	Democratic Republic of Congo	Seaboard Marine (Trinidad) Ltd.
Seaboard de Mexico USA LLC	Minoterie du Congo, S.A.	Trinidad
Mexico	Republic of Congo	Seaboard Marine of Haiti, S.E.
Daily’s Premium Meats, LLC*	Moderna Alimentos, S.A.*	Haiti
Salt Lake City, Utah	Molinos Champion, S.A.*	SEADOM, S.A.
Missoula, Montana	Ecuador	Dominican Republic
Commodity Trading and Milling	Paramount Mills (Pty) Ltd.*	SeaMaritima S.A. de C.V.
Commodity Trading Operations	South Africa	Mexico
Australia*	National Milling Corporation Limited	Sugar
Canada	Zambia	Alconoa S.R.L.
Chapel Hill, North Carolina	Unga Holdings Limited*	Ingenio y Refineria San Martin del
Colombia	Kenya and Uganda	Tabacal SRL
Ecuador	Marine	Argentina
Greece	Seaboard Marine Ltd.	Power
Isle of Man	Marine Division Office	Transcontinental Capital Corp.
Kenya	Miami, Florida	(Bermuda) Ltd.
Peru*	Port Operations	Dominican Republic
Singapore	Brooklyn, New York	Turkey
South Africa	Houston, Texas	Butterball LLC*
Africa Poultry Development Limited*	Miami, Florida	Division Office
Kenya and Zambia	New Orleans, Louisiana	Garner, North Carolina
Belarina Alimentos S.A.*	Agencias Generales Conaven, C.A.	Processing Plants
Brazil	Venezuela	Huntsville, Arkansas
Compania Industrial de Productos	Agencia Maritima del Istmo, S.A.	Ozark, Arkansas
Agreopecuarios SA*	Costa Rica	Carthage, Missouri
Rafael del Castillo & Cia. S.A*	Cayman Freight Shipping Services, Ltd.	Mt. Olive, North Carolina
Colombia	Cayman Islands	Further Processing Plants
Gambia Milling Corporation*	JacintoPort International LLC	Jonesboro, Arkansas
Gambia	Houston, Texas	Montgomery, Illinois
National Milling Company	Representaciones Maritimas y Aereas, S.A.	Other
of Guyana, Inc.	Guatemala	Mount Dora Farms de Honduras,
Guyana	Sea Cargo, S.A.	S.R.L.
Les Moulins d’Haiti S.E.M.*	Panama	Honduras
Haiti	Seaboard de Colombia, S.A.	Mount Dora Farms Inc.
Lesotho Flour Mills Limited*	Colombia	Houston, Texas
Lesotho

*Represents a non-controlled, non-consolidated affiliate

2014 Annual Report	5

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

Seaboard’s Pork Division has an agreement with a similar size pork processor, Triumph Foods LLC (Triumph), to market substantially all of the pork products produced at Triumph’s plant in St. Joseph, Missouri. The agreement enhances the efficiency of Seaboard’s sales and marketing efforts and expands Seaboard’s geographic footprint. Seaboard receives a fee on a per head basis on all Triumph products.  In 2014, Seaboard was ranked number 3 in pork production and number 4 in processing in the U.S. (including Triumph volume).

As of September 27, 2014, Seaboard’s Pork Division sold to Triumph a 50% interest in its processed meats division, Daily’s Premium Meats (Daily’s).  As a result, Seaboard’s Pork Division now has a 50% non-controlling interest in Daily’s. Daily’s produces and markets raw and pre-cooked bacon, ham and sausage primarily for the food service industry and, to a lesser extent, retail markets.  Daily’s has two further processing plants located in Salt Lake City, Utah and Missoula, Montana. Seaboard and Triumph each supply raw product to Daily’s.

Commodity Trading and Milling Division

Seaboard’s Commodity Trading and Milling Division is an integrated agricultural commodity trading and processing and logistics operation.  This division sources, transports and markets approximately nine million metric tons per year of wheat, corn, soybean meal and other commodities primarily to third party customers and affiliated companies. These commodities are purchased worldwide, with primary destinations in Africa, South America and the Caribbean. Seaboard integrates the delivery of commodities to its customers through the use of company owned and short-term chartered bulk carriers.

Seaboard’s Commodity Trading and Milling Division operates facilities in 23 countries. The commodity trading business has ten offices in nine countries in addition to two non-consolidated affiliates in two other countries. The grain processing businesses operate facilities at 31 locations in 16 countries, and include five consolidated and fourteen non-consolidated affiliates primarily in Africa, South America and the Caribbean. Seaboard and its affiliates produce approximately four million metric tons of wheat flour, maize meal and manufactured feed per year in addition to other related grain based products.

6	2014 Annual Report

SEABOARD CORPORATION

Division Summaries

Marine Division

Seaboard’s Marine Division provides cargo shipping services between the United States, the Caribbean Basin and Central and South America. Seaboard’s primary operations, located in Miami, include an off-port warehouse for cargo consolidation and temporary storage and a terminal at Port Miami. At the Port of Houston, Seaboard operates a cargo terminal facility that includes on-dock warehouse space for temporary storage of bagged grains, resins and other cargoes. Seaboard also makes scheduled vessel calls to Brooklyn, New York, New Orleans, Louisiana and various foreign ports in the Caribbean Basin and Central and South America.

This Division’s fleet consists of chartered and, to a lesser extent, owned vessels, and includes dry, refrigerated and specialized containers and other cargo related equipment. Seaboard is the largest shipper in terms of cargo volume in Port Miami. Seaboard provides extensive service between our domestic ports of call and multiple foreign destinations.

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

Sugar Division

In Argentina, Seaboard grows sugarcane, produces and refines sugar and produces alcohol.  The sugar is primarily marketed locally, with some exports to the United States and other South American countries. Seaboard’s sugar processing plant, one of the largest in Argentina, has an annual capacity to produce approximately 250,000 metric tons of sugar and approximately 15 million gallons of alcohol per year. The mill is located in the Salta Province of Argentina, with administrative offices in Buenos Aires. Land owned by Seaboard in Argentina is planted primarily with sugarcane, which supplies the majority of the raw material processed. Depending on local market conditions, sugar may also be purchased from third parties for resale.  In addition, this division sells dehydrated alcohol to certain oil companies under the Argentine governmental bio-ethanol program, which requires alcohol to be blended with gasoline.  This division also owns a 51 megawatt cogeneration power plant.  The plant is fueled by the burning of sugarcane by-products during the harvest season, which is typically between May and November.

Power Division

In the Dominican Republic, Seaboard is an independent power producer generating electricity for the local power grid from one owned floating power generating facility with a capacity to generate 108 megawatts. Seaboard previously leased another facility under a short-term lease which was canceled during 2014.  Seaboard is not directly involved in the transmission or distribution of electricity.  Seaboard primarily sells power on the spot market.  Principal buyers are government-owned distribution companies and partially government-owned generation companies.

Other Divisions

Seaboard has a 50 percent non-controlling voting interest in Butterball, LLC (Butterball). Butterball is the largest vertically integrated producer, processor and marketer of branded and non-branded turkey and other products in the United States. Butterball has four processing plants, two further processing plants and numerous live production and feed milling operations located in North Carolina, Arkansas, Missouri, Illinois and Kansas. Butterball produces approximately one billion pounds of turkey each year. Butterball is a national supplier to retail and foodservice outlets, and also exports products to Mexico and numerous other foreign markets.

Seaboard processes jalapeño peppers at its plant in Honduras, which are primarily shipped to and sold in the United States.

2014 Annual Report	7

SEABOARD CORPORATION

Summary of Selected Financial Data

	Years ended December 31,
(Thousands of dollars except per share amounts)	2014	2013	2012	2011	2010
Net sales	$6,473,076	$6,670,414	$6,189,133	$5,746,902	$4,385,702
Operating income	$423,559	$204,864	$309,661	$407,204	$321,066
Net earnings attributable to Seaboard	$365,270	$205,236	$282,311	$345,847	$283,611
Basic earnings per common share	$309.96	$171.92	$234.54	$284.66	$231.69
Total assets	$3,677,320	$3,418,048	$3,347,781	$3,006,728	$2,734,086
Long-term debt, less current maturities	$-	$80,480	$120,825	$116,367	$91,407
Stockholders’ equity	$2,720,273	$2,479,970	$2,308,189	$2,079,467	$1,778,249
Dividends per common share	$-	$-	$12.00	$-	$9.00

As of September 27, 2014, Seaboard’s Pork segment sold to Triumph Foods LLC a 50% interest in Daily’s Premium Meats, its processed meats division.  Included in net earnings attributable to Seaboard for 2014 is a gain on sale of controlling interest in subsidiary of $40,233,000 net of taxes, or $34.14 per common share ($65,955,000 gain before taxes).

On January 2, 2013, the American Taxpayer Relief Act of 2012 (the Tax Act) was signed into law.  As the Tax Act was signed into law in 2013, the effects of the retroactive provisions in the new law on current and deferred taxes assets and liabilities for Seaboard were recorded in the first quarter of 2013.  The total impact was a tax benefit of $7,945,000, or $6.66 per common share, recorded in the first quarter of 2013 related to certain 2012 income tax credits.  In addition to this amount was a credit of approximately $11,260,000, or $9.43 per common share, for 2012 Federal blender’s credits that was recognized as revenues in the first quarter of 2013.  There was no tax expense on this transaction.

In December 2012, Seaboard declared and paid a dividend of $12.00 per common share.  The increased amount of the dividend (which has historically been $0.75 per common share on a quarterly basis or $3.00 per common share on an annual basis) represented a prepayment of the annual 2013, 2014, 2015 and 2016 dividends ($3.00 per common share per year).  Seaboard does not currently intend to declare any further dividends for the years 2015 and 2016. Seaboard did not declare a dividend in 2014, 2013 and 2011. In 2010, Seaboard declared and paid dividends of $9.00 per common share, which included a prepayment of the annual 2011 and 2012 dividends ($3.00 per common share per year). Basic and diluted earnings per common share are the same for all periods presented.

In 2011, Seaboard closed the sale of its two floating power generating facilities in the Dominican Republic resulting in a gain on sale of assets of $52,923,000, or $43.56 per common share, included in operating income.  There was no tax expense on this transaction.

8	2014 Annual Report

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

The following graph shows a five-year comparison of cumulative total return for Seaboard, the NYSE MKT Index and the companies comprising the Dow Jones Food and Marine Transportation Industry indices, weighted by market capitalization for the five fiscal years commencing December 31, 2009 and ending December 31, 2014.  The information presented in the performance graph is historical in nature and is not intended to represent or guarantee future returns.

The comparison of cumulative total returns presented in the above graph was plotted using the following index values and common stock price values:

	12/31/09	12/31/10	12/31/11	12/31/12	12/31/13	12/31/14

Seaboard Corporation	$ 100.00	$ 148.31	$ 151.66	$ 189.39	$ 209.23	$ 314.26
NYSE MKT Composite	$ 100.00	$ 129.56	$ 133.75	$ 140.87	$ 150.79	$ 153.24
Peer Group	$ 100.00	$ 113.14	$ 130.19	$ 140.29	$ 188.47	$ 211.18

2014 Annual Report	9

SEABOARD CORPORATION

Quarterly Financial Data (unaudited)

(UNAUDITED)	1st	2nd	3rd	4th	Total for
(Thousands of dollars except per share amounts)	Quarter	Quarter	Quarter	Quarter	the Year
2014
Net sales	$1,479,636	$1,694,591	$1,622,641	$1,676,208	$6,473,076
Operating income	$65,203	$134,339	$96,086	$127,931	$423,559
Net earnings attributable to Seaboard	$48,166	$93,677	$104,749	$118,678	$365,270
Earnings per common share	$40.55	$79.01	$89.49	$101.39	$309.96
Dividends per common share	$-	$-	$-	$-	$-

Closing market price range per common share:
High	$2,771.00	$3,069.45	$3,097.60	$4,197.95
Low	$2,455.01	$2,356.00	$2,480.15	$2,606.00
2013
Net sales	$1,582,296	$1,684,039	$1,648,105	$1,755,974	$6,670,414
Operating income	$63,458	$53,549	$33,770	$54,087	$204,864
Net earnings attributable to Seaboard	$57,454	$39,547	$30,969	$77,266	$205,236
Earnings per common share	$47.98	$33.07	$25.99	$64.91	$171.92
Dividends per common share	$-	$-	$-	$-	$-

Closing market price range per common share:
High	$2,881.94	$2,825.92	$2,945.00	$2,874.99
Low	$2,504.00	$2,594.78	$2,680.00	$2,695.70

On December 19, 2014, the Tax Increase Prevention Act of 2014 (the 2014 Tax Act) was signed into law.  The 2014 Tax Act extended for 2014 only many expired corporate income tax provisions that impact current and deferred taxes for financial reporting purposes. The total annual effects of the provisions in the new law on current and deferred taxes assets and liabilities for Seaboard were recorded in the fourth quarter of 2014.  The impact was a tax benefit of $11,410,000, or $9.75 per common share, primarily related to certain income tax credits.  In addition to this amount was a credit of $15,450,000, or $13.20 per common share, for the 2014 Federal blender’s credits that was recognized as revenues in the fourth quarter of 2014.  There was no tax expense on this transaction.

As of September 27, 2014, Seaboard’s Pork segment sold to Triumph Foods LLC a 50% interest in Daily’s Premium Meats, its processed meats division.  Included in net earnings attributable to Seaboard for third and fourth quarters of 2014 is a gain on sale of controlling interest in subsidiary of $39,279,000 and $954,000, respectively, net of taxes, or $33.56 per common share and $0.82 per common share, respectively ($65,955,000 total gain before taxes).

On January 2, 2013, the American Taxpayer Relief Act of 2012 (the Tax Act) was signed into law.  As the Tax Act was signed into law in 2013, the effects of the retroactive provisions in the new law on current and deferred taxes assets and liabilities for Seaboard were recorded in the first quarter of 2013.  The total impact was a tax benefit of $7,945,000, or $6.63 per common share, recorded in the first quarter of 2013 related to certain 2012 income tax credits.  In addition to this amount was a credit of approximately $11,260,000, or $9.40 per common share, for 2012 Federal blender’s credits that was recognized as revenues in the first quarter of 2013.  There was no tax expense on this transaction.

No dividends were paid during 2014 or 2013 as they were declared and prepaid in December 2012.  During 2014, Seaboard repurchased 1,667 and 16,738 common shares in the first and second quarters, respectively.  During 2013, Seaboard repurchased 147, 4,945, 1,338 and 2,275 common shares in the first, second, third and fourth quarters, respectively.

10	2014 Annual Report

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

Pork Segment

The Pork segment is primarily a U.S. business, with some export sales to Japan, Mexico, and numerous other foreign markets. Revenues from the sale of pork products are primarily generated from a single hog processing plant in Guymon, Oklahoma, which generally operates at daily double shift processing capacity of approximately 20,000 hogs and a ham boning and processing plant in Mexico. In 2014, Seaboard raised approximately 75% of the hogs processed at the Guymon plant, with the remaining hog requirements purchased primarily under contracts from independent producers. This segment is Seaboard’s most capital intensive segment, representing approximately 49% of Seaboard’s total fixed assets in addition to material amounts of inventories.

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

At the end of the third quarter of 2014, Seaboard’s Pork segment sold to Triumph a 50% interest in its processed meats division, Daily’s Premium Meats (Daily’s).  As a result, Seaboard’s Pork segment now has a 50% non-controlling interest in Daily’s. Daily’s produces and markets raw and pre-cooked bacon, ham and sausage primarily for the food service industry and, to a lesser extent, retail markets.  Daily’s has two further processing plants located in Salt Lake City, Utah and Missoula, Montana. Seaboard and Triumph each supply raw product to Daily’s.

Commodity Trading and Milling Segment

The Commodity Trading and Milling segment, which is managed under the name of Seaboard Overseas and Trading Group, primarily operates overseas and is an integrated agricultural commodity trading and processing and logistics operation with locations in Africa, South America, the Caribbean, Europe and Asia. These foreign operations can be significantly impacted by changes in local crop production, political instability and local government policies, as well as fluctuations in economic and industry conditions and currency fluctuations. This segment’s sales are also significantly affected by fluctuating prices of various commodities, such as wheat, corn, soybean meal and, to a lesser degree, various other agricultural commodity products. Although this segment owns four ships, the majority of the third party trading business is transacted with short-term chartered ships. Freight rates, influenced by available charter capacity for worldwide trade in bulk cargoes, and related fuel costs affect business volumes and margins. The grain processing businesses, both consolidated and non-consolidated affiliates, operate in foreign and, in most cases, lesser developed countries. Flour exports of various countries can exacerbate volatile market conditions that

2014 Annual Report	11

SEABOARD CORPORATION

Management’s Discussion & Analysis

may have a significant impact on both the trading and milling businesses’ sales and operating income. This segment is Seaboard’s most working capital intensive segment, representing approximately 39% of Seaboard’s total working capital at December 31, 2014, and primarily consisted of inventories and receivables.

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

Marine Segment

The Marine segment provides cargo shipping services primarily between the United States and 26 countries in the Caribbean Basin, Central and South America. Fluctuations in economic conditions and political instability in the regions or countries in which Seaboard operates, most notably Venezuela in recent years, may affect trade volumes and operating profits. In addition, cargo rates can fluctuate depending on local supply and demand for shipping services. This segment time-charters or leases the majority of its ocean cargo vessels and is thus affected by fluctuations in charter hire rates, as well as fuel costs.

Seaboard continues to explore ways to increase volumes on existing routes, while seeking opportunities to broaden its route structure in the regions it serves.

Sugar Segment

The Sugar segment operates a vertically integrated sugar and alcohol production facility in Argentina. This segment’s sales and operating income are significantly affected by local and worldwide sugar prices. Domestic sugar production levels in Argentina may affect the local price.  Global sugar price fluctuations, to a lesser extent, have an impact in Argentina as well.  Depending on local market conditions, this business purchases sugar from third parties for resale. Over the past several years, Seaboard has taken a number of steps to enhance the efficiency of its operations and expand its sugar and alcohol production capacity. This segment sells dehydrated alcohol to certain oil companies under an Argentine government bio-ethanol program, which mandates alcohol to be blended with gasoline.  This segment also owns a 51 megawatt cogeneration power plant which is fueled by the burning of sugarcane by-products during the harvest season, which is typically between May and November.

The functional currency of the Sugar segment is the Argentine peso. The currency exchange rate can have an impact on reported U.S. dollar sales, operating income and cash flows. Following several years of heavy capital investment in this segment to expand production capacity and to construct a 51 megawatt cogeneration power plant, financing needs for this segment were minimal in 2014 and should remain minimal in 2015. Seaboard continues to explore various ways to improve and expand this segment.

Power Segment

The Power segment is an independent power producer in the Dominican Republic (DR) generating electricity from a system of diesel engines mounted on a floating power generating facility for the local power grid. Seaboard previously leased another facility under a short-term lease which was canceled during 2014.  Seaboard primarily sells power on the spot market primarily to government-owned distribution companies and partially government-owned generation companies.  This segment is subject to delays in obtaining timely collections from sales to these government related entities.  In some prior years, operating cash flows have fluctuated from inconsistent customer collections.

Supply of power in the DR is determined by a government body and is subject to fluctuations based on government budgetary constraints. While fuel is this segment’s largest cost component and is subject to price swings, higher fuel costs generally have been passed on to customers.  Seaboard may pursue further power industry investments in the future.

Turkey Segment

In December 2010, Seaboard purchased a 50 percent non-controlling voting interest in Butterball, LLC (Butterball). Butterball is a vertically integrated producer, processor and marketer of branded and non-branded turkey and other products. Butterball has four processing plants, two further processing plants and numerous live production and feed milling operations located in North Carolina, Arkansas, Missouri, Illinois and Kansas. Sales prices are directly

12	2014 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

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

LIQUIDITY AND CAPITAL RESOURCES

Summary of Sources and Uses of Cash

Cash and short-term investments as of December 31, 2014 increased $181.3 million from December 31, 2013.  The increase was primarily the result of net cash from operating activities of $374.1 million, proceeds from sale of controlling interest in subsidiary of $74.1 million and increases in notes payable of $16.9 million.  Partially offsetting the increase was cash used for capital expenditures of $121.2 million, principal payments of long-term debt of $91.4 million, repurchases of common stock of $53.8 million and investments in affiliates of $31.4 million. Cash from operating activities increased $249.1 million for 2014 primarily as a result of changes in working capital, principally from changes in receivables.  Receivables were relatively unchanged for 2014 compared to 2013, principally related to significant collections of past due amounts in the Power segment offsetting other segments’ increases, while receivables increased significantly in 2013 compared to 2012 for the Power segment and U.S. income tax receivables.

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

Capital Expenditures, Acquisitions and Other Investing Activities

During 2014, Seaboard invested $121.2 million in property, plant and equipment, of which $54.2 million was expended in the Pork segment, $21.4 for the Commodity Trading and Milling segment and $29.4 million in the Marine segment.  The Pork segment expenditures were primarily for improvements to existing facilities and related equipment, additional finishing barns and compressed natural gas semi-tractors and related refueling stations.  The Commodity Trading and Milling segment expenditures were primarily for payments related to building four vessels as discussed below.  The Marine segment expenditures were primarily for purchases of cargo carrying and handling equipment.  All other capital expenditures were of a normal recurring nature and primarily included replacements of machinery and equipment, and general facility modernizations and upgrades.

The total 2015 capital expenditures budget is $229.1 million. The Pork segment plans to spend $71.3 million primarily for improvements to existing facilities and related equipment, additional finishing barns and compressed natural gas semi-tractors and related refueling stations. The Commodity Trading and Milling segment plans to spend $75.2 million primarily for payments of $58.8 million for four dry bulk vessels being built for a total estimated cost of $90.0 million and improvements to existing facilities and related equipment. However, Seaboard currently anticipates selling and leasing back these four vessels as they are completed which would result in Seaboard receiving back the amounts spent to build at each individual lease inception with no gain or loss on sale.  Payments under the lease agreements will be finalized upon delivery of the vessels.  The four vessels are scheduled for delivery in 2015.  The Marine segment has budgeted $62.1 million primarily for additional cargo carrying and handling equipment and purchase of an additional containerized cargo vessel. In addition, management will be evaluating whether to purchase additional containerized cargo vessels for the Marine segment during 2015.  The balance of $20.5 million is planned to be spent in all other businesses primarily for normal upgrades to existing operations. Management anticipates paying for these capital expenditures from a combination of available cash, the use of available short-term investments and Seaboard’s available borrowing capacity.

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

2014 Annual Report	13

SEABOARD CORPORATION

Management’s Discussion & Analysis

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

During 2012, Seaboard invested $158.8 million in property, plant and equipment, of which $52.3 million was expended in the Pork segment, $22.8 million in the Commodity Trading and Milling segment, $35.4 million in the Marine segment, $22.1 million in the Sugar segment and $25.0 million in the Power segment.  The Pork segment expenditures were primarily for additional finishing barns, improvements to existing facilities and related equipment and construction of a new feed mill.  The Commodity Trading and Milling segment expenditures were primarily for the purchase of a dry bulk vessel and for a down payment of $8.3 million made in July 2012 on four dry bulk vessels being built as discussed above. The Marine segment expenditures were primarily for purchases of cargo carrying and handling equipment and the purchase of a cargo vessel.  In the Sugar segment, the capital expenditures were primarily for expansion of cane growing operations and normal upgrades to existing operations.  The Power segment expenditures were primarily used to complete the construction in the Dominican Republic of a 108 megawatt power generating facility, which began commercial operations in March 2012.  The total cost of the project was $136.0 million, including capitalized interest.  All other capital expenditures were of a normal recurring nature and primarily included replacements of machinery and equipment, and general facility modernizations and upgrades.

As of September 27, 2014, Seaboard’s Pork segment sold to Triumph Foods, LLC a 50% interest in its Daily’s Premium Meats division for cash of $74.1 million.  In September 2014, Seaboard invested $17.3 million in a cargo terminal business in Jamaica for a 21% non-controlling interest.  See Note 4 to the Consolidated Financial Statements for further discussion.

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

Beginning in 2010, Seaboard invested in a bakery built in the Democratic Republic of Congo for a 50 percent non-controlling interest in this business. During 2014, 2013 and 2012, Seaboard invested $2.6 million, $4.5 million, and $24.8 million, respectively, in equity, long-term advances and long-term notes receivable for a total investment of $53.4 million in this business. The bakery began operations in the fourth quarter of 2012. See Note 4 to the Consolidated Financial Statements for further discussion of this investment.

Starting in 2011, Seaboard began to invest in various limited partnerships as a limited partner that are expected to enable Seaboard to obtain certain low income housing tax credits over a period of approximately ten years.  During 2014, 2013 and 2012, Seaboard invested $0.1 million, $3.8 million and $8.4 million, respectively.  Additional investments are required to be made in future years but are not deemed material in total.

In February 2015, Seaboard committed to invest in a limited liability company that will operate a refined coal processing plant in Oklahoma.  Production of refined coal generates federal income tax credits.  Seaboard’s funding commitment for this company can vary depending on production and, based on current production estimates, is anticipated to be approximately $7.0 million in 2015 with anticipated future annual contributions of between $4.0 million and $9.0 million per year until 2021, for a total estimate of approximately $53.0 million.

14	2014 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

Financing Activities, Debt and Related Covenants

The following table presents a summary of Seaboard’s available borrowing capacity as of December 31, 2014.  At December 31, 2014, there were no borrowings outstanding under the committed lines of credit and borrowings under the uncommitted lines of credit totaled $75.5 million, with all such borrowings related to foreign subsidiaries.  On October 24, 2014, Seaboard entered into a Credit Agreement for a committed line of credit totaling $50.0 million related to a foreign subsidiary for the Commodity Trading and Milling segment.  This credit facility matures on October 23, 2015.  See Note 7 to the Consolidated Financial Statements for further discussion.

Total amount
(Thousands of dollars)	available
Long-term credit facility – committed	$200,000
Short-term credit facility – committed	50,000
Short-term uncommitted demand notes	243,620
Total borrowing capacity	493,620
Amounts drawn against lines	(75,524)
Letters of credit reducing borrowing availability	(1,544)
Available borrowing capacity at December 31, 2014	$416,552

In July 2014, Seaboard provided notice of optional prepayment to its lenders related to a credit agreement with an original maturity date of 2021.  The total principal payment of $85.5 million was made on August 29, 2014.  During 2012, Seaboard borrowed $32.7 million from this credit agreement. In November 2013, Seaboard provided notice of call for early redemption to holders of certain Industrial Development Revenue Bonds (IDRBs) effective December 20, 2013 and paid $18.0 million in the fourth quarter of 2013.  In April 2013, Seaboard provided notice of call for early redemption to holders of certain IDRBs effective May 13, 2013 and paid $10.8 million in the second quarter of 2013.  In December 2012, Seaboard provided notice of call for early redemption to holders of certain IDRBs effective January 14, 2013 and paid $13.0 million in the first quarter of 2013. See Note 7 to the Consolidated Financial Statements for further discussion.

As of December 31, 2014, Seaboard has capacity under existing loan covenants to undertake additional debt financings of approximately $2,185.5 million.  As of December 31, 2014, Seaboard was in compliance with all restrictive covenants related to these loans and facilities.  See Note 7 to the Consolidated Financial Statements for a summary of the material terms of Seaboard’s credit facilities, including financial ratios and covenants.

As of December 31, 2014, Seaboard had cash and short-term investments of $527.0 million, additional total working capital of $891.1 million and a $200.0 million long-term committed line of credit maturing on February 20, 2018.  Accordingly, management believes Seaboard’s combination of internally generated cash, liquidity, capital resources and borrowing capabilities will be adequate for its existing operations and any currently known potential plans for expansion of existing operations or business segments for 2015.  Management intends to continue seeking opportunities for expansion in the industries in which Seaboard operates, utilizing existing liquidity, available borrowing capacity and other financing alternatives.

As of December 31, 2014, $76.7 million of the $527.0 million of cash and short-term investments were held by Seaboard’s foreign subsidiaries and Seaboard could be required to accrue and pay taxes to repatriate these funds if needed for Seaboard’s operations in the U.S.  However, Seaboard’s intent is to permanently reinvest these funds outside the U.S. and current plans do not demonstrate a need to repatriate them to fund Seaboard’s U.S. operations.

Seaboard used cash to repurchase 18,405, 8,705 and 12,937 shares of common stock at a total price of $53.8 million, $23.6 million and $26.8 million in 2014, 2013 and 2012, respectively. See Note 11 to the Consolidated Financial Statements for further discussion.

In December 2012, Seaboard declared and paid a dividend of $12.00 per share on the common stock which represented a prepayment of the annual 2013, 2014, 2015 and 2016 dividends ($3.00 per share per year).  Seaboard does not currently intend to declare any further dividends for the years 2015 and 2016.  Seaboard did not declare or pay any dividends in 2014, 2013 and 2011.  In December 2010, Seaboard declared and prepaid the 2012 and 2011 dividends of $3.00 per share per year.

2014 Annual Report	15

SEABOARD CORPORATION

Management’s Discussion & Analysis

Contractual Obligations and Off-Balance Sheet Arrangements

The following table provides a summary of Seaboard’s contractual obligations as of December 31, 2014.

	Payments due by period
		Less than	1-3	3-5	More than
(Thousands of dollars)	Total	1 year	years	years	5 years
Vessel time and voyage-charter commitments	$174,529	$58,223	$38,366	$36,500	$41,440
Contract grower finishing agreements	41,455	11,124	20,622	9,687	22
Other operating lease payments	332,626	25,407	47,479	47,351	212,389
Total lease obligations	548,610	94,754	106,467	93,538	253,851
Other long-term liabilities	87,746	4,283	12,968	15,217	55,278
Short-term notes payable	75,524	75,524	-	-	-
Interest payments	7,739	4,288	2,257	1,050	144
Other purchase commitments	1,055,414	786,288	212,902	56,158	66
Total contractual cash obligations and commitments	$1,775,033	$965,137	$334,594	$165,963	$309,339

The Marine segment enters into contracts to time-charter vessels for use in its operations. To support the operations of the Pork segment, Seaboard has contract grower finishing agreements in place with farmers to raise a portion of Seaboard’s hogs. Seaboard has entered into grain and feed ingredient purchase contracts to support the live hog operations of the Pork segment, and has contracted for the purchase of additional hogs from third parties. The Commodity Trading and Milling segment enters into commodity purchase contracts, primarily to support sales commitments. Seaboard also leases various facilities and equipment under non-cancelable operating lease agreements. Seaboard guarantees to third parties were not material as of December 31, 2014. See Note 10 to the Consolidated Financial Statements for a further discussion and for a more detailed listing of other purchase commitments.

Other long-term liabilities in the table above represent expected benefit payments for various non-qualified pension plans and supplemental retirement arrangements as discussed in Note 9 to the Consolidated Financial Statements, which are unfunded obligations that are deemed to be employer contributions. No contributions are planned at this time to the two qualified pension plans. Non-current deferred income taxes and certain other long-term liabilities on the Consolidated Balance Sheets are not included in the table above as management is unable to reliably estimate the timing of the payments for these items. In addition, deferred revenues and other deferred credits included in other long-term liabilities on the Consolidated Balance Sheets have been excluded from the table above since they do not represent contractual obligations.

Interest payments in the table above include the net payments for interest rate exchange agreements based on the fixed amounts paid and the variable amount received, which is estimated using the projected yield as of December 31, 2014.

RESULTS OF OPERATIONS

Net sales for the years ended December 31, 2014, 2013 and 2012 were $6,473.1 million, $6,670.4 million and $6,189.1 million, respectively. The decrease in net sales for 2014 compared to 2013 primarily reflected lower sales volume for the Power segment, lower cargo volumes in certain markets for the Marine segment and lower volumes of sugar sold for the Sugar segment. The increase in net sales for 2013 compared to 2012 primarily reflected higher sales for commodity trading from increased volumes to third parties and, to a lesser extent, increased sale prices as discussed below.

Operating income for the years ended December 31, 2014, 2013 and 2012 were $423.6 million, $204.9 million and $309.7 million, respectively. The increase for 2014 compared to 2013 primarily reflected higher prices for pork products sold.  The decrease for 2013 compared to 2012 primarily reflected increased operating costs and lower cargo rates for the Marine segment, lower sale prices and increased production costs for the sugar segment, and lower margins on wheat sales to a non-consolidated affiliate in Africa and, to a lesser extent, to third parties for the Commodity Trading and Milling segment.  Partially offsetting the decrease was higher biodiesel margins primarily from increased government payments for the Pork segment.

16	2014 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

Pork Segment

(Dollars in millions)	2014	2013	2012
Net sales	$1,717.3	$1,713.1	$1,638.4
Operating income	$349.0	$147.7	$122.6
Income from affiliate	$3.7	$-	$-

Net sales for the Pork segment increased $4.2 million for the year ended December 31, 2014 compared to 2013.  The increase was primarily the result of higher prices for pork products sold.  Partially offsetting the increase was lower sales volume of pork products from processing fewer internally grown hogs, lower sales prices and volumes for biodiesel, decreased payments received from the U.S. Government for biodiesel production, and the decrease in fourth quarter sales from the sale of a 50% interest in Daily’s as discussed in Note 4 to the Consolidated Financial Statements.  In December 2014, the Federal blender’s credit that Seaboard is entitled to receive for biodiesel it blends was reinstated for 2014, retroactive to January 1, 2014.  As a result, the 2014 Federal blender’s credit of $15.5 million was recorded as revenues in the fourth quarter of 2014.  See Note 12 to the Consolidated Financial Statements for further discussion of the Federal blender’s credit.

Operating income increased $201.3 million for the year ended December 31, 2014 compared to 2013.  The increase was primarily the result of higher prices for pork products sold and, to a lesser extent, lower feed costs for hogs internally grown.  Partially offsetting the increase was lower margins for biodiesel from items discussed above and increased costs for third party hogs.

Management is unable to predict future market prices for pork products or the cost of feed.  In addition, the Federal blender’s credit expired December 31, 2014.  However, management anticipates positive operating income for this segment in 2015, although significantly lower than 2014.

Income from affiliate is from Seaboard’s 50% proportionate share of 2014 fourth quarter earnings from Daily’s, accounted for using the equity method, as discussed in Note 4 to the Consolidated Financial Statements.

Net sales for the Pork segment increased $74.7 million for the year ended December 31, 2013 compared to 2012.  The increase primarily reflected higher prices for pork products sold in the domestic market and increased payments received from the U.S. government for biodiesel production in 2013 compared to 2012.  Partially offsetting the increase were lower sales volume of pork products in the domestic market and lower prices for biodiesel sold in 2013 compared to 2012.  U.S. Government payments included credits of $11.3 million recorded as revenues in the first quarter of 2013 related to the Tax Act, for the total Federal blender’s credits for 2012.  See Note 12 to the Consolidated Financial Statements for further discussion of the Federal blender’s credit.

Operating income increased $25.1 million for the year ended December 31, 2013 compared to 2012.  The increase was the result of higher biodiesel margins primarily from increased government payments, including the credit of $11.3 million, discussed above.  Higher prices for pork products were offset by increased costs, principally for hogs internally grown and, to a lesser extent, for third party hogs.  However, higher feed costs were offset by positive changes from using the LIFO method for determining certain inventory costs.

Commodity Trading and Milling Segment

(Dollars in millions)	2014	2013	2012
Net sales	$3,499.3	$3,501.5	$3,023.5
Operating income as reported	$53.9	$38.3	$71.9
Mark-to-market adjustments	(12.5)	3.7	0.9
Operating income excluding mark-to-market adjustments	$41.4	$42.0	$72.8
Income (loss) from affiliates	$(23.7)	$(0.6)	$10.5

Net sales for the Commodity Trading and Milling segment decreased $2.2 million for the year ended December 31, 2014 compared to 2013.  Lower sales prices for various commodities were principally offset by higher sales volumes for such commodities, especially corn.

Operating income increased $15.6 million for the year ended December 31, 2014, compared to 2013.  The increase primarily reflected fluctuations of $16.2 million of marking to market derivative contracts as discussed below.  Excluding the effects of mark-to-market adjustment for derivatives contracts as discussed below, operating income

2014 Annual Report	17

SEABOARD CORPORATION

Management’s Discussion & Analysis

decreased $0.6 million.  The decrease primarily reflected recoveries of $5.2 million in 2013 of inventory write-downs for customer contract performance issues recognized in prior years partially offset by improved operating income at certain milling locations.

Due to worldwide commodity price fluctuations, the uncertain political and economic conditions in the countries in which Seaboard operates and the current volatility in the commodity markets, management is unable to predict future sales and operating results for this segment. However, management anticipates positive operating income for this segment in 2015, excluding the effects of marking to market derivative contracts.

Had Seaboard not applied mark-to-market accounting to its derivative instruments, operating income for this segment in 2014 would have been lower by $12.5 million and in 2013 and 2012 would have been higher by $3.7 million and $0.9 million, respectively.  While management believes its commodity futures and options and foreign exchange contracts are primarily economic hedges of its firm purchase and sales contracts or anticipated sales contracts, Seaboard does not perform the extensive record-keeping required to account for these types of transactions as hedges for accounting purposes.  Accordingly, while the changes in value of the derivative instruments were marked to market, the changes in value of the firm purchase or sales contracts were not.  As products are delivered to customers, these existing mark-to-market adjustments should be primarily offset by realized margins or losses as revenue is recognized over time and thus, these mark-to-market adjustments could reverse in fiscal 2015.  Management believes eliminating these adjustments, as noted in the table above, provides a more reasonable presentation to compare and evaluate period-to-period financial results for this segment.

Loss from affiliates for the year ended December 31, 2014 increased by $23.1 million from 2013.  The increase primarily reflected a $10.8 million write-down recorded in the fourth quarter of 2014 as a result of a decline in value considered other than temporary for Seaboard’s investment in a bakery located in the Democratic Republic of Congo and losses incurred in 2014 from an affiliate in Brazil newly invested by Seaboard during the latter part of 2013.  See Note 4 to the Consolidated Financial Statements for further discussion of the write-down and investments in these affiliates.  Based on the uncertainty of local political and economic environments in the countries in which Seaboard’s affiliates operate, management cannot predict future results.

Net sales for the Commodity Trading and Milling segment increased $478.0 million for the year ended December 31, 2013 compared to 2012.  The increase primarily reflected higher sales for commodity trading from increased volumes to third parties for wheat, soybean meal and various agricultural commodities and, to a lesser extent, increased sale prices for soybean meal and soybeans.

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

Marine Segment

(Dollars in millions)	2014	2013	2012
Net sales	$852.7	$913.8	$969.6
Operating income (loss)	$(2.7)	$(25.8)	$26.1

Net sales for the Marine segment decreased $61.1 million for the year ended December 31, 2014, compared to 2013.  The decrease was primarily the result of lower cargo volumes in certain markets, most notably Venezuela, during 2014 compared to 2013.

Operating loss decreased by $23.1 million for the year ended December 31, 2014, compared to 2013.  The decrease, which occurred during the second half of 2014, was primarily the result of lower voyage costs, such as fuel costs and, to a lesser extent, charter hire, on a per unit shipped basis partially offset by lower operating results related to the Venezuela operations.  Management cannot predict changes in future cargo volumes and cargo rates or to what

18	2014 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

extent changes in economic conditions in markets served will affect net sales or operating income during 2015. However, based on recent improved market conditions, management anticipates this segment will be profitable in 2015.

Net sales for the Marine segment decreased $55.8 million for the year ended December 31, 2013, compared to 2012.  The decrease was primarily the result of lower volumes in certain markets, most notably Venezuela, and, to a lesser extent, decreased cargo rates in certain markets served during 2013 compared to 2012.

Operating income decreased by $51.9 million for the year ended December 31, 2013, compared to 2012.  The decrease was primarily the result of increased trucking costs and certain terminal operating costs on a per unit shipped basis impacted by the decreased volumes and, to a lesser extent, decreased cargo rates noted above.

Sugar Segment

(Dollars in millions)	2014	2013	2012
Net sales	$199.5	$245.5	$288.3
Operating income	$26.6	$24.5	$60.2
Income from affiliates	$0.7	$0.6	$0.1

Net sales for the Sugar segment decreased $46.0 million for the year ended December 31, 2014 compared to 2013.  The decrease primarily reflected lower volumes of sugar sold and, to a much lesser extent, lower sales prices for sugar.  Sugar sales are denominated in Argentine pesos and the lower sales prices for sugar in terms of U.S. dollars was the result of the exchange rate changes as the Argentine peso continued to weaken against the U.S. dollar in 2014, especially in the first quarter of 2014.  Management cannot predict sugar and alcohol prices for 2015, but management anticipates that the Argentine peso may continue to weaken against the U.S. dollar.

Operating income increased $2.1 million for the year ended December 31, 2014 compared to 2013.  The increase primarily represents a $4.3 million gain recorded in the second quarter of 2014 from a final insurance settlement for property damage and business interruption claims related to prior years and lower selling, general and administrative expenses from the exchange rate changes discussed above.  Partially offsetting the increase was lower income from sugar sales as a result of lower volumes of sugar sold and lower sales prices as noted above.  Management anticipates positive operating income for this segment in 2015, although lower than 2014.

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

Power Segment

(Dollars in millions)	2014	2013	2012
Net sales	$189.1	$283.8	$255.4
Operating income	$19.0	$42.9	$55.0

Net sales for the Power segment decreased $94.7 million for the year ended December 31, 2014 compared to 2013.  The decrease primarily reflected lower volumes and, to a lesser extent, lower spot market rates.  Although management cannot predict future spot market rates, sales volumes for 2015 are anticipated to be lower than 2014 as a result of cancelling the short-term leasing of a power generating facility on September 3, 2014 as discussed in Note 12 to the Consolidated Financial Statements.

Operating income decreased $23.9 million for the year ended December 31, 2014 compared to 2013. The decrease primarily reflected lower spot market rates and lower volumes partially offset by lower fuel costs per kilowatt hour generated and a gain on sale of assets of $5.0 million as discussed in Note 12 to the Consolidated Financial

2014 Annual Report	19

SEABOARD CORPORATION

Management’s Discussion & Analysis

Statements.  Management cannot predict future fuel costs or the extent that spot market rates will fluctuate compared to fuel costs.  However, management anticipates positive operating income for this segment in 2015.

Net sales for the Power segment increased $28.4 million for the year ended December 31, 2013 compared to 2012.  The increase primarily reflected increased volumes from operating the new power generating facility the entire first quarter in 2013.  The new power generating facility started operating in March 2012.

Operating income decreased $12.1 million for the year ended December 31, 2013 compared to 2012. The decrease primarily reflected higher operating costs and higher fuel costs per kilowatt hour generated, partially offset by higher production volumes noted above.

Turkey Segment

(Dollars in millions)	2014	2013	2012
Income (loss) from affiliate	$54.7	$(10.3)	$20.2

The Turkey segment, accounted for using the equity method, represents Seaboard’s investment in Butterball.  The increase in income from affiliate for 2014 compared to 2013 was primarily the result of lower feed costs and higher prices of turkey products sold.  In addition, Butterball incurred charges in 2013 for impairment of fixed assets related to the planned sale of its closed processing plant in Longmont, Colorado.  Seaboard’s proportionate share was $3.7 million recognized in loss from affiliate for 2013.  This plant was sold in the second quarter of 2014 for approximately the remaining net book value. Management anticipates positive income for this segment in 2015.

The decrease in income from affiliate for 2013 compared to 2012 was primarily the result of higher feed costs and, to a lesser extent, various production inefficiencies experienced especially during the fourth quarter of 2013 related to the Montgomery, Illinois operation acquired in December 2012.  In addition, Butterball incurred additional charges in 2013 for impairment of fixed assets related to the Longmont, Colorado facility as discussed above.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses for the year ended December 31, 2014 decreased by $9.5 million over 2013 to $254.5 million.  The decrease was primarily the result of lower expenses for the Sugar segment from the exchange rate changes discussed above and lower bad debt expense.  As a percentage of revenues, SG&A decreased to 3.9% for 2014 compared to 4.0% for 2013.

SG&A expenses for the year ended December 31, 2013 increased by $12.6 million over 2012 to $264.0 million.  The increase was primarily the result of increased administrative expenses and personnel costs in most segments.  As a percentage of revenues, SG&A decreased to 4.0% for 2013 compared to 4.1% for 2012.

Interest Expense

Interest expense totaled $20.2 million, $11.4 million and $11.0 million for the years ended December 31, 2014, 2013 and 2012, respectively.  The increase in 2014 compared to 2013 primarily reflected higher interest rates on notes payable related to foreign subsidiaries and a $3.8 million charge for early payment of debt, as discussed in Note 7.

Interest Income

Interest income totaled $14.0 million, $17.6 million and $11.1 million for the years ended December 31, 2014, 2013 and 2012, respectively.  The decrease for 2014 compared to 2013 primarily reflected a decrease in interest received on outstanding customer receivable balances in the Power segment.  The increase for 2013 compared to 2012 primarily reflected an increase in interest received on outstanding customer receivable balances in the Power segment.

Interest Income from Affiliates

Interest income from affiliates totaled $27.4 million, $24.7 million and $20.6 million for the years ended December 31, 2014, 2013 and 2012, respectively.  The increases primarily represented increased interest income from notes receivable from Butterball.

Other Investment Income, Net

Other investment income, net totaled $2.1 million, $7.8 million and $8.5 million for the years ended December 31, 2014, 2013 and 2012, respectively.  The fluctuations primarily reflect mark-to-market fluctuations from investments, especially high yield trading debt securities in 2014.

20	2014 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

Foreign Currency Gains (Losses), Net

Foreign currency gains (losses), net totaled $(9.3) million, $0.1 million and $0.4 million for the years ended December 31, 2014, 2013 and 2012, respectively.  The increase in foreign currency losses, net in 2014 compared to 2013 reflects increased losses related to multiple currencies with the more significant changes related to the Euro Zone euro, Zambian kwacha and South African rand.  Seaboard operates in many foreign countries which are less developed than the U.S.  The political and economic conditions of these markets, along with fluctuations in the value of the U.S. dollar cause volatility in currency exchange rates which exposes Seaboard to fluctuating foreign currency gains and losses which cannot be predicted by Seaboard.  Although Seaboard does not utilize hedge accounting, the commodity trading business does utilize foreign currency exchange contracts to manage its risks and exposure to foreign currency fluctuations primarily related to the South African rand and the Euro Zone euro.  Management believes these gains and losses, including the mark-to-market effects, of these foreign currency contracts relate to the underlying commodity transactions and classifies such gains and losses in cost of sales.

Gain on Sale of Controlling Interest in Subsidiary

Seaboard’s Pork segment sold to Triumph Foods, LLC a 50% interest in its Daily’s Premium Meats division resulting in a pre-tax gain of $66.0 million recognized in the third quarter of 2014 related to this transaction. See Note 4 to the Consolidated Financial Statements for further discussion.

Miscellaneous, Net

Miscellaneous, net totaled $(5.1) million, $5.9 million and $(3.0) million for the years ended December 31, 2014, 2013 and 2012, respectively. Miscellaneous, net primarily reflected mark-to-market fluctuations on interest rate exchange agreements.

Income Tax Expense

The effective tax rate for 2014 was higher than 2013 primarily as the mix of domestic and foreign earnings for 2014 fluctuated from prior year resulting in more income taxed at a higher tax rate and because the 2013 rate included two years of tax benefits due to the retroactive nature of the Tax Act as discussed below.  The effective tax rate for 2013 was lower than 2012 primarily from tax-exempt income related to biodiesel production recognized in 2013 and a one-time tax benefit of $7.9 million recorded in 2013 related to certain 2012 income tax credits as further discussed in Note 6 to the Consolidated Financial Statements.  Excluding these tax benefits, the effective tax rate for 2013 was higher than 2012 as the mix of domestic and foreign earnings fluctuated.  Certain U.S. income tax provisions expired on December 31, 2014.  Seaboard’s effective tax rate could increase in 2015 compared to 2014 related to domestic earnings if the expired income tax provisions are not retroactively extended.

OTHER FINANCIAL INFORMATION

In May 2014, the Financial Accounting Standards Board issued guidance to develop a single, comprehensive revenue recognition model for all contracts with customers. This guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This guidance will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. Seaboard is currently evaluating the impact this new guidance will have on its consolidated financial statements and related disclosures.  Seaboard will be required to adopt this guidance on January 1, 2017 and it is currently anticipated that Seaboard will apply this guidance using the cumulative effect transition method.

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

2014 Annual Report	21

SEABOARD CORPORATION

Management’s Discussion & Analysis

Allowance for Doubtful Accounts – Seaboard primarily uses a specific identification approach, in management’s best judgment, to evaluate the adequacy of this reserve for estimated uncollectible receivables at the consolidated balance sheet date. Changes in estimates, developing trends and other new information can have a material effect on future evaluations. Furthermore, Seaboard’s total current receivables are heavily weighted toward foreign receivables ($456.8 million or 77.3% at December 31, 2014), including foreign receivables due from affiliates ($190.3 million at December 31, 2014), which generally represent more of a collection risk than its domestic receivables.  Receivables due from affiliates are generally associated with entities located in foreign countries considered less developed than the U.S., which can experience conditions causing sudden changes to their ability to pay such receivables on a timely basis or in full.  Although in recent years collections have been fairly stable, based on various historical experiences future collections of receivables or lack thereof could result in a material charge or credit to earnings depending on the ultimate resolution of each individual customer past due receivable.  Bad debt expense for the years ended December 31, 2014, 2013 and 2012 was $0.4 million, $3.4 million and $3.1 million, respectively.

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

Investments in and advances to Affiliates and Notes Receivable from Affiliates – Seaboard has numerous investments in and advances to various businesses that it owns 50% or less for a non-controlling interest and are accounted for using the equity method.  In addition, for some of these investments, Seaboard also has Notes Receivable for loans Seaboard provided to these businesses.  For the Commodity Trading and Milling segment, these investments are primarily in various foreign countries which are less developed than the U.S. and thus expose Seaboard to various greater financial risks.  At certain times when there are ongoing operating losses, local economies are depressed, commodity based markets are less stable, or foreign governments cause challenging business conditions, the fair value of the equity method investment is evaluated by management.  The fair value of these investments is not readily determinable as almost all of these investments are not publicly traded.  Management will use other methods to determine fair value such as estimated future cash flows, including assumptions on growth rates, for the business and consideration of other local business conditions as applicable.  If the fair value of the investment is determined to be less than the carrying value and the decline in value is considered to be other than temporary, an appropriate write-down is recorded to income (loss) from affiliate based on the excess of the carrying value over the best estimate of fair value of the investment.  In addition, if based on current information and events it is probable that Seaboard will be unable to collect all amounts due according to the contractual terms of the Notes Receivable from Affiliates and an amount can be reasonably estimated, Seaboard will write down the amounts to estimated realizable

22	2014 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

value.  Information and events creating uncertainty about the realization of recorded amounts for notes from affiliates include, but are not limited to, the estimated cash flows generated by the affiliates’ business, the sufficiency of collateral securing the amounts, the creditworthiness of the counterparties involved, and consideration of other local business conditions as applicable.  Changes in facts, circumstances and management’s estimates and judgment could result in a material charge to earnings. See Note 4 to the Consolidated Financial Statements for further discussion on the Commodity Trading and Milling segment and its $10.8 million write-down recorded in loss from affiliates in 2014 related to its investment in a bakery located in the Democratic Republic of Congo.

Income Taxes – Income taxes are determined by management based on current tax regulations in the various worldwide taxing jurisdictions in which Seaboard conducts its business. In various situations, accruals have been made for estimates of the tax effects for certain transactions, business structures, the estimated reversal of timing differences and future projected profitability of Seaboard’s various business units based on management’s interpretation of existing facts, circumstances and tax regulations. Should new evidence come to management’s attention which could alter previous conclusions or if taxing authorities disagree with the positions taken by Seaboard, the change in estimate could result in a material adverse or favorable impact on the financial statements. As of December 31, 2014, Seaboard had deferred tax assets of $162.1 million, net of the valuation allowance of $20.6 million, and deferred tax liabilities of $212.0 million. For the years ended December 31, 2014, 2013 and 2012, income tax expense included $25.4 million, $35.0 million and $(22.4) million, respectively, for deferred taxes to federal, foreign, state and local taxing jurisdictions.

Accrued Pension Liability – The measurement of Seaboard’s pension liability and related expense is dependent on a variety of assumptions and estimates regarding future events. These assumptions include discount rates, assumed rate of return on plan assets, compensation increases, turnover rates, mortality rates and retirement rates. The discount rate and return on plan assets are important elements of liability and expense measurement, and are reviewed on an annual basis. The effect of decreasing both the discount rate and assumed rate of return on plan assets by 50 basis points would be an increase in pension expense of approximately $2.7 million per year. The effects of actual results differing from the assumptions (i.e. gains or losses) are primarily accumulated in accrued pension liability and amortized over future periods if it exceeds the 10 percent corridor and, therefore, could affect Seaboard’s recognized pension expense in such future periods, as permitted under U.S. GAAP.  Accordingly, accumulated gains or losses in excess of the 10 percent corridor are amortized over the average future service of active participants. See Note 9 to the Consolidated Financial Statements for further discussion.

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

Changes in commodity prices affect the cost of necessary raw materials and other inventories, finished product sales and firm sales commitments. Seaboard uses various grain, oilseed and other commodity futures and options purchase contracts to manage certain risks of increasing prices of raw materials and firm sales commitments or anticipated sales contracts.  Short sales contracts are then used to offset the open purchase derivatives when the related commodity inventory is purchased in advance of the derivative maturity, effectively offsetting the initial futures or option purchase contract. From time to time, hog futures are used to manage risks of increasing prices of live hogs acquired for processing, and hog futures are used to manage risks of fluctuating prices of pork product inventories and related future sales.  From time to time, Seaboard may enter into short positions in energy related resources (i.e., heating oil, crude oil, etc.) to manage certain exposures related to bio-energy margins. Inventories that are sensitive to changes in commodity prices, including carrying amounts at December 31, 2014 and 2013, are presented in Note 3 to the Consolidated Financial Statements. Raw material requirements, finished product sales and firm sales commitments are also sensitive to changes in commodity prices.

2014 Annual Report	23

SEABOARD CORPORATION

Management’s Discussion & Analysis

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

During 2014, Seaboard put into place four, approximately eight-year interest rate exchange agreements with mandatory early termination dates in the second half of 2014 and 2015 for one of the agreements. Three of these agreements have since been terminated that had mandatory early termination dates in 2014.  Payments made by Seaboard to unwind these agreements were not material. Also in 2014, Seaboard entered into three new interest rate exchange agreements to replace the three that were terminated as noted above, each with a mandatory early termination date in 2015 and similar terms as the interest rate exchange agreements terminated. These four exchange agreements, still outstanding as of December 31, 2014, involve the exchange of fixed-rate and variable-rate interest payments without the exchange of the underlying notional amounts to mitigate the potential effects of fluctuations in interest rates on the anticipated dry bulk vessel leases in 2015. Seaboard pays a fixed rate and receives a variable rate of interest on these four notional amounts of $22.0 million each. During 2010, Seaboard entered into three ten-year interest rate exchange agreements which involve the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to mitigate the effects of fluctuations in interest rates on variable rate debt. Seaboard pays a fixed rate and receives a variable rate of interest on three notional amounts of $25.0 million each. All seven of these interest rate exchange agreements do not qualify as hedges for accounting purposes. Accordingly, the changes in fair value of these agreements are recorded in Miscellaneous, net in the Consolidated Statements of Comprehensive Income.

The following table presents the sensitivity of the fair value of Seaboard’s open net commodity future and option contracts, foreign currency contracts and interest rate exchange agreements to a hypothetical 10 percent change in market prices or in foreign exchange rates and interest rates as of December 31, 2014 and December 31, 2013. For all open derivatives, the fair value of such positions is a summation of the fair values calculated for each item by valuing each net position at quoted market prices as of the applicable date.

(Thousands of dollars)	December 31, 2014	December 31, 2013
Grains and oilseeds	$ 8,108	$ 14,281
Hogs	1,652	3,275
Energy related resources	786	-
Vegetable oils	629	453
Sugar	466	994
Dry dairy products	3	102
Foreign currencies	19,016	19,629
Interest rates	1,203	830

Seaboard does not have any long-term debt outstanding as of December 31, 2014.  At December 31, 2013, long-term debt included foreign subsidiary obligations payable in U.S. dollars $91.2 million.  Short-term instruments, including short-term investments, non-trade receivables and current notes payable have carrying values that approximate market and are not included in this table due to their short-term nature.

Non-trading financial instruments sensitive to changes in interest rates at December 31, 2013 consisted of fixed rate long-term debt totaling $92.2 million, with an average interest rate of 5.44 percent.

24	2014 Annual Report

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

Management’s Report on Internal Control Over Financial Reporting

The management of Seaboard Corporation and its consolidated subsidiaries (Seaboard) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision, and with the participation of management and its Internal Audit Department, Seaboard conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under the framework in Internal Control - Integrated Framework (2013), management concluded that Seaboard’s internal control over financial reporting was effective as of December 31, 2014.

Seaboard’s independent registered public accounting firm, that audited the consolidated financial statements included in the annual report, has issued an audit report on the effectiveness of Seaboard’s internal control over financial reporting.  Their report is included herein.

2014 Annual Report	25

SEABOARD CORPORATION

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Seaboard Corporation:

We have audited the accompanying consolidated balance sheets of Seaboard Corporation and subsidiaries (the Company) as of December 31, 2014 and 2013 and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Corporation and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Seaboard Corporation’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Kansas City, Missouri

February 26, 2015

26	2014 Annual Report

SEABOARD CORPORATION

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Seaboard Corporation:

We have audited Seaboard Corporation’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Seaboard Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Seaboard Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Seaboard Corporation and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated February 26, 2015 expressed an unqualified opinion on those consolidated financial statements.

Kansas City, Missouri
February 26, 2015

2014 Annual Report	27

SEABOARD CORPORATION

Consolidated Statements of Comprehensive Income

		Years ended December 31,
(Thousands of dollars except per share amounts)		2014		2013		2012
Net sales:
Products (includes sales to affiliates of $846,076, $744,965 and $747,064)		$5,372,547		$5,431,402		$4,916,322
Service revenues		906,402		952,596		1,015,481
Other		194,127		286,416		257,330
Total net sales		6,473,076		6,670,414		6,189,133
Cost of sales and operating expenses:
Products		4,818,242		5,089,959		4,536,582
Services		813,179		877,848		896,062
Other		163,633		233,758		195,431
Total cost of sales and operating expenses		5,795,054		6,201,565		5,628,075
Gross income		678,022		468,849		561,058
Selling, general and administrative expenses		254,463		263,985		251,397
Operating income		423,559		204,864		309,661
Other income (expense):
Interest expense		(20,178)		(11,422)		(11,049)
Interest income		14,009		17,580		11,050
Interest income from affiliates		27,399		24,695		20,570
Income (loss) from affiliates		35,356		(10,292)		30,707
Other investment income, net		2,146		7,846		8,461
Foreign currency gains (losses), net		(9,319)		77		352
Gain on sale of controlling interest in subsidiary		65,955		-		-
Miscellaneous, net		(5,128)		5,867		(2,974)
Total other income, net		110,240		34,351		57,117
Earnings before income taxes		533,799		239,215		366,778
Income tax expense		(167,799)		(32,450)		(84,190)
Net earnings		$366,000		$206,765		$282,588
Less: Net income attributable to noncontrolling interests		(730)		(1,529)		(277)
Net earnings attributable to Seaboard		$365,270		$205,236		$282,311

Earnings per common share	$309.96		$171.92		$234.54

Other comprehensive income (loss), net of income tax benefit (expense) of $26,835, $(10,318) and $9,197:
Foreign currency translation adjustment		(38,624)		(45,956)		(15,788)
Unrealized gain (loss) on investments		853		(1,751)		2,543
Unrealized gain (loss) on cash flow hedges		113		-		(113)
Unrecognized pension cost		(33,182)		37,454		(2,121)
Other comprehensive loss, net of tax		$(70,840)		$(10,253)		$(15,479)
Comprehensive income		295,160		196,512		267,109
Less: Comprehensive income attributable to the noncontrolling interest		(718)		(1,561)		(279)
Comprehensive income attributable to Seaboard		$294,442		$194,951		$266,830

Average number of shares outstanding		1,178,441		1,193,801		1,203,698

See accompanying notes to consolidated financial statements.

28	2014 Annual Report

SEABOARD CORPORATION

Consolidated Balance Sheets

	December 31,
(Thousands of dollars except per share amounts)	2014	2013
Assets
Current assets:
Cash and cash equivalents	$36,459	$55,055
Short-term investments	490,566	290,649
Receivables:
Trade	328,015	419,598
Due from affiliates	201,870	145,041
Other	116,041	99,597
	645,926	664,236
Allowance for doubtful accounts	(11,961)	(12,832)
Net receivables	633,965	651,404
Inventories	736,302	698,998
Deferred income taxes	45,647	23,449
Other current assets	110,053	134,394
Total current assets	2,052,992	1,853,949
Net property, plant and equipment	846,757	863,573
Investments in and advances to affiliates	523,063	406,900
Notes receivable from affiliates	197,270	180,386
Goodwill	14,846	43,218
Other intangible assets, net	3,872	18,997
Other assets	38,520	51,025
Total Assets	$3,677,320	$3,418,048
Liabilities and Stockholders’ Equity
Current liabilities:
Notes payable to banks	$75,524	$67,699
Current maturities of long-term debt	-	11,697
Accounts payable	181,686	186,468
Payables due to affiliates	32,532	13,774
Accrued compensation and benefits	126,513	127,212
Deferred revenue	51,158	46,192
Accrued voyage costs	45,092	49,621
Accrued commodity inventory	29,532	29,248
Other current liabilities	92,795	83,416
Total current liabilities	634,832	615,327
Long-term debt, less current maturities	-	80,480
Accrued pension liability	135,673	80,918
Deferred income taxes	95,538	73,336
Other liabilities and deferred credits	91,004	88,017
Total non-current liabilities	322,215	322,751
Commitments and contingent liabilities
Stockholders’ equity:
Common stock of $1 par value. Authorized 1,250,000 shares; issued and outstanding 1,170,550 and 1,188,955 shares	1,171	1,189
Accumulated other comprehensive loss	(252,637)	(181,797)
Retained earnings	2,967,364	2,655,857
Total Seaboard stockholders’ equity	2,715,898	2,475,249
Noncontrolling interests	4,375	4,721
Total equity	2,720,273	2,479,970
Total Liabilities and Stockholders’ Equity	$3,677,320	$3,418,048

See accompanying notes to consolidated financial statements.

2014 Annual Report	29

SEABOARD CORPORATION

Consolidated Statements of Cash Flows

	Years ended December 31,
(Thousands of dollars)	2014	2013	2012
Cash flows from operating activities:
Net earnings	$366,000	$206,765	$282,588
Adjustments to reconcile net earnings to cash from operating activities:
Depreciation and amortization	92,385	93,077	90,216
Gain from sale of fixed assets	(2,832)	(4,433)	(8,710)
Gain from sale of power generating facility assets	(4,953)	-	-
Deferred income taxes	25,900	30,233	(24,560)
Pay-in-kind interest and accretion on notes receivable from affiliates	(15,837)	(13,642)	(11,936)
(Income) loss from affiliates	(35,356)	10,292	(30,707)
Dividends received from affiliates	14,444	11,340	785
Other investment income, net	(2,146)	(7,846)	(8,461)
Gain on sale of controlling interest in a subsidiary	(65,955)	-	-
Foreign currency exchange gain	(239)	(222)	(244)
Other, net	(296)	1,585	3,614
Changes in assets and liabilities, net of business acquired:
Receivables, net of allowance	(6,730)	(154,036)	(66,583)
Inventories	(81,280)	35,600	(64,943)
Other current assets	23,833	(12,642)	(18,167)
Current liabilities, exclusive of debt	44,165	(73,210)	93,246
Other, net	22,999	2,137	25,565
Net cash from operating activities	374,102	124,998	261,703
Cash flows from investing activities:
Purchase of short-term investments	(1,096,681)	(611,737)	(773,111)
Proceeds from the sale of short-term investments	876,313	625,414	755,141
Proceeds from the maturity of short-term investments	18,058	5,612	36,693
Capital expenditures	(121,178)	(149,652)	(158,755)
Proceeds from the sale of fixed assets	7,663	14,538	15,906
Proceeds from the sale of power generating facility assets	8,115	-	-
Investments in and advances to affiliates, net	(31,368)	(39,485)	(24,927)
Long-term notes receivable issued to affiliates	(1,179)	(17,531)	(81,231)
Principal payments received on long-term notes receivable from affiliates	1,300	81,397	1,139
Principal payments received on notes receivable	1,709	19,483	1,499
Purchase of long-term investments	(2,597)	(4,357)	(9,789)
Proceeds from the sale of controlling interest in a subsidiary	74,142	-	-
Other, net	1,200	(1,695)	(3,836)
Net cash from investing activities	(264,503)	(78,013)	(241,271)
Cash flows from financing activities:
Notes payable to banks, net	16,917	41,092	12,592
Proceeds from the issuance of long-term debt	-	-	32,682
Principal payments of long-term debt	(91,403)	(53,756)	(43,947)
Repurchase of common stock	(53,781)	(23,578)	(26,830)
Dividends paid	-	-	(14,376)
Other, net	(913)	(1,416)	(2,589)
Net cash from financing activities	(129,180)	(37,658)	(42,468)
Effect of exchange rate change on cash	985	(1,923)	(1,823)
Net change in cash and cash equivalents	(18,596)	7,404	(23,859)
Cash and cash equivalents at beginning of year	55,055	47,651	71,510
Cash and cash equivalents at end of year	$36,459	$55,055	$47,651

See accompanying notes to consolidated financial statements.

30	2014 Annual Report

SEABOARD CORPORATION

Consolidated Statements of Changes in Equity

		Accumulated
		Other
	Common	Comprehensive	Retained	Noncontrolling
(Thousands of dollars except per share amounts)	Stock	Loss	Earnings	Interests	Total
Balances, January 1, 2012	$1,211	$(156,065)	$2,233,778	$543	$2,079,467
Comprehensive income:
Net earnings			282,311	277	282,588
Other comprehensive loss, net of tax		(15,479)		2	(15,477)
Repurchase of common stock	(13)		(26,817)		(26,830)
Dividends on common stock			(14,376)		(14,376)
Addition of noncontrolling interests				2,853	2,853
Dividends paid to noncontrolling interests				(36)	(36)
Balances, December 31, 2012	1,198	(171,544)	2,474,896	3,639	2,308,189
Comprehensive income:
Net earnings			205,236	1,529	206,765
Other comprehensive loss, net of tax		(10,253)		32	(10,221)
Repurchase of common stock	(9)		(23,569)		(23,578)
Reduction to noncontrolling interests			(706)	(254)	(960)
Dividends paid to noncontrolling interests				(225)	(225)
Balances, December 31, 2013	1,189	(181,797)	2,655,857	4,721	2,479,970
Comprehensive income:
Net earnings			365,270	730	366,000
Other comprehensive loss, net of tax		(70,840)		(12)	(70,852)
Repurchase of common stock	(18)		(53,763)		(53,781)
Reduction to noncontrolling interests			-	(386)	(386)
Dividends paid to noncontrolling interests				(678)	(678)
Balances, December 31, 2014	$1,171	$(252,637)	$2,967,364	$4,375	$2,720,273

See accompanying notes to consolidated financial statements.

2014 Annual Report	31

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 1

Summary of Significant Accounting Policies

Operations of Seaboard Corporation and its Subsidiaries

Seaboard Corporation and its subsidiaries (Seaboard) is a diverse global agribusiness and transportation company. In the United States, Seaboard is primarily engaged in pork production and processing and ocean transportation. Overseas, Seaboard is primarily engaged in commodity merchandising, grain processing, sugar production, and electric power generation.  Seaboard also has an interest in turkey operations in the United States. Seaboard Flour LLC and SFC Preferred LLC (Parent Companies) are the owners of 76.4 percent of Seaboard’s outstanding common stock.

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

Short-Term Investments

Short-term investments are retained for future use in the business and may include money market funds, corporate bonds, U.S. government agency securities, high yield debt securities, equity mutual funds, domestic equity ETFs and, on a limited basis, foreign government bonds. Investments held by Seaboard that are categorized as available-for-sale are reported at their estimated fair value with any related unrealized gains and losses reported net of tax, as a component of accumulated other comprehensive income (loss).  Investments held by Seaboard that are categorized as trading securities are reported at their estimated fair value with any unrealized gains and losses included in other investment income, net on the Consolidated Statements of Comprehensive Income. Gains and losses on sale of investments are generally based on the specific identification method.

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

32	2014 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Notes Receivable from Affiliates

Seaboard monitors the credit quality of notes receivable from its affiliates by obtaining and reviewing financial information for these affiliates on a monthly basis and by having Seaboard representatives serve on the Board of Directors of these affiliates. If based on current information and events it is probable that Seaboard will be unable to collect all amounts due according to the contractual terms of the Notes Receivable from Affiliates and an amount can be reasonably estimated, Seaboard will write down the Notes Receivable to estimated realizable value.

Goodwill and Other Intangible Assets

Goodwill is assessed annually for impairment by each reporting unit at the quarter end closest to the anniversary date of the acquisition, or more frequently if circumstances indicate that impairment is likely. Separable intangible assets with finite lives are amortized over their estimated useful lives. Any one event or a combination of events such as change in the business climate, a negative change in relationships with significant customers and changes to strategic decisions, including decisions to expand made in response to economic or competitive conditions could require an interim assessment prior to the next required annual assessment. Goodwill is primarily related to the repurchase in 2007 of a non-controlling interest of Seaboard Foods LLC in the Pork segment for a total of $12,256,000 as of December 31, 2014 and 2013. Both goodwill and other intangible assets, net decreased in 2014 as a result of a transaction in the Pork segment discussed in Supplemental Non—Cash Transactions below. Based on the annual assessments conducted by each reporting unit during 2014, there were no impairment charges recorded for the year ended December 31, 2014.

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

Asset Retirement Obligation

Seaboard has recorded long-lived assets and a related liability for the asset retirement obligation costs associated with the closure of the hog lagoons it is legally obligated to close in the future should Seaboard cease operations or plan to close such lagoons voluntarily in accordance with a changed operating plan. Based on detailed assessments and appraisals obtained to estimate the future retirement costs, Seaboard has determined and recorded the present value of the projected costs in non-current other liabilities on the Consolidated Balance Sheets, with the retirement asset depreciated over the economic life of the related asset. The following table shows the changes in the asset retirement obligation during 2014 and 2013:

	Years ended December 31,
(Thousands of dollars)	2014	2013
Beginning balance	$15,578	$14,315
Accretion expense	1,263	1,177
Disposals	(114)	-
Liability for additional lagoons placed in service	-	86
Ending balance	$16,727	$15,578

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

2014 Annual Report	33

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

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

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include those related to allowance for doubtful accounts, valuation of inventories, impairment of long-lived assets, potential write-down related to investments in and advances to affiliates and notes receivable from affiliates, income taxes and accrued pension liability. Actual results could differ from those estimates.

Earnings Per Common Share

Earnings per common share are based upon the weighted average shares outstanding during the period. Basic and diluted earnings per share are the same for all periods presented.

Reclassifications

Prior year amounts for accounts payable were increased and payables due to affiliates decreased by $10,552,000 on the consolidated balance sheet as of December 31, 2013 to properly reflect the obligations.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, management considers all demand deposits and overnight investments as cash equivalents. The following table shows the amounts paid for interest and income taxes:

	Years ended December 31,
(Thousands of dollars)	2014	2013	2012
Interest	$20,177	$11,119	$11,674
Income taxes (net of refunds)	135,393	59,899	69,760

Supplemental Non-Cash Transactions

As more fully described in Note 4, as of September 27, 2014 Seaboard’s Pork segment sold to Triumph Foods LLC (Triumph) a 50% interest in its processed meats division, Daily’s Premium Meats (Daily’s).  As a result, Seaboard deconsolidated Daily’s from its Consolidated Balance Sheet as of September 27, 2014.  The following table summarizes the non-cash transactions resulting from this deconsolidation:

(Thousands of dollars)
Decrease in net working capital	$21,070
Increase in investment in and advances to affiliates	(74,142)
Decrease in fixed assets	16,038
Decrease in goodwill	28,372
Decrease in other intangible assets, net (not subject to amortization)	17,000
Decrease in noncontrolling interest	(151)
Gain on sale of controlling interest in subsidiary	65,955
Net proceeds from sale of controlling interest in subsidiary	$74,142

As discussed in Note 4, as of December 31, 2014 and 2013, Seaboard has notes receivable from affiliates which accrue pay-in-kind interest income.  Non-cash, pay-in-kind interest income and accretion of discount recognized on these notes receivable for the years ended December 31, 2014, 2013 and 2012 was $15,837,000, $13,642,000 and $11,936,000, respectively.

34	2014 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

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

Seaboard’s Sugar segment, two consolidated subsidiaries (Commodity Trading and Milling segment businesses in Canada and Zambia) and eight non-controlled, non-consolidated affiliates (Commodity Trading and Milling segment businesses in Australia, Brazil, Colombia, Kenya, Lesotho, South Africa and Zambia), use local currency as their functional currency. Assets and liabilities of these subsidiaries are translated to U.S. dollars at year-end exchange rates, and income and expense items are translated at average rates. Translation gains and losses are recorded as components of other comprehensive loss. For these entities, U.S. dollar denominated net asset or liability conversions to the local currency are recorded through income.

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

Seaboard uses various derivative instruments to manage various types of market risks from its day-to-day operations, primarily including commodity futures and option contracts, foreign currency exchange agreements and interest rate exchange agreements. While management believes each of these instruments primarily are entered into in order to effectively manage various market risks, as of December 31, 2014, none of the derivatives are designated and accounted for as hedges, primarily as a result of the extensive record-keeping requirements. Seaboard also enters into speculative derivative transactions not directly related to its raw material requirements.

Recently Issued Accounting Standards Not Yet Adopted

In May 2014, the Financial Accounting Standards Board issued guidance to develop a single, comprehensive revenue recognition model for all contracts with customers. This guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This guidance will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. Seaboard is currently evaluating the impact this new guidance will have on its consolidated financial statements and related disclosures.  Seaboard will be required to adopt this guidance on January 1, 2017 and it is currently anticipated that Seaboard will apply this guidance using the cumulative effect transition method.

2014 Annual Report	35

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 2

Investments

All of Seaboard’s available-for-sale and trading securities are classified as current assets, as they are readily available to support Seaboard’s current operating needs. At December 31, 2014 and 2013, money market funds included $4,210,000 and $16,144,000 denominated in Canadian dollars, respectively, and $3,588,000 and $11,715,000 denominated in Euros, respectively. Unrealized gains (losses) related to trading securities were $(6,880,000), $(736,000) and $1,669,000 for the years ended December 31, 2014, 2013 and 2012, respectively.

The following is a summary of the amortized cost and estimated fair value of short-term investments for both available for sale and trading securities at December 31, 2014 and 2013:

	2014		2013
	Amortized	Fair	Amortized	Fair
(Thousands of dollars)	Cost	Value	Cost	Value
Money market funds	$142,432	$142,432	$88,430	$88,430
Corporate bonds	11,000	11,015	69,591	70,258
U.S. Government agency securities	9,684	9,666	27,299	27,147
Asset backed debt securities	2,260	2,291	8,446	8,477
Collateralized mortgage obligations	1,150	1,170	7,597	7,600
U.S. Treasury securities	523	522	5,258	5,223
Emerging markets debt mutual fund	-	-	17,693	16,941
Total available-for-sale short-term investments	167,049	167,096	224,314	224,076
High yield trading debt securities	187,491	181,483	49,352	50,428
Equity mutual fund	83,809	82,542	-	-
Domestic equity ETF	31,307	32,651	-	-
Money market funds held in trading accounts	21,401	21,401	11,033	11,033
Emerging markets trading debt mutual fund	3,323	2,614	3,202	2,858
Other trading investments	2,850	2,779	2,141	2,254
Total trading short-term investments	330,181	323,470	65,728	66,573
Total short-term investments	$497,230	$490,566	$290,042	$290,649

The following table summarizes the estimated fair value of fixed rate securities designated as available-for-sale, classified by the contractual maturity date of the security as of December 31, 2014:

(Thousands of dollars)	2014
Due within one year	$546
Due after one year through three years	9,956
Due after three years	11,105
Total fixed rate securities	$21,607

In addition to its short-term investments, Seaboard also has trading securities related to Seaboard’s deferred compensation plans classified in other current assets on the Consolidated Balance Sheets. See Note 8 for information on the types of trading securities held related to the deferred compensation plans and Note 9 for a discussion of assets held in conjunction with investments related to Seaboard’s defined benefit pension plan.

36	2014 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 3

Inventories

The following table is a summary of inventories at the end of each year:

	December 31,
(Thousands of dollars)	2014	2013
At lower of LIFO cost or market:
Live hogs and materials	$208,641	$207,310
Fresh pork and materials	28,573	33,485
	237,214	240,795
LIFO adjustment	(36,560)	(62,236)
Total inventories at lower of LIFO cost or market	200,654	178,559
At lower of FIFO cost or market:
Grains, oilseeds and other commodities	320,066	299,229
Sugar produced and in process	48,863	53,325
Other	57,344	74,289
Total inventories at lower of FIFO cost or market	426,273	426,843
Grain, flour and feed at lower of weighted average cost or market	109,375	93,596
Total inventories	$736,302	$698,998

The use of the LIFO method increased 2014 and 2013 net earnings by $15,662,000 ($13.29 per common share) and by $17,381,000 ($14.56 per common share), respectively, and decreased 2012 net earnings by $20,098,000 ($16.70 per common share). If the FIFO method had been used for certain inventories of the Pork segment, inventories would have been higher by $36,560,000 and $62,236,000 as of December 31, 2014 and 2013, respectively.

Note 4

Investments in and Advances to Affiliates and Notes Receivable from Affiliates

Seaboard’s investments in and advances to non-controlled, non-consolidated affiliates are primarily related to Butterball, LLC (Butterball), as discussed below, Commodity Trading and Milling segment foreign businesses conducting flour, maize and feed milling, baking operations and poultry production and processing and Daily’s in the Pork segment, also discussed below. As of December 31, 2014, the location and percentage ownership of these foreign affiliates are as follows: Democratic Republic of Congo (50%), Gambia (50%), Kenya (35%-49%), Lesotho (50%), Nigeria (25%-48%), South Africa (30%-50%) and Zambia (49%) in Africa; Brazil (50%), Colombia (40%-42%) and Ecuador (25%-50%) in South America, and Haiti (23%) in the Caribbean. Also, Seaboard has investments in agricultural commodity trading businesses in Australia (25%) and Peru (50%). Seaboard generally is the primary provider of choice for grains, feed and supplies purchased by these non-controlled affiliates. As Seaboard conducts its agricultural commodity trading business with third parties, consolidated subsidiaries and affiliates on an interrelated basis, cost of sales on affiliates cannot be clearly distinguished without making numerous assumptions, primarily with respect to mark-to-market accounting for commodity derivatives. In addition, Seaboard has investments in and advances to a cargo terminal business in Jamaica (21%) in the Marine segment and two sugar-related businesses in Argentina (46%-50%) in the Sugar segment.  The equity method is used to account for all of the above investments.

Seaboard Corporation also has a 50% non-controlling voting interest in Butterball. Butterball is a vertically integrated producer, processor and marketer of branded and non-branded turkey and other products. As of December 31, 2014, Butterball had intangible assets of $111,000,000 for trade name and $73,667,000 for goodwill.  The equity method is used to account for this investment.

2014 Annual Report	37

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

In connection with its initial investment in Butterball in December 2010, Seaboard provided Butterball with a $100,000,000 unsecured subordinated loan (the subordinated loan) with a seven-year maturity and interest of 15% per annum, comprised of 5% payable in cash semi-annually, plus 10% pay-in-kind interest, compounded semi-annually which accumulates and is paid at maturity.  In connection with providing the subordinated loan, Seaboard received detachable warrants, which upon exercise for a nominal price, would enable Seaboard to acquire an additional 5% equity interest in Butterball. Seaboard can exercise these warrants at any time before December 6, 2020. Butterball has the right to repurchase the warrants for fair market value. The warrant agreement essentially provides Seaboard with a 52.5% economic interest, as these warrants are in substance an additional equity interest. Therefore, Seaboard records 52.5% of Butterball’s earnings as Income from Affiliates in the Consolidated Statements of Comprehensive Income. However, all significant corporate governance matters would continue to be shared equally between Seaboard and its partner in Butterball even if the warrants are exercised, unless Seaboard already owns a majority of the voting rights at the time of exercise. The warrants qualify for equity treatment under accounting standards. Accordingly, as of December 2010, the warrants were allocated a value of $10,586,000, classified as Investments in and Advances to Affiliates on the Consolidated Balance Sheets, and the subordinated loan was allocated a discounted value of $89,414,000, classified as Notes Receivable from Affiliates on the Consolidated Balance Sheets, of the total $100,000,000 subordinated financing discussed above.  The discount on the subordinated loan is being accreted monthly in Interest Income From Affiliates through the maturity date of December 6, 2017.  At December 31, 2014 and 2013, the recorded balance of this Note Receivable from Affiliates was $141,260,000 and $126,082,000, respectively.

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

During the third quarter of 2011, Seaboard provided a term loan of $13,037,000 to Butterball to pay off capital leases for certain fixed assets which originally were financed with third parties.  The effective interest rate on this term loan is approximately 12%.  Although the term loan expires on January 31, 2018, Butterball can pay off the term loan prior to such expiration date as Butterball has for sale all of the related assets and is required to remit the proceeds from such sale to Seaboard to repay the loan. As of December 31, 2014 and 2013, the balance of the term loan included in Notes Receivable from Affiliates was $7,606,000 and $8,905,000, respectively.

As of September 27, 2014, Seaboard’s Pork segment sold to Triumph a 50% interest in Daily’s for cash proceeds of $74,142,000 resulting in a gain on sale of controlling interest in subsidiary of $65,955,000 ($40,233,000 net of taxes, or $34.14 per share) in 2014.  Daily’s produces and markets raw and pre-cooked bacon, ham and sausage and has two further processing plants located in Salt Lake City, Utah and Missoula, Montana.  The Pork segment currently has a business relationship with Triumph under which Seaboard markets substantially all of the pork products produced at Triumph’s plant in St. Joseph, Missouri.  Through September 27, 2014, Seaboard consolidated the operating results of Daily’s as part of its Pork segment operations. As a result of this transaction, Seaboard deconsolidated Daily’s from its Consolidated Balance Sheet as of September 27, 2014 (see Note 1, Supplemental Non-Cash Transactions, for details of the impact on the Consolidated Balance Sheet from this deconsolidation).  Seaboard’s remaining 50% investment in Daily’s is accounted for in the Pork segment by using the equity method of accounting.  Based on the cash consideration received for this transaction and third party valuations for fixed assets and certain intangible assets, it was determined the fair value of Seaboard’s remaining 50% investment in Daily’s exceeded book value by $32,978,000, which is included in the gain on sale above, for a total fair value of $74,142,000.  In addition, both Seaboard and Triumph contributed $2,000,000 each to Daily’s as additional equity to provide Daily’s with additional working capital resulting in a beginning total investment in affiliate of $76,142,000 related to Daily’s.  Pro forma results of operations are not presented as the effects of deconsolidation are not material to Seaboard’s results of operations, primarily as Seaboard supplies raw product to Daily’s.  Triumph also supplies raw product to Daily’s.  It is expected that both Seaboard and Triumph will continue to sell raw product to Daily’s.

38	2014 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Beginning in 2010, Seaboard invested in a bakery built in the Democratic Republic of Congo (DRC) for a 50% non-controlling interest in this business.  During 2014, 2013 and 2012, Seaboard invested $2,595,000, $4,531,000, and $24,814,000, respectively, in equity, long-term advances and long-term notes receivable. The bakery began operations in the fourth quarter of 2012.  During 2013, Seaboard finalized details of this investment resulting in decreasing investments in and advances to affiliates and increasing long-term notes receivable from affiliates by $26,290,000 for amounts previously advanced as noted above prior to 2013.  This interest bearing long-term note receivable from this affiliate has a decreasing balance with the first payment due in June 2015 and a final maturity date of December 2020.  Repayment of this note is primarily dependent upon this business improving existing operations to generate adequate future cash flows to make scheduled payments when due.  In addition, the bakery has been incurring operating losses since it began operations as it continues to resolve equipment problems and attempts to gain market share.  As a result of continuing equipment problems, other production challenges and unfavorable local market conditions causing challenges in gaining market share, Seaboard’s management determined achieving improved operating results would take significantly longer than initially and recently anticipated.   As a result, Seaboard’s management determined there was a decline in value considered other than temporary as of December 31, 2014 and thus Seaboard recorded a write-down of $10,772,000 in loss from affiliate in the fourth quarter of 2014, which represented the remaining equity investment in this business and suspended the use of the equity method as of December 31, 2014.  There was no tax benefit from this transaction.  In addition, Seaboard discontinued recognizing further interest income on the note receivable during the fourth quarter of 2014.  As of December 31, 2014, the recorded balance of this note receivable and previous accrued interest was $34,556,000, all classified as long-term given uncertainty of the timing of payments in the future.  If the future long-term cash flows of this bakery do not improve, there is a possibility that some of the recorded value of the Note Receivable from Affiliate could be deemed uncollectible in the future, which may result in a material charge to earnings.  Including this business, as of December 31, 2014 Seaboard had a total of $57,390,000 of investments in, advances to and notes receivable from all of its affiliates in the DRC, which represents the single largest foreign country risk exposure for Seaboard’s equity method investments.  One of the other affiliates in the DRC, to which Seaboard sells wheat, is the only supplier of flour to this bakery.

In September 2013, Seaboard invested $17,000,000 in a flour production business in Brazil for a 50% non-controlling equity interest and provided a $13,000,000 long-term loan to this business.  Half of the interest on this long-term note receivable from affiliate is paid currently in cash and the other half accrues as pay-in-kind interest. This note receivable matures in September 2020 but can be repaid after one year with Seaboard having the option to convert the note receivable to equity after one year and the other equity holders having the option to match such conversion with a purchase of new shares to avoid dilution.  In addition, at the time of Seaboard’s initial investment in this business, plans included potential future equal additional investments by the owners to improve existing operations and expand operations to improve long-term operating results.  In 2014, Seaboard’s share of additional investment totaled $3,886,000.  This business also incurred significant operating losses in 2014.  Discussions are ongoing between the owners to determine the extent and timing of future additional investments for possible expansion plans to improve operating results.  As of December 31, 2014, the recorded balance of this Note Receivable from Affiliates was $13,849,000 and Seaboard’s equity investment in this business was $11,669,000.  As of December 31, 2014, Seaboard also has Receivables-Due from Affiliates of $13,969,000 from sales of grain and supplies related to this business.

Also in September 2013, Seaboard invested $7,351,000 in a flour milling business located in South Africa for a 49% non-controlling interest.  In July 2013, Seaboard acquired a 50% non-controlling interest in a flour milling business located in Gambia by making a total investment in and advances to this affiliate of $9,099,000 during 2013.

In September 2014, Seaboard invested $17,333,000 in a cargo terminal business in Jamaica for a 21% non-controlling interest. This investment will be accounted for in the Marine segment using the equity method reported on a three-month lag basis and thus Seaboard’s first proportionate share of earnings will not be recognized until the first quarter of 2015.

2014 Annual Report	39

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Combined condensed financial information of the non-controlled, non-consolidated affiliates for their fiscal periods ended within each of Seaboard’s years ended were as follows:

Pork Segment			December 31,
(Thousands of dollars)			2014
Net sales			$71,173
Net income			$7,381
Total assets			$175,055
Total liabilities			$15,238
Total equity			$159,817

Commodity Trading and Milling Segment	December 31,
(Thousands of dollars)	2014	2013	2012
Net sales	$2,222,591	1,907,647	1,510,101
Net income (loss)	$(20,169)	7,857	24,686
Total assets	$1,132,120	1,038,978	862,992
Total liabilities	$731,984	614,623	469,265
Total equity	$400,136	424,355	393,727

Marine Segment			December 31,
(Thousands of dollars)			2014
Total assets			$118,823
Total liabilities			$36,379
Total equity			$82,444

Sugar Segment	December 31,
(Thousands of dollars)	2014	2013	2012
Net sales	$9,191	12,073	12,107
Net income	$1,684	1,349	194
Total assets	$8,178	9,271	8,865
Total liabilities	$1,660	3,158	2,839
Total equity	$6,518	6,113	6,026
Turkey Segment	December 31,
(Thousands of dollars)	2014	2013	2012
Net sales	$1,833,141	1,729,568	1,437,376
Net income (loss)	$104,130	(19,556)	38,384
Total assets	$1,021,182	907,004	871,945
Total liabilities	$547,398	504,581	443,291
Total equity	$473,784	402,423	428,654

At December 31, 2014, Seaboard’s carrying value of certain of these investments in affiliates in the Commodity Trading and Milling segment was $13,655,000 more than its share of the affiliate’s book value. The excess is attributable primarily to the valuation of property, plant and equipment and intangible assets. The amortizable assets are being amortized to income (loss) from affiliates over the remaining life of the assets.

40	2014 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 5

Net Property, Plant and Equipment

The following table is a summary of property, plant and equipment at the end of each year:

	Useful	December 31,
(Thousands of dollars)	Lives	2014	2013
Land and improvements	0-15 years	$184,647	$194,237
Buildings and improvements	30 years	389,193	395,598
Machinery and equipment	3-20 years	1,001,061	990,553
Vessels and vehicles	3-18 years	160,310	126,502
Office furniture and fixtures	5 years	25,965	30,102
Construction in progress		25,535	40,317
		1,786,711	1,777,309
Accumulated depreciation and amortization		(939,954)	(913,736)
Net property, plant and equipment		$846,757	$863,573

Note 6

Income Taxes

Income taxes attributable to continuing operations for the years ended December 31, 2014, 2013 and 2012 differed from the amounts computed by applying the statutory U.S. Federal income tax rate of 35% to earnings before income taxes excluding non-controlling interest for the following reasons:

	Years ended December 31,
(Thousands of dollars)	2014	2013	2012
Computed “expected” tax expense excluding non-controlling interest	$186,574	$83,190	$128,275
Adjustments to tax expense attributable to:
Foreign tax differences	4,314	1,808	(36,139)
Tax-exempt income	(8,793)	(33,183)	(62)
State income taxes, net of federal benefit	10,021	3,139	658
Federal tax credits	(11,765)	(21,095)	(1,693)
Change in pension deferred tax	(331)	(397)	(1,252)
Domestic manufacturing deduction	(10,667)	(1,488)	(5,643)
Other	(1,554)	476	46
Total income tax expense	$167,799	$32,450	$84,190

Certain of Seaboard’s foreign operations are subject to no income tax or a tax rate which is considerably lower than the U.S. corporate tax rate.  Fluctuation of earnings or losses incurred from certain foreign operations conducting business in these jurisdictions can impact the mix of taxable earnings for each fiscal year.  The treatment of biodiesel production credits as tax-exempt income was clarified by the U.S. Internal Revenue Service (IRS) in 2013 for 2013 and prior years and thus the amount of benefit recognized in 2013 above includes $16,523,000 for related refund claims for prior years not previously treated as tax-exempt.

2014 Annual Report	41

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Earnings before income taxes consisted of the following:

	Years ended December 31,
(Thousands of dollars)	2014	2013	2012
United States	$471,744	$164,285	$178,821
Foreign	61,325	73,401	187,680
Total earnings excluding non-controlling interest	533,069	237,686	366,501
Less: net income attributable to non-controlling interest	(730)	(1,529)	(277)
Total earnings before income taxes	$533,799	$239,215	$366,778

The components of total income taxes were as follows:

	Years ended December 31,
(Thousands of dollars)	2014	2013	2012
Current:
Federal	$111,120	$(33,679)	$68,928
Foreign	19,729	28,048	31,149
State and local	11,505	3,093	6,507
Deferred:
Federal	19,953	24,698	(16,818)
Foreign	976	5,575	(935)
State and local	4,516	4,715	(4,641)
Income tax expense	167,799	32,450	84,190
Unrealized changes in other comprehensive income	(26,835)	10,318	(9,197)
Total income taxes	$140,964	$42,768	$74,993

As of December 31, 2014 and 2013, Seaboard had income taxes receivable of $49,298,000 and $60,456,000, respectively, primarily related to domestic tax jurisdictions, and had income taxes payable of $4,673,000 and $2,974,000, respectively, primarily related to foreign tax jurisdictions.

42	2014 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Components of the net deferred income tax liability at the end of each year were as follows:

	December 31,
(Thousands of dollars)	2014	2013

Deferred income tax liabilities:
Depreciation	$107,091	$114,519
Domestic partnerships	48,592	29,871
LIFO	42,193	17,212
Cash basis farming adjustment	9,763	9,983
Other	4,391	4,300

	$212,030	$175,885
Deferred income tax assets:
Reserves/accruals	$110,662	$83,408
Deferred earnings of foreign subsidiaries	34,853	24,266
Net operating and capital loss carry-forwards	18,853	17,725
Tax credit carry-forwards	14,760	14,933
Other	3,569	3,535
	182,697	143,867
Valuation allowance	20,558	17,869
Net deferred income tax liability	$49,891	$49,887

Seaboard recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. For the years ended December 31, 2014, 2013 and 2012, such interest and penalties were not material. The Company had approximately $3,097,000 and $2,120,000 accrued for the payment of interest and penalties on uncertain tax positions at December 31, 2014, and 2013, respectively.

As of December 31, 2014 and 2013, Seaboard had $6,888,000 and $7,301,000, respectively, in total unrecognized tax benefits all of which, if recognized, would affect the effective tax rate. Seaboard does not have any material uncertain tax positions in which it is reasonably possible that the total amounts of the unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.  The following table is a reconciliation of the beginning and ending amount of unrecognized tax benefits:

(Thousands of dollars)	2014	2013

Beginning balance at January 1	$7,301	$5,053
Additions for uncertain tax positions of prior years	454	2,300
Decreases for uncertain tax positions of prior years	(288)	(238)
Additions for uncertain tax positions of current year	44	422
Lapse of statute of limitations	(623)	(236)
Ending balance at December 31	$6,888	$7,301

Seaboard’s tax returns are regularly audited by federal, state and foreign tax authorities, which may result in material adjustments. Seaboard’s U.S. federal income tax years’ are closed through 2009. The IRS examination of Seaboard’s 2010 U.S. income tax return has been finalized. The jurisdictions that most significantly impact Seaboard’s effective tax rate are the United States and Argentina.

As of December 31 2014, Seaboard had not provided for U.S. Federal Income and foreign withholding taxes on $999,524,000 of undistributed earnings from foreign operations, as Seaboard intends to reinvest such earnings indefinitely outside of the United States. Determination of the tax that might be paid on these undistributed earnings if eventually remitted is not practical.  If Seaboard decided at a later date to repatriate these earnings to the U.S., Seaboard would be required to provide for the net tax effects on these amounts.

2014 Annual Report	43

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Management believes Seaboard’s future taxable income will be sufficient for full realization of the net deferred tax assets. The valuation allowance relates to the tax benefits from foreign net operating losses. Management does not believe these benefits are more likely than not to be realized due to limitations imposed on the deduction of these losses. At December 31, 2014, Seaboard had foreign net operating loss carry-forwards of approximately $51,876,000 a portion of which expire in varying amounts between 2015 and 2032, while others have indefinite expiration periods.

At December 31, 2014, Seaboard had state tax credit carry-forwards of approximately $22,708,000, net of valuation allowance, all of which carry-forward indefinitely.

Seaboard has certain investments in various limited partnerships as a limited partner that are expected to enable Seaboard to obtain certain low income housing tax credits over a period of approximately ten years. Seaboard uses the proportional amortization method of accounting for all of its qualified affordable housing project investments by amortizing the initial cost of the investment in proportion to the income tax credits received and recognizing the net investment performance in the Comprehensive Statements of Income as a component of income tax expense.  The amounts of affordable housing tax credits and other tax benefits and related amortization expense recognized as components of income tax expense were not material for the years ended December 31, 2014, 2013 and 2012.  The balance of these investments recognized on the Consolidated Balance Sheets as of December 31, 2014 and 2013 was $11,625,000 and $13,189,000, respectively.

On December 19, 2014, the Tax Increase Prevention Act of 2014 (the 2014 Tax Act) was signed into law.  The 2014 Tax Act extended many expired corporate income tax provisions through December 31, 2014 which impacted current and deferred income taxes for financial reporting purposes. The total annual effects of the provisions in the new law on current and deferred taxes assets and liabilities for Seaboard were recorded in the fourth quarter of 2014.  The impact was a tax benefit of $11,410,000, or $9.68 per common share, recorded primarily related to certain income tax credits.  In addition to this amount was a credit of $15,450,000 for the Federal blender’s credits for 2014 that was recognized as revenues in the fourth quarter of 2014.  See Note 12 for further discussion of this Federal blender’s credit.  Since the 2014 Tax Act only extended these tax provisions, including the Federal blender’s credits, through December 31, 2014, future legislation would be required to extend these expired tax provisions.

On January 2, 2013, the American Taxpayer Relief Act of 2012 (the Tax Act) was signed into law.  The Tax Act extended many expired corporate income tax provisions that impact current and deferred taxes for financial reporting purposes.  In accordance with U.S. GAAP, the determination of current and deferred taxes is based on the provisions of the enacted law as of the balance sheet date; the effects of future changes in tax law are not anticipated.  The effects of changes in tax laws, including retroactive changes, are recognized in the financial statements in the period that the changes are enacted.  Accordingly, as the Tax Act was signed into law in 2013, the effects of the retroactive provisions in the new law on current and deferred taxes assets and liabilities for Seaboard were recorded in the first quarter of 2013.  The total impact was a one-time tax benefit of $7,945,000 recorded in the first quarter of 2013 related to certain 2012 income tax credits.  In addition to this amount was a credit of approximately $11,260,000 for 2012 Federal blender’s credits that was recognized as revenues in the first quarter of 2013.  See Note 12 for further discussion of this Federal blender’s credit.

Note 7

Notes Payable and Long-Term Debt

Notes payable amounting to $75,524,000 and $67,699,000 at December 31, 2014 and 2013, respectively, consisted of obligations due to banks on demand or based on Seaboard’s ability and intent to repay within one year. On October 24, 2014, Seaboard entered into a Credit Agreement for a committed line of credit totaling $50,000,000 related to a foreign subsidiary for the Commodity Trading and Milling segment, with a maturity date of October 23, 2015. At December 31, 2014, Seaboard also had another committed bank line totaling $200,000,000, with a maturity date of February 20, 2018, for a total of $250,000,000 in committed bank lines.  As of December 31, 2014, Seaboard also had uncommitted bank lines totaling $243,620,000, of which $193,620,000 of the uncommitted lines relate to foreign subsidiaries. At December 31, 2014, there were no borrowings outstanding under the committed lines and there were $75,524,000 outstanding under the uncommitted lines, respectively, all related to foreign subsidiaries.  The uncommitted borrowings outstanding at December 31, 2014 primarily represented $33,421,000 denominated in South African rand and $28,383,000 denominated in Argentine pesos. The weighted average interest rates for outstanding notes payable were 14.34% and 13.10% at December 31, 2014 and 2013, respectively.

44	2014 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

At December 31, 2014, Seaboard’s borrowing capacity under its committed and uncommitted lines was reduced by letters of credit totaling $10,000 and $1,534,000, respectively. The notes payable to banks under the credit lines are unsecured. The lines of credit do not require compensating balances. Facility fees on these agreements are not material.

In July 2014, Seaboard provided notice of optional prepayment to its lenders related to a credit agreement with an original maturity of 2021.  The total principal payment of $85,500,000 was made on August 29, 2014.  In addition, Seaboard was required to pay an approximately $3,760,000 fee for early payment of this long-term debt that was charged to interest expense in the third quarter of 2014. In November 2013, Seaboard provided notice of call for early redemption to holders of certain IDRBs effective December 20, 2013 and paid $18,000,000 in the fourth quarter of 2013. In April 2013, Seaboard provided notice of call for early redemption to holders of certain IDRBs effective May 13, 2013 and paid $10,800,000 in the second quarter of 2013.  In December 2012, Seaboard provided notice of call for early redemption to holders of certain IDRBs effective January 14, 2013 and paid $13,000,000 in the first quarter of 2013.

The terms of the note agreements pursuant to which the bank debt and credit lines were issued require, among other terms, the maintenance of certain ratios and minimum net worth, the most restrictive of which requires an adjusted leverage ratio of less than 3.5 to 1.0; requires the maintenance of consolidated tangible net worth, as defined, of not less than $1,870,445,000, plus 25% of cumulative consolidated net income beginning after December 31, 2012; limits aggregate dividend payments to $25,000,000 per year under certain circumstances; limits the sum of subsidiary indebtedness and priority indebtedness to 20% of consolidated tangible net worth; and limits Seaboard’s ability to acquire investments and sell assets under certain circumstances. Seaboard is in compliance with all restrictive debt covenants relating to these agreements as of December 31, 2014.

Note 8

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

The following tables show assets and liabilities measured at fair value (derivatives exclude margin accounts) on a recurring basis as of December 31, 2014 and 2013, respectively, and also the level within the fair value hierarchy used to measure each category of assets.  Seaboard uses the end of the reporting period to determine if there were any transfers between levels.  There were no transfers between levels that occurred in 2014 and 2013.

2014 Annual Report	45

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

	Balance
	December 31,
(Thousands of dollars)	2014	Level 1	Level 2	Level 3

Assets:
Available-for-sale securities-short-term investments:
Money market funds	$142,432	$142,432	$-	$-
Corporate bonds	11,015	-	11,015	-
U.S. Government agency securities	9,666	-	9,666	-
Asset backed debt securities	2,291	-	2,291	-
Collateralized mortgage obligations	1,170	-	1,170	-
U.S. Treasury securities	522	-	522	-
Trading securities-short term investments:
High yield debt securities	181,483	-	181,483	-
Equity mutual fund	82,542	82,542	-	-
Domestic equity ETF	32,651	32,651	-	-
Money market funds held in trading accounts	21,401	21,401	-	-
Emerging markets trading debt mutual fund	2,614	2,614	-	-
Other trading investments	2,779	-	2,779	-
Trading securities-other current assets:
Domestic equity securities	33,857	33,857	-	-
Foreign equity securities	6,532	6,532	-	-
Fixed income mutual funds	4,570	4,570	-	-
Other	2,676	2,405	271	-
Derivatives
Commodities (1)	6,136	6,136	-	-
Foreign currencies	1,675	-	1,675	-
Total Assets	$546,012	$335,140	$210,872	$-
Liabilities:
Derivatives:
Commodities (1)	$1,779	$1,779	$-	$-
Interest rate swaps	7,715	-	7,715	-
Foreign currencies	407	-	407	-
Total Liabilities	$9,901	$1,779	$8,122	$-

(1) Seaboard’s commodities derivative assets and liabilities are presented in the Consolidated Balance Sheets on a net basis, including netting the derivatives with the related margin accounts.  As of December 31, 2014, the commodity derivatives had a margin account balance of $4,314,000 resulting in a net other current asset on the Consolidated Balance Sheets of $9,267,000 and other current liabilities of $596,000.

46	2014 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

	Balance
	December 31,
(Thousands of dollars)	2013	Level 1	Level 2	Level 3

Assets:
Available-for-sale securities – short-term investments:
Money market funds	$88,430	$88,430	$-	$-
Corporate bonds	70,258	-	70,258	-
U.S. Government agency securities	27,147	-	27,147	-
Emerging markets debt mutual fund	16,941	16,941	-	-
Asset backed debt securities	8,477	-	8,477	-
Collateralized mortgage obligations	7,600	-	7,600	-
U.S. Treasury securities	5,223	-	5,223	-
Trading securities- short term investments:
High yield debt securities	50,428	-	50,428	-
Money market funds held in trading accounts	11,033	11,033	-	-
Emerging markets trading debt mutual fund	2,858	2,858	-	-
Other trading investments	2,254	-	2,254	-
Trading securities – other current assets:
Domestic equity securities	26,672	26,672	-	-
Foreign equity securities	9,570	7,317	2,253	-
Fixed income mutual funds	3,974	3,974	-	-
Other	5,134	3,559	1,575	-
Derivatives
Commodities (1)	2,331	2,331	-	-
Foreign currencies	2,763	-	2,763	-
Total Assets	$341,093	$163,115	$177,978	$-
Liabilities:
Derivatives:
Commodities (1)	$16,014	$15,422	$592	$-
Interest rate swaps	4,103	-	4,103	-
Foreign currencies	101	-	101	-
Total Liabilities	$20,218	$15,422	$4,796	$-

(1) Seaboard’s commodities derivative assets and liabilities are presented in the Consolidated Balance Sheets on a net basis, including netting the derivatives with the related margin accounts.  As of December 31, 2013, the commodity derivatives had a margin account balance of $29,822,000 resulting in a net other current asset on the Consolidated Balance Sheets of $16,731,000 and other current liabilities of $592,000.

Financial instruments consisting of cash and cash equivalents, net receivables, notes payable and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of the instruments.

The fair value of long-term debt is estimated by comparing interest rates for debt with similar terms and maturities. If Seaboard’s debt was measured at fair value on its Consolidated Balance Sheets, it would have been classified as level 2 in the fair value hierarchy. The amortized cost and estimated fair values of investments and long-term debt at December 31, 2014 and 2013, are presented below:

2014 Annual Report	47

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

December 31,	2014		2013
(Thousands of dollars)	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Short-term investments, available-for-sale	$ 167,049	$ 167,096	$ 224,314	$ 224,076
Short-term investments, trading debt securities	330,181	323,470	65,728	66,573
Long-term debt	-	-	92,177	94,578

While management believes its derivatives are primarily economic hedges of its firm purchase and sales contracts or anticipated sales contracts, Seaboard does not perform the extensive record-keeping required to account for these types of transactions as hedges for accounting purposes.

Commodity Instruments

Seaboard uses various derivative futures and options to manage its risk to price fluctuations for raw materials and other inventories, finished product sales and firm sales commitments. Seaboard also enters into speculative derivative transactions not directly related to its raw material requirements. The nature of Seaboard’s market risk exposure has not changed materially since December 31, 2013. Commodity derivatives are recorded at fair value, with any changes in fair value being marked to market as a component of cost of sales on the Consolidated Statements of Comprehensive Income. Since these derivatives are not accounted for as hedges, fluctuations in the related commodity prices could have a material impact on earnings in any given period.

At December 31, 2014, Seaboard had open net derivative contracts to purchase 19,800,000 pounds of hogs, 19,620,000 pounds of soybean oil, 15,551,000 pounds of sugar, 10,697,000 bushels of grain, 88,000 pounds of dry whey powder and 85,000 tons of soybean meal and open net derivative contracts to sell 4,326,000 gallons of heating oil.  At December 31, 2013, Seaboard had open net derivative contracts to purchase 51,184,000 pounds of sugar, 32,440,000 pounds of hogs, 6,540,000 bushels of grain, 440,000 pounds of cheese and 308,000 pounds of dry whey powder and open net derivative contracts to sell 12,125,000 pounds of palm oil and 76,000 tons of soybean meal. For the years ended December 31, 2014, 2013 and 2012, Seaboard recognized net realized and unrealized gains (losses) of $18,355,000, $(17,016,000) and $(6,098,000), respectively, related to commodity contracts, primarily included in cost of sales on the Consolidated Statements of Comprehensive Income.

Foreign Currency Exchange Agreements

Seaboard enters into foreign currency exchange agreements to manage the foreign currency exchange rate risk with respect to certain transactions denominated in foreign currencies. Foreign exchange agreements that were primarily related to the underlying commodity transaction were recorded at fair value, with changes in value marked to market as a component of cost of sales on the Consolidated Statements of Comprehensive Income. Foreign exchange agreements that were not related to an underlying commodity transaction were recorded at fair value, with changes in value marked to market as a component of foreign currency gains (losses), net on the Consolidated Statements of Comprehensive Income. Since these agreements are not accounted for as hedges, fluctuations in the related currency exchange rates could have a material impact on earnings in any given year.

At December 31, 2014 and 2013, Seaboard had trading foreign exchange contracts to cover its firm sales and purchase commitments and related trade receivables and payables, with notional amounts of $143,961,000 and $127,389,000, respectively, primarily related to the South African rand.

Interest Rate Exchange Agreements

During 2014, Seaboard put into place four, approximately eight-year interest rate exchange agreements with mandatory early termination dates in the second half of 2014 and 2015 for one of the agreements. Three of these agreements have since been terminated that had mandatory early termination dates in 2014.  Payments made by Seaboard to unwind these agreements were not material. Also in 2014, Seaboard entered into three new interest rate exchange agreements to replace the three that were terminated as noted above, each with a mandatory early termination in 2015 and similar terms as the interest rate exchange agreements terminated. These four exchange agreements, still outstanding as of December 31, 2014, involve the exchange of fixed-rate and variable-rate interest payments without the exchange of the underlying notional amounts to mitigate the potential effects of fluctuations in interest rates on the anticipated dry bulk vessel leases in 2015. Seaboard pays a fixed rate and receives a variable rate of interest on these four notional amounts of $22,000,000 each. In May 2010, Seaboard entered into three ten-year interest rate exchange agreements which involve the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to mitigate the

48	2014 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

effects of fluctuations in interest rates on variable rate debt. Seaboard pays a fixed rate and receives a variable rate of interest on three notional amounts of $25,000,000 each. In August 2010, Seaboard entered into another ten-year interest rate exchange agreement, with a notional amount of $25,000,000 that has terms similar to those for the other three interest rate exchange agreements referred to above. In September 2012, Seaboard terminated one interest rate exchange agreement with a notional value of $25,000,000. Seaboard made a payment in the amount of $3,861,000 to unwind this agreement. These interest rate exchange agreements do not qualify as hedges for accounting purposes. Accordingly, the changes in fair value of these agreements are recorded in Miscellaneous, net in the Consolidated Statements of Comprehensive Income. At December 31, 2014 and 2013, Seaboard had seven agreements and three agreements outstanding, respectively, with a total notional value of $163,000,000 and $75,000,000, respectively.

The following table provides the amount of gain or (loss) recognized for each type of derivative and where it was recognized in the Consolidated Statements of Comprehensive Income for the year ended December 31, 2014 and 2013:

		2014	2013
(Thousands of dollars)
Commodities	Cost of sales-products	$ 18,355	$ (17,016)
Foreign currencies	Cost of sales-products	4,302	15,801
Foreign currencies	Foreign currency gains, net	4,255	6,532
Interest rate	Miscellaneous, net	(7,988)	3,535

The following table provides the fair value of each type of derivative held as of December 31, 2014 and 2013 and where each derivative is included on the Consolidated Balance Sheets:

(Thousands of dollars)	Asset Derivatives			Liability Derivatives
		2014	2013		2014	2013
Commodities(1)	Other current assets	$6,136	$2,331	Other current liabilities	$1,779	$16,014
Foreign currencies	Other current assets	1,675	2,763	Other current liabilities	407	101
Interest rate	Other current assets	-	-	Other current liabilities	7,715	4,103

(1) Seaboard’s commodities derivative assets and liabilities are presented in the Consolidated Balance Sheets on a net basis, including netting the derivatives with the related margin accounts.  As of December 31, 2014 and 2013, the commodity derivatives had a margin account balance of $4,314,000 and $29,822,000, respectively, resulting in a net other current asset on the Consolidated Balance Sheets of $9,267,000 and $16,731,000, respectively, and other current liabilities of $596,000 and $592,000 as of December 31, 2014 and 2013.

Counterparty Credit Risk

From time to time Seaboard is subject to counterparty credit risk related to its foreign currency exchange agreements and interest rate swaps, should the counterparties fail to perform according to the terms of the contracts. As of December 31, 2014, Seaboard had $1,675,000 of credit risk to six counterparties related to its foreign currency exchange agreements and no credit risk related to its interest rate swaps.  Seaboard does not hold any collateral related to these agreements.

Note 9

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

2014 Annual Report	49

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Seaboard has historically based pension contributions on minimum funding standards to avoid the Pension Benefit Guaranty Corporation (PBGC) variable rate premiums established by the Employee Retirement Income Security Act (ERISA) of 1974.  During the third quarter of 2013, Seaboard completed future funding analyses for these plans and in September 2013 made a deductible contribution of $10,000,000 for the 2012 plan year, principally to avoid future PBGC variable rate premiums established pursuant to the ERISA. Management did not make any contributions in 2014 and 2012 and currently does not plan on making any contributions to the Plans in 2015.

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

As described in Note 8 to the Consolidated Financial Statements, U.S. GAAP utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following tables show the Plans’ assets measured at estimated fair value as of December 31, 2014 and 2013, respectively, and also the level within the fair value hierarchy used to measure each category of assets:

	Balance
	December 31,
(Thousands of dollars)	2014	Level 1	Level 2	Level 3
Assets:
Domestic equity securities	$ 66,618	$ 66,618	$-	$-
Foreign equity securities	27,945	27,945	-	-
Real estate mutual fund	8,977	8,977	-	-
Fixed income mutual funds	4,683	4,683	-	-
Commodity mutual funds	3,831	3,831	-	-
International fixed income mutual funds	2,808	2,808	-	-
Money market funds	2,205	2,205	-	-
Other	5,037	174	4,863	-
Total Assets	$ 122,104	$ 117,241	$4,863	$-

	Balance
	December 31,
(Thousands of dollars)	2013	Level 1	Level 2	Level 3
Assets:
Domestic equity securities	$ 65,998	$ 65,998	$-	$-
Foreign equity securities	30,348	30,348	-	-
Real estate mutual fund	8,866	8,866	-	-
Commodity mutual funds	2,756	2,756	-	-
International fixed income mutual funds	2,485	2,485	-	-
Money market funds	1,938	1,938	-	-
Fixed income mutual funds	1,786	1,786	-	-
Corporate bonds	1,528	-	1,528	-
Other	3,850	-	3,850	-
Total Assets	$ 119,555	$ 114,177	$5,378	$-

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

50	2014 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Assumptions used in determining pension information for all of the above plans were:

	Years ended December 31,
	2014	2013	2012
Weighted-average assumptions
Discount rate used to determine obligations	3.15-4.40%	3.55-5.20%	2.50-4.15%
Discount rate used to determine net periodic benefit cost	3.55-5.20%	2.50-4.15%	3.75-4.70%
Expected return on plan assets	7.00-8.00%	6.50-7.25%	6.50-7.25%
Long-term rate of increase in compensation levels	4.00%	4.00%	4.00%

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

The changes in the plans’ benefit obligations and fair value of assets for the Plans, supplemental executive plans and retirement agreements and the funded status were as follows:

	December 31,
(Thousands of dollars)	2014	2013
Reconciliation of benefit obligation:
Benefit obligation at beginning of year	$203,263	$226,725
Service cost	7,701	9,427
Interest cost	9,627	8,199
Actuarial losses (gains)	44,322	(30,968)
Benefits paid	(6,699)	(6,916)
Plan settlement	(638)	-
Agreement termination gain	-	(3,204)
Benefit obligation at end of year	$257,576	$203,263
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of year	$119,555	$97,586
Actual return on plan assets	6,473	15,494
Employer contributions	3,413	13,391
Benefits paid	(6,699)	(6,916)
Plan settlement	(638)	-
Fair value of plan assets at end of year	$122,104	$119,555
Funded status	$(135,472)	$(83,708)

The net funded status of the Plans was $(47,725,000) and $(8,820,000) at December 31, 2014 and 2013, respectively. The benefit obligation increased primarily due to a decrease in discount rates for all plans. The accumulated benefit obligation for the Plans was $144,110,000 and $110,653,000, and for all the other plans was $72,816,000 and $61,462,000 at December 31, 2014 and 2013, respectively. Expected future net benefit payments for all plans during each of the next five years and in aggregate for the five year period beginning with the sixth year are as follows: $8,723,000, $10,751,000, $12,026,000, $13,667,000, $12,921,000, and $85,984,000, respectively.

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

2014 Annual Report	51

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The net periodic cost of benefits of these plans was as follows:

	Years ended December 31,
(Thousands of dollars)	2014	2013	2012
Components of net periodic benefit cost:
Service cost	$7,701	$9,427	$8,843
Interest cost	9,627	8,199	8,918
Expected return on plan assets	(8,695)	(6,458)	(6,431)
Amortization and other	2,075	6,303	6,748
Agreement termination gain	-	(3,204)	-
Settlement	156	-	1,796
Curtailment	-	-	1,134
Net periodic benefit cost	$10,864	$14,267	$21,008

The amounts not reflected in net periodic benefit cost and included in accumulated other comprehensive loss (AOCL) before taxes at December 31, 2014 and 2013 are $85,604,000 and $38,571,000, respectively.  Such amounts primarily represent accumulated losses, net of gain. The amounts in AOCL expected to be recognized as components of net periodic benefit cost in 2015 are $5,494,000.

Seaboard participates in a multi-employer pension fund, the United Food & Commercial Workers International Union-Industry Pension Fund, which covers certain union employees under a collective bargaining agreement. This fund’s employer identification plan is 51-6055922 and this plan’s number is 001.  For the plan year beginning July 1, 2014, this plan’s “zone status” is green and is not subject to a funding improvement plan. Seaboard is required to make contributions to this plan in amounts established under the collective bargaining agreement that expires in July 2019. Contribution expense for this plan was $593,000, $594,000 and $584,000 for the years ended December 31, 2014, 2013 and 2012, respectively, which represents less than five percent of total contributions to this plan. The applicable portion of the total plan benefits and net assets of this plan is not separately identifiable, although Seaboard has received notice that, under certain circumstances, it could be liable for unfunded vested benefits or other expenses of this jointly administered union plan.  Seaboard has not established any liabilities for potential future withdrawal, as such withdrawal from this plan is not probable.

Seaboard maintains a defined contribution plan covering most of its domestic salaried and clerical employees. In 2014, 2013 and 2012, Seaboard contributed to this plan an amount equal to 50% of the first 6% of each employee’s contributions to the plan. Employee vesting is based upon years of service, with 20% vested after one year of service and an additional 20% vesting with each additional complete year of service. Contribution expense for this plan was $2,245,000, $2,142,000 and $2,063,000 for the years ended December 31, 2014, 2013 and 2012, respectively.

Seaboard has a deferred compensation plan which allows certain employees to reduce their compensation in exchange for values in various investments. Seaboard also has an Investment Option Plan which allowed certain employees to reduce their compensation in exchange for an option to acquire interests measured by reference to three investments. However, as a result of U.S. tax legislation passed in 2004, reductions to compensation earned after 2004 are no longer allowed under the Investment Option Plan. The exercise price for each investment option was established based upon the fair market value of the underlying investment on the date of grant. Under both plans, Seaboard contributes 3% of the employees’ reduced compensation. Seaboard’s expense for these two deferred compensation plans, which primarily includes amounts related to the change in fair value of the underlying investment accounts, was $3,142,000, $5,942,000 and $4,148,000 for the years ended December 31, 2014, 2013 and 2012, respectively. Included in other liabilities at December 31, 2014 and 2013 are $42,759,000 and $41,144,000, respectively, representing the market value of the payable to the employees upon distribution or exercise for each plan. In conjunction with these plans, Seaboard purchased the specified number of units of the employee-designated investment, plus the applicable option price for the Investment Option Plan. These investments are treated as trading securities and are stated at their fair market values. Accordingly, as of December 31, 2014 and 2013, $47,635,000 and $45,350,000, respectively, were included in other current assets on the Consolidated Balance Sheets. Investment income related to the mark-to-market of these investments for 2014, 2013, and 2012 totaled $3,086,000, $5,863,000 and $4,076,000, respectively.

52	2014 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 10

Commitments and Contingencies

On September 19, 2012, the United States Immigration and Customs Enforcement (“ICE”) executed three search warrants authorizing the seizure of certain records from Seaboard’s offices in Merriam, Kansas and at the Seaboard Foods employment office and the human resources department in Guymon, Oklahoma.  The warrants generally called for the seizure of employment-related files, certain e-mails and other electronic records relating to Medicaid and Medicaid recipients, certain health care providers in the Guymon area, and Seaboard’s health plan and certain personnel issues.  The United States Attorney’s Office for the Western District of Oklahoma (“USAO”), which has been leading the investigation, previously advised Seaboard it intended to close its investigation and that no charges would be brought against Seaboard.  However, discussions with the USAO continue regarding the status of the investigation and the possibility of proceedings by the USAO, ICE and/or the Oklahoma Attorney General’s office remains.  No proceedings have been filed or brought as of this time.  It is not possible at this time to determine whether any agencies will continue to pursue an investigation or whether Seaboard will incur any material fines, penalties or liabilities in connection with this matter.

Seaboard is subject to various administrative and judicial proceedings and other legal matters related to the normal conduct of its business.  In the opinion of management, the ultimate resolutions of these items are not expected to have a material adverse effect on the Consolidated Financial Statements of Seaboard.

Contingent Obligations

Certain of the non-consolidated affiliates and third party contractors who perform services for Seaboard have bank debt supporting their underlying operations. From time to time, Seaboard will provide guarantees of that debt in order to further business objectives. Seaboard does not issue guarantees of third parties for compensation. As of December 31, 2014, guarantees outstanding to third parties were not material. Seaboard has not accrued a liability for any of the third party or affiliate guarantees as management considers the likelihood of loss to be remote. See Note 7 for discussion of letters of credit.

Commitments

As of December 31, 2014 Seaboard had various firm non-cancelable purchase commitments and commitments under other agreements, arrangements and operating leases, as described in the table below:

Purchase commitments	Years ended December 31,
(Thousands of dollars)	2015	2016	2017	2018	2019	Thereafter
Hog procurement contracts	$188,281	$134,284	$76,084	$56,090	$-	$-
Grain and feed ingredients	80,989	1,535	220	-	-	-
Grain purchase contracts for resale	370,540	-	-	-	-	-
Fuel supply contract	43,251	-	-	-	-	-
Equipment purchases and facility improvements	34,385	-	-	-	-	-
Construction of new dry bulk vessels	58,842	-	-	-	-	-
Other purchase commitments	10,000	745	34	34	34	66
Total firm purchase commitments	786,288	136,564	76,338	56,124	34	66
Vessel, time and voyage-charters	58,223	20,116	18,250	18,250	18,250	41,440
Contract grower finishing agreements	11,124	10,438	10,184	7,318	2,369	22
Other operating lease payments	25,407	23,342	24,137	23,711	23,640	212,389
Total unrecognized firm commitments	$881,042	$190,460	$128,909	$105,403	$44,293	$253,917

Seaboard has contracted with third parties for the purchase of live hogs to process at its pork processing plant, and has entered into grain and feed ingredient purchase contracts to support its live hog operations. The commitment amounts included in the table are based on projected market prices as of December 31, 2014.  During 2014, 2013 and 2012, this segment paid $226,925,000, $190,519,000 and $190,471,000, respectively, for live hogs purchased under committed contracts.

The Commodity Trading and Milling segment enters into grain purchase contracts, primarily to support firm sales commitments. These contracts are valued based on projected commodity prices as of December 31, 2014.

2014 Annual Report	53

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The Power segment has a natural gas supply contract for 2015 for a significant portion of the fuel required for the operation of the dual fuel power generating facility.  The commitment has both fixed and variable price components and thus the amount included in the table above is partially based on market prices as of December 31, 2014.

In June 2012, Seaboard entered into an agreement to build four dry bulk vessels to be used by the Commodity Trading and Milling segment at an estimated total cost of $90,000,000. A down payment of $8,300,000 was made in July 2012.  Additional payments of $19,153,000 were made in 2014 and the final payments are scheduled to be made in 2015 when the vessels are delivered.  However, Seaboard currently anticipates selling and leasing back these four vessels as they are completed which would result in Seaboard receiving back the amounts spent to build at each individual lease inception with no gain or loss on sale.

The Marine segment enters into contracts to time-charter vessels for use in its operations which include short-term time charters for a few months and long-term commitments ranging from one to ten years. This segment’s charter hire expenses during 2014, 2013 and 2012 totaled $86,816,000, $90,784,000 and $88,110,000, respectively.

To support the operations of the Pork segment, Seaboard has contract grower finishing agreements in place with farmers to raise a portion of Seaboard’s hogs according to Seaboard’s specifications under long-term service agreements. Under the terms of the agreements, additional payments would be required if the grower achieves certain performance standards. The contract grower finishing obligations shown above do not reflect these incentive payments which, given current operating performance, total approximately $1,300,000 per year. In the event the farmer is unable to perform at an acceptable level, Seaboard has the right to terminate the contract. During the years ended 2014, 2013 and 2012, Seaboard paid $12,922,000, $13,194,000 and $13,641,000, respectively, under contract grower finishing agreements.

Seaboard also leases various facilities and equipment under non-cancelable operating lease agreements including a terminal operations agreement at Port Miami which runs through 2028. Rental expense for operating leases for all segments amounted to $35,252,000, $33,995,000 and $29,224,000 in 2014, 2013 and 2012, respectively.

Note 11

Stockholders’ Equity and Accumulated Other Comprehensive Loss

Seaboard has a share repurchase program in place which was initially approved by its Board of Directors in November 2009, and is in effect through October 31, 2015.  In May 2014, the Board of Directors increased the dollar amount of Seaboard common stock authorized to be repurchased under the share repurchase program by $20,000,000, and Seaboard commenced a tender offer to repurchase shares.  On June 19, 2014, Seaboard completed the tender offer, pursuant to which it repurchased 16,738 shares of common stock at a price per share of $2,950, for a total cost of $49,377,000.  As of December 31, 2014, $50,846,000 remained available for repurchases under this program.  Seaboard used cash to repurchase 18,405, 8,705 and 12,937 shares of common stock at a total price of $53,781,000, $23,578,000 and $26,830,000 in 2014, 2013 and 2012, respectively. Under this share repurchase program, Seaboard is authorized to repurchase its Common Stock from time to time in open market or privately negotiated purchases, which may be above or below the traded market price. During the period that the share repurchase program remains in effect, from time to time, Seaboard may enter into a 10b5-1 plan authorizing a third party to make such purchases on behalf of Seaboard.  The stock repurchase will be funded by cash on hand.  Shares repurchased will be retired and resume the status of authorized and unissued shares.  All stock repurchased will be made in compliance with applicable legal requirements and the timing of the repurchases and the number of shares repurchased at any given time will depend upon market conditions, compliance with Securities and Exchange Commission regulations and other factors.  The Board’s stock repurchase authorization does not obligate Seaboard to acquire a specific amount of common stock and the stock repurchase program may be suspended at any time at Seaboard’s discretion.

In December 2012, Seaboard declared and paid a dividend of $12.00 per share on the common stock.  The increased amount of the dividend (which has historically been $0.75 per share on a quarterly basis or $3.00 per share on an annual basis) represented a prepayment of the annual 2013, 2014, 2015 and 2016 dividends ($3.00 per share per year).  Seaboard does not currently intend to declare any further dividends for the years 2015 and 2016. Seaboard did not declare or pay a dividend in 2014, 2013 and 2011. In 2010, Seaboard declared and prepaid the 2012 and 2011 dividends of $3.00 per share per year.

54	2014 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The components of accumulated other comprehensive loss, net of related taxes, for 2012, 2013 and 2014 are as follows:

	Cumulative
	Foreign	Unrealized	Unrealized
	Currency	Gain (Loss)	Gain (Loss) on	Unrecognized
	Translation	on	Cash Flow	Pension
(Thousands of dollars)	Adjustment	Investments	Hedges	Cost	Total
Balance December 31, 2012	$(109,457)	$2,232	$(113)	$(64,206)	$(171,544)

Other comprehensive income (loss) before reclassifications	(45,956)	(1,124)	-	32,938	(14,142)
Amounts reclassified from accumulated other comprehensive loss to net earnings	-	(627)(1)	-	4,516(2)	3,889

Other comprehensive income (loss), net of tax	(45,956)	(1,751)	-	37,454	(10,253)

Balance December 31, 2013	$(155,413)	$481	$(113)	$(26,752)	$(181,797)

Other comprehensive income (loss) before reclassifications	(38,624)	775	(122)	(34,664)	(72,635)
Amounts reclassified from accumulated other comprehensive loss to net earnings	-	78(1)	235	1,482(2)	1,795

Other comprehensive income (loss), net of tax	(38,624)	853	113	(33,182)	(70,840)

Balance December 31, 2014	$(194,037)	$1,334	$-	$(59,934)	$(252,637)

(1) This represents realized gains and losses on the sale of available-for-sale securities and was recorded in other investment income, net.

(2) This primarily represents the amortization of actuarial losses that were included in net periodic pension cost and was recorded in operating income.  See Note 9 for further discussion.

In 2013, Seaboard recognized a one-time retirement agreement termination gain of $1,310,000 net of tax, in unrecognized pension cost in other comprehensive income.  See Note 9 for further discussion.

The foreign currency translation adjustment primarily represents the effect of the Argentine peso currency exchange fluctuation on the net assets of the Sugar segment. At December 31, 2014, the Sugar segment had $121,920,000 in net assets denominated in Argentine pesos and $492,000 in net assets denominated in U.S. dollars in Argentina.  At December 31, 2013, the Sugar segment had $151,769,000 in net assets denominated in Argentine pesos and $2,957,000 in net assets denominated in U.S. dollars in Argentina. Management anticipates that the Argentine peso could continue to weaken against the U.S. dollar and thus it is anticipated that Seaboard could incur additional foreign currency translation adjustment losses in other comprehensive loss in 2015.

Income taxes for cumulative foreign currency translation adjustments were recorded using a 35% effective tax rate except for $55,745,000 and $41,380,000 in 2014 and 2013, respectively, related to certain subsidiaries for which no tax benefit was recorded.  Income taxes for all other components of accumulated other comprehensive loss were recorded using a 39% effective rate except for unrecognized pension cost of $20,001,000 and $8,663,000 in 2014 and 2013, respectively, related to employees at certain subsidiaries for which no tax benefit was recorded.

2014 Annual Report	55

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 12

Segment Information

Seaboard Corporation had six reportable segments through December 31, 2014: Pork, Commodity Trading and Milling (CT&M), Marine, Sugar, Power and Turkey, each offering a specific product or service. Seaboard’s reporting segments are based on information used by Seaboard’s Chief Executive Officer in his capacity as chief operating decision maker to determine allocation of resources and assess performance. Each of the six main segments is separately managed, and each was started or acquired independent of the other segments. The Pork segment produces and sells fresh and frozen pork products to further processors, foodservice operators, grocery stores, distributors and retail outlets throughout the United States, and to Japan, Mexico and numerous other foreign markets. This segment also produces biodiesel primarily from pork fat for sale to third parties. The Commodity Trading and Milling segment is an integrated agricultural commodity trading and processing and logistics operation that internationally markets wheat, corn, soybean meal and other agricultural commodities in bulk to third party customers and to non-consolidated affiliates. This segment also operates flour, maize and feed mills, baking operations, and poultry production and processing in numerous foreign countries. The Marine segment, based in Miami, Florida, provides cargo shipping services between the United States, the Caribbean Basin and Central and South America. The Sugar segment produces and processes sugar and alcohol in Argentina, primarily to be marketed locally. The Power segment is an unregulated independent power producer in the Dominican Republic operating a floating power generating facility. The Turkey segment, accounted for using the equity method, produces and sells branded and non-branded turkeys and other turkey products. Total assets for the Turkey segment represents Seaboard’s investment in and notes receivable from this affiliate. Revenues for the All Other segment are primarily derived from a jalapeño pepper processing operation.

As more fully described in Note 4, as of September 27, 2014 Seaboard’s Pork segment sold to Triumph a 50% interest in its processed meats division, Daily’s.  As a result, Seaboard deconsolidated Daily’s from its Consolidated Balance Sheet as of September 27, 2014.  Seaboard’s remaining 50% investment in Daily’s is accounted for using the equity method of accounting. Substantially all of its hourly employees at its Guymon processing plant are covered by a collective bargaining agreement.

The 2014 Tax Act signed into law in December 2014 as discussed in Note 6, renewed the Federal blender’s credit that Seaboard is entitled to receive for biodiesel it blends which had previously expired on December 31, 2013 retroactively to January 1, 2014 with an expiration of December 31, 2014.  As a result, in the fourth quarter of 2014 the Pork segment recognized as revenues the 2014 Federal blender’s credits of $15,450,000. Also, the Tax Act signed into law in January 2013 as discussed in Note 6, renewed and extended the Federal blender’s credits which had previously expired on December 31, 2011 and renewed retroactively to January 1, 2012 with an expiration of December 31, 2013.  As a result, in the first quarter of 2013 the Pork segment recognized approximately $11,260,000 as revenues related to this Federal blender’s tax incentive for gallons produced and sold in fiscal 2012.

In the fourth quarter of 2014, the CT&M segment recorded a $10,772,000 write-down in loss from affiliate from a decline in value considered other than temporary for its investment in a bakery located in the Democratic Republic of Congo (DRC).  The CT&M segment historically derived a significant portion of its operating income from wheat sales to another non-consolidated affiliate in the DRC, although such portion has been declining significantly since 2012.  Also, Seaboard historically had derived a significant portion of its income from affiliates from this same affiliate but in 2014 and 2013 Seaboard incurred significant losses from this affiliate for its proportionate share.  See Note 4 for further discussion of the write-down and investments in affiliates in the DRC.

The Power segment had been operating a floating power generating facility (72 megawatts) in the Dominican Republic under a short-term lease agreement.  On April 1, 2014, Seaboard provided notice to cancel the lease.  Seaboard ceased operations of the leased facility on September 3, 2014.  Seaboard had previously sold this facility to the current owner in 2011.  In conjunction with ceasing operations, Seaboard sold inventory related to these operations, the sale of which had been deferred until the end of the lease term.  In addition, $1,500,000 of the original sale price for this facility, which remained in escrow as security for the lease, was paid to Seaboard.  Finalization of the transfer of the leased facility to the owner and related settlement of all items occurred on September 18, 2014.  As a result, Seaboard recognized a $4,953,000 gain from sale of assets in operating income related to these items in the third quarter of 2014.

56	2014 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The Turkey segment accounted for using the equity method, had operating income in 2014, 2013 and 2012 of $140,990,000, $4,892,000 and $65,694,000, respectively. In 2013, Butterball incurred charges for impairment of fixed assets related to the planned sale of its closed processing plant in Longmont, Colorado of which Seaboard’s proportionate share of these charges represented $(3,662,000) recognized in loss from affiliates.  This plant was sold in May 2014 for the approximate remaining net book value.

The following tables set forth specific financial information about each segment as reviewed by management, except for the Turkey segment information previously disclosed in Note 4 to the Consolidated Financial Statements. Operating income for segment reporting is prepared on the same basis as that used for consolidated operating income. Operating income, along with income (loss) from affiliates for the Commodity Trading and Milling and Turkey segment, is used as the measure of evaluating segment performance because management does not consider interest and income tax expense on a segment basis.

Sales to External Customers:
	Years ended December 31,
(Thousands of dollars)	2014	2013	2012

Pork	$1,717,329	$1,713,077	$1,638,404
Commodity Trading and Milling	3,499,290	3,501,498	3,023,531
Marine	852,749	913,776	969,575
Sugar	199,503	245,541	288,315
Power	189,119	283,796	255,390
All Other	15,086	12,726	13,918
Segment/Consolidated Totals	$6,473,076	$6,670,414	$6,189,133

Operating Income (Loss):
	Years ended December 31,
(Thousands of dollars)	2014	2013	2012

Pork	$348,987	$147,695	$122,556
Commodity Trading and Milling	53,941	38,339	71,852
Marine	(2,693)	(25,783)	26,111
Sugar	26,635	24,453	60,180
Power	18,971	42,939	55,042
All Other	1,173	745	607
Segment Totals	447,014	228,388	336,348
Corporate	(23,455)	(23,524)	(26,687)
Consolidated Totals	$423,559	$204,864	$309,661

Income (Loss) from Affiliates:
	Years ended December 31,
(Thousands of dollars)	2014	2013	2012

Pork	$3,690	$-	$-
Commodity Trading and Milling	(23,740)	(639)	10,467
Sugar	738	614	88
Turkey	54,668	(10,267)	20,152
Segment/Consolidated Totals	$35,356	$(10,292)	$30,707

2014 Annual Report	57

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Depreciation and Amortization:
	Years ended December 31,
(Thousands of dollars)	2014	2013	2012

Pork	$46,196	$43,306	$43,014
Commodity Trading and Milling	5,146	5,553	6,330
Marine	24,740	25,136	23,490
Sugar	7,998	10,726	11,222
Power	7,517	7,395	5,467
All Other	382	363	366
Segment Totals	91,979	92,479	89,889
Corporate	406	598	327
Consolidated Totals	$92,385	$93,077	$90,216
Total Assets:
		December 31,
(Thousands of dollars)		2014	2013

Pork		$821,172	$773,641
Commodity Trading and Milling		1,103,461	1,056,930
Marine		283,276	271,012
Sugar		198,271	226,245
Power		199,256	267,431
Turkey		393,425	342,083
All Other		5,887	6,428
Segment Totals		3,004,748	2,943,770
Corporate		672,572	474,278
Consolidated Totals		$3,677,320	$3,418,048

Investments in and Advances to Affiliates:
		December 31,
(Thousands of dollars)		2014	2013

Pork		$79,832	$-
Commodity Trading and Milling		178,344	197,036
Marine		17,333	-
Sugar		2,994	2,768
Turkey		244,560	207,096
Segment/Consolidated Totals		$523,063	$406,900

Capital Expenditures:
	Years ended December 31,
(Thousands of dollars)	2014	2013	2012

Pork	$54,244	$79,637	$52,333
Commodity Trading and Milling	21,351	24,213	22,817
Marine	29,381	22,817	35,365
Sugar	13,592	17,117	22,066
Power	2,243	4,207	25,022
All Other	115	247	112
Segment Totals	120,926	148,238	157,715
Corporate	252	1,414	1,040
Consolidated Totals	$121,178	$149,652	$158,755

58	2014 Annual Report

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

Geographic Information

No individual foreign country accounted for 10% or more of sales to external customers. The following table provides a geographic summary of net sales based on the location of product delivery:

	Years ended December 31,
(Thousands of dollars)	2014	2013	2012
Caribbean, Central and South America	$2,414,181	$2,571,970	$2,566,056
Africa	1,661,325	1,578,341	1,471,574
United States	1,396,769	1,389,784	1,303,533
Pacific Basin and Far East	424,551	383,105	334,215
Canada/Mexico	347,684	393,502	351,505
Eastern Mediterranean	156,167	186,127	74,509
Europe	72,399	167,585	87,741
Totals	$6,473,076	$6,670,414	$6,189,133

The following table provides a geographic summary of Seaboard’s long-lived assets according to their physical location and primary port for the vessels:

	December 31,
(Thousands of dollars)	2014	2013

United States	$543,111	$555,882
Dominican Republic	134,460	140,536
Argentina	70,531	90,367
All other	99,889	83,015
Totals	$847,991	$869,800

At December 31, 2014 and 2013, Seaboard had approximately $266,510,000 and $340,748,000, respectively, of foreign receivables, excluding receivables due from affiliates, which generally represent more of a collection risk than the domestic receivables.  Management believes its allowance for doubtful accounts is adequate and reduces receivables recorded to their expected net realizable value.

2014 Annual Report	59

SEABOARD CORPORATION

Stockholder Information

Board of Directors

Steven J. Bresky	Douglas W. Baena
Director and Chairman of the Board	Director and Audit Committee Chair
President and Chief Executive Officer of Seaboard	Self-employed, engaging in facilitation of equipment leasing financings and consulting

David A. Adamsen
Director and Audit Committee Member	Edward I. Shifman, Jr.
Former Vice President – Wholesale Sales,	Director and Audit Committee Member
C&S Wholesale Grocers	Retired, former Managing Director and Executive
Vice President of Wachovia Capital Finance

Officers

Steven J. Bresky	John A. Virgo
President and Chief Executive Officer	Senior Vice President, Corporate Controller and Chief Accounting Officer

Robert L. Steer
Executive Vice President, Chief Financial Officer	David H. Rankin
Vice President, Taxation and Business Development
David M. Becker
Senior Vice President, General Counsel and Secretary	Ty A. Tywater
Vice President, Audit Services
James L. Gutsch
Senior Vice President, Engineering	Zachery J. Holden
Assistant Secretary
Ralph L. Moss
Senior Vice President, Governmental Affairs	Adriana N. Hoskins
Assistant Treasurer
David S. Oswalt
Senior Vice President, Finance and Treasurer

Chief Executive Officers of Principal Seaboard Operations

Terry J. Holton	Hugo D. Rossi
Pork	Sugar

David M. Dannov	Armando G. Rodriguez
Commodity Trading and Milling	Power

Edward A. Gonzalez
Marine

Stock Transfer Agent and Registrar of Stock	Availability of Form 10-K Report

Wells Fargo

Seaboard files its Annual Report on Form 10-K with the Securities and Exchange Commission.  Copies of the Form 10-K for fiscal 2014 are available without charge by writing Seaboard Corporation, 9000 West 67th Street, Merriam, Kansas 66202, Attention: Shareholder Relations or via the Internet at http://www.seaboardcorp.com/investors

P.O. Box 64874
St. Paul, MN 55164-0874
(800) 468-9716
www.shareowneronline.com

Independent Registered Public Accounting Firm

KPMG LLP

Seaboard provides access to its most recent Form 10-K, Form 10-Q and Form 8-K reports on its Internet website, free of charge, as soon as reasonably practicable after those reports are electronically filed with the Securities and Exchange Commission.

1000 Walnut, Suite 1100
Kansas City, Missouri 64106

Stock Listing

Seaboard’s common stock is traded on the NYSE MKT under the symbol SEB. Seaboard had 2,277 shareholders of record of its common stock as of January 31, 2015.

60	2014 Annual Report