Form 10-K, Exhibit 13
period 2015-12-31
SEABOARD CORP /DE/
filed 2016-02-25
CIK 88121

Exhibit 13

2015 Annual Report

SEABOARD CORPORATION

Description of Business

Seaboard Corporation is a diverse global agribusiness and transportation company. In the United States (“U.S.”), Seaboard is primarily engaged in pork production and processing and ocean transportation. Overseas, Seaboard is primarily engaged in commodity merchandising, grain processing, sugar production and electric power generation. Seaboard also has an interest in a turkey operation in the U.S.

This report, including information included or incorporated by reference in this report, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Seaboard Corporation and its subsidiaries (“Seaboard”). Forward-looking statements generally may be identified as statements that are not historical in nature and statements preceded by, followed by or that include the words: “believes,” “expects,” “may,” “will,” “should,” “could,” “anticipates,” “estimates,” “intends,” or similar expressions. In more specific terms, forward-looking statements, include, without limitation: statements concerning the projection of revenues, income or loss, capital expenditures, capital structure or other financial items, including the impact of mark-to-market accounting on operating income; statements regarding the plans and objectives of management for future operations; statements of future economic performance; statements regarding the intent, belief or current expectations of Seaboard and its management with respect to: (i) Seaboard’s ability to obtain adequate financing and liquidity; (ii) the price of feed stocks and other materials used by Seaboard; (iii) the sales price or market conditions for pork, grains, sugar, turkey and other products and services; (iv) the recorded tax effects under certain circumstances and changes in tax laws; (v) the volume of business and working capital requirements associated with the competitive trading environment for the Commodity Trading and Milling segment; (vi) the charter hire rates and fuel prices for vessels; (vii) the fuel costs and related spot market prices in the Dominican Republic; (viii) the effect of the fluctuation in foreign currency exchange rates; (ix) the profitability or sales volume of any of Seaboard’s segments; (x) the anticipated costs and completion timetables for Seaboard’s scheduled capital improvements, acquisitions and dispositions; (xi) the productive capacity of facilities that are planned or under construction, and the timing of the commencement of operations at such facilities; (xii) the increase in Seaboard's hog and other production capacity attributable to acquisitions; (xiii) Seaboard's ability to convert its Haiti port project loan to equity, including the satisfaction of the conditions for such conversion; (xiv) the amount of Seaboard's funding commitment for an Oklahoma refined coal processing plant; or (xv) other trends affecting Seaboard’s financial condition or results of operations, and statements of the assumptions underlying or relating to any of the foregoing statements.

This list of forward-looking statements is not exclusive. Seaboard undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changes in assumptions or otherwise. Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. Actual results may differ materially from those contemplated by the forward-looking statements due to a variety of factors. The information contained in this report, including, without limitation, the information under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Letter to Stockholders” identifies important factors which could cause such differences.

2015 Annual Report   1

SEABOARD CORPORATION

Letter to Stockholders

Letter to Stockholders is intentionally omitted from Exhibit 13 and will be included in printed Annual Report.

2 2015 Annual Report

SEABOARD CORPORATION

Letter to Stockholders

Letter to Stockholders is intentionally omitted from Exhibit 13 and will be included in printed Annual Report.

2015 Annual Report   3

SEABOARD CORPORATION

Letter to Stockholders

Letter to Stockholders is intentionally omitted from Exhibit 13 and will be included in printed Annual Report.

4 2015 Annual Report

SEABOARD CORPORATION

Principal Locations

Corporate Office

Seaboard Corporation

Merriam, Kansas

Pork

Seaboard Foods LLC

Pork Division Office

Merriam, Kansas

Processing Plant

Guymon, Oklahoma

High Plains Bioenergy, LLC

Guymon, Oklahoma

Seaboard de Mexico USA LLC

Mexico

Daily’s Premium Meats, LLC*

Salt Lake City, Utah

Missoula, Montana

Commodity Trading and Milling

Commodity Trading Operations

Atlanta, Georgia*

Australia*

Canada

Chapel Hill, North Carolina

Colombia

Ecuador

Greece

Isle of Man

Kenya

Peru*

Singapore

South Africa

Uruguay*

Africa Poultry Development Limited*

Kenya and Zambia

Bag Yaglari Sanayi ve Ticaret T.A.S.*

Turkey

Belarina Alimentos S.A.*

Brazil

Bolux Group Proprietary Limited*

Botswana

Compania Industrial de Productos

Agreopecuarios S.A.*

Rafael del Castillo & Cia. S.A.*

Colombia

Gambia Milling Corporation*

Gambia

National Milling Company of Guyana, Inc.

Guyana

Les Moulins d’Haiti S.E.M.*

Haiti

Lesotho Flour Mills Limited*

Lesotho

Flour Mills of Ghana

Ghana

Life Flour Mill Ltd.*

Nigeria

LMM Farine, S.A.

Madagascar

Congo Poultry Limited*

Minoterie de Matadi, S.A.*

Societe Africaine de Developpement

Industriel Alimentaire*

Democratic Republic of Congo

Minoterie du Congo, S.A.

Republic of Congo

Moderna Alimentos, S.A.*

Molinos Champion, S.A.*

Ecuador

Paramount Mills (Pty) Ltd.*

South Africa

National Milling Corporation Limited

Zambia

Unga Holdings Limited*

Kenya and Uganda

Marine

Seaboard Marine Ltd.

Marine Division Office

Miami, Florida

Port Operations

Brooklyn, New York

Houston, Texas

Miami, Florida

New Orleans, Louisiana

Philadelphia, Pennsylvania

Agencias Generales Conaven, C.A.

Venezuela

Agencia Maritima del Istmo, S.A.

Costa Rica

Cayman Freight Shipping Services, Ltd.

Cayman Islands

JacintoPort International LLC

Houston, Texas

Representaciones Maritimas y Aereas, S.A.

Guatemala

Sea Cargo, S.A.

Panama

Seaboard de Colombia, S.A.

Colombia

Seaboard de Nicaragua, S.A.

Nicaragua

Seaboard del Peru, S.A.

Peru

Kingston Wharves Limited*

Seaboard Freight & Shipping Jamaica

Limited

Jamaica

Seaboard Honduras, S. de R.L. de C.V.

Honduras

Seaboard Marine (Trinidad) Ltd.

Trinidad

Seaboard Marine of Haiti, S.E.

Haiti

SEADOM, S.A.

Dominican Republic

SeaMaritima S.A. de C.V.

Mexico

Sugar

Alconoa S.R.L.

Ingenio y Refineria San Martin del

Tabacal S.R.L.

Argentina

Power

Transcontinental Capital Corp.

(Bermuda) Ltd.

La Compania de Electricidad de San

Pedro de Macoris*

Dominican Republic

Turkey

Butterball LLC*

Division Office

Garner, North Carolina

Processing Plants

Huntsville, Arkansas

Ozark, Arkansas

Carthage, Missouri

Mt. Olive, North Carolina

Further Processing Plants

Jonesboro, Arkansas

Montgomery, Illinois

Raeford, North Carolina

Other

Mount Dora Farms de Honduras,

S.R.L.

Honduras

Mount Dora Farms Inc.

Houston, Texas

*Represents a noncontrolled, non-consolidated affiliate

2015 Annual Report   5

SEABOARD CORPORATION

Division Summaries

Pork Division

Seaboard is a vertically integrated pork producer and its Pork Division is one of the largest producers and processors in the U.S. Seaboard is able to efficiently control pork production across the entire life cycle of the hog, beginning with research and development in nutrition and genetics and extending to the production of high quality meat products at our processing and further processing facilities.

Seaboard’s hog processing facility is located in Guymon, Oklahoma. The facility is a double shift operation that processes approximately 20,500 hogs per day and generally operates at capacity. Weekend shifts are added as market conditions dictate. Hogs processed at the plant are primarily Seaboard raised hogs. The remaining hogs processed are raised by third parties and purchased under contract or occasionally in the open market. Seaboard produces and sells fresh and frozen pork products to further processors, food service operators, grocery stores, distributors and retail outlets throughout the U.S. Seaboard also sells to distributors, trading companies and further processors in Japan, Mexico and numerous other foreign markets.

Seaboard’s hog production facilities consist of genetic and commercial breeding, farrowing, nursery and finishing buildings located in the Central U.S. These facilities have a capacity to produce over four million hogs annually. Seaboard owns and operates five centrally located feed mills to provide formulated feed to these hogs.

Seaboard produces biodiesel at a facility in Guymon, Oklahoma. The biodiesel is primarily produced from pork fat from Seaboard’s Guymon pork processing plant and from animal fat supplied by non-Seaboard facilities. The biodiesel is sold to fuel blenders for distribution and in the retail markets. The facility can also produce biodiesel from vegetable oil.

Seaboard’s Pork Division has an agreement with a similar size pork processor, Triumph Foods, LLC (“Triumph”), to market substantially all of the pork products produced at Triumph’s plant in St. Joseph, Missouri. The agreement enhances the efficiency of Seaboard’s sales and marketing efforts and expands Seaboard’s geographic footprint. Seaboard receives a fee on a per head basis on all Triumph products. According to Successful Farming and Informa Economics, trade publications, Seaboard was ranked number three in pork production (based on sows in production) and number four (based on daily processing capacity) in processing in the U.S. (including Triumph volume) in 2015.

As of September 27, 2014, Seaboard’s Pork Division sold to Triumph a 50% interest in its processed meats division, Daily’s Premium Meats (“Daily’s”). As a result, Seaboard’s Pork Division now has a 50% noncontrolling interest in Daily’s. Daily’s produces and markets raw and pre-cooked bacon, ham and sausage primarily for the food service industry and, to a lesser extent, retail markets. Daily’s has two further processing plants located in Salt Lake City, Utah and Missoula, Montana, and a third plant under construction in St. Joseph, Missouri, expected to commence operations in mid-2016. Seaboard and Triumph each supply raw product to Daily’s.

On May 13, 2015, Seaboard’s Pork Division and Triumph entered into a new joint venture, Seaboard Triumph Foods, LLC, which is constructing a new pork processing facility in Sioux City, Iowa. Construction is expected to be completed by mid-2017. The plant is designed to process about three million market hogs annually operating a single shift. As part of the operations, Seaboard’s Pork Division agreed to provide a portion of the hogs to be processed at the facility. In February 2016, the Pork Division, in combination with a newly formed limited liability partnership that will be consolidated with Seaboard, acquired hog inventory and related assets in the Central U.S. that are expected to increase Seaboard’s hog production capacity to meet the majority of such hog supply commitment for single shift processing at the new plant. Seaboard anticipates buying additional hog inventory and related assets during 2016 to fulfill the remaining amount of such hog supply commitment.

Commodity Trading and Milling Division

Seaboard’s Commodity Trading and Milling Division is an integrated agricultural commodity trading and processing and logistics operation. This division sources, transports and markets approximately nine million metric tons per year of wheat, corn, soybean meal and other commodities primarily to third-party customers and affiliated companies. These commodities are purchased worldwide, with primary destinations in Africa, South America, the Caribbean and Asia. Seaboard integrates the delivery of commodities to its customers through the use of company-owned and short-term chartered bulk carriers.

6 2015 Annual Report

SEABOARD CORPORATION

Division Summaries

Seaboard’s Commodity Trading and Milling Division operates facilities in 28 countries. The commodity trading business has ten offices in nine countries, in addition to four non-consolidated affiliates in three other countries. The grain processing businesses operate facilities at 35 locations in 21 countries, and include 5 consolidated and 19 non-consolidated affiliates primarily in Africa, South America, the Caribbean and Asia. Seaboard and its affiliates produce approximately four million metric tons of wheat flour, maize meal and manufactured feed per year in addition to other related grain based products.

Marine Division

Seaboard’s Marine Division provides cargo shipping services between the U.S., the Caribbean Basin and Central and South America. Seaboard’s primary operations, located in Miami, include an off-port warehouse for cargo consolidation and temporary storage and a terminal at PortMiami. At the Port of Houston, Seaboard operates a cargo terminal facility that includes on-dock warehouse space for temporary storage of bagged grains, resins and other cargoes. Seaboard also makes scheduled vessel calls to Brooklyn, New York, New Orleans, Louisiana, Philadelphia, Pennsylvania, and various foreign ports in the Caribbean Basin and Central and South America.

This Division’s fleet consists of chartered and, to a lesser extent, owned vessels, and includes dry, refrigerated and specialized containers and other cargo related equipment. Seaboard is the largest shipper in terms of cargo volume in PortMiami. Seaboard provides extensive service between our domestic ports of call and multiple foreign destinations.

To maximize fleet utilization, Seaboard uses a network of offices and agents throughout the U.S., Canada, Latin America and the Caribbean Basin to sell freight at multiple points. Seaboard’s full service capabilities allow transport by truck or rail of import and export cargo to and from various U.S. ports. Seaboard’s frequent sailings and fixed-day schedules allow customers to coordinate manufacturing schedules and maintain inventories at cost-efficient levels.

Sugar Division

In Argentina, Seaboard grows sugarcane, which it uses to produce refined sugar and alcohol. The sugar is primarily marketed locally, with some exports to the U.S. and other South American countries. Seaboard’s sugar processing plant, one of the largest in Argentina, has an annual capacity to produce approximately 250,000 metric tons of sugar and approximately 15 million gallons of alcohol per year. The mill is located in the Salta Province of Argentina, with administrative offices in Buenos Aires. Land owned by Seaboard in Argentina is planted primarily with sugarcane, which supplies the majority of the raw material processed. Depending on local market conditions, sugar may also be purchased from third parties for resale. In addition, this division sells dehydrated alcohol to certain oil companies under the Argentine governmental bio-ethanol program, which requires alcohol to be blended with gasoline. This division also owns a 51 megawatt cogeneration power plant. The plant is fueled by the burning of sugarcane by-products, natural gas and other biomass when available.

Power Division

In the Dominican Republic, Seaboard is an independent power producer generating electricity for the local power grid from an owned floating power generating facility with a capacity to generate 108 megawatts. Seaboard primarily sells power on the spot market and is not directly involved in the transmission or distribution of electricity. Principal buyers are government-owned distribution companies and partially government-owned generation companies. In addition, Seaboard has a 29.9% noncontrolling interest in a business operating a 300 megawatt electricity generating facility in the Dominican Republic.

Other Divisions

Seaboard has a 50% noncontrolling voting interest in Butterball, LLC (“Butterball”). Butterball is the largest vertically integrated producer, processor and marketer of branded and non-branded turkey and other products in the U.S. Butterball has four processing plants, three further processing plants and numerous live production and feed milling operations located in North Carolina, Arkansas, Missouri, Illinois and Kansas. Butterball produces over one billion pounds of turkey each year. Butterball is a national supplier to retail and foodservice outlets, and also exports products to Mexico and numerous other foreign markets.

Seaboard processes jalapeño peppers at its plant in Honduras, which are primarily shipped to and sold in the U.S.

2015 Annual Report   7

SEABOARD CORPORATION

Summary of Selected Financial Data

	Years ended December 31,
(Millions of dollars except per share amounts)	2015	2014	2013	2012	2011
Net sales	$5,594	$6,473	$6,670	$6,189	$5,747
Operating income	$126	$424	$204	$310	$407
Net earnings attributable to Seaboard	$171	$367	$212	$287	$349
Basic earnings per common share	$146.44	$311.44	$177.53	$238.24	$287.28
Total assets	$4,431	$3,692	$3,431	$3,354	$3,008
Long-term debt, less current maturities	$518	$—	$80	$121	$116
Stockholders’ equity	$2,882	$2,735	$2,493	$2,314	$2,081
Dividends per common share	$—	$—	$—	$12.00	$—

In the above table, prior years’ net earnings attributable to Seaboard, basic earnings per common share, total assets and stockholders’ equity have been adjusted to reflect the second quarter 2015 increased investment in a Power segment business, previously accounted for as a cost method investment, but retrospectively adjusted to reflect the equity method of accounting from the date of the initial investment. The impact was not material in any year presented as previously reported. See Note 1 to the Consolidated Financial Statements for further discussion.

In the fourth quarter of 2015, Seaboard recorded interest income of $23 million, net of taxes ($31 million before taxes), or $19.49 per common share, for interest recognized on certain outstanding customer receivable balances in its Power segment. This interest income related to amounts determined to be collectible as of December 31, 2015, but previously had been considered uncollectable in prior years. This amount was fully collected by Seaboard in January 2016.

As of September 27, 2014, Seaboard’s Pork segment sold to Triumph Foods, LLC a 50% interest in Daily’s Premium Meats. Included in net earnings attributable to Seaboard for 2014 is a gain on sale of controlling interest in subsidiary of $40 million, net of taxes ($66 million gain before taxes), or $34.14 per common share.

On January 2, 2013, the American Taxpayer Relief Act of 2012 (the “Tax Act”) was signed into law. As the Tax Act was signed into law in 2013, the effects of the retroactive provisions in the new law on current and deferred taxes assets and liabilities for Seaboard were recorded in the first quarter of 2013. The total impact was a tax benefit of $8 million or $6.66 per common share, recorded in the first quarter of 2013 related to certain 2012 income tax credits. In addition to this amount was a credit of approximately $11 million, or $9.43 per common share, for 2012 Federal blender’s credits that was recognized as revenues in the first quarter of 2013. There was no tax expense on these transactions.

In December 2012, Seaboard declared and paid a dividend of $12.00 per common share. The increased amount of the dividend (which has historically been $0.75 per common share on a quarterly basis or $3.00 per common share on an annual basis) represented a prepayment of the annual 2013, 2014, 2015 and 2016 dividends ($3.00 per common share per year). Seaboard does not currently intend to declare any further dividends for 2016. Seaboard did not declare a dividend in 2015, 2014, 2013 and 2011. In 2010, Seaboard declared and paid dividends of $9.00 per common share, which included a prepayment of the annual 2011 and 2012 dividends ($3.00 per common share per year). Basic and diluted earnings per common share are the same for all periods presented.

In 2011, Seaboard closed the sale of its two floating power generating facilities in the Dominican Republic resulting in a gain on sale of assets of $53 million, or $43.56 per common share, included in operating income. There was no tax expense on this transaction.

8 2015 Annual Report

SEABOARD CORPORATION

Company Performance Graph

The Securities and Exchange Commission requires a five-year comparison of stock performance for Seaboard with that of an appropriate broad equity market index and similar industry index. Seaboard’s common stock is traded on the NYSE MKT and provides an appropriate comparison for Seaboard’s stock performance. Because there is no single industry index to compare stock performance, the companies comprising the Dow Jones Food and Marine Transportation Industry indices (the “Peer Group”) were chosen as the second comparison.

The following graph shows a five-year comparison of cumulative total return for Seaboard, the NYSE MKT Index and the companies comprising the Dow Jones Food and Marine Transportation Industry indices, weighted by market capitalization for the five fiscal years commencing December 31, 2010 and ending December 31, 2015. The information presented in the performance graph is historical in nature and is not intended to represent or guarantee future returns.

The comparison of cumulative total returns presented in the above graph was plotted using the following index values and common stock price values:

	12/31/10	12/31/11	12/31/12	12/31/13	12/31/14	12/31/15

Seaboard Corporation	$100.00	$102.26	$127.70	$141.08	$211.90	$146.12
NYSE MKT Composite	$100.00	$104.50	$110.18	$118.63	$120.72	$107.77
Peer Group	$100.00	$115.07	$124.00	$166.58	$186.65	$202.53

2015 Annual Report   9

SEABOARD CORPORATION

Quarterly Financial Data (unaudited)

(UNAUDITED)	1st	2nd	3rd	4th	Total for
(Millions of dollars except per share amounts)	Quarter	Quarter	Quarter	Quarter	the Year
2015
Net sales	$1,452	$1,428	$1,411	$1,303	$5,594
Operating income	$28	$32	$23	$43	$126
Net earnings attributable to Seaboard	$33	$32	$3	$103	$171
Earnings per common share	$28.11	$27.04	$2.59	$88.70	$146.44
Dividends per common share	$—	$—	$—	$—	$—
Closing market price range per common share:
High	$4,640.00	$4,005.00	$3,675.00	$3,441.00
Low	$3,705.00	$3,253.00	$2,971.95	$2,892.00
2014
Net sales	$1,480	$1,694	$1,623	$1,676	$6,473
Operating income	$65	$135	$96	$128	$424
Net earnings attributable to Seaboard	$49	$94	$105	$119	$367
Earnings per common share	$41.09	$79.28	$89.83	$101.72	$311.44
Dividends per common share	$—	$—	$—	$—	$—
Closing market price range per common share:
High	$2,771.00	$3,069.45	$3,097.60	$4,197.95
Low	$2,455.01	$2,356.00	$2,480.15	$2,606.00

In the above table, net earnings attributable to Seaboard and earnings per common share have been adjusted to reflect the second quarter 2015 increased investment in a Power segment business, previously accounted for as a cost method investment, but retrospectively adjusted to reflect the equity method of accounting from the date of the initial investment.  The impact was not material in any quarter of 2014 or to the first quarter of 2015 as previously reported.

On December 18, 2015, the Protecting Americans from Tax Hikes Act of 2015 (the “2015 Tax Act”) was signed into law. The 2015 Tax Act reinstated and made permanent certain expired corporate income tax provisions that impact current and deferred taxes for financial reporting purposes. The annual effects of the provisions in the new law on current and deferred tax assets and liabilities for Seaboard were recorded in the fourth quarter of 2015. The impact was a tax benefit of $13 million, or $10.92 per common share, primarily related to certain income tax credits. In addition to this amount was a credit of $17 million, or $14.88 per common share, for the 2015 Federal blender’s credits (extended by the 2015 Tax Act through December 31, 2016) that was recognized as revenues in the fourth quarter of 2015. There was no tax expense on these transactions.

In the fourth quarter of 2015, Seaboard recorded interest income of $23 million, net of taxes ($31 million before taxes), or $19.49 per common share, for interest recognized on certain outstanding customer receivable balances in its Power segment. This interest income related to amounts determined to be collectible as of December 31, 2015, but previously had been considered uncollectable in prior years. This amount was fully collected by Seaboard in January 2016.

On December 19, 2014, the Tax Increase Prevention Act of 2014 (the “2014 Tax Act”) was signed into law. The 2014 Tax Act extended for 2014 only many expired corporate income tax provisions that impact current and deferred taxes for financial reporting purposes. The total annual effects of the provisions in the new law on current and deferred taxes assets and liabilities for Seaboard were recorded in the fourth quarter of 2014. The impact was a tax benefit of $11 million, or $9.75 per common share, primarily related to certain income tax credits. In addition to this amount was a credit of $15 million, or $13.20 per common share, for the 2014 Federal blender’s credits that was recognized as revenues in the fourth quarter of 2014. There was no tax expense on these transactions.

As of September 27, 2014, Seaboard’s Pork segment sold to Triumph Foods, LLC a 50% interest in Daily’s Premium Meats, its processed meats division. Included in net earnings attributable to Seaboard for third and fourth quarters of 2014 is a gain on sale of controlling interest in subsidiary of $39 million and $1 million, respectively, net of taxes ($66 million total gain before taxes), or $33.56 per common share and $0.82 per common share, respectively.

No dividends were paid during 2015 or 2014 as they were declared and prepaid in December 2012. During 2015, Seaboard did not repurchase any common shares. During 2014, Seaboard repurchased 1,667 and 16,738 common shares in the first and second quarters, respectively.

10 2015 Annual Report

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

Pork Segment

The Pork segment is primarily a U.S. business, with some export sales to Japan, Mexico, and numerous other foreign markets. Revenues from the sale of pork products are primarily generated from a single hog processing plant in Guymon, Oklahoma, which generally operates at daily double shift processing capacity of approximately 20,500 hogs, and a ham boning and processing plant in Mexico. In 2015, Seaboard raised approximately 76% of the hogs processed at the Guymon plant, with the remaining hog requirements purchased primarily under contracts from independent producers. This segment is Seaboard’s most capital intensive segment, representing approximately 48% of Seaboard’s total fixed assets in addition to material amounts of inventories.

Within the portfolio of Seaboard’s businesses, management believes profitability of the Pork segment is most susceptible to commodity price fluctuations. As a result, this segment’s operating income and cash flows can materially fluctuate from year to year, significantly affecting Seaboard’s consolidated operating income and cash flows. Sales prices are directly affected by both domestic and worldwide supply and demand for pork products and other proteins. Feed accounts for the largest input cost in raising hogs and is materially affected by price changes for corn and soybean meal. Market prices for hogs purchased from third parties for processing at the plant also represent a major cost factor. With the Guymon plant generally operating at capacity, Seaboard is constantly looking for ways to enhance the facility’s operational efficiency, while also looking to increase margins by introducing new, higher value products.

The Pork segment also produces biodiesel which is sold to third parties. Biodiesel is produced from pork fat from Seaboard’s pork processing plant and from animal fat purchased from third parties. The processing plant also is capable of producing biodiesel from vegetable oil.

The Pork segment has an agreement with Triumph Foods, LLC (“Triumph”) to market substantially all of the pork products produced at Triumph’s plant in St. Joseph, Missouri. The Pork segment markets the related pork products for a fee primarily based on the number of head processed by Triumph. Triumph has processing capacity similar to that of Seaboard’s Guymon plant and operates with an integrated model similar to Seaboard’s. Seaboard’s sales prices for its pork products are primarily based on a margin sharing arrangement that considers the average sales price and mix of products sold from both Seaboard’s and Triumph’s hog processing plants.

The Pork segment has a 50% noncontrolling interest in Daily’s Premium Meats (“Daily’s”). Daily’s produces and markets raw and pre-cooked bacon, ham and sausage primarily for the food service industry and, to a lesser extent, retail markets. Daily’s has two further processing plants located in Salt Lake City, Utah and Missoula, Montana, and a third plant under construction in St. Joseph, Missouri, expected to commence operations in mid-2016. Seaboard and Triumph each supply raw product to Daily’s.

On May 13, 2015, Seaboard’s Pork segment and Triumph entered into a new joint venture, Seaboard Triumph Foods, LLC, which is constructing a new pork processing facility in Sioux City, Iowa. Construction is expected to be completed by mid-2017. The plant is designed to process about three million market hogs annually operating a single shift. As part of the operations, Seaboard’s Pork segment agreed to provide a portion of the hogs to be processed at the facility. In February 2016, the Pork segment, in combination with a newly formed limited liability partnership that will be consolidated with Seaboard, acquired hog inventory and related assets in the Central U.S. that are expected to increase Seaboard’s hog production capacity to meet the majority of such hog supply commitment for single shift processing at the new plant. Seaboard anticipates buying additional hog inventory and related assets during 2016 to fulfill the remaining amount of such hog supply.

2015 Annual Report   11

SEABOARD CORPORATION

Management’s Discussion & Analysis

Commodity Trading and Milling Segment

The Commodity Trading and Milling segment, which is managed under the name of Seaboard Overseas and Trading Group, primarily operates overseas and is an integrated agricultural commodity trading and processing and logistics operation with locations in Africa, South America, the Caribbean, Europe and Asia. These foreign operations can be significantly impacted by changes in local crop production, political instability and local government policies, as well as fluctuations in economic and industry conditions and currency fluctuations. This segment’s sales are also significantly affected by fluctuating prices of various commodities, such as wheat, corn, soybeans and, to a lesser degree, various other agricultural commodity products. Although this segment owns three ships, the majority of the third-party trading business is transacted with short-term chartered ships. Freight rates, influenced by available charter capacity for worldwide trade in bulk cargoes, and related fuel costs affect business volumes and margins. The grain processing businesses, both consolidated and non-consolidated affiliates, operate in foreign and, in most cases, lesser developed countries. Flour exports of various countries can exacerbate volatile market conditions that may have a significant impact on both the trading and milling businesses’ sales and operating income. This segment is Seaboard’s most working capital intensive segment, representing approximately 15% of Seaboard’s total working capital at December 31, 2015, and primarily consisted of inventories and receivables.

The majority of the Commodity Trading and Milling segment’s sales derive from its commodity trading business in which agricultural commodities are sourced from multiple origins and delivered to third-party and affiliate customers in various international locations. The execution of these purchase and delivery transactions have long cycles of completion, which may extend for several months with a high degree of price volatility. As a result, these factors can significantly affect sales volumes, operating income, working capital and related cash flows from quarter to quarter. Profit margins are sometimes protected by using commodity derivatives and other risk management practices. Seaboard invested in several entities in recent years and continues to seek opportunities to expand its trading, milling and agro-processing businesses.

Marine Segment

The Marine segment provides cargo shipping services primarily between the U.S. and 26 countries in the Caribbean Basin and Central and South America. Fluctuations in economic conditions and political instability in the regions or countries in which Seaboard operates may affect trade volumes and operating profits. In addition, cargo rates can fluctuate depending on local supply and demand for shipping services. This segment time-charters or leases the majority of its ocean cargo vessels and is thus affected by fluctuations in charter hire rates, as well as fuel costs. Seaboard continues to explore ways to increase volumes on existing routes, while seeking opportunities to broaden its route structure in the regions it serves.

Sugar Segment

The Sugar segment operates a vertically integrated sugar and alcohol production facility in Argentina. This segment’s sales and operating income are significantly affected by local and worldwide sugar prices. Domestic sugar production levels in Argentina may affect the local price. Global sugar price fluctuations, to a lesser extent, have an impact in Argentina as well. Depending on local market conditions, this business purchases sugar from third parties for resale. Over the past several years, Seaboard has taken a number of steps to enhance the efficiency of its operations and expand its sugar and alcohol production capacity. This segment sells dehydrated alcohol to certain oil companies under an Argentine government bio-ethanol program, which mandates alcohol to be blended with gasoline. This segment also owns a 51 megawatt cogeneration power plant, which is fueled by the burning of sugarcane by-products, natural gas and other biomass when available. The functional currency of the Sugar segment is the Argentine peso. The currency exchange rate can have an impact on reported U.S. dollar sales, operating income and cash flows. Seaboard continues to explore various ways to improve and expand this segment, investing in efficiency improvements and production capacity increases. The Sugar segment plans to spend $42 million in 2016 primarily for increasing the milling capacity, effluent treatment, and irrigation projects.

Power Segment

The Power segment is an independent power producer in the Dominican Republic generating electricity from a system of diesel engines mounted on a floating power generating facility for the local power grid. Seaboard sells power on the spot market primarily to government-owned distribution companies and partially government-owned generation companies. This segment is subject to delays in obtaining timely collections from sales to these government related entities. In some prior years, operating cash flows have fluctuated from inconsistent customer collections. Supply of power in the Dominican Republic is determined by a government body and is subject to fluctuations based on government budgetary

12 2015 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

constraints. While fuel is this segment’s largest cost component and is subject to price swings, higher fuel costs generally have been passed on to customers. In 2015, Seaboard invested an additional $10 million in a business operating a 300 megawatt electricity generating facility in the Dominican Republic, increasing Seaboard’s ownership interest to 29.9%. See Note 4 to the Consolidated Financial Statements for further discussion. Seaboard may pursue further power industry investments in the future.

Turkey Segment

In December 2010, Seaboard purchased a 50% noncontrolling voting interest in Butterball, LLC (“Butterball”). Butterball is a vertically integrated producer, processor and marketer of branded and non-branded turkey and other products. Butterball has four processing plants, three further processing plants and numerous live production and feed milling operations located in North Carolina, Arkansas, Missouri, Illinois and Kansas. Sales prices are directly affected by both domestic and worldwide supply and demand for turkey products and other proteins. Feed accounts for the largest input cost in raising turkeys and is materially affected by price changes for corn and soybean meal. As a result, commodity price fluctuations can significantly affect the profitability and cash flows of Butterball. The turkey business is seasonal only on the whole bird side, with Thanksgiving and Christmas holidays driving the majority of those sales.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Sources and Uses of Cash

Cash and short-term investments as of December 31, 2015 increased $777 million from December 31, 2014. The increase was primarily the result of net cash from proceeds related to issuance of long-term debt of $522 million, operating activities of $416 million, notes payable borrowings of $83 million and proceeds from sale of fixed assets of $48 million. Partially offsetting the increase was cash used for capital expenditures of $139 million, investments in affiliates of $119 million and purchase of long-term investments of $28 million. Cash from operating activities increased $42 million for 2015 primarily as a result of decreases in accounts receivable and increases in current liabilities, principally in the Commodity Trading and Milling segment, partially offset by lower net earnings.

Cash and short-term investments as of December 31, 2014 increased $181 million from December 31, 2013. The increase was primarily the result of net cash used for operating activities of $374 million, proceeds from sale of controlling interest in subsidiary of $74 million and increases in notes payable of $17 million. Partially offsetting the increase was cash used for capital expenditures of $121 million, principal payments of long-term debt of $91 million, repurchases of common stock of $53 million and investment in affiliates of $31 million. Cash from operating activities increased $249 million for 2014 primarily as a result of changes in working capital, principally from changes in receivables. Receivables were relatively unchanged for 2014 compared to 2013, principally related to significant collections of past due amounts in the Power segment offsetting other segments’ increases, while receivables increased significantly in 2013 compared to 2012 for the Power segment and U.S. income tax receivables.

Capital Expenditures, Acquisitions and Other Investing Activities

During 2015, Seaboard invested $139 million in property, plant and equipment, of which $40 million was in the Pork segment, $40 million in the Commodity Trading and Milling segment and $43 million in the Marine segment. The Pork segment expenditures were primarily for improvements to existing facilities and related equipment and additional hog finishing barns. Of the Commodity Trading and Milling segment expenditures, $30 million was for the construction of dry bulk vessels, two of which were delivered and then sold and leased back by Seaboard at book value of $44 million in 2015. The Marine segment expenditures were primarily for purchases of cargo carrying and handling equipment and $8 million for the purchase of a containerized cargo vessel. All other capital expenditures were of a normal recurring nature and primarily included replacements of machinery and equipment, and general facility modernizations and upgrades.

The total 2016 capital expenditures budget is $232 million. The Pork segment plans to spend $73 million primarily for improvements to existing facilities and related equipment and additional hog finishing barns. The Commodity Trading and Milling segment plans to spend $68 million primarily for final payments of $29 million for two dry bulk vessels being built for a total estimated cost of $45 million, $24 million for a new wheat mill in Zambia, and other improvements to existing facilities and related equipment. However, Seaboard currently anticipates selling and leasing back the two vessels as they are completed, which would result in Seaboard receiving back the amounts spent to build at each individual lease inception with no gain or loss on sale. Payments under the lease agreements will be finalized upon delivery of the vessels. One vessel was delivered in January 2016, and the final vessel is expected to be delivered during the first half of 2016. The Marine segment has budgeted $47 million primarily for additional cargo carrying and handling equipment. In addition, management will be evaluating whether to purchase additional containerized cargo vessels for

2015 Annual Report   13

SEABOARD CORPORATION

Management’s Discussion & Analysis

the Marine segment during 2016. The Sugar segment plans to spend $42 million primarily for increasing the milling capacity, effluent treatment, and irrigation projects. The balance of $2 million is planned to be spent in all other businesses primarily for normal upgrades to existing operations. Management anticipates paying for these capital expenditures from a combination of available cash, the use of available short-term investments and Seaboard’s available borrowing capacity.

During 2014, Seaboard invested $121 million in property, plant and equipment, of which $54 million was in the Pork segment, $21 million in the Commodity Trading and Milling segment and $29 million in the Marine segment. The Pork segment expenditures were primarily for improvements to existing facilities and related equipment, additional finishing barns and compressed natural gas semi-tractors and related refueling stations. The Commodity Trading and Milling segment expenditures were primarily for payments related to building four vessels. The Marine segment expenditures were primarily for purchases of cargo carrying and handling equipment. All other capital expenditures were of a normal recurring nature and primarily included replacements of machinery and equipment, and general facility modernizations.

During 2013, Seaboard invested $150 million in property, plant and equipment, of which $80 million was in the Pork segment, $24 million in the Commodity Trading and Milling segment, $23 million in the Marine segment, $17 million in the Sugar segment and $4 million in the Power segment. The Pork segment expenditures were primarily for additional finishing barns, semi-tractors, improvements to existing facilities and related equipment and construction of a new feed mill. The Commodity Trading and Milling segment expenditures were primarily for the purchase of two dry bulk vessels and improvements to existing facilities and related equipment. The Marine segment expenditures were primarily for purchases of cargo carrying and handling equipment. In the Sugar segment, the capital expenditures were primarily for normal upgrades to existing operations, including cane re-planting. All other capital expenditures were of a normal recurring nature and primarily included replacements of machinery and equipment, and general facility modernizations.

During the fourth quarter of 2015, Seaboard contributed $13 million in cash,  a small amount of other assets,  certain employees and rights to sell certain agricultural commodities that Seaboard had previously sold through its subsidiary, PS International, LLC, for a 40% noncontrolling interest in a commodity trading business in Atlanta, Georgia.

On May 13, 2015, Seaboard agreed to contribute to a new joint venture with Triumph up to $207 million to jointly develop and operate a pork processing facility in Sioux City, Iowa. As of December 31, 2015, $26 million had been contributed. Approximately $97 million is expected to be contributed in 2016, with the remainder due through 2019. The facility is expected to begin operations in mid-2017. As part of the operations, Seaboard agreed to provide a portion of the hogs to be processed at the facility. In February 2016, the Pork Segment, in combination with a newly formed limited liability partnership that will be consolidated with Seaboard, acquired hog inventory and related assets in the Central U.S. for a purchase price of $148 million that are expected to increase Seaboard’s hog production capacity to meet the majority of such hog supply commitment for single shift processing at the new plant. Seaboard anticipates buying additional hog inventory and related assets during 2016 to fulfill the remaining amount of such hog supply commitment.

In the second quarter of 2015, Seaboard invested $10 million in a business operating a 300 megawatt electricity generating facility in the Dominican Republic, increasing Seaboard’s ownership interest to 29.9%. See Note 4 to the Consolidated Financial Statements for further discussion.

Also, in the second quarter of 2015, Seaboard invested $8 million in a flour milling business in Botswana for a 49% noncontrolling interest and $10 million for a 45% noncontrolling interest in a commodity trading and flour milling business in Uruguay. In March 2015, Seaboard invested $10 million in an oilseed crushing business in the Republic of Turkey for a 25% noncontrolling interest. In the second quarter of 2015, Seaboard also invested $18 million for a 12% noncontrolling interest in a grain trading and poultry business in Morocco, which is accounted for using the cost method.

During the second quarter of 2015, Seaboard provided an additional $4 million short-term loan to a port project in Haiti consisting primarily of a marine terminal operation, electric power generating plant and free trade zone development. This loan, which totals $8 million when combined with the $4 million loaned in 2014, is convertible into equity by Seaboard once certain business operating conditions are met in Haiti. Seaboard does anticipate these conditions being met in 2016, at which time it intends to convert the loan to equity and invest an additional $7 million for a total minority equity investment of less than 25%.

In February 2015, Seaboard committed to invest in a limited liability company that operates a refined coal processing plant in Oklahoma. Production of refined coal generates federal income tax credits. Seaboard’s funding commitment for this company can vary depending on production and, based on current production estimates, is anticipated to be between

14 2015 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

$4 million and $9 million per year until 2021, for a total estimate of approximately $53 million. Seaboard invested $9 million in this company during 2015.

As of September 27, 2014, Seaboard’s Pork segment sold to Triumph Foods, LLC a 50% interest in its Daily’s Premium Meats division for cash of $74 million. In September 2014, Seaboard invested $17 million in a cargo terminal business in Jamaica for a 21% noncontrolling interest. See Note 4 to the Consolidated Financial Statements for further discussion.

In September 2013, Seaboard invested $17 million in a flour production business in Brazil for a 50% noncontrolling equity interest and provided a $13 million long-term loan to this business. During 2015, Seaboard provided $28 million of additional investments and advances to this business. See Note 4 to the Consolidated Financial Statements for further discussion. Also in September 2013, Seaboard invested $7 million in a flour milling business located in South Africa for a 49% noncontrolling interest. In July 2013, Seaboard acquired a 50% noncontrolling interest in a flour milling business located in Gambia by making a total investment in and advances to this affiliate of $9 million during 2013.

On December 31, 2012, Seaboard provided a loan of $81 million to its non-consolidated affiliate, Butterball to fund its purchase of assets from Gusto Packing Company, Inc. On March 28, 2013, Butterball repaid in full this loan. See Note 4 to the Consolidated Financial Statements for further discussion of these transactions.

Beginning in 2010, Seaboard invested in a bakery built in the Democratic Republic of Congo (“DRC”) for a 50% noncontrolling interest in this business. During 2014 and 2013, Seaboard invested an additional $3 million and $5 million, respectively, in equity, long-term advances and long-term notes receivable for a total investment of $53 million in this business. The bakery began operations in the fourth quarter of 2012. See Note 4 to the Consolidated Financial Statements for further discussion of this investment.

Financing Activities, Debt and Related Covenants

The following table presents a summary of Seaboard’s available borrowing capacity as of December 31, 2015. At December 31, 2015, there were no committed lines of credit, and borrowings under the uncommitted lines of credit totaled $141 million, with all such borrowings related to foreign subsidiaries. See Note 7 to the Consolidated Financial Statements for further discussion.

Total amount
(Millions of dollars)	available
Short-term uncommitted demand notes	$298
Amounts drawn against lines	(141)
Letters of credit reducing borrowing availability	(3)
Available borrowing capacity at December 31, 2015	$154

On December 4, 2015, Seaboard’s wholly-owned subsidiary, Seaboard Foods LLC, obtained a $500 million unsecured term loan with a maturity date of December 4, 2022. In 2015, Seaboard’s Argentine subsidiary obtained long-term debt financing of $23 million, comprised of five loans denominated in Argentine pesos. See Note 7 to the Consolidated Financial Statements for further discussion.

In the fourth quarter of 2015, a $50 million foreign committed line expired, and Seaboard cancelled its $200 million long-term committed credit facility effective October 28, 2015. In July 2014, Seaboard provided notice of optional prepayment to its lenders related to a credit agreement with an original maturity date of 2021. The total principal payment of $86 million was made on August 29, 2014. In November 2013, Seaboard provided notice of call for early redemption to holders of certain Industrial Development Revenue Bonds (“IDRBs”) effective December 20, 2013 and paid $18 million in the fourth quarter of 2013. In April 2013, Seaboard provided notice of call for early redemption to holders of certain IDRBs effective May 13, 2013 and paid $11 million in the second quarter of 2013. In December 2012, Seaboard provided notice of call for early redemption to holders of certain IDRBs effective January 14, 2013 and paid $13 million in the first quarter of 2013.

As of December 31, 2015, Seaboard has capacity under existing loan covenants to undertake additional debt financings of approximately $1,581 million. As of December 31, 2015, Seaboard was in compliance with all restrictive covenants related to these loans and facilities. See Note 7 to the Consolidated Financial Statements for a summary of the material terms of Seaboard’s credit facilities, including financial ratios and covenants.

2015 Annual Report   15

SEABOARD CORPORATION

Management’s Discussion & Analysis

As of December 31, 2015, Seaboard had cash and short-term investments of $1,304 million and additional total working capital of $594 million. Accordingly, management believes Seaboard’s combination of internally generated cash, liquidity, capital resources and borrowing capabilities will be adequate for its existing operations and any currently known potential plans for expansion of existing operations or business segments for 2016. Management intends to continue seeking opportunities for expansion in the industries in which Seaboard operates, utilizing existing liquidity, available borrowing capacity and other financing alternatives.

As of December 31, 2015, $281 million of the $1,304 million of cash and short-term investments were held by Seaboard’s foreign subsidiaries and Seaboard could be required to accrue and pay taxes to repatriate these funds if needed for Seaboard’s operations in the U.S. However, Seaboard’s intent is to permanently reinvest these funds outside the U.S., and current plans do not demonstrate a need to repatriate them to fund Seaboard’s U.S. operations.

Seaboard used cash to repurchase 18,405 and 8,705 common stock shares at a total price of $53 million and $24 million in 2014 and 2013, respectively. There was no common stock repurchased in 2015. See Note 11 to the Consolidated Financial Statements for further discussion. There were no dividends declared or paid in 2015, 2014 and 2013.

Contractual Obligations and Off-Balance Sheet Arrangements

The following table provides a summary of Seaboard’s contractual obligations as of December 31, 2015.

	Payments due by period
		Less than	1-3	3-5	More than
(Millions of dollars)	Total	1 year	years	years	5 years
Vessel, time and voyage-charter commitments	$186	$51	$45	$44	$46
Contract grower finishing agreements	29	11	16	2	—
Other operating lease payments	321	28	54	49	190
Total lease obligations	536	90	115	95	236
Long-term debt	523	4	38	77	404
Other long-term liabilities	85	7	16	15	47
Short-term notes payable	141	141	—	—	—
Interest payments	87	19	32	22	14
Investment in pork processing facility joint venture	181	97	68	16	—
Other purchase commitments	853	669	150	34	—
Total contractual cash obligations and commitments	$2,406	$1,027	$419	$259	$701

The Marine and Commodity Trading and Milling segments enter into contracts to time-charter vessels for use in operations. To support the operations of the Pork segment, Seaboard has contract grower finishing agreements in place with farmers to raise a portion of Seaboard’s hogs. Seaboard has entered into grain and feed ingredient purchase contracts to support the live hog operations of the Pork segment, and has contracted for the purchase of additional hogs from third parties. The Commodity Trading and Milling segment enters into commodity purchase contracts, primarily to support sales commitments. Seaboard also leases various facilities and equipment under non-cancelable operating lease agreements. Seaboard third-party guarantees were not material as of December 31, 2015. See Note 10 to the Consolidated Financial Statements for further discussion and for a more detailed listing of other purchase commitments.

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

Interest payments in the table above include the net payments for interest rate exchange agreements based on the fixed amounts paid and the variable amount received, which is estimated using the projected yield as of December 31, 2015.

16 2015 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

Interest payments also include cash payments for interest on variable rate long-term debt based on interest rates as of December 31, 2015.

RESULTS OF OPERATIONS

Net sales for the years ended December 31, 2015, 2014 and 2013 were $5,594 million, $6,473 million and $6,670 million, respectively. The decrease for 2015 compared to 2014 primarily reflected lower prices for pork products sold and the deconsolidation of Daily’s in the Pork segment as discussed in Note 4 to the Consolidated Financial Statements, lower sales prices for almost all commodities sold and lower sales volume of corn for the Commodity Trading and Milling segment, and lower spot market rates and sales volume for the Power segment. The decreases were partially offset by higher cargo volumes for the Marine segment. The decrease for 2014 compared to 2013 primarily reflected lower sales volume for the Power segment, lower cargo volumes in certain markets for the Marine segment and lower volumes of sugar sold for the Sugar segment.

Operating income for the years ended December 31, 2015, 2014 and 2013 were $126 million, $424 million and $204 million, respectively. The decrease for 2015 compared to 2014 primarily reflected lower prices for pork products sold, lower margins on commodity trades to third parties, and higher production costs for sugar and alcohol. The increase for 2014 compared to 2013 primarily reflected higher prices for pork products sold.

Pork Segment

(Millions of dollars)	2015	2014	2013
Net sales	$1,332	$1,717	$1,713
Operating income	$116	$349	$148
Income from affiliates	$11	$4	$—

Net sales for the Pork segment decreased $385 million for the year ended December 31, 2015 compared to 2014. The decrease was primarily the result of lower prices for pork products sold and the deconsolidation of Daily’s. The decreases were partially offset by an increase in related sales volume.

Operating income decreased $233 million for the year ended December 31, 2015 compared to 2014. The decrease was primarily the result of lower prices for pork products and, to a lesser degree, the deconsolidation of Daily’s. Partially offsetting the decreases were lower costs for third party hogs and lower feed costs for hogs internally grown. In December 2015, the Federal blender’s credit that Seaboard is entitled to receive for biodiesel it blends was reinstated for 2015 and 2016, retroactive to January 1, 2015. As a result, the 2015 Federal blender’s credit of $17 million was recorded as revenues in the fourth quarter of 2015. See Note 12 to the Consolidated Financial Statements for further discussion of the Federal blender’s credit.

Management is unable to predict future market prices for pork products, the cost of feed or cost of third party hogs. However, management anticipates positive operating income for this segment in 2016, although lower than 2015.

Income from affiliate is primarily from Seaboard’s 50% proportionate share of earnings from Daily’s accounted for using the equity method, as discussed in Note 4 to the Consolidated Financial Statements. Seaboard’s first proportionate share of earnings for Daily’s was recognized in the fourth quarter of 2014.

Net sales for the Pork segment increased $4 million for the year ended December 31, 2014 compared to 2013. The increase was primarily the result of higher prices for pork products sold. Partially offsetting the increase were lower sales volume of pork products from processing fewer internally grown hogs, lower sales prices and volumes for biodiesel, decreased payments received from the U.S. Government for biodiesel production, and the decrease in fourth quarter sales from the sale of a 50% interest in Daily’s as discussed in Note 4 to the Consolidated Financial Statements. In December 2014, the Federal blender’s credit that Seaboard is entitled to receive for biodiesel it blends was reinstated for 2014, retroactive to January 1, 2014. As a result, the 2014 Federal blender’s credit of $15 million was recorded as revenues in the fourth quarter of 2014.

Operating income increased $201 million for the year ended December 31, 2014 compared to 2013. The increase was primarily the result of higher prices for pork products sold and, to a lesser extent, lower feed costs for hogs internally grown. Partially offsetting the increase was lower margins for biodiesel from items discussed above and increased costs for third party hogs.

2015 Annual Report   17

SEABOARD CORPORATION

Management’s Discussion & Analysis

Commodity Trading and Milling Segment

(Millions of dollars)	2015	2014	2013
Net sales	$3,022	$3,499	$3,501
Operating income as reported	$2	$54	$38
Mark-to-market adjustments	(5)	(13)	4
Operating income (loss) excluding mark-to-market adjustments	$(3)	$41	$42
Loss from affiliates	$(50)	$(24)	$(1)

Net sales for the Commodity Trading and Milling segment decreased $477 million for the year ended December 31, 2015 compared to 2014. The decrease primarily reflected lower sales prices for almost all commodities sold and, to a lesser extent, lower sales volume primarily for corn.

Operating income decreased $52 million for the year ended December 31, 2015, compared to 2014. The decrease primarily reflected certain unfavorable market conditions, which resulted in lower margins on commodity trades to third parties. The decrease also reflected an increase in bad debt expense primarily attributable to trade receivables with an affiliate in Brazil (See Note 4 to the Consolidated Financial Statements for further discussion) and fluctuations of $8 million of mark-to-market derivative contracts as discussed below. Excluding the effects of mark-to-market adjustments for derivatives contracts, operating income decreased $44 million.

Due to worldwide commodity price fluctuations, the uncertain political and economic conditions in the countries in which Seaboard operates, and the current volatility in the commodity markets, management is unable to predict future sales and operating results for this segment. However, management anticipates positive operating income for this segment in 2016, excluding the effects of marking to market derivative contracts.

Had Seaboard not applied mark-to-market accounting to its derivative instruments, operating income for this segment in 2015 and 2014 would have been lower by $5 million and $13 million, respectively, and in 2013 higher by $4 million. While management believes its commodity futures, options and foreign exchange contracts are primarily economic hedges of its firm purchase and sales contracts or anticipated sales contracts, Seaboard does not perform the extensive record-keeping required to account for these transactions as hedges for accounting purposes. Accordingly, while the changes in value of the derivative instruments were marked to market, the changes in value of the firm purchase or sales contracts were not. As products are delivered to customers, these existing mark-to-market adjustments should be primarily offset by realized margins or losses as revenue is recognized over time and thus, these mark-to-market adjustments could reverse in fiscal 2016. Management believes eliminating these mark-to-market adjustments provides a more reasonable presentation to compare and evaluate period-to-period financial results for this segment.

Loss from affiliates for the year ended December 31, 2015 increased by $26 million from 2014. The increase primarily reflected operating and currency losses recorded against the investment and reserves for notes receivable and advances from an affiliate in Brazil totaling $60 million. Partially offsetting the increase was an $11 million write-down recorded in 2014 and a decrease in losses in 2015 compared to 2014 in a bakery business discussed below. Based on the uncertainty of local political and economic environments in the countries in which Seaboard’s affiliates operate, management cannot predict future results. However, management anticipates continuing losses from its affiliate in Brazil for 2016 although lower than 2015. See Note 4 to the Consolidated Financial Statements for further discussion of this affiliate.

Net sales for the Commodity Trading and Milling segment decreased $2 million for the year ended December 31, 2014 compared to 2013. Lower sales prices for various commodities were principally offset by higher sales volumes for such commodities, especially corn.

Operating income increased $16 million for the year ended December 31, 2014 compared to 2013. The increase primarily reflected fluctuations of $17 million of marking to market derivative contracts. Excluding the effects of mark-to-market adjustments for derivatives contracts as discussed above, operating income decreased $1 million. The decrease primarily reflected recoveries of $5 million in 2013 of inventory write-downs for customer contract performance issues recognized in prior years partially offset by improved operation income at certain milling locations.

Loss from affiliates for the year ended December 31, 2014 increased by $23 million from 2013. The increase primarily reflected a $11 million write-down recorded in the fourth quarter of 2014 as a result of a decline in value considered other than temporary for Seaboard’s investment in a bakery located in the DRC and losses incurred in 2014 from an

18 2015 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

affiliate in Brazil newly invested by Seaboard during the latter part of 2013. See Note 4 to the Consolidated Financial Statements for further discussion of the write-down and investments in these affiliates.

Marine Segment

(Millions of dollars)	2015	2014	2013
Net sales	$940	$853	$914
Operating income (loss)	$19	$(3)	$(26)
Income from affiliate	$2	$—	$—

Net sales for the Marine segment increased $87 million for the year ended December 31, 2015 compared to 2014. The increase was primarily the result of higher cargo volumes, partially offset by lower cargo rates in certain markets during 2015 compared to 2014.

Operating income increased $22 million for the year ended December 31, 2015 compared to 2014. The increase was primarily the result of lower voyage costs, principally fuel costs, on a per unit shipped basis, partially offset by lower cargo rates. Management cannot predict changes in future cargo volumes, cargo rates and fuel costs, or to what extent changes in economic conditions in markets served will affect net sales or operating income during 2016. However, management anticipates this segment will have positive operating income for 2016.

Net sales for the Marine segment decreased $61 million for the year ended December 31, 2014, compared to 2013. The decrease was primarily the result of lower cargo volumes in certain markets, most notably Venezuela, during 2014 compared to 2013.

Operating loss decreased by $23 million for the year ended December 31, 2014, compared to 2013. The decrease, which occurred during the second half of 2014, was primarily the result of lower voyage costs, such as fuel costs and, to a lesser extent, charter hire, on a per unit shipped basis partially offset by lower operating results related to the Venezuela operations.

Sugar Segment

(Millions of dollars)	2015	2014	2013
Net sales	$188	$200	$245
Operating income	$2	$27	$24
Income from affiliates	$1	$1	$1

Net sales for the Sugar segment decreased $12 million for the year ended December 31, 2015 compared to 2014. The decrease primarily reflected lower volumes of sugar sold. Sugar and alcohol sales are denominated in Argentine pesos and an increase in local sales prices in terms of U.S. dollars were principally offset by exchange rate changes as the Argentine peso continued to weaken against the U.S. dollar in 2015. Management cannot predict local sugar and alcohol prices for 2016, but management anticipates that the Argentine peso will continue to weaken against the U.S. dollar based on the devaluation of the Argentine peso in December 2015, which should result in lower sale prices in terms of U.S. dollars in 2016. Also, see Note 12 to the Consolidated Financial Statements for discussion of this devaluation’s impact on stockholders’ equity in the first quarter of 2016.

Operating income decreased $25 million for the year ended December 31, 2015 compared to 2014. The decrease primarily reflected higher production costs for sugar and alcohol. To a lesser extent, the decrease in operating income was also the result of higher selling, general and administrative expenses principally from increased personnel related costs and lower volume of sugar sold. Also, operating income in 2014 included a $4 million gain as discussed below. Based on recent market conditions, management currently cannot predict if this segment will be profitable for 2016.

Net sales for the Sugar segment decreased $45 million for the year ended December 31, 2014 compared to 2013. The decrease primarily reflected lower volumes for sugar and, to a much lesser extent, lower sales prices for sugar. Sugar sales are denominated in Argentine pesos and the lower sales prices for sugar in terms of U.S. dollars were primarily the result of the exchange rate changes as the Argentine peso continued to weaken against the U.S, dollar in 2014.

Operating income increased $3 million for the year ended December 31, 2014 compared to 2013. The increase primarily represents a $4 million gain recorded in the second quarter of 2014 from a final insurance settlement for property damage and business interruption claims related to prior years and lower selling, general and administrative expenses

2015 Annual Report   19

SEABOARD CORPORATION

Management’s Discussion & Analysis

from the exchange rate changes discussed above. Partially offsetting the increase was lower income from sugar sales as a result of lower volumes of sugar sold and lower sales prices as noted above.

Power Segment

(Millions of dollars)	2015	2014	2013
Net sales	$97	$189	$284
Operating income	$7	$19	$43
Income from affiliate	$3	$2	$6

Net sales for the Power segment decreased $92 million for the year ended December 31, 2015 compared to 2014. The decrease primarily reflected lower spot market rates and lower volumes. The lower spot market rates were attributable primarily to lower fuel costs, a component of pricing. The lower volumes were a result of cancelling the short-term leasing of a power generating facility on September 3, 2014 as discussed in Note 12 to the Consolidated Financial Statements.

Operating income decreased $12 million for the year ended December 31, 2015 compared to 2014. The decrease primarily reflected lower spot market rates and lower volumes, partially offset by lower fuel costs per kilowatt hour generated and lower other production costs. Also, operating income in 2014 included a gain on sale of assets of $5 million as noted below. Management cannot predict future fuel costs or the extent that spot market rates will fluctuate compared to fuel costs. However, management anticipates positive operating income for this segment in 2016.

Net sales for the Power segment decreased $95 million for the year ended December 31, 2014 compared to 2013. The decrease primarily reflected lower volumes and, to a lesser extent, lower spot market rates.

Operating income decreased $24 million for the year ended December 31, 2014 compared to 2013. The decrease primarily reflected lower spot market rates and lower volumes partially offset by lower fuel costs per kilowatt hour generated and a gain on sale of assets of $5 million as discussed in Note 12 to the Consolidated Financial Statements.

Turkey Segment

(Millions of dollars)	2015	2014	2013
Income (loss) from affiliate	$103	$54	$(10)

The Turkey segment, accounted for using the equity method, represents Seaboard’s investment in Butterball. The increase in income from affiliate for 2015 compared to 2014 was primarily the result of lower feed costs and higher prices of turkey products sold. Management is unable to predict future market prices for turkey products, the cost of feed or the impact from avian influenza. However, management anticipates positive income for this segment in 2016.

The increase in income from affiliate for 2014 compared to 2013 was primarily the result of lower feed costs and higher prices of turkey products sold. In addition, Butterball incurred charges in 2013 for impairment of fixed assets related to the planned sale of its closed processing plant in Longmont, Colorado. Seaboard’s proportionate share was $4 million recognized in loss from affiliate for 2013. This plant was sold in the second quarter of 2014 for approximately the remaining net book value.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses for the year ended December 31, 2015 increased by $16 million over 2014 to $270 million. The increase was primarily the result of bad debt expense in the Commodity Trading and Milling segment and increased personnel related costs in most segments. As a percentage of revenues, SG&A increased to 5% for 2015 compared to 4% for 2014.

SG&A expenses for the year ended December 31, 2014 decreased by $10 million over 2013 to $254 million. The decrease was primarily the result of lower expenses for the Sugar segment from exchange rate changes discussed above and lower bad debt expense. As a percentage of revenues, SG&A was 4% for 2014 and 2013.

Interest Expense

Interest expense totaled $18 million, $20 million and $11 million for the years ended December 31, 2015, 2014 and 2013, respectively. The decrease in 2015 compared to 2014 primarily related to a $4 million charge in 2014 as discussed below. The increase in 2014 compared to 2013 primarily reflected higher interest rates on notes payable related to

20 2015 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

foreign subsidiaries and a $4 million charge for early payment of debt as discussed in Note 7 to the Consolidated Financial Statements.

Interest Income

Interest income totaled $40 million, $14 million and $18 million for the years ended December 31, 2015, 2014 and 2013, respectively. The increase for 2015 compared to 2014 primarily reflected an increase in interest recognized on outstanding customer receivable balances in the Power segment. See Note 12 to the Consolidated Financial Statements for further discussion. The decrease for 2014 compared to 2013 primarily reflected a decrease in interest received on outstanding customer receivable balances in the Power segment.

Interest Income from Affiliates

Interest income from affiliates totaled $29 million, $27 million and $25 million for the years ended December 31, 2015, 2014 and 2013, respectively. The increases primarily represented additional interest income from the Butterball note receivable related to the pay-in-kind interest component.

Other Investment Income (Loss), Net

Other investment income (loss), net totaled $(5) million,  $2 million and $8 million for the years ended December 31, 2015, 2014 and 2013, respectively. The decrease for 2015 compared to 2014 primarily reflects Seaboard’s losses associated with its investment in a refined coal processing plant, of which a portion are offset by tax credits in income tax expense. The fluctuation from 2014 to 2013 primarily reflects mark-to-market fluctuations from investments, especially high yield trading debt securities.

Foreign Currency Gains (Losses), Net

Foreign currency gains (losses), net totaled $1 million, $(9) million and $0 million for the years ended December 31, 2015, 2014 and 2013, respectively. The decrease in foreign currency losses, net in 2015 compared to 2014 primarily reflect gains in the South African rand, partially offset during the year by fluctuations of other currency exchange rates in several foreign countries. The increase in foreign currency losses, net in 2014 compared to 2013 reflects increased losses related to multiple currencies, with the more significant changes related to the euro, Zambian kwacha and South African rand. The political and economic conditions of the countries in which Seaboard operates and does business, along with fluctuations in the value of the U.S. dollar cause volatility in currency exchange rates, which exposes Seaboard to fluctuating foreign currency gains and losses that cannot be predicted by Seaboard. Although Seaboard does not utilize hedge accounting, Seaboard does utilize foreign currency exchange contracts to manage its risks and exposure to foreign currency fluctuations primarily related to the South African rand. Management believes gains and losses on commodity transactions, including the mark-to-market effects, of such foreign currency contracts relate to the underlying commodity transactions and classifies such gains and losses in cost of sales. All other gains and losses on foreign currency exchange agreements are included in foreign currency gains (losses), net.

Gain on Sale of Controlling Interest in Subsidiary

During the third quarter of 2014, Seaboard’s Pork segment sold to Triumph a 50% interest in Daily’s resulting in a pre-tax gain of $66 million. See Note 4 to the Consolidated Financial Statements for further discussion.

Miscellaneous, Net

Miscellaneous, net totaled $(2) million, $(5) million and $6 million for the years ended December 31, 2015, 2014 and 2013, respectively. Miscellaneous, net primarily reflected mark-to-market fluctuations on interest rate exchange agreements.

Income Tax Expense

The effective tax rate for 2015 was lower than 2014 primarily due to a change in the mix of domestic and foreign earnings from prior year. The effective tax rate for 2014 was higher than 2013 primarily as the mix of domestic and foreign earnings for 2014 fluctuated from prior year resulting in more income taxed at a higher tax rate and because the 2013 rate included two years of tax benefits due to the retroactive nature of the Tax Act as discussed in Note 6 to the Consolidated Financial Statements.

OTHER FINANCIAL INFORMATION

See Note 1 to the Consolidated Financial Statements for a discussion of recently issued accounting standards. Management does not believe its businesses have been materially adversely affected by inflation.

2015 Annual Report   21

SEABOARD CORPORATION

Management’s Discussion & Analysis

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management has identified the accounting estimates believed to be the most important to the portrayal of Seaboard’s financial condition and results, and which require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting estimates with the Audit Committee of the Board of Directors.

Allowance for Doubtful Accounts – Seaboard primarily uses a specific identification approach to evaluate the adequacy of this reserve for estimated uncollectible receivables at the consolidated balance sheet date. Changes in estimates, developing trends and other new information can have a material effect on future evaluations. Furthermore, Seaboard’s total current receivables are heavily weighted toward foreign receivables ($356 million or 73% at December 31, 2015), including foreign receivables due from affiliates ($81 million at December 31, 2015), which generally represent more of a collection risk than its domestic receivables. Receivables due from affiliates are generally associated with entities located in foreign countries considered less developed than the U.S., which can experience conditions causing sudden changes to their ability to pay such receivables on a timely basis or in full. Based on various historical experiences, future collections of receivables or lack thereof could result in a material charge or credit to earnings depending on the ultimate resolution of each individual customer past due receivable. For example, the Commodity Trading and Milling segment has an investment in a non-consolidated affiliate in Brazil that resulted in a $9 million bad debt expense for Seaboard in 2015. See Note 12 to the Consolidated Financial Statements for further discussion. Bad debt expense for the years ended December 31, 2015, 2014 and 2013 was $13 million, $0 million and $3 million, respectively.

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

Impairment of Long-Lived Assets – At each balance sheet date, long-lived assets, primarily property, plant and equipment, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Some of the key assumptions utilized in determining future projected cash flows include estimated growth rates, expected future sales prices and estimated costs. In some cases, judgment is also required in assigning probability weighting to the various future cash flow scenarios. The probability weighting percentages used and the various future projected cash flow models prepared by management are based on facts and circumstances existing at the time of preparation and management’s best estimates and judgment of future operating results. Seaboard cannot predict the occurrence of certain future events that might adversely affect the reported value of long-lived assets, which include, but are not limited to, a change in the business climate, government incentives, a negative change in relationships with significant customers, and changes to strategic decisions made in response to economic and competitive conditions. Changes in these facts, circumstances and management’s estimates and judgment could result in an impairment of property, plant and equipment resulting in a material charge to earnings.

Investments in and advances to Affiliates and Notes Receivable from Affiliates – Seaboard has numerous investments in and advances to various businesses that it owns 50% or less for a noncontrolling interest and are accounted for using the equity method. In addition, for some of these investments, Seaboard also has notes receivable for loans it provided to these businesses. For the Commodity Trading and Milling segment, these investments are primarily in various foreign countries, which are less developed than the U.S. and thus expose Seaboard to various greater financial risks. At certain

22 2015 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

times when there are ongoing operating losses, local economies are depressed, commodity based markets are less stable, or foreign governments cause challenging business conditions, the fair value of the equity method investment is evaluated by management. The fair value of these investments is not readily determinable as almost all of these investments are not publicly traded. Management will use other methods to determine fair value such as estimated future cash flows, including assumptions on growth rates, for the business and consideration of other local business conditions as applicable. If the fair value of the investment is determined to be less than the carrying value and the decline in value is considered to be other than temporary, an appropriate write-down is recorded to income (loss) from affiliate based on the excess of the carrying value over the best estimate of fair value of the investment. In addition, if based on current information and events it is probable that Seaboard will be unable to collect all amounts due according to the contractual terms of the notes receivable from affiliates and an amount can be reasonably estimated, Seaboard will write-down the amounts to estimated realizable value. Information and events creating uncertainty about the realization of recorded amounts for notes from affiliates include, but are not limited to, the estimated cash flows generated by the affiliates’ business, the sufficiency of collateral securing the amounts, the creditworthiness of the counterparties involved, and consideration of other local business conditions as applicable. Changes in facts, circumstances and management’s estimates and judgment could result in a material charge to earnings. See Note 4 to the Consolidated Financial Statements for further discussion on the Commodity Trading and Milling segment and its $22 million reserve recorded in loss from affiliates in 2015 related to its investment in a flour production business in Brazil and its $11 million write-down recorded in loss from affiliates in 2014 related to its investment in a bakery located in the DRC.

Income Taxes – Income taxes are determined by management based on current tax regulations in the various worldwide taxing jurisdictions in which Seaboard conducts its business. In various situations, accruals have been made for estimates of the tax effects for certain transactions, business structures, the estimated reversal of timing differences and future projected profitability of Seaboard’s various business units based on management’s interpretation of existing facts, circumstances and tax regulations. Should new evidence come to management’s attention, which could alter previous conclusions or if taxing authorities disagree with the positions taken by Seaboard, the change in estimate could result in a material adverse or favorable impact on the financial statements. As of December 31, 2015, Seaboard had deferred tax assets of $153 million, net of the valuation allowance of $19 million, and deferred tax liabilities of $194 million. For the years ended December 31, 2015, 2014 and 2013, income tax expense included $(9) million, $25 million and $35 million, respectively, for deferred taxes to federal, foreign, state and local taxing jurisdictions.

Accrued Pension Liability – The measurement of Seaboard’s pension liability and related expense is dependent on a variety of assumptions and estimates regarding future events. These assumptions include discount rates, assumed rate of return on plan assets, compensation increases, turnover rates, mortality rates and retirement rates. The discount rate and return on plan assets are important elements of liability and expense measurement, and are reviewed on an annual basis. The effect of decreasing both the discount rate and assumed rate of return on plan assets by 50 basis points would be an increase in pension expense of approximately $3 million per year. The effects of actual results differing from the assumptions (i.e. gains or losses) are primarily accumulated in accrued pension liability and amortized over future periods if it exceeds the 10% corridor and, therefore, could affect Seaboard’s recognized pension expense in such future periods, as permitted under U.S. generally accepted accounting principles (“GAAP”). Accordingly, accumulated gains or losses in excess of the 10% corridor are amortized over the average future service of active participants. See Note 9 to the Consolidated Financial Statements for further discussion.

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

2015 Annual Report   23

SEABOARD CORPORATION

Management’s Discussion & Analysis

contract. From time to time, hog futures are used to manage risks of increasing prices of live hogs acquired for processing, and hog futures are used to manage risks of fluctuating prices of pork product inventories and related future sales. From time to time, Seaboard may enter into short positions in energy related resources (i.e., heating oil, crude oil, etc.) to manage certain exposures related to bio-energy margins. Inventories that are sensitive to changes in commodity prices, including carrying amounts at December 31, 2015 and 2014, are presented in Note 3 to the Consolidated Financial Statements. Raw material requirements, finished product sales and firm sales commitments are also sensitive to changes in commodity prices.

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

During 2014, Seaboard initially put into place four, approximately eight-year interest rate exchange agreements with mandatory early termination dates in the second half of 2014 and early 2015 for one of the agreements. During 2014 and 2015, these agreements were terminated and replaced, each with a mandatory early termination date, which coincided with the revised anticipated delivery dates in 2015 and 2016 of dry bulk vessels to be leased, and have similar terms as the original agreements terminated. Payments made by Seaboard to unwind these agreements were not material. The two exchange agreements, still outstanding as of December 31, 2015, involve the exchange of fixed-rate and variable-rate interest payments without the exchange of the underlying notional amounts to mitigate the potential effects of fluctuations in interest rates on the anticipated dry bulk vessel leases in 2016. Seaboard pays a fixed rate and receives a variable rate of interest on the notional amounts of $22 million each. During 2010, Seaboard entered into three ten-year interest rate exchange agreements, which involve the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to mitigate the effects of fluctuations in interest rates on variable rate debt. Seaboard pays a fixed rate and receives a variable rate of interest on three notional amounts of $25 million each. All five of these interest rate exchange agreements outstanding as of December 31, 2015, do not qualify as hedges for accounting purposes. Accordingly, the changes in fair value of these agreements are recorded in miscellaneous, net in the Consolidated Statements of Comprehensive Income.

The following table presents the sensitivity of the fair value of Seaboard’s open net commodity future and option contracts, foreign currency contracts and interest rate exchange agreements to a hypothetical 10% change in market prices, foreign exchange rates and interest rates as of December 31, 2015 and December 31, 2014. For all open derivatives, the fair value of such positions is a summation of the fair values calculated for each item by valuing each net position at quoted market prices as of the applicable date.

(Millions of dollars)	December 31, 2015	December 31, 2014
Grains and oilseeds	$12	$8
Hogs	2	2
Energy related resources	—	1
Vegetable oils	—	1
Foreign currencies	13	19
Interest rates	1	1

The table below provides information about Seaboard’s non-trading financial instruments sensitive to changes in interest rates at December 31, 2015. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. At December 31, 2015, long-term debt included foreign subsidiary obligations payable in Argentine Pesos of $23 million. There was no long-term debt outstanding at December 31, 2014. Short-term instruments, including short-term investments, non-trade receivables and current notes payable have carrying values that approximate market and are not included in this table due to their short-term nature.

(Millions of dollars)	2016	2017	2018	2019	2020	Thereafter	Total
Long-term debt:
Variable rate	$4	$17	$21	$34	$43	$404	$523
Average interest rate	9.58%	9.57%	8.93%	6.70%	6.00%	1.92%	3.16%

24 2015 Annual Report

SEABOARD CORPORATION

Management’s Reports

Management’s Responsibility for Consolidated Financial Statements

The management of Seaboard Corporation and its consolidated subsidiaries (“Seaboard”) is responsible for the preparation of its consolidated financial statements and related information appearing in this report. Management believes that the consolidated financial statements fairly present Seaboard’s financial position and results of operations in conformity with U.S. generally accepted accounting principles, and necessarily includes amounts that are based on estimates and judgments which it believes are reasonable based on current circumstances with due consideration given to materiality.

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

The Board of Directors pursues its review of auditing internal controls and financial statements through its audit committee, composed entirely of independent directors. In the exercise of its responsibilities, the audit committee meets periodically with management, with the internal auditors and with the independent registered public accounting firm to review the scope and results of audits. Both the internal auditors and the independent registered public accounting firm have unrestricted access to the audit committee, with or without the presence of management.

Management’s Report on Internal Control Over Financial Reporting

The management of Seaboard Corporation and its consolidated subsidiaries (“Seaboard”) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 rule 13a-15(f). Under the supervision, and with the participation of management and its Internal Audit Department, Seaboard conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation under the framework in Internal Control - Integrated Framework (2013), management concluded that Seaboard’s internal control over financial reporting was effective as of December 31, 2015.

Seaboard’s independent registered public accounting firm, that audited the consolidated financial statements included in the annual report, has issued an audit report on the effectiveness of Seaboard’s internal control over financial reporting. Their report is included herein.

2015 Annual Report   25

SEABOARD CORPORATION

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Seaboard Corporation:

We have audited the accompanying consolidated balance sheets of Seaboard Corporation and subsidiaries (the “Company”) as of December 31, 2015 and 2014 and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seaboard Corporation and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Seaboard Corporation’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 25, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Kansas City, Missouri

February 25, 2016

26 2015 Annual Report

SEABOARD CORPORATION

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Seaboard Corporation:

We have audited Seaboard Corporation’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Seaboard Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Seaboard Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Seaboard Corporation and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015, and our report dated February 25, 2016 expressed an unqualified opinion on those consolidated financial statements.

Kansas City, Missouri
February 25, 2016

2015 Annual Report   27

SEABOARD CORPORATION

Consolidated Statements of Comprehensive Income

	Years ended December 31,
(Millions of dollars except share and per share amounts)	2015	2014	2013
Net sales:
Products (includes sales to affiliates of $835, $846 and $745)	$4,515	$5,373	$5,431
Services revenues	973	906	953
Other	106	194	286
Total net sales	5,594	6,473	6,670
Cost of sales and operating expenses:
Products	4,244	4,818	5,090
Services	866	813	878
Other	88	164	234
Total cost of sales and operating expenses	5,198	5,795	6,202
Gross income	396	678	468
Selling, general and administrative expenses	270	254	264
Operating income	126	424	204
Other income (expense):
Interest expense	(18)	(20)	(11)
Interest income	40	14	18
Interest income from affiliates	29	27	25
Income (loss) from affiliates	70	37	(4)
Other investment income (loss), net	(5)	2	8
Foreign currency gains (losses), net	1	(9)	—
Gain on sale of controlling interest in subsidiary	—	66	—
Miscellaneous, net	(2)	(5)	6
Total other income, net	115	112	42
Earnings before income taxes	241	536	246
Income tax expense	(69)	(168)	(32)
Net earnings	$172	$368	$214
Less: Net income attributable to noncontrolling interests	(1)	(1)	(2)
Net earnings attributable to Seaboard	$171	$367	$212

Earnings per common share	$146.44	$311.44	$177.53

Other comprehensive income (loss), net of income tax benefit of $0, $27 and $(10):
Foreign currency translation adjustment	(34)	(39)	(46)
Unrealized gain (loss) on investments	—	1	(1)
Unrecognized pension cost	9	(33)	37
Other comprehensive loss, net of tax	$(25)	$(71)	$(10)
Comprehensive income (loss)	147	297	204
Less: Comprehensive loss (income) attributable to the noncontrolling interests	(1)	(1)	(2)
Comprehensive income (loss) attributable to Seaboard	$146	$296	$202

Average number of shares outstanding	1,170,550	1,178,441	1,193,801

See accompanying notes to consolidated financial statements.

28 2015 Annual Report

SEABOARD CORPORATION

Consolidated Balance Sheets

	December 31,
(Millions of dollars except share and per share amounts)	2015	2014
Assets
Current assets:
Cash and cash equivalents	$50	$36
Short-term investments	1,254	491
Receivables:
Trade	330	328
Due from affiliates	86	202
Other	115	116
Total receivables	531	646
Allowance for doubtful accounts	(21)	(12)
Net receivables	510	634
Inventories	739	736
Deferred income taxes	—	46
Other current assets	111	110
Total current assets	2,664	2,053
Net property, plant and equipment	831	847
Investments in and advances to affiliates	671	543
Notes receivable from affiliates	200	197
Goodwill	12	15
Other intangible assets, net	3	4
Other non-current assets	50	33
Total Assets	$4,431	$3,692
Liabilities and Stockholders’ Equity
Current liabilities:
Notes payable to banks	$141	$76
Current maturities of long-term debt	4	—
Accounts payable	200	182
Payables due to affiliates	39	32
Accrued compensation and benefits	121	126
Deferred revenue	47	44
Deferred revenue from affiliates	46	7
Accrued voyage costs	44	45
Accrued commodity inventory	26	30
Other current liabilities	98	93
Total current liabilities	766	635
Long-term debt, less current maturities	518	—
Accrued pension liability	132	136
Deferred income taxes	41	96
Other liabilities and deferred credits	92	90
Total non-current liabilities	783	322
Commitments and contingent liabilities
Stockholders’ equity:
Common stock of $1 par value. Authorized 1,250,000 shares; issued and outstanding 1,170,550 shares	1	1
Accumulated other comprehensive loss	(278)	(253)
Retained earnings	3,153	2,982
Total Seaboard stockholders’ equity	2,876	2,730
Noncontrolling interests	6	5
Total equity	2,882	2,735
Total Liabilities and Stockholders’ Equity	$4,431	$3,692

See accompanying notes to consolidated financial statements.

2015 Annual Report   29

SEABOARD CORPORATION

Consolidated Statements of Cash Flows

	Years ended December 31,
(Millions of dollars)	2015	2014	2013
Cash flows from operating activities:
Net earnings	$172	$368	$214
Adjustments to reconcile net earnings to cash from operating activities:
Depreciation and amortization	91	92	93
Gain from sale of fixed assets	—	(3)	(4)
Gain from sale of power generating facility assets	—	(5)	—
Deferred income taxes	(10)	26	30
Pay-in-kind interest and accretion on notes receivable from affiliates	(17)	(16)	(14)
Loss (income) from affiliates	(70)	(37)	4
Dividends received from affiliates	69	14	11
Other investment loss (income), net	5	(2)	(8)
Gain on sale of controlling interest in a subsidiary	—	(66)	—
Other, net	5	—	1
Changes in assets and liabilities:
Receivables, net of allowance	119	(7)	(154)
Inventories	(35)	(81)	36
Other current assets	(3)	24	(13)
Current liabilities, exclusive of debt	75	44	(73)
Other, net	15	23	2
Net cash from operating activities	416	374	125
Cash flows from investing activities:
Purchase of short-term investments	(1,320)	(1,097)	(612)
Proceeds from the sale of short-term investments	526	876	625
Proceeds from the maturity of short-term investments	29	18	6
Capital expenditures	(139)	(121)	(150)
Proceeds from the sale of fixed assets	48	8	15
Proceeds from the sale of power generating facility assets	—	8	—
Investments in and advances to affiliates, net	(119)	(31)	(39)
Long-term notes receivable issued to affiliates	—	(1)	(17)
Principal payments received on long-term notes receivable from affiliates	—	1	81
Principal payments received on notes receivable	2	2	19
Purchase of long-term investments	(28)	(3)	(4)
Proceeds from the sale of controlling interest in a subsidiary	—	74	—
Other, net	(3)	1	(2)
Net cash from investing activities	(1,004)	(265)	(78)
Cash flows from financing activities:
Notes payable to banks, net	83	17	41
Proceeds from long-term debt	522	—	—
Principal payments of long-term debt	—	(91)	(54)
Repurchase of common stock	—	(53)	(24)
Other, net	—	(2)	(1)
Net cash from financing activities	605	(129)	(38)
Effect of exchange rate changes on cash and cash equivalents	(3)	1	(2)
Net change in cash and cash equivalents	14	(19)	7
Cash and cash equivalents at beginning of year	36	55	48
Cash and cash equivalents at end of year	$50	$36	$55

See accompanying notes to consolidated financial statements.

30 2015 Annual Report

SEABOARD CORPORATION

Consolidated Statements of Changes in Equity

		Accumulated
		Other
	Common	Comprehensive	Retained	Noncontrolling
(Millions of dollars)	Stock	Loss	Earnings	Interests	Total
Balances, January 1, 2013	$1	$(172)	$2,475	$4	$2,308
Cumulative effect of a change in accounting method (see Note 1)			6		6
Comprehensive income:
Net earnings			212	2	214
Other comprehensive loss, net of tax		(10)			(10)
Repurchase of common stock			(24)		(24)
Reduction to noncontrolling interests			(1)		(1)
Balances, December 31, 2013	1	(182)	2,668	6	2,493
Comprehensive income:
Net earnings			367	1	368
Other comprehensive loss, net of tax		(71)			(71)
Repurchase of common stock			(53)		(53)
Dividends paid to noncontrolling interests				(2)	(2)
Balances, December 31, 2014	1	(253)	2,982	5	2,735
Comprehensive income:
Net earnings			171	1	172
Other comprehensive loss, net of tax		(25)			(25)
Balances, December 31, 2015	$1	$(278)	$3,153	$6	$2,882

See accompanying notes to consolidated financial statements.

2015 Annual Report   31

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 1

Summary of Significant Accounting Policies

Operations of Seaboard Corporation and its Subsidiaries

Seaboard Corporation and its subsidiaries (“Seaboard”) is a diverse global agribusiness and transportation company. In the United States (“U.S.”), Seaboard is primarily engaged in pork production and processing and ocean transportation. Overseas, Seaboard is primarily engaged in commodity merchandising, grain processing, sugar production, and electric power generation. Seaboard also has an interest in a turkey operation in the U.S. Seaboard Flour LLC and SFC Preferred LLC, entities owned by the chief executive officer and his family, hold approximately 76% of Seaboard’s outstanding common stock.

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

Short-Term Investments

Short-term investments are retained for future use in the business. Investments held by Seaboard that are categorized as available-for-sale are reported at their estimated fair value with any related unrealized gains and losses reported net of tax, as a component of accumulated other comprehensive loss. Investments held by Seaboard that are categorized as trading securities are reported at their estimated fair value with any unrealized gains and losses included in other investment income (loss), net on the Consolidated Statements of Comprehensive Income. Gains and losses on sale of investments are generally based on the specific identification method.

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

Inventories

Seaboard uses the lower of last-in, first-out (“LIFO”) cost or market for determining inventory cost of live hogs, fresh pork product and related materials. Grain, flour and feed inventories at foreign milling operations are valued at the lower of weighted average cost or market. All other inventories, including further processed pork products, are valued at the lower of first-in, first-out (“FIFO”) cost or market.

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

32 2015 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Notes Receivable from Affiliates

Seaboard monitors the credit quality of notes receivable from its affiliates by obtaining and reviewing financial information for these affiliates on a monthly basis and by having Seaboard representatives serve on the Board of Directors of these affiliates. If based on current information and events it is probable that Seaboard will be unable to collect all amounts due according to the contractual terms of the notes receivable from affiliates and an amount can be reasonably estimated, Seaboard will write-down the notes receivable to estimated realizable value.

Goodwill and Other Intangible Assets

Goodwill is assessed annually for impairment by each reporting unit at the quarter end closest to the anniversary date of the acquisition, or more frequently if circumstances indicate that impairment is likely. Separable intangible assets with finite lives are amortized over their estimated useful lives. Any one event or a combination of events such as change in the business climate, a negative change in relationships with significant customers and changes to strategic decisions, including decisions to expand made in response to economic or competitive conditions could require an interim assessment prior to the next required annual assessment. Goodwill is related to the repurchase in 2007 of a noncontrolling interest of Seaboard Foods LLC (“Seaboard Foods”) in the Pork segment for a total of $12 million as of December 31, 2015 and 2014. Based on the annual assessment conducted by this reporting unit during 2015, there were no impairment charges recorded for the year ended December 31, 2015.

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

Asset Retirement Obligation

Seaboard has recorded long-lived assets and a related liability for the asset retirement obligation costs associated with the closure of the hog lagoons it is legally obligated to close in the future should Seaboard cease operations or plan to close such lagoons voluntarily in accordance with a changed operating plan. Based on detailed assessments and appraisals obtained to estimate the future asset retirement obligation costs, Seaboard recorded the present value of the projected costs in non-current other liabilities on the Consolidated Balance Sheets, with the retirement asset depreciated over the economic life of the related asset. The following table shows the changes in the asset retirement obligation during 2015 and 2014:

	Years ended December 31,
(Millions of dollars)	2015	2014
Beginning balance	$17	$16
Accretion expense	1	1
Ending balance	$18	$17

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. However, in the future, as these timing differences reverse, a lower statutory tax rate may apply pursuant to the provisions for domestic manufacturers of the American Jobs Creation Act of 2004. In accordance with U.S. generally accepted accounting principles (“GAAP”), Seaboard will recognize the benefit or cost of this change in the future.

Revenue Recognition

As a result of a marketing agreement with Triumph Foods, LLC (“Triumph”), Seaboard’s sales prices for its pork products included in product revenues are primarily based on a margin sharing arrangement that considers the average sales price and mix of products sold from both Seaboard’s and Triumph’s hog processing plants. Seaboard earns a fee for marketing the pork products of Triumph, and recognizes this fee as service revenue primarily based on the number of head processed by Triumph. Revenues for the Commodity Trading and Milling Segment are recognized when the commodity is delivered to the customer, collection is reasonably assured and the sales price is fixed or determinable. Revenues for cargo services are recognized ratably over the transit time for each voyage, with expenses associated with cargo services recognized as incurred. Revenues for all other commercial exchanges are recognized at the time products

2015 Annual Report   33

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

are shipped or delivered in accordance with shipping terms or services rendered, the customer takes ownership and assumes risk of loss, collection is reasonably assured and the sales price is fixed or determinable.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include those related to allowance for doubtful accounts, valuation of inventories, impairment of long-lived assets, potential write-down related to investments in and advances to affiliates and notes receivable from affiliates, income taxes and accrued pension liability. Actual results could differ from those estimates.

Earnings Per Common Share

Earnings per common share are based upon the weighted average shares outstanding during the period. Basic and diluted earnings per share are the same for all periods presented.

Change in Accounting Method

During the second quarter of 2015, Seaboard invested an additional $10 million in a business operating a 300 megawatt electricity generating facility in the Dominican Republic. This investment increased Seaboard's ownership interest to 29.9% from less than 20%. Seaboard's previous investment of $6 million was accounted for using the cost method and as a result of this additional investment, Seaboard changed its accounting method to the equity method. This change in accounting required Seaboard to present its prior period financial results to reflect the equity method of accounting from the date of the initial investment, which resulted in a $6 million adjustment to retained earnings and a corresponding increase to its investment as of January 1, 2013. There is no tax impact to Seaboard on these amounts. See Note 12 for more information.

Cash and Cash Equivalents

For purposes of the Consolidated Statements of Cash Flows, management considers all demand deposits and overnight investments as cash equivalents. The following table shows the amounts paid for interest and income taxes:

	Years ended December 31,
(Millions of dollars)	2015	2014	2013
Interest	$17	$20	$11
Income taxes, net of refunds	60	135	60

Supplemental Non-Cash Transactions

As more fully described in Note 4, as of September 27, 2014 Seaboard’s Pork segment sold to Triumph a 50% interest in its processed meats division, Daily’s Premium Meats (“Daily’s”). As a result, Seaboard deconsolidated Daily’s from its Consolidated Balance Sheet as of September 27, 2014. The following table summarizes the non-cash transactions resulting from this deconsolidation:

(Millions of dollars)
Decrease in net working capital	$21
Increase in investment in and advances to affiliates	(74)
Decrease in property, plant and equipment	16
Decrease in goodwill	28
Decrease in other intangible assets, net (not subject to amortization)	17
Gain on sale of controlling interest in subsidiary	66
Net proceeds from sale of controlling interest in subsidiary	$74

As discussed in Note 4, as of December 31, 2015 and 2014, Seaboard has notes receivable from affiliates which accrue pay-in-kind interest income. Non-cash, pay-in-kind interest income and accretion of discount recognized on these notes receivable for the years ended December 31, 2015, 2014 and 2013 was $17 million, $16 million and $14 million, respectively.

Foreign Currency Transactions and Translation

Seaboard has operations in several foreign countries, and the currencies of the countries fluctuate in relation to the U.S. dollar. Certain of the major contracts and transactions, however, are denominated in U.S. dollars. In addition, the value

34 2015 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

of the U.S. dollar fluctuates in relation to the currencies of countries where certain of Seaboard’s foreign subsidiaries and affiliates primarily conduct business. These fluctuations result in exchange gains and losses. The activities of these foreign subsidiaries and affiliates are primarily conducted with U.S. subsidiaries or operate in hyper-inflationary environments. As a result, the financial statements of certain foreign subsidiaries and affiliates are re-measured using the U.S. dollar as the functional currency.

Seaboard’s Sugar segment, three consolidated subsidiaries (Commodity Trading and Milling segment businesses in Canada, Guyana and Zambia) and nine non-controlled, non-consolidated affiliates (Marine segment business in Jamaica and Commodity Trading and Milling segment businesses in Australia, Brazil, Colombia, Kenya, Lesotho, South Africa and Zambia) use local currency as their functional currency. Assets and liabilities of these subsidiaries are translated to U.S. dollars at year-end exchange rates, and income and expenses are translated at average rates. Translation gains and losses are recorded as components of other comprehensive income (loss). For these entities, U.S. dollar denominated net asset or liability conversions to the local currency are recorded through income.

Derivative Instruments and Hedging Activities

Seaboard recognizes all derivatives as either assets or liabilities at their fair values. Accounting for changes in the fair value of a derivative depends on its designation and effectiveness. Derivatives qualify for treatment as hedges for accounting purposes when there is a high correlation between the change in fair value of the instrument and the related change in value of the underlying commitment. Additionally, in order to designate a derivative financial instrument as a hedge for accounting purposes, extensive record keeping is required. For derivatives that qualify as hedges for accounting purposes, the change in fair value has no net impact on earnings, to the extent the derivative is considered effective, until the hedged transaction affects earnings. For derivatives that are not designated as hedging instruments for accounting purposes, or for the ineffective portion of a hedging instrument, the change in fair value affects current period net earnings.

Seaboard uses various derivative instruments to manage various types of market risks from its day-to-day operations, primarily including commodity futures and option contracts, foreign currency exchange agreements and interest rate exchange agreements. While management believes each of these instruments primarily are entered into in order to effectively manage various market risks, as of December 31, 2015, none of the derivatives were designated and accounted for as hedges, primarily as a result of the extensive record-keeping requirements. Seaboard also enters into speculative derivative transactions not directly related to its raw material requirements.

Recently Issued Accounting Standard Adopted

In November 2015, the Financial Accounting Standards Board (“FASB”) issued simplification guidance that requires companies to classify all deferred tax assets and liabilities as non-current on the balance sheet instead of separating deferred taxes into current and non-current amounts. Since early adoption is permitted, Seaboard adopted this guidance as of December 31, 2015 using the prospective transition method. Seaboard reclassified its current deferred income tax assets to non-current deferred income tax liabilities as of December 31, 2015 on the Consolidated Balance Sheet. Prior periods were not retroactively adjusted.

Recently Issued Accounting Standards Not Yet Adopted

In May 2014, the FASB issued guidance to develop a single, comprehensive revenue recognition model for all contracts with customers. This guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This guidance will replace most existing revenue recognition guidance in GAAP when it becomes effective. Seaboard is currently evaluating the impact this new guidance will have on its consolidated financial statements and related disclosures. Seaboard will be required to adopt this guidance on January 1, 2018, and it is currently anticipated that Seaboard will apply this guidance using the cumulative effect transition method.

In July 2015, the FASB issued guidance to simplify the subsequent measurement of inventory measured using last-in, first-out or the retail inventory method. Under the new standard, inventory should be recorded at the lower of cost and net realizable value. The new guidance is effective for interim and annual periods beginning after December 15, 2016, with early adoption permitted. Seaboard is analyzing the impact of this new standard and, at this time, cannot estimate the impact of adoption on net earnings.

In January 2016, the FASB issued guidance that requires entities to measure equity investments, other than those accounted for using the equity method of accounting, at fair value and recognize any changes in fair value in net income

2015 Annual Report   35

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

if a readily determinable fair value exists. For equity investments without readily determinable fair values, the cost method of accounting is also eliminated. An entity may elect to record these equity investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. The new guidance is effective for interim and annual periods beginning after December 15, 2017. Seaboard is analyzing the impact of this new standard on certain of its equity investments and, at this time, cannot estimate the impact of adoption on net earnings.

Note 2

Investments

The following is a summary of the amortized cost and estimated fair value of short-term investments for both available-for-sale and trading securities at the end of each year:

	December 31, 2015		December 31, 2014
	Amortized	Fair	Amortized	Fair
(Millions of dollars)	Cost	Value	Cost	Value
Money market funds	$81	$81	$142	$142
Corporate bonds	—	—	11	11
U.S. Government agency securities	—	—	10	10
Other available-for-sale securities	—	—	4	4
Total available-for-sale short-term investments	81	81	167	167
Domestic equity securities	475	466	115	115
Domestic debt securities	452	450	5	5
Foreign equity securities	120	120	—	—
High yield debt securities	108	104	188	182
Money market funds held in trading accounts	22	22	21	21
Collateralized loan obligation	10	10	—	—
Other trading securities	1	1	1	1
Total trading short-term investments	1,188	1,173	330	324
Total short-term investments	$1,269	$1,254	$497	$491

Unrealized losses related to trading securities were $(12)  million, $(7) million and $(1) million for the years ended December 31, 2015, 2014 and 2013, respectively. Seaboard had $80 million of equity securities denominated in foreign currencies at December 31, 2015, with $25 million in Euros, $20 million in Japanese Yen, $15 million in the British Pound, $7 million in the Swiss Franc and the remaining $13 million in various other currencies. Also, money market funds included $3 million and $8  million denominated in various foreign currencies at  December 31, 2015 and 2014.

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

Seaboard had $20 million and $4 million of cost method investments classified in other non-current assets on the Consolidated Balance Sheets as of December 31, 2015 and 2014, respectively. During 2015, Seaboard invested $18 million for a 12% noncontrolling interest in a grain trading and poultry business in Morocco.

36 2015 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 3

Inventories

The following table is a summary of inventories at the end of each year:

	December 31,
(Millions of dollars)	2015	2014
At lower of LIFO cost or market:
Live hogs and materials	$210	$209
Fresh pork and materials	26	29
	236	238
LIFO adjustment	(28)	(37)
Total inventories at lower of LIFO cost or market	208	201
At lower of FIFO cost or market:
Grains, oilseeds and other commodities	330	320
Sugar produced and in process	52	49
Other	61	57
Total inventories at lower of FIFO cost or market	443	426
Grain, flour and feed at lower of weighted average cost or market	88	109
Total inventories	$739	$736

The use of the LIFO method increased 2015,  2014, and 2013 net earnings by $5 million ($4.39 per common share), $16 million ($13.29 per common share), and by $17 million ($14.56 per common share), respectively. If the FIFO method had been used for certain inventories of the Pork segment, inventories would have been higher by $28 million and $37 million as of December 31, 2015 and 2014, respectively.

Note 4

Investments in and Advances to Affiliates and Notes Receivable from Affiliates

Seaboard’s investments in and advances to non-controlled, non-consolidated affiliates are primarily related to Butterball, LLC (“Butterball”), as discussed below, Commodity Trading and Milling segment foreign businesses conducting flour, maize and feed milling, baking operations and poultry production and processing,  and Daily’s and Seaboard Triumph Foods, LLC in the Pork segment, also discussed below. As of December 31, 2015, the location and percentage ownership of these foreign affiliates are as follows: Botswana (49%),  Democratic Republic of Congo (“DRC”) (50%), Gambia  (50%), Kenya  (35%-49%), Lesotho  (50%), Nigeria  (25%-48%), South Africa  (30%-50%),  and Zambia  (49%) in Africa; Brazil  (50%), Colombia  (40%-42%) and Ecuador  (25%-50%) in South America, Jamaica (50%) and Haiti  (23%) in the Caribbean, and Turkey (25%) in Europe. Also, Seaboard has investments in agricultural commodity trading businesses in Australia (25%), Peru (50%), Uruguay (45%) and United States (40%). Seaboard generally is the primary provider of choice for grains, feed and supplies purchased by these non-controlled affiliates. As Seaboard conducts its agricultural commodity trading business with third parties, consolidated subsidiaries and affiliates on an interrelated basis, cost of sales on affiliates cannot be clearly distinguished without making numerous assumptions, primarily with respect to mark-to-market accounting for commodity derivatives. In addition, Seaboard has investments in and advances to a cargo terminal business in Jamaica  (21%) in the Marine segment, two sugar-related businesses in Argentina  (46%-50%) in the Sugar segment, and one power related business in the Dominican Republic (29.9%). The equity method is used to account for all of the above investments.

Seaboard has a 50% noncontrolling voting interest in Butterball. Butterball is a vertically integrated producer, processor and marketer of branded and non-branded turkey and other products. As of December 31, 2015, Butterball had intangible assets of $111 million for trade name and $74 million for goodwill.

In connection with its initial investment in Butterball in December 2010, Seaboard provided Butterball with a $100 million unsecured subordinated loan (the “subordinated loan”) with a seven-year maturity and interest of 15% per annum, comprised of 5% payable in cash semi-annually, plus 10% pay-in-kind interest, compounded semi-annually, which accumulates and is paid at maturity. Also in connection with providing the subordinated loan, Seaboard received detachable warrants, which upon exercise for a nominal price, would enable Seaboard to acquire an additional 5% equity interest in Butterball. In January 2016, the interest on the subordinated loan was modified to 10% per annum, payable in

2015 Annual Report   37

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

cash semi-annually and the warrants were also modified, whereby Seaboard can exercise these warrants at any time after December 31, 2018 or prior to December 31, 2025 after which time the warrants expire. Butterball has the right to repurchase the warrants for fair market value. The warrant agreement essentially provides Seaboard with a 52.5% economic interest, as these warrants are in substance an additional equity interest. Therefore, Seaboard records 52.5% of Butterball’s earnings as income from affiliates in the Consolidated Statements of Comprehensive Income. However, all significant corporate governance matters would continue to be shared equally between Seaboard and its partner in Butterball even if the warrants are exercised, unless Seaboard already owns a majority of the voting rights at the time of exercise. The warrants qualify for equity treatment under accounting standards. Accordingly, as of December 2010, the warrants were allocated a value of $11 million, classified as investments in and advances to affiliates on the Consolidated Balance Sheets, and the subordinated loan was allocated a discounted value of $89 million, classified as Notes Receivable from Affiliates on the Consolidated Balance Sheets, of the total $100 million subordinated financing discussed above. The discount on the subordinated loan is being accreted monthly in Interest Income From Affiliates through the maturity date of December 6, 2017. At December 31, 2015 and 2014, the recorded balance of this Note Receivable from Affiliates was $158 million and $141 million, respectively.

On December 31, 2012, Seaboard provided a loan of $81 million to Butterball and was included in Notes Receivable from Affiliates. This loan was made to fund Butterball’s purchase of assets from Gusto Packing Company, Inc., a pork and turkey further processor located in Montgomery, Illinois. In late March 2013, Butterball renegotiated its third-party financing and on March 28, 2013 repaid in full this loan from Seaboard.

During the third quarter of 2011, Seaboard provided a term loan of $13 million to Butterball to pay off capital leases for certain fixed assets which originally were financed with third parties. The effective interest rate on this term loan is approximately 12%. Although the term loan expires on January 31, 2018, Butterball can pay off the term loan prior to such expiration date as Butterball has for sale all of the related assets and is required to remit the proceeds from such sale to Seaboard to repay the loan. As of December 31, 2015 and 2014, the balance of the term loan included in Notes Receivable from Affiliates was $8 million.

As of September 27, 2014, Seaboard’s Pork segment sold to Triumph a 50% interest in Daily’s for cash proceeds of $74 million resulting in a gain on sale of controlling interest in subsidiary of $66 million ($40 million net of taxes, or $34.14 per share) in 2014. Daily’s produces and markets raw and pre-cooked bacon, ham and sausage and has two further processing plants located in Salt Lake City, Utah and Missoula, Montana. The Pork segment currently has a business relationship with Triumph under which Seaboard markets substantially all of the pork products produced at Triumph’s plant in St. Joseph, Missouri. Through September 27, 2014, Seaboard consolidated the operating results of Daily’s as part of its Pork segment operations. As a result of this transaction, Seaboard deconsolidated Daily’s from its Consolidated Balance Sheet as of September 27, 2014 (see Note 1, Supplemental Non-Cash Transactions, for details of the impact on the Consolidated Balance Sheet from this deconsolidation). Seaboard’s remaining 50% investment in Daily’s is accounted for in the Pork segment by using the equity method of accounting. Based on the cash consideration received for this transaction and third-party valuations for fixed assets and certain intangible assets, it was determined the fair value of Seaboard’s remaining 50% investment in Daily’s exceeded book value by $33 million, which is included in the gain on sale above, for a total fair value of $74 million. In addition, both Seaboard and Triumph contributed $2 million each to Daily’s as additional equity to provide Daily’s with additional working capital resulting in a beginning total investment in affiliate of $76 million related to Daily’s. Pro forma results of operations are not presented as the effects of deconsolidation are not material to Seaboard’s results of operations, primarily as Seaboard supplies raw product to Daily’s. Triumph also supplies raw product to Daily’s. It is expected that both Seaboard and Triumph will continue to sell raw product to Daily’s.

On May 13, 2015, Seaboard’s Pork segment and Triumph entered into a new joint venture, Seaboard Triumph Foods, LLC, with equal ownership of 50%. This joint venture is constructing a new pork processing facility in Sioux City, Iowa, with construction expected to be completed by mid-2017. Seaboard agreed to contribute up to $207 million in connection with the development and operation of the facility. As of December 31, 2015, $26 million had been contributed and approximately $97 million is expected to be contributed in 2016, with the remainder due through 2019.

The Commodity Trading and Milling segment has a 50% noncontrolling interest in a bakery located in the DRC, which began operations in the fourth quarter of 2012. As a result of continuing equipment problems, other production challenges and unfavorable local market conditions causing operating losses and challenges in gaining market share, Seaboard’s management determined achieving improved operating results would take significantly longer than initially

38 2015 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

anticipated. As a result, Seaboard’s management determined there was a decline in value considered other than temporary as of December 31, 2014, and thus Seaboard recorded a write-down of $11 million in loss from affiliate in the fourth quarter of 2014, which represented the remaining equity investment in this business and suspended the use of the equity method as of December 31, 2014. There was no tax benefit from this transaction. As part of its original investment, Seaboard has an interest bearing long-term note receivable from this affiliate with the first payment due June 2015 and a final maturity date of December 2020. No payments were received in 2015, and Seaboard agreed to temporarily waive this default to allow time to work with the business management and its other owners on revisions to the payment schedule to better align with the bakery’s forecasted cash flows. In addition, Seaboard discontinued recognizing further interest income on the note receivable during the fourth quarter of 2014. As of December 31, 2015, the recorded balance of this note receivable and previous accrued interest was $35 million, all classified as long-term given uncertainty of the timing of payments in the future. Based on current cash flow projections, this note receivable was not impaired at December 31, 2015. If the future long-term cash flows of this bakery do not improve and forecasted cash flow projections are not met, there is a possibility that some of the recorded value of the Note Receivable from Affiliate could be deemed uncollectible in the future, which may result in a material charge to earnings. Including this business, as of December 31, 2015, Seaboard had a total of $59 million of investments in, advances to and notes receivable from all of its affiliates in the DRC, which represents the single largest foreign country risk exposure for Seaboard’s equity method investments. One of the other affiliates in the DRC, to which Seaboard sells wheat, is the only supplier of flour to this bakery.

In September 2013, Seaboard invested $17 million in a flour production business in Brazil for a 50% noncontrolling equity interest and provided a $13 million long-term loan to this business. Half of the interest on this long-term note receivable from affiliate is to be paid currently in cash and the other half accrues as pay-in-kind interest. This note receivable matures in September 2020, but can be repaid after one year with Seaboard having the option to convert the note receivable to equity after one year, and the other equity holders having the option to match such conversion with a purchase of new shares to avoid dilution. In addition, at the time of Seaboard’s initial investment in this business, plans included potential future equal additional investments by the owners to improve existing operations and expand operations to improve long-term operating results. In 2015, Seaboard’s share of additional investment and advances totaled $28 million. This business, which has received additional third-party loans during 2015, incurred significant operating losses in 2015 and 2014. Seaboard recorded total losses from affiliate of $60 million and $8 million related to this investment in 2015 and 2014, respectively. Based on current discussions with the business’ other 50% shareholder and the executive management of the business, the extent of the losses and revised financial forecast of the business and the Brazilian economy, the halting of the construction plans for a new plant and the amount of existing third-party debt, Seaboard reserved $22 million for the year ended December 31, 2015, related to its advances and long-term note receivable. These charges were recorded as a reduction to income from affiliates in the Condensed Consolidated Statements of Comprehensive Income and were used to reduce Seaboard's investment in the business, advances and long-term note receivable to zero as of December 31, 2015. As of December 31, 2014, the recorded balance of this note receivable from affiliate was $14 million and Seaboard's equity investment and advances in this business was $12 million. Seaboard also had a gross trade receivable due from affiliate related to this business resulting from sales of grain and supplies of $17 million and $14 million as of December 31, 2015 and December 31, 2014, respectively. Seaboard recorded a reserve of $9 million related to the trade receivable during 2015 based on an analysis of collectability and working capital. Seaboard has begun the legal process, as allowed per the Shareholders Agreement, to convert its debt to equity that, if successful, would allow Seaboard to obtain control of the business during 2016 at which time the entity would become consolidated. However, there is no certainty that Seaboard will successfully be able to obtain control. Included in the Commodity Trading and Milling Segment table below is Seaboard’s Brazil affiliate’s summarized financial information, which includes: net sales of $53 million and $114 million for 2015 and 2014, respectively, net loss of $69 million and $16 million for 2015 and 2014, respectively, total assets of $52 million and $101 million as of December 31, 2015 and 2014, respectively, and third-party debt of $16 million and $15 million, as of December 31, 2015 and 2014, respectively. This business is recorded on a three-month lag.

During the fourth quarter of 2015, Seaboard contributed $13 million in cash,  a small amount of other assets,  certain employees and rights to sell certain agricultural commodities that Seaboard had previously sold through its subsidiary, PS International, LLC, for a 40% noncontrolling interest in a commodity trading business in Atlanta, Georgia.

2015 Annual Report   39

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Also in 2015, Seaboard invested $10 million in an oilseed crushing business in the Republic of Turkey for a 25% noncontrolling interest, $8 million in a flour milling business in Botswana for a 49% noncontrolling interest, and $10 million for a 45% noncontrolling interest in a commodity trading and flour milling business in Uruguay.

During the second quarter of 2015, Seaboard invested an additional $10 million in a business operating a 300 megawatt electricity generating facility in the Dominican Republic and changed its method of accounting from a cost method investment at Corporate to an equity method investment in the Power segment. As a result, Seaboard reclassified the $6 million initial investment from Corporate to the Power segment along with $6 million of Seaboard’s interest in this business’ reported net income since the date of its initial investment, which is reflected as an adjustment to retained earnings as of January 1, 2013. See Note 12 for more information.

In September 2014, Seaboard invested $17 million in a cargo terminal business in Jamaica for a 21% noncontrolling interest. This investment is accounted for in the Marine segment using the equity method reported on a three-month lag basis. Seaboard’s first proportionate share of earnings was recognized in the first quarter of 2015.

In September 2013, Seaboard invested $7 million in a flour milling business located in South Africa for a 49% noncontrolling interest. In July 2013, Seaboard acquired a 50% noncontrolling interest in a flour milling business located in Gambia by making a total investment in and advances to this affiliate of $9 million during 2013.

Combined condensed financial information of the noncontrolled, non-consolidated affiliates for their fiscal periods ended within each of Seaboard’s years ended were as follows:

Pork Segment	December 31,
(Millions of dollars)	2015	2014	2013
Net sales	$295	71	—
Net income	$22	7	—
Total assets	$247	175	—
Total liabilities	$17	15	—
Total equity	$230	160	—

Commodity Trading and Milling Segment	December 31,
(Millions of dollars)	2015	2014	2013
Net sales	$2,321	2,223	1,908
Net income (loss)	$(52)	(20)	8
Total assets	$1,265	1,132	1,039
Total liabilities	$809	732	615
Total equity	$456	400	424

Marine Segment	December 31,
(Millions of dollars)	2015	2014	2013
Net sales	$38	—	—
Net income	$11	—	—
Total assets	$148	119	—
Total liabilities	$30	36	—
Total equity	$118	83	—

Sugar Segment	December 31,
(Millions of dollars)	2015	2014	2013
Net sales	$9	9	12
Net income	$2	2	1
Total assets	$9	8	9
Total liabilities	$2	2	3
Total equity	$7	6	6

40 2015 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Power Segment	December 31,
(Millions of dollars)	2015	2014	2013
Net sales	$141	50	135
Net income	$12	9	34
Total assets	$327	328	332
Total liabilities	$219	230	243
Total equity	$108	98	89

Turkey Segment	December 31,
(Millions of dollars)	2015	2014	2013
Net sales	$1,902	1,833	1,730
Net income (loss)	$195	104	(20)
Total assets	$1,087	1,021	907
Total liabilities	$541	547	505
Total equity	$546	474	402

At December 31, 2015,  Seaboard’s carrying value of certain of these investments in affiliates was more than its share of the affiliate’s book value by $30 million in the Commodity Trading and Milling segment. The excess is attributable primarily to the valuation of property, plant and equipment and intangible assets. The amortizable assets are being amortized to income (loss) from affiliates over the remaining life of the assets.

Note 5

Net Property, Plant and Equipment

The following table is a summary of property, plant and equipment at the end of each year:

	Useful				December 31,
(Millions of dollars)	Lives				2015	2014
Land and improvements	3	-	15	years	$185	$185
Buildings and improvements			30	years	405	389
Machinery and equipment	3	-	20	years	1,025	1,001
Vessels and vehicles	3	-	18	years	150	160
Office furniture and fixtures			5	years	27	26
Construction in progress					38	26
					1,830	1,787
Accumulated depreciation and amortization					(999)	(940)
Net property, plant and equipment					$831	$847

Note 6

Income Taxes

Income taxes attributable to continuing operations for the years ended December 31, 2015, 2014 and 2013 differed from the amounts computed by applying the statutory U.S. Federal income tax rate of 35% to earnings before income taxes excluding noncontrolling interests for the following reasons:

	Years ended December 31,
(Millions of dollars)	2015	2014	2013
Computed “expected” tax expense excluding noncontrolling interests	$84	$187	$83
Adjustments to tax expense attributable to:
Foreign tax differences	22	4	2
Tax-exempt income	(11)	(9)	(33)
State income taxes, net of federal benefit	1	10	3
Federal tax credits	(16)	(12)	(21)
Domestic manufacturing deduction	(8)	(11)	(2)
Other	(3)	(1)	—
Total income tax expense	$69	$168	$32

2015 Annual Report   41

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Certain of Seaboard's foreign operations are subject to no income tax or a tax rate, which is considerably lower than the U.S. corporate tax rate. Fluctuation of earnings or losses incurred from certain foreign operations conducting business in these jurisdictions can impact the mix of taxable earnings for each fiscal year. The treatment of biodiesel production credits as tax-exempt income was clarified by the U.S. Internal Revenue Service (“IRS”) in 2013 for 2013 and prior years and thus the amount of benefit recognized in 2013 above includes $17 million for related refund claims for prior years not previously treated as tax-exempt.

Earnings before income taxes consisted of the following:

	Years ended December 31,
(Millions of dollars)	2015	2014	2013
United States	$196	$472	$164
Foreign	44	63	80
Total earnings excluding noncontrolling interests	240	535	244
Less: net income attributable to noncontrolling interests	(1)	(1)	(2)
Total earnings before income taxes	$241	$536	$246

The components of total income taxes were as follows:

	Years ended December 31,
(Millions of dollars)	2015	2014	2013
Current:
Federal	$52	$111	$(34)
Foreign	20	20	28
State and local	6	12	3
Deferred:
Federal	(14)	20	25
Foreign	8	1	5
State and local	(3)	4	5
Income tax expense	69	168	32
Unrealized changes in other comprehensive income	—	(27)	10
Total income taxes	$69	$141	$42

As of December 31, 2015 and 2014, Seaboard had income taxes receivable of $33 million and $49 million, respectively, primarily related to domestic tax jurisdictions, and had income taxes payable of $4 million and $5 million, respectively, primarily related to foreign tax jurisdictions.

Components of the net deferred income tax liability at the end of each year were as follows:

	December 31,
(Millions of dollars)	2015	2014
Deferred income tax liabilities:
Depreciation	$112	$107
Domestic partnerships	53	49
LIFO	11	42
Cash basis farming adjustment	9	10
Other	9	4
	$194	$212
Deferred income tax assets:
Reserves/accruals	$103	$111
Deferred earnings of foreign subsidiaries	36	35
Net operating and capital loss carry-forwards	10	19
Tax credit carry-forwards	14	15
Other	9	3
	172	183
Valuation allowance	19	21
Net deferred income tax liability	$41	$50

42 2015 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Seaboard recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. For the years ended December 31, 2015, 2014 and 2013, such interest and penalties were not material. The Company had approximately $4 million and $3 million accrued for the payment of interest and penalties on uncertain tax positions at December 31, 2015 and 2014, respectively.

As of December 31, 2015 and 2014, Seaboard had $7 million and $7 million, respectively, in total unrecognized tax benefits all of which, if recognized, would affect the effective tax rate. Seaboard does not have any material uncertain tax positions in which it is reasonably possible that the total amounts of the unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. The following table is a reconciliation of the beginning and ending amount of unrecognized tax benefits:

(Millions of dollars)	2015	2014
Beginning balance at January 1	$7	$7
Additions for uncertain tax positions of prior years	1	—
Decreases for uncertain tax positions of prior years	(2)	—
Additions for uncertain tax positions of current year	1	—
Ending balance at December 31	$7	$7

Seaboard’s tax returns are regularly audited by federal, state and foreign tax authorities, which may result in material adjustments. Seaboard’s U.S. federal income tax years are closed through 2011. The jurisdictions that most significantly impact Seaboard’s effective tax rate are the U.S., Dominican Republic and Argentina.

As of December 31, 2015, Seaboard had not provided for U.S. Federal income and foreign withholding taxes on $977 million of undistributed earnings from foreign operations, as Seaboard intends to reinvest such earnings indefinitely outside of the U.S. Determination of the tax that might be paid on these undistributed earnings if eventually remitted is not practical. If Seaboard decided at a later date to repatriate these earnings to the U.S., Seaboard would be required to provide for the net tax effects on these amounts.

Management believes Seaboard’s future taxable income will be sufficient for full realization of the net deferred tax assets. The valuation allowance relates to the tax benefits from foreign net operating losses. Management does not believe these benefits are more likely than not to be realized due to limitations imposed on the deduction of these losses. At December 31, 2015, Seaboard had foreign net operating loss carry-forwards of approximately $22 million, a portion of which expire in varying amounts between 2016 and 2035, while others have indefinite expiration periods. At December 31, 2015, Seaboard had state tax credit carry-forwards of approximately $21 million, net of valuation allowance, all of which carry-forward indefinitely.

Seaboard has certain investments in various limited partnerships as a limited partner that are expected to enable Seaboard to obtain certain low income housing tax credits over a period of approximately ten years. Seaboard uses the proportional amortization method of accounting for all of its qualified affordable housing project investments by amortizing the initial cost of the investment in proportion to the income tax credits received and recognizing the net investment performance in the Consolidated Statements of Comprehensive Income as a component of income tax expense. The amounts of affordable housing tax credits and other tax benefits and related amortization expense recognized as components of income tax expense were not material for the years ended December 31, 2015, 2014 and 2013.  The balance of these investments recognized on the Consolidated Balance Sheets as of December 31, 2015 and 2014 was $10 million and $12 million, respectively.

In February 2015, Seaboard committed to invest in a limited liability company that will operate a refined coal processing plant in Oklahoma. Production of refined coal generates federal income tax credits. Seaboard contributed $9 million during 2015. Seaboard’s funding commitment for this company can vary depending on production and, based on current production estimates, is anticipated to be between $4 million and $9 million per year until 2021, for a total estimate of approximately $53 million.

On December 18, 2015, the Protecting Americans from Tax Hikes Act of 2015 (the “2015 Tax Act”) was signed into law. The 2015 Tax Act reinstated and made permanent certain expired corporate income tax provisions that impact current and deferred taxes for financial reporting purposes. The annual effects of the provisions in the new law on current and deferred tax assets and liabilities for Seaboard were recorded in the fourth quarter of 2015. The impact was a tax benefit of $13 million, or $10.92 per common share, primarily related to certain income tax credits. In addition to

2015 Annual Report   43

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

this amount was a credit of $17 million, or $14.88 per common share, for the 2015 Federal blender’s credits (extended by the 2015 Tax Act through December 31, 2016) that was recognized as revenues in the fourth quarter of 2015. There was no tax expense on these transactions. See Note 12 for further discussion of this Federal blender’s credit.

On December 19, 2014, the Tax Increase Prevention Act of 2014 (the “2014 Tax Act”) was signed into law. The 2014 Tax Act extended many expired corporate income tax provisions through December 31, 2014, which impacted current and deferred income taxes for financial reporting purposes. The total annual effects of the provisions in the new law on current and deferred taxes assets and liabilities for Seaboard were recorded in the fourth quarter of 2014. The impact was a tax benefit of $11 million, or $9.68 per common share, recorded primarily related to certain income tax credits. In addition to this amount was a credit of $15 million for the Federal blender’s credits for 2014 that was recognized as revenues in the fourth quarter of 2014. See Note 12 for further discussion of this Federal blender’s credit. Since the 2014 Tax Act only extended these tax provisions, including the Federal blender’s credits, through December 31, 2014, future legislation would be required to extend these expired tax provisions.

On January 2, 2013, the American Taxpayer Relief Act of 2012 (the “Tax Act”) was signed into law. The Tax Act extended many expired corporate income tax provisions that impact current and deferred taxes for financial reporting purposes. In accordance with GAAP, the determination of current and deferred taxes is based on the provisions of the enacted law as of the balance sheet date; the effects of future changes in tax law are not anticipated. The effects of changes in tax laws, including retroactive changes, are recognized in the financial statements in the period that the changes are enacted. Accordingly, as the Tax Act was signed into law in 2013, the effects of the retroactive provisions in the new law on current and deferred tax assets and liabilities for Seaboard were recorded in the first quarter of 2013. The total impact was a one-time tax benefit of $8 million recorded in the first quarter of 2013 related to certain 2012 income tax credits. In addition to this amount was a credit of approximately $11 million for the 2012 Federal blender’s credits that was recognized as revenues in the first quarter of 2013. See Note 12 for further discussion of this Federal blender’s credit.

Note 7

Notes Payable and Long-Term Debt

Notes payable of $141 million and $76 million at  December 31, 2015 and 2014, respectively, consisted of obligations due to banks on demand or based on Seaboard’s ability and intent to repay within one year. All of the notes payable outstanding at December 31, 2015 related to foreign subsidiaries, with $61 million denominated in South African rand and $33 million denominated in Argentine pesos. The weighted average interest rate for outstanding notes payable was 11.74% and 14.34% at December 31, 2015 and 2014, respectively.

As of December 31, 2015, Seaboard had uncommitted bank lines totaling $298 million, of which $248 million of the uncommitted lines relate to foreign subsidiaries. Seaboard’s borrowing capacity was reduced by $141 million outstanding under the uncommitted lines and $3 million of letters of credit. The notes payable to banks under the credit lines are unsecured and do not require compensating balances. Facility fees on these agreements are not material. Seaboard has no committed lines of credit as of December 31, 2015. Seaboard cancelled its $200 million long-term committed credit facility effective October 28, 2015. Also, a $50 million committed line related to a foreign subsidiary for the Commodity Trading and Milling segment expired on October 23, 2015.

The following table is a summary of long-term debt at the end of each year:

	December 31,
(Millions of dollars)	2015	2014
Term Loan due 2022	$500	$—
Foreign subsidiary obligations due 2020 through 2023	23	—
Total long-term debt at face value	523	—
Current maturities of long-term debt and unamortized discount	(5)	—
Long-term debt, less current maturities and unamortized discount	$518	$—

Seaboard entered into a Term Loan Credit Agreement dated December 4, 2015 (“Credit Agreement”) with CoBank, ACB; Farm Credit Services of America, PCA; and the lenders party thereto pursuant to which Seaboard Foods obtained a $500 million unsecured term loan (“Term Loan”). Seaboard received proceeds of $499 million, net of a $1 million discount, which will be amortized to interest expense using the effective interest method. Seaboard has guaranteed all

44 2015 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

obligations of Seaboard Foods under the Term Loan. The Term Loan provides for quarterly payments of the principal balance pursuant to the amortization schedule included in the Credit Agreement, with the balance due on the maturity date, December 4, 2022. The Term Loan bears interest at fluctuating rates based on various margins over a Base Rate (defined as the highest of (a) the Prime Rate, (b) the Federal Funds Effective Rate plus 0.50% per annum, or (c) the Adjusted LIBOR Rate for an Interest Period of one month on such day plus 1.00% per annum) or LIBOR, at the option of Seaboard Foods. The interest rate was 1.90% at December 31, 2015.

The Term Loan requires, among other terms, the maintenance of certain ratios involving a maximum debt to capitalization ratio, which shall not exceed 50% at the end of any fiscal quarter, and minimum tangible net worth, as defined, of not less $2 billion plus 25% of cumulative consolidated net income beginning with the quarter ended December 31, 2015. The Term Loan also includes restrictions of certain subsidiaries to grant liens on assets, incur indebtedness over 15% of consolidated tangible net worth, make certain acquisitions, investments and asset dispositions in excess of specified amounts, and limits aggregate dividend payments to $25 million per year under certain circumstances. Seaboard is in compliance with all restrictive debt covenants relating to these agreements as of December 31, 2015.

In 2015, Seaboard’s Argentine subsidiary obtained long-term debt financing, comprised of five loans denominated in Argentine pesos. The maturities range from May 2020 to May 2023, with principal payments due at least quarterly. Interest, payable monthly, is fixed for the first twelve months at rates ranging from 15.00% to 32.00%, then thereafter determined by the average interest rate paid by retail banks on 30-day fixed-deposits over $1 million. The weighted average interest rate was 30.23% at December 31, 2015. All of the foreign subsidiary debt is guaranteed by Seaboard, except $3 million is secured by property, plant and equipment.

The aggregate minimum principal payments required on long-term debt at December 31, 2015 are as follows: $4 million in 2016, $17 million in 2017, $21 million in 2018, $34 million in 2019, $43 million in 2020 and $404 million thereafter.

In July 2014, Seaboard provided notice of optional prepayment to its lenders related to a credit agreement with an original maturity of 2021. The total principal payment of $86 million was made on August 29, 2014. In addition, Seaboard was required to pay an approximately $4 million fee for early payment of this long-term debt that was charged to interest expense in the third quarter of 2014. In November 2013, Seaboard provided notice of call for early redemption to holders of certain IDRBs effective December 20, 2013 and paid $18 million in the fourth quarter of 2013. In April 2013, Seaboard provided notice of call for early redemption to holders of certain IDRBs effective May 13, 2013 and paid $11 million in the second quarter of 2013. In December 2012, Seaboard provided notice of call for early redemption to holders of certain IDRBs effective January 14, 2013 and paid $13 million in the first quarter of 2013.

Note 8

Derivatives and Fair Value of Financial Instruments

GAAP discusses several valuation techniques, such as the market approach (prices and other relevant information generated by market conditions involving identical or comparable assets or liabilities), the income approach (techniques to convert future amounts to single present amounts based on market expectations including present value techniques and option pricing) and the cost approach (amount that would be required to replace the service capacity of an asset, which is often referred to as replacement cost). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as described below:

Level 1: Quoted Prices in Active Markets for Identical Assets - Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2: Significant Other Observable Inputs - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Significant Unobservable Inputs - Unobservable inputs that reflect the reporting entity’s own assumptions.

2015 Annual Report   45

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The following tables show assets and liabilities measured at fair value (derivatives exclude margin accounts) on a recurring basis as of December 31, 2015 and 2014, respectively, and also the level within the fair value hierarchy used to measure each category of assets. Seaboard uses the end of the reporting period to determine if there were any transfers between levels. There were no transfers between levels that occurred in 2015 and 2014.

	Balance
	December 31,
(Millions of dollars)	2015	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities short-term investments:
Money market funds	$81	$81	$—	$—
Trading securities – short term investments:
Domestic equity securities	466	466	—	—
Domestic debt securities	450	450	—	—
Foreign equity securities	120	120	—	—
High yield debt securities	104	—	104	—
Money market funds held in trading accounts	22	22	—	—
Collateralized loan obligation	10	—	10	—
Other trading securities	1	—	1	—
Trading securities – other current assets:
Domestic equity securities	31	31	—	—
Foreign equity securities	5	5	—	—
Fixed income mutual funds	4	4	—	—
Other	3	2	1	—
Derivatives
Commodities (1)	4	4	—	—
Foreign currencies	8	—	8	—
Total Assets	$1,309	$1,185	$124	$—
Liabilities:
Derivatives:
Commodities (1)	$18	$18	$—	$—
Interest rate swaps	6	—	6	—
Total Liabilities	$24	$18	$6	$—

(1)  Seaboard’s commodity derivative assets and liabilities are presented in the Consolidated Balance Sheets on a net basis, including netting the derivatives with the related margin accounts. As of December 31, 2015, the commodity derivatives had a margin account balance of $29 million resulting in a net other current asset on the Consolidated Balance Sheet of $15 million.

46 2015 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

	Balance
	December 31,
(Millions of dollars)	2014	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities – short-term investments:
Money market funds	$142	$142	$—	$—
Corporate bonds	11	—	11	—
U.S. Government agency securities	10	—	10	—
Other available-for-sale securities	4	—	4	—
Trading securities – short term investments:
High yield debt securities	182	—	182	—
Domestic equity securities	115	115	—	—
Money market funds held in trading accounts	21	21	—	—
Domestic debt securities	5	3	2	—
Other trading securities	1	—	1	—
Trading securities – other current assets:
Domestic equity securities	34	34	—	—
Foreign equity securities	7	7	—	—
Fixed income mutual funds	5	5	—	—
Other	2	2	—	—
Derivatives
Commodities (1)	6	6	—	—
Foreign currencies	1	—	1	—
Total Assets	$546	$335	$211	$—
Liabilities:
Derivatives:
Commodities (1)	$2	$2	$—	$—
Interest rate swaps	8	—	8	—
Total Liabilities	$10	$2	$8	$—

(1)  Seaboard’s commodity derivative assets and liabilities are presented in the Consolidated Balance Sheets on a net basis, including netting the derivatives with the related margin accounts. As of December 31, 2014, the commodity derivatives had a margin account balance of $4 million resulting in a net other current asset on the Consolidated Balance Sheet of $9 million and a net other current liability of $1 million.

Financial instruments consisting of cash and cash equivalents, net receivables, notes payable and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of the instruments. The fair value of long-term debt is estimated by comparing interest rates for debt with similar terms and maturities. If Seaboard’s debt was measured at fair value on its Consolidated Balance Sheets, it would have been classified as level 2 in the fair value hierarchy. As Seaboard’s debt was issued during the latter part of the year and is variable-rate, carrying amount approximates fair value. The amortized cost and estimated fair values of investments and long-term debt at December 31, 2015 and 2014, are presented below:

December 31,	2015		2014
(Millions of dollars)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Short-term investments, available-for-sale	$81	$81	$167	$167
Short-term investments, trading debt securities	1,188	1,173	330	324
Long-term debt	522	522	—	—

While management believes its derivatives are primarily economic hedges of its firm purchase and sales contracts or anticipated sales contracts, Seaboard does not perform the extensive record-keeping required to account for these types of transactions as hedges for accounting purposes.

2015 Annual Report   47

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Commodity Instruments

Seaboard uses various derivative futures and options to manage its risk to price fluctuations for raw materials and other inventories, finished product sales and firm sales commitments. Seaboard also enters into speculative derivative transactions not directly related to its raw material requirements. The nature of Seaboard’s market risk exposure has not changed materially since December 31, 2014. Commodity derivatives are recorded at fair value, with any changes in fair value being marked-to-market as a component of cost of sales on the Consolidated Statements of Comprehensive Income. Since these derivatives are not accounted for as hedges, fluctuations in the related commodity prices could have a material impact on earnings in any given period.

At December 31, 2015, Seaboard had open net derivative contracts to purchase 25 million pounds of hogs, 22 million bushels of grain, 3 million pounds of sugar, and open net derivative contracts to sell 8 million pounds of soybean oil. At December 31, 2014, Seaboard had open net derivative contracts to purchase  20 million pounds of hogs,  20 million pounds of soybean oil,  16 million pounds of sugar, 11 million bushels of grain, and open net derivative contracts to sell 4 million gallons of heating oil. For the years ended December 31, 2015, 2014 and 2013, Seaboard recognized net realized and unrealized gains (losses) of $(45) million, $18 million and $(17) million, respectively, related to commodity contracts, primarily included in cost of sales on the Consolidated Statements of Comprehensive Income.

Foreign Currency Exchange Agreements

Seaboard enters into foreign currency exchange agreements to manage the foreign currency exchange rate risk with respect to certain transactions denominated in foreign currencies. Foreign currency exchange agreements that primarily relate to an underlying commodity transaction are recorded at fair value with changes in value marked-to-market as a component of cost of sales on the Consolidated Statements of Comprehensive Income. Foreign currency exchange agreements that are not related to an underlying commodity transaction are recorded at fair value with changes in value marked-to-market as a component of foreign currency gains (losses), net on the Consolidated Statements of Comprehensive Income. Since these agreements are not accounted for as hedges, fluctuations in the related foreign currency exchange rates could have a material impact on earnings in any given year. At December 31, 2015 and 2014, Seaboard had foreign currency exchange agreements to cover its firm sales and purchase commitments and related trade receivables and payables, with notional amounts of $94 million and $144 million, respectively, primarily related to the South African rand.

Interest Rate Exchange Agreements

During 2014, Seaboard initially put into place four, approximately eight-year interest rate exchange agreements with mandatory early termination dates in the second half of 2014 and early 2015 for one of the agreements. During 2014 and 2015 these agreements were terminated and replaced, each with a mandatory early termination date, which coincided with the revised anticipated delivery dates in 2015 and 2016 of dry bulk vessels to be leased, and have similar terms as the original agreements terminated. The interest rate exchange agreements involve the exchange of fixed-rate and variable-rate interest payments without the exchange of the underlying notional amounts to mitigate the potential effects of fluctuations in interest rates on the anticipated dry bulk vessel leases. Seaboard pays a fixed rate and receives a variable rate of interest on the notional amounts of $22 million each. In 2015, two agreements were terminated and not renewed with the delivery of two bulk vessels. Payments made by Seaboard to unwind these agreements were not material.

During 2010, Seaboard entered into three ten-year interest rate exchange agreements, which involve the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to mitigate the effects of fluctuations in interest rates on variable-rate debt. Seaboard pays a fixed rate and receives a variable rate of interest on the notional amounts of $25 million each.

These interest rate exchange agreements do not qualify as hedges for accounting purposes. Accordingly, the changes in fair value of these agreements are recorded in miscellaneous, net in the Consolidated Statements of Comprehensive Income. At December 31, 2015 and 2014,  Seaboard had five and seven agreements outstanding, respectively, with a total notional value of $119 million and $163 million, respectively.

48 2015 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The following table provides the amount of gain (loss) recognized for each type of derivative and where it was recognized in the Consolidated Statements of Comprehensive Income for the year ended December 31, 2015 and 2014:

(Millions of dollars)		2015	2014
Commodities	Cost of sales	$(45)	$18
Foreign currencies	Cost of sales	16	4
Foreign currencies	Foreign currency	2	4
Interest rate	Miscellaneous, net	(4)	(8)

The following table provides the fair value of each type of derivative held as of December 31, 2015 and 2014 and where each derivative is included on the Consolidated Balance Sheets:

		Asset Derivatives			Liability Derivatives
		December 31,	December 31,		December 31,	December 31,
(Millions of dollars)		2015	2014		2015	2014
Commodities(1)	Other current assets	$4	$6	Other current liabilities	$18	$2
Foreign currencies	Other current assets	8	1	Other current liabilities	—	—
Interest rate	Other current assets	—	—	Other current liabilities	6	8

(1)  Seaboard’s commodity derivative assets and liabilities are presented in the Consolidated Balance Sheets on a net basis, including netting the derivatives with the related margin accounts. As of December 31, 2015 and 2014, the commodity derivatives had a margin account balance of $29 million and $4 million, respectively, resulting in a net other current asset on the Consolidated Balance Sheets of $15 million and $9 million, respectively, and a net other current liability of $0 million and $1 million as of December 31, 2015 and 2014.

Counterparty Credit Risk

From time to time Seaboard is subject to counterparty credit risk related to its foreign currency exchange agreements and interest rate swaps should the counterparties fail to perform according to the terms of the contracts. As of December 31, 2015, Seaboard had $8 million of credit risk to seven counterparties related to its foreign currency exchange agreements and no credit risk related to its interest rate swaps. Seaboard does not hold any collateral related to these agreements.

Note 9

Employee Benefits

Seaboard maintains two defined benefit pension plans (the  “Plans”) for its domestic salaried and clerical employees. The Plans generally provide eligibility for participation after one year of service upon attaining the age of 21. Effective January 1, 2014, newly hired employees do not qualify for participation. Benefits are generally based upon the number of years of service and a percentage of final average pay.

Seaboard has historically based pension contributions on minimum funding standards to avoid the Pension Benefit Guaranty Corporation (“PBGC”) variable rate premiums established by the Employee Retirement Income Security Act (“ERISA”) of 1974. During the third quarter of 2013, Seaboard completed future funding analyses for these plans and in September 2013 made a deductible contribution of $10 million for the 2012 plan year, principally to avoid future PBGC variable rate premiums established pursuant to the ERISA. Management did not make any contributions in 2015 and 2014 and currently does not plan on making any contributions to the Plans in 2016.

Seaboard has separate investment policies for each plan. The difference in target allocation percentages are based on one plan having more current retirees and thus a more conservative portfolio versus the other plan, which can assume greater risk as it will have a longer investment time horizon. In July 2013, Seaboard modified its investment policy for each plan by decreasing the percentage of fixed income investments of the total for its allocation targets and actual investment composition within each plan. Assets are invested in the Plans to achieve a diversified target allocation of approximately 40%-50% in domestic equities, 20%-25% in international equities, 10%-25% in fixed income securities and 10%-15% in alternative investments. The investment strategy provides investment managers’ discretion, and is periodically reviewed by management for adherence to policy and performance against benchmarks.

As described in Note 8 to the Consolidated Financial Statements, GAAP utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following tables show the Plans’

2015 Annual Report   49

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

assets measured at estimated fair value as of December 31, 2015 and 2014, respectively, and also the level within the fair value hierarchy used to measure each category of assets:

	Balance
	December 31,
(Millions of dollars)	2015	Level 1	Level 2	Level 3
Assets:
Domestic equity securities	$64	$64	$—	$—
Foreign equity securities	27	27	—	—
Real estate mutual fund	8	8	—	—
Fixed income mutual funds	5	5	—	—
Commodity mutual funds	2	2	—	—
Money market funds	2	2	—	—
International fixed income mutual funds	1	1	—	—
Other	5	—	5	—
Total Assets	$114	$109	$5	$—

	Balance
	December 31,
(Millions of dollars)	2014	Level 1	Level 2	Level 3
Assets:
Domestic equity securities	$67	$67	$—	$—
Foreign equity securities	28	28	—	—
Real estate mutual fund	9	9	—	—
Fixed income mutual funds	4	4	—	—
Commodity mutual funds	4	4	—	—
International fixed income mutual funds	3	3	—	—
Money market funds	2	2	—	—
Other	5	—	5	—
Total Assets	$122	$117	$5	$—

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

Assumptions used in determining pension information for all of the above plans were:

	Years ended December 31,
	2015			2014			2013
Weighted-average assumptions
Discount rate used to determine obligations	3.20	-	4.80%	3.15	-	4.40%	3.55	-	5.20%
Discount rate used to determine net periodic benefit cost	2.70	-	4.40%	3.55	-	5.20%	2.50	-	4.15%
Expected return on plan assets	6.75	-	7.50%	7.00	-	8.00%	6.50	-	7.25%
Long-term rate of increase in compensation levels			4.00%			4.00%			4.00%

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

50 2015 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The changes in the plans’ benefit obligations and fair value of assets for the Plans, supplemental executive plans and retirement agreements and the funded status were as follows:

	December 31,
(Millions of dollars)	2015	2014
Reconciliation of benefit obligation:
Benefit obligation at beginning of year	$257	$203
Service cost	10	8
Interest cost	10	10
Actuarial losses (gains)	(18)	44
Benefits paid	(8)	(7)
Other	(2)	(1)
Benefit obligation at end of year	$249	$257
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of year	$122	$120
Actual return on plan assets	(4)	7
Employer contributions	4	3
Benefits paid	(8)	(7)
Other	—	(1)
Fair value of plan assets at end of year	$114	$122
Funded status	$(135)	$(135)

The net funded status of the Plans was  $(50) million and  $(48) million at December 31, 2015 and 2014, respectively. The benefit obligation decreased primarily due to an increase in discount rates for all plans. The accumulated benefit obligation for the Plans was $143 million and $144 million and for all the other plans was $73 million and $73 million at  December 31, 2015 and 2014, respectively. Expected future net benefit payments for all plans during each of the next five years and in aggregate for the five year period beginning with the sixth year are as follows: $12 million, $12 million, $14 million, $13 million, $15 million and $85 million, respectively.

In late April 2013, Mr. Joseph E. Rodrigues, Seaboard’s board member and retired former Executive Vice President and Treasurer of Seaboard Corporation, passed away. During retirement, Mr. Rodrigues received retirement payments under an individual, non-qualified, unfunded supplemental retirement agreement. Upon his death, this agreement terminated which eliminated the remaining accrued pension liability. This resulted in a one-time agreement termination gain of $3 million, or $2 million net of tax, which was recognized in net earnings in addition to a gain of $2 million, or $1 million net of tax, from the elimination of unrecognized pension cost in other comprehensive income in 2013.

The net periodic cost of benefits of these plans was as follows:

	Years ended December 31,
(Millions of dollars)	2015	2014	2013
Components of net periodic benefit cost:
Service cost	$10	$8	$9
Interest cost	10	10	8
Expected return on plan assets	(8)	(9)	(6)
Amortization and other	5	2	6
Agreement termination gain	(1)	—	(3)
Net periodic benefit cost	$16	$11	$14

The amounts not reflected in net periodic benefit cost and included in accumulated other comprehensive loss (“AOCL”) before taxes at December 31, 2015 and 2014 are $72 million and $86 million, respectively. Such amounts primarily represent accumulated losses, net of gain. The amounts in AOCL expected to be recognized as components of net periodic benefit cost in 2016 are $4 million.

Seaboard participates in a multi-employer pension fund, the United Food and Commercial Workers International Union-Industry Pension Fund, which covers certain union employees under a collective bargaining agreement. This fund’s employer identification number is 51-6055922, and this plan’s number is 001. For the plan year beginning July 1, 2015,

2015 Annual Report   51

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

this plan’s “zone status” is green and is not subject to a funding improvement plan. Seaboard is required to make contributions to this plan in amounts established under the collective bargaining agreement that expires in July 2019. Contribution expense for this plan was $1 million, $1 million and $1 million for the years ended December 31, 2015, 2014 and 2013, respectively, which represents less than five percent of total contributions to this plan. The applicable portion of the total plan benefits and net assets of this plan is not separately identifiable, although Seaboard has received notice that, under certain circumstances, it could be liable for unfunded vested benefits or other expenses of this jointly administered union plan. Seaboard has not established any liabilities for potential future withdrawal, as such withdrawal from this plan is not probable.

Seaboard maintains a defined contribution plan covering most of its domestic salaried and clerical employees. In 2015,  2014 and 2013, Seaboard contributed to this plan an amount equal to 50% of the first 6% of each employee’s contributions to the plan. Employee vesting is based upon years of service, with 20% vested after one year of service and an additional 20% vesting with each additional complete year of service. Contribution expense for this plan was $2 million, $2 million and $2 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Seaboard has a deferred compensation plan which allows certain employees to reduce their compensation in exchange for values in various investments. Seaboard also has an Investment Option Plan which allowed certain employees to reduce their compensation in exchange for an option to acquire interests measured by reference to three investments. However, as a result of U.S. tax legislation passed in 2004, reductions to compensation earned after 2004 are no longer allowed under the Investment Option Plan. The exercise price for each investment option was established based upon the fair market value of the underlying investment on the date of grant. Under both plans, Seaboard contributes 3% of the employees’ reduced compensation. Seaboard’s expense for these two deferred compensation plans, which primarily includes amounts related to the change in fair value of the underlying investment accounts, was $3 million and $6 million for the years ended December 31, 2014 and 2013, respectively. The change in fair value of these investment accounts was not material for 2015. Included in other liabilities at December 31, 2015 and 2014 are $38 million and $43 million, respectively, representing the market value of the payable to the employees upon distribution or exercise for each plan. In conjunction with these plans, Seaboard purchased the specified number of units of the employee-designated investment, plus the applicable option price for the Investment Option Plan. These investments are treated as trading securities and are stated at their fair market values. Accordingly, as of December 31, 2015 and 2014,  $43 million and $48 million, respectively, were included in other current assets on the Consolidated Balance Sheets. Investment income related to the mark-to-market of these investments for 2014 and 2013 totaled  $3 million and $6 million, respectively. The change in fair value of these investment accounts was not material for 2015.

Note 10

Commitments and Contingencies

On April 29, 2015, Seaboard received from the Department of Justice, Asset Forfeiture and Money Laundering Section (“AFMLS”), a Grand Jury subpoena issued by the U.S. District Court for the District of Columbia (the “DC District Court”) requesting records related to 37 specified foreign companies and five individuals. Seaboard has previously produced documents responsive to Grand Jury subpoenas dated September 18, 2014 and October 17, 2014. The subpoena issued September 18, 2014 requested records related to nine entities and one individual, and the subpoena issued October 17, 2014 requested records with respect to eight additional entities and one additional individual. Two additional subpoenas, each dated July 2, 2015 were received by Seaboard requesting records related to a certain customer. The companies and individuals as to which the requested records relate to are not affiliated with Seaboard. The AFMLS attorney conducting the investigation has advised Seaboard that it is not a target of the investigation. Seaboard has retained outside counsel and is cooperating with the government’s investigation. It is impossible at this stage either to determine the probability of a favorable or unfavorable outcome or to estimate the amount of potential loss, if any, resulting from the government’s inquiry.

On September 19, 2012, the U.S. Immigration and Customs Enforcement (“ICE”) executed three search warrants authorizing the seizure of certain records from Seaboard’s offices in Merriam, Kansas and at the Seaboard Foods employment office and the human resources department in Guymon, Oklahoma. The warrants generally called for the seizure of employment-related files, certain e-mails and other electronic records relating to Medicaid and Medicaid recipients, certain health care providers in the Guymon area, and Seaboard’s health plan and certain personnel issues. The U.S. Attorney’s Office for the Western District of Oklahoma (“USAO”), which has been leading the investigation, previously advised Seaboard it intended to close its investigation and that no charges would be brought against

52 2015 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Seaboard. However, discussions with the USAO continue regarding the status of the investigation and the possibility of proceedings by the USAO, ICE and/or the Oklahoma Attorney General’s office remains. No proceedings have been filed or brought as of this time. It is not possible at this time to determine whether any agencies will continue to pursue an investigation or whether Seaboard will incur any material fines, penalties or liabilities in connection with this matter.

On February 16, 2016, Seaboard’s subsidiary, Seaboard Foods, received an information request (“Request”) from the U.S. Environmental Protection Agency (“EPA”) seeking information under the Clean Air Act with regard to various ammonia releases at Seaboard Foods’ pork processing plant in Guymon, Oklahoma. Seaboard has been cooperating with the EPA with regard to the investigation and is in the process of responding to the Request. It is not possible at this time to determine whether Seaboard will incur any material fines, penalties or liabilities in connection with this matter.

Seaboard is subject to various administrative and judicial proceedings and other legal matters related to the normal conduct of its business. In the opinion of management, the ultimate resolutions of these items are not expected to have a material adverse effect on the Consolidated Financial Statements of Seaboard.

Contingent Obligations

Certain of the non-consolidated affiliates and third party contractors who perform services for Seaboard have bank debt supporting their underlying operations. From time to time, Seaboard will provide guarantees of that debt in order to further business objectives. Seaboard does not issue guarantees of third parties for compensation. As of December 31, 2015, guarantees outstanding to third parties were not material. Seaboard has not accrued a liability for any of the third party or affiliate guarantees as management considers the likelihood of loss to be remote. See Note 7 for discussion of letters of credit.

Commitments

As of December 31, 2015 Seaboard had various firm non-cancelable purchase commitments and commitments under other agreements, arrangements and operating leases, as described in the table below:

	Years ended December 31,
(Millions of dollars)	2016	2017	2018	2019	2020	Thereafter
Hog procurement contracts	$139	$101	$33	$12	$—	$—
Grain and feed ingredients	78	—	—	—	—	—
Grain purchase contracts for resale	358	—	—	—	—	—
Fuel supply contract	5	—	—	—	—	—
Equipment purchases and facility improvements	25	—	—	—	—	—
Construction of new dry bulk vessels	29	—	—	—	—	—
Other purchase commitments	35	8	8	9	13	—
Total firm purchase commitments	669	109	41	21	13	—
Vessel, time and voyage-charters	51	23	22	22	22	46
Contract grower finishing agreements	11	9	7	2	—	—
Other operating lease payments	28	28	26	25	24	190
Investment in pork processing facility joint venture	97	46	22	16	—	—
Total unrecognized firm commitments	$856	$215	$118	$86	$59	$236

Seaboard has contracted with third parties for the purchase of live hogs to process at its pork processing plant, and has entered into grain and feed ingredient purchase contracts to support its live hog operations. The commitment amounts included in the table are based on projected market prices as of December 31, 2015. During 2015,  2014 and 2013, this segment paid $171 million, $227 million and $191 million, respectively, for live hogs purchased under committed contracts.

The Commodity Trading and Milling segment enters into grain purchase contracts, primarily to support firm sales commitments. These contracts are valued based on projected commodity prices as of December 31, 2015.

The Power segment has a natural gas supply contract for 2016 for a portion of the fuel required for the operation of the dual fuel power generating facility. The commitment has both fixed and variable price components and thus the amount included in the table above is partially based on market prices as of December 31, 2015.

In June 2012, Seaboard entered into an agreement to build four dry bulk vessels to be used by the Commodity Trading and Milling segment at an estimated total cost of $90 million. During 2015, the Commodity Trading and Milling

2015 Annual Report   53

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Division took delivery of two dry bulk vessels. As of December 31, 2015, two dry bulk vessels had not been delivered. Seaboard took delivery of one vessel in January 2016 and the final vessel is expected to be delivered during the first half of 2016. Seaboard entered into sales-leaseback transactions for the completed vessels, which results in Seaboard receiving back the amounts spent to build at each individual lease inception.

The Marine and Commodity Trading and Milling segments enter into contracts to time-charter vessels for use in their operations, which include short-term time charters for a few months and long-term commitments ranging from one to eleven years. These segments’ charter hire expenses during 2015, 2014 and 2013 totaled $99 million, $87 million and $91 million, respectively.

To support the operations of the Pork segment, Seaboard has contract grower finishing agreements in place with farmers to raise a portion of Seaboard’s hogs according to Seaboard’s specifications under long-term service agreements. Under the terms of the agreements, additional payments would be required if the grower achieves certain performance standards. The contract grower finishing obligations shown above do not reflect these incentive payments which, given current operating performance, total approximately $1 million per year. In the event the farmer is unable to perform at an acceptable level, Seaboard has the right to terminate the contract. During the years ended 2015,  2014 and 2013, Seaboard paid $12 million, $13 million and $13 million, respectively, under contract grower finishing agreements.

Seaboard also leases various facilities and equipment under non-cancelable operating lease agreements including a terminal operations agreement at PortMiami which runs through 2028. Rental expense for operating leases for all segments amounted to $42 million, $35 million and $34 million in 2015,  2014 and 2013, respectively.

As discussed in Note 4, on May 13, 2015, Seaboard, through a wholly-owned subsidiary, agreed to contribute up to $207 million to jointly develop and operate a pork processing facility in Sioux City, Iowa. As of December 31, 2015, $26 million had been contributed with the remaining amounts due through 2019. As part of the operations, Seaboard agreed to provide a portion of the hogs to be processed at the facility. In February 2016, the Pork Segment, in combination with a newly formed limited liability partnership that will be consolidated with Seaboard, acquired hog inventory and related assets in the Central U.S. for a cash purchase price of $148 million that are expected to increase Seaboard’s hog production capacity to meet the majority of such hog supply commitment for single shift processing at the new plant. Due to the timing of the purchase, the initial accounting is not complete. Seaboard is currently in the process of obtaining an initial valuation related to the acquired assets and liabilities. Seaboard anticipates buying additional hog inventory and related assets during 2016 to fulfill the remaining amount of such hog supply commitment.

Note 11

Stockholders’ Equity and Accumulated Other Comprehensive Loss

In October 2015, the Board of Directors extended through October 31, 2017 the share repurchase program initially approved in November 2009, and increased the authorized amount of repurchases from the $51 million that remained available to $100 million. As of December 31, 2015,  $100 million remained available for repurchases under this program. Seaboard did not repurchase any shares of common stock during 2015. In May 2014, the Board of Directors increased the dollar amount of Seaboard common stock authorized to be repurchased under the share repurchase program by $20 million, and Seaboard commenced a tender offer to repurchase shares. On June 19, 2014, Seaboard completed the tender offer, pursuant to which it repurchased 16,738 shares of common stock at a price per share of $2,950, for a total cost of $49 million. Seaboard used cash to repurchase 18,405 and 8,705 shares of common stock at a total price of $53 million and $24 million in 2014 and 2013, respectively.

Under this share repurchase program, Seaboard is authorized to repurchase its common stock from time to time in open market or privately negotiated purchases, which may be above or below the traded market price. During the period that the share repurchase program remains in effect, from time to time, Seaboard may enter into a 10b5-1 plan authorizing a third party to make such purchases on behalf of Seaboard. All stock repurchased will be made in compliance with applicable legal requirements and funded by cash on hand. The timing of the repurchases and the number of shares repurchased at any given time will depend upon market conditions, compliance with Securities and Exchange Commission regulations, and other factors. The Board of Directors’ stock repurchase authorization does not obligate Seaboard to acquire a specific amount of common stock, and the stock repurchase program may be suspended at any time at Seaboard’s discretion. Shares repurchased will be retired and resume the status of authorized and unissued shares.

54 2015 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

In December 2012, Seaboard declared and paid a dividend of $12.00 per share on the common stock. The increased amount of the dividend (which has historically been $0.75 per share on a quarterly basis or $3.00 per share on an annual basis) represented a prepayment of the annual 2013, 2014,  2015 and 2016 dividends  ($3.00 per share per year). Seaboard did not declare or pay a dividend in 2015, 2014 and 2013, and does not currently intend to declare any further dividends for 2016.

The components of accumulated other comprehensive loss, net of related taxes, for 2013,  2014 and 2015 are as follows:

	Cumulative
	Foreign	Unrealized
	Currency	Gain (Loss)	Unrecognized
	Translation	on	Pension
(Millions of dollars)	Adjustment	Investments	Cost		Total
Balance December 31, 2013	$(155)	$—	$(27)		$(182)
Other comprehensive income (loss) before reclassifications	(39)	1	(35)		(73)
Amounts reclassified from accumulated other comprehensive loss to net earnings	—	—	2	(1)	2
Other comprehensive income (loss), net of tax	(39)	1	(33)		(71)
Balance December 31, 2014	$(194)	$1	$(60)		$(253)
Other comprehensive income (loss) before reclassifications	(34)	—	5		(29)
Amounts reclassified from accumulated other comprehensive income loss to net earnings	—	—	4	(1)	4
Other comprehensive income (loss), net of tax	(34)	—	9		(25)
Balance December 31, 2015	$(228)	$1	$(51)		$(278)

(1)  This primarily represents the amortization of actuarial losses that were included in net periodic pension cost and was recorded in operating income. See Note 9 for further discussion.

In 2013, Seaboard recognized a one-time retirement agreement termination gain of $1 million, net of tax, in unrecognized pension cost in other comprehensive income. See Note 9 for further discussion.

The foreign currency translation adjustment primarily represents the effect of the Argentine peso currency exchange fluctuation on the net assets of the Sugar segment. At December 31, 2015, the Sugar segment had $96 million in net assets denominated in Argentine pesos and $1 million in net assets denominated in U.S. dollars in Argentina. At December 31, 2014, the Sugar segment had $122 million in net assets denominated in Argentine pesos and $1 million in net assets denominated in U.S. dollars in Argentina. Seaboard accounts for its Sugar segment on a one month lag basis. Based on the devaluation of the Argentine peso in December 2015, management anticipates that the Argentine peso will continue to weaken against the U.S. dollar, and thus it is anticipated that Seaboard will incur additional foreign currency translation adjustment losses in other comprehensive loss in 2016. Using the prevailing official exchange rate compared to the net assets denominated in Argentine pesos at January 31, 2016, Seaboard would recognize an additional $16 million of other comprehensive loss, net of related taxes, during the first quarter of 2016. Impacts of further fluctuations in the currency exchange rate will be recorded in future periods.

Income taxes for cumulative foreign currency translation adjustments were recorded using a 35% effective tax rate except for $82 million and $56 million in 2015 and 2014, respectively, related to certain subsidiaries for which no tax benefit was recorded. Income taxes for all other components of accumulated other comprehensive loss were recorded using a 39% effective rate except for unrecognized pension cost of $18 million and $20 million in 2015 and 2014, respectively, related to employees at certain subsidiaries for which no tax benefit was recorded.

Note 12

Segment Information

Seaboard had six reportable segments through December 31, 2015: Pork, Commodity Trading and Milling (“CT&M”), Marine, Sugar, Power and Turkey, each offering a specific product or service. Seaboard’s reporting segments are based on information used by Seaboard’s Chief Executive Officer in his capacity as chief operating decision maker to determine allocation of resources and assess performance. Each of the six main segments is separately managed, and each was started or acquired independent of the other segments. The Pork segment produces and sells fresh and frozen

2015 Annual Report   55

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

pork products to further processors, foodservice operators, grocery stores, distributors and retail outlets throughout the U.S., and to Japan, Mexico and numerous other foreign markets. This segment also produces biodiesel primarily from pork fat for sale to third parties. The CT&M segment is an integrated agricultural commodity trading and processing and logistics operation that internationally markets wheat, corn, soybean meal and other agricultural commodities in bulk to third-party customers and to non-consolidated affiliates. This segment also operates flour, maize and feed mills, baking operations, and poultry production and processing in numerous foreign countries. The Marine segment, based in Miami, Florida, provides cargo shipping services between the U.S., the Caribbean Basin and Central and South America. The Sugar segment produces and processes sugar and alcohol in Argentina, primarily to be marketed locally. The Power segment is an unregulated independent power producer in the Dominican Republic operating a floating power generating facility. The Turkey segment, accounted for using the equity method, produces and sells branded and non-branded turkeys and other products. Total assets for the Turkey segment represents Seaboard’s investment in and notes receivable from this affiliate. Revenues for the All Other segment are primarily derived from a jalapeño pepper processing operation.

The 2015 Tax Act signed into law in December 2015, as discussed in Note 6, renewed the Federal blender’s credit that Seaboard is entitled to receive for biodiesel it blends, which had previously expired on December 31, 2014, retroactively to January 1, 2015 with an expiration of December 31, 2016. As a result, in the fourth quarter of 2015 the Pork segment recognized as revenue the 2015 Federal blender’s credits of $17 million. The 2014 Tax Act signed into law in December 2014 as discussed in Note 6, renewed the Federal blender’s credit that Seaboard is entitled to receive for biodiesel it blends which had previously expired on December 31, 2013 retroactively to January 1, 2014 with an expiration date of December 31, 2014. As a result, in the fourth quarter of 2014 the Pork segment recognized as revenues the 2014 Federal blender’s credits of $15 million. Also, the Tax Act signed into law in January 2013 as discussed in Note 6, renewed and extended the Federal blender’s credits which had previously expired on December 31, 2011 and renewed retroactively to January 1, 2012 with an expiration of December 31, 2013. As a result, in the first quarter of 2013 the Pork segment recognized approximately $11 million as revenues related to this Federal blender’s tax incentive for gallons produced and sold in fiscal 2012.

Substantially all of Seaboard’s Pork segment’s hourly employees at its Guymon, Oklahoma, processing plant are covered by a collective bargaining agreement. As more fully described in Note 4, as of September 27, 2014 Seaboard’s Pork segment sold to Triumph a  50% interest in its processed meats division, Daily’s. As a result, Seaboard deconsolidated Daily’s from its Consolidated Balance Sheet as of September 27, 2014. Seaboard’s remaining 50% investment in Daily’s is accounted for using the equity method of accounting.

In the fourth quarter of 2014, the CT&M segment recorded an $11 million  write-down in loss from affiliate from a decline in value considered other than temporary for its investment in a bakery located in the DRC.  The CT&M segment historically derived a significant portion of its operating income from wheat sales to another non-consolidated affiliate in the DRC. Also, Seaboard historically had derived a significant portion of its income from affiliates from this same affiliate, but in 2014 and 2013 Seaboard incurred significant losses from this affiliate for its proportionate share. See Note 4 for further discussion of the write-down and investments in affiliates in the DRC.

In the fourth quarter of 2015, the Power segment recorded a receivable and interest income of $31 million for interest recognized on certain outstanding customer receivable balances. This interest income related to amounts determined to be collectible as of December 31, 2015, but previously had been considered uncollectable in prior years. This amount was fully collected by Seaboard in early January 2016.

During the second quarter of 2015, Seaboard invested an additional $10 million in a business operating a 300 megawatt electricity generating facility in the Dominican Republic and changed its method of accounting from a cost method investment at Corporate to an equity method investment in the Power segment. As a result, Seaboard reclassified the $6 million initial investment from Corporate to the Power segment along with $6 million of Seaboard’s interest in this business’ reported net income since the date of its initial investment, which is reflected as an adjustment to retained earnings as of January 1, 2013.

The Power segment had been operating a floating power generating facility (72 megawatts) in the Dominican Republic under a short-term lease agreement. On April 1, 2014, Seaboard provided notice to cancel the lease and ceased operation of the leased facility on September 3, 2014. In conjunction with ceasing operations, Seaboard sold inventory related to these operations resulting in a $5 million gain from sale of assets in operating income related to these items in the third quarter of 2014.

56 2015 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The Turkey segment accounted for using the equity method, had operating income in 2015,  2014 and 2013 of $231 million, $141 million and $5 million, respectively. In 2013, Butterball incurred charges for impairment of fixed assets related to the planned sale of its closed processing plant in Longmont, Colorado of which Seaboard’s proportionate share of these charges represented $(4)  million recognized in loss from affiliates. This plant was sold in May 2014 for the approximate remaining net book value.

The following tables set forth specific financial information about each segment as reviewed by management, except for the Turkey segment information previously disclosed in Note 4 to the Consolidated Financial Statements. Operating income for segment reporting is prepared on the same basis as that used for consolidated operating income. Operating income, along with income (loss) from affiliates for the CT&M and Turkey segment, is used as the measure of evaluating segment performance because management does not consider interest and income tax expense on a segment basis.

Sales to External Customers:

	Years ended December 31,
(Millions of dollars)	2015	2014	2013
Pork	$1,332	$1,717	$1,713
Commodity Trading and Milling	3,022	3,499	3,501
Marine	940	853	914
Sugar	188	200	245
Power	97	189	284
All Other	15	15	13
Segment/Consolidated Totals	$5,594	$6,473	$6,670

Operating Income (Loss):

	Years ended December 31,
(Millions of dollars)	2015	2014	2013
Pork	$116	$349	$148
Commodity Trading and Milling	2	54	38
Marine	19	(3)	(26)
Sugar	2	27	24
Power	7	19	43
All Other	2	1	—
Segment Totals	148	447	227
Corporate	(22)	(23)	(23)
Consolidated Totals	$126	$424	$204

Income (Loss) from Affiliates:

	Years ended December 31,
(Millions of dollars)	2015	2014	2013
Pork	$11	$4	$—
Commodity Trading and Milling	(50)	(24)	(1)
Marine	2	—	—
Sugar	1	1	1
Power	3	2	6
Turkey	103	54	(10)
Segment/Consolidated Totals	$70	$37	$(4)

2015 Annual Report   57

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Depreciation and Amortization:

	Years ended December 31,
(Millions of dollars)	2015	2014	2013
Pork	$44	$46	$43
Commodity Trading and Milling	5	5	6
Marine	26	25	25
Sugar	8	8	11
Power	8	8	7
Segment Totals	91	92	92
Corporate	—	—	1
Consolidated Totals	$91	$92	$93

Total Assets:

	December 31,
(Millions of dollars)	2015	2014
Pork	$858	$821
Commodity Trading and Milling	988	1,104
Marine	296	283
Sugar	202	198
Power	271	220
Turkey	448	393
All Other	6	6
Segment Totals	3,069	3,025
Corporate	1,362	667
Consolidated Totals	$4,431	$3,692

Investments in and Advances to Affiliates:

	December 31,
(Millions of dollars)	2015	2014
Pork	$115	$80
Commodity Trading and Milling	218	178
Marine	19	17
Sugar	3	3
Power	34	20
Turkey	282	245
Segment/Consolidated Totals	$671	$543

Capital Expenditures:

	Years ended December 31,
(Millions of dollars)	2015	2014	2013
Pork	$40	$54	$80
Commodity Trading and Milling	40	21	24
Marine	43	30	23
Sugar	15	14	17
Power	1	2	4
Segment Totals	139	121	148
Corporate	—	—	2
Consolidated Totals	$139	$121	$150

Administrative services provided by the corporate office allocated to the individual segments represent corporate services rendered to and costs incurred for each specific segment, with no allocation to individual segments of general corporate management oversight costs. Corporate assets include short-term investments, other current assets related to deferred compensation plans, fixed assets, deferred tax amounts and other miscellaneous items. Corporate operating

58 2015 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

losses represent certain operating costs not specifically allocated to individual segments and includes all costs related to Seaboard’s deferred compensation programs (which are offset by the effect of the mark-to-market investments recorded in other investment income (loss),  net).

Geographic Information

Seaboard had sales in South Africa totaling $646 million, $597 million and $561 million for the years ended December 31, 2015, 2014 and 2013, respectively, representing approximately 12%,  9% and 8% of total sales for each respective year. No other individual foreign country accounted for 10% or more of sales to external customers.

The following table provides a geographic summary of net sales based on the location of product delivery:

	Years ended December 31,
(Millions of dollars)	2015	2014	2013
Caribbean, Central and South America	$2,112	$2,414	$2,572
Africa	1,577	1,661	1,578
United States	1,135	1,397	1,390
Pacific Basin and Far East	357	425	383
Canada/Mexico	242	348	394
Eastern Mediterranean	102	156	186
Europe	69	72	167
Totals	$5,594	$6,473	$6,670

The following table provides a geographic summary of Seaboard’s long-lived assets according to their physical location and primary port for the vessels:

	December 31,
(Millions of dollars)	2015	2014
United States	$553	$543
Dominican Republic	128	134
Argentina	69	71
All other	83	100
Totals	$833	$848

Management believes its allowance for doubtful accounts is adequate and reduces receivables recorded to their expected net realizable value. At December 31, 2015 and 2014, Seaboard had approximately $275 million and $267 million, respectively, of foreign receivables, excluding receivables due from affiliates, which generally represent more of a collection risk than the domestic receivables, although as of December 31, 2015 no individual material amounts were deemed to have a heightened risk of collectability. See Note 4 for discussion of an allowance for doubtful accounts related to a receivable due from an affiliate in Brazil.

2015 Annual Report   59

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

James L. Gutsch

Senior Vice President, Engineering

Ralph L. Moss

Senior Vice President, Governmental Affairs

David S. Oswalt

Senior Vice President, Finance and Treasurer

David H. Rankin

Senior Vice President, Taxation and Business Development

Michael D. Trollinger

Vice President, Corporate Controller and Chief Accounting Officer

Ty A. Tywater

Vice President, Audit Services

Zachery J. Holden

Assistant Secretary

Catherine M. Verschelden

Assistant Secretary

Adriana N. Hoskins

Assistant Treasurer

Chief Executive Officers of Principal Seaboard Operations
Terry J. Holton Pork David M. Dannov Commodity Trading and Milling Edward A. Gonzalez Marine	Hugo D. Rossi Sugar Armando G. Rodriguez Power

Stock Transfer Agent and Registrar of Stock

Wells Fargo
P.O. Box 64874
St. Paul, MN 55164-0874
(800) 468-9716
www.shareowneronline.com

Independent Registered Public Accounting Firm

KPMG LLP

1000 Walnut, Suite 1100

Kansas City, Missouri 64106

Stock Listing

Seaboard’s common stock is traded on the NYSE MKT under the symbol SEB. Seaboard had 2,621 shareholders of record of its common stock as of January 29, 2016.

Availability of Form 10-K Report

Seaboard files its annual report on Form 10-K with the Securities and Exchange Commission. Copies of the Form 10-K for fiscal 2015 are available without charge by writing Seaboard Corporation, 9000 West 67th Street, Merriam, Kansas 66202, Attention: Shareholder Relations or via the Internet at https://www.seaboardcorp.com/investors.

Seaboard provides access to its most recent Form 10-K, Form 10-Q and Form 8-K reports on its Internet website, free of charge, as soon as reasonably practicable after those reports are electronically filed with the Securities and Exchange Commission.

60 2015 Annual Report