Form 10-K, Exhibit 13
period 2017-12-31
SEABOARD CORP /DE/
filed 2018-02-21
CIK 88121

Exhibit 13

2017 Annual Report

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

This report, including information included or incorporated by reference in this report, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Seaboard. Forward-looking statements generally may be identified as statements that are not historical in nature and statements preceded by, followed by or that include the words: “believes,” “expects,” “may,” “will,” “should,” “could,” “anticipates,” “estimates,” “intends,” or similar expressions. In more specific terms, forward-looking statements, include, without limitation: statements concerning the projection of revenues, income or loss, capital expenditures, capital structure or other financial items, including the impact of mark-to-market accounting on operating income; statements regarding the plans and objectives of management for future operations; statements of future economic performance; statements regarding the intent, belief or current expectations of Seaboard and its management with respect to: (i) Seaboard’s ability to obtain adequate financing and liquidity; (ii) the price of feed stocks and other materials used by Seaboard; (iii) the sales price or market conditions for pork, grains, sugar, turkey and other products and services; (iv) the recorded tax effects under certain circumstances and changes in tax laws; (v) the volume of business and working capital requirements associated with the competitive trading environment for the Commodity Trading and Milling segment; (vi) the charter hire rates and fuel prices for vessels; (vii) the fuel costs and spot market prices for electricity in the Dominican Republic; (viii) the effect of the fluctuation in foreign currency exchange rates; (ix) the profitability or sales volume of any of Seaboard’s segments; (x) the anticipated costs and completion timetables for Seaboard’s scheduled capital improvements, acquisitions and dispositions; (xi) the productive capacity of facilities that are planned or under construction, and the timing of the commencement of operations at such facilities; or (xii) other trends affecting Seaboard’s financial condition or results of operations, and statements of the assumptions underlying or relating to any of the foregoing statements.

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

2017 Annual Report   1

SEABOARD CORPORATION

Letter to Stockholders

Letter to Stockholders is intentionally omitted from Exhibit 13 and will be included in the printed Annual Report.

2 2017 Annual Report

SEABOARD CORPORATION

Letter to Stockholders

Letter to Stockholders is intentionally omitted from Exhibit 13 and will be included in the printed Annual Report.

2017 Annual Report   3

SEABOARD CORPORATION

Principal Locations

Corporate Office

Seaboard Corporation

Merriam, Kansas

Pork

Seaboard Foods LLC

Pork Division Office

Merriam, Kansas

Processing Plants

Guymon, Oklahoma

Mexico

Biodiesel Operations

Guymon, Oklahoma

St. Joseph, Missouri

Daily’s Premium Meats, LLC*

Missoula, Montana

Salt Lake City, Utah

St. Joseph, Missouri

Seaboard Triumph Foods, LLC*

Sioux City, Iowa

Commodity Trading and Milling

Commodity Trading Operations

Atlanta, Georgia*

Australia*

Canada

Chapel Hill, North Carolina

Colombia

Ecuador

Greece

Isle of Man

Kenya

Monaco

Morocco*

Peru*

South Africa

Africa Poultry Development Limited*

Kenya and Zambia

Bag Yaglari Sanayi ve Ticaret A.S.*

Turkey

Beira Grain Terminal, S.A.

Mozambique

Belarina Alimentos S.A.

Brazil

Bolux Group (Proprietary) Limited*

Botswana

Compania Industrial de Productos

Agropecuarios S.A.*

Colombia

Fill-More Seeds Inc.

Canada

Flour Mills of Ghana Limited

Ghana

Gambia Milling Corporation Limited*

Gambia

National Milling Company of Guyana, Inc.

Guyana

Les Grands Moulins de Dakar

Senegal

Les Moulins d’Haiti S.E.M.*

Haiti

Lesotho Flour Mills Limited*

Lesotho

Life Flour Mill Limited*

Nigeria

Minoterie de Matadi, S.A.*

Democratic Republic of Congo

Minoterie du Congo S.A.

Republic of Congo

Moderna Alimentos, S.A.*

Ecuador

Molinos Champion, S.A.*

Ecuador

National Milling Corporation Limited

Zambia

Paramount Mills (Proprietary) Limited*

South Africa

Rafael del Castillo & Cia. S.A.*

Colombia

Societe Africaine de Developpement

Industriel Alimentaire, S.P.R.L.*

Democratic Republic of Congo

Societe Les Grands Moulins d’Abidjan

Ivory Coast

Unga Holdings Limited*

Kenya

Marine

Seaboard Marine Ltd.

Marine Division Office

Miami, Florida

Port Operations

Brooklyn, New York

Houston, Texas

Miami, Florida

New Orleans, Louisiana

Philadelphia, Pennsylvania

Agencia Maritima del Istmo, S.A.

Costa Rica

Jacintoport International LLC

Houston, Texas

Kingston Wharves Limited*

Jamaica

Lafito Logistics Holding Ltd.*

Bahamas & Haiti

Representaciones Maritimas y Aereas, S.A.

Guatemala

Sea Cargo, S.A.

Panama

Seaboard de Colombia, S.A.

Colombia

Seaboard de Nicaragua, S.A.

Nicaragua

Seaboard Freight & Shipping Jamaica Limited

Jamaica

Seaboard Honduras, S. de R.L. de C.V.

Honduras

Seaboard Marine (Trinidad) Limited

Trinidad

Seaboard Marine of Haiti, S.A.

Haiti

SEADOM, S.A.S.

Dominican Republic

SeaMaritima, S.A. de C.V.

Mexico

Sugar

Alconoa S.R.L.

Argentina

Ingenio y Refineria San Martin del

Tabacal S.R.L.

Argentina

Power

Transcontinental Capital Corp. (Bermuda) Ltd.

Dominican Republic

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

Honduras

Mount Dora Farms Inc.

Houston, Texas

*Represents a non-controlled, non-consolidated affiliate

4 2017 Annual Report

SEABOARD CORPORATION

Division Summaries

Pork Division

Seaboard’s Pork division is a vertically integrated pork producer and one of the largest producers and processors in the U.S. Seaboard is able to efficiently control pork production across the entire life cycle of a hog, beginning with research and development in nutrition and genetics and extending to the production of high quality meat products at Seaboard’s and its affiliates’ processing and further processing facilities.

This division’s hog processing plant is located in Guymon, Oklahoma. The plant is a double-shift operation that processes approximately 20,500 hogs per day and generally operates at capacity. Weekend shifts are added as market conditions dictate. Hogs processed at the plant are primarily Seaboard-raised hogs. The remaining hogs processed are raised by third parties and purchased under contract or occasionally in the open market. Seaboard produces and sells fresh and frozen pork products to further processors, food service operators, grocery stores, distributors and retail outlets throughout the U.S., Japan, Mexico, China and numerous other foreign markets.

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

Seaboard’s Pork division has agreements with Triumph Foods, LLC (“Triumph”), an independent pork processor, and Seaboard Triumph Foods, LLC (“STF”), a 50% non-consolidated, pork-processing affiliate, to market substantially all of the pork products produced at Triumph’s plant in St. Joseph, Missouri, and STF’s plant in Sioux City, Iowa. The agreements enhance the efficiency of Seaboard’s sales and marketing efforts and expand Seaboard’s geographic footprint. STF’s plant, which began operations in September 2017, is designed to process about three million market hogs annually when operating a single shift. Seaboard and Triumph each supply hogs to be processed at the STF plant. During 2017, the Pork division acquired hog inventory and related assets that provided additional sows to further increase its capacity to fulfill its hog supply commitment for processing at the STF plant, including its hog supply commitment for a second shift expansion. According to the trade publications Successful Farming and Informa Economics Seaboard was ranked number three in pork production (based on sows in production) and number four (based on daily processing capacity, including Triumph’s and STF’s capacities) in processing in the U.S. in 2017.

Seaboard’s Pork division also has a 50% noncontrolling interest in Daily’s Premium Meats, LLC (“Daily’s”). Daily’s produces and markets raw and pre-cooked bacon and ham primarily for the food service industry and, to a lesser extent, retail markets. Daily’s has three further processing plants located in Salt Lake City, Utah, Missoula, Montana, and St. Joseph, Missouri. Seaboard, Triumph and STF each supply raw product to Daily’s.

Commodity Trading and Milling Division

Seaboard’s Commodity Trading and Milling (“CT&M”) division is an integrated agricultural commodity trading, processing and logistics operation. This division sources, transports and markets approximately ten million metric tons per year of wheat, corn, soybeans, soybean meal and other commodities primarily to third-party customers and affiliated companies. These commodities are purchased worldwide, with primary destinations in Africa, South America, the Caribbean and Asia. This division integrates the delivery of commodities to its customers through the use of owned or chartered bulk vessels.

Seaboard’s CT&M division operates facilities in 28 countries. The commodity trading business has 13 offices in 12 countries, in addition to four non-consolidated affiliates in three other countries. The grain processing businesses operate facilities at 38 locations in 20 countries, with wheat flour mills in 16 countries, and include 6 consolidated and 18 non-consolidated affiliates primarily in Africa, South America, the Caribbean and Europe. Seaboard and its affiliates produce approximately five million metric tons of wheat flour, maize meal, manufactured feed and oilseed crush commodities per year in addition to other related grain-based products. In addition, on January 5, 2018, the CT&M division acquired five entities operating as Groupe Mimran (“Mimran”). Mimran operates three flour mills and an associated trading business located in Senegal, Ivory Coast and Monaco.

2017 Annual Report   5

SEABOARD CORPORATION

Division Summaries

Marine Division

Seaboard’s Marine division provides cargo shipping services between the U.S., the Caribbean and Central and South America. This division’s primary operations, located in Miami, include an off-port warehouse for cargo consolidation and temporary storage and a terminal at PortMiami. At the Port of Houston, Seaboard’s Marine division operates a cargo terminal facility that includes on-dock warehouse space for temporary storage of bagged grains, resins and other cargoes. Seaboard also makes scheduled vessel calls to Brooklyn, New Orleans, Philadelphia and various ports in the Caribbean and Central and South America.

This division’s fleet consists of chartered and, to a lesser extent, owned vessels, and includes dry, refrigerated and specialized containers and other cargo related equipment. Seaboard’s Marine division is the largest shipper in terms of cargo volume in PortMiami and provides extensive service between its domestic ports of call and multiple foreign destinations.

To maximize fleet utilization, Seaboard’s Marine division uses a network of offices and agents throughout the U.S., Canada, the Caribbean and Central and South America to sell freight at multiple points. Seaboard’s full service capabilities allow transport by truck or rail of import and export cargo to and from various U.S. ports. Seaboard’s frequent sailings and fixed-day schedules allow customers to coordinate manufacturing schedules and maintain inventories at cost-efficient levels.

Sugar Division

In Argentina, Seaboard’s Sugar division grows sugarcane, which it uses to produce refined sugar and alcohol. The sugar is primarily marketed locally, with some exports to the U.S. and other countries. Seaboard’s sugar processing plant, one of the largest in Argentina, has an annual capacity to produce approximately 250,000 metric tons of sugar and approximately 27 million gallons of alcohol per year. The mill is located in the Salta Province of Argentina, with administrative offices in Buenos Aires. Land owned by Seaboard in Argentina is planted primarily with sugarcane, which supplies the majority of the raw material processed. Depending on local market conditions, sugar and alcohol may also be purchased from third parties for resale. In addition, Seaboard’s Sugar division sells dehydrated alcohol to certain oil companies under the Argentine governmental bio-ethanol program, which requires alcohol to be blended with gasoline. This division also owns a 51 megawatt cogeneration power plant, which is fueled by the burning of sugarcane by-products, natural gas and other biomass when available.

Power Division

In the Dominican Republic, Seaboard’s Power division is an unregulated independent power producer generating electricity for the local power grid from an owned barge with a capacity to generate 108 megawatts. This division primarily sells power on the spot market and is not directly involved in the transmission or distribution of electricity, and its principal buyers are government-owned distribution companies.

Other Division

Seaboard has a 50% noncontrolling voting interest in Butterball, LLC (“Butterball”). Butterball is one of the largest vertically integrated producers, processors and marketers of branded and non-branded turkey products in the U.S. Butterball has four processing plants, two further processing plants and numerous live production and feed milling operations located in North Carolina, Arkansas, Missouri and Kansas. Butterball produces over one billion pounds of turkey each year. Butterball is a national supplier to retail stores, foodservice outlets and industrial entities, and also exports products to Mexico and numerous other foreign markets.

6 2017 Annual Report

SEABOARD CORPORATION

Summary of Selected Financial Data

	Years ended December 31,
(Millions of dollars except per share amounts)	2017	2016	2015	2014	2013
Net sales	$5,809	$5,379	$5,594	$6,473	$6,670
Operating income	$232	$222	$126	$424	$204
Net earnings attributable to Seaboard (a, c, d)	$247	$312	$171	$367	$212
Basic earnings per common share (a, c, d)	$211.01	$266.50	$146.44	$311.44	$177.53
Total assets	$5,161	$4,755	$4,431	$3,692	$3,431
Long-term debt, less current maturities	$482	$499	$518	$—	$80
Stockholders’ equity	$3,408	$3,175	$2,882	$2,735	$2,493
Dividends declared per common share (b)	$6.00	$—	$—	$—	$—

(a)

In 2017, Seaboard recorded $65 million of additional income tax expense, or $55.31 per common share, as a result of the December 22, 2017 enactment of the Tax Cuts and Job Act (the “2017 Tax Act”). The additional income tax expense includes a provisional $112 million of additional federal tax, payable over eight years, associated with the mandatory deemed repatriation of permanently invested foreign profits, offset by an estimated reduction in deferred taxes resulting from the rate decrease from 35% to 21%. See Note 6 to the consolidated financial statements for further information on the impacts of the 2017 Tax Act.

(b)

In 2017, Seaboard resumed declaring quarterly dividends and paid them in the amount of $1.50 per common share per quarter. In December 2012, Seaboard declared and paid a dividend of $12.00 per common share. The amount of the dividend represented a prepayment of the annual 2013, 2014, 2015 and 2016 dividends ($3.00 per common share per year). Basic and diluted earnings per common share are the same for all periods presented.

(c)

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

(d)

On September 27, 2014, Seaboard’s Pork segment sold to Triumph a 50% interest in Daily’s. Included in net earnings attributable to Seaboard for 2014 is a gain on sale of controlling interest in subsidiary of $40 million, net of taxes ($66 million gain before taxes), or $34.14 per common share.

2017 Annual Report   7

SEABOARD CORPORATION

Company Performance Graph

The Securities and Exchange Commission requires a five-year comparison of stock performance for Seaboard with that of an appropriate broad equity market index and similar industry index. Seaboard’s common stock is traded on the NYSE American and provides an appropriate comparison for Seaboard’s stock performance. In July 2017, the NYSE MKT exchange transitioned to the NYSE American exchange. Because there is no single industry index to compare stock performance, the companies comprising the Dow Jones Food and Marine Transportation Industry indices (the “Peer Group”) were chosen as the second comparison.

The following graph shows a five-year comparison of cumulative total return for Seaboard Corporation, the NYSE American Index and the companies comprising the Dow Jones U.S. Food Products and the Dow Jones U.S.  Marine Transportation indices, weighted by market capitalization for the five fiscal years commencing December 31, 2012 and ending December 31, 2017. The information presented in the performance graph is historical in nature and is not intended to represent or guarantee future returns.

The comparison of cumulative total returns presented in the above graph was plotted using the following index values and common stock price values:

	12/31/12	12/31/13	12/31/14	12/31/15	12/31/16	12/31/17

Seaboard Corporation	$100.00	$110.48	$165.93	$114.42	$156.21	$174.58
NYSE American	$100.00	$104.47	$105.23	$75.69	$89.97	$91.27
Peer Group	$100.00	$134.50	$144.07	$157.86	$178.61	$178.77

8 2017 Annual Report

SEABOARD CORPORATION

Quarterly Financial Data (unaudited)

(UNAUDITED)	1st	2nd	3rd	4th		Total for
(Millions of dollars except per share amounts)	Quarter	Quarter	Quarter	Quarter		the Year
2017
Net sales	$1,399	$1,422	$1,402	$1,586		$5,809
Operating income	$66	$54	$71	$41		$232
Net earnings attributable to Seaboard	$85	$58	$81	$23	(a)	$247
Earnings per common share	$71.84	$50.51	$69.28	$19.38	(a)	$211.01
Dividends declared per common share	$1.50	$1.50	$1.50	$1.50		$6.00
Closing market price range per common share:
High	$4,204.00	$4,319.80	$4,550.00	$4,654.08
Low	$3,632.45	$3,695.00	$3,815.00	$4,107.05
2016
Net sales	$1,319	$1,357	$1,330	$1,373		$5,379
Operating income	$36	$76	$42	$68		$222
Net earnings attributable to Seaboard	$54	$80	$75	$103		$312
Earnings per common share	$45.91	$68.34	$64.42	$87.83		$266.50
Dividends declared per common share (b)	$—	$—	$—	$—		$—
Closing market price range per common share:
High	$3,054.00	$3,125.00	$3,440.00	$4,444.14
Low	$2,483.00	$2,726.50	$2,782.92	$3,201.95

(a)

During the fourth quarter of 2017, Seaboard recorded $65 million of additional income tax expense, or $55.31 per common share, as a result of the December 22, 2017 enactment of the 2017 Tax Act. The additional income tax expense includes a provisional $112 million of additional federal tax, payable over eight years, associated with the mandatory deemed repatriation of permanently invested foreign profits, offset by an estimated reduction in deferred taxes resulting from the rate decrease from 35% to 21%. See Note 6 to the consolidated financial statements for further information on the impacts of the 2017 Tax Act.

(b)	No dividends were paid during 2016 as they were declared and prepaid in December 2012.

2017 Annual Report   9

SEABOARD CORPORATION

Management’s Discussion & Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Seaboard is a diverse global agribusiness and transportation company with operations in several industries. Most of the sales and costs of Seaboard’s segments are significantly influenced by worldwide fluctuations in commodity prices and changes in foreign political and economic conditions. Accordingly, sales, operating income and cash flows can fluctuate significantly from year to year. As each segment operates in a distinct industry and a different geographical location, management evaluates their operations separately. Seaboard’s reporting segments are based on information used by Seaboard’s Chief Executive Officer in his capacity as chief operating decision maker to determine allocation of resources and assess performance.

Pork Segment

The Pork segment is primarily a United States (“U.S.”) business with some export sales to Japan, Mexico, China and numerous other foreign markets. Revenues from the sale of pork products are primarily generated from a single hog processing plant in Guymon, Oklahoma, which generally operates at daily double-shift processing capacity of approximately 20,500 hogs, and a ham boning and processing plant in Mexico. In 2017, Seaboard raised approximately 87% of the hogs processed at the Guymon plant, with the remaining hog requirements purchased primarily under contracts from independent producers. This segment is Seaboard’s most capital intensive segment, representing approximately 58% of Seaboard’s total fixed assets, in addition to 44% of total inventories.

Within the portfolio of Seaboard’s businesses, management believes profitability of the Pork segment is most susceptible to commodity price fluctuations. As a result, this segment’s operating income and cash flows can materially fluctuate from year to year, significantly affecting Seaboard’s consolidated operating income and cash flows. Sales prices are directly affected by both domestic and worldwide supply and demand for pork products and other proteins. Feed accounts for the largest input cost in raising hogs and is materially affected by price changes for corn and soybean meal. Market prices for hogs purchased from third parties for processing at the plant also represent a major cost factor. With the Guymon plant generally operating at capacity, Seaboard is continually looking for ways to enhance the plant’s operational efficiency, while also looking to increase margins by introducing new, higher value products.

The Pork segment also produces biodiesel, which is sold to third parties. Biodiesel is produced from pork fat from Seaboard’s pork processing plant and from other animal fat or vegetable oil purchased from third parties.

The Pork segment has a 50% noncontrolling interest in Seaboard Triumph Foods, LLC (“STF”), which operates a pork processing plant in Sioux City, Iowa, that began operations in September 2017. Seaboard has agreements with Triumph Foods, LLC (“Triumph”) and STF to market substantially all of the pork products produced at Triumph’s plant in St. Joseph, Missouri and STF’s pork processing plant. The STF plant is designed to process about three million market hogs annually when operating a single shift. Seaboard’s sales prices for its pork products are primarily based on a margin sharing arrangement that considers the average sales price and mix of products sold from the Seaboard, Triumph and STF hog processing plants. Seaboard and Triumph each agreed to provide a portion of the hogs to be processed at the STF plant. During 2017, the Pork segment acquired hog inventory and related assets to further increase its capacity to fulfill the hog supply commitment for single and double shift processing at the STF plant.

The Pork segment also has a 50% noncontrolling interest in Daily’s Premium Meats, LLC (“Daily’s”). Daily’s produces and markets raw and pre-cooked bacon and ham primarily for the food service industry and, to a lesser extent, retail markets. Daily’s has three further processing plants located in Salt Lake City, Utah, Missoula, Montana, and St. Joseph, Missouri.

Commodity Trading and Milling Segment

The Commodity Trading and Milling (“CT&M”) segment, which is managed under the name of Seaboard Overseas and Trading Group, primarily operates overseas and is an integrated agricultural commodity trading, processing and logistics operation with locations in Africa, South America, the Caribbean, Asia and Europe. These foreign operations can be significantly impacted by changes in local crop production, political instability and local government policies, as well as fluctuations in economic and industry conditions and foreign currency exchange rates. This segment’s sales are also significantly affected by fluctuating prices of various commodities, such as wheat, corn, soybeans and soybean meal. Although this segment owns three vessels, the majority of the trading business is transacted with chartered ships. Freight rates, influenced by available charter capacity for worldwide trade in bulk cargoes, and related fuel costs affect business volumes and margins. Consolidated and non-consolidated affiliates operate the grain processing businesses in foreign

10 2017 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

countries that are in most cases lesser developed. Flour exports of various countries can exacerbate volatile market conditions that may have a significant impact on both the trading and milling businesses’ sales and operating income. This segment represents approximately 44% of Seaboard’s total inventories at December 31, 2017.

The majority of CT&M segment’s sales are derived from its commodity trading business in which agricultural commodities are sourced from multiple origins and delivered to third-party and affiliate customers in various international locations. The execution of these purchase and delivery transactions have long cycles of completion, which may extend for several months with a high degree of price volatility. As a result, these factors can significantly affect sales volumes, operating income, working capital and related cash flows from quarter to quarter. Profit margins are sometimes protected by using commodity derivatives and other risk management practices. Seaboard’s CT&M segment invested in several entities in recent years and continues to seek opportunities to expand its trading, milling and agro-processing business.

Marine Segment

The Marine segment provides cargo shipping services primarily between the U.S. and 28 countries in the Caribbean and Central and South America. Fluctuations in economic conditions and political instability in the regions or countries in which this segment operates may affect trade volumes and operating profits. In addition, cargo rates can fluctuate depending on local supply and demand for shipping services. The Marine segment time-charters the majority of its ocean cargo vessels and is therefore affected by fluctuations in charter hire rates as well as fuel costs. This segment continues to explore ways to increase volumes on existing routes while seeking opportunities to broaden its route structure in the regions it serves.

Sugar Segment

The Sugar segment operates a vertically integrated sugar and alcohol production facility in Argentina. This segment’s sales and operating income are significantly affected by local and worldwide sugar and alcohol prices. Domestic sugar production levels in Argentina affect the local price. Global sugar price fluctuations, to a lesser extent, have an impact in Argentina as well. Depending on local market conditions, this segment purchases sugar and alcohol from third parties for resale. The Sugar segment sells dehydrated alcohol to certain oil companies under an Argentine government bio-ethanol program, which mandates that alcohol be blended with gasoline. This segment also owns a 51 megawatt cogeneration power plant, which is fueled by the burning of sugarcane by-products, natural gas and other biomass when available. The functional currency of the Sugar segment is the Argentine peso. The currency exchange rate can have an impact on reported U.S. dollar sales, operating income and cash flows. Seaboard continues to explore various ways to improve and expand this segment, investing in efficiency improvements and production capacity increases.

Power Segment

The Power segment is an unregulated independent power producer in the Dominican Republic generating electricity for the local power grid from a system of diesel engines mounted on a barge. Seaboard sells power on the spot market primarily to government-owned distribution companies. This segment is subject to delays in obtaining timely collections from sales to these government-related entities. Supply of power in the Dominican Republic is determined by a government body and is subject to fluctuations based on governmental budgetary constraints. While fuel is this segment’s largest cost component and is subject to price fluctuations, higher fuel costs generally have been passed on to customers.

Turkey Segment

Seaboard has a 50% noncontrolling voting interest in Butterball, LLC (“Butterball”). Butterball is a vertically integrated producer, processor and marketer of branded and non-branded turkey products. Butterball has four processing plants, two further processing plants and numerous live production and feed milling operations located in North Carolina, Arkansas, Missouri and Kansas. During 2017, Butterball closed its Montgomery, Illinois, further processing plant, which was sold during the first quarter of 2018. Sales prices are directly affected by both domestic and worldwide supply and demand for turkey products and other proteins. Feed accounts for the largest input cost in raising turkeys and is materially affected by price changes for corn and soybean meal. As a result, commodity price fluctuations can significantly affect the profitability and cash flows of Butterball. The turkey business is seasonal only on the whole bird side, with the Thanksgiving and Christmas holidays driving the majority of those sales.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Sources and Uses of Cash

Cash and short-term investments as of December 31, 2017 increased $338 million from December 31, 2016. The increase was primarily the result of net cash from operating activities of $245 million, repayments of affiliate notes receivable of $167 million and proceeds from short-term and long-term debt of $83 million. Partially offsetting the increase was cash

2017 Annual Report   11

SEABOARD CORPORATION

Management’s Discussion & Analysis

used for capital expenditures of $173 million. Cash from operating activities decreased $182 million from 2016 primarily as a result of lower net earnings including adjustments and working capital changes.

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

Capital Expenditures, Acquisitions and Other Investing Activities

During 2017, Seaboard invested $173 million in property, plant and equipment, of which $100 million was in the Pork segment, $15 million in the CT&M segment, $37 million in the Marine segment and $20 million in the Sugar segment. The Pork segment expenditures were primarily for improvements to existing facilities and related equipment and additional hog finishing barns. The Sugar segment expenditures were primarily related to a new bioethanol distillery. All other capital expenditures were primarily of a normal recurring nature and included replacements of machinery and equipment, and general facility modernizations and upgrades.

The total 2018 capital expenditures budget is $271 million. The Pork segment budgeted $115 million primarily for improvements to existing facilities and related equipment and additional hog finishing barns. The CT&M segment budgeted $48 million primarily for milling assets and other improvements to existing facilities and related equipment. The Marine segment budgeted $81 million primarily for additional cargo carrying and handling equipment and port improvements. The Sugar segment budgeted $26 million primarily for increasing the milling capacity and improving logistics infrastructure. The balance of $1 million is planned to be spent in all other businesses primarily for normal upgrades to existing operations. Management anticipates paying for these capital expenditures from a combination of available cash, the use of available short-term investments and Seaboard’s available borrowing capacity.

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

During 2017, 2016 and 2015, Seaboard contributed $73 million, $51 million and $26 million, respectively, to STF for construction of a pork processing plant in Sioux City, Iowa, which began operations in September 2017. In addition to capital contributions, Seaboard also agreed to provide a portion of the hogs to be processed at the plant, including a portion of those needed for a second shift expansion. During 2016, Seaboard acquired hog inventory and related assets through acquisitions of existing farm operations for a total investment of $219 million. These assets increased Seaboard’s hog production capacity to meet the majority of such hog supply commitment for single-shift processing at the new plant. During 2017, Seaboard acquired additional hog inventory and hog farms to further increase its capacity. See Note 12 to the consolidated financial statements for further discussion of the significant acquisitions.

Also during 2017, Seaboard’s CT&M segment acquired a pulse and grain elevator in Canada for total cash consideration of $14 million, and invested an additional $7 million in a grain trading and poultry business in Morocco, increasing its

12 2017 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

ownership interest in this Moroccan business to 19.4%. See Note 12 to the consolidated financial statements for further information on the elevator purchase and Note 4 to the consolidated financial statements for further discussion of this investment.

On January 5, 2018, the CT&M segment completed the acquisition of Groupe Mimran (“Mimran”), including three flour mills in Senegal and Ivory Coast having a combined capacity of approximately 2,750 metric tons a day, and a trading business located in Monaco that is expected to increase Seaboard’s annual grain trading volume by approximately 900,000 tons. The purchase price was $375 million, plus an earn-out between zero and $48 million, using the exchange rate in effect at closing.

Seaboard purchased equity interests in two limited liability companies that operate refined coal processing plants, one in Oklahoma during 2015 and one in Nebraska during 2016. Production of refined coal generates federal income tax credits. Seaboard’s funding commitment for these companies varies depending on production and, based on current production estimates, is anticipated to total approximately $14 million per year until 2021, for a total estimate of approximately $52 million as of December 31, 2017. Seaboard invested $10 million, $14 million and $9 million during 2017, 2016 and 2015, respectively.

In 2016, Seaboard invested $7 million of cash and converted its $8 million note receivable to equity for a 36% noncontrolling interest in a holding company that owns a Caribbean start-up terminal operation. The investment is accounted for in the Marine segment using the equity method and reported on a three-month lag.

During 2016 and 2015, Seaboard invested an additional $14 million and $28 million, respectively, in equity and long-term advances in a flour production business in Brazil, of which Seaboard now holds a 98% controlling interest. See Note 4 to the consolidated financial statements for further discussion of this investment.

During 2015, the CT&M and Power segments invested in several businesses. Seaboard’s CT&M segment contributed $13 million in cash, a small amount of other assets, certain employees and rights to sell certain agricultural commodities that Seaboard had previously sold through its subsidiary, PS International, LLC, for a 40% noncontrolling interest in a commodity trading business in Atlanta, Georgia. Also, Seaboard invested $8 million in a flour milling business in Botswana for a 49% noncontrolling interest, $10 million for a 45% noncontrolling interest in a commodity trading and flour milling business in Uruguay, $10 million in an oilseed crushing business in the Republic of Turkey for a 25% noncontrolling interest, and $18 million for a 12% noncontrolling interest in a grain trading and poultry business in Morocco, which at the time was accounted for using the cost method. During 2015, the Power segment invested $10 million in a business operating a 300 megawatt electricity generating facility in the Dominican Republic, increasing Seaboard’s ownership interest to 29.9%. See Note 4 to the consolidated financial statements for further discussion.

Financing Activities, Debt and Related Covenants

The following table presents a summary of Seaboard’s available borrowing capacity as of December 31, 2017. At December 31, 2017, borrowings under the uncommitted lines of credit totaled $162 million, with $115 million of borrowings related to foreign subsidiaries. See Note 7 to the consolidated financial statements for further discussion.

Total amount
(Millions of dollars)	available
Short-term uncommitted and committed lines	$477
Amounts drawn against lines	(162)
Letters of credit reducing borrowing availability	(3)
Available borrowing capacity at December 31, 2017	$312

In 2017, Seaboard renewed its $100 million committed line of credit with Wells Fargo Bank, National Association (“Wells Fargo”) for another year until September 28, 2018. Interest is computed at LIBOR plus 0.50%, and Seaboard incurs an unused commitment fee of 0.09% per annum. This line of credit is secured by certain short-term investments and is subject to standard representations and covenants. There was no outstanding balance as of December 31, 2017.

At December 31, 2017, Seaboard had an unsecured term loan, which matures in 2022, with a balance of $484 million and $52 million of foreign subsidiary debt, primarily denominated in Argentine pesos. Seaboard was in compliance with all restrictive covenants related to these loans and facilities as of December 31, 2017. Seaboard has capacity under existing loan covenants to undertake additional debt financings of approximately $1,533 million at December 31, 2017. See Note 7 to the consolidated financial statements for further discussion of notes payable and long-term debt.

2017 Annual Report   13

SEABOARD CORPORATION

Management’s Discussion & Analysis

As of December 31, 2017, Seaboard had cash and short-term investments of $1,692 million and additional total working capital of $618 million. Accordingly, management believes Seaboard’s combination of internally generated cash, liquidity, capital resources and borrowing capabilities will be adequate for its existing operations and any currently known potential plans for expansion of existing operations or business segments for 2018. Management intends to continue seeking opportunities for expansion in the industries in which Seaboard operates, utilizing existing liquidity, available borrowing capacity and other financing alternatives.

As of December 31, 2017, $380 million of the $1,692 million of cash and short-term investments were held by Seaboard’s foreign subsidiaries. Historically, Seaboard has considered substantially all foreign profits as being permanently invested in its foreign operations, including all cash and short-term investments held by foreign subsidiaries. Seaboard intends to continue permanently reinvesting these funds outside the U.S. as current plans do not demonstrate a need to repatriate them to fund Seaboard’s U.S. operations and therefore, Seaboard has not recorded deferred taxes for state or foreign withholding taxes that would result upon repatriation to the U.S. However,  with the December 22, 2017 enactment of the Tax Cuts and Job Act (the “2017 Tax Act”), Seaboard accrued a provisional $112 million of federal tax in its consolidated financial statements as of December 31, 2017 associated with the mandatory deemed repatriation of these balances. See Note 6 to the consolidated financial statements for further discussion on the tax reform.

No shares of common stock were repurchased by Seaboard in 2017, 2016 or 2015. In each of the four quarters of 2017, Seaboard declared and paid quarterly dividends of $1.50 per share of common stock. Seaboard’s Board of Directors intends that Seaboard will continue to pay quarterly dividends for the reasonably foreseeable future, with the amount of any dividends being dependent upon such factors as Seaboard’s financial condition, results of operations and current and anticipated cash needs, including capital requirements. There were no dividends paid in 2016 or 2015. See Note 11 to the consolidated financial statements for further discussion on stockholders’ equity.

Contractual Obligations and Off-Balance Sheet Arrangements

The following table provides a summary of Seaboard’s contractual obligations as of December 31, 2017.

	Payments due by period
		Less than	1-3	3-5	More than
(Millions of dollars)	Total	1 year	years	years	5 years
Vessel, time and voyage-charter commitments	$166	$39	$55	$39	$33
Contract grower agreements	189	42	62	41	44
Other operating lease payments	286	29	55	51	151
Total lease obligations	641	110	172	131	228
Short-term notes payable	162	162	—	—	—
Long-term debt	536	53	77	405	1
Interest payments (a)	76	20	32	24	—
Retirement benefit payments (b)	90	6	20	23	41
Mandatory deemed repatriation tax (c)	112	1	18	18	75
Investment in affiliates (d)	54	16	28	10	—
Other purchase commitments	1,062	678	160	144	80
Total contractual cash obligations and commitments	$2,733	$1,046	$507	$755	$425

(a)  Interest payments in the table above include cash payments for interest on variable rate long-term debt based on interest rates as of December 31, 2017.

(b)  Retirement benefit payments in the table above represent expected benefit payments for various non-qualified pension plans and supplemental retirement arrangements as discussed in Note 9 to the consolidated financial statements, which are unfunded obligations that are deemed to be employer contributions. No contributions are planned at this time to the qualified pension plan.

(c)  U.S. federal income tax on mandatory deemed repatriation is payable over eight years pursuant to the 2017 Tax Act.

14 2017 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

(d)  Investment in affiliates represents obligations made to equity method investments, primarily for expected funding commitments to two limited liability companies that operate refined coal processing plants.

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

RESULTS OF OPERATIONS

Net sales for the years ended December 31, 2017, 2016 and 2015 were $5,809 million, $5,379 million and $5,594 million, respectively. The increase for 2017 compared to 2016 primarily reflected higher sales prices and volumes for certain commodities in the CT&M segment, higher overall prices for pork products sold, higher sales volume of market hogs and higher biodiesel revenue in the Pork segment, higher cargo volumes in the Marine segment and higher selling prices and volumes for alcohol in the Sugar segment. The decrease for 2016 compared to 2015 primarily reflected lower commodity prices and the mix of products sold for the CT&M segment, lower volumes of sugar sold in the Sugar segment, and lower cargo rates in the Marine segment, partially offset by higher sales volume of market hogs from 2016 acquisitions of live operations and higher biodiesel volumes from the acquisition of a second biodiesel plant in the Pork segment.

Operating income for the years ended December 31, 2017, 2016 and 2015 were $232 million, $222 million and $126 million, respectively. The increase for 2017 compared to 2016 primarily reflected higher margins from sugar in the Sugar segment and higher margins from meat prices in the Pork segment, partially offset by lower margins on biodiesel in the Pork segment, lower margins on commodities in the CT&M segment and lower cargo rates and higher fuel costs in the Marine segment. The increase for 2016 compared to 2015 primarily reflected lower feed costs for hogs internally grown in the Pork segment and higher margins on commodity trades to third parties in the CT&M segment, partially offset by higher production costs for sugar in the Sugar segment.

Pork Segment

(Millions of dollars)	2017	2016	2015
Net sales	$1,609	$1,443	$1,332
Operating income	$188	$175	$116
Income (loss) from affiliates	$(10)	$11	$11

Net sales for the Pork segment increased $166 million for the year ended December 31, 2017 compared to 2016. The increase was primarily the result of higher overall prices for pork products sold, higher sales volume of market hogs related to the August 2017 acquisition, higher biodiesel revenue and, to a lesser extent, a higher volume of pork products sold internationally.

Operating income for the Pork segment increased $13 million for the year ended December 31, 2017 compared to 2016. The increase was primarily the result of improved overall margins from higher meat prices and market hog sales, partially offset by lower biodiesel margins because the Federal blender’s credits were not renewed during 2017. In February 2018, Congress retroactively extended the Federal blender’s credits for 2017 which will cause Seaboard to recognize approximately $42 million of revenue in the first quarter of 2018. Management is unable to predict future market prices for pork products, the cost of feed or third-party hogs or the government’s intentions with the Federal blenders’ credits; however, management anticipates positive operating income for this segment in 2018.

Income from affiliates decreased $21 million for the year ended December 31, 2017 compared to 2016, primarily due to the start-up of STF operations, which began in September 2017, partially offset by earnings from its other non-consolidated affiliate, Daily’s.

2017 Annual Report   15

SEABOARD CORPORATION

Management’s Discussion & Analysis

Net sales for the Pork segment increased $111 million for the year ended December 31, 2016 compared to 2015. The increase was primarily the result of higher sales volume of market hogs related to 2016 acquisitions, higher prices for pork products sold and increased volume and sales prices for biodiesel resulting from increased output from the Guymon plant and the acquisition of a second biodiesel plant in St. Joseph, Missouri, during 2016. The increase was partially offset by lower volume of pork products sold.

Operating income for the Pork segment increased $59 million for the year ended December 31, 2016 compared to 2015. The increase was primarily the result of lower feed costs for hogs internally grown and improved overall margins from higher meat prices.

Income from affiliates for the Pork segment in 2016 and 2015 was solely from Seaboard’s 50% ownership interest in Daily’s, accounted for using the equity method.

Commodity Trading and Milling Segment

(Millions of dollars)	2017	2016	2015
Net sales	$2,945	$2,778	$3,022
Operating income as reported	$25	$38	$2
Mark-to-market adjustments	(4)	—	(5)
Operating income (loss) excluding mark-to-market adjustments	$21	$38	$(3)
Income (loss) from affiliates	$7	$(10)	$(50)

Net sales for the CT&M segment increased $167 million for the year ended December 31, 2017 compared to 2016. The increase primarily reflected higher sales prices for wheat sales to third parties and higher volumes of sales to affiliates and third parties, partially offset by lower corn and soybean meal sales prices and volumes to third parties.

Operating income for the CT&M segment decreased $13 million for the year ended December 31, 2017 compared to 2016. The decrease primarily reflected lower margins on commodities and higher selling, general and administrative expense, partially offset by higher gains of $4 million on mark-to-market derivative contracts as further discussed below. Excluding the effects of the mark-to-market adjustments for derivatives contracts, operating income decreased $17 million primarily due to a decrease in commodity prices in the pulse market.

Due to worldwide commodity price fluctuations, the uncertain political and economic conditions in the countries in which Seaboard operates, and the current volatility in the commodity markets, management is unable to predict future sales and operating results for this segment. However, management anticipates positive operating income for this segment in 2018, excluding the effects of marking to market derivative contracts.

Had Seaboard not applied mark-to-market accounting to its derivative instruments, operating income for this segment would have been lower by $4 million in 2017, remained the same in 2016 and been lower by $5 million in 2015. While management believes its commodity futures, options and foreign exchange contracts are primarily economic hedges of its firm purchase and sales contracts or anticipated sales contracts, Seaboard does not perform the extensive record-keeping required to account for these transactions as hedges for accounting purposes. Accordingly, while the changes in value of the derivative instruments were marked to market, the changes in value of the firm purchase or sales contracts were not. As products are delivered to customers, these existing mark-to-market adjustments should be primarily offset by realized margins or losses as revenue is recognized over time and therefore, these mark-to-market adjustments could reverse in fiscal 2018. Management believes eliminating these mark-to-market adjustments provides a more reasonable presentation to compare and evaluate period-to-period financial results for this segment.

Income from affiliates for the CT&M segment increased by $17 million for the year ended December 31, 2017 compared to 2016. The increase primarily reflected consolidation of an equity method investment that incurred $10 million of losses during 2016. See Note 4 to the consolidated financial statements for further discussion of this affiliate. Based on the uncertainty of local political and economic environments in the countries in which Seaboard’s affiliates operate, management cannot predict future results.

Net sales for the CT&M segment decreased $244 million for the year ended December 31, 2016 compared to 2015. The decrease primarily reflected lower sales prices, resulting from lower commodity prices and the mix of products sold, partially offset by higher volumes in corn and soybeans.

Operating income for the CT&M segment increased $36 million for the year ended December 31, 2016 compared to 2015. The increase primarily reflected higher margins on commodity trades to third parties and affiliates and fluctuations of $5

16 2017 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

million of mark-to-market derivative contracts. Excluding the effects of mark-to-market adjustments for derivatives contracts, operating income increased $41 million.

Loss from affiliates for the CT&M segment decreased $40 million for the year ended December 31, 2016 compared to 2015. The decrease primarily reflected lower operating and currency losses recorded against the investment and lower reserves for notes receivable and advances from an affiliate in Brazil. Seaboard’s loss from this Brazilian affiliate totaled $60 million in 2015 compared to $10 million in 2016. This Brazilian affiliate was consolidated in the fourth quarter of 2016.

Marine Segment

(Millions of dollars)	2017	2016	2015
Net sales	$956	$916	$940
Operating income	$21	$33	$19
Income (loss) from affiliate	$(7)	$1	$2

Net sales for the Marine segment increased $40 million for the year ended December 31, 2017 compared to 2016. The increase was primarily the result of higher volumes in certain markets during 2017 compared to 2016, partially offset by lower cargo rates.

Operating income for the Marine segment decreased $12 million for the year ended December 31, 2017 compared to 2016. The decrease was primarily the result of lower cargo rates and higher fuel costs, partially offset by lower other voyage costs. Management cannot predict changes in future cargo volumes, cargo rates and fuel costs, or to what extent changes in economic conditions in markets served will affect net sales or operating income during 2018. However, management anticipates this segment will have positive operating income for 2018.

Income from affiliates decreased $8 million for the year ended December 31, 2017 compared to 2016 primarily due to an other-than-temporary impairment charge of $6 million related to Seaboard’s equity-method investment in a holding company that owns a start-up terminal operation. See Note 4 to the consolidated financial statements for further information on this affiliate.

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

Sugar Segment

(Millions of dollars)	2017	2016	2015
Net sales	$186	$147	$188
Operating income (loss)	$21	$(12)	$2
Income from affiliates	$1	$2	$1

Net sales for the Sugar segment increased $39 million for the year ended December 31, 2017 compared to 2016. The increase primarily reflected higher volumes and selling prices of alcohol and higher selling prices for sugar, partially offset by lower volumes of sugar sold. Sugar and alcohol sales are denominated in Argentine pesos, and an increase in local sales prices in terms of U.S. dollars was partially offset by exchange rate changes as the Argentine peso continued to weaken against the U.S. dollar in 2017. Management cannot predict local sugar and alcohol prices for 2018, but management anticipates that the Argentine peso will continue to weaken against the U.S. dollar.

Operating income for the Sugar segment increased $33 million for the year ended December 31, 2017 compared to 2016. The increase primarily reflected higher margins from sugar, alcohol and cogeneration primarily related to increased selling prices, partially offset by higher selling, general and administrative costs. During 2016, labor strikes and inclement weather negatively impacted volumes and resulted in a $12 million inventory charge. Based on recent market conditions, management currently cannot predict if this segment will be profitable in 2018.

2017 Annual Report   17

SEABOARD CORPORATION

Management’s Discussion & Analysis

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

Operating income for the Sugar segment decreased $14 million for the year ended December 31, 2016 compared to 2015. The decrease primarily reflected lower sales prices, lower volumes and the $12 million inventory charge, partially offset by reduced selling, general and administrative expenses from decreased personnel-related costs.

Power Segment

(Millions of dollars)	2017	2016	2015
Net sales	$97	$79	$97
Operating income	$9	$7	$7
Income from affiliate	$6	$4	$3

Net sales for the Power segment increased $18 million for the year ended December 31, 2017 compared to 2016. The increase primarily reflected higher spot market rates.

Operating income for the Power segment increased $2 million for the year ended December 31, 2017 compared to 2016 primarily due to higher spot market rates, partially offset by higher fuel costs. Management cannot predict future fuel costs or the extent that spot market rates will fluctuate compared to fuel costs; however, management anticipates positive operating income for this segment in 2018.

Net sales for the Power segment decreased $18 million for the year ended December 31, 2016 compared to 2015. The decrease primarily reflected lower spot market rates, which were attributable primarily to lower fuel costs, a component of pricing.

Operating income for the Power segment was flat for the year ended December 31, 2016 compared to 2015 primarily due to the lower spot market rates being offset by lower fuel costs per kilowatt hour generated and other lower production costs.

Turkey Segment

(Millions of dollars)	2017	2016	2015
Income (loss) from affiliate	$(4)	$73	$103

The Turkey segment, accounted for using the equity method, represents Seaboard’s investment in Butterball. The decrease in income from affiliate for 2017 compared to 2016 was primarily the result of lower prices for turkey products sold, pricing pressure from competing proteins and higher live growing costs. Also, the decrease included the 2017 closure of a further processing plant located in Montgomery, Illinois. Butterball’s closure and subsequent sale in 2018 of the plant, resulted in charges primarily related to impaired fixed assets and accrued severance. Seaboard’s proportionate share of these charges, recognized in income (loss) from affiliates, was $18 million, all of which was recorded in 2017. Management is unable to predict future market prices for turkey products or the cost of feed; however, management anticipates positive income for this segment in 2018.

The decrease in income from affiliate for 2016 compared to 2015 was primarily the result of lower volume and prices for turkey products sold.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses for the year ended December 31, 2017 increased $42 million over 2016 to $317 million. The increase was primarily the result of increased personnel-related costs, including costs related to Seaboard’s deferred compensation program, which were offset by the effect of the mark-to-market on investments recorded in other investment income. As a percentage of revenues, SG&A was 5% for 2017 and 2016.

SG&A expenses for the year ended December 31, 2016 increased $5 million over 2015 to $275 million. The increase was primarily the result of increased costs related to Seaboard’s deferred compensation program, which were offset by the effect of the mark-to-market on investments recorded in other investment income. As a percentage of revenues, SG&A was 5% for 2016 and 2015.

18 2017 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

Interest Expense

Interest expense totaled $29 million, $29 million and $18 million for the years ended December 31, 2017, 2016 and 2015, respectively. The increase in 2016 compared to 2015 primarily related to long-term debt issued in December 2015.

Interest Income

Interest income totaled $15 million, $15 million and $40 million for the years ended December 31, 2017, 2016 and 2015, respectively. The decrease for 2016 compared to 2015 primarily reflected lower interest recognized on customer receivable balances in the Power segment. In December 2015, the Power segment recognized $31 million of interest income related to aged receivable balances. See Note 13 to the consolidated financial statements for further discussion.

Interest Income from Affiliates

Interest income from affiliates totaled $22 million, $24 million and $29 million for the years ended December 31, 2017, 2016 and 2015, respectively, and primarily relates to a Butterball note receivable, which was repaid in December 2017. The decrease for 2016 compared to 2015 primarily reflected the modification of a Butterball note receivable. See Note 4 to the consolidated financial statements for further discussion of the modification.

Other Investment Income (Loss), Net

Other investment income (loss), net totaled $177 million, $69 million and $(5) million for the years ended December 31, 2017, 2016 and 2015, respectively. The increase for 2017 compared to 2016 primarily reflects higher income on short-term investments related to mark-to-market fluctuation and dividends. The increase for 2016 compared to 2015 primarily reflects higher income on short-term investments related to mark-to-market fluctuation and dividends, partially offset by higher losses associated with its investments in refined coal processing plants, of which a portion is offset by tax credits in income tax expense.

Foreign Currency Gains, Net

Foreign currency gains, net totaled $14 million, $2 million and $1 million for the years ended December 31, 2017, 2016 and 2015, respectively. The increase in foreign currency gains, net in 2017 compared to 2016 primarily reflected gains in the euro and British pound on Seaboard’s short-term investments and the Zambian kwacha on Seaboard’s operations, partially offset by losses in the South African rand, among fluctuations of other currency exchange rates in several foreign countries. The increase in foreign currency gains, net in 2016 compared to 2015 primarily reflected gains in the South African rand, partially offset by losses in the Zambian kwacha, among fluctuations of other currency exchange rates in several foreign countries. The political and economic conditions of the countries in which Seaboard operates and does business, along with fluctuations in the value of the U.S. dollar cause volatility in currency exchange rates, which exposes Seaboard to fluctuating foreign currency gains and losses that cannot be predicted by Seaboard. Although Seaboard does not utilize hedge accounting, Seaboard does utilize foreign currency exchange contracts to manage its risks and exposure to foreign currency fluctuations. Management believes gains and losses on commodity transactions, including the mark-to-market effects, of such foreign currency exchange contracts relate to the underlying commodity transactions and classifies such gains and losses in cost of sales. All other gains and losses on foreign currency exchange contracts are included in foreign currency gains (losses), net.

Income Tax Expense

On December 22, 2017, the President of the U.S. signed into law the Tax Cuts and Job Act (the “2017 Tax Act”). The 2017 Tax Act changes U.S. tax law by, among other things, lowering corporate income tax rates, implementing a territorial tax system and imposing a repatriation tax on mandatory deemed repatriated earnings of foreign subsidiaries. The 2017 Tax Act permanently reduces the U.S. corporate income tax rate from a maximum of 35% to a flat 21% rate, effective January 1, 2018. The effective tax rate for 2017 was higher than 2016 primarily due to the enactment of the 2017 Tax Act, partially offset by the expiration of the U.S. biodiesel tax provisions on December 31, 2016 and lower tax credits in 2017. The effective tax rate reflects an increase in Seaboard’s taxes payable resulting from the one-time mandatory deemed repatriation charge and a decrease in value of Seaboard’s deferred tax assets due to the corporate rate decrease from 35% to 21%. This change was partially offset by reduced tax expense resulting from the rate decrease impact on the deferred tax liabilities.

OTHER FINANCIAL INFORMATION

Management does not believe its businesses have been materially adversely affected by inflation. See Note 1 to the consolidated financial statements for a discussion of recently issued accounting standards.

2017 Annual Report   19

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

Allowance for Doubtful Accounts – Seaboard primarily uses a specific identification approach to evaluate the adequacy of this reserve for estimated uncollectible receivables at the consolidated balance sheet date. Changes in estimates, developing trends and other new information can have a material affect on future evaluations. Furthermore, Seaboard’s total current receivables are heavily weighted toward foreign receivables ($343 million or 75% at December 31, 2017), including foreign receivables due from affiliates ($104 million at December 31, 2017), which generally represent more of a collection risk than its domestic receivables. Receivables due from affiliates are generally associated with entities located in foreign countries considered less developed than the U.S. that can experience conditions causing sudden changes to their ability to pay such receivables on a timely basis or in full. Based on various historical experiences, future collections of receivables or lack thereof could result in a material charge or credit to earnings depending on the ultimate resolution of each individual customer past due receivable. Bad debt expense for the years ended December 31, 2017, 2016 and 2015 was $12 million, $15 million and $13 million, respectively.

Valuation of Inventories – Inventories are generally valued at the lower of cost and net realizable value. In determining net realizable value, management makes assumptions regarding estimated sales prices, estimated costs to complete and estimated disposal costs. For commodity trading inventories, when contract performance by a customer becomes a concern, management must also evaluate available options to dispose of the inventory, including assumptions about potential negotiated changes to sales contracts, sales prices in alternative markets in various foreign countries and potentially additional transportation costs. At times, management must consider probability, weighting various viable alternatives, in its determination of the net realizable value of the inventories. These assumptions and probabilities are subjective in nature, and are based on management’s best estimates and judgments existing at the time of preparation. Changes in future market prices or facts and circumstances could result in a material write down in value of inventory or decreased future margins on the sale of inventory.

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

Investments in and Advances to Affiliates and Notes Receivable From Affiliates – Seaboard has numerous investments in and advances to various businesses that it owns 50% or less for a noncontrolling interest and are accounted for using the equity method. In addition, for some of these investments, Seaboard also has notes receivable for loans it provided to these businesses. For the CT&M segment, these investments are primarily in foreign countries, which are less developed than the U.S., and therefore, expose Seaboard to greater financial risks. At certain times when there are ongoing operating losses, local economies are depressed, commodity-based markets are less stable, or foreign governments cause challenging business conditions, the fair value of the equity method investment is evaluated by management. The fair value of these

20 2017 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

investments is not readily determinable as almost all of these investments are not publicly traded. Management will use other methods to determine fair value such as estimated future cash flows, including assumptions on growth rates, for the business and consideration of other local business conditions as applicable. If the fair value of the investment is determined to be less than the carrying value and the decline in value is considered to be other than temporary, an appropriate write down is recorded to income (loss) from affiliates based on the excess of the carrying value over the best estimate of fair value of the investment. In addition, if based on current information and events it is probable that Seaboard will be unable to collect all amounts due according to the contractual terms of the notes receivable from affiliates and an amount can be reasonably estimated, Seaboard will write down the amounts to estimated realizable value. Information and events creating uncertainty about the realization of recorded amounts for notes from affiliates include, but are not limited to, the estimated cash flows generated by the affiliate’s business, the sufficiency of collateral securing the amounts, the creditworthiness of the counterparties involved, and the consideration of other local business conditions as applicable. Changes in facts, circumstances and management’s estimates and judgment could result in a material charge to earnings. See Note 4 to the consolidated financial statements for further discussion on Seaboard’s affiliates.

Income Taxes – Income taxes are determined by management based on current tax regulations in the various worldwide taxing jurisdictions in which Seaboard conducts its business. In various situations, accruals have been made for estimates of the tax effects for certain transactions, business structures, the estimated reversal of timing differences and future projected profitability of Seaboard’s various business units based on management’s interpretation of existing facts, circumstances and tax regulations. The Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 118 to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the 2017 Tax Act. Seaboard has recognized provisional tax impacts related to the mandatory deemed repatriated earnings and the revaluation of deferred tax assets and liabilities and included these amounts in its consolidated financial statements for the year ended December 31, 2017. The ultimate impact may differ from these provisional amounts, possibly materially, due to, among other things, additional analysis, changes in interpretations and assumptions Seaboard has made, additional regulatory guidance that may be issued, and actions Seaboard may take as a result of the 2017 Tax Act. The accounting is expected to be complete when the 2017 U.S. corporate income tax return is filed in 2018. See Note 6 to the consolidated financial statements for further discussion on income taxes.

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

DERIVATIVE INFORMATION

Seaboard is exposed to various types of market risks in its day-to-day operations. Primary market risk exposures result from changing commodity prices, foreign currency exchange rates, interest rates and equity prices. Occasionally derivatives are used to manage all of these overall market risks; however, Seaboard does not perform the extensive record-keeping required to account for derivative transactions as hedges. Management believes it uses derivatives primarily as economic hedges, although they do not qualify as hedges for accounting purposes. Because these derivatives are not accounted for as hedges, fluctuations in the related prices could have a material impact on earnings in any given year. Seaboard also enters into speculative derivative transactions related to its market risks.

Changes in commodity prices affect the cost of necessary raw materials and other inventories, finished product sales and firm sales commitments. Seaboard uses various grain, oilseed and other commodity futures and options purchase contracts to manage certain risks of increasing prices of raw materials and firm sales commitments or anticipated sales contracts. Short sales contracts are then used to offset the open purchase derivatives when the related commodity inventory is purchased in advance of the derivative maturity, effectively offsetting the initial futures or option purchase contract. From time to time, hog futures are used to manage risks of increasing prices of live hogs acquired for processing, and hog futures are used to manage risks of fluctuating prices of pork product inventories and related future sales. Inventories that are

2017 Annual Report   21

SEABOARD CORPORATION

Management’s Discussion & Analysis

sensitive to changes in commodity prices, including carrying amounts at December 31, 2017 and 2016, are presented in Note 3 to the consolidated financial statements. Raw material requirements, finished product sales and firm sales commitments are also sensitive to changes in commodity prices.

Because changes in foreign currency exchange rates affect the cash paid or received on foreign currency denominated receivables and payables, Seaboard manages certain of these risks through the use of foreign currency exchange agreements. Because changes in interest rates affect the cash required to service variable-rate debt, Seaboard sometimes uses interest rate exchange agreements to manage risks of increasing interest rates. During 2010, Seaboard entered into three ten-year interest rate exchange agreements, which involved the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to mitigate the effects of fluctuations in interest rates on variable-rate debt. Seaboard paid a fixed rate and received a variable rate of interest on the three notional amounts of $25 million each. Seaboard terminated these agreements in December 2017. None of these interest rate exchange agreements qualified as hedges for accounting purposes and, accordingly, the changes in fair value of these agreements were recorded in miscellaneous, net in the consolidated statements of comprehensive income.

Equity price risk is the risk that Seaboard may incur losses due to adverse changes in the market prices of the equity securities it holds in its short-term investment portfolio. Market prices for equity securities are subject to fluctuation and may result from perceived changes in the underlying economic characteristics of the investee, the relative price of alternative investments and general market conditions. As of December 31, 2017 and 2016, the fair value of Seaboard’s marketable equity securities was approximately $1 billion and $700 million, respectively.

The following table presents the sensitivity of the fair value of Seaboard’s open net commodity future and option contracts, foreign currency exchange agreements and marketable equity securities to a hypothetical 10% change in market prices, and foreign exchange rates as of December 31, 2017 and December 31, 2016. For all open derivatives, the fair value of such positions is a summation of the fair values calculated for each item by valuing each net position at quoted market prices as of the applicable date.

(Millions of dollars)	December 31, 2017	December 31, 2016
Grains and oilseeds	$18	$8
Energy related resources	2	1
Hogs	1	1
Vegetable oils	—	1
Equity prices	110	71
Foreign currencies	14	17

The table below provides information about Seaboard’s non-trading financial instruments sensitive to changes in interest rates at December 31, 2017. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Long-term variable debt included foreign subsidiary obligations payable in Argentine pesos of $13 million and $16 million at December 31, 2017 and 2016, respectively.

(Millions of dollars)	2018	2019	2020	2021	2022	Thereafter	Total
Long-term debt:
Variable rate	$21	$34	$43	$39	$366	$1	$504
Average interest rate	7.40%	6.15%	5.75%	3.47%	3.22%	15.81%	3.84%

Non-trading financial instruments sensitive to changes in interest rates at December 31, 2016 consisted of variable rate long-term debt totaling $517 million with an average interest rate of 3.09%.

22 2017 Annual Report

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

Management’s Report on Internal Control Over Financial Reporting

The management of Seaboard Corporation and its consolidated subsidiaries (“Seaboard”) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Under the supervision, and with the participation of management and its Internal Audit Department, Seaboard conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation under the framework in Internal Control - Integrated Framework (2013), management concluded that Seaboard’s internal control over financial reporting was effective as of December 31, 2017.

Seaboard’s independent registered public accounting firm, that audited the consolidated financial statements included in the annual report, has issued an audit report on the effectiveness of Seaboard’s internal control over financial reporting. Their report is included herein.

2017 Annual Report   23

SEABOARD CORPORATION

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Seaboard Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Seaboard Corporation and subsidiaries (“the Company”) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 21, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 1959.

Kansas City, Missouri

February 21, 2018

24 2017 Annual Report

SEABOARD CORPORATION

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Seaboard Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Seaboard Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), and our report dated February 21, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Kansas City, Missouri
February 21, 2018

2017 Annual Report   25

SEABOARD CORPORATION

Consolidated Statements of Comprehensive Income

	Years ended December 31,
(Millions of dollars except share and per share amounts)	2017	2016	2015
Net sales:
Products (includes sales to affiliates of $1,123, $993 and $831)	$4,693	$4,334	$4,515
Services revenues (includes sales to affiliates of $7, $8 and $4)	1,009	961	973
Other	107	84	106
Total net sales	5,809	5,379	5,594
Cost of sales and operating expenses:
Products	4,298	3,992	4,244
Services	879	822	866
Other	83	68	88
Total cost of sales and operating expenses	5,260	4,882	5,198
Gross income	549	497	396
Selling, general and administrative expenses	317	275	270
Operating income	232	222	126
Other income (expense):
Interest expense	(29)	(29)	(18)
Interest income	15	15	40
Interest income from affiliates	22	24	29
Income (loss) from affiliates	(7)	81	70
Other investment income (loss), net	177	69	(5)
Foreign currency gains, net	14	2	1
Miscellaneous, net	3	—	(2)
Total other income, net	195	162	115
Earnings before income taxes	427	384	241
Income tax expense	(181)	(70)	(69)
Net earnings	$246	$314	$172
Less: Net loss (income) attributable to noncontrolling interests	1	(2)	(1)
Net earnings attributable to Seaboard	$247	$312	$171

Earnings per common share	$211.01	$266.50	$146.44

Other comprehensive income (loss), net of income tax benefit of $3, $12 and $0:
Foreign currency translation adjustment	(6)	(26)	(34)
Unrealized gain on investments	5	1	—
Unrecognized pension cost	(4)	(1)	9
Other comprehensive loss, net of tax	$(5)	$(26)	$(25)
Comprehensive income	241	288	147
Less: Comprehensive loss (income) attributable to noncontrolling interests	1	(2)	(1)
Comprehensive income attributable to Seaboard	$242	$286	$146

Average number of shares outstanding	1,170,550	1,170,550	1,170,550

Dividends declared per common share	$6.00	$—	$—

See accompanying notes to consolidated financial statements.

26 2017 Annual Report

SEABOARD CORPORATION

Consolidated Balance Sheets

	December 31,
(Millions of dollars except share and per share amounts)	2017	2016
Assets
Current assets:
Cash and cash equivalents	$116	$77
Short-term investments	1,576	1,277
Receivables:
Trade	299	269
Due from affiliates	113	110
Notes receivable from affiliates	7	163
Other	92	99
Total receivables	511	641
Allowance for doubtful accounts	(29)	(14)
Net receivables	482	627
Inventories	780	762
Prepaid expenses	94	44
Other current assets	80	61
Total current assets	3,128	2,848
Net property, plant and equipment	1,077	1,006
Investments in and advances to affiliates	851	773
Goodwill	22	19
Other non-current assets	83	109
Total assets	$5,161	$4,755
Liabilities and Stockholders’ Equity
Current liabilities:
Notes payable to banks	$162	$121
Current maturities of long-term debt	53	17
Accounts payable	256	194
Payables due to affiliates	16	22
Accrued compensation and benefits	118	118
Deferred revenue	47	66
Deferred revenue from affiliates	34	48
Accrued voyage costs	35	52
Accrued commodity inventory	6	35
Other current liabilities	91	112
Total current liabilities	818	785
Long-term debt, less current maturities	482	499
Accrued pension liability	128	121
Deferred income taxes	112	77
Long-term income tax liability	111	—
Other liabilities and deferred credits	102	98
Total non-current liabilities	935	795
Commitments and contingent liabilities
Stockholders’ equity:
Common stock of $1 par value. Authorized 1,250,000 shares; issued and outstanding 1,170,550 shares	1	1
Accumulated other comprehensive loss	(354)	(304)
Retained earnings	3,750	3,465
Total Seaboard stockholders’ equity	3,397	3,162
Noncontrolling interests	11	13
Total equity	3,408	3,175
Total liabilities and stockholders’ equity	$5,161	$4,755

See accompanying notes to consolidated financial statements.

2017 Annual Report   27

SEABOARD CORPORATION

Consolidated Statements of Cash Flows

	Years ended December 31,
(Millions of dollars)	2017	2016	2015
Cash flows from operating activities:
Net earnings	$246	$314	$172
Adjustments to reconcile net earnings to cash from operating activities:
Depreciation and amortization	118	102	91
Deferred income taxes	39	47	(10)
Mandatory deemed repatriation tax	112	—	—
Pay-in-kind interest and accretion on notes receivable from affiliates	(3)	(3)	(17)
Reserve on notes receivable from affiliates	—	16	—
Loss (income) from affiliates	7	(81)	(70)
Dividends received from affiliates	24	53	69
Other investment loss (income), net	(177)	(69)	5
Other, net	(6)	12	5
Changes in assets and liabilities, net of acquisitions:
Receivables, net of allowance	(12)	18	119
Inventories	(21)	6	(35)
Prepaid expenses	(51)	(4)	3
Other current assets	(14)	12	(6)
Current liabilities, exclusive of debt	(25)	23	75
Other, net	8	(19)	15
Net cash from operating activities	245	427	416
Cash flows from investing activities:
Purchase of short-term investments	(767)	(691)	(1,320)
Proceeds from sale of short-term investments	606	710	526
Proceeds from maturity of short-term investments	59	34	29
Capital expenditures	(173)	(158)	(139)
Proceeds from sale of fixed assets	5	47	48
Acquisition of businesses	(54)	(219)	—
Investments in and advances to affiliates, net	(87)	(71)	(119)
Notes receivable issued to affiliates	(2)	(13)	—
Principal payments received on notes receivable from affiliates	167	12	—
Purchase of long-term investments	(12)	(31)	(28)
Other, net	(8)	6	(1)
Net cash from investing activities	(266)	(374)	(1,004)
Cash flows from financing activities:
Notes payable to banks, net	45	(25)	83
Proceeds from long-term debt	38	3	522
Principal payments of long-term debt	(17)	(5)	—
Dividends paid	(7)	—	—
Other, net	(1)	—	—
Net cash from financing activities	58	(27)	605
Effect of exchange rate changes on cash and cash equivalents	2	1	(3)
Net change in cash and cash equivalents	39	27	14
Cash and cash equivalents at beginning of year	77	50	36
Cash and cash equivalents at end of year	$116	$77	$50

See accompanying notes to consolidated financial statements.

28 2017 Annual Report

SEABOARD CORPORATION

Consolidated Statements of Changes in Equity

		Accumulated
		Other
	Common	Comprehensive	Retained	Noncontrolling
(Millions of dollars)	Stock	Loss	Earnings	Interests	Total
Balances, January 1, 2015	$1	$(253)	$2,982	$5	$2,735
Comprehensive income:
Net earnings			171	1	172
Other comprehensive loss, net of tax		(25)			(25)
Balances, December 31, 2015	1	(278)	3,153	6	2,882
Comprehensive income:
Net earnings			312	2	314
Other comprehensive loss, net of tax		(26)			(26)
Addition to noncontrolling interests				5	5
Balances, December 31, 2016	1	(304)	3,465	13	3,175
Adoption of accounting guidance (see Note 11)		(45)	45		—
Comprehensive income:
Net earnings (loss)			247	(1)	246
Other comprehensive loss, net of tax		(5)			(5)
Reduction to noncontrolling interests				(1)	(1)
Dividends on common stock			(7)		(7)
Balances, December 31, 2017	$1	$(354)	$3,750	$11	$3,408

See accompanying notes to consolidated financial statements.

2017 Annual Report   29

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Operations of Seaboard Corporation and its Subsidiaries

Seaboard Corporation and its subsidiaries (“Seaboard”) are a diverse global agribusiness and transportation company. In the United States (“U.S.”), Seaboard is primarily engaged in pork production and processing and ocean transportation. Overseas, Seaboard is primarily engaged in commodity merchandising, grain processing, sugar production and electric power generation. Seaboard also has an interest in a turkey operation. Seaboard Flour LLC and SFC Preferred, LLC, entities owned by the chief executive officer and his family, hold approximately 76% of Seaboard’s outstanding common stock.

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

Short-Term Investments

Short-term investments are retained for future use in the business. Investments held by Seaboard that are categorized as trading securities are reported at their estimated fair value with any unrealized gains and losses included in other investment income (loss), net on the consolidated statements of comprehensive income. Purchases and sales are recorded on a settlement date basis. Gains and losses on sale of investments are generally based on the specific identification method.

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

Inventories

Seaboard uses the lower of last-in, first-out (“LIFO”) cost or market for determining inventory cost of live hogs, fresh pork product and related materials. Grain, flour and feed inventories at foreign milling operations are valued at the lower of weighted average cost and net realizable value. All other inventories are valued at the lower of first-in, first-out (“FIFO”) cost and net realizable value.

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

30 2017 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

according to the contractual terms of the notes receivable from affiliates and an amount can be reasonably estimated, Seaboard will write down the notes receivable to estimated realizable value.

Goodwill and Other Intangible Assets

Goodwill is assessed annually for impairment by each reporting unit at the quarter end closest to the anniversary date of the acquisition, or more frequently if circumstances indicate that impairment is likely. Separable intangible assets with finite lives are amortized over their estimated useful lives. Any one event or a combination of events such as change in the business climate, a negative change in relationships with significant customers and changes to strategic decisions, including decisions to expand made in response to economic or competitive conditions, could require an interim assessment prior to the next required annual assessment. Goodwill is primarily related to the repurchase in 2007 of a noncontrolling interest of Seaboard Foods LLC (“Seaboard Foods”) in the Pork segment for a total of $12 million. Due to acquisitions during 2016 in the Pork segment and CT&M segment, goodwill increased $6 million and $1 million, respectively. Also, the $3 million change in goodwill during 2017 is related to an acquisition in the CT&M segment. Based on the annual assessment conducted by these reporting units during 2017, there were no impairment charges recorded for the year ended December 31, 2017.

Accrued Self-Insurance

Seaboard is self-insured for certain levels of workers’ compensation, health care coverage, property damage, vehicle, product recall and general liability. The cost of these self-insurance programs is accrued based upon estimated settlements for known and anticipated claims. Changes in estimates to previously recorded reserves are reflected in current operating results.

Asset Retirement Obligation

Seaboard has recorded long-lived assets and a related liability for the asset retirement obligation costs associated with the closure of the hog lagoons it is legally obligated to close in the future should Seaboard cease operations or plan to close such lagoons voluntarily in accordance with a changed operating plan. Based on detailed assessments and appraisals obtained to estimate the future asset retirement obligation costs, Seaboard recorded the present value of the projected costs in non-current other liabilities on the consolidated balance sheets with the retirement asset depreciated over the economic life of the related asset. The following table shows the changes in the asset retirement obligation during 2017 and 2016:

	Years ended December 31,
(Millions of dollars)	2017	2016
Beginning balance	$19	$18
Accretion expense	2	1
Liability for additional lagoons placed in service	1	—
Ending balance	$22	$19

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Revenue Recognition

As a result of a marketing agreement with Triumph Foods, LLC (“Triumph”) and Seaboard Triumph Foods, LLC (“STF”), Seaboard’s sales prices for its pork products included in product revenues are primarily based on a margin sharing arrangement that considers the average sales price and mix of products sold from Seaboard’s, Triumph’s and STF’s hog processing plants. Seaboard earns a fee for marketing the pork products of Triumph and STF, and recognizes this fee as service revenue. Revenues for the CT&M segment are recognized when the commodity is delivered to the customer, collection is reasonably assured and the sales price is fixed or determinable. Revenues for cargo services in the Marine segment are recognized ratably over the transit time for each voyage, with expenses associated with cargo services recognized as incurred. Revenues for all other commercial exchanges are recognized at the time products are shipped or delivered in accordance with shipping terms or services rendered, the customer takes ownership and assumes risk of loss, collection is reasonably assured and the sales price is fixed or determinable.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the

2017 Annual Report   31

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

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

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, management considers all demand deposits, overnight investments and other investments with original maturities less than three months as cash equivalents. The following table shows the cash paid for interest and income taxes:

	Years ended December 31,
(Millions of dollars)	2017	2016	2015
Interest, net of interest capitalized	$30	$29	$17
Income taxes, net of refunds	32	31	60

Supplemental Non-Cash Transactions

Seaboard had notes receivable from affiliates that accrued pay-in-kind interest income, primarily from one affiliate. On January 4, 2016, the interest on this note receivable was modified to eliminate future pay-in-kind interest as discussed in Note 4. Non-cash, pay-in-kind interest income and accretion of discount recognized on these notes receivable for the years ended December 31, 2017, 2016 and 2015 was $3 million, $3 million and $17 million, respectively.

On October 28, 2016, Seaboard obtained control of Belarina Alimentos S.A., a flour production business in Brazil (“Belarina”). No cash or other consideration was transferred to the other shareholder whose ownership was diluted through revision of the shareholders agreement to restructure the affiliate debt and equity of Belarina. See Note 12 for the purchase price allocation table and other details.

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

Seaboard’s Sugar segment, four consolidated subsidiaries (CT&M segment businesses in Brazil, Canada, Guyana and Zambia) and eleven non-controlled, non-consolidated affiliates (a Marine segment business in Jamaica and CT&M segment businesses in Australia, Botswana, Colombia, Jamaica, Kenya, Lesotho, Morocco, South Africa, Turkey and Zambia) use local currency as their functional currency. Assets and liabilities of these subsidiaries are translated to U.S. dollars at year-end exchange rates, and income and expenses are translated at average rates. Translation gains and losses are recorded as components of other comprehensive income (loss). For the consolidated subsidiaries and non-consolidated affiliates, U.S. dollar denominated net asset or liability conversions to the local currency are recorded through income.

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

Seaboard uses derivative instruments to manage various types of market risks, primarily including commodity futures and option contracts, foreign currency exchange agreements, interest rate exchange agreements and equity future contracts.

32 2017 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

While management believes each of these instruments primarily are entered into in order to effectively manage various market risks, as of December 31, 2017, none of the derivatives were designated and accounted for as hedges, primarily as a result of the extensive record-keeping requirements. From time to time, Seaboard also enters into speculative derivative transactions not directly related to its raw material requirements.

Recently Issued Accounting Standards Adopted

On December 31, 2017, Seaboard early adopted guidance to simplify the test for goodwill impairment by eliminating Step 2 from the goodwill impairment test. Under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, under the new guidance, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The adoption of this new guidance did not have a material impact on Seaboard’s financial position or net earnings.

On January 1, 2017, Seaboard adopted guidance to simplify the subsequent measurement of inventory, excluding inventory measured using LIFO or the retail inventory method. Under the new standard, inventory is valued at the lower of cost and net realizable value. The adoption of this new guidance did not have a material impact on Seaboard’s financial position or net earnings.

Recently Issued Accounting Standards Not Yet Adopted

In March 2017, the Financial Accounting Standards Board (“FASB”) issued guidance that will require the service cost component of net periodic benefit cost to be presented in the same income statement line item as other employee compensation costs arising from services rendered during the period. Only the service cost component will be eligible for capitalization in inventory. The other components of net periodic benefit cost will be presented outside of operating income and will not be capitalizable. Seaboard will adopt this guidance on January 1, 2018, and believes the adoption of this guidance will not have a material impact on its financial position or net earnings.

In February 2016, the FASB issued guidance that a lessee should record a right-of-use (“ROU”) asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The recognition, measurement, and presentation of expenses and cash flows arising from a financing lease have not significantly changed from the previous guidance. For operating leases, a lessee is required to: (1) recognize a ROU asset and a lease liability, initially measured at the present value of the lease payments, in the balance sheet, (2) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis and (3) classify all cash payments within operating activities in the statement of cash flows. Seaboard will adopt this guidance on January 1, 2019, for all consolidated subsidiaries. In transition, lessees are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach, which includes a number of optional practical expedients that entities may elect to apply. Seaboard is in the preliminary stages of its assessment of the effect the guidance will have on its existing accounting policies and the consolidated financial statements, but expects there will be an increase in assets and liabilities on the consolidated balance sheets at adoption due to the recording of ROU assets and corresponding lease liabilities, which will likely be material. See Note 10 for information about Seaboard’s lease obligations.

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

In May 2014, the FASB issued guidance to develop a single, comprehensive revenue recognition model for all contracts with customers. This guidance requires an entity to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods and services. This guidance supersedes nearly all existing revenue recognition guidance under GAAP. Seaboard will adopt this guidance on January 1, 2018, using the cumulative effect transition method, where any cumulative effect of initially adopting the guidance is recognized at the date of adoption. Based on management’s current assessment, the majority of

2017 Annual Report   33

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Seaboard’s revenue arrangements generally consist of a single performance obligation to transfer promised goods or services. Seaboard believes the adoption of this guidance will not have a material impact on its financial position or net earnings, although it anticipates expansion of consolidated financial statement disclosures in order to comply with the guidance.

Note 2 - Investments

The following is a summary of the amortized cost and estimated fair value of short-term investments categorized as trading securities at the end of each year:

	December 31, 2017		December 31, 2016
	Amortized	Fair	Amortized	Fair
(Millions of dollars)	Cost	Value	Cost	Value
Domestic equity securities	619	752	444	482
Domestic debt securities held in mutual funds/ETFs/U.S. Treasuries	438	439	437	437
Foreign equity securities	266	319	198	199
Collateralized loan obligations	29	29	25	26
High yield securities	20	21	114	115
Money market funds held in trading accounts	10	10	13	13
Other trading securities	5	6	5	5
Total trading short-term investments	$1,387	$1,576	$1,236	$1,277

The change in unrealized gains (losses) related to trading securities still held at the end of the respective reporting period was $146 million, $49 million and $(12) million for the years ended December 31, 2017, 2016 and 2015, respectively.

Seaboard had $114 million of equity securities denominated in foreign currencies at December 31, 2017, with $48 million in euros, $25 million in Japanese yen, $20 million in the British pound, $6 million in the Swiss franc and the remaining $15 million in various other currencies. Seaboard had $91 million of equity securities denominated in foreign currencies at December 31, 2016, with $35 million in euros, $20 million in Japanese yen, $16 million in the British pound, $6 million in the Swiss franc and the remaining $14 million in various other currencies. Also, money market funds included less than $1 million and $1 million denominated in various foreign currencies at December 31, 2017 and 2016, respectively.

Subsequent to year-end, Seaboard sold $314 million of its domestic debt securities to fund an acquisition in January 2018. See Note 12 for further information on this acquisition.

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

Seaboard had $6 million and $28 million of cost method investments classified in other non-current assets on the consolidated balance sheets as of December 31, 2017 and 2016, respectively. During 2017, Seaboard increased its ownership interest in a grain trading and poultry business in Morocco to 19.4%, which resulted in the original $18 million being reclassified as an equity method investment.

34 2017 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 3 - Inventories

The following table is a summary of inventories at the end of each year:

	December 31,
(Millions of dollars)	2017	2016
At lower of LIFO cost or market:
Live hogs and materials	$313	$273
Fresh pork and materials	28	34
	341	307
LIFO adjustment	(31)	(21)
Total inventories at lower of LIFO cost or market	310	286
At lower of FIFO cost and net realizable value:
Grains, oilseeds and other commodities	253	279
Sugar produced and in process	38	30
Other	90	62
Total inventories at lower of FIFO cost and net realizable value	381	371
Grain, flour and feed at lower of weighted average cost and net realizable value	89	105
Total inventories	$780	$762

The use of the LIFO method decreased 2017 net earnings $6 million ($5.40 per common share) and increased 2016 and 2015 net earnings $5 million ($3.92 per common share), and $5 million ($4.39 per common share), respectively. If the FIFO method had been used for certain inventories of the Pork segment, inventories would have been higher $31 million and $21 million as of December 31, 2017 and 2016, respectively.

Note 4 - Investments in and Advances to Affiliates and Notes Receivable from Affiliates

Seaboard has several investments in and advances to non-controlled, non-consolidated affiliates that are all accounted for using the equity method of accounting. Financial information from certain foreign affiliates is reported on a one- to three-month lag, depending on the specific entity.

The Turkey segment represents Seaboard’s 50% noncontrolling voting interest in Butterball, LLC (“Butterball”). Butterball is a vertically integrated producer, processor and marketer of branded and non-branded turkey products. As of December 31, 2017, Butterball had intangible assets of $111 million for trade name and $74 million for goodwill.

In connection with its initial investment in Butterball in December 2010, Seaboard provided Butterball with a $100 million unsecured subordinated loan (the “subordinated loan”) with a seven-year maturity and interest of 15% per annum, comprised of 5% payable in cash semi-annually, plus 10% pay-in-kind interest, compounded semi-annually, which accumulated and was paid at maturity. Also in connection with providing the subordinated loan, Seaboard received detachable warrants, which upon exercise for a nominal price, would enable Seaboard to acquire an additional 5% equity interest in Butterball. In January 2016, the interest on the subordinated loan was modified to 10% per annum, payable in cash semi-annually and the warrants were also modified, whereby Seaboard can exercise these warrants at any time after December 31, 2018 or prior to December 31, 2025 after which time the warrants expire. Butterball has the right to repurchase the warrants for fair market value. The warrant agreement essentially provides Seaboard with a 52.5% economic interest, as these warrants are in substance an additional equity interest. Therefore, Seaboard records 52.5% of Butterball’s earnings as income from affiliates in the consolidated statements of comprehensive income. However, all significant corporate governance matters would continue to be shared equally between Seaboard and its partner in Butterball even if the warrants were exercised, unless Seaboard already owned a majority of the voting rights at the time of exercise. The warrants qualify for equity treatment under accounting standards. Accordingly, as of December 2010, the warrants were allocated a value of $11 million, classified as investments in and advances to affiliates on the consolidated balance sheets, and the subordinated loan was allocated a discounted value of $89 million, classified as notes receivable from affiliates on the consolidated balance sheets, of the total $100 million subordinated financing discussed above. The discount on the subordinated loan was being accreted monthly in interest income from affiliates through the maturity date of December 6, 2017. In December 2017, Butterball fully repaid the outstanding note receivable balance of $164 million and accrued pay-in-kind interest of $6 million to Seaboard. At December 31, 2016, the recorded balance of this note receivable was $161 million.

2017 Annual Report   35

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

During 2011, Seaboard provided a term loan of $13 million to Butterball to pay off capital leases for certain fixed assets that originally were financed with third parties. The effective interest rate on this term loan is approximately 12% and originally matured on January 31, 2018. Due to a pending property sale, Seaboard granted a six-month extension on the maturity of this note to July 31, 2018. As of December 31, 2017 and 2016, the balance of the term loan included in notes receivable from affiliates was $4 million and $8 million, respectively.

In 2017, Butterball closed its further processing plant in Montgomery, Illinois, resulting in charges primarily related to impaired fixed assets and accrued severance. Seaboard’s proportionate share of these charges, recognized in income (loss) from affiliates, was $18 million in 2017, of which $6 million was during the fourth quarter related to further impaired fixed assets on the pending sale of the plant that occurred in January 2018.

Butterball had operating income in 2017, 2016 and 2015 of $15 million, $162 million and $231 million, respectively, and other condensed financial information for each of Seaboard’s years ended was as follows:

Turkey Segment	December 31,
(Millions of dollars)	2017	2016	2015
Net sales	$1,670	$1,813	$1,902
Net income (loss)	$(8)	$139	$195
Total assets	$999	$1,154	$1,087
Total liabilities	$400	$529	$541
Total equity	$599	$625	$546

The Pork segment has a 50% noncontrolling interest in Daily’s Premium Meats, LLC (“Daily’s”) and STF. Daily’s produces and markets raw and pre-cooked bacon and ham at its three further processing plants located in Utah, Montana and Missouri. Seaboard, STF and Triumph, the other partner, each supply raw product to Daily’s. STF operates a new pork processing plant in Iowa, which began operations in September 2017. Seaboard and Triumph formed STF in May 2015 with equal ownership of 50%. In connection with the development and operation of the plant, Seaboard contributed $73 million, $51 million and $26 million during 2017, 2016 and 2015, respectively. Also, Seaboard agreed to provide a portion of the hogs to be processed at the plant. The Pork segment currently has a business relationship with Triumph under which Seaboard markets substantially all of the pork products produced at Triumph’s plant in Missouri and STF’s plant in Iowa. In addition to supplying raw materials and providing marketing services to these affiliates, the Pork segment also transferred fixed assets and other costs totaling $14 million in 2017 related to an enterprise resource planning system that is used by Seaboard, Triumph, Daily’s and STF.

Combined condensed financial information of these entities for each of Seaboard’s years ended was as follows:

Pork Segment	December 31,
(Millions of dollars)	2017	2016	2015
Net sales	$441	$319	$295
Net income (loss)	$(21)	$22	$22
Total assets	$596	$364	$247
Total liabilities	$138	$14	$17
Total equity	$458	$350	$230

The CT&M segment has noncontrolling interests in foreign businesses conducting flour, maize and feed milling, baking operations, poultry production and processing, and agricultural commodity trading businesses. As of December 31, 2017, the location and percentage ownership of CT&M’s affiliates were as follows: Botswana (49%), Democratic Republic of Congo (“DRC”) (50%), Gambia (50%), Kenya (35%-49%), Lesotho (50%), Morocco (17.7%-19.4%), Nigeria (25%-48.33%), South Africa (30%-50%), Tanzania (49%) and Zambia (49%) in Africa, Colombia (40%-42%), Ecuador (25%-50%), Guyana (50%), and Peru (50%) in South America, Jamaica (50%) and Haiti (23.33%) in the Caribbean, Turkey (25%) in Europe, Australia (22.5%-25%), Canada (45%), and United States (35.42%). Seaboard generally is the primary provider of choice for grains, feed and supplies purchased by these non-controlled affiliates. As Seaboard conducts its agricultural commodity trading business with third parties, consolidated subsidiaries and affiliates on an interrelated basis, cost of sales on affiliates cannot be clearly distinguished without making numerous assumptions, primarily with respect to mark-to-market accounting for commodity derivatives.

During 2017, the CT&M segment invested an additional $7 million in a grain trading and poultry business in Morocco. This investment increased Seaboard’s ownership interest in that business to 19.4% and, as a result, Seaboard changed its

36 2017 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

accounting method from the cost method to equity method effective on the date of the additional investment. This investment is reported on a three-month lag basis, and therefore Seaboard’s first proportionate share of earnings from this investment was recognized in the third quarter of 2017.

The CT&M segment has a 50% noncontrolling interest in a bakery located in the DRC. Seaboard’s investment balance is zero. As part of its original investment, Seaboard has an interest bearing long-term note receivable from this affiliate that had a principal and interest balance of approximately $15 million and $19 million, net of reserves, at December 31, 2017 and 2016, respectively, all classified as long-term in other non-current assets given uncertainty of the timing of payments in the future. The note receivable is 50% guaranteed by the other shareholder in the entity. Based on continued operating losses and revised cash flow forecasts, Seaboard reserved $16 million in bad debt expense within selling, general and administrative expenses in the consolidated statement of comprehensive income for the year ended December 31, 2016. There was no tax benefit from this transaction. Beginning with the third quarter of 2017, Seaboard recorded this entity’s current period losses of $4 million against the note receivable. In September 2017, Seaboard reached an agreement to amend the note to further extend the term and match payments to cash flow estimates. If the future long-term cash flows of this bakery do not improve, more of the recorded value of the note receivable from affiliate could be deemed uncollectible in the future, which could result in a further charge to earnings.

The CT&M segment had a 50% noncontrolling interest in Belarina, a flour production business in Brazil, which it accounted for using the equity method of accounting prior to October 28, 2016, the date Seaboard obtained 98% of the equity ownership and control of Belarina. Seaboard accounted for this transaction as a business combination achieved in stages as discussed further in Note 12 to the consolidated financial statements. As an equity method affiliate, Seaboard had contributed a total of $63 million in investments and advances and a $13 million long-term loan, including investment and advances and pay-in-kind interest accretion totaling $14 million and $29 million for the years ended December 31, 2016 and 2015, respectively. Seaboard recorded total losses from affiliate, which included reserves, of $10 million and $60 million related to this investment in 2016 and 2015, respectively, and currency translation adjustment gains (losses) included in other comprehensive income (loss) of $(4) million and $5 million, respectively. Due to the extent of these losses, Seaboard had previously fully reserved all advances and long-term receivable, and as such, Seaboard’s investment, advances and long-term note receivable were zero as of December 31, 2015. Seaboard also had a gross trade receivable due from Belarina related to sales of grain and supplies of $17 million as of December 31, 2015, net of a reserve of $9 million based on an analysis of collectability and working capital. The net trade receivable balance was effectively settled as the entity is now consolidated.

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

At December 31, 2017, Seaboard’s carrying value of certain of CT&M segment’s investments in affiliates was more than its share of the affiliates’ book value by $49 million. The excess is attributable primarily to the valuation of property, plant and equipment and intangible assets. The amortizable assets are being amortized to income (loss) from affiliates over the remaining life of the assets. Combined condensed financial information of these entities for each of Seaboard’s years ended was as follows:

Commodity Trading and Milling Segment	December 31,
(Millions of dollars)	2017	2016	2015
Net sales	$2,907	$2,871	$2,321
Net income (loss)	$23	$(6)	$(52)
Total assets	$1,793	$1,201	$1,265
Total liabilities	$1,150	$734	$809
Total equity	$643	$467	$456

2017 Annual Report   37

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The Marine segment has a 21% noncontrolling interest in a cargo terminal business in Jamaica and a 36% noncontrolling interest in a holding company that owns a Caribbean start-up terminal operation after investing $7 million of cash and converting an $8 million note receivable to equity during 2016. During 2017, the holding company’s terminal operations encountered the loss of a customer and defaulted on certain third-party debt obligations. In addition, third-party engineering studies identified significant unexpected construction modifications needed for the terminal operation. As a result, Seaboard evaluated its investment in affiliate and receivables for impairment and recorded a $5 million charge on its investment, a $1 million charge on its convertible note receivable and a $3 million allowance on its affiliate receivables. The holding company is investigating various strategic alternatives, such as additional capital calls, restructuring of the third-party debt and restructuring of the affiliate equity and receivables, which includes the deferral of all affiliated receivable payments until such future time as cash flow is sufficient to pay all third-party debt. If future long-term cash flows do not improve, there is a possibility that there could be additional charges. Both investments are reported on a three-month lag. At December 31, 2017, Seaboard’s carrying value of certain of Marine segment’s investments in affiliates was less than its share of the affiliates’ book value by $26 million. The difference is attributable primarily to the valuation of property, plant and equipment and impairments taken by Seaboard, but not the respective entity. Combined condensed financial information of these entities for each of Seaboard’s years ended was as follows:

Marine Segment	December 31,
(Millions of dollars)	2017	2016	2015
Net sales	$58	$47	$38
Net income	$5	$7	$11
Total assets	$229	$277	$148
Total liabilities	$114	$109	$30
Total equity	$115	$168	$118

The Sugar segment has two noncontrolling interests in sugar-related businesses in Argentina (46% and 50%, respectively). Combined condensed financial information of these entities for each of Seaboard’s years ended was as follows:

Sugar Segment	December 31,
(Millions of dollars)	2017	2016	2015
Net sales	$10	$10	$9
Net income	$2	$3	$2
Total assets	$10	$10	$9
Total liabilities	$2	$2	$2
Total equity	$8	$8	$7

The Power segment has a 29.9% noncontrolling interest in an electricity generating facility and two smaller energy-related businesses (45% and 50%, respectively), all in the Dominican Republic. During the second quarter of 2015, Seaboard invested an additional $10 million in a business operating a 300 megawatt electricity generating facility in the Dominican Republic that increased Seaboard's ownership interest to 29.9% from less than 20% and changed its method of accounting from a cost method investment to an equity method investment. This change in accounting required Seaboard at the time to present its prior period financial results to reflect the equity method of accounting from the date of the initial investment. Combined condensed financial information of these entities for each of Seaboard’s years ended was as follows:

Power Segment	December 31,
(Millions of dollars)	2017	2016	2015
Net sales	$105	$146	$141
Net income	$23	$14	$12
Total assets	$265	$261	$327
Total liabilities	$145	$175	$219
Total equity	$120	$86	$108

38 2017 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 5 - Net Property, Plant and Equipment

The following table is a summary of property, plant and equipment at the end of each year:

	Useful				December 31,
(Millions of dollars)	Lives				2017	2016
Land and improvements	3	-	15	years	$224	$214
Buildings and improvements			30	years	525	486
Machinery and equipment	3	-	20	years	1,253	1,142
Vessels and vehicles	3	-	18	years	136	140
Office furniture and fixtures			5	years	34	32
Construction in progress					56	58
					2,228	2,072
Accumulated depreciation and amortization					(1,151)	(1,066)
Net property, plant and equipment					$1,077	$1,006

Seaboard’s capitalized interest on construction in progress projects was $4 million and $4 million for the years ended December 31, 2017 and 2016, respectively.

Note 6 - Income Taxes

On December 22, 2017, the President of the U.S. signed into law the Tax Cuts and Job Act (the “2017 Tax Act”). The 2017 Tax Act changes U.S. tax law by, among other things, lowering corporate income tax rates, implementing a territorial tax system and imposing a repatriation tax on mandatory deemed repatriated earnings of foreign subsidiaries. The 2017 Tax Act permanently reduces the U.S. corporate income tax rate from a maximum of 35% to a flat 21% rate, effective January 1, 2018. In December 2017, the Securities and Exchange Commission (“SEC”) issued guidance that permits the use of provisional amounts when the necessary information is not available, prepared or analyzed in reasonable detail to complete the accounting for certain income tax effects of the 2017 Tax Act. Seaboard has recognized the provisional tax impacts related to mandatory deemed repatriated earnings and the revaluation of deferred tax assets and liabilities in its consolidated financial statements for the year ended December 31, 2017. The ultimate impact may differ, possibly materially, from these provisional amounts due to, among other things, additional analysis, changes in interpretations and assumptions Seaboard has made, additional regulatory guidance that may be issued, and actions Seaboard may take as a result of the 2017 Tax Act. The accounting is expected to be complete during the fourth quarter of 2018 when the 2017 U.S. corporate income tax return is filed.

Beginning in 2018, the 2017 Tax Act also imposes two new U.S. tax base erosion provisions, the global intangible low-taxed income (“GILTI”) provision and the base-erosion and anti-abuse tax (“BEAT”) provision. Seaboard will account for the GILTI and BEAT taxes in the period incurred, and therefore has not provided any deferred tax impacts in its consolidated financial statements for the year ended December 31, 2017.

Income taxes attributable to continuing operations for the years ended December 31, 2017, 2016 and 2015 differed from the amounts computed by applying the statutory U.S. Federal income tax rate of 35% to earnings before income taxes excluding noncontrolling interests for the following reasons:

	Years ended December 31,
(Millions of dollars)	2017	2016	2015
Computed “expected” tax expense excluding noncontrolling interests	$150	$134	$84
Adjustments to tax expense attributable to:
Foreign tax differences	(22)	(14)	22
Tax-exempt income	—	(15)	(11)
State income taxes, net of federal benefit	9	5	1
Repatriation tax	112	—	—
Effect on deferreds of federal rate reduction	(47)	—	—
Federal tax credits	(18)	(31)	(16)
Domestic manufacturing deduction	(2)	(5)	(8)
Other	(1)	(4)	(3)
Total income tax expense	$181	$70	$69

2017 Annual Report   39

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Certain of Seaboard's foreign operations are subject to no income tax or a tax rate that is lower than the U.S. corporate tax rate. Fluctuation of earnings or losses incurred from certain foreign operations conducting business in these jurisdictions impact the mix of taxable earnings for each fiscal year.

Earnings before income taxes consisted of the following:

	Years ended December 31,
(Millions of dollars)	2017	2016	2015
United States	$273	$272	$196
Foreign	155	110	44
Total earnings excluding noncontrolling interests	428	382	240
Net loss (income) attributable to noncontrolling interests	1	(2)	(1)
Total earnings before income taxes	$427	$384	$241

The components of total income taxes were as follows:

	Years ended December 31,
(Millions of dollars)	2017	2016	2015
Current:
Federal	$118	$(1)	$52
Foreign	19	21	20
State and local	2	7	6
Deferred:
Federal	20	36	(14)
Foreign	10	4	8
State and local	12	3	(3)
Income tax expense	181	70	69
Unrealized changes in other comprehensive loss	(3)	(12)	—
Total income taxes	$178	$58	$69

At December 31, 2017, Seaboard recorded its estimated tax on mandatory deemed repatriated earnings consisting of $111 million of long-term income tax liability, payable over eight years, and $1 million of income taxes payable. As of December 31, 2017 and 2016, Seaboard had income taxes receivable of $51 million and $48 million, respectively, primarily related to domestic tax jurisdictions, and had income taxes payable of $3 million and $6 million, respectively, primarily related to foreign tax jurisdictions.

Components of the net deferred income tax liability at the end of each year were as follows:

	December 31,
(Millions of dollars)	2017	2016
Deferred income tax liabilities:
Depreciation	$92	$112
Domestic partnerships	92	69
LIFO	3	10
Cash basis farming adjustment	5	9
Other	17	18
	$209	$218
Deferred income tax assets:
Reserves/accruals	$61	$83
Deferred earnings of foreign subsidiaries	24	45
Net operating and capital loss carry-forwards	51	50
Tax credit carry-forwards	14	13
Other	6	8
	156	199
Valuation allowance	59	58
Net deferred income tax liability	$112	$77

40 2017 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

As of December 31, 2017 and 2016, Seaboard had $18 million and $13 million, respectively, in total unrecognized tax benefits all of which, if recognized, would affect the effective tax rate. Seaboard does not have any material uncertain tax positions in which it is reasonably possible that the total amounts of the unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. The following table is a reconciliation of the beginning and ending amount of unrecognized tax benefits:

(Millions of dollars)	2017	2016
Beginning balance at January 1	$13	$7
Additions for uncertain tax positions of prior years	3	6
Additions for uncertain tax positions of current year	3	2
Lapse of statute of limitations	(1)	(2)
Ending balance at December 31	$18	$13

Seaboard accrues interest related to unrecognized tax benefits and penalties in income tax expense and had approximately $3 million and $2 million accrued for the payment of interest and penalties at December 31, 2017 and 2016, respectively.

Seaboard’s tax returns are regularly audited by federal, state and foreign tax authorities, which may result in material adjustments. Seaboard’s 2013 through 2015 U.S. income tax returns are currently under Internal Revenue Service examination. Tax years prior to 2013 are generally no longer subject to U.S. tax assessment. In Seaboard’s major non-U.S. jurisdictions, including Argentina and the Dominican Republic, tax years are typically subject to examination for three to six years.

As of December 31, 2017, Seaboard provisionally provided for U.S. Federal income tax on $1,279 million of undistributed earnings from foreign operations in conjunction with the 2017 Tax Act.  Historically, Seaboard has considered substantially all foreign profits as being permanently invested in its foreign operations, including all cash and short-term investments held by foreign subsidiaries. Seaboard intends to continue permanently reinvesting these funds outside the U.S. as current plans do not demonstrate a need to repatriate them to fund Seaboard’s U.S. operations and therefore, Seaboard has not recorded deferred taxes for state or foreign withholding taxes that would result upon repatriation to the U.S. Determination of the tax that might be paid on unremitted earnings if eventually remitted is not practical. If Seaboard decided at a later date to repatriate these permanently reinvested earnings to the U.S., Seaboard would be required to provide for the net tax effects on these amounts.

Management believes Seaboard’s future taxable income will be sufficient for full realization of the net deferred tax assets. The valuation allowance relates to the tax benefits from foreign net operating losses and tax credits. Management does not believe these benefits are more likely than not to be realized due to limitations imposed on the utilization of these losses and credits. At December 31, 2017, Seaboard had foreign net operating loss carry-forwards of approximately $160 million, a portion of which expire in varying amounts between 2018 and 2033, while others have indefinite expiration periods. At December 31, 2017, Seaboard had state and foreign tax credit carry-forwards of approximately $16 million, net of valuation allowance, all of which carry-forward indefinitely.

Subsequent to December 31, 2017, Seaboard elected to change the tax status of a wholly owned subsidiary from a partnership to a corporation. This change in tax status will result in an estimated $39 million of additional tax expense and additional deferred tax liabilities that Seaboard will recognize in its first quarter 2018 consolidated financial statements.

Seaboard has certain investments in various limited partnerships as a limited partner that are expected to enable Seaboard to obtain certain tax credits. The balance of the low income housing investments recognized on the consolidated balance sheets as of December 31, 2017 and 2016 was $7 million and $8 million, respectively. Seaboard uses the proportional amortization method of accounting for all of its qualified affordable housing project investments by amortizing the initial cost of the investment in proportion to the income tax credits received and recognizing as a component of income tax expense. Seaboard also has invested in two limited liability companies that operate refined coal processing plants that generate federal income tax credits based on production levels. Seaboard began investing in the Oklahoma plant in February 2015 and the Nebraska plant in January 2016 for total contributions of $10 million, $14 million and $9 million during 2017, 2016 and 2015, respectively. Seaboard’s funding commitments vary depending on production. See Note 10 for Seaboard’s estimate of its funding commitment for both plants. Additionally, Seaboard invested $10 million during 2016 in two limited liability companies that operate solar energy production facilities that generate investment tax credits. These other alternative investments are accounted for using the equity method of accounting.

On December 18, 2015, the Protecting Americans from Tax Hikes Act of 2015 (the “2015 Tax Act”) was signed into law. The 2015 Tax Act reinstated and made permanent certain expired corporate income tax provisions that impact current and

2017 Annual Report   41

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

deferred taxes for financial reporting purposes. The annual effects of the provisions in this law on current and deferred tax assets and liabilities for Seaboard were recorded in the fourth quarter of 2015. The impact was a tax benefit of $13 million, or $10.92 per common share, primarily related to certain income tax credits. In addition to this amount was a credit of $17 million, or $14.88 per common share, for the 2015 Federal blender’s credits (extended by the 2015 Tax Act through December 31, 2016) that was recognized as revenues in the fourth quarter of 2015. There was no tax expense on these transactions. Since the 2015 Tax Act extended the provisions through December 31, 2016, revenue was recognized ratably throughout 2016. The Federal blender’s credits were not renewed during 2017, but in February 2018 were retroactively extended by Congress for 2017. Seaboard will recognize approximately $42 million of Federal blender’s credits as revenue in the first quarter of 2018.

Note 7 - Notes Payable and Long-Term Debt

Notes payable under uncommitted credit lines was $162 million and $121 million at December 31, 2017 and 2016, respectively. Of the $162 million outstanding at December 31, 2017, $115 million related to foreign subsidiaries, with $72 million denominated in South African rand, $30 million denominated in Argentine pesos and $5 million denominated in Zambian kwacha. The weighted average interest rate for outstanding notes payable was 10.48% and 14.88% at December 31, 2017 and 2016, respectively. As of December 31, 2017, Seaboard had uncommitted lines of credit totaling $377 million, of which $327 million related to foreign subsidiaries. The notes payable under the credit lines are unsecured and do not require compensating balances. Facility fees on these agreements are not material.

Seaboard has a $100 million committed line of credit with Wells Fargo Bank, National Association (“Wells Fargo”) that matures on September 28, 2018. Interest is computed at LIBOR plus 0.50%, and Seaboard incurs an unused commitment fee of 0.09% per annum. This line of credit is secured by certain short-term investments. The line of credit is subject to standard representations and covenants. There was no outstanding balance as of December 31, 2017. At December 31, 2017, Seaboard’s borrowing capacity under its uncommitted and committed lines of credit was reduced by $162 million drawn and $3 million of letters of credit.

The following table is a summary of long-term debt at the end of each year:

	December 31,
(Millions of dollars)	2017	2016
Term Loan due 2022	$484	$497
Foreign subsidiary obligations due 2018 through 2023	52	20
Total long-term debt at face value	536	517
Current maturities of long-term debt and unamortized discount	(54)	(18)
Long-term debt, less current maturities and unamortized discount	$482	$499

Seaboard entered into a Term Loan Credit Agreement dated December 4, 2015 (“Credit Agreement”) with CoBank, ACB, Farm Credit Services of America, PCA, and the lenders party thereto, pursuant to which Seaboard Foods obtained a $500 million unsecured term loan (“Term Loan”). Seaboard received proceeds of $499 million, net of a $1 million discount, which will be amortized to interest expense using the effective interest method. Seaboard has guaranteed all obligations of Seaboard Foods under the Term Loan. The Term Loan provides for quarterly payments of the principal balance pursuant to the amortization schedule included in the Credit Agreement, with the balance due on the maturity date, December 4, 2022. The Term Loan bears interest at fluctuating rates based on various margins over a base rate (defined as the highest of (a) the prime rate, (b) the federal funds effective rate plus 0.50% per annum, or (c) an adjusted LIBOR rate for an interest period of one month on such day plus 1.00% per annum) or LIBOR, at the option of Seaboard Foods. The interest rate was 3.20% and 2.40% at December 31, 2017 and 2016, respectively.

The Term Loan requires, among other terms, the maintenance of certain ratios involving a maximum debt to capitalization ratio, which shall not exceed 50% at the end of any fiscal quarter, and minimum tangible net worth, as defined, of not less than $2 billion plus 25% of cumulative consolidated net income. The Term Loan also includes restrictions of certain subsidiaries to grant liens on assets, incur indebtedness over 15% of consolidated tangible net worth, make certain acquisitions, investments and asset dispositions in excess of specified amounts, and limits aggregate dividend payments to $25 million per year under certain circumstances. Seaboard was in compliance with all restrictive debt covenants relating to this agreement as of December 31, 2017.

Foreign subsidiary debt is primarily denominated in Argentine pesos, and most interest rates on such obligations are variable. The weighted average interest rate was 21.80% and 22.39% at December 31, 2017 and 2016, respectively. All of the foreign subsidiary debt is guaranteed by Seaboard, except $5 million is secured by property, plant and equipment.

42 2017 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

During the third quarter of 2017, Seaboard’s Sugar segment refinanced certain notes payable with a short-term loan denominated in Argentine pesos valued at approximately $32 million as of December 31, 2017. The short-term loan incurs a fixed rate of interest of 23% until its maturity on February 7, 2018.

The aggregate minimum principal payments required on long-term debt at December 31, 2017 are as follows: $53 million in 2018, $34 million in 2019, $43 million in 2020, $39 million in 2021, $366 million in 2022 and $1 million thereafter.

Note 8 - Derivatives and Fair Value of Financial Instruments

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

The following tables show assets and liabilities measured at fair value (derivatives exclude margin accounts) on a recurring basis as of December 31, 2017 and 2016, respectively, and also the level within the fair value hierarchy used to measure each category of assets and liabilities. Seaboard determines if there are any transfers between levels at the end of a reporting period. There were no transfers between levels that occurred in 2017 and 2016. The trading securities classified as other current assets below are assets held for Seaboard’s deferred compensation plans.

	Balance
	December 31,
(Millions of dollars)	2017	Level 1	Level 2	Level 3
Assets:
Trading securities – short-term investments:
Domestic equity securities	$752	$752	$—	$—
Domestic debt securities held in mutual funds/ETFs/U.S. Treasuries	439	438	1	—
Foreign equity securities	319	319	—	—
Collateralized loan obligations	29	—	29	—
High yield securities	21	21	—	—
Money market funds held in trading accounts	10	10	—	—
Other trading securities	6	6	—	—
Trading securities – other current assets:
Domestic equity securities	35	35	—	—
Money market funds held in trading accounts	5	5	—	—
Foreign equity securities	4	4	—	—
Fixed income securities	2	2	—	—
Derivatives:
Commodities (1)	4	4	—	—
Foreign currencies	3	—	3	—
Total Assets	$1,629	$1,596	$33	$—
Liabilities:
Derivatives:
Commodities (1)	$6	$6	$—	$—
Foreign currencies	6	—	6	—
Total Liabilities	$12	$6	$6	$—

(1)  Seaboard’s commodity derivative assets and liabilities are presented in the consolidated balance sheets on a net basis, including netting the derivatives with the related margin accounts. As of December 31, 2017, the commodity derivatives had a margin account balance of $20 million resulting in a net other current asset on the consolidated balance sheet of $18 million.

2017 Annual Report   43

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

Financial instruments consisting of cash and cash equivalents, net receivables, notes payable and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of the instruments. The fair value of long-term debt is estimated by comparing interest rates for debt with similar terms and maturities. As Seaboard’s long-term debt is variable-rate, its carrying amount approximates fair value. If Seaboard’s long-term debt was measured at fair value on its consolidated balance sheets, it would have been classified as level 2 in the fair value hierarchy. The amortized cost and estimated fair values of short-term investments and long-term debt at December 31, 2017 and 2016, are presented below:

December 31,	2017		2016
(Millions of dollars)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Short-term investments, trading securities	$1,387	$1,576	$1,236	$1,277
Long-term debt	535	535	516	516

While management believes its derivatives are primarily economic hedges of its firm purchase and sales contracts or anticipated sales contracts, Seaboard does not perform the extensive record-keeping required to account for these types of transactions as hedges for accounting purposes.

44 2017 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Commodity Instruments

Seaboard uses various derivative futures and options to manage its risk to price fluctuations for raw materials and other inventories, finished product sales and firm sales commitments. Seaboard also enters into speculative derivative transactions not directly related to its raw material requirements. The nature of Seaboard’s market risk exposure has not changed materially since December 31, 2016. Commodity derivatives are recorded at fair value, with any changes in fair value being marked-to-market as a component of cost of sales on the consolidated statements of comprehensive income. Since these derivatives are not accounted for as hedges, fluctuations in the related commodity prices could have a material impact on earnings in any given period. For the years ended December 31, 2017, 2016 and 2015, Seaboard recognized net realized and unrealized gains (losses) of $(9) million, $21 million and $(45) million, respectively, related to commodity contracts, primarily included in cost of sales on the consolidated statements of comprehensive income.

At December 31, 2017, Seaboard had open net derivative contracts to purchase 29 million bushels of grain and 1 million pounds of soybean oil and open net derivative contracts to sell 13 million pounds of hogs and 7 million gallons of heating oil. At December 31, 2016, Seaboard had open net derivative contracts to purchase 22 million bushels of grain, 14 million pounds of hogs and open net derivative contracts to sell 35 million pounds of soybean oil and 4 million gallons of heating oil.

Foreign Currency Exchange Agreements

Seaboard enters into foreign currency exchange agreements to manage the foreign currency exchange rate risk with respect to certain transactions denominated in foreign currencies. Foreign currency exchange agreements that primarily relate to an underlying commodity transaction are recorded at fair value with changes in value marked-to-market as a component of cost of sales on the consolidated statements of comprehensive income. Foreign currency exchange agreements that are not related to an underlying commodity transaction are recorded at fair value with changes in value marked-to-market as a component of foreign currency gains (losses), net on the consolidated statements of comprehensive income. Since these agreements are not accounted for as hedges, fluctuations in the related foreign currency exchange rates could have a material impact on earnings in any given year. At December 31, 2017 and 2016, Seaboard had foreign currency exchange agreements to cover its firm sales and purchase commitments and related trade receivables and payables, with notional amounts of $20 million and $81 million, respectively, primarily related to the South African rand, euro and Canadian dollar.

Interest Rate Exchange Agreements

During 2010, Seaboard entered into three ten-year interest rate exchange agreements, which involved the exchange of fixed-rate and variable-rate interest payments over the life of the agreements without the exchange of the underlying notional amounts to mitigate the effects of fluctuations in interest rates on variable-rate debt. Seaboard paid a fixed rate and received a variable rate of interest on the notional amounts of $25 million each. In December 2017, all three agreements were terminated. Payments to unwind these agreements totaled $2 million. At December 31, 2016, Seaboard had three agreements outstanding with a total notional value of $75 million.

During 2014 and 2015, Seaboard entered into four, approximately eight-year interest rate exchange agreements with termination dates which coincided with the anticipated delivery dates of dry bulk vessels to be leased. These interest rate exchange agreements involved the exchange of fixed-rate and variable-rate interest payments without the exchange of the underlying notional amounts to mitigate the potential effects of fluctuations in interest rates on the anticipated dry bulk vessel leases. Seaboard paid a fixed rate and received a variable rate of interest on the notional amounts. In 2015, two agreements were terminated and not renewed with the delivery of two bulk vessels. In the first quarter of 2016, the final two agreements with an aggregate notional amount of $44 million were terminated and not renewed with the delivery of the last two bulk vessels. Payments to unwind these agreements totaled $2 million.

These interest rate exchange agreements did not qualify as hedges for accounting purposes. Accordingly, the changes in fair value of these agreements were recorded in miscellaneous, net in the consolidated statements of comprehensive income.

2017 Annual Report   45

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The following table provides the amount of gain (loss) recognized for each type of derivative and where it was recognized in the consolidated statements of comprehensive income for the year ended December 31, 2017 and 2016:

(Millions of dollars)		2017	2016
Commodities	Cost of sales	$(9)	$21
Foreign currencies	Cost of sales	(7)	(27)
Foreign currencies	Foreign currency	(1)	1
Interest rate	Miscellaneous, net	—	(2)

The following table provides the fair value of each type of derivative held as of December 31, 2017 and 2016 and where each derivative is included on the consolidated balance sheets:

		Asset Derivatives			Liability Derivatives
		December 31,	December 31,		December 31,	December 31,
(Millions of dollars)		2017	2016		2017	2016
Commodities(1)	Other current assets	$4	$3	Other current liabilities	$6	$1
Foreign currencies	Other current assets	3	1	Other current liabilities	6	4
Interest rate	Other current assets	—	—	Other current liabilities	—	4

(1)  Seaboard’s commodity derivative assets and liabilities are presented in the consolidated balance sheets on a net basis, including netting the derivatives with the related margin accounts. As of December 31, 2017 and 2016, the commodity derivatives had a margin account balance of $20 million and $10 million, respectively, resulting in a net other current asset on the consolidated balance sheets of $18 million and $12 million, respectively.

Counterparty Credit Risk

From time to time Seaboard is subject to counterparty credit risk related to its foreign currency exchange agreements should the counterparties fail to perform according to the terms of the contracts. As of December 31, 2017, Seaboard had $3 million of credit risk to six counterparties related to its foreign currency exchange agreements. Seaboard does not hold any collateral related to these agreements.

Note 9 - Employee Benefits

Effective January 1, 2017, Seaboard merged the assets and liabilities of its two defined benefit pension plans for its domestic salaried and clerical employees resulting in one qualified defined benefit pension plan (the “Plan”) as of December 31, 2017. Employees hired before January 1, 2014 were eligible to participate in the Plan after one year of service upon attaining the age of 21. Benefits are generally based upon the number of years of service and a percentage of final average pay. Seaboard has historically based pension contributions on minimum funding standards to avoid the Pension Benefit Guaranty Corporation (“PBGC”) variable rate premiums established by the Employee Retirement Income Security Act (“ERISA”) of 1974. Seaboard did not make any contributions in 2017 and 2015 and currently does not plan on making any contributions in 2018. During 2016, Seaboard made a deductible contribution of $39 million for the 2015 plan year. Pursuant to Seaboard’s investment policy, assets are invested in the Plan to achieve a diversified target allocation of approximately 50% in domestic equities, 25% in international equities, 20% in fixed income securities and 5% in alternative investments. The investment strategy is periodically reviewed by management for adherence to policy and performance.

As described in Note 8 to the consolidated financial statements, Seaboard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following tables show the Plan’s

46 2017 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

assets measured at estimated fair value as of December 31, 2017 and 2016, respectively, and also the level within the fair value hierarchy used to measure each category of assets:

	Balance
	December 31,
(Millions of dollars)	2017	Level 1	Level 2	Level 3
Assets:
Domestic equity securities	$80	$80	$—	$—
Foreign equity securities	53	53	—	—
Domestic fixed income mutual funds	25	25	—	—
Money market funds	2	2	—	—
Foreign fixed income mutual funds	11	11	—	—
Total Assets	$171	$171	$—	$—

	Balance
	December 31,
(Millions of dollars)	2016	Level 1	Level 2	Level 3
Assets:
Domestic equity securities	$76	$76	$—	$—
Foreign equity securities	35	35	—	—
Domestic fixed income mutual funds	17	17	—	—
Real estate mutual fund	8	8	—	—
Commodity mutual funds	4	4	—	—
Money market funds	4	4	—	—
Foreign fixed income mutual funds	2	2	—	—
Other	5	—	5	—
Total Assets	$151	$146	$5	$—

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

Assumptions used in determining pension information for all of the above plans were:

	Years ended December 31,
	2017			2016			2015
Weighted average assumptions
Discount rate used to determine obligations	2.75	-	3.80%	2.90	-	4.65%	3.20	-	4.80%
Discount rate used to determine net periodic benefit cost	2.90	-	4.60%	3.20	-	4.80%	2.70	-	4.40%
Expected return on plan assets			6.50%	6.75	-	7.00%	6.75	-	7.50%
Long-term rate of increase in compensation levels			4.00%			4.00%			4.00%

Management selected the discount rate based on a model-based result where the timing and amount of cash flows approximates the estimated payouts. The expected returns on the Plan’s assets assumption are based on the weighted average of asset class expected returns that are consistent with historical returns. The assumed rate selected was based on model-based results that reflect the Plan’s asset allocation and related long-term projected returns. The measurement date for all plans is December 31. The unrecognized net actuarial losses are generally amortized over the average remaining working lifetime of the active participants for all of these plans.

2017 Annual Report   47

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The changes in the Plan’s benefit obligations and fair value of assets for the Plan, supplemental executive plans and retirement agreements and the funded status were as follows:

	December 31,
	2017	2016
(Millions of dollars)	Accumulated benefits exceed assets	Assets exceed accumulated benefits	Accumulated benefits exceed assets	Total
Reconciliation of benefit obligation:
Benefit obligation at beginning of year	$262	$70	$179	$249
Service cost	9	4	5	9
Interest cost	11	3	8	11
Actuarial losses	29	—	6	6
Plan settlements	(9)	—	—	—
Benefits paid	(3)	(4)	(9)	(13)
Other	1	—	—	—
Benefit obligation at end of year	$300	$73	$189	$262
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of year	$151	$46	$68	$114
Actual return on plan assets	25	6	4	10
Employer contributions	10	39	1	40
Plan settlements	(9)	—	—	—
Benefits paid	(6)	(4)	(9)	(13)
Fair value of plan assets at end of year	$171	$87	$64	$151
Funded status	$(129)	$14	$(125)	$(111)

The net funded status of the Plan was $(29) million and $(15) million at December 31, 2017 and 2016, respectively. The benefit obligation increased primarily due to a decrease in discount rates for all plans and the new lump sum mortality table. The accumulated benefit obligation for the Plan was $171 million and $142 million and for all the other plans was $90 million and $84 million at December 31, 2017 and 2016, respectively. Expected future net benefit payments for all plans during each of the next five years and in aggregate for the five year period beginning with the sixth year are as follows: $12 million, $14 million, $17 million, $13 million, $23 million and $78 million, respectively.

The settlements recognized during 2017 were primarily due to three participants who received lump sum payments in aggregate of $8 million that exceeded the service cost plus interest cost for the respective plan.

The net periodic cost of benefits of these plans was as follows:

	Years ended December 31,
(Millions of dollars)	2017	2016	2015
Components of net periodic benefit cost:
Service cost	$9	$9	$10
Interest cost	11	11	10
Expected return on plan assets	(10)	(8)	(8)
Amortization and other	5	5	5
Settlement loss recognized	2	—	—
Agreement termination gain	—	—	(1)
Net periodic benefit cost	$17	$17	$16

The amounts not reflected in net periodic benefit cost and included in accumulated other comprehensive loss before taxes at December 31, 2017 and 2016 were $78 million and $72 million, respectively. Such amounts primarily represent accumulated losses, net of gain. The amount in accumulated other comprehensive loss expected to be recognized as a component of net periodic benefit cost in 2018 is $5 million.

Seaboard participates in a multi-employer pension fund, the United Food and Commercial Workers International Union-Industry Pension Fund, which covers certain union employees under a collective bargaining agreement. This fund’s employer identification number is 51-6055922, and this plan’s number is 001. For the plan year beginning July 1, 2017,

48 2017 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

this plan’s “zone status” is green and is not subject to a funding improvement plan. Seaboard is required to make contributions to this plan in amounts established under the collective bargaining agreement that expires in July 2019. Contribution expense for this plan was $1 million for each of the years ended December 31, 2017, 2016 and 2015, which represents less than five percent of total contributions to this plan. The applicable portion of the total plan benefits and net assets of this plan is not separately identifiable, although Seaboard has received notice that, under certain circumstances, it could be liable for unfunded vested benefits or other expenses of this jointly administered union plan. Seaboard has not established any liabilities for potential future withdrawal, as such withdrawal from this plan is not probable.

Seaboard maintains a defined contribution plan covering most of its domestic salaried and clerical employees. In 2017, 2016 and 2015, Seaboard contributed to this plan an amount equal to 50% of the first 6% of each employee’s contributions to the plan. Employee vesting is based upon years of service, with 20% vested after one year of service and an additional 20% vesting with each additional complete year of service. Contribution expense for this plan was $3 million for the year ended December 31, 2017 and $2 million for each of the years ended December 31, 2016 and 2015. In addition, Seaboard maintains a defined contribution plan covering most of its hourly, non-union employees. Contribution expense for this plan was $1 million for each of the years ended December 31, 2017, 2016 and 2015.

Seaboard has a deferred compensation plan that allows certain employees to reduce their compensation in exchange for values in various investments. Seaboard also has an Investment Option Plan that allowed certain employees to reduce their compensation in exchange for an option to acquire interests measured by reference to three investments. However, as a result of U.S. tax legislation passed in 2004, reductions to compensation earned after 2004 are no longer allowed under the Investment Option Plan. The exercise price for each investment option was established based upon the fair market value of the underlying investment on the date of grant. Under both plans, Seaboard contributes 3% of the employees’ reduced compensation. Seaboard’s expense for these two deferred compensation plans, which primarily includes amounts related to the change in fair value of the underlying investment accounts, was $10 million, $4 million and $0 million for the years ended December 31, 2017, 2016 and 2015, respectively. Included in other liabilities at December 31, 2017 and 2016 were $40 million and $36 million, respectively, representing the market value of the payable to the employees upon distribution or exercise for each plan. In conjunction with these plans, Seaboard purchased the specified number of units of the employee-designated investment, plus the applicable option price for the Investment Option Plan. These investments are treated as trading securities and are stated at their fair market values. Accordingly, as of December 31, 2017 and 2016, $46 million and $40 million, respectively, were included in other current assets on the consolidated balance sheets. Investment income related to the mark-to-market of these investments for 2017, 2016 and 2015 totaled $9 million, $4 million and $0 million, respectively.

Note 10 - Commitments and Contingencies

On September 18, 2014, and subsequently in 2015 and 2016, Seaboard received a number of grand jury subpoenas and informal requests for information from the Department of Justice, Asset Forfeiture and Money Laundering Section (“AFMLS”), seeking records related to specified foreign companies and individuals. The companies and individuals as to which the requested records relate were not affiliated with Seaboard, although Seaboard has also received subpoenas and requests for additional information relating to an affiliate of Seaboard. During 2017, Seaboard received grand jury subpoenas requesting documents and information related to money transfers and bank accounts in the DRC and other African countries and requests to interview certain Seaboard employees and to obtain testimony before a grand jury. Seaboard has retained outside counsel and is cooperating with the government’s investigation. It is impossible at this stage either to determine the probability of a favorable or unfavorable outcome or to estimate the amount of potential loss, if any, resulting from the government’s inquiry.

On September 19, 2012, the U.S. Immigration and Customs Enforcement (“ICE”) executed three search warrants authorizing the seizure of certain records from Seaboard’s offices in Merriam, Kansas and at the Seaboard Foods employment office and the human resources department in Guymon, Oklahoma. The warrants generally called for the seizure of employment-related files, certain e-mails and other electronic records relating to Medicaid and Medicaid recipients, certain health care providers in the Guymon area, and Seaboard’s health plan and certain personnel issues. The U.S. Attorney’s Office for the Western District of Oklahoma (“USAO”), which has been leading the investigation, previously advised Seaboard that it intended to close its investigation and that no charges would be brought against Seaboard. However, discussions continue with the USAO, ICE and the Oklahoma Attorney General's office regarding the matter, including the possibility of a settlement. No proceedings have been filed or brought as of the date of this report. It is not possible at this time to determine whether a settlement will be reached or whether Seaboard will incur any material fines, penalties or liabilities in connection with this matter.

2017 Annual Report   49

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

On February 16, 2016, Seaboard Foods received an information request from the U.S. Environmental Protection Agency (“EPA”) seeking information under the Clean Air Act with regard to various ammonia releases at Seaboard Foods’ pork processing plant in Guymon, Oklahoma. In December 2017, Seaboard settled this matter, agreeing to pay a civil penalty and to implement a supplemental environmental project, the aggregate amount of both totaling less than $1 million.

Seaboard is subject to various administrative and judicial proceedings and other legal matters related to the normal conduct of its business. In the opinion of management, the ultimate resolution of these items is not expected to have a material adverse effect on the consolidated financial statements of Seaboard.

Contingent Obligations

Certain of the non-consolidated affiliates and third-party contractors who perform services for Seaboard have bank debt supporting their underlying operations. From time to time, Seaboard will provide guarantees of that debt in order to further business objectives. Seaboard does not issue guarantees of third parties for compensation. As of December 31, 2017, guarantees outstanding to third parties were not material. Seaboard has not accrued a liability for any of the third-party or affiliate guarantees as management considers the likelihood of loss to be remote. See Note 7 for discussion of letters of credit.

Commitments

As of December 31, 2017 Seaboard had various non-cancelable purchase commitments and commitments under other agreements, arrangements and operating leases, as described in the table below:

	Years ended December 31,
(Millions of dollars)	2018	2019	2020	2021	2022	Thereafter
Hog procurement contracts	$81	$78	$78	$81	$63	$80
Grain and feed ingredients	107	3	—	—	—	—
Grain purchase contracts for resale	367	—	—	—	—	—
Fuel supply contracts	44	—	—	—	—	—
Equipment purchases and facility improvements	37	—	—	—	—	—
Other purchase commitments	42	1	—	—	—	—
Total firm purchase commitments	678	82	78	81	63	80
Vessel, time and voyage-charters	39	29	26	26	13	33
Contract grower agreements	42	33	29	25	16	44
Other operating lease payments	29	29	26	25	26	151
Investment in affiliates	16	14	14	10	—	—
Total unrecognized non-cancelable commitments	$804	$187	$173	$167	$118	$308

Seaboard has contracted with third parties for the purchase of live hogs to process at its pork processing plant, and has entered into grain and feed ingredient purchase contracts to support its live hog operations. The commitment amounts included in the table are based on projected market prices as of December 31, 2017. During 2017, 2016 and 2015, the Pork segment paid $99 million, $133 million and $171 million, respectively, for live hogs purchased under committed contracts.

The CT&M segment enters into grain purchase contracts, primarily to support firm sales commitments. These contracts are valued based on projected commodity prices as of December 31, 2017.

The Power segment has a natural gas supply contract for a significant portion of the fuel required for the operation of its dual fuel power generating facility. The commitment has both fixed and variable price components, and the amount included in the table above is partially based on market prices as of December 31, 2017. The Marine segment also has fuel purchase contracts.

The Marine and CT&M segments enter into contracts to charter vessels for use in their operations, which include short-term time charters for a few months and long-term commitments ranging from one to eleven years. These segments’ charter hire expenses during 2017, 2016 and 2015 totaled $96 million, $95 million and $99 million, respectively.

To support the operations of the Pork segment, Seaboard has contract grower agreements in place with farmers to raise a portion of Seaboard’s hogs according to Seaboard’s specifications under long-term service agreements. In the event the farmer is unable to perform at an acceptable level, Seaboard has the right to terminate the contract. During the years ended 2017, 2016 and 2015, Seaboard paid $37 million, $26 million and $12 million, respectively, under contract grower agreements.

50 2017 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Seaboard also leases various facilities and equipment under non-cancelable operating lease agreements including a terminal operations agreement at PortMiami, which runs through 2028. Rental expense for operating leases for all segments amounted to $44 million, $43 million and $42 million in 2017, 2016 and 2015, respectively.

Investment in affiliates represents obligations made to equity method investments, primarily for expected funding commitments to two limited liability companies that operate refined coal processing plants.

Note 11 - Stockholders’ Equity and Accumulated Other Comprehensive Loss

In October 2017, the Board of Directors extended through October 31, 2019 the share repurchase program initially approved in November 2009. As of December 31, 2017, $100 million remained available for repurchases under this program. Seaboard did not repurchase any shares of common stock during 2017, 2016 and 2015. Under this share repurchase program, Seaboard is authorized to repurchase its common stock from time to time in open market or privately negotiated purchases, which may be above or below the traded market price. During the period that the share repurchase program remains in effect, from time to time, Seaboard may enter into a 10b5-1 plan authorizing a third party to make such purchases on behalf of Seaboard. All stock repurchased will be made in compliance with applicable legal requirements and funded by cash on hand. The timing of the repurchases and the number of shares repurchased at any given time will depend upon market conditions, compliance with SEC regulations, and other factors. The Board of Directors’ stock repurchase authorization does not obligate Seaboard to acquire a specific amount of common stock, and the stock repurchase program may be suspended at any time at Seaboard’s discretion. Shares repurchased will be retired and resume the status of authorized and unissued shares.

In each of the four quarters of 2017, Seaboard declared and paid a quarterly dividend of $1.50 per share on the common stock. In December 2012, Seaboard declared and paid a dividend of $12.00 per share on the common stock. The increased amount of the dividend (which has historically been $0.75 per share on a quarterly basis or $3.00 per share on an annual basis) represented a prepayment of the annual 2013, 2014, 2015 and 2016 dividends ($3.00 per share per year). Seaboard did not declare or pay a dividend in 2016 or 2015.

The components of accumulated other comprehensive loss, net of related taxes, for 2015, 2016 and 2017 are as follows:

	Cumulative
	Foreign		Unrealized
	Currency		Gain	Unrecognized
	Translation		on	Pension
(Millions of dollars)	Adjustment		Investments	Cost		Total
Balance December 31, 2015	$(228)		$1	$(51)		$(278)
Other comprehensive income (loss) before reclassifications	(26)		1	(4)		(29)
Amounts reclassified from accumulated other comprehensive loss to net earnings	—		—	3	(1)	3
Other comprehensive income (loss), net of tax	(26)		1	(1)		(26)
Balance December 31, 2016	$(254)		$2	$(52)		$(304)
Other comprehensive income (loss) before reclassifications	(6)		5	(8)		(9)
Amounts reclassified from accumulated other comprehensive loss to net earnings	—		—	4	(1)	4
Other comprehensive income (loss), net of tax	(6)		5	(4)		(5)
Amounts reclassified from accumulated other comprehensive loss to retained earnings	(37)	(2)	—	(8)	(2)	(45)
Balance December 31, 2017	$(297)		$7	$(64)		$(354)

(1)  This primarily represents the amortization of actuarial losses that were included in net periodic pension cost and recorded in operating income. See Note 9 for further discussion.

(2)  This represents the adoption of accounting guidance to reclassify $45 million of tax effects from accumulated other comprehensive loss to retained earnings in the consolidated financial statements for the year ended December 31, 2017.

The foreign currency translation adjustment primarily represents the effect of the Argentine peso currency exchange fluctuation on the net assets of the Sugar segment. At December 31, 2017, the Sugar segment had $74 million in net assets denominated in Argentine pesos and less than $1 million in net liabilities denominated in U.S. dollars in Argentina. At

2017 Annual Report   51

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

December 31, 2016, the Sugar segment had $84 million in net assets denominated in Argentine pesos and $3 million in net liabilities denominated in U.S. dollars in Argentina. Seaboard accounts for its Sugar segment on a one-month lag basis.

Income taxes for cumulative foreign currency translation adjustments were recorded using a 21% effective tax rate in the fourth quarter of 2017 and a 35% effective tax rate for all other periods, except for $91 million and $87 million in 2017 and 2016, respectively, related to certain subsidiaries for which no tax benefit was recorded. Income taxes for all other components of accumulated other comprehensive loss were recorded using a 26% effective tax rate in the fourth quarter of 2017 and a 39% effective tax rate for all other periods, except for unrecognized pension cost of $22 million and $20 million in 2017 and 2016, respectively, related to employees at certain subsidiaries for which no tax benefit was recorded.

Note 12 - Acquisitions

On August 30, 2017, Seaboard’s Pork segment acquired hog inventory and hog farms in the Central U.S. from New Fashion Pork, LLP for total cash consideration of $40 million. This acquisition provides additional sows to further increase Seaboard’s capacity to fulfill its hog supply commitment for processing at the STF processing plant located in Sioux City, Iowa, which began operations in September 2017. See Note 4 for further information on STF.

The purchase was recorded at fair value in Seaboard’s Pork segment, and the allocation of the purchase price is below. No material intangible assets were identified.

(Millions of dollars)
Inventories	$6
Property, plant and equipment	34
Total consideration transferred	$40

Operating results have been included in Seaboard’s consolidated financial statements from the date of acquisition. There was no material impact to Seaboard’s sales and net earnings as a result of the purchase. Pro forma results of operations are not presented as the effects are not material to Seaboard’s results of operations. Acquisition costs were less than $1 million.

During the first quarter of 2017, Seaboard’s CT&M segment acquired a pulse and grain elevator in Canada for total cash consideration of $14 million. This business, which complements an existing CT&M business in Canada, is expected to increase the trade volumes of pulses, which include commodities of beans, peas and lentils. The purchase was recorded at fair value with $11 million allocated to property, plant and equipment and $3 million allocated to goodwill. Goodwill represents the assembled workforce, cost savings of buying rather than developing a greenfield operation and the close proximity of this elevator to the producers in the region. The goodwill is deductible for income tax purposes. Operating results have been included in Seaboard’s consolidated financial statements from the date of acquisition. Pro forma results of operations are not presented as the effects are not material to Seaboard’s results of operations. Acquisition costs were less than $1 million.

On September 1, 2016, Seaboard’s Pork segment acquired certain assets of Texas Farm, LLC for total cash consideration of $59 million. Texas Farm, LLC was a hog growing operation with hog inventory, hog farms and a feed mill located in Texas. The additional hog production allows Seaboard to expand and realign its hog production in other states to supply the Guymon, Oklahoma, pork processing plant and the STF processing plant.

The purchase was recorded at fair value in Seaboard’s Pork segment, and the allocation of the purchase price is below. Goodwill is primarily attributable to workforce and the benefits of acquiring an existing operation rather than incurring the costs and time to begin a new hog operation.

(Millions of dollars)
Inventories	$16
Property, plant and equipment	42
Goodwill	3
Accounts payable	(2)
Total consideration transferred	$59

Operating results have been included in Seaboard’s consolidated financial statements from the date of acquisition. Net sales of $4 million and a $2 million net loss were recognized during 2016. Acquisition costs were less than $1 million.

On February 7, 2016, Seaboard’s Pork segment acquired hog inventory, a feed mill, truck washes and certain hog farms in the Central U.S. from Christensen Farms & Feedlots, Inc. and Christensen Farms Midwest, LLC (“Christensen Farms”)

52 2017 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

for total cash consideration of $148 million. Seaboard had previously agreed to provide a portion of the hogs to be processed at the STF pork processing plant.

The purchase was recorded at fair value in Seaboard’s Pork segment, and the allocation of the purchase price is below. Intangible assets include customer relationships that have a weighted-average useful life of 1.6 years. Goodwill represents the farms’ established processes, workforce and close proximity to the Sioux City, Iowa, processing plant.

(Millions of dollars)
Inventories	$33
Property, plant and equipment	111
Intangible assets	1
Goodwill	3
Total consideration transferred	$148

Operating results have been included in Seaboard’s consolidated financial statements from the date of acquisition. Net sales of $119 million and a $5 million net loss were recognized during 2016. Acquisition costs were less than $1 million.

During the last half of 2016, Seaboard’s Pork segment acquired additional hog inventory and sow farms through three additional acquisitions for total cash consideration of $12 million. The purchases were recorded at fair value, and $1 million and $11 million were allocated to inventories and property, plant and equipment, respectively. No material intangible assets were identified, and acquisition costs were less than $1 million. With these purchases, Seaboard increased its sow herd to meet the majority of its hog supply commitment for single-shift processing at the STF plant.

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

The following table summarizes the purchase price allocation resulting from this consolidation:

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

On January 5, 2018, Seaboard’s CT&M segment completed the acquisition of Borisniak Corp., Societe Les Grands Moulins d’Abidjan,  Les Grands Moulins de Dakar, Eurafrique, and Societe Mediterraneenne de Transport, collectively operating as Groupe Mimran (“Mimran”) for a cash purchase price of $375 million, plus an earn-out between zero and $48 million payable between five and eight years following the closing, using the exchange rate in effect at closing. The potential additional payment per the earn-out is based on performance of the business, including earnings before interest, taxes, depreciation and amortization (“EBITDA”) as a metric, for the first five years after closing of the transaction. Mimran operates three flour mills and an associated trading business located in Senegal, Ivory Coast and Monaco. This

2017 Annual Report   53

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

acquisition is expected to increase Seaboard’s flour and feed milling capacity and annual grain trading volume. Due to the timing of the purchase, the initial accounting is not complete. Seaboard is currently in the process of obtaining an initial valuation related to the acquired assets and liabilities.

Note 13 - Segment Information

Seaboard has six reportable segments: Pork, CT&M, Marine, Sugar, Power and Turkey, each offering a specific product or service. Seaboard’s reporting segments are based on information used by Seaboard’s Chief Executive Officer in his capacity as chief operating decision maker to determine allocation of resources and assess performance. Each of the six segments is separately managed, and each was started or acquired independent of the other segments. The Pork segment produces and sells fresh and frozen pork products to further processors, foodservice operators, grocery stores, distributors and retail outlets throughout the U.S., and to foreign markets. This segment also produces biodiesel from pork fat and other animal fat or vegetable oil for sale to third parties. Substantially all of Seaboard’s Pork segment’s hourly employees at its Guymon, Oklahoma, processing plant are covered by a collective bargaining agreement. The CT&M segment is an integrated agricultural commodity trading, processing and logistics operation that internationally markets wheat, corn, soybean meal and other agricultural commodities in bulk to third-party customers and to non-consolidated affiliates. This segment also operates flour, maize and feed mills, baking operations, and poultry production and processing in numerous foreign countries. The Marine segment, based in Miami, Florida, provides cargo shipping services between the U.S., the Caribbean and Central and South America. The Sugar segment produces and processes sugar and alcohol in Argentina, primarily to be marketed locally. The Power segment is an unregulated independent power producer in the Dominican Republic operating a power generating barge. The Turkey segment, accounted for using the equity method, produces and sells branded and non-branded turkeys products. Total assets for the Turkey segment represents Seaboard’s investment in Butterball and primarily a note receivable from this affiliate that was repaid in December 2017. Revenues for the All Other segment are primarily derived from a jalapeño pepper processing operation. Below are significant segment events that impact financial results for the periods covered by this report.

During 2017 and 2016, the Pork segment acquired hog growing operations for total cash consideration of $40 million and $219 million, respectively. These hog operations’ results have been included in Seaboard’s consolidated financial statements from the dates of acquisition. See Note 12 for further information on these acquisitions. The Pork segment’s biodiesel plants have historically received Federal blender’s credits for the biodiesel they blend. The 2015 Tax Act signed into law in December 2015, as discussed in Note 6, renewed the Federal blender’s credit, which had previously expired on December 31, 2014, retroactively to January 1, 2015 with an expiration of December 31, 2016. As a result, in the fourth quarter of 2015 the Pork segment recognized as revenue the 2015 Federal blender’s credits of $17 million. The Federal blender’s credits were not renewed in 2017, but in February 2018 Congress retroactively extended the Federal blender’s credits for 2017. Seaboard will recognize approximately $42 million of revenue in the first quarter of 2018.

During 2017, the CT&M segment acquired an elevator in Canada for total cash consideration of $14 million. Subsequent to December 31, 2017, the CT&M segment acquired flour milling and associated businesses in Senegal, Ivory Coast and Monaco for $375 million, plus an earn-out between zero and $48 million, using the exchange rate in effect at closing. See Note 12 for further information on these transactions.

On October 28, 2016, the CT&M segment obtained control of Belarina, its non-consolidated affiliate with a flour production business in Brazil, and began including its financial results in its consolidated financial statements from the date of acquisition. See Note 12 for further details of the consolidation. In 2016, the CT&M segment reserved $16 million related to a note receivable to an affiliate that operates in the DRC. The CT&M segment historically derived a significant portion of its operating income from wheat sales to another non-consolidated affiliate in the DRC. See Note 4 for further discussion of the affiliates in the DRC.

During 2017, the Marine segment recorded a $6 million impairment on an equity method investment and related affiliate receivables. See Note 4 for further discussion of this investment.

In March 2017, the Power segment was notified by the Ministry of Environment and Natural Resources (the “Ministry”), a division within the Dominican Republic government, that it would not renew the environmental license for Seaboard’s power plant on a barge located in the Ozama River. If the license is not renewed, Seaboard would be required to find a new location by the third quarter of 2018. Seaboard’s management is in discussions with the Ministry and will vigorously defend its rights to continue to operate the barge, which is under a special dispensation from the President of the Dominican

54 2017 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Republic, in its current location. It is not possible at this time to determine whether a favorable outcome will be reached or to estimate the charge to earnings if Seaboard has to relocate the barge.

During 2015, the Power segment recorded a receivable and interest income of $31 million for interest recognized on certain outstanding customer receivable balances. This interest income related to amounts determined to be collectible as of December 31, 2015, but previously had been considered uncollectable in prior years. This amount was fully collected by Seaboard in early January 2016.

In 2017, the Turkey segment closed its further processing plant in Montgomery, Illinois. Seaboard’s proportionate share of the restructuring charges, recognized in income (loss) from affiliates, was $18 million in 2017. See Note 4 for further discussion.

The following tables set forth specific financial information about each segment as reviewed by Seaboard’s management, except for the Turkey segment information previously disclosed in Note 4 to the consolidated financial statements. Operating income for segment reporting is prepared on the same basis as that used for consolidated operating income. Operating income, along with income (loss) from affiliates for the Pork, CT&M and Turkey segments, are used as the measures of evaluating segment performance because management does not consider interest, other investment income (loss) and income tax expense on a segment basis.

Sales to External Customers:

	Years ended December 31,
(Millions of dollars)	2017	2016	2015
Pork	$1,609	$1,443	$1,332
Commodity Trading and Milling	2,945	2,778	3,022
Marine	956	916	940
Sugar	186	147	188
Power	97	79	97
All Other	16	16	15
Segment/Consolidated Totals	$5,809	$5,379	$5,594

Operating Income (Loss):

	Years ended December 31,
(Millions of dollars)	2017	2016	2015
Pork	$188	$175	$116
Commodity Trading and Milling	25	38	2
Marine	21	33	19
Sugar	21	(12)	2
Power	9	7	7
All Other	2	2	2
Segment Totals	266	243	148
Corporate	(34)	(21)	(22)
Consolidated Totals	$232	$222	$126

Income (Loss) from Affiliates:

	Years ended December 31,
(Millions of dollars)	2017	2016	2015
Pork	$(10)	$11	$11
Commodity Trading and Milling	7	(10)	(50)
Marine	(7)	1	2
Sugar	1	2	1
Power	6	4	3
Turkey	(4)	73	103
Segment/Consolidated Totals	$(7)	$81	$70

2017 Annual Report   55

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Depreciation and Amortization:

	Years ended December 31,
(Millions of dollars)	2017	2016	2015
Pork	$69	$56	$44
Commodity Trading and Milling	10	6	5
Marine	24	26	26
Sugar	7	6	8
Power	8	8	8
Segment Totals	118	102	91
Corporate	—	—	—
Consolidated Totals	$118	$102	$91

Total Assets:

	December 31,
(Millions of dollars)	2017	2016
Pork	$1,309	$1,157
Commodity Trading and Milling	964	989
Marine	376	314
Sugar	197	166
Power	188	196
Turkey	315	493
All Other	4	6
Segment Totals	3,353	3,321
Corporate	1,808	1,434
Consolidated Totals	$5,161	$4,755

Investments in and Advances to Affiliates:

	December 31,
(Millions of dollars)	2017	2016
Pork	$231	$175
Commodity Trading and Milling	240	207
Marine	28	33
Sugar	4	4
Power	38	30
Turkey	310	324
Segment/Consolidated Totals	$851	$773

Capital Expenditures:

	Years ended December 31,
(Millions of dollars)	2017	2016	2015
Pork	$100	$69	$40
Commodity Trading and Milling	15	35	40
Marine	37	19	43
Sugar	20	33	15
Power	1	1	1
Segment Totals	173	157	139
Corporate	—	1	—
Consolidated Totals	$173	$158	$139

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

56 2017 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

compensation programs, which are offset by the effect of the mark-to-market adjustments on these investments recorded in other investment income (loss), net.

Geographic Information

Seaboard had sales in South Africa totaling $581 million, $650 million and $646 million for the years ended December 31, 2017, 2016 and 2015, respectively, representing approximately 10%, 12% and 12% of total sales for each respective year. No other individual foreign country accounted for 10% or more of sales to external customers.

The following table provides a geographic summary of net sales based on the location of product delivery:

	Years ended December 31,
(Millions of dollars)	2017	2016	2015
Caribbean, Central and South America	$2,295	$1,990	$2,112
Africa	1,483	1,572	1,606
United States	1,271	1,161	1,135
Pacific Basin and Far East	393	309	357
Canada/Mexico	238	236	242
Europe	99	40	71
All other	30	71	71
Totals	$5,809	$5,379	$5,594

The following table provides a geographic summary of Seaboard’s long-lived assets according to their physical location and primary port for the vessels:

	December 31,
(Millions of dollars)	2017	2016
United States	$784	$713
Dominican Republic	114	122
Argentina	73	67
All other	115	106
Totals	$1,086	$1,008

Management believes its allowance for doubtful accounts is adequate and reduces receivables recorded to their expected net realizable value. At December 31, 2017 and 2016, Seaboard had approximately $242 million and $214 million, respectively, of foreign receivables, excluding receivables due from affiliates, which generally represent more of a collection risk than the domestic receivables, although as of December 31, 2017 no individual material amounts were deemed to have a heightened risk of collectability.

2017 Annual Report   57

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
St. Paul, MN 55164-0874
(800) 468-9716
www.shareowneronline.com

Independent Registered Public Accounting Firm

KPMG LLP

1000 Walnut Street, Suite 1100

Kansas City, Missouri 64106

Stock Listing

Seaboard’s common stock is traded on the NYSE American under the symbol SEB. Seaboard had 2,465 stockholders of record of its common stock as of January 31, 2018.

Availability of Form 10-K Report

Seaboard files its annual report on Form 10-K with the Securities and Exchange Commission. Copies of the Form 10-K for fiscal 2017 are available without charge by writing Seaboard Corporation, 9000 West 67th Street, Merriam, Kansas 66202, Attention: Shareholder Relations or via the Internet at https://www.seaboardcorp.com/investors.

Seaboard provides access to its most recent Form 10-K, Form 10-Q and Form 8-K reports on its Internet website as soon as reasonably practicable after those reports are electronically filed with the Securities and Exchange Commission.

58 2017 Annual Report