Form 10-K, Exhibit 13
period 2018-12-31
SEABOARD CORP /DE/
filed 2019-02-20
CIK 88121

Exhibit 13

2018 Annual Report

SEABOARD CORPORATION

This report, including information included or incorporated by reference in this report, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Seaboard. Forward-looking statements generally may be identified as statements that are not historical in nature and statements preceded by, followed by or that include the words: “believes,” “expects,” “may,” “will,” “should,” “could,” “anticipates,” “estimates,” “intends,” or similar expressions. In more specific terms, forward-looking statements, include, without limitation: statements concerning the projection of revenues, income or loss, capital expenditures, capital structure or other financial items, including the impact of mark-to-market accounting on operating income; statements regarding the plans and objectives of management for future operations; statements of future economic performance; statements regarding the intent, belief or current expectations of Seaboard and its management with respect to: (i) Seaboard’s ability to obtain adequate financing and liquidity; (ii) the price of feed stocks and other materials used by Seaboard; (iii) the sales price or market conditions for pork, grains, sugar, alcohol, turkey and other products and services; (iv) the recorded tax effects under certain circumstances and changes in tax laws; (v) the volume of business and working capital requirements associated with the competitive trading environment for the Commodity Trading and Milling segment; (vi) the charter hire rates and fuel prices for vessels; (vii) the fuel costs and spot market prices for electricity in the Dominican Republic; (viii) the effect of the fluctuation in foreign currency exchange rates; (ix) the profitability or sales volume of any of Seaboard’s segments; (x) the anticipated costs and completion timetables for Seaboard’s scheduled capital improvements, acquisitions and dispositions; (xi) the productive capacity of facilities that are planned or under construction, and the timing of the commencement of operations at such facilities; or (xii) other trends affecting Seaboard’s financial condition or results of operations, and statements of the assumptions underlying or relating to any of the foregoing statements.

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

2018 Annual Report   1

SEABOARD CORPORATION

Principal Locations

Seaboard Corporation and its subsidiaries together comprise a diverse global agribusiness and transportation company whose business is described below under “Management's Discussion and Analysis – Overview”.

Corporate Office

Seaboard Corporation

Merriam, Kansas

Pork

Seaboard Foods LLC

Pork Division Office

Merriam, Kansas

Processing Plants

Guymon, Oklahoma

Mexico

Sioux City, Iowa*

Biodiesel Operations

Guymon, Oklahoma

St. Joseph, Missouri

Daily’s Premium Meats, LLC*

Missoula, Montana

Salt Lake City, Utah

St. Joseph, Missouri

Commodity Trading and Milling

Commodity Trading Operations

Atlanta, Georgia*

Australia*

Canada

Morrisville, North Carolina

Colombia

Ecuador

Greece

Isle of Man

Kenya

Monaco

Peru*

South Africa

Africa Poultry Development Limited*

Kenya and Zambia

Bag Yaglari Sanayi ve Ticaret A.S.*

Turkey

Beira Grain Terminal, S.A.

Mozambique

Belarina Alimentos S.A.

Brazil

Bolux Group (Proprietary) Limited*

Botswana

Compania Industrial de Productos

Agropecuarios S.A.*

Colombia

Fill-More Seeds Inc.

Canada

Flour Mills of Ghana Limited

Ghana

Gambia Milling Corporation Limited*

Gambia

Grand Moulins de Mauritanie S.A.*

Mauritania

Les Grands Moulins d’Abidjan

Ivory Coast

Les Grands Moulins de Dakar

Senegal

Les Moulins d’Haiti S.E.M.*

Haiti

Lesotho Flour Mills Limited*

Lesotho

Life Flour Mill Limited*

Nigeria

Minoterie de Matadi, S.A.*

Democratic Republic of Congo

Minoterie du Congo S.A.

Republic of Congo

Moderna Alimentos, S.A.*

Ecuador

Molinos Champion, S.A.*

Ecuador

National Milling Company of Guyana, Inc.

Guyana

National Milling Corporation Limited

Zambia

Paramount Mills (Proprietary) Limited*

South Africa

Rafael del Castillo & Cia. S.A.*

Colombia

RussellStone Protein (Pty) Ltd.*

South Africa

Societe Africaine de Developpement

Industriel Alimentaire, SARL*

Democratic Republic of Congo

Unga Holdings Limited*

Kenya

Zalar Holding S.A.*

Morocco

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

Sugar and Alcohol

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

Honduras

Mount Dora Farms Inc.

Houston, Texas

*Represents a non-controlled, non-consolidated affiliate

2 2018 Annual Report

SEABOARD CORPORATION

Summary of Selected Financial Data

	Years ended December 31,
(Millions of dollars except per share amounts)	2018		2017		2016		2015		2014
Net sales	$6,583		$5,809		$5,379		$5,594		$6,473
Operating income	$209		$240		$230		$126		$424
Net earnings (loss) attributable to Seaboard	$(17)	(a)	$247	(a)(b)	$312	(a)	$171	(c)	$367	(d)
Basic earnings (loss) per common share	$(14.61)	(a)	$211.01	(a)(b)	$266.50	(a)	$146.44	(c)	$311.44	(d)
Total assets	$5,307		$5,161		$4,755		$4,431		$3,692
Long-term debt, less current maturities	$739		$482		$499		$518		$—
Stockholders’ equity	$3,329		$3,408		$3,175		$2,882		$2,735
Dividends declared per common share (e)	$6.00		$6.00		$—		$—		$—

(a)

In 2018, net loss attributable to Seaboard includes other investment losses of $152 million, which includes $110 million of non-cash, unrealized mark-to-market losses on short-term investments. In 2017 and 2016, net earnings included other investment income of $177 million and $69 million, respectively.

(b)

In 2017, Seaboard recorded $65 million of additional income tax expense, or $55.31 per common share, as a result of the December 22, 2017 enactment of the Tax Cuts and Job Act (the “2017 Tax Act”). The additional income tax expense included a provisional $112 million of additional federal tax, payable over eight years, associated with the mandatory deemed repatriation of permanently invested foreign profits, offset by an estimated reduction in deferred taxes resulting from the rate decrease from 35% to 21%. See Note 13 to the consolidated financial statements for further information on the 2017 Tax Act.

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

(e)

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

2018 Annual Report   3

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

The following graph shows a five-year comparison of cumulative total return for Seaboard Corporation, the NYSE American Index and the companies comprising the Dow Jones United States (“U.S.”) Food Products and the Dow Jones U.S. Marine Transportation indices, weighted by market capitalization for the five fiscal years commencing December 31, 2013 and ending December 31, 2018. The information presented in the performance graph is historical in nature and is not intended to represent or guarantee future returns.

The comparison of cumulative total returns presented in the above graph was plotted using the following index values and common stock price values:

	12/31/13	12/31/14	12/31/15	12/31/16	12/31/17	12/31/18

Seaboard Corporation	$100.00	$150.20	$103.57	$141.40	$158.02	$126.98
NYSE American	$100.00	$101.45	$72.08	$86.50	$85.89	$75.60
Peer Group	$100.00	$108.62	$117.37	$132.38	$133.46	$111.01

4 2018 Annual Report

SEABOARD CORPORATION

Quarterly Financial Data (unaudited)

(UNAUDITED)	1st	2nd	3rd	4th		Total for
(Millions of dollars except per share amounts)	Quarter	Quarter	Quarter	Quarter		the Year
2018
Net sales	$1,579	$1,691	$1,651	$1,662		$6,583
Operating income	$97	$32	$37	$43		$209
Net earnings (loss) attributable to Seaboard	$32	$7	$35	$(91)	(a)	$(17)
Earnings (loss) per common share	$26.75	$6.28	$29.93	$(77.58)	(a)	$(14.61)
2017
Net sales	$1,399	$1,422	$1,402	$1,586		$5,809
Operating income	$68	$55	$73	$44		$240
Net earnings attributable to Seaboard	$85	$58	$81	$23	(b)	$247
Earnings per common share	$71.84	$50.51	$69.28	$19.38	(b)	$211.01

(a)

During the fourth quarter of 2018, Seaboard recorded other investment losses of $167 million, which includes $122 million of non-cash, unrealized mark-to-market losses on short-term investments still held as of December 31, 2018. As a comparison, other investment income of $58 million was recorded in the fourth quarter of 2017.

(b)

During the fourth quarter of 2017, Seaboard recorded $65 million of additional income tax expense, or $55.31 per common share, as a result of the December 22, 2017 enactment of the 2017 Tax Act. The additional income tax expense included a provisional $112 million of additional federal tax, payable over eight years, associated with the mandatory deemed repatriation of permanently invested foreign profits, partially offset by an estimated reduction in deferred taxes resulting from the rate decrease from 35% to 21%. See Note 13 to the consolidated financial statements for further information on the 2017 Tax Act.

2018 Annual Report   5

SEABOARD CORPORATION

Management’s Discussion & Analysis

OVERVIEW

Seaboard Corporation and its subsidiaries (“Seaboard”) together comprise a diverse global agribusiness and transportation company with operations in several industries. In the United States (“U.S.”), Seaboard is primarily engaged in hog production, pork processing and ocean transportation. Overseas, Seaboard is primarily engaged in commodity merchandising, grain processing, sugar and alcohol production and electric power generation. Seaboard also has an equity method investment in Butterball, LLC (“Butterball”), a producer and processor of branded and non-branded turkey products which it reports as a segment.

Sales and costs of Seaboard’s segments are significantly influenced by worldwide fluctuations in commodity prices and changes in foreign political and economic conditions. Accordingly, sales, operating income and cash flows can fluctuate significantly from year to year. As each segment operates in a distinct industry and a different geographic location, management evaluates their operations separately. Seaboard’s reporting segments are based on information used by Seaboard’s Chief Executive Officer to determine allocation of resources and assess performance, in his capacity as chief operating decision maker.

Pork Segment

Seaboard’s Pork segment is a vertically integrated pork producer that primarily produces and sells fresh and frozen pork products to further processors, food service operators, grocery stores, distributors and retail outlets. This segment’s sales are primarily to U.S. customers with some export sales to Japan, Mexico, China and numerous other foreign markets. Pork products include fresh pork, such as loins, tenderloins and ribs which are primarily sold to distributors and grocery stores and fresh and frozen pork products sold in bulk to further processors who produce products, such as lunch meat, ham, bacon and sausage. Pork product sales prices are directly affected by both domestic and worldwide supply and demand for pork products and other proteins.

The Pork segment’s pork processing plant, located in Guymon, Oklahoma, generally operates at a double-shift processing capacity of approximately six million hogs annually. Seaboard also has a ham boning and processing plant in Mexico. In 2018, Seaboard raised approximately 89% of the hogs processed at its processing plant, with the remaining hog requirements purchased primarily under contracts with independent producers. Seaboard’s hog production facilities consist of genetic and commercial breeding, farrowing, nursery and finishing buildings located in the central U.S. These facilities have a capacity to produce over six million hogs annually. Seaboard owns and operates seven centrally located feed mills to provide formulated feed to these hogs.

The Pork segment also produces biodiesel at facilities in Oklahoma and Missouri, which is sold to third parties. Biodiesel is produced from pork fat supplied by Seaboard’s Oklahoma pork processing plant and from other animal fat and vegetable oil purchased from third parties. The biodiesel is sold to fuel blenders for distribution.

Seaboard has a 50% noncontrolling interest in Seaboard Triumph Foods, LLC (“STF”), which operates a pork processing plant located in Iowa. STF began single-shift operations in September 2017 and a second shift commenced in October 2018. STF’s plant is designed to process about six million market hogs annually when operating at full capacity, which is expected to occur by the end of 2019. Seaboard has agreements with STF and Triumph Foods, LLC (“Triumph”), an independent pork processor, to market substantially all pork products produced at STF’s and Triumph’s pork processing plants. Seaboard and Triumph also sell a portion of the hogs they raise to the STF plant to be processed. Seaboard’s sales prices for its pork products are primarily based on a margin sharing arrangement that considers the average sales price and mix of products sold from the Seaboard, Triumph and STF pork processing plants.

Sales prices are directly affected by both domestic and worldwide supply and demand for pork products and other proteins. Feed accounts for the largest input cost in raising hogs and is materially affected by price changes for corn and soybean meal. Market prices for hogs purchased from third parties for processing at the plant also represent a major cost factor. Within the portfolio of Seaboard’s businesses, management believes profitability of the Pork segment is most susceptible to commodity price fluctuations. As a result, this segment’s operating income and cash flows can materially fluctuate from year to year, significantly affecting Seaboard’s consolidated operating income and cash flows. This segment is Seaboard’s most capital-intensive segment, representing approximately 54% of Seaboard’s total fixed assets, in addition to 44% of total inventories. With the Guymon plant generally operating at capacity, Seaboard is continually looking for ways to enhance the plant’s operational efficiency, while also looking to increase margins by introducing new, higher value products.

6 2018 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

Commodity Trading and Milling Segment

Seaboard’s Commodity Trading and Milling (“CT&M”) segment, which is managed under the name of Seaboard Overseas and Trading Group, is an integrated agricultural commodity trading, processing and logistics company. Overall the CT&M segment has facilities in 31 countries, primarily in Africa, South America, the Caribbean and Europe. This division sources, transports and markets approximately 11 million metric tons per year of wheat, corn, soybeans, soybean meal and other commodities. This segment represents approximately 47% of Seaboard’s total inventories as of December 31, 2018.

The commodity trading business has 13 offices in 12 countries, in addition to four non-consolidated affiliates in three other countries. The grain processing business, which includes 8 consolidated and 19 non-consolidated affiliates, operates facilities at 42 locations in 23 countries, with wheat flour mills located in 19 countries. Seaboard and its affiliates produce approximately six million metric tons of wheat flour, maize meal, manufactured feed and oilseed crush commodities per year in addition to other related grain-based products. The CT&M segment has invested in several entities in recent years and continues to seek opportunities to expand its trading, milling and agro-processing businesses.

The majority of the CT&M segment’s sales are derived from sourcing agricultural commodities from multiple origins which are delivered to third-party and affiliate customers in various international locations. The execution of these purchase and delivery transactions have long cycles of completion, which may extend for several months with a high degree of price volatility. As a result, these factors can significantly affect sales volumes, operating income, working capital and related cash flows from period to period. Although this segment owns three vessels, the majority of the trading business is transacted with chartered ships. Consolidated and non-consolidated affiliates operate the grain processing business in foreign countries that are, in most cases, lesser developed. Foreign operations can be significantly impacted by changes in local crop production, political instability and local government policies, as well as fluctuations in economic and industry conditions and foreign currency exchange rates. This segment’s sales are also significantly affected by fluctuating prices of various commodities, such as wheat, corn, soybeans and soybean meal. Exports from various countries can exacerbate volatile market conditions that may have a significant impact on both the trading and milling businesses’ sales and operating income. Profit margins are sometimes protected by using commodity derivatives and other risk management practices.

Marine Segment

Seaboard’s Marine segment provides cargo shipping services in the U.S. and 28 countries in the Caribbean and Central and South America. This segment’s primary operations are at PortMiami and include a terminal and an off-port warehouse for cargo consolidation and temporary storage. At the Port of Houston, Seaboard’s Marine segment operates a cargo terminal facility that includes on-dock warehouse space for temporary storage of bagged grains, resins and other cargoes. Seaboard also makes scheduled vessel calls to Brooklyn, New Orleans, Philadelphia and various ports in the Caribbean and Central and South America. The Marine segment uses a network of offices and agents throughout the U.S., Canada, the Caribbean and Central and South America to sell freight. Seaboard’s capabilities allow transport by truck or rail of import and export cargo to and from various U.S. ports. This segment’s fleet consists of 19 chartered and 3 owned vessels, and includes dry, refrigerated and specialized containers and other cargo related equipment.

Fluctuations in economic conditions and political instability in the regions or countries in which this segment operates may affect trade volumes and operating profits. In addition, cargo rates can fluctuate depending on regional supply and demand for shipping services. Because the Marine segment time-charters the majority of its ocean cargo vessels, it is affected by fluctuations in charter hire rates as well as fuel costs. This segment continues to explore ways to increase volumes on existing routes while seeking opportunities to broaden its route structure in the regions it serves.

Sugar and Alcohol Segment

In Argentina, Seaboard’s Sugar and Alcohol segment operates a vertically integrated production facility with an annual capacity to crush approximately three million metric tons of sugar cane and produce approximately 250,000 metric tons of sugar and approximately 33 million gallons of alcohol. Seaboard grows sugarcane on its owned land in Argentina to supply most of the raw material processed in its plant. The sugar is primarily marketed locally, with some exports to the U.S. and other countries. The alcohol is marketed to industrial users or sold as dehydrated alcohol to certain oil companies under the Argentine governmental bio-ethanol program, which requires alcohol be blended with gasoline. This segment also owns a 51-megawatt cogeneration power plant, which is fueled by the burning of sugarcane by-products, natural gas and other biomass when available.

The Sugar and Alcohol segment’s sales and operating income are significantly affected by local and worldwide sugar and alcohol prices. Domestic sugar production levels in Argentina affect the local price. Global sugar price fluctuations, to a

2018 Annual Report   7

SEABOARD CORPORATION

Management’s Discussion & Analysis

lesser extent, have an impact in Argentina as well. Historically, the functional currency of this segment was the Argentine peso, but during the third quarter of 2018 highly inflationary accounting was adopted and the U.S. dollar became the functional currency for U.S. GAAP purposes. See Note 1 to the consolidated financial statements for further discussion on highly inflationary accounting. The currency exchange rate can have an impact on reported U.S. dollar sales, operating income and cash flows.

Power Segment

Seaboard’s Power segment is an unregulated independent power producer that generates electricity for the Dominican Republic power grid. This segment owns and operates a power generating barge, located on the Ozama River, that contains a system of engines capable of using natural gas or heavy fuel oil to produce up to 108 megawatts of electricity.  The Power segment sells the electricity it generates primarily on the spot market to government-owned distribution companies and is subject to delays in obtaining timely collections from sales to these government-related entities. Supply of power in the Dominican Republic is determined by a government body and is subject to fluctuations based on governmental budgetary constraints. While fuel is this segment’s largest cost component and is subject to price fluctuations, higher fuel costs generally have been passed on to customers. In November 2018, Seaboard’s Power segment entered into a contract to build a new floating power barge with capacity to generate approximately 146 megawatts of electricity using gaseous fuels, including natural gas.

Turkey Segment

Seaboard has a 50% noncontrolling interest in Butterball, a vertically integrated producer and processor of branded and non-branded turkey products. Butterball has four processing plants, two further processing plants and numerous live production and feed milling operations located in North Carolina, Arkansas, Missouri and Kansas. These facilities produce over one billion pounds of turkey each year. Butterball is a national supplier to retail stores, foodservice outlets and industrial entities, and also exports products to Mexico and numerous other foreign markets. Sales prices are directly affected by both domestic and worldwide supply and demand for turkey products and other proteins. Feed accounts for the largest input cost in raising turkeys and is materially affected by price changes for corn and soybean meal. As a result, commodity price fluctuations can significantly affect the profitability and cash flows of Butterball.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Sources and Uses of Cash

Cash and short-term investments as of December 31, 2018 decreased $162 million from December 31, 2017. The decrease was primarily the result of a business acquisition and lower repayments of affiliate notes receivables, partially offset by debt proceeds. Cash from operating activities decreased $7 million from 2017.

Cash and short-term investments as of December 31, 2017 increased $338 million from December 31, 2016. The increase was primarily the result of net cash from operating activities of $245 million, repayments of affiliate notes receivable of $167 million and proceeds from short-term and long-term debt of $83 million. Partially offsetting the increase was cash used for capital expenditures of $173 million. Cash from operating activities decreased $182 million from 2016 primarily as a result of lower net earnings including adjustments and working capital changes.

Capital Expenditures, Acquisitions and Other Investing Activities

During 2018, Seaboard invested $162 million in property, plant and equipment, of which $86 million was in the Pork segment, $29 million in the CT&M segment, $18 million in the Marine segment, $5 million in the Sugar and Alcohol segment, $23 million in the Power segment and the remaining amount in other businesses. The Pork segment expenditures were primarily for additional hog finishing barns and its plant expansion project as further discussed below. The CT&M segment expenditures were primarily for milling assets. The Power segment expenditures were primarily for its new power barge under construction as further discussed below. All other capital expenditures were primarily of a normal recurring nature such as replacements of machinery and equipment and general facility modernizations and upgrades.

The total budget for 2019 capital expenditures is $457 million. The Pork segment budgeted $217 million primarily for the expansion of the Guymon pork processing plant and the construction or possible acquisition of additional biodiesel production facilities. The plant will continue to operate at full production during the construction. The CT&M segment budgeted $77 million primarily for milling assets, including silos, and other improvements to existing facilities and related equipment. The Marine segment budgeted $40 million primarily for additional cargo carrying and handling equipment. The Sugar and Alcohol segment budgeted $32 million primarily for alcohol fermentation expansion plans. The Power segment budgeted $89 million for its new power barge. In November 2018, Seaboard’s Power segment entered into a contract to build a new floating power barge with operations anticipated to begin in the first quarter of 2021. The total cost

8 2018 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

of the project is estimated to exceed $160 million. Seaboard’s Power segment continues to explore strategic alternatives, including the possible sale or relocation of the existing power barge. The balance of $2 million is planned to be spent in all other businesses. Management anticipates paying for these capital expenditures from a combination of available cash, the use of available short-term investments and Seaboard’s available borrowing capacity.

During 2017, Seaboard invested $173 million in property, plant and equipment, of which $100 million was in the Pork segment, $15 million in the CT&M segment, $37 million in the Marine segment and $20 million in the Sugar and Alcohol segment. The Pork segment expenditures were primarily for improvements to existing facilities and additional hog finishing barns. The Sugar and Alcohol segment expenditures were primarily related to a new bioethanol distillery. All other capital expenditures were primarily of a normal recurring nature and included replacements of machinery and equipment, and general facility modernizations and upgrades.

During 2016, Seaboard invested $158 million in property, plant and equipment, of which $69 million was in the Pork segment, $35 million in the CT&M segment, $19 million in the Marine segment and $34 million in the Sugar and Alcohol segment. The Pork segment expenditures were primarily for improvements to existing facilities and related equipment, additional hog finishing barns and the June 2016 purchase and improvement of a biodiesel plant in St. Joseph, Missouri for $6 million that became operational in the third quarter of 2016. Of the CT&M segment expenditures, $29 million was for the construction of two dry bulk vessels, which were delivered and then sold and leased back by Seaboard at book value of $44 million during the first quarter of 2016. The Marine segment expenditures were primarily for purchases of cargo carrying and handling equipment. The Sugar and Alcohol segment expenditures were primarily for milling capacity increases and fermentation and distillery equipment upgrades. All other capital expenditures were primarily of a normal recurring nature and included replacements of machinery and equipment, and general facility modernizations and upgrades.

During the first quarter of 2018, Seaboard’s CT&M segment acquired three flour mills and an associated grain trading business located in Senegal, Ivory Coast and Monaco for total consideration of $324 million, net of cash acquired. The acquisition was primarily funded using proceeds from Seaboard’s short-term investments and the incurrence of a note payable to the sellers. With this business, the CT&M segment increased its flour and feed milling capacity and annual grain trading volumes. Also, during the first quarter, Seaboard’s CT&M segment acquired a 50% noncontrolling interest in a grain trading and flour milling business in Mauritania for total consideration of $16 million. See Note 2 to the consolidated financial statements for further information on this acquisition and Note 6 for further discussion of this non-consolidated affiliate. Also, during 2018, Seaboard’s CT&M segment increased its ownership interest in a non‑consolidated affiliate and paid $5 million for shares purchased.

During 2017, Seaboard’s CT&M segment acquired a pulse and grain elevator in Canada for $14 million and invested an additional $7 million in a grain trading and poultry business in Morocco, increasing its ownership interest in this Moroccan business to 19.4%. See Note 2 to the consolidated financial statements for further information on the elevator purchase and Note 6 to the consolidated financial statements for further discussion of this non-consolidated affiliate.

During 2017 and 2016, Seaboard contributed $73 million and $51 million, respectively, to STF for construction of its pork processing plant in Iowa, which began operations in September 2017. In addition to capital contributions, Seaboard also agreed to provide a portion of the hogs to be processed at the plant. During 2017 and 2016, Seaboard acquired hog inventory and hog farms through acquisitions of existing farm operations for a total investment of $40 million and $219 million, respectively. These assets increased Seaboard’s hog production capacity to meet the hog supply commitment. See Note 2 to the consolidated financial statements for further discussion of certain acquisitions.

Seaboard purchased equity interests in limited liability companies that operate refined coal processing plants that generate federal income tax credits. Seaboard’s funding commitment for these companies varies depending on production and, based on current production estimates, is anticipated to be approximately $14 million in 2019, $9 million in 2020 and $9 million in 2021. Seaboard invested $17 million, $10 million and $14 million during 2018, 2017 and 2016, respectively.

In 2016, Seaboard invested $7 million of cash and converted its $8 million note receivable to equity for a 36% noncontrolling interest in a holding company that owns a Caribbean terminal operation. The investment is accounted for in the Marine segment using the equity method and reported on a three-month lag.

During 2016, Seaboard invested an additional $14 million in equity and long-term advances in a flour production business in Brazil, of which at December 31, 2018 is a wholly-owned subsidiary of Seaboard. See Note 6 to the consolidated financial statements for further discussion of this investment.

2018 Annual Report   9

SEABOARD CORPORATION

Management’s Discussion & Analysis

Financing Activities, Debt and Related Covenants

The following table presents a summary of Seaboard’s available borrowing capacity:

Total amount
(Millions of dollars)	available
Short-term uncommitted and committed lines	$634
Amounts drawn against lines	(148)
Letters of credit reducing borrowing availability	(18)
Available borrowing capacity as of December 31, 2018	$468

In 2018, Seaboard entered into an Amended and Restated Term Loan Credit Agreement (“Credit Agreement”) that replaced Seaboard Foods LLC’s (“Seaboard Foods”) $500 million unsecured term loan with a $700 million unsecured term loan (“Term Loan”) and extended the maturity from December 4, 2022 to September 25, 2028. Seaboard received proceeds of $220 million, net of certain costs. As of December 31, 2018, Seaboard also had $80 million of foreign subsidiary long-term debt, primarily denominated in euros and U.S. dollars.

Seaboard was in compliance with all restrictive covenants related to these facilities and loans as of December 31, 2018. Seaboard has capacity under existing loan covenants to undertake additional debt financings of approximately $1,489 million as of December 31, 2018. See Note 7 to the consolidated financial statements for further discussion of notes payable and long-term debt.

As of December 31, 2018, Seaboard had cash and short-term investments of $1,530 million and additional total working capital of $713 million. Accordingly, management believes Seaboard’s combination of internally generated cash, liquidity, capital resources and borrowing capabilities will be adequate for its existing operations and any currently known potential plans for expansion of existing operations or business segments for 2019. Management intends to continue seeking opportunities for expansion in the industries in which Seaboard operates, utilizing existing liquidity, available borrowing capacity and other financing alternatives.

As of December 31, 2018, $294 million of the $1,530 million of cash and short-term investments were held by Seaboard’s foreign subsidiaries. Historically, Seaboard has considered substantially all foreign profits as being permanently invested in its foreign operations, including all cash and short-term investments held by foreign subsidiaries. Seaboard intends to continue permanently reinvesting the majority of these funds outside the U.S. as current plans do not demonstrate a need to repatriate them to fund Seaboard’s U.S. operations. For any planned repatriation to the U.S., Seaboard would record applicable deferred taxes for state or foreign withholding taxes. However,  with the enactment of the Tax Cuts and Job Act in December 2017, Seaboard accrued a provisional $112 million of federal tax in its consolidated financial statements as of December 31, 2017. During 2018, Seaboard updated the provisional tax to $126 million in its consolidated financial statements as of December 31, 2018 associated with the mandatory deemed repatriation of these balances. See Note 13 to the consolidated financial statements for further discussion on the tax reform.

Seaboard repurchased 1,333 shares of common stock for a total cost of $5 million during 2018. No shares of common stock were repurchased by Seaboard in 2017 or 2016. In each of the four quarters of 2018 and 2017, Seaboard declared and paid quarterly dividends of $1.50 per share of common stock. Seaboard’s Board of Directors intends that Seaboard will continue to pay quarterly dividends for the reasonably foreseeable future, with the amount of any dividends being dependent upon such factors as Seaboard’s financial condition, results of operations and current and anticipated cash needs, including capital requirements. There were no dividends paid in 2016. See Note 11 to the consolidated financial statements for further discussion on stockholders’ equity.

Contractual Obligations and Off-Balance Sheet Arrangements

Several of Seaboard’s segments have long-term contractual obligations, including non-cancelable operating lease agreements for facilities and equipment. The Marine and CT&M segments enter into contracts to time-charter vessels for use in operations. The Pork segment has contract grower agreements in place with farmers to raise a portion of Seaboard’s hogs to support its operations. The Pork segment has also entered into grain and feed ingredient purchase contracts to support the segment’s live hog operations and has contracted for the purchase of additional hogs from third parties. The CT&M segment enters into commodity purchase contracts, primarily to support sales commitments. See Note 8 to the consolidated financial statements for further discussion on contractual obligations and other purchase commitments.

10 2018 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

The following table provides a summary of Seaboard’s contractual obligations as of December 31, 2018:

	Payments due by period
		Less than	1-3	3-5	More than
(Millions of dollars)	Total	1 year	years	years	5 years
Ports	$203	$18	$37	$39	$109
Vessel, time and voyage-charter commitments	157	58	53	21	25
Contract grower agreements	231	47	78	45	61
Other operating lease payments	69	18	22	14	15
Total lease obligations	$660	$141	$190	$119	$210
Purchase commitments	1,647	853	200	208	386
Short-term notes payable	148	148	—	—	—
Long-term debt	779	39	62	15	663
Interest payments (a)	275	31	60	56	128
Retirement benefit payments (b)	93	10	19	31	33
Mandatory deemed repatriation tax (c)	80	7	13	13	47
Power barge and pork plant expansion	218	138	80	—	—
Investment in affiliates (d)	32	14	18	—	—
Total contractual cash obligations and commitments	$3,932	$1,381	$642	$442	$1,467

(a)  Interest payments in the table above include expected cash payments for interest on variable and fixed rate long-term debt. Variable interest rates are based on interest rates as of December 31, 2018.

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

(d)  Investment in affiliates represents obligations made to equity method investments for expected funding commitments to three limited liability companies that operate refined coal processing plants.

Non-current deferred income taxes and certain other long-term liabilities in the consolidated balance sheets are not included in the table above as management is unable to reliably estimate the timing of the payments for these items. In addition, deferred revenues and other deferred credits included in other long-term liabilities in the consolidated balance sheets have been excluded from the table above because they do not represent contractual obligations.

RESULTS OF OPERATIONS

Net sales for the years ended December 31, 2018, 2017 and 2016 were $6,583 million, $5,809 million and $5,379 million, respectively. The increase for 2018 compared to 2017 primarily reflected higher volumes and sales prices for certain commodities in the CT&M segment, higher biodiesel revenue and higher volume of market hogs and pork products sold in the Pork segment and higher cargo volumes and rates in the Marine segment. The increase for 2017 compared to 2016 primarily reflected higher sales prices and volumes for certain commodities in the CT&M segment, higher overall prices for pork products sold, higher sales volume of market hogs and higher biodiesel revenue in the Pork segment, higher cargo volumes in the Marine segment and higher selling prices and volumes for alcohol in the Sugar and Alcohol segment.

Operating income for the years ended December 31, 2018, 2017 and 2016 were $209 million, $240 million and $230 million, respectively. The decrease for 2018 compared to 2017 primarily reflected lower prices on pork products sold and higher feed costs in the Pork segment, partially offset by higher margins from biodiesel sales in the Pork segment, higher margins on third-party sales in the CT&M segment and higher spot market rates in the Power segment. The increase for 2017 compared to 2016 primarily reflected higher margins from sugar in the Sugar segment and higher margins from meat prices in the Pork segment, partially offset by lower margins on biodiesel in the Pork segment, lower margins on commodities in the CT&M segment and lower cargo rates and higher fuel costs in the Marine segment.

2018 Annual Report   11

SEABOARD CORPORATION

Management’s Discussion & Analysis

Pork Segment

(Millions of dollars)	2018	2017	2016
Net sales	$1,774	$1,609	$1,443
Operating income	$117	$193	$179
Income (loss) from affiliates	$(30)	$(10)	$11

Net sales for the Pork segment increased $165 million for the year ended December 31, 2018 compared to 2017. The increase was primarily the result of increased volumes of pork products sold, increased volumes and prices of biodiesel sales, the receipt of the federal blender’s credits of $42 million and higher sales of market hogs to third parties and affiliates. In February 2018, Congress retroactively extended the federal blender’s credits for 2017 which resulted in recognizing revenue in the first quarter of 2018. The federal blender’s credits were not renewed during 2018. The increase was partially offset by lower prices for both pork products and market hogs sold. See Note 13 to the consolidated financial statements for further discussion of the federal blender’s credits.

Operating income for the Pork segment decreased $76 million for the year ended December 31, 2018 compared to 2017.  The decrease was primarily due to lower prices for pork products along with higher feed costs, partially offset by higher volumes of pork products sold and the federal blender’s credits of $42 million as discussed above. Seaboard sells pork to international customers located in China and Mexico, among other countries, and recent incremental tariffs, the duration of which is uncertain, continue to have a negative impact on earnings. Management is unable to predict future market prices for pork products, the cost of feed or third-party hogs or the government’s intentions with the federal blenders’ credits; however, management anticipates positive operating income for this segment in 2019.

Loss from affiliates increased $20 million for the year ended December 31, 2018 compared to 2017, primarily due to the start-up of STF operations, which began in September 2017.

Net sales for the Pork segment increased $166 million for the year ended December 31, 2017 compared to 2016. The increase was primarily the result of higher overall prices for pork products sold, higher sales volume of market hogs related to the August 2017 acquisition, higher biodiesel revenue and, to a lesser extent, a higher volume of pork products sold internationally.

Operating income for the Pork segment increased $14 million for the year ended December 31, 2017 compared to 2016. The increase was primarily the result of improved overall margins from higher meat prices and market hog sales, partially offset by lower biodiesel margins because the federal blender’s credits were not renewed during 2017.

Income from affiliates decreased $21 million for the year ended December 31, 2017 compared to 2016, primarily due to the start-up of STF operations, which began in September 2017, partially offset by earnings from its other non-consolidated affiliate, Daily’s Premium Meats, LLC.

Commodity Trading and Milling Segment

(Millions of dollars)	2018	2017	2016
Net sales	$3,428	$2,945	$2,778
Operating income as reported	$46	$25	$38
Mark-to-market adjustments	3	(4)	—
Operating income excluding mark-to-market adjustments	$49	$21	$38
Income (loss) from affiliates	$(11)	$7	$(10)

Net sales for the CT&M segment increased $483 million for the year ended December 31, 2018 compared to 2017. The increase primarily reflected higher volume of third-party sales, including sales for a business acquired in January 2018, and higher affiliate sales prices, partially offset by lower third-party sales prices.

Operating income for the CT&M segment increased $21 million for the year ended December 31, 2018 compared to 2017. The increase primarily reflected higher margins on third-party sales, predominantly related to the business acquired, partially offset by higher selling, general and administrative costs related to the business acquired. Excluding the effects of the mark-to-market adjustments for derivative contracts, operating income increased $28 million as discussed below.

Due to worldwide commodity price fluctuations, the uncertain political and economic conditions in the countries in which this segment operates, and the volatility in the commodity markets, management is unable to predict future sales and

12 2018 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

operating results for this segment. However, management anticipates positive operating income for this segment in 2019, excluding the effects of marking to market derivative contracts.

Had Seaboard not applied mark-to-market accounting to its derivative instruments, operating income for this segment would have been higher by $3 million in 2018, lower by $4 million in 2017 and remained the same in 2016. While management believes its commodity futures, options and foreign exchange contracts are primarily economic hedges of its firm purchase and sales contracts or anticipated sales contracts, Seaboard does not perform the extensive record-keeping required to account for these transactions as hedges for accounting purposes. Accordingly, while the changes in value of the derivative instruments were marked to market, the changes in value of the firm purchase or sales contracts were not. As products are delivered to customers, these existing mark-to-market adjustments should be primarily offset by realized margins or losses as revenue is recognized over time and therefore, these mark-to-market adjustments could reverse in fiscal 2019. Management believes eliminating these mark-to-market adjustments provides a more reasonable presentation to compare and evaluate period-to-period financial results for this segment.

Income from affiliates for the CT&M segment decreased by $18 million for the year ended December 31, 2018 compared to 2017. The decrease primarily reflected price and volume volatility in local markets of certain Seaboard affiliates, including losses at an equity method investment located in the Democratic Republic of Congo (“DRC”). See Note 6 to the consolidated financial statements for further information on this affiliate. Based on the uncertainty of local political and economic environments in the countries in which Seaboard’s affiliates operate, management cannot predict future results.

Net sales for the CT&M segment increased $167 million for the year ended December 31, 2017 compared to 2016. The increase primarily reflected higher sales prices for wheat sales to third parties and higher volumes of sales to affiliates and third parties, partially offset by lower corn and soybean meal sales prices and volumes to third parties.

Operating income for the CT&M segment decreased $13 million for the year ended December 31, 2017 compared to 2016. The decrease primarily reflected lower margins on commodities and higher selling, general and administrative expense, partially offset by higher gains of $4 million on mark-to-market derivative contracts. Excluding the effects of the mark-to-market adjustments for derivative contracts, operating income decreased $17 million primarily due to a decrease in commodity prices in the pulse market.

Income from affiliates for the CT&M segment increased $17 million for the year ended December 31, 2017 compared to 2016. The increase primarily reflected consolidation of an equity method investment that incurred $10 million of losses during 2016. See Note 6 to the consolidated financial statements for further discussion of this affiliate.

Marine Segment

(Millions of dollars)	2018	2017	2016
Net sales	$1,057	$956	$916
Operating income	$25	$21	$33
Income (loss) from affiliate	$2	$(7)	$1

Net sales for the Marine segment increased $101 million for the year ended December 31, 2018 compared to 2017. The increase was primarily the result of higher volumes and rates in certain markets during 2018 compared to 2017.

Operating income for the Marine segment increased $4 million for the year ended December 31, 2018 compared to 2017. The increase was primarily the result of higher revenues, partially offset by higher voyage costs related to fuel price increases and other expenses. Management cannot predict changes in future cargo volumes, cargo rates and fuel costs or to what extent changes in economic conditions in markets served will affect net sales or operating income. However, management anticipates this segment will have positive operating income for 2019.

Income from affiliates increased $9 million for the year ended December 31, 2018 compared to 2017 primarily due to an other-than-temporary impairment charge of $6 million incurred in 2017 related to Seaboard’s equity-method investment in a holding company that owns a terminal operation. See Note 6 to the consolidated financial statements for further information on this affiliate.

Net sales for the Marine segment increased $40 million for the year ended December 31, 2017 compared to 2016. The increase was primarily the result of higher volumes in certain markets during 2017 compared to 2016, partially offset by lower cargo rates.

2018 Annual Report   13

SEABOARD CORPORATION

Management’s Discussion & Analysis

Operating income for the Marine segment decreased $12 million for the year ended December 31, 2017 compared to 2016. The decrease was primarily the result of lower cargo rates and higher fuel costs, partially offset by lower other voyage costs.

Income from affiliates decreased $8 million for the year ended December 31, 2017 compared to 2016 primarily due to an other-than-temporary impairment charge of $6 million as discussed above.

Sugar and Alcohol Segment

(Millions of dollars)	2018	2017	2016
Net sales	$184	$186	$147
Operating income (loss)	$9	$21	$(12)
Income from affiliates	$1	$1	$2

Net sales for the Sugar and Alcohol segment decreased $2 million for the year ended December 31, 2018 compared to 2017. The decrease primarily reflected lower prices of sugar and alcohol sold, partially offset by higher volumes of sugar and alcohol sold. Sugar and alcohol sales are denominated in Argentine pesos, and an increase in local sales prices was offset by exchange rate changes as the Argentine peso continued to weaken against the U.S. dollar. Management cannot predict local sugar and alcohol prices or the volatility in the currency exchange rate.  Argentina was determined by management to be a highly inflationary economy in the second quarter of 2018, and as a result, this segment’s functional currency is the U.S. dollar effective in the third quarter of 2018 until the economic environment stabilizes.

Operating income for the Sugar and Alcohol segment decreased $12 million for the year ended December 31, 2018 compared to 2017. The decrease primarily reflected lower margins on sugar, alcohol and cogeneration, partially offset by lower selling, general and administrative expenses related to salaries and benefits. Costs for 2018 included a total of $5 million in severance costs related to a restructuring of its workforce. Based on recent market conditions, management currently cannot predict if this segment will be profitable in 2019.

Net sales for the Sugar and Alcohol segment increased $39 million for the year ended December 31, 2017 compared to 2016. The increase primarily reflected higher volumes and selling prices of alcohol and higher selling prices for sugar, partially offset by lower volumes of sugar sold.

Operating income for the Sugar and Alcohol segment increased $33 million for the year ended December 31, 2017 compared to 2016. The increase primarily reflected higher margins from sugar, alcohol and cogeneration primarily related to increased selling prices, partially offset by higher selling, general and administrative costs. During 2016, labor strikes and inclement weather negatively impacted volumes and resulted in a $12 million sugar inventory charge.

Power Segment

(Millions of dollars)	2018	2017	2016
Net sales	$122	$97	$79
Operating income	$21	$9	$7
Income from affiliate	$10	$6	$4

Net sales for the Power segment increased $25 million for the year ended December 31, 2018 compared to 2017. The increase primarily reflected higher spot market rates.

Operating income for the Power segment increased $12 million for the year ended December 31, 2018 compared to 2017 primarily due to higher spot market rates, partially offset by higher fuel costs. Management cannot predict future fuel costs or the extent that spot market rates will fluctuate compared to fuel costs; however, management anticipates positive operating income for this segment in 2019.

Net sales for the Power segment increased $18 million for the year ended December 31, 2017 compared to 2016. The increase primarily reflected higher spot market rates.

Operating income for the Power segment increased $2 million for the year ended December 31, 2017 compared to 2016 primarily due to higher spot market rates, partially offset by higher fuel costs.

14 2018 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

Turkey Segment

(Millions of dollars)	2018	2017	2016
Income (loss) from affiliate	$(16)	$(4)	$73

The Turkey segment, accounted for using the equity method, represents Seaboard’s investment in Butterball. The increase in loss from affiliate for 2018 compared to 2017 was primarily the result of higher logistics and production costs and lower volumes of turkey products sold in 2018, partially offset by Seaboard’s proportionate share of the Illinois plant closure during 2017 as discussed below.  Management is unable to predict future market prices for turkey products or the cost of feed. Based on recent market conditions, management currently cannot predict if this segment will be profitable in 2019.

The decrease in income from affiliate for 2017 compared to 2016 was primarily the result of lower prices for turkey products sold, pricing pressure from competing proteins and higher live growing costs. Also, the decrease included the 2017 closure of a further processing plant located in Illinois. Butterball’s closure of the plant resulted in charges primarily related to impaired fixed assets and accrued severance. Seaboard’s proportionate share of these charges, recognized in income (loss) from affiliates, was $18 million, all recorded in 2017.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses for the year ended December 31, 2018 increased $5 million over 2017 to $314 million. The increase was primarily the result of increased personnel-related costs in the CT&M segment, related to the business acquired in January 2018, partially offset by lower costs related to Seaboard’s deferred compensation program which are offset by the effect of the mark-to-market on investments recorded in other investment income (loss). As a percentage of revenues, SG&A was 5% for 2018 and 2017.

SG&A expenses for the year ended December 31, 2017 increased $42 million over 2016 to $309 million. The increase was primarily the result of increased personnel-related costs, including costs related to Seaboard’s deferred compensation program which are offset by the effect of the mark-to-market on investments recorded in other investment income (loss). As a percentage of revenues, SG&A was 5% for 2017 and 2016.

Interest Expense

Interest expense totaled $44 million, $29 million and $29 million for the years ended December 31, 2018, 2017 and 2016, respectively. The increases in 2018 compared to 2017 primarily related to more debt outstanding, an increase in interest rates and less capitalized interest.

Interest Income from Affiliates

Interest income from affiliates totaled $3 million, $22 million and $24 million for the years ended December 31, 2018, 2017 and 2016, respectively. The decrease for 2018 compared 2017 primarily relates to a Butterball note receivable, which was repaid in December 2017. See Note 6 to the consolidated financial statements for further discussion.

Other Investment Income (Loss), Net

Other investment income (loss), net totaled $(152) million, $177 million and $69 million for the years ended December 31, 2018, 2017 and 2016, respectively. The decrease for 2018 compared to 2017 primarily reflects $110 million of unrealized losses on short-term investments still held as of December 31, 2018, due to mark-to-market fluctuations, and, to a lesser extent, realized losses of $24 million. The increase for 2017 compared to 2016 primarily reflects higher income on short-term investments related to mark-to-market fluctuation and dividends.

Foreign Currency Gains, Net

Foreign currency gains, net totaled $4 million, $14 million and $2 million for the years ended December 31, 2018, 2017 and 2016, respectively. The decrease in foreign currency gains, net in 2018 compared to 2017 primarily reflected losses in the euro and British pound on Seaboard’s short-term investments and the Zambian kwacha, partially offset by gains in the Argentine peso, among fluctuations of other currency exchange rates in several foreign countries. As a result of the change in the Sugar and Alcohol segment’s functional currency to the U.S. dollar, any foreign currency impact was included in the statement of comprehensive income. See Note 1 to the consolidated financial statements for further discussion of this change. The increase in foreign currency gains, net in 2017 compared to 2016 primarily reflected gains in the euro and British pound on Seaboard’s short-term investments and the Zambian kwacha on, partially offset by losses in the South African rand, among fluctuations of other currency exchange rates in several foreign countries. The political and economic conditions of the countries in which Seaboard operates and does business, along with fluctuations in the value of the U.S. dollar, cause volatility in currency exchange rates, which exposes Seaboard to fluctuating foreign currency gains and losses that cannot be predicted. Although Seaboard does not utilize hedge accounting, Seaboard does

2018 Annual Report   15

SEABOARD CORPORATION

Management’s Discussion & Analysis

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

Income Tax Expense

The 2018 effective tax rate was lower than 2017 primarily due to a current year loss versus prior year earnings, tax exempt income from the retroactive extension of the 2017 federal blender’s credits during the first quarter of 2018 and the lower statutory U.S. federal income tax rate. The decrease was partially offset by a tax classification change of a wholly-owned subsidiary from a partnership to a corporation, updated provisional tax related to the Tax Cuts and Jobs Act (“2017 Tax Act”) and a change in mix of domestic and foreign earnings from the prior year. The 2017 effective tax rate was higher than 2016 primarily due to the enactment of the 2017 Tax Act, partially offset by the expiration of the U.S. biodiesel tax provisions on December 31, 2016 and lower tax credits in 2017. The 2017 effective tax rate reflects an increase in Seaboard’s taxes payable resulting from the one-time mandatory deemed repatriation charge and a decrease in value of Seaboard’s deferred tax assets due to the corporate rate decrease from 35% to 21%. This change was partially offset by reduced tax expense resulting from the rate decrease impact on the deferred tax liabilities. See Note 13 to the consolidated financial statements for further information on Seaboard’s income taxes.

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

Allowance for Doubtful Accounts – Seaboard primarily uses a specific identification approach to evaluate the adequacy of this reserve for estimated uncollectible receivables at the consolidated balance sheet date. Changes in estimates, developing trends and other new information can have a material effect on future evaluations. Furthermore, Seaboard’s total current receivables are heavily weighted toward foreign receivables ($418 million or 77% as of December 31, 2018), including foreign receivables due from affiliates ($91 million as of December 31, 2018), which generally represent more of a collection risk than its domestic receivables. Receivables due from affiliates are generally associated with entities located in foreign countries considered less developed than the U.S. that can experience conditions causing sudden changes to their ability to pay such receivables on a timely basis or in full. Based on various historical experiences, future collections of receivables or lack thereof could result in a material charge or credit to earnings depending on the ultimate resolution of each individual customer past due receivable. Bad debt expense for the years ended December 31, 2018, 2017 and 2016 was $7 million, $12 million and $15 million, respectively.

Valuation of Inventories – Inventories are generally valued at the lower of cost and net realizable value. In determining net realizable value, management makes assumptions regarding estimated sales prices, estimated costs to complete and estimated disposal costs. For commodity trading inventories, when contract performance by a customer becomes a concern, management must also evaluate available options to dispose of the inventory, including assumptions about potential negotiated changes to sales contracts, sales prices in alternative markets in various foreign countries and potentially additional transportation costs. At times, management must consider probability, weighting various viable alternatives, in its determination of the net realizable value of the inventories. These assumptions and probabilities are subjective in nature and are based on management’s best estimates and judgments existing at the time of preparation. Changes in future market prices or facts and circumstances could result in a material write down in the value of inventory or decreased future margins on the sale of inventory.

Impairment of Long-Lived Assets – The recoverability of long-lived assets, primarily property, plant and equipment and definite-lived intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the

16 2018 Annual Report

SEABOARD CORPORATION

Management’s Discussion & Analysis

carrying amount may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Some of the key assumptions utilized in determining future projected cash flows include estimated growth rates, expected future sales prices, estimated costs, royalty rates and terminal values. In some cases, judgment is also required in assigning probability weighting to the various future cash flow scenarios. The probability weighting percentages used and the various future projected cash flow models prepared by management are based on facts and circumstances existing at the time of preparation and management’s best estimates and judgment of future operating results. Seaboard cannot predict the occurrence of certain future events that might adversely affect the reported value of long-lived assets, which include, but are not limited to, a change in the business climate, government incentives, a negative change in relationships with significant customers, and changes to strategic decisions made in response to economic and competitive conditions. Changes in these facts, circumstances and management’s estimates and judgment could result in an impairment of property, plant and equipment or definite-lived intangibles, resulting in a material charge to earnings.

Investments in and Advances to Affiliates and Notes Receivable from Affiliates – Seaboard has numerous investments in and advances to various businesses that it owns 50% or less for a noncontrolling interest and are accounted for using the equity method. In addition, for some of these investments, Seaboard also has notes receivable for loans it provided to these businesses. For the CT&M segment, these investments are primarily in foreign countries, which are less developed than the U.S., and therefore, expose Seaboard to greater financial risks. At certain times when there are ongoing operating losses, local economies are depressed, commodity-based markets are less stable, or foreign governments cause challenging business conditions, the fair value of the equity method investment is evaluated by management. The fair value of these investments is not readily determinable as almost all of these investments are not publicly traded. Management will use other methods to determine fair value such as estimated future cash flows, including assumptions on growth rates, for the business and consideration of other local business conditions as applicable. If the fair value of the investment is determined to be less than the carrying value and the decline in value is considered to be other than temporary, an appropriate write down is recorded to income (loss) from affiliates based on the excess of the carrying value over the best estimate of fair value of the investment. In addition, if based on current information and events it is probable that Seaboard will be unable to collect all amounts due according to the contractual terms of the notes receivable from affiliates and an amount can be reasonably estimated, Seaboard will write down the amounts to estimated realizable value. Information and events creating uncertainty about the realization of recorded amounts for notes from affiliates include, but are not limited to, the estimated cash flows generated by the affiliate’s business, the sufficiency of collateral securing the amounts, the creditworthiness of the counterparties involved, and the consideration of other local business conditions as applicable. Changes in facts, circumstances and management’s estimates and judgment could result in a material charge to earnings. See Note 6 to the consolidated financial statements for further discussion on Seaboard’s affiliates.

Income Taxes – Income taxes are determined by management based on current tax regulations in the various worldwide taxing jurisdictions in which Seaboard conducts its business. In various situations, accruals have been made for estimates of the tax effects for certain transactions, business structures, the estimated reversal of timing differences and future projected profitability of Seaboard’s various business units based on management’s interpretation of existing facts, circumstances and tax regulations. Should new evidence come to management’s attention that could alter previous conclusions or if taxing authorities disagree with the positions taken by Seaboard, the change in estimate could result in a material adverse or favorable impact on the financial statements. See Note 13 to the consolidated financial statements for further discussion on income taxes.

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

2018 Annual Report   17

SEABOARD CORPORATION

Management’s Discussion & Analysis

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

Commodity price changes affect the cost of necessary raw materials and other inventories, finished product sales and firm sales commitments. Seaboard uses various grain, oilseed and other commodity futures and options purchase contracts to manage certain risks of increasing prices of raw materials and firm sales commitments or anticipated sales contracts. Short sales contracts are used to offset the open purchase derivatives when the related commodity inventory is purchased in advance of the derivative maturity, effectively offsetting the initial futures or option purchase contract. From time to time, hog futures are used to manage risks of increasing prices of hogs acquired for processing, and hog futures are used to manage risks of fluctuating prices of pork product inventories and related future sales. Inventories that are sensitive to changes in commodity prices, including carrying amounts as December 31, 2018 and 2017, are presented in Note 4 to the consolidated financial statements.

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

Equity price risk is the risk that Seaboard may incur losses due to adverse changes in the market prices of the equity securities it holds in its short-term investment portfolio. Market prices for equity securities are subject to fluctuation and may result from perceived changes in the underlying economic characteristics of the investee, the relative price of alternative investments and general market conditions. As of December 31, 2018 and 2017, the fair value of Seaboard’s marketable equity securities was approximately $878 million and $1 billion, respectively. Seaboard enters into equity futures contracts to manage the equity price risk with respect to certain short-term investments.

The following table presents the sensitivity of the fair value of Seaboard’s open net commodity future and option contracts, foreign currency exchange agreements and marketable equity securities to a hypothetical 10% change in market prices, and foreign exchange rates as of December 31, 2018 and 2017. For all open derivatives, the fair value of such positions is a summation of the fair values calculated for each item by valuing each net position at quoted market prices as of the applicable date.

(Millions of dollars)	December 31, 2018	December 31, 2017
Grains and oilseeds	$23	$18
Energy related resources	1	2
Hogs	2	1
Equity prices	88	110
Foreign currencies	10	14

The table below provides information about Seaboard’s long-term debt that is sensitive to changes in interest rates as of December 31, 2018. For this variable rate debt, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Long-term variable debt included foreign subsidiary obligations payable in Argentine pesos of $2 million and $13 million as of December 31, 2018 and 2017, respectively.

(Millions of dollars)	2019	2020	2021	2022	2023	Thereafter	Total
Long-term debt:
Variable rate	$39	$9	$9	$8	$7	$663	$735
Weighted average interest rate	3.61%	5.28%	5.26%	5.24%	4.56%	4.15%	4.16%

Long-term debt sensitive to changes in interest rates as of December 31, 2017 totaled $504 million with a weighted average interest rate of 3.84%.

18 2018 Annual Report

SEABOARD CORPORATION

Management’s Reports

Management’s Responsibility for Consolidated Financial Statements

The management of Seaboard Corporation and its subsidiaries (“Seaboard”) is responsible for the preparation of its consolidated financial statements and related information appearing in this report. Management believes that the consolidated financial statements fairly present Seaboard’s financial position and results of operations in conformity with U.S. generally accepted accounting principles, and necessarily includes amounts that are based on estimates and judgments which it believes are reasonable based on current circumstances with due consideration given to materiality.

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

Management’s Report on Internal Control Over Financial Reporting

The management of Seaboard Corporation and its subsidiaries (“Seaboard”) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a‑15(f). Under the supervision, and with the participation of management and its Internal Audit Department, Seaboard conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment of the effectiveness of Seaboard’s internal control over financial reporting as of December 31, 2018 excluded Groupe Mimran (“Mimran”), which was acquired on January 5, 2018. Total assets excluded represented approximately $447 million, or 8%, of Seaboard’s consolidated assets as of December 31, 2018. Total revenue excluded was approximately $247 million, or 4%, of Seaboard’s consolidated revenue for the year ended December 31, 2018. Based on its evaluation under the framework in Internal Control - Integrated Framework (2013), management concluded that Seaboard’s internal control over financial reporting was effective as of December 31, 2018.

Seaboard’s independent registered public accounting firm that audited the consolidated financial statements included in the annual report, has issued an audit report on the effectiveness of Seaboard’s internal control over financial reporting. Their report is included herein.

2018 Annual Report   19

SEABOARD CORPORATION

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Seaboard Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Seaboard Corporation and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 20, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

February 20, 2019

20 2018 Annual Report

SEABOARD CORPORATION

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Seaboard Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Seaboard Corporation and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and related notes (collectively, the consolidated financial statements), and our report dated February 20, 2019 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired Groupe Mimran during 2018, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, Groupe Mimran’s internal control over financial reporting associated with total assets of $447 million, or 8% of the Company’s consolidated assets, and total revenues of $247 million, or 4% of the Company’s consolidated revenue, included in the consolidated financial statements of the Company as of and for the year ended December 31, 2018. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Groupe Mimran.

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

Kansas City, Missouri
February 20, 2019

2018 Annual Report   21

SEABOARD CORPORATION

Consolidated Statements of Comprehensive Income

	Years ended December 31,
(Millions of dollars except share and per share amounts)	2018	2017	2016
Net sales:
Products (includes sales to affiliates of $1,282, $1,123 and $993)	$5,334	$4,693	$4,334
Services revenues (includes sales to affiliates of $12, $7 and $8)	1,116	1,009	961
Other	133	107	84
Total net sales	6,583	5,809	5,379
Cost of sales and operating expenses:
Products	4,990	4,298	3,992
Services	971	879	822
Other	99	83	68
Total cost of sales and operating expenses	6,060	5,260	4,882
Gross income	523	549	497
Selling, general and administrative expenses	314	309	267
Operating income	209	240	230
Other income (expense):
Interest expense	(44)	(29)	(29)
Interest income	11	15	15
Interest income from affiliates	3	22	24
Income (loss) from affiliates	(44)	(7)	81
Other investment income (loss), net	(152)	177	69
Foreign currency gains, net	4	14	2
Miscellaneous, net	(3)	(5)	(8)
Total other income (loss), net	(225)	187	154
Earnings (loss) before income taxes	(16)	427	384
Income tax expense	(1)	(181)	(70)
Net earnings (loss)	$(17)	$246	$314
Less: Net loss (income) attributable to noncontrolling interests	—	1	(2)
Net earnings (loss) attributable to Seaboard	$(17)	$247	$312

Earnings (loss) per common share	$(14.61)	$211.01	$266.50

Other comprehensive income (loss), net of income tax benefit (expense) of $(2), $3 and $12:
Foreign currency translation adjustment	(53)	(6)	(26)
Unrealized gain on investments	—	5	1
Unrecognized pension cost	3	(4)	(1)
Other comprehensive loss, net of tax	$(50)	$(5)	$(26)
Comprehensive income (loss)	(67)	241	288
Less: Comprehensive loss (income) attributable to noncontrolling interests	1	1	(2)
Comprehensive income (loss) attributable to Seaboard	$(66)	$242	$286

Average number of shares outstanding	1,170,501	1,170,550	1,170,550

Dividends declared per common share	$6.00	$6.00	$—

See accompanying notes to consolidated financial statements.

22 2018 Annual Report

SEABOARD CORPORATION

Consolidated Balance Sheets

	December 31,
(Millions of dollars except share and per share amounts)	2018	2017
Assets
Current assets:
Cash and cash equivalents	$194	$116
Short-term investments	1,336	1,576
Receivables:
Trade	392	299
Due from affiliates	111	120
Other	81	92
Total receivables	584	511
Allowance for doubtful accounts	(33)	(29)
Net receivables	551	482
Inventories	815	780
Prepaid expenses	55	94
Other current assets	76	80
Total current assets	3,027	3,128
Net property, plant and equipment	1,160	1,077
Investments in and advances to affiliates	804	851
Goodwill	167	22
Other intangible assets, net	69	2
Other non-current assets	80	81
Total assets	$5,307	$5,161
Liabilities and Stockholders’ Equity
Current liabilities:
Notes payable to banks	$148	$162
Current maturities of long-term debt	39	53
Accounts payable	218	256
Payables due to affiliates	20	16
Accrued compensation and benefits	123	118
Deferred revenue	39	47
Deferred revenue from affiliates	31	34
Accrued voyage costs	58	35
Other current liabilities	108	97
Total current liabilities	784	818
Long-term debt, less current maturities	739	482
Accrued pension liability	136	128
Deferred income taxes	127	112
Long-term income tax liability	73	111
Other liabilities and deferred credits	119	102
Total non-current liabilities	1,194	935
Commitments and contingent liabilities
Stockholders’ equity:
Common stock of $1 par value. Authorized 1,250,000 shares; issued and outstanding 1,169,217 shares in 2018 and 1,170,550 shares in 2017	1	1
Accumulated other comprehensive loss	(410)	(354)
Retained earnings	3,727	3,750
Total Seaboard stockholders’ equity	3,318	3,397
Noncontrolling interests	11	11
Total equity	3,329	3,408
Total liabilities and stockholders’ equity	$5,307	$5,161

See accompanying notes to consolidated financial statements.

2018 Annual Report   23

SEABOARD CORPORATION

Consolidated Statements of Cash Flows

	Years ended December 31,
(Millions of dollars)	2018	2017	2016
Cash flows from operating activities:
Net earnings (loss)	$(17)	$246	$314
Adjustments to reconcile net earnings (loss) to cash from operating activities:
Depreciation and amortization	134	118	102
Deferred income taxes	(20)	39	47
Mandatory deemed repatriation tax	14	112	—
Reserve on notes receivable from affiliates	—	—	16
Loss (income) from affiliates	44	7	(81)
Dividends received from affiliates	23	24	53
Other investment loss (income), net	152	(177)	(69)
Other, net	5	(9)	9
Changes in assets and liabilities, net of acquisitions:
Receivables, net of allowance	(58)	(12)	18
Inventories	(34)	(21)	6
Prepaid expenses	31	(51)	(4)
Other current assets	11	(14)	12
Current liabilities, exclusive of debt	(22)	(25)	23
Other, net	(25)	8	(19)
Net cash from operating activities	238	245	427
Cash flows from investing activities:
Purchase of short-term investments	(1,130)	(767)	(691)
Proceeds from sale of short-term investments	1,191	606	710
Proceeds from maturity of short-term investments	53	59	34
Capital expenditures	(162)	(173)	(158)
Proceeds from sale of fixed assets	5	5	47
Acquisition of businesses	(264)	(54)	(219)
Investments in and advances to affiliates, net	(26)	(87)	(71)
Notes receivable issued to affiliates	—	(2)	(13)
Principal payments received on notes receivable from affiliates	4	167	12
Purchase of long-term investments	(21)	(12)	(31)
Other, net	1	(8)	6
Net cash from investing activities	(349)	(266)	(374)
Cash flows from financing activities:
Notes payable to banks, net	—	45	(25)
Proceeds from long-term debt	251	38	3
Principal payments of long-term debt	(46)	(17)	(5)
Repurchase of common stock	(5)	—	—
Dividends paid	(7)	(7)	—
Other, net	(3)	(1)	—
Net cash from financing activities	190	58	(27)
Effect of exchange rate changes on cash and cash equivalents	(1)	2	1
Net change in cash and cash equivalents	78	39	27
Cash and cash equivalents at beginning of year	116	77	50
Cash and cash equivalents at end of year	$194	$116	$77

See accompanying notes to consolidated financial statements.

24 2018 Annual Report

SEABOARD CORPORATION

Consolidated Statements of Changes in Equity

		Accumulated
		Other
	Common	Comprehensive	Retained	Noncontrolling
(Millions of dollars)	Stock	Loss	Earnings	Interests	Total
Balances, January 1, 2016	$1	$(278)	$3,153	$6	$2,882
Comprehensive income:
Net earnings	—	—	312	2	314
Other comprehensive loss, net of tax	—	(26)	—	—	(26)
Addition to noncontrolling interests	—	—	—	5	5
Balances, December 31, 2016	1	(304)	3,465	13	3,175
Adoption of accounting guidance (see Note 11)	—	(45)	45	—	—
Comprehensive income:
Net earnings (loss)	—	—	247	(1)	246
Other comprehensive loss, net of tax	—	(5)	—	—	(5)
Reduction to noncontrolling interests	—	—	—	(1)	(1)
Dividends on common stock, $6.00/share	—	—	(7)	—	(7)
Balances, December 31, 2017	1	(354)	3,750	11	3,408
Adoption of accounting guidance (See Note 1)	—	(7)	7	—	—
Comprehensive loss:
Net loss	—	—	(17)	—	(17)
Other comprehensive loss, net of tax	—	(49)	—	(1)	(50)
Repurchase of common stock	—	—	(5)	—	(5)
Additions to noncontrolling interests	—	—	—	4	4
Reduction to noncontrolling interests	—	—	(1)	(3)	(4)
Dividends on common stock, $6.00/share	—	—	(7)	—	(7)
Balances, December 31, 2018	$1	$(410)	$3,727	$11	$3,329

See accompanying notes to consolidated financial statements.

2018 Annual Report   25

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Operations of Seaboard Corporation and its Subsidiaries

Seaboard Corporation and its subsidiaries (“Seaboard”) together comprise a diverse global agribusiness and transportation company. In the United States (“U.S.”), Seaboard is primarily engaged in hog production and pork processing and ocean transportation. Overseas, Seaboard is primarily engaged in commodity merchandising, grain processing, sugar and alcohol production and electric power generation. Seaboard also has an equity method investment in Butterball, LLC (“Butterball”), a producer and processor of branded and non-branded turkey products. Approximately 76% of the outstanding common stock of Seaboard is collectively owned by Seaboard Flour LLC and SFC Preferred, LLC.

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

Short-Term Investments

Short-term investments are retained for future use in the business. Investments held by Seaboard that are categorized as trading securities are reported at their estimated fair value with any unrealized gains and losses included in other investment income (loss), net in the consolidated statements of comprehensive income. Purchases and sales are recorded on a settlement date basis. Gains and losses on sales of investments are generally based on the specific identification method.

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

	Balance at			Balance at
(Millions of dollars)	beginning of year	Provision(1)	Net deductions(2)	end of year
Allowance for Doubtful Accounts:
Year Ended December 31, 2018	$29	7	(3)	$33
Year Ended December 31, 2017	$14	16	(1)	$29
Year Ended December 31, 2016	$21	(1)	(6)	$14

(1)  During 2018, $7 million of the provision was charged to selling, general and administrative expenses. During 2017, $12 million of the provision was charged to selling, general and administrative expenses, $2 million to income from affiliates related to reserves on convertible notes and $2 million to cost of sales related to a rebate reserve.

(2)  Includes write-offs net of recoveries and foreign currency translation adjustments.

Inventories

Seaboard uses the lower of last-in, first-out (“LIFO”) cost or market for determining inventory cost of hogs, fresh pork products and related materials. Grain, flour and feed inventories at foreign milling operations are valued at the lower of weighted average cost and net realizable value. All other inventories are valued at the lower of first-in, first-out (“FIFO”) cost and net realizable value.

26 2018 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Property, Plant and Equipment

Property, plant and equipment are carried at cost and are being depreciated on the straight-line method over useful lives, ranging from 3 to 30 years. Routine and planned major maintenance, repairs and minor renewals are expensed as incurred, while major renewals and improvements are capitalized. Property, plant and equipment and other long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Notes Receivable

Seaboard monitors the credit quality of notes receivable, the majority of which are from its affiliates. For notes receivable from affiliates, Seaboard obtains and reviews financial information on a monthly basis and Seaboard representatives serve on their Board of Directors. If it is indicated based on current information and events it is probable that Seaboard will be unable to collect all amounts due according to the contractual terms of the notes receivable and an amount can be reasonably estimated, Seaboard reduces the notes receivable to estimated realizable value.

	Balance at			Balance at
(Millions of dollars)	beginning of year	Provision	Net deductions	end of year
Allowance for Notes Receivable:
Year Ended December 31, 2018	$16	1	—	$17
Year Ended December 31, 2017	$16	—	—	$16
Year Ended December 31, 2016	$—	16	—	$16

Goodwill and Other Intangible Assets

Goodwill is assessed annually for impairment by each reporting unit at the quarter end closest to the anniversary date of the acquisition, or more frequently if circumstances indicate that impairment is likely. If qualitative factors indicate more likely than not an impairment is possible, Seaboard performs its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and would recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. Based on the annual assessment conducted by these reporting units, there were no impairment charges recorded for the year ended December 31, 2018. Any one event or a combination of events such as change in the business climate, a negative change in relationships with significant customers and changes to strategic decisions, including decisions to expand made in response to economic or competitive conditions, could require an interim assessment prior to the next required annual assessment.

The changes in the carrying amount of goodwill were as follows:

	Pork	CT&M
(Millions of dollars)	Segment	Segment	Total
Balance as of December 31, 2016	$18	$1	$19
Acquisition	—	3	3
Balance as of December 31, 2017	18	4	22
Acquisition	—	148	148
Foreign currency translation	—	(3)	(3)
Balance as of December 31, 2018	$18	$149	$167

Separable intangible assets with finite lives are amortized over their estimated useful lives. As of December 31, 2018, intangible assets were $69 million, net of accumulated amortization of $6 million and foreign currency translation of $3 million. The intangibles were as a result of a 2018 acquisition; there were no material intangible assets as of December 31, 2017. Amortization of intangible assets was $6 million for the year ended December 31, 2018. Using the exchange rates in effect at year-end, estimated amortization of intangible assets as of December 31, 2018 was as follows: $9 million in 2019, $9 million in 2020, $9 million in 2021, $9 million in 2022, $9 million in 2023 and $24 million thereafter.

2018 Annual Report   27

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Accrued Self-Insurance

Seaboard is self-insured for certain levels of workers’ compensation, health care coverage, property damage, vehicle, product recall and general liability. The cost of these self-insurance programs is accrued based upon estimated settlements for known and anticipated claims. Changes in estimates to previously recorded reserves are reflected in current operating results.

Asset Retirement Obligation

Seaboard has recorded long-lived assets and a related liability for the asset retirement obligation costs associated with the closure of the hog lagoons it is legally obligated to close in the future should Seaboard cease operations or plan to close such lagoons voluntarily in accordance with a changed operating plan. Based on detailed assessments and appraisals obtained to estimate the future asset retirement obligation costs, Seaboard recorded the present value of the projected costs in non-current other liabilities in the consolidated balance sheets with the retirement asset depreciated over the economic life of the related asset. The following table shows the changes in the asset retirement obligation:

	Years ended December 31,
(Millions of dollars)	2018	2017
Beginning balance	$22	$19
Accretion expense	1	2
Liability for additional lagoons placed in service	—	1
Ending balance	$23	$22

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Revenue Recognition

Seaboard recognizes revenue when control of the promised goods or services is transferred to its customers, in an amount that reflects the consideration it expects to receive in exchange for those goods or services. A performance obligation, the unit of account in Topic 606 Revenue from Contracts with Customers (“Topic 606”), is a promise in a contract to transfer a distinct good or service to the customer.  The majority of Seaboard’s revenue arrangements consist of a single performance obligation as the promise to transfer the individual product or service is not separately identifiable from other promises in the contracts, including shipping and handling and customary storage, and, therefore, not distinct. Seaboard’s transaction prices are mostly fixed, but occasionally include minimal variable consideration for early payment, volume and other similar discounts, which are highly probable based on the history with the respective customers. Taxes assessed by a governmental authority that are collected by Seaboard from a customer are excluded from sales. See Note 12 for further revenue recognition details.

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

28 2018 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, management considers all demand deposits, overnight investments and other investments with original maturities less than three months as cash equivalents. The following table shows the cash paid for interest and income taxes:

	Years ended December 31,
(Millions of dollars)	2018	2017	2016
Interest, net of interest capitalized	$43	$30	$29
Income taxes, net of refunds	35	32	31

Supplemental Non-Cash Transactions

In conjunction with the January 2018 acquisition discussed further in Note 2, Seaboard incurred debt consisting of a $46 million note payable and contingent consideration with an estimated fair value of $14 million at the time of acquisition.

On October 28, 2016, Seaboard obtained control of Belarina Alimentos S.A., a flour production business in Brazil (“Belarina”). No cash or other consideration was transferred to the other shareholder whose ownership was diluted through revision of the shareholders agreement to restructure the affiliate debt and equity of Belarina. See Note 2 for the purchase price allocation table and other details.

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

Certain CT&M segment consolidated subsidiaries located in Brazil, Canada, Guyana, Ivory Coast, Senegal and Zambia use local currency as their functional currency. Also, certain non-controlled, non-consolidated affiliates of the CT&M and Sugar and Alcohol segments use local currency as their functional currency. Assets and liabilities of these subsidiaries are translated to United States dollars at year-end exchange rates, and income and expenses are translated at average rates. Translation gains and losses are recorded as components of other comprehensive income (loss). For the consolidated subsidiaries and non-consolidated affiliates, U.S. dollar denominated net asset or liability conversions to the local currency are recorded through income.

GAAP requires the use of highly inflationary accounting for countries whose cumulative three-year inflation exceeds 100%. In the second quarter of 2018, the Argentine peso rapidly devalued relative to the U.S. dollar, which along with increased inflation, indicated that the three-year cumulative inflation in that country exceeded 100%. As a result, Seaboard adopted highly inflationary accounting as of July 1, 2018, for Seaboard’s Sugar and Alcohol segment. Under highly inflationary accounting, the Sugar and Alcohol segment’s functional currency became the U.S. dollar, and its income statement and balance sheet were measured in U.S. dollars using both current and historical rates of exchange. The effect of changes in exchange rates on peso-denominated monetary assets and liabilities are reflected in foreign currency gains (losses), net. For the year ended December 31, 2018, Seaboard recognized $9 million in foreign currency gains related to the adoption of highly inflationary accounting as a result of its net monetary liability position.

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

Seaboard uses derivative instruments to manage various types of market risks, including primarily commodity futures and option contracts, foreign currency exchange agreements, interest rate exchange agreements and equity future contracts.

2018 Annual Report   29

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

While management believes each of these instruments are primarily entered into in order to effectively manage various market risks, as of December 31, 2018, none of the derivatives were designated and accounted for as hedges, primarily as a result of the extensive record-keeping requirements. From time to time, Seaboard also enters into speculative derivative transactions not directly related to its raw materials requirements.

Recently Issued Accounting Standards Adopted

On January 1, 2018, Seaboard adopted guidance that developed a single, comprehensive revenue recognition model for all contracts with customers using the cumulative effect transition method. The adjustment to opening retained earnings, which only included the impact of contracts that were not completed at the date of adoption, was less than $1 million. All of Seaboard’s equity method investments must adopt the new standard by December 31, 2019. See Note 12 for additional details on the impact of adopting this new accounting standard.

On January 1, 2018, Seaboard adopted guidance that requires the service cost component of net periodic benefit cost to be presented in the same income statement line item as other employee compensation costs arising from services rendered during the period. Only the service cost component is eligible for capitalization in inventory. The other components of net periodic benefit cost are presented outside of operating income and are not capitalizable. For the years ended December 31, 2017 and 2016, $8 million of net periodic benefit cost was reclassified from selling, general and administrative expenses to miscellaneous, net below operating income. Seaboard elected to apply the practical expedient to estimate amounts for comparative periods.

On January 1, 2018, Seaboard adopted guidance that eliminated cost method accounting and requires measuring equity investments, other than those accounted for using the equity method of accounting, at fair value and recognizing fair value changes in net income if a readily determinable fair value exists. On January 1, 2018, $7 million of accumulated other comprehensive loss was reclassified to retained earnings by means of a cumulative effect adjustment, and all future gains/losses on these equity investments is reflected in other investment income (loss), net. As of January 1, 2018, Seaboard had minimal investments without readily determinable fair values, which will be recorded at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Recently Issued Accounting Standard Not Yet Adopted

In February 2016, the Financial Accounting Standards Board (“FASB”) issued guidance that a lessee should record a right-of-use (“ROU”) asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases are to be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The recognition, measurement, and presentation of expenses and cash flows arising from a financing lease have not significantly changed from the previous guidance. For operating leases, a lessee is required to: (1) recognize a ROU asset and a lease liability, initially measured at the present value of the lease payments, in the balance sheet, (2) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis; and (3) classify all cash payments within operating activities in the statement of cash flows. Seaboard will adopt this guidance on January 1, 2019, for all consolidated subsidiaries and plans to apply most practical expedients and the optional transition relief issued in July 2018 that permits the recognition and measurement of leases at the date of adoption. Therefore, Seaboard will not restate comparative period financial information for the effects of this accounting standard. While Seaboard continues its process of assessing its leases and evaluating the effects this guidance will have on its consolidated financial statements, Seaboard expects the adoption will increase its assets approximately $460 million and its liabilities approximately $500 million for operating lease ROU assets and liabilities. Seaboard believes the most significant effects will relate to the recognition of new ROU assets and lease liabilities on its balance sheet for port and contract grower operating leases. Seaboard is in the process of implementing a new lease accounting system and evaluating its processes and internal controls. See Note 8 for information about Seaboard’s lease obligations.

Note 2 - Acquisitions

On January 5, 2018, Seaboard’s CT&M segment acquired substantially all of the outstanding common shares of Borisniak Corp., Les Grands Moulins d’Abidjan, Les Grands Moulins de Dakar, Eurafrique, and Societe Mediterraneenne de Transport, collectively operating as Groupe Mimran (“Mimran”). Mimran operates three flour mills and an associated grain trading business located in Senegal, Ivory Coast and Monaco. This acquisition increased Seaboard’s flour and feed milling capacity and annual grain trading volume.

30 2018 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The total purchase price for this acquisition based on the acquisition date fair values and using the exchange rate in effect at the time of acquisition, was $324 million consisting of:

(Millions of dollars)	Fair Value
Cash payment, net of $64 million of cash acquired	$264
Euro-denominated note payable due 2021, 3.25% interest	46
Contingent consideration	14
Total fair value of consideration at acquisition date	$324

See Note 7 for further description of the note payable. The fair value of the contingent consideration, classified in other non-current liabilities in the consolidated balance sheet, is dependent on the probability of Mimran achieving certain financial performance targets using earnings before interest, taxes, depreciation and amortization (“EBITDA”) as a metric. The contingent consideration ranges between zero and $48 million payable between five and eight years following the closing, at the discretion of the sellers.

In the fourth quarter of 2018, Seaboard finalized its preliminary purchase price allocation. As a result of third-party valuations of tangible and intangible assets, property, plant and equipment increased $34 million, intangible assets decreased $22 million and goodwill decreased $13 million. Depreciation and amortization expense were not materially impacted by the change.

The final purchase was recorded at fair value and allocated as follows:

(Millions of dollars)	Fair Value
Current assets	$83
Property, plant and equipment	91
Intangible assets	78
Goodwill	148
Other long-term assets	4
Total fair value of assets acquired	404
Current liabilities	(38)
Other long-term liabilities	(38)
Total fair value of liabilities assumed	(76)
Less: Noncontrolling interest	(4)
Net fair value of assets acquired	$324

The intangible assets include $28 million allocated to trade names, amortizable over 9 years, and $50 million allocated to customer relationships, amortizable over 9 years. Goodwill represents Mimran’s market presence and its experienced workforce. The intangible assets and goodwill are not deductible for income tax purposes.

Certain Mimran entities acquired are accounted for on a three-month lag and use local currency as their functional currency. Translation gains and losses are recorded as components of other comprehensive income (loss). For the year ended December 31, 2018, net sales of $247 million and net earnings of $17 million were recognized in Seaboard’s consolidated financial statements from the date of acquisition. Acquisition costs, incurred primarily in 2017, of $2 million were expensed in selling, general and administrative expenses.

The following unaudited pro forma information presents the combined consolidated financial results for Seaboard as if the acquisition had been completed at January 1, 2017:

	Year ended
(Unaudited)	December 31,
(Millions of dollars except per share amounts)	2018	2017
Net sales	$6,643	$6,095
Net earnings (loss)	$(13)	$272
Earnings (loss) per common share	$(10.90)	$233.45

On August 30, 2017, Seaboard’s Pork segment acquired hog inventory and hog farms in the central U.S. from New Fashion Pork, LLP for total cash consideration of $40 million. This acquisition provides additional sows to further increase Seaboard’s

2018 Annual Report   31

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

capacity to fulfill its hog supply commitment for processing at the Seaboard Triumph Foods, LLC (“STF”) processing plant located in Sioux City, Iowa, which began operations in September 2017. See Note 6 for further information on STF.

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

During the first quarter of 2017, Seaboard’s CT&M segment acquired a pulse and grain elevator business in Canada for total cash consideration of $14 million. This business, which complements an existing CT&M business in Canada, is expected to increase the trade volumes of pulses, which include commodities of beans, peas and lentils. The purchase was recorded at fair value with $11 million allocated to property, plant and equipment and $3 million allocated to goodwill. Goodwill represents the assembled workforce, cost savings of buying rather than developing a greenfield operation and the close proximity of this elevator to the producers in the region. The goodwill is deductible for income tax purposes. Operating results have been included in Seaboard’s consolidated financial statements from the date of acquisition. Acquisition costs were less than $1 million.

On September 1, 2016, Seaboard’s Pork segment acquired certain assets of Texas Farm, LLC for total cash consideration of $59 million. Texas Farm, LLC was a hog growing operation with hog inventory, hog farms and a feed mill located in Texas. The additional hog production allows Seaboard to expand and realign its hog production in other states to supply its Oklahoma pork processing plant and the STF pork processing plant in Iowa.

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

32 2018 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

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

On October 28, 2016, Seaboard’s CT&M segment increased its ownership percentage from 50% to 98% to obtain control of Belarina Alimentos S.A., a flour production business in Brazil (“Belarina”). No cash or other consideration was transferred to the other shareholder whose ownership was diluted through revision of the shareholders agreement to restructure the affiliate debt and equity of Belarina. Seaboard accounted for the transaction as a business combination achieved in stages and included the financial results of Belarina in its consolidated financial statements since the date of acquisition. See Note 6 for a discussion of the previous equity method of accounting for Belarina. As Belarina is recorded on a three-month lag, there was no impact to Seaboard’s sales and net earnings for the year ended December 31, 2016, as a result of the consolidation. Since no consideration was transferred to the other owner, Seaboard substituted the acquisition-date fair value of its 50% pre-existing interest in Belarina and the acquisition-date fair value of its pre-existing affiliate trade and note receivable for the acquisition-date fair value of the consideration transferred to measure goodwill.

The following table summarizes the purchase price allocation resulting from this consolidation:

(Millions of dollars)
Accounts receivable	$7
Inventories	6
Property, plant and equipment	25
Other assets	4
Goodwill	1
Third-party debt	(14)
Other liabilities	(11)
Total business valuation	$18
Fair value of pre-existing interest	$18

The valuation of the noncontrolling interest was immaterial. Goodwill primarily represents the assembled workforce. Seaboard recorded a gain of $4 million in bad debt expense within selling, general and administrative expenses in the consolidated statement of comprehensive income, related to recognizing the fair value of its pre-existing affiliate receivables. During the fourth quarter of 2018, Seaboard acquired the remaining 2% for minimal consideration.

Note 3 - Investments

The following is a summary of the estimated fair value of short-term investments classified as trading securities at the end of each year:

	December 31,
	2018	2017
	Fair	Fair
(Millions of dollars)	Value	Value
Domestic equity securities	$632	$752
Domestic debt securities	268	439
Foreign equity securities	218	319
Money market funds held in trading accounts	146	10
Collateralized loan obligations	28	29
High yield securities	19	21
Foreign debt securities	16	—
Term deposits	9	—
Other trading securities	—	6
Total trading short-term investments	$1,336	$1,576

2018 Annual Report   33

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The change in unrealized gains (losses) related to trading securities still held at the end of the respective reporting period was $(110) million, $146 million and $49 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Seaboard had $66 million of equity securities denominated in foreign currencies as of December 31, 2018, with $25 million in euros, $20 million in Japanese yen, $9 million in the British pound, $3 million in the Swiss franc and the remaining $9 million in various other currencies. Seaboard had $114 million of equity securities denominated in foreign currencies as of December 31, 2017, with $48 million in euros, $25 million in Japanese yen, $20 million in the British pound, $6 million in the Swiss franc and the remaining $15 million in various other currencies. Also, money market funds included $10 million and less than $1 million denominated in various foreign currencies as of December 31, 2018 and 2017, respectively. Term deposits are denominated in the West African franc.

In addition to its short-term investments, Seaboard also has trading securities related to Seaboard’s deferred compensation plans classified in other current assets in the consolidated balance sheets. See Note 10 for information on the types of trading securities held related to the deferred compensation plans. See Note 9 for a discussion of assets held in conjunction with investments related to Seaboard’s defined benefit pension plan.

Note 4 - Inventories

The following table is a summary of inventories at the end of each year:

	December 31,
(Millions of dollars)	2018	2017
At lower of LIFO cost or market:
Hogs and materials	$361	$313
Fresh pork and materials	36	28
LIFO adjustment	(58)	(31)
Total inventories at lower of LIFO cost or market	339	310
At lower of FIFO cost and net realizable value:
Grains, oilseeds and other commodities	229	253
Sugar produced and in process	17	38
Other	81	90
Total inventories at lower of FIFO cost and net realizable value	327	381
Grain, flour and feed at lower of weighted average cost and net realizable value	149	89
Total inventories	$815	$780

The use of the LIFO method for certain inventories of the Pork segment decreased net earnings $20 million ($16.87 per common share) and $6 million ($5.40 per common share) for the years ended December 31, 2018 and 2017, respectively. Net earnings increased $5 million ($3.92 per common share) for the year ended December 31, 2016. If the FIFO method had been used for all inventories of the Pork segment, inventories would have been higher $58 million and $31 million as of December 31, 2018 and 2017, respectively. The LIFO valuation reserve activity for 2018, 2017 and 2016 is as follows:

	Balance at	Increase	Balance at
(Millions of dollars)	beginning of year	(decrease)	end of year
Reserve for LIFO Valuation:
Year Ended December 31, 2018	$31	27	$58
Year Ended December 31, 2017	$21	10	$31
Year Ended December 31, 2016	$28	(7)	$21

34 2018 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 5 - Net Property, Plant and Equipment

The following table is a summary of property, plant and equipment at the end of each year:

	Useful				December 31,
(Millions of dollars)	Lives				2018	2017
Land and improvements	3	-	15	years	$238	$224
Buildings and improvements			30	years	591	525
Machinery and equipment	3	-	20	years	1,298	1,253
Vessels and vehicles	3	-	18	years	147	136
Office furniture and fixtures			5	years	36	34
Construction in progress					96	56
					2,406	2,228
Accumulated depreciation and amortization					(1,246)	(1,151)
Net property, plant and equipment					$1,160	$1,077

Note 6 - Investments in and Advances to Affiliates and Notes Receivable from Affiliates

Seaboard has several investments in and advances to non-controlled, non-consolidated affiliates that are all accounted for using the equity method of accounting. Financial information from certain foreign affiliates is reported on a one- to three-month lag, depending on the specific entity.

Pork Segment	December 31,
(Millions of dollars)	2018	2017	2016
Net sales	$927	$441	$319
Net income (loss)	$(60)	$(21)	$22
Total assets	$623	$596	$364
Total liabilities	$243	$138	$14
Total equity	$380	$458	$350

The Pork segment has a 50% noncontrolling interest in Daily’s Premium Meats, LLC (“Daily’s”) and STF. Daily’s produces and markets raw and pre-cooked bacon. STF operates a new pork processing plant, which began operations in September 2017. Combined condensed financial information of these entities for each of Seaboard’s years ended is included in the table above.

Seaboard and Triumph Foods, LLC (“Triumph”) formed STF in May 2015 with equal ownership of 50%. In connection with the development and operation of the plant, Seaboard contributed $73 million and $51 million during 2017 and 2016, respectively. Also, Seaboard agreed to provide a portion of the hogs to be processed at the plant. The Pork segment currently has a business relationship with Triumph under which Seaboard markets substantially all of the pork products produced at Triumph’s plant in Missouri and STF’s plant in Iowa. In addition to supplying raw materials and providing marketing services to these affiliates, the Pork segment also transferred fixed assets and other costs totaling $14 million in 2017 related to an enterprise resource planning system that is used by Seaboard, Triumph, Daily’s and STF.

Commodity Trading and Milling Segment	December 31,
(Millions of dollars)	2018	2017	2016
Net sales	$3,238	$2,907	$2,871
Net income (loss)	$(13)	$23	$(6)
Total assets	$1,914	$1,793	$1,201
Total liabilities	$1,242	$1,150	$734
Total equity	$672	$643	$467

The CT&M segment has noncontrolling interests in foreign businesses conducting flour, maize and feed milling, baking operations, poultry production and processing, and agricultural commodity trading. Combined condensed financial information of these entities for each of Seaboard’s years ended is included in the table above. As of December 31, 2018, the location and percentage ownership of CT&M’s affiliates were as follows: Botswana (49%), Democratic Republic of Congo (“DRC”) (50%), Gambia (50%), Kenya (46.64%-49%), Lesotho (50%), Mauritania (50%), Morocco (11.44%-17.08%), Nigeria (25%-48.33%), Senegal (49%), South Africa (30%-50%), Tanzania (49%) and Zambia (49%) in Africa; Colombia (40%-42%), Ecuador (25%-50%), Guyana (50%), and Peru (50%) in South America; Jamaica (50%) and Haiti

2018 Annual Report   35

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

(23.33%) in the Caribbean; Turkey (25%) in Europe; Australia (22.5%-25%); and Canada (45%) and the U.S. (40%) in North America. As of December 31, 2018, Seaboard’s carrying value of certain of CT&M segment’s investments in affiliates was more than its share of the affiliates’ book value by $57 million. The excess is attributable primarily to the valuation of property, plant and equipment and intangible assets. The amortizable assets are being amortized to income (loss) from affiliates over the remaining life of the assets.

During 2018, Seaboard’s CT&M segment acquired a 50% noncontrolling interest in a grain trading and flour milling business in Mauritania for total consideration of $16 million. The investment amount is subject to change dependent upon resolution of certain contingencies. The investment is accounted for using the equity method of accounting and reported on a three-month lag. Seaboard’s first proportionate share of this affiliate’s income (loss) was recognized in the second quarter of 2018.

During 2017, the CT&M segment invested an additional $7 million in a grain trading and poultry business in Morocco. This investment increased Seaboard’s ownership interest in that business to 19.4% and, as a result, Seaboard changed its accounting method from the cost method to equity method effective on the date of the additional investment. This investment is reported on a three-month lag basis, and therefore Seaboard’s first proportionate share of earnings from this investment was recognized in the third quarter of 2017.

The CT&M segment has a 50% noncontrolling interest in a bakery located in the DRC. Seaboard’s investment balance is zero. As part of its original investment, Seaboard has an interest bearing long-term note receivable from this affiliate that had a principal and interest balance of approximately $8 million and $15 million, net of reserves, as of December 31, 2018 and 2017, respectively, all classified as long-term in other non-current assets given uncertainty of the timing of payments in the future. The note receivable, $32 million excluding accrued interest, is 50% guaranteed by the other shareholder in the entity. Based on continued operating losses and revised cash flow forecasts, Seaboard reserved $16 million in bad debt expense within selling, general and administrative expenses in the consolidated statement of comprehensive income for the year ended December 31, 2016. There was no tax benefit from this transaction. Seaboard recorded this entity’s current period losses of $7 million and $4 million against the note receivable for the year ended December 31, 2018 and 2017, respectively. In September 2017, Seaboard reached an agreement to amend the note to further extend the term and match payments to cash flow estimates. If the future long-term cash flows of this bakery do not improve, more of the recorded value of the note receivable from affiliate could be deemed uncollectible in the future, which could result in a further charge to earnings.

The CT&M segment had a 50% noncontrolling interest in Belarina, a flour production business in Brazil, which it accounted for using the equity method of accounting prior to October 28, 2016, the date Seaboard obtained 98% of the equity ownership and control of Belarina. Seaboard accounted for this transaction as a business combination achieved in stages as discussed further in Note 2 to the consolidated financial statements. As an equity method affiliate, Seaboard had contributed a total of $63 million in investments and advances and a $13 million long-term loan, including investment and advances and pay-in-kind interest accretion totaling $14 million for the year ended December 31, 2016. Seaboard recorded total losses from affiliate, which included reserves of $10 million related to this investment in 2016, and currency translation adjustment losses included in other comprehensive income (loss) of $(4) million. Due to the extent of losses, Seaboard had previously fully reserved all advances and long-term receivable, and as such, Seaboard’s investment, advances and long-term note receivable were zero. Seaboard also had a gross trade receivable due from Belarina related to sales of grain and supplies. The net trade receivable balance was effectively settled as the entity is now consolidated.

During 2016, the CT&M segment provided a $12 million loan to a Peruvian affiliate. The Peruvian affiliate repaid the loan later that same year.

Marine Segment	December 31,
(Millions of dollars)	2018	2017	2016
Net sales	$66	$58	$47
Net income	$11	$5	$7
Total assets	$272	$229	$277
Total liabilities	$133	$114	$109
Total equity	$139	$115	$168

The Marine segment has a 21% noncontrolling interest in a cargo terminal business in Jamaica and a 36% noncontrolling interest in a holding company that owns a Caribbean terminal operation. Combined condensed financial information of

36 2018 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

these entities for each of Seaboard’s years ended is included in the table above. As of December 31, 2018, Seaboard’s carrying value of certain of Marine segment’s investments in affiliates was less than its share of the affiliates’ book value by $26 million. The difference is attributable primarily to the valuation of property, plant and equipment and impairments taken by Seaboard, but not the respective entity. Both investments are reported on a three-month lag.

During 2016, the Marine segment invested $7 million of cash and converted an $8 million note receivable to equity in the Caribbean terminal operation. During 2017, the holding company’s terminal operations encountered the loss of a customer and defaulted on certain third-party debt obligations. In addition, third-party engineering studies identified significant unexpected construction modifications needed for the terminal operation. As a result, Seaboard evaluated its investment in affiliate and receivables for impairment and recorded a $5 million charge on its investment, a $1 million charge on its convertible note receivable and a $3 million allowance on its affiliate receivables. The holding company is investigating various strategic alternatives, such as additional capital calls, refinancing of the third-party debt and restructuring of the affiliate equity and receivables, which includes the deferral of all affiliated receivable payments until such future time as cash flow is sufficient to pay all third-party debt. If future long-term cash flows do not improve, there is a possibility that there could be additional charges.

Sugar and Alcohol Segment	December 31,
(Millions of dollars)	2018	2017	2016
Net sales	$5	$10	$10
Net income	$3	$2	$3
Total assets	$10	$10	$10
Total liabilities	$2	$2	$2
Total equity	$8	$8	$8

The Sugar and Alcohol segment has two noncontrolling interests in sugar-related businesses in Argentina (46% and 50%, respectively). Combined condensed financial information of these entities for each of Seaboard’s years ended is included in the table above.

Power Segment	December 31,
(Millions of dollars)	2018	2017	2016
Net sales	$138	$105	$146
Net income	$33	$23	$14
Total assets	$247	$265	$261
Total liabilities	$139	$145	$175
Total equity	$108	$120	$86

The Power segment has a 29.9% noncontrolling interest in an electricity generating facility and two smaller energy-related businesses (45% and 50%, respectively), all in the Dominican Republic. Combined condensed financial information of these entities for each of Seaboard’s years ended is included in the table above. During 2018 and 2016, Seaboard received dividends of $18 million and $9 million, respectively, from the electricity generating facility.

Turkey Segment	December 31,
(Millions of dollars)	2018	2017	2016
Net sales	$1,591	$1,670	$1,813
Operating income (loss)	$(16)	$15	$162
Net income (loss)	$(30)	$(8)	$139
Total assets	$1,072	$999	$1,154
Total liabilities	$502	$400	$529
Total equity	$570	$599	$625

The Turkey segment represents Seaboard’s 50% noncontrolling interest in Butterball, LLC (“Butterball”), a vertically integrated producer and processor of branded and non-branded turkey products. Butterball’s condensed financial information for each of Seaboard’s years ended is included in the table above. Within total assets, Butterball had trade name intangible assets of $111 million and goodwill of $74 million as of December 31, 2018.  In 2017, Butterball closed its further processing plant in Montgomery, Illinois, resulting in charges primarily related to impaired fixed assets and accrued severance. Seaboard’s proportionate share of these charges, recognized in income (loss) from affiliates, was $18 million in 2017.

2018 Annual Report   37

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

In connection with its initial investment in Butterball in December 2010, Seaboard provided Butterball with a $100 million unsecured subordinated loan (the “subordinated loan”) with a seven-year maturity. Also, in connection with providing the subordinated loan, Seaboard received detachable warrants, which upon exercise for a nominal price, would enable Seaboard to acquire an additional 5% equity interest in Butterball. In January 2016, the interest on the subordinated loan was modified to 10% per annum, payable in cash semi-annually. The warrants were also modified in 2016, whereby Seaboard can exercise these warrants at any time after December 31, 2018 or prior to December 31, 2025 after which time the warrants expire. Butterball has the right to repurchase the warrants for fair market value. The warrant agreement essentially provides Seaboard with a 52.5% economic interest, as these warrants are in substance an additional equity interest. Therefore, Seaboard records 52.5% of Butterball’s earnings as income (loss) from affiliates in the consolidated statements of comprehensive income. However, all significant corporate governance matters would continue to be shared equally between Seaboard and its partner in Butterball even if the warrants were exercised, unless Seaboard already owned a majority of the voting rights at the time of exercise. The warrants qualify for equity treatment under accounting standards. Upon issuance in December 2010, the warrants were allocated a value of $11 million, classified as investments in and advances to affiliates in the consolidated balance sheets, and the subordinated loan was allocated a discounted value of $89 million, classified as notes receivable from affiliates in the consolidated balance sheets. The discount on the subordinated loan was accreted monthly in interest income from affiliates through the maturity date of December 6, 2017. In December 2017, Butterball fully repaid the outstanding note receivable balance of $164 million and accrued interest of $6 million to Seaboard.

Note 7 - Notes Payable and Long-Term Debt

Notes payable under uncommitted lines of credit was $148 million and $162 million as of December 31, 2018 and 2017, respectively. Of the $148 million outstanding as of December 31, 2018, all was related to foreign subsidiaries, with $79 million denominated in South African rand, $20 million denominated in the Canadian dollar and $12 million denominated in the Zambian kwacha. The weighted average interest rate for outstanding notes payable was 7.76% and 10.48% as of December 31, 2018 and 2017, respectively. The notes payable under the lines of credit are unsecured and do not require compensating balances. Facility fees on these agreements are not material. As of December 31, 2018, Seaboard’s borrowing capacity under its uncommitted lines of credit was reduced by $148 million drawn and $18 million of letters of credit.

Seaboard has a $100 million committed line of credit with Wells Fargo Bank, National Association that had no outstanding balance as of December 31, 2018. During 2018, Seaboard renewed this credit line for another year until September 27, 2019, with no other changes to the agreement. Interest is computed at LIBOR plus 0.50%, and Seaboard incurs an unused commitment fee of 0.09% per annum. This line of credit is secured by certain short-term investments and is subject to standard representations and covenants.

The following table is a summary of long-term debt:

	December 31,
(Millions of dollars)	2018	2017
Term Loan due 2028	$698	$—
Term Loan due 2022	—	484
Foreign subsidiary obligations due 2019 through 2023	81	52
Total long-term debt at face value	779	536
Current maturities of long-term debt and unamortized discount and costs	(40)	(54)
Long-term debt, less current maturities and unamortized discount and costs	$739	$482

On September 25, 2018, Seaboard entered into an Amended and Restated Term Loan Credit Agreement (“Credit Agreement”) with CoBank, ACB, Farm Credit Services of America, PCA, and the lenders party thereto. This Credit Agreement replaced Seaboard Foods LLC’s (“Seaboard Foods”) $500 million unsecured term loan with a $700 million unsecured term loan (“Term Loan”) and extended the maturity from December 4, 2022 to September 25, 2028. Seaboard received proceeds of $220 million, net of certain costs, of which some were capitalized and amortized to interest expense using the effective interest method. The Term Loan provides for quarterly payments of the principal balance pursuant to the revised amortization schedule set forth in the Credit Agreement, with the balance due on the maturity date. The Term Loan bears interest at fluctuating rates based on various margins over a Base Rate, LIBOR or a Quoted Rate, at the option of Seaboard. The interest rate was 4.15% and 3.20% as of December 31, 2018 and 2017, respectively.

38 2018 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The Term Loan requires, among other terms, the maintenance of certain ratios involving a maximum debt to capitalization ratio, which shall not exceed 50% at the end of any fiscal quarter, and minimum tangible net worth, as defined, of not less than $2,500 million plus 25% of cumulative consolidated net income. The Term Loan also includes restrictions of certain subsidiaries to grant liens on assets, incur indebtedness over 15% of consolidated tangible net worth, make certain acquisitions, investments and asset dispositions in excess of specified amounts, and limits aggregate dividend payments to $100 million per year under certain circumstances. Seaboard has guaranteed all obligations of Seaboard Foods under the Term Loan.

Foreign subsidiary long-term debt is primarily denominated in euros and U.S. dollars. In conjunction with the acquisition discussed in Note 2, Seaboard incurred a euro-denominated note payable due to the sellers valued at $44 million as of December 31, 2018. The change in value from the date of acquisition to the current reporting period reflects foreign currency fluctuations and the accretion of the discount to the note payable face value over the term that is recorded as additional interest expense. This foreign subsidiary obligation bears interest at an annual rate of 3.25%, with interest due annually on the anniversary date, until maturity on January 5, 2021. Seaboard’s Sugar and Alcohol segment, which is on a one-month lag, refinanced certain notes payable with short-term loans valued at approximately $29 million and $32 million as of December 31, 2018 and 2017, respectively. The outstanding short-term loan as of December 31, 2018 incurs a fixed rate of interest of 3.10% and matures on December 20, 2018. The outstanding short-term loan as of December 31, 2017 incurred a fixed rate of interest of 23% and matured on February 7, 2018. The weighted average interest rate of all foreign subsidiary debt was 3.80% and 21.80% as of December 31, 2018 and 2017, respectively. All of the foreign subsidiary debt is guaranteed by Seaboard, except $2 million is secured by property, plant and equipment.

Seaboard was in compliance with all restrictive debt covenants relating to these agreements as of December 31, 2018. The aggregate minimum principal payments required on long-term debt as of December 31, 2018 were as follows: $39 million in 2019, $9 million in 2020, $53 million in 2021, $8 million in 2022, $7 million in 2023 and $663 million thereafter.

Note 8 - Commitments and Contingencies

On June 28, 2018, Wanda Duryea and eleven other indirect purchasers of pork products, acting on behalf of themselves and a putative class of indirect purchasers of pork products, filed a class action complaint in the U.S. District Court for the District of Minnesota against several pork processors, including Seaboard Foods and Agri Stats, Inc., a company described in the complaint as a data sharing service. Subsequent to the filing of this initial complaint, additional class action complaints making similar claims on behalf of putative classes of direct and indirect purchasers were filed in the U.S. District Court for the District of Minnesota. The complaints allege, among other things, that beginning in January 2009, the defendants conspired and combined to fix, raise, maintain, and stabilize the price of pork products in violation of U.S. antitrust laws by coordinating their output and limiting production, allegedly facilitated by the exchange of non-public information about prices, capacity, sales volume and demand through Agri Stats, Inc. The complaints on behalf of the putative classes of indirect purchasers also include causes of action under various state laws, including state antitrust laws, unfair competition laws, consumer protection statutes, and state common law claims for unjust enrichment. The complaints also allege that the defendants concealed this conduct from the plaintiffs and the members of the putative classes. The relief sought in the respective complaints includes treble damages, injunctive relief, pre- and post-judgment interest, costs, and attorneys’ fees on behalf of the putative classes. The complaints were amended and consolidated, and the cases are now organized into three consolidated putative class actions brought on behalf of (a) direct purchasers, (b) consumer indirect purchasers, and (c) commercial and institutional indirect purchasers.  The amended complaints named Seaboard Corporation as an additional defendant. Seaboard intends to defend these cases vigorously. It is impossible at this stage either to determine the probability of a favorable or unfavorable outcome resulting from these suits, or to estimate the amount of potential loss, if any, resulting from the suits.

On March 20, 2018, the bankruptcy trustee (the “Trustee”) for Cereoil Uruguay S.A. (“Cereoil”) filed a suit in the Bankruptcy Court of First Instance in Uruguay that was served during the second quarter naming as parties Seaboard and Seaboard’s subsidiaries, Seaboard Overseas Limited (“SOL”) and Seaboard Uruguay Holdings Ltd. (“Seaboard Uruguay”). Seaboard has a 45% indirect ownership of Cereoil. The suit seeks an order requiring Seaboard, SOL, and Seaboard Uruguay to reimburse Cereoil the amount of $22 million, contending that deliveries of soybeans to SOL pursuant to purchase agreements should be set aside as fraudulent conveyances. Seaboard intends to defend this case vigorously. It is impossible at this stage to determine the probability of a favorable or unfavorable outcome resulting from this suit. In the event of an adverse ruling, Seaboard and its two subsidiaries could be ordered to pay the amount of $22 million. Any award in this case would offset against any award in the additional case described below filed by the Trustee on April 27, 2018.

2018 Annual Report   39

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

On April 27, 2018, the Trustee for Cereoil filed another suit in the Bankruptcy Court of First Instance in Uruguay that was served during the second quarter naming as parties Seaboard, SOL, Seaboard Uruguay, all directors of Cereoil, including two individuals employed by Seaboard who served as directors at the behest of Seaboard, and the Chief Financial Officer of Cereoil, an employee of Seaboard who also served at the behest of Seaboard (collectively, the “Cereoil Defendants”). The Trustee contends that the Cereoil Defendants acted with willful misconduct to cause Cereoil’s insolvency, and thus should be ordered to pay all liabilities of Cereoil, net of assets. The bankruptcy filing lists total liabilities of $53 million and assets of $30 million. Seaboard intends to defend this case vigorously. It is impossible at this stage to determine the probability of a favorable or unfavorable outcome resulting from this suit. In the event of an adverse ruling, Seaboard and the other Cereoil Defendants could be ordered to pay the amount of the net indebtedness of Cereoil, which based on the bankruptcy schedules would total $23 million. It is possible that the net indebtedness could be higher than this amount if Cereoil’s liabilities are greater than $53 million and/or Cereoil’s assets are worth less than $30 million. In addition, in the event of an adverse ruling, the Bankruptcy Court of First Instance could order payment of the Trustee’s professional fees, interest, and other expenses. Any award in this case would offset against any award in the case described above filed on March 20, 2018.

On May 15, 2018, the Trustee for Nolston S.A. (“Nolston”) filed a suit in the Bankruptcy Court of First Instance in Uruguay that was served during the second quarter naming as parties Seaboard and the other Cereoil Defendants. Seaboard has a 45% indirect ownership of Nolston. The Trustee contends that the Cereoil Defendants acted with willful misconduct to cause Nolston’s insolvency, and thus should be ordered to pay all liabilities of Nolston, net of assets. The bankruptcy filing lists total liabilities of $29 million and assets of $15 million. Seaboard intends to defend this case vigorously. It is impossible at this stage to determine the probability of a favorable or unfavorable outcome resulting from this suit. In the event of an adverse ruling, Seaboard and the other Cereoil Defendants could be ordered to pay the amount of the net indebtedness of Nolston, which based on the bankruptcy schedules would total $14 million. It is possible that the net indebtedness could be higher than this amount if Nolston’s liabilities are greater than $29 million and/or Nolston’s assets are worth less than $15 million. In addition, in the event of an adverse ruling, the Bankruptcy Court of First Instance could order payment of the Trustee’s professional fees, interest, and other expenses.

On September 18, 2014, and subsequently in 2015 and 2016, Seaboard received a number of grand jury subpoenas and informal requests for information from the Department of Justice, Asset Forfeiture and Money Laundering Section (“AFMLS”), seeking records related to specified foreign companies and individuals. The companies and individuals as to which the requested records relate were not affiliated with Seaboard, although Seaboard has also received subpoenas and requests for additional information relating to an affiliate of Seaboard. During 2017, Seaboard received grand jury subpoenas requesting documents and information related to money transfers and bank accounts in the Democratic Republic of Congo (“DRC”) and other African countries and requests to interview certain Seaboard employees and to obtain testimony before a grand jury. Seaboard has retained outside counsel and is cooperating with the government’s investigation. It is impossible at this stage either to determine the probability of a favorable or unfavorable outcome or to estimate the amount of potential loss, if any, resulting from the government’s inquiry.

On September 19, 2012, the U.S. Immigration and Customs Enforcement (“ICE”) executed three search warrants authorizing the seizure of certain records from Seaboard’s offices in Merriam, Kansas and at the Seaboard Foods employment office and the human resources department in Guymon, Oklahoma. The warrants generally called for the seizure of employment-related files, certain e-mails and other electronic records relating to Medicaid and Medicaid recipients, certain health care providers in the Guymon area, and Seaboard’s health plan and certain personnel issues as part of an investigation led by the U.S. Attorney’s Office for the Western District of Oklahoma. This matter was settled in November 2018 pursuant to a settlement agreement with ICE and the State of Oklahoma to which Seaboard made cash payments to ICE and the State of Oklahoma in the aggregate amount of $1 million. The settlement resolves the investigation.

Seaboard is subject to various administrative and judicial proceedings and other legal matters related to the normal conduct of its business. In the opinion of management, the ultimate resolution of these items is not expected to have a material adverse effect in the consolidated financial statements of Seaboard.

Contingent Obligations

Certain of the non-consolidated affiliates and third-party contractors who perform services for Seaboard have bank debt supporting their underlying operations. From time to time, Seaboard will provide guarantees of that debt in order to further business objectives. Seaboard does not issue guarantees of third parties for compensation. As of December 31, 2018,

40 2018 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

guarantees outstanding to affiliates and third parties were not material. Seaboard has not accrued a liability for any of the affiliate or third-party guarantees as management considers the likelihood of loss to be remote.

Commitments

As of December 31, 2018 Seaboard had various non-cancelable purchase commitments and commitments under other agreements and operating leases, as described in the table below:

	Years ended December 31,
(Millions of dollars)	2019	2020	2021	2022	2023	Thereafter	Totals
Hog procurement contracts (a)	$69	$71	$78	$64	$46	$34	$362
Grain and feed ingredients (a)	116	2	—	—	—	—	118
Grain purchase contracts for resale (b)	564	—	—	—	—	—	564
Fuel supply contracts (c)	31	—	49	49	49	352	530
Equipment and other purchase commitments	73	—	—	—	—	—	73
Total firm purchase commitments	$853	$73	$127	$113	$95	$386	$1,647
Ports (d)	18	18	19	19	20	109	203
Vessel, time and voyage-charters (e)	58	27	26	13	8	25	157
Contract grower agreements (f)	47	41	37	27	18	61	231
Other operating lease payments	18	13	9	8	6	15	69
Total operating lease payments	$141	$99	$91	$67	$52	$210	$660
Power barge and pork plant expansion (g)	138	71	9	—	—	—	218
Investment in affiliates (h)	14	9	9	—	—	—	32
Total unrecognized non-cancelable commitments	$1,146	$252	$236	$180	$147	$596	$2,557
(a)

Seaboard has contracted with third parties for the purchase of hogs and has entered into grain and feed purchase contracts to support its hog operations. The amounts included in the table are based on projected market prices as of December 31, 2018. During 2018,  2017 and 2016, the Pork segment paid $77 million, $99 million and $133 million, respectively, for hogs purchased under committed contracts.

(b)	The CT&M segment enters into grain purchase contracts, primarily to support firm sales commitments. These contracts are valued based on projected commodity prices as of December 31, 2018.
(c)

The Power segment has a natural gas supply contract for a significant portion of the fuel required for the operation of its existing facility and barge under construction. The commitments have both fixed and variable price components, and the amount included in the table above is partially based on market prices as of December 31, 2018. The Marine segment also has fuel purchase contracts.

(d)

Seaboard also leases various facilities and equipment under non-cancelable operating lease agreements including a terminal operations agreement at PortMiami, which runs through 2028. Rental expense for operating leases for all segments amounted to $46 million, $44 million and $43 million in 2018,  2017 and 2016, respectively.

(e)

The Marine and CT&M segments enter into contracts to charter vessels for use in their operations, which include short-term time charters for a few months and long-term commitments ranging from less than one year to over three years. These segments’ charter hire expenses during 2018,  2017 and 2016 totaled $111 million, $96 million and $95 million, respectively.

(f)

To support the operations of the Pork segment, Seaboard has contract grower agreements in place with farmers to raise a portion of Seaboard’s hogs according to Seaboard’s specifications under long-term service agreements. During the years ended 2018, 2017 and 2016, Seaboard paid $48 million, $37 million and $26 million, respectively, under contract grower agreements.

(g)

In November 2018, Seaboard’s Power segment entered into a contract to build a floating power barge with operations anticipated to begin in the first quarter of 2021. The total cost of the project is estimated to exceed $160 million. In the third quarter of 2018, Seaboard’s Pork segment entered into an approximate $103 million construction contract to expand its Oklahoma, pork processing plant during 2019 and 2020. These assets are under construction, so expected payments may vary based on timing of milestones achieved.

(h)

Investment in affiliates represents obligations made to equity method investments, primarily for expected funding commitments to three limited liability companies that operate refined coal processing plants.

2018 Annual Report   41

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 9 - Employee Benefits

Seaboard has one qualified defined benefit pension plan (the “Plan”) for its domestic salaried and clerical employees that were hired before January 1, 2014. Benefits are generally based upon the number of years of service and a percentage of final average pay. Seaboard has historically based pension contributions on minimum funding standards to avoid the Pension Benefit Guaranty Corporation (“PBGC”) variable rate premiums established by the Employee Retirement Income Security Act (“ERISA”) of 1974. Seaboard did not make any contributions in 2018 and 2017 and currently does not plan on making any contributions in 2019.

As described in Note 10 to the consolidated financial statements, Seaboard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following tables show the Plan’s assets measured at estimated fair value as of December 31, 2018 and 2017, respectively, and also the level within the fair value hierarchy used to measure each category of assets:

	December 31,
(Millions of dollars)	2018	Level 1	Level 2	Level 3
Assets:
Domestic equity securities	$69	$69	$—	$—
Foreign equity securities	47	47	—	—
Domestic fixed income mutual funds	27	27	—	—
Foreign fixed income mutual funds	11	11	—	—
Money market funds	2	2	—	—
Total assets	$156	$156	$—	$—

	December 31,
(Millions of dollars)	2017	Level 1	Level 2	Level 3
Assets:
Domestic equity securities	$80	$80	$—	$—
Foreign equity securities	53	53	—	—
Domestic fixed income mutual funds	25	25	—	—
Foreign fixed income mutual funds	11	11	—	—
Money market funds	2	2	—	—
Total assets	$171	$171	$—	$—

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

Assumptions used in determining pension information for all of the above plans were:

	Years ended December 31,
	2018			2017			2016
Weighted average assumptions
Discount rate used to determine obligations	3.50	-	4.50%	2.75	-	3.80%	2.90	-	4.65%
Discount rate used to determine net periodic benefit cost	2.75	-	3.80%	2.90	-	4.60%	3.20	-	4.80%
Expected return on plan assets			6.25%			6.50%	6.75	-	7.00%
Long-term rate of increase in compensation levels			4.00%			4.00%			4.00%

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
42 2018 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

for all plans is December 31. The unrecognized net actuarial losses are generally amortized over the average remaining working lifetime of the active participants for all of these plans.

The changes in the Plan’s benefit obligations and fair value of assets for the Plan, supplemental executive plans and retirement agreements and the funded status were as follows:

	December 31,
(Millions of dollars)	2018	2017
Reconciliation of benefit obligation:
Benefit obligation at beginning of year	$300	$262
Service cost	10	9
Interest cost	11	11
Actuarial losses (gains)	(22)	29
Plan settlements	—	(9)
Benefits paid	(6)	(3)
Other	—	1
Benefit obligation at end of year	$293	$300
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of year	$171	$151
Actual return on plan assets	(11)	25
Employer contributions	2	10
Plan settlements	—	(9)
Benefits paid	(6)	(6)
Fair value of plan assets at end of year	$156	$171
Funded status	$(137)	$(129)

The net funded status of the Plan was $(35) million and $(29) million as of December 31, 2018 and 2017, respectively. The accumulated benefit obligation for the Plan was $165 million and $171 million and for all the other plans was $95 million and $90 million as of December 31, 2018 and 2017, respectively. Expected future net benefit payments for all plans during each of the next five years and in aggregate for the five-year period beginning with the sixth year were as follows: $15 million, $18 million, $14 million, $25 million, $21 million and $75 million, respectively.

The settlements recognized during 2017 were primarily due to three participants who received lump sum payments in aggregate of $8 million that exceeded the service cost plus interest cost for the respective plan.

The net periodic cost of benefits of these plans was as follows:

	Years ended December 31,
(Millions of dollars)	2018	2017	2016
Components of net periodic benefit cost:
Service cost	$10	$9	$9
Interest cost	11	11	11
Expected return on plan assets	(11)	(10)	(8)
Amortization and other	6	5	5
Settlement loss recognized	—	2	—
Net periodic benefit cost	$16	$17	$17

The service cost component is recorded in either cost of sales or selling, general and administrative expenses depending upon the employee, and the other components of net periodic benefit cost are recorded in miscellaneous, net in the consolidated statements of comprehensive income. The amounts not reflected in net periodic benefit cost and included in accumulated other comprehensive loss before taxes as of December 31, 2018 and 2017 were $72 million and $78 million, respectively. Such amounts primarily represent accumulated losses, net of gain.

Seaboard participates in a multi-employer pension fund, the United Food and Commercial Workers International Union-Industry Pension Fund, which covers certain union employees under a collective bargaining agreement. This fund’s employer identification number is 51-6055922, and this plan’s number is 001. For the plan year beginning July 1, 2017, this plan’s “zone status” is green and is not subject to a funding improvement plan. Seaboard is required to make contributions to this plan in amounts established under the collective bargaining agreement that expires in July 2019.

2018 Annual Report   43

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Contribution expense for this plan was $1 million for each of the years ended December 31, 2018, 2017 and 2016, which represents less than five percent of total contributions to this plan. The applicable portion of the total plan benefits and net assets of this plan is not separately identifiable, although Seaboard has received notice that, under certain circumstances, it could be liable for unfunded vested benefits or other expenses of this jointly administered union plan. The estimated withdrawal liability attributable to Seaboard based on the previous plan year ending June 30, 2018, was $17 million. Seaboard has not established any liabilities for potential future withdrawal, as such withdrawal from this plan is not probable.

Seaboard maintains a defined contribution plan covering most of its domestic salaried and clerical employees. In 2018,  2017 and 2016, Seaboard contributed to this plan an amount equal to 50% of the first 6% of each employee’s contributions to the plan. Employee vesting is based upon years of service, with 20% vested after one year of service and an additional 20% vesting with each additional complete year of service. Contribution expense for this plan was $3 million, $3 million and $2 million for the years ended December 2018, 2017 and 2016, respectively. In addition, Seaboard maintains a defined contribution plan covering most of its hourly, non-union employees. Contribution expense for this plan was $1 million for each of the years ended December 31, 2018, 2017 and 2016.

Seaboard has a deferred compensation plan that allows certain employees to reduce their compensation in exchange for values in various investments. Seaboard also has an Investment Option Plan that allowed certain employees to reduce their compensation in exchange for an option to acquire interests measured by reference to three investments. Contributions are no longer permitted under the Investment Option Plan. The exercise price for each investment option was established based upon the fair market value of the underlying investment on the date of grant. Under the deferred compensation plan, Seaboard contributes 3% of the employees’ reduced compensation. Seaboard’s income (expense) for these two deferred compensation plans, which primarily includes amounts related to the change in fair value of the underlying investment accounts, was $2 million, $(10) million and $(4) million for the years ended December 31, 2018, 2017 and 2016, respectively. Included in other liabilities as of December 31, 2018 and 2017 were $38 million and $40 million, respectively, representing the market value of the payable to the employees upon distribution or exercise for each plan. In conjunction with these plans, Seaboard purchased the specified number of units of the employee-designated investment, plus the applicable option price for the Investment Option Plan. These investments are treated as trading securities and are stated at their fair market values. Accordingly, as of December 31, 2018 and 2017, $45 million and $46 million, respectively, were included in other current assets in the consolidated balance sheets. Investment income (loss) related to the mark-to-market of these investments for 2018,  2017 and 2016 totaled $(2) million, $9 million and $4 million, respectively.

Note 10 - Derivatives and Fair Value of Financial Instruments

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

44 2018 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The following tables show assets and liabilities measured at fair value on a recurring basis as of December 31, 2018 and 2017, respectively, and also the level within the fair value hierarchy used to measure each category of assets and liabilities. The trading securities classified as other current assets below are assets held for Seaboard’s deferred compensation plans.

	December 31,
(Millions of dollars)	2018	Level 1	Level 2	Level 3
Assets:
Trading securities – short-term investments:
Domestic equity securities	$632	$632	$—	$—
Domestic debt securities	268	215	53	—
Foreign equity securities	218	218	—	—
Money market funds held in trading accounts	146	146	—	—
Collateralized loan obligations	28	—	28	—
High yield securities	19	7	12	—
Foreign debt securities	16	2	14	—
Term deposits	9	9	—	—
Other trading securities	5	5	—	—
Trading securities – other current assets:
Domestic equity securities	32	32	—	—
Money market funds held in trading accounts	5	5	—	—
Foreign equity securities	3	3	—	—
Fixed income securities	3	3	—	—
Other	1	1	—	—
Derivatives:
Commodities (1)	6	4	2	—
Foreign currencies	2	—	2	—
Total assets	$1,393	$1,282	$111	$—
Liabilities:
Trading securities – short-term investments:
Other trading securities	$5	$—	$5	$—
Contingent consideration	13	—	—	13
Derivatives:
Commodities (1)	4	4	—	—
Total liabilities	$22	$4	$5	$13

(1)  Seaboard’s commodity derivative assets and liabilities are presented in the consolidated balance sheets on a net basis, including netting the derivatives with the related margin accounts. As of December 31, 2018, the commodity derivatives had a margin account balance of $15 million resulting in a net other current asset in the consolidated balance sheet of $17 million.

2018 Annual Report   45

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

	December 31,
(Millions of dollars)	2017	Level 1	Level 2	Level 3
Assets:
Trading securities – short-term investments:
Domestic equity securities	$752	$752	$—	$—
Domestic debt securities held in mutual funds/ETFs/U.S. Treasuries	439	438	1	—
Foreign equity securities	319	319	—	—
Collateralized loan obligations	29	—	29	—
High yield securities	21	21	—	—
Money market funds held in trading accounts	10	10	—	—
Other trading securities	6	6	—	—
Trading securities – other current assets:
Domestic equity securities	35	35	—	—
Money market funds held in trading accounts	5	5	—	—
Foreign equity securities	4	4	—	—
Fixed income securities	2	2	—	—
Derivatives:
Commodities (1)	4	4	—	—
Foreign currencies	3	—	3	—
Total assets	$1,629	$1,596	$33	$—
Liabilities:
Derivatives:
Commodities (1)	$6	$6	$—	$—
Foreign currencies	6	—	6	—
Total liabilities	$12	$6	$6	$—

(1)  Seaboard’s commodity derivative assets and liabilities are presented in the consolidated balance sheets on a net basis, including netting the derivatives with the related margin accounts. As of December 31, 2017, the commodity derivatives had a margin account balance of $20 million resulting in a net other current asset in the consolidated balance sheet of $18 million.

Financial instruments consisting of cash and cash equivalents, net receivables, notes payable and accounts payable are carried at cost, which approximates fair value, as a result of the short-term nature of the instruments.

Domestic debt securities categorized as level 1 in the fair value hierarchy include debt securities held in mutual funds and ETFs. Domestic debt securities categorized as level 2 include corporate bonds, mortgage-backed securities, asset-backed securities and U.S. Treasuries. Foreign debt securities categorized as level 1 in the fair value hierarchy include debt securities held in mutual funds and ETFs with a country of origin concentration outside the U.S. Foreign debt securities categorized as level 2 include foreign government or government related securities and asset-backed securities with a country of origin concentration outside the U.S. High yield securities categorized as level 1 in the fair value hierarchy include high yield securities held in mutual funds and ETFs, and level 2 includes corporate bonds and bank loans.

The fair value of long-term debt is estimated by comparing interest rates for debt with similar terms and maturities. As Seaboard’s long-term debt is mostly variable-rate, its carrying amount approximates fair value. If Seaboard’s long-term debt was measured at fair value on its consolidated balance sheets, it would have been classified as level 2 in the fair value hierarchy. See Note 7 for a discussion of Seaboard’s long-term debt.

The fair value of Seaboard’s contingent consideration recorded in conjunction with the acquisition discussed further in Note 2 was classified as a level 3 in the fair value hierarchy since the calculation is dependent upon projected company specific inputs using a Monte Carlo simulation. In future reporting periods, Seaboard will remeasure the estimated fair value of the contingent consideration liability until settled. The estimated fair value of the liability decreased $1 million during the fourth quarter of 2018 based upon updated financial information, including 2018 actual and 2019 budgeted amounts.

46 2018 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

While management believes its derivatives are primarily economic hedges, Seaboard does not perform the extensive record-keeping required to account for these types of transactions as hedges for accounting purposes. As the derivatives discussed below are not accounted for as hedges, fluctuations in the related commodity prices, foreign currency exchange rates and equity prices could have a material impact on earnings in any given reporting period.

Commodity Instruments

Seaboard uses various derivative futures and options to manage its risk to price fluctuations for raw materials and other inventories, finished product sales and firm sales commitments. Occasionally, Seaboard also enters into speculative derivative transactions not directly related to its raw material requirements. Commodity derivatives are recorded at fair value, with any changes in fair value being marked-to-market as a component of cost of sales in the consolidated statements of comprehensive income. For the years ended December 31, 2018, 2017 and 2016, Seaboard recognized net realized and unrealized gains (losses) related to commodity contracts of $(12) million, $(9) million and $21 million, respectively, included in cost of sales in the consolidated statements of comprehensive income.

As of December 31, 2018, Seaboard had open net derivative contracts to purchase 33 million bushels of grain and 8 million pounds of soybean oil and open net derivative contracts to sell 26 million pounds of hogs and 7 million gallons of heating oil. As of December 31, 2017, Seaboard had open net derivative contracts to purchase 29 million bushels of grain, 1 million pounds of soybean oil and open net derivative contracts to sell 13 million pounds of hogs and 7 million gallons of heating oil.

Foreign Currency Exchange Agreements

Seaboard enters into foreign currency exchange agreements to manage the foreign currency exchange rate risk with respect to certain transactions denominated in foreign currencies. Foreign currency exchange agreements that primarily relate to an underlying commodity transaction are recorded at fair value with changes in value marked-to-market as a component of cost of sales in the consolidated statements of comprehensive income. Foreign currency exchange agreements that are not related to an underlying commodity transaction are recorded at fair value with changes in value marked-to-market as a component of foreign currency gains (losses), net in the consolidated statements of comprehensive income. As of December 31, 2018 and 2017, Seaboard had foreign currency exchange agreements with notional amounts of $82 million and $20 million, respectively, primarily related to the South African rand, euro and the Canadian dollar. From time to time Seaboard is subject to counterparty credit risk related to its foreign currency exchange agreements should the counterparties fail to perform according to the terms of the contracts. As of December 31, 2018, Seaboard had $2 million of credit risk to five counterparties related to its foreign currency exchange agreements. Seaboard does not hold any collateral related to these agreements.

Equity Futures Contracts

Seaboard enters into equity futures contracts to manage the equity price risk with respect to certain short-term investments. Equity futures contracts are recorded at fair value with changes in value marked-to-market as a component of other investment income (loss), net in the consolidated statements of comprehensive income. The notional amounts of these equity futures contracts were $97 million and $0 million as of December 31, 2018 and 2017, respectively.

The following table provides the amount of gain (loss) recognized for each type of derivative and where it was recognized in the consolidated statements of comprehensive income for the year ended December 31, 2018 and 2017:

(Millions of dollars)		2018	2017
Commodities	Cost of sales	$(12)	$(9)
Foreign currencies	Cost of sales	2	(7)
Foreign currencies	Foreign currency gains (losses), net	1	(1)
Equity	Other investment income (loss), net	(6)	—

2018 Annual Report   47

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The following table provides the fair value of each type of derivative held as of December 31, 2018 and 2017 and where each derivative is included in the consolidated balance sheets:

		Asset Derivatives			Liability Derivatives
		December 31,	December 31,		December 31,	December 31,
(Millions of dollars)		2018	2017		2018	2017
Commodities(1)	Other current assets	$6	$4	Other current liabilities	$4	$6
Foreign currencies	Other current assets	2	3	Other current liabilities	—	6
Equity	Short-term investments	—	—	Short-term investments	5	—

(1)  Seaboard’s commodity derivative assets and liabilities are presented in the consolidated balance sheets on a net basis, including netting the derivatives with the related margin accounts. As of December 31, 2018 and 2017, the commodity derivatives had a margin account balance of $15 million and $20 million, respectively, resulting in a net other current asset in the consolidated balance sheets of $17 million and $18 million, respectively. Seaboard’s equity derivatives are also presented on a net basis, including netting the derivatives within short-term investments.

Note 11 - Stockholders’ Equity and Accumulated Other Comprehensive Loss

In October 2017, the Board of Directors extended through October 31, 2019 the share repurchase program initially established in November 2009. As of December 31, 2018, $95 million remained available for repurchases under this program. Seaboard repurchased 1,333 shares of common stock at a total price of $5 million during 2018. Shares repurchased were retired and became authorized and unissued shares. Seaboard did not repurchase any shares of common stock during 2017 and 2016. Under this share repurchase program, Seaboard is authorized to repurchase its common stock from time to time in open market or privately negotiated purchases, which may be above or below the traded market price. During the period that the share repurchase program remains in effect, from time to time, Seaboard may enter into a 10b5‑1 plan authorizing a third party to make such purchases on behalf of Seaboard. All stock repurchased will be made in compliance with applicable legal requirements and funded by cash on hand. The timing of the repurchases and the number of shares repurchased at any given time will depend upon market conditions, compliance with Securities and Exchange Commission (“SEC”) regulations, and other factors. The Board of Directors’ stock repurchase authorization does not obligate Seaboard to acquire a specific amount of common stock, and the stock repurchase program may be suspended at any time at Seaboard’s discretion. Shares repurchased are retired and resume the status of authorized and unissued shares.

In each of the four quarters of 2018 and 2017, Seaboard declared and paid a quarterly dividend of $1.50 per share on the common stock. Seaboard did not declare or pay a dividend in 2016. In December 2012, Seaboard declared and paid a dividend of $12.00 per share on the common stock. The increased amount of the dividend represented a prepayment of the annual 2013, 2014, 2015 and 2016 dividends ($3.00 per share per year).

48 2018 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

The components of accumulated other comprehensive loss, net of related taxes, for 2016,  2017 and 2018 were as follows:

	Cumulative
	Foreign		Unrealized
	Currency		Gain		Unrecognized
	Translation		on		Pension
(Millions of dollars)	Adjustment		Investments		Cost		Total
Balance December 31, 2016	$(254)		$2		$(52)		$(304)
Other comprehensive income (loss) before reclassifications	(6)		5		(8)		(9)
Amounts reclassified from accumulated other comprehensive loss to net earnings	—		—		4	(1)	4
Other comprehensive income (loss), net of tax	(6)		5		(4)		(5)
Amounts reclassified from accumulated other comprehensive loss to retained earnings	(37)	(2)	—		(8)	(2)	(45)
Balance December 31, 2017	$(297)		$7		$(64)		$(354)
Other comprehensive loss before reclassifications	(52)		—		(1)		(53)
Amounts reclassified from accumulated other comprehensive loss to net loss	—		—		4	(1)	4
Other comprehensive income (loss), net of tax	(52)		—		3		(49)
Amounts reclassified from accumulated other comprehensive loss to retained earnings	—		(7)	(3)	—		(7)
Balance December 31, 2018	$(349)		$—		$(61)		$(410)

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

(3)   Effective January 1, 2018, upon adoption of new guidance, all unrealized gains (losses) on investments are included in the consolidated statement of comprehensive income. The accumulated other comprehensive income balance as of December 31, 2017, was reclassified to retained earnings on January 1, 2018.

The cumulative foreign currency translation adjustment primarily represents the effect of the Argentine peso currency exchange fluctuation on the net assets of the Sugar and Alcohol segment. Effective in the third quarter of 2018, the Sugar and Alcohol segment’s functional currency changed from the Argentine peso to the U.S. dollar due to highly inflationary accounting. See Note 1 for further discussion of this impact.

For 2018, less than $1 million of income taxes for the cumulative foreign currency translation adjustment was recorded because substantially all of the adjustment related to foreign subsidiaries for which no tax benefit was recorded. See Note 13 for discussion of the election to change the tax status of a wholly-owned subsidiary from a partnership to a corporation. Income taxes for cumulative foreign currency translation adjustments were recorded using a 21% effective tax rate in the fourth quarter of 2017 and a 35% effective tax rate for all other periods, except for $91 million in 2017 related to certain subsidiaries for which no tax benefit was recorded. Income taxes for all other components of accumulated other comprehensive loss were recorded using a 26% effective tax rate in the fourth quarter of 2017 and all of 2018 and a 39% effective tax rate for other periods of 2017 and all of 2016, except for unrecognized pension cost of $23 million and $22 million in 2018 and 2017, respectively, related to employees at certain subsidiaries for which no tax benefit was recorded.

2018 Annual Report   49

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Note 12 – Revenue Recognition

Seaboard has multiple segments with diverse revenue streams. For additional information on Seaboard’s segments, see Note 14. The following table presents Seaboard’s sales disaggregated by revenue source and segment:

	Year Ended December 31, 2018
(Millions of dollars)	Pork	Commodity Trading & Milling	Marine	Sugar and Alcohol	Power	All Other	Consolidated Totals
Major Products/Services Lines:
Products	$1,451	$3,410	$—	$173	$—	$18	$5,052
Transportation	9	—	1,057	—	—	—	1,066
Energy	282	—	—	11	122	—	415
Other	32	18	—	—	—	—	50
Segment/Consolidated Totals	$1,774	$3,428	$1,057	$184	$122	$18	$6,583

Revenue from goods and services transferred to customers at a single point in time accounted for approximately 85% of Seaboard’s net sales for the year ended December 31, 2018. Substantially all of the sales in Seaboard’s Marine segment are recognized ratably over the transit time for each voyage as Seaboard believes this is a faithful depiction of the performance obligation to its customers.

Almost all of Seaboard’s contracts with its customers are short-term, defined as less than one year. The Pork segment recognizes fees paid at commencement of the marketing agreement with Triumph over the term of the agreement. As of December 31, 2018, Seaboard had $12 million of remaining performance obligations that were unsatisfied related to the marketing agreement, of which 50% is expected to be recognized as net sales in 2019 and the remaining 50% in 2020. Seaboard elected to use all practical expedients and therefore will not disclose the value of unsatisfied performance obligations for: (i) contracts with an original expected length of one year or less; and (ii) contracts for which revenue is recognized at the amount to which it has the right to invoice for services performed. Also, Seaboard will recognize a financing component only on obligations that extend longer than one year.

Deferred revenue represents cash payments received in advance of Seaboard’s performance or revenue billed that is unearned. The CT&M segment requires certain customers to pay in advance or upon delivery to avoid collection risk. The Marine segment’s deferred revenue balance primarily relates to the unearned portion of billed revenue when a ship is on the water and has not arrived at the designated port. Deferred revenue balances are reduced when revenue is recognized. Deferred revenue recognized as revenue for the year ended December 31, 2018 was $327 million.

The primary impact of adopting the new guidance was the acceleration of revenue related to sales in Seaboard’s CT&M segment that previously had not been recognized as a fixed and determinable price was not established at the time of sale. Under the new guidance, revenue is recognized when control is transferred. Adjustments are made to revenue for pending sale prices dependent upon market fluctuations, further processing, or other factors until sales prices are finalized. The following tables summarize the impacts of adoption on Seaboard’s consolidated financial statements:

Consolidated Statement of Comprehensive Income

	Year ended
	December 31, 2018
	Balances Without
	Adoption		As
(Millions of dollars)	of Topic 606	Adjustments	Reported
Total net sales	$6,555	$28	$6,583
Total cost of sales	$6,032	$28	$6,060

50 2018 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Consolidated Balance Sheet	December 31, 2018
	Balances Without		As
(Millions of dollars)	Adoption of Topic 606	Adjustments	Reported
Net receivables	$544	$7	$551
Inventories	$860	$(45)	$815
Deferred revenue	$77	$(38)	$39

Consolidated Statement of Cash Flows	Year ended December 31, 2018
	Balances Without		As
(Millions of dollars)	Adoption of Topic 606	Adjustments	Reported
Changes in assets and liabilities, net of acquisitions:
Receivables, net of allowance	$(51)	$(7)	$(58)
Inventories	$(79)	$45	$(34)
Current liabilities, exclusive of debt	$16	$(38)	$(22)

Note 13 - Income Taxes

On December 22, 2017, the President of the U.S. signed into law the Tax Cuts and Job Act (the “2017 Tax Act”). The 2017 Tax Act changed U.S. tax law by, among other things, lowering corporate income tax rates, implementing a territorial tax system and imposing a repatriation tax on mandatory deemed repatriated earnings of foreign subsidiaries. The 2017 Tax Act permanently reduces the U.S. corporate income tax rate from a maximum of 35% to a flat 21% rate, effective January 1, 2018.

Income taxes attributable to continuing operations for the years ended December 31, 2018, 2017 and 2016 differed from the amounts computed by applying the statutory U.S. federal income tax rate of 21% for 2018 and 35% for 2017 and 2016 to earnings before income taxes excluding noncontrolling interests for the following reasons:

	Years ended December 31,
(Millions of dollars)	2018	2017	2016
Computed “expected” tax expense (benefit) excluding noncontrolling interests	$(3)	$150	$134
Adjustments to tax expense (benefit) attributable to:
Foreign tax differences	12	(22)	(14)
Tax-exempt income	(13)	—	(15)
State income taxes, net of federal benefit	(8)	9	5
Repatriation tax	14	112	—
Effect on deferreds of federal rate reduction	—	(47)	—
Foreign entity tax status change	22	—	—
Federal tax credits	(23)	(18)	(31)
Federal rate reduction effect on capital loss carryback	(3)	—	—
Domestic manufacturing deduction	—	(2)	(5)
Other	3	(1)	(4)
Total income tax expense	$1	$181	$70

In December 2017, the SEC issued guidance that permitted the use of provisional amounts when the necessary information was not available, prepared or analyzed in reasonable detail to complete the accounting for certain income tax effects of the 2017 Tax Act. Seaboard recognized $112 million of provisional tax impact related to mandatory deemed repatriated earnings and a $47 million benefit from the revaluation of deferred tax assets and liabilities in its consolidated financial statements for the year ended December 31, 2017. The accounting for the income tax effects of the 2017 Tax Act was completed in the fourth quarter of 2018 with a total adjustment of $16 million related primarily to repatriation and, to a lesser extent, executive compensation items. Seaboard increased its provisional tax impact by $13 million during the third quarter of 2018 and $3 million during the fourth quarter of 2018. The 2018 effective tax rate was significantly impacted by these measurement-period adjustments. The changes related to mandatory deemed repatriated earnings and the revaluation of deferred tax assets and liabilities were based on interpretation changes and further analysis. Additional regulatory guidance may be issued, and Seaboard will adjust in the period of issuance.

2018 Annual Report   51

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Beginning in 2018, the 2017 Tax Act also imposed two new U.S. tax base erosion provisions, the global intangible low-taxed income (“GILTI”) provision and the base-erosion and anti-abuse tax (“BEAT”) provision. Seaboard accounts for the GILTI and BEAT taxes in the period incurred. Seaboard’s annual income tax rate for 2018 includes less than $1 million of anticipated tax expense associated with the GILTI and BEAT provisions.

During 2018, Seaboard elected to change the tax status of a wholly-owned subsidiary from a partnership to a corporation. This change in tax status resulted in an estimated $22 million of additional tax expense and additional deferred tax liabilities.

Earnings before income taxes were as follows:

	Years ended December 31,
(Millions of dollars)	2018	2017	2016
United States	$(109)	$273	$272
Foreign	93	155	110
Total earnings (loss) excluding noncontrolling interests	(16)	428	382
Net loss (income) attributable to noncontrolling interests	—	1	(2)
Total earnings (loss) before income taxes	$(16)	$427	$384

The components of total income taxes were as follows:

	Years ended December 31,
(Millions of dollars)	2018	2017	2016
Current:
Federal	$(20)	$118	$(1)
Foreign	32	19	21
State and local	—	2	7
Deferred:
Federal	5	20	36
Foreign	(5)	10	4
State and local	(11)	12	3
Income tax expense	1	181	70
Unrealized changes in other comprehensive income (loss)	2	(3)	(12)
Total income taxes	$3	$178	$58

Seaboard recorded $14 million and $112 million of tax on mandatory deemed repatriated earnings for the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018, Seaboard has $73 million of long-term income tax liability, payable over 8 years, and $7 million of income taxes payable related to mandatory deemed repatriated earnings. As of December 31, 2018 and 2017, Seaboard had income taxes receivable of $39 million and $51 million, respectively, primarily related to domestic tax jurisdictions, and had income taxes payable of $14 million and $3 million, respectively, primarily related to foreign tax jurisdictions.

52 2018 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Components of the net deferred income tax liability at the end of each year were as follows:

	December 31,
(Millions of dollars)	2018	2017
Deferred income tax liabilities:
Depreciation	$140	$92
Domestic partnerships	78	92
LIFO	—	3
Cash basis farming adjustment	5	5
Deferred earnings of foreign subsidiaries	2	—
Other	1	17
	$226	$209
Deferred income tax assets:
Reserves/accruals	$70	$61
Deferred earnings of foreign subsidiaries	—	24
Net operating and capital loss carry-forwards	56	51
LIFO	7	—
Tax credit carry-forwards	21	14
Other	4	6
	158	156
Valuation allowance	59	59
Net deferred income tax liability	$127	$112

The activity within the valuation allowance account is as follows:

	Balance at	Charge (credit)	Balance at
(Millions of dollars)	beginning of year	to expense	end of year
Allowance for Deferred Tax Assets:
Year Ended December 31, 2018	$59	—	$59
Year Ended December 31, 2017	$58	1	$59
Year Ended December 31, 2016	$19	39	$58

Management believes Seaboard’s future taxable income will be sufficient for full realization of the net deferred tax assets. The valuation allowance relates to the tax benefits from foreign net operating losses and tax credits. Management does not believe these benefits are more likely than not to be realized due to limitations imposed on the utilization of these losses and credits. As of December 31, 2018, Seaboard had foreign net operating loss carry-forwards of approximately $148 million, a portion of which expire in varying amounts between 2019 and 2038, while others have indefinite expiration periods. As of December 31, 2018, Seaboard had state and foreign tax credit carry-forwards of approximately $20 million, net of valuation allowance, all of which carry-forward indefinitely.

As of December 31, 2018 and 2017, Seaboard had $25 million and $18 million, respectively, in total unrecognized tax benefits, all of which if recognized would affect the effective tax rate. It is reasonably possible that the resolution of ongoing governmental audits within 12 months of the reporting date could significantly affect the total amounts of unrecognized tax benefits. The following table is a reconciliation of the beginning and ending amount of unrecognized tax benefits:

(Millions of dollars)	2018	2017
Beginning balance at January 1	$18	$13
Additions for uncertain tax positions of prior years	2	3
Additions for uncertain tax positions of current year	6	3
Lapse of statute of limitations	(1)	(1)
Ending balance as of December 31	$25	$18

Seaboard accrues interest related to unrecognized tax benefits and penalties in income tax expense and had approximately $6 million and $3 million accrued for the payment of interest and penalties as of December 31, 2018 and 2017, respectively.

2018 Annual Report   53

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Seaboard’s tax returns are regularly audited by federal, state and foreign tax authorities, which may result in material adjustments. Seaboard’s 2013, 2014 and 2015 U.S. income tax returns are currently under Internal Revenue Service examination. Tax years prior to 2013 are generally no longer subject to U.S. tax assessment. In Seaboard’s major non-U.S. jurisdictions, including Argentina, the Dominican Republic, Ivory Coast and Senegal, tax years are typically subject to examination for three to six years.

As of December 31, 2018, Seaboard had provided for U.S. federal income tax on $1,300 million of undistributed earnings from foreign operations in conjunction with the 2017 Tax Act.  Historically, Seaboard has considered substantially all foreign profits as being permanently invested in its foreign operations, including all cash and short-term investments held by foreign subsidiaries. Seaboard intends to continue permanently reinvesting the majority of these funds outside the U.S. as current plans do not demonstrate a need to repatriate them to fund Seaboard’s U.S. operations and therefore, Seaboard has not recorded deferred taxes for state or foreign withholding taxes that would result upon repatriation to the U.S. Determination of the tax that might be paid on unremitted earnings if eventually remitted is not practical. If Seaboard decided at a later date to repatriate these permanently reinvested earnings to the U.S., Seaboard would be required to provide for the net tax effects on these amounts.

Seaboard has certain investments in various limited partnerships as a limited partner that are expected to enable Seaboard to obtain certain tax credits. The balance of the low-income housing investments recognized in the consolidated balance sheets as of December 31, 2018 and 2017 was $5 million and $7 million, respectively. Seaboard uses the proportional amortization method of accounting for all of its qualified affordable housing project investments by amortizing the initial cost of the investment in proportion to the income tax credits received and recognizing as a component of income tax expense. Seaboard also has invested in three limited liability companies that operate refined coal processing plants that generate federal income tax credits based on production levels. Seaboard’s total contributions to these investments were $17 million, $10 million and $14 million during 2018, 2017 and 2016, respectively. See Note 8 for Seaboard’s estimate of its funding commitment for these plants. Additionally, Seaboard invested $10 million during 2016 in two limited liability companies that operate solar energy production facilities that generate investment tax credits. These other alternative investments are accounted for using the equity method of accounting.

In February 2018, Congress retroactively extended the federal blender’s credits for 2017. In accordance with U.S. GAAP, the effects of changes in tax laws, including retroactive changes, are recognized in the financial statements in the period that the changes are enacted.  Accordingly, in the first quarter of 2018, a one-time tax benefit of $4 million related to the 2017 federal blender’s credits was recorded in income tax expense. In addition to this amount, Seaboard recognized $42 million of federal blender’s credits as non-taxable revenue in the first quarter of 2018. See Note 14 for further discussion of the federal blender’s credits. The Protecting Americans from Tax Hikes Act of 2015 (the “2015 Tax Act”), signed into law in December 2015, extended the federal blender’s credits provisions through December 31, 2016. Revenue was recognized ratably throughout 2016. The federal blender’s credits were not renewed for 2018.

Note 14 - Segment Information

Seaboard has six reportable segments: Pork, CT&M, Marine, Sugar and Alcohol, Power and Turkey, each offering a specific product or service. Seaboard’s reporting segments are based on information used by Seaboard’s Chief Executive Officer in his capacity as chief operating decision maker to determine allocation of resources and assess performance. Each of the six segments is separately managed, and each was started or acquired independent of the other segments. The Pork segment primarily produces and sells fresh and frozen pork products to further processors, foodservice operators, grocery stores, distributors and retail outlets throughout the U.S., and to foreign markets. This segment also produces biodiesel from pork fat and other animal fat and vegetable oil for sale to third parties. Substantially all of Seaboard’s Pork segment’s hourly employees at its processing plant are covered by a collective bargaining agreement that expires in 2019. The CT&M segment is an integrated agricultural commodity trading, processing and logistics operation that internationally markets wheat, corn, soybean meal and other agricultural commodities in bulk to third-party customers and to non-consolidated affiliates. This segment also operates flour, maize and feed mills and bakery operations in numerous foreign countries. The Marine segment provides cargo shipping services in the U.S., the Caribbean and Central and South America. The Sugar segment produces and processes sugar and alcohol in Argentina, primarily to be marketed locally. The Power segment is an independent power producer in the Dominican Republic operating a power generating barge. The Turkey segment, accounted for using the equity method, produces and sells branded and non-branded turkey products. Total assets for the Turkey segment represent Seaboard’s investment in Butterball. Revenues for the All Other segment are primarily

54 2018 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

derived from a jalapeño pepper processing operation. Below are significant segment events that impact financial results for the periods covered by this report.

During 2017 and 2016, the Pork segment acquired hog growing operations for total cash consideration of $40 million and $219 million, respectively. These hog operations’ results have been included in Seaboard’s consolidated financial statements from the dates of acquisition. See Note 2 for further information on these acquisitions. The Pork segment’s biodiesel plants have historically received federal blender’s credits for the biodiesel they blend. The 2015 Tax Act signed into law in December 2015 renewed the federal blender’s credit retroactively to January 1, 2015 with an expiration of December 31, 2016. The federal blender’s credits were not renewed in 2017, but in February 2018 Congress retroactively extended the federal blender’s credits for 2017. Seaboard recognized approximately $42 million of revenue in the first quarter of 2018 for the biodiesel it blends. There was no tax expense on this transaction. The federal blender’s credits were not renewed in 2018.

On January 5, 2018, the CT&M segment acquired flour milling and associated businesses in Senegal, Ivory Coast and Monaco for $324 million, plus an earn-out between zero and $48 million, using the exchange rate in effect at closing. During 2017, the CT&M segment acquired an elevator business in Canada for total cash consideration of $14 million. On October 28, 2016, the CT&M segment obtained control of Belarina, its non-consolidated affiliate with a flour production business in Brazil. See Note 2 for further details of these acquisitions.

The following tables set forth specific financial information about each segment as reviewed by Seaboard’s management, except for the Turkey segment information previously disclosed in Note 6 to the consolidated financial statements. Operating income for segment reporting is prepared on the same basis as that used for consolidated operating income. Operating income, along with income (loss) from affiliates for the Pork, CT&M and Turkey segments, are used as the measures of evaluating segment performance because management does not consider interest, other investment income (loss) and income tax expense on a segment basis. Administrative services provided by the corporate office are allocated to the individual segments and represent corporate services rendered to and costs incurred for each specific segment, with no allocation to individual segments of general corporate management oversight costs. Corporate assets include short-term investments, other current assets related to deferred compensation plans, fixed assets, and other miscellaneous items. Corporate operating losses represent certain operating costs not specifically allocated to individual segments and include costs related to Seaboard’s deferred compensation programs, which are offset by the effect of the mark-to-market adjustments on these investments recorded in other investment income (loss), net.

Sales to External Customers:

	Years ended December 31,
(Millions of dollars)	2018	2017	2016
Pork	$1,774	$1,609	$1,443
Commodity Trading and Milling	3,428	2,945	2,778
Marine	1,057	956	916
Sugar and Alcohol	184	186	147
Power	122	97	79
All Other	18	16	16
Segment/Consolidated Totals	$6,583	$5,809	$5,379

Operating Income (Loss):

	Years ended December 31,
(Millions of dollars)	2018	2017	2016
Pork	$117	$193	$179
Commodity Trading and Milling	46	25	38
Marine	25	21	33
Sugar and Alcohol	9	21	(12)
Power	21	9	7
All Other	2	2	2
Segment Totals	220	271	247
Corporate	(11)	(31)	(17)
Consolidated Totals	$209	$240	$230

2018 Annual Report   55

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Income (Loss) from Affiliates:

	Years ended December 31,
(Millions of dollars)	2018	2017	2016
Pork	$(30)	$(10)	$11
Commodity Trading and Milling	(11)	7	(10)
Marine	2	(7)	1
Sugar and Alcohol	1	1	2
Power	10	6	4
Turkey	(16)	(4)	73
Segment/Consolidated Totals	$(44)	$(7)	$81

Depreciation and Amortization:

	Years ended December 31,
(Millions of dollars)	2018	2017	2016
Pork	$73	$69	$56
Commodity Trading and Milling	22	10	6
Marine	24	24	26
Sugar and Alcohol	6	7	6
Power	8	8	8
Segment Totals	133	118	102
Corporate	1	—	—
Consolidated Totals	$134	$118	$102

Total Assets:

	December 31,
(Millions of dollars)	2018	2017
Pork	$1,304	$1,309
Commodity Trading and Milling	1,423	964
Marine	345	376
Sugar and Alcohol	138	197
Power	203	188
Turkey	295	315
All Other	8	4
Segment Totals	3,716	3,353
Corporate	1,591	1,808
Consolidated Totals	$5,307	$5,161

Investments in and Advances to Affiliates:

	December 31,
(Millions of dollars)	2018	2017
Pork	$192	$231
Commodity Trading and Milling	255	240
Marine	28	28
Sugar and Alcohol	4	4
Power	30	38
Turkey	295	310
Segment/Consolidated Totals	$804	$851

56 2018 Annual Report

SEABOARD CORPORATION

Notes to Consolidated Financial Statements

Capital Expenditures:

	Years ended December 31,
(Millions of dollars)	2018	2017	2016
Pork	$86	$100	$69
Commodity Trading and Milling	29	15	35
Marine	18	37	19
Sugar and Alcohol	5	20	33
Power	23	1	1
Segment Totals	161	173	157
Corporate	1	—	1
Consolidated Totals	$162	$173	$158

Geographic Information

Seaboard had sales in South Africa totaling $589 million, $581 million and $650 million for the years ended December 31, 2018, 2017 and 2016, respectively, representing approximately 9%, 10% and 12% of total sales for each respective year. Seaboard also had sales in Colombia totaling $757 million, $495 million and $421 million for the years ended December 31, 2018, 2017 and 2016, respectively, representing approximately 11%, 9% and 8% of total sales for each respective year. No other individual foreign country accounted for 10% or more of sales to external customers.

The following table provides a geographic summary of net sales based on the location of product delivery:

	Years ended December 31,
(Millions of dollars)	2018	2017	2016
Caribbean, Central and South America	$2,753	$2,295	$1,990
Africa	1,668	1,483	1,572
United States	1,408	1,271	1,161
Pacific Basin and Far East	381	393	309
Canada/Mexico	255	238	236
Europe	100	99	40
All other	18	30	71
Totals	$6,583	$5,809	$5,379

Management believes its allowance for doubtful accounts is adequate and reduces receivables recorded to their expected net realizable value. As of December 31, 2018 and 2017, Seaboard had approximately $327 million and $242 million, respectively, of foreign receivables, excluding receivables due from affiliates, which generally represent more of a collection risk than the domestic receivables, although as of December 31, 2018 no individual material amounts were deemed to have a heightened risk of collectability.

The following table provides a geographic summary of Seaboard’s long-lived assets according to their physical location and primary port for the vessels:

	December 31,
(Millions of dollars)	2018	2017
United States	$775	$784
Dominican Republic	109	114
Argentina	50	73
Senegal	48	—
Ivory Coast	36	—
All other	142	115
Totals	$1,160	$1,086

2018 Annual Report   57

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

David H. Rankin

Senior Vice President, Taxation and Business Development

Michael D. Trollinger

Vice President, Corporate Controller and Chief Accounting Officer

Ty A. Tywater

Vice President, Audit Services

Ivan J. Winfield Jr.

Vice President, Information Technology

Zachery J. Holden

Assistant Secretary

Adriana N. Hoskins

Assistant Treasurer

Chief Executive Officers of Principal Seaboard Operations
Darwin E. Sand Pork David M. Dannov Commodity Trading and Milling Edward A. Gonzalez Marine	Hugo D. Rossi Sugar and Alcohol Armando G. Rodriguez Power

Stock Transfer Agent and Registrar of Stock

EQ Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
(800) 468-9716
www.shareowneronline.com

Independent Registered Public Accounting Firm

KPMG LLP

1000 Walnut Street, Suite 1100

Kansas City, Missouri 64106

Stock Listing

Seaboard’s common stock is traded on the NYSE American under the symbol SEB. Seaboard had 2,177 stockholders of record of its common stock as of January 31, 2019.

Availability of Form 10-K Report

Seaboard files its annual report on Form 10-K with the Securities and Exchange Commission. Copies of the Form 10-K for fiscal 2018 are available without charge by writing Seaboard Corporation, 9000 West 67th Street, Merriam, Kansas 66202, Attention: Shareholder Relations or via the Internet at https://www.seaboardcorp.com/investors.

Seaboard provides access to its most recent Form 10-K, Form 10-Q and Form 8-K reports on its Internet website as soon as reasonably practicable after those reports are electronically filed with the Securities and Exchange Commission.

58 2018 Annual Report